UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 7, 2003

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Corso d’Italia 41

Rome, Italy 00198

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Cautionary Statement for Purposes of the “Safe Harbor” Provision of the United States Private Securities Litigation Reform Act of 1995.    The Private Securities Litigation reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management’s current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management’s control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

•	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixedline and wireless markets of the Telecom Italia Group;

•	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

•	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

•	the impact of regulatory decisions and changes in the regulatory environment;

•	the impact and consequences of the Merger;

•	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

•	the continuing impact of rapid changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

•	the impact of fluctuations in currency exchange and interest rates;

•	Telecom Italia Group’s ability to continue the implementation of its 2003-2005 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia Group’s interests in various companies;

•	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

•	Telecom Italia Group’s ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

•	Telecom Italia Group’s ability to successfully implement its internet strategy;

•	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America;

•	the amount and timing of any future impairment charges for Telecom Italia Group’s licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.

* * *

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.

Financial statements included in the document, if any, were prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.

You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

/s/ CARLO DE GENNARO

Carlo De Gennaro

Date: July 7, 2003

Olivetti S.p.A.

Information Statement

Merger of Telecom Italia S.p.A. into

Olivetti S.p.A.

This Information Statement has been prepared for the Telecom Italia S.p.A. (“Telecom Italia”) savings shareholders (the “Telecom Italia Savings Shareholders”) resident in the United States to provide information in connection with the merger (the “Merger”) of Telecom Italia with and into Olivetti S.p.A. (“Olivetti”) prior to the Merger becoming effective and the ordinary and savings shares to be issued by New Telecom Italia (as defined below) in the Merger being listed for trading on the Italian and New York stock exchanges. This Information Statement is for information purposes only and no action is required from Telecom Italia Savings Shareholders in connection with the Merger.

On April 15, 2003, the Boards of Directors of Olivetti and Telecom Italia approved the plan of merger (the “Plan of Merger”), the legal document that governs the Merger. On May 24, 2003 and May 26, 2003 the extraordinary meetings of Telecom Italia’s and Olivetti’s ordinary shareholders voted in favor of the Merger. The company resulting from the Merger will be called Telecom Italia S.p.A. The Merger is expected to become effective during the first half of August 2003, subject to the satisfaction of certain conditions which are more fully described in this Information Statement. We refer to the surviving company in the Merger in this Information Statement as “New Telecom Italia” and, with its consolidated subsidiaries, the “New Telecom Italia Group.”

If the Merger is completed, holders of ordinary shares issued by Telecom Italia (“Telecom Italia Ordinary Shares”) or ordinary shares issued by Olivetti (“Olivetti Ordinary Shares”) will receive ordinary shares issued by New Telecom Italia (“New Telecom Italia Ordinary Shares”) and holders of savings shares issued by Telecom Italia (“Telecom Italia Savings Shares” and, together with the Telecom Italia Ordinary Shares, the “Telecom Italia Shares”) will receive savings shares issued by New Telecom Italia (“New Telecom Italia Savings Shares” and, together with the New Telecom Italia Ordinary Shares, “New Telecom Italia Shares”). Holders of Telecom Italia Ordinary Share American Depositary Shares (“Telecom Italia Ordinary Share ADSs”) and Telecom Italia Savings Share American Depositary Shares (“Telecom Italia Savings Share ADSs” and, together with the Telecom Italia Ordinary Share ADSs, the “Telecom Italia ADSs”) represented by American Depositary Receipts (“ADRs”) under Deposit Agreements with JPMorgan Chase Bank (the “Depositary”) will have their New Telecom Italia Ordinary Shares and New Telecom Italia Savings Shares to be received in the Merger deposited with the Depositary and will be issued New Telecom Italia ordinary share ADRs (“New Telecom Italia Ordinary Share ADRs”) or New Telecom Italia savings share ADRs (“New Telecom Italia Savings Share ADRs” and, together with the New Telecom Italia Ordinary Share ADRs, the “New Telecom Italia ADRs”), as applicable, at no cost. In connection with the Merger it is the intention of New Telecom Italia to establish new ADR facilities for the New Telecom Italia Shares. See “Terms of the Transaction—Plan of Merger—Exchange of Telecom Italia Savings Share ADRs for New Telecom Italia Savings Share ADRs.”

Upon effectiveness of the Merger, all Olivetti Ordinary Shares and Telecom Italia Shares will be cancelled and New Telecom Italia Shares will be issued. For purposes of determining the number of New Telecom Italia Shares that holders of such cancelled shares will be entitled to receive, “natural” exchange ratios of 7 Olivetti Savings Shares (with a par value of €1 each) for each Telecom Italia Savings Share (with a par value of €0.55 each) and 7 Olivetti Ordinary Shares (with a par value of €1 each) for each Telecom Italia Ordinary Share (with a par value of €0.55 each) were determined based upon a relative valuation of Olivetti and Telecom Italia (the “Exchange Ratios”). Pursuant to the Exchange Ratios, each Telecom Italia Savings Share or Telecom Italia Ordinary Share will entitle a holder thereof to receive a number of New Telecom Italia Shares equivalent to 7 times the number of New Telecom Italia Shares a holder of Olivetti Ordinary Shares will be entitled to receive for each Olivetti Ordinary Share. (Olivetti does not currently have a class of savings shares.) The exact number of New Telecom Italia Shares a holder of Olivetti Ordinary Shares receives for each Olivetti Ordinary Share will be based on an assignment ratio (the “Assignment Ratio”), which will be officially determined at the time of the signing of the official deed of the Merger (the “Deed of Merger”) after giving effect to a redistribution of the existing capital of Olivetti. See “Terms of the Transaction—Terms of the Merger—What Telecom Italia Shareholders Will Receive.”

The date of the Information Statement is July 1, 2003.

(Cover page continued on next page)

Olivetti Ordinary Shares are traded on the Mercato Telematico Azionario (“Telematico”), the automated screen-based trading system of the Borsa Italiana S.p.A. (“Borsa Italiana”) and on the Frankfurt Stock Exchange. Telecom Italia Ordinary Shares and Savings Shares (collectively, “Telecom Italia Shares”) are traded on Telematico and the Telecom Italia Ordinary Share ADSs and Telecom Italia Savings Share ADSs are traded on the New York Stock Exchange. On June 26, 2003 the last reported official price on Telematico of the Olivetti Ordinary Shares was €1.11. On June 26, 2003, the last reported official price on Telematico of the Telecom Italia Ordinary Shares and Telecom Italia Savings Shares was €7.98 and €4.78, respectively, and the last reported closing price on the NYSE of the Ordinary Share ADSs and the Savings Share ADSs was $91.40 and $53.50, respectively.

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer of securities for sale in the Unites States or offer to acquire securities in the United States.

The New Telecom Italia Shares referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The New Telecom Italia Shares are intended to be made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the Securities Act.

You and each of your employees, representatives, or other agents are authorized to disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the Merger and the ownership and disposition of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADRs acquired in the Merger and all materials of any kind, including opinions or other tax analyses, that have been provided to you relating to such U.S. federal income tax treatment and tax structure.

The cash tender offer for a portion of the Telecom Italia Ordinary Shares described herein is being made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The cash tender offer for a portion of the Telecom Italia Savings Shares described herein is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or by any means or instrumentality (including, without limitation, by mail, telephonically or electronically by way of the internet or otherwise) of interstate or foreign commerce, or any facility of any national securities exchange of the United States.

On completion of the Merger Olivetti will become a successor registrant under the Exchange Act and will become subject to the reporting requirements of a foreign private issuer under the Exchange Act, including the obligations to file an Annual Report on Form 20-F. Application has been made to list the New Telecom Italia Ordinary Shares and the New Telecom Italia Savings Shares for trading in the form of ADSs on the New York Stock Exchange and such application is expected to be completed by the effective date of the Merger.

This Information Statement is first being mailed to U.S. Telecom Italia Savings Shareholders (including holders of Telecom Italia Savings Share ADSs) on or about July 1, 2003.

These securities have not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor have these organizations determined that this Information Statement is accurate or complete. Any representation to the contrary is a criminal offense.

This Information Statement provides you with detailed information about the proposed Merger. It also provides you with important information about the New Telecom Italia Savings Shares and New Telecom Italia Savings Share ADRs to be issued to Telecom Italia shareholders pursuant to the Merger and describes the new ADR facilities which will be established in connection with the Merger. You are encouraged to read this document in its entirety.

This Information Statement is for information purposes only and no action is required from Telecom Italia Savings Shareholders.

WHERE YOU CAN FIND MORE INFORMATION ABOUT  TELECOM ITALIA AND OLIVETTI

Telecom Italia is subject to the informational requirements of the Exchange Act applicable to a foreign private issuer and files annual reports and other information with the SEC. You may read and copy any document Telecom Italia files with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Since November 4, 2002, Telecom Italia has been required to file and furnish its documents to the SEC on EDGAR, the SEC’s electronic filing system. All such filings made since such date can be reviewed on EDGAR by going to the SEC’s website: www.sec.gov.

Olivetti furnishes certain information to the U.S. Securities and Exchange Commission pursuant to an exemption from the registration and reporting requirements of the Exchange Act, pursuant to Rule 12g3-2(b) of the 1934 Act. You may read and copy any document Olivetti files with the SEC at its public reference facilities at the address noted in the preceding paragraph.

As a foreign private issuer, Telecom Italia is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Telecom Italia’s officers, directors and controlling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Telecom Italia’s Ordinary Share ADSs and Savings Share ADSs are listed on the New York Stock Exchange and you can inspect Telecom Italia’s reports and other information at the New York Stock Exchange Inc., 20 Broad Street, New York, New York. For further information about Telecom Italia’s American Depositary Receipt arrangements, you may call the Depositary in the United States at (781) 575-4328.

INCORPORATION BY REFERENCE

We are incorporating by reference information into this Information Statement, which means that we may disclose important information to you by referring you to other documents filed separately with the SEC. This Information Statement incorporates by reference the following document set forth below which Telecom Italia has previously or concurrently filed or furnished with the SEC. This document contains important information about Telecom Italia and its finances.

•	Telecom Italia’s Annual Report on Form 20-F for the year ended December 31, 2002 (the “Telecom Italia Annual Report”) (File No. 1-3882).

We will also incorporate any Form 6-K submitted by Telecom Italia to the SEC after the date of this Information Statement and prior to the effective date of the Merger if such Form 6-K filing specifically states that it is incorporated by reference into this Information Statement.

The possible incorporation of Form 6-Ks submitted by Telecom Italia to the SEC after the date of this Information Statement and prior to the effective date of the Merger means that this Information Statement may incorporate important business and financial information about Olivetti and/or Telecom Italia that is not delivered with this Information Statement. You may request, orally or in writing, a copy of any such Form 6-K, at no cost, by contacting us at Via Jervis 77, 10015 Ivrea (Turin), Italy, telephone number 011-39-125-5200. You may also read and copy such Form 6-K at the SEC’s public reference facility, located at the address provided above and you may review such Form 6-K by going to the SEC’s website: www.sec.gov.

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ENFORCEABILITY OF CIVIL LIABILITIES  UNDER THE UNITED STATES SECURITIES LAWS

Olivetti and Telecom Italia are corporations organized under the laws of Italy. None of the directors or executive officers of Olivetti and Telecom Italia (and certain experts named in this Information Statement) lives in the United States. All or a substantial portion of the assets of Olivetti and Telecom Italia and such persons are located outside the United States. As a result, it may be difficult for you to file a lawsuit against Olivetti and Telecom Italia or such persons in the United States with respect to matters arising under the federal securities laws of the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of such laws against Olivetti and Telecom Italia or such persons. Should a U.S. court issue judgment against Olivetti, Telecom Italia or their directors or executive officers based on the civil liability provisions of the federal securities laws of the United States, enforceability of such judgment in Italy will be subjected to the following requirements:

(i)	the court which rendered the U.S. judgment could hear the case under the Italian rules on jurisdiction;

(ii)	the writ of summons has been served upon the defendant in compliance with U.S. laws and the essential defense rights of the defendant have not been violated;

(iii)	the parties have appeared in the proceedings in compliance with U.S. laws or, in case of default of appearance, such default has been declared in compliance with U.S. laws;

(iv)	the U.S. judgment has become final and definitive (“passata in giudicato—res judicata”) in compliance with U.S. law;

(v)	the U.S. judgment is not contrary and does not conflict with another final and definitive judgment rendered by an Italian court;

(vi)	court proceedings with same object and same parties are not pending before an Italian court, where such proceedings have commenced before the institution of U.S. proceedings; and

(vii)	the provisions contained in the U.S. judgment do not conflict or contravene the Italian public policy rules.

The U.S. judgment would be enforceable and would constitute valid title for the commencement of enforcement proceedings in Italy provided that a decision of the competent Italian Court of Appeal has ascertained as a result of the appropriate proceedings the existence of the above mentioned requirements.

PRESENTATION OF CERTAIN FINANCIAL  AND OTHER INFORMATION

Unless otherwise indicated, the financial information contained or incorporated by reference in this Information Statement is prepared using Italian GAAP. Note 26 of the Notes to the audited consolidated financial statements of Olivetti and Note 26 of the Notes to the audited consolidated financial statements of Telecom Italia included in this Information Statement describe the material differences between Italian GAAP and U.S. GAAP as it relates to each of Olivetti and Telecom Italia, respectively.

The currency used by each of Olivetti and Telecom Italia in preparing its consolidated financial statements is the euro. References to “euro,” “euros” and “€,” are to euros and references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to U.S. dollars. For the purpose of this Information Statement, “billion” means a thousand million. For convenience only (except where noted otherwise), certain euro figures have been converted into dollars at the rate of euro 1 = U.S.$1.1843, the noon buying rate on June 16, 2003. The noon buying rate is determined based on cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). These conversions are not a representation that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. On June 26, 2003, the Noon Buying Rate was euro 1 = U.S.$1.1429.

CAUTIONARY STATEMENT RELATING TO FORWARD-LOOKING STATEMENTS

This Information Statement contains certain forward-looking statements, which reflect the Olivetti management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to such uncertainties and risks, you are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof:

(i)	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the New Telecom Italia Group;

(ii)	the ability of the New Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

(iii)	the ability of the New Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

(iv)	the impact of regulatory decisions and changes in the regulatory environment;

(v)	the impact and consequences of the Merger;

(vi)	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the New Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

(vii)	the continuing impact of rapid changes in technologies;

(viii)	the impact of political and economic developments in Italy and other countries in which the New Telecom Italia Group operates;

(ix)	the impact of fluctuations in currency exchange and interest rates;

(x)	New Telecom Italia Group’s ability to continue the implementation of its 2003-2005 Industrial Plan, including the rationalization of its corporate structure and the disposition of New Telecom Italia Group’s interests in various companies;

(xi)	the ability of the New Telecom Italia Group to successfully achieve its debt reduction targets;

(xii)	New Telecom Italia Group’s ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

(xiii)	New Telecom Italia Group’s ability to successfully implement its internet strategy;

(xiv)	the ability of the New Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America;

(xv)	the amount and timing of any future impairment charges for New Telecom Italia Group’s licenses, goodwill or other assets; and

(xvi)	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that New Telecom Italia will achieve its projected results.

Olivetti is a corporation organized under the laws of Italy. Olivetti’s full name is “Ing. C. Olivetti & C. Società per Azioni.” Olivetti is also free to use the following abbreviated versions of its legal name: “Ing. C. Olivetti & C., S.p.A.” and “Olivetti S.p.A.” The registered offices of Olivetti are at Via Jervis 77, 10015 Ivrea (Turin), Italy. The telephone number of Olivetti’s headquarters is 011-39-125-5200. As used in this Information Statement, the “Company” or “Olivetti” refers to the holding company for various businesses, principally telecommunications, and the “Olivetti Group” refers to Olivetti and its consolidated subsidiaries, including the Telecom Italia Group.

Telecom Italia is a corporation organized under the laws of Italy. The registered offices of Telecom Italia are at Piazza degli Affari 2, 20123 Milan, Italy. The corporate headquarters and the principal executive offices are located at Corso d’Italia 41, 00198 Rome, Italy. The telephone number of Telecom Italia’s headquarters is 011-39-6-36881. As used in this Information Statement, “Telecom Italia” refers to the holding company and the fixed line operator, and the “Telecom Italia Group” refers to Telecom Italia and its consolidated subsidiaries.

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ANNEXES:

ANNEX A —	English Translation of Plan of Merger	A-1
ANNEX B —	Bylaws of New Telecom Italia	B-1
ANNEX C —	Goldman Sachs Fairness Opinion to Telecom Italia dated April 15, 2003	C-1
ANNEX D —	English Translation of Lazard Fairness Opinion to Telecom Italia dated March 11, 2003 and Confirmation Letter dated April 15, 2003	D-1
ANNEX E —	English Translation of JPMorgan Fairness Opinion to Olivetti dated March 11, 2003 and JPMorgan Confirmation Letter dated April 15, 2003	E-1
ANNEX F —	English Translation of Auditors’ Report Relating to the Exchange Ratios Pursuant to Article 2501-quinquies of the Italian Civil Code by Reconta Ernst & Young S.p.A. to the Shareholders of Telecom Italia dated April 22, 2003	F-1
ANNEX G —	English Translation of Auditors’ Report Relating to the Exchange Ratios Pursuant to Article 2501-quinquies of the Italian Civil Code by Deloitte & Touche Italia S.p.A. to the Shareholders of Olivetti dated April 22, 2003	G-1
ANNEX H —	English Translation of Report of Professor Angelo Provasoli to Olivetti dated April 14, 2003	H-1
ANNEX I —	English Translation of Report of the Olivetti Board to the Shareholders dated April 15, 2003	I-1
ANNEX J —	English Translation of Report of the Telecom Italia Board to the Shareholders dated April 15, 2003	J-1

EXHIBITS:

EXHIBIT A —	Telecom Italia Annual Report on Form 20-F for the Fiscal Year ended December 31, 2002, incorporated by reference herein

SUMMARY

This summary highlights selected information from this Information Statement, the annexes hereto and the documents we have referred you to in “Where You Can Find More Information About Olivetti and Telecom Italia.” It may not contain all the information which is important to you and we recommend that you read the entire document as well as the documents referred to under “Where You Can Find More Information About Olivetti and Telecom Italia.” You will find a glossary of selected telecommunications terms included in the Telecom Italia Annual Report which is attached hereto and incorporated by reference herein, which may assist your understanding of the businesses conducted by Olivetti and Telecom Italia.

THE COMPANIES

Olivetti

Established in Ivrea (Turin) in 1908 as a typewriter manufacturer, Olivetti is one of Europe’s largest industrial holdings. Since its establishment in 1908, Olivetti has gradually shifted the focus of its core business from mechanical office products to electronic equipment, computers, IT systems and services and, more recently, to telecommunications. In May 1999, Olivetti, jointly with its subsidiary Tecnost S.p.A. (“Tecnost”), successfully made a tender offer for Telecom Italia, which ultimately resulted in Olivetti obtaining a 54.94% controlling interest in Telecom Italia’s Ordinary Shares. The acquisition of control of Telecom Italia, the principal provider of domestic and international telecommunications services in Italy, marked a major development in the transformation of Olivetti’s core businesses. Telecom Italia is Olivetti’s largest subsidiary (representing approximately 96.8% of its revenues in 2002).

In addition to its fixed and mobile telecommunications business, through its operating companies in Italy and worldwide, the Olivetti Group also offer a broad range of other products and services (including office products, information technology, specialized automation systems and real estate and facility management and maintenance). These products and services are marketed directly by the Olivetti Group’s various business units. For a detailed description of the Olivetti Group businesses, see “Description of Olivetti Businesses––Information About the Olivetti Group Business.”

Olivetti’s largest shareholder is Olimpia S.p.A. (“Olimpia”), a company owned by Pirelli S.p.A. (“Pirelli”), Edizione Holding (Benetton Group), Banca Intesa S.p.A. (“Banca Intesa”) and Unicredito Italiano S.p.A. (“Unicredito”) banks and Hopa S.p.A. (“Hopa”). Olimpia holds approximately 28.53% of Olivetti’s equity. See “Terms of the Transaction––Background of the Merger––The Pirelli-Olimpia Transaction” for a more detailed description of Olimpia’s holdings in Olivetti.

Telecom Italia Group

The Olivetti Group operates in the telecommunications sector through the Telecom Italia Group. At the end of 2002, the Telecom Italia Group was one of the world’s largest fixed telecommunications operators, with approximately 27.1 million subscriber fixed-lines installed (including ISDN equivalent lines). Through its subsidiary Telecom Italia Mobile S.p.A. (“TIM”), the Telecom Italia Group was also the largest mobile telecommunications operator in Italy and one of the largest in the world, with approximately 39.1 million mobile lines (which includes 31.5 million proportionate lines). The Telecom Italia Group also had 6.2 million mobile lines (2.2 million proportionate lines) through companies indirectly owned through Telecom Italia International. In Italy TIM is one of three operators with the right to provide GSM digital mobile telecommunications services and one of three operators with the right to provide DCS 1800 digital mobile telecommunications services (the fourth operator, Blu, was acquired in October 2002 and merged into TIM in December 2002). TIM is one of five entities which have acquired a UMTS license to provide third generation mobile services in Italy.

The Telecom Italia Group also provides leased lines and data communications services. Through Seat Pagine Gialle S.p.A. (“SEAT”), the Telecom Italia Group is a leading provider of Internet and directory publishing services, although Telecom Italia has recently agreed to sell the directory publishing business of SEAT. The sale is subject to the satisfaction of certain conditions. Please see “Recent Developments—SEAT Spin-off and Proposed Sale” and “Recent Developments—Potential Sale of Telecom Italia’s Stake in New SEAT.” Other activities of the Telecom Italia Group include the provision of IT software and services.

1

The Telecom Italia Group’s international portfolio of subsidiaries and investments includes fixed and mobile telecommunications companies which operate mainly in Latin America and certain countries in Europe. For a detailed description of the Telecom Italia Group businesses, see “Item 4. Information on the Telecom Italia Group—Business” of the Telecom Italia Annual Report incorporated by reference herein.

Telecom Italia’s largest shareholder is Olivetti, which holds a 54.94% controlling interest in Telecom Italia’s Ordinary Shares.

Recent Developments

SEAT Spin-off and Proposed Sale

On April 1, 2003, the Board of Directors of SEAT approved the proposed proportional spin-off of substantially all of the Directories, Directory Assistance and Business Information business segments of SEAT into a newly incorporated company which will assume the current name of SEAT (“New SEAT”). Effective as of the date of spin-off, the corporate name of the remaining part of SEAT will be “Telecom Italia Media S.p.A.” (hereinafter referred to as “Telecom Italia Media”). The spin-off plan was approved by the SEAT extraordinary shareholders’ meeting held on May 9, 2003.

The spin-off plan provides for a spin-off on a proportional basis. The allocation of the shares of, respectively, New SEAT and Telecom Italia Media, is based on the net assets of each company as of December 31, 2002. Consequently, for every 40 ordinary (or savings, as applicable) shares currently owned, the present shareholders of SEAT will receive:

•	11 new ordinary (or savings, as applicable) shares of Telecom Italia Media; and

•	29 new ordinary (or savings, as applicable) shares of New SEAT.

The shares of both companies will be listed on Telematico; the effectiveness of the spin-off is conditioned upon the shares of New SEAT being accepted for listing.

The spin-off plan contemplates the creation of two independent companies, each focused on its core businesses. It is SEAT management’s view that SEAT operates in two broad market sectors that have increasingly developed separate and distinct characteristics in terms of strategy, operations and competitive landscape. The first sector is that of targeted advertising and telephone services, in which SEAT operates through its Directories, Directory Assistance and Business Information segments, providing answers to queries via printed, online and telephone products and services.

The second sector is that of traditional advertising and the Internet, in which SEAT operates through its Internet, TV and other business segments, primarily providing access and content services. In SEAT management’s view, both sectors present interesting development prospects (including broadband access and digital TV).

The strategic objective of the spin-off plan is to allow SEAT’s businesses in each of the two sectors to more rapidly respond to market developments and exploit market opportunities, with a more focused management and a resource allocation consistent with the development prospects of each business line.

The spin-off plan provides for the transfer to New SEAT of the following companies within the Directories, Directory Assistance and Business Information business segments of SEAT:

Directories:	Directory Italia Seat Pagine Gialle S.p.A. division, Annuari Italiani S.p.A., Euredit S.A., TDL Group, Euro directory S.A.

Directories Assistance:	Directories Assistance Seat Pagine Gialle division, Telegate Group, Telegate Holding GmbH, IMR S.r.l.

Business Information:	Consodata S.A., Consodata Group Ltd (including Netcreations Inc., Pan Adress).

The other companies and business segments will remain in SEAT, which, as noted above, will be known as Telecom Italia Media.

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For a more detailed discussion of these businesses, see “Item 4. Information on the Telecom Italia Group—Overview of the Telecom Italia Group’s Major Business Areas—Internet and Media” of the Telecom Italia Annual Report incorporated by reference herein.

The spin-off, subject to certain conditions of Italian law, is expected to become effective by the end of July 2003.

Potential Sale of Telecom Italia’s Stake in New SEAT

On June 10, 2003, the Telecom Italia Group concluded a contract with the consortium comprising BC Partners, CVC Capital Partners, Permira and Investitiori Associati for the sale of about 61.5% of the capital of New SEAT (after exercise of put/call options with JPMorgan, concluded on the occasion of the SEAT/Tin.it merger and subsequently renegotiated as explained in Telecom Italia’s annual reports from 2000 onwards, exercised by Telecom Italia for a notional amount of 710,777,200 SEAT shares, corresponding to about 6.2% of the SEAT share capital, with an estimated outlay of about €2.3 billion). The price agreed is €0.598 per share, based on a valuation of the overall enterprise value of New SEAT equal to about €5.65 billion. The value of equity interest in question is thus about €3,032,923,166. Taking into account New SEAT’s debt upon completion of the spin-off, estimated at about €708 million, the transaction will enable the Telecom Italia Group to reduce its consolidated net debt by about €3.74 billion, in line with the objective set. The completion of the sale is subject to the effectiveness of the SEAT spin-off, the listing of the shares of New SEAT, scheduled for early August 2003, and the granting of all the required authorizations by the competent antitrust authorities.

See “Unaudited Pro Forma Condensed Consolidated Financial Data.”

Other Recent Developments

For a discussion of other recent developments relating to the Olivetti Group, including a discussion of first quarter results of the Olivetti Group and the Telecom Italia Group, see “Description of Olivetti Businesses—Recent Developments—Olivetti Group Results for the First Quarter Ended March 31, 2003 compared to March 31, 2002” and “Item 4. Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2003 compared to March 31, 2002” of the Telecom Italia Annual Report incorporated by reference herein.

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THE MERGER

Terms of the Merger

What Telecom Italia Shareholders Will Receive

As a result of the Merger, Telecom Italia will be merged with and into Olivetti, with Olivetti as the surviving entity, and Olivetti will succeed to the business of Telecom Italia. Since the Merger will involve the merger into Olivetti of a subsidiary, it will result in the cancellation of Olivetti’s interest in Telecom Italia upon the effectiveness of the Merger and the assignment to each holder of Telecom Italia Savings Shares or Telecom Italia Ordinary Shares (other than Olivetti) of a number of New Telecom Italia Savings Shares or New Telecom Italia Ordinary Shares. For purposes of determining the number of New Telecom Italia Shares that holders of Telecom Italia Shares will be entitled to receive, “natural” exchange ratios of 7 Olivetti Savings Shares (with a par value of €1 each) for each Telecom Italia Savings Share (with a par value of €0.55 each) and 7 Olivetti Ordinary Shares (with a par value of €1 each) for each Telecom Italia Ordinary Share (with a par value of €0.55 each), which we refer to as the Exchange Ratios, were determined based upon a relative valuation of Olivetti and Telecom Italia. Pursuant to the Exchange Ratios, each Telecom Italia Savings Share or Telecom Italia Ordinary Share will entitle a holder thereof to receive a number of New Telecom Italia Shares equivalent to 7 times the number of New Telecom Italia Shares a holder of Olivetti Ordinary Shares will be entitled to receive for each Olivetti Ordinary Share. (Olivetti does not currently have a class of savings shares.) The exact number of New Telecom Italia Shares a holder of Olivetti Ordinary Shares receives for each Olivetti Ordinary Share will be based on the Assignment Ratio, which will be officially determined at the time of the signing of the Deed of Merger after giving effect to a redistribution of the existing capital of Olivetti. See “Terms of the Transaction––Terms of the Merger––What Telecom Italia Shareholders Will Receive.”

Each holder of Telecom Italia Ordinary Share ADRs and Telecom Italia Savings Share ADRs will be issued new ADRs representing the number of New Telecom Italia Ordinary Share ADSs or New Telecom Italia Savings Shares ADSs, as the case may be, such ADR holder will be entitled to receive pursuant to the Assignment Ratio relating to the underlying Telecom Italia Ordinary Shares or Telecom Italia Savings Shares, as the case may be. See “Terms of the Transaction––Plan of Merger––Exchange of Telecom Italia Savings Share ADRs for New Telecom Italia Savings Share ADRs.”

For the most part, the Assignment Ratio will be satisfied by redistributing the share capital of New Telecom Italia and having recourse to the issue of new shares only insofar as it is necessary to maintain the share capital of New Telecom Italia at the level of Olivetti’s share capital as it existed on April 15, 2003 (equal to €8,845,537,520, divided into 8,845,537,520 ordinary shares with a par value of €1 each).

Terms of the New Telecom Italia Savings Shares

The New Telecom Italia Savings Shares will have identical economic rights to those of the Telecom Italia Savings Shares, including that the preferential rights provided for in the bylaws may be satisfied by distributing reserves. The maintenance of the preferential rights to which each New Telecom Italia Savings Share will be entitled to under the New Telecom Italia bylaws will be accompanied by an improvement in the preferential position of the New Telecom Italia Savings Shareholders, since they will be assigned, for each such share held, more than one New Telecom Italia Savings Share on the basis of the Assignment Ratio by means of which the exchange will be implemented. For a more detailed discussion of the Assignment Ratio and the mechanism for assigning the shares of New Telecom Italia, see “Terms of the Transaction––Terms of the Merger––Other Factors Considered by the Boards of Directors––Assignment of New Telecom Italia Shares and Start of Dividend Entitlement.”

Specifically, since each New Telecom Italia Savings Share will have a par value equal to the present par value of the Telecom Italia Savings Shares (€0.55) and will give the same percentage preferential right calculated with reference to its par value, at the time of the exchange each holder of Telecom Italia Savings Shares will receive, as a consequence of the Assignment Ratio, a larger amount of the nominal capital of New Telecom Italia than the amount previously held and will therefore be entitled to a larger preferred dividend in absolute terms.

The Merger will therefore not prejudice the Telecom Italia Savings Shareholders in any way. Consequently, in the absence of the preconditions referred to in Article 2376 of the Civil Code and Article 146 of the Consolidated Law, the Telecom Italia Board determined that the conditions did not exist for calling a special

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meeting of the Telecom Italia Savings Shareholders. At the request of one of the Telecom Italia Savings Shareholders, a special meeting was held on June 9, 2003, as described below under “—Background and Development of the Plan of Merger.”

Olivetti Shareholders’ Withdrawal Rights

Olivetti shareholders who either voted against the Merger or abstained from participating in the extraordinary meeting of Olivetti’s ordinary shareholders benefited from a withdrawal right at €0.9984 per share (which is the mean of the daily official prices of the Olivetti shares in the six months preceding the date the merger resolution was adopted). Olivetti shareholders were entitled to such a right by law due to the change in the corporate objectives of Olivetti which were necessary in order to permit New Telecom Italia to conduct the activities currently conducted by Telecom Italia (with particular reference to activities governed by public licenses and authorizations). As of June 12, 2003, the end of the withdrawal right period, withdrawal rights had been exercised in respect of 10,958,057 Olivetti Ordinary Shares, representing 0.12% of Olivetti’s share capital. Pursuant to these declarations, Olivetti shareholders will receive from Olivetti an aggregate payment of €10,940,525 (plus yearly statutory interest at an annual rate of 3% accruing in the period from the date of effectiveness of the Merger to the date of payment) at the latest within 90 days of the date on which the Merger becomes effective.

The Tender Offer

In connection with the Merger, Olivetti has commenced a voluntary cash tender offer for a portion of the outstanding Telecom Italia Ordinary Shares (the “Ordinary Share Offer”) and Telecom Italia Savings Shares (the “Savings Share Offer” and, together with the Ordinary Share Offer, the “Tender Offers”). In addition to having an investment rationale, the Tender Offers are also intended to provide Telecom Italia shareholders who do not wish to maintain their holding in New Telecom Italia a means to liquidate part, or all, of their holdings in Telecom Italia in a similar manner as that afforded to Olivetti shareholders pursuant to their right of withdrawal.

Olivetti will tender for 908,873,776 (17.3%) of the Telecom Italia Ordinary Shares (including those represented by ADSs) and 354,560,274 (17.3%) of the Telecom Italia Savings Shares. However, if the acceptances of the Tender Offers fall short of the maximum quantity sought for one class of shares (either Telecom Italia Ordinary Shares or Telecom Italia Savings Shares) but exceed it for the other class, the amount not used to buy shares of the first class will be used to buy shares of the second class, and the maximum quantity of shares sought of the latter class will increase until all of the part of the Term Loan Facility (as defined below) remaining after paying for the withdrawal rights of Olivetti shareholders has been used, so as to ensure, by means of this “communicating vessels” mechanism, that the largest number of shareholders wishing to accept the Tender Offers can be satisfied. Where, even after the application of the above-mentioned communicating vessels mechanism, the total number of acceptances received exceeds the amount remaining under the Term Loan Facility after paying for withdrawals, Olivetti will prorate them for one or both classes.

The Savings Share Offer described above is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or by any means or instrumentality (including, without limitation, by mail, telephonically or electronically by way of the internet or otherwise) of interstate or foreign commerce, or any facility of any national securities exchange of the United States.

New Loan Facility

On April 24, 2003, Olivetti entered into a €9 billion term loan facility (the “Term Loan Facility”). Pursuant to the terms of the Term Loan Facility, up to €9 billion is available to finance the cash-out payment to Olivetti shareholders who have exercised their withdrawal right and, for the amounts not used to finance the cash-out payment, the Tender Offers. Concurrently, Olivetti received a binding commitment whereby New Telecom Italia, or, under certain circumstances, Telecom Italia and its finance subsidiary Telecom Italia Finance S.p.A., will have access to a €6.5 billion senior revolving credit facility available for the short-term financial requirements, including the repayment of commercial paper issued by any member of the New Telecom Italia Group, to refinance existing debt (including Telecom Italia’s existing €7.5 billion facility) and for general corporate purposes. Payments for withdrawal rights and for the Tender Offers in connection with the Merger will only be made after the Merger becomes effective. In particular, Olivetti will make payments in respect of exercised

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withdrawal rights at the latest within 90 days of the date on which the Merger becomes effective, while payments for the Tender Offers will be made within five business days following the effectiveness of the Merger. See “Pro Forma Liquidity and Capital Resources.”

Background and Development of the Plan of Merger

The Merger is part of the strategic plan pursued by the Olivetti-Telecom Italia Group with the aim of focusing on core businesses, improving the corporate structure and reducing debt. Since late in 2001 an important aspect of the strategic plan, intended to create value and protect the interests of all shareholders, has been the simplification of the Olivetti-Telecom Italia Group’s corporate structure.

On January 7, 2003 a feasibility study was begun with the objective of drawing up a plan for the combination of Olivetti and Telecom Italia. In connection therewith and, in the event a decision was made to go ahead with the project, Olivetti retained JPMorgan Chase Bank (“JPMorgan”) and Telecom Italia retained Lazard & Co. S.r.l. (“Lazard”) as financial advisors. Subsequently, Telecom Italia also retained Goldman Sachs SIM S.p.A. (“Goldman Sachs”) as financial advisor. On February 21, 2003, members of the management of Olivetti and Telecom Italia and their respective financial and legal advisors began to discuss an operational plan for the combination, to be submitted to the Boards of Directors of Olivetti and Telecom Italia. Work on this plan and, in particular, on the relative valuations of Olivetti and Telecom Italia serving to determine the Exchange Ratios continued intensively from the above-mentioned date to early March 2003. A final proposal, together with the reports regarding the structure of the Merger and the proposed Exchange Ratios (including financial analyses prepared by JPMorgan for Olivetti, Lazard and Goldman Sachs for Telecom Italia and opinions as to the fairness of the proposed Exchange Ratios from a financial point of view) was reviewed by the Boards of Directors of Olivetti and Telecom Italia on March 11, 2003.

In their meetings on March 11, 2003, the Boards of Directors of Olivetti and Telecom Italia: (i) agreed that the conditions had been created for the shortening of the control chain (i.e. a stable ratio between the Olivetti and Telecom Italia Share prices and the achievement of certain targets announced in the 2002-2004 Business Plan); (ii) examined and approved the broad outline of the Merger; (iii) approved the proposed Exchange Ratios for the Merger; and (iv) resolved to set in motion the activities necessary for the finalization of the plan to be submitted to their respective shareholders’ meetings. They also agreed to wait for one month before approving the plan of merger, to give holders of Olivetti convertible bonds the possibility to exercise their conversion rights, as provided for in Article 2503-bis of the Civil Code.

The Boards of Directors of Olivetti and Telecom Italia reconvened on April 15, 2003 and in each case, on the basis of, among other things, their respective financial advisors’ opinions as to the fairness of the Exchange Ratios from a financial point of view or confirmation letters relating to their March 11, 2003 opinion as applicable, decided to proceed with the Merger and fixed the Exchange Ratios as described above. As a result, the plan of merger was agreed upon and the shareholders’ meetings of both companies were convened. The effectiveness of the Merger is conditioned upon the New Telecom Italia Savings Shares being accepted for listing on Telematico.

At the time the Merger proposal was approved, Olivetti and Telecom Italia called for extraordinary shareholders’ meetings which were held on May 26 and 24, 2003 on third and first notice, respectively. At such meetings each of the Olivetti Ordinary Shareholders and the Telecom Italia Ordinary Shareholders approved the Merger.

At the request of one of the Telecom Italia Savings Shareholders, a special meeting thereof was held on June 9, 2003, to, among other things, examine the resolutions adopted by the Telecom Italia extraordinary shareholders’ meeting and to approve any resolutions that might prejudice such shareholders’ rights. The Telecom Italia Savings Shareholders’ special meeting concluded that the resolutions adopted by the Telecom Italia extraordinary shareholders’ meeting did not prejudice the rights of Telecom Italia Savings Shareholders as a class.

The Merger is expected to be finalized in the first half of August 2003.

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Reasons for the Merger

The Merger is part of the reorganization aimed at creating value for Telecom Italia shareholders, launched in July 2001 and carried out through an industrial and financial restructuring. Among the principal business rationales for the merger are:

•	improving the Olivetti-Telecom Italia ownership structure so that post-Merger, New Telecom Italia will be majority-owned by shareholders unaffiliated with Pirelli or Olimpia;

•	improving the Olivetti-Telecom Italia corporate structure so that all of Olivetti’s and Telecom Italia’s respective operations will be combined in a single entity with a single Board of Directors;

•	rationalizing the Olivetti-Telecom Italia capital and financial structure to provide for a more efficient management of Olivetti Group debt and a more effective use of financial leverage; and

•	increasing the tax efficiency of Olivetti and Telecom Italia.

Opinions of Financial Advisors

In deciding to adopt the Plan of Merger, the Boards of Directors of Olivetti and Telecom Italia considered the opinions received from their financial advisors as to the fairness of the Exchange Ratios from a financial point of view. These opinions were provided to the Board of Directors of Olivetti by JPMorgan and to the Board of Directors of Telecom Italia by Lazard and Goldman Sachs at the respective Board of Directors meetings held on March 11, 2003. At the respective Board of Directors meetings held April 15, 2003, Goldman Sachs provided an opinion to Telecom Italia and JPMorgan and Lazard provided confirmation letters relating to their respective March 11, 2003 opinions to Olivetti and Telecom Italia, respectively. The Goldman Sachs opinion, an English translation of the Lazard opinion and confirmation letter and an English translation of the JPMorgan opinion and confirmation letter, provided in connection with the April 15, 2003 Board of Directors meetings, are attached, respectively, as Annexes C, D and E to this Information Statement. We encourage you to read these opinions in their entirety.

In connection with delivering their opinions, the financial advisors performed a variety of analyses with respect to the value of Olivetti and Telecom Italia. These analyses are summarized in “Terms of the Transaction—Opinion of Financial Advisors”, which we encourage you to read in its entirety.

Opinions of Experts Appointed Pursuant to Italian Law

In accordance with Italian law, Deloitte & Touche S.p.A. (“Deloitte & Touche”) served as the expert appointed to report to Olivetti shareholders on the Exchange Ratios relating to the New Telecom Italia Shares to be received by the shareholders of Telecom Italia. Deloitte & Touche was appointed by the President of the Tribunal of Ivrea. In accordance with Italian law, Reconta Ernst & Young S.p.A. (“Ernst & Young”), the independent auditors for the Telecom Italia Group, served as the expert appointed to report to Telecom Italia shareholders on the Exchange Ratios relating to the New Telecom Italia shares to be received by the shareholders of Telecom Italia. Pursuant to the established practice of the Tribunal of Milan, Ernst & Young was appointed directly by Telecom Italia rather than by the Tribunal. Ernst & Young and Deloitte & Touche delivered written reports, dated April 22, 2003, to the Olivetti and Telecom Italia shareholders to the effect that the valuation methods adopted by the Olivetti Board of Directors and the Telecom Italia Board of Directors, respectively, are under the circumstances, reasonable and not arbitrary and they have been correctly applied by the respective Boards of Directors in determining the Exchange Ratios of 7 Olivetti Savings Shares (with a par value of €1 each) for each Telecom Italia Savings Share (with a par value of €0.55 each) and 7 Olivetti Ordinary Shares (with a par value of €1 each) for each Telecom Italia Ordinary Share (with a par value of €0.55 each). For additional information, see “Terms of the Transaction—Reports of Experts Appointed Pursuant to Italian Law.” English translations of the reports of Ernst & Young and Deloitte & Touche are attached, respectively, as Annexes F and G to this Information Statement. You are urged to read such reports in their entirety for a description of the procedures followed, including consideration of the recommendations made by the financial advisors, matters considered and limitations on their review.

Opinion of Other Expert

In addition, Olivetti retained Professor Angelo Provasoli of the Universitá Bocconi of Milan to evaluate the consistency and appropriateness for the purposes of the Merger of the valuation methodologies used by

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JPMorgan in analyzing Olivetti and Telecom Italia for purposes of its fairness opinion. Professor Provasoli prepared a preliminary written report dated March 11, 2003 and a final report dated April 14, 2003, which are summarized in “Terms of the Transaction––Report of Professor Angelo Provasoli to Olivetti” below. An English translation of Professor Provasoli’s final report is attached as Annex H to this Information Statement.

In accordance with Italian law, the Olivetti and Telecom Italia Boards of Directors have prepared reports about the Merger and the proposed Exchange Ratios. A summary of the reports of the Boards of Directors has been provided in “Terms of the Transaction” below. English translations of the Olivetti and Telecom Italia Boards of Directors reports are attached, respectively, as Annexes I and J to this Information Statement. You are urged to read such reports in their entirety for a description of the various factors and information taken into account by the Olivetti and Telecom Italia Boards of Directors in making their decisions about the Merger and the Exchange Ratios.

Conditions to the Completion of the Merger

Pursuant to Italian law, the Merger can only be completed if certain conditions required under Italian law are satisfied or waived. While certain conditions have been met, others remain to be fulfilled. The resolutions approved and such other documents presented by the Telecom Italia and Olivetti Boards of Directors at such meetings have been filed with the Company Registers of Milan and of Turin. The shareholders’ resolutions and such other documents are then recorded on the Company Register. The shareholders’ meetings resolutions of Olivetti and Telecom Italia approving the Merger were recorded on May 28, 2003. Under Italian law, Telecom Italia and Olivetti must wait two months after the recording of the shareholders’ meetings resolutions before executing the Deed of Merger unless they (i) prove that all of their creditors consent to the Merger, or (ii) if any creditor does not consent to the Merger, deposit funds in an account held for the benefit of such creditor or pay the creditor the amount owed. Within this two-month period between the recording of the shareholders’ meetings resolutions and the execution of the Deed of Merger, any creditor of Telecom Italia or Olivetti may file a writ of opposition to the Merger with a competent Tribunal. The filing of a writ of opposition will stop the Merger process until the relevant company duly authorized by a Tribunal to do so arranges for a guarantee in favor of the opposing creditor in such form and amount, and on such terms and conditions, as are determined by the Tribunal.

Upon expiration of the two-month creditor opposition period, the Deed of Merger will be executed by Olivetti and Telecom Italia and must then be recorded on the Company Register of Milan and of Turin within 30 days after its execution. The Merger is effective on the date of the last recording of the Deed of Merger or on such later date as may be specified in the Deed of Merger. The effective date is expected to be during the first half of August 2003. At the time of the effectiveness of the Merger, holders of Telecom Italia Shares and Olivetti shares on such date will be entitled to receive New Telecom Italia Shares.

The effectiveness of the Merger is also subject to the admission to listing of New Telecom Italia Savings Shares on Telematico.

Certain Income Tax Consequences of the Transaction

For a summary of certain Italian and U.S. Federal income tax consequences of the Merger and of the ownership of New Telecom Italia Savings Shares, see “Certain Income Tax Consequences.”

Required Regulatory Approvals

Other than the Italian law conditions to the completion of the Merger set forth above, no other Italian or EU regulatory approvals are required to consummate the Merger.

Certain Differences in Shareholders’ Rights

There are no material differences between the rights of Telecom Italia Savings Shares and the rights of New Telecom Italia Savings Shares. After the Merger becomes effective, the New Telecom Italia Savings Shares will have identical economic rights to those of the existing Telecom Italia Savings Shares, including the possibility of satisfying the preferential rights provided for in the bylaws by means of distributing reserves. You are encouraged to read “Item 10. Additional Information—Description of Bylaws and Capital

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Stock—Capital Stock” of the Telecom Italia Annual Report incorporated by reference herein for a detailed description of the Telecom Italia Savings Shares.

You should also read “Comparison of Shareholders’ Rights” for a description of the (i) special powers of the Italian Government in the New Telecom Italia bylaws and (ii) other relevant aspects of the bylaws of New Telecom Italia, as approved by the ordinary shareholders of Olivetti and Telecom Italia at their respective extraordinary shareholders’ meetings held on May 26, 2003 (Olivetti) and May 24, 2003 (Telecom Italia).

Accounting Treatment of the Merger

Telecom Italia is fully consolidated in the consolidated financial statements of Olivetti. In accordance with Italian GAAP, therefore, the Merger will be accounted for on a book value basis which means that the Merger will not change the consolidated financial statements of New Telecom Italia except for the inclusion in net income and stockholders’ equity of the minority interest resulting from the shares of Telecom Italia being held by shareholders other than Olivetti prior to the Merger. See, however, “Unaudited Pro Forma Condensed Consolidated Financial Data” for the U.S. GAAP treatment of the Merger.

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SUMMARY SELECTED FINANCIAL INFORMATION

Olivetti Selected Financial Data

The following financial information is provided to you to aid in the analysis of the financial aspects of the Merger. This information (other than the 2000 pro forma data) has been extracted or derived from the selected financial data for each of the three years in the period ended December 31, 2002 from Olivetti’s financial statements prepared in accordance with Italian GAAP and audited by Ernst & Young, with respect to the periods ended December 31, 2001 and 2002 and by PriceWaterhouseCoopers S.p.A. with respect to the period ended December 31, 2000. You should read the financial information set forth below in conjunction with Olivetti’s audited financial statements and notes thereto and “Operating and Financial Review and Prospects” appearing herein. The consolidated results of the Telecom Italia Group represented 96%, 96.3% and 96.8% of Olivetti’s net revenues in 2000, 2001 and 2002, respectively, 21.7% and 12.6%, respectively, of net loss in 2001 and net income in 2002 (in 2000 Telecom Italia’s net income was €683.9 million; on a consolidated basis, Olivetti showed a net loss of €939.5 million), and 90.6%, 86.7% and 85.2% of total assets (excluding goodwill related to Telecom Italia) at December 31, 2000, 2001 and 2002, respectively. For information regarding the Telecom Italia Group you should read the Telecom Italia Annual Report incorporated by reference herein, including the audited financial statements and notes thereto and “Item 5. Operating and Financial Review and Prospects” appearing therein.

Certain income statement and balance sheet amounts have been reconciled to U.S. GAAP for the years ended December 31, 2001 and 2002. For additional information about the U.S. GAAP reconciliation, you should read Note 26 of the Notes to the audited consolidated financial statements of Olivetti included herein.

	Year ended December 31,
	2000(1)	2000 pro forma (1)(2)	2001	2002
	(millions of euro)
Statement of Operations Data in accordance with Italian GAAP:
Operating revenues	30,116	28,374	32,016	31,408
Other revenues	483	459	476	504

Total revenues	30,599	28,833	32,492	31,912

Cost of materials	3,058	2,931	2,640	2,315
Salaries and social security contributions	5,245	4,965	4,919	4,737
Depreciation and amortization	6,956	6,519	7,645	7,269
Other external charges	11,136	10,476	12,687	12,188
Charges in inventories	(318)	(296)	92	62
Capitalized internal construction costs	(912)	(831)	(583)	(675)

Total operating expenses	25,165	23,764	27,400	25,896

Operating income	5,434	5,069	5,092	6,016

Financial income	1,202	1,162	1,446	1,569
Financial expense	(3,847)	(3,638)	(6,526)	(4,605)
Other income and (expense), net	135	165	(3,109)	(5,496)

Income (loss) before income taxes and minority interests	2,924	2,758	(3,097)	(2,516)
Income taxes	(1,923)	(1,813)	(579)	2,210

Net income (loss) before minority interests	1,001	945	(3,676)	(306)
Minority Interest	(1,941)	(1,885)	586	(467)

Net Loss	(940)	(940)	(3,090)	(773)

Amounts in accordance with U.S. GAAP:
Total Revenues			32,274	31,864
Operating Income			469	4,285
Loss before income taxes and minority interests			(6,056)	(100)
Income taxes			(240)	3,176
Net Income (loss) before minority interests			(6,296)	3,076
Minority interests			2,270	(1,120)
Cumulative effect of accounting changes, net of taxes			20	—
Net Income (loss)			(4,006)	1,956
Net loss per Share—Basic(3)			(0.4698)	0.2266
Net loss per Share—Diluted(3)			(0.4698)	0.2266

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	Year ended December 31,
	2000(1)	2000 pro forma (1)(2)	2001	2002
	(millions of euro)
Balance Sheet Data in accordance with Italian GAAP:
Cash and cash equivalents	2,772	2,753	3,706	4,426
Marketable Securities	3,648	3,498	4,009	2,100
Receivables	8,810	8,372	8,856	8,383
Inventories	968	918	861	584
Other current assets	4,866	5,383	5,942	7,059

Total current assets	21,064	20,924	23,374	22,552
Fixed assets	66,584		66,692	65,152
Less—accumulated depreciation	(42,808)		(44,595)	(45,703)

Fixed assets, net	23,776	21,072	22,097	19,449
Intangible assets, net	39,640	39,174	39,220	34,561
Other assets	10,880	10,662	9,536	6,822
Investments in affiliates	7,766	8,153	6,716	2,576
Treasury stock	393	393	393	393
Securities	669	665	87	304
Other receivables	2,052	1,451	2,340	3,549

Total assets	95,360	91,832	94,227	83,384

Current liabilities:
Short-term debt	16,927	16,536	9,072	6,827
Payables, trade and other	10,450	9,910	10,970	10,270
Accrued payroll and employee benefits	1,113	1,111	943	977
Accrued income taxes	305	305	224	244
Other accrued liabilities	1,384	1,345	1,775	2,067

Total current liabilities	30,179	29,207	22,984	20,385
Long-term debt	27,485	25,950	37,747	33,804

Reserves and other liabilities:
Deferred income taxes	1,026	1,026	381	40
Other liabilities	3,916	3,733	5,348	7,167
Employee termination indemnities	1,388	1,388	1,414	1,364

Total liabilities	63,994	61,304	67,874	62,760

Stockholders’ equity:
Share capital	6,914	4,915	8,785	8,845
Additional paid in capital	3,196	3,196	3,765	3,765
Reserves, retained earnings and profit (loss) of the year	3,746	5,745	179	(970)

Total stockholders’ equity before minority interest	13,856	13,856	12,729	11,640
Minority interest	17,510	16,672	13,624	8,984

Total stockholders’ equity	31,366	30,529	26,353	20,624

Total liabilities and stockholders’ equity	95,360	91,832	94,227	83,384

Amounts in accordance with U.S. GAAP:
Total current assets			22,786	21,599
Total fixed assets, net			24,331	21,503
Intangible assets, net			45,880	41,170
Other long term assets			10,591	8,639
Total Assets			103,588	92,911
Total current liabilities			22,725	18,599
Total long-term debt			43,117	38,375
Other liabilities			10,594	11,340
Total liabilities			76,436	68,314
Minority interests			13,540	9,373
Stockholders’ equity			13,612	15,229
Total liabilities and stockholders’ equity			103,588	92,911

11

	Year ended December 31,
	2000(1)	2000 pro forma (1)(2)	2001	2002
	(millions of euro)
Other Data in accordance with Italian GAAP:
Third Party Revenues
Telecom Italia Group	28,911	27,169	30,818	30,400
Olivetti Tecnost Group	1,120	1,120	1,076	906
Other	85	85	122	102

Total Olivetti Group	30,116	28,374	32,016	31,408

Net Financial Indebtedness:
Short-term debt, including current portion of long-term debt	16,927	16,536	9,072	6,827
Long-term debt	27,485	25,950	37,747	33,804
Cash and cash equivalents:
• Bank and postal accounts	(2,763)	(2,745)	(3,626)	(4,363)
• Cash and valuables on hand	(8)	(7)	(76)	(7)
• Receivables for sales of securities	(1)	(1)	(4)	(56)
Marketable debt securities	(2,909)	(2,759)	(3,616)	(1,927)
Financial accounts receivable	(1,538)	(1,538)	(1,599)	(1,506)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net	331	292	464	627

Net Financial Debt	37,524	35,728	38,362	33,399

(1)	Beginning with the consolidated financial statements for the year ended December 31, 2001, under Italian GAAP, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method. Under U.S. GAAP, the Nortel Inversora group is accounted for using the equity method. These differences in accounting treatment for 2000 did not affect net income and stockholders’ equity but had an impact on other line items, such as operating revenues and operating expenses, as well as a number of balance sheet line items.
(2)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(3)	Computed on the weighted average number of Olivetti Ordinary Shares outstanding in 2001 and 2002, equal to 8,570 million and 8,631 million, respectively.

Telecom Italia Selected Financial Data

The following financial information is provided to you to aid in the analysis of the financial aspects of the Merger. This information (other than the 2000 pro forma data) has been extracted or derived from the selected financial data for each of the five years in the period ended December 31, 2002 from the Telecom Italia Group’s financial statements prepared in accordance with Italian GAAP and which have been audited by the following independent auditors: Ernst & Young (only for the years ended December 31, 2001 and 2002), PricewaterhouseCoopers S.p.A. (only for the year ended December 31, 2000) and Arthur Andersen S.p.A. (now called Deloitte & Touche Italia S.p.A.) for all other periods. You should read the financial information set forth below in conjunction with the Telecom Italia Group’s audited financial statements and notes thereto and “Item 5. Operating and Financial Review and Prospects” appearing in the Telecom Italia Annual Report and incorporated by reference herein.

Certain statement of operations and balance sheet amounts have been reconciled to U.S. GAAP. For additional information about the U.S. GAAP reconciliation, you should read Note 26 of the Notes to the audited financial statements of the Telecom Italia Group included in the Telecom Italia Annual Report and incorporated by reference herein.

12

	Year ended December 31,
	1998(1)		1999(1)	2000(1)	2000 pro forma (1)(2)	2001(1)	2002(1)
	(millions of euro, except per share and per ADS amounts)
Statement of Operations Data in accordance with Italian GAAP:
Operating revenues	25,052	(3)	27,104	28,911	27,169	30,818	30,400
Other income	560		516	426	402	417	479

Total revenues	25,612	(3)	27,620	29,337	27,571	31,235	30,879

Cost of materials	2,342		2,477	2,259	2,132	1,972	1,779
Salaries and social security contributions	4,992		4,977	5,025	4,745	4,666	4,540
Depreciation and amortization	5,412		5,339	5,647	5,209	6,275	5,877
Other external charges	9,065	(3)	9,586	10,790	10,130	12,171	11,949
Changes in inventories	135		(130)	(277)	(255)	58	28
Capitalized internal construction costs	(1,078)		(1,062)	(912)	(831)	(581)	(675)

Total operating expenses	20,868	(3)	21,187	22,532	21,130	24,561	23,498

Operating income	4,744	(3)	6,433	6,805	6,441	6,674	7,381

Financial income	815		555	847	806	1,076	1,236
Financial expense	(868)		(1,466)	(2,470)	(2,261)	(5,031)	(3,399)

Of which write-downs and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies, net	(178)		(565)	(1,025)	(1,011)	(1,616)	(465)

Other income and expense, net	69	(3)	(507)	(214)	(184)	(3,452)	(5,637)

Income (loss) before income taxes	4,760		5,015	4,968	4,802	(733)	(419)
Income taxes	(2,048)		(2,606)	(2,020)	(1,910)	(925)	716

Net income (loss) before minority interests	2,712		2,409	2,948	2,892	(1,658)	297
Minority interest	(734)		(672)	(920)	(864)	(410)	(619)

Net income (loss)	1,978		1,737	2,028	2,028	(2,068)	(322)

Net income (loss) per Ordinary Share(4)	0.2634		0.2309	0.2741	0.2741	(0.2858)	(0.0474)
Net income (loss) per Ordinary Share ADS(4)	2.6339		2.3086	2.7410	2.7410	(2.8581)	(0.4736)
Dividends per Ordinary Share	0.1446		0.3114	0.3125	0.3125	0.3125	0.3125 (5)
Dividends per Savings Share	0.1549		0.3218	0.3238	0.3238	0.3237	0.3235 (5)

Amounts in accordance with U.S. GAAP:
Total revenues	25,612	(3)	27,620	27,938	—	31,017	30,830
Operating income (loss)	4,662	(3)	6,153	(1,926)	—	2,272	4,850
Income (loss) before income taxes	4,419		4,774	7,058	—	(3,379)	1,357
Net income (loss)	1,526		1,505	3,522	—	(4,039)	828
Net income (loss) per Ordinary Share—Basic(6)	0.2026		0.1998	0.4731	—	(0.5553)	0.1103
Net income (loss) per Ordinary Share—Diluted(6)	0.2026		0.1997	0.4717	—	(0.5553)	0.1103
Net income (loss) per Ordinary Share ADS—Basic(6)	2.0255		1.9982	4.7307	—	(5.5531)	1.1031
Net income (loss) per Ordinary Share ADS—Diluted(6)	2.0255		1.9966	4.7173	—	(5.5531)	1.1031

13

	Year ended December 31,
	1998(1)		1999(1)	2000(1)	2000 pro forma (1)(2)	2001(1)	2002(1)
	(millions of euro, except per share and per ADS amounts)
Balance Sheet Data in accordance with Italian GAAP:
Total current assets	12,186	(7)	12,749	16,395	15,673	16,736	15,716
Total fixed assets, net	23,584		23,508	23,425	20,721	21,757	19,291
Intangible assets, net	1,884		2,737	16,037	15,571	16,197	13,052
Total assets	44,870	(7)	46,058	65,515	61,985	62,670	52,786
Total short-term debt	4,824		4,969	15,136	14,745	9,114	5,089
Total current liabilities	16,865		17,448	27,482	26,510	21,945	17,616
Total long-term debt	5,598		5,166	8,268	6,733	16,083	15,018
Total liabilities	26,440	(7)	26,270	39,986	37,293	43,361	39,959
Total stockholders’ equity before minority interest	16,346		17,045	18,821	18,821	13,522	9,049
Total stockholders’ equity	18,430		19,788	25,529	24,692	19,309	12,827

Amounts in accordance with U.S. GAAP:
Total current assets	12,660		12,984	15,366	—	16,944	15,331
Total fixed assets, net	23,172		23,150	22,823	—	23,883	21,277
Intangible assets, net	5,292		5,894	24,084	—	22,506	18,384
Total assets	48,108		49,263	71,528	—	72,518	60,822
Total current liabilities	16,865		17,448	26,207	—	21,487	17,773
Total long-term debt	5,598		5,166	12,466	—	21,906	20,069
Total liabilities	26,908		26,908	44,848	—	52,332	46,129
Stockholders’ equity(8)	19,145		19,659	19,118	—	12,457	9,215

Financial Ratios in accordance with Italian GAAP:
Gross operating margin (Gross operating profit/operating revenues)(%)(9)	47.2		45.1	45.4	45.0	44.2	45.9
Operating income/operating revenues (ROS) (%)	18.9		23.7	23.5	23.7	21.7	24.3
Return on equity (ROE) (%)	15.3		12.6	13.0	13.0	n.a.	n.a.
Return on investments (ROI) (%)	18.5		23.6	18.8	18.4	16.0	20.4
Net debt/Net invested capital (debt ratio) (%)(10)	30.7		29.1	42.7	41.1	53.2	58.6

Statistical Data:
Subscriber fixed lines (thousands)(11)	25,986		26,502	27,153	27,153	27,353	27,142
ISDN equivalent lines (thousands)(12)	1,735		3,049	4,584	4,584	5,403	5,756
TIM lines in Italy (thousands)(13)	14,299		18,527	21,601	21,601	23,946	25,302
Subscriber fixed lines per full-time equivalent employee(14)	332		354	409	409	448	496
Page views Virgilio (millions)	—		505	2,218	2,218	3,945	5,267
Active Users (at year-end, thousands)	—		1,104	1,656	1,656	1,804	2,226

(1)	Beginning with the consolidated financial statements for the year ended December 31, 2001, under Italian GAAP, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method. Under U.S. GAAP, the Nortel Inversora group is accounted for using the equity method. These differences in accounting treatment for 2000 did not affect net income and stockholders’ equity but had an impact on other line items, such as operating revenues and operating expenses, as well as a number of balance sheet line items.
(2)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(3)

Beginning in 1999, the Telecom Italia Group changed the way in which it accounted for revenues from telecommunications services, calculating such revenues gross of interconnection and service charges payable to other operators and service providers and accounting for such interconnection and service charges as an operating expense (other external charges). In prior fiscal years, revenues from

14

telecommunications services were accounted for net of interconnection and service charges. Due to this change, operating revenues from telecommunications services and other external charges increased by the same amount: €1,571 million in 1998. This accounting change had no impact on reported net income for 1998. In 1998, the item “Other external charges” also takes into account additional expenses (€10 million) included in “Other income and expense, net” in the consolidated financial statements in Telecom Italia’s 1998 Annual Report on Form 20-F.

(4)	Net income per Ordinary Share in 1998 is calculated on the basis of 7,421,251,726 Telecom Italia Ordinary Shares and Telecom Italia Savings Shares outstanding. Net income per Ordinary Share in 1999 is calculated on the basis of 7,426,157,226 Telecom Italia Ordinary Shares and Telecom Italia Savings Shares outstanding. Net income per Ordinary Share in 2000 is calculated on the basis of 7,321,179,156 Telecom Italia Ordinary Shares and Telecom Italia Savings Shares outstanding; Telecom Italia Savings Shares are net of 104,978,070 shares of treasury stock acquired during 2000. Net loss per Ordinary Share in 2001 is calculated on the basis of 7,314,655,506 Telecom Italia Ordinary Shares and Telecom Italia Savings Shares outstanding. Net loss per Ordinary Share in 2002 is calculated on the basis of 7,265,103,156 Telecom Italia Ordinary Shares and Telecom Italia Savings Shares outstanding; Telecom Italia Ordinary Shares are net of 5,280,500 shares of treasury stock and Telecom Italia Savings Shares are net of 45,647,000 shares of treasury stock acquired during 2002.

The calculations take into account the requirement that holders of Telecom Italia Savings Shares are entitled to an additional dividend equal to 2% of the par value of Telecom Italia Savings Shares above dividends paid on the Telecom Italia Ordinary Shares. Prior to 2000, the par value of the Telecom Italia Savings Shares was Lit. 1,000 per share, while for 2001 and 2002, following the resolution of the extraordinary shareholders’ meeting held on May 3, 2001 regarding the re-denomination of Telecom Italia share capital into Euro, the calculations take into account the new par value per share of €0.55. Net income (loss) per Telecom Italia Savings Share was €0.2737, €0.2412, €0.2844, €(0.2748) and €(0.0364) in each of 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively, and net income (loss) per Telecom Italia Savings Share ADS was €2.7372, €2.4119, €2.8443, €(2.7481) and €(0.3636) in each of 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively.

As of December 31, 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, the number of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares outstanding was 7,421,251,726, 7,426,157,226, 7,426,157,226, 7,314,655,506 and 7,316,030,656, respectively. The increase in Telecom Italia Ordinary Shares and Telecom Italia Savings Shares outstanding in 1999 is due to the issuance of 4,905,500 new Telecom Italia Ordinary Shares in connection with the Stock Option Plan. The decrease in Telecom Italia Ordinary Shares and Telecom Italia Savings Shares outstanding in 2001 is due to the cancellation of 112,998,070 Telecom Italia Savings Shares of treasury stock following the re-denomination of the share capital into Euro and the issuance of 1,496,350 new Telecom Italia Ordinary Shares in connection with the Stock Option Plan. The increase in Telecom Italia Ordinary Shares and Telecom Italia Savings Shares outstanding in 2002 is due to the issuance of 1,375,150 new Telecom Italia Ordinary Shares in connection with the Stock Option Plan.

(5)	In order to ensure shareholders dividends commensurate with those paid out for 2001, in December 2002, reserves were distributed corresponding to a dividend of €0.1357 per Telecom Italia Ordinary Share and a dividend of €0.1357 per Telecom Italia Savings Share. Furthermore, the shareholders’ meeting held on May 24, 2003 approved the pay out of an additional dividend of €0.1768 per Telecom Italia Ordinary Share and €0.1878 per Telecom Italia Savings Share, by drawing from the income and capital reserves. Telecom Italia’s dividend coupons for the year ended December 31, 2002 were clipped on June 23, 2003, and such dividends for the year ended December 31, 2002 are payable from June 26, 2003.
(6)

In accordance with U.S. GAAP, the Net income (loss) per Ordinary Share has been calculated using the two class method, since the Company has both Ordinary Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standards No. 128, “Earnings per Share”, Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential common shares and is adjusted for any changes to income that would result from the assumed conversion of those potential common shares. For the purpose of these calculations, the weighted average number of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares was 7,421,251,726 for the year ended December 31, 1998, 7,421,660,518 for the year ended December 31, 1999, 7,398,247,829 for the year ended December 31, 2000, 7,314,353,578 for the year ended December 31, 2001 and 7,297,953,685 for the year ended December 31, 2002. The calculations take into account the requirement that holders of Telecom Italia Savings Shares are entitled to an additional dividend equal to 2% of the par value of Telecom Italia Savings Shares above dividends paid on the Telecom Italia Ordinary Shares. Prior to 2001, the par value of the Telecom Italia Savings Shares was Lit. 1,000 per share, while for 2001 and 2002, following the resolution of the extraordinary shareholders’ meeting held on May 3,

15

2001 regarding the re-denomination of Telecom Italia share capital into Euro, the calculations take into account the new par value per share of €0.55. In addition, in accordance with U.S. GAAP, net income (loss) per Telecom Italia Savings Share—Basic was €0.2129, €0.2101, €0.4834, €(0.5443) and €0.1213 in 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively, and net income (loss) per Telecom Italia Savings Share ADS—Basic, was €2.1288, €2.1015, €4.8340, €(5.4431) and €1.2131 in 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively.

(7)	As a consequence of the introduction of the new Italian Accounting Principle for Income Taxes, beginning in 1999, deferred tax assets and liabilities are offset. Due to this change as of December 31, 1998 the amount of current assets was reduced by €114 million, while total assets and liabilities were reduced by the same amount of €379 million.
(8)	Stockholders’ equity under U.S. GAAP is calculated after elimination of minority interest. See Note 26 of Notes to Consolidated Financial Statements included in the Telecom Italia Annual Report incorporated by reference herein.
(9)	Gross Operating Profit was €11,821 million, €12,226 million, €13,118 million, €12,217 million, €13,619 million and €13,964 million in each of 1998, 1999, 2000 (historical), 2000 (pro forma), 2001 and 2002, respectively. Because Gross Operating Profit includes certain financial statement items and excludes others it is considered a non-GAAP financial measure as defined in Regulation G of the 1934 Act. Telecom Italia believes that Gross Operating Profit provides the best indication of the Telecom Italia Group’s operating performance and is a meaningful information for investors. In addition the Telecom Italia Group also believes (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit.

	Year ended December 31,
	1998	1999	2000	2000 pro forma	2001	2002
	(millions of euro)
Operating income	4,744	6,433	6,805	6,441	6,674	7,381
Depreciation and amortization	5,412	5,339	5,647	5,209	6,275	5,877
Other external charges:
• Provision for bad debts	364	363	477	394	439	542
• Write-downs of fixed assets and intangibles	950	73	48	48	16	57
• Provision for risk	178	80	119	108	189	109
• Other provisions and operating charges	654	380	382	353	382	436
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(481)	(442)	(360)	(336)	(356)	(438)

Gross Operating Profit	11,821	12,226	13,118	12,217	13,619	13,964

(10)	For purposes of calculating the debt ratio, net financial debt is calculated as follows:

	As of December 31,
	1998	1999	2000	2000 pro forma	2001	2002
	(millions of euro)
Short-term debt, including current portion of long-term debt	4,824	4,969	15,136	14,745	9,114	5,089
Long-term debt	5,598	5,165	8,268	6,733	16,083	15,018
Cash and cash equivalents:
• Bank and postal accounts	(582)	(668)	(1,299)	(1,281)	(757)	(1,251)
• Cash and valuables on hand	(3)	(9)	(5)	(4)	(5)	(4)
• Receivables for sales of securities	—	(5)	(1)	(1)	(3)	(55)
Marketable debt securities	(1,252)	(1,265)	(2,020)	(1,869)	(1,935)	(278)
Financial accounts receivable (included under “Receivables” and “Other current assets”)	(523)	(144)	(1,110)	(1,110)	(805)	(683)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net	112	95	59	20	250	282

Net Financial Debt	8,174	8,138	19,028	17,233	21,942	18,118

(11)	Data include multiple lines for ISDN and exclude internal lines.
(12)	Data exclude internal lines.
(13)	Data refer to TACS and GSM services lines, including holders of Prepaid Cards.
(14)	Ratio is based on employees of Telecom Italia only.

16

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED  FINANCIAL INFORMATION

We are providing you with the following unaudited pro forma condensed consolidated financial information to aid in the analysis of the financial aspects of the Merger. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 was prepared on the basis that the Merger occurred on January 1, 2002. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2002 was prepared on the basis that the Merger occurred on December 31, 2002. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 and the unaudited pro forma condensed consolidated balance sheet as of December 31, 2002 also gives effects to (i) the incurrence of additional debt of up to €9 billion that will be used to finance the required withdrawal right of Olivetti shareholders (€11 million) and, with the residual amount of additional debt, the Tender Offers assuming the Tender Offers are fully subscribed and (ii) the proposed spin-off and announced sale of New SEAT, as if such transactions had occurred on January 1, 2002 for statement of operations purposes and as of December 31, 2002 for balance sheet purposes. The pro forma information is intended to give you a better understanding of the impact the Merger and the SEAT spin-off will have on the financial statements of Olivetti and Telecom Italia. The notes to the unaudited pro forma consolidated financial statements describe the adjustments made to the Olivetti financial statements to illustrate the pro forma effect of the Merger and the SEAT spin-off. The unaudited pro forma condensed consolidated financial information is prepared in accordance with U.S. GAAP.

We have derived the Summary Unaudited Pro Forma Condensed Consolidated Financial Information set out below from, and you should read it together with, the “Unaudited Pro Forma Condensed Consolidated Financial Data” which is included elsewhere in this Information Statement. You should understand that the unaudited pro forma consolidated financial information does not represent actual results and you should not rely on this unaudited pro forma consolidated financial information as being indicative of the results of operations and financial position we may have in the future or might have had in the past had the Merger and the SEAT spin-off been effective on the dates assumed.

You should also read this section in conjunction with the Olivetti Group’s audited financial statements and notes thereto included elsewhere in this Information Statement and the Telecom Italia Group’s audited consolidated financial statements and notes thereto contained in the Telecom Italia Annual Report incorporated by reference herein.

17

U.S. GAAP Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2002

		Pro forma
	Olivetti U.S. GAAP with Telecom Italia consolidated Year Ended December 31, 2002 (1)	Adjustments				New Telecom Italia U.S. GAAP Pro forma Year Ended December 31, 2002 (1+2+3+4)
		Disposal of New SEAT (2)		Effect of additional borrowing (3)	Effect of Merger (4)
	(Millions of euro, except per share and per ADS amounts)	Net assets disposed of (*)	Cash received and early exercise of put option			(Millions of euro, except per share and per ADS amounts)
		(millions of euro)
Total revenues	31,864	(1,379)				30,485

Cost of materials	(2,312)	96				(2,216)
Personnel costs	(4,771)	285				(4,486)
Depreciation and amortization	(5,731)	471			(291)	(5,551)
Impairments of goodwill	(3,444)	3,257				(187)
Other operating expenses, net	(11,321)	484				(10,837)

Total operating expenses	(27,579)	4,593			(291)	(23,277)

Operating income / (loss)	4,285	3,214			(291)	7,208

Financial income and (expense), net	(2,813)	58	135	(369)	(74)	(3,063)
Other income (expense), net	(1,572)	(6)				(1,578)

Net income (loss) before income taxes	(100)	3,266	135	(369)	(365)	2,567
Income tax benefit (expense)	3,176	(122)			(2,136)	918
Minority interest	(1,120)	(13)			505	(628)

Net income (loss)	1,956	3,131	135	(369)	(1,996)	2,857

Net income per Share —Basic	0.2266 (5)	—	—	—		0.0919 (6)
Net income per Share—Diluted	0.2266 (5)	—	—	—		0.0919 (6)
Net income per Share ADS—Basic	—	—	—	—	—	0.9199 (6)
Net income per Share ADS—Diluted	—	—	—	—		0.9199 (6)

(*)	After elimination of infra group transactions.

18

U.S. GAAP Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2002

	Pro forma

	Olivetti U.S. GAAP consolidated with Telecom Italia as of December 31, 2002 (1)	Adjustments				New Telecom Italia U.S. GAAP Pro forma as of December 31, 2002 (1+2+3+4)
		Disposal of New SEAT (2)		Effect of additional borrowing (3)	Effect of Merger (4)
		Net assets disposed of (*)	Cash received and early exercise of put option
	(millions of euro)
Assets:
Current assets	21,599	(756)	(153)			20,690
Fixed assets, net	21,503	(54)				21,449
Goodwill relating to Telecom Italia	24,106				17,346	41,452
Other intangible assets, net	17,064	(4,237)			2,012	14,839
Other long-term assets	8,639	(35)	(139)	8,989	(8,899)	8,555

Total assets	92,911	(5,082)	(292)	8,989	10,459	106,985

Liabilities and stockholders’ equity:
Current liabilities	18,599	(650)	(882)		988	18,055
Long-term debt	38,375	(433)	(2,417)	9,000		44,525
Reserves and other liabilities	11,340	(817)			770	11,293

Total liabilities	68,314	(1,900)	(3,299)	9,000	1,758	73,873
Minority interest	9,373	(3)			(6,367)	3,003
Stockholders’ equity	15,224	(3,179)	3,007	(11)	15,068	30,109

Total liabilities and stockholders’ equity	92,911	(5,082)	(292)	8,989	10,459	106,985

(*)	After elimination of infra group transactions. The amount reported in the line Stockholders’ Equity relates to the percentage of ownership of Telecom Italia in New SEAT.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

Under U.S. GAAP, the combination of Telecom Italia and Olivetti will be accounted for under the purchase method of accounting for business combinations, with Olivetti treated as the acquiror. The total purchase consideration has been estimated based on several assumptions, including the estimated number of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares to be acquired by Olivetti from Telecom Italia shareholders in the respective Tender Offers and cancelled prior to the Merger becoming effective.

The preliminary announcement of the Merger of the two companies was made on March 12, 2003. On April 15, 2003, each of the Telecom Italia Board and the Olivetti Board approved the Merger and set the Exchange Ratios for the Merger. The terms of the Plan of Merger, including the “natural” Exchange Ratios of 7 Olivetti Savings Shares (with a par value of €1 each) for each Telecom Italia Savings Share (with a par value of €0.55 each) and 7 Olivetti Ordinary Shares (with a par value of €1 each) for each Telecom Italia Ordinary Share (with a par value of €0.55 each) were approved at the ordinary and extraordinary shareholders’ meeting of May 24, 2003 for Telecom Italia and May 26, 2003 for Olivetti. The Merger is expected to be completed in the first half of August 2003. Due to the fact that the Merger has not been completed yet, management has not had sufficient time to finalize its analysis of the purchase price allocation as of the date of this Information Statement. Therefore, the estimated consideration to be paid over the carrying value of Telecom Italia has been preliminarily reflected between identifiable intangible assets and goodwill as reported above in the accompanying pro formas. New Telecom Italia will use SFAS 142 in accounting for intangible assets with indefinite life and goodwill in the future, therefore no amounts have been amortized in the accompanying pro forma statement of operations for such assets and the amortization reported in the accompanying pro forma statement of operations relates only to intangible assets with lives between three to five years.

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The accompanying pro formas are presented in the following manner:

1.    The condensed consolidated Olivetti statement of operations for the year ended December 31, 2002 and balance sheet dated as of December 31, 2002, which consolidates Telecom Italia have been derived from the Olivetti U.S. GAAP consolidated financial statements included elsewhere herein, after taking into account the significant differences between Italian GAAP and U.S. GAAP.

2.    The adjustments in this column are to give effect to the proposed spin-off from SEAT, the controlled Internet and Media subsidiary of Telecom Italia, of New SEAT and to the gross proceeds of approximately €3 billion from the sale of New SEAT based on the announcement of June 11, 2003 which, as described above, takes into account the additional disposal of the New SEAT ordinary shares arising from the expected early exercise of the SEAT put option. These adjustments are derived from the carve-out U.S. GAAP financial statements of the affected SEAT businesses. The disposal of these businesses is occurring in two phases.

•	Phase one is a spin-off to the existing shareholders, including Telecom Italia, of shares in the New SEAT. This entity will be listed on the Italian stock exchange.

•	The second step is for Telecom Italia to sell the shares it will hold in New SEAT including, as described above, those arising from the expected early exercise of the SEAT put option. Pursuant to requirements of Italian Law, the purchasers of the New SEAT shares from Telecom Italia will be required to make the same offer to the remaining New SEAT shareholders.

These adjustments also include the pro forma effect of the fair value of the SEAT put option, expected to be exercised early, as of December 31, 2002, net of the previously deferred premium, for a total of €76 million, net of tax. Also included in equity is the preliminarily estimated loss on the closing of the New SEAT sale, estimated at approximately €96 million, net of tax.

3.    The effects in this column include the additional borrowing of €9 billion in order to finance the Olivetti withdrawal right and to finance the Tender Offers that will be made based on the average market price, plus a premium of 20%, of €8.010 per Telecom Italia Ordinary Share and €4.820 per Telecom Italia Savings Share. As indicated, the full amount will be borrowed if the Tender Offers are fully subscribed. To the extent that Olivetti acquires fewer Telecom Italia Ordinary Shares and/or Telecom Italia Savings Shares in the Tender Offers it will borrow less under the Term Loan Facility. For each €100 million less borrowed, interest expense would be reduced by approximately €4.1 million.

4.    This column gives effect to the estimated value of the completion of the Merger. Under U.S. GAAP, the average of the stock price for five days, two days before and two days after, the announcement are to be used to calculate the fair value of the Olivetti shares exchanged. The average price of the Olivetti shares according to this approach was €0.8884.

The purchase price for the Merger is expected to be €24,051 million plus direct acquisition costs of €110 million. These amounts are included in the adjustments in column 4. The total purchase price has been derived and allocated as follows:

(millions of euros)
Cash to be paid to existing Telecom Italia shareholders(1)	8,989
Value of Olivetti shares to be exchanged(1)	15,062
Direct acquisition costs	110

Total purchase price to be allocated	24,161
Carrying value of Telecom Italia on a U.S. GAAP basis	(5,573)
Preliminary allocation of identifiable intangibles on a proportional basis with the allocation that had been made at June 30, 1999	(2,012)
Related deferred taxes	770

Preliminary goodwill	17,346

(1)	Assumes the Tender Offers are fully subscribed. If the Tender Offers are less than fully subscribed, Olivetti will issue more shares in the Merger, which could result in a decrease in the amount of goodwill recorded for the Merger transaction.

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The preliminary purchase price has been allocated on a preliminary basis to identifiable intangible assets and to goodwill. After the transaction has been completed New Telecom Italia will perform a purchase price allocation that will allocate the final purchase price to the fair value of the assets and liabilities assumed. The actual amount of that allocation, and the resulting goodwill, could differ materially from the preliminary goodwill estimated above.

5.    Net income per share for Olivetti, which currently does not have a class of savings shares outstanding prior to the Merger, has been computed by dividing income available to shareholders by the weighted average number of Olivetti Ordinary Shares outstanding, and the diluted earnings per Olivetti Ordinary Share is increased to include any potential Olivetti Ordinary Shares and is adjusted for any changes to income that would result from the assumed conversion of those potential Olivetti Ordinary Shares. For the purpose of these calculations, the weighted average number of Olivetti Ordinary Shares was 8,630,753,657 for the year ended December 31, 2002.

6.    Pro forma net income per share has been calculated based on the estimated number of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares that will be outstanding after the termination of the Tender Offers and the completion of the Merger. Olivetti currently does not have a class of savings shares outstanding prior to the Merger. In order to effect the Merger, Olivetti will issue new savings shares to the existing Telecom Italia Savings Shareholders. Net income per share has been calculated using the two-class method since New Telecom Italia will have both Ordinary Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standard 128, Earnings Per Share, Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential shares and is adjusted for any changes to income that would result from the assumed conversion of those potential shares. For purposes of these calculations, the weighted average number of shares was 30,333,649,850 for the year ended December 31, 2002. The calculations take into account the requirement that holders of New Telecom Italia Savings Shares are entitled to an additional dividend equal to 2% of the par value of New Telecom Italia Savings Shares) above dividends paid on New Telecom Italia Ordinary Shares. In 2002, pro forma net income per New Telecom Italia Savings Share—Basic was €0.1030 and pro forma net income per New Telecom Italia Savings Share ADS—Basic was €1.0300.

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COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

Comparative Per Share Data

We are including certain historical audited information and certain unaudited pro forma information with respect to net income per share for the Olivetti Ordinary Shares, Telecom Italia Ordinary Shares and Telecom Italia Savings Shares and for the New Telecom Italia Ordinary Shares and New Telecom Italia Savings Shares on a pro forma basis. You should read this information together with Olivetti’s audited consolidated financial statements and notes thereto included elsewhere in this Information Statement. You should also read this information together with Telecom Italia’s audited consolidated financial statements and notes thereto included in the Telecom Italia Annual Report incorporated by reference herein. This historical and pro forma information is included for comparative purposes only. All figures have been prepared in accordance with U.S. GAAP. You should not rely on this pro forma information as being indicative of the results of operations or financial position that we actually would have obtained if the Merger had been effective on the dates assumed.

	Year ended December 31, 2002
	Olivetti(1)	Telecom Italia(2)	Pro Forma Consolidated(3)
	(euro)	(euro)	(euro)
U.S. GAAP:
Net income per Ordinary Share	0.2266	0.1103	0.0919
Net income per Savings Share(4)	N/A	0.1213	0.1030

Notes:
(1)	Computed on the weighted average number of Olivetti Ordinary Shares outstanding equal to 8,631 million share.
(2)	Computed on the weighted average number of Telecom Italia Shares outstanding equal to 7,298 million shares.
(3)	Computed on the pro forma weighted average number of New Telecom Italia Shares expected to be outstanding after completion of the Merger equal to approximately 30,333 million shares (before redistribution).
(4)	Computed in accordance with the two class method described on page 21.

Market Data

Olivetti Shares

The principal trading market for the Olivetti Ordinary Shares is Telematico, an automated screen trading system managed by Borsa Italiana. Olivetti Ordinary Shares are also traded on the Frankfurt Stock Exchange.

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Olivetti Ordinary Shares

The table below shows the reported high and low official prices of Olivetti Ordinary Shares on Telematico for the periods indicated through June 26, 2003:

	Telematico
	High	Low
	(euro)
2000:
First quarter	4.3889	2.1958
Second quarter	3.7860	2.9193
Third quarter	3.7733	2.8821
Fourth quarter	3.3581	2.3427

2001:
First quarter	2.6482	1.8044
Second quarter	2.3500	1.7311
Third quarter	2.1293	0.8680
Fourth quarter	1.4620	0.9512

2002:
First quarter	1.4830	1.2180
Second quarter	1.4040	1.0080
Third quarter	1.1910	0.8644
Fourth quarter	1.2460	0.8436

2003:
January	1.0740	0.9244
February	0.9670	0.8771
March	0.9557	0.8593
April	1.0240	0.9524
May	1.0700	0.9789
June (through June 26, 2003)	1.1140	1.0180

On March 7, 2003, the last full trading day prior to the announcement of the Merger, Olivetti Ordinary Shares had an official price on Telematico of €0.8593 per Olivetti Ordinary Share. On June 26, 2003, Olivetti Ordinary Shares had an official price on Telematico of €1.11 per Olivetti Ordinary Share.

Telecom Italia Shares

The principal trading market for the Telecom Italia Ordinary Shares and Telecom Italia Savings Shares is Telematico, the automated screen trading system managed by Borsa Italiana. The principal trading market for the Telecom Italia Ordinary Share ADSs and Telecom Italia Savings Share ADSs is the New York Stock Exchange.

Telecom Italia Ordinary Share ADSs and Telecom Italia Savings Share ADSs, each representing respectively 10 Telecom Italia Ordinary Shares and 10 Telecom Italia Savings Shares, have been quoted on the NYSE since July 27, 1995. JPMorgan Chase Bank is the Company’s Depositary issuing ADRs evidencing the Telecom Italia Ordinary Share ADSs and Telecom Italia Savings Share ADSs.

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The table below sets forth, for the periods indicated, reported high and low official prices of the Telecom Italia Ordinary Shares on Telematico and high and low closing prices of Telecom Italia Ordinary Share ADSs on the NYSE.

	Telematico		NYSE
	High	Low	High	Low
	(euro)		(U.S.$)
2000:
First quarter	19.12	11.81	195	121 9/16
Second quarter	16.08	12.78	150 6/16	117 7/16
Third quarter	14.93	11.68	145 1/16	105
Fourth quarter(1)	13.67	11.24	121 14/16	97 8/16

2001:
First quarter	13.42	10.50	127.50	95.55
Second quarter	12.34	9.52	113.25	83.00
Third quarter	10.74	6.40	94.50	60.00
Fourth quarter	9.82	8.00	90.35	75.50

2002:
First quarter	9.73	8.55	88.75	75.18
Second quarter	9.21	7.49	85.00	74.60
Third quarter	8.35	7.08	83.20	71.35
Fourth quarter	8.31	7.03	85.25	70.45

2003:
January	7.53	6.73	80.19	73.00
February	7.08	6.40	75.64	68.88
March	6.47	5.31	70.20	58.65
April	7.35	6.44	81.40	70.14
May	7.88	7.23	94.43	80.41
June (through June 26)	8.14	7.64	94.35	89.56

Source: Reuters data.

(1)	The official prices of Telecom Italia Ordinary Shares, Telecom Italia Savings Shares, Telecom Italia Ordinary Share ADSs and Telecom Italia Savings Share ADSs for the periods prior to and including November 10, 2000 are not comparable to the official prices of these shares and ADSs in the following periods due to the effect of the demerger of Tin.it, which became effective on November 10, 2000.

At the close of business on June 16, 2003, there were 2,253,738 Telecom Italia Ordinary Share ADSs outstanding held by 107 registered holders.

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The table below sets forth, for the periods indicated, reported high and low official prices of the Telecom Italia Savings Shares on Telematico and high and low closing prices of the Telecom Italia Savings Share ADSs on the NYSE for the period following such date.

	Telematico		NYSE
	High	Low	High	Low
	(euro)		(U.S.$)
2000:
First quarter	8.38	5.39	82 11/16	58 10/16
Second quarter	6.85	5.94	67 2/16	56 14/16
Third quarter	7.15	5.79	71	55
Fourth quarter	6.29	5.50	58 8/16	52 4/16

2001:
First quarter	6.84	5.44	63.38	52.50
Second quarter	6.89	5.05	61.00	45.94
Third quarter	5.83	3.63	50.50	37.50
Fourth quarter(1)	5.85	4.44	52.29	49.00

2002:
First quarter	6.20	5.21	55.96	47.51
Second quarter	6.14	4.94	57.00	50.32
Third quarter	5.50	4.80	56.50	53.00
Fourth quarter	5.38	4.77	56.33	48.67

2003:
January	4.90	4.39	50.50	49.49
February	4.64	4.38	52.00	49.50
March	4.44	3.35	42.97	36.00
April	4.39	3.89	47.00	42.50
May	4.76	4.32	52.70	47.25
June (through June 26)	4.96	4.61	57.59	53.00

Source: Reuters data.

(1)	The official prices of Telecom Italia Ordinary Shares, Telecom Italia Savings Shares, Telecom Italia Ordinary Share ADSs and Telecom Italia Savings Share ADSs for the periods prior to and including November 10, 2000 are not comparable to the official prices of these shares and ADSs in the following periods due to the effect of the demerger of Tin.it, which became effective on November 10, 2000.

At the close of business on June 16, 2003, there were 137,359 Telecom Italia Savings Share ADSs outstanding held by 7 registered holders.

Fluctuations between the euro and the U.S. dollar will affect the dollar equivalent of the price of the Telecom Italia Ordinary Shares and the Telecom Italia Savings Shares on Telematico and the price of the Telecom Italia Ordinary Share ADSs and the Telecom Italia Savings Share ADSs on the New York Stock Exchange. On June 26, 2003, the Noon Buying Rate for the euro was U.S.$1.1843 = €1.00.

On March 7, 2003, the last full trading day prior to the announcement of the Merger, Telecom Italia Ordinary Shares had an official price on Telematico of €5.925 per Telecom Italia Ordinary Share and Telecom Italia Savings Shares had an official price on Telematico of €3.979 per Telecom Italia Savings Share. On June 26, 2003, Telecom Italia Ordinary Shares had an official price on Telematico of €8.14 per Telecom Italia Ordinary Share and Telecom Italia Savings Shares had an official price on Telematico of €4.96 per Telecom Italia Savings Share.

Holders of Telecom Italia Shares

As of May 31, 2003, a total of 157,639,795 Telecom Italia Ordinary Shares (including Ordinary Share ADSs) were registered in the Telecom Italia shareholders’ register in the name of 1,290 holders resident in the U.S. These shares represented 2.995% of the 5,262,338,081 total outstanding Telecom Italia Ordinary Shares. As of May 28, 2003, there were seven record holders of Telecom Italia Savings Share ADSs resident in the United States. With respect to Telecom Italia Savings Shares that are in registered form (which at the time of the December 2002 dividend payment, represented approximately 14.5% of the outstanding Telecom Italia Savings Shares), as of May 31, 2003, there were no holders resident in the United States reflected on Telecom Italia’s shareholders’ register. With respect to Telecom Italia Savings Shares that are in bearer form, Telecom Italia is unable to determine how many holders are resident in the United States.

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As of May 28, 2003, 0.77% of the Telecom Italia Ordinary Shares were traded in the form of Ordinary Share ADSs by 104 registered holders (19,082 beneficial owners) of record and approximately 0.07% of the Telecom Italia Savings Shares were traded in the form of Savings Share ADSs by seven registered holders (70 beneficial owners) of record.

Dividends

Olivetti

The table below shows the amount of dividends paid on each Olivetti Ordinary Share for each of the last five fiscal years:

Fiscal Year	Euro per Olivetti Ordinary Share		Euro per Olivetti Savings Share(2)
1998	0		0
1999	0.0311	(1)	0.01938
2000	0.0350	(1)	—
2001	0		—
2002	0		—

(1)	Dividends for 1999 and 2000 were paid in lire. The lire amounts were translated into euros at the irrevocably-fixed rate of exchange of Lit.1,936.27 = €1.
(2)	On July 24, 2000, the compulsory conversion of the Olivetti Savings Shares into Olivetti Ordinary Shares (approved by the special shareholders’ meeting held on July 6, 2000) became effective.

Telecom Italia

The table below shows the amount of dividends paid on each Telecom Italia Share and each Telecom Italia ADS for each of the last five fiscal years of Telecom Italia:

	Dividends on Shares				Dividends on Savings Shares
Year ended December 31,	Euros per Share		U.S. dollars per Share(2)	Millions of euros	Euros per Share		U.S. dollars per Share(2)	Millions of euros
1998(1)	0.1446		0.15	759.94	0.1549		0.17	335.61
1999(1)	0.3099	(3)	0.29	1,638.10	0.3218	(3)	0.30	688.58
2000(1)	0.3125		0.27	1,643.93	0.3238		0.28	664.84
2001	0.3125	(4)	0.28	1,644.19	0.3237	(4)	0.29	662.33
2002	0.1357	(5)	0.13	713.47	0.1357	(5)	0.13	273.11

(1)	Dividends for 1998, 1999 and 2000 were paid in lire. The lire amounts were translated into euros at the irrevocably-fixed rate of exchange of Lit.1,936.27 = €1.
(2)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. See “—Presentation of Certain Financial and Other Information.”
(3)	The per share amount paid with respect to the fiscal year ended December 31, 1999 includes the distribution to all shareholders of the dividends payable on 26,046,820 Telecom Italia Savings Shares held in treasury on the date the dividend was paid. A total of approximately €3.12 million was also distributed from the statutory reserve in order to round up such per share amounts.
(4)	Approved at the Annual Meeting of Shareholders held on May 7, 2002. Telecom Italia’s dividend coupons for the year ended December 31, 2001 were clipped on May 20, 2002 and were payable from May 23, 2002. Dividends for the year ended December 31, 2001 were paid also utilizing reserves.
(5)	In order to ensure shareholders dividends commensurate with those paid out for 2001, in December 2002, reserves were distributed and paid corresponding to a dividend of €0.1357 per Telecom Italia Ordinary Share and a dividend of €0.1357 per Telecom Italia Savings Share. Furthermore, the shareholders’ meeting held on May 24, 2003 approved an additional dividend of €0.1768 per Telecom Italia Ordinary Share and €0.1878 per Telecom Italia Savings Share, payable from income and capital reserves. Pursuant to Italian Stock Exchange rules, dividends on the Telecom Italia Ordinary Shares and the Telecom Italia Savings Shares are payable from the fourth business day after the third Friday of each month, and in any case, at least four business days after the Annual Meeting of Shareholders approving the dividends. Telecom Italia’s additional dividend coupons for the year ended December 31, 2002 were clipped on June 23, 2003, and are payable from June 26, 2003.

For a discussion of certain tax consequences with respect to the payment of dividends on the New Telecom Italia Shares, you should read “Certain Income Tax Consequences—Taxation of dividends.”

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RISK FACTORS

An investment in the New Telecom Italia Shares will involve a degree of risk, including those risks which are described in this section. You should carefully consider the following discussion of risks, as well as the risks set forth under the heading “Risk Factors” appearing in the Telecom Italia Annual Report before deciding whether an investment in the New Telecom Italia Shares is suitable for you.

Risk Factors Relating to the Merger

New Telecom Italia’s ability to achieve its strategic objectives may be influenced by a number of factors

This Information Statement contains some operating objectives for New Telecom Italia, agreed by Olivetti and Telecom Italia in connection with the Merger and consistent with those of the Telecom Italia Group approved by the Telecom Italia Board on February 13, 2003. These objectives confirm the guidelines and objectives of the Telecom Italia Group’s Business Plan for the years 2002-2004.

Factors beyond the New Telecom Italia Group’s control that could affect the achievement of the objectives of the New Telecom Italia Group include:

•	the New Telecom Italia Group’s ability to manage costs;

•	the New Telecom Italia Group’s ability to attract and retain highly-skilled and qualified personnel;

•	the New Telecom Italia Group’s ability to divest additional non-core businesses and the adequacy of the returns of such divestitures;

•	the New Telecom Italia Group’s ability to leverage on its core skills with particular focus on Latin America mobile and international broadband operations;

•	difficulties in developing and introducing new technologies, managing innovation and providing value-added services;

•	the need to establish and maintain strategic relationships;

•	declining prices for some of the New Telecom Italia Group’s services and increasing competition;

•	the effect of adverse economic trends on the New Telecom Italia Group’s principal markets; and

•	the effect of foreign exchange fluctuations on the New Telecom Italia Group’s results of operations.

Furthermore, the achievement of the objectives may also be subject to other factors beyond the control of New Telecom Italia, including economic and market developments. Nor can any assurances be given that New Telecom Italia will actually achieve the objectives identified by management in the ways and according to the timetable envisaged.

New Telecom Italia’s total net financial debt will increase if the Merger is successful

The debt of New Telecom Italia could be greater than the present total debt of Olivetti and Telecom Italia as a consequence of the Merger although the total amount will depend on the level of acceptances of Telecom Italia’s shareholders of the Tender Offers by Olivetti. Under Italian GAAP, total net financial debt (see “Summary—Telecom Italia Selected Financial Data—Note 10”) is expected to be up to approximately €43.6 billion on a pro forma basis following the Merger, a maximum increase of approximately €25 billion from the net financial debt of €18.1 billion at December 31, 2002 of the Telecom Italia Group, of which about €15 billion is existing Olivetti net financial debt and a further €9 billion relates to the maximum amount of funding for the withdrawal rights exercised by certain Olivetti shareholders and the Tender Offers to be made by Olivetti. At December 31, 2002 net financial debt of the Olivetti Group was €33.4 billion (including the net financial debt of the Telecom Italia Group).

Net financial debt is projected to decrease and the €9 billion of additional debt which may be incurred is expected to be retired by the end of 2004, partly by using the proceeds of the sale of other non-strategic assets. There can be no assurance that factors beyond New Telecom Italia’s control, including but not limited to deterioration in general economic conditions, will not significantly affect New Telecom Italia’s ability to reduce such debt. The Telecom Italia Group’s business will be adversely affected if it is unable to successfully implement its business plans, particularly in light of the Merger. Factors beyond the New Telecom Italia Group’s control may prevent the New Telecom Italia Group from successfully implementing its strategy.

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New Telecom Italia may be unable to complete the sale of non-strategic assets

The failure to complete, in whole or in part, or the delayed execution of the program of disposals of equity interests in companies that operate in sectors considered non-strategic could cause results to diverge from the objectives set, particularly with respect to debt reduction. In addition, in the case of non-disposal or delayed disposal of such assets, the assets and liabilities, financial position and profits and losses of the companies earmarked for sale could have adverse effects on the profitability, assets and liabilities and financial position of New Telecom Italia and such adverse effects could be material.

Golden Share

Telecom Italia’s bylaws grant certain special powers to the Minister for the Economy and Finance (the so-called Golden Share). The Minister for the Economy and Finance informed Telecom Italia that he considered the conditions did not exist for exercising his veto right in the event of the adoption by Telecom Italia’s shareholders’ meeting of the resolution approving the Merger.

In connection with the Merger, the Minister for the Economy and Finance informed Telecom Italia that he considered it necessary to maintain in the bylaws of New Telecom Italia the power to assent to the acquisition of major shareholdings in the company’s capital and the power of veto as set out in the current bylaws of Telecom Italia. However, the Minister for the Economy and Finance has agreed to forego its rights in the current Telecom Italia bylaws to assent to significant shareholders’ agreements and to appoint a member of the Board of Directors and a member of the Board of Statutory Auditors.

As a result, the powers retained by the Minister for the Economy and Finance in New Telecom Italia’s bylaws may have an impact on the outcome of a possible acquisition of New Telecom Italia. See “Comparison of Shareholders’ Rights” and “Item 7. Major Shareholders and Related Party Transactions—Continuing Relationship with the Treasury” in the Telecom Italia Annual Report incorporated by reference herein.

Risk Factors Relating to the Business of Olivetti and Telecom Italia

For a full discussion of the principal risk factors relating to the business of the New Telecom Italia Group, see “Item 3. Key Information—Risk Factors” in the Telecom Italia Annual Report incorporated by reference herein.

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TERMS OF THE TRANSACTION

General

This section of the Information Statement describes certain aspects of the proposed Merger, including the material provisions of the Plan of Merger. The following description of the Merger does not purport to be complete and is qualified in its entirety by reference to the English translation of the Plan of Merger, which is attached as Annex A to this Information Statement and is incorporated herein by reference, as well as the English translations of the Olivetti Board of Directors’ Report to Shareholders dated April 15, 2003 (“Olivetti Board Report”) and the Telecom Italia Board of Directors’ Report to Shareholders dated April 15, 2003 (“Telecom Italia Board Report”), which are attached as, respectively, Annexes H and I to this Information Statement and are incorporated herein by reference. Capitalized terms in this description not previously defined herein have the meaning given in the Plan of Merger, the Olivetti Board Report or the Telecom Italia Board Report. Holders of Telecom Italia Savings Shares are urged to read the Plan of Merger, the Telecom Italia Board Report and the Olivetti Board Report carefully.

Terms of the Merger

What Telecom Italia Shareholders Will Receive

As a result of the Merger, Telecom Italia will be merged with and into Olivetti, with Olivetti as the surviving entity, and Olivetti will succeed to the business of Telecom Italia. Since the Merger will involve the merger into Olivetti of a subsidiary it will result in the cancellation of Olivetti’s interest in Telecom Italia when the Merger becomes effective and the assignment to each holder of Telecom Italia Savings Shares or Telecom Italia Ordinary Shares (other than Olivetti) of a number of New Telecom Italia Savings Shares or New Telecom Italia Ordinary Shares. For purposes of determining the number of New Telecom Italia Shares holders of Telecom Italia Shares will be entitled to receive, “natural” Exchange Ratios of 7 Olivetti Savings Shares (with a par value of €1 each) for each Telecom Italia Savings Share (with a par value of €0.55 each) and 7 Olivetti Ordinary Shares (with a par value of €1 each) for each Telecom Italia Ordinary Share (with a par value of €0.55 each) were determined based upon a relative valuation of Olivetti and Telecom Italia. Pursuant to the Exchange Ratios, each Telecom Italia Savings Share or Telecom Italia Ordinary Share will entitle a holder thereof to receive a number of New Telecom Italia Shares equivalent to 7 times the number of New Telecom Italia Shares a holder of Olivetti Ordinary Shares will be entitled to receive for each Olivetti Ordinary Share. (Olivetti does not currently have a class of savings shares.) The exact number of New Telecom Italia Shares a holder of Olivetti Ordinary Shares receives for each Olivetti Ordinary Share will be based on the Assignment Ratio, which will be officially determined at the time of the signing of Deed of Merger after giving effect to a redistribution of the existing capital of Olivetti. See “Terms of the Transaction––Terms of the Merger––What Telecom Italia Shareholders Will Receive.”

Each holder of Telecom Italia Ordinary Share ADRs and Telecom Italia Savings Share ADRs will be issued new ADRs representing the number of New Telecom Italia Ordinary Share ADSs or New Telecom Italia Savings Share ADSs, as the case may be, such ADR holder will be entitled to receive pursuant to the Assignment Ratio relating to the underlying Telecom Italia Ordinary Shares or Telecom Italia Savings Shares, as the case may be. See “Terms of the Transaction––Plan of Merger––Exchange of Telecom Italia Savings Share ADRs for New Telecom Italia Savings Share ADRs.”

For the most part, the Assignment Ratio will be satisfied by redistributing the share capital of New Telecom Italia and having recourse to the issue of new shares only insofar as it is necessary to maintain the share capital of New Telecom Italia at the level of Olivetti’s share capital as it existed on April 15, 2003 (equal to €8,845,537,520, divided into 8,845,537,520 ordinary shares with a par value of €1 each).

Terms of the New Telecom Italia Savings Shares

The New Telecom Italia Savings Shares will have identical economic rights to those of the Telecom Italia Savings Shares, including that the preferential rights provided for in the bylaws may be satisfied by distributing reserves. The maintenance of the preferential rights to which each New Telecom Italia Savings Share will be entitled to under the New Telecom Italia bylaws will be accompanied by an improvement in the preferential position of the New Telecom Italia Savings Shareholders, since they will ultimately be assigned, for each such share held, more than one New Telecom Italia Savings Share on the basis of the Assignment Ratio by means of which the exchange will be implemented. For a more detailed discussion of the Assignment Ratio and the mechanism for assigning the shares of New Telecom Italia, see “—Assignment of New Telecom Italia Shares and Start of Dividend Entitlement.”

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Specifically, since each New Telecom Italia Savings Share will have a par value equal to the present par value of the Telecom Italia Savings Shares (€0.55) and will give the same percentage preferential right calculated with reference to its par value, at the time of the exchange each holder of Telecom Italia Savings Shares will receive, as a consequence of the Assignment Ratio, a larger amount of the nominal capital of New Telecom Italia than the amount previously held and will therefore be entitled to a larger preferred dividend in absolute terms.

The Merger will therefore not prejudice the Telecom Italia Savings Shareholders in any way. Consequently, in the absence of the preconditions referred to in Article 2376 of the Civil Code and Article 146 of the Consolidated Law, the Telecom Italia Board determined that the conditions did not exist for calling a special meeting of the Telecom Italia Savings Shareholders. At the request of one of the Telecom Italia Savings Shareholders, a special meeting was held on June 9, 2003, as described below under “—Background of the Merger.”

Olivetti Shareholders’ Withdrawal Rights

Olivetti shareholders who either voted against the Merger or abstained from participating in the extraordinary meeting of Olivetti’s ordinary shareholders benefited from a withdrawal right at €0.9984 per share (which is the mean of the daily official prices of the Olivetti shares in the six months preceding the date the merger resolution was adopted). Olivetti shareholders were entitled to such a right by law due to the change in the corporate objectives of Olivetti which were necessary in order to permit New Telecom Italia to conduct the activities currently conducted by Telecom Italia (with particular reference to activities governed by public licenses and authorizations). As of June 12, 2003, the end of the withdrawal right period, withdrawal rights had been exercised in respect of 10,958,057 Olivetti Ordinary Shares, representing 0.12% of Olivetti’s share capital. Pursuant to these declarations, Olivetti shareholders will receive from Olivetti an aggregate payment of €10,940,525 (plus yearly statutory interest at a rate of 3% accruing in the period from the date of effectiveness of the Merger to the date of payment) at the latest within 90 days of the date on which the Merger becomes effective.

The Tender Offers

In connection with the Merger, Olivetti has commenced the Tender Offers. In addition to having an investment rationale, the Tender Offers are also intended to provide Telecom Italia shareholders who do not wish to maintain their holding in New Telecom Italia a means to liquidate part, or all, of their holdings in Telecom Italia in a similar manner as that afforded to Olivetti shareholders pursuant to their right of withdrawal.

Olivetti will tender for 908,873,776 (17.3%) of the Telecom Italia Ordinary Shares (including those represented by ADSs) and 354,560,274 (17.3%) of the Telecom Italia Savings Shares. However, if the acceptances of the Tender Offers fall short of the maximum quantity sought for one class of shares (either Telecom Italia Ordinary Shares or Telecom Italia Savings Shares) but exceed it for the other class, the amount not used to buy shares of the first class will be used to buy shares of the second class, and the maximum quantity of shares sought of the latter class will increase until all of the part of the Term Loan Facility (as defined below) remaining after paying for the withdrawal rights of Olivetti shareholders has been used, so as to ensure, by means of this “communicating vessels” mechanism, that the largest number of shareholders wishing to accept the Tender Offers can be satisfied. Where, even after the application of the above-mentioned communicating vessels mechanism, the total number of acceptances received exceeds the amount remaining under the Term Loan Facility after paying for withdrawals, Olivetti will prorate them for one or both classes.

The Savings Share Offer described above is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or by any means or instrumentality (including, without limitation, by mail, telephonically or electronically by way of the internet or otherwise) of interstate or foreign commerce, or any facility of any national securities exchange of the United States.

New Loan Facility

On April 24, 2003, Olivetti entered into a €9 billion term loan facility. Pursuant to the terms of this facility, up to €9 billion is available to finance the cash-out payment to Olivetti shareholders who have exercised their withdrawal right and, for the amounts not used to finance the cash-out payment, the Tender Offers. Concurrently, Olivetti received a binding commitment whereby New Telecom Italia, or, under certain circumstances, Telecom Italia and its finance subsidiary Telecom Italia Finance S.p.A., will have access to a €6.5 billion senior revolving

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credit facility available, for the short-term financial requirements, including the repayment of commercial paper issued by any member of the New Telecom Italia Group, to refinance existing debt (including Telecom Italia’s existing €7.5 billion facility) for general corporate purposes. Payments for withdrawal rights and for the Tender Offers in connection with the Merger will only be made after the Merger becomes effective. In particular, Olivetti will make payments in respect of exercised withdrawal rights at the latest within 90 days of the date on which the Merger becomes effective, while payments for the Tender Offers will be made within five business days following the effectiveness of the Merger. See “Pro Forma Liquidity and Capital Resources.”

Background of the Merger

The Olivetti Tender Offer

Olivetti acquired control of Telecom Italia in 1999 through an unsolicited tender offer, which closed on May 21, 1999. Approximately 52.12% of Telecom Italia Ordinary Shares were tendered and accepted by Olivetti in the tender offer. Following the success of this tender offer, the Olivetti Group was expanded to include all of the operating companies of Telecom Italia and Olivetti’s controlling interest in Telecom Italia’s Ordinary Shares eventually increased to 54.94%.

On completion of the tender offer, in May 1999 the majority of Telecom Italia’s existing Board of Directors tendered their resignations. A new Telecom Italia Board of Directors was elected at the Telecom Italia annual shareholders’ meeting held on June 28, 1999. The new Telecom Italia Board of Directors appointed Roberto Colaninno, the Chief Executive Officer and a director of Olivetti, as Chairman and Chief Executive Officer of Telecom Italia.

The Pirelli-Olimpia Transaction

The following information on Olimpia is based on publicly available information.

Olimpia became the major shareholder of Olivetti in 2001.

On July 30, 2001, Pirelli and Edizione Holding S.p.A. (“Edizione”) signed an agreement with Bell S.A., a Luxembourg holding company (“Bell”) for the acquisition, through a company to be designated, of the stake in Olivetti owned by Bell. Such stake represented approximately 23.3% of Olivetti’s share capital. Edizione is the parent company of the Benetton group and is controlled by the Benetton family.

On August 3, 2001, Pirelli and Edizione Finance International S.A. (“Edizione Finance”), a wholly-owned subsidiary of Edizione), formed Olimpia, the company designated for the acquisition of Olivetti then controlled by Bell and other investors. Pirelli held 80% of Olimpia’s share capital and Edizione held 20%.

Between August 9, 2001 and November 23, 2001, in a series of transactions involving Pirelli, two of Pirelli’s subsidiaries, Edizione, Bell, Unicredito and Banca Intesa, and following the participation in the issuance of shares and convertible bonds to Olivetti, Olimpia acquired approximately 28.7% of Olivetti’s share capital, as well as Olivetti convertible bonds convertible into 504,825,562 Olivetti shares and entered into a forward purchase agreement for a further 263,500,000 Olivetti shares. Settlement can be made through the physical delivery of the shares against payment of the agreed price or payment of the differentials compared to the market price.

As of June 30, 2003, Olimpia held 2,525,094,364 Olivetti Ordinary Shares (equal to approximately 28.55% of the share capital of Olivetti) and 504,825,562 Olivetti 1.5% 2001-2010 convertible bonds with a premium at redemption.

As of the date of this Information Statement, the share capital of Olimpia is fully paid and is equal to €1,860,233,510 consisting of 1,860,233,510 shares with a par value per share of €1. This share capital is held by Pirelli (50.4%), Edizione Finance (16.8%), Hopa S.p.A. (“Hopa”) (16%), Banca Intesa (8.4%) and Unicredito (8.4%).

Through a series of shareholders’ agreements entered into in 2001-2003, Olimpia’s shareholders agreed, among other things, to various ownership limits and standstill arrangements with respect to Olivetti shares and certain other Olivetti securities and to rights to nominate or designate directors to the boards of directors of Olivetti, Telecom Italia, TIM and SEAT. For a description of the shareholders’ agreements, please see “Material Contracts” below.

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At the time Olimpia acquired Bell’s stake in Olivetti in July 2001, Roberto Colaninno resigned as Chairman and Chief Executive Officer of Telecom Italia and as Chief Executive Officer and a director of Olivetti. In September 2001, Marco Tronchetti Provera (Chairman and Chief Executive Officer of Pirelli) was elected Deputy Chairman of Olivetti and Chairman of Telecom Italia, Gilberto Benetton (Chairman of Edizione) was elected Deputy Chairman of both Olivetti and Telecom Italia and Carlo Buora (Managing Director of Pirelli) was elected Managing Director of Olivetti and member of the Telecom Italia Board. Marco Tronchetti Provera, Gilberto Benetton and Carlo Buora were also elected to the Boards of Olivetti and Telecom Italia. The shareholders’ meeting of Olivetti on October 13, 2001 and that of Telecom Italia on November 7, 2001 elected new Boards of Directors for the three-year period 2001-2003. For a description of the composition of the Boards of Directors of Olivetti and Telecom Italia and of the expected Board of Directors of New Telecom Italia, please see “Management Information Subsequent to the Merger” below.

The Development of the Plan of Merger

The Merger is part of the strategic plan pursued by the Olivetti-Telecom Italia Group with the aim of focusing on core businesses, improving the corporate structure and reducing debt. Since late in 2001 an important aspect of the strategic plan, intended to create value and protect the interests of all shareholders, has been the simplification of the Olivetti-Telecom Italia Group’s corporate structure.

On January 7, 2003, a feasibility study was begun with the objective of drawing up a plan for the combination of Olivetti and Telecom Italia. In connection therewith, Olivetti retained JPMorgan and Telecom Italia retained Lazard to act as financial advisors in connection with evaluating and drawing up plans for the combination and, if it was decided to go ahead with the project, in assessing the fairness from a financial point of view of the proposed Exchange Ratios for the eventual merger. Subsequently, Telecom Italia also retained Goldman Sachs to act as a financial advisor.

On February 21, 2003, members of the management of Olivetti and Telecom Italia and their respective financial and legal advisors began to discuss an operational plan for the combination, to be submitted to the Boards of Directors of Olivetti and Telecom Italia. Work on this plan and, in particular, on the relative valuations of Olivetti and Telecom Italia serving to determine the proposed Exchange Ratios continued intensively from the above-mentioned date to early March 2003. In the same period, in view of the financial resources that would be needed under the plan that was emerging in order to pay for withdrawals by Olivetti shareholders and to finance a possible tender offer for Telecom Italia Ordinary and Telecom Italia Savings Shares, Olivetti began to negotiate a contract for a loan facility of €9,000,000,000, which was signed on April 24, 2003.

The final proposal regarding the structure of the Merger and the Exchange Ratios for the Merger, as developed by the management of Olivetti and Telecom Italia and their respective advisors, was submitted on March 11, 2003 to the Boards of Directors of Olivetti and Telecom Italia. In their meetings the Boards of Directors of Olivetti and Telecom Italia: (i) agreed that the conditions had been created for the shortening of the control chain (i.e. a stable ratio between the Olivetti and Telecom Italia Share prices and the achievement of certain targets announced in the 2002-2004 Business Plan); (ii) examined and approved the broad outline of the Merger; (iii) approved the proposed Exchange Ratios for the Merger; and (iv) resolved to set in motion the activities necessary for the finalization of the plan to be submitted to their respective shareholders’ meetings. They also agreed to wait for one month before approving the plan of merger, to give holders of Olivetti convertible bonds the possibility to exercise their conversion rights, as provided for in Article 2503-bis of the Civil Code.

In reaching its decisions on March 11, 2003, the Telecom Italia Board examined the financial analyses and the valuations prepared by Goldman Sachs and Lazard for the purposes of the Merger and the fairness opinions submitted by each advisor regarding the proposed Exchange Ratios. On the same date, the Olivetti Board examined the financial analyses and the valuations prepared by JPMorgan for the purposes of the Merger and the fairness opinion submitted by that advisor regarding the proposed Exchange Ratios. The Olivetti Board also took note of the preliminary report issued by Professor Angelo Provasoli, who had been retained by Olivetti for this purpose, on his verification of the consistency and appropriateness for the purposes of the Merger of the valuation methods used by JPMorgan to analyze the proposed Exchange Ratios for the Merger. The report put forward by Professor Provasoli on March 11, 2003 was basically the same as the final report he submitted to Olivetti on April 14, 2003.

On April 15, 2003, the Boards of Directors of Olivetti and Telecom Italia approved the plan for the Merger.

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The resolutions voted by the Telecom Italia Board on March 11, 2003 and April 15, 2003 were adopted unanimously except for the abstention of Professor Francesco Denozza, who did not contest the Merger in itself, but stressed the existence of a degree of uncertainty regarding the advantages for Telecom Italia shareholders, some difficulties in determining the Exchange Ratios and the asymmetry of information due to the fact that the shareholders called to make the final decision on the merits of the Merger would not receive an evaluation by an independent expert of the views put forward in this respect by some minority shareholders, in contrast with the procedure followed for the directors’ conclusions.

The reports drawn up by the Boards of Directors of Olivetti and Telecom Italia pursuant to Article 2501- quater of the Civil Code are attached to this Information Statement (Annexes I and J). For the purposes of the Merger the Boards referred, pursuant to Article 2501-ter of the Civil Code, to the balance sheets contained in the draft financial statements of Olivetti and Telecom Italia for the year ended 31 December 2002 (Annexes I and J).

Specifically, the Boards of Directors of Olivetti and Telecom Italia, in view of the outcome of the discussions concerning the determination of the Exchange Ratios and with account also taken of the analyses of their respective financial advisors (JPMorgan for Olivetti, Lazard and Goldman Sachs for Telecom Italia), established that the “natural” Exchange Ratios for the assignment of the shares of New Telecom Italia were equal to 7 Olivetti Savings Shares (with a par value of €1 each) for each Telecom Italia Savings Share (with a par value of €0.55 each) and 7 Olivetti Ordinary Shares (with a par value of €1 each) for each Telecom Italia Ordinary Share (with a par value of €0.55 each). In reaching its decisions in the meeting held on April 15, 2003, Olivetti’s Board of Directors took note that JPMorgan had written a letter confirming the conclusions it had submitted on March 11, 2003 regarding the fairness of the Exchange Ratios. In reaching its decisions in the meeting held on the same date, the Telecom Italia Board examined the letter from Lazard confirming the conclusions of the fairness opinion it had submitted on March 11, 2003 and the fairness opinion submitted by Goldman Sachs on April 15, 2003. For more details on the establishment of the Exchange Ratios and the fairness opinions and confirmation letters sent to the Boards of Directors of Olivetti and Telecom Italia, see “—Valuations Attributed to Olivetti and Telecom Italia by the Olivetti and Telecom Italia Boards” and “—Other Factors Considered by the Boards of Directors.”

On April 15, 2003, the Boards of Directors of Olivetti and Telecom Italia also convened the extraordinary meetings of their respective shareholders: that of Olivetti on May 24, 25 and 26, 2003 on the first, second and third call, and that of Telecom Italia on May 24 and 25, 2003 on the first and second call. In order to obtain a report on the Exchange Ratios to Olivetti shareholders as required by Italian law, Olivetti applied for the appointment of an expert pursuant to Article 2501-quinquies of the Civil Code and Article 158 of the Consolidated Law to the President of the Ivrea Tribunal, who appointed the auditing firm Deloitte & Touche. For Telecom Italia, the report on the Exchange Ratios to Telecom Italia shareholders as required by Italian law was issued by the auditing firm Ernst & Young, its external auditors. The experts issued their respective reports on April 22, 2003. On April 24, 2003, in order to pay for withdrawals, and with the amount remaining, the Tender Offers, Olivetti entered into a contract, governed by English law, with a group of Italian and foreign banks, pursuant to which Olivetti may borrow €9 billion to finance the withdrawal rights of Olivetti shareholders and the Tender Offers to Telecom Italia shareholders. J.P. Morgan plc, a company indirectly controlled by JPMorgan Chase Bank (Olivetti’s financial advisor for the Merger), acted as Global Coordinator. The €9 billion loan will be disbursed in three tranches with maturities of, respectively, 12, 18 and 24 months (the maturities of the first two tranches can be extended by 6 months and that of the third tranche by 12 months). For a more detailed description of this loan facility see “Pro Forma Liquidity and Capital Resources.”

Reasons for the Merger

Principal Business Rationales

The Merger is part of the reorganization aimed at creating value for Telecom Italia shareholders, launched in July 2001 and carried out through an industrial and financial restructuring. The strategic objective of creating value for Telecom Italia shareholders involved the identification of a series of actions and initiatives. In particular, industrial restructuring and refocusing on the core business — completed earlier than had been announced to the financial community, in September 2001, and in line with Telecom Italia’s Business Plan for the years 2002-2004. These initiatives also involved the disposal of a number of non-strategic assets (such as the equity interests in Auna, Telemaco Immobiliare, Bouygues Decaux Telecom, Mobilkom Austria, Telekom Austria, Telespazio, Sogei and Lottomatica) and enabled the Telecom Italia Group to:

•	improve its operating result, which rose on a consolidated basis by 10.6% to €7.4 billion in 2002; and

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•	reduce total consolidated net debt from €21.9 billion at December 31, 2001 to €18.1 billion at December 31, 2002. In addition, Olivetti refinanced some of its borrowings in order to improve the maturity profile of its debt.

The Olivetti Board and Telecom Italia Board believe that the Merger will produce a simplified, more transparent corporate, capital and financial and ownership structure, which will benefit the shareholders of both Telecom Italia and Olivetti and allow them to benefit from the increase in value deriving from the implementation of the Business Plan for the years 2002-2004. The principal benefits include:

Improved ownership structure: Majority ownership by shareholders unaffiliated with Pirelli or Olimpia

As a result of and immediately after the Merger, shareholders unaffiliated with Olivetti, Pirelli or Olimpia will see their proportionate ownership of New Telecom Italia’s share capital increase substantially. Currently, Olivetti owns approximately 54.94% of the Telecom Italia Ordinary Shares. The exact percentage of New Telecom Italia’s share capital that shareholders unaffiliated with Pirelli or Olimpia will hold immediately after the Merger depends on a number of factors, such as:

•	the number of Olivetti shares which may be issued upon conversion of Olivetti’s outstanding convertible bonds (a portion of which are held by Olimpia and its affiliated entities) or exercise of Olivetti’s outstanding warrants;

•	the number of Olivetti shares issued pursuant to the exercise of outstanding stock options held by officers of Olivetti (Telecom Italia has suspended the exercise of outstanding stock options until after the Merger becomes effective); and

•	the number of Telecom Italia Shares and Savings Shares tendered in response to Olivetti’s Tender Offers.

As a result of the Merger it is expected that Olimpia will be the largest shareholder in New Telecom Italia. The exact percentage of Olimpia’s interest in New Telecom Italia’s share capital immediately after the Merger cannot currently be determined and depends on the factors discussed above but is expected to be in a range of 9.94% to 13.27% assuming no Conversions (as defined below), except for Conversions already requested through June 24, 2003, and no exercise of stock options. Solely for illustrative purposes, given that the actual withdrawal rights exercised by Olivetti Ordinary Shareholders represent 0.12% of Olivetti’s share capital; and assuming that:

•	there are no conversions of the “Olivetti 1.5% 2001-2004 convertible bonds with repayment premium” or the “Olivetti 1.5% 2001-2010 convertible bonds with repayment premium”, no exercise of the “Warrants for Olivetti ex Tecnost ordinary shares 1999-2004” and no exercise of outstanding Olivetti stock options (collectively, “Conversions”), except for Conversions already requested through June 24, 2003;

•	no outstanding Telecom Italia stock options are exercised until after the effective date of the Merger; and

•	the Tender Offers, made at a price €8.010 per Telecom Italia Ordinary Share and €4.820 per Telecom Italia Savings Share for, respectively 17.3% or 17.3% of the Telecom Italia Ordinary Shares and Savings Shares, are fully subscribed;

the percentage of New Telecom Italia’s ordinary share capital that would be owned by Olimpia immediately after the Merger is approximately 13.27%.

Conversely, assuming that:

•	all Conversions are exercised;

•	all outstanding Telecom Italia stock options are exercised immediately after the effective date of the Merger; and

•	no one subscribes to the Tender Offers;

the percentage of New Telecom Italia’s ordinary share capital that would be owned by Olimpia immediately after the Merger is approximately 10.29%.

The Olivetti and Telecom Italia Boards of Directors believe that the expected new ownership structure will facilitate the markets’ valuation of New Telecom Italia based on New Telecom Italia’s business, financial condition and prospects and eliminates any negative effect that Telecom Italia’s current ownership structure may have on valuation. The Olivetti and Telecom Italia Boards of Directors believe that the absence of a controlling

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shareholder will produce a corresponding increase in the liquidity of the New Telecom Italia Shares compared to the current liquidity of Telecom Italia Shares and Olivetti shares, and that this has the potential to enhance market valuations of New Telecom Italia Shares.

Improved corporate structure

The Merger will simplify and make more transparent the Olivetti Group’s corporate structure. Instead of having Olivetti, an intermediate holding company with few operations of its own, between Olimpia and Olivetti’s other shareholders on the one hand and Telecom Italia on the other, all of Olivetti’s and Telecom Italia’s respective operations will be combined in a single entity with a single Board of Directors and a single Board of Statutory Auditors. In New Telecom Italia, Olimpia, Olivetti’s other shareholders and Telecom Italia’s minority shareholders will have direct ownership interests. This, and the integration of Olivetti’s and Telecom Italia’s respective corporate support functions, is expected to simplify and improve the corporate governance, management and decision-making process of New Telecom Italia compared to the current situation.

Rationalized capital and financial structure

The Merger is intended to optimize financial and income flows within the Olivetti Group through a more efficient management of the Olivetti Group debt and more effective use of financial leverage. The Merger as a whole will also make it possible to attain a more efficient financial structure, with an increase in debt capital, which currently has a lower net cost than equity capital. It is also likely that these effects will lead to an improvement in the creditworthiness of New Telecom Italia, which, in turn, could lead to a more favorable rating and a reduction in the cost of future debt.

The Olivetti and Telecom Italia Boards of Directors also believe that the Merger will produce a more unified approach to debt management (for example, with respect to extending maturities and coordinating with the needs of the businesses) than is currently the case for Olivetti and Telecom Italia on a stand-alone basis.

Increased tax efficiency

As a result of Olivetti’s write-down of its equity interest in Telecom Italia in connection with the preparation of its financial statements for the year ended December 31, 2002, Olivetti generated a tax loss that can be offset against its future earnings on a stand-alone basis. As a result of the Merger, the value of this tax loss to New Telecom Italia should be greater than its value to Olivetti on a stand-alone basis because New Telecom Italia’s higher earnings potential should allow the tax loss to reduce taxable income to a greater extent and over a shorter period of time than would be the case for Olivetti.

Valuations Attributed to Olivetti and Telecom Italia by the Olivetti and Telecom Italia Boards

In view of the outcome of the discussions concerning the determination of the Exchange Ratios and with account also taken of the analyses of their respective financial advisors, the Boards of Directors of Olivetti and Telecom Italia determined and agreed the values of Olivetti and Telecom Italia for the purpose of fixing the Exchange Ratios and established that the “natural” Exchange Ratios on the basis of which the shares of New Telecom Italia will be assigned are equal to 7 Olivetti Savings Shares (with a par value of €1 each) for each Telecom Italia Savings Share (with a par value of €0.55 each) and 7 Olivetti Ordinary Shares (with a par value of €1 each) for each Telecom Italia Ordinary Share (with a par value of €0.55 each).

On April 22, 2003, the auditing firms appointed as experts to report on the Exchange Ratios in accordance with Article 2501-quinquies of the Civil Code, Deloitte & Touche, for Olivetti, and Ernst & Young, for Telecom Italia, issued their reports (Annexes F and G).

In order to determine the Exchange Ratios, the Boards of Directors of Olivetti and Telecom Italia proceeded in accordance with the best valuation methodologies and practices, taking account of the nature of Olivetti and Telecom Italia, and the sector to which most of their activities refer.

Since the sole purpose of the valuations procedure is to determine values that permit significant comparison, the methods used in the context of such valuations and the results obtained may differ from those of valuation procedures having a different purpose.

With respect to the valuation procedure, Olivetti’s Board of Directors was in agreement with both the methodologies adopted and the conclusions reached by its financial advisor, JPMorgan. Similarly, Telecom Italia’s Board of Directors was in agreement with both the methods adopted and the conclusions reached by its financial advisors, Lazard and Goldman Sachs.

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More specifically, the Olivetti Board chose the sum of the parts methodology as the fundamental methodology for valuing Telecom Italia and the net asset value methodology (broadly equivalent to the sum of the parts methodology) as the fundamental methodology for valuing Olivetti.

With respect to Telecom Italia’s individual activities, in view of the complexity and extensiveness of the structure of the Telecom Italia Group and the many areas in which it operates, the Olivetti Board considered it advisable to value the main businesses using principally the discounted cash flow method, while the remaining assets, which were of limited importance for the overall valuation, were valued on the basis of stock market prices, for companies listed on regulated markets, and/or market multiples, with reference made for testing and control purposes to balance sheet values and the values published in analysts’ research reports on such businesses, where available.

The table below summarizes the range of the estimated values of the Olivetti and Telecom Italia Shares identified by the Olivetti Board for the purpose of determining the Exchange Ratios.

	Minimum	Mean	Maximum
Telecom Italia Ordinary Share (€)	8.1	8.6	9.1
Telecom Italia Savings Share (€)	5.4	5.8	6.1
Olivetti Ordinary Share (€)	1.13	1.26	1.39
Olivetti Savings Share (€)	0.76	0.84	0.93

The table below summarizes the range of the estimates of the Exchange Ratios calculated using the valuation methodologies and criteria described, as the ratio of the estimated value of the Telecom Italia Ordinary Share to the estimated value of the Olivetti share.

	Minimum	Mean	Maximum
Olivetti Ordinary Shares per Telecom Italia Ordinary Share	6.6	6.9	7.2
Olivetti Savings Shares per Telecom Italia Savings Share	6.6	6.9	7.2

In order to verify the accuracy of the Exchange Ratios obtained in the manner described above, the Olivetti Board also considered the values calculated using the stock market prices method. The following table shows the minimum, mean and maximum values of the average exchange ratio (number of Olivetti Ordinary Shares per Telecom Italia Ordinary Share) expressed by the stock market for the different periods analyzed preceding March 7, 2003 (inclusive).

	Minimum	Mean	Maximum
Olivetti Ordinary Shares per Telecom Italia Ordinary Share	6.7	6.9	7.1

To value Olivetti and Telecom Italia, the Telecom Italia Board chose, with an equal level of significance for the purposes of the valuation procedure, to use relative stock market prices as its principal methodology and the sum of the parts methodology for control purposes.

In applying the sum of the parts methodology, in view of the complexity of the corporate structure of the Telecom Italia Group and the many areas in which it operates, the principal businesses were valued on the basis of a discounted cash flow methodology. The remaining assets and liabilities were valued on a case-by-case basis mainly with reference to their book or market value, in view of their limited importance in the overall valuation of Telecom Italia.

The table below shows the values per Telecom Italia and Olivetti Ordinary Share obtained by the Telecom Italia Board using the sum of the parts method.

Value
Telecom Italia Ordinary Share (€)	8.8
Olivetti Ordinary Share (€)	1.27

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The table below shows the exchange ratios derived from the application of the valuation methodologies used by the Telecom Italia Board.

Method	Exchange Ratio
Stock market prices
March 7, 2003	6.7

Weighted averages:
1 month	7.0
3 months	6.9
6 months	7.1
12 months	6.9

Sum of the parts (average value)	6.9

For further details regarding the valuation criteria and methodologies used by the Boards of Directors of Olivetti and Telecom Italia in determining the Exchange Ratios, you should review the reports of their respective Boards of Directors (Annexes I and J). You are encouraged to review the reports in their entirety.

For a summary description of the analyses prepared and carried out by the financial advisors (JPMorgan for Olivetti and Lazard and Goldman Sachs for Telecom Italia) see “—Opinions of Financial Advisors” below. The respective fairness opinions and confirmation letters of the financial advisors are attached to this Information Statement (Annexes C-E).

The conclusions reached by Professor Angelo Provasoli, advisor to Olivetti, with regard to the valuation methodologies applied by JPMorgan in connection with its fairness opinion on the Exchange Ratios is also attached to this Information Statement (Annex H).

For a more detailed discussion of the Olivetti Board’s determination of the appropriate valuation methods, see “The Exchange Ratio Established and the Methods Used In Determining It” included in Annex I (“English Translation of Report of the Olivetti Board to the Shareholders dated April 15, 2003”) attached to this Information Statement.

Valuations Assigned to Telecom Italia Shares Pursuant to Sales and Purchases in the Last Two Years

Under the plan to buy back the Telecom Italia Shares approved by Telecom Italia’s ordinary shareholders’ meeting on November 7, 2001, by May 7, 2003, the expiration date of the authorization, Telecom Italia had purchased 54,309,500 Telecom Italia Savings Shares at an average price of €5.24 per share (for a total consideration of approximately €285 million) and 6,195,500 Telecom Italia Ordinary Shares at an average price of €8.00 per share (for a total consideration of about €50 million).

Based on publicly available information shows that on December 9, 2002, the Italian Ministry for the Economy and Finance sold 182,085,456 Telecom Italia Ordinary Shares (corresponding to approximately 3.5% of the ordinary share capital) at a price of €7.50 per share and 13,477,353 Telecom Italia Savings Shares (corresponding to approximately 0.7% of the savings share capital) at a price of €5.08 per share.The transaction settled on December 12, 2002.

In 2002 and 2003 Olivetti did not buy or sell any Telecom Italia Ordinary Shares or Telecom Italia Savings Shares, other than pursuant to a block trade on May 16, 2002 in which Olivetti Finance NV, a wholly-owned subsidiary of Olivetti, sold 41,401,250 Telecom Italia Ordinary Shares to its parent company, Olivetti, at a price per share of €8.904 for a total consideration of €368,636,730.

In 2002 Olivetti, through its subsidiaries Olivetti International SA and Olivetti Finance NV, concluded put and call options on Telecom Italia Ordinary Shares on the OTC market involving a total of approximately 60 million Telecom Italia Ordinary Shares. With the exception of a call-and-spread option with strike prices of €9.20-10.20 serving to hedge the bond issue described below, the average maturity of the options was less than one month.

On July 29, 2002 Olivetti Finance NV issued bonds guaranteed by Olivetti. The bonds mature on March 19, 2004 and are convertible into Telecom Italia Ordinary Shares at a price of €9.30 per share, with a conversion premium of approximately 17% with respect to the market value of Telecom Italia Ordinary Shares on the day

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the issue was made. The issue closed with a total value of approximately €350 million, but Olivetti subsequently exercised its right to re-open it, taking the total amount to approximately €385 million and the number of conversion shares to 41,400,000.

Other Factors Considered by the Boards of Directors

Olivetti

In reaching its decision to approve the Plan of Merger and its determination concerning the fairness of the Exchange Ratios, the Olivetti Board considered a number of material factors, including, without limitation, those described below:

•	the benefits to Olivetti and its shareholders of simplifying the corporate, capital and financial structure of Olivetti and Telecom Italia, all as described above under “Principal Business Rationales”;

•	the financial condition, business and operations of Telecom Italia and Olivetti, including the Olivetti financial projections for the years 2003-2005 and the Telecom Italia Business Plan for the years 2002-2004;

•	the analysis and presentation of JPMorgan as to the financial aspects of the Merger and the opinion of JPMorgan that the Exchange Ratios were fair, from a financial point of view, to Olivetti, as well as the reports of Professor Angelo Provasoli confirming, subject to certain issues that were raised with JPMorgan and addressed by JPMorgan in its fairness opinions, that the valuation and methodologies used by JPMorgan were appropriate;

•	the Olivetti Board’s view as to the most appropriate valuation methods for determining the relative value of Telecom Italia and Olivetti shares for the purpose of determining the Exchange Ratios;

•	the Olivetti Board’s view that the absence of a majority shareholder of New Telecom Italia will enhance the liquidity of the New Telecom Italia Shares compared to the current liquidity of Olivetti and Telecom Italia Shares to the benefit of all shareholders of New Telecom Italia;

•	the right under Italian law of any Olivetti shareholders who vote against the merger or who do not participate in the extraordinary general meeting to exercise withdrawal rights for a period and at a cash price prescribed by Italian law and the Olivetti Board’s view that it would be advisable to give Telecom Italia shareholders a partial “cash-out” option analogous to Olivetti shareholders’ withdrawal rights by proposing to make the Tender Offers (and that such Tender Offers would be available to U.S. holders of Telecom Italia Ordinary Shares but not to U.S. holders of Telecom Italia Savings Shares);

•	the (i) projected increase in net debt of New Telecom Italia compared to the consolidated net debt of Olivetti resulting from the financing of the amounts payable to Olivetti shareholders who exercise their withdrawal rights and to Telecom Italia shareholders pursuant to the Tender Offers, and the Olivetti Board’s view that (A) the expected level of net debt of New Telecom Italia is consistent and compatible with the cash from operating activities and disposals anticipated by the Olivetti financial projections for the years 2003-2005, (B) the debt leverage and interest coverage ratios will broadly be consistent with the debt leverage and interest coverage ratios of other comparable major European telecommunications companies and (ii) the impact of the Merger on New Telecom Italia’s future cost of borrowing, in light of a preliminary assessment from Standard & Poor’s that New Telecom Italia’s aggregate long-term debt rating will be BBB+ with stable outlook, compared to Standard & Poor’s current rating of Telecom Italia of BBB+ with positive outlook;

•	that New Telecom Italia expects to maintain a policy whereby holders of Telecom Italia Savings Shares and Telecom Italia Ordinary Shares will receive, after the Merger, dividends on New Telecom Italia Savings Shares or New Telecom Italia Ordinary Shares, as applicable, which, in the aggregate, correspond, at a minimum to the dividends such holder previously received as a holder of Telecom Italia Shares;

•	that, except for receiving a higher number of shares with the same nominal value and the same dividend privileges per share, the rights of New Telecom Italia Savings Shareholders will not change compared to their rights as Telecom Italia Savings Shareholders, either in absolute terms or relative to the rights of New Telecom Italia Ordinary Shareholders; and

•	the procedure for exchanging Telecom Italia Shares for New Telecom Italia Shares through a redistribution of Olivetti’s share capital.

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The foregoing discussion addresses the material information and factors considered by the Olivetti Board in its evaluation of the Plan of Merger and the Exchange Ratios, including factors that support the Merger as well as those that may weigh against it. In view of the variety of factors and the amount of information considered, the Olivetti Board did not find it practicable to quantify or otherwise assign relative weights to, and did not specifically make assessments of, the various factors and analysis considered in reaching its determination. Individual directors may have given different weights to different factors. The determination to approve the Plan of Merger and the Exchange Ratios was made after consideration of all the factors as a whole.

Telecom Italia

In reaching its decision to approve the Plan of Merger and its determination concerning the fairness of the Exchange Ratios, the Telecom Italia Board considered a number of material factors, including, without limitation, those described below:

•	the benefits to Telecom Italia and its shareholders of simplifying and rationalizing the corporate capital and financial structure of Olivetti and Telecom Italia, all as described above under “—Principal Business Rationales”;

•	the financial condition, business and operations of Telecom Italia and Olivetti, including the Olivetti financial projections for the years 2003-2005, the Telecom Italia financial projections for the years 2003-2005 and the Telecom Italia Business Plan for the years 2002-2004;

•	the analysis and presentations of Lazard and Goldman Sachs as to the financial aspects of the Merger and the opinions of these two financial advisors that the Exchange Ratios were fair, from a financial point of view to the holders (other than Olivetti) of Telecom Italia Ordinary Shares and Savings Shares;

•	the Telecom Italia Board’s view as to the most appropriate valuation methods for determining the relative value of Telecom Italia and Olivetti shares for the purpose of determining the Exchange Ratios. See Annex J hereto;

•	the Telecom Italia Board’s view that the material reduction in the ownership stake of the largest shareholder of Telecom Italia, including the fact that immediately after the Merger it is not expected that there will be a majority shareholder of New Telecom Italia, will benefit New Telecom Italia and its shareholders;

•	the right under Italian law of any Olivetti shareholders who vote against the Merger or who do not participate in the extraordinary general meeting to exercise withdrawal rights for a period and at a cash price prescribed by Italian law, and that while Telecom Italia shareholders will have no similar statutory rights to opt to cash out of the company, Telecom Italia shareholders will be offered, for a portion of their shares, a “cash-out” option analogous to Olivetti shareholders’ withdrawal rights pursuant to the Tender Offers (and that such Tender Offers will be available to U.S. holders of Telecom Italia Ordinary Shares but not to U.S. holders of Telecom Italia Savings Shares);

•	the projected increase in net debt of New Telecom Italia compared to the unconsolidated net debt of Olivetti and the consolidated net debt of Telecom Italia resulting from the financing of the amounts payable to Olivetti shareholders who exercise their withdrawal rights and to Telecom Italia shareholders pursuant to the Tender Offers, and the Telecom Italia Board’s view that (i) the expected level of net debt of New Telecom Italia is consistent and compatible with the cash from operating activities and disposals anticipated by the Olivetti financial projections for the years 2003-2005, (ii) the debt leverage and interest coverage ratios will broadly be consistent with the debt leverage and interest coverage ratios of other comparable major European telecommunications companies, and (iii) the impact of the Merger on New Telecom Italia’s future cost of borrowing, in light of a preliminary assessment from Standard & Poor’s that New Telecom Italia’s aggregate long-term debt rating will be BBB+ with stable outlook, compared to Standard & Poor’s current rating of Telecom Italia of BBB+ with positive outlook;

•	that New Telecom Italia expects to maintain a policy whereby holders of Telecom Italia Savings Shares and Telecom Italia Ordinary Shares will receive, after the Merger, dividends on New Telecom Italia Savings Shares or New Telecom Italia Ordinary Shares, as applicable, which, in the aggregate, correspond, at a minimum to the dividends such holder previously received as a holder of Telecom Italia Shares and that such policy is consistent with the Telecom Italia financial projections for the years 2003-2005;

•	that, except for receiving a higher number of shares with the same nominal value and the same dividend privileges per share, the rights of New Telecom Italia Savings Shareholders will not change

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compared to their rights as Telecom Italia Savings Shareholders, either in absolute terms or relative to the rights of New Telecom Italia Ordinary Shareholders; and

•	the procedure for exchanging Telecom Italia Shares for New Telecom Italia Shares through a redistribution of Olivetti’s share capital.

The foregoing discussion addresses the material information and factors considered by the Telecom Italia Board in its evaluation of the Plan of Merger and the Exchange Ratios, including factors that support the Merger as well as those that may weigh against it. In view of the variety of factors and the amount of information considered, the Telecom Italia Board did not find it practicable to quantify or otherwise assign relative weights to, and did not specifically make assessments of, the various factors and analysis considered in reaching its determination. Individual directors may have given different weights to different factors. The determination to approve the Plan of Merger and the Exchange Ratios was made after consideration of all the factors as a whole.

Assignment of New Telecom Italia Shares and Start of Dividend Entitlement

In view of the interest in maintaining a flexible capital structure of a size suitable for corporate activities and with a view to limiting the effects of the Merger on the future remuneration of the New Telecom Italia Shares, it was considered advisable to leave the nominal capital of Olivetti basically unchanged at the conclusion of the Merger, inasmuch as the absolute increase in the nominal capital by issuing as many new shares as would be necessary to satisfy the Exchange Ratios of all the Telecom Italia Shares to be exchanged would lead, under current accounting rules, (i) to an increase in the shareholders’ equity consisting of capital, with a consequent significant (exchange) merger deficit subject to amortization, which would adversely impact the net income per share in future years, and (ii) to a capital structure consisting almost entirely of items not available for distribution.

It was therefore decided to carry out the share exchange primarily by redistributing Olivetti’s capital and to have recourse to the issue of additional shares only insofar as this proved necessary to maintain the share capital at the level attested at the time the Plan of Merger was approved on April 15, 2003.

The redistribution technique consists of dividing the share capital of the absorbing company and hence the shares composing it (in an equal, larger or smaller number than that existing, depending on whether the intention is to hold the par value of each share unchanged, decrease it or increase it) among the shareholders of the absorbing company and those of the absorbed company, according to what was referred to above as the “natural” Exchange Ratio between the Olivetti shares and the Telecom Italia Shares.

The redistribution naturally takes the share capital of the absorbing company at the time the Merger is implemented as the baseline.

The share capital of Olivetti at the time the Merger is implemented may vary from that attested on April 15, 2003 of €8,845,537,520: (i) increasing as a consequence of the Conversions (as defined on page 36 above) and (ii) decreasing by the 10,958,057 shares in respect of which withdrawal rights were exercised. Olivetti’s capital to be “redistributed” will therefore be the algebraic sum of the subscribed capital at the time the Plan of Merger was approved and the subsequent variations up to the implementation of the Merger.

Based on the number of shares in respect of which withdrawal rights were exercised, and assuming the extreme cases of (i) the total exercise of Conversions and (ii) no Conversions (except for Conversions already requested through June 24, 2003), Olivetti’s share capital at the time the Merger is completed can vary between a maximum of €11,915,739,221 and a minimum of €8,840,356,223.

Since it is assumed that the share capital of New Telecom Italia must not be less than €8,845,537,520 (the amount of Olivetti’s share capital as attested on April 15, 2003, the date the Plan of Merger was approved by the Board of Directors), in the event that the number of shares in respect of which withdrawal rights were exercised exceeds the number of shares issued as a result of Conversions (as was the case as of June 24, 2003) so that the share capital at the time the Merger is implemented is less than €8,845,537,520, the redistribution of the share capital will be accompanied by a simultaneous capital increase for the purpose of the Merger to bring the share capital up to the above-mentioned minimum figure, apart from roundings serving to eliminate any resulting fractions of shares. In connection with this possibility, Olivetti International S.A. has announced that it stands ready to renounce such number of shares or fractions of shares as will be necessary to complete the Merger.

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In the light of the methods and principles described above, the share capital will be established and the share exchange will be carried out according to the following rules:

(a)    Olivetti will fix the par value of its shares—in the amount resulting after Conversions and withdrawals—at €0.55 (equal to the par value of Telecom Italia Shares), in place of the current par value of €1. Consequently, Olivetti’s share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares.

(b)    The new ordinary and savings shares with a par value of €0.55 each making up the share capital at the time of the Merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia Ordinary Shares and the Telecom Italia Savings Shareholders according to the applicable Assignment Ratio reflecting, with reference to the actual number of shares to be redistributed, the “natural” Exchange Ratios specified above of 7 Olivetti Savings Shares (with a par value of €1 each) for each Telecom Italia Savings Share (with a par value of €0.55 each) and 7 Olivetti Ordinary Shares (with a par value of €1 each) for each Telecom Italia Ordinary Share (with a par value of €0.55 each). In the redistribution only the Telecom Italia Shares held by persons other than Olivetti and Telecom Italia itself will be exchanged with shares of New Telecom Italia. The number of shares of Telecom Italia held by minority shareholders and actually to be exchanged will therefore vary, depending on the outcome of the Tender Offers.

More precisely, where:

•	No. OLI €1 shares denotes the number of Olivetti shares, with a par value of €1 each, resulting after Conversions and withdrawals;

•	No. OLI €0.55 shares denotes the number of shares of New Telecom Italia with a par value of €0.55 each actually to be redistributed following the operation referred to under clause (a) above;

•	No. T.I. shares denotes the number of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares held by minority shareholders that must be exchanged;

(1)    the holders of Olivetti Ordinary Shares will be assigned, for every share held, a number of New Telecom Italia Ordinary Shares equal to:

No. OLI €0.55 shares
No. OLI €1 shares + (No. T.I. shares x 7)

(2)    the holders of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares will respectively be assigned, for every such share held, a number of New Telecom Italia Ordinary Shares or New Telecom Italia Savings Shares equal to:

seven times the number of New Telecom Italia Ordinary Shares assigned to Olivetti shareholders for every Olivetti Ordinary Share held by the latter

Based on the 10,958,057 shares in respect of which withdrawal rights were exercised and assuming the extreme case in which all Conversions are exercised and no one accepts the Tender Offers, the redistribution would involve 21,664,976,686 shares of New Telecom Italia with a par value of €0.55 each and the Telecom Italia Shares to be exchanged would total (taking into account Olivetti’s holding in the capital of Telecom Italia and the latter’s holding of treasury stock) 4,363,898,424. In such a case, applying the formula above would give the following assignment ratios:

(i)    0.510208 New Telecom Italia Ordinary Shares with a par value of €0.55 each for every Olivetti Ordinary Share with a par value of €1 held at the date at which the Merger becomes effective and for which the right of withdrawal has not been exercised;

(ii)    3.571456 New Telecom Italia Ordinary Shares or New Telecom Italia Savings Shares for every Telecom Italia Ordinary Share or Telecom Italia Savings Share, respectively, held at the date at which the Merger becomes effective by minority shareholders other than Olivetti and Telecom Italia itself.

In light of the above, since the variables represented by Conversions and acceptances of the Tender Offer can only be officially determined at the time of the signing of the Deed of Merger, the Assignment Ratio for the purposes of redistribution can be officially determined only at the time of the signing of the Deed of Merger.

In any event, upon completion of the Merger the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will be exactly the same as the “natural” Exchange Ratios of 1 to 7, as calculated above.

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(c)    As already indicated, if at the time the Merger is implemented Olivetti’s share capital is less than the attested figure on April 15, 2003 of €8,845,537,520 because the number of shares in respect of which withdrawal rights were exercised exceeds the Conversions (as was the case as of June 24, 2003), the redistribution of the share capital just described will be accompanied by the simultaneous issue of up to a maximum of 9,420,540 New Telecom Italia Shares with a par value of €0.55 each for the purpose of the share exchange, against the transfer to capital of the portion of Telecom Italia’s shareholders’ equity belonging to minority interests. These additional shares will be assigned to all the shareholders of both Olivetti and Telecom Italia in proportion to their respective shareholdings obtained by applying Assignment Ratios as calculated and described under clause (b) above.

Thus, even if such an event occurs, upon completion of the Merger the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will be exactly the same as the “natural” Exchange Ratios of 1 to 7, as calculated above.

(d)    As part of the procedure for assigning the shares of New Telecom Italia, a service will be provided to the minority shareholders of both Olivetti and Telecom Italia, through authorized intermediaries, to permit the rounding of the number of newly-issued New Telecom Italia Shares owned down or up to the nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions. For a discussion of the arrangements for Telecom Italia Savings Share ADR holders, see “Terms of the Transaction––Plan of Merger––Exchange of Telecom Italia Savings Share ADRs for New Telecom Italia Savings Share ADRs.”

(e)    The newly-issued New Telecom Italia Shares to be utilized for the share exchange will be assigned to the persons having entitlement through the respective authorized intermediaries participating in Monte Titoli S.p.A., the Italia centralized securities depository (“Monte Titoli”), at the date the Merger becomes effective. It will be possible to exchange Olivetti and Telecom Italia Shares which have not been dematerialized only by delivering them to an authorized intermediary for dematerialized book-entry Monte Titoli.

Once the Deed of Merger has been executed and filed, Olivetti will promptly publish a notice in Italian newspapers as well as other major financial journals including the international and U.S. editions of the Financial Times, announcing the amount of the capital of New Telecom Italia as a result of the quantification of the variables involved in the Merger (Conversions, withdrawals from Olivetti, acceptances of the Tender Offer), the exact Assignment Ratio in the overall and final measure resulting from the outcome of the supplementary assignment described at clause (c) above, if any, and the detailed instructions on how to carry out the share exchange, trade and obtain fractional rights as provided for at clause (d) above.

Opinions of Financial Advisors

In deciding to adopt the Plan of Merger, the Olivetti Board and the Telecom Italia Board considered the opinions received from their financial advisors as to the fairness of the Exchange Ratios from a financial point of view. These opinions were provided to the Olivetti Board by JPMorgan and to the Telecom Italia Board by Lazard and Goldman Sachs at the respective Board of Directors meetings held on March 11, 2003. At the respective Board of Directors meetings held April 15, 2003, Goldman Sachs provided an opinion and JPMorgan and Lazard provided confirmation letters relating to their respective March 11, 2003 opinions. On April 15, 2003 the respective Board of Directors adopted the Exchange Ratios. The Goldman Sachs opinion, an English translation of the Lazard opinion and confirmation letter and an English translation of the JPMorgan opinion and confirmation letter, provided in connection with the April 15, 2003 Board of Directors meetings, are attached, respectively, as Annexes C, D and E to this Information Statement. We encourage you to read these opinions in their entirety.

Opinion of Goldman Sachs to Telecom Italia

On March 11, 2003, Goldman Sachs SIM S.p.A. delivered an oral opinion to the Telecom Italia Board, subsequently confirmed by delivery of a written opinion, dated as of March 11, 2003, which opinion was reconfirmed by a subsequent written opinion, dated as of April 15, 2003, to the effect that, as of those dates and subject to the matters and assumptions set forth in the opinions, the Exchange Ratios of 7 Olivetti Ordinary Shares to one Telecom Italia Ordinary Share and 7 Olivetti Savings Shares to one Telecom Italia Savings Share, respectively, were fair from a financial point of view to the holders (other than Olivetti) of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares.

The full text of the written opinion of Goldman Sachs, dated as of April 15, 2003, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by

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Goldman Sachs in connection with the opinion, is attached as Annex C and is incorporated by reference into this Information Statement. You should read the opinion in its entirety.

In connection with its April 15, 2003 opinion, Goldman Sachs reviewed, among other things:

•	drafts of the Plan of Merger (“progetto di fusione”) and the board report (“relazione degli amministratori”);

•	the Annual Report of Telecom Italia and various of its subsidiaries and the Annual Report of Olivetti for the years ended December 31, 2000 and 2001;

•	the Semiannual Financial Statements of Telecom Italia and various of its listed subsidiaries and the Semiannual Financial Statements of Olivetti for the six months ended June 30, 2002;

•	the Quarterly Financial Statements of Telecom Italia and various of its listed subsidiaries and the Quarterly Financial Statements of Olivetti for the three months ended September 30, 2002;

•	a draft of the 2002 Annual Report for Telecom Italia, including Telecom Italia’s 2002 financial statements, the audit of which was not completed;

•	a draft of the 2002 Annual Report for Olivetti, including Olivetti’s 2002 financial statements, the audit of which was not completed; and

•	various internal financial analyses and forecasts for Olivetti, Telecom Italia and various subsidiaries of Telecom Italia approved by Telecom Italia’s management for use in Goldman Sachs’ opinion.

Goldman Sachs also held limited discussions with various members of the senior management of Telecom Italia and Olivetti and with Olivetti’s advisors and representatives regarding their assessment of the past and current business operations, financial condition and future prospects of Telecom Italia and Olivetti, including the expected credit rating and the expected dividend policy of the combined company subsequent to the Merger. Goldman Sachs did not participate in any of the negotiations leading up to the Merger. In addition, Goldman Sachs:

•	reviewed the reported price and trading activity for the Telecom Italia Ordinary Shares and Olivetti Ordinary Shares;

•	compared financial and stock market information for Telecom Italia and Olivetti with similar information for the securities of other publicly traded companies;

•	reviewed the financial terms of recent business combinations and reorganizations; and

•	performed other studies and analyses that Goldman Sachs considered appropriate.

In connection with its written opinion, dated April 15, 2003, Goldman Sachs noted that, as a result of the merger, the approximate 55% ownership interest of Olivetti in Telecom Italia will be diluted and that Olimpia S.p.A. will own less than approximately 15% of the voting equity in the corporation surviving the Merger (excluding the effect of convertible securities, options and warrants, a portion of which is held by Olimpia S.p.A. and related entities).

Goldman Sachs relied, without independent verification, upon the accuracy and completeness of all of the financial, accounting, tax and other information that was discussed with or reviewed by it, and Goldman Sachs assumed the accuracy and completeness of that information for purposes of rendering its opinion. The managements of each of Telecom Italia and Olivetti advised Goldman Sachs that the financial forecasts and other information and data provided to or otherwise discussed with Goldman Sachs were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Telecom Italia and Olivetti, and Goldman Sachs expressed no opinion with respect to those financial forecasts or other information and data or the assumptions on which they were based. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Telecom Italia or Olivetti or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. In rendering its opinion, Goldman Sachs was instructed by Telecom Italia to assume that, except for (i) an increase in aggregate nominal value and related economic privileges and (ii) the further ability to satisfy such privileges also through the distribution of reserves, the rights of the holders of the Telecom Italia Savings Shares will be identical to their rights as holders of the Olivetti Savings Shares and that neither the relative rights nor the relative values of the Telecom Italia Ordinary Shares and Telecom Italia Savings Shares will change, in any material respect, as a result of the Merger.

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Goldman Sachs provided its advisory services and opinion exclusively for the information and assistance of the Telecom Italia Board in connection with its consideration of the Merger and Goldman Sachs’ opinion does not constitute a “perizia” within the meaning of Annex 3A no. 1 of the Regolamento Emittenti no. 11971 dated May 14, 1999 as subsequently amended, nor a “relazione di stima” within the meaning of that statute. Goldman Sachs’ opinion did not constitute a recommendation as to how any holder of Telecom Italia Ordinary Shares should vote with respect to the Merger.

Goldman Sachs expressed no opinion as to the likely trading value of the Telecom Italia Ordinary Shares or Telecom Italia Savings Shares or the Olivetti Ordinary Shares during the period for determining the value of Olivetti Ordinary Shares in connection with the exercise of withdrawal rights (which period covers the six-months ending on the date prior to the Olivetti shareholders’ meeting), or during the 15-day period following the day the shareholders resolution is deposited with the Registro delle Imprese, in which period holders of Olivetti Ordinary Shares may exercise withdrawal rights. In addition, Goldman Sachs expressed no opinion as to the likelihood of Olivetti shareholders exercising withdrawal rights or as to the amount of funds available to or the participation of shareholders of Telecom Italia in the tender offer. Goldman Sachs expressed no opinion as to the likely trading value of the Olivetti Ordinary Shares or Olivetti Savings Shares of Olivetti upon consummation of the Merger. Goldman Sachs’ opinion was necessarily based upon information available to it and financial, economic, political, market and other conditions as they existed and could be evaluated on April 15, 2003, the date the opinion was rendered, and Goldman Sachs assumed no duty to update or revise its opinion based on circumstances or events after that date. Goldman Sachs’ opinion does not address the relative merits of the transactions contemplated by the Plan of Merger and board report as compared to any alternative business transaction that might be available to Telecom Italia.

The following is a summary of the material financial analyses presented by Goldman Sachs to the Telecom Italia Board on March 11, 2003 in connection with the rendering of its March 11, 2003 opinion, which analyses, as updated, Goldman Sachs also relied upon in connection with the rendering of its April 15, 2003 opinion. The following summary does not purport to be a complete description of the analyses performed by Goldman Sachs. The order of the analyses described, and the results of those analyses, do not represent the relative importance or weight given to the analyses by Goldman Sachs.

The following summary includes information presented in tabular format. You should read these tables together with the text of each summary.

In connection with these analyses, Goldman Sachs used two main valuation methodologies: a market exchange ratio analysis and a sum of the parts analysis. In performing these analyses, Goldman Sachs believed it was appropriate to apply uniform and comparable valuation methodologies. Therefore, when performing a market value methodology, Goldman Sachs used the respective market prices of Telecom Italia Shares and Olivetti Ordinary Shares. In performing the sum of the parts analysis, Goldman Sachs analyzed the various Telecom Italia assets utilizing primarily a discounted cash flow methodology; and the resulting value for Telecom Italia from the application of that methodology was used for the Olivetti sum of the parts analysis. Goldman Sachs did not use the market price of Telecom Italia Shares in the sum of the parts analysis of Olivetti because the use of a market value methodology in this instance would not have been consistent with the valuation methodology performed with respect to Telecom Italia.

Market Exchange Ratio Analysis.    Goldman Sachs analyzed the relative share prices for various periods ending March 7, 2003, including, for purposes of mitigating the impact of short-term market fluctuations, the 12-month period ending March 7, 2003. Goldman Sachs calculated the implied historical exchange ratios of Telecom Italia Ordinary Shares to Olivetti Ordinary Shares based on the weighted average ordinary share prices as reported as the official prices on Telematico, an automated screen trading system managed by Borsa Italiana, for March 7, 2003 and the periods set forth below. In performing this analysis, Goldman Sachs adjusted the price of Telecom Italia Ordinary Shares to take into account the dividend distribution in June 2003 of the remaining portion of the dividend in respect of 2002. Additionally, Goldman Sachs took into account that both Telecom Italia and Olivetti Ordinary Shares have significant market capitalization and liquidity. The results of this analysis were as follows:

Period	Implied Exchange Ratio
March 7, 2003	6.7	x
Three months ended March 7, 2003	6.9
Six months ended March 7, 2003	7.1
Twelve months ended March 7, 2003	6.9

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Sum of the Parts Analysis of Telecom Italia.    Goldman Sachs computed for Telecom Italia an implied total equity value and implied exchange ratio based on the value of the sum of the various business segments (valued as separate economic entities) less net debt as of December 31, 2002 and anticipated dividend payments in June 2003 of the remaining portion of the dividend in respect of 2002. The values of the main businesses were calculated using a discounted cash flow methodology based on:

•	management projections of future operating cash flows for the years 2003 through 2005;

•	discount rates ranging from 7.5% to 9.8% based on the weighted average cost of capital for each business; and,

•	terminal values determined on the basis of:

—	the net present value of future operating cash flows beyond 2005 (the “Perpetuity Growth Method”); and

—	multiples applied to the 2005 projected earnings before interest, taxes, depreciation and amortization, or EBITDA (the “Exit Multiple Method”).

For purposes of the Perpetuity Growth Method, Goldman Sachs selected perpetual growth rates for each business based on growth rates estimated by research analysts for comparable businesses ranging from a low of 1.0% to a high of 3.0%. For purposes of the Exit Multiple Method, Goldman Sachs utilized EBITDA trading multiples ranging from 3.8x to 8.9x based on companies comparable to each of the businesses.

The equity values of Telecom Italia’s minority investments, certain real estate assets and other businesses were based upon carrying values as of December 31, 2002. Goldman Sachs calculated the implied share price for Telecom Italia Savings Shares and Telecom Italia Ordinary Shares assuming a 35% discount of Telecom Italia Savings Shares to Telecom Italia Ordinary Shares, corresponding to the average discount of those shares over the three-month period prior to March 7, 2003. The implied equity value of Telecom Italia reflects the dilutive impact of in-the-money stock options, which was immaterial. In performing this analysis, Goldman Sachs also took into account the tax benefits (based on the pre-merger stand-alone taxable income of Telecom Italia) generated by the writedown of Telecom Italia’s controlling interest in SEAT PG. For purposes of its presentation, Goldman Sachs used the mid-point of the value range derived from the application of the Exit Multiple Method and the Perpetuity Growth Method as follows:

Mid-point of value range of Telecom Italia (€ in billions, except per share data)
Implied Total Equity Value (post-dilution)	€58.7
Implied Total Equity Value Per Ordinary Share (post-dilution)	8.9
Implied Total Equity Value Per Savings Share (post-dilution)	5.8

Sum of the Parts Analysis of Olivetti.    Goldman Sachs computed for Olivetti an implied equity value, an implied ordinary share price and an implied exchange ratio based on valuations of Olivetti’s ownership stake in Telecom Italia (using the discounted cash flow methodology based on the Exit Multiple Method and Perpetuity Growth Method set forth above), Olivetti’s other investments at carrying value as of December 31, 2002 or at market prices where available and net debt as of December 31, 2002. The implied price of Olivetti Ordinary Shares reflects the dilutive impact of in-the-money convertible securities, including the Olivetti 1.5% 2001-2010 convertible notes. In performing this analysis, Goldman Sachs also took into account the tax benefits (based on the pre-merger stand-alone taxable income of Olivetti) generated by the writedown of Olivetti’s controlling interest in Telecom Italia. Goldman Sachs presented the mid-point of the value range derived from the application of the Exit Multiple Method and the Perpetuity Growth Method as follows:

	Mid-point of value range of Olivetti (€ in billions, except per share and exchange ratio data)
Implied Equity Value (pre-dilution)	€12.2
Implied Ordinary Share Price (post-dilution)	1.3
Implied Exchange Ratio	6.9	x

Review of Expected Impact of the Merger on Cash Earnings.    Goldman Sachs analyzed the expected impact of the proposed merger to the cash earnings per share, or cash EPS (defined as net income plus depreciation and amortization) for the Telecom Italia shareholders. In performing this analysis, Goldman Sachs

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assumed that no holder of Olivetti Ordinary Shares will exercise withdrawal rights and that the tender offer will be fully subscribed and completed at the maximum price. Based on these assumptions and management projections, this analysis indicated that the merger would be substantially accretive to the estimated cash EPS for Telecom Italia shareholders for 2003, 2004 and 2005, respectively.

Review of Combined Entity Key Credit Ratios.    Goldman Sachs reviewed the estimated ratio of net debt to EBITDA and the estimated interest coverage ratio for 2003 for Telecom Italia/Olivetti as a combined entity on both a pre-merger and post-merger basis. Goldman Sachs compared those ratios to similar ratios for selected companies consisting of Deutsche Telekom, Telefónica and France Telecom. Goldman Sachs’ review of these ratios for Telecom Italia/Olivetti was based on estimates provided by Telecom Italia management and, for the comparable companies, Goldman Sachs’ public analyst estimates. This review indicated that, while the leverage of Telecom Italia/Olivetti will increase and its interest coverage will decrease, the leverage and interest coverage ratios of Telecom Italia/Olivetti following the Merger will be in line with the average of those ratios for the selected companies. Additionally, Goldman Sachs was informed that, based on a preliminary assessment by Standard & Poor’s, Telecom Italia/Olivetti is expected to maintain a credit rating of BBB+ following the completion of the Merger.

Public Comparable Multiples Analysis.    Goldman Sachs also reviewed implied EBITDA and free cash flow multiples for Telecom Italia/Olivetti on a combined basis at various levels of enterprise value and compared those multiples to similar information for the selected companies.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all these analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Telecom Italia or Olivetti or the contemplated transactions.

The analyses were prepared solely for purposes of providing an opinion to the board of directors of Telecom Italia as to the fairness from a financial point of view to the holders of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares of Telecom Italia of the exchange ratios to be received in connection with the Merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Telecom Italia, Olivetti, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, the financial analyses presented by Goldman Sachs to the board of directors of Telecom Italia was one of many factors taken into consideration by the Telecom Italia Board in making its determination to approve the Merger.

Goldman Sachs, as part of its investment banking business, is continually engaged in preparing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and financial analyses for estate, corporate and other purposes. Goldman Sachs is familiar with Telecom Italia having provided investment banking services to it from time to time, for which Goldman Sachs has received customary compensation for its services, including having acted as its financial advisor in connection with the separation of the Italtel joint venture and the subsequent sale of an 80% stake in Italtel. Goldman Sachs is also familiar with Olivetti having provided investment banking services to it from time to time, for which Goldman Sachs has received customary compensation for its services, including having acted as joint bookrunner on various recent Eurobond offerings and as counterparty to various derivatives transactions.

Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of Telecom Italia or Olivetti for its own account and for the accounts of customers.

Telecom Italia retained Goldman Sachs on March 6, 2003 as a financial advisor in connection with the proposed transactions, which engagement was formalized in a letter dated March 10, 2003. Under the terms of that letter, €3,750,000 became payable to Goldman Sachs on March 11, 2003. Telecom Italia has also agreed to pay Goldman Sachs an additional €11,250,000 upon the completion of the Merger. In addition, Telecom Italia

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has agreed to reimburse Goldman Sachs for its out-of-pocket expenses, including fees and disbursements of its lawyers, plus value added tax, up to a maximum amount of €100,000 and to indemnify Goldman Sachs against various liabilities arising out of or in connection with the engagement or any matter referred to in the engagement letter.

Opinion of Lazard to Telecom Italia

In accordance with the mandate between Telecom Italia and Lazard, the Telecom Italia Board engaged Lazard to act as financial advisor for the proposed Merger. Lazard was requested to carry out an assessment regarding the appropriate exchange ratio for the realization of the proposed Merger, to be accompanied by the launch of a partial tender offer by Olivetti with respect to the Telecom Italia Ordinary Shares and Telecom Italia Savings Shares.

On March 11, 2003, Lazard provided the Telecom Italia Board a written document (the “Assessment”) in which it was considered that, at such date and subject to the assumptions and qualifications set forth in the Assessment, an exchange ratio of around 7 Ordinary/Savings shares of Olivetti for 1 Savings/Ordinary share of Telecom Italia was fair from a financial point of view to the shareholders of Telecom Italia (excluding Olivetti).

Subsequently, by letter dated April 15, 2003, Lazard reaffirmed, at such date, the conclusions expressed in the aforementioned Assessment on the basis of, and subject to, the assumptions and qualifications described in the letter and in the Assessment.

Lazard was requested to carry out the Assessment, and to assume and consider, among other things, that the Boards of Directors of Telecom Italia and Olivetti will evaluate and propose, in their sole and independent judgment and discretion, each respectively, the proposed Merger and the exchange ratio, and prepare and provide for the approval of the Plan of Merger, the reports and related documentation which will contain customary terms and conditions, as well as obtain appraisals of independent experts, all in accordance with applicable Italian and foreign laws and regulations. In addition, Lazard was instructed by Telecom Italia to assume that, except for an increase in the aggregate nominal value and related economic privileges and the further ability to satisfy such privileges also through the distribution of reserves, the rights of holders of the New Telecom Italia Savings Shares will be identical to the rights of the holders of the Telecom Italia Savings Shares and that neither the relative rights nor the relative values of the Telecom Italia Ordinary Shares and Savings Shares will change, in any material respect, as a result of the Merger.

The Assessment was addressed to the Telecom Italia Board for its exclusive use and solely addresses the fairness of the exchange ratio from a financial point of view for the ordinary and savings shareholders of Telecom Italia (excluding Olivetti) as of the date of the Assessment. The Assessment does not address any other aspect of the proposed Merger and did not constitute a recommendation to any shareholder of Telecom Italia as to how such shareholder should vote with respect to the proposed Merger, if presented for its approval. Lazard did not express any opinion in relation to the price at which the Telecom Italia Ordinary Shares or the Telecom Italia Savings Shares or any security of Olivetti could be traded following the announcement of the proposed Merger or in relation to the price at which the securities of Olivetti could be traded following the realization of the proposed Merger.

The Assessment does not constitute a “perizia” within the meaning of Annex 3A no. 1 of the Regolamento Emittenti no. 11971 dated May 14, 1999 and subsequent amendments, nor a “relazione di stima” within the meaning generally assigned to such term in such Regulation.

The full Assessment, which describes the assumptions adopted, the methodologies applied, and the elements considered and the limitations of the analyses carried out by Lazard for the purposes of completing the valuation is attached to this Information Statement as Annex D. The following is simply a summary of the Assessment and you are urged to make reference to and read the full Assessment in its entirety.

The Assessment carried out by Lazard was based, among other things, on the following elements:

•	historical economic-financial information relating to Telecom Italia and Olivetti;

•	financial forecasts and other data relating to activities provided by Telecom Italia;

•	the historical stock prices and trading volumes of the Telecom Italia Ordinary Shares and the Telecom Italia Savings Shares as well as the Olivetti Ordinary Shares;

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•	information—gathered in a limited number of meetings with members of the senior management of Telecom Italia—who provided and explained the documentation supplied;

•	publicly available information on companies operating in business lines believed to be generally comparable to those of Telecom Italia and Olivetti; and

•	such other financial analyses and investigations deemed appropriate.

For the purpose of completing the necessary analyses for the Assessment, Lazard relied upon the accuracy and completeness of the information and the data of a financial, legal, accounting and fiscal nature provided and did not assume any responsibility with respect to any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Telecom Italia or Olivetti.

With respect to the financial forecasts, Lazard assumed that they were reasonably prepared on bases reflecting the best and most current, available estimates and judgments of management of Telecom Italia as to the future financial performance of the group. Lazard did not assume any responsibility for, nor express any opinion as to such forecasts or the assumptions on which they were based.

The Assessment was necessarily based on the economic, monetary, market and other conditions and the information made available to Lazard, on the date of the Assessment.

The methods adopted and the analyses carried out in connection with the valuation of the companies participating in the proposed Merger are illustrated in summary form in the following paragraphs. It should be pointed out that the summaries do not constitute an exhaustive representation of the analyses carried out by Lazard.

Lazard utilized, it being understood the equivalent level of significance, for the purpose of the valuation procedures, the following methodologies:

•	as the principal method that of the stock exchange quotation or market prices (“Market Prices Valuation”) utilizing the market prices of Telecom Italia and Olivetti over different time periods. In the present case, the stock exchange quotations were particularly significant, taking into account the high levels of capitalization and liquidity of Telecom Italia and Olivetti;

•	as a control method that of the sum-of-the-parts (“SOP”), by determining the value of Telecom Italia using a discounted cash flow methodology, and applying the SOP criterion to Olivetti on the basis of the results that emerged from the valuation of the different activities of Telecom Italia. Lazard did not consider that under the circumstances the method of the SOP applied with reference to the current market value of the shareholding held by Olivetti in Telecom Italia would be useful insofar as such application (i) would have lead to strongly volatile results also due to the effect of the financial leverage present in Olivetti itself, (ii) would have implied a reference to the market values for only one of the companies participating in the Merger, an aspect that was not deemed to be admissible and consistent from a methodological point of view.

The aforementioned valuation methodologies were applied with homogeneous criteria to each of the companies participating in the Merger.

Market Prices Valuation

The method of Market Prices Valuation assessed the value of the capital on the basis of the stock exchange quotations of Telecom Italia and Olivetti gathered during a significant period prior to the announcement of the proposed Merger.

On the basis of the market data as of March 7, 2003 (last day of trading of the securities prior to the date on which the Boards of Directors of Olivetti and Telecom Italia announced the proposed Merger), it was considered that:

•	both companies participating in the Merger have a high market capitalization and a significant and broadly diffused float;

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•	high volumes of the Telecom Italia Ordinary Shares and Olivetti Ordinary Shares are traded daily (on the average approximately 1% of the float is traded); in addition, during the course of the 12 months preceding the announcement of the proposed Merger:

—	trading of the shares of Olivetti was equal to approximately 240% of the share capital (not considering the amounts held by Olimpia S.p.A.) for a countervalue of approximately €16.9 billion;

—	trading of the Telecom Italia Ordinary Shares equal to approximately 289% of the social capital of the company represented by such category of shares (excluding the shares held by Olivetti) for a countervalue of approximately €54 billion;

•	both Telecom Italia and Olivetti represent a considerable proportion of the total capitalization of the Mibtel and MIB30. As of January 31, 2003, according to the data provided by the Italian Stock Exchange S.p.A.:

—	Olivetti represented 2% of Mibtel and 2.5% of the MIB30; and

—	Telecom Italia represented 8% of Mibtel and 11% of the MIB30;

•	the float of Telecom Italia and Olivetti proved to be significantly divided among Italian and foreign institutional investors and Italian retail investors, none of which enjoyed a position such that it could influence the course of the securities.

In order to mitigate short-term fluctuations that typically characterize the financial markets, Lazard proceeded to extend the analysis of the simple and weighted average data expressed by the market over a sufficiently broad time period, correcting the value of the shares of Telecom Italia to take into account the expected distribution of the dividend with respect to the 2002 fiscal year.

From the analyses of the historical trends, the averages at 1, 3, 6 and 12 months were identified, as illustrated in the following table, as falling within a steady valuation band.

Market Prices	Market Prices Valuation		Values for the Purposes of the Exchange Ratio		Ratio (*)
	TI (€)	OL (€)	TI post div (€)	OL (€)
Weighted Averages
March 7, 2003	5.9	0.86	5.7	0.86	6.7
Average at 1 month	6.5	0.91	6.3	0.91	7.0
Average at 3 months	7.0	0.99	6.8	0.99	6.9
Average at 6 months	7.4	1.02	7.2	1.02	7.1
Average at 12 months	7.8	1.11	7.6	1.11	6.9
Arithmetic Average
March 7, 2003	5.9	0.86	5.7	0.86	6.7
Average at 1 month	6.6	0.91	6.4	0.91	7.0
Average at 3 months	7.0	0.99	6.9	0.99	7.0
Average at 6 months	7.4	1.01	7.2	1.01	7.1
Average at 12 months	7.9	1.11	7.7	1.11	6.9
Maximum and Minimum Prices
Maximum Price during the last 12 months	9.7	1.47	9.5	1.47	6.5
Minimum Price during the last 12 months	5.9	0.84	5.7	0.84	6.8

Source:	Datastream
(*)	Possible differences attributable to rounding

The results set forth above were also confirmed by extending the timeline of the analyses over an 18-month time period.

Sum of the Parts Method

On the basis of the SOP method, the value of Telecom Italia and of Olivetti was determined as the sum of the values of the different business lines and investments applying, principally, the methodology of discounted cash flows. Such sum was duly corrected to take into account the financial position of, and the interests of third parties in, each of the companies participating in the Merger and, when important, other effects such as, among other things, those relating to possible off-balance sheet items and possible tax benefits.

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Telecom Italia

The discounted cash flow (“DCF”) methodology was utilized for the principal activities, such as, for example, fixed and mobile telephone services.

The remaining assets and liabilities were evaluated with principal reference to, as the case may be, the book or market value, in consideration of their limited weight within the total valuation of Telecom Italia.

In applying the DCF methodology reference was made to the cash flows from operations for the principal activities resulting from the plans developed by management of Telecom Italia with reference to the period 2003-2005 which was extended until 2009 assuming progress in accordance with the market consensus for each single business unit.

The DCF methodology was applied by discounting the cash flows from operations gross of any element of a financial nature (“Free Cash Flows” or “FCF”) that the company would be able to generate in the future, discounted at a rate representing the weighted average cost of capital, after the net financial position and third parties’ interests, which in the present case were taken into consideration as of December 31, 2002.

The DCF methodology was applied in accordance with the logic for determining the basic value to the financial investor and reflects the following assumptions and methodologies:

•	the weighted average cost of capital (“Weighted Average Cost of Capital” or “WACC”) is calculated on the basis of a capital structure in accordance with the actual structure. The WACC of the Telecom Italia Group utilized was equal to 7.7%;

•	the growth rates of sales and margins utilized for the purpose of the financial projections beyond the business plan of Telecom Italia (2006-2009) reflect growth prospects which are consistent with the relevant benchmarks of the market, in particular during the 2006-2009 period, with regard to fixed telephony, revenues of CAGR equal to -0.5% with an EBITA margin included within a range of 31%-35% were assumed; and with regard to mobile telephony, revenues of CAGR equal to around 5% with an EBITA margin of about 37% were assumed;

•	for the purpose of assessing the final value, Lazard proceeded to capitalize the standardized cash flows from operations (or the current value of the cash flows from operations expected for the period following the time periods of the express projections); to such end, Lazard selected the perpetual growth rates for the different business lines in accordance with the benchmarks of the market included within a range of -0.5% and 3%;

•	in addition, the values of the single business lines, as determined above, were compared against a range of relevant multiples for a panel of comparable companies.

Olivetti

For Olivetti, which is set up as a holding company, and whose assets consist mainly of the shareholding held in Telecom Italia, the SOP methodology was applied by evaluating such shareholding in accordance with the procedures described above and by evaluating the remaining assets and liabilities, primarily at their book or market value, by virtue of the limited weight thereof within the total valuation.

Furthermore, within the framework of evaluating Telecom Italia and Olivetti, the tax assets generated by the correction to the value of the controlling interest held, respectively, by Telecom Italia in Seat Pagine Gialle and by Olivetti in Telecom Italia were taken into account to the extent they are available to be used by the companies participating in the Merger – independently of the realization of the proposed Merger—on the basis of expected taxable profits on an individual basis and considering the current tax regulations.

From the sum of the values of the assets and the tax assets, calculated using the criteria indicated above, the net financial position at December 31, 2002 was deducted, corrected (i) for Telecom Italia for the expected distribution of reserves (June 2003) and (ii) for Olivetti, to take into account the pro forma effect of the conversion of the convertible bonds of “Olivetti 1.5% 2001-2010 Convertible with a Reimbursement Premium”, consistent with the fully-diluted methodology which assumes the conversion into ordinary shares.

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Summary of the Results

With reference to the SOP method and considering the afore-described assumptions relative to the perpetual growth rate and the tax assets, a range of values was identified for the Telecom Italia Ordinary Shares and Olivetti Ordinary Shares, the average values of which are as follows:

	Value per ordinary share		Values at the end of the Exchange		Ratio
	TI(€)	OL(€)	TI post div(€)	OL(€)
Sum of the Parts (average value)	8.9	1.28	8.8	1.28	6.8

The results obtained by applying the SOP method confirmed the relative values evidenced by the Market Prices Valuation method.

With respect to the savings shares, because as of today such category of shares has not been issued by Olivetti, it was assumed—taking also into account the capital rights that will be accorded the Olivetti savings shares—that the quotations of the Olivetti savings shares may reflect an analogous discount as that recognized by the market with respect to the Telecom Italia Savings Shares, and it was, therefore, deemed to be appropriate to adopt the same exchange ratio identified for the Olivetti Ordinary Shares.

Determination of the Exchange Ratio

The following is a summary of the exchange ratios inferred from the application of the methods used by the Telecom Italia Board:

	TI post div(€)	OL(€)	Exchange Ratio
Market Prices Valuation Method:
7/3/2003	5.7	0.86	6.7

Weighted Averages:
Average at 1 month	6.3	0.91	7.0
Average at 3 months	6.8	0.99	6.9
Average at 6 months	7.2	1.02	7.1
Average at 12 months	7.6	1.11	6.9

Sum of the Parts Method:
Average Value	8.8	1.28	6.8

As described above, Lazard carried out the Assessment by applying and comparing various financial methodologies, solely for the purpose of providing the Telecom Italia Board an opinion regarding the fairness of the exchange ratio considered to be fair, both for the ordinary shareholders and the savings shareholders of Telecom Italia (excluding Olivetti). The summary of such valuations is not a complete description of the valuations and analyses carried out by Lazard. The preparation of a valuation is, from an analytical point of view, a complex process that cannot be entirely described by partial analyses or summary descriptions but must be considered in its entirety. The selection of partial, single aspects, without considering all the valuations or factors could create a misleading or incomplete view of the processes underlying the Assessment.

In carrying out its analyses, Lazard made numerous assumptions with respect to industry performance, general business, macroeconomic, market and financial conditions and other aspects, many of which are beyond the control of Telecom Italia. The estimates contained in the analyses do not necessarily indicate actual values or predict future results or values, which may be significantly better or worse than those suggested by the analyses carried out. In addition, analyses and estimates relating to the value of the businesses or securities do not reflect the prices at which the businesses or securities may actually be listed or traded in the market. As a result, the analyses and estimates carried out reflect substantial uncertainty. Because the analyses are subject to such uncertainty, none of Lazard, Telecom Italia, Olivetti or any other person, assumes any responsibility in the event that future results are different from the projections.

The Assessment of Lazard and the financial valuations were not the only factors considered by the Telecom Italia Board in approving the resolution concerning the proposed Merger and, therefore, must not be viewed as determinative of the decision of the Board of Directors or the management of Telecom Italia.

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Lazard is acting as financial advisor to Telecom Italia with respect to the proposed Merger for which a fee of €5.0 million became payable upon the public announcement of the proposed Merger (March 12, 2003). In addition, Telecom Italia has agreed to pay Lazard an additional fee of up to €20.0 million upon consummation of the proposed Merger as well as reimbursement of expenses incurred. Lazard has in the past provided financial advisory services to Telecom Italia for which it has received customary fees; in addition, Lazard is currently providing advisory services in connection with an operation for the disposal of the entity resulting from the spin-off of Seat Pagine Gialle S.p.A. for which it will receive customary fees for such type of transaction.

Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, capital increases, secondary distributions of listed and unlisted securities, private placements, valuations of real estate, corporate and other purposes. Lazard was chosen by the Telecom Italia Board to carry out the role of financial advisor because of its expertise and market reputation.

Opinion of JPMorgan to Olivetti

Olivetti retained JPMorgan to advise it in connection with the proposed Merger and related transactions, including as to the fairness, from a financial point of view, to Olivetti of the exchange ratio with respect to the Merger.

In selecting JPMorgan as its financial advisor, Olivetti considered JPMorgan’s knowledge of the business and affairs of Olivetti and Telecom Italia, as well as its qualification as an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger and related transactions. JPMorgan, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On March 11, 2003, at a meeting of the Olivetti Board held to consider the Merger and related transactions, JPMorgan delivered a written opinion to the Olivetti Board to the effect that, as of that date, based on the procedures followed, and subject to the premises, qualifications and assumptions on the scope of review undertaken described in the opinion, the pre-redistribution Merger exchange ratio of seven Olivetti Ordinary Shares for each Telecom Italia Ordinary Share and of seven Olivetti Savings Shares for each Telecom Italia Savings Share was fair, from a financial point of view, to Olivetti.

On April 15, 2003, JPMorgan confirmed to the Olivetti Board in writing that, to JPMorgan’s knowledge, taking into account the criteria upon which the March 11, 2003 opinion was based, as well as the premises, qualifications and assumptions set out therein, no material event had occurred since March 11, 2003 that would lead JPMorgan to change, as of the date of the confirmation, the conclusion of its March 11, 2003 opinion. In providing this confirmation, JPMorgan did not take into account the prices of the shares of Telecom Italia or Olivetti subsequent to the announcement of the proposed Merger.

JPMorgan’s March 11, 2003 opinion and its April 15, 2003 letter (the “JPMorgan reports”) were directed to the Olivetti Board and addressed only the fairness, from a financial point of view, to Olivetti of the pre-redistribution Merger exchange ratio, which was arrived at by the Olivetti and Telecom Italia Boards after considering the advice of their respective financial advisors. JPMorgan provided the reports to inform and assist the Olivetti Board in connection with its consideration of the Merger and related transactions. This summary of the JPMorgan reports is included only for informational purposes, and neither this summary nor the JPMorgan reports constitute a recommendation to any securityholder of Olivetti or Telecom Italia as to whether they should take any action with respect to the Merger and related transactions including, without limitation, with respect to the right of withdrawal available to Olivetti shareholders or the tender offer that may be made available to Telecom Italia shareholders. The JPMorgan reports did not address the underlying decision of the Olivetti Board or the Telecom Italia Board to approve the Merger and related transactions, or whether any alternative transaction might have been more beneficial.

The full text of JPMorgan’s March 11, 2003 opinion, which sets forth the assumptions made, procedures followed, matters considered, documents reviewed and limitations on the review undertaken by JPMorgan in connection with the opinion, as well as the full text of JPMorgan’s April 15, 2003 confirmation letter, are attached as Annex E and are incorporated by reference into this document. You are urged to read the opinion and confirmation letter carefully and in their entirety.

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In the course of performing its review and analyses for the purpose of rendering its March 11, 2003 opinion, JPMorgan, among other things:

•	reviewed documents that set out the terms of the proposed Merger and related transactions;

•	reviewed financial and other information that was publicly available or furnished to JPMorgan by Olivetti, including internal financial analyses, budgets and forecasts for Olivetti and for Telecom Italia prepared by Olivetti or Telecom Italia management;

•	held discussions with various members of the senior management of Olivetti and Telecom Italia and with their respective representatives and advisors;

•	reviewed the historical market price and trading activities of Olivetti and Telecom Italia securities;

•	reviewed publicly available equity analyst research reports; and

•	conducted other financial studies, analyses and investigations as it deemed appropriate.

In the course of its review and analysis and in rendering the JPMorgan reports, JPMorgan relied upon the accuracy and completeness of all financial and other information reviewed by it and did not assume any responsibility for independent verification of such information. With respect to the financial and operating forecasts provided by Olivetti and by Telecom Italia, JPMorgan assumed that those forecasts had been reasonably prepared on bases reflecting the best estimates and judgments then available of the respective managements of those companies as to the future financial and operating performance of those companies.

JPMorgan did not prepare any independent evaluation or appraisal of the assets or liabilities of, nor did JPMorgan conduct a physical inspection of any of the assets of, Olivetti or Telecom Italia or any of their subsidiaries. With respect to the projections provided to JPMorgan, JPMorgan notes that projecting future results is inherently subject to substantial uncertainty. Although those projections constituted one of many items that JPMorgan employed in the formation of its reports, changes to the projections could affect JPMorgan’s conclusion. JPMorgan’s reports were based on economic, industry, regulatory, market, political and other conditions existing at the date of its reports, including in the case of its March 11, 2003 opinion, market prices of Olivetti’s and Telecom Italia’s securities. These conditions are generally beyond Olivetti’s or Telecom Italia’s control and are subject to rapid and unpredictable changes, which changes could affect the conclusion JPMorgan expressed. JPMorgan made no independent investigation of any legal matters affecting Olivetti or Telecom Italia and assumed the correctness of all legal, tax and accounting advice given to each of Olivetti and Telecom Italia and their respective boards of directors, including without limitation advice as to the legal, tax and accounting consequences of the Merger and related transactions to Olivetti, Telecom Italia and their respective securityholders. JPMorgan assumed that the Merger and related transactions will be consummated in accordance with the expected terms and within the expected time periods.

The following is a brief summary of the material financial analyses performed by JPMorgan in connection with rendering its March 11, 2003 opinion. The summary is not a complete description of the analyses performed by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The order of the analyses described, and the results of those analyses, do not necessarily represent the relative importance or weight given to the analyses by JPMorgan. Selecting portions of this summary without considering the analyses as a whole could create an incomplete view of the processes underlying JPMorgan’s analyses and opinion. The analyses JPMorgan performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by the analyses. Additionally, the analyses relating to the value of businesses do not purport to be prices realizable in a transaction or to reflect actual or future market valuations or trading ranges.

JPMorgan expressed no opinion as to the prices at which the Olivetti Ordinary Shares or Olivetti Savings Shares will trade following completion of the Merger, or as to the prices at which the Telecom Italia Ordinary Shares and Telecom Italia Savings Shares or the Olivetti Ordinary Shares will trade prior to completion of the Merger, including during any period relevant to withdrawal rights. Although JPMorgan reviewed the withdrawal rights, the tender offer and the financing therefor as part of its review of the general terms of the Merger and related transactions, JPMorgan expressed no opinion as to the likelihood that Olivetti shareholders would exercise their withdrawal rights or as to the amount of funds available to or the participation by shareholders of Telecom Italia in the tender offer.

JPMorgan did not use the values resulting from its analyses for any purpose other than that of evaluating the fairness of the pre-redistribution Merger exchange ratio to Olivetti and those values should not be used for any

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other purpose. In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in preparing its March 11, 2003 opinion. In particular, in evaluating the Merger exchange ratio, JPMorgan focused on the relative valuations of Olivetti and Telecom Italia, giving priority to the consistency and comparability of the criteria adopted, rather than the absolute value of those companies. JPMorgan carried out its analyses considering the two companies as separate entities and therefore ignored any strategic, operational or financial synergies that may result from the Merger, as well as any control premiums and minority discounts. JPMorgan adopted a “sum-of-the-parts” approach with respect to Telecom Italia because Telecom Italia’s businesses operate in different operational, industrial and strategic environments and because of the differing importance and materiality of those businesses in relation to Telecom Italia as a whole. JPMorgan adopted a “net asset value” approach, which is substantially equivalent in methodological terms to the “sum-of-the-parts” approach, with respect to Olivetti, analyzing the value of its stake in Telecom Italia based on the range of values identified by the “sum-of-the-parts” method. JPMorgan did not use the market price of Telecom Italia Shares to analyze the value of Olivetti’s stake in Telecom Italia in deriving the net asset value of Olivetti because the use of a market value method in this instance would not have been consistent with the analyses performed with respect to Telecom Italia. Lastly, JPMorgan compared the range of exchange ratios calculated using the above criteria with the exchange ratios derived from the relative historical trading prices of the Olivetti Ordinary Shares and Telecom Italia Ordinary Shares over selected time periods prior to the announcement of the transaction.

Sum-of-the-Parts Analysis of Telecom Italia

JPMorgan analyzed the three main businesses of Telecom Italia, Telecom Italia S.p.A., Telecom Italia Mobile and the directory business of Seat Pagine Gialle, using the discounted cash flow method. The remaining Telecom Italia businesses, which are minor in relation to Telecom Italia as a whole, were analyzed using their market value, if their securities were publicly traded, and on various other criteria depending on the nature of the business, including market multiples and book value. In addition, JPMorgan compared the values derived by the foregoing analyses with values identified by research analysts for such businesses, where available.

JPMorgan performed a discounted cash flow analysis based on operating and financial assumptions, forecasts and other information prepared by Telecom Italia for the years 2003 through 2005, which were extended through 2012, and for the calculation of terminal values, as described below. Assumptions regarding weighted average cost of capital (“WACC”) were based on market conditions and on a capital structure substantially in line with the current one. The growth rates used by JPMorgan for the projections from the years 2006 through 2012 and for the terminal values are consistent with relevant market benchmarks.

With regards to Telecom Italia S.p.A. activities, a 2005-2012 revenue compound annual growth rate (“CAGR”) of 0.0% and an average earnings before interest, taxes, depreciation and amortization (“EBITDA”) margin of 45.2% were assumed for the 2006-2012 financial projections, and a terminal value growth rate of 0.0% and a WACC of 7.4% were used in the discounted cash flow valuation. With regards to Telecom Italia Mobile, a 2005-2012 revenue CAGR of 5.0% and an average EBITDA margin of 45.7% were assumed for the 2006-2012 financial projections, and a terminal value growth rate of 2.0% and a WACC of 8.8% were used in the discounted cash flow valuation. With regards to the directory business of Seat Pagine Gialle, a 2005-2012 revenue CAGR of 3.1% and an average EBITDA margin of 44.8% were assumed for the 2006-2012 financial projections, and a terminal value growth rate of 2.0% and a WACC of 8.9% were used in the discounted cash flow valuation.

As a further part of its analysis, JPMorgan compared the values derived from the discounted cash flow analysis to values derived for the businesses by applying relevant multiples in line with those of certain comparable companies and to values identified by research analysts for such businesses, where available.

The values derived from the foregoing analyses were adjusted to take into account net debt as of December 31, 2002, and where relevant, the net value of other adjustments, including certain off-balance sheet items and certain tax benefits.

The “sum-of-the-parts” method described above resulted in the following minimum, mid-point and maximum values for each Telecom Italia Ordinary Share on a fully diluted basis before adjustment for the dividend expected to be paid in June 2003.

	Minimum	Mid-point	Maximum
Value per Telecom Italia Ordinary Share in euro	8.3	8.8	9.3

Note:	the figures in this table have been rounded up.

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JPMorgan compared the results obtained using the “sum-of-the-parts” method before adjustment for the dividend expected to be paid in June 2003 with target prices published by equity research analysts prior to March 11, 2003. These target prices for a Telecom Italia Ordinary Share ranged from €7.5 to €12.0 for each Telecom Italia Ordinary Share with an average value of €9.2 for each Telecom Italia Ordinary Share and a mid-point of €9.8 for each Telecom Italia Ordinary Share.

The following table shows the minimum, mid-point and maximum values per Telecom Italia Ordinary Share identified by the “sum-of-the-parts” fundamental method, adjusted to take into account the effect of the dividend expected to be paid in June 2003.

	Minimum	Mid-point	Maximum
Value per Telecom Italia Ordinary Share in euro	8.1	8.6	9.1

Note:	the figures in this table have been rounded up.

The following table shows the minimum, mid-point and maximum values for each Telecom Italia Savings Share, calculated based on the average market discount to the Telecom Italia Ordinary Shares during the last month before public announcement of the proposed Merger of approximately 33%, which is in line with the discount of the last day of trading prior to the announcement of the transaction, March 7, 2003, and substantially in line with the average market discount during the previous three, six and 12 months.

	Minimum	Mid-point	Maximum
Value per Telecom Italia Savings Share in euro	5.4	5.8	6.1

Note:	the figures in this table have been rounded up.

Net Asset Value Analysis of Olivetti

JPMorgan performed a net asset value analysis of Olivetti, reflecting Olivetti’s nature as a financial holding company without substantial operating activities. JPMorgan analyzed Olivetti’s net asset value as the sum of the value of Olivetti’s holdings and other activities (including the effect of treasury shares), considering the negative net present value of the centralized costs of the holding company and deducting net financial liabilities. Olivetti’s principal asset is its stake in Telecom Italia Shares, the value of which JPMorgan derived using the “sum-of-the- parts” method described above, adjusted for the effect of the dividend expected to be paid by Telecom Italia in June 2003. The remaining Olivetti holdings form a minor component of its overall valuation and were analyzed using a variety of valuation methods depending on the nature of the holding, including a simplified discounted cash flow method for Olivetti Tecnost S.p.A. (“Olivetti Tecnost”), market value, if the holding was publicly traded, market multiples and book values. In addition, JPMorgan compared the values derived using the methods described above with values identified by research analysts for such holdings, where available. The calculation of Olivetti’s net asset value also included the value of tax benefits in connection with the write-down of Olivetti’s stake in Telecom Italia, which were calculated using the net present value of the tax savings expected by Olivetti on a “stand-alone” basis.

The values derived from the foregoing analyses were adjusted to take into account Olivetti’s net debt as of December 31, 2002, adjusted for the effect of the dividend on Telecom Italia Shares expected to be paid in June 2003 and adjusted to reflect the pro forma effect on a fully diluted basis of the conversion of all Olivetti’s 1.5% convertible bonds due 2010.

This method resulted in the following minimum, mid-point and maximum values for each Olivetti Ordinary Share on a fully-diluted basis.

	Minimum	Mid-point	Maximum
Value per Olivetti Ordinary Share in euro	1.13	1.26	1.39

Note:	the figures in this table have been rounded up.

This method would result in the following minimum, mid-point and maximum values for each Olivetti Savings Share, if the same discount of 33% assumed for each Telecom Italia Savings Share were applied, taking into account, among other things, that Olivetti Savings Shares will enjoy economic and administrative rights not less than those of Telecom Italia Savings Shares.

	Minimum	Mid-point	Maximum
Value per Olivetti Savings Share in euro	0.76	0.84	0.93

Note:	the figures in this table have been rounded up.

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Analysis of the Exchange Ratio

JPMorgan compared the results derived from the application of the above valuation methods for Telecom Italia and Olivetti, obtaining the following range of implied Merger exchange ratio.

	Minimum	Mid-point	Maximum
Olivetti Ordinary Shares for each Telecom Italia Ordinary Share	6.6	6.9	7.2
Olivetti Savings Shares for each Telecom Italia Savings Share	6.6	6.9	7.2

Note:	the figures in this table have been rounded up.

JPMorgan also compared the range of Merger exchange ratios set forth above against the Merger exchange ratio derived from the relative historical trading prices of the Telecom Italia Ordinary Shares and Olivetti Ordinary Shares over selected time periods prior to the announcement of the transaction, adjusted to take into account the effect of the dividend expected to be paid in June 2003. A similar comparison could not be made with respect to the savings shares because there are currently no Olivetti Savings Shares.

	March 7	Average of 1 month Ending March 7	Average of 3 months Ending March 7	Average of 6 months Ending March 7	Average of 12 months Ending March 7
Olivetti Ordinary Shares for each Telecom Italia Ordinary Share	6.7	7.0	6.9	7.1	6.9

Note:	the figures in this table have been rounded up.

On 13 January 2003, JPMorgan was retained by Olivetti initially to assist in considering the feasibility of, and, upon Olivetti’s decision to proceed, to act as its financial advisor with respect to, the Merger and related transactions, which engagement was formalized in an engagement letter dated March 5, 2003. Pursuant to the terms of the engagement letter, JPMorgan was paid a fee of €5 million by Olivetti, which became due upon the public announcement of the proposed Merger. In addition, Olivetti has agreed to pay JPMorgan a fee of between €10 million and €15 million upon completion of the Merger (the amount in excess of €10 million to be paid will be decided by Olivetti based on the performance of JPMorgan in executing its duties) or in certain other circumstances. Olivetti has also agreed to reimburse JPMorgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of outside counsel, and will indemnify JPMorgan against certain liabilities. In addition J.P. Morgan plc, an affiliate of JPMorgan, acted as global coordinator, bookrunner and mandated lead arranger of the €9 billion term loan facility entered into in connection with the Merger and related transactions, for which it will receive maximum total fees of approximately €21 million, of which approximately €4.9 million became due on April 24, 2003. JPMorgan and its affiliates, in the ordinary course of their activities, may actively trade for their own account or for the accounts of customers the equity and debt securities of Olivetti or Telecom Italia or companies directly or indirectly controlled by, affiliated with Olivetti or Telecom Italia or in which Olivetti or Telecom Italia holds securities, and, accordingly, JPMorgan and its affiliates may at any time hold long or short positions in such securities. JPMorgan and its affiliates have in the past represented Olivetti and Telecom Italia or companies directly or indirectly controlled by, affiliated with Olivetti or Telecom Italia or in which Olivetti or Telecom Italia holds securities in connection with a variety of commercial banking, investment banking, capital markets, and other transactions. JPMorgan and its affiliates may currently have and may in the future have commercial banking, investment banking, trust or other relationships or engagements with counterparties that may have interests with respect to Olivetti, Telecom Italia or companies directly or indirectly controlled by, associated with Olivetti or Telecom Italia or in which Olivetti or Telecom Italia holds securities, which interests may in some cases be contrary to the interests of any of those companies. JPMorgan and its affiliates may have fiduciary or other relationships or engagements in which JPMorgan or its affiliates may exercise voting power over securities of various persons, which securities may from time to time include securities of Olivetti, Telecom Italia, or companies directly or indirectly controlled by, affiliated with Olivetti or Telecom Italia or in which Olivetti or Telecom Italia holds securities, or other parties with an interest with respect to the Merger and related transactions.

Reports of Experts Appointed Pursuant to Italian Law

Report of Deloitte & Touche to Olivetti Shareholders

In accordance with Italian law, Deloitte & Touche served as the expert appointed to report to Olivetti shareholders on the Exchange Ratios relating to the New Telecom Italia Shares to be received by the

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shareholders of Telecom Italia. Deloitte & Touche was appointed as an expert by the President of the Tribunal of Ivrea, the competent commercial court in Italy which, as a condition to the completion of the Merger, must issue a decree authorizing the recording of the Olivetti shareholders’ resolution adopting the Plan of Merger proposed by the Olivetti Board. Deloitte & Touche delivered a written report, dated April 22, 2003, to the Olivetti shareholders to the effect that the methods of valuation adopted to determine the Exchange Ratios are reasonable and not arbitrary and have been correctly applied by the Olivetti Board in determining the Exchange Ratios.

Deloitte & Touche stated in its report that to better understand the values of Olivetti and Telecom Italia identified by JPMorgan, Olivetti’s financial advisor, it must be recognized that the purpose of the valuations was to determine the share exchange ratios on the basis of meaningfully comparable values and not necessarily to establish absolute equity values of Olivetti and Telecom Italia, and, therefore, such valuations may not be appropriate for use in other circumstances.

In rendering its report, Deloitte & Touche reviewed, among other things, the following:

•	the Plan of Merger, the Olivetti Board Report and the Telecom Italia Board Report, proposing the exchange ratios;

•	the fairness opinions with respect to the exchange ratios prepared by JPMorgan, as financial advisor to Olivetti and by Lazard and Goldman Sachs, as financial advisors to Telecom Italia dated March 11, 2003, and updated on April 15, 2003, as well as the report of Professor Provasoli requested by Olivetti regarding the valuation criteria applied by JPMorgan for the determination of the ratio for the exchange of shares;

•	the consolidated financial statements and parent company financial statements for 2001 and the draft financial statements for 2002 of Olivetti, Telecom Italia, Telecom Italia Mobile and Seat Pagine Gialle;

•	the half-year and quarterly reports of the years 2001 and 2002 of Olivetti, Telecom Italia, Telecom Italia Mobile and Seat Pagine Gialle;

•	the 2002-2004 Group Business Plan of Telecom Italia (January 2003 version) and related updates;

•	the condensed Business Plan 2003-2005 of Olivetti Tecnost;

•	financial research and analyses published by third parties, including for comparable companies; and

•	the reports of Ernst & Young and analyses of certain work papers and information obtained from Ernst & Young relating to the audit of the financial statements for 2002 of Olivetti and Telecom Italia.

On the basis of the documentation provided in connection with its review, Deloitte & Touche performed the following procedures:

•	analyzed the reports and the work papers of Ernst & Young with respect to the parent company financial statements and the consolidated financial statements of Olivetti and Telecom Italia for the year ended December 31, 2002;

•	analyzed the valuation criteria used for the preparation of the parent company financial statements and consolidated financial statements of Olivetti and Telecom Italia for the year ended December 31, 2002, to determine the consistency thereof or to assess the effects of any inconsistencies;

•	obtained information from management of Olivetti and Telecom Italia regarding events subsequent to the closing of the 2002 financial statements which could have a significant effect on the determination of the values that are the subject of Deloitte & Touche’s report;

•	discussed with management of Olivetti and Telecom Italia the assumptions used for the preparation of the Olivetti Group Business Plan of Telecom Italia and the condensed Business Plan 2003-2005 of Olivetti Tecnost, respectively. In particular, Deloitte & Touche examined the principal characteristics of the forecasting process and the methodological consistency of the assumptions used, including with regard to the comparability of the data obtained, taking into account the specificity and characteristics of each of Olivetti and Telecom Italia; and

•	verified the stock market prices of Olivetti and Telecom Italia Shares.

Deloitte & Touche performed the following procedures in analyzing the valuation methods used to determine the exchange ratios:

•	critically examined the valuation methods adopted by the Olivetti Board and the elements considered necessary to determine whether such methods were technically appropriate, in the specific

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circumstances, to determine the economic values of Olivetti and Telecom Italia in relation to the exchange ratios;

•	participated in meetings with JPMorgan to obtain information regarding the work it performed and the calculations it made;

•	compared the procedures and results included in the opinion of JPMorgan as financial advisor to Olivetti with the procedures and results included in the opinions of Lazard and Goldman Sachs as financial advisors of Telecom Italia;

•	verified the completeness and consistency of the procedures followed by the Olivetti Board in determining the Exchange Ratios;

•	verified that the valuation methods were applied on a consistent basis;

•	verified the consistency of the data used with respect to the sources of information and documents to be reviewed;

•	verified the mathematical accuracy of the calculation of the Exchange Ratios obtained by applying the valuation methods adopted by the Olivetti Board; and

•	applied a sensitivity analyses to the valuation methods adopted in order to assess the extent to which the exchange ratios are influenced by changes in the significant assumptions and parameters referred to in the opinions of the advisors.

In rendering its report, Deloitte & Touche considered the objective difficulties associated with the valuation process and their relative significance which were encountered by the Olivetti Board. The principal aspects of the valuation difficulties were as follows:

•	the possible effects of Italian tax law reform (details of the regulations proposed have not yet been finalized and are difficult to assess given the current status);

•	the valuation of Olivetti Savings Shares (which have not yet been issued, but will be issued by Olivetti in connection with the Merger) in which the Olivetti Board took into account the discount between Telecom Italia Ordinary Shares and Savings Shares based on historical market prices;

•	the assumption that the treasury shares held by Olivetti and Olivetti International S.A. can be valued on the basis of the overall economic value of Olivetti itself (an assumption consistent with applicable accounting literature and practice); and

•	the difficulty in making an accurate forecast of the outcome of the proposed disposal of SEAT’s directories business (although, considering the overall significance of Telecom Italia’s investment in SEAT, it was considered that the disposal could not produce effects which would require the exchange ratios to be modified).

In each case Deloitte & Touche concluded that the methods adopted by the Olivetti Board were acceptable or appropriate in the circumstances.

In addition, in arriving at its conclusions, Deloitte & Touche also considered the application of the valuation methodologies used (sum of the parts and net asset value), and the use of stock market prices over time (considering Olivetti’s and Telecom Italia’s significant share of total capitalization of Mibtel and Mib30), including certain inherent difficulties generally associated with the use of these valuation methods. It also reviewed the Olivetti Board’s consideration of the impact on the Exchange Ratios associated with the withdrawal rights which were made available to Olivetti shareholders and the Tender Offers.

An English translation of Deloitte & Touche’s report is attached as Annex F to this Information Statement. We recommend that you read this report in its entirety.

Deloitte & Touche represented that the report does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to the shareholders and that therefore the issuance of the report would not impair the auditor’s independence under U.S. independence requirements.

Report of Ernst & Young to Telecom Italia Shareholders

In accordance with Italian law, Ernst & Young, Telecom Italia’s independent auditors, served as the expert appointed to report to Telecom Italia Shareholders on the Exchange Ratios relating to the New Telecom Italia

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Shares to be received by the shareholders of Telecom Italia. Pursuant to the established practice of the Tribunal of Milan, Ernst & Young was appointed directly by Telecom Italia. Ernst & Young delivered a written report, dated April 22, 2003, to the Telecom Italia shareholders to the effect that the methods of valuation adopted to determine the Exchange Ratios are reasonable and not arbitrary and have been correctly applied by the Telecom Italia Board in determining the Exchange Ratios.

Ernst & Young stated in its report that to better understand the values of Olivetti and Telecom Italia identified by Lazard and Goldman Sachs, Telecom Italia’s financial advisors, it must be recognized that the purpose of the valuations was to determine the share exchange ratios on the basis of meaningfully comparable values and not necessarily to establish absolute equity values of Olivetti and Telecom Italia, and, therefore, such valuations may not be appropriate for use in other circumstances.

In rendering its report, Ernst & Young reviewed, among other things, the following:

•	the Plan of Merger and the reports of the Olivetti Board and the Telecom Italia Board proposing the exchange ratios;

•	the report on the exchange ratios prepared by Lazard, as financial advisor to Telecom Italia;

•	the fairness opinion issued by Goldman Sachs on March 11, 2003 and April 15, 2003 to the Telecom Italia Board with respect to the fairness of the exchange ratios;

•	the consolidated financial statements and parent company financial statements of Telecom Italia and Olivetti as at December 31, 2001, accompanied by the Report of the Board of Directors, the Report of the Board of Statutory Auditors and the Independent Auditors’ Report;

•	draft consolidated financial statements and draft parent company financial statements of Telecom Italia and of Olivetti as at December 31, 2002, accompanied by the Report of the Board of Directors;

•	the 2002-2004 Group Business Plan of Telecom Italia (version dated January 16, 2003) and related updates;

•	the condensed Business Plan 2003-2005 of Olivetti Tecnost;

•	historical market prices and trading volumes of ordinary and savings shares of Telecom Italia and Olivetti, as applicable;

•	publicly available information about companies operating in the same sector; and

•	financial research and analyses published by third parties, including for comparable companies.

In rendering its report, Ernst & Young considered the results of its work as independent auditors of Telecom Italia, including the work performed on the 2002 draft financial statements of Olivetti and Telecom Italia in connection with the audits of Olivetti and Telecom Italia, respectively, and the audited financial statements of Olivetti and Telecom Italia for the year ended December 31, 2001. Ernst & Young also performed the following additional procedures:

•	met with Telecom Italia management to obtain information on any subsequent events that could have a significant effect on the financial statements referred to above and any amounts being examined in the report;

•	with regard to the 2002-2004 Group Business Plan of Telecom Italia and cash flow projections of Telecom Italia, Ernst & Young discussed with Telecom Italia’s management the main characteristics of the forecasting process and the assumptions used for their compilation;

•	examined the methods followed by the Telecom Italia Board in determining the relative values of Olivetti and Telecom Italia and the Exchange Ratios, assessing their technical suitability under the circumstances;

•	analyzed the Telecom Italia Board report and the fairness opinions of Telecom Italia’s financial advisors to verify the completeness and consistency of the processes followed by the Telecom Italia Board in determining the Exchange Ratios, as well as in applying the valuation methods;

•	applied sensitivity analyses to the valuation methods adopted in order to asses the extent to which the Exchange Ratios are influenced by changes in the significant assumptions and parameters referred to in the opinions of the advisors;

•	verified the consistency of data utilized, with respect to the sources of information and documents to be reviewed;

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•	verified the mathematical accuracy of the calculation of the Exchange Ratios, by applying the valuation methods adopted by the Telecom Italia Board; and

•	met with Telecom Italia’s financial advisors to discuss the procedures performed, the issues encountered and the solutions adopted.

In rendering its report, Ernst & Young considered the objective difficulties associated with the valuation process and their relative significance which were encountered by the Telecom Italia Board. The principal aspects of the valuation difficulties were as follows:

•	the difficulty of making an accurate forecast of the outcome of the proposed disposal of SEAT’s directories business (although, considering the overall significance of Telecom Italia’s investment in SEAT, the Telecom Italia Board considered that the disposal could not produce effects which would require the exchange ratios to be modified);

•	the possible effects of Italian tax law reform (details of the regulations proposed have not yet been finalized and are difficult to assess given the current status); and

•	the valuation of Olivetti Savings Shares (which as of the date of the report have not been issued by Olivetti but will be issued as part of the Merger) in which the Telecom Italia Board took into account the discount between Telecom Italia Ordinary Shares and Telecom Italia Savings Shares based on historical market prices;

Ernst & Young noted, in arriving at its conclusions, among other things, that:

•	in connection with the valuation methods adopted by the Telecom Italia Board:

•	they are widely accepted in Italian and international practice;

•	they appear adequate in the circumstances taking into account the companies involved in the Merger;

•	they were developed on an entity by entity basis;

•	they allowed the Telecom Italia Board to adopt uniform valuation methods in order to apply comparable valuation methodologies to Telecom Italia and Olivetti; and

•	the application of two valuation methodologies—one used as a primary method and one used as a control method – broadened the valuation process and verified the results obtained.

•	market exchange ratio analysis is particularly appropriate where companies have a high market capitalization, including using a suitable period to mitigate short-term market fluctuations;

•	the sum-of-the-parts analysis was appropriately applied and supported by the “consensus” analysis of financial analysts on target prices for Telecom Italia in the three months preceding announcement of the merger transaction; and

•	the determination of the Exchange Ratio for the Telecom Italia Savings Shares was objective and appropriate under the circumstances.

An English translation of Ernst & Young’s report is attached as Annex G to this Information Statement. We recommend that you read this report in its entirety.

Ernst & Young represented that the report does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to the shareholders and that therefore the issuance of the report would not impair the auditor’s independence under U.S. independence requirements.

Report of Professor Angelo Provasoli to Olivetti

Olivetti retained Professor Angelo Provasoli to evaluate the valuation methodologies used by JPMorgan in analyzing Olivetti and Telecom Italia for purposes of its fairness opinion.

Professor Provasoli is a tenured professor at the Università Bocconi (University of Economics and Business Administration) in Milan.

On March 11, 2003, Professor Provasoli delivered a preliminary written report on the valuation methodologies used by JPMorgan in giving its fairness opinion. On April 15, 2003, Professor Provasoli delivered

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a final report dated April 14, 2003. In this report Professor Provasoli considered the use and application of the valuation methodologies used by JPMorgan in giving its fairness opinion and concluded that such valuation methodologies, and their application in relation to the exchange ratios, were appropriate.

In rendering his report, Professor Provasoli:

•	participated in meetings with the Olivetti management and JPMorgan;

•	reviewed and analyzed the JPMorgan fairness opinion;

•	verified the consistency of the methodologies of valuation applied by JPMorgan in relation to the exchange ratios; and

•	verified the appropriateness and consistency of JPMorgan’s overall approach.

In rendering his report, Professor Provasoli considered certain objective difficulties associated with the valuation process. The principal aspects of the valuation difficulties were as follows:

•	the possible effects of Italian tax law reform (details of the regulations proposed have not yet been finalized and are difficult to assess given the current status);

•	the valuation of Olivetti Savings Shares (which have not yet been issued, but will be issued by Olivetti in connection with the Merger) in which the Olivetti Board took into account the discount between Telecom Italia Ordinary Shares and Telecom Italia Savings Shares based on historical market prices; and

•	the assumption that the treasury shares held by Olivetti and Olivetti International S.A. can be valued on the basis of the overall economic value of Olivetti itself (an assumption consistent with applicable accounting literature and practice).

In each case Professor Provasoli concluded that the methods suggested by JPMorgan were acceptable or appropriate in the circumstances and consistent with applicable accounting literature and established accounting practice.

Professor Provasoli noted, in arriving at his conclusions, among other things, that in connection with the valuation methods suggested by JPMorgan:

•	they are widely accepted in Italian and international practice;

•	they appear adequate in the circumstances taking into account the companies involved in the Merger;

•	they were developed on an entity by entity basis; and

•	they would allow the adoption of uniform valuation methods in order to apply comparable valuation methodologies to Telecom Italia and Olivetti.

An English translation of Professor Provasoli’s final report is attached as Annex H to this Information Statement. We recommend that you read this report in its entirety.

Reports of the Olivetti and Telecom Italia Boards of Directors

In accordance with Italian law, the Olivetti and Telecom Italia Boards of Directors have each prepared a report about the Merger and the proposed Exchange Ratios. See Annexes I and J hereto.

Plan of Merger

Assignment and Exchange Ratios

When the Merger becomes effective, holders of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares will be assigned New Telecom Italia Ordinary Shares and New Telecom Italia Savings Shares and holders of Olivetti Ordinary Shares will be assigned New Telecom Italia Ordinary Shares, each based on the Assignment Ratio determined at the time of signing the Deed of Merger and corresponding to the Exchange Ratios. The assignment will be satisfied by redistributing the share capital of New Telecom Italia and having recourse to the issue of new shares only insofar as this is necessary to maintain the share capital of New Telecom Italia at the level of Olivetti’s share capital as attested on April 15, 2003. For more details on the determination of the Exchange Ratios, see “Terms of the Transaction––Reasons for the Merger––Valuations Attributed to Olivetti and Telecom Italia by the Olivetti and Telecom Italia Boards.”

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Exchange of Shares

Telecom Italia shareholders will receive a number of New Telecom Italia Ordinary and/or New Telecom Italia Savings Shares which will be based on the Assignment Ratio determined pursuant to the Exchange Ratios. The procedures for exchanging Telecom Italia Shares for New Telecom Italia Shares will be set forth in a notice to shareholders to be published in Italian newspapers as well as other major financial journals including the international and U.S. editions of the Financial Times. Such notices will be published before the effectiveness of the Merger. Holders of Telecom Italia Savings Share ADRs will be notified by the Depositary as to the issuance of New Telecom Italia Savings Share ADRs in exchange for existing ADRs. See “—Exchange of Telecom Italia Savings Share ADRs for New Telecom Italia Savings Share ADRs” and “Conditions to the Completion of the Merger.”

Fractional Shares

The details of the treatment of fractional shares in connection with the Merger will be published in a notice to shareholders in Italian newspapers as well as other major financial journals including the international and U.S. editions of the Financial Times.

Exchange of Telecom Italia Savings Share ADRs for New Telecom Italia Savings Share ADRs

Holders of Telecom Italia Savings Share ADSs will have their underlying New Telecom Italia Savings Shares to be received in the Merger deposited with the Depositary and will be issued New Telecom Italia Savings Share ADSs (representing the underlying New Telecom Italia Savings Shares) represented by ADRs at no cost. For a description of the New Telecom Italia Savings Share ADRs see “Description of ADR Facility for New Telecom Italia Savings Shares.” Unless specifically requested by a holder of New Telecom Italia Savings Share ADSs, all New Telecom Italia Savings Share ADSs will be issued in the form of a Direct Registration ADR on the books of the Depositary in book-entry form and a statement will be mailed to such holder that reflects such holder’s ownership interest in such New Telecom Italia Savings Share ADSs. The Depositary will notify holders of Telecom Italia Savings Share ADSs of the procedures to be followed in order to exchange their Telecom Italia Savings Share ADSs for New Telecom Italia Savings Share ADSs.

Fractional ADSs

To the extent that the Assignment Ratio (and the Exchange Ratio) would result in any holders of Telecom Italia Savings Share ADSs being entitled to a number of underlying New Telecom Italia Savings Shares which is not evenly divisible by 10 (as each New Telecom Italia ADS will represents 10 underlying New Telecom Italia Savings Shares), such New Telecom Italia Savings Shares, or any fractions thereof to which New Telecom Italia ADS holders may be entitled, will be aggregated and sold, and the net proceeds distributed pro rata to the holders of New Telecom Italia Savings Share ADSs entitled thereto; except that individual amounts of less than U.S.$5 will be held without liability for interest and added to future cash distributions.

Conditions to the Completion of the Merger

Pursuant to Italian law, the Merger can only be completed if certain conditions required under Italian law are satisfied or waived. While certain conditions have been met, others remain to be fulfilled. The resolutions approved and such other documents presented by the Telecom Italia and Olivetti Boards of Directors at such meetings have been filed with the Company Registers of Milan and of Turin. The shareholders’ resolutions and such other documents are then recorded on the Company Register. The shareholders’ meetings resolutions of Olivetti and Telecom Italia approving the Merger were recorded on May 28, 2003. Under Italian law, Telecom Italia and Olivetti must wait two months after the recording of the shareholders’ meetings resolutions before executing the Deed of Merger unless they (i) prove that all of their creditors consent to the Merger, or (ii) if any creditor does not consent to the Merger, deposit funds in an account held for the benefit of such creditor or pay the creditor the amount owed. Within this two-month period between the recording of the shareholders’ meetings resolutions and the execution of the Deed of Merger, any creditor of Telecom Italia or Olivetti may file a writ of opposition to the Merger with a competent Tribunal. The filing of a writ of opposition will stop the Merger process until the relevant company duly authorized by a Tribunal to do so arranges for a guarantee in favor of the opposing creditor in such form and amount, and on such terms and conditions, as are determined by the Tribunal.

Upon expiration of the two-month creditor opposition period, the Deed of Merger will be executed by Olivetti and Telecom Italia and must then be recorded on the Company Register of Milan and of Turin within

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30 days after its execution. The Merger is effective on the date of the last recording of the Deed of Merger or on such later date as may be specified in the Deed of Merger. The effective date is expected to be during the first half of August 2003. At the time of the effectiveness of the Merger, holders of Telecom Italia Shares on such date will be entitled to receive New Telecom Italia Shares.

The effectiveness of the Merger is also subject to the admission to listing of New Telecom Italia Savings Shares on Telematico.

Required Regulatory Approvals

Other than the Italian law conditions to the completion of the Merger set forth above, no other Italian, EU or U.S. regulatory approvals are required to consummate the Merger.

Accounting Treatment

Telecom Italia is fully consolidated in the consolidated financial statements of Olivetti. In accordance with Italian GAAP, therefore, the Merger will be accounted for on a book value basis which means that the Merger will not change the consolidated financial statements of New Telecom Italia except for the inclusion in net income and stockholders’ equity of the minority interest resulting from the shares of Telecom Italia being held by shareholders other than Olivetti prior to the Merger. See, however, “Unaudited Pro Forma Condensed Consolidated Financial Information” for the U.S. GAAP treatment of the Merger.

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CERTAIN INCOME TAX CONSEQUENCES

The following discussion is a summary of certain Italian and U.S. federal income tax consequences of the Merger to holders of Telecom Italia Savings Shares and Telecom Italia Savings Share ADSs represented by ADRs and of certain Italian and U.S. federal income tax consequences of ownership of New Telecom Italia Savings Shares and New Telecom Italia Savings Share ADSs. The following discussion is not intended to be a complete discussion of all potential tax effects that might be relevant and does not address the tax consequences to a holder of both Telecom Italia Savings Shares (or Telecom Italia Savings Share ADSs) and Telecom Italia Ordinary Shares (or Telecom Italia Ordinary Share ADSs) with respect to such Telecom Italia Ordinary Shares (or Telecom Italia Ordinary Share ADSs).

Italian Taxation

The following is a summary of certain Italian tax consequences of (i) the Merger to a holder of Telecom Italia Savings Shares or Telecom Italia Savings Share ADSs who is not a resident of Italy and (ii) the ownership and disposition of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs by a holder who is not a resident of Italy as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Telecom Italia Savings Shares, Telecom Italia Savings Share ADSs, New Telecom Italia Shares or New Telecom Italia Savings Share ADSs. For purposes of Italian law and the Italian-U.S. income tax convention (the “Treaty”), owners of ADSs will be treated as owners of the underlying Telecom Italia Savings Shares or New Telecom Italia Savings Shares, as the case may be.

This summary is based upon tax laws and practice of Italy in effect on the date of this Information Statement which are subject to change, potentially retroactively. Law No. 80 of April 7, 2003 for the reform of the Italian tax system was approved by the Italian Parliament on March 26, 2003 which authorizes the Italian Government, inter alia, to issue, within two years of the entering into force of such law, legislative decrees introducing a general reform of the tax treatment of financial income, which may impact upon the tax regime of New Telecom Italia Savings Shares and New Telecom Italia Savings Shares ADSs, as described below. It is possible that the planned reform may apply from the start of 2004 and is likely to be in force by 2006.

Tax Consequences of the Merger

For Italian tax purposes, the exchange of Telecom Italia Savings Shares or Telecom Italia Savings Share ADSs pursuant to the Merger does not constitute a disposition of Telecom Italia Savings Shares or Telecom Italia Savings Share ADSs and is, therefore, not subject to capital gains tax. The tax value and the holding period of the exchanged Telecom Italia Savings Shares and Telecom Italia Savings Share ADSs are rolled over to the New Telecom Italia Savings Shares and New Telecom Italia Savings Share ADSs received in exchange. The exchange of Telecom Italia Savings Shares pursuant to the Merger is not subject to Italian transfer tax.

Tax Consequences of the Ownership and Disposition of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs

Income Tax

Under Italian law dividends paid to holders of New Telecom Italia Savings Shares and New Telecom Italia Savings Share ADSs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 12.5% withholding tax.

Under Italian law, all shares of Italian listed companies have to be registered in a centralized deposit system. With respect to dividends paid in connection with shares held in the centralized deposit system managed by Monte Titoli, such as New Telecom Italia Savings Shares and New Telecom Italia Savings Share ADSs, instead of the 12.5% withholding taxes mentioned above, a substitute tax will apply at the same tax rate as the above-mentioned withholding taxes. This substitute tax is levied by the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system.

Transfer Tax

No transfer tax is payable upon the transfer of New Telecom Italia Savings Shares through Telematico. Other types of transfers of shares listed on Telematico and ADSs are also exempted from the payment of transfer

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tax, provided that the parties entering into the agreement pursuant to which the transfer takes place are (i) banks, Italian securities dealing firms (“SIMs”) exchange agents or (ii) banks, SIMs or exchange agents on the one hand, and non-residents on the other hand or (iii) banks, SIMs or exchange agents either resident or not resident, on the one hand, and investment funds on the other hand. In any other case, transfer tax is currently payable at the following rates:

•	€0.072 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made between private individuals directly or through an intermediary that is not a bank, SIM or exchange agent;

•	€0.0258 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made either (i) between a bank, SIM or exchange agent and a private individual or (ii) between private individuals through a bank, SIM or exchange agent; and

•	€0.0062 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made between a bank, SIM or exchange agent.

The mere change of the depositary (e.g., Euroclear, Clearstream, Monte Titoli, DTC or the Depositary) not involving a transfer of the ownership of the transferred shares will not trigger the Italian transfer tax.

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposition of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy.

Capital gains on the disposition of savings shares are in principle subject to CGT at a rate of 12.5%. However, capital gains realized by non-resident holders on the sale of non-qualified shareholdings in companies listed on a stock exchange and resident in Italy for tax purposes (as will be the case for New Telecom Italia Savings Shares and New Telecom Italia Savings Share ADSs) are not subject to CGT. In order to obtain this exemption for non-resident holders, New Telecom Italia could require a simple declaration from U.S. residents in which they have to declare that they are U.S. residents for tax purposes.

Where losses exceed gains, they can be carried forward for up to the fourth taxable period.

Pursuant to the Treaty, a U.S. resident will not be subject to CGT unless the New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty have been satisfied if CGT would otherwise be applicable.

Inheritance and Gift Tax

According to Law No. 383 of October 18, 2001 (“Law No. 383”), Italian inheritance and gift tax, previously payable on transfer of securities on death or by gift, has been abolished as of October 25, 2001.

However, for donees other than spouses, direct descendants or ancestors and other relatives within the fourth degree, if and to the extent that the value of the gift to any such donee exceeds €180,759.91, the gift of shares may be subject to the ordinary transfer taxes that would apply if the shares had been transferred for consideration (i.e. registration tax at the flat rate of €129.11).

Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift of assets (such as shares) which, if sold for consideration, would give rise to capital gains subject to CGT. In particular, if the donee sells the shares for consideration within five years from the receipt thereof as a gift, the donee will be required to pay the relevant CGT, where applicable, as if the gift had never taken place.

There is currently no gift tax convention between Italy and the United States.

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United States Taxation

The following are certain U.S. federal income tax consequences to a holder of Telecom Italia Savings Shares or Telecom Italia Savings Share ADSs of (i) the Merger and (ii) the ownership and disposal of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs acquired in the Merger. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, administrative interpretations, court decisions as well as the Italian-U.S. income tax convention (the “Treaty”), all as in effect as of the date of this Information Statement, all of which may change, possibly with retroactive effect.

The discussion below applies to you only if you are a beneficial owner of Telecom Italia Savings Shares or Telecom Italia Savings Share ADSs who holds such shares or ADSs as capital assets and are, for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

It does not address all aspects of U.S. federal income taxation that may be important to you in light of your particular circumstances or if you are a shareholder or ADS holder subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding Telecom Italia Savings Shares or Telecom Italia Savings Share ADSs as part of a hedge, straddle or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	a shareholder or ADS holder who, actually or constructively, owns, or has owned at any time during the five year period ending on the date of the Merger, 10% or more of the total combined voting power of all classes of Telecom Italia stock entitled to vote or who will own 10% or more of the total voting combined power of all classes of stock of New Telecom Italia entitled to vote after the Merger; or

•	persons who acquired Telecom Italia Savings Shares or Telecom Italia Savings Share ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on representations made by Telecom Italia and Olivetti in certificates of officers of Telecom Italia and Olivetti and assumes that the Merger will be completed in the manner contemplated by this Information Statement. If this assumption or any of those representations is inaccurate, the tax consequences of the Merger could differ from those described herein. Neither Telecom Italia nor Olivetti intends to obtain a ruling from the U.S. Internal Revenue Service on the tax consequences of the Merger.

You and each of your employees, representatives, or other agents are authorized to disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the Merger and the ownership and disposition of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADRs acquired in the Merger and all materials of any kind, including opinions or other tax analyses, that have been provided to you relating to such U.S. federal income tax treatment and tax structure.

U.S. Federal Income Tax Consequences of the Merger

The Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and Olivetti and Telecom Italia will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

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For U.S. federal income tax purposes:

•	You will not recognize any gain or loss upon your exchange of Telecom Italia Shares or Telecom Italia ADSs for New Telecom Italia Shares or New Telecom Italia ADSs, except, if you are also a Telecom Italia Ordinary Shareholder or Telecom Italia Ordinary Share ADS holder, to the extent of any euros received in the Ordinary Share Offer.

•	You will have a tax basis in the New Telecom Italia Shares or New Telecom Italia ADSs received in the Merger equal to the tax basis of the Telecom Italia Shares or Telecom Italia ADSs you surrender in the Merger, which, if you are a Telecom Italia Ordinary Shareholder or Telecom Italia Ordinary Share ADS holder, will be decreased by the U.S. dollar value of any euros received in the Ordinary Share Offer and increased by the amount of any dividend income or any gain recognized in connection with the Ordinary Share Offer.

•	The holding period for New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs received in exchange for Telecom Italia Savings Shares or Telecom Italia Savings Share ADSs in the Merger will include the holding period for the Telecom Italia Savings Shares or Telecom Italia Savings Share ADSs surrendered in the Merger.

If you are also a Telecom Italia Ordinary Shareholder or Telecom Italia Ordinary Share ADS holder, you should consult Appendix II of the Offer Document for the Ordinary Share Offer made to U.S. holders of Telecom Italia Ordinary Shares and Telecom Italia Ordinary Share ADSs for a description of the U.S. federal income tax consequences of the receipt of euros in the Ordinary Share Offer. This discussion does not address the receipt of cash instead of fractional shares or ADSs in the Merger. Please consult your own tax adviser regarding the taxation of cash received instead of fractional shares or ADSs and the taxation of euros received in the Ordinary Share Offer.

U.S. Federal Income Tax Consequences of Owning and Disposing of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADRs

This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement (as defined herein) and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Accordingly, the analysis of the creditability of Italian taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

For U.S. federal income tax purposes, owners of New Telecom Italia Savings Share ADSs will be treated as owners of the underlying New Telecom Italia Savings Shares represented by those ADSs.

Taxation of dividends

Distributions made with respect to the New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs, without reduction for any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from New Telecom Italia’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Under recently enacted legislation, dividends received by noncorporate persons on New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADRs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this new legislation to your particular circumstances.

You will not be entitled to claim a dividends-received deduction for dividends paid on the New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs. The amount of any cash distribution paid in euros will be equal to the U.S. dollar value of the euro distribution, including the amount of any Italian tax withheld, on the date of receipt by the Depositary in the case of an ADR holder, or by you in the case of a shareholder, regardless of whether the payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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Subject to certain limitations and restrictions, Italian taxes withheld from distributions at a rate not in excess of the rate provided in the Treaty will be eligible for credit against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends on the New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs will generally constitute “passive income” or, for certain holders, “financial services income.” You should consult your tax advisor concerning the foreign tax credit implications of the payment of these withholding taxes.

Sale or other disposition of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs

You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs in the same manner as you would on the sale or exchange of any other shares held as capital assets. As a result, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted basis in the New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs. The gain or loss will generally be U.S. source gain or loss. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

Based on the nature of its business, New Telecom Italia does not expect to be considered a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes. However, since PFIC status depends upon the composition of New Telecom Italia’s income and assets and the market value of New Telecom Italia’s assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that New Telecom Italia will not be considered a PFIC for any taxable year. If New Telecom Italia were treated as a PFIC for any taxable year during which you held New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs, certain adverse consequences could apply to you.

Information Reporting and Backup Withholding

Holders of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs may, under certain circumstances, be subject to information reporting and backup withholding with respect to dividends or the proceeds of any sale, exchange or redemption of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs unless you:

•	are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact, or

•	provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against your U.S. federal income tax liability if you provide the required information to the U.S. Internal Revenue Service. If you are required to and do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the U.S. Internal Revenue Service.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential federal income tax consequences of the Merger or of owning or disposing of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs received in the Merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-U.S. federal income tax or any foreign, state or local tax consequences of the Merger or of owning or disposing of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs received in the Merger. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to you of the Merger and of owning or disposing of New Telecom Italia Savings Shares or New Telecom Italia Savings Share ADSs received in the Merger.

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MATERIAL CONTRACTS

Material Contracts between Olivetti and Telecom Italia

For information regarding related party transactions between Olivetti and Telecom Italia, see Note 28 of the Notes to the audited financial statements of Telecom Italia included in the Telecom Italia Annual Report and incorporated by reference herein and “Major Shareholders and Related-Party Transactions—Related-Party Transactions” appearing therein.

Contracts and Shareholders’ Agreements Concerning Olimpia

Olimpia is the largest shareholder of Olivetti. Please see “Terms of the Transaction—The Pirelli-Olimpia Transaction” above. Upon completion of the Merger, Olimpia is expected to be the largest shareholder in New Telecom Italia although its shareholding in New Telecom Italia will be diluted to between 9.94% and 13.27%, depending on certain assumptions, from its current holding in Olivetti of 28.53%. See “Terms of the Transaction—Reasons for the Merger—Principal Business Rationales.”

As already noted above, through a series of shareholders’ agreement entered into in 2001-2003, Olimpia’s shareholders have agreed, among other things, to various ownership limits and standstill arrangements with respect to Olivetti shares and to rights to nominate or designate directors to the boards of directors of Olivetti, Telecom Italia, TIM and SEAT.

The descriptions of the shareholders’ agreements contained herein are not complete summaries. The descriptions below have been derived from publicly available documents filed with regulatory authorities.

Shareholders’ Agreements

Olimpia’s shareholders have entered into a series of shareholders’ agreements.

In particular, shareholders’ agreements were entered into between Pirelli and Edizione on August 7, 2001, as amended on September 14, 2001 and February 13, 2002 (the “Agreements”); among Pirelli, Banca Intesa and UniCredito on September 14, 2001, as amended on September 26, 2001 and October 24, 2001 (the “Agreements with the Banks”); and among Pirelli, Edizione, UniCredito, Banca Intesa, Olimpia and Hopa on December 19, 2002 (the “Hopa Term Sheet”) and February 21, 2003 (the “Hopa Agreement”).

The Agreements and the Agreements with the Banks have a duration of three years and can be renewed at each expiration date. The renewal period is three years for the Agreements and two years for the Agreements with the Banks.

The Agreements and the Agreements with the Banks deal with the nomination of the Board of Directors of Olimpia, Olivetti, Telecom Italia, TIM and SEAT. They identify the key issues on which the board resolutions of Olimpia, Olivetti, Telecom Italia, TIM and SEAT have to decide in accordance with the Agreements and the Agreements with the Banks. The Agreements and the Agreements with the Banks also discuss the rules for the resolution of disagreements among the contracting parties on key issues (the so-called deadlock situations). In addition, the Agreements and the Agreements with the Banks govern the consequences among the parties of any change in the structure of control of Pirelli (in the Agreements with the Banks) and of Edizione or of Pirelli (in the Agreements); and grant the parties the right to purchase or sell (puts and calls) Olimpia shares in the event of withdrawal from the agreements themselves.

The provisions relating to the nomination of the members of the Boards of Directors of Olivetti, Telecom Italia, TIM and SEAT are set forth below. In connection with the composition of the Boards of Directors of Olivetti, Telecom Italia, TIM and SEAT, the parties to the Agreements and the Agreements with the Banks have agreed to use their best efforts, within the limits established by law, in order to cause:

•	the nomination by Edizione of one-fifth of the Boards of Directors, without taking into account the directors whose designation is reserved by law or applicable bylaws to the market or other parties;

•	the nomination of one director by Banca Intesa;

•	the nomination of one director by Unicredito;

•	the nomination of the vice-president of the Boards of Directors from among the directors nominated by Edizione; and

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•	in the event of the establishment of an Executive Committee, the election of one member of the Executive Committee from among the directors nominated by Edizione.

On December 19, 2002, Pirelli, Edizione, UniCredito and Banca Intesa (collectively, the “Former Olimpia Shareholders”), Olimpia and Hopa (collectively with the Former Shareholders and Olimpia, the “Parties”) executed the Hopa Term Sheet. Pursuant to the Hopa Term Sheet, the Parties agreed that, subject to certain terms and conditions, Holy s.r.l. (“Holy”), a wholly-owned subsidiary of Hopa, would be merged into Olimpia (the Holy Merger”). Pursuant to the Hopa Agreement signed by the Parties on February 21, 2003, the Holy Merger took place on May 9, 2003.

The Hopa Agreement provides that, from the effective date of the Holy Merger, Hopa and the Former Olimpia Shareholders are bound by an agreement governing their relationship as shareholders of Olimpia (the “Expanded Olimpia Shareholders’ Agreement”).

Under the Expanded Olimpia Shareholders’ Agreement, Hopa has the right to appoint one Olimpia director and the Former Olimpia Shareholders must use their best efforts in order to cause a director designated by Hopa to be nominated to the Boards of Directors of Olivetti, Telecom Italia, SEAT and TIM (with a corresponding reduction in the number of Pirelli nominees). See “Item 6. Directors, Senior Management and Employees––Directors” of the Telecom Italia Annual Report incorporated by reference herein.

Hopa does not have the right to veto any decision taken by the Board of Directors or shareholders of Olimpia. In the event of a disagreement between the former Olimpia Shareholders and Hopa with respect to the passage of a resolution by either the extraordinary shareholders’ meeting or the Board of Directors of Olimpia concerning certain matters (including (i) the determination as to how Olimpia will vote its Olivetti shares at an extraordinary shareholders’ meeting of Olivetti, (ii) the purchase or sale of securities exceeding a certain amount and (iii) the failure of Olimpia to maintain a debt to equity ratio of 1:1), Hopa may cause the partial demerger of Olimpia, in which event Olimpia may cause the partial demerger of Holinvest S.p.A. (“Holinvest”), a company jointly owned by Hopa (80.001%) and Olimpia (19.999%). In the event of any such partial demerger transactions, Hopa would receive its proportional share of Olimpia’s assets and liabilities (determined in accordance with the Hopa Agreement) and Olimpia would receive its proportional share of Holinvest’s assets and liabilities (determined in accordance with the Hopa Agreement). Except under certain extraordinary circumstances (including the failure of Olimpia to hold at least 25% of Olivetti’s share capital or to maintain a debt to equity ratio of 1:1 after a specified cure period), no such partial demerger transaction may be implemented prior to the third anniversary of the Holy Merger.

Hopa is granted certain co-sale rights in the event Pirelli reduces its equity interest in Olimpia.

The Expanded Olimpia Shareholders’ Agreement will have a three-year term as from the Holy Merger, subject to renewal by mutual agreement of the parties thereto. If the Expanded Olimpia Shareholders’ Agreement is not renewed, the partial demerger transactions will occur and Hopa will receive a premium of at least €0.35 per Olivetti share (or financial instrument).

Ownership Restrictions relating to Olivetti Securities in the Shareholders’ Agreements

Olimpia may not hold, directly or indirectly, more than 30% of the share capital of Olivetti. The restriction applies to Olivetti shares as well as to Olivetti securities and other rights pertaining to Olivetti’s share capital which are taken into account for purposes of the Italian law on public tender offers, in particular the threshold above which a mandatory public tender offer must be made for a company’s remaining shares.

Hopa, Holinvest and Hopa’s controlling shareholders (the “Hopa Controlling Shareholders”) may not hold Olivetti shares or Olivetti Instruments (as defined below), directly or indirectly, other than through Olimpia, with the following exceptions:

•	In the case of Hopa: Olivetti Instruments (as defined below) corresponding to a maximum of 40 million Olivetti shares (about 0.45% of Olivetti shares).

•	In the case of Holinvest: the CDC IXIS Notes (as defined below), up to 298,279,448 Olivetti 2001-2010 1.5% convertible bonds (the “2001-2010 Olivetti Convertible Bonds”) and 2,431 Olivetti shares.

•	In the case of the Hopa Controlling Shareholders: one million Olivetti shares each.

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Subject to the exceptions listed below, the Olimpia shareholders may not purchase, other than through Olimpia, Olivetti shares:

•	Pirelli may exercise:

—	A share swap transaction with JPMorgan Chase Bank on 100,000,000 Olivetti shares (about 1.13% of Olivetti shares) or, under certain circumstances on 2001-2010 Olivetti Convertible Bonds. The swap expires in December 2006.

—	A call option with JPMorgan Chase Bank on 100,000,000 Olivetti shares (about 1.13% of Olivetti shares) or 2001-2010 Olivetti Convertible Bonds. The option expires in September 2007.

—	A convertible bond asset-swap with Credit Agricole Lazard FP Bank on 200,000,000 2001-2010 Olivetti Convertible Bonds. The contract expires in November 2006.

•	Unicredito and Banca Intesa may acquire Olivetti shares (including Olivetti shares acquired through the conversion of convertible bonds or the exercise of warrants), provided that such Olivetti shares may not exceed 0.4% of the Olivetti share capital.

•	Edizione may acquire Olivetti shares through the conversion of convertible bonds or the exercise of warrants, provided that the Olivetti shares acquired through such acquisition may not exceed the difference between 28.74% of Olivetti’s ordinary share capital and the percentage of Olivetti’s ordinary share capital held by Olimpia immediately preceding such conversion or exercise.

Notwithstanding the foregoing, each of Olimpia, Pirelli, Edizione, Hopa, Unicredito and Banca Intesa may acquire bonds convertible into Olivetti shares and warrants exchangeable for bonds convertible into Olivetti shares, provided that:

•	the exercise by Hopa of the rights pertaining to such bonds or warrants are subject to the consent of (collectively) Olimpia, Pirelli, Edizione, Unicredito and Banca Intesa; and

•	the exercise by any of Olimpia, Pirelli, Edizione, Unicredito and Banca Intesa of the rights pertaining to such bonds or warrants are subject to the consent of Hopa.

The “Olivetti Instruments” are defined to be:

•	Olivetti 2001-2010 1.5% Convertible Bonds;

•	Olimpia 2001-2007 1.5% bonds; and

•	Equity linked notes issued by CDC IXIS Capital Market (the “CDC IXIS Notes”) with the following terms:

—	Maturity date of February 2008.

—	The right of the issuer at maturity to deliver either 486,500,000 Olivetti Ordinary Shares or pay the cash equivalent thereof.

—	After three months from the date of issuance, the right of the holder to request the payment of the notes at any time. In the event of such payment before maturity, the issuer will pay a cash equivalent based on the market price of Olivetti Ordinary Shares or, if there is low liquidity with respect to such shares, the issuer may choose to repay a portion in cash and a portion in Olivetti Ordinary Shares in accordance with the terms and conditions of the CDC IXIS Notes.

—	Interest payments corresponding to 85% of the dividend paid on 486,500,000 Olivetti shares.

Effect of the Merger on the Agreements, the Agreements with the Banks and the Expanded Olimpia Shareholders Agreements

The parties to the Agreements, the Agreements with the Banks and the Expanded Olimpia Shareholders’ Agreement have not sent any notification concerning the possible effects of the Merger on those agreements.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following pro forma unaudited condensed consolidated statement of operations for the year ended December 31, 2002 was prepared on the basis that the Merger occurred on January 1, 2002. The pro forma unaudited condensed consolidated balance sheet as of December 31, 2002 was prepared on the basis that the Merger occurred on December 31, 2002.

The pro forma unaudited condensed consolidated statement of operations for the year ended December 31, 2002 and the pro forma unaudited condensed consolidated balance sheet as of December 31, 2002 also give effect to the proposed spin-off of New SEAT and the sale of Telecom Italia’s stake in New SEAT, announced on June 11, 2003, as if such transactions had occurred on January 1, 2002 for statement of operations purposes and as of December 31, 2002 for balance sheet purposes.

The pro forma information is intended to give a better understanding of the impact the Merger and the proposed spin-off and announced sale of New SEAT will have on the financial statements of New Telecom Italia when the Merger is completed. The presentation includes more detailed discussions below regarding the adjustments made to illustrate these effects. The unaudited pro forma condensed consolidated financial data were prepared by combining certain historical amounts of each company. These amounts were then adjusted based on Olivetti’s assessment of the likely outcome of certain events. The notes to the unaudited pro forma condensed consolidated financial data describe the adjustments made to the pro forma condensed consolidated financial data to illustrate the pro forma effects of the Merger and the proposed spin-off and announced sale of New SEAT.

You should read the following sections in conjunction with Olivetti’s audited consolidated financial statements and notes thereto included elsewhere in this Information Statement and Telecom Italia’s audited consolidated financial statements and notes thereto contained in the Telecom Italia Annual Report incorporated by reference herein.

The following unaudited pro forma condensed consolidated financial data is presented to illustrate the effects of:

i)	the Merger;

ii)	the incurrence of additional debt of up to €9 billion that will be used to finance the required withdrawal right of Olivetti shareholders (€11 million) and, with the residual amount of the additional debt, the Tender Offers, assuming the Tender Offers are fully subscribed. The actual level of the additional debt will depend on the final results of the Tender Offers; and

iii)	the proposed spin-off and announced sale of New SEAT;

on the historical operating results and financial position of the Olivetti Group for the year ended December 31, 2002 and at December 31, 2002.

Olivetti, as the surviving company in the Merger, will account for the Merger using the purchase method of accounting, under which tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their respective fair values. The unaudited pro forma condensed consolidated statement of operations includes such adjustments as are necessary to give effect to events directly attributable to the Merger, which are expected to have a continuing impact and are factually supportable. The pro forma allocations of the purchase price in the Merger have been reflected between identifiable intangible assets and goodwill applying the ratio deriving from the allocation that had been made in connection with the acquisition of the controlling interest in Telecom Italia by Olivetti in 1999. The purchase price allocation is subject to a complete fair value assessment and has therefore not been finalized due to the recent approval of the Merger transaction. Differences between the amounts included herein and the final allocations could be material.

The unaudited pro forma condensed consolidated financial information is presented in accordance with U.S. GAAP and includes the following:

•	The financial statements of Olivetti, with Telecom Italia consolidated, on a U.S. GAAP basis.

•

The proposed spin-off of New SEAT. The pro forma gives effect to the deconsolidation of the revenues, expenses, assets and liabilities of the spun-off entity and to the gross proceeds of approximately €3 billion to the Olivetti Group deriving from the above mentioned sale. The gross

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proceeds include amounts attributable to the disposal of the New SEAT ordinary shares to be acquired by Telecom Italia through the expected early exercise of the SEAT put option.

•	The effect of borrowing up to €9 billion in additional debt to finance the withdrawal rights of the Olivetti shareholders and the Tender Offers. For purposes of these pro formas we have assumed that the Tender Offers are fully subscribed and the full amount is borrowed. The actual borrowed amount will depend, as described above, on the result of such Tender Offers. New Telecom Italia will assume this debt.

•	The estimated effect of the Tender Offers. The effects of the Tender Offers have been estimated based on the assumption that the maximum number of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares are tendered to Olivetti in the Tender Offers. The tender offer price for each of the Ordinary Share Offer and the Savings Share Offer has been fixed based on the weighted average, plus a premium of 20%, of the official stock exchange prices of the Telecom Italia Ordinary Shares and Telecom Italia Savings Shares from March 12, 2003 to May 26, 2003, the day of the second call of Olivetti’s extraordinary shareholders’ meeting. This price has recently been fixed at €8.01 per Telecom Italia Ordinary Share and €4.82 per Telecom Italia Savings Share. The Tender Offers are being made for 17.3% of each class, which represents approximately 908.9 million Telecom Italia Ordinary Shares and 354.6 million Telecom Italia Savings Shares. The funding for the Tender Offers will come from the €9 billion discussed above.

•	The estimated impact of the Merger based on the agreed “natural” Exchange Ratio of 7 Olivetti Savings Shares (with a par value of €1 each) for each Telecom Italia Savings Share (with a par value of €0.55 each) and 7 Olivetti Ordinary Shares (with a par value of €1 each) for each Telecom Italia Ordinary Share (with a par value of €0.55 each) still held by third parties after the Tender Offers have been completed. Based on the estimates of Olivetti management, after taking into account the expected usage of the €9 billion borrowing for the Olivetti withdrawal right and the Tender Offers, approximately 10,193 million Telecom Italia Ordinary Shares and 11,510 million Telecom Italia Savings Shares will be held by third parties as a result of the Merger. The accompanying pro forma presentation uses the market share price of Olivetti’s stock as of two days before and two days after the announcement of the transaction on March 12, 2002 as the basis to estimate the fair value of the exchange offer for the Telecom Italia Shares. Since Olivetti at the time of the announcement did not have savings shares, in order to estimate the fair value of the exchange with respect to the Telecom Italia Savings Shares, the market share price of Telecom Italia Savings Shares as of two days before and two days after the announcement of the transaction on March 12, 2002 has been used as the basis to estimate the fair value of the exchange offer for the savings shares.

•	The effects of the conversion of the Olivetti 1.5% 2001–2004 and Olivetti 1.5% 2001–2010 convertible bonds that had been converted for a total amount of €7 million by April 15, 2003, the last date for the conversion of Olivetti convertible bonds under the terms governing the issues.

•	The Telecom Italia dividend distribution to minority interest of approximately €794 million, approved at the shareholders’ meeting called to approve the Plan of Merger.

•	As regards the financing of the withdrawals by Olivetti shareholders and, for the remaining availability of the line of credit, for the purchase of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares in the Tender Offers, the €9 billion granted for that purpose and the related cost included in the pro forma statement of operations at an interest rate of 4.1% with consideration given to the three tranches in which it will be disbursed.

•	The financing costs incurred in obtaining the line of credit to pay for the Olivetti withdrawal right and the purchase of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares in the Tender Offers of €90 million. This amount has been capitalized and amortized over the life of the debt, which is two years.

•	The costs that will be incurred in 2003 in connection with the successful outcome of the Merger for advisory services, legal opinions, valuations, etc., estimated to amount at most to €110 million have been included in the purchase price and short-term borrowings.

•	The reversal of the tax effect of €2,400 million of the write-down of the investment in Telecom Italia included in Olivetti’s statement of operations, since it was made only for tax purposes and in view of the fact that the write-down would not have been made on the assumption that the Merger was effective from January 1, 2002 and the tax effects of the pro forma adjustments reported in the statement of operations.

•	The elimination of the minority interest on the U.S. GAAP result for the year 2002 of Telecom Italia consolidated by Olivetti.

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The pro forma presentation indicates that the total additional goodwill from the Merger is approximately €17.3 billion. New Telecom Italia will adopt the requirements of SFAS 142 for goodwill and other indefinite lived intangibles. Therefore, no amortization has been reflected in the accompanying pro formas for the amount of the purchase price preliminarily allocated to goodwill and to intangibles with indefinite life.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and, because of its nature, is not necessarily indicative of the results of operations and the financial position of the Telecom Italia Group or New Telecom Italia had the Merger in fact occurred on those dates nor of the results of operations or the financial position of the Telecom Italia Group or New Telecom Italia for any future period.

You should read this section in conjunction with Olivetti’s audited consolidated financial statements and notes thereto included elsewhere in this Information Statement and Telecom Italia’s audited consolidated financial statements and notes thereto contained in the Telecom Italia Annual Report incorporated by reference herein.

U.S. GAAP Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2002

		Pro forma
	Olivetti U.S. GAAP with Telecom Italia consolidated Year Ended December 31, 2002 (1)	Adjustments				New Telecom Italia U.S. GAAP Pro forma Year Ended December 31, 2002 (1+2+3+4)
		Disposal of New SEAT (2)		Effect of additional borrowing (3)	Effect of Merger (4)
	(Millions of euro, except per share and per ADS amounts)	Net assets disposed of (*)	Cash received and early exercise of put option			(Millions of euro, except per share and per ADS amounts)
	(millions of euro)
Total revenues	31,864	(1,379)				30,485

Cost of materials	(2,312)	96				(2,216)
Personnel costs	(4,771)	285				(4,486)
Depreciation and amortization	(5,731)	471			(291)	(5,551)
Impairments of goodwill	(3,444)	3,257				(187)
Other operating expenses, net	(11,321)	484				(10,837)

Total operating expenses	(27,579)	4,593			(291)	(23,277)

Operating income / (loss)	4,285	3,214			(291)	7,208

Financial income and (expense), net	(2,813)	58	135	(369)	(74)	(3,063)
Other income (expense), net	(1,572)	(6)				(1,578)

Net income (loss) before income taxes	(100)	3,266	135	(369)	(365)	2,567
Income tax benefit (expense)	3,176	(122)			(2,136)	918
Minority interest	(1,120)	(13)			505	(628)

Net income (loss)	1,956	3,131	135	(369)	(1,996)	2,857

Net income per Share —Basic	0.2266 (5)	—	—	—		0.0919 (6)
Net income per Share —Diluted	0.2266 (5)	—	—	—		0.0919 (6)
Net income per Share ADS—Basic	—	—	—	—	—	0.9199 (6)
Net income per Share ADS —Diluted	—	—	—	—		0.9199 (6)

(*)	After elimination of infra group transactions.

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U.S. GAAP Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2002

		Pro forma
	Olivetti U.S. GAAP consolidated with Telecom Italia as of December 31, 2002 (1)	Adjustments				New Telecom Italia U.S. GAAP Pro forma as of December 31, 2002 (1+2+3+4)
		Disposal of New SEAT (2)		Effect of additional borrowing (3)	Effect of Merger (4)
		Net assets disposed of (*)	Cash received and early exercise of put option
	(millions of euro)
Assets:
Current assets	21,599	(756)	(153)			20,690
Fixed assets, net	21,503	(54)				21,449
Goodwill relating to Telecom Italia	24,106				17,346	41,452
Other intangible assets, net	17,064	(4,237)			2,012	14,839
Other long-term assets	8,639	(35)	(139)	8,989	(8,899)	8,555

Total assets	92,911	(5,082)	(292)	8,989	10,459	106,985

Liabilities and stockholders’ equity:
Current liabilities	18,599	(650)	(882)		988	18,055
Long-term debt	38,375	(433)	(2,417)	9,000		44,525
Reserves and other liabilities	11,340	(817)			770	11,293

Total liabilities	68,314	(1,900)	(3,299)	9,000	1,758	73,873
Minority interest	9,373	(3)			(6,367)	3,003
Stockholders’ equity	15,224	(3,179)	3,007	(11)	15,068	30,109

Total liabilities and stockholders’ equity	92,911	(5,082)	(292)	8,989	10,459	106,985

(*)	After elimination of infra group transactions. The amount reported in the line Stockholders’ Equity relates to the percentage of ownership of Telecom Italia in New SEAT.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Data

Under U.S. GAAP, the combination of Telecom Italia and Olivetti will be accounted for under the purchase method of accounting for business combinations, with Olivetti treated as the acquiror. The total purchase consideration has been estimated based on several assumptions, including the estimated number of Telecom Italia Ordinary Shares and Telecom Italia Savings Shares to be acquired by Olivetti from Telecom Italia shareholders in the Tender Offers and cancelled prior to the Merger becoming effective.

The preliminary announcement of the Merger of the two companies was made on March 12, 2003. On April 15, 2003, each of the Telecom Italia Board and the Olivetti Board approved the Merger and set the Exchange Ratios for the Merger. The terms of the Plan of Merger, including the “natural” Exchange Ratios of 7 Olivetti Savings Shares (with a par value of €1 each) for each Telecom Italia Savings Share (with a par value of €0.55 each) and 7 Olivetti Ordinary Shares (with a par value of €1 each) for each Telecom Italia Ordinary Share (with a par value of €0.55 each) were approved at the ordinary and extraordinary shareholders’ meeting of May 24, 2003 for Telecom Italia and May 26, 2003 for Olivetti. The Merger is expected to be completed in the first half of August 2003. Due to the fact that the Merger has not been completed yet, management has not had sufficient time to finalize its analysis of the purchase price allocation as of the date of this Information Statement. Therefore, the estimated consideration to be paid over the carrying value of Telecom Italia has been preliminarily reflected between identifiable intangible assets and goodwill as reported above in the accompanying pro formas. New Telecom Italia will use SFAS 142 in accounting for intangible assets with indefinite life and goodwill in the future, therefore no amounts have been amortized in the accompanying pro forma statement of operations for such assets and the amortization reported in the accompanying pro forma statement of operations relates only to intangible assets with lives between three to five years.

The accompanying pro formas are presented in the following manner:

1. The condensed consolidated Olivetti statement of operations for the year ended December 31, 2002 and balance sheet dated as of December 31, 2002, which consolidates Telecom Italia, have been derived from the

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Olivetti U.S. GAAP consolidated financial statements included elsewhere herein which have been audited by Ernst & Young, after taking into account the significant differences between Italian GAAP and U.S. GAAP.

2. Adjustments in this column are to give effect to the proposed spin-off from SEAT, the controlled Internet and Media subsidiary of Telecom Italia, of New SEAT and to the gross proceeds of approximately €3 billion from the sale of New SEAT based on the announcement of June 11, 2003 which, as described above, takes into account the additional disposal of the New SEAT ordinary shares arising from the expected early exercise of the SEAT put option. These adjustments are derived from the carve-out U.S. GAAP financial statements of the affected SEAT businesses. The disposal of these businesses is occurring in two phases.

•	Phase one is a spin-off to the existing shareholders, including Telecom Italia, of shares in the New SEAT. This entity will be listed on the Italian stock exchange.

•	The second step is for Telecom Italia to sell the shares it will hold in New SEAT including, as described above, those arising from the expected early exercise of the SEAT put option . Pursuant to requirements of Italian law, the purchasers of the New SEAT shares from Telecom Italia will be required to make the same offer to the remaining New SEAT shareholders.

These adjustments also include the pro forma effect of the fair value of the SEAT put option, expected to be exercised early, as of December 31, 2002 net of the previously deferred premium, for a total of €76 million, net of tax. Also included in equity is the preliminarily estimated loss on the closing of the New SEAT sale, estimated at approximately €96 million, net of tax.

3. The effects in this column include the additional borrowing of €9 billion in order to finance the Olivetti withdrawal right and to finance the Tender Offers that will be made based on the average market price, plus a premium of 20%, of €8.01 per Telecom Italia Ordinary Share and €4.82 per Telecom Italia Savings Share. As indicated, the full amount will be borrowed if the Tender Offers are fully subscribed. To the extent that Olivetti acquires fewer Telecom Italia Ordinary Shares and/or Telecom Italia Savings Shares in the Tender Offers it will borrow less under the Term Loan Facility. For each €100 million less borrowed, interest expense would be reduced by approximately €4.1 million.

4. This column gives effect to the estimated value of the completion of the Merger. Under U.S. GAAP, the average of the stock price for five days, two days before and two days after, the announcement are to be used to calculate the fair value of the Olivetti shares exchanged. The average price of the Olivetti shares according to this approach was €0.8884.

The purchase price for the Merger is expected to be €24,051 million plus direct acquisition costs of €110 million. These amounts are included in the adjustments in column 4. The total purchase price has been derived and allocated as follows:

(millions of euros)
Cash to be paid to existing Telecom Italia shareholders(1)	8,989
Value of Olivetti shares to be exchanged(1)	15,062
Direct acquisition costs	110

Total purchase price to be allocated	24,161
Carrying value of Telecom Italia on a U.S. GAAP basis	(5,573)
Preliminary allocation of identifiable intangibles on a proportional basis with the allocation that had been made at June 30, 1999	(2,012)
Related deferred taxes	770

Preliminary goodwill	17,346

(1)	Assumes the Tender Offers are fully subscribed. If the Tender Offers are less than fully subscribed, Olivetti will issue more shares in the Merger, which could result in a decrease in the amount of goodwill recorded for the Merger transaction.

The preliminary purchase price has been allocated on a preliminary basis to identifiable intangible assets and to goodwill. After the transaction has been completed New Telecom Italia will perform a purchase price allocation that will allocate the final purchase price to the fair value of the assets and liabilities assumed. The actual amount of that allocation, and the resulting goodwill, could differ materially from the preliminary goodwill estimated above.

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5. Net income per share for Olivetti, which currently does not have a class of savings shares outstanding prior to the Merger, has been computed by dividing income available to shareholders by the weighted average number of Olivetti Ordinary Shares outstanding, and diluted earnings per Olivetti Ordinary Share is increased to include any potential Olivetti Ordinary Shares and is adjusted for any changes to income that would result from the assumed conversion of those potential Olivetti Ordinary Shares. For the purpose of these calculations, the weighted average number of Olivetti Ordinary Shares was 8,630,753,657 for the year ended December 31, 2002.

6. Pro forma net income per share has been calculated based on the estimated number of Telecom Italia Shares and Telecom Italia Savings Shares that will be outstanding after the termination of the Tender Offers and the completion of the Merger. Olivetti currently does not have a class of savings shares outstanding prior to the Merger. In order to effect the Merger, Olivetti will issue new savings shares to the existing Telecom Italia Savings Shareholders. Net income per share has been calculated using the two-class method since New Telecom Italia will have both Ordinary Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standard 128, Earnings Per Share, Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential shares and is adjusted for any changes to income that would result from the assumed conversion of those potential shares. For purposes of these calculations, the weighted average number of shares was 30,333,649,850 for the year ended December 31, 2002. The calculations take into account the requirement that holders of New Telecom Italia Savings Shares are entitled to an additional dividend equal to 2% of the par value of New Telecom Italia Savings Shares above dividends paid on New Telecom Italia Ordinary Shares. In 2002, pro forma net income per New Telecom Italia Savings Share—Basic was €0.1030 and pro forma net income per New Telecom Italia Savings Share ADS—Basic was €1.0300.

Potential Effects of the Merger

The following is a discussion of potential effects of the Merger.

The Merger will add approximately €6.1 billion in additional long-term debt to the New Telecom Italia consolidated balance sheet, with respect to the Olivetti balance sheet, as a result of €9 billion to finance the withdrawal rights of the Olivetti shareholders and the Tender Offers for the Telecom Italia Ordinary Shares and Telecom Italia Savings Shares, partially offset by the gross cash proceeds from the announced sale of New SEAT for approximately €3 billion.

The businesses of New SEAT, together with the related adjusting entries at Telecom Italia consolidated level resulted in an operating loss of approximately €3,214 million, of which €3,257 million was for impairments of goodwill and €471 million was for depreciation and amortization. The disposal of these units could have a material impact on New Telecom Italia’s continuing results of operations and financial conditions in the future.

New Telecom Italia requires additional investment for its ongoing business, including additional capital expenditures for its fixed and mobile businesses. The additional indebtedness could impact the ability of New Telecom Italia to make these additional investments.

It is further expected that after the allocation of the final purchase price, there will remain a significant amount of goodwill. Prior to the Merger, Olivetti already had €24,106 million in goodwill related to the acquisition of the 55% of Telecom Italia Ordinary Shares in 1999. This goodwill will not be amortized on a periodic basis; instead, it will be subject to an annual impairment review under U.S. GAAP. The annual impairment review is contingent upon a number of variables and estimates. Depending on the future results of the underlying reporting units involved, the fair value of the reporting units could in the future be less than their carrying value, requiring additional write-offs of goodwill.

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PRO FORMA LIQUIDITY AND CAPITAL RESOURCES

The discussion which follows is based on the pro forma balance sheet which is prepared in accordance with U.S. GAAP and the total amount of indebtedness expected to be outstanding on completion of the Merger. There are significant differences between U.S. GAAP and Italian GAAP with respect to total historical long-term debt of the New Telecom Italia Group, which increases from €33,804 million under Italian GAAP to €38,375 million under U.S. GAAP.

The primary differences between U.S. GAAP and Italian GAAP long-term debt relates to the U.S. GAAP treatment of the SEAT Put/Call arrangements and the sale by Telecom Italia of real estate to IM.SER as well as the Tiglio Projects carried out by Olivetti and Telecom Italia. For a discussion of these transactions, see “Description of Olivetti Businesses—Information about the Olivetti Group Business—Facility Management Services: Olivetti Multiservices” and Note 28(d) and (i) of Notes to the audited financial statements of Olivetti, herein and “Item 5. Operating and Financial Review and Prospects—Consolidated Financial Statements as of and for the Three Year Period Ended December 31, 2002—Reconciliation of Italian GAAP to U.S. GAAP—Year ended December 31, 2002” of the Telecom Italia Annual Report incorporated by reference herein.

On a pro forma consolidated basis, under U.S. GAAP, at December 31, 2002 New Telecom Italia’s outstanding long-term debt was €44,525 million (€38,375 million at December 31, 2002 on an historical basis) and its short-term debt at December 31, 2002 was €6,126 million, including current portion of long-term debt, (€6,827 million at December 31, 2002 on an historical basis). Pro forma financial expenses, net, which include the effect of the increased debt would have totaled approximately €3,063 million in 2002 compared with

€2,813 million in 2002 on an historical basis.

Pro forma long-term debt of New Telecom Italia Group under U.S. GAAP includes the bank facility of

€9 billion to be entered in 2003 and utilized to fund the withdrawal rights of the Olivetti shareholders and the Tender Offers. If the total amount of the facility is used for the aforementioned reasons, the expected repayment terms are for €3,600 million in 2004 and for €5,400 million in 2005. In addition, pro forma long-term debt is presented net of the gross proceeds from the announced sale of New SEAT of €3,033 million, of the lower amount of €266 million to be paid for the expected early exercise of the SEAT Put/Call arrangements originally recorded for €2,417 million and net of long-term debt of New SEAT of €433 million. Finally pro forma long-term debt is presented net of the conversion of convertible bonds by Olivetti for €7 million.

The New Telecom Italia Group’s short-term debt due to banks, including the current portion of long-term debt to banks, was €4,115 million on an U.S. GAAP pro forma basis (€3,926 million at December 31, 2002 on an historical basis). The increase is due to the pro forma short-term debt for the payment of dividends to third parties of €794 million, the direct costs associated with the Merger of €110 million, net of short-term borrowings of New SEAT of €15 million and current portion of long-term debt of New SEAT of €700 million. As of December 31, 2002 the amount of unutilized short-term bank facilities on a pro forma basis was €9,081 million. Approximately 69% of these facilities were denominated in Euro and had varying interest rates. In addition, at December 31, 2002, the New Telecom Italia Group had pro forma cash and marketable securities in excess of €5,585 million.

The following table aggregates New Telecom Italia Group’s U.S. GAAP pro forma contractual obligations and commitments with expected repayment terms in the future. The pro forma amounts payable as of December 31, 2002 are reported below.

	Year ended December 31,
	2003	2004	2005	2006	2007	After 2007	Total
	(millions of euros)
Historical long-term debt (including current portion)	3,059	7,709	6,131	6,406	3,583	14,397	41,285
Finance lease	391	32	19	16	16	66	540

Total historical long-term debt	3,450	7,741	6,150	6,422	3,599	14,463	41,825
Pro forma disposal of New SEAT	(700)	—	(303)	—	—	(130)	(1,133)
Pro forma long-term bank facility for the Merger (withdrawals and voluntary Tender Offers)	—	3,600	5,400	—	—	—	9,000
Pro forma proceeds from sale of New SEAT	(3,033)	—	—	—	—	—	(3,033)
Pro forma early exercise of the SEAT Put/Call arrangements	2,151	—	(2,417)	—	—	—	(266)
Pro forma conversion of bonds	(7)	—	—	—	—	—	(7)

Pro forma long-term debt (including current portion)	1,861	11,341	8,830	6,422	3,599	14,333	46,386
Operating lease	29	14	8	7	6	5	69

Total	1,890	11,355	8,838	6,429	3,605	14,338	46,455

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The table above does not include pro forma short-term financial debt of €4,265 million (excluding current portion of long-term debt) outstanding at December 31, 2002.

As of December 31, 2002, on a U.S. GAAP pro forma basis, approximately 95% of New Telecom Italia Group’s long-term debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Chilean Peso. At December 31, 2002, approximately 19% of the long-term debt is carried at a floating rate.

Pro forma U.S. GAAP long-term debt of €1,861 million, €30,192 million and €14,333 million is scheduled to become due for repayment during 2003, in the years 2004-2007 and beyond 2007, respectively.

Long-term debt includes medium term notes issued by the Olivetti Group and its subsidiaries for a total amount of €13,780 million. For each note issued, the original rate an any credit protection step-ups are reported below.

Olivetti International N.V. - €700 million

•	Note (1998-2003) with a fixed annual 5.875% coupon + 0.15% step-up maturing in May 2003;

Olivetti International N.V. - €1,500 million

•	Note (1999-2009) with a fixed annual 5% coupon + 0.15% step-up maturing in February 2009;

Olivetti International N.V. - Swiss francs 100 million equivalent to €69 million

•	Swiss franc bond (1986-2046) with a fixed annual 5.625% coupon maturing in June 2046;

Olivetti Finance N.V. (originally Olivetti International Finance N.V.) - €4,200 million

•	Note (1999-2004) with a fixed annual 5 3/8% coupon + 0.45% step-up maturing in July 2004;

Olivetti Finance N.V. - €200 million

•	Note (2002-2005) with a floating rate coupon of 1.45% over the EONIA maturing in February 2005;

Olivetti Finance N.V.- €500 million

•	Note (2002-2005) with a floating rate coupon linked to quarterly EURIBOR + 130 basis points. Bondholders may extend maturity for subsequent periods of 21 months up to an overall maximum term of 10 years;

Olivetti Finance N.V. - €1,100 million

•	Note (2002-2006) with a floating rate quarterly coupon + 1.25% spread maturing in January 2006;

Olivetti Finance N.V. - €1,750 million

•	Note (2002-2007) with a fixed annual 6.5% coupon maturing in April 2007;

Olivetti Finance N.V. (originally Olivetti International Finance N.V.) - €2,350 million

•	Note (1999-2009) with a fixed annual 6 1/8% coupon + 0.45% step-up maturing in July 2009;

Olivetti Finance N.V. - €1,000 million

•	Note (2002-2012) with a fixed annual 7.25% coupon maturing in April 2012;

Olivetti Finance N.V. - 20 billion yen equivalent to €161 million

•	Note (2002-2032) with a fixed six-monthly 3.55% coupon maturing in May 2032 (callable by the issuer annually as from the tenth year); and

Olivetti Finance N.V. - €250 million

•	Note (2002-2032) with a fixed annual 7.77% coupon maturing in August 2032.

All the above Olivetti Finance N.V. notes were issued under the Euro Medium Term Note Program (the “EMTN Program”) which was launched in July 1999. In particular, the Boards of Directors of Olivetti and its financial subsidiaries Olivetti Finance N.V. and Olivetti International Finance N.V. approved in May 2002 a review of the Program, including the increase of the overall amount from €10 billion to €15 billion.

Long-term debt also includes convertible bonds issued by Olivetti and its subsidiaries for a total amount of €5,437 million, detailed as follows:

Olivetti Finance N.V.: 2000-2005 bond for €765 million exchangeable for Telecom Italia Ordinary Shares, with a fixed annual 1% coupon and redemption premium of 113.41% of the issue price (approximately €15.22 per bond) maturing in November 2005. Accordingly the loan results in an aggregate payable of €868 million. The yield on maturity is 3.5% per annum;

Olivetti S.p.A.: 2001-2004 bond for €1,267 million convertible into Olivetti Ordinary Shares, with a fixed annual 1.5% coupon and redemption premium of 105.07759% of the issue price (€2.6 per bond) maturing in January 2004. Accordingly the loan determines an aggregate payable of €1,331 million. The yield on maturity is 3.25% per annum.

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Olivetti Finance N.V.: 2002-2004 zero-coupon bond for €385 million maturing in March 2004. The loan is convertible into Telecom Italia Ordinary Shares; and

Olivetti S.p.A.: 2001-2010 bond for €2,410 million convertible into Olivetti Ordinary Shares, with a fixed annual 1.5% coupon and redemption premium of 118.37825% of the issue price (1.0 euros per bond) maturing in January 2010. Accordingly the bond results in an aggregate payable of €2,853 million. The yield on maturity is 3.5% per annum.

In addition, long-term debt includes notes issued by Telecom Italia in order to reduce its dependence on short-term debt, extend the average life of its financial indebtedness and expand its investor base. For these purposes, Telecom Italia established a U.S.$10 billion global medium term note program (the “Global Note Program”) at the end of 2000; on December 18, 2001, the Board of Directors approved the increase of the above mentioned Global Note Program up to U.S.$12 billion. Since January, 2001, the Telecom Italia Group has issued an aggregate principal amount of €12.5 billion in long-term debt in the capital markets under its Global Note Program, the net proceeds of which have been used to repay short-term indebtedness. The debt issued consisted of:

•	€2.5 billion of 1% exchangeable notes due 2006 (in September 2002, the notes decreased by €536 million, becoming €1,964 million, due to the buy-back of the notes by Sogerim, merged in 2002 into Telecom Italia Finance, and their subsequent cancellation;

•	€3.0 billion of 6.125% fixed rate notes due 2006;

•	€1.0 billion of floating rate notes due 2004;

•	€2.0 billion of 7% fixed rate notes due 2011;

•	€1.5 billion of floating rate notes due 2005;

•	€1.25 billion of 5.625% notes due 2007; and

•	€1.25 billion of 6.25% notes due 2012.

In connection with the Merger, Olivetti mandated a group of “Mandated Lead Arrangers” to arrange and underwrite €15.5 billion of senior credit facilities (the “Facilities”). The Facilities, which have been subsequently fully syndicated, consist of:

•	a €9.0 billion senior term loan (the “Term Loan Facility”) to fund both the cash out payment to dissenting Olivetti shareholders and the cash consideration payable upon completion of the Tender Offers, and

•	a €6.5 billion senior revolving credit facility (the “Revolving Credit Facility”) which will be used for the short-term financial requirements, including the repayment of commercial paper issued by any member of the New Telecom Italia Group, to refinance existing debt (including Telecom Italia’s existing €7.5 billion facility) and for general corporate purposes.

The drawn cost under the Facilities will be subject to a ratings grid; the repayment and cancellation of the €9.0 billion senior term loan will lead to a progressive reduction in the drawn cost.

Details of the Facilities are as follows.

Term Loan Facility

On April 24, 2003, Olivetti entered into a €9 billion Term Loan Facility with Banca Intesa, Barclays Capital, BNP Paribas, HSBC Bank plc, J.P.Morgan plc, The Royal Bank of Scotland plc, Unicredit Banca Mobiliare S.p.A. (as mandated lead arrangers), and J.P.Morgan Europe Limited (as agent).

Pursuant to the Term Loan Facility, up to €9 billion are available to finance:

•	The cash-out payment to Olivetti shareholders who have exercised their withdrawal right; and, for the amounts not used to finance the cash-out payment,

•	The Tender Offers made by Olivetti for a portion of the Telecom Italia Ordinary Shares and a portion of the Telecom Italia Savings Shares.

The Term Loan Facility is divided into three tranches. Under the terms and conditions of the Term Loan Facility the borrower may only use funds for the purposes described above.

Advances under the Term Loan Facility will bear interest at EURIBOR plus a margin that will depend on the long-term credit rating assigned by Standard & Poor’s or Moody’s, or both, to New Telecom Italia’s debt.

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The margin will also vary depending on which tranche the borrower utilizes. The agreement includes customary representations and warranties, and may only be drawn if the Merger becomes effective.

Revolving Facility

On April 24, 2003, Olivetti received a binding offer from Banca Intesa, Barclays Capital, BNP Paribas, HSBC Bank plc, J.P.Morgan plc, The Royal Bank of Scotland plc, Unicredit Banca Mobiliare S.p.A. (as mandated lead arrangers), and J.P.Morgan Europe Limited (as agent) to enter into the €6.5 billion multicurrency Revolving Credit Facility with:

•	New Telecom Italia (i.e. the company resulting from the Olivetti/Telecom Italia merger) and Telecom Italia Finance société anonyme (with the guarantee of Telecom Italia) if the Merger is effective prior to August 8, 2003; or

•	Telecom Italia and Telecom Italia Finance société anonyme (with the guarantee of Telecom Italia) if the Merger is not effective prior to August 8, 2003.

The Revolving Credit Facility is divided into two tranches aggregating €6.5 billion. Under the terms and conditions of the Revolving Credit Facility the borrower or borrowers (as defined therein) may use funds available for short-term financial requirements of the New Telecom Italia Group, including repayments of commercial paper issued by any member of the New Telecom Italia Group, to refinance existing debt (including existing €7.5 billion facility) and for general corporate purposes of the New Telecom Italia Group.

Advances made under the Revolving Credit Facility will bear interest at EURIBOR or LIBOR, as applicable, plus a margin that will depend on the long-term credit rating assigned by Standard & Poor’s or Moody’s or both, to the debt of New Telecom Italia. The margin will also vary depending on which tranche the borrower utilizes. The agreements include customary representations and warranties, including customary conditions to the utilization of the Revolving Credit Facility.

A summary of the maturities of the Facilities is reported below.

Facility	Amount (millions of euro)	Tenor		Term out
Term Loan Facility
Tranche A	€3,600	364 days		6 months
Tranche B	€3,600	18 months	(1)	6 months
Tranche C	€1,800	2 years		12 months

Revolving Credit Facility
Tranche D	€4,500	364 days		12 months
Tranche E	€2,000	3 years		None

(1)	Less one day

On a pro forma basis, New Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial indebtedness to total stockholders’ equity (including minority interest), was 135% under U.S. GAAP as of December 31, 2002 compared with Telecom Italia’s debt to equity ratio of 156% on a historical basis.

Management believes that the potential increase of debt of the merged entity can be serviced by the sale of non-core assets and the cash flow generated from continuing operations.

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DESCRIPTION OF OLIVETTI BUSINESSES

General

Olivetti, the parent of the Olivetti Group, acts as the industrial holding company for all of the Olivetti Group’s operating subsidiaries. Although the Olivetti Group has operations in office products, information technology, specialized automation systems and real estate and facility management and maintenance, it conducts its core operations in the fixed and mobile telecommunications business through its controlling stake in Telecom Italia. For a detailed description of the Telecom Italia business, please see “Item 4. Information on the Telecom Italia Group” of the Telecom Italia Annual Report incorporated by reference herein.

The current registered share capital of Olivetti is €8,851,162,824, composed of 8,851,162,824 ordinary shares with a nominal value of €1 each. There are no other classes of shares other than ordinary shares. The share capital is fully paid.

The authorized capital (fully paid capital plus capital that can be issued on the basis of resolutions already approved by the company’s Board of Directors concerning stock option plan, warrants or convertible bonds) is equal to €11,926,697,278.

Predecessor Activities

Olivetti, founded on October 29, 1908 under the laws of Italy, has transformed from a diversified conglomerate to an industrial holding company focused on specific sectors with a high technology content.

From the late 1980s to the mid 1990s, several industries in which Olivetti’s principal companies operate, particularly personal computers and certain operations in information technology systems, experienced a significant market downturn in Europe due in part to a considerable decrease in demand as a result of the overpricing of certain products. During this period, the Olivetti Group experienced significant financial difficulties due mainly to declining earnings and margin erosion and accumulated substantial debt. As a result, Olivetti decided to reorganize the Olivetti Group’s business activities.

Between 1995 and 1998, Olivetti implemented a number of restructuring measures aimed at reducing indebtedness, improving earnings and strengthening the Olivetti Group’s competitiveness, profitability and financial position. As part of these restructuring efforts, the Olivetti Group reduced its workforce, streamlined production, distribution, management and administration functions and improved cost and other controls. Olivetti also sold a number of the Olivetti Group’s under-performing assets, including its personal computer manufacturing operations in 1997 and certain information technology services operations in 1998.

As part of its restructuring initiatives in the mid 1990s, the Olivetti Group also expanded into the growing Italian fixed and mobile telecommunications market as a result of the award of mobile and fixed telecommunications licenses to two start-up companies in which Olivetti held an equity interest, Omnitel Pronto Italia S.p.A. (“Omnitel”) and Infostrada S.p.A. (“Infostrada”). Omnitel and Infostrada were awarded such licenses in 1994 and 1998, respectively. Prior to June 15, 1999, Olivetti’s interests in Omnitel, Italy’s second largest mobile telecommunications operator after TIM, and Infostrada, Italy’s second largest fixed wireline telecommunications operator after Telecom Italia, were held through OliMan Holding B.V. (“OliMan”), a joint holding company of Olivetti and Mannesmann AG (“Mannesmann”) in which Olivetti and Mannesmann had a 50.1% interest and 49.9% interest, respectively.

Tender Offer for Telecom Italia

In early 1999, Olivetti made a strategic decision to focus primarily on and expand the Olivetti Group’s business activities in the telecommunications services sector while continuing to take advantage of the Olivetti Group’s market position in its traditional office products and information technology segments and pursuing and developing new technologies and opportunities for expansion in these segments. This strategy was adopted largely as a result of new opportunities in the fixed and mobile telephone products and services market created following worldwide market deregulation in the telecommunications industry and advances in new digital and multimedia telephone technologies.

Accordingly, in May 1999, Olivetti jointly with its subsidiary Tecnost S.p.A. (“Tecnost”), made a tender offer for Telecom Italia, giving Olivetti an indirect 52.12% controlling interest in Telecom Italia’s Ordinary Shares. Following the success of this tender offer, the Olivetti Group was expanded to include all of the operating companies of Telecom Italia and Olivetti’s controlling interest in Telecom Italia’s Ordinary Shares eventually increased to 54.94%. The Telecom Italia Group operates in a wide range of fixed and mobile

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telecommunications sectors (including information technology, manufacturing and systems facilities) which complement its telecommunications operations, as well as in multimedia services and the Internet, in Italy and worldwide.

The tender offer was financed through the disposal of investments (including Olivetti’s interests in Omnitel and Infostrada), bank facilities, issue of ordinary shares and the issue of notes.

Information about the Olivetti Group Business

The Olivetti Group operates:

•	in the fixed and mobile telecommunications sector through the companies of the Telecom Italia Group (which accounted for third party revenues of approximately 96.8% of total consolidated revenues for the year ended December 31, 2002;

•	in the products, IT services and specialized systems sector through the Olivetti Tecnost Group; and

•	in the facility management sector through Olivetti Multiservices S.p.A. (“Olivetti Multiservices”).

Until the first half of 2002, Olivetti operated in the Internet services sector through Webegg S.p.A. (“Webegg”). At the end of July 2002, Olivetti sold its 50% stake in Webegg to Telecom Italia. For a more detailed discussion of the Webegg sale, see “Item 4. Information on the Telecom Italia Group—Business––Acquisitions” in the Telecom Italia Annual Report incorporated by reference herein.

Fixed and Mobile Telecommunications Sector: Telecom Italia Group

For a description of the Telecom Italia Group and its businesses see “Item 4. Information on the Telecom Italia Group” in the Telecom Italia Annual Report incorporated by reference herein.

As of December 31, 2002, the Telecom Italia Group businesses represented approximately 96.8% of consolidated net revenues and contributed a net loss for Olivetti Group consolidation purposes of € 97 billion (12.6% of the Olivetti Group consolidated loss).

Products, IT services and specialized systems: the Olivetti Tecnost Group

Olivetti Tecnost and its subsidiaries (the “Olivetti Tecnost Group”) are active in office products (Olivetti Advalia) and specialized application for service automation in banking, retail, gaming and public authorities (Vertical Division). Olivetti Tecnost has also extended its industrial and marketing activities to include a home automation service for private residential users, through DomusTech S.p.A. Gross revenues in 2002 were €914 million (of which €906 million were derived from customers outside the Olivetti Group) which represented approximately 2.9% of consolidated net revenues of the Olivetti Group.

The Olivetti Tecnost Group operates in a number of international markets (which account for 68% of its aggregate revenues). While its primary focus is in Europe (29%), Asia (12%) and Latin America (15%), it is also active in the consumer sector in North America (11%) through the subsidiary Royal Consumer Information Product Inc.

Olivetti Advalia.    Olivetti Advalia operates in the PC market, in the fax, ink jet, multifunctional products (MFP) businesses (products and supplies) and copier (products and supplies) businesses.

In the second half of 2002, Olivetti Advalia introduced new laser printers and color copiers to complete its offer for the professional channel and business users, renewed its laser and ink-jet fax range and expanded its digital copier offer.

Vertical Division.    The Vertical Division of the Olivetti Tecnost Group is active in the gaming, banking and retail, special products and the shop automation sectors.

In 2002, new initiatives were developed in the gaming sector, especially overseas: in Tunisia (contract with the Sport Commission to supply a turnkey solution for automation of the local football pools system), Peru (football pools automation, with supply of 1,500 terminals, of which 150 were delivered in 2002), India and China (with the launch of the new M380 family).

Olivetti Tecnost Group Industrial Plan.    In June 2002, Olivetti Tecnost presented its 2003-2005 Industrial Plan to the trade unions. The Plan’s main goal is to return Olivetti Tecnost to profitability through a series of

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business-specific measures: consolidation and expansion of the specialized IT systems sector (vertical business) and a re-launch operations in office products (office business), with a gradual move towards an offer of solutions and services and the start-up of new initiatives in the Canavese area around Ivrea in sectors where synergies exist with the Telecom Italia Group.

Measures in the Vertical Division will aim to consolidate and expand operations by gradually moving towards a solutions and services offer:

•	introduction of new products and solutions by integrating existing product ranges, enhancing R&D activities and improving the systems competencies of sales personnel; and

•	strengthening of sales operations in Italy and the Far East, growth in strategic overseas countries (Europe, Latin America) and entry into the United States.

In the office business, action will be taken to re-focus operations and re-launch the sales offer, by:

•	launching new digital products;

•	extending the offer for small and medium sized businesses towards integrated solutions;

•	re-organizing and strengthening the dealer channel; and

•	restructuring manufacturing operations in the ink-jet business.

The re-organization of Olivetti Tecnost Group’s industrial operations involved a review of production capacity and the transfer of all ink-jet technology to a single facility.

Therefore:

•	an agreement was reached with the trade unions on June 25, 2002 for the restructuring of the loss-making ink-jet business, through a re-conversion of the Scarmagno site, where new industrial operations will be set up, and the location of all ink-jet activities in the Arnad site. It was agreed with the trade unions that a two-year Extraordinary Redundancy Fund would be set up for a maximum of approximately 810 employees to permit start-up of the new operations and achieve a non-traumatic solution to surplus labor capacity, and that a special professional skills re-training program would be introduced for at least 300 people involved in the industrial restructuring;

•	new initiatives will be set up in the Canavese area (at the Scarmagno site) together with the Telecom Italia Group; and

•	all ink-jet activities will be located in the Aosta Valley (at the Arnad site), where R&D activities on new applications will be enhanced (in cooperation with Pirelli Labs, Telecom Italia Lab or other partners specializing in the various sectors concerned).

The agreement was ratified by the Ministry of Employment and Social Policies to enable Tecnost to forward its application for the Extraordinary Redundancy Fund from July 15, 2002 to July 14, 2004.

Regarding the Canavese area, an agreement was reached for the formation by the end of September 2002 of a company to operate in document management. The new company will be owned 80% by Olivetti Tecnost S.p.A. and 20% by Comdata Bis S.r.l., which is already active in this field.

Facility Management Services: Olivetti Multiservices

During 2002, Olivetti Multiservices made sweeping changes in its operations. As part of a framework agreement between the Pirelli and Olivetti-Telecom Italia Groups for the integration and enhancement of the real-estate assets and property services providers of the companies involved in the project (“Project Tiglio”), on September 1, 2002 the partial split-up of Olivetti Multiservices (as approved by the company Board of Directors on June 21, 2002) took effect through the transfer at book value of the company’s real estate assets, specifically 23 buildings and 10 development areas, to OMS2 s.r.1. (a wholly-owned subsidiary of Olivetti), and the consequent reduction of the share capital of Olivetti Multiservices.

Aggregate revenues for 2002 were €119.3 million, of which €75.8 million (0.2% of the Olivetti Group consolidated revenues) was derived from third parties outside the Olivetti Group and €43.5 million from the captive market.

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Information about the Telecom Italia Group Business

On June 26, 2003, Telecom Italia filed its Annual Report on Form 20-F for 2002 with the SEC. The Telecom Italia Annual Report, which is attached as Exhibit A hereto, is hereby incorporated by reference. You are encouraged to read the Telecom Italia Annual Report in its entirety as it sets out, among other things, the following information about the Telecom Italia Group:

Item 3.    Key Information

—	Risk Factors
—	Rates of Exchange
—	Selected Financial and Statistical Information
—	Dividends

Item 4.    Information on the Telecom Italia Group

—	Business
—	Business Units
—	Regulation
—	Description of Property

Item 5.    Operating and Financial Review and Prospects

—	Background
—	Critical Accounting Policies
—	Results of Operations
—	Liquidity and Capital Resources
—	Consolidated Financial Statements
—	Quantitative and Qualitative Disclosure about Market Risk

Item 6.    Directors, Senior Management and Employees

—	Directors
—	Employees
—	Compensation of Directors and Officers
—	Options to Purchase Securities from Registrant

Item 7.    Major Shareholders and Related-Party Transactions

—	Major Shareholders
—	Related-Party Transactions

Item 8.    Financial Information

—	Condensed Consolidated Pro Forma Financial Data
—	Pro Forma Liquidity and Capital Resources
—	Legal Proceedings

Item 9.    Listing

Item 10.    Additional Information

—	Exchange Controls and other Limitations Affecting Security Holders
—	Description of Bylaws and Capital Stock
—	Description of American Depositary Receipts
—	Taxation

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Item 18.    Financial Statements

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Olivetti’s Operating and Financial Review and Prospects should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Data” and the audited financial statements and notes thereto of Olivetti contained elsewhere in this Information Statement. The audited financial statements of Olivetti, and the financial information discussed below, have been prepared in accordance with Italian GAAP which differs in significant respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP, see Note 26 entitled “Reconciliation to Generally Accepted Accounting Principles in the United States” of the Notes to the audited financial statements of Olivetti.

The following discussion primarily relates to the Olivetti Group’s businesses, other than the Telecom Italia Group businesses. The Telecom Italia Group represented over 96.8% of the Olivetti Group’s total revenues and 85.2% of the Olivetti Group’s total assets (excluding goodwill related to Telecom Italia) in 2002. For a discussion of the Telecom Italia Group, see “Item 4. Information on the Telecom Italia Group” and “Item 5. Operating and Financial Review and Prospects” in the Telecom Italia Annual Report incorporated by reference herein.

General

Following the acquisition of Telecom Italia in 1999, the results of operations of the Telecom Italia Group operations have been included in the consolidated financial statements of Olivetti. As of December 31, 2002, the Telecom Italia Group businesses represented approximately 96.8% of the Olivetti Group consolidated revenues and contributed a net loss of €97 million (12.6% of the Olivetti Group consolidated loss).

During 2002, the Olivetti Group pursued the targets set forth in its 2002-2004 Industrial Plan (which encompassed Telecom Italia Group’s 2002-2004 Industrial Plan), in part by continuing the disposals program introduced in the last quarter of 2001 to strengthen the focus on core businesses and improve the Olivetti Group’s financial position. This program, which also envisages a select number of acquisitions, enabled the Olivetti Group to reach the target set by the strategic plan of disposals for €5 billion a year earlier than expected. For a discussion of significant dispositions and acquisitions of the Telecom Italia Group, see “Item 4. Information on the Telecom Italia Group—Significant Developments during 2002—Disposition and Acquisition of Certain Equity Investments” of the Telecom Italia Annual Report incorporated by reference herein.

The year 2002 was also a year of intense financial activity, mainly for the purpose of re-financing existing debt to extend overall maturity of the debt portfolio. A key event was the issue by Telecom Italia in the first half of 2002 of €2.5 billion dual-tranche fixed rate bonds (maturing in five and 10 years), as part of the Telecom Italia Group’s “Global Note Program.”

An important transaction at Olivetti was the placement of a €1.5 billion multi-tranche benchmark bond, divided into a five-year tranche for €1,000 million and a 10-year tranche for €500 million by the subsidiary Olivetti Finance. Olivetti Finance also called the “Olivetti Finance N.V. 1999-2004” bond two years ahead of the original maturity date in 2004, for an amount equivalent to the nominal amount plus accrued interest. Both transactions are part of the Olivetti Group’s re-financing and debt-maturity extension plan.

Olivetti Group also conducted various financial transactions in the second half of 2002. In July and August 2002, Olivetti Finance N.V. launched and placed a €385 million bond exchangeable for Telecom Italia Ordinary Shares, maturing on March 19, 2004. The bonds have a per-share conversion price of €9.30, and correspond to 41,400,000 Telecom Italia Ordinary Shares (0.79% of capital).

In September 2002, Olivetti successfully re-opened three bonds, for an aggregate amount of €1,550 million, subdivided into three tranches:

•	€400 million, raising the “Olivetti Finance N.V. floating-rate 2002-2006” bond to €1,000 million;

•	€650 million, raising the “Olivetti Finance N.V. 6.5% 2002-2007” bond to €1,650 million; and

•	€500 million, raising the “Olivetti Finance N.V. 7.25% 2002-2012” bond to €1,000 million.

These transactions raised the average life of Olivetti’s debt to 5.5 years (4.8 years in February 2002), with medium/long-term debt accounting for 93% of the total amount.

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As part of its re-financing plans, Olivetti also undertook extensive buy-backs of its own securities on the market and consequently cancelled the following:

•	“Olivetti S.p.A. Eonia linked notes 2001-2003” for €400 million; the issue was extinguished as a result;

•	“Olivetti Finance N.V. 1% 2000-2005” notes exchangeable for Telecom Italia Ordinary Shares for €1,235 million, reducing the principal amount of the notes to €765 million; and

•	“Olivetti Finance N.V. 5.375% 1999-2004” notes for €750 million, reducing the principal amount of notes to €4.2 billion.

Recent Developments—Olivetti Group Results for the First Quarter Ended March 31, 2003 compared to March 31, 2002

The information in this section should be read in conjunction with Olivetti’s audited consolidated financial statements, and the notes thereto, included elsewhere in this Information Statement. For a discussion of the Telecom Italia Group’s first quarter results, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2003 compared to March 31, 2002” in the Telecom Italia Annual Report incorporated by reference herein.

The summary historical condensed consolidated financial data for the Olivetti Group for the three months ended March 31, 2003 and March 31, 2002, have been derived from unaudited interim consolidated financial statements which, in Olivetti’s opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of Olivetti’s results of operations for the unaudited interim period. Olivetti Group results for the three months ended March 31, 2003 are not necessarily indicative of results that may be expected for the entire year. The discussion that follows will focus on the material business segment of the Olivetti Group other than the Telecom Italia Group.

Condensed Income Statement Data(1):

	March 31, 2002		March 31, 2003
	Total	%	Total	%
	(in millions of euros, except percentages)
Operating revenues	7,533	100.0	7,291	100.0
Operating income	1,391	18.5	1,515	20.8

Income (loss) before income taxes and minority interest	1,313	17.4	868	11.9

Income taxes	(636)	(8.4)	(713)	(9.8)

Net loss before minority interest	677	9.0	155	2.1

Minority interests	(864)	(11.5)	(552)	(7.5)

Net loss	(187)	(2.5)	(397)	(5.4)

Condensed Balance Sheet Data(1):

	December 31, 2002		As of March 31, 2003
	Total	%	Total	%	Changes
	(in millions of euros, except percentages)
Total assets	83,384	100.0	84,833	100.0	1,449

Total liabilities	62,760	75.3	64,174	75.6	1,414

Total stockholders’ equity	20,624	24.7	20,659	24.4	35

Total liabilities and stockholders’ equity	83,384	100.0	84,833	100.0	1,449

(1)	This financial data has been presented in condensed form because the available Olivetti financial data for the three months ended March 31, 2002 and 2003 use a classification system which differs in presentation from that used in the Olivetti financial statements provided elsewhere in this Information Statement. Accordingly, only those items which are common to both presentations are included in this table and discussed below.

Olivetti Group operating revenues amounted to €7,291 million for the three months ended March 31, 2003, compared to €7,533 million for the three months ended March 31, 2002, a decrease of €242 million, or 3.2%

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(+4.8% on a like-for-like basis and net of the impact of exchange rate movements). Telecom Italia Group operating revenues (which accounted for 97.7% of total operating revenues) decreased by €140 million, or 1.9%. Excluding the exchange rate effect and the changes in the consolidation area, Telecom Italia Group operating revenues improved by 6.4%.

Operating income for the three months ended March 31, 2003 was €1,515 million, an increase of €124 million from the three months ended March 31, 2002 (€1,391 million). The increase in operating income was primarily due to a reduction of costs (€366 million) which was higher than the decrease in revenues (€242 million).

Income before income taxes and minority interests for the three months ended March 31, 2003 was €868 million, compared to €1,313 million for the three months ended March 31, 2002. The decrease in income was primarily due to:

•	gains on disposals and other non-recurring income which totaled €70 million compared to €792.4 million in 2002; and

•	financial charges, net which totaled €518 million compared to €665 million for the three months ended March 31, 2002, a decrease of €167 million, largely attributable to the Telecom Italia Group as a result of lower average debt exposure and improved exchange rates in Brazil and Venezuela.

After income taxes of €713 million (compared to €636 million for the three months ended March 31, 2002) and minority interests of €552 million (compared to €864 million for the three months ended March 31, 2002), the Olivetti Group posted a consolidated net loss of €397 million for the three months ended March 31, 2003 (compared to a loss of €187 million in three months ended March 31, 2002). The increase in losses was primarily due to lower income before income taxes, partially offset by lower minority interest.

The table below analyses Olivetti Group net financial debt:

	As of December 31,
	2000	2000(1)	2001	2002
	(millions of euro)
Short-term debt, including current portion of long-term debt	16,927	16,536	9,072	6,827
Long-term debt	27,485	25,950	37,747	33,804
Cash and cash equivalents:
• Bank and postal accounts	(2,763)	(2,745)	(3,626)	(4,363)
• Cash and valuables on hand	(8)	(7)	(76)	(7)
• Receivables for sales of securities	(1)	(1)	(4)	(56)
Marketable debt securities	(2,909)	(2,759)	(3,616)	(1,927)
Financial accounts receivable	(1,538)	(1,538)	(1,599)	(1,506)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net	331	292	464	627

Net Financial Debt	37,524	35,728	38,362	33,399

(1)	Amounts Restated by Consolidating the Nortel Inversora Group with the Equity Method instead of the Proportional Method.

Analysis by company

	March 31, 2003 (a)	December 31, 2002 (b)	Changes (a-b)
	(millions of euros)
Telecom Italia Group	16,079	18,118	(2,039)
Olivetti S.p.A., and other operating and finance companies	15,812	15,281	531

Total net financial indebtedness	31,891	33,399	(1,508)

As of March 31, 2003, the Olivetti Group had 104,370 employees compared to 106,620 at March 31, 2002. The fall is primarily due to the change in the sale of manufacturing operations in Mexico (resulting in a decrease of 1,266 heads at Olivetti Tecnost Group), the consolidation within the Telecom Italia Group (resulting in a net decrease of 819 heads) and the disposal of certain companies by SEAT.

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Business Unit

The following discussion relates to the Olivetti Group’s principal business unit (other than the Telecom Italia Group), Olivetti Tecnost Group. Together, Telecom Italia and the Olivetti Tecnost Group account for more than 99% of the Olivetti Group’s consolidated net revenues.

Condensed Income Statement for Three Months ended March 31, 2003 and 2002(1):

	Olivetti Tecnost Group
	2002	2003
	(millions of euros)
Operating revenues	234.4	158
Operating income	1.7	(4)
Income (loss) before taxes and minority interest	(1.1)	(6.4)
Income taxes	(6.4)	(2.5)
Net loss before minority interest	(7.5)	(8.9)
Minority interests	0.9	0.6
Net result for consolidation purposes	(6.6)	(8.3)

(1)	This financial data has been presented in condensed form because the available Olivetti Tecnost Group financial data for the three months ended March 31, 2002 and 2003 uses a classification system which differs in presentation from that used in the Olivetti financial statements provided elsewhere in this Information Statement. Accordingly, only those items which are common to both presentations are included in this table and discussed below.

Olivetti Tecnost Group operating revenues in the three months ended March 31, 2003 totaled €158 million. This included €153 million of third-party revenues outside the Olivetti Group as follows: €99 million from hardware sales, €32 million from sales of consumables, €22 million from service sales and other revenues.

Compared with first three months ended March 31, 2002, revenues were down 32.8% (27.3% net of the impact of exchange rate movements), a decrease that to a large extent was expected in the Office area, as a result of the decision to cut sales of low-margin products, and in the specialized printer area due to the temporary sales slowdown in China, where an upturn is expected in the second half of the year.

Operating income for the three months ended March 31, 2003 was a loss of €4 million, a better result than business plan projections. Operating income for three months ended March 31, 2002 was €1.7 million, reflecting the positive impact of high specialized printer sales volumes in China.

Loss before income taxes and minority interests for the three months ended March 31, 2003 amounted to €8.9 million, compared to €7.5 million for the three months ended March 31, 2002. The increased loss was primarily due to lower revenues, which were only partially offset by the reduction in operating costs.

For Olivetti Group consolidation purposes, the Olivetti Tecnost Group posted a net loss of 8.3 million in the first three months of 2003, compared to a loss of €6.6 million in the first three months of 2002.

Olivetti Group Results of Operations for the Three Years Ended December 31, 2000, 2001 and 2002

The following table presents the Olivetti Group Italian GAAP statement of operations for the years ended December 31, 2000, 2001 and 2002, during which the Telecom Italia Group represented over 90.2%, 96.3% and 96.8% of net revenues, respectively. The following discussion of the results of the Olivetti Group will largely focus on the results of the Olivetti Tecnost Group, the principal business unit of the Olivetti Group other than the Telecom Italia Group. For a full discussion of the results of operations of the Telecom Italia Group for each of the years ended December 31, 2000, 2001 and 2002, see “Item 5. Operating and Financial Review and Prospects” in the Telecom Italia Annual Report incorporated by reference herein.

	Year ended December 31,
	2000(1)	2000 pro forma (1)(2)	2001	2002
	(millions of euro)
Statement of Operations Data in accordance with Italian GAAP:
Operating revenues	30,116	28,374	32,016	31,408
Other revenues	483	459	476	504

Total revenues	30,599	28,833	32,492	31,912

Cost of materials	3,058	2,931	2,640	2,315
Salaries and social security contributions	5,245	4,965	4,919	4,737
Depreciation and amortization	6,956	6,519	7,645	7,269

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	Year ended December 31,
	2001(1)	2000 pro forma (1)(2)	2001	2002
	(millions of euro)
Other external charges	11,136	10,476	12,687	12,188
Changes in inventories	(318)	(296)	92	62
Capitalized internal construction costs	(912)	(831)	(583)	(675)

Total operating expenses	25,165	23,764	27,400	25,896

Operating income	5,434	5,069	5,092	6,016

Financial income	1,202	1,162	1,446	1,569
Financial expense	(3,847)	(3,638)	(6,526)	(4,605)
Other income and (expense), net	135	165	(3,109)	(5,496)

Income (loss) before income taxes and minority interests	2,924	2,758	(3,097)	(2,516)
Income taxes	(1,923)	(1,813)	(579)	2,210

Net income (loss) before minority interests	1,001	945	(3,676)	(306)
Minority Interest	(1,941)	(1,885)	586	(467)

Net loss	(940)	(940)	(3,090)	(773)

Amounts in accordance with U.S. GAAP:
Total revenues			32,274	31,864
Operating Income			3,981	7,729
Loss before income taxes and minority interests			(6,056)	(100)
Income taxes			(240)	3,176
Income (loss) before minority interests			(6,296)	3,076
Minority interests			2,270	(1,120)
Cumulative effect of accounting changes, net of taxes			20	—
Net Income (loss)			(4,006)	1,956
Net Income (loss) per Share—Basic(3)			(0.4698)	0.2266
Net Income (loss) per Share—Diluted(3)			(0.4698)	0.2266

(1)	Beginning with the consolidated financial statements for the year ended December 31, 2001, under Italian GAAP, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method. Under U.S. GAAP, the Nortel Inversora group is accounted for using the equity method. These differences in accounting treatment for 2000 did not affect net income and stockholders’ equity but had an impact on other line items, such as operating revenues and operating expenses, as well as a number of balance sheet line items.
(2)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(3)	Computed on the weighted average number of Olivetti Ordinary Shares outstanding in 2001 and 2002, equal to 8,570 million and 8,631 million, respectively.

Operating Revenues

2002 compared to 2001

Olivetti Group operating revenues amounted to €31,408 million in 2002, compared with €32,016 million in 2001, a decrease of 1.9% (an increase of 3.1% on a comparable consolidation basis and net of the impact of exchange-rate movements). Excluding the Telecom Italia Group, operating revenues in 2002 were €1,007.5 million compared to €1,198.1 million in 2001, a 15.9% decrease. This decrease was primarily due to the decrease in revenues of Olivetti Tecnost and the disposal of Webegg to the Telecom Italia Group in the second part of the year.

2001 compared to 2000

Olivetti Group operating revenues for 2001 totaled €32,016 million, an increase of 12.8%, after deconsolidation of the Nortel Inversora Group, compared to 2000 (an increase of 2.5% at constant consolidation, considering companies present in both years). This increase reflected the positive performance of the Telecom Italia Group (primarily in mobile services). Telecom Italia operating revenues amounted to €30,818 million and

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accounted for 96.3% of total operating revenues; net of amounts due to other telecommunications operators, operating revenues totaled €27,104 million and rose by €2,648 million from 2000 (an increase of 10.8%). Excluding the Telecom Italia Group, operating revenues in 2001 were €1,198 million compared to €1,205 million in 2000, a 0.5% decrease.

Operating Income

2002 compared to 2001

Operating income for the year 2002 amounted to €6,016 million compared to €5,092 million for the year 2001. The 18.1% increase in operating income for the year 2002 was primarily due to a decrease in operating costs, which was greater than the increase in revenues. Among the other items affecting operating income for the year 2002 were cost of materials amounting to €4,737 million (a decrease from €4,919 million in 2001), other external charges amounting to €12,188 million (a decrease from €12,687 for 2001) and depreciation and amortization charges which totaled €7,269 million (compared to €7,645 in 2001).

Excluding the Telecom Italia Group, operating income in 2002 reflected a loss of €1,399 million compared to a loss of €1,651 million in 2001. This decrease in the loss was primarily due to the strong cost containment policy and to the consolidation of the Webegg Group into the Telecom Italia Group in the second half of the year.

2001 compared to 2000

Operating income in 2001 was €5,092 million, compared to €5,069 million in 2000. The 0.5% increase for the year 2001 was primarily due to the growth in operating revenues.

Excluding the Telecom Italia Group, operating income in 2001 reflected a loss of €1,651 million compared to a loss of €1,483 million in 2000. The €168 million increase in loss was mainly due to provisions for risks on certain businesses.

Loss before income taxes and minority interests

2002 compared to 2001

The Olivetti Group loss before income taxes and minority interests for the year 2002 was €2,516 million (compared to a loss of €3,097 million in 2001). The 18.8% decrease in the loss before income taxes and minority interests was primarily due to the above mentioned factors and to:

•	gains on disposals and other non-recurring income of €2,990 million, a 199% increase compared to €999 million in 2001;

•	non-recurring charges of €8,486 million (including €3,486 million attributable to the write-down of goodwill and the call option on SEAT shares), a 106.6% increase compared to €4,108 million in 2001; and

•	write-downs and other net financial charges of €3,036 million, a 42.5% decrease compared to €5,280 million in 2001 which reflects income from equity investments of €57 million (compared to €221 million in income from 2001), financial charges of €2,307 (compared to charges of €3,105 in 2001) and write-downs on financial assets of €786 million (compared to write-downs of €2,196 million in 2001).

The Telecom Italia Group loss before income taxes and minority interest in 2002 for Olivetti consolidation purposes amounted to €313 million (a 2.3% increase compared to €306 million in 2001) of the total Olivetti Group result.

Excluding the Telecom Italia Group, the loss before income taxes and minority interests in 2002 was €2,203 million compared to €2,790 million in 2001, a 21.0% decrease. The decrease in loss was primarily due to:

•	non-recurring charges which totaled €111 million, a 31.1% decrease compared with €161 million in 2001;

•	net financial charges which totaled €807 million, a 15.1% decrease compared with €951 million in 2001, mainly due to a lower average financial exposure;

•	value adjustments to financial assets which totaled €105 million, a 56.4% decrease (compared to €241 million in 2001), which included €118 million of write-down of 174 million SEAT shares.

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2001 compared to 2000

The Olivetti Group loss before income taxes and minority interests for the year 2001 was €3,097 million (compared to a gain of €2,758 million in 2000). The decline of €5,855 million compared to 2000 was primarily due to an increase in non-recurring costs in 2001 (primarily attributable to a €2,984 million write-down of goodwill related to Telecom Italia’s subsidiaries and equity investments), in net financial charges (primarily attributable to the increased financial exposure and to the renegotiation of Telecom Italia put/call options on SEAT shares) and in write-downs of equity investments and other financial assets. The decrease reflects a 43.5% decrease in income from equity investments of €221 million (compared to €391 million in income from 2000), an 85.6% increase in financial charges of €3,105 million (compared to charges of €1,673 million in 2000) and an 83.9% increase in value adjustments to financial assets of €2,196 million (compared to adjustments of €1,194 million in 2000). The loss before income taxes and minority interests in 2001 of Telecom Italia represented €306 million of the total Olivetti Group result. In 2000, the profit before income taxes and minority interest of Telecom Italia represented €4,964 million of the total Olivetti Group result.

Excluding the Telecom Italia Group, the loss before income taxes and minority interests in 2001 was €2,790 million compared to €2,206 million in 2000, an increase in losses of €584 million primarily due to:

•	non-recurring income of €147 million compared to €326 million in 2000, a 54.9% decrease mainly attributable to a reduction in gains on disposals;

•	non-recurring charges of €161 million, compared to €28 million in 2000, a 475% increase mainly attributable to miscellaneous charges;

•	value adjustments to financial assets of €241 million, compared to €47 million in 2000, a 412.8% increase mainly attributable to write-downs on Telecom Italia and SEAT shares (both excluded from the consolidation as classified as current assets); and

•	net financial charges of €951 million, compared to €1,064 million in 2000, a 10.6% decrease due to lower average financial exposure.

Net loss

2002 compared to 2001

The Olivetti Group net loss for financial 2002 was €773 million, a 75.0% decrease (compared to a loss of €3,090 million in 2001). Excluding amortization of goodwill on the acquisition of Telecom Italia, the Olivetti Group had net income of €520 million in 2002, a €2,311 million improvement (compared to a net loss of €1,791 million in 2001). The net loss for the year 2002 for Telecom Italia amounted to €97.2 million, a 85.5% decrease compared to a net loss of €671.7 million in 2001.

Excluding the Telecom Italia Group, the net loss for the year was €676 million, a 72% decrease compared to a loss of €2,418 million in 2001. In 2002, Olivetti S.p.A. recorded a tax credit of €1,603 million, largely as a result of the writedown of the Telecom Italia equity investment solely for tax purposes; this produced a positive overall tax effect of €1,078 million, including a tax asset of €609 million.

2001 compared to 2000

The Olivetti Group net loss for 2001 was €3,090 million, a 228.7% increase compared to a loss of €940 million in 2000. Excluding amortization of goodwill on the acquisition of Telecom Italia, the Olivetti Group net loss amounted to €1,791 million (compared to net earnings of €111 million in 2000). The net loss for the year 2001 for Telecom Italia (for Olivetti consolidation purposes) amounted to €672 million, a €1,356 million decline compared to €684 million in income in 2000.

Excluding the Telecom Italia Group, the net loss for the year was €2,418 million, a 49% increase compared to a loss of €1,623 million in 2000. Such result was primarily due to the reasons cited above.

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Olivetti Tecnost Results for the Three Years Ended December 31, 2000, 2001 and 2002

Business Unit Financial Data

The following table sets forth condensed income statement for the Olivetti Tecnost Group for the three years ended December 31, 2000, 2001 and 2002.

	Olivetti Tecnost Group
	2000	2001	2002
	(millions of euros)
Operating revenues	1,130.2	1,097.0	914.0
Operating Income	(2.5)	13.1	13.9
Income (loss) before income taxes and minority interest	19.4	(41.5)	(80.2)
Income taxes	13.0	(14.5)	(11.0)
Income (loss) before minority interest	32.4	(56.0)	(91.2)
Minority interest	(8.9)	1.3	4.1
Net result for consolidation purposes	23.5	(54.7)	(87.1)

(1)	This financial data has been presented in condensed form because the available Olivetti Tecnost Group financial data for the years ended December 31, 2000, 2001 and 2002 use a classification system which differs in presentation from that used in the Olivetti financial statements provided elsewhere in this Information Statement. Accordingly, only those items which are common to both presentations are included in this table and discussed below.

Operating revenues

2002 compared to 2001

Revenues for the Olivetti Tecnost Group for financial 2002 amounted to €914 million (including €906 million from customers outside the Olivetti Group), a decrease of 16.7% from operating revenues of €1,097 million in 2001 (down 12.7% net of the exchange rate effect). Operating revenues comprised €588 million for hardware products, €154 million for supplies, €73 million for services and €99 million of other revenues.

The decrease in operating revenues was primarily attributable to the office products division where third-party revenues fell sharply (down 19%) and to a lesser extent to the vertical applications division where third-party revenues also fell (down 11.6%).

In the special products sector, operating revenues more than doubled in 2002, mainly as a result of the supply of TP Label automatic weighing and franking machines to the Italian Post Office.

2001 compared to 2000

In 2001, the Olivetti Tecnost Group achieved total operating revenues of €1,097 million (of which €1,076 million with third-party customers outside the Olivetti Group), a decrease from year 2000 (€1,130.2 million in 2000). Digital product deliveries revenues increased 114% in 2001 (volume increased 64% over 2000), due to the introduction of a complete range of multifunctional photocopiers. Specialized products and services for vertical applications division also recorded an increase over 2000 in third-party revenues of approximately €295 million, a 29% increase in value compared to the year before.

Operating income

2002 compared to 2001

Operating income for the year 2002 amounted to €13.9 million compared to €13.1 million in 2001, an increase of 6.1%. The increase was primarily due to the following factors which offset the decline in revenues:

•	operating costs for the year 2002 decreased to €850.2 million (compared to €1,017 million for the year 2001);

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•	depreciation and amortization charges fell to €24.7 million (compared to €43.7 million in 2001); and

•	value adjustments and provisions for risks totaled €15.5 million (compared to €20.3 million in 2001).

2001 compared to 2000

Operating income for the year 2001 amounted to €13.1 million (compared to a loss of €2.5 million in 2000). The increase in operating income for 2001 was primarily due to the following factors, which offset the decline in revenues:

•	operating costs for the year 2001 amounted to €1,017 million compared to €1,061.2 million for the year 2000;

•	depreciation and amortization charges totaled €43.7 million (compared to €47 million in 2000); and

•	value adjustments and provisions for risks were €20.3 million compared with €21.8 million.

Loss before income taxes and minority interest before taxes

2002 compared to 2001

The Olivetti Tecnost Group loss before income taxes and minority interest in 2002 was €80.2 million, (compared to a loss of €41.5 million in 2001). The increase in such loss was primarily due to:

•	gains on disposal and other non recurring income which totaled €5.6 million compared to €26.6 million in 2001;

•	non recurring charges which totaled €82.1 million compared to €69.7 million in 2001; and

•	net financial charges which totaled €17.4 million compared to €9.8 million in 2001.

2001 compared to 2000

The Olivetti Tecnost Group loss before income taxes and minority interest for the year 2001 was €41.5 million (compared to income of €19.4 million in 2000). The main causes of the loss before income taxes and minority interest for 2001 were:

•	non recurring income of €26.6 million, decreased from €59.2 million in 2000; and

•	non recurring charges increased to €69.7 million in 2001 compared to 32.8 million in 2000 (mainly due to higher reorganization charges).

Net result for the year for consolidation purposes

2002 compared to 2001

After taxes and minority interests, the Olivetti Tecnost Group posted a net loss after adjustments for Olivetti consolidation purposes of €87.1 million for financial 2002 (a loss of €54.7 million in 2001), after taking a net non-recurring charge of €76.5 million relating to the corporate restructuring, implementation of which is essential to ensure a return to profitability in the future.

2001 compared to 2000

After taxes and minority interests, the Olivetti Tecnost Group posted a net loss after adjustments for Olivetti consolidation purposes of €54.7 million for financial 2001 (€23.5 million in 2000).

Liquidity and Capital Resources

Set forth below is a discussion of the liquidity and capital resources of the Olivetti Group. For a discussion of the liquidity and capital resources of the Telecom Italia Group, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resouces” of the Telecom Italia Annual Report incorporated by reference herein. For a discussion of the impact the Merger will have on the financial statements of Olivetti and Telecom Italia when they are combined into one (including the impact of to the assumption of Olivetti’s debt together with the incurrence of additional debt of up to €9 billion that will be used to finance the required withdrawal right of Olivetti shareholders (€11 million) and the Tender Offers) see “Pro Forma Liquidity and Capital Resources.”

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Liquidity

The Olivetti Group’s primary source of liquidity is cash generated from operations, particularly from telecommunications services, and its principal uses of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders and strategic investments, such as international acquisitions.

The table below summarizes, for the periods indicated, the Olivetti Group’s cash flows.

	Year ended December 31,
	2001	2002
	(millions of euro)
Net cash provided by operating activities	5,657	7,083
Net cash used in investing activities	(10,042)	(1,065)
Net cash provided by (used in) financing activities	5,319	(5,298)
Net increase (decrease) in cash and cash equivalents	934	720
Cash and cash equivalents:
Beginning of year	2,772	3,706
End of year	3,706	4,426

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was €7,083 million in 2002 and €5,657 million in 2001. The increase in 2002 compared to 2001 was primarily due to lower levels of losses before minority interest (€2,597 million in 2002 compared to €3,097 million in 2001), the significant level of write-downs of fixed assets, intangibles and other long-term assets (€4,387 million in 2002 compared to €3,753 million in 2001), the net change in other liabilities which increased cash from operating activities by €1,819 million in 2002 compared with a positive contribution of €1,432 million in 2001. Such effects were only partially offset by lower levels of depreciation and amortization in 2002 (€7,269 million) compared to 2001 (€7,645 million) and net gains on disposals of fixed and intangible assets and other long-term assets (€2,243 million in 2002 compared with €373 million in 2001).

Net Cash Used in Investing Activities

Net cash used in investing activities was €1,065 million in 2002 and €10,042 million in 2001. Investments in fixed assets, which consisted for the most part of telecommunications installations acquired by Telecom Italia and TIM, were €3,291 million in 2002 and €4,317 million in 2001. Investments in intangible assets (including goodwill of €346 million in 2002 and €1,193 million in 2001) were €1,956 million in 2002 and €4,107 million in 2001. The decrease in 2002 compared to 2001 was principally due to the reduced level of acquisitions in 2002. In 2002 such investments include €1,325 million of equity investments (of which €287 million related to Telecom Italia treasury stock); in 2001 such investments include €1,906 million of investments made by TIM International in the associated company Is TIM (this entire investment was written off in 2002). In 2001 and 2002 proceeds from sales of fixed assets, intangible assets and long-term investments were €1,484 million and €5,968 million (mainly relating to the disposal of equity investments). Net proceeds in 2002 are largely responsible for the net cash used as it offset the levels of investment in fixed assets, intangible assets and other long-term assets.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by (used in) financing activities was a net cash use of €5,298 million in 2002 compared to net cash provided of €5,319 million in 2001. Net cash used in financing activities in 2002 reflected a decrease of €3,089 million in long-term debt and a decrease in short term debt of €2,245 million Net cash provided by in financing activities in 2001 reflected a significant increase in long term debt (€11,009 million) as the Telecom Italia Group replaced short term debt with long term debt to extend the average life of its debt. The proceeds of such long term debt was primarily used to retire indebtedness, including €7,855 million of short term debt.

Capital Resources

As a result of the Merger an historical discussion of the Olivetti Group’s Capital Resources would not be meaningful. For a discussion of capital resources, including repayment obligations on the New Telecom Italia Group’s financial indebtedness, see “Pro Forma Liquidity and Capital Resources.”

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New Loan Facility

On April 24, 2003, Olivetti entered into a €9 billion term loan facility. Pursuant to the terms of this facility, up to €9 billion is available to finance the cash-out payment to Olivetti shareholders who have exercised their withdrawal right and, for the amounts not used to finance the cash-out payment, the Tender Offers. Concurrently, Olivetti received a binding commitment whereby New Telecom Italia, or, under certain circumstances, Telecom Italia and its finance subsidiary Telecom Italia Finance S.p.A., will have access to a €6.5 billion senior revolving credit facility available for short-term financial requirements including the repayment of commercial paper issued by any members of the New Telecom Italia Group, to refinance existing debt (including Telecom Italia’s existing €7.5 billion facility) and for general corporate purposes. Payments for withdrawal rights and for the Tender Offers in connection with the Merger will only be made after the Merger becomes effective. In particular, Olivetti will make payments in respect of exercised withdrawal rights at the latest within 90 days of the date on which the Merger becomes effective, while payments for the Tender Offers will be made within five business days following the effectiveness of the Merger. See “Pro Forma Liquidity and Capital Resources.”

Legal Proceedings

For a description of material legal proceedings involving Telecom Italia or its affiliates and subsidiaries, please see “Item 8. Financial Information––Legal Proceedings” of the Telecom Italia Annual Report incorporated by reference herein.

Olivetti Group (other than Telecom Italia Group)

Poste Italiane

Criminal proceedings were brought by the Rome public prosecutors against former representatives and former employees of Olivetti and of Poste Italiane S.p.A. (“Poste Italiane”), the Italian Postal company) regarding products and services provided by Olivetti to Poste Italiane in the early 1990s. The Rome magistrates recently acquitted all the Olivetti personnel involved in the investigation of the charge of misappropriation. The verdict became final after an appeal made by the Public Prosecutor was rejected by the Rome Court of Appeal. A Rome judge also recently acquitted all the former Olivetti managers involved in the investigations as far as alleged corruption was concerned. This decision has been appealed by the Public Prosecutor.

Disputes in the Rome courts between Olivetti and Poste Italiane. for non-payment by Poste Italiane for products and/or technical assistance are still pending. Rulings made by the courts to date are in favor of Olivetti and have been appealed by Poste Italiane.

Personal Computer Business

In relation to the disposal of the personal computers business in April 1997, lawsuits have been brought and are still pending before the Ivrea courts against Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A. by:

•	Centenary Corporation and Centenary International, for damages of 250 billion Italian lire or €129.1 million, which the plaintiffs allege they suffered as a consequence of the acquisition of the Olivetti Group’s personal computer business (through the acquisition of the specific company division, which was demerged and transferred to OP Computers S.p.A., established for that purpose);

•	ex-employees of OP Computers S.p.A., claiming that the contracts relating to the aforementioned disposal of the personal computer business are null and void, to obtain reinstatement as employees of Olivetti, with payment of salary differences and damages (of 310 billion Italian lire or €160.1 million);

•	the receiver of OP Computers S.p.A. (which is in bankruptcy proceedings), claiming that the contract of sale of the personal computers business by Olivetti Personal Computers to OP Computers is either null and void, or to be annulled or revoked with a claim for damages (of 158 billion Italian lire, or €81.6 million); and

•	a group of ex-employees of OP Computers S.p.A., who in 1998 filed a complaint against former legal representatives of the company. The Ivrea Public Prosecutor’s office is currently investigating the complaint and the case is still pending.

Olivetti and its external advisors believe that the transactions carried out regarding the disposal of the personal computers business were legal and proper, and therefore consider the above legal actions to be essentially groundless in fact and in law.

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Piedmont International

Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A., for their part, have brought a lawsuit against Piedmont International S.p.A. (a Centenary Group company) before the Court of Milan for the recovery of credits from the latter amounting to 100 billion Italian lire (€51.6 million) or for a higher amount to be proven in court. On February 4, 2003, the Milan Court, first grade, ordered Piedmont to pay Olivetti and Olivetti Finanziaria Industriale S.p.A. a total amount of approximately €46 million.

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OWNERSHIP OF OLIVETTI AND TELECOM ITALIA SHARES BY DIRECTORS, EXECUTIVE OFFICERS, STATUTORY AUDITORS AND AFFILIATES

The following table shows the shares issued by Olivetti and its subsidiaries (including Telecom Italia) that were owned by Olivetti directors, statutory auditors and their affiliates as of December 31, 2002. According to Olivetti’s Code of Conduct on Internal Dealing, each of Olivetti directors and executive officers is obliged to disclose material transactions directly or indirectly undertaken on listed securities issued by Olivetti and its subsidiaries, either on a quarterly basis or immediately, depending on the value of the transaction. In 2003 no such disclosure has been made to date and therefore the following information is considered to be current.

Name	Company	Number of shares held at end of prior year	Number of shares purchased		Number of shares sold	Number of shares held at end of 2002 (or at date of resignation)
Board of Directors
Chairman
Antonio Tesone	Olivetti Ordinary Shares	224	0		0	224
	TIM ordinary shares	625	0		0	625
Cesare Geronzi	Olivetti Ordinary Shares	15,250	59,475		74,725	0
	Telecom Italia Ordinary Shares	0	3,980		2,180	1,800
	Telecom Italia Ordinary Shares	4,950	7,250		6,600	5,600
	TIM ordinary shares	5,000	4,900		2,900	7,000
	SEAT ordinary shares	23,000	13,000		36,000	0
Alberto Pirelli	Telecom Italia Ordinary Shares	550	0		0	550
	TIM ordinary shares	750	0		0	750
	SEAT ordinary shares	3,000	0		0	3,000
Dario Trevisan(3)	Olivetti Ordinary Shares(1)	6,961	0		0	6,961
	SEAT ordinary shares	1,000	0		0	1,000
Alberto Varisco	SEAT ordinary shares	5,000	0		0	5,000
Board of Statutory Auditors
Franco Caramanti	Telecom Italia Savings Shares	20,000	0		0	20,000
Chief Operating Officer
Corrado Ariaudo(4)	Olivetti Ordinary Shares	0	533,332	(2)	233,332	300,000
	Telecom Italia Ordinary Shares	50,000	0		0	50,000
	Telecom Italia Savings Shares	200,000	0		0	200,000
	TIM ordinary shares	25,000	0		0	25,000

(1)	Operations carried out by separate company-managed asset portfolio.
(2)	Through exercise of stock options.
(3)	Resigned with effect from April 16, 2003.
(4)	Resigned with effect from December 31, 2002.

For details of the listed shares issued by Telecom Italia and its subsidiaries that are owned by Telecom Italia directors, executive officers, statutory auditors and their affiliates, see “Item 7. Major Shareholders and Related-Party Transactions” of the Telecom Italia Annual Report incorporated by reference herein. As of June 16, 2003, apart from the director, executive officers and statutory auditor listed below, no Telecom Italia director, executive officer and statutory auditor owned Olivetti shares:

Name	Company	Number of Shares
Directors
Umberto Colombo	Olivetti Ordinary Shares	14,062
Board of Statutory Auditors
Salvatore Spiniello	Olivetti Ordinary Shares	50,000
Executive Officers
General Counsel
Francesco Chiappetta	Olivetti Ordinary Shares	1,000
Head of Information Technology Market
Giuseppe Tronchetti Provera	Olivetti Ordinary Shares	47,000

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VOTING SECURITIES OF NEW TELECOM ITALIA AND THE PRINCIPAL HOLDERS THEREOF

Ownership of New Telecom Italia Ordinary Shares

For a description of the estimated percentage ownership of New Telecom Italia Ordinary Shares by Olimpia, which will be New Telecom Italia’s largest shareholder, see “Terms of the Transaction—Reasons for the Merger—Principal Business Rationales—Improved Ownership Structure: Majority ownership by shareholders unaffiliated with Pirelli or Olimpia.”

There are no arrangements known to Olivetti the operation of which may, at a date subsequent to the effectiveness of the Merger, result in any entity acquiring control of New Telecom Italia.

For a description of certain shareholders’ agreements concerning Olimpia, Olivetti’s largest shareholder, see “Material Contracts—Contracts and Shareholders’ Agreements Concerning Olimpia.” The parties to the shareholders’ agreements concerning Olimpia have not sent any notification concerning the possible effects of the Merger on such agreements.

Ownership of New Telecom Italia Shares by Directors, Executive Officers and Statutory Auditors

The following table shows certain information about the ownership of New Telecom Italia’s Ordinary Shares and Savings Shares by New Telecom Italia directors and executive officers as a group and by the members of New Telecom Italia Board of Statutory Auditors as a group as a result of the ownership of Olivetti and Telecom Italia Ordinary and Savings Shares at June 16, 2003 after giving effect to the Merger.

Title of Class	Owner	Number Owned(1)	% of Class(1)
Ordinary Shares	Directors and executive officers as a group (27 persons)(2)	333,653	0.0033%
	Board of Statutory Auditors as a group (5 persons)	92,672	0.0009%
Savings Shares	Directors and executive officers as a group (27 persons)(2)	103,793	0.0017%
	Board of Statutory Auditors as a group (5 persons)	250,638	0.0041%

(1)	Based on the actual number of Olivetti Ordinary Shares in respect of which withdrawal rights were exercised and assuming no Conversions (except for Conversions already requested through June 24, 2003) and full acceptance of the Tender Offers.

(2)	Both the current Olivetti executive officers and the current Telecom Italia executive officers are included.

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MANAGEMENT INFORMATION SUBSEQUENT TO THE MERGER

Directors, Executive Officers and Statutory Auditors of Olivetti

Board of Directors of Olivetti

The following are the members of the Olivetti Board of Directors as of June 23, 2003(1).

Name	Age	Position	Appointed
Antonio Tesone	79	Chairman	October 13, 2001
Marco Tronchetti Provera	55	Deputy Chairman and Chief Executive Officer	October 13, 2001
Gilberto Benetton	62	Deputy Chairman	October 13, 2001
Carlo Buora	57	Managing Director	October 13, 2001
Lorenzo Caprio	45	Director	October 13, 2001
Giorgio Cirla	63	Director	October 13, 2001
Pier Luigi Fabrizi	55	Director	October 13, 2001
Cesare Geronzi	68	Director	October 13, 2001
Gianni Mion	59	Director	October 13, 2001
Giampietro Nattino	68	Director	October 13, 2001
Paola Pierri	43	Director	May 26, 2003(2)
Alberto Pirelli	48	Director	October 13, 2001
Carlo Alessandro Puri Negri	51	Director	October 13, 2001
Gian Carlo Rocco Di Torrepadula	60	Director	May 26, 2003(2)
Alberto Varisco	62	Director	October 13, 2001

(1)	Dario Trevisan, formerly a member of the Board of Directors, resigned from the position of director with effect from the day following the Board meeting that approved the plan of merger, i.e. from April 16, 2003.
(2)	Mrs. Pierri was previously co-opted to the Board on November 7, 2002 and Mr. Rocco was co-opted to the Board on September 5, 2002.

Pursuant to the Agreements, the Agreements with the Banks and the Expanded Olimpia Shareholders’ Agreement, Pirelli, Edizione Finance, Banca Intesa, Unicredito and Hopa have certain rights in connection with the election of Olivetti directors. See “Material Contracts—Contracts and Shareholders’ Agreements Concerning Olimpia.” The parties to such agreements have not sent any notification concerning the possible effects of the Merger on such agreements.

Executive Officers of Olivetti

The following are the executive officers of Olivetti as of June 23, 2003.

Name	Age	Position	Appointed
Loris Bisone	55	Legal Affairs	July 9, 1999
Mario Ferrero	54	Administration Department	October 30, 1995
Angelo Landriani	52	Human Resources	January 1, 2001
Luigi Premoli	43	Finance Department	March 15, 2002

Board of Statutory Auditors of Olivetti

The Olivetti Board of Statutory Auditors was appointed at Olivetti’s shareholders’ meeting held on May 26, 2003 and will expire with the approval of the 2005 financial statements. The following are the members of the Olivetti Board of Statutory Auditors.

Name	Position	Appointed
Ferdinando Superti Furga	Chairman	May 26, 2003(1)
Gianfranco Zanda	Auditor	May 26, 2003
Salvatore Spiniello	Auditor	May 26, 2003
Paolo Golia	Auditor	May 26, 2003
Rosalba Casiraghi	Auditor	May 26, 2003
Enrico Laghi	Alternate	May 26, 2003
Enrico Maria Bignami	Alternate	May 26, 2003

(1)	Mr. Superti Furga was appointed to the Statutory Board of Auditors on May 26, 2003; he became Chairman of the Statutory Board of Auditors on June 3, 2003.

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Directors, Executive Officers and Statutory Auditors of Telecom Italia

For a complete list of the current directors, senior management and Board of Statutory Auditors of Telecom Italia, see “Item 6. Directors, Senior Management and Employees” in the Telecom Italia Annual Report incorporated by reference herein.

Voto di lista

Pursuant to Telecom Italia’s bylaws, the election of directors and statutory auditors, other than those appointed pursuant to the special powers described in “Comparison of Shareholders’ Rights—Limitations on Shareholders; Special Powers of the State”, is made through the “voto di lista” system. The “voto di lista” system is primarily aimed at ensuring that minority shareholders are represented on the Telecom Italia Board and the Telecom Italia Board of Statutory Auditors. For the Telecom Italia Board of Statutory Auditors, representation of minority shareholders is mandatory.

By the “voto di lista” system, the Telecom Italia Board is elected on the basis of lists or slates of candidates presented by the shareholders or by the outgoing Telecom Italia Board; candidates are listed by means of progressive numbers. Each shareholder may submit only one slate, and each candidate may appear only on one slate. Only those shareholders who alone or together with other shareholders hold a total number of Telecom Italia Ordinary Shares representing at least 1% of the share capital entitled to vote at the shareholders’ meeting may submit slates. Each person entitled to vote may vote for only one slate. Four-fifths of the directors to be elected are chosen from the slate that obtains the highest number of shareholders’ votes in the progressive order in which they are listed on the slate. The remaining directors are chosen from the other slates; the votes obtained by the various slates are successively divided by one, two, three or four, depending on the number of directors to be chosen, and the quotients obtained are assigned progressively to candidates on each of these slates, in the order respectively specified on the slate. The quotients thus assigned to the candidates on the various slates are arranged in a single decreasing order. Those candidates who have obtained the highest quotients are elected to the Telecom Italia Board.

The election of the Telecom Italia Board of Statutory Auditors is governed by the same procedures used for the election of the Telecom Italia Board as far as presentation, filing and publication of slates are concerned. Since the Telecom Italia Board of Statutory Auditors consists of more than three members, in accordance with Italian law, two members must be elected from slates proposed by minority shareholders.

Olivetti’s Election of Telecom Italia Directors

As the controlling shareholder of Telecom Italia, Olivetti, through the “voto di lista”, has elected four-fifths of the Telecom Italia Directors. Most of the current Directors of Telecom Italia were elected at the Telecom Italia shareholders’ meeting held on November 7, 2001. The shareholders’ meeting was called following the resignation of the previous Board of Directors following Olimpia’s acquisition of its stake in Olivetti. See “Terms of the Transaction—Background of the Merger—The Pirelli-Olimpia Transaction.”

The current Telecom Italia directors which were chosen from the slate submitted by Olivetti are:

•	Mr. Marco Tronchetti Provera;

•	Mr. Gilberto Benetton;

•	Mr. Carlo Buora;

•	Mr. Gianni Mion;

•	Mr. Massimo Moratti;

•	Mr. Carlo Alessandro Puri Negri; and

•	Mr. Pier Francesco Saviotti.

Messrs. Enrico Bondi and Luigi Grandi were also chosen from the slate submitted by Olivetti, but they resigned in 2002 and were replaced by Messrs. Riccardo Ruggiero and Pietro Modiano, in accordance with the ordinary rules (i.e., by the shareholders’ meeting on December 12, 2002, with the absolute majority of those present).

Pursuant to the Agreements, the Agreements with the Banks and the Expanded Olimpia Shareholders’ Agreement, Pirelli, Edizione Finance, Banca Intesa, Unicredito and Hopa have certain rights in connection with the election of Telecom Italia directors. See “Material Contracts—Contracts and Shareholders’ Agreements Concerning Olimpia.” The parties to such agreements have not sent any notification concerning the possible effects of the Merger on such agreements.

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There is currently a significant overlap between the Olivetti Board of Directors and the Telecom Italia Board of Directors. The following sit on both the Olivetti and Telecom Italia Boards of Directors.

•	Mr. Marco Tronchetti Provera (Chairman of the Board of Directors of Telecom Italia and Deputy Chairman and Managing Director of Olivetti);

•	Mr. Gilberto Benetton (Deputy Chairman of both the Telecom Italia and Olivetti Boards of Directors);

•	Mr. Carlo Buora (director and Managing Director of both Telecom Italia and Olivetti);

•	Mr. Gianni Mion (director of both Telecom Italia and Olivetti); and

•	Mr. Carlo Alessandro Puri Negri (director of both Telecom Italia and Olivetti).

Directors, Executive Officers and Statutory Auditors of New Telecom Italia

Olivetti’s directors, recognizing that New Telecom Italia will be inherently different from Olivetti as it is now, determined that it would be appropriate that the direction of New Telecom Italia remain entrusted essentially to the directors of Telecom Italia. Accordingly, the members of the Olivetti Board have declared that, upon effectiveness of the Merger, they will consider their mandate as directors of Olivetti to be essentially completed. At the April 15, 2003 meeting of the Olivetti Board, the members of the Olivetti Board tendered their resignation with effect from the date of effectiveness of the Merger (apart from one director, Mr. Dario Trevisan, who resigned effective as of April 16, 2003).

At the Olivetti shareholders’ meeting held on May 26, 2003, the Olivetti shareholders appointed a new Board of Directors that essentially reproduced the current Telecom Italia Board and, upon effectiveness of the Merger, will become the Board of Directors of New Telecom Italia. The new Board was appointed with the absolute majority of the shareholders who attended the meeting, consistent with the current procedure for appointing Olivetti’s Board of Directors. The names, ages and positions of the members of the New Telecom Italia Board of Directors as from the date of effectiveness of the Merger are provided below.

Name	Age	Position(1)
Gilberto Benetton	62	Director
Carlo Buora	57	Director
Umberto Colombo	75	Director
Giovanni Consorte	55	Director
Francesco Denozza	56	Director
Luigi Fausti	74	Director
Guido Ferrarini	52	Director
Natalino Irti	67	Director
Gianni Mion	59	Director
Pietro Modiano	51	Director
Massimo Moratti	58	Director
Carlo Alessandro Puri Negri	51	Director
Marco Tronchetti Provera	55	Director
Riccardo Ruggiero	42	Director
Pier Francesco Saviotti	61	Director

(1)	Pending the effectiveness of the appointment, no executive powers have been granted.

The term of the New Telecom Italia Board of Directors will expire in 2004 after the approval of the 2003 financial statements. Consistent with the New Telecom Italia bylaws, the Board of Directors of New Telecom Italia that will be elected in 2004 will be elected under the voto di lista system currently applicable to Telecom Italia and described above.

Olimpia, who will be New Telecom Italia’s largest shareholder, will have the ability under the “voto di lista” system to propose a slate of directors and therefore may have the ability to cause its slate to obtain the majority of the shareholders’ vote. If this is the case, Olimpia will be able to elect four-fifths of the directors of New Telecom Italia and consequently have substantial involvement in the day-to-day activities of New Telecom Italia and a significant influence on all matters to be decided by a vote of shareholders. See “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2002—The Pirelli-Olimpia Transaction” of the Telecom Italia Annual Report incorporated by reference herein.

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Pursuant to the Agreements, the Agreements with the Banks and the Expanded Olimpia Shareholders’ Agreement, Pirelli, Edizione Finance, Banca Intesa, Unicredito and Hopa have certain rights in connection with the election of Olivetti and Telecom Italia directors. See “Material Contracts—Contracts and Shareholders’ Agreements Concerning Olimpia”. The parties to such agreements have not sent any notification concerning the possible effects of the Merger on such agreements.

For biographical information relating to the New Telecom Italia directors, see “Item 6. Directors, Senior Management and Employees––Biographical Data” in the Telecom Italia Annual Report incorporated by reference herein.

Executive Officers of New Telecom Italia

Under Italian law, the adoption of a new organizational and management structure (including the appointment of new or additional executive officers) for the surviving entity in a merger is not required as a condition to the completion of a merger. Therefore, the New Telecom Italia executive officers are expected to be the executive officers of Telecom Italia and Olivetti on the effective date of the Merger, subject to changes made in the ordinary course of business and as otherwise described above. As of the date of this Information Statement, no decision has been made regarding any such changes.

Board of Statutory Auditors of New Telecom Italia

In accordance with Italian law, there is no requirement to change the members of the Olivetti Board of Statutory Auditors pursuant to the Merger. At the shareholders’ meeting of May 26, 2003, the Olivetti shareholders elected a new Board of Statutory Auditors which is the same as the Board of Statutory Auditors of Telecom Italia. See “Directors, Executive Officers and Statutory Auditors of Olivetti––Olivetti Statutory Auditors” above. As a result of the Merger and Telecom Italia not being the surviving company, the Board of Statutory Auditors of Olivetti, as elected on May 26, 2003, will become the Board of Statutory Auditors of New Telecom Italia. For further details on this new Board of Statutory Auditors, see “Item 6. Directors, Senior Management and Employees––Board of Statutory Auditors” of the Telecom Italia Annual Report incorporated by reference herein.

The election of the New Telecom Italia Board of Statutory Auditors will be governed substantially by the same procedures used for the election of the Telecom Italia Board as far as presentation, filing and publication of slates are concerned. According to New Telecom Italia’s bylaws, the Board of Statutory Auditors will be composed of either five or seven members.

Outside Auditors

The consolidated financial statements of Olivetti (i.e., New Telecom Italia) are required to be audited by independent auditors appointed by the shareholders’ meeting. Both the Olivetti Group’s consolidated financial statements and Telecom Italia’s financial statements have been audited by Ernst & Young. According to Italian law, such appointment is for three years and the shareholders’ meeting may not appoint the same external auditors for more than three consecutive three-year terms. Ernst & Young has audited the financial statements of Olivetti since the fiscal year ending December 31, 2001. The appointment of Ernst & Young was for the three year period 2001- 2003.

Options to Purchase Securities from New Telecom Italia in the Aggregate

For a description of the Olivetti and Telecom Italia stock option plans, respectively, see Note 28(o) of Notes to the audited financial statements of Olivetti and “Item 6. Directors, Senior Management and Employees—Options to Purchase Securities From Registrant” of the Telecom Italia Annual Report incorporated by reference herein.

Interest of Management in Certain Transactions

For a presentation of the related party transactions involving members of the Olivetti Board and the companies in which they hold corporate office or significant responsiblity see Note 28(w) to the audited financial statements of Olivetti included in this Information Statement.

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COMPARISON OF SHAREHOLDERS’ RIGHTS

There are no differences between the rights of Telecom Italia Savings Shares and the rights of New Telecom Italia Savings Shares. The New Telecom Italia Savings Shares will have identical economic rights to those of the existing Telecom Italia Savings Shares, including the possibility of satisfying the preferential rights provided for in the bylaws by means of distributing reserves. For a description of Telecom Italia Savings Shares and the rights of holders with respect thereto, see “Item 10. Additional Information––Description of Bylaws and Capital Stock” in the Telecom Italia Annual Report incorporated by reference herein.

Included below is a description of the (i) special powers of the Italian Government in the New Telecom Italia bylaws and (ii) other relevant aspects of the bylaws of New Telecom Italia (attached hereto as Annex B), as approved by the ordinary shareholders of Olivetti and Telecom Italia at their respective extraordinary meetings held on May 26, 2003 (Olivetti) and May 24, 2003 (Telecom Italia).

Limitations on Shareholders; Special Powers of the State

Telecom Italia’s current bylaws contain clauses that give the Minister for the Economy and Finance certain special powers, to be exercised in agreement with the Minister for Productive Activities, in application of Article 2 of Law 474/1994. These powers, which include, inter alia, the right to veto the adoption of merger resolutions and amendments to the bylaws that would suppress or alter the powers themselves, were introduced into Telecom Italia’s bylaws under a Decree of the Prime Minister dated March 21, 1997 in the light of the sector of the company’s operations (telecommunications) and with a view to its privatization. On May 22, 2003, the Minister for the Economy and Finance issued a Decree stating that it is necessary to maintain in the bylaws of New Telecom Italia the power of assenting to the acquisition of major shareholdings (equal to at least 3%) in New Telecom Italia’s capital and the power of veto as set out in the current bylaws of Telecom Italia. However, pursuant to the Decree issued on May 22, 2003, the power of assenting to New Telecom Italia’s major shareholders’ agreements and the power of appointment of one director and one Statutory Auditor of New Telecom Italia were relinquished.

Other changes reflected in the New Telecom Italia Bylaws

Article 5 of the New Telecom Italia bylaws, which addresses the share capital of New Telecom Italia, incorporates a series of amendments to take into account, in particular, the assignment mechanics of the New Telecom Italia Shares issued for the purpose of the exchange and the adjustments necessary, in the light of the new amount of the share capital following the Merger, for the conversion of the convertible bonds and the exercise of the warrants issued by Olivetti and for the stock-option plans approved by Olivetti and Telecom Italia.

New Telecom Italia will also take over Telecom Italia’s stock-option plans and will therefore honor the stock options already assigned thereunder. To this end, Olivetti has approved corresponding increases in capital permitting the issue, in relation to such stock options, of a number of shares to be updated in accordance with the Assignment Ratio provided for in the Plan of Merger, while the exercise price will remain unchanged. The owner of Telecom Italia stock options will therefore maintain the right to subscribe, at the price already fixed, the larger number of shares of New Telecom Italia established on the basis of the Assignment Ratio (as opposed to the original number of Telecom Italia Shares). The exact quantification of the new quantities that can be subscribed will only be possible at the time the Deed of Merger is executed and the Assignment Ratio is officially determined.

The New Telecom Italia bylaws will include an ad hoc article (Article 6) concerning the New Telecom Italia Savings Shares. In accordance with Article 145 of the Consolidated Law, the article will specify the substance of the preferential rights attaching to the New Telecom Italia Savings Shares issued for the purpose of the exchange, the related conditions, limits and procedures for the exercise thereof, and will describe the legal treatment of this class of shares in the event of the delisting of the New Telecom Italia Ordinary Shares or New Telecom Italia Savings Shares. The preferential rights of the New Telecom Italia Savings Shares to be issued in exchange will be the same as those of the Telecom Italia Savings Shares, including the possibility of satisfying the economic rights attaching to them by distributing reserves, whose introduction in the Telecom Italia bylaws, with immediate effect, was proposed and approved at the shareholders’ meeting called to approve the Merger.

As regards corporate governance, the bylaws of New Telecom Italia will provide for a board of directors of not less than 7 and not more than 23 members, appointed by means of a slate mechanism which is based in large part on the mechanism provided for in Telecom Italia’s current bylaws (see the text of the bylaws attached to the Plan of Merger; Annex A).

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SECURITIES TRADING IN ITALY

Since July 1994, all Italian equity securities have been traded on Telematico except for those of certain smaller companies and cooperative banks traded on Mercato Ristretto under certain specific rules concerning trading hours and procedures and for those of high growth companies traded on Nuovo Mercato.

Telematico operates under the control of CONSOB, the public authority charged, among other things, with regulating securities markets and all public offerings of securities in Italy, and is managed by Borsa Italiana a joint stock company previously owned by the Treasury, sold through a tender offer to authorized intermediaries.

Securities transactions on Telematico are settled on a cash basis. Cash transactions are settled on the third business day following the trading date. Borsa Italiana issues a daily official list with certain information on transactions in each listed security, including the volume traded and the high and low prices of the day. No “closing price” is reported, but an “official price” calculated as a weighted average price of all trades effected during the trading day and a “reference price”2. The Bank of Italy clearing system assists with the settlement of transactions and the delivery of securities traded.

Residents of Italy and non-residents through their authorized agents may purchase or sell shares on Telematico, subject to satisfying (i) in case of sales, either the Margin or the Deposit, and (ii) in case of purchases, the Margin. “Margin” means a deposit equal to 100% of the agreed price, and “Deposit” means a deposit of an equal number of the same shares as those sold. If in the course of a trading day the maximum price variation between two consecutive contracts is ±5%, or maximum price variation of the contracts with respect to the control price3 is ±10% an automatic five-minute suspension is declared. In the event of such a suspension, effect is not given to trades agreed but not confirmed before the suspension. In addition, Borsa Italiana has the authority to suspend trading in any security in response to extreme price fluctuations or for other reasons.

Starting May 15, 2000 the most liquid shares traded on Telematico, including the Shares and the TIM ordinary shares, have been traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 8.30 p.m. on every trading day, substantially under the same rules as Telematico except that the price of any security may not fluctuate by more than 3.5% from the reference price of said securities on Telematico on the same day.

American style call and put options are traded on the derivative market managed by Borsa Italiana which currently include the Shares, the Savings Shares and the TIM ordinary shares.

Effective July 1, 1998, the Italian financial markets have been regulated by the Draghi Law. With the Draghi Law, the Italian Government has introduced new laws and regulations governing some aspects of the financial sector and, in particular: (i) brokers and firms managing financial instruments; (ii) the Italian regulated Stock Exchanges; (iii) the offering to the public of financial instruments; (iv) public tender offers; (v) some aspects of corporate governance of listed companies; and (vi) insider trading. The Draghi Law contains framework provisions which have been implemented by specific regulations.

[2]	The reference price shall be the closing auction price. Where it is not possible to determine the closing auction price, the reference price shall be the weighted average price of the last 10% of the quantiry traded. Where no contracts have been concluded during the session, the reference price shall be determined by the Italian Exchange on the basis of a significant number of best bids and offers on the book during the session, giving greater weight to the most recent.
[3]	The daily control price shall be the reference price in the opening auction, the opening-auction price during continuous trading; the opening-auction price in the closing auction.

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CLEARANCE AND SETTLEMENT OF NEW TELECOM ITALIA SHARES

Legislative Decree No. 213 of June 24, 1998 (“Dematerialization Decree”) provided for the dematerialization of financial instruments publicly traded on regulated markets including treasury bonds. From July 9, 1998, all companies that issue financial instruments that are publicly traded on regulated markets must inform Monte Titoli, which will open an account in the name of each company in its register.

Beneficial owners of New Telecom Italia Savings Shares must hold their interests through specific deposit accounts with any participant having an account with Monte Titoli. The beneficial owners of New Telecom Italia Savings Shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those New Telecom Italia Savings Shares through such accounts and may no longer obtain physical delivery of share certificates in respect of their New Telecom Italia Savings Shares. All new issues of New Telecom Italia Savings Shares and all other transactions involving New Telecom Italia Savings Shares must settle electronically in book-entry form.

New Telecom Italia Savings Shares are accepted for clearance through Euroclear and Clearstream. Holders of shares may elect to hold such New Telecom Italia Savings Shares through Euroclear or Clearstream (outside the United States).

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DESCRIPTION OF ADR FACILITY FOR NEW TELECOM ITALIA SAVINGS SHARES

JPMorgan Chase Bank, as Depositary, will issue the New Telecom Italia Savings Share ADSs pursuant to a Deposit Agreement (the “Deposit Agreement”) among New Telecom Italia, JPMorgan Chase Bank and each New Telecom Italia Savings Share ADR holder. Each New Telecom Italia Savings Share ADS will represent an ownership interest in 10 New Telecom Italia Savings Shares deposited with a custodian, as agent of the Depositary, under the Deposit Agreement among New Telecom Italia, the Depositary and each holder of New Telecom Italia Savings Share ADSs. In the future, each New Telecom Italia Savings Share ADS will also represent any securities, cash or other property deposited with the Depositary but which they have not distributed directly to a holder of New Telecom Italia Savings Share ADSs. Unless specifically requested by a holder of New Telecom Italia Savings Share ADSs, all New Telecom Italia Savings Share ADSs will be issued on the books of the Depositary in book-entry form and a statement will be mailed to such holder that reflects such holder’s ownership interest in such ADSs. In this description, references to American Depositary Receipts or ADRs shall include the statements holder of New Telecom Italia Savings Share ADSs will receive that reflect such holder’s ownership of New Telecom Italia Savings Share ADSs.

The Depositary’s office is located at 1 Chase Manhattan Plaza, New York, NY 10081.

A holder of New Telecom Italia Savings Share ADSs may hold such ADSs either directly or indirectly through a broker or other financial institution. If a holder holds the New Telecom Italia Savings Share ADSs directly, by having ADSs registered in such holder’s name on the books of the Depositary, such holder will be a New Telecom Italia Savings Share ADR holder. This description assumes a holder of New Telecom Italia Savings Share ADSs will hold such ADSs directly. If a holder holds New Telecom Italia Savings Share ADSs through a broker or financial institution nominee, such holder must rely on the procedures of the broker or financial institution to assert the rights of a New Telecom Italia Savings Share ADR holder described in this section. Each holder of New Telecom Italia Savings Share ADSs should consult with his or her broker or financial institution about such procedures.

Because the Depositary’s nominee will actually be the registered owner of the New Telecom Italia Savings Shares, holders of New Telecom Italia Savings Share ADSs must rely on the Depositary to exercise certain rights of a shareholder on their behalf. The Deposit Agreement will set out the obligations of the Depositary and its agents. New York law will govern the Deposit Agreement and the New Telecom Italia Savings Share ADSs.

The following is a summary of the material terms of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to a holder of New Telecom Italia Savings Share ADSs. For more complete information, each holder of New Telecom Italia Savings Share ADSs should read the entire Deposit Agreement and the form of ADR that contains the terms of such holders New Telecom Italia Savings Share ADSs. The Deposit Agreement will be available at the offices of the Depositary during normal business hours on advance notice. Any holder of New Telecom Italia Savings Share ADSs will also be able to obtain a copy of the Deposit Agreement at the SEC’s Public Reference Room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Any holder of New Telecom Italia Savings Share ADSs may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

New Telecom Italia may make various types of distributions with respect to its securities. The Depositary has agreed to pay to each holder of New Telecom Italia Savings Shares the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting any fees and expenses. Each holder of New Telecom Italia Savings Share ADSs will receive these distributions in proportion to the number of underlying shares that such holder’s ADSs represent.

Except as stated below, to the extent the Depositary is legally permitted, the Depositary will deliver distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The Depositary will distribute any dollar available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an average or other practicable basis, subject to:

—	appropriate adjustments for taxes withheld; and

—	deduction of the Depositary’s expenses in (1) converting any foreign currency to dollars to the extent that it determines that the conversion may be made on a reasonable basis, (2) transferring

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foreign currency or dollars to the United States by such means as the Depositary may determine to the extent that it determines that the transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for the conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

The Depositary will not make any distribution to certain registered holders if it would be impermissible or impractical to make such distribution. If exchange rates fluctuate during a time when the Depositary converts a foreign currency, a holder of New Telecom Italia Savings Share ADSs may lose some or all of the value of a distribution.

•	Shares. In the case of a distribution in New Telecom Italia Savings Shares, the Depositary will issue additional New Telecom Italia Savings Share ADRs to evidence the whole number of New Telecom Italia Savings Share ADSs representing such New Telecom Italia Savings Shares. The Depositary will issue only whole New Telecom Italia Savings Share ADSs. Any New Telecom Italia Savings Shares that would result in fractional New Telecom Italia Savings Share ADSs will be sold and the net proceeds will be distributed to the New Telecom Italia Savings Share ADR holders entitled thereto.

•	Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional New Telecom Italia Savings Shares or other rights, if New Telecom Italia provides satisfactory evidence to the Depositary that the Depositary may lawfully distribute the rights (New Telecom Italia has no obligation to furnish such evidence), the Depositary may arrange for New Telecom Italia Savings Share ADR holders to instruct the Depositary as to the exercise of the rights. However, if New Telecom Italia does not furnish such evidence or if the Depositary determines it is not practical to distribute the rights, the Depositary may:

—	sell the rights if practicable and distribute the net proceeds as cash; or

—	allow the rights to lapse, in which case New Telecom Italia Savings Share ADR holders will receive nothing.

New Telecom Italia has no obligation to file a registration statement under the Securities Act of 1933, as amended, in order to make any rights available to New Telecom Italia Savings Share ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the Depositary may:

—	distribute such securities or property in any manner it deems equitable and practicable;

—	to the extent the Depositary deems distribution of the securities or property not to be equitable and practicable, sell the securities or property and distribute any net proceeds in the same way it distributes cash; or

—	hold the distributed property in which case the New Telecom Italia Savings Share ADSs will also represent the distributed property.

Any dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. The Depositary will withhold fractional cents without liability for interest and will add them to future cash distributions.

The Depositary may choose any practical method of distribution for any specific New Telecom Italia Savings Share ADR holder, including the distribution of foreign currency, securities or property, or it may retain these items, without paying interest on or investing them, on behalf of the New Telecom Italia Savings Share ADR holder as deposited securities.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any New Telecom Italia Savings Share ADR holders.

The Depositary may not be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price or complete that any of these transactions within a specified time period.

Deposit, Withdrawal and Cancellation

Issuance of ADSs

The Depositary will issue New Telecom Italia Savings Share ADSs to or upon the order of those who deposit New Telecom Italia Savings Shares or evidence of rights to receive New Telecom Italia Savings Shares with the custodian for the Depositary.

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New Telecom Italia Savings Shares deposited in the future with the custodian for the Depositary must be accompanied by certain documents, including instruments showing that the New Telecom Italia Savings Shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian for the Depositary will hold all deposited New Telecom Italia Savings Shares for the account of the Depositary. New Telecom Italia Savings Share ADR holders thus have no direct ownership interest in the New Telecom Italia Savings Shares and only have rights defined in the Deposit Agreement. The custodian for the Depositary will also hold any additional securities, property and cash received on or in substitution for the deposited New Telecom Italia Savings Shares. The deposited New Telecom Italia Savings Shares and any of these additional items are referred to as “deposited securities.”

New Telecom Italia Savings Shares or evidence of rights to receive New Telecom Italia Savings Shares may be deposited through (x) electronic transfer of such shares to the account maintained by the custodian for such purpose at Monte Titoli, (y) evidence satisfactory to the custodian of irrevocable instructions to cause such New Telecom Italia Savings Shares to be transferred to such account or (z) delivery of the certificates representing such New Telecom Italia Savings Shares. Upon each deposit of New Telecom Italia Savings Shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and charges of the Depositary and any taxes or other fees or charges owing, the Depositary will issue a New Telecom Italia Savings Share ADR or New Telecom Italia Savings Share ADRs in the name of the person entitled thereto evidencing the number of New Telecom Italia Savings Share ADSs to which the person is entitled. Certificated New Telecom Italia Savings Share ADRs will be delivered at the Depositary’s principal New York office or any other location that it may designate as its transfer office. New Telecom Italia Savings Share ADRs issued in book-entry form will be reflected on a statement which will be mailed to the address set forth on the books of the Depositary.

Cancellation of ADSs

When a holder of New Telecom Italia Savings Shares turns in his or her New Telecom Italia Savings Share ADSs at the Depositary’s office, the Depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying shares to such holder’s attention at an account of an accredited financial institution on such holder’s behalf.

The Depositary will effect the delivery to a holder of New Telecom Italia Savings Shares or upon such holder’s order of only that portion of the deposited securities comprising a unit or an integral multiple thereof. Currently a unit comprises 10 New Telecom Italia Savings Shares. The Depositary will promptly advise each holder of New Telecom Italia Savings Shares as to the amount of deposited securities, if any, represented by the New Telecom Italia Savings Share ADSs such holder has surrendered that it cannot deliver as a result of the unit requirement. At each holder’s risk, expense and request, the Depositary may deliver deposited securities at another place such holder may request.

The Depositary may only restrict the withdrawal of deposited securities in connection with matters covered by general instruction I.A.(1) of Form F-6, which, on the date hereof, includes:

•	temporary delays caused by closing New Telecom Italia’s transfer books or those of the Depositary or the deposit of shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the New Telecom Italia Savings Share ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Voting Rights

Upon receipt of notice of any meeting or solicitation of consents or proxies of New Telecom Italia Savings Share ADR holders, the Depositary will, unless otherwise instructed by New Telecom Italia, promptly thereafter, distribute to all New Telecom Italia Savings Share ADR holders a notice containing (i) the information (or a summary thereof) included in any such notice received by the Depositary, including the agenda for the meeting, (ii) a statement that the New Telecom Italia Savings Share ADR holders, as of the close of business on a specified record date, will be entitled, subject to applicable provisions of Italian law and of New Telecom Italia’s certificate of incorporation and bylaws (any such provisions will be summarized in such notice), to instruct the

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Depositary as to the exercise of voting rights, if any (subject to compliance by such holder with the requirements described below) pertaining to the number of New Telecom Italia Savings Shares represented by their respective New Telecom Italia Savings Share ADSs, (iii) if applicable, a statement as to the manner in which such New Telecom Italia Savings Share ADR holders may request a certificate for such meeting attesting that beneficial ownership of the related New Telecom Italia Savings Shares is in the name of the New Telecom Italia Savings Share ADR holders and therefore enabling them to exercise voting rights with respect to the New Telecom Italia Savings Shares represented by their New Telecom Italia Savings Share ADSs without the use of Voting Proxy Cards as defined hereinafter (the “Certificate”), (iv) if applicable, a proxy card (the “Voting Proxy Card”) pursuant to which such New Telecom Italia Savings Share ADR holder may appoint the Depositary (with power of substitution) as his or her proxy to vote at such meeting in accordance with the directions set out in such Voting Proxy Card as hereinafter described, and (v) such other information, including any such modification to the foregoing procedures, as agreed between the Depositary and New Telecom Italia.

The Voting Proxy Card will, among other things, require the New Telecom Italia Savings Share ADR holder to set forth its name and the number of such holder’s New Telecom Italia Savings Share ADSs, authorize the Depositary (or the broker, custodian or other nominee holding such holders’ New Telecom Italia ADRs) to prohibit any transfers of New Telecom Italia Shares evidenced by such New Telecom Italia Savings Share ADRs for a period of time (i) as set forth by applicable provisions (if any) of Italian laws and regulations and/or applicable provisions (if any) of New Telecom Italia’s certificate of incorporation and bylaws and in any case (ii) beginning from the issuance of the Certificate for such meeting and ending at the end of the day on the date upon which such meeting is held with a quorum (the “Blocked Period”) and authorize the Depositary to request the Custodian to cause the name and address of such New Telecom Italia Savings Share ADR holder to be registered in the share register of New Telecom Italia during such Blocked Period and to issue or cause to be issued a Certificate for such meeting during such Blocked Period in respect of the number of New Telecom Italia Savings Shares represented by such Holder’s New Telecom Italia Savings Share ADSs. If practicable, the Depositary shall provide New Telecom Italia with written notice of the number of New Telecom Italia Savings Shares and the number of New Telecom Italia Savings Share ADR holders (including the name of the holder, if practicable) for which the Depositary has been appointed as a proxy.

Upon receipt by the Depositary of a properly completed Voting Proxy Card, on or before the date set by the Depositary for such purpose, the Depositary will attempt, insofar as practicable and permitted under any applicable provisions of Italian law and New Telecom Italia’s certificate of incorporation and bylaws, to vote or cause to be voted the New Telecom Italia Savings Shares underlying such New Telecom Italia Savings Share ADRs in accordance with any nondiscretionary instructions set forth in such Voting Proxy Card. The Depositary will not vote, or attempt to exercise the right to vote that attaches to New Telecom Italia Savings Shares underlying such New Telecom Italia Savings Share ADRs, other than in accordance with such instructions.

A New Telecom Italia Savings Share ADR holder desiring to exercise voting rights with respect to the New Telecom Italia Savings Shares represented by its New Telecom Italia Saving Share ADSs without the use of Voting Proxy Cards may do so by (A) depositing its New Telecom Italia Savings Share ADRs in a blocked account with the Depositary until the completion of such meeting and (B) instructing the Depositary to (x) furnish the Custodian with the name and address of such holder, the number of New Telecom Italia Savings Share ADSs represented by New Telecom Italia Savings Share ADRs held by such Holder and any other information required in accordance with Italian law or New Telecom Italia’s certificate of incorporation and bylaws, (y) notify the Custodian of such deposit, and (z) instruct the Custodian to issue a Certificate for such meeting, and to give notice to New Telecom Italia of such holder’s intention to vote the New Telecom Italia Savings Shares underlying its New Telecom Italia Savings Share ADRs. By giving the instructions set forth under clause (B) above, holders of New Telecom Italia Savings Share ADRs will be deemed to have authorized the Custodian to prohibit any transfers of the related New Telecom Italia Savings Shares for the Blocked Period. Each Holder understands and agrees that a precondition for the issue of the Certificate for a specific meeting by the Custodian may be that beneficial ownership of the related New Telecom Italia Savings Shares has been in the name of the New Telecom Italia Saving Share ADR holder for a specific number of days prior to the date of the meeting according to applicable provisions (if any) of Italian laws and regulations and/or applicable provisions (if any) of New Telecom Italia’s certificate of incorporation and bylaws.

Under Italian law, shareholders at shareholders’ meetings may modify the resolutions presented for their approval by the Board of Directors. In such case holders who have given prior instructions to vote on such resolutions, and whose instructions do not provide for the case of amendments or additions to such resolutions, will be deemed to have elected to have abstained from voting on any such revised resolution.

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The Depositary and New Telecom Italia agree to use reasonable efforts to make and maintain arrangements (in addition to or in substitution of the arrangements described in this paragraph) to enable holders of New Telecom Italia Savings Share ADRs to vote the New Telecom Italia Savings Shares underlying their New Telecom Italia Savings Share ADRs.

Record Dates

The Depositary may, subject to the provisions of the Deposit Agreement fix record dates, which will be as close as possible to the record date on the New Telecom Italia Savings Shares, for the determination of the New Telecom Italia Savings Share ADR holders who will be entitled:

•	to receive a dividend, distribution or rights, or

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities.

Reports and Other Communications

The Depositary will make available for inspection by New Telecom Italia Savings Share ADR holders any written communications from New Telecom Italia that are both received by the custodian for the Depositary or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. New Telecom Italia will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if New Telecom Italia makes any written communications generally available to holders of its shares, including the Depositary or the custodian for the Depositary, and the Depositary or the custodian actually receive those written communications, the Depositary will distribute copies of them, or, at its option, summaries of them to New Telecom Italia Savings Share ADR holders.

Fees and Expenses

The Depositary will charge New Telecom Italia Savings Share ADR holders a fee for each issuance of New Telecom Italia Savings Share ADSs, including issuances resulting from distributions of New Telecom Italia Savings Shares, rights and other property, and for each surrender of New Telecom Italia Savings Share ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 New Telecom Italia Savings Share ADSs, or any portion thereof, issued.

The following additional charges, whichever is applicable, will be incurred by the New Telecom Italia Savings Share ADR holders, by any party depositing or withdrawing New Telecom Italia Savings Shares or by any party surrendering New Telecom Italia Savings Share ADRs or to whom New Telecom Italia Savings Share ADRs are issued, including, without limitation, issuance pursuant to a stock dividend or stock split declared by New Telecom Italia or an exchange of stock regarding the New Telecom Italia Savings Share ADRs or the deposited securities or a distribution of New Telecom Italia Savings Share ADRs:

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at a holder’s request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the Depositary in connection with the conversion of foreign currency into dollars; and

•	such fees and expenses as are incurred by the Depositary in delivery of deposited securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the Depositary and any agent of the Depositary, except the custodian for the Depositary, pursuant to agreements from time to time between New Telecom Italia and the Depositary. The fees described above may be amended from time to time.

Payment of Taxes

New Telecom Italia Savings Share ADR holders must pay any tax or other governmental charge payable by the custodian for the Depositary or the Depositary on any New Telecom Italia Savings Share ADS or New

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Telecom Italia Savings Share ADR, deposited security or distribution. If a New Telecom Italia Savings Share ADR holder owes any tax or other New Telecom Italia Savings Share governmental charge, the Depositary may:

•	deduct the amount thereof from any cash distributions, or

•	sell deposited securities and deduct the amount owing from the net proceeds of such sale.

In either case the New Telecom Italia Savings Share ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the Depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities, except under limited circumstances mandated by securities regulations. If any tax or governmental charge is required to be withheld on any non-cash distribution, the Depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the New Telecom Italia Savings Share ADR holders entitled thereto. The Depositary and New Telecom Italia agree to use reasonable efforts to make and maintain arrangements to enable persons that are considered U.S. residents for purposes of applicable law to receive any rebates, tax credits or other benefits relating to distributions on the New Telecom Italia Savings Share ADSs to which such persons are entitled. The Depositary will establish procedures, and notify holders of New Telecom Italia Savings Share ADSs of the actions necessary, to enable such holders to take advantage of any such tax rebates or tax credits relating to distributions on the New Telecom Italia Savings Share ADSs to which such holders are entitled. However, absent New Telecom Italia’s gross negligence or bad faith, or that of the Depositary, neither New Telecom Italia nor the Depositary assumes any obligation, and shall not be subject to any liability, for the failure of any New Telecom Italia Savings Share ADR holder or beneficial owner of New Telecom Italia Savings Share ADSs, or their agent or agents, to receive any tax benefit under applicable law or tax treaties. Neither New Telecom Italia nor the Depositary shall be liable for any acts or omissions of any other party in connection with any attempts to obtain any such benefit, and, by holding an interest in New Telecom Italia Savings Share ADSs, New Telecom Italia Savings Share ADR holders and beneficial owners are deemed to agree that each of them shall be conclusively bound by any deadline established by New Telecom Italia and the Depositary in connection therewith.

Reclassifications, Recapitalizations and Mergers

If New Telecom Italia takes certain actions that affect the deposited securities, including

•	any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or

•	any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of New Telecom Italia’s assets,

then the Depositary may choose to:

•	amend the form of New Telecom Italia Savings Share ADR;

•	distribute additional or amended New Telecom Italia Savings Share ADRs;

•	distribute cash, securities or other property it has received in connection with such actions; or

•	sell any securities or property received and distribute the proceeds as cash.

If the Depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each New Telecom Italia Savings Share ADS will then represent a proportionate interest in such property.

Amendment and Termination

Amendment

We may agree with the Depositary to amend the Deposit Agreement and the New Telecom Italia Savings Share ADSs for any reason without the consent of holders. New Telecom Italia Savings Share ADR holders must be given at least 30 days’ notice of any amendment that:

•	imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or

•	affects any substantial existing right of New Telecom Italia Savings Share ADR holders.

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If a New Telecom Italia Savings Share ADR holder continues to hold a New Telecom Italia Savings Share ADR or ADRs after receiving the notice, the New Telecom Italia Savings Share ADR holder is deemed to agree to the amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair a holder’s right to surrender his or her New Telecom Italia Savings Share ADSs and receive the underlying securities. If a governmental body adopts new laws or rules that require the Deposit Agreement or New Telecom Italia Savings Share ADSs to be amended, New Telecom Italia and the Depositary may make the necessary amendments, which could take effect before holders receive notice thereof.

Termination

The Depositary may and, if so requested by New Telecom Italia, must terminate the Deposit Agreement by mailing notice of termination to the New Telecom Italia Savings Share ADR holders. The notice of termination must be mailed to New Telecom Italia Savings Share ADR holders at least 30 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the Deposit Agreement if at any time 90 days shall have expired after the Depositary shall have delivered to New Telecom Italia a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment within such 90 days.

After termination, the Depositary’s only responsibility will be:

•	to deliver deposited securities to New Telecom Italia Savings Share ADR holders who surrender their New Telecom Italia Savings Share ADRs; and

•	to hold or sell distributions received on deposited securities.

As soon as practicable after the expiration of six months from the termination date, the Depositary will sell the deposited securities that remain and hold the net proceeds of such sales, without liability for interest, in trust for the New Telecom Italia Savings Share ADR holders who have not yet surrendered their New Telecom Italia Savings Share ADRs. After making such sale, the Depositary will have no obligations except to account for such proceeds and other cash. The Depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

The Deposit Agreement expressly limits the obligations and liability of the Depositary, New Telecom Italia and their respective agents. Neither New Telecom Italia nor the Depositary nor any such agent will be liable if:

•	present or future law, regulation, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control prevents, delays or subject to any civil or criminal penalty any act that the Deposit Agreement or New Telecom Italia Savings Share ADRs provide will be done or performed by it, or by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or New Telecom Italia Savings Share ADRs;

•	it exercises or fails to exercise discretion under the Deposit Agreement or New Telecom Italia Savings Share ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of New Telecom Italia Savings Share ADRs, or any other person believed by it in good faith to be competent to give advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

Neither the Depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the New Telecom Italia Savings Share ADRs. Neither New Telecom Italia nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the New Telecom Italia Savings Share ADRs which, in the opinion of New Telecom Italia, may involve New Telecom Italia in expense or liability, unless indemnity satisfactory to New Telecom Italia against all expenses (including fees and disbursements of counsel) and liability is furnished as often as New Telecom Italia requires.

113

The Depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event will the Depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.

The Depositary may own and deal in deposited securities and in New Telecom Italia Savings Share ADSs.

Disclosure of Interest in ADSs

From time to time New Telecom Italia may request holders and beneficial owners of New Telecom Italia Savings Share ADSs to provide information as to:

•	the capacity in which holders and beneficial owners own or owned New Telecom Italia Savings Share ADSs;

•	the identity of any other persons then or previously interested in New Telecom Italia Savings Share ADSs; and

•	the nature of the interest and various other matters.

Holders of New Telecom Italia Savings Share ADSs agree to provide any information requested by New Telecom Italia or the Depositary pursuant to the Deposit Agreement. The Depositary has agreed to use reasonable efforts to comply with written instructions received from New Telecom Italia requesting that it forward any such requests to holders and beneficial owners of New Telecom Italia Savings Share ADSs and to forward to New Telecom Italia any responses to such requests to the extent permitted by applicable law. In addition, holders of New Telecom Italia Savings Share ADSs will be required to comply with any applicable local law reporting requirements to which they are subject.

Requirements for Depositary Actions

The Depositary or the custodian for the Depositary may refuse to:

•	issue, register or transfer a New Telecom Italia Savings Share ADR or New Telecom Italia Savings Share ADRs;

•	effect a split-up or combination of New Telecom Italia Savings Share ADRs;

•	deliver distributions on any such New Telecom Italia Savings Share ADRs; or

•	permit the withdrawal of deposited securities, unless the Deposit Agreement provides otherwise,

until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the Deposit Agreement;

•	the holder has provided the Depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the Depositary may establish under the Deposit Agreement.

The Depositary may also suspend the issuance of New Telecom Italia Savings Share ADSs, the deposit of shares, the registration, transfer, split-up or combination of New Telecom Italia Savings Share ADRs, or the withdrawal of deposited securities, unless the Deposit Agreement provides otherwise, if the register for New Telecom Italia ADRs or any deposited securities is closed or if New Telecom Italia or the Depositary decide it is advisable to do so.

Books of the Depositary

The Depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of New Telecom Italia Savings Share ADRs. Any holder of New Telecom Italia Savings Share ADSs may inspect these records at the Depositary’s office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the Deposit Agreement.

114

The Depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of New Telecom Italia Savings Share ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of New Telecom Italia Savings Share ADSs

The Depositary may issue New Telecom Italia Savings Share ADSs prior to the deposit with the custodian for the Depositary of shares or rights to receive shares. This is called a pre-release of ADSs. A pre-release is closed out as soon as the underlying shares or other ADSs are delivered to the Depositary. The Depositary may pre-release New Telecom Italia Savings Share ADSs only if:

•	the Depositary has received collateral for the full market value of the pre-released New Telecom Italia Savings Share ADSs; and

•	each recipient of pre-released New Telecom Italia Savings Share ADSs agrees in writing that he or she:

•	owns the underlying New Telecom Italia Savings Shares;

•	assigns all rights in the New Telecom Italia Savings Shares to the Depositary;

•	holds the New Telecom Italia Savings Shares for the account of the Depositary; and

•	will deliver the New Telecom Italia Savings Shares to the custodian for the Depositary as soon as practicable, and promptly if the Depositary so demands.

In general, the number of pre-released New Telecom Italia Savings Share ADSs will not evidence more than 20% of all New Telecom Italia Savings Share ADSs outstanding at any given time, excluding those evidenced by pre-released New Telecom Italia Savings Share ADSs. However, the Depositary may change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for pre-released New Telecom Italia Savings Share ADSs and its charges for issuance thereof.

EXPERTS

Reconta Ernst & Young S.p.A., independent auditors, have audited the Olivetti consolidated financial statements at December 31, 2001 and 2002, and for each of the two years in the period ended December 31, 2002, as stated in their report appearing herein.

115

OLIVETTI CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Olivetti S.p.A.

We have audited the accompanying consolidated balance sheets of Olivetti S.p.A., as of December 31, 2001 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries and affiliated companies accounted for by the equity method of accounting, which statements reflect total assets of six percent and three percent as of December 31, 2001 and 2002, respectively, and revenues constituting seven percent as of December 31, 2001 and 2002, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of those other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olivetti S.p.A. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles established by the Italian accounting profession, which differ in certain respects from those followed in the United States (see Notes 26, 27 and 28 to the consolidated financial statements).

Reconta Ernst & Young S.p.A.

Turin, Italy

April 18, 2003

F-2

OLIVETTI S.P.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

	December 31, 2001	December 31, 2002
	(millions of euro)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	3,706	4,426
Marketable securities (Note 4)	4,009	2,100
Receivables (Note 5)	8,856	8,383
Inventories (Note 6)	861	584
Other current assets (Note 7)	5,942	7,059

TOTAL CURRENT ASSETS	23,374	22,552
Fixed assets	66,692	65,152
Less—Accumulated depreciation	(44,595)	(45,703)

Fixed assets, net (Note 8)	22,097	19,449
Intangible assets, net (Note 9)	39,220	34,561
Other assets (Note 10):
Investments in affiliates	6,716	2,576
Treasury stock	393	393
Securities	87	304
Other receivables	2,340	3,549

TOTAL ASSETS	94,227	83,384

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt (Note 11)	9,072	6,827
Payables, trade and other (Note 12)	10,970	10,270
Accrued payroll and employee benefits	943	977
Accrued income taxes	224	244
Other accrued liabilities (Note 14)	1,775	2,067

TOTAL CURRENT LIABILITIES:	22,984	20,385
Long-term debt (Note 11)	37,747	33,804
RESERVES AND OTHER LIABILITIES
Deferred income taxes	381	40
Other liabilities (Note 13)	5,348	7,167
Employee termination indemnities (Note 15)	1,414	1,364

TOTAL LIABILITIES	67,874	62,760

STOCKHOLDERS’ EQUITY:
Share capital (Note 16)	8,785	8,845
Additional paid in capital	3,765	3,765
Reserves, retained earnings and loss of the year (Note 17)	179	(970)

TOTAL STOCKHOLDERS’ EQUITY BEFORE MINORITY INTEREST	12,729	11,640
Minority interest	13,624	8,984

TOTAL STOCKHOLDERS’ EQUITY	26,353	20,624

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	94,227	83,384

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

F-3

OLIVETTI S.P.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002

	2001	2002
	(millions of euro)
Operating revenues	32,016	31,408
Other revenues (Note 19)	476	504

Total revenues	32,492	31,912

Cost of materials	2,640	2,315
Salaries and social security contributions	4,919	4,737
Depreciation and amortization	7,645	7,269
Other external charges (Note 20)	12,687	12,188
Changes in inventories	92	62
Capitalized internal construction costs	(583)	(675)

Total operating expenses	27,400	25,896

Operating income	5,092	6,016

Financial income (Note 21)	1,446	1,569
Financial expense (Note 22)	(6,526)	(4,605)
Other income and (expense), net (Note 23)	(3,109)	(5,496)

Loss before income taxes and minority interests	(3,097)	(2,516)
Income taxes (Note 24)	(579)	2,210

Net loss before minority interests	(3,676)	(306)
Minority interest	586	(467)

Net loss	(3,090)	(773)

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

F-4

OLIVETTI S.P.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002

	2001	2002
	(millions of euro)
OPERATING ACTIVITIES:
Net loss after minority interest	(3,090)	(773)
Minority interests	(586)	467
Depreciation and amortization	7,645	7,269
Net change in deferred taxes	(645)	(341)
Losses (gains) on disposal of fixed assets and other long-term assets	(373)	(2,243)
Write-down of fixed assets and other long-term assets	3,753	4,387
Net change in other liabilities, excluding investments grants	1,432	1,819
Net change in reserve for employee termination indemnities	26	(50)
Change in operating assets and liabilities	(280)	86
Other changes, net	(2,225)	(3,538)

Net cash provided by operating activities	5,657	7,083

INVESTING ACTIVITIES:
Investments in fixed assets	(4,317)	(3,291)
Investments grants	22	42
Additions to goodwill	(1,193)	(346)
Additions to other intangible assets	(2,914)	(1,610)
Additions to other long term assets	(3,141)	(1,777)
Changes in consolidation area (net cash flow from acquisition and disposal)	17	(51)
Proceeds from sale or redemption value of tangible and intangible assets, and long-term investments	1,484	5,968

Net cash used in investing activities	(10,042)	(1,065)

FINANCING ACTIVITIES:
Changes in short term debt	(7,855)	(2,245)
Increase in long term debt	16,429	3,881
Repayment of and other changes to long term debt	(5,420)	(6,970)
Paid in capital in subsidiaries	2,420	36
Dividends paid	(255)	—

Net cash provided by (used in) financial activities	5,319	(5,298)

Net increase in cash and cash equivalents	934	720
Cash and cash equivalents, beginning of the year	2,772	3,706

Cash and cash equivalents, end of year	3,706	4,426

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

F-5

OLIVETTI S.P.A.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002

		Attributable to Olivetti			Attributable to minority interest
	Share Capital	Additional Paid in Capital	Reserves, retained earnings and net income (loss) of the year	Total	Reserves, retained earnings and net income (loss) of the year	TOTAL
	(millions of euro)
BALANCE AS OF JANUARY 1, 2001	6,914	3,196	3,746	13,856	17,510	31,366

Dividend distribution			(255)	(255)	(2,206)	(2,461)
Conversion of “Olivetti 1998-2002 bonds”	9		(4)	5		5
Exercise of “Olivetti common shares 1998-2002 warrants”	4		(2)	2		2
Resolutions of the Board of Directors on June 9, 1999 in accordance with the powers granted by Extraordinary Shareholders’ Meeting on April 7, 1999	17	12	(8)	21		21
Share capital increase in March 2001 (no. 348,249,405 subscribed shares)	349	557		906		906
Share capital increase in November 2001 (no. 1,491,373,698 subscribed shares)	1,492			1,492		1,492
Cancellation of Telecom Italia saving shares			(277)	(277)	(434)	(711)
Effect of change in method of accounting for the investments in the Nortel Inversora Group					(837)	(837)
Entel Chile group acquisitions					358	358
Translation adjustments and other			69	69	(181)	(112)
Net loss for the year 2001			(3,090)	(3,090)	(586)	(3,676)

BALANCE AS OF DECEMBER 31, 2001	8,785	3,765	179	12,729	13,624	26,353

Dividend distribution					(2,357)	(2,357)
Extraordinary dividend distribution of reserves					(1,311)	(1,311)
Conversion of “Olivetti 1998-2002 bonds”	29		(14)	15		15
Exercise of “Olivetti common shares 1998-2002 warrants”	23		(11)	12		12
Resolutions of the Board of Directors on June 9, 1999 in accordance with the powers granted by Extraordinary Shareholders’ Meeting on April 7, 1999	5			5		5
Conversion of “Olivetti 2001-2010 bonds”	3			3		3
Translation adjustments and other			(351)	(351)	(1,439)	(1,790)
Net income (loss) for the year 2002			(773)	(773)	467	(306)

BALANCE AS OF DECEMBER 31, 2002	8,845	3,765	(970)	11,640	8,984	20,624

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

F-6

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Form and Content of the Consolidated Financial Statements

The consolidated financial statements of Olivetti S.p.A. (“Olivetti”) and its subsidiaries (the “Olivetti Group”) are prepared on the basis of the accounts of Olivetti and the financial statements of the individual consolidated companies as of December 31, 2002 as approved by their respective Boards of Directors, adjusted, where necessary, to conform with the accounting policies adopted by Olivetti. The accounting policies are consistent with the Italian law related to consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (collectively, “Italian GAAP”).

Italian GAAP differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The effects of these differences on stockholders’ equity as of December 31, 2001 and 2002 and on consolidated net result for the years then ended are set forth in Note 26.

The consolidated financial statements and related notes as presented herein reflect certain reclassifications and disclosures to conform to an international presentation format, which differs from Olivetti’s financial statements and disclosures which are prepared in accordance with Italian legal requirements. The format presented does not result in any modification of the portions attributable to Olivetti stockholders’ equity and net income (loss) as reported on an Italian GAAP basis.

The consolidated financial statements of the Olivetti Group include the financial statements of Olivetti and all Italian and foreign subsidiaries in which Olivetti holds, directly or indirectly, more than 50% of the voting capital or has dominant influence (effective control), primarily Telecom Italia S.p.A. (“Telecom Italia”) and its subsidiaries (together with Telecom Italia, the “Telecom Italia Group”) which was acquired by Olivetti during 1999 as detailed below.

In 1999, Olivetti, through its 72.9% owned subsidiary Tecnost S.p.A. (“Tecnost”), made a tender offer for the majority of the Telecom Italia Ordinary Shares. The transaction was announced at the end of February 1999, when Tecnost and Olivetti declared their intention to proceed with a joint public tender and exchange offer for 100% of Telecom Italia Ordinary Shares. The tender offer took place in May 1999 and was completed on June 23, 1999, giving Tecnost 52.12% controlling interest in Telecom Italia Ordinary Shares. The tender offer was financed through a combination of cash, bonds and shares for a total amount equal to €31,501 million. The cash component, accounting for a total amount equal to €18,955 million, was financed mainly through: (i) the disposal by Olivetti to Mannesman of OliMan (controlling the telecommunication companies Omnitel and Infostrada), (ii) a share capital increase, and (iii) borrowings under a bank facility, reimbursed in July 1999 with the issuing of two tranches of notes under an Euro Medium Term Note program. The bonds component of €7,944 million was represented by the issue of the Floating Rates Note offered in exchange to shareholders tendering the Telecom Italia Shares. The shares component, valued at €4,602 million, was represented by new Tecnost shares issued in order to be offered in exchange to tendering shareholders. During 1999, Tecnost increased its controlling interest in Telecom Italia to 54.16% acquiring an additional interest of 2.04%, as a result of certain cash transactions. Total consideration amounted to approximately €32,506 million, including direct acquisition costs. The excess of purchase price over the adjusted net book value assets acquired amounting to approximately €26,208 million was allocated to goodwill and amortized over a period of 20 years. The adjustments to the net book value of the of the assets acquired to determine the excess purchase price related principally to: i) the recognition of the estimated minimum liability to the Italian National Social Security Board (see Notes 14 and 18), in connection with the telephone workers social security obligations and the related tax effect, ii) the elimination of goodwill recorded in the books of Telecom Italia, and iii) dividends subsequently paid.

In 2000, to rationalize the organizational structure of the Olivetti Group, the 72.9% owned subsidiary Tecnost was merged into Olivetti. The merger was announced on May 15, 2000 and the Boards of Directors of the companies involved in the merger, with the assistance of their advisors, fixed an exchange ratio of 1.12 Olivetti shares for each Tecnost share, both with a par value of €1.00 per share. No cash consideration was involved. The merger was effective from December 31, 2000, with the cancellation of all the Tecnost shares previously held by Olivetti and with the issue of 1,999,439,092 Olivetti shares, par value €1.00 to minority shareholders in exchange for their 1,785,213,475 shares. The merger was accounted for at book value. Included in the minority shareholders was Olivetti’s subsidiary, Olivetti International S.A., which owned 3.2% of total Tecnost shares and obtained in exchange of the Olivetti shares (thus becoming treasury shares at the consolidated level) carried at a total value of €391 million, the original book value of the Tecnost shares.

F-7

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2001 and 2002 Olivetti owned 2,850,255,432 Telecom Italia Ordinary Shares, equal to 54.16% of total Telecom Italia Ordinary Shares and to 38.96% of total share capital.

The significant changes in the composition of the Olivetti Group in 2002 and 2001, principally related to the changes in the Telecom Italia Group, are as follows:

Year 2002

•	In February 2002, Olivetti and Finsiel S.p.A. accepted the tender offer from Tyche S.p.A. (De Agostini group), for their 34% investment in Lottomatica S.p.A. Total proceeds were €391 million realizing a gain, which contributed €135 million to the consolidated net result of the Olivetti Group.

•	In March 2002, the Telecom Italia Group disposed of its 19.61% stake held by TIM International in BDT (Bouygues Decaux Telecom), parent company of the French operator Bouygues Telecom, generating proceeds of €750 million which contributed €104 million to the consolidated net result of the Olivetti Group.

•	On June 28, 2002, TIM International N.V. disposed of its entire 25% stake in the Mobilkom Austria group to Telekom Austria (a company 14.78% owned by Telecom Italia International as of December 31, 2002), generating proceeds of €756 million and realizing a gain, which contributed €25 million to the consolidated net result of the Olivetti Group.

•	On July 31, 2002, Finsiel disposed of its 100% stake in Sogei to the Ministry of Economy and Finance, which had the effect of reducing the Olivetti Group net financial debt by €68 million (defined as long-term debt and short-term debt less cash and cash equivalents, marketable debt securities and financial receivables).

•	On August 1, 2002, the Telecom Italia Group concluded the sale of Auna to Endesa, Union Fenosa and Banco Santander Central Hispano. The transfer of the entire 26.89% interest held by the Olivetti Group resulted in proceeds of €1,998 million and contributed €402 million to the consolidated net result of the Olivetti Group.

•	On August 1, 2002, Telecom Italia sold the 40% interest held in Telemaco Immobiliare to Mirtus, an indirect subsidiary of the American real estate fund Whitehall promoted by the Goldman Sachs group, for net proceeds of €192 million. The net gain realized by the Group was €25 million.

•	On August 2, 2002, Telecom Italia purchased 86% of EPIClink S.p.A. for a price of €60.2 million. The shares were sold by Edisontel S.p.A. (30.3%), Pirelli S.p.A. (25.3%), IntesaBci S.p.A. (20%), E_voluzione (8%) and Camozzi Holding (2.4%). EPIClink specialized in outsourcing services in Information and Communication Technology (ITC) for small and medium-size businesses. After this transaction, EPIClink’s shareholder base is as follows: Telecom Italia 86%, Pirelli 5%, IntesaBci 5%, Camozzi 2% and E_voluzione 2%. Telecom Italia is committed to acquire the residual 14% stake for a total consideration of €10 million.

•	On August 26, 2002, the Telecom Italia Group completed, with the Louis Dreyfus Communication Networks Group (LDCom), the sale of the Olivetti Group’s investment in 9Télécom and the concurrent purchase of approximately 7% of LDCom by the Olivetti Group. The net impact on the Olivetti Group’s results was a loss of €104 million. LDCom is part of the Louis Dreyfus Group, a leading French holding company with international operations in telecommunications, energy, oil, maritime and agricultural commodities trading.

•	On August 27, 2002, the Telecom Italia Group reached agreement with the other shareholders in Solpart Participações (which has indirect control of Brasil Telecom) to reduce its own stake in Solpart (from 37.29% to 19% of ordinary share capital) through a sale of 18.29% of the ordinary share capital to Timepart Participações and to Techold Participações. This reduction was carried out to overcome regulatory constraints which had prevented TIM´s local subsidiaries from commencing commercial operations of its GSM 1800 service. As soon as legally possible, the Telecom Italia Group intends to return to its previous investment position. To this extent option rights have been granted to all parties.

•

In August 2002, TIM International N.V., a subsidiary of TIM, purchased from the Verizon Europe Holding II group, a 17.45% stake in the share capital of Stet Hellas, in which it already owned a 63.95% interest, for a price of €108 million. The transaction, which in effect makes TIM International

F-8

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

N.V. the only industrial partner and strategic shareholder in the company, falls within the framework of the Olivetti Group’s strategy to rationalize its international portfolio and consolidate its position in the Mediterranean Basin.

•	On October 1, 2002, Telecom Italia signed an agreement with the News Corporation Group (“News Corporation”), partner of Telecom Italia in Stream, and Vivendi Universal (“Vivendi”), current shareholder of Tele+, in order to allow Stream to purchase Tele+ and to subsequently create a single Italian pay-TV company on one platform.

On April 30, 2003, following the approval by the competent authorities, the agreement with News Corporation announced in October 2002 was concluded. The new company arising from the integration between Stream and Tele+ has been named SKY ITALIA and Telecom Italia paid approximately €30 million for the transaction. The company is held by Telecom Italia (19.9%) and News Corporation (80.1%).

•	On October 7, 2002, TIM finalized the preliminary contract signed on August 7, 2002 with Blu S.p.A. shareholders for the purchase of 100% of the company, subsequently merged with TIM S.p.A. The deed of merger was registered on December 18, 2002; on the same date the definitive price of €84 million was established. The merger became effective on December 23, 2002.

•	On October 29, 2002, the transaction envisaged by the framework agreement between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds was finalized, allowing the integration of certain of the real estate properties of the companies involved, as well as the entities that provide real estate services to the same companies or to their subsidiaries.

Under the framework agreement the Olivetti Group transferred assets to Tiglio I and Tiglio II in various corporate forms. The market value of these assets was €1,582 million, of which €50 million was related to Seat Pagine Gialle, approximately €1,310 million to real estate from Telecom Italia and approximately €222 million for Olivetti. The transaction had a net impact on the consolidated statement of operations of approximately €121 million for the Olivetti Group.

•	In November 2002, Telecom Italia finalized the agreement that was initially signed on August 2, 2002 with Finmeccanica for the sale of Telespazio. The total impact on the net financial debt of the Olivetti Group was €239 million with a net gain for the Olivetti Group of €14 million.

•	In November 2002, Telecom Italia International N.V. closed the private placement of 75 million Telekom Austria A.G. shares previously held by the Olivetti Group. The placement price was set at €7.45 per share, generating gross proceeds of €559 million and a net loss of €52.5 million. After this transaction, Telecom Italia Group’s stake in Telekom Austria decreased from 29.78% to 14.78%.

•	On November 22, 2002, Telecom Italia disposed of its 45% stake in IMMSI to Omniapartecipazioni S.p.A. for a consideration of €69 million.

•	Under the reorganization of the Telecom Italia Group companies in Luxembourg, in October 2002, Sogerim S.A., was absorbed by its sole shareholder Softe S.A., and Huit II was absorbed by its sole shareholder TI Media S.A. On December 16, 2002, Softe S.A. incorporated TI Media S.A. and the new company was merged with TI WEB S.A., which, on the same date, changed its name to Telecom Italia Finance. All the rights and obligations of the merged companies are vested in Telecom Italia Finance.

Year 2001

•	In February 2001, SEAT acquired a 54.5% stake in Consodata S.A. (“Consodata”), a French company listed on Paris’s Nouveau Marché. This acquisition was made through the issuance by SEAT of 63,789,104 of its ordinary shares in exchange for Consodata shares held by certain funds and management, followed by the contribution by SEAT to Consodata of its business information activity. In June 2001, SEAT exchanged 1,084,913 Consodata shares for a 100% stake in Pan-Adress GmbH, a German company operating in the direct marketing sector. Furthermore, in August 2001, as a result of a public exchange offer through the issuance by SEAT of 95,706,000 of its ordinary shares in exchange for 5,981,625 Consodata shares, SEAT’s stake in Consodata increased to 90.74%. As of December 31, 2002, SEAT’s stake in Consodata was 90.42%. Consodata operates in the business information sector in the French market.

F-9

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	In April 2001, SEAT increased its total stake in Telegate A.G. to 64.53% after acquiring Telegate Holding’s remaining 48.63% share capital. The acquisition was effected by SEAT issuing 150,579,625 of its ordinary shares in exchange for Telegate Holding shares. As of December 31, 2002, SEAT holds a 78.44% stake in Telegate A.G.. Telegate operates predominantly in Germany in the Directory Assistance sector.

•	In August 2001, subsidiary Huit II exchanged 186,000,000 Seat Pagine Gialle shares for 100% of ISM, a company that holds 33.3% of the share capital of Matrix. After this transaction, the Telecom Italia Group controls Matrix, a company that operates in the Internet sector.

•	In December 2001, Telecom Italia’s stakes in the former satellite consortia companies Eutelsat, Intelsat, Inmarsat and New Skies Satellites were transferred to a new company (Mirror International Holding S.a.r.l., “Mirror”), of which 70% was subsequently acquired by the Lehman Brothers Merchant Banking II L.P. closed fund with a minority stake acquired by Intesa BCI and Interbanca. As a result of the sale, Telecom Italia received €450 million in cash and recorded in the consolidated financial statements a capital gain, before taxes, of €170 million. The remaining interest in Mirror is accounted for using the equity method of accounting.

As a result of such changes the following operations disposed of during the fiscal year 2002 have been consolidated in the statement of operations as follows: the 9Télécom group for the period from January 1, 2002 to June 30, 2002; the Telespazio group for the period from January 1, 2002 to September 30, 2002 and the company Sogei for the period from January 1, 2002 to June 30, 2002;

The consolidation principles applied by Olivetti are as follows:

•	The assets and liabilities of the companies consolidated on a line-by-line basis are included in the consolidated financial statements after eliminating the carrying value of the investments against the related stockholders’ equity.

•	Differences arising on elimination of the investments against the fair value of the related stockholders’ equity of the subsidiaries at the date of acquisition are treated as follows:

—	if positive, they are recorded as “goodwill” in intangible assets and amortized on a straight line basis over the period estimated to be benefited and, in any case, not more than a period of 20 years;

—	if negative, they are recorded in stockholders’ equity as “consolidation reserve”, or, when the amount is due to expectations of unfavorable financial results, to “other liabilities (consolidation reserve for future risks and charges)”.

•	All significant intercompany transactions are eliminated, together with the unrealized intercompany profits included in inventory.

•	Unrealized intercompany profits, included in fixed assets and intangible assets, which arise from intraGroup sales of goods and services at market prices are eliminated, along with the related tax effects. Such sales, net of intercompany profits, are reclassified under the heading of capitalized internal construction costs in the accompanying consolidated statements of operations.

•	Accruals and adjustments made in the individual financial statements of the consolidated companies in accordance with the current tax legislation in order to obtain tax benefits otherwise not obtainable are eliminated.

•	The minority stockholders’ share of the equity and net income (loss) of consolidated subsidiaries, calculated using financial statements reflecting the Olivetti Group’s accounting principles, are classified separately in the consolidated stockholders’ equity and the statement of operations for the year.

The financial statements expressed in foreign currency have been translated into Euro by applying the average annual exchange rate to the individual items of the statement of operations and the year-end exchange rate to the items of the balance sheet. The difference arising from the translation of beginning stockholders’ equity and the net result for the year at the year-end exchange rate is recorded in the reserves under consolidated stockholders’ equity.

F-10

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For those consolidated subsidiaries and affiliated companies that use inflation accounting to eliminate distorting effects of inflation on the financial statements, these inflation adjusted financial statements have been translated at the year-end exchange rates for inclusion in the consolidation. The companies in the Olivetti Group that apply inflation accounting principles are Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.r.l. (Romania), Is TIM Telekomunikasyon Hizmetleri A.S. (Turkey), Teco Soft Argentina S.A. (Argentina) and Olivetti Argentina S.A.C.è.l. (Argentina).

Note 2—Regulation

The legal framework for the regulation of the telecommunications sector in Italy has been extensively revised in recent years. This revision includes the liberalization of substantially all telecommunication services including the provision of fixed public voice telephony services and the operation of networks to support the provision of such services, which were opened to competition as of January 1, 1998. Most importantly, the legal framework for regulation of the telecommunications sector in Italy has been completely transformed through the formation of the National Regulatory Authority (“NRA”) in accordance with the Maccanico Law, which implemented the Framework Law, and the adoption of the Telecommunications Regulations by the Italian Government pursuant to Law No. 650 of December 23, 1996 (“Law 650”) and Law No. 189 of July 1, 1997 (“Law 189”) to implement a number of EU directives in the telecommunications sector. The Telecommunications Regulations became effective on October 7, 1997, and have been implemented by specific regulations. The Framework Law in general is aimed at:

•	ensuring the improvement of competition and efficiency in the telecommunications sector;

•	establishing adequate quality standards;

•	ensuring access to telecommunications services in a homogeneous manner throughout Italy;

•	defining a clear and transparent tariff system on the “price cap” method which, pursuant to the Maccanico Law, applied to Telecom Italia’s fixed public voice telephony services for up two years from August 1, 1997 (which price cap method was extended by the NRA from August 1, 1999 to December 31, 2002); and

•	protecting the interests of consumers and users.

The Telecommunications Regulations completed the liberalization of the provision of all telecommunications services and the operation of all telecommunications networks in Italy, effective from October 7, 1997, except for the provision of fixed public voice telephony services and the operation of telecommunications networks to support provision of such services, which were liberalized as of January 1, 1998. Restrictions on other operators providing telecommunications services, other than fixed public voice telephony services and the operation of telecommunications networks, had been lifted by several previous measures.

The Telecommunications Regulations contain provisions concerning:

•	the granting of general authorizations or individual licenses to provide telecommunications services;

•	universal service obligations and the mechanism for funding the net cost of such obligations;

•	special obligations imposed on operators having significant market power, including the determination of interconnection charges using principles cost orientation;

•	numbering, carrier selection and number portability;

•	right of way; and

•	the essential requirements that must be complied with in the provision of services and when interconnecting between public telecommunications networks.

The NRA has established and will continue to establish detailed regulations governing the telecommunications sector and will monitor their application, while the Ministry of Communications will retain the responsibility for defining telecommunications policy in Italy.

F-11

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2001 and 2002 the NRA adopted numerous resolutions in order to implement and detail general framework regulation. In particular, implementing regulations on carrier preselection, interconnection and local loop unbundling/shared access were adopted.

New European Regulatory Framework, that was published on April 2002 and will be transposed in National Laws by July 2003, will change the nature of regulatory and competitive markets, through increased liberalization and a decrease of ex ante regulation. Converging markets’ regulation will be privileged.

Note 3—Accounting Policies

The principal accounting policies applied are as follows:

Securities

Debt securities included under current assets are valued at the lower of cost of acquisition or net realizable value based on market prices.

Debt securities acquired under “repurchase agreements”, for which the obligation exists to resell them at maturity, are included at purchase cost under current assets. The difference between the sales price and the purchase price is allocated to the statement of operations as it accrues.

Debt securities classified under non current assets (other assets) are held to maturity and recorded at purchase cost adjusted for the unamortized discount or premium. They are also adjusted for any permanent impairment in value.

Equity investments considered long-term in nature are recorded under non current assets (other assets) or, if acquired for subsequent sale, recorded under current assets.

Equity investments included under current assets, consisting mainly of shares of consolidated listed subsidiaries anticipated to be sold, are stated at the lower of cost and realizable value, based on the year-end stock market prices.

Contracts for the loan of equity securities are represented in the financial statements as two functionally related transactions: a loan and a repurchase transaction on the securities with the obligation of the borrower to resell them at maturity. Accordingly, “other current assets” and “short term debt” include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract.

Other long-term equity investments are recorded at acquisition or subscription cost, including incidental costs, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of long-term equity investments is written down and the impairment in value in excess of the corresponding carrying value is recorded under “reserves and other liabilities—other liabilities (reserve for contract and other risks and charges)”.

Write-downs of securities are reversed if the reason for the write-down no longer exists, but in no event can the subsequent reversal of the previous write-down exceed the prior carrying value..

Accounts receivable and payable

Accounts receivable and payable are recorded at their nominal value. Where required, provision is made to write-down the receivables to their estimated realizable value.

An estimate is made for doubtful receivables based upon a review of all outstanding amounts at year end. Bad debts are written off during the year in which they are identified.

F-12

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies have been recorded at the exchange rate in effect at the date of the transaction; such assets and liabilities denominated in foreign currencies are remeasured at the prevailing rate at the balance sheet date, taking into consideration the hedging contracts, and any resulting unrealized losses are charged to the statement of operations as “financial expense” and unrealized gains are credited to the statement of operations as “financial income”.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the LIFO method for raw materials and finished products the manufacturing cost for work in progress and semi-finished products and the weighted average method for purchased finished goods. Provision is made for potential losses on obsolete or slow-moving raw materials, finished products and other inventories, taking into account their expected future use and estimated realizable value. Contracts covering less than 12 months are valued using the actual manufacturing cost, while long-term contracts are accounted for using the percentage of completion method. Provision is also made for estimated losses on completion and any other related risks on long-term contracts.

Accruals and deferrals

These items are recorded on the accrual basis

Fixed assets

Fixed assets are stated at purchase or construction cost plus accessory costs and directly attributable expenses. The values are periodically adjusted in those jurisdictions where the assets are located that allow or require monetary revaluations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets using the following annual rates applied to the historical or revalued costs:

Buildings	3 — 7%
Telecommunication system and equipment	3 — 33%
Machinery and installation.	20 — 33%
Industrial and commercial equipment	15 — 25%
Other fixed assets	6 — 33%

Construction in progress is stated at cost. Ordinary repair and maintenance costs are charged to the statement of operations in the year they are incurred. Alterations and major overhauls that extend the life or increase the capacity of the asset are capitalized.

Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the accounts with any resulting gain or loss reflected in the statement of operations.

Capital grants

Capital grants provided by the Italian government or other public agencies in connection with investments in fixed assets are recorded in the year the grant is formally approved and, in any event, when the right to their receipt is definite. The grants are not subject to any restriction as to use and may not be reclaimed by the government. Capital grants are included in deferred income and recorded in the statement of operations in connection with the gradual depreciation of the assets they refer to.

F-13

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets

Intangible assets are recorded at cost, and amortized on a straight line basis over the period of expected future benefit as follows:

Licenses, trademarks and similar rights	Contract duration(1)
Goodwill	Years to be benefited (20 years for the Telecom Italia acquisition)
Software	Principally in 3 years
Leasehold improvements	Rental contract duration
Other, including start-up costs	Principally in 5 years

(1)	Except that telecommunications licenses are amortized for not more than 15 years.

Software costs capitalized represent only those costs associated with the development of new software or the enhancement of software when additional functionality is provided. The Company applies the same policy in accounting for web site development costs and for costs of computer software developed or obtained for internal use. All costs of maintaining existing software, costs for the enhancement of software that does not provide for additional functionality, and costs pertaining to the preliminary stage of software development are expensed as incurred.

Write-down of long-lived assets

The Olivetti Group periodically evaluates potential impairment loss relating to long lived assets (fixed assets, intangible assets, including goodwill, and equity investees) when a change in circumstances occurs by assessing whether permanent diminution in value has occurred. Impairment is recognized if the recoverable amount falls below its carrying value. In that event, an impairment loss is recognized based on the amount by which the net carrying value exceeds the recoverable amount, pursuant to Article 2426, Section 1, item 3 of the Italian Civil Code. Write-downs are reversed if the reason for the write-down no longer exists.

Employee termination indemnities

The amount of this reserve is determined in accordance with current laws and collective bargaining agreements.

The reserve for termination indemnities shown in the consolidated balance sheets reflects the total amount of the indemnities, net of any advances taken, that each employee in the Italian consolidated companies would be entitled to receive if termination were to occur as of the balance sheet date.

Reserves for risks and other charges

Reserves for risks and other charges are recognized when the Olivetti Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Research and development costs

Research and development costs are charged to the statement of operations as incurred. In 2001 and 2002 gross research and development costs charged to the statement of operations (before revenue grants) amounted to €204 million, and €151 million, respectively.

Revenue grants

Revenue grants represent contributions against operating costs mainly provided by the government or other public agencies in connection with research and development costs. They are recorded in the statement of operations in the year they are formally approved and in any event when the right to their receipt is definite.

F-14

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These grants are not subject to any restriction as to use and they may not be reclaimed by the government. Revenue grants are included in other income and are recorded as part of total revenues in the accompanying statement of operations.

Recognition of revenues and expenses

Revenues and expenses are recorded on the accrual basis.

Revenues are recorded in the statements of operations as follows:

i)	for telecommunication services companies (both fixed and mobile providers), in the year in which the services are provided. Revenue from telecommunication traffic are reported gross of the shares belonging to other operators and service providers which are reported, for the same amount, under operating expenses (other external charges).

Certain revenues deriving from fixed telephone and mobile services are billed in advance and are recognized when services are provided. Revenues deriving from other telecommunications services, principally network access, long distance, local and wireless airtime usage, are recognized based on minutes of traffic processed or contracted fee schedules. Revenues from installation and activation activities are recognized at the date of the installation or activation.

The revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by customers, as this is considered to be a separate earnings process from the sale of wireless services;

ii)	for IT software and services and other activities, on the basis of the services rendered during the year; and

iii)	revenues of the Internet and Media segment are primarily derived from advertising and publishing, sale of office and related products, and internet access and related services. Revenues from the sale of advertising and publishing are recognized in the statement of operations according to the date of publication, which corresponds to the time at which the directories are printed and delivered. Advertising revenue from on-line services is recorded on the date the on-line advertisement is posted to the related web site and advertising revenue from television is recorded on the date at which the advertisement is shown. Revenues from the sale of office and related products are recognized when title transfers, which generally corresponds to the date when products are shipped. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded. Revenues from internet access and related services, primarily subscription services, are recognized over the subscription period on a straight line basis.

Capitalization of interest policy

Interest on construction projects is capitalized when specific borrowings can be attributed to the project.

Income taxes

The companies within the Olivetti Group are required to pay taxes on a separate company basis. Income taxes currently payable, recorded in accrued income taxes, are provided on the basis of a reasonable estimate of the tax liability for the year of all consolidated companies.

The Olivetti Group also recognizes deferred income tax assets and liabilities that are determined under the liability method. Deferred income taxes represent the tax effect of temporary differences between the tax and financial reporting bases of assets and liabilities, using enacted tax rates, and the expected future benefit of net operating loss carry forward. The tax benefit of tax loss carry-forwards is recorded only when there is a reasonable expectation of realization.

Deferred tax assets and deferred tax liabilities are offset, whenever allowed by local tax laws.

F-15

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No deferred taxes are established on certain equity reserves, as management’s intent is not to distribute these reserves. Taxes would need to be provided for on these reserves if management expects to utilize or distribute them in the future.

Accounting for leases

Assets covered by finance lease contracts are recorded in fixed assets and depreciated from the date of the lease contract. The corresponding liability is allocated between short and long term debt. The interest element of the finance lease and the depreciation charge are recorded in the statement of operations. Depreciation is calculated on the same basis as that for similar owned assets.

All other leases are accounted for as operating leases.

Financial derivatives

Financial derivative contracts are used by the Olivetti Group to hedge exposure to interest rate and foreign currency exchange risks. They are valued consistently with the underlying asset and liability positions and any net expense connected with each single transaction is recognized in the statement of operations.

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of operations in “financial income” or “financial expense” based on the accrual principle.

For financial instruments used to hedge exchange rate risks, the cost (or “financial component” calculated as the difference between the rate at the date of entering into the contract and the forward rate) is recorded in the statement of operations in “financial income” or “financial expense” based on the accrual principle.

Non-hedging derivatives are assessed by comparing the instrument value at the contract date and its year-end value. Any losses are charged to income, while gains are not recorded since they are not realized.

Premiums collected (paid) on the sale or purchase of put and call options on listed portfolio shares are classified under “other payables” or “receivables due from others”. If the option is exercised, the premium collected (paid) is treated as an accessory component of the strike price of the underlying instruments; if the option is not exercised, the premium collected (paid) is recorded under financial income (financial charges). Purchase or sale commitments in respect of the sale of put and call options are described in Note 18.

Securitization of accounts receivable

Upon the sale of receivables to the TI Securitization Vehicle S.r.l. (the “Vehicle”), the underlying receivables are removed from the balance sheet. The difference between the carrying value of the receivables sold and the consideration received (including the deferred consideration under the deferred purchase price) is charged on the accrual basis to the consolidated statement of operations in “other external charges” or in “financial expense”. All expenses to initiate and operate the program are charged to “other external charges”. The notes issued under the program are not included in the consolidated balance sheet of Olivetti, as they are considered to be legal obligations of the Vehicle see Note 5).

Note 4—Cash and Cash Equivalents and Marketable Securities

Cash and Cash Equivalents

	As of December 31,
	2001	2002
	(millions of euro)
Bank and postal accounts	3,626	4,363
Cash and valuables on hand	76	7
Receivables for securities held under reverse repurchase agreements	4	56

	3,706	4,426

F-16

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bank and postal accounts consist mainly of funds on deposit in Italian and foreign banks in current accounts. €300 million, due in the first months of 2003, are reserved for the creditors of Telesoft due to its merger and absorption in IT Telecom, for the creditors of Blu due to its merger and absorption by TIM and for the creditors of the companies H.M.C. Broadcasting and H.M.C. Produzioni for their mergers and absorptions in TV Internazionale. €198 million are reserved for a guarantee provided by Royal Bank of Scotland on behalf of Mediobanca in the interest of Is TIM. Therefore, as of December 31, 2002 a total of €498 million in cash was restricted.

Marketable Securities

	As of December 31,
	2001	2002
	(millions of euro)
Marketable equity securities	393	472
Marketable debt securities	3,616	1,628

	4,009	2,100

As of December 31, 2002, marketable equity securities include €299 million concerning 41,401,250 Telecom Italia ordinary shares not held as fixed assets (and valued at €7.23 per share, corresponding to the stock price on the last day of trading in December) and €170 million (€247 million as of December 31, 2001) of other listed shares in otherwise consolidated subsidiaries. The reduction from December 31, 2001 is mainly attributable to the write-down of TIM shares (€75 million) to their market value.

Marketable debt securities are held in the main by Group finance companies in connection with trading activities; they included €278 million for securities held by the Telecom Italia Group (consisting of bank certificates of deposits held by the Tele Nordeste Celular Group and of bonds held by TI Finance) and €1,649 million for securities held by other Olivetti Group companies, in particular bonds (€517 million), own bonds (€649 million) and other securities (€483 million). The decrease of €1,988 million from December 31, 2001 is essentially attributable to Softe and Sogerim, which, before their merger into TI Finance, reduced their bond portfolios.

The carrying values of both marketable equity and debt securities have been written-down by €259 million to reflect market values at year end.

Note 5—Receivables

	As of December 31,
	2001	2002
	(millions of euro)
Trade	9,081	8,967
Reserve for bad debt	(826)	(839)

	8,255	8,128
Unconsolidated subsidiaries	32	41
Affiliated companies	569	214

	8,856	8,383

Gross trade accounts receivable at December 31, 2002 totaled €8,967 million (€9,081 million in 2001) and consist, for the most part, of receivables for telecommunications services. Receivables are adjusted to estimated realizable value through write-downs. Such write-downs mainly relate to the telecommunications companies. Trade accounts receivable are primarily held by Telecom Italia (€3,753 million), TIM (€1,404 million) and Seat Pagine Gialle group (€894 million).

This caption also includes €1,107 million of receivables from other telecommunications carriers and €113 million of services to be performed by Seat Pagine Gialle representing the advertising commitments undertaken and invoiced by the company for directories that will be published in 2003. The same amount is recorded in payables, trade and other, as deferred revenue.

F-17

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2002, Olivetti Group sold trade accounts receivable under non-recourse factoring arrangements for a total of €3,969 million of which €3,843 million related to Telecom Italia Group and €126 million related to other companies (€3,516 million in 2001, of which €3,297 million related to TIM S.p.A. and €219 million related to other Olivetti Group companies). At December 31, 2002, receivables sold and not yet due totaled €585 million (€130 million as of December 31, 2001).

During 2001, Telecom Italia began a program (the “Program”) for the securitization of receivables generated by the services rendered to the customers of the Telecom Italia Domestic Wireline (TIDW) business unit and the customers of Path.Net (a wholly-owned subsidiary of Telecom Italia, which provides telephone services to the Public Administration). A first tranche of €700 million of Notes was issued in June 2001 by the Vehicle, a non-consolidated special purpose vehicle for the Program which operates under Law No. 130/1999. The Program allows for the possibility of successive issues of notes, all with the same rights and risk profile, up to a total maximum amount of €2 billion. This program continued in 2002.

The Program, regulated by the aforementioned law, allows the transfer of trade receivables, on a non-recourse basis, between Telecom Italia and Path.Net (assignors) and the Vehicle (assignee). The cash flows from the trade accounts receivable covered by the Program constitute the funds that the securitization vehicle uses to pay the interest and the principal to the note holders. Within the framework of the Vehicle’s disbursement plans and the time frame for the collection of the receivables, the sums received are also used to purchase new receivables generated by the normal operating activities of the assignors.

The price for this transaction, equals to the nominal value of the receivables, less a discount which takes into account the expenses that the Vehicle must bear, is paid to the respective assignor partly as an advanced purchase price, at the time of sale, and partly as a deferred purchase price. The deferred portion, which constitutes the credit enhancement under the Program, is paid to the assignor each time new receivables are sold, subject to the collection of the receivables, and is calculated by the rating agencies on the basis of pre-established estimates of the collection times and the amounts of the credit notes that will eventually be issued. Such estimates, and therefore also the deferred purchase price, is adjusted monthly on the basis of the effective performance of the receivables (i.e., a dynamic credit enhancement).

As regards the risk of non-collectibility, the respective assignor is responsible for the ultimate recovery from the debtors on the receivables sold, up to the limit of the amount of the deferred purchase price. The Vehicle would absorb any amounts over the deferred purchase price.

The first issue of notes backed by the securitization of receivables (called Series 2001-1) for a total of €700 million, was divided into three classes having the following characteristics:

•	Class A1: €100 million variable rate notes denominated in € with a maturity of approximately 18 months (maturing January 25, 2003) with a margin of 19 basis points over the 3-month Euribor;

•	Class A2: €150 million variable rate notes denominated in € with a maturity of approximately 3 years (maturing July 25, 2004) with a margin of 27 basis points over the 3-month Euribor;

•	Class A3: €450 million variable rate notes denominated in € with a maturity of approximately 5 years (maturing July 25, 2006) with a margin of 34 basis points over the 3-month Euribor.

These notes have been rated by Fitch, Moody’s and Standard & Poor’s at AAA/Aaa/AAA, respectively. The high ratings reflect the quality and diversification of the underlying receivable portfolio, the element of over collateralization represented by the dynamic credit enhancement, the legal structure of the transaction and other qualifying aspects of the program. The total amount of the trade accounts receivable sold under the securitization transactions in 2002 was €9 billion (€5.9 billion in 2001) and solely referred to receivables from residential customers generated by Telecom Italia. As of December 31, 2002, the receivables sold and not yet collected amounted to €849 million (€877 million as of December 31, 2001), of which €757 million (€684 million as of December 31, 2001) were not yet due.

The securitization and the factoring transactions led to an improvement in consolidated net financial debt as of December 31, 2002 of €1,049 (€848 million as of December 31, 2001), of which €826 million was due to the securitization Program.

F-18

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the securitization Program, the Vehicle can invest the temporary excess liquidity from the Program by lending the excess cash to Telecom Italia. As of December 31, 2002, the balance of such loans to the Olivetti Group totaled €165 million (€168 million as of December 31, 2001). The Olivetti Group has recorded these amounts as financial payables included under “short term debt” in the accompanying consolidated balance sheet.

Note 6—Inventories

	As of December 31,
	2001	2002
	(millions of euro)
Raw materials	42	30
Work in progress	29	27

Total manufacturing inventories	71	57
Finished products and goods for resale:
in respect of group core business	409	323
Property for sale	27	23
Contracts in progress	352	179
Advances to suppliers	2	2

	861	584

Inventories of €411 (€636 million as December 31, 2001) are held by Telecom Italia Group companies and of €173 million (€225 million as of December 31, 2001) by other companies (mainly Olivetti Tecnost Group). In particular, as far as Telecom Italia Group companies are concerned, inventories of €193 million (€245 million as of December 31, 2001) are held by companies providing telecommunications services, €170 million (€234 million as of December 31, 2001) by companies providing information technology services and €48 million by the Seat Pagine Gialle group and other minor subsidiaries. The reduction from December 31, 2001 is mainly attributable to the disposals of Sogei and the Telespazio Group (a decrease of €133 million).

Note 7—Other Current Assets

	As of December 31,
	2001	2002
	(millions of euro)
Receivables from banks and other loans	681	976
Receivables from national government and public agencies for subsidies and contributions	43	59
Cash receipts in transit	210	98
Tax receivables	2,215	2,092
Deferred tax assets	991	2,151
Accrued income	466	367
Prepaid expenses	408	328
Other	928	988

	5,942	7,059

Receivables from banks and other loans are mainly due to the deferred purchase price due from the securitization Vehicle (€370 million) and amounts due from financial institutions for the lending of Seat Pagine Gialle shares (€176 million) by Telecom Italia. These shares continue to be consolidated for financial reporting purposes. As required by the Bank of Italy regulations, an offsetting debt is recorded against the receivable from the financial institution. Such agreements were concluded during the months of February and March 2003. Receivables from banks and other loans also includes €300 million related to a shares lending agreement entered by Olivetti Finance N.V. with a financial institution; a short term liability is also recognized for an equal amount.

The €123 million decrease in tax receivables is principally due to lower VAT and current tax receivables at Telecom Italia (a decrease of €596 million), partially offset by the increase in TIM current tax receivables (an increase of €335 million) mainly due to the benefit arising from the merger of Blu into TIM.

F-19

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets, including those under Other assets (see Note 10), totaled €4,190 million (€1,695 million as of December 31, 2001), while deferred tax liabilities amounted to €40 million (€381 million as of December 31, 2001). As a result, net deferred tax assets amounted to €4,150 million (€1,314 million as of December 31, 2001).

The €2,495 million increase in deferred tax assets is mainly due to TIM (an increase of €928 million), Telecom Italia (an increase of €1,080 million) and Olivetti (an increase of €598 million) and is related to the write-downs of equity investees and the provisions to the reserves for risks and charges; deferred tax liabilities are generally associated with deferred gains.

Other current assets include miscellaneous receivables due from the Italian government and other public institutions and advances to personnel.

Note 8—Fixed assets, net

Fixed asset balances, net of accumulated depreciation and write-downs are detailed as follows:

	As of December 31, 2001	As of December 31, 2002
		Cost	Accumulated Depreciation	Net Book Value
	(millions of euro)
Land and buildings	3,137	3,712	1,467	2,245
Telecommunications systems and equipment, machinery and installations	16,695	56,801	41,843	14,958
Industrial and commercial equipment	83	1,043	983	60
Other	746	2,101	1,410	691
Construction in progress and advances to suppliers	1,436	1,495	—	1,495

	22,097	65,152	45,703	19,449

As of December 31, 2002 fixed assets include leased assets with a net book value of €565 million (€680 million as of December 31, 2001), with a gross value of €728 million (€831 million as of December 31, 2001) less accumulated depreciation of €163 million (€151 million as of December 31, 2001). In January 2003, some property units leased by Telecom Italia and other Group’s companies were purchased ahead of schedule.

F-20

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An analysis of movements in fixed assets for each of the years is as follows:

	As of December 31,
	2001	2002
	(millions of euro)
Balance, at beginning of the year	23,776	22,097
Effect of change in accounting for the Nortel Inversora Group	(2,704)	—

	21,072	22,097
Investments in fixed assets	4,317	3,291
Disposals	(188)	(542)
Depreciation(1)	(4,080)	(3,807)
Changes in consolidation area	1,347	(313)
Translation adjustments	(352)	(1,168)
Write-downs and other	(19)	(109)

Balance, end of the year	22,097	19,449

(1)	A breakdown of depreciation is as follows:

	As of December 31,
	2001	2002
	(millions of euro)
Buildings	165	155
Telecommunications systems and equipment, machinery and installations	3,560	3,336
Industrial and commercial equipment	44	38
Other	311	278

	4,080	3,807

Translation adjustments amount to €1,168 million, associated with the segment Mobile (€674 million), the Entel Chile group (€305 million), the Entel Bolivia group (€111 million) and other minor subsidiaries (€78 million).

In 2001, changes in consolidation area mainly refer to the inclusion of the Entel Chile group and consolidation of certain SEAT’s subsidiaries all of which were acquired in 2001.

A detail of investments in fixed assets by segment during each of the years is as follows:

	As of December 31,
	2001	2002
	(millions of euro)
Domestic Wireline	1,949	1,828
Mobile	1,547	1,075
Internet and Media	82	28
Latin America	351	201
IT Group	111	85
IT Market	19	12
Other activities and intercompany eliminations	195	29

Telecom Italia Group	4,254	3,258
Olivetti S.p.A and other operating companies	63	33

	4,317	3,291

F-21

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Intangible assets

	As of December 31,
	2001	2002
	(millions of euro)
Licenses, trademarks and similar rights	4,452	3,995
Goodwill	31,887	27,894
Software and other rights	1,291	1,269
Leasehold improvements	238	222
Work in progress and advances	874	832
Other	478	349

	39,220	34,561

•	Licenses, trademarks and similar rights decreased by €457 million mainly as a result of the change in the exchange rates of South American countries (a decrease of €650 million). They refer to the Mobile segment for €3,446 million, mainly in respect of the remaining unamortized cost on the UMTS and PCS licenses (of which €2,417 million relating to TIM), and other Telecom Italia Group companies for €549 million, principally for Indefeasible Rights of Use (IRU) that have been granted to the Olivetti Group and capitalized.

•	Goodwill decreased by 3,993 million compared to December 31, 2001. This is mainly due to the amortization charge for the period (€2,151 million), the write-downs of the residual goodwill of Jet Multimedia prior to its disposal (€134 million) and of goodwill relating to Seat Pagine Gialle (€1,544 million, in consideration of the fact that the Olivetti Group no longer considers its Directories business to be of a core, strategic business), Blu (€103 million), Corporacion Digitel (€75 million) and other minor subsidiaries (€47 million) and the negative performances of the Brasilian Real and Chilean Peso as regards goodwill in those currencies (€84 million).

Additions of goodwill for the year 2002 amount to €349 million (€1,196 million in 2001) mainly for the purchase by TIM of Blu (€103 million) Stet Hellas (€66 million) and Corporacion Digitel (€27 million) and by Telecom Italia of Netesi and Epiclink (€67 million).

As of December 31, 2002, the residual value of goodwill mainly refers to:

(millions of euro)
Telecom Italia	21,351
Seat Pagine Gialle	3,780
TIM	748
Entel Chile	739
Corporacion Digitel	266
TDL Infomedia	252
Holding Media e Comunicazione	163
Other Companies	595

27,894

•	Software and other rights principally include software for telecommunications services.

•	Work in progress and advances relate primarily to costs of developing software projects incurred by Telecom Italia, mainly for internal use.

F-22

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in intangible assets during the year 2002 are as follows:

	2001	2002
	(millions of euro)
Balance, at beginning of the year	39,640	39,220
Goodwill	796	349
Other additions	3,311	1,610
Amortization	(3,565)	(3,462)
Writedowns	(1,017)	(2,004)
Changes in consolidation area, translation adjustment and other	55	(1,152)

Balance, at the end of the year	39,220	34,561

In 2002 other additions mainly refer to capitalization of costs for telecommunications software and new licenses and similar rights acquired.

The significant write-down in 2002 is substantially related to the Olivetti Group’s investment in Seat Pagine Gialle.

Note 10—Other assets

	As of December 31,
	2001	2002
	(millions of euro)
Equity investments in:
Unconsolidated subsidiaries	19	19
Affiliated companies	4,651	2,101
Other companies	387	456
Advances on future capital contributions	1,659	—
Total Investments	6,716	2,576
Treasury stock	393	393
Other securities	87	304
Deferred tax asset	704	2,039
Other receivables	1,636	1,510

	9,536	6,822

F-23

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in affiliated companies (€4,651 million and €2,101 million, respectively, as of December 31, 2001 and 2002) comprised:

	As of December 31,
	2001	2002
	(millions of euro)
Telekom Austria	1,460	708
GLB Serviços Interativos	24	13
Solpart Participaçoes	238	142
Mobilkom Austria	544	—
AUNA	690	—
Etec S.A.	551	467
Telekom Srbija	195	187
Is TIM	81	—
B.D.T.	158	—
IM.SER	141	12
Netco Redes	125	22
Telemaco immobiliare	91	—
Tiglio I	—	242
Tiglio II	—	74
Mirror International Holding	94	94
Italtel Holding	65	43
Stream	32	19
Other	162	78

	4,651	2,101

The investments valued by the equity method include the remaining unamortized portion (€504 million, against €1,688 million as of December 31, 2001) of goodwill relating to such investments. Goodwill is mainly associated with Telekom Austria for €315 million and Etec S.A. for €100 million.

Investments in associated companies in 2002 decreased by €2,550 million compared to 2001, as a result of the following:

(millions of euro)
Balance, at the beginning of the year	4,651
Additions	751
Disposals	(2,615)
Valuation using equity method	(682)
Other	(4)

Balance, at the end of year	2,101

Additions of €751 million mainly relate to stakes in Stream (€234 million), Tiglio I (€242 million), Tiglio II (€74 million) and AUNA (€193 million, before the subsequent disposal).

Disposals of €2,615 million mainly relate to AUNA (€883 million), Mobilkom Austria (€553 million), Telekom Austria (€718 million), BDT (€158 million), IM.SER (€126 million) and Telemaco Immobiliare (€109 million).

As of December 31, 2001, advances on future capital contributions amounted to €1,659 million relating to advances made by Tim International to its Turkish investee, Is Tim. As of December 31, 2002, such advances were completely written off due to the deteriorating prospects for recoverability of the investment in Is Tim.

Treasury stock refers to 211,931,328 Olivetti ordinary shares held by Olivetti International S.A. and to 2,697,500 Olivetti ordinary shares held by Olivetti itself, carried at a total value of €393 million. Treasury shares held by Olivetti are €2 million and arose partly from purchases authorized by the shareholders’ meeting of stock

F-24

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

held by employees of the Parent Company and its subsidiaries; the shares held by Olivetti International S.A. were obtained in exchange of the Tecnost shares following the upstream merger of Tecnost into Olivetti and are carried at a total value of €391 million, the original book value of the Tecnost shares.

Other securities as of December 31, 2002 include €287 million referring to 45,647,000 Telecom Italia savings shares and 5,280,500 Telecom Italia ordinary shares; such shares have been bought under the buyback plan authorized by the Ordinary Telecom Italia shareholders’ Meeting of November 7, 2001.

Other receivables include the non current portion of the expenses related to the deferral of the premium paid for the put option on the SEAT shares, as well as receivables from associated companies, the revalued amount of the tax receivable from the prepayment of the tax on the reserve for employee severance indemnities, loans to employees, loans to third parties and security deposits.

Note 11—Financial Debt

	As of December 31, 2001	As of December 31, 2002
	Total	Denominated in euro	Denominated in Foreign currency	Total
Short-term debt(1)	9,072	6,050	777	6,827
Long-term debt	37,747	32,400	1,404	33,804

	46,819	38,450	2,181	40,631

(1)	Including current portion of long-term debt.

The total financial debt fell by €6,188 million compared to the end of 2001, after the payment of dividends and the distribution of reserves of €3,649 million.

In particular, the total financial debt as of December 31, 2002 benefited from the disposals during the year 2002, net of the related expenses, for a total amount of €4,771 million, mainly in connection with the sale of AUNA (€1,998 million), Bouygues Decaux Telecom (€750 million), Mobilkom Austria (€756 million), Lottomatica (€391 million), Sogei (€176 million), Telemaco Immobiliare (€192 million), Immsi (€69 million), Tiglio (€551 million), Telekom Austria (€559 million), Telespazio (€239 million), 9Télécom (an out-flow of €529 million).

At the end of 2000, the Telecom Italia Group established a Global Note Program, which allowed for the issuance of a total amount of U.S.$.12 billion in debt, at various terms, rates and maturities. From time to time, the Telecom Italia Group has issued debt under the Global Note Program in order to meet funding requirements and to refinance existing debt.

In July 1999, the Olivetti Group established a Euro Medium Term Note Program (the “EMTN Program”). The EMTN Program, as updated and amended on June 8, 2001 and May 14, 2002, allows for the issuance of a total amount of €15 billion in debt, at various terms, rates and maturities. From time to time, the Olivetti Group has issued debt under the EMTN Program in order to meet funding requirements and to refinance existing debt.

The portion of financial debt due beyond one year rose from 81% at December 31, 2001 to 83% at December 31, 2002: including also in long-term debt its current portion (€3,450 million) the percentage went up to 92% (85% as of December 31, 2001). Such increase is due to refinancing of the debt with the issue of fixed-rate notes by Telecom Italia S.p.A. for €2,500 million on February 1, 2002, divided into two tranches of €1,250 million each, due, respectively, on February 1, 2007 and February 1, 2012. This issue falls under the “Global Note Program”.

As of December 31, 2002, the amount of unutilized short-term bank facilities was €9,985 million (€10,641 million as of December 31, 2001). Approximately 69% of these facilities were denominated in Euro and had varying interest rates.

F-25

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial debt denominated in foreign currency as of December 31 of each year is as follows:

	2001	2002	2001	2002
	(millions of foreign currency)		(millions of euro)
U.S.$	970	1,073	1,100	1,023
GBP	305	271	502	417
BRL (Brazil)	3,239	1,072	1,584	289
CLP (Chile)	538,381	200,847	937	267
NUEVO SOL (Peru)	329	258	109	70
YEN	450	631	4	3

Other			84	112

			4,320	2,181

A grouping of the financial debt by interest rates is as follows:

	As of December 31,
	2001	2002
	(millions of euro)
Up to 2.5%	5,179	4,779
Fm 2.5% to 5%	25,753	15,941
From 5% to 7.5%	13,795	17,370
From 7.5% to 10%	1,129	935
Over 10%	1,129	935

	46,583	39,763
Non-interest bearing	236	868

	46,819	40,631

The non-interest bearing financial payables relate to certain agreements entered into by Telecom Italia for the lending of SEAT shares (“prestito titoli”).

Long-term debt as of December 31, 2002 classified by maturity is as follows (in millions of euro):

2003 (current portion of long-term debt)	3,450
2004	7,953
2005	3,826
2006(1)	6,422
2007	3,599
Beyond 2007	12,003

37,253

(1)	Includes €1,964 million “Opera Notes” puttable from investors in March 2004.

F-26

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial debt consists of the following:

	As of December 31,
	2001	2002
	Total	Long-term debt	Short-term debt(1)	Total
	(millions of euro)
Debt to banks	10,865	1,850	3,926	5,776
Debt to other financial institutions	2,425	866	1,104	1,970
Convertible notes	8,972	7,401		7,401
Notes and bonds	23,050	23,591	813	24,404
Payables to associated companies	572	24	382	406
Note payables	220		241	241
Suppliers	168	13	8	21
Other	547	59	353	412

	46,819	33,804	6,827	40,631

(1)	Including current portion of long-term debt.

•	Debt to banks of €5,776 million, decreased by €5,089 million compared to December 31, 2001. Certain bank borrowings are secured by mortgages for €25 million and liens and pledges for €258 million mainly related to Maxitel. Furthermore, TIM International has pledged Digitel shares as a guarantee for a credit facility granted to the same company.

•	Debt to other financial institutions, of €1,970 million, decreased by €455 million compared to December 31, 2001. This debt is related to loans payable by Seat Pagine Gialle (€780 million) to Seat Pagine Gialle Finance S.r.l., a special purpose vehicle, entirely owned by third parties, operating under Law No. 130/99 on securitization, loans payable to Cassa Depositi e Prestiti by Telecom Italia (€284 million) and loans payable by Telecom Italia to the securitization Vehicle (€165 million), as well as a loan payable by Olivetti International Finance N.V. to a Japanese investor (€174 million); such borrowing due 29 October 2029, was previously under the form of a bond loan of Yen 20 billion .

•	Convertible notes of €7,401 million include notes issued by Telecom Italia Group of €1,964 million and notes issued by other Olivetti Group companies of €5,437 million.

Notes issued by Telecom Italia Group include those issued by TI Finance in an aggregate principal amount of €2,500 million, convertible into TIM or Seat Pagine Gialle shares, with the right of the issuer to pay off the amount due in cash. These are five-year notes and can be redeemed by the noteholders before the maturity at the end of the third year after issue. Convertible notes issued by Telecom Italia Group decreased by €536 million due to the buy – back and subsequent cancellation of notes by TI Finance.

Notes issued by other Olivetti Group companies decreased by €1,035 million and include:

•	Olivetti Finance N.V. 2000-2005 bond for €765 million exchangeable for Telecom Italia ordinary shares, with a fixed annual 1% coupon and redemption premium of 113.41% of the issue price (approximately €15.22 per bond) maturing in November 2005. The bond would result in an aggregate payable of €868 million . The yield on maturity is 3.5% per annum and the exchange will be one Telecom Italia Share for each bond;

•	Olivetti S.p.A. 2001-2004 bond for €1,267 million convertible into Olivetti S.p.A. shares, with a fixed annual 1.5% coupon and redemption premium of 105.07759% of the issue price (€2.6 per bond) maturing in January 2004. The bond would result in an aggregate payable of €1,331 million. The yield on maturity is 3.25% per annum and the conversion rate is one Olivetti share for each bond.

•	Olivetti Finance N.V. 2002-2004 zero-coupon bond for €385 million maturing in March 2004. The loan is convertible into 41,400,000 Telecom Italia ordinary shares (at an exercise price of €9.30 per share);

F-27

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Olivetti S.p.A. bonds, with a fixed annual 1.5% coupon and redemption premium of 118.37825% of the issue price (€1.0 per bond) maturing in January 2010. The bond would result in an aggregate payable of €2,853 million. The yield on maturity is 3.5% per annum and the conversion rate is one Olivetti share for each bond.

Notes and bonds, which totaled €24,404 million and increased by €1,354 million from December 31, 2001, include the following:

•	on April 10, 2001, notes were issued by TI Finance in an aggregate principal amount of €6,000 million. The issue was divided into three tranches: the first, for €1,000 million principal amount of floating rate notes, maturing on April 20, 2004; the second, for €3,000 million principal amount of fixed-rate notes, maturing on April 20, 2006; the third, for €2,000 million principal amount of fixed-rate notes, maturing on April 20, 2011;

•	on December 21, 2001, Telecom Italia issued floating rate notes of €1,500 million principal amount maturing June 21, 2005. Telecom Italia can call the notes at an earlier date at par, beginning from the second year and at every interest coupon date thereafter;

•	notes maturing in 2003 issued by the Brazilian subsidiaries Tele Nordeste Celular and Tele Celular Sul for €108 million;

•	notes maturing between 2007 and 2023 issued by Entel Chile for €208 million;

•	notes maturing between 2009 and 2010 issued by the TDL Infomedia Ltd group for €116 million;

•	notes issued by Telecom Italia as part of the Global Note Program on February 1, 2002 for €2,500 million, divided into two tranches of €1,250 million each, at fixed interest rates, maturing, respectively on February 1, 2007 and February 1, 2012;

•	notes 2002-2022 reserved for subscription by employees, in service and retired, of companies directly and indirectly controlled by Telecom Italia with headquarters in Italy, for €192 million.

•	Olivetti International N.V. bond (1998-2003) with a fixed annual 5.875% coupon + 0.15% step-up maturing in May 2003, for €700 million;

•	Olivetti International N.V. bond (1999-2009) with a fixed annual 5% coupon + 0.15% step-up maturing in February 2009, for €1,500 million;

•	Olivetti International N.V. Swiss Francs bond (1986-2046) with a fixed annual 5.625% coupon maturing in June 2046, for 100 million Swiss Francs equivalent to €69 million;

•	Olivetti Finance N.V. (originally Olivetti International Finance N.V.) bond (1999-2004) with a fixed annual 5 3/8% coupon + 0.45% step-up maturing in July 2004, for €4,200 million;

•	Olivetti Finance N.V. bond (2002-2005) with a floating rate coupon of 1.45% over the EONIA maturing in February 2005, for €200 million;

•	Olivetti Finance N.V. bond (2002-2005) with a floating rate coupon linked to quarterly EURIBOR + 130 basis points for €500 million. Bondholders may extend maturity for subsequent periods of 21 months up to an overall maximum term of 10 years;

•	Olivetti Finance N.V. bond (2002-2006) with a floating rate quarterly coupon + 1.25 spread maturing in January 2006, for €1,100 million;

•	Olivetti Finance N.V. bond (2002-2007) with a fixed annual 6.5% coupon maturing in April 2007, for €1,750 million;

•	Olivetti Finance N.V. (originally Olivetti International Finance N.V.) bond (1999-2009) with a fixed annual 6 1/8% coupon + 0.45% step-up maturing in July 2009, for €2,350 million;

•	Olivetti Finance N.V. bond (2002-2012) with a fixed annual 7.25% coupon maturing in April 2012, for €1,000 million;

•	Olivetti Finance N.V. bond (2002-2032) with a fixed six-monthly 3.55% coupon maturing in May 2032 (callable by the issuer annually as from the tenth year), for 20 billion yen equivalent to €161 million;

F-28

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Olivetti Finance N.V. bond (2002-2032) with a fixed annual 7.77% coupon maturing in August 2032, for €250 million.

All the above Olivetti Finance N.V. bonds were issued under the EMTN Program.

•	Payables to affiliates, of €406 million, decreased by €166 million compared to the end of 2001 and are related mainly to Teleleasing (€393 million) for financial lease contracts, some of which were redeemed early in January 2003.

•	Notes payable, of €241 million, increased by €21 million and refer to investment certificates, maturing in June 2003, issued by Seat Pagine Gialle as part of the securitization transaction with Seat Pagine Gialle Finance S.r.l. (€221 million) and to financial paper with a short-term maturity issued by Telecom Italia (€20 million).

•	Other, of €412 million, decreased by €135 million compared to the end of 2001. The 2002 amounts were mainly due to the financial payables of Telecom Italia (€213 million, of which €176 million represents the loan of Seat Pagine Gialle shares and €32 million for medium/long-term financial debt relating to the agreement reached with the Tax Administration over the assessments received in 2001 by Telecom Italia) and the TIM group (€161 million, relating to the remaining amounts payable on the UMTS licenses acquired in Italy and Greece; such liabilities have considerably decreased as a result of the payment of the residual liability for the purchase of the PCS licenses by Tim Celular).

Note 12—Payables, trade and other

	As of December 31,
	2001	2002
	(millions of euro)
Advances from customers	399	270
Trade payables	6,339	5,649
Payables to associated companies	362	259
Other taxes payable	695	628
Payables to customers	1,650	1,604
Other	1,525	1,860

	10,970	10,270

Advances from customers, which totaled €270 million, decreased by €129 million compared to December 31, 2001.

Trade payables decreased by €690 million from December 31, 2001, mainly as a result of the reduction in payables by Telecom Italia (a decrease of €146 million), the changes in the scope of consolidation (a decrease of €368 million) and the negative performance of the Latin American currencies (€282 million). This item also includes €513 million of amounts due to other telecommunications operators.

Payables to customers consist of deposits paid by customers and pre-billed basic subscriber charges (mainly for January and February 2003), as well as prepaid traffic. The item also includes other liabilities for services to be performed by Seat Pagine Gialle (€113 million) in relation to the delivery of the directories.

Other includes payables for the telecommunications license fee totaling €1,394 million (€1,034 million as of December 31, 2001). Telecom Italia and TIM have contested the Ministerial Decree dated March 21, 2000 that introduced Law No. 448/1998, which set forth a new license fee as from January 1, 1999 in lieu of the previous concession fee. Consequently, they did not pay the license fee for the years 2000, 2001 and 2002.

Note 13—Other accrued liabilities

Other accrued liabilities consist of accrued expenses (primarily interest) of €967 million as of December 31, 2001 and €1,168 million as of December 31, 2002 and deferred income of €808 million as of December 31, 2001 and €899 million as of December 31, 2002. Deferred income includes, among other things, the pre-billed basic charges and rentals of telephone equipment and the unavailable portion of capital grants received.

F-29

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14—Other liabilities

	As of December 31,
	2001	2002
	(millions of euro)
Reserve for taxes	378	344
Reserves for pensions and similar obligations	66	47
Reserve for restructuring costs	161	345
Reserve for forward purchase commitments (Put option on SEAT’s shares)	569	1,942
Reserve for risks and charges related to IS Tim	—	850
Reserve for contract and other risks and charges	2,879	2,258
Payable to INPS and other accruals	1,295	1,381

	5,348	7,167

•	The reserve for taxes mainly consists of estimated tax liabilities on positions still to be agreed or in dispute.

•	As of December 31, 2002, the reserve for restructuring costs includes €194 million related to Telecom Italia.

•	The reserve for forward purchase commitments includes the accrual costs related to the contractual commitments to acquire the additional Seat Pagine Gialle shares for €1,942 million. The amount of €569 million recorded for the same purpose in 2001 was paid in November 2002 at the present value of €500 million (see also Note 18).

•	The reserve for risks and charges related to Is TIM (€850 million) was recorded in 2002 against the guarantees provided by the Telecom Italia Group to financial institutions on behalf of IS TIM and the loans to Is TIM by the Telecom Italia Group.

•	The reserve for contract and other risks and charges (€2,258 million; €2,879 million as of December 31, 2001) includes:

—	the reserves for contractual risks and other risks, mainly related to Telecom Italia, for a total of €946 million (€704 million as of December 31, 2001) provided in previous years and in the current year, relating to the “2000 IM.SER real estate transaction”, the sales of Italtel, Sirti and Telespazio, the sale of the satellite consortiums (Mirror);

—	the reserves for the risks of technological revisions and future risks inherent to the regulatory framework of TIM for €453 million (€465 million as of December 31, 2001);

—	the TI Finance reserve of €124 million relating to the financial expenses connected with the notes;

—	the Seat Pagine Gialle reserve of €43 million recorded in 2002 for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A.; and

•	Payable to the Italian Social Security Agency (“INPS”) and other accruals includes the non current portion of the contributions due for the personnel of IRITEL, the company merged into Old Telecom Italia in 1994 (see Note 18), as well as the deferred revenue from the capital grants provided by the government.

Pursuant to law no. 58/1992, Telecom Italia is required to provide full national insurance coverage for all employees on the payrolls of STET, SIP, Italcable and Telespazio as at 20 February 1992, as well as for all employees transferred from the Public Administration to IRITEL, through the Telephone Companies Employees Social Security Fund (Fondo Previdenza Telefonici, FPT). This coverage also extends to previous periods of employment in other companies. The amounts due were calculated by the Italian National Social Security Board (INPS) and are to be paid in 15 annual instalments. Subsequently, article 66 of Law no. 427/1993 ruled that these costs be recorded in the financial statements and deducted against taxes for the years in which the payments are made.

The amount of the liability is uncertain, since Telecom Italia and the INPS do not agree on the calculation methods to be used.

F-30

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The matter is being examined in the Courts. Telecom Italia believes that the total liability at 31 December 2002 in respect of the above payments is between €964 million and €1,289 million (of which €409 million have already been paid), net of the residual amount already recorded by IRITEL and currently carried in the financial statements of Telecom Italia and TIM following the merger of IRITEL.

In accordance with accepted accounting principles, a payable for an amount equivalent to the minimum estimated liability was initially recorded in the Olivetti Group’s consolidated financial statements at the time of the allocation of the excess of purchase of the Telecom Italian acquisition in June 1999.

Note 15—Employee termination indemnities

Under Italian labor laws and regulations all employees are entitled to an indemnity upon termination of their employment relationship for any reason. The benefit accrues to the employees on a pro-rata basis during their employment period and is based on the individuals’ salary. The vested benefit payable accrues interest, and employees can receive advances thereof in certain specified situations, all as defined in the applicable labor contract regulations. The reserve for termination indemnities shown in the consolidated financial statements reflects the total amount of the indemnities, net of any advances taken, that each employee would be entitled to receive if termination were to occur as of the balance sheet date.

The reserve for employee termination indemnities decreased by €50 million compared to the end of 2001, as a result of the followings:

(millions of euro)
Balance, at beginning of the year	1,414
Provision for the year	216
Indemnities paid	(168)
Advances	(19)
Other variations	(79)

Balance, end of the year	1,364

Other variations mainly refer to the changes in the scope of consolidation.

Note 16—Share capital

Share capital increased by €60 million, compared to December 31, 2001. This increase is due to conversion of bonds (€32 million, including €14 million on a free basis through the utilization of Reserves) and to exercise of warrants (€23 million, including €11 million on a free basis through the utilization of Reserves) and stock options (€5 million).

After these transactions, the share capital of Olivetti as of December 31, 2002 amounts to €8.845 million and is fully paid and consists of ordinary shares of par value €1 each.

Note 17—Additional paid-in capital and reserves, retained earnings and net income (loss) of the year

Additional paid-in capital

Additional paid-in capital of €3,765 million relates to the Parent Company and remained unchanged from December 31, 2001.

	As of December 31,
	2001	2002
	(millions of euro)
Reserves and retained earnings	3,269	(197)
Net loss of the year	(3,090)	(773)

	179	(970)

F-31

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reserves, retained earnings and net result of the year decreased by €1,149 million compared to December 31, 2001. The reduction was due to the net loss of the year (€773 million), to the transfer of certain reserves to capital (€25 million, see above) and to other changes (€351 million).

Included in reserves and retained earnings are retained earnings of subsidiaries, legal reserves, revaluation reserves and the reserves held on a tax-deferred basis. No income taxes have been provided with respect to such reserves either because they are considered permanently reinvested in the subsidiaries or because the conditions which could give rise to a tax liability are not expected to occur. Legal reserves are not available for payment of dividends.

Note 18—Commitments, Guarantees and Contingent Liabilities

As of December 31, 2002, the Olivetti Group has purchase commitments totaling €2,905 million (€3,367 million as of December 31, 2001).

In particular, the purchase commitments mainly refer to:

•	Telecom Italia’s commitment for the put option on Seat Pagine Gialle shares (€2,417 million)

Under the contract agreed on March 15, 2000 (as subsequently amended), Telecom Italia gave Huit II a put option on 710,777,200 Seat Pagine Gialle shares at a strike price of €4.2 per share. The contract provided for the exercise of such option after the deed of merger between Seat Pagine Gialle and Tin.it was recorded in the Companies Register. Huit II later transferred the put option to JP Morgan Chase Equity Limited (JPMCEL), together with the ownership of the corresponding Seat Pagine Gialle shares. On December 4, 2000, JPMCEL renegotiated the contract with Telecom Italia, extending the period to five years, with the possibility of exercising the option at an earlier date in April and May 2003, 2004 and 2005. The time extension made it possible to defer the financial impact of acquiring the shares.

Telecom Italia International then purchased from JPMCEL, a call option on 660,777,200 Seat Pagine Gialle ordinary shares with the same expiry date and strike price as the put option, paying a total premium of €747 million. Moreover, for the purpose of transferring the effects of this latter transaction to Telecom Italia, an identical call option agreement was then entered into, with the same features, between Telecom Italia and Telecom Italia International.

On February 25, 2002, Telecom Italia concluded the renegotiation of the December 4, 2000 put and call options with the JPMorgan Chase group.

In particular, a decision was made to reduce the exercise price of the aforementioned options from €4.20 to €3.40 per share; in view of the reduction, Telecom agreed to pay JPMorgan Chase €569 million at the original expiration date of December 2005, unless Telecom Italia decided to exercise the right to pay the present value of the same amount prior to that date. To guarantee the performance of the obligations relating to the put option on Seat Pagine Gialle shares, TI Finance provided a guarantee (€1,940 million) in the form of a Direct Participation Letter of Credit to JPMCEL.

A decision was also made to eliminate the right of either party to exercise the options, which expire on December 6, 2005, except for Telecom Italia’s right to exercise part of the call options earlier; the early exercise of the call option per tranche, beginning from December 2004, covers 355 million Seat Pagine Gialle shares.

As a result of such renegotiation, the aforementioned expense connected with the revision of the strike price of the options (€569 million) was accounted for in the caption “due to other financial institutions” and had no effect on the statement of operations for the year 2002 after utilization of the reserve for forward purchase commitments of Seat Pagine Gialle shares accrued for the same amount at the end of 2001. In November 2002, the renegotiated debt was settled with the payment to JP Morgan Chase of €500 million, corresponding to the present value of the debt.

Following an additional assessment as of December 31, 2002, a reserve for forward purchase commitments of Seat Pagine Gialle Shares of €1,942 million was recorded for the estimated non recoverability of the original price of the put option; this was done to reflect that the Olivetti Group no longer considers its Directories business to be a core, strategic business;

F-32

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Seat Pagine Gialle’s commitment (€55 million) relating to the purchase of 9,122,733 Seat Pagine Gialle shares and the residual 0.27% stake of TDL Infomedia Ltd, held by certain executives, who are also shareholders’ of TDL Infomedia Ltd;

•	Telecom Italia’s commitment (€10 million) relating to the purchase of the residual 14% stake of Epiclink’s share capital, held by Pirelli and other shareholders;

•	TIM’s commitment (€20 million) for the purchase from Wind of assets related to the Blu’s core network;

•	operating lease commitments of €34 million.

The reduction in the purchase commitments of €462 million from December 31, 2001 is mainly related to the above mentioned revision of the strike price of the options connected to the Seat Pagine Gialle Shares.

As of December 31, 2002, the Olivetti Group has sale commitments totaling €219 million (€2,064 million as of December 31, 2001). The decrease of €1,845 million is mainly due to the sale of Auna (as of December 31, 2001 the Olivetti Group’s commitment for the sale of such company amounted to €1,999 million).

As of December 31, 2002, the Olivetti Group’s sales commitments include €195 million for the sale to the PTT Srbija of the investment held in Telekom Srbija, €10 million for the sale to the Accenture group of the investment held in TE.SS and €7 million for the sale of the investment held in Siteba to the other shareholders.

As of December 31, 2002, the Olivetti Group has given guarantees of €1,227 million (€1,538 million as of December 31, 2001). The amount of the guarantees provided is presented net of counter-guarantees received amounting to €596 million (€806 million as of December 31, 2001). Guarantees provided mainly consist of sureties provided by Telecom Italia and TIM on behalf of affiliated companies (of which €537 million on behalf of Is TIM, against which a provision was recorded under the reserve for risks and charges) and others for medium/long-term loan transactions and guarantees on bids to acquire TLC licenses abroad.

As of December 31, 2002, the Olivetti Group has given collateral of €111 million (€163 million as of December 31, 2001). Collateral provided mainly refers to Is TIM shares pledged as guarantees by TIM International for the performance of the obligations covered by the supply contracts signed by Is TIM with Ericsson and Siemens.

The total amount of Telecom Italia commitments as of December 31, 2002 for building rental obligations to be paid to IM.SER 60, Tiglio I and Tiglio II under 21-year contracts was €3,818 million. The commitment is €209 million per year. Furthermore, Telecom Italia has given guarantees for a maximum amount of €450 million on behalf of IM.SER 60 against contractual risk on buildings previously sold.

Some Olivetti Group companies are involved in various legal actions. However, in the opinion of the Olivetti Group’s management, the risks relating to such actions will not materially affect the Olivetti Group’s financial position or results of operations.

Pursuant to a law enacted in 1992, Telecom Italia is required to ensure that all personnel employed on February 20, 1992 are covered by the Fondo Previdenza Telefonici (“FPT”), the telephone workers social security fund, for their entire retirement benefit, including sums due in respect to prior employment in other companies. The contributions to cover these benefits are to be computed by INPS (the Italian social security institution), and would be paid in 15 equal annual installments. A subsequent law established that the cost for such contributions should be recorded in the financial statements and be deductible for tax purposes in the respective years as paid. The amount of the liability for the contributions due is not certain as there is disagreement between the Olivetti Group and INPS as to the computation of the amounts due. The issues are presently being debated in legal proceedings between the parties involved pending in front of the Italian judicial courts. Telecom Italia’s management believes that the aggregate liability as of December 31, 2002 relating to such contributions can be estimated to range from €964 million to €1,289 million (of which €409 million has already been paid), net of the residual amount already recorded in 1993 by Iritel and presently appearing in these consolidated financial statements following the IRITEL merger (€595 million).

F-33

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In compliance with accepted accounting principles, a provision for an amount in line with the minimum estimated liability has been recorded in the consolidated financial statements of the Olivetti Group at 31 December 2002.

Pre-amortization interest (including that relating to the employees of the former Iritel), subsequent to the agreement between INPS and Telecom Italia, was paid by the latter—with reservation—in fifteen equal annual deferred installments, including interest at an annual rate of 5%, up to the end of 1999, for a total amount of €110 million, net of interest adjustments and certain reimbursements made by INPS. The dispute was resolved in Telecom Italia’s favor in order No. 3398/2002 decided by the Supreme Court, conforming to the previous order No. 4242/2000 that was handed down (by which the payment of the above interest and accrued interest related thereto was suspended as from June 2000).

Telecom Italia has a receivable of €131 million (including interest at 5%) recorded in the 2002 statement of operations in “other income and (expense) net”. This receivable was entirely offset by the payment of the current installments.

Management also believes that the other contributions eventually due will not significantly affect the Olivetti Group’s financial position or future results of operations since, as provided for by the pertinent law, any costs required to be paid will be paid and recorded over a period of fifteen years.

Financial derivatives

The Olivetti Group uses derivatives mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, and cross-currency and interest rate swaps (CCIRS) and currency forwards to convert various currency loans—mainly in U.S. dollars and Euro—into the functional currencies of the various subsidiaries.

At December 31, 2002, the Olivetti Group had short- and long-term forward contracts covering financial liabilities based on a total notional principal amount for the equivalent of €16,735 million (€5,881 million relating to Telecom Italia Group companies and €10,854 million relating to other Olivetti Group companies), as illustrated below:

As of December 31, 2002
(millions of euro)
Telecom Italia Group
Interest Rate Swaps (IRS) and Interest Rate Options (IRO)	5,054
Cross currency and Interest Rate Swap (CCIRS)	827

Total Telecom Italia Group	5,881

F-34

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Group companies

IRS contracts expiring June 2046, carried out by Olivetti International S.A. on the bonds of 100 million Swiss francs (1986-2046) issued by Olivetti International N.V.	69

IRS contracts with cap structures, expiring February 2009, carried out by Olivetti International S.A. and Olivetti Finance N.V. on the bonds of euro 1,500 million (1999-2009) issued by Olivetti International N.V.	1,500

IRS contracts, expiring May 2003 carried out by Olivetti International S.A. on the bonds of euro 700 million (1998-2003) issued by Olivetti International N.V.	700

CIRS contracts expiring October 2029 carried out by Olivetti S.p.A., on the loan of Yen 20 billion received by Olivetti International Finance N.V.	174

IRS contracts, expiring May 2032 carried out by Olivetti Finance N.V. on bonds of Yen 20 billion issued by Olivetti Finance N.V.	161

IRS contracts (with cap and floor structures) carried out by Olivetti Finance N.V.:

— expiring July 2009 on the bonds of euro 2,350 million issued by Olivetti Finance N.V., originally issued by Olivetti International Finance N.V. (1999-2009)	2,350

— expiring July 2004 on the bonds of euro 4,200 million issued by Olivetti Finance N.V., originally issued by Olivetti International Finance N.V. (1999-2004)	4,000

— expiring March 2005 on the bonds of euro 500 million issued by Olivetti International Finance N.V. (2002-2005)	500

— expiring January 2006 on the bonds of euro 1,100 million issued by Olivetti Finance N.V. (2002-2006)	800

— expiring April 2007 on the bonds of euro 1,750 million issued by Olivetti Finance N.V. (2002-2007)	250

— expiring April 2012 on the bonds of euro 1.000 million issued by Olivetti Finance N.V. (2002-2012)	350

Total other Olivetti Group companies	10,854

Total hedging contracts	16,735

IRSs and IROs respectively involve or can involve the exchange of flows of interest calculated on the applicable notional principal amount at the agreed fixed or variable rates at the specified maturity date with counterparts. This principal amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.

The same also applies to CCIRSs which involve the exchange of capital, in the respective currencies of denomination, in addition to the settlement of periodic interest flows, at maturity and eventually at another date.

The counterparties to derivative contracts are generally highly rated banks and financial institutions and such counterparties are continually monitored in order to minimize the risk of non-performance.

In addition, the Olivetti Group enters into forward contracts to hedge risks associated with exchange rate fluctuations among the currencies of denomination of commercial and financial transactions undertaken by Olivetti Group companies.

At December 31, 2002, the Olivetti Group companies had forward contracts and options for the purchase or sale of foreign currency at pre-arranged rates of exchange for the equivalent of €702 million, comprising hedging contracts for €537 million on financial transactions entered by Olivetti International S.A. and exchange-risk hedges for €165 million arranged by Olivetti Finance N.V. (on the 20 billion yen 2002/2032 bond issued by Olivetti Finance N.V.).

F-35

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19—Other revenues

	Year ended December 31,
	2001	2002
	(millions of euro)
Operating grants	26	20
Gain on disposal of fixed intangible and tangible assets	12	6
Amount credited to income of grants related to assets	73	65
Charges to customers for late bill payments	112	106
Miscellaneous income	253	307

	476	504

In particular:

•	operating grants refer chiefly to the amounts received from government agencies to cover the costs of research, development and technological innovation;

•	capital grants recorded in the consolidated statement of operations represent the portion that became available during the year based on the depreciation pattern of the underlying fixed asset;

•	miscellaneous income from operations includes, among other things, late payment fees charged to customers of the telecommunications services companies for the late payment of telephone bills (€106 million in 2002 and €112 million in 2001).

Note 20—Other external charges

	Year ended December 31,
	2001	2002
	(millions of euro)
Cost of external services rendered	9,782	9,407
Rents and lease payments	1,096	1,166
Provision for bad debts	448	546
Provisions for risk	389	114
Write-down of tangible and intangible fixed assets	17	58
TLC license fee	524	431
Other provisions and operating charges	431	466

	12,687	12,188

The 2002 decrease in costs of external services rendered of €375 million was mainly due to the deconsolidation of the Telespazio and 9Télécom groups and Sogei partly offset by the higher costs for the operation and development of mobile telecommunications. The 2001 increase in costs of external services rendered of €1,159 million was mainly due to the higher costs for the operation and development of mobile telecommunications and the change in the scope of consolidation described in Note 1.

The decrease in the TLC license fee, which is principally payable to the Italian Government and is proportional to revenues, decreased in 2002 compared to 2001 and in 2001 compared to 2000 due to a reduction in the domestic fixed line revenue base and a reduction in the rate (the aggregate rate for Telecom Italia and TIM declined from 2.7% in 2000 to 2.5% in 2001 and 2% in 2002).

F-36

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 21—Financial income

	Year ended December 31,
	2001	2002
	(millions of euro)
Dividends	30	51
Capital gain on sale and other income from equity investments	191	6
Interest and capital gains on fixed-income securities	295	125
Interest and commission from:
—unconsolidated subsidiaries and associated companies	24	14
—banks	197	185
—customers	2	2
Gain on foreign exchange	257	508
Other	450	678

	1,446	1,569

In 2002, “other” includes €392 million of Telecom Italia Group (€298 million in 2001) income on hedging contracts and income from the application of inflation accounting principles.

Note 22—Financial expense

	Year ended December 31,
	2001	2002
	(millions of euro)
Interest and commission paid to:
—banks, on short and long term loans	855	285
—suppliers	10	12
—unconsolidated subsidiaries and associated companies	31	23
Interest and other charges on debenture loans	1,501	1,751
Losses on foreign exchange	392	905
Write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies, net	1,618	467
Write-downs of marketable debt and equity securities	529	259
Other	1,590	903

	6,526	4,605

Financial expense decreased by €1,921 million compared to 2001 as a result of the followings:

•	the decrease in interest expense due to the lower average borrowings outstanding during 2002;

•	the increase in losses on foreign exchange due to the negative performance of the rates of exchange which impacted some Latin American companies, in particular Venezuela and Brazil;

•	the reduction in net write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies;

•	the decrease in “other” of €687 million mainly as a result of the provision of €569 million recorded in 2001 for the forward purchase commitment of Seat Pagine Gialle shares connected with the estimated non recoverability of the original price to exercise the option. The provision for the year 2002 was recorded in “other income and (expense), net”.

The decrease in 2002 of €1,151 million in net write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies was mainly due to:

•	the reduction of €236 million in amortization of goodwill in companies accounted for using the equity method (€80 million compared to €316 million in 2001) as a result of the write-downs of goodwill taken in the 2001 financial statements;

F-37

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	the decrease of €915 million in the value adjustments to financial assets for the Olivetti Group’s share of the equity in the earnings and losses of equity investees (a loss of €387 million compared to a loss of €1,302 million in 2001). Such value adjustments refer to the losses of Stream for €246 million (€241 million in 2001), of Is Tim for €171 million (€334 million in 2001) and the earnings balance of €30 million relating to the earnings (losses) of the other unconsolidated companies.

In 2001 this item was affected by the negative results of the investments in the Nortel Inversora group (€238 million) and in the AUNA group (€203 million) and the write-down of Astrolink (€259 million) by Telespazio as the related project was interrupted. The investment in the Nortel Inversora group, the carrying value of which was written-off in the consolidated financial statements at December 31, 2001, has remained unchanged.

Note 23—Other income and (expense), net

	Year ended December 31,
	2001	2002
	(millions of euro)
Provisions and write downs of goodwill and equity investments	(2,984)	(6,237)
Restructuring costs	(400)	(494)
Charges as required under Law n.58/1992	(84)	(79)
Gains on the disposal of equity investments, tangible and intangible assets	465	2,553
Other, net	(106)	(1,239)

	(3,109)	(5,496)

In 2002, provision and write-downs of goodwill and equity investments amounted to €6,237 million (an increase of €3,253 million compared with 2001). In 2002 it consisted of the following:

•	write-down of the equity investment held in Is Tim (€1,491 million) and provision to the reserve for risks and charges related to Is TIM (€850 million) for the guarantees provided by the Telecom Italia Group to the creditors of Is TIM. It also includes the provision for the loans to IS TIM extended by the Telecom Italia Group. Telecom Italia concluded that the value of its investments was permanently impaired, since, starting from the awarding of the license, some measures which should have fostered effective competition and guaranteed the full operability of the new entrant, did not effectively take place. These measures are essential in the light of international experience and pursuant to applicable legislation in Turkey. Is TIM made reiterated and formal efforts but was “de facto” prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender. Due to the above mentioned difficulties, no conditions enabling the return of investment seem to be granted;

•	write-down of the Seat Pagine Gialle goodwill (€1,544 million) and accrual for the forward purchase commitments of Seat Pagine Gialle shares (€1,942 million). The write-down and the provision were made on the basis of the average Seat Pagine Gialle ordinary shares based on trading on the Italian Stock Exchange over the second half of 2002;

•	other write-downs of investments for €46 million and of goodwill for €321 million (of which: €103 million for Blu, €75 million for Corporacion Digitel, €96 million for Netco Redes and €47 million for other minor companies);

•	reserve provision (€43 million), made by Seat Pagine Gialle, for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A..

In 2001, provision and write-downs of goodwill and equity investments amounted to €2,984 million. In 2001 it consisted of the following:

•	€1,303 million for the writedown of goodwill relating to consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brazil, Med-1 group and certain companies in the Seat Pagine Gialle group);

•	€1,078 million for the writedown of goodwill relating to companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group); and

F-38

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	€603 million for other provisions relating to equity investees.

Restructuring costs are related to expenses and provisions for employee cutbacks and layoffs.

In 2002, gains on the disposal of equity investees, fixed and intangible fixed assets (€2,553 million) arose from:

•	the sale of the 26.89% interest in AUNA (€1,245 million);

•	the sale of the 19.61% interest in Bouygues Décaux Télécom (€484 million);

•	the acceptance of the tender offer for Lottomatica shares by the Telecom Italia Group (€133 million) and by Olivetti and Olivetti International (overall €107 million);

•	the sale of the 25% interest in the Mobilkom Austria group (€115 million);

•	the sale of the 40% interest held in Telemaco Immobiliare (€110 million);

•	the sale of the 100% interest held in Telespazio (€70 million);

•	the concentration of the real-estate assets through the companies IMSER, Emsa and Telimm into Tiglio I (€159 million);

•	the transfer of the Telecom Italia’s Asset Management unit to Tiglio II (€60 million);

•	the transfer by Telecom Italia of its real estate services businesses (excluding facilities management) to the Pirelli & C. Real Estate Group (€15 million);

•	the sale of the 100% interest held in OMS2 to Tiglio I (€26 million); and

•	the disposal of other equity investments, fixed assets and business segments (€29 million).

In 2001, gains on the disposal of equity investments fixed and intangible assets (€465 million), mainly arose from the sale of the 70% holding in Mirror International Holding, the company through which the satellite companies were contributed to the Lehman Brothers group (€170 million) and the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investment (€94 million), the dilution of the investment in AUNA (€16 million) and the increase in the net equity of Lottomatica as a result of the capital increase set aside for third parties when it was listed (€64 million), the sale of the residual equity investment in Globespan Virata Corp. (€43 million), and other minor disposals (€78 million).

In 2002, “other, net” (€1,239 million net charge) included:

•	income arising from the recovery of pre-amortization interest—on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999—following the termination of litigation after the courts ruled in Telecom Italia’s favor (€131 million);

•	the release of reserves (€98 million), primarily set up in 2001 by Telecom Italia to cover the expenses connected with the agreement to sell Stream to New Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement;

•	grants (€9 million) and other income (€199 million);

•	the provisions made in conjunction with the disposal of the investment in the 9Télécom Group (€316 million). In particular, in view of the loss reported prior to sale, the French group 9Telecom had a negative effect on the 2002 statement of operations of the Telecom Italia Group for a total of €389 million;

•	losses for the sale of the 15% stake in Telekom Austria (€135 million) and for the sale of the whole equity investment in Seat P.G. held by Olivetti (€62 million);

•	expenses connected with the disposal of equity investees (€239 million);

•	the extraordinary contributions to INPS established by the year 2000 Italian Budget for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the Fondo Previdenza Telefonici (FPT) that was abolished and became part of the general “Employee Pension Fund” (€74 million);

F-39

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	write-downs of tangible and intangible fixed assets (€190 million, of which €142 million related to the Brazilian companies);

•	provisions to the reserves for risks and charges (€226 million, of which €135 million for guarantees provided for the disposals of equity investments and business segments);

•	adjustment to Telecom Italia’s payable to customers relating to telephone prepaid cards (€158 million); and

•	other losses on disposals of equity investments, tangible and intangible fixed assets (€39 million) and other expenses (€237 million).

In 2001, “other, net” (€106 million net charges) included: i) income from the release of reserves by Telecom Italia recorded in prior years for risks which did not materialize (€120 million mainly relating to the reserve for the contract with Iraq of €62 million and the reserve for corporate restructuring of €50 million); ii) income (€32 million) deriving from the partial cancellation, by the Council of State, of resolution No. 7533/1999 of the Antitrust Authority under which TIM and Omnitel Pronto Italia were levied administrative fines for the alleged violation of antitrust laws relating to the price fixing of fixed-mobile rates; iii) the provision for expenses connected with the Vivendi/Canal Plus agreement for the transfer of the investment in Stream (€248 million); iv) the extraordinary contributions to INPS established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the Fondo Previdenza Telefonici (FPT) that was abolished and became part of the general “Employee Pension Fund” (€77 million); and v) the costs resulting from the decision to reposition the broadcasting station La7 as a consequence of the closing of a series of contracts (€85 million).

Note 24—Income taxes

Income taxes include the current, deferred and prepaid income taxes of individual consolidated companies.

In 2002, an income tax benefit of €2,210 million was recognized (compared to an expense of €579 million in 2001) as a result of a current income tax expense of €1,585 million and a deferred income tax benefit of €3,795 million.

The 2002 decrease in income taxes (€2,789 million) was due to a reduction in the taxable income deriving from the write-down for tax purposes only of the investment in Telecom Italia and of equity investees which involved an increase in prepaid income taxes, as well as to the benefits arising from the merger of Blu into TIM.

Italian and Foreign income (loss) before taxes are as follows:

	Year ended December 31,
	2001	2002
	(millions of euro)
Italy	234	(232)
Foreign	(3,331)	(2,284)

	(3,097)	(2,516)

F-40

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes consisted of the following in the years ended December 31, 2001 and 2002:

	Year ended December 31,
	2001	2002
	(millions of euro)
Current tax expense:
Italy	1,258	1,418
Foreign	33	167

Total current tax expense	1,291	1,585
Deferred (prepaid) taxes
Italy	(785)	(3,861)
Foreign	73	66

Deferred prepaid taxes, net	(712)	(3,795)

Income tax expense (benefit)	579	(2,210)

Net Operating Losses

At December 31, 2001 and 2002, the Olivetti Group has net operating loss carry-forwards of €6,372 million and €3,208 million, respectively, for which no deferred tax asset has been provided. Utilization of these losses are limited to future earnings of the respective companies.

Note 25—Subsequent events

Proposed Merger of Telecom Italia and Olivetti (the “Merger”)

On March 11, 2003, the Boards of Directors of Telecom Italia and Olivetti met and agreed to propose to the shareholders the combination of Telecom Italia with Olivetti (the “Merger”), with the combination to be effected through a series of steps. In May 2003, the ordinary shareholders of both the Olivetti Group and Olivetti authorized that the Merger be accepted based on the terms as proposed by the Boards. Those terms include the extension of a withdrawal right to certain Olivetti shareholders (to be made at €0.9984 per Olivetti share), after which the Tender Offers will be made to the ordinary shareholders and the savings shareholders of Telecom Italia at a price of €8.010 per Telecom Italia Ordinary Share and €4.820 per Telecom Italia Savings Share, respectively. The total amount of cash to be expended on the Olivetti withdrawal right and the Tender Offers is not to exceed €9 billion. The completion of the tender offers is contingent on the Merger becoming effective. On completion of the Merger, Telecom Italia will be legally merged into Olivetti, with Olivetti then assuming the name, Board of Directors and corporate mission of Telecom Italia. The New Telecom Italia will assume the outstanding debt obligations of Olivetti, including the additional funds (up to €9 billion) to be borrowed as part of the withdrawal and tender offer cash payments.

Disposal of GLB Serviços Interativos

On January 15, 2003, Telecom Italia disposed of its 28.57% stake held in GLB Serviços Interativos for a consideration of U.S.$ 15 million, realizing a net gain of €4 million.

Renewal of first 2001 securitization tranche

On January 22, 2003, the securitization Vehicle renewed the first €100 million tranche of Asset Backed Notes issued on January 29, 2001.

Early purchase of leased assets

On January 27, 2003, the procedures were completed for the early purchase of 12 property units (for about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Telecom Italia Group companies under financial leasing contracts. The deal involved a total cash payment of approximately €369 million for the all the assets.

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Disposal of TI logistics company arm

On 27 January, 2003, Telecom Italia announced a transaction with TNT Logistics Italia whereby TNT takes over the stocking and distribution of fixed-line telephony products for customers and Telecom Italia Network assistance and installation. Among other factors, the transaction includes the transfer to TNT Logistics of a portion of the Telecom Italia company comprising 6 central warehouses, 100 outlying warehouses and over 4.5 million pieces of telephone sets and telephone installation articles annually. Devised to promote a company focus on core business, the agreement became operational on March 5, 2003, upon receipt of clearance from the Italian Competition Authority and completion of union consultation procedures.

Lisit Informatica

On February 4, 2003, Telecom Italia, in a temporary association of companies with Finsiel and Lutech (Lucchini Group), won the bid held by the Lombardy Regional Authority for the supply of the goods and services needed to disseminate and manage the “Regional Services Card” throughout the Lombardy Region.

The total value of the bid won by the association led by Telecom Italia, scheduled to last until 2009, is approximately €350 million.

Within the framework of the obligations undertaken, Telecom Italia and Finsiel acquired 35.2% of the share capital of LISIT, for a total of €54 million.

Acquisition of Consodata shares

On February 12, 2003 Seat Pagine Gialle acquired 1,108,695 ordinary shares in the French subsidiary Consodata S.A.—listed on the Paris Nouveau Marché stock exchange—after the founding shareholders’ exercised their option to sell, which was extended to them under an agreement made in the original acquisition by the preceding Seat Pagine Gialle management on July 31, 2000. This transaction, undertaken at an agreed consideration of €44 per share—for a total of approximately €48.8 million—has enabled Seat Pagine Gialle to acquire a further 8.17% of the company share capital and voting rights, thereby raising its stake in Consodata S.A. to 98.60%.

2002—2022 notes reserved for employees of the Telecom Italia Group

On February 13, 2003, the Board of Directors of Telecom Italia decided to reduce the 2002 – 2022 notes reserved for employees program from €1 billion to €400 million.

Disposal of Telekom Srbija

On December 28, 2002, the Telecom Italia Group announced that it had agreed to sell to PTT Srbija its 29% holding in Telekom Srbija. The deal was finalized on February 20, 2003 and is expected to be completed by the end of June. PTT Srbija is to pay €195 million, of which €120 million is to be paid by June 2003, and the remainder to be settled in six half-yearly installments from January 2006. The shares disposed of shall be placed in escrow with an international bank until payment of the consideration is complete.

Mobile termination rates

On February 5, 2003, NRA issued Order n. 47/03 setting new maximum values for the termination rates applied by mobile notified operators (TIM and Vodafone Omnitel) for calls originated on third networks. The ceilings for mobile termination charges will be 14.95 eurocents/min, as from June 1, 2003. For 2004 and 2005 the NRA has provided a mechanism (so called network cap) for the planned reduction of termination costs of fixed-mobile which will be introduced along with the improvements and fine-tuning of the regulatory accounting system based on incremental costs and the review of the obligations following the implementation of the new European regulatory framework. The NRA believes that, within this framework, a planned reduction of a maximum of 10% per year minus inflation in 2004/2005 would be reasonable.

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Telecom Italia – Hewlett-Packard deal

On February 21, 2003, Telecom Italia and Hewlett-Packard agreed a five-year management services and outsourcing arrangement worth a total of €225 million. This outsourcing arrangement became operational on April 6, 2003 following receipt of clearance from the Italian Antitrust Authority and completion of union consultation procedures. Under the agreement, Hewlett-Packard is to supply asset management, help desk, maintenance and administration operations regarding 90,000 Telecom Italia workstations, drawing upon the skills of around 600 IT Telecom specialists who will be transferred to a new Hewlett-Packard entity specialized in these services. For its part, IT Telecom is to house the systems and administer Hewlett-Packard Italia’s SAP environment operations. The agreement will lead to a closer focus on core business and is expected to generate efficiency gains through the realization of distributed environment management savings.

Restructuring of the Telecom Argentina group’s debt obligations

On February 12, 2003, Telecom Argentina STET-France Telecom S.A. (controlled by Nortel Inversora) and its subsidiaries Telecom Personal S.A. and Publicom S.A. announced their intention to launch a cash tender offer for a portion of their financial debt obligations and to make partial interest payments on their financial debt obligations. Having obtained any necessary authorizations, the offer started on April 16, 2003 and represents the beginning of the process for restructuring the Telecom Argentina group’s debt obligations.

In June 2003, Telecom Argentina STET-France Telecom S.A. (controlled by Nortel Inversora) and its subsidiaries Telecom Personal S.A. and Publicom S.A., pursuant to a tender offer, repurchased, U.S.$ 292 million principal amount of their financial debt obligations at a price of U.S.$ 160.6 million (55% of the face value).

Regulator approves 2002 interconnection price list

On February 27, 2003, the Infrastructures and Networks Commission of the NRA approved the interconnection price list for 2002, which Telecom Italia must apply to competing operators for the use of its network in the areas of interconnection services for traffic, billing services with the risk of non-payment for access by Telecom Italia subscribers to non geographical numbers and unbundling local loop access services. The economic effects are included in the 2002 financial statements.

Agreement for the acquisition of Megabeam

In March 2003, Telecom Italia signed the agreement for the acquisition of 100% of the share capital of Megabeam Italia S.p.A., the first Italian wireless Internet service provider, for consideration of €11.5 million.

Megabeam’s acquisition falls under Telecom Italia’s broadband strategy, in which wireless technology, such as Wi-Fi, occupies a fundamental role in solutions both for the family and for business. Megabeam offers Wi-Fi networking services in private sites and is experimenting the same Wi-Fi service in public places—for example, in significant Italian airports and a hotel chain—using Wireless-Lan which operates on the 2,400-2,483.5 frequency.

The execution of the agreement is subject to the approval of the Antitrust Authority.

Bond issues

•	On January 10, 2003, the multi-tranche benchmark bond issued by Olivetti Finance N.V. and guaranteed by Olivetti S.p.A. was successfully placed. The bond is part of the operations to refinance debt and extend average maturity and does not imply any change in net financial indebtedness.

The bond amount was set at €3 billion to be divided into three tranches, for five, 10 and 30 years. The 30-years Eurobond is the first public euro-denominated bond with such a long maturity.

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The terms of the bond are as follows:

first tranche
amount:	€1,750 million
issue date:	24 January 2003
maturity:	24 January 2008
term:	5 years
coupon:	5.875% per annum
issue price:	98.937%
effective yield on maturity:	5.89% per annum, corresponding to a yield of +225 basis points over the mid-swap rate second tranche
amount:	€850 million
issue date:	24 January 2003
maturity:	24 January 2013
term:	10 years
coupon:	6.875% per annum
issue price:	99.332%
effective yield on maturity:	6.97% per annum, corresponding to a yield of +255 basis points over the mid-swap rate third tranche
amount:	€400 million
issue date:	24 January 2003
maturity:	24 January 2033
term:	30 years
coupon:	7.75% per annum
issue price:	98.239%
effective yield on maturity:	7.905% per annum, corresponding to a yield of +300 basis points over the mid-swap rate

Integration of Olivetti and Pirelli & C. Real Estate Facility Management operations

As envisaged under Project Tiglio, on April 4, 2003 Pirelli & C. Real Estate and Olivetti signed an agreement for the integration of the facility management operations of Olivetti Multiservices and Pirelli & C. RE Facility Management.

The operation will take place through the transfer to Olivetti of Pirelli & C. Real Estate treasury shares, in line with the approach adopted by the Olivetti Group in its latest acquisitions of services companies. Olivetti will in turn cede its facility management operations, which are valued at €22.5 million and headed by a specific company, OMS Facility.

The number of Pirelli & C. Real Estate shares transferred to Olivetti is 809,946 (just under 2% of share capital) and was agreed by the parties on the basis of valuations conducted by Mediobanca and KPMG. Lazard acted as financial advisor on the operation, while the Chiomenti law firm acted as legal advisor. The agreement also provides for a further price adjustment, if required, to be finalized on December 31, 2005, based on the stock market performance of Pirelli & C. Real Estate shares.

Note 26—Reconciliation to Accounting Principles Generally Accepted in the United States

The consolidated financial statements of the Olivetti Group are prepared in accordance with accounting principles established or adopted by the Italian Accounting Profession as described in Notes 1, 2 and 3, which differ in certain significant respects from U.S. GAAP. A summary of the significant differences is as follows:

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Business combinations

The accounting for business combinations and goodwill differs between Italian and U.S. GAAP for various reasons, which include but are not limited to the following:

(i)	Italian GAAP allows, for certain transactions that use shares for part or all of the consideration, that the shares exchanged be accounted for as a pooling of interest, while U.S. GAAP requires that an acquirer be determined, the fair value of the securities exchanged be accounted for and that purchase accounting be used for all business combinations (subsequent to the adoption of Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”),

(ii)	Italian GAAP allows that a different measurement date may be used in valuing the securities issued in purchase combinations. Typically U.S. GAAP requires the average stock price be used for a reasonable period of time before and after the date of announcement, while Italian GAAP often does not account for the value of the securities exchanged,

(iii)	Italian GAAP allows flexibility as to the effective date, and therefore when the results of operations, can be included in the results of the Olivetti Group, while U.S. GAAP requires that the acquisition be accounted for as of the effective date,

(iv)	a detailed allocation of the purchase price of a company is required under U.S. GAAP for intangible assets other than goodwill,

(v)	under U.S. GAAP certain put and call arrangements are considered to be acquisition financing and therefore part of the original purchase price, whereas under Italian GAAP they are not recorded until the amounts are paid,

(vi)	the amortization of goodwill is required under Italian GAAP, but has ceased as of January 1, 2002 for purposes of U.S. GAAP upon the adoption of SFAS 142,

(vii)	the measurement of goodwill impairment under U.S. GAAP requires at least an annual fair value assessment under SFAS 142.

As discussed further in U.S. GAAP accounting policy footnote (k), the Olivetti Group has ceased amortization on all goodwill and indefinite lived assets associated with all acquisitions and equity investees, including those transactions below that have given rise to U.S. GAAP reconciling differences.

Purchase price allocation of acquisition of Telecom Italia

As reported in Note 1, in 1999 Olivetti, through its 72.9% owned subsidiary Tecnost, made a tender offer for the majority of the ordinary shares of Telecom Italia. The transaction was announced at the end of February 1999. The tender offer took place in May 1999 and was completed on June 23, 1999 giving Tecnost a 52.12% controlling interest in Telecom Italia’s ordinary shares. The tender offer was financed through a combination of cash, bonds and shares for a total amount equal to €31,501 million. During 1999 Tecnost increased its controlling interest in Telecom Italia acquiring an additional interest of 2.04%, as a result of certain cash transactions. Total consideration amounted to approximately €32,506 million including direct acquisition costs, for the acquisition of a total of 2,850,255,432 ordinary shares of Telecom Italia, equal to 54.16% of total ordinary shares and to 38.96% of total share capital.

Under Italian GAAP, as reported in Note 1, the excess of purchase price was computed with respect to the net book value of the assets acquired, adjusted for certain specific items, related principally to: (i) the recognition of the estimated minimum liability to the Italian National Social Security Board (see Notes 14 and 18), in connection with the telephone workers social security obligations and the related tax effect, (ii) the elimination of goodwill recorded in the books of Telecom Italia, and (iii) dividends paid. Such excess of purchase price, amounting to approximately €26,208 millon was allocated to goodwill and amortized over a period of 20 years.

Under U.S. GAAP, the Telecom Italia acquisition was accounted for by the purchase method with July 1, 1999 designated as the effective date of the acquisition. The tangible and intangible assets acquired and liabilities assumed were recorded at estimated fair values, as determined by the Olivetti Group’s management.

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The following represents the final purchase price allocation to the fair value of the assets acquired and liabilities assumed:

		(millions of euro)
Tender offer:
Cash purchase price		18,955
Bonds issued		7,944
Fair value of Olivetti Tecnost shares exchanged		4,602

Consideration for tender offer		31,501
Subsequent cash purchases		1,005

Total consideration	(A)		32,506
Net tangible and intangible assets acquired		21,593
Minority interest		(13,180)

	(B)		8,413

Goodwill from acquisition, amortized over 20 years	(A-B)		24,093

As reported in Note 1, in 2000, to rationalize the organizational structure of the Olivetti Group, the 72.9% owned subsidiary Tecnost was merged into Olivetti. The merger was announced on May 15, 2000 and the Boards of Directors of the companies involved in the merger, with the assistance of their advisors, fixed an exchange ratio of 1.12 Olivetti shares for each Tecnost share, both with a par value of €1.00 per share. No cash consideration was involved. The merger was effective from December 31, 2000, with the cancellation of all the Tecnost shares previously held by Olivetti and with the issue of 1,999,439,092 Olivetti shares, par value €1.00 to minority shareholders in exchange for their 1,785,213,475 shares.

Under Italian GAAP the merger was accounted for at book value. Included in the minority shareholders was the Olivetti’s subsidiary Olivetti International S.A. which owned 3.2% of total Tecnost shares and obtained in exchange the Olivetti shares (thus becoming treasury shares at consolidated level) carried at a total value of €391 million, the original book value of the Tecnost shares.

Under U.S. GAAP the acquisition of the minority interest through the merger was accounted for under the purchase method, at fair value. Accordingly the acquisition of the 27.1% minority interest from third parties was accounted for at the fair value of the Olivetti shares, determined as the average of the quoted market prices of the shares on the date of the announcement of the transaction and two days before and two days after such date. In addition, for U.S. GAAP purposes, the Olivetti treasury shares decreased consolidated shareholders equity. The excess of cost of the acquisition of the minority interest over the fair value of the net assets acquired amounted to €2,774 million that was recorded as additional goodwill.

As reported in Note 4, under Italian GAAP Olivetti classifies certain shares of Telecom Italia in marketable securities and these shares are not eliminated in consolidation. Under U.S. GAAP the shares have to be consolidated together with the other shares representing 39.86% of total Telecom Italia capital stock. These 41,401,250 shares, which correspond to approximately 0.57% of the share capital, were acquired by Olivetti, through its subsidiary Olivetti International S.A., at the end of the year 2000 for a cash consideration of €508 million.

Under Italian GAAP these shares are accounted for at the lower of cost or market. At December 31, 2001 Olivetti recognized a write down of the value of these shares in the statement of operations of €18 million. At December 31, 2002 an additional write off of €93 million was recognized, thus reducing the carrying value of the shares to €396 million. In 2002, an additional write down was recognized by Olivetti in the statement of operations. The carrying value of such shares at December 31, 2002, as reported in Note 4, is €299 million.

Under U.S. GAAP the Telecom Italia shares classified in marketable securities were accounted for under the purchase method and consolidated starting on December 31, 2000, resulting in the recognition of an additional goodwill of €400 million. The accounting entries provided for Italian GAAP purposes were reversed. Starting from December 31, 2000, the Olivetti interest in Telecom Italia for U.S. GAAP consolidation purposes has been increased by approximately 0.57%.

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Purchase method accounting transactions

Several acquisitions, which are required to be accounted for under the purchase method of accounting for U.S. GAAP purposes, have been recorded differently under Italian GAAP. Such acquisitions relate principally to Seat Pagine Gialle S.p.A. (“SEAT”) that made several acquisitions since it was acquired in 2000. Certain of these acquisitions were made through the issuance of additional SEAT shares for the targets’ stock. For purposes of Italian GAAP, these transactions were recorded as changes in equity. For purposes of U.S. GAAP, the fair value of the stake received is used to determine the purchase price and if not readily determinable, the fair value of SEAT’s shares were used to measure the acquisition price.

Revaluation of fixed assets

The Group has periodically revalued its fixed assets as permitted by Italian law. Under Italian GAAP the depreciation charge is based on the revalued amounts. U.S. GAAP does not permit revaluation of fixed assets and requires depreciation based on historical acquisition cost.

Elimination of intercompany profit on sales of intangible and fixed assets and related depreciation

Until 1993, the Olivetti Group did not eliminate intercompany profit on sales of intangible and fixed assets within the Olivetti Group. Therefore, certain intangible and fixed assets are valued at the sales amount instead of historical book value. The amounts, principally from Group manufacturing and installation companies to telecommunication companies, are being depreciated over the useful life of the assets. U.S. GAAP requires the elimination of intercompany profits and requires depreciation based on historical cost.

Capitalization of interest on tangible and intangible assets under construction and related depreciation

The Group capitalizes interest on construction projects only when specific borrowings can be attributed to the project. U.S. GAAP requires interest to be capitalized on both tangible and intangible assets regardless of whether specific borrowings relate to the project. The capitalized interest is being amortized over the remaining useful life of the assets.

Investment in stock of subsidiary companies

The Group records the portion of the total stock owned in certain consolidated subsidiaries within current assets. These shares can be traded by the Olivetti Group when market conditions allow. The portion of the earnings, losses and the ownership interest in the net assets associated with such stock is not consolidated under Italian GAAP, and the shares of the subsidiary are recorded at the lower of historical cost or fair value within current assets. Write-downs below historical cost are reversed in subsequent periods up to the original cost, if the fair value of the equity securities increases. Write-downs and any subsequent reversals are recorded in the statement of operations.

Under U.S. GAAP shares in consolidated subsidiaries cannot be treated as marketable securities, but rather must be consolidated. The value of the investment in subsidiary stock has been adjusted to original cost and has been eliminated upon consolidation. The elimination of the investment results in additional goodwill, the reversal of any write-downs or write-ups taken under Italian GAAP, and the accrual of the incremental income or losses from the additional ownership percentage being consolidated.

SEAT-Tin.it transaction

In 2000, several significant events occurred in connection with the acquisition of a controlling interest in SEAT, giving rise to the following differences. See also Note 28 (d) for further discussion of the SEAT acquisition.

•

In February 2000, the Olivetti Group announced its intention to acquire a controlling interest in SEAT, the publisher of the Italian yellow pages. The acquisition was made with a combination of cash and the issuance of shares in Telecom Italia’s wholly-owned internet subsidiary, Tin.it, to SEAT. For purposes of Italian GAAP, the transaction was accounted for as an acquisition using purchase accounting for the cash portion of the acquisition, and as a pooling of interest for the exchange of shares. Goodwill of €6,796 million was

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created under Italian GAAP. For purposes of U.S. GAAP the acquisition, including the shares exchanged, was accounted for at fair value using the purchase method of accounting. For U.S. GAAP purposes the distribution of the subsidiary’s shares to SEAT generated a gain of €6,537 million representing the difference between the fair value of the SEAT shares received and the book value of the subsidiary’s shares issued. Additionally, SEAT shares were issued directly to Telecom Italia shareholders in exchange for 8.168 percent of the wholly-owned subsidiary’s shares, which has been accounted for as a dividend at fair value, generating a gain of €1,329 million.

•	For purposes of Italian GAAP, the SEAT acquisition was considered effective as of December 31, 2000. For purposes of U.S. GAAP, the acquisition was considered effective as of October 1, 2000, the date that operating control of SEAT passed to Telecom Italia. Therefore, an adjustment has been recorded to account for the fourth quarter results of SEAT.

•	Under U.S. GAAP purchase accounting requirements, the fair value of the SEAT acquisition was €16,025 million. Included in this amount was acquisition goodwill relating to SEAT of €13,834 million . From the date at which the acquisition was announced until the end of December 31, 2000, the market valuations of hi-tech companies, in particular those associated with internet activity, were severely reduced. The share-price reduction was considered a possible indication of impairment, thereby requiring an analysis of a potential impairment of SEAT based upon SFAS 121, as discussed in the U.S. GAAP policy Note 28(j). Based on this review, an impairment charge of €7,966 million was recorded in the 2000 U.S. GAAP results to reduce the value of the SEAT investment.

•	As discussed further in Note 28 (d), Telecom Italia entered into a put/call arrangement with a third party in 2000 as part of the acquisition of SEAT. For U.S. GAAP purposes, the put/call was recorded as indebtedness as part of the SEAT acquisition. As discussed in Notes 14 and 18, for Italian GAAP purposes, no initial recognition of the liability occurred in 2000. However, €569 million and €1,942 million were recorded in 2001 and 2002, respectively. As the acquisition and related debt has already been recorded under U.S. GAAP in 2000, the accruals made under Italian GAAP in subsequent periods have been reversed.

•	After the acquisition of SEAT by the Olivetti Group, SEAT made additional acquisitions in the fourth quarter of 2000 and throughout 2001. Certain of these acquisitions were done through the issuance of additional SEAT shares for the targets’ stock. For purposes of Italian GAAP, these transactions were recorded as changes in equity. For purposes of U.S. GAAP, the difference between the fair value of the assets received versus the proportional dilution of the SEAT investment resulted in a gain.

Sale of real estate properties

During the year 2000 the Telecom Italia Group transferred certain real estate properties to a wholly-owned subsidiary (“IM.SER”), 60% of which was then sold to third parties. Concurrent with the sale, the Olivetti Group entered into long-term lease agreements for a portion of the real estate portfolio. Concurrent with the partial sale of the subsidiary, IM.SER borrowed funds from a syndicate of banks, with the funds being dispersed to the shareholders as a special dividend. For purposes of Italian GAAP, a gain was recognized to the extent of the fair market value of the transferred property over its historical cost for that portion sold to third parties. For purposes of U.S. GAAP, the transfer of the assets to the wholly-owned subsidiary, the subsequent lease agreement, the receipt of cash by the Olivetti Group from the partial sale of the subsidiary and the special dividend are treated as a secured borrowing; therefore the gain recorded has been reversed and the real estate retained, along with the additional indebtedness, has been recorded at historical cost. See also Note 28(i) for a further discussion of the Olivetti Group’s real estate transactions. In 2002 the Olivetti Group entered into a series of other transactions that involved IMSER, Olivetti, Pirelli and SEAT. Under U.S. GAAP these transactions did not meet the sale/leaseback criteria; therefore the assets and certain debts of the special purpose entities are included in the U.S. GAAP financial statements.

Non-capitalizable expenses

The Group entered into several transactions for which certain costs were capitalized under Italian GAAP. These costs include expenses related to the SMH (renamed TIM International) transaction, start-up and

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expansion costs, research and development costs, software costs and other costs associated with certain intangible assets. For purposes of U.S. GAAP, these costs cannot be capitalizable and have therefore been expensed. Subsequent periods’ amortization of these expenses is reversed for U.S. GAAP purposes.

Reversal of provisions

During the year 2000, due to the technological changes in the mobile phone industry, TIM determined that the invested cost related to analogic services, and the related network plants and billing systems, was rapidly approaching obsolescence due to the evolution of third generation services. The 2002 Italian GAAP financial statements reflect reserves for €320 million recorded to accrue the estimated costs to modify these systems and/or to reflect their potentially reduced lives. U.S. GAAP requires that certain conditions must be met before reserves can be established and that the lives of fixed assets be evaluated to consider potential changes in the related depreciation period. These conditions, which under U.S. GAAP are stricter and more formal, have not been met. As a result, in the U.S. GAAP reconciliation these provisions have been reversed and the remaining lives and related depreciation expense have been revised to reflect the expected remaining useful lives of the assets. For 2001 and 2002 charges and reversals of the reserve and the modified depreciation are treated as expenses under U.S. GAAP.

In 1999, Olivetti, as a part of the sale transaction of the Omnitel business to Mannesman, recorded, for Italian GAAP purposes, a provision of €88 million in connection with certain contingent obligations for certain options granted to Bell Atlantic in connection with such sale transaction. The provision was subsequently increased in 2000 by €7 million to adjust it for exchange differences. In 2001 the provision was reversed to the statement of operations, since the option was not exercised by Bell Atlantic. This provision did not meet the U.S. GAAP requirements for being provided for and, therefore, it has been reversed in the statement of operations in the years in which it had been provided for. In addition, in 2001, Olivetti, for Italian GAAP purposes, accounted for a provision for risks on various subsidiaries of €200 million, principally in connection with certain estimated liabilities of Olivetti Tecnost and the eventual disposal of the same Olivetti Tecnost. This provision did not meet the U.S. GAAP requirements for being accrued and, therefore, it has been reversed in the statement of operations. In 2002, Olivetti, for Italian GAAP purposes, utilized €87 million of the 2001 provision with respect to certain losses incurred by Olivetti Tecnost and €67 million with respect to certain cash payments for the settlement of a dispute with Verizon (previously Bell Atlantic), while the remaining portion of the 2001 provision of €46 million was maintained to cover certain estimated liabilities of the subsidiaries Olivetti Tecnost and Olivetti Finance. Since the 2001 provision did not meet the U.S. GAAP requirements, these transactions were reversed in the statement of operations for U.S. GAAP purposes. Finally, in 2002 Olivetti Tecnost provided for approximately €8 million related to restructuring charges that did not meet the U.S. GAAP requirements required by EITF 94-3 and also this provision was reversed in the statement of operations for U.S. GAAP purposes.

Common control transactions

During 2000, Telecom Italia acquired an additional ownership percentage of TIM by contributing its ownership of SMH (renamed TIM International) to TIM in exchange for new shares issued by TIM. Under Italian GAAP, this transaction resulted in an increase in equity and goodwill. As the timing of this transaction was near December 31, 2000, no amortization of the goodwill was recognized in the Italian GAAP financial statements.

Under U.S. GAAP, transactions between entities under common control require predecessor basis accounting. Therefore, the increase in equity and goodwill has been reversed. For periods subsequent to 2000, the annual amortization of the goodwill arising from this transaction is reversed for U.S. GAAP purposes.

Securitization of satellite investments

In late 2001, Telecom Italia formed a wholly-owned subsidiary domiciled in Luxembourg (Mirror International Holding, or “Mirror”) to which it transferred its non-controlling investments in certain entities in the satellite communications sector at an amount equal to the fair value of the investments contributed. Subsequently, 70% of the interest in Mirror was sold to Lehman Brothers Merchant Bank (LBMB), with Mirror subsequently obtaining debt financing. For Italian GAAP purposes this transaction was accounted for as a partial sale of financial assets with a pretax gain of €170 million being recorded. For U.S. GAAP purposes, Mirror is deemed a non-qualifying special purpose entity and the transaction is not accounted for as a sale. Instead, the

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accounts of Mirror have been consolidated by the Olivetti Group with an elimination of the related step-up of the assets and an elimination of the gain. The cash received from the debt financing of Mirror has been reflected as debt on the Olivetti Group’s balance sheet and the cash received from the partial sale of the investment has been reflected as minority interest in Mirror.

Derivative financial instruments

Olivetti enters into a number of derivative agreements to manage its risks related to changes in interest rates, foreign currency exchange rates and values of equity investments. Olivetti’s derivative instruments include interest rate swap and collar agreements, cross currency and interest rate swaps, foreign currency options and forward contracts and equity securities options.

Olivetti’s accounting policies related to its derivative financial instruments under Italian GAAP are described as follows:

•	Interest rate swap and collar agreements – Olivetti enters into interest rate swap and collar agreements as part of the management of its interest rate exposures. Interest rate differentials to be paid or received as a result of interest rate swap and collar agreements are accrued and recognized as an adjustment of interest expense related to the designated debt.

•	Cross currency and interest rate swaps – Olivetti enters into cross currency and interest rate swap agreements to manage its interest rate and foreign currency exchange exposures related to foreign currency denominated debt. The related foreign currency denominated debt and the foreign currency portion of the cross currency and interest rate swap agreements are adjusted using foreign currency exchange rates as of the related balance sheet date. Interest rate differentials to be paid or received as a result of cross currency and interest rate swap agreements are accrued and recognized as an adjustment of interest expense related to the designated debt.

•	Foreign currency options and forward contracts – Olivetti enters into foreign currency forward exchange contracts as part of the management of its foreign currency exchange rate exposures related to existing foreign currency denominated assets and liabilities or firm commitments denominated in foreign currencies. The foreign currency forward exchange contracts and the related hedged positions are adjusted using foreign currency exchange rates as of the related balance sheet date and any net expense connected with each single transaction is recognized in the statement of operations. Discounts or premiums on forward contracts are recorded in the statement of operations using the straight-line method over the term of the related contract.

Effective January 1, 2001, the Olivetti Group for U.S. GAAP purposes adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 requires Olivetti to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in current earnings during the period of change.

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. Any ineffective portions of net investment hedges are recognized in current earnings during the period of change.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For derivative instruments not designated or qualifying as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Impairment of long-lived assets and goodwill

Under Italian GAAP, the Olivetti Group recognizes impairments of fixed and long-lived assets when it becomes apparent that there has been a permanent diminution in value. Due to a strategic shift in the Olivetti Group’s priorities in 2001, coupled with a general decrease in asset values in the telecommunications sector, the Olivetti Group has recorded write-downs to investments, including equity investees in both 2001 and 2002. See Note 28 (j) for the related discussion.

For U.S. GAAP, the Olivetti Group follows the guidance provided in SFAS 142, as discussed previously, for all goodwill and indefinite lived assets in 2002. For 2001, the Olivetti Group used the guidance as outlined in SFAS 121, “Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of”. The application of SFAS 121 required, among other things, that an asset be identified and measured at its lowest level of cash flows for impairment. For purposes of recognizing impairment, the use of both SFAS 121 and SFAS 142 resulted in differences from the impairment amounts recognized under Italian GAAP. See Note 28 (j) for further details. In 2002, the Olivetti Group adopted SFAS 144, as discussed at Note 28 (b).

Reversal of goodwill amortization

Italian GAAP requires that goodwill related to assets be amortized over the assets estimated economic life. Upon the adoption of SFAS 142, the Olivetti Group has ceased amortizing goodwill associated with both subsidiaries and equity investees. Instead, the goodwill asset will be revised on at least an annual basis for impairment.

Other

Other is comprised of the following:

Stock options

From time to time Olivetti Group companies award shares and stock options to certain employees. For purposes of Italian GAAP, the Olivetti Group treats the exercise of stock options as increases in share capital and additional paid-in-capital upon exercise. For U.S. GAAP purposes the Olivetti Group applies Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees” and its related interpretations. Under APB 25, these transactions are treated as compensation expense for the difference between the quoted market price of the shares and the cost of those shares to the managers. This difference is determined on the “measurement date”, which is the first date on which both the ultimate number of shares and the option or award prices are known.

Restructuring reserve

The Italian GAAP financial statements include a restructuring reserve made prior to 2001 as part of a group plan to reduce the workforce and re-train employees. U.S. GAAP requires that certain conditions must be met before a restructuring accrual can be established, as well as the type of costs that can be accrued. Training costs included within the accrual do not meet these conditions, and therefore the U.S. GAAP reconciliation reflects an adjustment to eliminate this amount. In 2001 and 2002, any charges to or reversals from the reserve are treated as expenses for U.S. GAAP purposes. In 2002 the Olivetti Group recorded an additional restructuring reserve, covering approximately 5,813 employees, predominantly in Telecom Italia’s Domestic Wireline Business Unit.

Investments in marketable securities

Telecom Italia Group holds marketable securities both for the purpose of selling them in the near term as well as holding them to take advantage of investment opportunities. As described in Note 3, under Italian GAAP, all investments are carried at the lower of cost or market value. Write-downs below historical cost are reversed in subsequent periods up to original cost if the fair market value of the securities increases.

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OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under U.S. GAAP, the securities must be classified into various categories depending on the intent of management. Under U.S. GAAP the securities are classified as either trading or available for sale. The Group’s “trading securities” are recorded at fair value, with unrealized gains and losses included in earnings. Available for sale securities are carried at fair value, with any unrealized gains or losses reflected in other comprehensive income on a net of tax basis. Declines in fair value of available for sale securities that are other than temporary are reflected in current period earnings.

Revenue recognition

Under Italian GAAP, non-refundable activation and installation fees, and their related costs, are generally charged and recognized at the outset of a service contract. Additionally, on-line advertising revenues are recognized at the date the advertisement is first posted. Under U.S. GAAP, up front revenues related to non-refundable fees and certain related direct costs are deferred and recognized over the expected customer relationship period, and on-line advertising revenues are recognized over the life of the advertising period on a straight-line basis.

Equity investees

The Group has certain investments in equity investees whereby the periodic accrual of income or loss is recorded on the basis of the Olivetti Group accounting policies. For purposes of U.S. GAAP, the results of the equity investees are recognized on a U.S. GAAP basis.

Universal service

Telecom Italia provides certain services, known as “universal services”, which essentially requires the Olivetti Group to offer telephony services to remote and difficult areas, thereby generating losses due to the high fixed and maintenance costs not being offset by an adequate revenue stream. These universal services have been deemed by the National Regulatory Authority to have benefited new fixed and mobile competitors who have entered the marketplace after the deregulation of the industry. Consequently, the National Regulatory Authority determined the costs of providing these services, based on data provided by Telecom Italia, and allocated a pro rata portion of the costs to various competitors, who were requested to pay such allocated amounts to a fund, a portion of which should be remitted to Telecom Italia. The legality and propriety of the allocated charge has been disputed by the competitors who have initiated legal proceeding with the National Regulatory Authority. Under Italian GAAP, Telecom Italia has accrued revenues related to universal service as “other income” in the accompanying statements of operations. Under U.S. GAAP the revenues for universal services will not be recognized until collected due to the uncertainty surrounding the amount and the collectibility of the revenues.

Deferred tax adjustments

The differences between Italian GAAP and U.S. GAAP are primarily related to the recognition of certain deferred tax assets, including net operating losses, the tax treatment for capital grants received by the Olivetti Group prior to 1998 and the deferred taxes established for the basis differences of assets revaluations. With respect to the benefit of net operating losses or other deferred tax assets, the Olivetti Group under Italian GAAP generally recognizes such benefit when is reasonably certain, while under U.S. GAAP it is recognized when it is more likely than not.

Comprehensive income

SFAS 130 “Reporting Comprehensive Income” requires disclosure of the components of and total comprehensive income in the period in which they are recognized in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise arising from transactions and other events and circumstances from non-owner sources. It includes all changes in stockholders’ equity during the reporting period except those resulting from investments by and distributions to owners. Unrealized gains and losses on investments classified as “available for sale securities” under U.S. GAAP, the cumulative effect of translation adjustments of foreign subsidiaries and the impact of adopting SFAS 133 related to derivatives have been recognized as a component of comprehensive income.

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OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury stock

Olivetti and its subsidiary Olivetti International S.A. purchased its own ordinary shares. Under Italian GAAP, these ordinary shares have been recorded at historical cost within long-term assets, while under U.S. GAAP, the cost of the acquired shares is shown as a deduction from stockholders’ equity.

Significant differences and the effect of the above on consolidated net loss and stockholders’ equity are set out below:

	Years ended December 31,
	2001	2002
	(millions of euro)
NET LOSS
Net loss as reported in the consolidated statements of operations	(3,676)	(306)
Minority interest	586	(467)

Net loss, net of minority interest applicable for U.S. GAAP purposes	(3,090)	(773)
Items increasing (decreasing) reported net loss:
Goodwill related to Telecom Italia acquisition	(483)	512
Purchase method accounting transactions	(524)	(138)
Revaluation of fixed assets	61	155
Elimination of intercompany profit on sales of intangibles and fixed assets and related depreciation	54	34
Capitalization of interest on tangible and intangible assets under construction and related depreciation	124	127
Investment in stock of subsidiary companies	65	83
SEAT put and call amortization	(145)	—
Reversal of provision on SEAT put option	569	1,942
Gain on subsidiary dilution	325	—
Sale of real estate properties	(34)	(153)
Non-capitalizable expenses	71	82
Reversal of provisions	20	(158)
Common control transactions	14	14
Securitization of Satellite investments	(130)	—
Derivative financial instruments	(155)	326
Impairment of goodwill and long-lived assets	(2,626)	(1,469)
Reversal of goodwill amortization	—	952
Other	(145)	107

Net adjustments	(2,939)	2,416
U.S. GAAP income (loss) before reconciliation effects of income taxes, minority interest and cumulative effect of accounting changes	(6,029)	1,643
Income taxes:
Deferred tax adjustments	(55)	1,386
Tax effect on reconciling items	374	(420)

U.S. GAAP income (loss) before reconciliation effect of minority interest and cumulative effect of accounting changes	(5,710)	2,609
Minority interest on reconciling items	1,684	(653)

Net income (loss) in accordance with U.S. GAAP, before cumulative effect of accounting changes	(4,026)	1,956
Cumulative effect of accounting changes (net of tax)	20	—

Net income (loss) in accordance with U.S. GAAP	(4,006)	1,956

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OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Ordinary Share Amounts in Accordance with U.S. GAAP (*)

	Years ended December 31,
	2001	2002
	(euro)
Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP before cumulative effect of accounting changes	(0.47)	0.23

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP before cumulative effect of accounting changes	(0.47)	0.23

Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP	(0.47)	0.23

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP	(0.47)	0.23

(*)	The earnings per share amounts have been calculated as set forth in SFAS 128, “Earnings Per Share”. Also refer to Note 28 (s) for additional information on earnings per share. For purposes of these calculations the weighted average number of shares was 8,569,939,283 and 8,630,753,657 as of December 31, 2001 and 2002, respectively.

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OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2001	2002
	(millions of euro)
STOCKHOLDERS’ EQUITY
Stockholders’ equity as reported in the consolidated balance sheets	26,353	20,624
Minority interest	(13,624)	(8,984)

Stockholders’ equity, net of minority interest	12,729	11,640
Items increasing (decreasing) reported stockholders’ equity:
Goodwill deriving from Telecom Italia acquisition	2,855	3,074
Purchase method accounting transactions	5,861	4,358
Revaluation of fixed assets	(650)	(489)
Elimination of intercompany profit on sales of intangibles and fixed assets and related depreciation	(177)	(143)
Capitalization of interest on tangible and intangible assets under construction and related depreciation	715	802
Investment in stock of subsidiary companies	150	211
SEAT acquisition	5,653	5,653
Effects of SEAT’s 4th quarter results	(182)	(182)
SEAT put and call amortization	(160)	(160)
Reversal of provision on SEAT put option	569	2,511
Sale of real estate properties	(349)	(502)
Non-capitalizable expenses	(226)	(144)
Reversal of provisions	522	352
Common control transactions	(197)	(183)
Securitization of Satellite investments	39	39
Derivative financial instruments	(155)	199
Impairment of goodwill and Long-lived Assets	(10,630)	(10,623)
Other	(139)	(50)
Deferred tax adjustments	(55)	1,343
Treasury stock	(393)	(393)
Reversal of goodwill amortization	—	952
Cumulative effect of accounting changes, net of tax	22	—
Tax effect on reconciling items	(2,274)	(2,652)
Minority interests on reconciling items	84	(389)

Stockholders’ equity in accordance with U.S. GAAP	13,612	15,224

F-55

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 27—Condensed U.S. GAAP consolidated financial statements

The condensed consolidated financial statements as of December 31, 2001 and 2002 and for the two years then ended presented below have been prepared to reflect the principal differences between the Olivetti Group’s accounting policies and U.S. GAAP discussed above.

	As of December 31,
	2001	2002
	(millions of euro)
ASSETS
Current assets	22,786	21,599
Fixed assets, net	24,331	21,503
Goodwill	34,323	31,065
Other intangible assets	11,557	10,105
Other long-term assets:
Deferred tax assets	1,278	3,950
Other	9,313	4,689

Total assets	103,588	92,911

	As of December 31,
	2001	2002
	(millions of euro)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	22,725	18,599
Long-term debt	43,117	38,375
Reserves and other liabilities:
Deferred tax liabilities	3,724	2,560
Other liabilities	5,456	7,416
Employee termination indemnities	1,414	1,364

Total liabilities	76,436	68,314
Minority interest	13,540	9,373
Stockholders’ equity	13,612	15,224

Total liabilities and stockholders’ equity	103,588	92,911

	Years ended December 31,
	2001	2002
	(millions of euro)
STATEMENTS OF OPERATIONS
Operating revenues	31,792	31,365
Other revenues	482	499

Total revenues	32,274	31,864
Operating expenses	(28,293)	(24,135)
Impairments of goodwill	(3,512)	(3,444)

Operating income	469	4,285
Financial income and expenses and other income and expense, net	(5,381)	(2,813)
Gains on merger, demerger, subsidiary dilution and share conversions	(1,164)	(1,572)

Income (loss) before income taxes	(6,056)	(100)
Income taxes (expense) benefit	(240)	3,176

Income (loss) before minority interest and cumulative effect of accounting changes	(6,296)	3,076
Minority interest	2,270	(1,120)

Income (loss) before cumulative effect of accounting changes	(4,026)	1,956

Cumulative effect of accounting changes (net of tax)	20	0

Net income (loss)	(4,006)	1,956

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OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Share Capital	Additional Paid in Capital	Reserves, Retained Earnings and Profit (Loss) of the Year	Total
	(millions of euro)
Balance as of January 1, 2001	6,914	2,773	5,854	15,541

Dividend paid			(255)	(255)
Capital increases for exercise of conversion of bonds, exercise of warrants and stock options	30			30
Capital increases	1,841	569		2,410
Available for sale securities			(91)	(91)
Other movements			(67)	(67)
Translation adjustments on foreign currency financial statements during the year			50	50
Net loss			(4,006)	(4,006)

Balance as of December 31, 2001	8,785	3,342	1,485	13,612

Capital increases for exercise of conversion of bonds, exercise of warrants and stock options	60			60
Available for sale securities			(40)	(40)
Other movements			(13)	(13)
Translation adjustments on foreign currency financial statements during the year			(351)	(351)
Net income			1,956	1,956

Balance as of December 31, 2002	8,845	3,342	3,037	15,224

Other Comprehensive Income:

	2001	2002
	(millions of euro)
Net income (loss) for the year under U.S. GAAP	(4,006)	1,956
Translation adjustments on foreign currency financial statements during the year	50	(351)
Unrealized gains/(losses) on available for sale securities during the year	(91)	(40)
Adoption of derivative accounting (net of tax of €1 million)	2	1

Total comprehensive income (loss) under U.S. GAAP	(4,045)	1,566

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OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 28—Additional U.S. GAAP Disclosures

(a)    Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b)    Accounting changes

(i)    Business combinations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, “Business Combinations” (“SFAS 141”). The Statement requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating the use of the pooling of interest method of accounting for business combinations. In addition, SFAS 141 requires that intangible assets be recorded apart from goodwill if they meet certain criteria. This new standard did not have an impact on the Olivetti Group’s results of operations, financial position or cash flows upon adoption as there were no acquisitions after July 1, 2001 that necessitated the accounting requirements of SFAS 141.

(ii)    Accounting for goodwill and other intangible assets

In June 2001, the FASB issued SFAS 142 effective for fiscal years beginning after December 15, 2001. SFAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach based on the supposition that goodwill is not a “wasting asset” that requires periodic cost allocation. Thus, amortization of goodwill, including goodwill recorded in past business combinations and amortization of intangibles with an indefinite life, ceased upon adoption of SFAS 142. The Group adopted the provisions of SFAS 142 effective January 1, 2002.

The Group completed the SFAS 142 transitional impairment test during the second quarter of 2002 and concluded that there was no impairment of goodwill at that time, as the fair value of its reporting units exceeded their carrying amounts as of January 1, 2002. Therefore, the second step of the transitional impairment test required under SFAS 142 was not necessary.

As required under SFAS 142, the Olivetti Group performed the required impairment testing as of December 31, 2002. Based on that assessment, it was determined that certain reporting units within the Internet and Media segment were impaired. As a result, the Olivetti Group recorded a goodwill impairment charge of €3,444 million. See also Note (k) for further information on the impairment charge.

The Groups 2001 results of operations do not reflect the provisions of SFAS 142. Had the Olivetti Group adopted SFAS 142 as of January 1, 2001, the net income (loss) and basic and diluted net income (loss) per ordinary share and savings share would have been the adjusted pro forma amounts indicated below:

2001
(millions of euro)
Net loss for the year under U.S. GAAP	(4,006)
Net income adjustment for amortization of goodwill	3,841

Adjusted net loss	(165)
Reported Basic EPS per Ordinary Share	(0.47)
Reported Diluted EPS per Ordinary Share	(0.47)
Adjusted Basic EPS per Ordinary Share	(0.02)
Adjusted Diluted EPS per Ordinary Share	(0.02)

(iii)    Impairment or disposal of long-lived assets (plant and equipment and acquired technology)

In August 2001, the FASB issued SFAS 144 “Accounting for the Impairment of Long-Lived Assets” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement applies to certain long-lived assets, including those reported as discontinued operations, and develops one

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OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounting model for long-lived assets to be disposed of by sale. SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and APB 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment. The Group adopted the provisions of SFAS 144 effective January 1, 2002.

The Statement requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The new statement also changes the measurement criteria for discontinued operations. SFAS 144 broadens the reporting of discontinued operations to include the disposal of a component of an entity provided that the operations and cash flows of the component will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. The Statement does not apply to investments in equity investees. No write-downs of long-lived assets were recorded under SFAS 144 in 2002.

(iv)    Derivative financial instruments

Effective January 1, 2001, the Olivetti Group adopted SFAS 133, “Accounting for Derivative Instrument and Hedging Activities” (“SFAS 133”), and the corresponding amendments and interpretations to this Statement. The Statement requires that all derivative financial instruments be recognized in the financial statements and are to be measured at fair value regardless of the purpose or intent of holding them. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss). If the derivative is designated as a cash flow hedge, the effective portions of the change in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in net earnings (loss) when the hedged item affects operations. Ineffective portions of changes in the fair value of cash flow hedge are to be recognized in net earnings (loss). If the derivative used in a hedging relationship is not designated as a hedge, changes in the fair value of the derivate are recognized in the statement of operations through the life of the contract.

For the year ended December 31, 2001, the adoption of SFAS 133 resulted in a cumulative decrease in the net loss of €20 million, net of tax of €7 million and an increase to OCI of €2 million. The adoption of SFAS 133 did not materially affect either the basic or diluted loss per share ordinary or savings share.

(c)    New accounting standards

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation requires expanded disclosure to be made in the guarantor’s financial statements in regards to the guarantees and obligations under certain agreements. It also requires that a guarantor recognize, as of the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statement periods ending after December 15, 2002 and have therefore been applied in the accompanying financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The Group is still evaluating the effect, if any, that adoption of the Interpretation will have on its financial condition and results of operations.

In January 2003, the Financial Accounting Standards Board issued FIN No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”. The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. Olivetti has sold certain of its trade accounts receivables to a sponsored conduit under a €2 billion accounts receivable securitization facility. Under the securitization facility, Olivetti has an agreement to sell, on a revolving basis, pools of certain accounts receivables to a special-purpose entity vehicle (the “Vehicle”). The Vehicle then issues notes to investors, with the receivables being used as collateral. The revolving facility with Olivetti is to be used to pay off

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OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the issued securities. The Vehicle then sells a senior interest in the receivables at a discount to the conduit in exchange for cash, which is used to purchase additional receivables from the Olivetti Group. The Vehicle’s assets are legally isolated from Olivetti’s general creditors and the conduit entity’s investors have no recourse to Olivetti’s other assets for failure of debtors to pay when due. Olivetti also retains servicing responsibilities and receives a market-based servicing fee.

The transfers of the accounts receivable are recognized as sales in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Gains and losses from transfers are recognized in the statement of operations when the Olivetti Group relinquishes control of the transferred financial assets. The gain or loss recognized on a sale depends in part on the previous carrying amount of the assets involved in the transfer, allocated between the portion of the assets sold and the retained interests based upon their respective fair values at the date of sale. The Company is in the process of evaluating the implications of the Interpretation to all variable interest entities with which it has involvement, but has determined that it will not be required to consolidate the Vehicle.

In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables”. The EITF addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and / or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be divided into separate units of accounting based on their relative fair values. The Issue also supersedes certain guidance set forth in SEC Staff Accounting Bulletin (“SAB”) 101. The final consensus is applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as a cumulative effect of a change in accounting principle. The Group will adopt this new pronouncement as of January 1, 2004. The Group is currently evaluating the impact of the Issue on results of operations, financial position and cash flows.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the asset’s useful life. The liability is accreted to its present value each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. The Group is required and plans to adopt the provisions of SFAS 143, effective January 1, 2003. To accomplish this, the Olivetti Group must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require gathering market information and the development of cash flow models. Additionally, the Olivetti Group will be required to develop processes to track and monitor these obligations. The Group has not completed its assessment of the impact SFAS 143 will have on its results of operations, financial position and cash flows.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities, which effectively nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefitsand Other Costs to Exit Activity Including Certain Costs Incurred in a Restructuring”. The principal differences between SFAS 146 and EITF 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by the FASB in SFAS 146 is that an entity’s commitment to a plan, in and of itself, does not create an obligation that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 changes the accounting recognition of one-time termination

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benefits, requiring that those costs be recognized over the period of the employees’ service beyond a minimum retention period. Under EITF 94-3, these costs were accrued upfront when all the criteria of EITF 94-3 were met. The effective date for the new Statement is January 1, 2003, with earlier adoption allowed. The Group will apply the provisions of the Statement beginning January 1, 2003.

In December 2002, the FASB issued SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure an Amendment of SFAS 123”. SFAS 148 is applicable to those entities that decide to adopt the fair value stock based compensation as their primary accounting policy, as opposed to APB 25. The Group has adopted the additional disclosure requirements of SFAS 148.

In May 2003 the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, the new accounting standard for certain types of freestanding financial instruments and disclosure regarding possible alternatives to settling financial instruments. The Group has started to evaluate what impact, if any, adoption of SFAS 150 will have on the Olivetti Group’s consolidated financial condition and results of operation. The Statement is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003.

(d)    Acquisitions

Year 2002

The Group uses SFAS 141, “Business Combinations” to account for acquisitions. Under SFAS 141, in every business combination an acquirer must be identified based on an overall assessment of the facts in each situation. The Group made several insignificant acquisitions in 2002. Periodically the Olivetti Group also acquires shares or companies from related parties. The purchase accounting treatment for these acquisitions depends on an overall assessment of the share ownership before and after the transaction. In general, if the Olivetti Group or an affiliate owns 50% or more of the shares before and after the transaction it is accounted for based on common control, and therefore historical basis accounting is used. The Group paid a total of €1,199 million in cash for acquisitions in 2002, of which €465 million was for existing equity investees. Of the remaining €734 million, €108 million was for an additional stake in Stet Hellas, a controlled subsidiary of TIM. The acquisitions have not had a material impact on consolidated operating revenues, income before income tax, net income or earning per share. The following represents the significant acquisitions in 2002:

Blu

On October 7, 2002, TIM purchased the number four wireless operator in Italy, Blu S.p.A. (“Blu”), with Blu being merged into TIM S.p.A. on December 23, 2002 (effectiveness date). Immediately prior to the acquisition, Blu sold off most of its core assets to the other rival phone companies in Italy, as called for in the final anti-trust resolution that allowed the sale to go forward. TIM paid approximately €84 million in cash to receive 100% of the shares of Blu, assumed approximately €546 million in debt and forfeited approximately €90 million in net receivables from Blu for a total purchase price under U.S. GAAP of €720 million The Italian anti-trust authorities requirement that Blu be acquired in pieces by all of the Italian market operators immediately before TIM acquired the stock resulted in the assessment that, under SFAS 141 and EITF No.98-3, “Determining Whether Non monetary Transactions Involves Receipt of Productive Assets or of a Business”, Blu did not represent a business as defined and therefore, no goodwill could be assigned based on the purchase price. As the acquisition of Blu did not qualify as a “business” as required under SFAS 141, the Olivetti Group applied the guidance as established in EITF 98-11, “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations”. Based on the guidance in EITF 98-11, the acquisition of Blu has been treated as the acquisition of a collection of assets, including a part of the benefit of the net operating losses (“NOL’s”) acquired. In accordance with this guidance, part of the deferred tax assets related to the NOL’s of Blu were not recorded at the acquisition date, as these items were not known at the time of the acquisition. In accordance with EITF 98-11, the NOL’s first reduced long-lived assets to zero, prior to being recorded in the statement of operations. The benefit of the deferred tax assets was recognized in 2002, along with the deferred credit. The benefit from both the NOL’s and the deferred credit were recognized in the tax expense line of the condensed financial statements. The following represents the allocation of the purchase price paid for Blu:

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(millions of euro)
Current assets, net	617
Long-term assets	53
Intangibles	22
Deferred tax on assets purchased	2
Tax net operating losses	103
Deferred credit	(77)

Net assets purchased	720

EpiClink

On August 2, 2002, Telecom Italia reached an agreement with EpiClink S.p.A. (“EpiClink”) shareholders’ for the purchase of 86% of the outstanding shares of EpiClink. EpiClink is a company operating as a specialized operator in outsourcing services in information and communication technology for small and medium sized businesses. In particular it provides communication and Internet hosting and servicing management. The price paid for the controlling interest in EpiClink was €60.2 million. The allocation of the purchase price paid for the controlling interest in EpiClink resulted in additional goodwill of €49 million. The Group was granted a call option, exercisable in the first two years following the acquisition, by which the Olivetti Group can acquire the remaining shares for the higher of either €10 million or the fair value of the minority interest. After the expiration of the call option, the minority interests will have a put option by which they can put the remaining shares to the Olivetti Group based on substantially the same terms. The results of Epiclink have been included on a consolidated basis since June 2002.

Stet Hellas

In 2002, the Olivetti Group increased its controlling interest in its Greek mobile subsidiary, Stet Hellas. The Group purchased from Verizon Europe Holding II group an additional 17.45% interest in Stet Hellas for €108 million in cash, increasing its total percentage to 81.40%. The acquisition has been accounted for under SFAS 141 using step acquisition accounting. An additional €66 million of goodwill was associated with the additional ownership acquired.

2001

Entel Chile

In December 2000, the Telecom Italia Group signed an agreement to increase its investment in Entel Chile (“Entel”) from 26.16% to 54.76% by purchasing shares held by the Chilquinta Group and the Matte Group in a cash transaction. Entel operates in the sectors of fixed and mobile telephone services, data-transmission and Internet-access services. Previous to this investment the Olivetti Group had owned a 26.16% interest in Entel Chile, which in accordance with U.S. GAAP was accounted for using the equity method. The overall cost of the acquisition was €970 million, with the acquisition completed and accounted for as of April 1, 2001.

Under Italian GAAP, the Entel acquisition was accounted for by the purchase method, with the date of effective control designated as of January 1, 2001. The excess of the acquisition cost over the equity in the net book value of net assets acquired was allocated to goodwill, which was being amortized by the straight-line method over 15 years. Entel Chile has been included in the consolidated financial statements of Telecom Italia from January 1, 2001.

Under U.S. GAAP, the Entel acquisition was accounted for by the purchase method with April 1, 2001 designated as the effective date of the acquisition. The tangible and intangible assets acquired and liabilities assumed were recorded at estimated fair values. The following represents the purchase price allocation to the fair value of assets acquired and liabilities assumed:

(millions of euro)
Purchase price	970
Net tangible and intangible assets acquired	(342)

Goodwill from acquisition	628

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The amortization of costs assigned to intangible assets and goodwill is computed by the straight line method over the expected period to be benefited, which is five years for software and 15 years for licenses and goodwill. Goodwill ceased being amortized as of January 1, 2002, the date that the Olivetti Group adopted SFAS 142.

For U.S. GAAP purposes, Entel Chile has been included in the consolidated financial statements of Telecom Italia by the equity method of accounting for the 26.16% interest through March 31, 2001 and fully consolidated from April 1, 2001.

The following table reflects the results of operations on a pro forma basis as if the acquisition of Entel Chile had occurred as of January 1, 2001. The following unaudited pro forma information also excludes the effects of synergies and any other cost saving initiatives related to the acquisitions.

Unaudited
2001
(millions of euro, except per share amounts)
Operating revenues	32,581
Net income (loss)	(4,154)

Earnings per Share:
Basic EPS — per ordinary share	(0.48)
Diluted EPS — per ordinary share	(0.48)

Consodata

On February 9, 2001, SEAT gained a controlling stake (54.5%) of Consodata S.A. (“Consodata”), a company listed on the Paris Nouveau Marché in the business of information marketing. The acquisition occurred in the following manner: (i) SEAT issued 63,789,104 ordinary shares to the Consodata shareholders for 3,986,819 Consodata shares, corresponding to 39.27% of the French company’s share capital; then (ii) SEAT contributed their entire stake (100%) in the operating subsidiary Giallo Dat@ to Consodata in return for 3,383,520 new ordinary shares (25% of the new post-increase capital of Consodata). On May 30, 2001, SEAT announced a public tender offer in which sixteen new ordinary SEAT shares were offered for each Consodata share. The holders of 5,981,625 Consodata shares, equivalent to approximately 44.19% of the share capital, participated in the offer in which 95,706,000 new ordinary SEAT shares were issued on August 8, 2001. SEAT, therefore, gained a total interest of 90.74% in the new combined entity Consodata-Giallo Dat@. The Company’s total investment in Consodata totaled €554 million. The operations of Consodata have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of €514 million was recorded as goodwill, which was being amortized over 10 years computed on the straight line method. During 2002, the Olivetti Group recorded an additional purchase of 8.17% of Consodata for approximately €49 million. This purchase completed SEAT’s obligations under previously signed put and call arrangement. The entire amount paid was recorded as additional goodwill. The Company performed an impairment review under U.S. GAAP in accordance with its policy described in Note 28 (j), and as a result, recorded a non-cash impairment charge to the goodwill related to Consodata of €457 million in 2001.

Telegate

As of October 1, 2000, SEAT owned 2.2% of Telegate AG, a publicly traded company in Germany, with a fair value of €37 million. During November 2000, the Company acquired an additional 11.34% of Telegate AG and 51.37% of Telegate GmbH, a German holding company. Telegate GmbH directly owns 50.99% of Telegate AG. The acquisition was accomplished through the issuance by SEAT of 147,446,627 ordinary shares for a total purchase price of €758 million. On April 5, 2001, SEAT purchased the remaining 48.63% of Telegate GmbH through the issuance of 150,579,625 new ordinary shares for a purchase price of €309 million. The total investment in Telegate GmbH and Telegate AG totaled €1,104 million. The operations of Telegate GmbH and Telegate AG have been included in the consolidated financial statements from the date of majority acquisition.

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The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of €1,048 million was recorded as goodwill, which was being amortized over 7 years computed on the straight line method. During 2002, the Olivetti Group purchased an additional 13.9% of Telegate AG for approximately €30 million via a capital increase. The capital increase was subscribed to only by SEAT and Telegate Gmbh, therefore giving the Olivetti Group 78.44% of Telegate AG. An additional €9 million in goodwill was recorded from this transaction. The Company performed an impairment review under U.S. GAAP in accordance with its policy described in Note 28 (j), and as a result, recorded a non-cash impairment charge to goodwill related to Telegate of €907 million in 2001.

Prior to January 1, 2001

SEAT Acquisition

On February 10, 2000, Telecom Italia announced that it had reached an agreement to acquire a controlling interest in the Italian yellow page publisher, SEAT Pagine Gialle S.p.A. (the “SEAT Acquisition”). In addition to its publishing business, SEAT also has Internet and television properties. The SEAT Acquisition was effected in a series of steps and was financed through a combination of cash and the issuance of shares in a wholly-owned subsidiary of Telecom Italia, Tin.it, to SEAT. Through a proxy offering and an acquisition from a private investment vehicle (“Huit II”), Telecom Italia paid €6,104 million in August 2000 and €6 million in November 2000 to acquire 1,156 million ordinary shares and 327 million savings shares of SEAT. On November 15, 2000, Telecom Italia distributed shares in its previously wholly-owned Internet subsidiary, Tin.it, to SEAT to obtain a further 4,675 million ordinary shares of stock. Concurrent with the shares issued, Telecom Italia distributed 8.168% of Tin.it to SEAT on November 10, 2000, for which SEAT issued new shares directly to Telecom Italia’s shareholders. This part of the SEAT Acquisition was accounted for as a dividend to the Shareholders of Telecom Italia at fair market value. On November 20, 2000, Telecom Italia paid €258 million to acquire a further 53 million ordinary shares.

For purposes of Italian GAAP, the cash consideration paid for SEAT’s shares was recorded under purchase accounting, the shares of Tin.it exchanged for the controlling interest in SEAT were accounted for based on the pooling of interest basis of accounting, therefore no value was ascribed to this portion of the SEAT Acquisition. For Italian GAAP purposes, the SEAT Acquisition was accounted for as of December 31, 2000. For purposes of U.S. GAAP, the shares of Tin.it exchanged for the controlling interest in SEAT have been accounted for as a purchase. The shares issued to Telecom Italia have been valued using the average quoted market price of the SEAT shares in the period from February 8 to February 14, 2000, including the announcement day of the SEAT Acquisition on February 10, 2000. For purposes of U.S. GAAP, the SEAT Acquisition was considered effective as of October 1, 2000, the date that operating control of SEAT was deemed to have passed to Telecom Italia, and therefore the SEAT Acquisition was accounted for as a purchase as of that date.

As part of the SEAT Acquisition, a put option was granted to minority shareholder Huit II under the agreement relating to the SEAT/Tin.it transaction entered into by, among others, Telecom Italia and Huit II on March 15, 2000. The put option allowed the holders of the option to put approximately 710 million SEAT shares to Telecom Italia at €4.20 per share. The option was exercisable not later than the 12th business day after the completion of the transaction. On December 5, 2000, upon notification from the put holders of their intent to exercise, Telecom Italia entered into a transaction with a company of the JPMorgan Chase, whereby JPMorgan Chase acquired approximately 710 million SEAT ordinary shares from Huit II along with Huit II’s put option to sell such shares to Telecom Italia at the price of €4.20 per share. In addition, the exercise period was lengthened to a maximum of five years and a corresponding call option over approximately 660 million shares was granted to Telecom Italia under the same terms and conditions as the put option, with the payment of a premium of approximately €747 million. For purposes of U.S. GAAP, the put and call agreement has been accounted for as the acquisition financing of an additional equity interest, with the amounts due under the agreement included in the purchase price allocation below. The put/call agreement increased the investment in SEAT, including goodwill, by €2,985 million with a corresponding increase in long-term debt. For purposes of Italian GAAP, the put and call obligations were not recognized in the financial statements in 2000. However, €569 million and €1,942 million were recognized in 2001 and 2002, respectively, based on the estimated portion of the fixed option price that would not be recoverable upon exercise. The Group has decided to divest the Directories, Directories Assistance and Business Information businesses of SEAT in 2003.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents the final purchase price allocation to the fair value of the assets acquired and liabilities assumed.

		(millions of euro)
Cash purchase price		6,368
Fair value of merger transaction and put/call financing of minority interest acquisition		9,607
Transaction costs		49

Total consideration	(A)		16,024
Net tangible and intangible assets acquired		3,639
Minority interest		(1,449)

	(B)		2,190

Goodwill from acquisition	(A-B)		13,834

Like many companies operating in the technology sector, and in particular the Internet, as of December 31, 2000 the share price of SEAT had declined substantially from the date of the SEAT Acquisition announcement, falling to €2.375 from the acquisition and merger price of €4.2 agreed upon in February 2000. The reduction was considered to be an indicator of impairment for purposes of SFAS 121, “Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of ”, which was the accounting principle used by the Olivetti Group at that time to assess impairment.

Based on Telecom Italia’s analysis and comparison of the undiscounted cash flow of SEAT, it was apparent that the undiscounted cash flows of SEAT were less than the carrying value of the investment in SEAT, at which point the goodwill related to the investment was considered impaired. Upon an analysis of the SEAT business plan, a discounted cash flow analysis was performed, with the outcome being a €7,966 million reduction in the acquisition goodwill.

The remaining goodwill was being amortized on a straight-line basis over 12 years until January 1, 2002, when the Olivetti Group adopted SFAS 142.

Holding Media e Comunicazione (formerly Cecchi Gori Communications)

On August 8, 2000, SEAT purchased 25% of Cecchi Gori Communications S.p.A. (“CGC” ) for a total of €129 million in cash from Cecchi Gori Communication Media Holdings (“CGCMH”). During 2001, SEAT acquired the remaining 75% of CGC, bringing the Olivetti Group’s total investment in CGC to €217 million. The operations of CGC have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of €72 million was recorded as goodwill, which was being amortized over 10 years computed on the straight line method until January 1, 2002, when the Olivetti Group adopted SFAS 142.

TDL Infomedia

During December 2000, the Company acquired 99.6% of TDL Infomedia Ltd. (TDL) through the issuance of 140,672,537 ordinary shares for a total purchase price of €527 million. The operations of TDL Infomedia Ltd. are included in the consolidated financial statements from the date of acquisition. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of €443 million was recorded as goodwill, which was being amortized over 15 years computed using the straight line method. The Company has an option to acquire the remaining shares at a price to be determined based on a multiple of the operating results of TDL from 2001 through 2003 up to a maximum purchase price of €120.2 million. In connection with the acquisition of TDL, SEAT entered into share lock-up agreements with certain executive shareholders of TDL. Under the terms of these agreements, the executives are restricted through 2004 from selling the 13,684,099 aggregate shares of SEAT received. As consideration, SEAT has guaranteed the executives a value of €3.53 per share, as long as the executive remains employed by TDL at the end of the lock-up period. If at the conclusion of the lock-up period the quoted market price of SEAT’s shares fall below the guaranteed value, Seat will be required to issue additional shares to the executives such that the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

total market value of all shares received equals the value of the original number of shares at the guaranteed value. The purchase option and share lock-up agreements result in potential additional compensation to the executives. As a result, during the term of the option and lock-up periods, compensation expense will be recorded to reflect the fair value of any additional shares, if any, to be issued at the end of each reporting period and the excess of the option price over the estimated fair value of additional shares to be acquired. The amount of compensation expense related to these agreements was €21 million and €32 million in 2002 and 2001, and was immaterial in 2000. No additional acquisition amounts payable have been recorded for the contingent consideration.

(e)    Supplemental disclosure of cash flow information

Cash and cash equivalents

Cash and cash equivalents represent highly liquid investments that are readily convertible to cash and have original maturities of ninety days or less.

Other Information

	2001	2002
	(millions of euro)
Changes in Operating Assets and Liabilities
Marketable securities	(361)	1,909
Receivables	(46)	473
Inventories	107	277
Other current assets	(931)	(2,295)
Payables, trade and other	811	(624)
Accrued payrolls and employee benefits	(170)	34
Accrued income taxes	(81)	20
Other accrued liabilities	391	292

	(280)	86

Cash Paid During the Year For:
Interest	2,147	1,836

Income taxes	2,080	725

(f)    Marketable securities

The Group’s investments consist primarily of investment grade marketable debt and equity securities. For purposes of U.S. GAAP these securities are classified as either held to maturity, trading or available for sale. Held to maturity securities are securities that the Olivetti Group has the ability and positive intent to hold until maturity, therefore they are carried at amortized cost. Trading securities are recorded at fair value with unrealized gains and losses included in the statement of operations. Available for sale securities are recorded at fair value with the net unrealized gains or losses reported, net of tax, in other comprehensive income. Prior to December 31, 2002, virtually all of the Telecom Italia Group’s marketable securities were classified as trading. Given the prolonged drop in security valuations over the last two years, and the adequate liquidity generated by the Telecom Italia Group operations, the Olivetti Group reclassified the portfolio of Telecom Italia to available for sale. The transfer was made at market value, resulting in a loss of €169 million as of December 31, 2002. For purposes of Italian GAAP, investments are carried at the lower of cost or market value, with any gains or losses reflected in the statement of operations. Securities are valued using their specific identification.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of all portfolios is determined by quoted market prices.

December 31, 2001	Amortized cost (euro millions)	Unrealized gains (euro millions)	Unrealized losses (euro millions)	Fair value (euro millions)
Trading securities	3,157	4	(238)	2,923
Available for sale	—	—	—	—

Total marketable securities	3,157	4	(238)	2,923

December 31, 2002	Amortized cost (euro millions)	Unrealized gains (euro millions)	Unrealized losses (euro millions)	Fair value (euro millions)
Trading securities	878	3	(1)	880
Available for sale	447	—	(168)	279

Total marketable securities	1,325	3	(169)	1,159

(g)    Securitization of accounts receivable

During 2001, the Olivetti Group began selling trade accounts receivable to a Special Purpose Entity (an “SPE”) Vehicle (the “Vehicle”) in a securitization transaction. In order to fund the purchase of the accounts receivable, the Vehicle issued Euro Medium Term Asset Backed Notes (the “Notes”) in the amount of €700 million which are secured by the accounts receivable acquired. The Vehicle has the ability to issue additional Notes up to an aggregate amount of €2 billion. Funds received from the collection of sold accounts receivable may be used to acquire additional accounts receivable from the Olivetti Group.

Under Italian GAAP, the determination of whether the transfer of accounts receivable represents a sale, the inclusion or exclusion of the SPE in the consolidated financial statements of the Olivetti Group and the determination of the amount of gain or loss on the sale is determined by the legal and contractual provisions of the agreement. For U.S. GAAP, the accounting for the transaction is primarily governed by SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Under the provisions of SFAS 140, the agreement must meet certain defined criteria to qualify as a sale of financial assets, the SPE must meet certain defined criteria to preclude consolidation, and the amount of gain or loss on the sale is determined based on the consideration received, the carrying value of the underlying financial components sold and the fair value of the financial components retained. Even though the underlying accounting principles differ, there was no material difference in the accounting treatment of this transaction between Italian and U.S. GAAP.

Under the terms of the agreement, the Vehicle charges the Olivetti Group an initial discount which varies based on the credit profile and other characteristics of each tranche of accounts receivable sold. Additionally, for the purposes of credit enhancement, the Vehicle withholds a portion of the purchase price as a deferred payment, representing the Olivetti Group’s retained interest in the sold receivables. The amount of deferred payment withheld is adjusted on a monthly basis based on an evaluation of actual collections, delinquencies and other factors. The Group retains the servicing responsibility related to the sold receivables and receives a servicing fee from the Vehicle which is estimated to approximate the fair value of providing such services.

During 2002 and 2001, the following cash flows were received from and paid to the Vehicle:

	December 31,
	2001	2002
	millions of euro
Gross trade receivables sold to the Vehicle	5,907	9,003
Collections remitted to the Vehicle	(5,030)	(8,155)
Discount	(44)	(65)
Remaining retained interest	(337)	(394)

Net cash received in advance from the Vehicle	496	389

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts recorded in the balance sheets and statements of operations for 2002 and 2001 are as follows:

	December 31,
	2001	2002
	millions of euro
Receivables to be collected still held by the Vehicle	877	849
Retained interest	337	394
Allowance for bad debts	29	24
Loss recognized in the statement of operations	73	89

The losses on the sales of receivables to the Vehicle are due to the discount charged by the Vehicle and the bad debt provisions to adjust the retained risks to fair value. The retained interests represent the deferred purchase price that has yet to be received from the Vehicle and are included under other current assets.

(h)    Securitization of satellite investments

In 2001 Telecom Italia formed a wholly-owned subsidiary domiciled in Luxembourg, Mirror, to which it transferred certain investments in entities in the satellite communications sector at their fair market values of €550 million. Mirror subsequently obtained a non-recourse loan of €217 million from a merchant bank, which was subsequently disbursed to Telecom Italia, leaving Telecom Italia with net equity of €333 million in Mirror under Italian GAAP. Subsequent to the loan, 70% of the equity in Mirror was sold to the same merchant bank for a total of €233 million, providing Telecom Italia a total of €450 million in cash from the partial disposal of the satellite shareholdings. In the consolidated Italian GAAP financial statements the transaction has been accounted for as a sale, with a gain of €170 million being recognized on the sale of 70% of the assets and the remaining 30% interest in Mirror being recorded as an equity investment. For Italian GAAP purposes the remaining equity investment was considered impaired for €40 million at December 31, 2001.

Under U.S. GAAP the structuring of the transaction was considered a securitization, with Mirror being deemed a non-qualifying special purpose entity, therefore the requirements for sales recognition accounting were not met. Consequently, U.S. GAAP requires that (i) the equity securities transferred to Mirror should continue to be reflected in the consolidated financial statements of Telecom Italia at historical cost, (ii) the gain of €170 million and the valuation allowance of €40 million recognized for Italian GAAP purposes should not be recognized and (iii) the accounting for the €450 million of cash received by Telecom Italia be reflected in the consolidated balance sheet as additional bank debt of €217 million and minority interest of €233 million, representing the debt of Mirror and the cash received from Lehman Brothers Merchant Bank for its purchase of 70% of Mirror from Telecom Italia, respectively.

(i)    Sale of real estate properties

In late 2000, the Olivetti Group transferred a going concern including a portion of their real estate portfolio to a wholly-owned subsidiary, IM.SER, at the fair market value of €2,900 million. The assets’ net book value on the date of transfer was €2,392 million. Subsequently, the Olivetti Group sold 60% of their interest in IM.SER to third parties for cash in the amount of €1,740 million. Telecom Italia subsequently leased back 90% of the buildings contributed to IM.SER on long-term contracts. In total Telecom Italia received cash in the amount of €2,700 million, which came from both the sale of the investment and a cash dividend distribution from IM.SER, with the distribution of funds being provided by IM.SER’s borrowing from a consortium of banks. Under Italian GAAP, a pre-tax gain for the amount of €312 million was recorded in the consolidated financial statements. Under U.S. GAAP, the transfer of the assets to the wholly-owned subsidiary, the subsequent lease agreement, the receipt of cash by the Olivetti Group from the partial sale and the special dividend are considered to be secured borrowings. This type of accounting treatment requires that the real estate continue to be reflected in the consolidated financial statements and depreciated based on its historical net book value. Additionally, the gain recognized under Italian GAAP on the partial sale of the subsidiary is reversed for U.S. GAAP purposes. The balance sheet of the Olivetti Group at December 31, 2002 under U.S. GAAP reflects an increase in long-term debt of €2,366 million, an increase in real estate of €1,907 million (net of the depreciation from the date of transfer) and a reduction in investments for €271 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2002, the Olivetti Group entered into additional arrangements in relation to its real estate assets. Through a series of assets contributions, transfers and partial sales, the Olivetti Group re-packaged selected real estate assets with investors, recognizing a net impact of approximately €150 million on the consolidated statement of operations under Italian GAAP. For purposes of U.S. GAAP, significant portions of these transactions were considered to be either “failed-sale leasebacks” or “failed sales”. These transactions, including those related to Tiglio I and IM.SER, did not meet the accounting requirements for sale under either SFAS 98 “Accounting for Leases or FAS 66 Accounting for Sales of Real Estate”, requiring that assets continue to be accounted for on the balance sheet. The transactions under Tiglio II are newly contributed assets and were also considered “failed sales” requiring similar accounting to the aforementioned IM.SER transaction in 2000. The result in 2002 was such that a significant portion of the gains recognized under Italian GAAP were reversed for U.S. GAAP and the additional assets and liabilities consolidated.

(j)    Impairment of long-lived assets

As discussed in Note 28 (b), the Olivetti Group changed its method of accounting for long-lived assets, including goodwill, in 2002. Prior to 2002, the Olivetti Group applied SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, to all long-lived assets, including goodwill.

Under both SFAS 121 and 144, the Olivetti Group assesses potential impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or if the price of the asset has had considerable market depreciation. The recoverability of an asset’s carrying value is initially determined by comparing the undiscounted cash flows of the asset to its carrying value. If, after the initial assessment, impairment is deemed to exist, then the Olivetti Group estimates the fair value of the asset based on discounted cash flows, independent appraisals or quoted market prices, if available. Any excess of carrying value over estimated fair value is written off and recorded as an expense in current period earnings. No impairment charges were taken under SFAS 144 in 2002.

As described in footnote 28 (d), in 2000 the Olivetti Group acquired SEAT, a company operating in the Internet and publishing sectors. In 2000 under SFAS 121, the Olivetti Group took a charge of approximately €7,966 million in the initial year of the acquisition due to the decrease in asset prices for that sector. In 2001, Telecom Italia took additional impairment charges for goodwill under SFAS 121of €5,022 million, €2,496 million of which was again related to SEAT.

Under Italian GAAP an impairment charge was recognized by I-jet, a subsidiary of Olivetti Tecnost. in the statement of operations of the years 2001 and 2002 for €32 million and €18 million, respectively, to write-down the assets .

Under U.S. GAAP these impairments were recognized under SFAS 121 in 2000 for €37 million and in 2001 for €17 million.

Upon the adoption of SFAS 142, as of January 1, 2002, no impairments of goodwill were recorded using SFAS 142, and no impairments for other long-lived assets were recorded in 2002 under SFAS 144. See (k) for further discussion of impairments in 2002.

(k)    Goodwill and other intangible assets

As a technology, media and information company, the Olivetti Group creates, distributes and manages information with inherent value. The Group does not recognize the fair value of internally generated intangible assets.However, intangible assets acquired in business combination accounted for under the purchase method of accounting are recorded at fair value in the consolidated balance sheet. As discussed previously, SFAS 142 was adopted by the Olivetti Group as of January 1, 2002, and required that goodwill and certain other intangible assets deemed to have an indefinite life cease being amortized.

The Group annually reviews the carrying value of acquired indefite-lived intangible assets, including goodwill, to determine if impairment may exist. An interim assessment of goodwill may be necessary if an impairment indicator exists that indicates that the fair value of a reporting unit may have decreased. The

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requirements of SFAS 142 include that indefinite-lived intangible assets be assessed for impairment using fair value measurement techniques, and, specifically, a two-step process must be utilized. The first step is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second part of the test is not considered necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part of the goodwill impairment test compares the implied value of the operating unit’s goodwill with the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the asset and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized equal to that excess.

In accordance with the requirements of SFAS 142, the annual impairment test of goodwill was conducted as of December 31, 2002. As part of that assessment, it was determined that certain reporting units within the Internet & Media reporting segment contained goodwill that was potentially impaired. The 2002 review incorporated into the analysis all of the known facts and management strategies at the time, including the possibility that the assessment that the ownership levels of certain businesses may change in the future. In particular, management had been assessing the structure and benefits of having the Internet & Media segment constituted as a single business. Although management had not committed to a plan regarding the disposal of certain reporting units of SEAT until after December 31, 2002, and therefore the requirements to meet discontinued operations or assets held for sale accounting criteria were not met at that time, the probability that a realignment of the business would take place, including the possible disposal valuations of those businesses, were considered. The 2001 valuation approach was based on a discounted cash flow model, using the best estimates of management at that time, including the intention to keep SEAT together as an integrated asset for the foreseeable future. In 2002 the fair value of the affected reporting units, in particular the Directories, Directory Assistance and Business Information, were derived based on an assessment of recent trading multiples for other similar assets. This approach was used as, given the increasing likelihood that Telecom Italia would sell these assets, the use of multiples for recent transactions for similar assets was considered more indicative of fair value than a discounted cash flow analysis. The remaining businesses of the Internet & Media segment that are not being sold were valued based on a combination of both multiples and the discounted cash flow method, with impairments identified recorded at the SEAT level and included as part of the Olivetti Group’s reconciliation to U.S. GAAP. Using the comparables approach to the valuation, Telecom Italia identified that the fair value of the reporting units’ implied goodwill, after performing a hypothetical purchase price allocation, including intangibles, was €3,352 million less than these assets carrying value, of which €96 million related to businesses that are expected to remain as part of the Olivetti Group. This charge was taken as of December 31, 2002.

(l)    Exchangeable Opera Notes

In March 2001 the Olivetti Group issued, through its 100% owned finance subsidiary Sogerim (now TI Finance), Senior Unsecured Guaranteed Exchangeable Out Performance Equity, Redeemable in Any-Asset (“OPERA”) Notes, which bear interest at 1% per year, mature in 2006 and are fully and irrevocably guaranteed by Telecom Italia S.p.A. The Opera Notes are exchangeable for ordinary shares in Telecom Italia’s controlled subsidiaries TIM or SEAT. During the exchange period ending 10 business days before March 15, 2006, the holders of the Opera Notes have the right to exchange such notes for either SEAT or TIM shares, with the initial exchange ratios being €1,000 nominal amount of Opera Notes for 232.5581 SEAT ordinary shares (giving the SEAT shares an exchange ratio value of €4.30 per share) or 90.9091 TIM ordinary shares (giving TIM share an exchange ratio value of €11.00 per share). On March 15, 2004, the holders of Opera Notes have an option to cause any remaining Opera Notes then outstanding to be redeemed, at the Accreted Principal amount, plus accrued interest. At maturity any remaining outstanding Opera Notes will be redeemed at 117.69% of their original principal amount, representing a yield to maturity of 4.25% for unredeemed notes.

TI Finance has the option of honoring the exchange request in shares made by the holders of the Opera Notes, or giving in exchange the cash value of the shares calculated at 95% of the simple arithmetic average of the quoted market price of the shares, or settle the exchange in any combination thereof.

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TI Finance has the option to call the Opera Notes in whole, but not in part, after March 15, 2004 at the accreted principal amount plus accrued interest up to, but excluding the date of the redemption, if the cash value of either the TIM exchange property or the SEAT exchange property is equal to or greater than 120% of the aggregate accreted principal amount of the Opera Notes for at least 20 dealing days during any 30 consecutive dealing days.

The notes contain certain restrictive covenants including, but not limited to, restrictions related to the Company’s ability to incur debt senior to the Opera Notes. The covenants do not restrict dividends or loans to the Company.

At December 31, 2002 no holders of the Opera Notes has requested exchange of the Notes for either the shares of SEAT or TIM. The quoted market prices of SEAT and TIM at December 31, 2002 were €0.64 and €4.33, respectively. For the year ended December 31, 2002, TI Finance accrued interest on the nominal amount of the Opera Notes outstanding at the rate of 4.25%, the stipulated yield rate assuming the Opera Notes will be held to maturity in 2006.

(m)    Derivative financial instruments

The Group derivative financial instruments at December 31, 2002 consist of interest rate swap and collar agreements, cross currency and interest rate swaps, foreign currency options and forward contracts and equity securities options. Under SFAS 133, effective January 1, 2001, all such derivatives have been recognized on the balance sheet at fair value. Under the transition provisions of SFAS 133, the initial recognition of the fair value of derivative instruments was treated as a cumulative effect of a change in accounting principle in either current period earnings or as other comprehensive income depending on the previous nature and hedge designation of the derivative. As the Olivetti Group did not formally designate its derivative instruments as hedges upon the adoption of SFAS No. 133, subsequent changes in the fair value of the derivative instruments have been recognized as a component of current period earnings according to the requirements of SFAS 133 described above.

The Group recognized pre-tax gains in current period earnings related to changes in the fair value of its derivative financial instruments of €326 million in 2002 and losses of €155 million 2001, and pre-tax gains in current period earnings of €3 million for the amortization of the cumulative effect of adoption recorded in accumulated comprehensive income. The net gain of €329 million and the net loss of €151 million is included in the accompanying 2002 and 2001 U.S. GAAP basis statement of operations. For U.S. GAAP purposes, as of December 31, 2002 and 2001, the Company has recorded net derivative assets of €216 million in 2002 and net derivative liabilities of €88 million in 2001, additional long-term debt of €2 million and €30 million in 2002 and 2001, respectively, and pre-tax accumulated comprehensive income of €2 million and €3 million in 2002 and 2001, respectively, under the requirements of SFAS 133. All of the €2 million in accumulated other comprehensive income will be amortized to current period earnings in 2003.

(n)    Fair value of financial instruments

As required by SFAS 107, “Disclosures about Fair Value of Financial Instruments”, the Olivetti Group has estimated, where possible, the fair values of the most significant financial instruments held. The Group has not estimated the value of certain unlisted long-term investments, primarily relating to investments in affiliated companies. The fair value for marketable securities and long-term investments are based on quoted market prices for those instruments or discounted cash flow analysis.

For cash and cash equivalents, financial receivables from banks and short-term debt, the amounts reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the investments and the expected realization.

For long-term debt, the fair value was determined by discounting contractual future cash flows using the Olivetti Group’s incremental borrowing rates for similar types of borrowing arrangements. The Group has certain investments for which it is not practicable to estimate fair value due to the lack of quoted market prices and the inability to estimate fair value without excessive costs.

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The fair values and carrying amounts of financial instruments are as follows:

	As of December 31,
	2001		2002
	Carrying amount	Estimated Fair value	Carrying amount	Estimated fair value
	(millions of euro)
Cash & cash equivalents	3,690	3,690	4,426	4,426

Marketable securities	2,923	2,923	1,159	1,159

Long— term investments:
Affiliates:
Practicable to determine	5,100	5,348	222	236

Not practicable	1,483	—	2,283	—

Other:
Practicable to determine	247	247	126	126

Short term debt (excluding current portion of long-term debt)	7,564	7,564	3,377	3,377

Long-term debt (current portion included):
Floating rates	13,064	13,162	8,096	8,088
Fixed rates	31,800	31,973	33,729	34,352

	44,864	45,135	41,825	42,440

(o)    Stock-Based Compensation

The Group accounts for employee stock-based compensation issued under the provisions and related interpretations of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Stock-based compensation expense of €15 million and €4 million was recognized in 2001 and 2002, respectively. The stock compensation plans of Olivetti are described below:

Plan I: On June 9, 1999, the 1999 stock option plan was authorized by the board of directors and 30,000,000 options were granted under this plan. On November 29, 1999, 12,000,000 additional options were granted. All options were granted at an exercise price of €1.198 which is equivalent to the average price of the stock over the 30 days preceding the authorization of the plan. Exercise of the options is contingent upon stock price performance. Option prices were adjusted downward in accordance with plan terms on February 19 and November 5, 2001 as a result of equity restructurings. One-third of the options fully vest after 8, 20, and 32 months provided the Olivetti stock price increases 10% over the prior year. The contractual and expected lives of the options is 32 months. At the date of grant, the market price exceeded the exercise price and compensation expense was adjusted at the balance sheet dates accordingly since it was considered probable that the stock price targets would be reached. On November 29, 1999, vesting of 6,000,000 options were accelerated. However, the Company was unable to estimate the number of options that employees would have forfeited absent the modification. The plan was accounted for as a variable plan from the date of authorization due to its performance based features.

Plan II: On February 24, 2000, 29,500,000 options were awarded to employees by authorization of the board of directors at an exercise price of €3.705 which represented the average stock price over the 30 days preceding the authorization of the plan. Option prices were adjusted downward in accordance with plan terms on February 19 and November 5, 2001 as a result of equity restructurings. One-third of the options fully vest after 34, 46, and 58 months. The contractual and expected lives of the options is 58 months. At the date of grant, the market price exceeded the exercise price and compensation expense was recorded at the balance sheet dates accordingly. On February 9, 2001, 28,170,000 of these options were cancelled and replaced with options in Plan III. The remaining 1,033,000 options remained outstanding, due to managers who had left Olivetti during the period, and from this date forward the new plan and remaining outstanding options were accounted for as variable plans.

Plan III: On February 9, 2001, the board of directors authorized the issuance of 29,000,000 options at an exercise price of €2.81 in replacement of options awarded under Plan II as noted above which were cancelled at

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that date. The exercise price represented the average stock price over the 30 days preceding the authorization of the plan. Option prices were adjusted downward in accordance with plan terms on February 19 and November 5, 2001 as a result of equity restructurings. One-third of the options fully vest after 23, 35, and 47 months. The contractual and expected lives of the options is 58 months. At the date of grant, the market price exceeded the exercise price and compensation expense has been recorded at the balance sheet dates accordingly. Due to the fact that Plan III replaced and cancelled Plan II, the plan is accounted for as a variable plan in accordance with APB 25.

The status of the stock options granted under all stock option plans is as follows:

	Number of options	Weighted Average price per option
	(Euro)
Balance at January 1, 2001	55,755,000	2.52
Granted	29,000,000	2.81
Exercised	(18,216,685)	1.15
Forfeited	—	—
Cancelled	(28,170,000)	3.71

Outstanding at December 31, 2001	38,368,315	2.23
Granted	—
Exercised	(5,654,982)	1.00
Forfeited	—
Cancelled	(2,383,333)	1.00

Outstanding at December 31, 2002	30,330,000	2.55

The following table summarizes certain information for the stock options granted under the stock option plans, which are outstanding at December 31, 2002:

Range of Grant Prices	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Life	Weighted Average Grant Price	Shares	Weighted Average Grant Price

(euro)			(euro)		(euro)
2.515	29,000,000	0.92	2.515	9,666,667	2.515
3.308	1,330,000	0.92	3.308	1,330,000	3.308

	30,330,000			10,996,667

SFAS No. 123, “Accounting for Stock-Based Compensation” requires the disclosure of pro forma net income (loss) per share as if the Olivetti Group had adopted fair-value accounting for stock-based awards.

	2001	2002
Expected life (years)	1.72	0.92
Expected volatility	56.2%	56.2%
Risk free interest rate	4.91%	5.00%
Expected dividend yield	—	—

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The Group’s pro forma earnings (loss) per share, had compensation costs been recorded in accordance with SFAS No. 123, are presented below, for all plans:

	2001	2002
	(millions of euro, except per share amounts)
Net income (loss), as reported	(4,006)	1,956
Add: Stock-based compensation expense recognized under intrinsic value method	15	4
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects.	(55)	(48)

Pro forma net income (loss) available to each class of shares	(4,046)	1,912

Earning (Loss) per share:
Basic EPS per Ordinary share — as reported	(0.47)	0.23
Basic EPS per Ordinary share — pro forma	(0.47)	0.22
Diluted EPS per Ordinary share — as reported	(0.47)	0.23
Diluted EPS per Ordinary share — pro forma	(0.47)	0.22

The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

Telecom Italia and its subsidiaries granted certain stock option plans to their employees, in addition to the plans described above.

(p)    Capitalization of interest expense

The Group capitalizes interest expense on both tangible and intangible assets under construction. The Group is currently capitalizing interest expense on acquired UMTS licenses, which under U.S. GAAP are considered as construction in progress. Amortization of the assets, including the capitalized interest costs, will begin when the assets are put in service. The Group incurred interest expense of €1,670 million and €1,870 million in 2002 and 2001, respectively, of which €235 million and €236 million was capitalized in 2002 and 2001, respectively.

(q)    Accounting for income taxes

For U.S. GAAP reporting purposes, Olivetti follows the provisions of SFAS 109, “Accounting for Income Taxes”. In accordance with SFAS 109, Olivetti has recognized deferred tax assets and liabilities to reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. Where it is more likely than not that all or a portion of a deferred tax asset will not be utilized, a valuation allowance has been recorded against it.

The provision (benefit) for income taxes consisted of the following in the years ended December 31, 2001, and 2002:

	2001	2002
	(millions of euro)
Current	1,319	916
Deferred	(1,079)	(4,092)

Total provision/(benefit) for income taxes	240	(3,176)

In 2002, the Olivetti Group recognized a total tax benefit of €4,092 million which include €2,400 million deriving from the write-down, for tax purposes only, of the investment in Telecom Italia for €8,051 million and certain other tax benefit deriving from the acquisition of Blu and related to deferred tax assets pertaining to existing tax loss carryforwards that could be recognized due to the Olivetti Group implementing certain tax planning strategies.

The actual provision for income taxes is different from income taxes computed by applying the Italian statutory tax rate (40.25% in 2001 and 2002) for a number of reasons in addition to the matters reported in the preceding paragraph for the year 2002. The Group in 2002 also has recognized certain gains in lower foreign tax jurisdictions, thereby lowering the overall effective tax rate.

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The components of the net deferred tax assets (liabilities) as of December 31, 2001 and 2002 are as follows:

	2001	2002
	(millions of euro)
Deferred tax assets:
Intercompany profits	298	69
Accrued pension obligation	288	211
Revaluation of fixed assets	246	223
Provisions	713	2,073
Net operating losses	2,236	1,432
Write-down of investment for tax purposes	—	1,931
Other	367	1,417

Subtotal	4,148	7,356
Less— valuation allowance	(2,145)	(1,390)

	2,003	5,966

Deferred tax liabilities:
Capitalization of interest on assets	(195)	(175)
Intangible assets	(2,012)	(1,585)
Tax suspended reserves in equity	(264)	(253)
Other	(665)	(994)

Subtotal	(3,136)	(3,007)

Net deferred tax asset/(liability)	(1,133)	2,959

At December 31, 2002, the Company has net operating loss carryforwards of €3,686 million. Net operating losses in Italy expire within five years. The following outlines the scheduled expiration periods for the aforementioned net operating losses:

(millions of euro)
2003 …	17
2004	46
2005	108
2006	209
2007	96
After 2007	208
Without expiration	3,002

Total NOL’s	3,686

No provision has been made for Italian taxes, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, because it is expected that all such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings due to the complexities associated with its hypothetical calculation.

(r)    Transactions with subsidiary and equity investee stock

Occasionally Olivetti and Telecom Italia will sell shares in its controlled subsidiaries or equity investees in the public market or through private placements. Gains and losses recognized on these transactions are recognized as non-operating in the statement of operations. No such transactions occurred in 2002.

(s)    Earnings per Share

In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding. The computation of diluted earnings per share is increased to include any potential ordinary shares. Potential ordinary shares are those securities that, if converted into shares, would increase the total number of shares outstanding

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and reduce the earnings attributable to each share. The effects of any potential ordinary shares are omitted when the effects of including them is anti-dilutive. Potential ordinary shares include options, warrants and convertible securities. In 2001 and 2002, no potential ordinary shares were considered dilutive, therefore basic and diluted shares were the same.

The computations of basic and diluted earnings per share for the years ended December 31, 2001 and 2002, prepared in accordance with U.S. GAAP, are as follows:

	2001	2002
	(millions of euro, except per share amounts)
Basic EPS
Net Income/(loss)	(4,066)	1,956

Weighted average number of shares (millions)	8,570	8,631

Basic EPS – ordinary shares	(0.47)	0.23

Diluted EPS
Weighted average number of shares (millions)	8,570	8,631

Diluted weighted average number of shares (millions)	8,570	8,631

Diluted EPS — ordinary shares	(0.47)	0.23

(t)    Effects of Regulation

As discussed in Note 2, Telecom Italia is subject to the regulatory control of the NRA with additional oversight provided by numerous laws, decrees and codes. The regulatory framework is still evolving, taking into consideration EU requirements. It is anticipated that the final method will allow Telecom Italia to recover a certain level of costs (subject to price caps), but not necessarily its specific cost of providing service. Accordingly, U.S. GAAP, as described in SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”, which relates to an entity whose rates are regulated on an actual cost basis, is not currently applicable to these financial statements.

(u)    Segment information

Following Olimpia’s controlling acquisition in Olivetti, along with new management and Board of Directors taking control, the Olivetti Group implemented a further restructuring plan. This plan also included further divestitures of assets, particularly non-strategic international assets. As a result, during 2002 the Olivetti Group reorganized its business units as follows:

•	in early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group; beginning January 1, 2002, Saritel S.p.A. has been consolidated in the Information Technology Group Business Unit instead of the Domestic Wireline Business Unit. For purposes of a more meaningful comparison, the data relating to 2001 and 2000 has been restated;

•	in May 2002, the International Operations (IOP) was eliminated. While the companies involved maintained the same corporate control structure, the companies and business segments of Telecom Italia which formerly reported to the IOP have been transferred to selected Business Units, including Domestic Wireline (Intelcom San Marino and Golden Lines) and the Foreign Holdings Corporate Function (9Telecom Reseau group, BBNed group, Auna group, Telekom Austria group, Telekom Serbia, Etec S.A. and the residual segment of the ex IOP). All the companies based in Latin America are now coordinated by Latin America Operations (LAO).

At the end of 2002 the businesses of the Olivetti Group were organized on the basis of the following Business Units:

Domestic Wireline.    This business unit includes Telecom Italia Domestic Wireline (TIDW) which relates to the Italian domestic fixed line voice and data businesses; including, also, national businesses such as Atesia

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(call center, telemarketing and market researches) and Path.Net, responsible for the development and management of the single Public Administration Network (R.U.P.A.). Domestic Wireline Business Unit also includes the international activities relating to developing networks such as the European, Mediterranean and Latin American fiber optic rings. As a result of the 2002 reorganization Saritel has been moved to the Information Technology Group Business Unit and Intelcom San Marino S.p.A. has joined the Domestic Wireline Business Unit.

Mobile.    This business unit includes national and international mobile telecommunications businesses that are managed by TIM. Beginning in 2001 international mobile operations were consolidated with, and managed by TIM, through TIM International. International mobile operations are concentrated in the Mediterranean Basin and in Latin America.

South America.    In May 2002, following the elimination of the IOP, all the companies based in Latin America are now coordinated by Latin America Operations (LAO). The South America segment consists of Entel Chile, Entel Bolivia and Telecom Italia America Latina and the South America business operations of Telecom Italia. The Mobile operations of the Olivetti Group in South America are in the Mobile segment discussed above.

Internet and Media.    This business unit includes the SEAT group, which under Italian GAAP was consolidated with the Telecom Italia Group results of operations for the first time in 2001. This business segment is responsible for the whole chain of value in the media sector. Its operations run from directories to telephone publishing and television. The Business Unit is also the national leader in the marketing of products and services for the office. Seat Pagine Gialle promotes the development of all Internet services for residential customers and for small and medium-size companies; offering access, portals and web services.

Information Technology Market.    The Information Technology Market Business Unit (the Finsiel group) was created at the beginning of 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit according to the type of customer. This Business Unit is predominantly composed of the Finsiel Group. The Business Unit is responsible for organizing the information technology activities of the Olivetti Group, that are marketed to third parties, in particular, central and local governmental administrations moving towards decentralization and e-government, as well as banks and businesses. Its product range covers the whole chain of value of information services. The IT Market Business Unit creates solutions and services around platforms and products of the main market vendors. Customers’ problems are solved in one of three possible ways: by acquiring existing solutions on the market, developing special solutions, or by integrating components offered by Finsiel with typical market platforms (e.g.; Microsoft, SAP and Oracle).

Information Technology Group.    The Information Technology Group was created at the beginning of 2002 as a result of the rationalization of activities previously carried out in the Information Technology Services Business Unit. The unit also incorporates the operations of the TILab group, which focuses on research and development. The Information Technology Group is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

Olivetti Tecnost Group.    The Olivetti Tecnost Group is active in office products and solutions and specialized applications for banking retail and gaming automation. The Olivetti Tecnost Group has its primary focus in Europe, Latin America and Asia and it is also active in the consumer business in North America. The Olivetti Tecnost Group is implementing an industrial plan which aims to return to profitability through a series of business-specific measures.

The accounting policies of the segments are the same as those described in the significant accounting policies (Note 3). Information about the Olivetti Group’s segments for the years ended December 31, 2001 and 2002 is as follows (in millions of euro). All amounts have been reclassified for a consistent presentation:

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	Domestic Wireline (1)(3)	Mobile	South America (1)(2)	Internet and Media	IT Market (3)	IT Group (3)	Olivetti Tecnost Group (4)	Other Activities (5)	Elimination and consolidation adjustments	Consolidated
2001
Operating revenues
-Third parties	15,220	9,963	1,531	1,880	1,135	156	1,076	1,055	0	32,016
-Intersegment (5)	1,948	287	3	77	63	1,042	21	1,143	(4,584)	0

	17,168	10,250	1,534	1,957	1,198	1,198	1,097	2,198	(4,584)	32,016
Gross operating profit (6)	7,750	4,760	527	444	166	188	82	(153)	(58)	13,706
Operating income	4,361	3,136	187	31	123	22	(16)	(2,381)	(371)	5,092
Depreciation and amortization	3,196	1,469	253	320	32	157	45	568	1,605	7,645
Investments in fixed assets	1,949	1,547	351	82	19	111	42	236	(20)	4,317
Identifiable assets	20,230	17,018	3,242	4,072	1,418	1,422	990	90,285	(44,450)	94,227

2002
Operating revenues
-Third parties	15,091	10,595	1,369	1,900	876	111	906	560	0	31,408
-Intersegment (5)	1,931	272	40	91	36	1,104	8	913	(4,395)	0

	17,022	10,867	1,409	1,991	912	1,215	914	1,473	(4,395)	31,408
Gross operating profit (6)	7,965	5,039	450	593	104	140	65	(304)	(19)	14,033
Operating income	4,700	3,358	146	232	61	(21)	14	(2,102)	(372)	6,016
Depreciation and amortization	2,931	1,511	252	280	32	154	34	412	1,663	7,269
Investments in fixed assets	1,828	1,075	201	28	12	85	26	137	(101)	3,291
Identifiable assets	19,386	14,203	2,571	3,852	1,221	1,704	772	84,591	(44,916)	83,384

(1)	The data relating to 2001 have been reclassified and presented consistent with the 2002 presentation.
(2)	The data refer to Entel Chile Group, Entel Bolivia Group, the company Telecom Italia America Latina and the business of Telecom Italia South America.
(3)	In early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group. Beginning January 1, 2002, Saritel S.p.A. has been consolidated in the Information Technology Group Business Unit instead of the Domestic Wireline Business Unit.
(4)	The data presented also include the operations of the Foreign Holdings Corporate Function and the former Business Unit Satellite Services (the Telespazio Group) which was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002.
(5)	Intersegment sales consist of sales made between consolidated subsidiaries of the Olivetti Group belonging to different segment. Such sales between segment are accounted for at selling prices which generally approximate prices to unaffiliated customers.
(6)	Gross operating profit represents operating income plus non-cash charges related to depreciation and amortization expense, provisions for bad debts, write-downs of fixed and intangible assets and accruals for risk and other provisions, reduced by other income except for operating grants, reimbursements for personnel costs and the costs of external services rendered.

Information about the Olivetti Group’s segments by geographic area for the year ended December 31, 2001 and 2002 is as follows (in millions of euro):

	Italy	Rest of Europe	Central and South America	Australia, Africa and Asia	Consolidated
2001
Operating revenues	24,902	2,490	2,877	1,747	32,016
Identifiable assets	68,590	17,453	8,061	123	94,227
Investments in fixed assets	2,935	415	966	1	4,317

2002
Operating revenues	25,046	2,449	2,875	1,038	31,408
Identifiable assets	66,615	11,058	5,506	205	83,384
Investments in fixed assets	2,432	206	631	22	3,291

F-78

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(v)    Lease commitments

The following is a summary of all future minimum lease payments as of December 31, 2002 (in millions of euro):

	Finance Leases	Operating Leases
2003	391	29
2004	32	14
2005	19	8
2006	16	7
2007	16	6
Thereafter	66	5

Total	540	69
Less current portion	391	29

Long-term portion	149	40

F-79

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(w)    Related party transactions

The Olivetti Group enters into transactions with affiliates, and various related parties. The following related party transactions relate to transactions between Olivetti and its subsidiaries and the Olivetti Group’s unconsolidated subsidiaries and affiliated companies as well as the members of the Board of Directors and the companies in which they hold corporate office or significant responsibility. Transactions between members of the Olivetti Group are excluded as they are eliminated on consolidation.

The following related party transactions are reflected in the statement of operations for the years ended December 31, 2001 and 2002:

Items	Related party transactions in the year ended December 31,
	2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Operating revenues	€954 million	■ Astrolink (€296 million) ■ Brasil Telecom (€120 million) ■ Nortel Inversora group (€119 million) ■ Teleleasing (€82 million) ■ Auna group (€63 million) ■ Stream (€55 million) ■ Lottomatica (€123 million)	€306 million	■ Teleleasing (€105 million) ■ Brasil Telecom (€48 million) ■ Stream (€42 million) ■ Auna group (€18 million) ■ Telecom Argentina (€18 million) ■ Telekom Srbija (€17 million)

Cost of materials and other external charges	€596 million	■ Refers mainly to rent payable to IM.SER (€199 million) and Telemaco Immobiliare (€77 million) ■ TLC service costs from Etec S.A. Cuba (€79 million)	€475 million

■  Refers mainly to
rent payable to
IM.SER (€153
million) and
Telemaco
Immobiliare (€37
million)

■  TLC service costs
from Etec S.A.
Cuba (€77
million)

■  Maintenance and
assistance
contracts from
Italtel (€40
million) and
Siemens
Informatica (€24
million)

F-80

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items	Related party transactions in the year ended December 31,
	2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Other income, net	€25 million	■ Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies	€9 million	■ Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies

Financial income and expense, net	Expense for €8 million

■  Refers to accrued
interest income on
loans made to
certain foreign
unconsolidated
subsidiaries and
affiliated
companies (€22
million)

■  Interest expense
payable to
Teleleasing (€30
million) for
financial leasing
transactions

			Expense for €9 million	■ Includes accrued interest income on loans made to certain subsidiaries and affiliates (€14 million) ■ Interest expense payable to Teleleasing for financial leasing transactions (€23 million)

F-81

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following related party transactions are reflected on the balance sheets as of December 31, 2002 and 2001:

Items	Related party transactions in the year ended December 31,
	2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Loans in long-term investments	€119 million	Refers mainly to loans granted to Bouygues Décaux Télécom (BDT) (€108 million) and other foreign unconsolidated subsidiaries and affiliated companies	€456 million	Refers mainly to medium/long term loans made to Is TIM (€313 million), Tiglio I (€70 million), Telegono (€34 million) and Tiglio II (€30 million)

Trade accounts receivables and other current assets	€476 million	Comprises mainly
receivables from
Auna group (€90
million), Stream
(€82 million),
Telekom Srbija (€56
million net of
provision), Nortel
Inversora group (€21
million net of
provision) and
Teleleasing (€18
million) and
Lottomatica (€42
		million)	€222 million	Comprises mainly receivables from Stream (€71 million), Telekom Srbija (€21 million net of provision), Teleleasing (€38 million) and Consorzio Telcal (€14 million)

Trade accounts payable and other current liabilities	€490 million	Pertains mainly to
supplier
relationships
connected with
investments and
transactions. In
particular, they
comprise trade
accounts payable to
Italtel group (€173
million), Siemens
Informatica (€51
million), Teleleasing
(€42 million) and
advances from
Consorzio Telcal
(€85 million)	€405 million	They refer to
payables for supply
contracts connected
with operating and
investment
activities. They
include: payables to
the Italtel Group
(€150 million),
Siemens Informatica
(€40 million),
Teleleasing (€17
million) and
advances from
Consorzio Telcal
(€103 million)

F-82

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items	Related party transactions in the year ended December 31,
	2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Long-term and short- term debt	€560 million	They refer mainly to payables for finance leases to Teleleasing (€522 million)	€406 million	They refer mainly to payables for finance leases to Teleleasing (€393 million)

Short-term financial receivables	€213 million	They refer mainly to short-term loans receivable from Stream (€122 million), Is TIM (€29 million), Telekom Srbija (€23 million)	€35 million	They comprise short-term loans made to TMI group companies (€14 million) and Golden Lines (€10 million net of provisions)

Long-term and short- term contracts	€116 million	They refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan (€110 million)	€110 million	They refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan

Guarantees and collateral	€1,261 million	They include sureties given on behalf of the Auna group (€510 million), Is TIM (€228 million), Stream (€86 million), as well as collateral given on behalf of Is TIM (€147 million)	€935 million	They comprise sureties provided on behalf of Is TIM (€537 million), Consorzio Csia (€85 million) and Stream (€72 million) as well as collateral on behalf of Is TIM (€110 million)

Capital expenditures	€665 million	They mainly consist of acquisitions telephone exchanges from the Italtel group (€567 million) and information and computer projects from Siemens Informatica (€31 million)	€441 million	They mainly consist of acquisitions of telephone exchanges from the Italtel group (€406 million) and computer projects and Siemens Informatica (€19 million)

F-83

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Moreover, related party transactions as of December 31, 2002 include:

Items	In the aggregate	Nature of the transaction
Purchases and sales commitments	€17 million	They refer to commitments with Teleleasing under operating leases.
Acquisition of investments	€58 million	They refer to the acquisition of the 50% of Webegg from Olivetti.
Disposal of investments	€690 million	They refer to the disposal of the 25% of Mobilkom Austria, through the disposal of the Autel holding to Telekom Austria.
Contribution and sale of business segments	€245 million	They refer to gains realized on the concentration of real estate assets in Tiglio I (€185 million) and the contribution of the “asset management” business segment to Tiglio II (€60 million).

Pirelli group and Edizione Holding group

Related party transactions, excluding transactions among group companies, also comprise those between the Olivetti Group with the Pirelli group and the Edizione Holding group in 2002 as follows.

The following related party transactions are reflected in the statement of operations for the year ended December 31, 2002:

Items	In the aggregate	Nature of the transaction
Operating revenues	€26 million	These mainly refer to telephone services to Pirelli group (€8 million) and to Edizione Holding (€16 million) and to information services to Pirelli group (€2 million).
Cost of materials and other external charges	€23 million	These essentially refer to R & D expenditures and the supply of services in the IPR field to Pirelli group (€21 million) and to Edizione Holding group (€2 million).

The following related party transactions are reflected on the balance sheet as of December 31, 2002:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€3 million	These mainly refer to the above-mentioned telephone services to Pirelli group (€1.6 million) and to Edizione Holding group (€1.5 million).
Trade accounts payable and other current liabilities	€9 million	These mainly refer to the supply contracts connected with investment activities to Pirelli group (€8 million) and to Edizione Holding group (€1 million).
Capital expenditures	€32 million	These mainly refer to purchases of telecommunications cables from Pirelli group.
Acquisition of investments and purchases commitments	€21 million	Purchase of 25.3% stake in Epiclink by Telecom Italia S.p.A. from Pirelli S.p.A. (€18 million) and purchase commitment for the remaining 5% (€3 million).
	€35 million	Purchase by TIM of Blu S.p.A. shares, stake from Edizione Holding S.p.A. and Autostrade S.p.A
Acquisition of business segments	€3 million	Purchase of a business segment by Epiclink S.p.A. from Pirelli Informatica.
Disposal of business segments	€19 million	Gain on the sale of non-facility business segments to Pirelli Real Estate from the Telecom Italia Group and of Property and Project business from Olivetti Multiservices.

Moreover in 2002, €20 million of telephone cards, mostly for mobile phones, were sold to Autogrill S.p.A. (Edizione Holding group).

F-84

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related party transactions in 2001 also include those by Olivetti with the Pirelli group. In detail:

•	Operating revenues: mainly refers to telephone services (€6.9 million).

The following related party transactions are reflected on the balance sheet as of December 31, 2001:

•	Trade accounts receivables and others: mainly refers to the above-mentioned telephone services (€0.6 million).

•	Trade accounts payable and others: mainly pertain to the supply contracts connected with supplier relationships (€6.4 million).

•	Capital expenditures: mainly consist of purchases of telecommunications cables (€21.5 million).

(x)    Is TIM investment

During 2002, the Olivetti Group continued to make investments in Telekomunikasyon Hizmetleri A.S. (Is TIM), its start up mobile telecom equity investee in Turkey. At December 31,2002, the Olivetti Group owned 49% of the voting stock of Is TIM. Since being awarded its license in April 2000, measures which should have fostered effective and open competition and permitted a new entrant to compete against the incumbent operators (roaming arrangements in particular), have not occurred. The de-regulation of the Turkish market has not occurred for a variety of reasons, including apparent opposition to the necessary changes by the incumbent operators and the regulatory approach of the competent institutions. In order to effectively compete in this and other markets, it is essential that new entrants be allowed to have access to the existing incumbent operators networks, in this case that includes the ability to have effective roaming coverage over a vast terrain. Since its inception, Is TIM and its shareholders have made repeated and formal efforts to have this situation rectified but have been de facto prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender made for the license. As a result of the necessary conditions to open the mobile telecommunications market in Turkey to competition not having occurred, Is TIM has suffered significant losses and has been unable to effectively compete against the two much larger incumbent operators. Due to the considerable damages suffered by Is TIM, Is TIM filed a Request for Arbitration against the local telecommunications Authority, requesting a refund reflecting damages in the amount of U.S.$2.5 billion. In conjunction with the arbitration claim, TIM undertook full review of the Is TIM investment at year end December 31, 2002. That review included two appraisals, one from an independent major investment bank, to assess the fair value of the equity investee. The review encompassed all of the investments to date in Is TIM, including the original €1.7 billion in convertible loans and the €850 million relating to the Telecom Italia Group exposure with the same investee. Based on the fair value report of the investment bank and the independent analysis of the Olivetti Group, a charge of €2,341 million was taken. This charge together with the €171 million accrual for losses of Is TIM resulted in total charges related to the equity investee in 2002 of approximately €2.5 billion. As is customary for significant investors, the Olivetti Group attempted to obtain the audited financial statements of Is TIM as of December 31, 2002. Due to an impasse at the Board of Directors level relating to valuation of the assets of Is TIM, TIM was not able to obtain these financial statements. Set forth below are a list of some of the pertinent facts related to the structure of the joint venture arrangements between TIM and IS Bank Group which sets out certain of the reasons why TIM has been unable to resolve the impasse and obtain audited financial statements:

(i)	under the telecom sector rules of Turkey, TIM is not allowed to control more than 49% of Is TIM as at least 51% must be owned by a Turkish company;

(ii)	Board of Directors: 4 IS Bank, 3 from TIM;

(iii)	based on the shareholders agreement, all resolutions of the Board of Directors require the affirmative vote of the majority of the total Directors present at the meeting but the affirmative vote of at least two Directors designated by TIM and two Directors designated by IS Bank is required to adopt a resolution approving the balance sheet and the statement of operations of the company.

F-85

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent events —Unaudited

Partial sale of Stream stake

On April 30, 2003, following the approval by the competent authorities, the agreement with News Corporation announced in October 2002 was concluded. The new company arising from the integration between Stream and Tele+ has been named SKY ITALIA and Telecom Italia paid approximately €30 million for the transaction. The company is held by Telecom Italia (19.9%) and News Corporation (80.1%).

Telecom Italia share buyback

Under the buyback plan authorized by the Ordinary Telecom Italia Shareholders’ Meeting of November 7, 2001, Telecom Italia in March 2002 began to buy-back treasury shares on the market according to the terms and in the manner established by existing laws and the above shareholders’ resolution. During the period between January 1 and May 7, 2003, 8,662,500 savings shares were acquired at an average price of €4.73 per share, corresponding to an investment of €41 million, plus 915,000 ordinary shares at an average price of €6.83 per share, corresponding to a €6 million investment. The above authorization expired on May 7, 2003 and at such date, 54,309,500 savings shares had been acquired at an average price of €5.24 per share, corresponding to an investment of €285 million, plus 6,195,500 ordinary shares at an average price of €8.00 per share, corresponding to a €50 million investment. As a result of the merger between TI and Olivetti, the ordinary and savings shares treasury stock will be cancelled.

Turkey

On May 13, 2003, TIM International signed a Term Sheet with Turk Telekom (the fixed line operator) for the definition of the guidelines for the integration between Is TIM and Aycell (the 4th Turkish mobile operator wholly owned by Turk Telekom). The agreement aims at obtaining significant operating and financial synergies through the combination of the two companies. Both the two telecoms operators, TIM and Turk Telekom will hold 40% of the shares of the new entity respectively; the remaining 20% will be held by Is Bank. The closing of the operation is expected by the end of June 2003.

Spin-off and sale of Seat Pagine Gialle

The Olivetti Group also decided to dispose of certain businesses of SEAT, in particular the Directories, Directory Assistance and Business Information components. On June 10, 2003 Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT (which includes the shares resulting from the JPMorgan Chase put option) held by the Telecom Italia Group, the new company to be composed of the aforementioned reporting units. The parties agreed on a sale price of €0.598 per New SEAT ordinary share, representing an enterprise value of approximately €5.65 billion. Telecom Italia will receive approximately €3.03 billion for its stake. The buyers will also accept the estimated €708 million of debt at the closing. The completion of the sale will be subject to the proportional spin-off becoming effective, the admission to listing of New SEAT, that is expected to occur by the beginning of August, and the approval of the relevant Antitrust Authorities.

The transaction will allow the Telecom Italia Group to reduce its net financial debt by approximately €3.74 billion.

As discussed above, Telecom Italia on June 11, 2003 announced the formal decision to sell SEAT after December 31, 2002. The following represents the carrying value of the major classes of assets and liabilities as of December 31, 2002 that will be included as part of the disposal group:

(millions of euro)
Current assets	1,530
Intangible assets	1,847
Current liabilities	1,424
Long-term debt	434
Deferred tax liabilities, net	834

F-86

OLIVETTI S.P.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Olivetti Shareholders

At June 11, 2003, the major shareholders of Olivetti are Olimpia S.p.A. with a 28.53% interest, CDC Ixis Capital Market with a 5.43% interest, Assicurazioni Generali S.p.A. with a 4.01% interest and Mediobanca S.p.A. with a 2.39% interest.

Sale of Real Estate Assets to Lastra Holding B.V.

On June 20, 2003, the Telecom Italia Group announced that it reached an agreement with Lastra Holding B.V. a company within the Five Mounts Properties group (FMP), for the sale of certain of these real estate assets. FMP is the real estate arm of BSG (the Beny Steinmetz Group), which is owned and managed by the Geneva based Beny Steinmetz family trusts and foundation.

The value of the agreement, which is expected to be finalized by the end of July 2003, is equal to approximately €355 million.

Telecom Argentina Debt Repurchase

In June 2003, Telecom Argentina STET-France Telecom S.A. (controlled by Nortel Inversora) and its subsidiaries Telecom Personal S.A. and Publicom S.A., pursuant to a tender offer repurchased, U.S.$292 million principal amount of their financial debt obligations at a price of U.S.$160.6 million (55% of the face value).

Bank facility syndication for €15.5 billion in connection with the proposed merger of Telecom Italia and Olivetti

On April 30, 2003, the book of bank facilities for a total of €15.5 billion, launched on March, 21st, was successfully closed. This is a key step in the Telecom Italia and Olivetti merger project, announced on March 12, 2003.

These facilities, provided to support the Telecom Italia and Olivetti Merger, consist of:

•	a €9 billion term loan facility that will fund the cash out to Olivetti’s withdrawing shareholders and, the Tender Offers; and

•	a €6.5 billion revolving facility that will be available to guarantee an appropriate liquidity margin to the merged entity.

The transaction was led by Banca Intesa S.p.A., Barclays Capital, BNP Paribas, HSBC Bank plc, J.P. Morgan plc, the Royal Bank of Scotland plc and Unicredit Banca Mobiliare S.p.A (together the Mandated Lead Arrangers). JPMorgan acted as Global Coordinator of the Facilities and together with Banca Intesa S.p.A. and Unicredit Banca Mobiliare S.p.A., as joint book runner.

F-87

Annex A

Plan of Merger

PLAN FOR THE MERGER

OF TELECOM ITALIA S.P.A.

INTO OLIVETTI S.P.A.

(under Article 2501-bis of the Civil Code)

Milan, April 15, 2003

The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail.

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act ) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.

The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

***

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. Court’s judgment.

You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PLAN FOR THE MERGER

OF TELECOM ITALIA S.P.A.

INTO OLIVETTI S.P.A.

(under Article 2501-bis of the Civil Code)

1.	Companies participating in the Merger

Absorbing Company

OLIVETTI S.P.A.

Olivetti S.p.A. (“Olivetti” or the “Absorbing Company”), with registered office at 77 Via Jervis, Ivrea, fully paid-up share capital of Euro 8,845,537,520 divided into 8,845,537,520 ordinary shares with a par value of Euro 1 each, tax code and registration number in the Turin Company Register: 00488410010.

Company to be Absorbed

TELECOM ITALIA S.P.A.

Telecom Italia S.p.A. (“Telecom Italia” or the “Company to be Absorbed”), with registered office at 2 Piazza degli Affari, Milan, and headquarters and secondary office at 41 Corso d’Italia, Rome, fully paid-up share capital of Euro 4,023,816,860.80 divided into 5,262,908,631 ordinary shares with a par value of Euro 0.55 each and 2,053,122,025 savings shares with a par value of Euro 0.55 each, tax code and registration number in the Milan Company Register: 00471850016.

2.	Bylaws of the Absorbing Company and amendments thereto deriving from the Merger

As a consequence of the Merger, Olivetti will basically adopt the current bylaws of Telecom Italia.

In particular:

(i)	the Absorbing Company will change its name to “Telecom Italia S.p.A.”;

(ii)	the Absorbing Company will take over the corporate purpose of Telecom Italia in its entirety, so as to be able to continue to perform the activities that Telecom Italia is authorized to perform under administrative measures. The amendment to the corporate purpose will give the right of withdrawal to Olivetti shareholders who are absent or contrary to the Merger, pursuant to Article 2437 of the Civil Code;

(iii)	the bylaws of the Absorbing Company will be amended to take account of the changes that will be made to the number and par value (which will be fixed at Euro 0.55) of the ordinary and savings shares at the end of the Merger and hence following the application of the share exchange ratio and assignment procedure described in Sections 3 and 4. As a further consequence of the Merger the bylaws will also be amended to take account of (a) the updating of the amount of the increases in capital already approved by Olivetti for the purposes of the “Piano triennale di Stock Option 2002-2004” stock-option plan, the “Piano triennale di Stock Option febbraio 2002-dicembre 2004” stockoption plan, the “Warrant Azioni Olivetti ex Tecnost 1999-2004” warrants, and the convertible bond issues “Prestito Olivetti 1,5% 2001-2004 convertibile con premio al rimborso” and “Prestito Olivetti 1,5% 2001-2010 convertibile con premio al rimborso”, and (b) the increases in capital that the Olivetti shareholders’ meeting will be called to approve for the purposes of the stockoption plans of the Company to be Absorbed (Piano 1999, Piano 2000, Piano 2001, Piano Top 2002 and Piano 2002), for the part still applicable;

(iv)	the bylaws of the Absorbing Company will contain an article concerning the savings shares that will be assigned in exchange to the holders of Telecom Italia savings shares on the basis of the exchange ratio and assignment procedure described in Sections 3 and 4. In accordance with Article 145 of Legislative Decree 58/1998, this article will specify the substance of the preferential rights attaching to the savings shares issued for the purpose of the exchange, the related conditions, limits and procedures for the exercise thereof and describe the legal treatment of this class of shares in the event of the delisting of the ordinary or savings shares of the Absorbing Company. The preferential rights of the savings shares to be issued in exchange will be the same as those of the Telecom Italia savings shares, including the possibility of satisfying the rights attaching to them by distributing reserves, whose introduction in the Telecom Italia bylaws will be proposed at the shareholders’ meeting called to consider the Merger Plan;

(v)	the Minister for the Economy and Finance has notified Telecom Italia that he does not consider there are grounds for vetoing the adoption of the merger resolution by the Telecom Italia shareholders. With regard to the inclusion in the bylaws of the clauses providing for special powers, the Minister for the Economy and Finance has communicated that he considers it necessary to maintain the power of approval of the acquisition of major equity interests in the company and the veto powers, in the text currently contained in the Telecom Italia bylaws. The Minister for the Economy and Finance has also communicated that he has reached the agreement on these decisions with the Minister for Productive Activities. This premised, pending the formalization of the measure most appropriate to these decisions and the opinion, if any, that the competent European Union authorities may see fit to express on the matter, the Minister for the Economy and Finance has requested that the bylaws to be submitted to the shareholders’ meetings of the Companies Participating in the Merger contain the provisions specified above.

(vi)	It is also pointed out the shareholders’ meeting of the Absorbing Company called to approve the Merger Plan will also be requested to grant a delegation under Article 2443 of the Civil Code to increase the share capital following the Merger by means of the issue of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for a maximum of Euro 48,644,750), to be offered for subscription to employees of the Absorbing Company or its subsidiaries, with the exclusion of the right of pre-emption under the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998.

(vii)	Lastly, it is pointed out that the shareholders’ meeting of the Absorbing Company called to approved the Merger Plan will first be requested to approve the replacement of Article 20 (Board of Auditors) and the amendment of Article 13 (Board of Directors) of Olivetti’s bylaws.

The complete text of the Absorbing Company’s bylaws incorporating all the amendments deriving from the Merger, including what is provided for at points (v) and (vi), is annexed to this Merger Plan. The numbers contained in such bylaws will be specified in the merger instrument, on the basis of the principles and methods described in Sections 3 and 4.

3.	Exchange ratio

The draft financial statements for the year ended 31 December 2002 of Olivetti and Telecom Italia were taken as showing their assets and liabilities in accordance with and for the purposes of Article 2501-ter of the Civil Code.

The exchange ratio has been fixed as follows:

•	7 Olivetti ordinary shares with a par value of Euro 1 (one) each for every Telecom Italia ordinary share with a par value of Euro 0.55;

•	7 Olivetti savings shares with a par value of Euro 1 (one) each for every Telecom Italia savings share with a par value of Euro 0.55;

No cash consideration is envisaged.

4.	Procedure for assigning the shares of the Absorbing Company

The exchange ratio between the economic values underlying the shares will be satisfied principally by redistributing Olivetti’s capital at the time of the Merger’s implementation, net of the Olivetti shares with a par value of Euro 1 (one) for which the right of withdrawal referred to in Section 2(ii) has been exercised. This redistribution, subsequent to the change of the par value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, will be made to the shareholders of Olivetti and the shareholders of Telecom Italia other than Olivetti at the time of the implementation of the Merger on the basis of the exchange ratio specified above and will thus give rise to the following assignment ratios:

•	for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, “x” newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;

•	for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, “7x” newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;

•	for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, “7x” newly-issued savings shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;

where “x” is the ratio between

•	the total number of shares of the Absorbing Company with a par value of Euro 0.55 to be redistributed

•	the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the Mergers implementation and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the Merger’s implementation.

Moreover, if the capital to be redistributed is less than Euro 8,845,537,520, the redistribution will be accompanied by the assignment to all the holders of the Absorbing Company’s ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the abovementioned exchange ratio, of up to a maximum of 11,103,237,961 new ordinary or savings shares with a par value of Euro 0.55 each (and hence up to a total maximum of Euro 6,106,780,879.1) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520 (more precisely: Euro 8,845,537,520.05, taking account of the change of the par value of the Absorbing Company’s shares to Euro 0.55), without prejudice to any rounding deriving from the exchange operations.

A service will be provided to the shareholders of both Olivetti and Telecom Italia through authorized intermediaries to handle any fractions of shares, at market prices and at no cost in terms of expenses, stamp duty or commissions, which will permit the number of newly-issued shares due to be rounded down or up to the nearest whole number.

In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued Olivetti share at the end of the Operation, maintenance of the position of shareholder can be ensured by the assignment free of charge to such persons of one share of the Absorbing Company made available by Olivetti International S.A.

The ordinary and savings shares assigned in exchange as specified above will be listed in the same way as the Olivetti ordinary shares currently outstanding.

Upon completion of the assignment procedure described above, the share capital of the Absorbing Company will be fixed in an amount between a minimum of Euro 8,845,537,520 (more precisely: Euro 8,845,537,520.05, taking account of the change of the par value of the Absorbing Company’s shares to Euro 0.55) corresponding to Olivetti’s paid-up share capital and certified as per Article 2444 of the Civil Code at the date of this Merger Plan, and a maximum of Euro 11,926,697,278 (more precisely: Euro 11,926,697,277.55, taking account of the change of the par value of the Absorbing Company’s shares to Euro 0.55) corresponding to the Absorbing Company’s share capital assuming that the conversion and subscription rights attaching respectively to the bonds and to the warrants and stock options issued by Olivetti are exercised in full, without prejudice to any rounding deriving from the exchange operations.

5.	Date from which the ordinary and savings shares assigned in exchange will be entitled to a share of profits

The ordinary and savings shares issued by the Absorbing Company in exchange for the shares of the Company to be Absorbed that are cancelled as a result of the Merger will have regular dividend rights.

6.	Date of effectiveness of the Merger. Recording of Telecom Italia transactions in the accounts of Olivetti. Start of the tax effects of the Merger

In accordance with Article 2504-bis of the Civil Code, the effects of the Merger shall start on the date of the last filing of the merger instrument, or from such later date as may be specified in that instrument.

The effectiveness of the Merger is subject to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares assigned by the Absorbing Company for the purpose of the exchange.

With reference to point 6 of Article 2501-bis of the Civil Code, the transactions carried out by the Company to be Absorbed will be recorded in the accounts of the Absorbing Company from 1 January of the year in which the Merger will become effective in respect of third parties. The tax effects of the Merger will also start on that date.

7.	Treatment reserved to particular categories of shareholders or holders of securities other than shares. Special advantages for directors

No special treatment is envisaged in connection with the Merger for any categories of shareholders or for holders of financial instruments other than the shares of the Absorbing Company or the shares of the Company to be Absorbed, although:

a)	the number of shares obtainable by exercising warrants (Olivetti) and stock options (Olivetti and Telecom Italia) and the conversion ratios for the convertible bonds issued by Olivetti will be adjusted to take account of the exchange ratio and assignment procedure described in Sections 3 and 4, with ensuing amendment to all the respective rules;

b)	the savings shares issued by the Absorbing Company in exchange for the savings shares of the Company to be Absorbed will have the same rights and features as the latter, as specified in Section 2(iv).

The Absorbing Company will assume the bonds already issued by Telecom Italia and adopt the rules thereof.

No special advantages are envisaged in favour of the directors of the Companies Participating in the Merger.

All numerical and other changes, additions and updates to this Merger Plan or the bylaws of the Absorbing Company annexed hereto shall be made that may be required by the administrative authorities, inter alia with reference to the powers referred to in Section 2(v), or on the occasion of filing with the Company Register or in connection with and/or attendant upon the operations envisaged in this Plan.

Milan, 15 April 2003.

TELECOM ITALIA S.p.A.	OLIVETTI S.p.A.

(in original signed by the respective Legal Representatives)

Annex B

Bylaws of New Telecom Italia

POST-MERGER BYLAWS OF THE ABSORBING COMPANY

NAME—REGISTERED OFFICE—PURPOSE AND DURATION OF THE COMPANY

Article 1

The name of the Company shall be “TELECOM ITALIA S.p.A.”

Article 2

The registered office of the Company shall be at 2 Piazza degli Affari, Milan, and the headquarters and secondary office at 41 Corso d’Italia, Rome.

Article 3

The Company’s purpose shall be:

•	the installation and operation, using any technique, method or system, of fixed and mobile equipment and installations, including space systems which use artificial satellites, radio stations, including shipboard stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing and operating, without territorial restrictions, licensed telecommunications services for public use and telecommunications services in a free-market environment, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance and distribution of telecommunications, remote-computing, online and electronic products, services and systems;

•	the performance of activities related to or otherwise serving the pursuit of the corporate purpose, including publishing, advertising, information technology, online and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;

•	the acquisition, provided it is not the Company’s principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto, including companies involved in manufacturing electronic products and insurance;

•	the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

Activities reserved to persons entered in a professional register, activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993, and those which are otherwise prohibited by applicable legislation shall be expressly excluded.

Article 4

The duration of the Company shall be until 31 December 2100.

SHARE CAPITAL—SHARES—BONDS

Article 5

The share capital shall be Euro [-] divided into [-] ordinary shares with a par value of Euro 0.55 each and [-] savings shares with a par value of Euro 0.55 each.

The Extraordinary Shareholders’ Meeting of 4 October 2000 approved the increase, in one or more steps, of the share capital by up to a maximum amount now remaining, partly as a consequence of the resolution adopted by the Extraordinary Shareholders’ Meeting of [-], of Euro 56,992,575.20, which is reserved exclusively for the exercise of the Warrant Tecnost 1999-2004 (now Warrant Azioni Olivetti ex Tecnost 1999-2004) warrants, by means of the issue of up to a maximum of 103,622,864 ordinary shares with a par value of Euro 0.55 each.

The Shareholders’ Meeting of [-] reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:

1.	up to a maximum of Euro 492,726.30, by means of the issue of up to a maximum of 895,866 shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option 2002-2004” stock options, increase to be implemented by 15 December 2004;

2.	up to a maximum of Euro 10,743,649.40, by means of the issue of up to a maximum of 19,533,908 shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option febbraio 2002-dicembre 2004” stock options, increase to be implemented by 31 December 2004;

3.	up to a maximum of Euro 180,568,488.10, by means of the issue of up to a maximum of 328,306,342 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1,5% 200 1-2004 convertibile con premio al rimborso” convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.;

4.	up to a maximum of Euro 892,681,820.80, by means of the issue of up to a maximum of 1,623,057,856 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1,5% 2001-2010 convertibile con premio al rimborso” convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

The Shareholders’ Meeting of [-] also resolved to increase the share capital by up to a maximum of Euro 261,956,575.10, by means of the issue of up to a maximum of 476,284,682 shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1.	a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the “Piano di Stock Option 1999” stock options, increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 39,943,826 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held;

2.	a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 97,130,710 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held;

3.	a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 153,016,232 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held;

4.	a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 55,637,980 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held;

5.	a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 130,555,934 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held.

The Extraordinary Shareholders’ Meeting of 8 May 2002 authorized the directors, under Article 2420-ter of the Civil Code, to issue, in one or more steps, for up to a maximum of five years from the date of the resolution referred to above, bonds, in euros or other currencies, possibly convertible into the shares of other companies, with or without warrants giving the right to acquire shares of other companies, up to a maximum amount of Euro 9 billion, within the limits permitted from time to time by law, and to establish the procedures, time limits, conditions and related rules of such issues.

The Shareholders’ Meeting of [-] authorized the Board of Directors, under Article 2443 of the Civil Code and for a period of up to a maximum of five years from [-], to increase the share capital in one or more steps by means of the issue for cash of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for up to a maximum of Euro [-]), to be offered for subscription to employees of Telecom Italia S.p.A.

or its subsidiaries, with the exclusion of the right of pre-emption pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998. The Board of Directors’ resolutions shall establish a time limit for the subscription of the shares and provide that, in the event of the increase approved not being subscribed for within the time limit established from time to time for the purpose, the share capital be increased by an amount equal to the subscriptions collected by such time limit.

Article 6

The savings shares shall have the preferential rights set forth in this Article.

The net profit shown in the duly approved annual accounts, less the amount allocated to the legal reserve, must be distributed to the savings shares up to five per cent of their par value.

The net profit that remains after the allocation to the savings shares of the preferred dividend provided for in the second paragraph, payment of which must be approved by the Shareholders’ Meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of its par value than the dividend per ordinary share.

When the dividend paid on savings share in a fiscal year is less than that indicated in the second paragraph, the difference shall go to increase the preferred dividend in the next two fiscal years.

In the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the property rights referred to in the preceding paragraphs, the Shareholders’ Meeting called to approve the annual accounts may resolve to satisfy the right referred to in the second paragraph and/or the right to the premium referred to in the third paragraph by drawing on the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over, to the two following fiscal years, the right to preferred dividends not received through the distribution of profits referred to in the fourth paragraph.

A reduction of the share capital due to losses shall not entail a reduction of the par value of the savings shares, except for the amount of the loss that exceeds the total par value of the other shares.

Upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to their entire par value.

If the Company’s ordinary or savings shares are delisted, holders of saving shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an Extraordinary Shareholders’ Meeting called ad hoc within two months of the delisting.

Article 7

The shares shall be indivisible. In the event of joint ownership, the rights of the joint owners shall be exercised by a common representative. Fully paid-up shares may be bearer shares when the law permits. In such case, shareholders may apply for their shares to be converted, at their own expense, into registered shares or vice versa.

Vis-á-vis the Company, shareholders shall be deemed to elect domicile for all legal purposes at the domicile indicated in the Shareholders’ Register.

Article 8

The Company may issue bonds and shall establish the terms and conditions of their placement.

BOARD OF DIRECTORS

Article 9

The Company shall be managed by a Board of Directors consisting of not less than seven and not more than twenty-three members. The Shareholders’ Meeting shall establish the number of members of the Board, which shall remain unchanged until the Meeting establishes a different number.

The Board of Directors shall be appointed on the basis of slates presented by the shareholders pursuant to the following paragraphs or by the outgoing Board of Directors, on which the candidates shall be listed by serial number.

When the Board of Directors presents its own slate, it shall be filed at the registered office of the Company and published in at least one Italian daily newspaper with national circulation, at least twenty days prior to the date set for the Shareholders’ Meeting on the first call.

The slates presented by the shareholders shall be filed at the registered office of the Company and published at the expense of the shareholders in the manner indicated in the preceding paragraph at least ten days prior to the date set for the Shareholders’ Meeting on the first call.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

Only shareholders who alone or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders’ Meeting may submit slates. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders’ Meeting on the first call, a copy of the documentation attesting their right to attend the meeting.

Together with each slate, and within the respective time limits specified above, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet any requirements prescribed for the positions in question. Together with the declarations, a curriculum vitae shall be filed for each candidate setting out their main personal and professional data with an indication, where appropriate, of the grounds for their qualifying as independent.

Each person entitled to vote may vote for only one slate.

The Board of Directors shall be elected as specified below:

a)	four-fifths of the directors to be elected shall be chosen from the slate that obtains the majority of the votes cast by the shareholders, in the order in which they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number;

b)	the remaining directors shall be taken from the other slates; to that end, the votes obtained by the various slates shall be divided first by one, then by two, then by three and then by four, up to the number of directors to be chosen. The quotients thus obtained shall be assigned to the candidates on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking. Those who have obtained the highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected any director or that has elected the smallest number of directors shall be elected.

If none of such slates has yet elected a director or all of them have elected the same number of directors, the candidate from the slate that obtained the largest number of votes shall be elected. If the different slates have received the same number of votes and their candidates have been assigned the same quotients, a new vote shall be held by the entire Shareholders’ Meeting and the candidate obtaining the simple majority of the votes shall be elected.

In appointing directors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law.

If in the course of the fiscal year one or more vacancies occur on the Board, the procedure specified in Article 2386 of the Civil Code shall be followed.

Should a majority of the seats on the Board of Directors become vacant for any cause or reason, the remaining directors shall be deemed to have resigned and they shall cease to hold office from the time the Board has been reconstituted by persons appointed by the Shareholders’ Meeting.

Article 10

The Board of Directors shall elect a Chairman from among its member—if the Shareholders’ Meeting has not already done so—and may also appoint a Deputy Chairman; both may be re-elected.

In the absence or disability to act of the Chairman, the Deputy Chairman, if one has been appointed, shall take his/her place or, if the Deputy Chairman is absent, the most senior director by age.

The Board of Directors may elect a Secretary who need not be a director.

Extracts from the register of the minutes of meetings of the Board of Directors signed by the Chairman or by two directors and countersigned by the Secretary shall be conclusive evidence.

Article 11

The Chairman or whoever takes his/her place shall call meetings of the Board of Directors at the Company’s registered office or elsewhere, indicating the time and place, whenever he/she deems this appropriate in the interests of the Company or receives a written request to do so from at least one third of the directors holding office or from the members of the Board of Auditors.

In general, meetings shall be called at least five days prior to the date thereof, except in urgent cases, when it may be given by telegram, fax or e-mail with at least twenty-four hours’ notice.

Notice shall be given to the Board of Auditors within the same time limits.

Meetings of the Board of Directors may be held—if the Chairman or the person acting in his/her place deems it necessary—by video-conference or audio-conference, provided that all those taking part can be identified by the Chairman and all the other participants, that they are able to follow the debate and intervene in real time in relation to the matters under discussion, that they are able to exchange documents pertaining to such matters and that all the above is fully recorded in the minutes. Once the above conditions have been verified, the Board meeting shall be considered to have taken place where the Chairman is located, where the Secretary to the meeting must also be.

Article 12

The Board of Directors shall have the broadest possible powers of ordinary and extraordinary administration of the Company, since all matters not expressly reserved to the General Shareholders’ Meeting by law or these bylaws are within its jurisdiction.

The Board of Directors, through the Chairman or other directors delegated for the purpose, shall report to the Board of Auditors on the activities carried out and the transactions of greatest economic, financial or asset-related significance concluded by the Company or its subsidiaries; in particular, transactions involving a potential conflict of interest must be reported on. The report shall be made in good time, and at least once in each quarter, on the occasion of the meetings of the Board of Directors and the Executive Committee or in a written memorandum addressed to the Chairman of the Board of Auditors.

In accordance with the times and procedures for disclosing information to the market, the representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated for the purpose of any corporate transactions that might affect the price of the shares of that class.

Article 13

To implement its own resolutions and manage the Company, the Board of Directors, subject to the limits provided for by law, may:

•	create an Executive Committee, establishing its powers and the number of members;

•	delegate suitable powers, establishing the limits thereof, to one or more directors, possibly with the title of Chief Executive Officer;

•	appoint one or more General Managers, establishing their powers and duties;

•	appoint attorneys, who may be members of the Board of Directors, for specific transactions and for a limited period of time.

Article 14

The company signature and the legal representation of the Company vis-á-vis third parties and in legal proceedings shall pertain to the Chairman and, in his absence or disability to act, the Deputy Chairman, if one is appointed; they shall also pertain to the directors with delegated powers.

Article 15

The directors shall be entitled to the reimbursement of expenses incurred in the performance of their duties. The Ordinary Shareholders’ Meeting shall also decide the annual compensation payable to the Board. Once fixed, this compensation shall remain unchanged until the Meeting establishes a different amount.

BOARD OF AUDITORS

Article 16

The Board of Auditors shall consist of five or seven auditors. The Shareholders’ Meeting shall establish the exact number, which shall remain unchanged until the Meeting establishes a different number. The Meeting shall also appoint two alternates.

The Board of Auditors shall elect a Chairman from among its members by majority vote. In the absence or disability to act of the Chairman, he/she shall be replaced by the most senior auditor by age.

Without prejudice to the situations of incompatibility established by law, persons who are members of the boards of auditors of more than five companies listed on Italian regulated markets may not be appointed auditors and shall forfeit the post if they are elected. TELECOM ITALIA S.p.A. and its subsidiaries shall not be included when computing the above limit.

For the purposes of Articles 1(2)(b) and 1(2)(c) of the regulation referred to in Justice Minister Decree 162/2000, the following sectors of activity and matters shall be considered closely linked to those of the Company: telecommunications, information technology, online systems, electronics and multimedia technology, and matters related to private and administrative law, economics and business administration.

The appointment of the Board of Auditors shall be based on the slates presented by shareholders who individually or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders’ Meeting. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders’ Meeting on the first call, a copy of the documentation attesting their right to attend the meeting.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

The slates must be filed at the registered office of the Company and published at the expense of the shareholders who present them in at least one Italian daily newspaper with national circulation, at least ten days prior to the date set for the Shareholders’ Meeting on the first call.

Together with each slate, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet the requirements prescribed by law and these bylaws. Together with the declarations, a curriculum vitae for each candidate shall be filed setting out their main personal and professional data.

The slates shall be divided into two sections: one for candidates to the position of auditor and the other for candidates to the position of alternate. The first candidate in each section must be selected from among persons entered in the register of auditors who have worked on statutory audits for a period of not less than three years.

Each person entitled to vote may vote for only one slate.

The Board of Auditors shall be elected as specified below:

a)	from the slate that obtains the majority of the votes cast by the shareholders (the Majority Slate) one alternate and all the auditors not chosen from the other slates (the Minority Slates) shall be chosen in the order in which they are listed on the slate;

b)	from the Minority Slates two auditors shall be chosen. One alternate shall be chosen from the Minority Slate that obtains the largest number of votes.

For the appointment of the auditors from the Minority Lists, the votes obtained by the various slates shall be divided first by one and then by two. The quotients thus obtained shall be assigned to the candidate auditors on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking and those who have obtained the highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor shall be elected or, subordinately, there shall be a tiebreaker vote by the entire Shareholders’ Meeting and the slate that obtains the simple majority of the votes shall prevail.

In appointing auditors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law.

In the event of the substitution of an auditor chosen from the Majority Slate or one of the Minority Slates, the alternate chosen respectively from the Majority List or the Minority Lists shall take his/her place. Appointments to fill vacancies on the Board of Auditors pursuant to Article 2401 of the Civil Code shall be made by the Shareholders’ Meeting on the basis of the majorities required by law.

After notifying the Chairman of the Board of Directors, the Board of Auditors, or at least two auditors, may call, as provided for by law, a meeting of the shareholders, the Board of Directors or the Executive Committee.

Meetings of the Board of Auditors—if the Chairman deems it necessary—may be validly held by video-conference or by audio-conference, provided all those taking part can be identified by the Chairman and by all the other participants, that they are able to follow the debate and intervene in real time in dealing with the matters being discussed, that they are able to exchange documents pertaining to such matters and that all the above is fully recorded in the minutes. Once the above conditions have been verified, the meeting of the Board of Auditors shall be considered to have taken place where the Chairman is located.

SHAREHOLDERS’ MEETING

Article 17

An Ordinary Shareholders’ Meeting shall be called to approve the annual accounts every year within six months of the end of the fiscal year. Ordinary and Extraordinary Shareholders’ Meetings may be held in a place other than the Registered Office, provided it is in Italy.

An Extraordinary Shareholders’ Meeting shall be called whenever it is deemed advisable by the Board of Directors and when it is required by law.

Article 18

Every shareholder entitled to attend may be represented at the Shareholders’ Meeting by giving a proxy to an individual or legal entity, subject to the restrictions established by law.

In order to facilitate the collection of proxies among employee shareholders of the Company and its subsidiaries who belong to shareholder associations satisfying the requirements established by law, special areas shall be made available in accordance with the procedures and time limits established by the Board of Directors either directly or through its agents where information can be provided and proxy forms collected.

Article 19

The Chairman of the Board of Directors or whoever takes his/her place or, in the absence thereof, the person appointed by those present, shall chair the Shareholders’ Meeting and set the rules for the proceedings.

The Secretary shall be appointed by the Meeting, which may select a person who is not a shareholder.

The proceedings of shareholders’ meetings shall be governed by law, these bylaws and the Meeting Rules approved by the Ordinary Shareholders’ Meeting.

Article 20

Resolutions may be adopted by a show of hands. The Chairman shall establish the procedures for recording votes and may choose two or more tellers from among the persons present.

Each shareholder may exercise his/her right to vote by mail, in accordance with the applicable law.

FISCAL YEAR—DIVIDENDS

Article 21

The fiscal year shall end on 31 December of each year.

From the net profit reported in the annual accounts, 5% shall be allocated to the legal reserve until this reaches an amount equal to one-fifth of the share capital.

The remainder shall be used to pay the dividend determined by the Shareholders’ Meeting, and for such other purposes as the Meeting deems most appropriate or necessary.

During the course of the fiscal year, the Board of Directors may distribute interim dividends to the shareholders.

SPECIAL POWERS

Article 22

Pursuant to Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994, the Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, shall have the following special powers:

a)	approval, to be granted expressly upon the acquisition by parties subject to the limitations on share ownership referred to in Article 3 of Decree Law 332/1994, ratified with amendments by Law 474/1994, of major holdings, taken to mean holdings that, as specified by Treasury Minister Decree of 24 March 1997, are equal to at least 3% of the share capital represented by shares with a right to vote at the Ordinary Shareholders’ Meeting. Approval must be granted within sixty days of the date of the communication that the Board of Directors must send at the time of the application for entry in the Shareholders’ Register. Until approval has been granted and after expiration of the time limit without any action, the transferee may not exercise the voting rights or any rights other than the property rights attaching to the shares that represent the major holding. If approval is refused or the time limit expires without action, the transferee must sell the shares within one year. If this is not done, the Court, at the request of the Minister for the Economy and Finance, shall order the sale of the shares representing the major holding pursuant to the procedures established in Article 2359-ter of the Civil Code;

b)	veto of any resolution to dissolve the Company, transfer the business, merge or divide the Company, transfer the registered office outside Italy, change the corporate object, or amend these bylaws with a view to eliminating or modifying the powers specified in subparagraphs a) and b).

In accordance with the provisions of the Prime Ministerial Decree issued on 21 March 1997 pursuant to Law 474/1994 and the Treasury Minister Decree issued pursuant to the same law on 21 March 1997, this article shall remain in the bylaws for three years and in any case until the liberalization of the telecommunications industry has reached a sufficiently advanced stage and the industry regulatory authority has become firmly established; the decision that these conditions have been met shall be adopted in an instrument issued in the form indicated in the above-mentioned Prime Ministerial Decree.

Annex C

Goldman Sachs Fairness Opinion to Telecom Italia

dated April 15, 2003

Goldman Sachs SIM S.p.A.

Societa’ di Intermediazione Mobilare

Sede Legale a Milano, Passaggio Centrale 2, 20123 Milano

Tel: +39 02 80 22 1000 Fax: +39 02 80 22 2130

Sede secondaria a Londra: Peterborough Court, 133 Fleet Street, London EC4A 2BB

PERSONAL AND CONFIDENTIAL

April 15, 2003

Board of Directors

Telecom Italia S.p.A

Corso Italia, 41

00198 Roma

Italy

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders, other than Olivetti S.p.A. (“Olivetti”), of the outstanding ordinary shares, par value €0.55 per share (the “Ordinary Shares”), and of the savings shares, par value €0.55 per share (the “Savings Shares”) (together, the “Shares”), of Telecom Italia S.p.A .(the “Company”) of the exchange ratio of seven (7) ordinary shares of Olivetti S.p.A. (the “Olivetti Ordinary Shares”) to be received for each Ordinary Share (the “Ordinary Shares Exchange Ratio”) and of the exchange ratio of seven (7) savings shares of Olivetti (the “Olivetti Savings Shares”) to be received for each Savings Share (the “Savings Shares Exchange Ratio”) (together, the “Ordinary Shares and the Savings Shares Exchange Ratios”) in connection with the potential merger by incorporation (“fusione per incorporazione”) of the Company into Olivetti (the “Merger”) pursuant to the merger plan and the board report (“progetto di fusione” and “relazione degli administration”, together the “Transaction Documents”) approved by you on the date hereof and as previously announced by you on March 12, 2003. We further understand that as a result of the Merger, the approximate 55% ownership interest of Olivetti in the Company will be diluted and that Olimpia S.p.A. will own less than approximately 15% of the voting equity in the corporation surviving the Merger (excluding the effect of convertible securities, options and warrants, a portion of which is held by Olimpia S.p.A. and certain other related entities).

You have advised us that (i) following the Olivetti shareholders meeting convened to approve the Merger and the amendment to the definition of Olivetti’s corporate object included in its by-laws (“ragione sociale”)

Board of Directors

Telecom Italia S.p.A

April 15, 2003

Page Two

(the “Olivetti Shareholders’ Meeting”), Olivetti shareholders who vote against the change in corporate object or do not participate in the Olivetti Shareholders’ Meeting will be entitled to put their shares to Olivetti (“diritto di recesso”) (the “Withdrawal Rights”) for a cash consideration equal to the average price of the Olivetti Ordinary Shares during the six months ending on the date prior to the Olivetti Shareholders’ Meeting (the “Valuation Period”), such consideration to be paid to withdrawing shareholders upon completion of the Merger and (ii) Olivetti will make a conditional cash tender offer (the “Tender Offer”) for up to a maximum amount ranging between approximately 16% and 19% of each of the outstanding Ordinary Shares (which includes Ordinary Shares owned by Olivetti) and Savings Shares at a price equal to a 20% premium to the average share price of the Ordinary Shares and Savings Shares, respectively, between March 12, 2003 and the date of the Olivetti Shareholders’ Meeting, subject to (1) a minimum price of €7.00 and a maximum price of €8.40 for each Ordinary Share, (2) a minimum price of €4.70 and a maximum price of €5.65 for each Savings Share, and (3) an aggregate cap of €9 billion, less the aggregate amount paid, if any, to shareholders of Olivetti in connection with the exercise of Withdrawal Rights. In rendering this opinion, you have instructed us to assume that, except for (i) an increase in aggregate nominal value and related economic privileges and (ii) the further ability to satisfy such privileges also through the distribution of reserves, the rights of the holders of the Savings Shares will be identical to their rights as holders of the Olivetti Savings Shares and that neither the relative rights of the holders of the Ordinary Shares and the Savings Shares nor the relative values of such Ordinary Shares and Savings Shares will change, in any material respect, as a result of the Merger.

Goldman Sachs SIM S.p.A. (together with its affiliates, “Goldman Sachs”), as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with the separation of the Italtel joint venture and the subsequent sale of an 80% stake in Italtel. We also have provided certain investment banking services to Olivetti from time to time, including having acted as joint bookrunner on a number of recent Eurobond offerings and as counterparty to certain derivatives transactions. We also may provide investment banking services to the Company and Olivetti in the future. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of the Company or Olivetti and their affiliates for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed (i) drafts of the Transaction Documents; (ii) the Annual Report of the Company and of certain of its subsidiaries and of Olivetti for the years ended 31 December 2000 and 2001; (iii) the Semi-Annual Financial Statements of the Company and of certain of its listed subsidiaries and of Olivetti for the six months ended 30 June 2002; (iv) the Quarterly Financial Statements of the Company and certain of its listed subsidiaries and of Olivetti for the three months ended 30 September 2002; (v) a draft of the 2002 Annual Report for the Company, including the Company’s 2002 financial statements, the audit of which is not yet completed; (vi) a draft of the 2002 Annual Report for

Board of Directors

Telecom Italia S.p.A

April 15, 2003

Page Three

Olivetti, including Olivetti’s 2002 financial statements, the audit of which is not yet completed; and (vii) certain internal financial analyses and forecasts of Olivetti, the Company and certain of its subsidiaries approved for use in this opinion by the Company’s management. We also have held limited discussions with certain members of the senior management of the Company and of Olivetti as well as with Olivetti’s advisors and representatives, regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and of Olivetti, including the expected credit rating and the expected dividend policy of the combined company subsequent to the Merger. We did not, however, participate in any of the negotiations leading up to the Merger. In addition, we have reviewed the reported price and trading activity for the Shares and the Olivetti Shares, compared certain financial and stock market information for the Company and its listed subsidiaries and for Olivetti with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combination transactions and reorganizations and performed such other studies and analyses as we considered appropriate.

We have relied, without independent verification, upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the Company’s and Olivetti’s management that such financial forecasts and other information and data were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and of Olivetti, and we express no opinion with respect to such financial forecasts or other information and data or the assumptions on which they are based. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or Olivetti or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our advisory services and the opinion expressed herein are provided exclusively for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Merger and such opinion does not constitute a “perizia” within the meaning of Annex 3A no. 1 of the Regolamento Emittenti no. 11971 dated May 14, 1999 as subsequently amended, nor a “relazione di stima” within the meaning of that statute, nor a recommendation as to how any holder of Shares should vote with respect to the Merger.

We express no opinion as to the likely trading value of the Shares or the Olivetti Ordinary Shares during either the Valuation Period or the period during which Withdrawal Rights may be exercised, the likelihood of Olivetti shareholders exercising Withdrawal Rights or the amount of funds available to or the participation of shareholders of the Company in the Tender Offer. We also express no opinion as to the likely trading value of the Olivetti Ordinary Shares or the Olivetti Savings Shares upon consummation of the Merger. Our opinion is necessarily based upon information available to us and financial, economic, political, market and other conditions as they exist and can be evaluated on the date hereof, and we assume no duty to update or revise our opinion based on circumstances or events after the date hereof.

Board of Directors

Telecom Italia S.p.A

April 15, 2003

Page Four

Our opinion does not address the relative merits of the transactions contemplated pursuant to the Transaction Documents as compared to any alternative business transaction that might be available to the Company.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Ordinary Shares and the Savings Shares Exchange Ratios pursuant to the Merger are fair from a financial point of view to the holders (other than Olivetti) of the Ordinary Shares and Savings Shares respectively.

Very truly yours,

GOLDMAN SACHS SIM S.p.A.

By:

Managing Director

Annex D

English Translation of Lazard Fairness Opinion to

Telecom Italia dated March 11, 2003 and

Confirmation Letter dated

April 15, 2003

Execution Copy

STRICTLY CONFIDENTIAL	LAZARD & CO. S.R.L

Via dell’Orso - 2 – 20121 MILANO

CAP.SOC. € 9.000.000.

R.E.A. 1630616

C.F. e P.IVA 13233960155

TELEFONO    +39 02 72312.1

FAX                +39 02 72312387

To:

Telecom Italia S.p.A.

The Board of Directors

Piazza Affari 2

20123 Milano

Attn: Dott. Carlo Buora, Amministratore Delegato

March 11, 2003

Dear Members of the Board,

The present document (the “Assessment”) is addressed to the Board of Directors of Telecom Italia S.p.A. (“Telecom”) for its exclusive use and is intended to provide elements to permit the Board of Directors of Telecom, in its full independence of judgment and decision, to put forward the appropriate exchange ratio for the implementation of an operation involving the merger to incorporate Telecom into Olivetti S.p.A. (“Olivetti”, and together with Telecom, the “Companies”), which will be accompanied by the launch of a tender offer by Olivetti for the ordinary shares and the savings shares of Telecom (the “Proposed Merger”). The holders of the ordinary shares and the savings shares of Telecom other than Olivetti are collectively referred to herein as the “Public Shareholders”.

The contents of the Assessment are confidential and may not be used for any purpose other than the purpose for which the Assessment has been prepared nor be disclosed to third parties. Any possible different use of the Assessment is subject to the prior written authorization of Lazard & Co. S.r.l. (“Lazard”). In addition, the use of partial results and data referred to in individual aspects of the present Assessment may not be used outside the context and the purpose for which the entire Assessment has been carried out. You are reminded that the conclusions set forth in the Assessment are based on the totality of the valuations included herein, and consequently none of the components of the Assessment may be used separately from the other components.

The Assessment is necessarily based on economic, monetary and market conditions existing as of the date hereof, and the information made available to us as of the date hereof. Events occurring after the date hereof may affect this Assessment and the assumptions on which it has been prepared, and Lazard has no obligation and may not be in a position to update, revise or reaffirm this Assessment. In addition, it is finally pointed out that the Assessment has been carried out in a normative, regulatory and competitive context that is in constant evolution. Subsequent changes to the structural aspects of the telecommunications sector, laws and regulations could influence the variables affecting the value of the Companies.

Lazard does not express any opinion with respect to Telecom’s decision to proceed with or implement the Proposed Merger and the Assessment does not constitute an indication as to how Telecom should make its decision with respect to the Proposed Merger. Lazard hereby acknowledges that the exchange ratio of the ordinary shares and the savings shares of Telecom, which will be determined by the Boards of Directors of Telecom and Olivetti, will be subject to a fairness opinion issued by experts appointed by the President of the Court of Milan, pursuant to article 2501—quinquies, last paragraph of the Italian Civil Code. The engagement of Lazard and the Assessment expressed herein are solely for the benefit of the Board of Directors of Telecom and are not on behalf of, and are not intended to grant any rights or remedies upon, Telecom, Olivetti, or any their respective shareholders or any other person.

Lazard was been requested to deliver this Assessment at a preliminary stage of the Proposed Merger, and to assume and take into consideration that: (i) the Boards of Directors of the Companies will, in their sole and independent judgment and discretion, each respectively evaluate the Proposed Merger and prepare and approve merger plans, reports, and related documentation, which will contain customary terms and conditions, as well as obtain appraisals of independent experts, all in accordance with applicable Italian and foreign laws and regulations, (ii) the Proposed Merger will be consummated on the terms and conditions to be described in the aforementioned merger plans and related documentation, and (iii) the obtaining of the necessary regulatory approvals for the Proposed Merger will not have an adverse effect on the Companies. Consequently, it is hereby underlined that the Assessment is necessarily preliminary in nature and the conclusions contained herein could vary depending on several factors, including the actual terms and conditions of the merger plans and related documentation prepared by the Boards of Directors of Telecom and Olivetti.

Lazard is acting as financial advisor to Telecom in connection with the Proposed Merger and will receive a fee for its services, a considerable part of which is contingent upon the Proposed Merger being completed. Lazard has in the past provided financial advisory services to Telecom for which it has received customary fees. Lazard and its affiliate companies have also provided financial advisory services to Olivetti and Pirelli S.p.A., including with respect to acquisition transactions, in particular with respect to Telecom. Lazard may provide financial advisory services to Olivetti or Pirelli S.p.A. in the future. In addition, certain of companies affiliated with Lazard may trade shares and other securities of the Companies for their own account and for the accounts of their customers.

Subject Companies

Olivetti

Olivetti is an industrial holding company, which as of the date hereof holds approximately 54,94% of the outstanding ordinary shares of Telecom. Olivetti indirectly acquired, through a subsidiary Tecnost S.p.A., and following a Public Tender and Exchange Offer launched in February 1999 and realized in June 1999, 52,12% of the ordinary shares of Telecom. Thereafter, Tecnost S.p.A. was incorporated by merger into Olivetti at the end of 2000 within the framework of a project to rationalize the structure of the Olivetti group. Such shareholding subsequently increased as a result of new acquisitions on the market carried out by Olivetti.

The Olivetti group is also present in areas of activity other than telecommunications services through it subsidiaries, the most significant of which are Olivetti Tecnost S.p.A. (formerly Olivetti Lexikon S.p.A.), which is involved in the production of office products and Olivetti Multiservices S.p.A., which is involved in the management of realty.

Telecom

The core business of the Telecom group (Telecom, TIM S.p.A., SEAT S.p.A) consists of the supply of fixed and mobile telecommunications services and Internet services. In addition, Telecom is present in a few specific information and communications technology sectors.

Overseas, Telecom has an active presence through investments in other companies and joint ventures which manage fixed and mobile telecommunications services in different markets, in particular in Europe, in the Mediterranean basin and in South America (Argentina, Brazil and Chile, etc.).

With respect to information and communications technology, Telecom is present through I.T. Telecom Italia S.p.A., a company that was formed in July 2000 to group all of Telecom’s information technology activities carried out by several companies of the Telecom Group, including Finsiel S.p.A., leader in Italy and in top positions in Europe in the information services market, Telesoft S.p.A. and Sodalia S.p.A., which are active in software for telecommunications and information services, and Netsiel S.p.A., which manages the outsourcing of information systems for Telecom and other companies.

Documents Considered

The Assessment is based on:

(i)	historical economic-financial information relating to the Companies;

(ii)	financial forecasts and other data relating to its activities provided to us by Telecom;

(iii)	the historical stock prices and trading volumes of the ordinary shares and the savings shares of Telecom as well as the shares of Olivetti;

(iv)	meetings with members of the senior management of Telecom who delivered and explained the documentation provided;

(v)	publicly available information on companies operating in business lines we believe to be generally comparable to those of Telecom and Olivetti; and

(vi)	such other financial analyses and investigations deemed appropriate.

Lazard has relied upon the accuracy and completeness of the foregoing information and data, and does not assume any responsibility with respect to any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Companies. With respect to financial forecasts, Lazard has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Telecom as to its future performance. Lazard does not assume any responsibility for, nor expresses any opinion as to such forecasts or the assumptions on which they are based.

Valuation

The relative market prices valuation (the “Market Prices Valuation”) was used as principal criterion to determine the exchange ratio with respect to the Proposed Merger. In addition, the so-called sum of the parts (“SOP”) control methodology was carried out for Telecom and Olivetti (on a fully diluted basis).

In compliance with the engagement conferred by Telecom on February 5, 2003 and your requests, Lazard expresses no opinion with respect to the absolute value of such securities or any other method of analyzing the exchange ratio and Lazard has not undertaken any independent evaluation of the absolute value of the securities of Telecom or Olivetti.

With respect to the application of the principal methodology, the following is deduced:

•	the significance of the prices expressed by the market where the securities subject of the valuation are traded;

•	the significance of the prices expressed by the market for the shares of the Companies being studied;

•	the existence of comparable share prices for the Companies being examined over a sufficiently broad time period.

In such regard, the following is pointed out:

•	both Companies have a high market capitalization and a significant and broadly diffused float;

•	the considerably high volume of trading of the securities leads one to consider that the market prices can be considered to be indicative of the potential value of Telecom and Olivetti;

•	high volumes of the securities of Telecom and Olivetti are traded daily (on the average approximately 1% of the capital is traded):

•	over the course of the last twelve months, 240% of Olivetti’s capital has been traded (excluding Olimpia S.p.A.) for a countervalue of approximately € 16,9 billion; and

•	over the course of the last twelve months, approximately 289% of Telecom’s capital has been traded (excluding the shares held by Olivetti) for a countervalue of approximately € 54 billion.

			Average Volume (’000)		Cumulative Volume (’000)		Average traded Share Capital (%) (*)		Cumulative traded Share Capital (%) (*)
	TI	Olivetti	TI	Olivetti	TI	Olivetti	TI	Olivetti	TI	Olivetti
Prices
3/7/2003	5.93	0.86	42,131.3	90,695.9	42,131.3	90,695.9	1.8%	1.0%	1.8%	1.0%
Last week	6.25	0.88	38,225.3	86,240.0	191,126.4	431,200.0	1.6%	1.4%	8.1%	6.8%
Last month	6.57	0.91	28,994.8	59,319.6	579,895.0	1,186,392.2	1.2%	0.9%	24.5%	18.8%
Last 3 months	7.05	0.99	31,411.6	61,400.2	1,884,693.5	3,684,009.3	1.3%	1.0%	79.5%	58.3%
Last 6 months	7.39	1.01	30,126.5	61,220.3	3,765,810.3	7,652,538.4	1.3%	1.0%	158.8%	121.2%
Last year	7.90	1.11	27,073.7	59,851.9	6,849,656.0	15,142,528.8	1.1%	1.0%	288.8%	240.6%

(*)	On total number of shares owned by market shareholders

•	Both Companies have a high float such that they represent a considerable share of the total capitalization of Mibtel and MIB30 (at January 31, 2003):

•	Olivetti – 2% on the total Mibtel, 2,5% MIB30; and

•	Telecom – 8% on the total Mibtel, 11% MIB30.

•	The float of Telecom and Olivetti proves to be significantly divided among Italian and foreign institutional investors and Italian retail investors, none of which enjoys a position such that it could influence the course of the securities;

•	in addition, it has been assumed that the new entity resulting from the merger by incorporation of Telecom into Olivetti will maintain a dividend distribution policy such that it will assure an equivalent dividend for the current shareholders of Telecom.

With respect to the Market Prices Valuation method, we have proceeded, among other things, to carry out the following analyses:

•	analyses of the historical simple averages for a time period covering the preceding 18 months;

•	analyses of the historical weighted averages for the volumes for a time period covering the preceding 18 months;

•	analyses of the moving averages at 1, 2, 3, 6 and 12 months for a time period covering the preceding 18 months;

•	adjustment to the value of the Telecom shares to take into account the expected dividend distribution for fiscal year 2002.

In order to mitigate short-term fluctuations that typically characterize the financial markets, and consistent with customary practise, we proceeded to extend the analysis of the prices, including average data expressed by the market, over a sufficiently broad time period.

From the analysis of the historical trends, the averages at 1, 2, 3 and 12 months were identified to fall within a steady valuation corridor. The arithmetic mean of the weighted averages calculated at intervals of 3, 6, and 12 months was equal to 6,94.

	Market values			Values considered for the determination of the exchange ratio
	TI (€)	Oli (€)	Exch. ratio	TI ex div. [1](€)	Oli (€)	Exch. ratio	Average
Market price: weighted average
07/03/2003	5.93	0.86	6.90	5.75	0.86	6.69
1 month average	6.51	0.91	7.18	6.34	0.91	6.98
3 months average	7.02	0.99	7.06	6.85	0.99	6.88
6 months average	7.38	1.02	7.24	7.20	1.02	7.07	6.94
12 months average	7.79	1.11	7.04	7.61	1.11	6.88
18 months average	8.06	1.15	6.98	7.88	1.15	6.82
Sept. 11, 2001 average	8.06	1.16	6.97	7.88	1.16	6.82
July 27, 2001 average	8.14	1.20	6.76	7.96	1.20	6.61
Last 12 months highest price	9.72	1.47	6.60	9.54	1.47	6.48
Last 12 months lowest price	5.93	0.84	7.02	5.75	0.84	6.81
Market prices: simple average
07/03/2003	5.93	0.86	6.90	5.75	0.86	6.69
1 month average	6.57	0.91	7.19	6.39	0.91	7.00
3 months average	7.03	0.99	7.11	6.85	0.99	6.93
6 months average	7.39	1.01	7.30	7.21	1.01	7.12
12 months average	7.90	1.11	7.10	7.72	1.11	6.94
Last 12 months highest price	9.72	1.47	6.60	9.54	1.47	6.48
Last 12 months lowest price	5.93	0.84	7.02	5.75	0.84	6.81

With respect to the methodology of control, we proceeded to:

•	evaluate the different business lines and investments of Telecom, applying, principally, the discounted cash flow method;

•	apply the SOP methodology to Olivetti, on the basis of the results that surfaced from the evaluation of Telecom’s different activities.

Such methodology of control substantially confirmed the indications resulting from the Market Prices Valuation analysis.

With respect to the expected issuance of savings shares of Olivetti –a class of shares which does not yet exist—which will be issued to the current savings shareholders of Telecom, there were no elements for which the savings shares of Olivetti should reflect a different discount than that currently in existence between the savings/ordinary shares of Telecom, also taking into consideration the expected increase in capital rights inuring to the savings shareholders of Telecom following the merger with Olivetti.

Finally, the withdrawal price for the shareholders of Olivetti, estimated on the basis of the arithmetic mean of the prices for the last 4 months (from November 25, 2002) resulted to be equal to €1,008. Such value is, moreover, lower that the value of Olivetti on the basis of SOP, lower than the average of the prices of Olivetti at six and 12 months and slightly higher than the value on the basis of 3 months.

Therefore, exclusively from a basic value point of value and absent considerable fluctuations in the market in the next two months, the possible exercise of the withdrawal right on the part of the shareholders of Olivetti should not influence the exchange ratio.

Conclusions.

Lazard does not express any opinion in relation to the price at which the ordinary shares or the savings shares of Telecom or any securities of Olivetti may be traded subsequent to the announcement of the Proposed Merger or in relation to the price at which the securities of Olivetti may be traded subsequent to the implementation of the Proposed Merger.

Based on and subject to the foregoing, we are of the opinion, as of the date hereof, that an exchange ratio of around 7 savings/ordinary shares of Olivetti for 1 ordinary/savings share of Telecom in relation to the Proposed Merger is fair from a financial point of view to the Public Shareholders.

In accepting this Assessment and in accordance with the mandate, entered into effective February 5, 2003, between Telecom and Lazard, the Board of Directors of Telecom hereby agrees that this Assessment is confidential and may not be disclosed to any third party or otherwise reproduced, in whole or in part, without our prior written authorization.

Very truly yours,

LAZARD & CO. S.R.L.

Name:
Title:

English Translation

To:

Telecom Italia S.p.A.

The Board of Directors

Piazza Affari, 2

20123 Milano

Attn: Dr. Carlo Buora, Managing Director

Milan, April 15, 2003

Subject:  Merger operation for the incorporation of Telecom Italia S.p.A. into Olivetti S.p.A.

We refer to our letter dated March 11, 2003 (the “Letter”) pursuant to which an assessment was delivered to the Board of Directors of Telecom Italia S.p.A. with respect to the exchange ratio concerning the present merger operation.

You have informed us that from March 11, 2003 to the date hereof, it has been confirmed that no event has affected or could affect in any material respect any of the documents, information, data, projections or assumptions referred to in the Letter or the economic-financial condition, the business, the assets or liabilities or prospects of Telecom Italia S.p.A. or its subsidiaries, or, to our knowledge, of Olivetti S.p.A. or its subsidiaries.

Based on, and subject to the foregoing and the assumptions and qualifications identified in the Letter, we reaffirm, as of the date hereof, the conclusions expressed in the Letter.

Consistent with the mandate, entered into effective February 5, 2003, between the Board of Directors of Telecom Italia S.p.A. and Lazard & Co. S.r.l., this letter is confidential for the exclusive use of the Board of Directors of Telecom Italia S.p.A. and may not be disclosed to any third party or otherwise referred to, in whole or in part, without our prior written authorization.

Best regards.

Lazard & Co.

Annex E

English Translation of JPMorgan Fairness Opinion to

Olivetti dated March 11, 2003 and JPMorgan Confirmation Letter dated April 15, 2003

ORIGINAL DOCUMENT ISSUED ON JPMORGAN CHASE BANK HEADED PAPER.

TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN PREPARED EXCLUSIVELY FOR INFORMATIVE PURPOSES. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION.

Dottor Carlo Buora

Managing Director

Olivetti S.p.A.

Via Jervis, 77

Ivrea (TO)

Italy

Milan, March 11, 2003

1.	INTRODUCTION

On March 5, 2003, Olivetti S.p.A. (“Olivetti”) engaged JPMorgan Chase Bank (“JPMorgan”) to act as its financial adviser (the “Engagement”) in connection with the acquisition of Telecom Italia S.p.A. (“Telecom Italia”) ordinary and savings shares (the “Acquisition”) and the merger between Olivetti and Telecom Italia (the “Merger”) (the Acquisition and the Merger together, the “Transaction”).

As part of the Engagement, Olivetti has requested that JPMorgan provide an opinion (the “Opinion”) as to the fairness of the exchange ratio with respect to the Merger. Olivetti has not requested that JPMorgan express its opinion on the underlying business decision to proceed with and/or to execute the Transaction, nor does the Opinion provided by JPMorgan have regard to that decision. Likewise, Olivetti has not requested that JPMorgan provide, nor has JPMorgan provided, any legal, accounting or tax advice in connection with the Transaction.

This letter represents the final report of JPMorgan (the “Final Report”) with regards to the Opinion requested.

The Final Report has been prepared for the internal and exclusive use of the Board of Directors of Olivetti (the “Board of Directors”) in support of the decisions to be taken by it. Therefore, the Final Report may not be disclosed, in whole or in part, to any third party or used for any purpose whatsoever other than those indicated in the Engagement and in the Final Report itself, provided that the Final Report may be transmitted to the experts appointed in compliance with the law and its content may be disclosed publicly where required by regulations of the Italian and/or U.S. stock exchange authorities. Any other use, in whole or in part, of the Final Report will have to be previously agreed and authorised in writing by JPMorgan.

In preparing the Final Report, JPMorgan has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by Olivetti. JPMorgan has therefore relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Final Report has also been used. Therefore the Final Report is based on: (i) our interpretation of the information which Olivetti, as well as its representatives and advisers, have supplied to us to date; (ii) our understanding of the terms upon which Olivetti intends to consummate the Transaction and upon which Olivetti intends to execute the Acquisition; (iii) the assumption that the Transaction will be consummated in accordance with the expected terms and within the expected time periods.

In the execution of the Engagement, JPMorgan has elaborated its own analyses based on the methodologies illustrated below, reaching the conclusions contained in the final paragraph of this Final Report.

The conclusions described in the Final Report have been prepared with the sole purpose of determining relative values and identifying the share exchange ratio for the purpose of the Merger and, therefore, the values contained in this Final Report have no relevance for purposes other than those related to the Merger. The Final Report and the Opinion concern exclusively the share exchange ratio in connection with the Merger and do not constitute an opinion by JPMorgan as to the absolute value of the shares of Olivetti and Telecom Italia.

The conclusions contained in this Final Report are based on the whole of the valuations contained herein and therefore no part of the Final Report may be used apart from the document in its entirety.

The Final Report and the Opinion are necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until March 11 2003. It is understood that subsequent developments may affect the conclusions of the Final Report and of the Opinion and that, in addition, JPMorgan has no obligation to update, revise, or reaffirm the Opinion.

In addition, JPMorgan is expressing no opinion as to the price at which any securities of Olivetti or Telecom Italia will trade on the stock market at any time. Other factors after the date hereof may affect the value of the businesses of Olivetti or Telecom Italia either before or after completion of the Acquisition and/or the Merger, including but not limited to: (i) the total or partial disposal of the shares of Olivetti or Telecom Italia by their respective shareholders within a short period of time after the date of announcement or completion of the Acquisition or the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, the businesses, certain extraordinary transactions or the prospects of Olivetti or Telecom Italia, (v) any actions taken or restrictions imposed by any state or governmental agencies or regulatory authorities, and (vi) the execution of the Transaction in accordance with the expected terms and within the expected time periods. No opinion is expressed by JPMorgan whether any alternative transaction might have been more beneficial to Olivetti.

JPMorgan has acted as financial advisor to Olivetti with respect to the proposed Transaction and will receive a fee from Olivetti for the services provided, as well as an additional fee upon completion of the Transaction or in certain other circumstances.

It is understood that JPMorgan or certain JPMorgan affiliates, in the ordinary course of their activities, may actively trade, for their own account or for the account of customers, the equity and debt securities of Olivetti or Telecom Italia or companies directly or indirectly controlled by, affiliated with Olivetti and/or Telecom Italia or in which Olivetti or Telecom Italia holds securities, and, accordingly, may at any time hold long or short positions in such securities. It also remains understood that JPMorgan or certain JPMorgan affiliates may currently have and may in the future have commercial banking, investment banking, trust and other relationships and/or engagements with counterparties which may have interests with respect to Olivetti, Telecom Italia or companies directly or indirectly controlled by, affiliated with Olivetti and/or Telecom Italia or in which Olivetti or Telecom Italia holds securities. Finally, it remains understood that JPMorgan or certain JPMorgan affiliates may have fiduciary or other relationships and engagements whereby JPMorgan or certain JPMorgan affiliates may exercise voting power over securities of various persons, which securities may from time to time include securities of Olivetti, Telecom Italia, or companies directly or indirectly controlled by, affiliated with Olivetti and/or Telecom Italia, or in which Olivetti or Telecom Italia holds securities, or other parties with an interest in the Transaction.

2.	PURPOSES OF THE ASSESSMENT OF THE EXCHANGE RATIO

This Final Report is intended to:

•	Provide the Board of Directors with all the useful elements, data and references in order to assess the fairness of the Merger exchange ratio and, if appropriate, propose it for approval to the Shareholders’ Meeting

•	Provide the same elements to the auditing firm appointed to express its own opinion as required by law

This Final Report is provided solely for the benefit of the Board of Directors of Olivetti. Therefore, no one, with the exception of members of the Board of Directors of Olivetti, is authorised to rely upon this opinion. The shareholders of Olivetti, to whom this Final Report does not confer any rights, shall use their own financial advisers if they deem it necessary.

3.	SOURCES OF INFORMATION USED FOR THE VALUATION

In the execution of the Engagement, JPMorgan has collected and analysed certain publicly available data and information and other documentation provided by Olivetti (the “Information”).

In particular:

•	Consolidated and statutory 2000 and 2001 accounts and draft 2002 accounts of Olivetti, Telecom Italia, Telecom Italia Mobile, Seat Pagine Gialle

•	Half-yearly and quarterly reports for the years 2000, 2001 and 2002 of Olivetti, Telecom Italia, Telecom Italia Mobile, Seat Pagine Gialle;

•	The Group Business Plan 2003-2005 of Telecom Italia (January 15, 2003 version) and its update (March 10, 2003);

•	Summary table of Telecom Italia concerning the holdings of the Telecom Italia Group;

•	Note of Telecom Italia regarding the debt “ex legge 58/1992”;

•	Note of Telecom Italia regarding certain details on the calculation of certain items of the cash flow statement and the taxes on the income statement included in the Group Business Plan 2003-2005;

•	Summary note of Telecom Italia on the write-down of the Seat Pagine Gialle holding and of the Seat Pagine Gialle derivative;

•	Summary note of Telecom Italia on the stock option plans;

•	Summary table of Olivetti concerning the holdings of the Olivetti Group;

•	Summary table of Olivetti on outstanding convertible bonds and warrants;

•	Summary note of Olivetti on the write-down of its holding in Telecom Italia; and

•	Summary Business Plan 2003-2005 of Olivetti Tecnost.

In addition, JPMorgan has analysed publicly available information, including:

•	Financial research and analysis published by brokers and investment banks;

•	Research and analysis concerning competitors or companies with similar operating characteristics;

•	Share price performance.

JPMorgan has not been requested to conduct, nor has JPMorgan conducted, any independent evaluation or appraisal of any assets or liabilities of Olivetti or Telecom Italia.

The Final Report is necessarily based on financial, economic and market information available for evaluation as of the date hereof. The accuracy, truthfulness, and completeness of the Information has not been independently verified by JPMorgan.

4.	DESCRIPTION OF THE TRANSACTION

The Transaction is part of a unified project aimed at the simplification of the structure of the Olivetti Group, described below in its key terms:

•	Merger by incorporation of Telecom Italia into Olivetti;

•	Issuance of Olivetti savings shares assigned to Telecom Italia savings shareholders in accordance with the Merger exchange ratio;

•	Technique of redistribution of the post Merger Olivetti shares to Telecom Italia and Olivetti shareholders as way of implementation of the exchange ratio, with the stock split of the existing share capital from a par value of Euro 1 per share to Euro 0.55 per share;

•	Adoption of the corporate purpose and company name of Telecom Italia by Olivetti;

•	Withdrawal right due to Olivetti shareholders, as provided for by law;

•	Preservation of the privilege currently established by art. 7 of the Bylaws of Telecom Italia for the savings shareholders of Telecom Italia and inclusion in the Bylaws of the opportunity to benefit from the same privilege in the event of distribution of reserves as well;

•	Expected distribution of a dividend by Telecom Italia prior to the completion of the Merger and crystallisation of the fiscal benefits connected with the write-down of the stake in Telecom Italia owned by Olivetti in the draft 2002 accounts;

•	Securing of a Euro 9 billion credit facility by Olivetti to meet the needs deriving from the potential exercise of the withdrawal right;

•	The portion of the Euro 9 billion funds not used for the withdrawal right will be used to launch a partial voluntary public tender offer by Olivetti on Telecom Italia ordinary and Telecom Italia savings shares in equal percentages of the total number of each category of shares. Such public tender offer will be made at a price calculated as the average share price between March 12 and the date of the Olivetti’s Shareholders’ Meeting for the approval of the Merger, increased by a premium of 20%. The resulting tender offer price will be subject to a minimum and a maximum of Euro 7.0 and Euro 8.4 respectively per Telecom Italia ordinary share, and of Euro 4.7 and Euro 5.65 respectively per Telecom Italia savings share; and

•	Preliminary timetable envisaging the completion of the Merger by the month of July 2003.

5.	VALUATION METHODOLOGIES USED FOR THE ASSESSMENT OF THE EXCHANGE RATIO

In the assessment of the exchange ratio, we have used the valuation methodologies that are commonly used, in an international context, for transactions of a similar nature and for companies operating in this sector.

In particular, the exchange ratio has been assessed by looking at the relative valuation of the companies considered, giving priority to the consistency and comparability of the criteria adopted rather than the estimate of the absolute value of the economic capital of those companies considered as individual entities.

As a consequence, the results indicated in this document refer to the assessment of the relative values of the economic capital of Olivetti and Telecom Italia. From such perspective, the valuations have been performed by considering the two companies as independent entities from an operating standpoint. Hence, they do not include any considerations concerning strategic, operating and financial synergies that may result from the Merger.

The valuation of Telecom Italia has been performed using the Sum-of-the-Parts fundamental methodology, which it is market practice to employ to assess the value of a group operating in various business sectors, and the main businesses have been valued with the Discounted Cash Flow methodology. The results obtained employing the Sum-of-the-Parts methodology have been verified with the analysis of the target prices expressed by research analysts.

The valuation of Olivetti has been performed using the NAV (“Net Asset Value”) methodology, which it is market practice to employ to value financial holding companies without substantial operating activities.

The estimated range for the exchange ratio has therefore been calculated as the ratio between the estimated value of a Telecom Italia share and the estimated value of an Olivetti share based on the minimum and maximum values of the respective ranges.

In order to verify the accuracy of the assessment of the exchange ratio determined using the criterion mentioned above, we have also performed an additional check based on the average exchange ratio expressed by the stock market over different time periods.

6.	VALUATION OF TELECOM ITALIA

The valuation of Telecom Italia has been performed using the Sum-of-the-Parts fundamental methodology, in which the main businesses (Telecom Italia S.p.A., Telecom Italia Mobile, Seat Pagine Gialle-directory) have been valued primarily with the Discounted Cash Flow method. The other remaining businesses have been valued using the criterion of market values, where listed on regulated stock markets, and/or the market multiples method, also using book values and values identified by research analysts for such businesses, where available, as a verification and control criterion.

To the sum of the values of the activities calculated using the criteria indicated above, we have added up algebraically the value of the net financial position as at 31/12/2002 adjusted to take into account the effects of proportionate net debts, where relevant, and the net value of other adjustments including the value of certain off-balance sheet items and certain tax benefits.

The following table shows the minimum, the mid-point and the maximum value for each Telecom Italia ordinary share identified using the Sum-of-the-Parts fundamental methodology, before adjustment for the dividend payment expected for the month of June 2003 and hence prior to completion of the Merger.

	Minimum	Mid-point	Maximum
Values per Telecom Italia ordinary share (Euro)	8.3	8.8	9.3

Note: the figures in this table have been rounded up

The results obtained using the Sum-of-the-Parts fundamental methodology have been verified with the analysis of the target prices expressed by research analysts. The research and financial analyses published by brokers and investment banks available as of the date hereof, resulting in a sample of 20 data for the target prices for a Telecom Italia ordinary share, highlight a value range comprised between Euro 7.5 and Euro 12.0 for each Telecom Italia ordinary share. The average value of such sample equals Euro 9.2 for each Telecom Italia ordinary share; the mid-point value of the range identified equals Euro 9.8 for each Telecom Italia ordinary share.

The following table shows the minimum, the mid-point and the maximum value per Telecom Italia ordinary share identified by the Sum-of-the-Parts fundamental methodology, adjusted to take into account the effect of the dividend payment expected for the month of June 2003.

	Minimum	Mid-point	Maximum
Values per Telecom Italia ordinary share (Euro)	8.1	8.6	9.1

Note: the figures in this table have been rounded up

The following table shows the minimum, the mid-point and the maximum value for each Telecom Italia savings share calculated based on the average market discount in the last month of approximately 33%, which is in line with the discount of the last day of trading (March 7) and substantially in line with the average discount in the last 3, 6 and 12 months.

	Minimum	Mid-point	Maximum
Values per Telecom Italia savings share (Euro)	5.4	5.8	6.1

Note: the figures in this table have been rounded up

7.	VALUATION OF OLIVETTI

The valuation of Olivetti has been performed using the NAV (“Net Asset Value”) methodology, which reflects Olivetti’s nature as a financial holding company without substantial operating activities. The Net Asset Value is calculated as an algebraic sum of the value of the holdings and other activities, deducting net financial liabilities. In calculating this algebraic sum, the main holding is the stake held in Telecom Italia shares, which is valued based on the range of values identified by the Sum-of-the-Parts fundamental methodology, adjusted for the effect of the payment of the dividend expected for the month of June 2003. The other holdings and activities are valued utilising the discounted cash flow methodology (Olivetti Tecnost), utilising the criterion of market values, where listed on regulated stock markets, and/or the market multiples method, also using book values and the values identified by research analysts for such activities, where available, as the verification and control criterion. The calculation of the Net Asset Value also includes the value of the tax benefits in connection with the write-down of the stake in Telecom Italia held by Olivetti in the draft 2002 accounts of Olivetti. The value of such tax benefit is calculated as the net present value of the tax savings expected for Olivetti on a “stand-alone” basis as provided by Olivetti.

To the sum of the values of the activities and the tax benefit calculated using the criteria indicated above, we have added algebraically the value of the net financial position as of 31/12/2002, adjusted for the effect of the dividend relative to the Telecom Italia shares to be received in the month of June 2003, and also adjusted for the pro-forma effect of the conversion of the convertible bonds 1.5% 2001-2010 consistent with the fully diluted methodology, which assumes their conversion into ordinary shares.

The following table shows the minimum, the mid-point and the maximum value for each Olivetti ordinary share consistent with the fully diluted methodology.

	Minimum	Mid-point	Maximum
Values per Olivetti ordinary share (Euro)	1.13	1.26	1.39

Note: the figures in this table have been rounded up

The following table shows the minimum, the mid-point and the maximum value for each Olivetti savings share, calculated assuming the same discount of 33% assumed for each Telecom Italia savings share, having taken into account that Olivetti savings shares will enjoy economic and administrative rights which are not less than those enjoyed by Telecom Italia savings shares.

	Minimum	Mid-point	Maximum
Values per Olivetti ordinary share (Euro)	0.76	0.84	0.93

Note: the figures in this table have been rounded up

8.	CONCLUSIONS OF THE ASSESSMENT AND VERIFICATION OF THE EXCHANGE RATIO

The following table summarises the estimated range for the exchange ratio calculated as a ratio between the estimated value for each Telecom Italia share and the estimated value for each Olivetti share based on the minimum and the maximum of their respective ranges previously identified.

	Minimum	Mid-point	Maximum
Olivetti ordinary shares for each Telecom Italia ordinary share	6.6	6.9	7.2
Olivetti savings shares for each Telecom Italia ordinary share	6.6	6.9	7.2

Note: the figures in this table have been rounded up

In order to verify the accuracy of the estimated exchange ratio determined with the criterion mentioned above, we have also performed an additional control based on the exchange ratio (Olivetti ordinary shares for each Telecom Italia ordinary share) expressed by the stock market over different time periods (data as of March 7, 1-month, 3-month, 6-month and 12-month averages) adjusted to take into account the effect of the payment of the dividend expected for the month of June 2003 prior to the Merger.

	March 7	1 month	3 months	6 months	12 months
Olivetti ordinary shares for each Telecom Italia ordinary share	6.7	7.0	6.9	7.1	6.9

Note: the figures in this table have been rounded up

The following table shows the minimum, the mid-point, and the maximum exchange ratio (Olivetti ordinary shares for each Telecom Italia ordinary share) expressed by the stock market calculated above.

	Minimum	Mid-point	Maximum
Olivetti ordinary shares for each Telecom Italia ordinary share	6.7	6.9	7.1

Note: the figures in this table have been rounded up

The results of the valuation carried out using the main methodology, further verified in light of the control methodology based on the average exchange ratio expressed by the stock market, show that the pre-redistribution Merger exchange ratio of 7.0 Olivetti ordinary shares for each Telecom Italia ordinary share and of 7.0 Olivetti savings shares for each Telecom Italia savings share is within the identified ranges and is therefore fair, from a financial point of view, to Olivetti.

Best regards,

/s/ FRANCESCO ROSSI FERRINI	/s/ GUIDO TUGNOLI
Francesco Rossi Ferrini Managing Director JPMorgan Chase Bank	Guido Tugnoli Managing Director JPMorgan Chase Bank

ORIGINAL DOCUMENT ISSUED ON JPMORGAN CHASE BANK HEADED PAPER.

TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN PREPARED EXCLUSIVELY FOR INFORMATIVE PURPOSES. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS ON ANY TRANSLATION.

Milan, April 15, 2003

Olivetti S.p.A.

Via Jervis, 77

Ivrea (TO)

Italia

To the kind attention of Dott. Carlo Buora, Managing Director

Dear Sirs,

With reference to our fairness opinion dated 11 March 2003 on the share exchange ratio of the merger of Olivetti S.p.A. with Telecom Italia S.p.A. provided pursuant to our engagement letter dated 5 March 2003 (the “Fairness Opinion”), we hereby confirm that, to our knowledge - taking into account the same criteria upon which the Fairness Opinion was given as well as the same premises, qualifications and assumptions set out therein - no material event has occurred since the date of the Fairness Opinion that would lead us to change, as of the date hereof, the conclusions of the Fairness Opinion.

Please note that in providing this confirmation we have not taken into account the share prices of either Olivetti S.p.A. or Telecom Italia S.p.A. subsequent to the announcement of the proposed merger between these two companies.

Best regards,

/s/ FRANCESCO ROSSI FERRINI	/s/ GUIDO TUGNOLI

Francesco Rossi Ferrini Managing Director JPMorgan Chase Bank	Guido Tugnoli Managing Director JPMorgan Chase Bank

Annex F

English Translation of Auditors’ Report Relating to the Exchange Ratios

Pursuant to Article 2501-quinquies of the Civil Code by Reconta Ernst & Young S.p.A.

to the Shareholders of Telecom Italia dated April 22, 2003

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ERNST & YOUNG	• Reconta Ernst & Young S.p.A.

PLAN FOR THE MERGER OF

TELECOM ITALIA S.P.A.

INTO OLIVETTI S.P.A.

AUDITORS’ REPORT

Relating to the exchange ratio of shares

pursuant to Art. 2501 quinquies of the Italian Civil Code.

(Translation from the original Italian text)

To the Shareholders of

Telecom Italia S.p.A.

1.	OBJECTIVE, SUBJECT AND SCOPE OF THE ENGAGEMENT

We have been appointed by Telecom Italia S.p.A. to prepare our report on the exchange ratio of shares (hereinafter the “exchange ratio”) of Telecom Italia S.p.A. (hereinafter “Telecom Italia” or the “company to be absorbed”) and Olivetti S.p.A. (hereinafter “Olivetti” or the “absorbing company” and, together with Telecom Italia, the “Companies”), in accordance with Article 2501 quinquies of the Italian Civil Code. To this end, we have been provided by Telecom Italia with the plan for the merger, accompanied by the Directors’ Report, which identifies, explains and justifies, pursuant to Article 2501 quater of the Italian Civil Code, the exchange ratio, as well as the Balance Sheet as of December 31, 2002 provided by Article 2501 ter of the Italian Civil Code.

The plan for the merger will be subject to approval at the Extraordinary General Meeting of the shareholders of Telecom Italia to be held on May 24, 2003, first meeting, or on May 25, 2003, second meeting.

Similarly, the shareholders of Olivetti will be required to approve the plan for the merger at the Extraordinary General Meeting to be held on May 24, 2003, first meeting, or on May 25, second meeting or, on May 26, 2003, third meeting if required.

Deloitte & Touche Italia S.p.A. has been appointed by Olivetti to prepare a similar report on the exchange ratio.

In order to provide the shareholders with adequate information regarding the exchange ratio, this report illustrates the methods adopted by the Directors in determining the exchange ratio and the difficulties encountered by them; in addition, this report also indicates whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors, also based on indications from their Professional Advisors, we have not made a valuation of the Companies participating in the merger. This was done solely by the Directors and the Professional Advisors appointed by them.

2.	SUMMARY OF THE TRANSACTION

The Boards of Directors of Telecom Italia and of Olivetti have developed a plan, the purpose of which is to simplify the corporate structure of the Olivetti and Telecom Italia Group.

As indicated in the report of the Board of Directors of Telecom Italia, the proposed transaction provides for the merger of Telecom Italia into Olivetti, pursuant to Articles 2501 and following of the Italian Civil Code. Such transaction, with respect to its scope and main characteristics, was approved by the Boards of Directors of the companies participating in the merger, held on March 11, 2003.

On April 15, 2003, the Board of Directors of Telecom Italia approved the plan for the merger of Telecom Italia into Olivetti, confirming the exchange ratio preliminarily indicated by the Board of Directors on March 11, 2003.

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The merger will be effected on the basis of the draft financial statements of Telecom Italia and of Olivetti as of December 31, 2002, adopted by the Boards of Directors of the Companies as the balance sheets required by Article 2501 ter of the Italian Civil Code.

As a result of the merger, the absorbing company will take the name and the corporate scope of Telecom Italia and will adopt new bylaws, based on the current bylaws of Telecom Italia.

As a consequence of the change in the corporate scope, the shareholders of Olivetti who are absent or contrary to the resolutions approving the transaction, will have the right to withdraw pursuant to Article 2437 of the Italian Civil Code.

In the context of the transaction, Olivetti announced the intention to proceed with a voluntary and partial tender offer on Telecom Italia’s ordinary and savings shares. In particular, Olivetti intends to offer a consideration based on the average of the stock market prices of Telecom Italia’s ordinary and savings shares in the period between March 12, 2003 and the date of the shareholders’ meeting called to approve the merger project, increased by a premium of 20%. In any case, the consideration will not be (i) higher than Euro 8.40 for each ordinary share and Euro 5.65 for each savings share and (ii) lower than Euro 7 for each ordinary share and Euro 4.70 for each savings share.

Based on information already made public, the number of shares subject to the tender offer will be determined when the period to exercise the right of withdrawal pursuant to Article 2437 of the Italian Civil Code will expire and, accordingly, at the time Olivetti will have determined the total amount of disbursement to be incurred for such withdrawals. The maximum total amount for the tender offer will be Euro 9 billion, net of the amount of withdrawals. The financial resources allocated to the tender offer for each class of shares (ordinary and savings), if not totally utilized for a class will be assigned to the other class. If the acceptances of the tender offer by the holders of ordinary shares and savings shares were to exceed the quantity tendered for, they will be prorated with respect to each class.

The tender offer will start subsequent to the expiration of the term for the exercise of the right of withdrawal and will be completed prior to the execution of the merger deed. The offering will cease its effects in case the registration of the merger deed at the Companies’ Register will not be completed.

The offering will be evaluated by the Board of Directors of Telecom Italia, pursuant to Article 39 of the Ruling for the Issuers on the Italian Stock Exchange.

The merger will result with the cancellation of Olivetti’s investment in Telecom Italia. Olivetti’s share capital, as resulting on the date the merger will become effective, will be re-determined on the basis of the reduction of the par value of the shares (from Euro 1.00 to Euro 0.55), of its allocation to ordinary and savings shares (the latter category being introduced in the new bylaws of the absorbing company as a result of the merger) and of the necessity to maintain its current level in terms of absolute value. After the allocation, the capital of the company resulting from the merger will be distributed to the shareholders of Olivetti and those of Telecom Italia on the basis of a distribution ratio which will reflect the exchange ratio of Olivetti’s shares with the ordinary and savings shares of Telecom Italia. In particular, with respect to the criteria for the allocation of Olivetti’s shares, the Directors propose to proceed to the exchange by adopting principally the method of the re-distribution of Olivetti’s capital and issuing new shares only within the limits eventually required to maintain the share capital at the current level. The re-distribution method consists in the allocation of the absorbing company’s share capital among the shareholders of the absorbing company and those of the company to be absorbed, on the basis of the so called “natural” exchange ratio. The determination of the share capital and the exchange transaction will be made in accordance with the following principles:

•	Olivetti will set the par value of its shares—to the amount resulting from the conversions of the convertible bonds, the exercise of the warrants and the exercise of the stock options on one hand, and the exercise of the right of withdrawal on the other hand—at Euro 0.55 each (equal to the par value of Telecom Italia’s shares), in place of the current par value of Euro 1. Therefore, the share capital of Olivetti will be divided in a greater number of shares. These shares, will be divided into ordinary and savings shares;

•

the new shares, ordinary and savings, with a par value of Euro 0.55 each, representing the share capital of Olivetti at the time of the merger, will be distributed to Olivetti’s ordinary shareholders and to

F-3

ordinary and savings shareholders of Telecom Italia, respectively. This distribution will be made on the basis of the distribution ratios, which will reflect the so called “natural” exchange ratio, with reference to the actual number of shares to be distributed, not yet known as of to date. Paragraph 6.4 below indicates this ratio as 7 ordinary or savings shares of Olivetti for each of ordinary and savings shares of Telecom Italia.

Should the capital of the absorbing company at the time of the merger fall, as a result of the effect of the withdrawals in respect to those of the conversions, below the current amount of Euro 8,845,537,520, the distribution of the share capital will be accompanied by the issuance of new ordinary and savings shares of the company resulting from the merger, to service the exchange of shares, up to a maximum number of 11,103,237,962, with a par value of Euro 0.55 each, in respect to the assignment to capital of the portion of minority interests of the company to be absorbed. These additional shares will be allocated to the shareholders of the absorbing company as well as those of the company to be absorbed, in respect of their proportional ownership.

At the time of the exchange of shares, Olivetti will assign to the savings shareholders of Telecom Italia new savings shares with characteristics corresponding to those currently issued by Telecom Italia.

The transaction provides for the listing of savings shares that will be issued by the absorbing company to service the exchange of shares in favor of the savings shareholders of Telecom Italia. The new Olivetti savings shares will have a par value of Euro 0.55 each, corresponding to that of the current savings shares of Telecom Italia.

Pursuant to Articles 2504 bis, last paragraph and 2501 bis, first paragraph, n. 5 of the Italian Civil Code, the new shares of the company resulting from the merger will have regular dividend rights.

Pursuant to Article 2504 bis, last paragraph of the Italian Civil Code, the effects of the merger, except for those effects provided for by Article 2501 bis, numbers 5 and 6 of the Italian Civil Code, will start from the last of the registrations of the merger deed, or from such subsequent date provided for by the merger deed.

The operations of the company to be absorbed, including income taxes, will be imputed to the financial statements of the absorbing company, with effect from January 1 of the year in which the transaction will become effective.

3.	DOCUMENTATION UTILIZED

In performing our work, we obtained from Telecom Italia and Olivetti, such documentation and information as was considered useful in the circumstances. We analyzed such documentation and, in particular:

a)    the plan for the merger and the reports of the Boards of Directors of the two Companies addressed to the respective Extraordinary General Meetings which, on the basis of the Balance Sheet as at December 31, 2002, propose an exchange ratio as follows:

7 Olivetti ordinary shares, with a par value of Euro 1.00 (one) each for each Telecom Italia ordinary share, with a par value of Euro 0.55 each;

7 Olivetti savings shares, with a par value of Euro 1.00 (one) each for each Telecom Italia ordinary share, with a par value of Euro 0.55 each.

This exchange ratio, so called “natural,” corresponds to the exchange ratio that would be applied, had the merger been realized without re-distribution, but issuing new shares to service the exchange ratio.

The ratio for the exchange of shares has been determined by the Directors also taking into account the valuation reports of the Professional Advisors indicated in points b) and c) below. The report of the Board of Directors sets out in detail the valuation criteria adopted, the reasons for their choice, the values resulting from their application and the related comments;

b)    the appraisal report of the exchange ratio prepared by Lazard, as Professional Advisor of the Directors; this report, dated May 11, 2003, and prepared at the request of Telecom Italia, sets out the valuation criteria adopted, the reason for which they were chosen and the results of their application;

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c)    the fairness opinion issued by Goldman Sachs on March 11, 2003 at the request of Telecom Italia, with respect to the fairness of the exchange ratio;

d)    the following documentation, used by the Professional Advisors to prepare their appraisal reports and, subsequently, within the scope of our engagement, also utilized by us:

•	the financial statements and the consolidated financial statements of Telecom Italia and Olivetti as at December 31, 2001 accompanied by the Report of the Board of Directors, the Report of the Board of Statutory Auditors and the Independent Auditors’ Report;

•	draft financial statements and draft consolidated financial statements of Telecom Italia and of Olivetti as at December 31, 2002 accompanied by the Report of the Board of Directors;

•	Telecom Italia’s consolidated Business Plan 2003—2005 (version dated January 16, 2003) and related updates;

•	Tecnost Group’s condensed business plan;

•	historical market prices and trading volumes of ordinary and savings shares of Telecom Italia and Olivetti;

•	publicly available information about companies operating in the same sector;

•	financial research and analyses, published by specialized institutions and investment banks;

e)    additional documentation, as follows, has been utilized by us:

•	data and information obtained from the Professional Advisors and used by them for the determination of the exchange ratio;

•	rulings of convertible bonds of Olivetti;

•	appraisal report of the exchange ratio dated March 11, 2003, issued by JPMorgan as Professional Advisor of Olivetti and the report prepared by Professor Angelo Provasoli, who reviewed and concurred with the valuation methodologies adopted by JP Morgan;

•	bylaws of the companies participating to the merger;

•	accounting elements and other information as deemed necessary for this report.

Finally, we obtained representation from Telecom Italia that, as to the Directors’ best knowledge, no significant changes occurred in the data and information considered during our analysis. The same representation has been obtained by Deloitte & Touche Italia S.p.A. from the Directors of Olivetti.

4.	VALUATION METHODS ADOPTED BY THE BOARDS OF DIRECTORS FOR THE DETERMINATION OF THE EXCHANGE RATIO

The Directors, also supported by their Professional Advisors, considering the importance and complexity of the merger transaction, deemed it appropriate to identify the valuation methods which, in addition to be in accordance with current best practice, would enable the two companies to be valued on a homogeneous basis.

4.1.	Selection of the methods and valuation criteria

The Board of Directors of Telecom Italia determined the exchange ratio by selecting, among a number of valuation methods, those deemed more appropriate to express the value of the entities involved in the merger, considering the activities carried out by the absorbing company and by the company to be absorbed.

In addition, as suggested by corporate doctrine and professional practice, the Directors compared the values attributed to the companies participating in the merger process under the assumption that they will continue as a going concern. These values cannot be considered representative of a valuation in absolute terms of the two companies participating in the merger, nor can they be compared with any acquisition or sale prices (which normally reflect majority premiums or minority discounts).

The Directors of Telecom Italia, supported by their Professional Advisors, selected the valuation methods and principles to be adopted taking into account:

a)    the specific objectives attributed to the valuations with reference to the underlying transaction;

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b)    the nature of the activities carried out by each company participating in the merger.

In connection with the first aspect, in the selection of the valuation principles the Directors referred to the purpose of the valuation and to the relevant factors that allow to estimate the value of the entities being valued. As the objective is to express comparable values in order to determine the exchange ratio, the Directors adopted, for both companies participating to the merger, valuation methods based on homogeneous criteria.

As to the second aspect, the Directors considered on one hand the various areas of operations of Telecom Italia and, on the other hand, the circumstances that the controlling investment of Olivetti in Telecom Italia represents a significant component of total assets of Olivetti.

On the basis of the above, the Directors, for the purpose of determining the values of Olivetti and Telecom Italia, have utilized, given the equal significance level in the valuation process, the method of stock-market prices as the principal method and the sum-of-parts method as the control method.

Stock market prices method:    when the companies involved in the merger have shares listed on regulated markets, doctrine and professional practice suggest to consider the results deriving from the stock prices of the respective shares, averaged over an adequate period of time. In this case, the Directors deemed the stock prices particularly significant and, on the basis of the stock-market prices at March 7, 2003 (last date of stock trading prior to the announcement of the transaction by the Boards of Directors), they note that both companies show high levels of volumes exchanged, high capitalization and a high liquidity of their respective shares.

Sum-of-parts method:    according to this method, the value of a company is determined as the sum of the values of each of its businesses (intended as economic entities which can be individually evaluated), adjusted to take into account the financial position of the company, minority interests and, where significant, other effects such as those relating to off-balance sheet items, if any, and to potential tax benefits.

In the application of the valuation methods described, the Directors considered the expected distribution of reserves by Telecom Italia, approved by the Board of Directors on March 11, 2003.

4.1.1.	Stock-market prices method

The stock market prices method estimates the value of the equity on the basis of stock market prices during a significant period, that expires on a date close to which the valuation is prepared. The Directors believe that the stock market prices following the announcement of the transaction are not relevant.

In order to mitigate short-term fluctuations that typically characterize financial markets, the Directors extended the analysis of stock market prices to the average prices expressed by the market over sufficiently long periods.

Accordingly, in the application of the stock market prices method, with reference to the date of March 7, 2003, the Directors proceeded to:

a)    analyze the historical simple averages over a period covering the preceding 12 months;

b)    analyze the historical averages weighted for volumes over a period covering the preceding 12 months;

c)    analyze the mobile averages for 1, 3, 6 and 12 months;

d)    adjust the value of Telecom Italia’s shares, to take into account the expected distribution of reserves.

From the analysis of the historical trends, the Directors identified the averages for 1, 3, 6 and 12 months as those within a range of constant ratios of values.

4.1.2.	Sum-of-Parts method

According to the sum-of-parts method, the value of Telecom Italia and Olivetti is determined as the sum of the values of the individual businesses of each company, considered as economic entities which can be

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individually evaluated. This sum, for each of the companies participating to the merger, is adjusted to reflect the financial position, minority interests and, where significant, other effects, such as off-balance sheet items, if any, and potential tax benefits.

On the basis of the significance of the investment in Telecom Italia in respect to Olivetti’s total assets, the valuation process was concentrated on the estimated value of Telecom Italia, decisive element to identify Olivetti’s value.

Taking into account the complexity of the company’s structure and the various areas of the operations of the Telecom Italia Group, the individual businesses were evaluated on the basis of those methodologies, among those utilized by the practice, considered more suitable in the specific situation. In particular, the method of the discounted cash flow (“DCF”) was utilized for the main businesses, such as for instance, the services connected to mobile and wire-line communications.

The remaining assets and liabilities of Telecom Italia have been valued principally on either book or market value basis, in consideration of their limited weight with respect to the entire value of Telecom Italia.

The DCF method has been applied by computing the present value of operating cash flows, gross of any component of financial nature (“Free Cash Flow” or “FCF”). According to this method, the economic value of an enterprise is equal to the sum of the following components:

•	operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital;

•	net financial position and minority interests, which, in this case, refer to December 31, 2002.

In applying the DCF method, the Directors made reference to the operating cash flows connected to the main activities, as resulting from the economic and financial forecasts made for Telecom Italia.

For Olivetti, which is a holding company, the main asset of which is represented by the investment in Telecom Italia, the sum-of-parts method has been applied by evaluating this investment according to the principles described above and by evaluating the remaining assets and liabilities at book or market value, in light of their limited weight in respect to the valuation of the company taken as a whole.

In the valuation of Telecom Italia and Olivetti, the Directors have also taken into consideration the tax assets, for the portion deemed utilizable by the companies participating to the merger, regardless if the merger transaction will become effective or not, on the basis of expected taxable income on a stand alone basis. The Directors have also considered, for Telecom Italia, the expected distribution of reserves and, for Olivetti, the pro forma effect of the conversion of convertible bonds consistent with the fully diluted methodology.

4.2.	Treatment of saving shares

With respect to the category of savings shares, which, as of to date are not issued by Olivetti, the Directors supported by their Professional Advisors assumed that, also considering the economic benefits that will be granted to Olivetti’s savings shares, the discount currently recognized by the market to Telecom Italia’s savings shares, with respect to the ordinary shares, may be utilized in the determination of the exchange ratio applicable to Olivetti’s savings shares to be issued. The Directors therefore deemed appropriate to adopt the same exchange ratio, as that adopted for ordinary shares.

The Directors believe that, on the basis of a generally accepted principle, different methods of allocation between ordinary and savings shares would imply discretionary factors in the valuation, not supported by objective factors.

5.	VALUATION DIFFICULTIES ENCOUNTERED BY THE BOARD OF DIRECTORS

In carrying out the valuations for the purpose of determining the exchange ratio, the Board of Directors of Telecom Italia encountered the following main difficulties:

a)    asset disposals during 2003, if any:    at present, it is not possible to precisely determine the outcome of the expected disposal of the new company that will be incorporated, as a result of the de-merger of Seat Pagine Gialle. In any case, the Directors, on the basis of the significance of the investment in Seat Pagine Gialle in

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respect of the total value of Telecom Italia, expect that the disposal should not have such effects that would require changes to the exchange ratio;

b)    taxation:    the valuation was made on the basis of current tax legislation; therefore, the Directors did not consider the tax reform currently in process, and not yet enacted, the effects of which are to date difficult to be quantified;

c)    valuation of savings shares:    as of to date there are no Olivetti savings shares; in order not to include in the analysis discretionary factors, not supported by objective factors, lacking historical data of reference for Olivetti, the Directors took into account the price differentials of ordinary and savings shares of Telecom Italia only.

The Directors, supported by their Professional Advisors, made a thorough analysis of the argumentations raised by some institutional investors, in connection with the application of the NAV method to Olivetti as holding company owing as its main asset the investment in Telecom Italia, and in particular in respect to the opportunity to value such investment at stock-market prices. In light of the purposes of the valuation, the Directors, even though recognizing the complexity of the subject, deemed to adopt homogeneous criteria for both companies and therefore to utilize for Olivetti the same method as that utilized for Telecom Italia (Sum-of-Parts).

6.	RESULT OF THE VALUATION PERFORMED BY THE BOARDS OF DIRECTORS

6.1.	Stock market prices method

The results obtained with the application of the principal method led the Directors supported by their Professional Advisors to identify the following values:

Values (Euro)
Stock market prices	Telecom Italia post dividend	Olivetti	Value Ratio
Weighted averages
March 7, 2003	5.7	0.86	6.7
Average 1 month	6.3	0.91	7.0
Average 3 months	6.8	0.99	6.9
Average 6 months	7.2	1.02	7.1
Average 12 months	7.6	1.11	6.9
Arithmetic averages
March 7, 2003	5.7	0.86	6.7
Average 1 month	6.4	0.91	7.0
Average 3 months	6.9	0.99	7.0
Average 6 months	7.2	1.01	7.1
Average 12 months	7.7	1.11	6.9
Maximum and minimum prices
Maximum price last 12 months	9.5	1.47	6.5
Minimum price last 12 months	5.7	0.84	6.8

The Directors noted that the above results are confirmed also when expanding the time range to 18 months.

6.2.	Sum-of-Parts method

As to the sum-of-parts method, the Directors of Telecom Italia supported by their Professional Advisors identified the following values for each ordinary share:

	Telecom Italia	Olivetti	Value Ratio
Value per each ordinary share (Euro)	8.8	1.27	6.9

6.3.	Determination of the exchange ratio

On the basis of the valuations performed with the support of the respective Professional Advisors and in accordance thereto, the Directors defined the relative values of the companies participating to the merger, for the purpose of the exchange ratio.

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The value ratios resulting from the application of the methods adopted by the Board of Directors of Telecom Italia are summarized as follows:

Method	Value ratio
Stock market prices method
—March 7, 2003	6.7
Weighted averages:
—Average 1 month	7.0
—Average 3 months	6.9
—Average 6 months	7.1
—Average 12 months	6.9

Sum-of-parts method	6.9

On the basis of the valuation methods applied to the companies participating to the merger described above, the Directors identified the following exchange ratio, so called “natural,” corresponding to the exchange ratio that would result, had the merger been realized without re-distribution, but through the issuance of new shares to service the exchange:

7 ordinary shares of Olivetti, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia with a par value of Euro 0.55 each;

7 savings shares of Olivetti, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia with a par value of Euro 0.55 each.

6.4.	Procedures for assigning the shares and carrying out the share exchange

As previously described, the Directors considered advisable to leave the nominal capital of Olivetti basically unchanged at the completion of the transaction. Accordingly, they proposed that the share exchange be carried out primarily by redistributing Olivetti’s capital, with recourse to the issue of new shares only insofar as this is required to maintain the share capital at the current level.

The redistribution technique consists of dividing the share capital of the absorbing company and hence the shares composing it among the shareholders of the absorbing company and those of the company to be absorbed, according to the so called “natural” exchange ratio between the shares.

The redistribution takes the share capital of the absorbing company at the time the merger is implemented as the baseline.

The amount of capital will be determined and the share exchange transaction will be carried out according to the following methodologies:

a)    Olivetti will set the nominal value of its shares—in the amount resulting after the conversions and withdrawals—at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1.00. Accordingly, Olivetti’s share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares, the latter category with the same rights and features of the Telecom Italia savings shares;

b)    the new ordinary and savings shares with a par value of Euro 0.55 each constituting the share capital at the time of the merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to the assignment ratios reflecting, with reference to the actual number of shares to be redistributed, the so called “natural” exchange ratio of 7 Olivetti ordinary or savings shares for each Telecom Italia ordinary or savings share.

The variables represented by conversions, exercise of stock options, withdrawals and acceptances of the tender offer can only be quantified exactly at the time the merger is effective. Accordingly, the determination of the assignment ratio for the purpose of redistribution can be established precisely only at the time the merger becomes effective.

At the end of the merger transaction, the ratio between the shares assigned to the Olivetti shareholders and those assigned to the Telecom Italia shareholders will exactly reflect the “natural” exchange ratio between the shares of the two companies prior to the merger (1/7) determined above.

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7.	WORK DONE

7.1.	Work done on the “documentation utilized” as mentioned at point 3.

The valuation methods applied by the Directors, also on the basis of the indications of their Professional Advisors, take as a reference basis the draft financial statements of the Companies as at December 31, 2002, in accordance with art. 2501 ter of the Italian Civil Code. It should be noted that the statutory and consolidated financial statements of Telecom Italia and of Olivetti as at December 31, 2002, were audited by us.

In addition, we have performed the following activities:

•	We have met with the Telecom Italia management to obtain information on the subsequent events with respect to the financial statements mentioned above that could have a significant effect on the amounts being examined here;

•	With regard to the three-year plan 2003-2005 and cash flow forecasts of Telecom Italia, while considering the inherent uncertainty and limits of any type of forecast, we have discussed with the management of Telecom Italia the main characteristics of the forecasting process and the criteria used for their compilation.

The above activities have been performed to the extent necessary for the purpose of our engagement, indicated in paragraph 1 above.

7.2.	Work done on the methods used to determine the exchange ratio

We have examined the methods followed by the Directors, also based on the indications given by their Professional Advisors, for the determination of the relative value of the Companies and, thus, of the exchange ratios, ascertaining their technical suitability under the circumstances.

We have also performed the following procedures:

•	analysis of the Directors’ report and of the Professional Advisors reports to verify the completeness and consistency of the processes followed by the Directors in the determination of the exchange ratio, as well as the homogeneity in the application of the valuation methods;

•	sensitivity analyses within the valuation methods adopted, with the aim to verify to what extent the exchange ratio would be affected by changes in the assumptions and parameters, considered as significant, utilized in the reports of the Professional Advisors;

•	verification of the consistency of data utilized, with respect to the reference sources and with the “Documentation used,” described in paragraph 3 above;

•	verification of the mathematical correctness of the computation of the exchange ratio, by applying the valuation methods adopted by the Directors, also on the basis of the indications from their Professional Advisors;

•	meetings with the Professional Advisors of Telecom Italia, to discuss the activities performed, the matters encountered and the solutions adopted.

We have also obtained representation that, to the management of Telecom Italia’s best knowledge, no significant changes occurred in the data and information considered in our analyses.

8.	COMMENTS ON THE SUITABILITY OF THE METHODS USED AND THE ACCURACY OF THE ESTIMATES

With reference to this engagement we believe it is worth noting that the principal purpose of the decisional process used by the Directors was to make an estimate of relative values of the companies involved in the merger, by applying homogeneous criteria, in order to obtain comparable values. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the exchange ratio, rather than to determine absolute values of the companies involved. As such, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the companies involved, for transactions different from the merger and for which they were not made.

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In connection with the valuation methods adopted, we note that:

•	they are widely spread in Italian and international practice, they have solid doctrinal bases and are based on parameters determined according to a rigorous methodology process;

•	they appear adequate in the circumstances, in light of the characteristics of the companies involved in the merger;

•	in conformity with the valuation context required for a merger, the methods have been developed on a stand alone basis;

•	the methodology approach adopted by the Directors allowed to meet the criterion of homogeneity of valuation methods and thus that of comparability of values;

•	the application of a principal method and of a control method allowed, in any case, to enlarge the valuation process and to verify the results obtained.

With reference to the development of the valuation methodologies made by the Directors, we note that:

•	the stock market prices method is particularly suitable in connection with companies with a high capitalization, an ample and spread floating and high volumes of exchange. In this case, the adoption of averages over a sufficiently long period of time allowed to mitigate the effect of shares fluctuations, connected to the general situation of the stock markets; the results are confirmed also by expanding the analysis over 18 months;

•	the sum-of-parts method is generally applied by professional practice in the valuation of complex enterprises, characterized by various areas of business. In the specific case, the utilization of the DCF method allowed to appreciate the operational characteristics of the companies participating to the merger. The selection of the DCF method for the main business areas of Telecom Italia is justified by the activity carried on which turns both the balance sheet and the economic and financial aspects into relevant elements for the valuation process;

•	the results obtained with the sum-of-parts method, utilized by the Directors for verification purposes, are supported by the analysis of the “consensus” expressed by financial analysts on target prices of Telecom Italia in the three months preceding the announcement of the transaction;

•	lacking the historical data for Olivetti, the determination of the exchange ratio for the savings shares of Telecom Italia, provided for in the merger, even in consideration of the limits of the empirical process described in paragraph 4.2, is appropriate under the circumstances and in any case objective.

9.	SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITORS IN CARRYING OUT THE ENGAGEMENT

During our engagement we did not encounter limitations or difficulties that should be mentioned in this section of the report.

10.	CONCLUSION

Based on the documentation we have examined and on the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors, also based upon the advice of their Professional Advisors are, under the circumstances, reasonable and not arbitrary and they have been correctly applied by them in their determination of the following exchange ratio of shares:

7 Olivetti ordinary shares, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia, with a par value of Euro 0.55 each,

7 Olivetti savings shares, with a par value of Euro 1.00 (one) each, for each savings share of Telecom Italia, with a par value of Euro 0.55 each,

indicated in the plan for the merger.

Milan, April 22, 2003

Reconta Ernst & Young S.p.A.

Signed by Giovanni Aspes, partner

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Annex G

English Translation of Auditors’ Report Relating to the Exchange Ratios

Pursuant to Article 2501-quinquies of the Civil Code by

Deloitte & Touche Italia S.p.A. to the Shareholders of Olivetti dated April 22, 2003

OLIVETTI S.p.A.

REPORT ON THE FAIRNESS OF THE RATIO FOR THE

EXCHANGE OF SHARES RELATED TO THE PROPOSED

MERGER OF TELECOM ITALIA S.p.A. INTO OLIVETTI

S.p.A. PURSUANT TO ART. 2501 QUINQUIES OF THE

ITALIAN CIVIL CODE.

(Translation of Original Issued in Italian)

Deloitte

& Touche

To the Shareholders of

Olivetti S.p.A.:

1.	OBJECTIVE, SUBJECT AND SCOPE OF THE ENGAGEMENT

In the context of the proposed merger of Telecom Italia S.p.A. (hereinafter also Telecom Italia or the Absorbed Company) into Olivetti S.p.A. (hereinafter also Olivetti or the Absorbing Company; Olivetti, subsequent to the effective date of the merger, is also defined as the “Company Resulting from the Merger”), on March 18, 2003, we were appointed by the President of the Ivrea Tribunal, following the petition presented by Olivetti, as experts for the preparation of the report on the fairness of the ratio for the exchange of the shares of the Absorbed Company with those of the Absorbing Company, in accordance with Article 2501 quinquies, last paragraph, of the Italian Civil Code.

To this end, we have received from the Board of Directors of Olivetti the proposed merger project together with the report prepared by the Board which identifies, explains and justifies in accordance with Article 2501 quarter of the Italian Civil Code the exchange ratio as well as the Balance Sheet situation as of December 31, 2002, prepared in accordance with Article 2501 ter, last paragraph, of the Italian Civil Code.

The proposed merger project will be subject to approval at the Extraordinary General Meeting of the Shareholders of Olivetti called for the days of May 24, 25 and 26, 2003, in first, second and third convocation, respectively. In the same way, the Shareholders of Telecom Italia will also be required to be called to deliberate at an Extraordinary General Meeting.

The audit firm Reconta Ernst & Young S.p.A. has been appointed to prepare a similar report on the fairness of the ratio for the exchange of shares for Telecom Italia.

In order to provide the Shareholders with suitable information regarding the ratio for the exchange of shares, this report indicates the methods followed by the Directors for its determination and the valuation difficulties encountered by them; it also contains our evaluation of the adequacy in the circumstances of such methods, from the point of view of their reasonableness and non-arbitrariness, on the relative importance attributed to each method by the Directors and on their correct application.

In examining the valuation methods adopted by the Directors, also on the basis on the indications of the Advisor used by them, we have not performed an economic valuation of the Companies. Such valuation has been performed exclusively by the Directors and the Advisor.

2.	SUMMARY OF THE OPERATION

The Boards of Directors of Olivetti and Telecom Italia have prepared a project aimed at simplifying the corporate structure of the Olivetti Group, as summarized in the following points:

•	Merger of Telecom Italia into Olivetti and adoption of the corporate object and name of Telecom Italia by Olivetti.

•	Obtaining, on the part of Olivetti, of a credit line up to Euro 9 billion to meet the financial requirements deriving from eventual withdrawal requests by Olivetti Shareholders communicated in accordance with Article 2437 of the Italian Civil Code, and to promote the public offering discussed in the following point.

•	The Euro 9 billion financing not eventually utilized for the aforementioned withdrawal of Olivetti Shareholders will then be destined to promote a voluntary and partial public offer by Olivetti to acquire Telecom Italia shares (OPA). The purchase price of the OPA will be equal to the average of the share price in the period between March 12 and the date of the Meeting of Olivetti called to approve the merger, increased by a premium of 20%, with a minimum and maximum, respectively, of Euro 7.0 and Euro 8.4 for each ordinary share and Euro 4.7 and Euro 5.65 for each savings share. The right of withdrawal and OPA are both subordinate to the realization of the merger.

•	Distribution of reserves by Telecom Italia prior to the completion of the merger, up to a maximum amount estimated to approximate Euro 1,333 million.

•

The merger will result in the elimination of the investment held by Olivetti in the capital of Telecom Italia, and the capital of Olivetti, which will result as of the effective date of the merger, will be re-determined in relation to the reduction in the nominal value of the shares (which will pass from Euro 1.00 to Euro 0.55), to their division between ordinary and savings shares (a category that will be introduced in the new articles of incorporation of the Absorbing Company subsequent to the merger) and to the eventual need to maintain the present consistency in terms of absolute value. After having been so divided, the capital of the Company Resulting from the Merger will be re-allocated between the Shareholders of Olivetti and the Shareholders of Telecom Italia on the basis of an allotment ratio which will reflect the ratio of exchange between the shares of Olivetti and the ordinary and savings shares of Telecom Italia. In particular, with regard to way of allotment of the Olivetti shares, the report of the Olivetti Board of Directors informs that considering the adequacy of Olivetti’s share capital—in relation also to the overall size of the debt when this is measured against the cash generating capacity of the Company Resulting from the Merger, both in absolute tenns and relative to the main European competitors—it was decided to carry out the share exchange primarily by redistributing Olivetti’s capital and have recourse to the issue of new shares only insofar as this proved necessary to maintain the share capital at the level currently subscribed. The redistribution technique consists in dividing the share capital of the Absorbing Company among the shareholders of the Absorbing Company and those of the Absorbed Company, in accordance with the “natural” exchange ratio between the shares. In the light of the method and principles described in paragraph 4 below, the share capital will be established and the share exchange operation carried out according to the following rules:

•	Olivetti will fix the nominal value of its shares—in the amount resulting after conversions on the one hand and withdrawals on the other—at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1. Consequently, Olivetti’s share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares;

•	the new ordinary and savings shares with a par value of Euro 0.55 each making up the share capital of Olivetti at the time of the merger will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to assignment ratios reflecting, with reference to the actual number of shares to be redistributed, not known as of to-day, the “natural” exchange ratio, by which for each Telecom Italia share of par value Euro 0.55 will correspond 7 Olivetti shares of par value Euro 1.

3.	DOCUMENTATION UTILIZED

In the performance of our work we have obtained the documents and the information considered useful in the circumstances. To this end we have analyzed the documentation and information received, and in particular:

•	The merger project and the reports of the Boards of Directors of the two Companies addressed to the respective Extraordinary General Meetings which, on the basis of the draft financial statements as of December 31, 2002, taken as the basis for the reference financial position, propose a ratio for the exchange of 7 Olivetti shares for each Telecom Italia share, following the planned distribution of reserves. This ratio for the exchange of shares has been determined by the Directors also using the indications resulting from the reports discussed in the following point.

•	The reports on the ratio for the exchange of shares prepared by JPMorgan appointed by Olivetti and by Lazard and Goldman Sachs for Telecom Italia (also described below as “Advisors”), dated March 11, 2003, and updated on April 15, 2003. These reports detail the valuation criteria adopted, the work performed and the conclusions reached. In addition, we have examined the report of Prof. A. Provasoli, requested by Olivetti to check the consistency and relevancy with respect to the finalities of the operation of the valuation criteria applied by JPMorgan for the determination of the ratio for the exchange of shares.

•	The following documentation, used by JPMorgan for the preparation of its report and subsequently also by us, for the performance of our engagement:

•	the consolidated financial statements and Company financial statements for 2001 and the draft financial statements for 2002 of Olivetti, Telecom Italia, Telecom Italia Mobile, Seat Pagine Gialle;

•	the half-year and quarterly reports of the years 2001 and 2002 of Olivetti, Telecom Italia, Telecom Italia Mobile, Seat Pagine Gialle;

•	the Group Business Plan of Telecom Italia 2003-2005 (January 2003 version) and the related updates;

•	the condensed Business Plan 2003-2005 of Olivetti Tecnost;

•	research and financial analyses published by specialized institutes and investment banks;

•	research and analyses related to companies which are comparable or have similar operating characteristics;

•	stock market trends;

•	other detailed documentation on specific aspects which Olivetti provided to the Advisor in the course of their work.

•	Further documentation obtained and information received are:

•	the reports of the audit firm Reconta Ernst & Young S.p.A. and analyses of certain work papers and information obtained verbally from the firm relating to the audit of the financial statements for 2002 of the Companies involved in the merger;

•	accounting and statistical elements as well as other information publicly available considered useful for the purposes of this report.

We have also obtained representation that, as far as the Management of the Company are aware, there have been no significant changes to the data and information taken into consideration in the performance of our analyses.

4.	VALUATION METHODS ADOPTED BY THE BOARD OF DIRECTORS

The Directors of Olivetti, also on the basis of the indications of its Advisor, in consideration of the significance and complexity of the merger operation, considered it appropriate to identify valuation methods which, as well as having consolidated authoritative and applicative bases, would enable the two Companies to be valued in a homogeneous manner. In particular:

•	Since the exclusive aim of the estimates is to establish significantly comparable values, the methods adopted in the context of valuations for merger purposes and the related results may differ from those used for valuations having a different purpose. On the basis of these assumptions and as a consequence of the adoption of the redistribution method for the assignment of the shares of the Company Resulting from the Merger, summarized in paragraph 2 above, it is first necessary to establish a “natural” exchange ratio between the shares of the two Companies, corresponding to the exchange ratio that would have been applied if the merger had involved the issue of new shares for the purpose of the exchange. This “natural” exchange ratio will correspond to a variety of assignment ratios, which will depend on other variables and in particular on the change in the nominal value of the shares, the number of withdrawals and conversions and total amount of share capital. With this premise, the “natural” exchange ratio was established by applying valuation methods that are commonly used, also internationally, for operations of this kind and for businesses in this sector. In particular, account was taken of the comparative valuation of the Companies involved and priority given to the homogeneousness and comparability of the methods used with respect to the simple estimate of the economic capital of each Company considered on its own. In this perspective, the valuations were carried out considering the two Companies as separate entities and therefore ignoring all the strategic, operational and financial synergies expected from the merger, as well as the question of control premiums/minority discounts associated with the possession of equity interests.

•	Telecom Italia has been valued applying, as the basic method, the criterion known as the Sum of Parts (SOP) method, which it is standard market practice to use to estimate the value of a group operating in several sectors. Under this method the value of a company’s economic capital is calculated as the sum of the values of its separate units, in the sense of economic entities that can be valued independently and suitably adjusted to take account of the company’s net financial position and minority interests where material as well as other factors such as off-balance-sheet items and potential tax benefits. It was considered appropriate to use this method in view of the numerous areas in which Telecom Italia is active. As regards the single units, the Board of Directors of Olivetti decided that it was advisable to value each of them using the methods deemed most appropriate to each situation. In particular, the valuation of the principal units was based primarily on the Discounted Cash Flow method, following the logic of determining the fundamental value for the financial investor, on the basis of the following methodological approach:

•	reference was made to the cash flows of the individual units as set out in the economic and financial plans drawn up by Telecom Italia;

•	the growth rates used for the financial projections beyond the time horizon of Telecom Italia’s business plan and for the calculation of the terminal value reflect growth prospects consistent with the relevant market benchmarks; the terminal value, determined on the basis of the flows estimated in the manner indicated, is basically consistent with the multiples implicit in the current prices of comparable companies;

•	the weighted average cost of capital (WACC) was calculated on the basis of a capital structure basically in line with the present one.

The remaining activities (not valued applying the Discounted Cash Flow method), which have a limited weight within the overall valuation, have been valued using the stock market price method for companies listed on regulated markets and/or the market multiples method, with use also made for testing and control purposes of financial statement values and the values published in analysts’ research reports on such companies, where available.

•	Olivetti has been valued applying, as the basic method, the Net Asset Value (NAV) criterion—an approach substantially equivalent to the Sum of Parts criterion from a methodological point of view—since commonly considered the most suitable for the valuation of a holding company without significant operations. At the basis of the NAV criterion, the value of the economic capital of a company is determined as the sum of the values of the equity investments and of its other assets, appropriately adjusted to take into account the net financial position of the company and third party interests where significant, as well as other aspects, including those relative to the central costs of the holding, off-balance sheet items and potential tax benefits. In the specific case, for the purposes of such computation, the principal equity investment is that in Telecom Italia, which has been valued using the Sum of Parts method (described above), adjusted for the effect of the distribution of reserves planned for June 2003. The other equity investments and assets were valued using the Discounted Cash Flow method (Olivetti Tecnost), the stock market price method for companies listed on regulated markets and/or the market multiples method, with use also made for testing and control purposes of financial statement values and the values published in analysts’ research reports on such companies, where available. To the sum of the values of the assets and the Tax Asset, described more fully below, was added the value of the net financial position as of December 31, 2002, adjusted for the effect of Telecom Italia’s distribution of reserves planned for June 2003. Finally, account was taken of the pro forma effect of the conversion of the “Olivetti 1.5% 2001-2010 convertible con premio al rimborso” convertible bonds, consistently with the fully-diluted method, which assumes the conversion into ordinary shares (the price of such conversion, equal to Euro 1 per bond, is lower than the value of the economic capital per Olivetti ordinary share obtained using the Net Asset Value valuation method).

•	In addition, the Board of Directors of Olivetti has tested the ratio of exchange for shares resulting from the application of the above methods by using, as the control method, the stock market prices method. This method expresses the value of the enterprise on the basis of the share prices negotiated on regulated stock markets. In particular, the stock market prices method is considered significant when the average volumes traded are large, since in such circumstances the value attributed by the market represents a reference which is certainly of significance in the relative assessment of profiles of profitability, patrimonial solidity, growth prospects and riskiness. In applying this method it is necessary to strike a balance between the need to mitigate the volatility of daily share prices by considering a sufficiently long period and the need to use recent data that are indicative of the market values of the companies in question. Since both Telecom Italia and Olivetti are listed on Borsa Italiana’s MTA electronic share market and are among the largest Italian companies in terms of market value, the Board of Directors considered that the stock market prices of their securities constituted a reliable benchmark and reference was made to the average exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) obtaining in the market in different periods prior to the day on which Borsa Italiana S.p.A. suspended trading in the Olivetti and Telecom Italia securities in view of the forthcoming announcement of the Operation (data as of March 7, 2003 and the weighted averages of the official prices in the preceding 1, 3, 6 and 12 months).

In the application of the valuation methods described above, the Directors of Olivetti have taken into account the following:

•

The valuations of the tax assets generated from the adjustments to the values of the controlling equity investments held by Olivetti and Telecom Italia in, respectively, Telecom Italia itself and Seat Pagine Gialle have been made on the basis of the expected taxable income and limits effectively utilizable by the Companies, independent of the realization of the merger operation. In this respect, it should be noted that: (a) the adjustments made to the investment in Telecom Italia were made to obtain tax benefits not otherwise available; (b) those regarding Seat Pagine Gialle, of an economic nature, are, among other things, the result of the decision of Telecom Italia to consider no longer strategic the Directories business of Seat Pagine Gialle. This has been taken into account in the application of the SOP and NAV methodologies used, respectively, for Telecom Italia and Olivetti.

•	Since there are no Olivetti savings shares as of today, the hypothesis has been made that the quotations of the savings shares of the Company Resulting from the Merger may reflect a discount analogous to that recognized by the market to the Telecom Italia savings shares with respect to the ordinary shares. This discount was quantified in the measure of 33% as illustrated below in paragraph 6. This has been taken into account in the determination of the ratio for the exchange of shares applicable to the Telecom Italia savings shares, calculated applying both the basic SOP and NAV methods and the stock market price method.

•	In the determination of the values attributed to Olivetti, the Directors decided not to calculate the NAV on the basis of the current stock market prices of the investment held by Olivetti in Telecom Italia since, in the contest of a valuation made to determine an exchange ratio, having considered appropriate the valuation of Telecom Italia on the basis of the fundamental methodology (SOP), the valuation of the investment Telecom Italia within the context of the valuation of Olivetti with the NAV method must also be based on a fundamental methodology, in order to assure the homogeneity of criteria adopted and the overall reliability of the valuation conclusions. On the contrary, the calculation of the NAV of Olivetti based on the stock market quotations of Telecom Italia would be characterized, apart from the lack of homogeneousness of the criteria adopted, also by the high volatility determined by the financial lever present in Olivetti, which would render the resulting valuation unreliable.

•	The Olivetti own shares and the Olivetti shares held by the subsidiary Olivetti International S.A. have been valued at the implicit final value resulting from the Net Asset Value of Olivetti.

•	The values attributed to Olivetti and Telecom Italia for the purpose of determining the ratio for the exchange of shares take account of the planned distribution of reserves by Telecom Italia up to a maximum of about Euro 1,333 million, since the timing of the merger provides that the share exchange will take place subsequent to the payment of these reserves.

•	Lastly, account was taken in determining the exchange ratio of the eventuality of the exercise of financial instruments giving rise to the subscription of Olivetti and Telecom Italia shares (stock options, convertible bonds and warrants) exclusively to the extent that their exercise was reasonable likely in the light of the related economic and financial benefits.

The choice of the methods and valuation criteria adopted by the Board of Directors of Telecom Italia is substantially in line with that adopted by the Olivetti Board, with the clarification that the Telecom Italia Directors have used, with equal weight, the stock market price method (as the principal method) and the Sum of Parts method (as the control method).

5.	VALUATION PROBLEMS ENCOUNTERED BY THE DIRECTORS

In making the valuations, as described in their report, the Olivetti Directors encountered the following main difficulties:

•	The valuations were made assuming that the present tax system will remain in force in the future. The tax reform under way envisages a series of changes (including new rates, consolidation for tax purposes and the abolition of Dual Income Tax, etc.), whose effects are difficult to assess.

•

The estimation of the value of the savings shares assigned by the Company Resulting from the Merger for the purpose of the exchange was based on the differential found between the stock market prices of Telecom Italia ordinary and savings shares. As explained in detail in the report, the decision to differentiate the estimated values of the shares of different classes according to the differences between their market prices is consistent with standard practice in this field. However, even though in the case in question there were no objective elements permitting any other solution, some empirical analyses have shown that the differentials between the prices of ordinary and savings shares tend to be larger for companies, such as the Company Resulting from the Merger, where control is contestable. In such cases, in fact, the importance of the administrative rights exceeds that of the property rights. This principle, however, is not applicable objectively to the case in question in the absence of historical data regarding Olivetti and it would only be possible to estimate its effects generically on the basis of data regarding comparable companies. Acting in the opposite direction to the foregoing, is both the increase in the property rights attached to the savings shares as a result of the planned introduction of more extensive property rights which will be introduced with the Meeting called to deliberate the Merger and the fact that to each Savings Shareholder of Telecom Italia will be assigned, for each Telecom Italia savings share held, more than one savings share of the Company Resulting from the Merger (in proportion to the exchange ratio).

•	The own shares held by Olivetti and the Olivetti shares held by the subsidiary Olivetti International S.A., which can be likened to own shares, were valued on the basis of the overall economic value of Olivetti itself. This approach assumes that the economic value is the same as the realizable value, i.e. the market value, of the shares in question, an assumption that has not always been true in practice. However, the valuation method adopted comes close to one of the technical solutions suggested by the literature and practice, which recommend treating own shares as early retirement of capital and accordingly setting their value equal to zero and calculating the value per share with reference to a smaller number of shares than the total issued, equal to those actually in circulation.

•	At the present time it is not possible to make an accurate forecast of the outcome of the proposed disposal of the new company that will be created as a result of the spin-off of Seat Pagine Gialle. It is nonetheless considered, in view of the percentage of Telecom Italia’s overall value accounted for by its equity investment in Seat Pagine Gialle, that the disposal cannot produce effects requiring the exchange ratio to be changed.

•	In view of the size of the holding in Telecom Italia, the Directors of Olivetti, with the help of the Advisor, have made a careful analysis of the arguments put forward by some institutional investors regarding the application of the NAV method to Olivetti, as a holding company whose most important asset is the holding in Telecom Italia and with special reference to the appropriateness of valuing that holding on the basis of stock market prices. Given the purpose of the valuation, the Directors, whilst recognizing the complexity of the question, have decided to adopt uniform criteria for both the Companies and thus to use for the valuation of Olivetti the same method used for the valuation of Telecom Italia (Sum of Parts).

6.	RESULTS OF THE VALUATION PERFORMED BY THE DIRECTORS

In the light of the indications provided by JPMorgan, the Board of Directors of Olivetti, using the principal method (SOP and NAV) has identified the following estimated interval of the ratio for the exchange of shares, calculated as a quotient between the value estimated per Telecom Italia shares and the value estimated per Olivetti shares (rounded data):

	Minimum	Mean	Maximum
	(Exchange ratio)
Olivetti ordinary shares per Telecom Italia ordinary share	6.6	6.9	7.2
Olivetti savings shares per Telecom Italia savings share	6.6	6.9	7.2

In particular, the above reflects, allocated in the respective categories of “Minimum, Mean and Maximum”, the ratios between the following values of the shares of the Companies involved in the merger (rounded data):

	Minimum	Mean	Maximum
	(Euro)
Value per Telcom Italia ordinary share, after distribution of reserves(a)	8.1	8.6	9.1
Value per Telcom Italia savings share(b)	5.4	5.8	6.1
Value per Olivetti ordinary share(c)	1.13	1.26	1.39
Value per Olivetti savings share(d)	0.76	0.84	0.93

a)	Minimum, mean and maximum values of Telecom Italia ordinary shares determined using the principal method SOP, adjusted for the effect of the distribution of the reserves planned for month of June 2003.
b)	Minimum, mean and maximum values of Telecom Italia savings shares calculated on the basis of the average market discount of the last month prior to the announcement of the Operation (March 7, 2003), equal to circa 33%, which is in line with the discount on the last trading day of Olivetti and Telecom Italia shares before March 7, 2003, and substantially in line with the average discount of the last 3, 6 and 12 months.

c)	Minimum, mean and maximum values of Olivetti shares determined using the NAV method.
d)	Minimum, mean and maximum values of the savings shares of the Company Resulting from the Merger, calculated assuming the above discount of 33% relative to the savings shares of Telecom Italia.

The minimum, mean and maximum values of the Telecom Italia ordinary shares, determined using the principal method SOP, prior to the distribution of the reserves planned for the month of June 2003, are the following (rounded data):

	Minimum	Mean	Maximum
	(Euro)
Value per Telcom Italia ordinary share	8.3	8.8	9.3

The above results were tested by analyzing the target prices identified by financial analysts. The research reports published by specialized institutes and investment banks available at March 7, 2003, which gave a sample of 20 target prices for the Telecom Italia ordinary share, showed a mean value of Euro 9.2 per Telecom Italia ordinary share, a value within the above range.

Moreover, in order to test the accuracy of the exchange ratio obtained in the manner described above, the Board of Directors of Olivetti, with the help of its Advisor, made a further test using the method based on stock market prices, on the basis of the ratio between the average exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) obtaining in the market in different periods prior to the last trading day of Olivetti and Telecom Italia shares before the suspension of trading by Borsa Italiana S.p.A. in view of the forthcoming announcement of the Operation (data as of March 7, 2003 and averages weighted for the preceding 1, 3, 6 and 12 months), which evidence the following (taking account of the necessary roundings):

	Telecom Italia(1)	Olivetti	Exchange Ratio
	(Euro)	(Euro)
March 7, 2003	5.7	0.9	6.7
Average - 1 month	6.3	0.9	7.0
Average - 3 months	6.8	1.0	6.9
Average - 6 months	7.2	1.0	7.1
Average - 12 months	7.6	1.1	6.9

(1)	Value adjusted for the effect of the distribution of reserves planned for the month of June 2003.

The following table evidences the minimum, mean and maximum exchange ratios (Olivetti ordinary shares for Telecom Italia ordinary share) expressed by the stock market detailed above (rounded data):

	Minimum	Mean	Maximum
	(Exchange ratio)
Olivetti ordinary shares for Telcom Italia ordinary share	6.7	6.9	7.1

The above figures are consistent with the exchange ratio established using the main valuation method. It should be noted that the stock market price method cannot be used to test the exchange ratio for the savings shares owing to the non-existence of Olivetti savings shares. Nonetheless, in the light of the arguments put forward in paragraph 4 above regarding the hypothesis of a basically unchanged discount for the savings shares of the Company Resulting from the Merger with respect to its ordinary shares compared with that recorded by Telecom Italia’s savings shares, the consistency of the exchange ratio established using the main valuation method can also be confirmed for the savings share ratio.

7.	DETERMINATION OF THE EXCHANGE RATIO

The Directors of Olivetti, taking account of the indications provided by JPMorgan and after examining the results of the application of the above-mentioned valuation methods, have thus reach a valuation of the ratio existing between the economic values of the two Companies involved in the merger, which has then been compared with the conclusions reached by the Board of Directors of Telecom Italia, taking into account the indications provided by Lazard and Goldman Sachs.

At the end of the valuation process, the Board of Directors of Olivetti and the Board of Directors of Telecom Italia have established that the “natural” exchange ratio on the basis of which to determine the assignment of the shares of the Company Resulting from the Merger is:

7 Olivetti shares, assuming the current par value of Euro 1.00 each for every

1 Telecom Italia share, assuming the current par value of Euro 0.55 each

The exchange ratio will be the same for both the Telecom Italia ordinary shares and for the Telecom Italia savings shares. To this “natural” exchange ratio will correspond a different assignment ratio, made necessary by the decision to carry out the exchange through the redistribution of the capital of the Company Resulting from the Merger, as summarized in paragraph 2 above.

8.	WORK PERFORMED

The work performed on the documentation utilized as described in the preceding paragraph 3 is summarized as follows:

•	Analysis of the reports and the work papers of the audit firm Reconta Ernst & Young on the Company financial statements and the consolidated financial statements of Olivetti and of Telecom Italia as of December 31, 2002.

•	Analysis of the valuation criteria used for the preparation of the Company financial statements and consolidated financial statements of Olivetti and Telecom Italia as of December 31, 2002, to determine the consistency thereof or to assess the effects of any inconsistencies.

•	Obtaining information from Management regarding events subsequent to the closing of the 2002 financial statements which could have a significant effect on the determination of the values object of this examination.

•	Discussion with the Management of the Companies involved in the merger regarding the criteria used for the preparation of the Group Business Plan of Telecom Italia and the condensed Business Plan of Olivetti Tecnost, the uncertainties and limitations inherent in all forecasts being understood. In particular, we have examined the principal characteristics of the forecasting process and the methodological coherence of the process itself, also with regard to the comparability of the data obtained, taking into account the specificity and characteristics of the Companies involved.

•	Verification of the stock market prices referring to the shares of the Companies involved in the merger, considered important in connection with the determination of the ratio for the exchange of shares.

The work performed with reference to the methods of determination of the ratios for the exchange of shares is summarized as follows:

•	Critical examination of the valuation methods adopted and of all elements considered necessary to determine whether such methods were technically appropriate, in the specific circumstances, to determine the economic values of the two Companies involved in the merger in relation to the ratio for the exchange of shares.

•	Participation in meetings with JPMorgan in order to obtain information regarding the work they performed and the calculations they made.

•	Comparison between the procedures and results obtained by the Advisor of Olivetti with those of the Advisors of Telecom Italia.

•	Verification of the completeness and uniformity of the procedures followed by the Directors of Olivetti in the determination of the ratio for the exchange of shares.

•	Verification that the valuation methods were applied in the uniform way.

•	Verification of the consistency of the data utilized with respect to the reference sources and with the “Documentation utilized” described in the preceding paragraph 3.

•	Verification of the mathematical accuracy of the calculation of the ratio for the exchange of shares performed through the application of valuation methods adopted by the Directors of Olivetti also on the basis of the indications of JPMorgan.

•	Sensitivity analyses in relation to the valuation methods adopted with the objective of verifying the extent to which the ratio for the exchange of shares are influenced by changes in the hypotheses and parameters.

9.	COMMENTS ON THE SUITABILITY OF THE METHODS USED AND THE VALIDITY OF ESTIMATES PRODUCED

With reference to the present engagement we believe it appropriate to emphasize that the principal purpose of the Directors’ decisional process was to arrive at an estimate of the relative economic values of the individual Companies involved in the merger by applying uniform criteria for the purpose of the determination of the ratio for the exchange of shares. The estimate, therefore, is not suitable for other purposes.

That being stated, we bring to the attention of the Shareholders the following:

•	The ratio for the exchange of shares has been determined, as suggested by business doctrine and generally applied in professional practice, on the basis of the comparison of the values attributed to each of the Companies involved in the merger on a going concern basis, that is excluding, in general, considerations of any synergies deriving from the integration of the activities of the two Companies. In particular, with reference to the tax assets, these have only been considered for the part recoverable by the Companies involved in the merger on a stand-alone basis, as described in the following paragraph.

•	The determination of the relative economic values of the Companies involved in the merger include the value of the tax benefits deriving from the write-down of investments, in particular those relating to the write-down of Telecom Italia in Olivetti and of Seat Pagine Gialle in Telecom Italia. Such value has been calculated at the present value of the tax savings utilizable by Olivetti and Telecom Italia, on the basis of forecast taxable income, on a stand-alone basis. The cited valuations, and, more generally, all the assumptions of a fiscal nature considered, are based on current fiscal legislation and therefore exclude consideration of future developments deriving from the tax reform in process. This approach seems acceptable since it allows for a reasonable valuation of the position, without taking into consideration future effects not presently reasonably quantifiable. More specifically, we believe it to be correct that no account has been taken of the eventual benefit of a complete and more rapid recovery of the tax benefit which should derive from the merger. In fact, such benefit should be shared with the shareholding structure of the Company Resulting from the Merger and, prior to the merger, does not represent for either the Absorbing Company or the Absorbed Company an asset that can be ascribed directly and exclusively to one of these.

•	The savings shares which will be issued by the Company Resulting from the Merger in favor of the Telecom Savings Shareholders will have more extensive property rights than those enjoyed by Telecom Italia savings shares presently in circulation and on which was calculated the spread, both with regard to the extent of the privilege in the distribution of reserves which will be introduced statutorily by the Telecom Italia General Meeting called to deliberate the merger and for the improvement of the basis on which the privilege will be quantified in absolute value terms; in fact, to each Telecom Italia Savings Shareholder will be allocated for each Telecom Italia savings share more than one savings share of the Company Resulting from the Merger (as a result of the allocation ratio through which the ratio for the exchange of shares will be satisfied). The estimate of the value of the savings shares allotted to the Company Resulting from the Merger has been effected by reference to the spread between the quotations for Telecom Italia ordinary and savings shares. In this regard we bring to your attention that the methodology adopted by the Olivetti Directors presents the limits inherent whenever an empirical method is used, even if it appears to be the only one with the quality of a degree of objectivity otherwise lacking. Furthermore, the creation of one new Olivetti savings share with the characteristics described above and the lower takeover risk of the Company Resulting from the Merger compared to Telecom Italia, constitute a further limit on the utilization of the spread on which the ratio for the exchange of the savings shares of the Company Resulting from the Merger and Telecom savings shares has been defined. However, the method used, even with the above-mentioned limits, is considered to be the most appropriate in the circumstances and, in any event, the most objective.

•	The approach used to value the own shares and the Olivetti shares owned by Olivetti International S.A. assumes that economic value and the realizable value are substantially in line. The simplification implicit in the method adopted seems, however, acceptable.

•	Following the decision taken by Telecom Italia no longer to consider as strategic the “Directories” business of Seat Pagine Gialle, such investment has been written down to reflect a permanent loss of value. In the light of the impact of the investment in Seat Pagine Gialle on the total value of Telecom Italia and of the information available as of today, we agree with the Directors of Olivetti in considering that such disinvestment should not reasonably have effects such as to require modifications to the ratio for the exchange of shares. However, we point out that only when the disinvestment has been concluded will it he possible to evaluate fully the correctness of such assumption.

•	The values attributed to Olivetti and Telecom Italia take into account the planned distribution of reserves by Telecom Italia, up to a maximum of approximately Euro 1,333 million. This relates to the distribution of reserves forming part of shareholders’ equity not tied to the results for 2002. This approach is to be considered correct and consistent with the methodological approach followed in the valuation under consideration.

•	The methods adopted by the Directors of Olivetti are commonly accepted and utilized, both nationally and internationally. We believe that such methods, in this specific case, have adequately taken into account the characteristics of the Companies being valued and the factors which are significant to the valuation itself. In particular, in the application of the analytical methodologies used to value the two Companies (SOP for Telecom Italia and NAV for Olivetti), the numerous operational areas of the Telecom Italia Group and the fact that the controlling interest held by Olivetti in Telecom Italia represents the most significant component of its assets have been taken into consideration. Furthermore, we have verified the substantial uniformity in application of the valuation process and the consistency of the methods. Finally, we point out that the Directors of Telecom Italia have also utilized substantially equivalent methods (even if with the inversion between the principal method and that of control), which confirms the acceptability of the valuation approach adopted.

•	In the development of the valuations, the individual components have been valued by the Directors of Olivetti on the basis of the methodologies considered suitable in the circumstances. In particular, even with the different gradations of the two analytical valuation methods adopted (NAV and SOP), the Discounted Cash Flow (DCF) method has been consistently used for the valuation of the principal activities of both Companies. This method is generally considered to be the most rational of those alternatively used. However, it is to be noted that the implicit difficulty in expressing an opinion on the realizability of economic forecasts on which the DCF method is constructed is inherent in every forecasting process. On the whole, however, the forecasts seem to have been developed through a rigorous and methodologically coherent process. In particular, for Telecom Italia such forecasts are based on the detailed Business Plan 2003-2005.

•	Considering that both Companies involved in the merger have a high stock market capitalization and a high flotation and that both Companies represent a significant share of the total capitalization of Mibtel and Mib3O, the utilization of stock market prices over a sufficient period of time, as performed in the case under examination, is considered to be a particularly important parameter and in any event necessary at least as a point of comparison and control. Moreover, it is to be noted that the difficulties is fully assessing the potential incongruities originating, on the one hand, from a depressed stock market and, on the other, from the possible gaps between quotations and absolute values represents an inherent limitation in the valuation process; however, this difficulty is mitigated by the convergence in the ratios for the exchange of shares provided by the methods used. Moreover, we agree with the reasons provided by the Directors of Olivetti in support of the utilization of the NAV method for not considering the current stock market value for the valuation of Telecom Italia. This because the inclusion of current market quotations in a valuation made with the NAV method, in the presence of significant controlling interests, can originate incongruities for the possible high volatility of the quotations (with a distortive effect on the exchange ratio) and, in this specific case, a lack of homogeneity of criteria, which is certainly inappropriate when the objective is the estimate of an exchange ratio and not the estimate of absolute values.

•	The Directors, in the determination of the exchange ratio, have performed an analysis of the effects which can be reasonably foreseen of the possible exercise of the right of withdrawal by Olivetti Shareholders, and have considered that, also on the basis of the stock market trends of the significant period already elapsed, the outcome of such withdrawals will not be such as to render necessary a modification of the exchange ratio. As a result of the checks performed, we believe we are in a position to agree with the Directors’ considerations supporting their decisions.

Similar considerations could be made with regard to the effects which the planned OPA on Telecom Italia shares could determine. The simulations performed independently by us on the possible outcomes of the OPA, the results of which, however, are also linked to the extent and conditions of the eventual withdrawals, confirm that the fairness of the exchange ratio cannot be significantly influenced.

•	The sensitivity analyses we performed to evaluate better the impact of the variations in the different hypotheses and parameters assumed, always within the context of the valuation methods adopted, confirm that the results reached by the Directors are reasonable and not arbitrary.

10.	SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITOR IN CARRYING OUT THE ENGAGEMENT

Notwithstanding the complexity of the problems faced in the course of our activity, we did not encounter any limitations or difficulties in the performance of this engagement worthy of specific mention in this Section of our report.

11.	CONCLUSIONS

On the basis of the documentation examined and the procedures described above and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors also on the basis of the indications of their Advisor are, under the circumstances, reasonable and not arbitrary and have been correctly applied by them in the determination of the ratio for the exchange of shares contained in the proposed merger project.

DELOITTE & TOUCHE ITALIA S.p.A.

/s/    VINCENZO CEPPA

Partner

Milan, Italy

April 22, 2003

Annex H

English Translation of Report of Professor Angelo Provasoli

to Olivetti dated April 14, 2003

REPORT ON THE SHARE EXCHANGE RATIOS IN THE

MERGER OF TELECOM ITALIA S.P.A. INTO OLIVETTI S.P.A.

Professor Angelo Provasoli

(Università L. Bocconi)

1.	THE ENGAGEMENT

In the matter of the merger of Telecom Italia S.p.A. into Olivetti S.p.A., I was asked at the conclusion of the valuations performed by Olivetti’s Advisor, JP Morgan, to express a professional opinion concerning the consistency and appropriateness with respect to the purpose of the operation of the valuation methodologies applied in determining the exchange ratio, taking account of the relevant literature and practice.

In accordance with the engagement conferred, the analysis performed did not enter into the merits of the application of the valuation methodologies adopted by the Advisor.

2.	VALUATIONS FOR MERGER PURPOSES

To begin with, it is necessary to observe that the merger raises a complex valuation problem whose initial prerequisite is the valuation of the individual companies directly involved in the operation and whose final objective is the determination of the exchange ratio between their shares.

It follows that the ultimate objective of the valuations for a merger is to obtain essentially comparable values for the calculation of the exchange ratio.

Consistently with this objective, and in accordance with standard practice in this field, a uniform yardstick must be adopted throughout the whole valuation process in order to protect the interests of the shareholders of the company being absorbed and of the absorbing company.

The adoption of a uniform yardstick does not necessarily mean that identical valuation methods must be used for all the companies directly or indirectly involved in the merger, especially if they operate in different sectors, but rather that there must be the same approach to valuation.

In the case considered here, it is possible to confirm that in determining the exchange ratio uniform valuation criteria were adopted both for the principal valuation methodologies and for those used for control purposes.

It should also be noted that in a merger the calculation of the values of the companies participating therein and, consequently, of the exchange ratios must have the pre-eminent objective of preserving for the shareholders directly involved in the exchange the value of the investment held. Where the shares are listed on regulated markets and also have a large float, this objective is achieved by paying due consideration to the expectations of financial investors, expectations that under the assumptions adopted are normally reflected in the behavior of stock-market prices, above all where the shareholders involved in the exchange own holdings not included in the controlling interest.

In the case examined the Advisor calculated the absolute and relative values of the shares of the companies involved in the merger with a variety of methodologies, divided into principal methodologies and those used for control purposes.

The former, with some exceptions suggested by the specific characteristics of the activities carried on by marginal business units, involve fundamental analysis, in that they are based on estimation and discounting of expected unlevered cash flows for aggregated business segments. The manner of applying these methods, in accordance with the conceptual approach mentioned above, appears directed towards capturing and expressing in the reference data the economic and financial prospects either known to financial investors or that they have estimated or can estimate. The control methodology, used to test the results obtained from applying the principal methodologies, refers to stock-market prices.

The valuations of the two companies directly involved in the merger, in accordance with the prevailing practice designed to protect the property rights of minority shareholders, were formulated, moreover, on a stand-alone basis. In other words, the synergies deriving from the merger were not taken into account for the purposes of determining the exchange ratios. In addition, for the same reasons and, again, as suggested by the literature and practice concerning valuations for merger purposes, the valuations were performed without considering control premiums / minority discounts connected with the ownership of interests by the companies directly involved in the operation.

3.	THE VALUATION METHODOLOGIES USED AND THE EXCHANGE RATIO

The absorbing company, Olivetti S.p.A., operates mainly in the telecommunications sector through its subsidiary Telecom Italia S.p.A.

The latter, together with its subsidiaries, is the technological and market leader in all the segments of wireline and mobile telephony. It also constitutes Olivetti’s principal asset.

The company being absorbed is Telecom Italia S.p.A., referred to above.

For the reasons stated, the valuation of Telecom Italia is the critical aspect of the procedure serving to determine the exchange ratio in the merger in question.

From the methodological point of view, this means that the methods adopted in the autonomous valuation of Telecom Italia must also be adopted for the purposes of valuing Olivetti’s investment in Telecom Italia.

Moreover, where available information permits, in keeping with the general principle set forth above, the values of Olivetti’s main investee companies must also be estimated with consistent methods, possibly analogous to those adopted in valuing Telecom Italia and its subsidiaries in the different segments.

For the purposes of determining the exchange ratios of ordinary and savings shares, the values per share of Telecom Italia ordinary and savings share, as will be reported below, were calculated in proportion to the ratio between the stock-market prices of the two classes of shares.

The values per share of Telecom Italia and Olivetti shares, calculated using both the principal methodology and the control methodology, were determined taking account of the dividend payment planned for June 2003. The values per share were also determined using the so-called fully-diluted method.

The utilization of analytical valuation methodologies as the principal methodologies appears consistent with the literature and practice regarding valuations for merger purposes.

In more detail, the methodologies adopted in valuing the business segments of Telecom Italia can be summarized as follows:

Business segment—company
Core Business Telecom Italia S.p.A. and other domestic wireline assets	Financial method (unlevered DCF)
Mobile Telephony	Financial method (unlevered DCF)
Seat (Internet and media)	Financial method for “Directory” segment (unlevered DCF) and market multiples for other segments
Information Technology	Market multiples
Companies operating in Latin America	Market values and mulitples
Other business segments	Market multiples and negotiated prices
Net financial position	Book value
Off balance sheet (Seat put and expected pension charges)	Net present value
Tax Asset	Net present value

The table above shows that the individual business segments of Telecom Italia were valued separately and autonomously.

The most important business segments within the Telecom group, as mentioned earlier, were valued using an unlevered financial method that is well known in the literature and widespread in practice. As mentioned, it was applied with an approach attaching particular importance to the prospects of financial investors.

Its use appears consistent with the purposes of the valuations in question.

In particular, the principal methodological approaches informing the application of the DCF method to the concept of “fundamental value for the financial investor” include the following:

(i)	the forecasts of the financial flows within the horizon of Telecom Italia’s business plan are those formulated by management and the essential data thereof are known to the financial markets;

(ii)	the growth rates used for the purposes of the financial projections beyond the horizon of Telecom Italia’s business plan and for the purposes of calculating the terminal value reflect growth prospects consistent with the market benchmarks. The terminal value calculated by the Advisor is therefore basically consistent with the multiples implicit in the current market prices of comparable companies;

(iii)	the weighted average cost of capital was calculated on the basis of financial structures of the companies broadly in line with the present ones (not targets) and taking into account risk premiums derived from the expected rate of return implied by the market prices on the valuation date.

As a consequence of this methodological approach, the value that was determined basically reflects reasoned expectations of a financial investment in the capital of Telecom Italia.

The tax variable considered in calculating the cash flows and the cost of capital is that determined on the basis of the tax rules in force today. The trends reflected in the recently approved reform (diminution of the corporate income tax rate, gradual abolition of the regional tax on productive activities and of the dual income tax, introduction of consolidation for tax purposes, etc.) were not taken into account. It has been noted that it is difficult to translate the effects of these trends into estimated values, given the great uncertainty surrounding the timing and manner of the application of the new tax system, for which the implementing measures envisaged by the enabling law have yet to be issued.

The business segments/companies of relatively minor importance were valued with market methods. These estimate the market value of the business considered on the basis of ratios between stockmarket prices of the shares and performance indicators per share of comparable companies and on the basis of prices established in specific transactions. For the reasons given above, in recent times these methods have been widely used and appear acceptable especially for the valuation of business segments/companies for which estimates of medium-term cash flows to refer to in constructing “fundamental” economic values are unavailable, precisely as in some of the cases considered by the Advisor.

For the purposes of the estimation, the net financial position was assumed to be equal to book value. This assumption presupposes broad equivalence between the contractual terms of the debt and current and expected market conditions.

Other assets and liabilities, marginal in terms of the overall valuation, were valued in accordance with conceptually appropriate criteria and in line with practice.

The overall valuation of Telecom Italia was also checked in the light of the findings of research carried out by the main investment banks in the last six months. This check corroborates the congruity of the result of the valuation and confirms the overall orientation of the valuations as reflecting the fundamental values for financial investors.

The valuation of Olivetti S.p.A. was performed on an analytical basis. In particular, the valuation of business segments/companies and surplus assets was performed with the methodologies summarized in the following table:

Business segment—company
Telecom Italia holding	In proportion to the value determined with the methods described earlier
Tecnost	Financial method (unlevered DCF)
/Market multiples
Financial investments	Market values
Own shares	Implicit economic value of Olivetti
Net financial position	Book value
Tax Asset	Net present value
Central holding costs	Net present value

The table shows that the absorbing company’s main assets, first and foremost the holding in the company being absorbed, were valued with the financial method, which is to be appreciated for the reasons already stated.

The other assets and liabilities were valued using methodologies consistent with standard practice.

In the light of the foregoing considerations, it is possible to conclude that the methodologies used for the valuation of the absorbing company are fully homogeneous with the methodologies used for the valuation of the company being absorbed.

In estimating the value of Olivetti, the tax variable was also considered in the same terms described earlier in connection with the valuation of the company being absorbed.

Furthermore, in the valuation of Olivetti account was taken of the estimated tax benefits (Tax Asset) arising from the writedown of the investment in Telecom Italia recorded in Olivetti’s financial statements at 31 December 2002.

For the purposes of the valuation, the net financial position was assumed to be equivalent to the book value at the reference date of the valuation, with account also taken of the dividends being distributed by Telecom Italia.

The treasury stock held by Olivetti (through Olivetti International S.A.) was valued on the basis of the overall value of Olivetti, determined as described above. This solution assumes that the value considered is equivalent to the market value of the shares in question. Such equivalence is not automatic. In any event, the result obtained following the described approach was verified by the Advisor using the prevailing valuation practice, which treats treasury stock as early retirement of capital.

* * *

The exchange ratio resulting from the application of the principal methodologies was checked, as mentioned, with the direct stockmarket price methodologies. To this end, the Advisor determined the average prices for periods of various duration and also selected an individual price before the announcement of the operation and then calculated the ratios.

As remarked above, ratios between the values of the shares of companies involved in a merger, as expressed by regulated financial markets, are particularly significant when, as in the case in question, both companies are listed, the floats are substantial and the average daily volumes traded are high. When such circumstances obtain, the prices established are important composite indicators for the assessment of the relative attractiveness in terms of profitability, risk, growth, liquidity, etc., of the financial investments being compared.

Under Italian law, moreover, examination of stock-market prices is an important aspect that cannot be ignored in the valuation process. For the purposes of determining the value of listed firms, Italian law often makes reference to the stock-market prices (for example, in the case of withdrawal of shareholders, in capital increases with the exclusion of the right of pre-emption, in complete-acquisition tender offers, and in the right of acquisition referred to in Article 111 of the Consolidated Law on Financial Intermediation).

In the case in question, the Advisor applied the direct stock-market price methodology referring to prices observed at different times and in different periods consistent, however, with the announcement of the operation (7 March, average of the preceding month, average of the preceding three months, average of the preceding six months, average of the preceding twelve months).

The exchange ratios expressed by the stock market for the different time horizons considered fall within a very small range around the exchange ratio obtained using the principal methodology.

As regards the determination of the exchange ratio, it is necessary to observe that the capital of Telecom Italia consists of both ordinary and non-convertible savings shares, whereas that of Olivetti consists exclusively of ordinary shares.

The value of the savings shares that will be issued by Olivetti for the purposes of the exchange was determined on the basis of the price differential found between Telecom Italia ordinary and savings shares.

The decision to differentiate the estimated values of the shares of different classes according to the differences between their market prices is fully consistent with standard practice in this field. However, even though in the case in question there were no objective elements permitting any other solution, some empirical analyses in the past have shown that the differentials between the prices of ordinary and savings shares tend to be larger for companies, such as Olivetti, where control is contestable. In such cases, in fact, the importance of the administrative rights exceeds that of the property rights. This principle, however, is not applicable objectively to the case in question in the absence of historical data regarding Olivetti (its effects can only be estimated on the basis of data regarding comparable companies). This circumstance was pointed out by the Advisor in describing the difficulties of making the valuation.

In conclusion, the analysis of the methodologies utilized and the overall conceptual approach adopted by the Advisor permit a positive opinion to be given concerning the appropriateness of the valuation criteria adopted for the purposes of the exchange and the logical and economic consistency of their application.

Milan, 14 April 2003.

Professor Angelo Provasoli

Annex I

English Translation of Report of the Olivetti Board

to Shareholders dated April 15, 2003

Report of the Board of Directors of Olivetti S.p.A.

on the plan for the merger of

Telecom Italia S.pA.

into

Olivetti S.p.A.

Milan, April 15, 2003

The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail.

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.

The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States

***

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Report of the Board of Directors of Olivetti S.p.A.

of 15 April 2003

on the plan for the merger of

Telecom ltalia S.p.A.

into

Olivetti S.p.A.

pursuant to Article 2501-quarter of the Civil Code

and Article 70(2) of Consob Regulation 11971/1999

CONTENTS

1.	DESCRIPTION OF AND REASONS FOR THE OPERATION

2.	THE VALUES ATTRIBUTED TO OLIVETTI AND TELECOM ITALIA FOR THE PURPOSE OF DETERMINING THE EXCHANGE RATIO

3.	THE EXCHANGE RATIO ESTABLISHED AND THE METHODS USED IN DETERMINING IT

4.	PROCEDURE FOR ASSIGNING THE SHARES OF THE COMPANY RESULTING FROM THE MERGER

5.	DATE ON WHICH THE OPERATION BECOMES EFFECTIVE AND DIVIDEND ENTITLEMENT DATE

6.	TAX EFFECTS OF THE OPERATION ON OLIVETTI AND TELECOM ITALIA

7.	FORECASTS OF THE COMPOSITION OF MAJOR SHAREHOLDERS AND OF THE CONTROL STRUCTURE OF THE COMPANY RESULTING FROM THE MERGER

8.	EFFECTS OF THE OPERATION ON SHAREHOLDERS’ AGREEMENTS FALLING WITHIN THE SCOPE OF ARTICLE 122 OF LEGISLATIVE DECREE 58/1998

9.	AMENDMENTS TO THE BYLAWS

10.	CONSIDERATIONS OF THE BOARD OF DIRECTORS CONCERNING THE POTENTIAL RECOURSE TO THE RIGHT OF WITHDRAWAL

Dear shareholders,

We submit for your consideration this report, which describes, from the legal and economic standpoints, the plan for the merger of Telecom Italia S.p.A. (“Telecom Italia” or the “Company to be Absorbed”) into Olivetti S.p.A. (“Olivetti” or the “Absorbing Company”; once the merger becomes effective, Olivetti is also referred to as the “Company Resulting from the Merger”) and, in particular, the methods used to determine the exchange ratio of the shares of the companies concerned, pursuant to Article 2501-quater of the Civil Code and Article 70(2) of Consob Regulation 11971/1999 (the “Regulation on Issuers”).

1.	Description of and reasons for the operation

1.1	The operation

1.1.1	The operation submitted for your approval, of which the Boards of Directors of Olivetti and Telecom Italia approved the broad outline on 11 March 2003, will consist in the merger of Telecom Italia into Olivetti pursuant to Article 2501 et seq. of the Civil Code (the “Operation”). The Operation, since it involves companies with financial instruments listed on an Italian regulated market, is also subject to Legislative Decree 58/1998 and the Regulation on Issuers.

The proposed Operation will lead to the Company Resulting from the Merger being the universal successor to Telecom Italia, so that, from the date on which the merger becomes effective, it will assume all the assets and liabilities, rights and obligations of Telecom Italia, thus including, but not limited to, the title to all the related tangible and intangible assets, receivables and payables accrued and accruing, and, more generally, the entire patrimony of Telecom Italia. Provision is also made for the Company Resulting from the Merger to succeed to Telecom Italia in all the concessions, licences and administrative authorizations granted thereto, in the ways established by the law in force, including the amendment of its corporate purpose.

The balance sheets used for the purposes of the merger are those of the draft financial statements of Olivetti and Telecom Italia for the year ended 31 December 2002, in accordance with Article 2501-ter of the Civil Code.

The companies participating in the merger intend to complete the Operation as soon as possible and, specifically, to work for the merger to become effective in the first few days of August 2003.

1.1.2	Provision has been made for the Company Resulting from the Merger to adopt new bylaws, corresponding almost entirely to Telecom ltalia’s bylaws—with special reference to the governance rules, which will provide minority shareholders with analogous protection to that provided by Telecom Italia’s bylaws—and the latter’s corporate purpose.

In particular, the change in Olivetti’s corporate purpose, made necessary by the need—derivable from the provisions of the licences and related fee schedules issued by the competent authorities pursuant to Presidential Decree 318/1997—for the Company Resulting from the Merger to have a purpose that expressly includes the regulated activities subject to administrative authorization currently performed by Telecom Italia will trigger the right of withdrawal from the company, under Article 2437 of the Civil Code, in favour of Olivetti shareholders contrary to the adoption of the resolution providing for such change.

The change in the corporate purpose is also necessary in order to eliminate the reference in Olivetti’s present bylaws to the prevalent nature of the activity of holding company, which is incompatible with the activity performed by Telecom Italia, as expressly stated in its present bylaws.

The relative majority shareholder of Olivetti, Olimpia S.p.A., has announced that it will not exercise its right of withdrawal.

In order to meet the needs deriving from the settlement of withdrawals, Olivetti will draw on lines of credit provided by a pool of banks and amounting to Euro 9,000,000,000.

Provision has also been made for the Company Resulting from the Merger to adopt the name Telecom Italia. This meets the need to make the name of the Company Resulting from the Merger consistent with the new organizational structure and the nature of the activities it will acquire and perform at the end of the Operation, although the intention is to continue to capitalize on the historic name of “Olivetti” together with the other Group marks.

Lastly, it is proposed that the registered office of the Company Resulting from the Merger be transferred to Milan, at the address of Telecom ltalia’s present registered office. Ivrea will continue to be the strategic headquarters for the manufacturing activity of the Olivetti Group centered around Olivetti Tecnost and for the latter’s activity in connection with the Tiberius Project.

For a more detailed discussion of the changes to the bylaws and the right of withdrawal made necessary by the Operation, see Sections 9 and 10.

1.1.3	Since the Operation will involve Olivetti’s absorption of a subsidiary, it will result in the cancellation of Olivetti’s holding in Telecom Italia at the time the merger becomes effective and the assignment to the holders of Telecom Italia ordinary and savings shares other than Olivetti of ordinary and savings shares issued by the Company Resulting from the Merger and to the holders of Olivetti shares of newly-issued ordinary shares of the Company Resulting from the Merger on the basis of assignment ratios corresponding to the exchange ratio. This assignment will be made by redistributing Olivetti’s capital at the end of the Operation (see most notably Section 4).

In particular, in order to comply with the exchange ratio for the Telecom Italia savings shares, provision has been made for the Company Resulting from the Merger to issue savings shares to be assigned to the holders of Telecom Italia savings shares. It is proposed that application be made to Borsa Italiana S.p.A. for the listing of these savings shares on the MTA electronic share market. The effectiveness of the merger will be subject to such listing.

1.1.4	As mentioned earlier, as a consequence of the merger, Olivetti will cancel all the Telecom Italia shares it holds at the time the merger takes place. For the purposes of the financial statements for the fiscal year, the difference between the carrying value of the cancelled Telecom ltalia shares and the corresponding share of the shareholders’ equity will be positive and will therefore give rise to a cancellation deficit. This deficit, whose size will also depend on the level of acceptances of the tender offer (discussed in Subsection 1.1.8), will be allocated to Telecom Italia’s assets (in particular its holding of TIM shares) and any remaining difference will be entered under “goodwill”. In view of the procedure for assigning the shares of the Company Resulting from the Merger (see Section 4), it is reasonable to expect that an exchange surplus will emerge.

In Olivetti’s consolidated financial statements the consolidation difference that arose with the acquisition of Telecom Italia in 1999 will be increased by the difference between the carrying value of any Telecom Italia shares acquired in the tender offer and the corresponding share of the shareholders’ equity.

1.1.5	The savings shares issued by the Company Resulting from the Merger for the holders of Telecom Italia savings shares will have identical economic rights to those of the Telecom Italia savings shares, including the possibility of satisfying the preferential rights provided for in the bylaws by distributing reserves (the addition of which to the Telecom ltalia bylaws, with immediate effect, will be proposed to the shareholders’ meeting called to approve the merger plan).

The maintenance of the preferential rights to which each Telecom Italia savings share is entitled by law will be accompanied by an improvement in the preferential position of each savings shareholder, since he/she will be assigned, for each such share held, more than one savings share of the Company Resulting from the Merger (on the basis of the assignment ratio by means of which the exchange will be implemented; on this point see Section 4).

Since each of the newly-issued savings shares of the Company Resulting from the Merger will have a par value equal to the present par value of the Telecom ltalia savings shares (Euro 0.55) and will give the same percentage preferential right calculated with reference to its par value, at the time of the exchange each holder of Telecom Italia savings shares will receive, as a consequence of the assignment ratio, a larger amount of the nominal capital of the Company Resulting from the Merger than the amount previously held and will therefore be entitled to a larger preferred dividend in absolute terms.

This advantage, together with the above-mentioned possibility of satisfying the preferential rights by distributing reserves, improves the position of the holders of savings shares compared with that prevailing before the Operation.

1.1.6	On 13 March 2003 Olivetti published a notice in the Gazzetta Ufficiale regarding the rights of holders of “Olivetti 1,5% 2001-2004 convertibile con premio al rimborso” and “Olivetti 1,5% 2001-2010 convertibile con premio al rimborso” convertible bonds to exercise the right of conversion pursuant to Article 2503-bis, second paragraph, of the Civil Code.

The time limit for the de jure exercise of the conversion right expired on 13 April 2003. The holders of bonds convertible into Olivetti shares can, however, exercise the conversion right in accordance with the rules of the above-mentioned bond issues after the expiration of the time limit established by Article 2503-bis, second paragraph, of the Civil Code, without prejudice to the periods of suspension provided for in such rules.

Lastly, it should be noted that as a consequence of the merger the ratio for the bond conversion into Olivetti shares and that for the exercise of the warrants will be adjusted to take account of the new par value of the shares of the Company Resulting from the Merger and in relation to the assignment ratio, as explained in more detail in Section 4. In particular, the adjustment will be made to reflect the new fractional number of shares of the Company Resulting from the Merger into which each bond and each warrant can be converted at the end of the merger in view of the assignment ratio on the basis of which the shares of the Company Resulting from the Merger will be assigned in exchange to the shareholders of Olivetti who have not exercised their right of withdrawal.

1.1.7	The Olivetti shareholders’ meeting called to adopt the merger Resolution will therefore be required to update the resolutions adopted to increase the capital for the exercise of the rights attaching to the “Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004” warrants and the “Olivetti 1,5% 2001-2004 convertibile con premio al rimborso” and “Olivetti 1,5% 2001-2010 convertibile con premio al rimborso” convertible bonds and for the exercise of stock options, with the consequent revision of the related rules. The same Olivetti shareholders’ meeting will also be called upon to approve increases in capital for the stock options issued by Telecom Italia that have not yet been exercised.

Naturally, the exact quantification of the shares obtainable by exercising the warrants and stock options and of those deriving from conversions will be possible only when, at the time the deed of merger is signed, the assignment ratio is established, as provided for in Section 4.

1.1.8	As part of the Operation and before its completion, provision has been made for a tender offer for some of Telecom ltalia’s ordinary and savings shares. In addition to having an investment rationale, this is also intended to provide a way for Telecom Italia shareholders who do not wish to keep their entire holding in the Company Resulting from the Merger to liquidate part of it, in a similar way to the Olivetti shareholders who exercise their de jure right of withdrawal. The tender offer will be made for an amount equal to that remaining, if any, from the Euro 9,000,000,000 made available by the pool of banks to finance the exercise of the right of withdrawal.

Consequently, assuming the availability of financial resources, as specified above, the tender offer will be made only at the end of the period allowed for the exercise of the right of withdrawal following the approval of the merger plan and the adoption of the new bylaws with the amended corporate purpose and no minimum threshold will be set for acceptances. The number of Telecom Italia shares tendered for will be established—once the number of Olivetti shares for which the right of withdrawal has been exercised is known—by dividing the amount remaining of the finance provided for withdrawals, if any, by the offer price per Telecom Italia ordinary and savings share (established in the manner described below), so that the offer will be for the same percentage of ordinary shares and savings shares (calculated in relation to the total number of shares of each class).

The offer price will be equal to the weighted average of the official prices recorded on the stock exchange between 12 March 2003 and the date of the shareholders’ meeting of the Absorbing Company that approves the merger plan, plus a 20% premium. In addition, the offer price will be between: (i) a maximum of Euro 8.40 and a minimum of Euro 7 per share for Telecom Italia ordinary shares and (ii) a maximum of Euro 5.65 and a minimum of Euro 4.70 per share for Telecom Italia savings shares.

Depending on the offer price established in the manner described above, and assuming that the full amount of Euro 9,000,000,000 is available owing to the failure of Olivetti shareholders to exercise their right of withdrawal, the tender offer will be for the minimum and maximum quantities of Telecom Italia ordinary and savings shares shown below:

(i)	assuming that the offer price is equal to the maximum price specified above, the offer will be for about 16.1% of the ordinary shares and about 16.1% of the savings shares;

(ii)	assuming that the offer price is equal to the minimum price specified above, the offer will be for about 19.4% of the ordinary shares and about 19.4% of the savings shares;

If, however, the acceptances of the tender offer fall short of the maximum quantity for one class of shares but exceed it for the other class, the amount not used to buy shares of the first class will be used to buy shares of the second class, and the maximum quantity of shares of the latter class will increase until all the funds available have been used, so that the largest number of shareholders wishing to accept the offer can be satisfied. In such case the percentages indicated in the subparagraphs (i) and (ii) will change.

The tender offer will be made as soon as possible after the close of the period for Olivetti shareholders to exercise their right of withdrawal. Provision has also been made for the tender offer, if made, to become ineffective if the merger does not become effective by a given date, now tentatively envisaged to be 31 December 2003, without prejudice to the intention of the companies participating in the Operation to complete the merger as soon as possible and, specifically, in the first few days of August 2003.

The foregoing condition for the ineffectiveness of the tender offer is intended to ensure that it depend on substantially the same circumstances as the right of withdrawal of the Olivetti shareholders, which applies only if the merger is completed.

1.1.9	At the end of the Operation the ordinary shares of the Company Resulting from the Merger will continue to be listed on Borsa Italiana’s MTA electronic share market. Nor will the Operation affect the listing of the Olivetti ordinary shares on the Frankfurt Stock Exchange. As mentioned earlier, the intention is for the savings shares also to be listed on the MTA market before the merger becomes effective and as a condition of its effectiveness. It is also intended that the ordinary and savings shares be listed on the New York Stock Exchange in the form of American Depositary Receipts (ADRs), thus maintaining the present situation with regard to Telecom Italia ordinary and savings shares.

1.2	The companies participating in the Operation

Olivetti is a holding company, of which the most important holding is its 54.9% interest in the ordinary share capital of Telecom Italia (about 39.5% of the total share capital). It also has holdings in other industrial sectors such as office products and services and in real estate, notably through its subsidiaries Olivetti Tecnost S.p.A. (information technology and communications products and services) and Olivetti Multiservice S.p.A. (services related to the real-estate sector).

The following tables show selected income, balance sheet and financial data for the Olivetti Group and for Olivetti, drawn from the consolidated financial statements for the 2002 fiscal year, Olivetti’s draft financial statements for 2002 and its financial statements for 2001 and 2000, appropriately reclassified to conform with those of Telecom Italia.

Selected economic and financial data for the Olivetti Group and for Olivetti

OLIVETTI GROUP

	2002	2001	2000(*)	2000
	(in millions of euros)
Sales of goods and services	31,408	32,016	28,374	30,116

Gross operating profit	14,033	13,707	12,272	13,173

Operating income	6,016	5,338	5,112	5,477

Consolidated net income (loss) before minority interest	(773)	(3,090)	(940)	(940)

Consolidated shareholders’ equity (parent company’s interest)	11,640	12,729	13,856	13,856

Consolidated net financial debt:	33,339	38,362	35,728	37,524
—medium and long-term	33,309	37,042	25,622	27,157
—short-term	90	1,320	10,106	10,367

(*)	Reconstructed by consolidating the Nortel lnversora group (Telecom Argentina) using the equity rather than the proportionate method.

OLIVETTI

	2002	2001	2000
	(in millions of euros)
Net income (loss)	(6,240)	(871)	870

Shareholders’ equity	9,031	15,235	13,937

Net financial debt	15,195	16,322	17,991
—medium and long-term	12,472	10,293	17,150
—short-term	2,723	6,029	841

1.2.1	Telecom Italia, together with the group of companies it heads, is one of the largest international groups operating in the sector of telecommunication services and, more in general, information and communication technology. Its companies, leaders in fixed and mobile communications, the Internet and multimedia, information technology and research offer integrated and innovative services in Italy and abroad. Its principal strength lies in its leadership in the Italian markets for fixed and mobile telecommunications and Internet services. The companies of the Group have created broadband, fixed and mobile networks providing innovative services, complex solutions for ICT, multimedia messaging, solutions for mobile business, products for e-government and online banking.

Following the changes in top management in 2001 and the significant overhaul of corporate growth strategies with the formulation of the Business Plan for 2002-2004, in 2002 an overall restructuring was launched. In particular, organizational restructuring led to the formation of a completely renewed, compact and stable management team. During 2002 the responsibilities of the Domestic Wireline and Information Technology business units were revised in depth and a new South American business unit was established.

At Group level the so-called “professional families” were upgraded and strengthened with the establishment of a functional link between distinctive competences in the individual Telecom Italia Group companies and the analogous functions in the parent company so as (i) to ensure greater organizational effectiveness and the verification of resources, and (ii) to foster intra-Group mobility. In addition, new procedures were introduced for the approval and monitoring of investments and acquisitions, with the centralization of governance responsibilities.

Important progress was made in financial strengthening and industrial restructuring, in line with the Business Plan, The results obtained with the gain in efficiency and the plan of disposals (which generated a net cash flow of Euro 4,771 million in 2002) were decisive in reducing the Group’s debt from Euro 21,942 million at the end of 2001 to Euro 18,118 million at 31 December 2002. The proportion of debt with a maturity of more than one year rose from 64% at the end of 2001 to 75% at the end of 2002. The Group’s structure was simplified, with the number of companies declining in 2002 from 714 to 416.

Turning to business developments, the focus in 2002 was placed on innovation by strengthening the company’s leadership in the Italian market and its presence in international markets.

In the field of mobile telephony, TIM ranks first among European operators in terms of the number of GSM lines on a single network and is the leader in Italy. In October TIM launched Brazil’s first GSM service, which reached more than 80 cities throughout the country.

The following tables show selected income, balance sheet and financial data for the Telecom Italia Group and for Telecom Italia, drawn from the consolidated financial statements for the 2002 fiscal year, the company’s draft financial statements for 2002 and the financial statements for 2001 and 2000.

Selected economic and financial data for the Telecom Italia Group and for Telecom Italia

TELECOM ITALIA GROUP

	2002	2001	2000(*)	2000
	(in millions of euros)
Sales of goods and services	30,400	30,818	27,169	28,911

Gross operating profit	13,964	13,619	12,217	13,118

Operating income	7,381	6,674	6,440	6,805

Consolidated net income (loss) before minority interest	(322)	(2,068)	2,028	2,028

Consolidated shareholders’ equity (parent company’s interest)	9,049	13,522	18,821	18,821

Consolidated net financial debt:	18,118	21,942	17,233	19,029
—medium/long-term	15,018	16,083	6,733	8,268
—short-term	3,100	5,859	10,500	10,761

Consolidated free cash flow from operations(1)	8,610	5,990	4,453	4,763

(*)	Reconstructed by consolidating the Nortel Inversora group (Telecom Argentina) using the equity rather than the proportionate method.
(1)	Operating income + Depreciation and amortization – Industrial investments – Change in working capital.

TELECOM ITALIA

	2002	2001	2000
	(in millions of euros)
Sales of goods and services	17,055	17,309	17,463

Gross operating profit	7,549	7,571	7,556

Net income (loss)	4,045	3,983	3,595

Operating income	(1,645)	151	2,559

Shareholders’ equity	10,956	15,871	18,714

Net financial debt:	15,128	16,913	16,839
—medium/long-term	11,848	10,371	3,188
—short-term	3,280	6,542	13,651

Free cash flow from operations(1)	5,291	4,384	4,234

(1)	Operating income + Depreciation and amortization – Industrial investments – Change in working capital.

1.3	The reasons for the Operation

One aspect of interest to shareholders is that the Operation will lead to the Company Resulting from the Merger being more contestable since, upon completion of the Operation, the holding of the present relative majority shareholder of Olivetti will be reduced (see Section 7), with a consequent increase in the security’s liquidity and the reasons for the market to view it favourably, to the benefit of all the shareholders.

The proposed Operation will also bring a major simplification in the structure of the Group, in line with the expectations of the market and the objective of an overall improvement in Olivetti’s financial position. Among other things, the integration of corporate functions will ensure faster decision-making in the context of an organizational structure comparable to that of the leading international operators.

The Operation is also intended to bring additional advantages by:

•	optimizing financial and income flows within the Group through a more efficient management of Group debt and more efficient use of financial leverage. In fact the Operation will permit the whole financial debt to be allocated directly to a level closer to the operational activities that generate cash flow and eliminate the dependence of Olivetti on the dividend policy of the Company to be Absorbed. It is also likely that these effects will lead to an improvement in the creditworthiness of the Company Resulting from the Merger, which, in turn, could lead to a more favourable rating and a reduction in the cost of future debt;

•	allowing the Company Resulting from the Merger to optimize its financial structure and reduce the average cost of capital employed compared with that of Telecom Italia today. This effect should help to sustain the price of the shares of the Company Resulting from the Merger and therefore create value for the shareholders of Olivetti and Telecom Italia;

•	improving the tax efficiency of the Company Resulting from the Merger under the current tax rules, through the complete and faster recovery, including the part currently not stated, of the tax benefits in connection with the value adjustments to equity interests decided at the time of the approval of Olivetti’s draft financial statements for the 2002 fiscal year (“Tax Asset”).

1.4	The objectives for operations and the plans for achieving them

The companies participating in the merger were in agreement on the objectives for operations and the plans for their achievement by the Company Resulting from the Merger. Substantially, they coincide with those of Telecom Italia approved by its Board of Directors on 13 February 2003, which in turn confirm the guidelines and objectives of the Business Plan 2002-2004. With specific regard to Olivetti, it should be noted that Olivetti Tecnost is substantially neutral in terms of its impact on the operating income.

However, the Operation will result in a merger deficit (deriving from share cancellation), any portion of which not classified as a Telecom Italia asset (specifically among equity interests) will be amortized over a period of 20 years. The updated financial projections take account of this additional portion of amortization.

The same projections consider the financial charges associated with Olivetti’s present debt, as well as the effect of the tax asset connected with the value adjustments made in Olivetti’s and Telecom ltalia’s draft financial statements for 2002.

In addition to the disposals already envisaged by the Business Plan (Telekom Austria, Operazioni Real Estate), the projections also include the receipts from the disposal of the company into which Seat Pagine Gialle is to be spun off.

Lastly, it is estimated that the cash flows from operations and disposals of the Company Resulting from the Merger will be able to sustain not only a reduction in debt but also a dividend distribution policy in line with that set out in Telecom Italia’s Business Plan.

The following table summarizes the above considerations at consolidated level, from which the sustainability of the commitments entered into for the future appears evident.

Billions of euros	Olivetti 2002 consolidated financial statements		Consolidated objectives of the Company Resulting from the Merger (*) CAGR 2002- 2005(***)
Sales of products and services	31.4		4 - 4.5%
Gross operating profit	14.0		5 - 5.5%
% of sales	44.6%
Operating income	6.0		8 - 8.5%
% of sales	19.1%
			Cumulative 2003-2005
Free Cash Flow	8.6		29
Net financial position	33.4	(**)	34.3(****)

(*)	Assuming zero withdrawals, fully diluted.
(**)	The net financial position does not take account of the forward purchase commitments (December 2005) in respect of Aldermanbury Investment Limited (formerly Chase Equities Limited), equal to Euro 2,417 million.
(***)	The scope of the consolidation is the same.
(****)	At 31 December 2004.

2.	The values attributed to Olivetti and Telecom Italia for the purpose of determining the exchange ratio

For the valuations needed to establish the exchange ratio, Olivetti’s Board of Directors had recourse to the advice and assistance of a leading financial advisor, JPMorgan Chase Bank (“JPMorgan”).

The valuation methods applied by JPMorgan to establish the exchange ratio have been checked by Professor Angelo Provasoli, in his capacity as Olivetti’s consultant, with a view to verifying their mutual consistency and appropriateness with respect to the purpose of the Operation.

Olivetti’s Board of Directors—taking into account the draft financial statements of the Absorbing Company and the Company to be Absorbed for the year ended 31 December 2002, approved by the two companies’ respective Boards of Directors as the reference statements of assets and liabilities, and of the proposed distribution of reserves by Telecom Italia up to a maximum of about Euro 1,333 million, and after careful analyzing, the valuations put forward by the financial advisor and the conclusions reached by Professor Angelo Provasoli and being in agreement with the valuation methods applied and described in Section 3—has identified the following ranges for the values of the shares of the companies participating in the merger for the purpose of establishing the exchange ratio:

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (euros)	8.1	8.6	9.1
Values per Telecom Italia savings share (euros)	5.4	5.8	6.1
Values per Olivetti ordinary share (euros)	1.13	1.26	1.39
Values per Olivetti savings share (euros)	0.76	0.84	0.93

It should be noted that the figures in the above tables, as in all the tables in Section 3, have been rounded, albeit without this materially affecting the results.

3.	The exchange ratio established and the methods used in determining it

3.1	Valuation methods used

3.1.1	It needs to be premised that the ultimate aim of the valuation of the companies participating in a merger is to obtain values of the companies participating in the operation that can be meaningfully compared.

Consistently with this objective, and in accordance with the regular practice, a uniform yardstick must be adopted throughout the whole valuation process in order to defend the interests of the shareholders of the Absorbing Company and the Company to be Absorbed. This does not necessarily mean that identical valuation methods must be used for all the companies directly or indirectly involved in the merger, especially if they operate in different sectors, but rather that there must be the same approach to valuation.

Since, as mentioned earlier, the exclusive aim of the estimates is to establish significantly comparable values, the methods adopted in the context of valuations for merger purposes and the related results may differ from those used for valuations having a different purpose.

On the basis of these assumptions and as a consequence of the adoption of the redistribution method for the assignment of the shares of the Company Resulting from the Merger (as discussed in more detail in Section 4), it is first necessary to establish a “natural” exchange ratio between the shares of the two companies, corresponding to the exchange ratio that would have been applied if the merger had involved the issue of new shares for the purpose of the exchange. This “natural” exchange ratio will correspond to different assignment ratios, which will depend, as shown in Section 4, on a number of variables.

With this premise, the “natural” exchange ratio was established by applying valuation methods that are commonly used in Italy and abroad for operations of this kind and for businesses in this sector.

In particular, account was taken of the comparative valuation of the companies involved and priority given to the homogeneousness and comparability of the methods used with respect to the simple estimate of the economic capital of each company considered on its own.

In this perspective, the valuations were carried out considering the two companies as separate entities and therefore ignoring all the strategic, operational and financial synergies expected from the merger, as well as the question of control premiums/minority discounts associated with the possession of equity interests.

3.1.2	For the valuation of Telecom ltalia, the fundamental method it was decided to apply was that known as the Sum-of-the-Parts method, which it is standard market practice to use to estimate the value of a group operating in several sectors.

Under the Sum-of-the-Parts method the value of a company’s economic capital is calculated as the sum of the values of its separate units, in the sense of economic entities that can be valued independently and suitably adjusted to take account of the company’s financial position and minority interests, where material, and of other factors such as off-balance-sheet items and potential tax benefits.

As regards the single units, in view of the complexity and extensiveness of the structure of the Telecom Italia Group and of the many sectors in which it operates, it was decided advisable to value each of them using the methods deemed most appropriate to each situation. In particular, the valuation of the principal units was based primarily on the Discounted Cash Flow method, while the remaining assets, which are of limited importance in the overall valuation, were valued using stock market prices, for companies listed on a regulated market, and/or the method of market multiples, with use also made for testing and control purposes of balance sheet values and the values published in analysts’ research reports on such units, where available.

The Discounted Cash Flow method gives the value of a company as a whole. It is based on the assumption that the value of a company or an economic activity is equal to the present value of future cash flows. These flows can be determined analytically as follows:

+ Earnings before interest and tax (EBIT)

– Imputed tax on EBIT

+ Depreciation and other non-cash allowances

– Fixed investment

+/– Change in net working capital

Under this method the value of the economic capital of a company or an economic activity is equal to the sum of (i) the discounted value of the expected cash flows and (ii) the terminal value of the company, less (iii) the net financial debt and minority interests, as given by the following formula:

		n ( t=1	FCt (1 + WACC)[t]		VT (1 + WACC)[n]
W	=			+		–	DFt

where:

W	=	Value of the economic capita
FC t	=	Annual cash flow expected in period t
VT	=	Terminal value
DF	=	Net financial debt and minority interests at time t =
n	=	Number of projection periods
WACC	=	Weighted average cost of capital

The terminal value is the value of the company or economic activity to be valued at the end of the period covered by the projections and is determined assuming that the duration of the business is unlimited.

The terminal value is determined using the perpetual growth method by applying the following formula:

VT = FC / (WACC - g)

where:

VT	=	Terminal value
FC	=	Normalized cash flow
g	=	Perpetual growth rate
WACC	=	Weighted average cost of capital

The terminal value obtained in this way is treated as if it were an additional cash flow and thus discounted using the weighted average cost of capital, which is the average of the costs of the different forms of financing used (equity capital and debt capital net of tax effects) weighted according to the financial structure of the company or economic activity.

WACC	=	Kd(1 – t)	D D + E	+	Ke	E D + E

where:

Kd	=	Cost of debt capital
Ke	=	Cost of equity capital
D	=	Debt capital
E	=	Equity capital
t	=	Tax rate

In particular, the cost of debt capital is the long-term interest rate applicable to companies or economic activities of similar riskiness net of the tax effect. The cost of equity capital, instead, reflects the rate of return expected by the investor with account taken of the relative risk, calculated using the Capital Asset Pricing Model, as shown below:

Ke	=	Rf	+	ß(Rm –Rf)

where:

Ke	=	Cost of equity capital
Rf	=	Rate of return on risk-free investments
ß	=	Coefficient that measures the correlation between the rate of return expected on an investment and the rate of return expected on the reference equity market
Rm	=	Expected equity market rate of return
(Rm-Rf)	=	Risk premium required by the equity market with respect to the rate of return on risk-free investments

3.1.3	The valuation of Olivetti was based, instead, using as fundamental method the Net Asset Value method (substantially equivalent in methodological terms to the Sum-of-the-Parts method), since it is standard market practice to use this method to value holding companies without a significant operating activity.

According to the Net Asset Value method, the value of the economic capital of a company is the sum of the values of its holdings, in the sense of economic entities that can be valued independently, and suitably adjusted to take account of the company’s financial position and minority interests, where material, and of other factors such as the centralized costs of the holding company, other assets, off-balance-sheet items and potential tax benefits.

3.1.4	The exchange ratio obtained by applying the above methods was tested by using the stock-market prices method, which, in the case in question, involves considering the ratio between the values of the shares of the companies participating in the merger expressed by the stock market.

This method is considered significant when making valuations for a merger when both the companies involved are listed. Its significance increases further when, as in the case in question, the average volumes traded are large; in such circumstances the prices formed in the market provide a baseline for the purposes of a comparison of the profitability, soundness, growth prospects and riskiness of the companies from the standpoint of investors and thus for the ratio between the values of the companies involved in the merger.

In applying this method it is necessary to strike a balance between the need to mitigate the volatility of daily share prices by considering a sufficiently long period and the need to use recent data that are indicative of the market values of the companies in question. In identifying the time horizon to consider it also necessary to take account of any major changes or significant events that have affected the companies.

Since both Telecom Italia and Olivetti are listed on Borsa Italiana’s MTA electronic share market and are among the largest Italian companies in terms of market value, it was considered that the stock market prices of their securities constituted a reliable benchmark.

3.2	Application of the chosen valuation methods

This subsection contains a description of the manner in which the valuation methods discussed in Subsection 3.1 were applied to the companies participating in the merger in order to obtain the “natural” exchange ratio.

3.2.1	Telecom Italia

Telecom Italia was valued using the Sum-of-the-Parts fundamental method.

In applying this method, the valuation of the principal activities (the activities of Telecom Italia S.p.A., Telecom Italia Mobile and Seat Pagine Gialle-directory) was based primarily on the Discounted Cash Flow method, while the remaining units were valued using stock market prices, for companies listed on a regulated market, and/or the method of market multiples, with use also made for testing and control purposes of balance sheet values and the values published in analysts’ research reports on such companies, where available.

In the case of the units for which the Discounted Cash Flow method was used, the method was applied with a view to determining the fundamental value of the companies for financial investors and on the basis of the following assumptions and approaches:

•	reference was made to the cash flows of the individual units as set out in the economic and financial plans drawn up by Telecom ltalia;

•	the growth rates used for the financial projections beyond the time horizon of Telecom Italia’s business plan and for the calculation of the terminal value reflect growth prospects consistent with the relevant market benchmarks; the terminal value, determined on the basis of the flows estimated in the manner indicated, is substantially consistent with the multiples implicit in the current prices of comparable companies;

•	the weighted average cost of capital (WACC) was calculated on the basis of a capital structure substantially in line with the present one.

In applying the Discounted Cash Flow method, reference was made, as mentioned earlier, to the cash flows from operations for the main activities based on the economic and financial plans drawn up by Telecom Italia’s management. These are briefly described in what follows.

Fixed telephony

The economic and financial projections in this field were constructed starting from the market and economic and financial results achieved in 2002. For the years 2003-2005 they reflect the company’s strategic operating and financial objectives within a market scenario that refers substantially to the Italian fixed telephony market.

The projections were developed assuming little change in the regulatory framework, which is reflected in the movements expected in the prices for access, interconnection and leased lines. In particular, consideration was given to the introduction of the network cap for access and interconnection, while for leased lines the financial projections reflect a continuation of the present downward trend of prices in the period 2003-2005.

In a retail market characterized (i) by a decline in the value of voice traffic at an annual rate of 2.3%, as a result of small increases in volumes and falling prices, and (ii) by an in increase in sales in the Internet, data transmission and high value-added services segments, the “Domestic Wireline” business unit is expected to maintain the present level of revenues, with an average compound annual growth rate estimated at 0%-0.5% in the period 2002-2005.

With revenues performing as described above, the Gross operating margin is forecast to grow at an annual rate of 2%-2.5% until 2005, with an objective for the margin on sales of more than 49%. These results stem from the strategy of focusing on the core business, product innovation and a policy aimed at enhancing efficiency and lowering operating costs.

The high levels of profitability and of the generation of cash flow from operations will also benefit from capital spending on the order of Euro 6.2 billion in the period 2003-2005, of which about 80% will be on the development of innovative products and services.

The following table summarizes the financial objectives of the “Domestic Wireline” business unit, which consists principally of Telecom Italia’s activity in the field of fixed telephony.

	2002 (billions of euros)	CAGR 2002 – 2005 (%)

Revenues	17.0	0%-0.5%
EBITDA	8.0	2%-2.5%
EBIT	4.7	4.5%- 5%
		Cumulative 2003-2005 (billions of euros)
Capex	2.5	6.2

Mobile telephony (TIM)

In this field consideration was given to market data and the results for the year 2002, together with economic and financial projections based on the TIM group’s strategic objectives, with a distinction made between activities in Italy and abroad.

As regards the domestic market for mobile telephony, it is estimated that its value will have risen to 1.5% of GDP in 2005 and that the level of penetration will reach 100% in 2004. The level of profitability is expected to remain high in the European context.

The main source of the creation of value will be Value Added Services (VAS), which are expected to record a compound annual growth rate of around 30% in the period 2002-2005, with an objective for their contribution to Average Revenue Per User (ARPU) of 18%-22% in 2005, compared with 9% in 2002. Capital spending to sustain the growth of VAS in the domestic market is expected to increase from 28% of all capital spending on mobile telephony in 2003 to 35% in 2005.

Business abroad is expected to account for a rising proportion of mobile telephony revenues. In Brazil, which will be the main area of international expansion, it is estimated that the penetration of mobile telephony will rise from 19% in 2002 to 26% in 2005 and that over the same period the Group’s market share will grow from 16% to 26%, with the objective of increasing users to 12.5 million, of which 9.9 million on the GSM network; this growth will be sustained by capital spending on the order of Euro 1.1 billion in the period 2003-2005.

The following table summarizes the results achieved in 2002 and the main economic and financial objectives for the period 2003-2005.

	2002 (billions of euros)	CAGR 2002 – 2005 (%)
Revenues	10.9	7%- 8%
EBITDA	5.0	8%- 9%
		Cumulative 2003-2005 (billions of euros)
Capex	1.7	5.6

Seat Pagine Gialle

In this case consideration was again given to market data and the results for the year 2002; reference was also made to a macroeconomic scenario with moderate growth in GDP and advertising in the main target markets (Italy and the United Kingdom).

In particular, Seat Pagine Gialle’s strategy focuses on the search for further efficiency gains and aggressive action to expand its business, in order to generate continuous and growing cash flows.

This growth in business will come from a strengthening of the Directories sector through the integration of the different platforms (phone, paper and the Internet) and the application of this model in foreign markets, starting with the United Kingdom.

As regards Internet business, a rapid growth in revenues is envisaged, at an annual rate of between 17% and 21% in the period 2002-2005.

The estimates underlying Seat Pagine Gialle’s financial projections are summarized in the following table.

	2002 (billions of euros)	CAGR 2002 – 2005 (%)
Revenues	2.0	6%- 8%
EBITDA	0.6	11%-13%
EBIT	0.2	27%-29%
		Cumulative 2003-2005 (billions of euros)
Capex	0.1	0.3

Sum-of-the-Parts

In applying the Discounted Cash Flow method, in the context of the calculation of the Sum-of-the-Parts, for the rate of return expected on risk-free investments, recourse was made to the “normal” rate of return on risk-free investments in the Italian market, while the beta coefficient was calculated on the basis of the most appropriate market indicators in the light of the financial structure of the activity to be valued. The risk premium required by the market was deduced from the rate of return implicit in market prices.

To the sum of the values of the assets calculated in the manner described above was added the net financial position at 31 December 2002 (adjusted to take account of the effects of the proportional net debts and minority interests, where material) and the net value of other adjustments, including some off-balance-sheet items and tax benefits.

The table below shows the minimum, mean and maximum values of the Telecom Italia ordinary share obtained using the Sum-of-the-Parts method before the distribution of reserves planned for June 2003 and thus before the completion of the merger.

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (euros)	8.3	8.8	9.3

The results obtained using the Sum-of-the-Parts method were tested by analyzing the target prices identified by financial analysts. The research reports published by brokers and investment banks available at 7 March 2003, which gave a sample of 20 target prices for the Telecom ltalia ordinary share, showed a range of values from Euro 7.5 to Euro 12.0 per Telecom Italia ordinary share. The mean value was Euro 9.2 per Telecom Italia ordinary share and the mid-point of the range was Euro 9.8 per Telecom Italia ordinary share.

The table below shows the minimum, mean and maximum values of the Telecom Italia ordinary share obtained using the Sum-of-the-Parts method adjusted for the distribution of reserves planned for June 2003.

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (euros)	8.1	8.6	9.1

The next table shows the minimum, mean and maximum values of the Telecom Italia savings share calculated on the basis of the average market discount of the last month before 7 March 2003, equal to about 33%, which is in line with the discount on the last day of trading of the Olivetti and Telecom Italia shares before the announcement of the merger (7 March 2003) and substantially in line with the average discount of the last 3, 6 and 12 months.

	Minimum	Mean	Maximum
Values per Telecom Italia savings share (euros)	5.4	5.8	6.1

3.2.2	Olivetti

As mentioned earlier, Olivetti was valued using the Net Asset Value method, which it is standard market practice to use to value holding companies without a significant operating activity.

The net asset value was calculated as the sum of the value of the company’s equity investments and of its other assets, less its net financial liabilities and minority interests, where material, and with consideration also given to the negative net present value of the centralized costs of the holding company.

The company’s principal equity investment is that in Telecom Italia, which has been valued as discussed in Subsection 3.2.1 with reference to the values obtained using the Sum-of-the-Parts method, adjusted for the effect of the distribution of reserves planned for June 2003.

In this respect it needs to be stressed that it was not considered appropriate to calculate the Net Asset Value on the basis of the current stock market value of Olivetti’s holding in Telecom Italia since, in the context of a valuation for the purpose of establishing an exchange ratio, having deemed it correct to value Telecom Italia on the basis of a fundamental method (Sum-of-the-Parts), the valuation of the holding therein in the context of Olivetti’s Net Asset Value had to be based on a fundamental method, so as to ensure the homogeneousness of the methods adopted and the overall reliability of the results. On the contrary, the calculation of Olivetti’s Net Asset Value on the basis of stock market prices of Telecom Italia would have been marked not only by the non-homogeneousness of the methods adopted but also by high volatility owing to Olivetti’s financial leverage, which would cause the valuation to be unreliable.

The other equity investments and assets were valued using the Discounted Cash Flow method (Olivetti Tecnost), the stock market price method for companies listed on regulated markets and/or the market multiples method, with use also made for testing and control purposes of balance sheet values and the values published in analysts’ research reports on such companies, where available.

The Olivetti treasury shares held both directly and indirectly through the subsidiary Olivetti International S.A. were valued at the final implicit value resulting from the calculation of Olivetti’s Net Asset Value. This valuation method gives a result that is substantially equivalent to that obtained with the alternative method, which consists in determining the value of the Olivetti share by dividing the value of the company’s economic capital (calculated without considering the holding of treasury shares) by the number of shares, excluding the treasury shares.

The calculation of the Net Asset Value also included the Tax Asset in connection with the adjustment of the value of Olivetti’s equity investment in Telecom Italia proposed in Olivetti’s draft financial statements for the 2002 fiscal year.

The value of the Tax Asset was calculated by discounting the amounts of the lower tax liabilities resulting from application of the tax deductions for which Olivetti would be eligible on a stand-alone basis, taking into account to that end the taxable income it is forecast to earn.

To the sum of the values of the assets and the Tax Asset, calculated as described above, was added the value of the net financial position at 31 December 2002, adjusted for the effect of Telecom Italia’s distribution of reserves planned for June 2003 and to take account of the pro forma effect of the conversion of the “Olivetti 1.5% 2001-2010 convertibile con premio al rimborso” convertible bonds, consistently with the fully-diluted method, which assumes the conversion into ordinary shares (the price of such conversion, equal to Euro 1 per bond, is lower than the value of the economic capital per Olivetti ordinary share obtained using the Net Asset Value valuation method).

The table below shows the minimum, mean and maximum values of the Olivetti ordinary share calculated using the fully-diluted method.

	Minimum	Mean	Maximum
Values per Olivetti ordinary share (euros)	1.13	1.26	1.39

The next table shows the minimum, mean and maximum values of the Olivetti ordinary share calculated assuming the same 33% discount as was assumed for the Telecom Italia savings share. The reference to the market discount of Telecom Italia savings shares with respect to the ordinary shares is the only objective and non-discretionary method which can be used in the absence of Olivetti savings shares.

	Minimum	Mean	Maximum
Values per Olivetti savings share (euros)	0.76	0.84	0.93

The discount applied reflects the average market discount of the Telecom Italia savings share with respect to the Telecom ltalia ordinary share in the last month before 7 March 2003, equal to about 33%, which is in line with the discount on the last day of trading of the Olivetti and Telecom ltalia shares before the announcement of the merger (7 March 2003) and substantially in line with the average discount of the last 3, 6 and 12 months.

Moreover, it appears unlikely that the discount of the savings shares of the Company Resulting from the Merger with respect to the ordinary shares will change significantly from that of the Telecom ltalia savings shares before the Operation. This view is based on consideration of effects of opposite sign: on the one hand, the increase in the overall dividend premium in absolute terms would suggest a reduction in the discount; on the other hand, the possibly greater rise in the price of the ordinary shares as a result of the increased contestability of the Company Resulting from the Merger would suggest an increase.

For the purposes of the valuation account was therefore taken both of the fact that, as an effect of the redistribution mechanism (described in Section 4), after the Operation the holders of Telecom Italia savings shares will have received a larger total number of savings shares of the Company Resulting from the Merger that, since they have the same par value and preferential rights as the Telecom ltalia savings shares, will entitle them to a larger overall dividend premium in absolute terms, and of the fact that the importance of the administrative rights might exceed that of the economic rights in the Company Resulting from the Merger as a consequence of its greater contestability.

Lastly, it needs to be stressed that in establishing the exchange ratio an analysis was made of the reasonably foreseeable effects of the possible exercise of the right of withdrawal by Olivetti shareholders. This led, also on the basis of the stock-market prices of the relevant period already closed, to the belief that the number of withdrawals would not make it necessary to change the exchange ratio, since it can reasonably be expected that the withdrawal price will be lower than the value attributed to the Olivetti shares for the purposes of the merger on the basis of the valuation methods used.

Lastly, account was taken in determining the exchange ratio of the eventuality of the exercise of financial instruments giving rise to the subscription of Olivetti and Telecom Italia shares (stock options, convertible bonds and warrants) exclusively to the extent that their exercise was reasonably likely in the light of related economic and financial convenience.

3.2.3	Difficulties encountered in making the valuations

In applying the valuation methods described above, consideration was given to the characteristics and limitations of each one of them in the light of the standard practice normally followed in Italy and abroad for the valuation of companies comparable with Olivetti and Telecom Italia.

In making the valuations the following main critical areas were encountered:

•	the valuations were made assuming that the present tax system will remain in force in the future. However, the tax reform under way in Italy envisages a series of changes (including new rates, consolidation for tax purposes and the abolition of Dual Income Tax, etc.), whose effects are difficult to assess.

•	the estimation of the value of the savings shares assigned by the Company Resulting from the Merger for the purpose of the exchange was based on the differential found between the stock market prices of Telecom Italia ordinary and savings shares. As explained in detail, the decision to differentiate the estimated values of the shares of different classes according to the differences between their market prices is consistent with standard practice in this field. However, even though in the case in question there were no objective elements permitting any other solution, some empirical analyses have shown that the differentials between the prices of ordinary and savings shares tend to be larger for companies, such as the Company Resulting from the Merger, where control is contestable. In such cases, in fact, the importance of the administrative rights exceeds that of the economic rights. This principle, however, is not applicable objectively to the case in question in the absence of historical data regarding Olivetti and it would only be possible to estimate its effects generically on the basis of data regarding comparable companies. Acting in the opposite direction to the foregoing, is the increase discussed earlier in the economic rights attached to the savings shares.

•	the treasury shares held by Olivetti and the Olivetti shares held by the subsidiary Olivetti International S.A., which can be likened to treasury shares, were valued on the basis of the overall economic value of Olivetti itself. This approach assumes that the economic value is the same as the realizable value, i.e. the market value, of the shares in question, an assumption that has not always been true in practice. However, the valuation method adopted comes close to one of the technical solutions suggested by the literature and practice, which recommend treating treasury shares as early retirement of capital and accordingly setting their value equal to zero and calculating the value per share with reference to a smaller number of shares than the total issued, equal to those actually in circulation.

•	at the present time it is not possible to make an accurate forecast of the outcome of the proposed disposal of the new company that will be created as a result of the spin-off of Seat Pagine Gialle. It is nonetheless considered, in view of the percentage of Telecom ltalia’s overall value accounted for by its equity investment in Seat Pagine Gialle, that the disposal cannot produce effects requiring the exchange ratio to be changed.

•	in view of the size of the holding in Telecom ltalia, a careful analysis was made, with the help of the Advisor, of the arguments put forward by some institutional investors regarding the application of the NAV method to Olivetti, as a holding company whose most important asset is the holding in Telecom Italia, with special reference to the appropriateness of valuing that holding on the basis of stock-market prices. Although recognizing the complexity of the question, it has been deemed appropriate, given the purpose of the valuation and the need, discussed in Subsection 3.2.2, to adopt uniform criteria for both the Companies, to value Olivetti using the same methods as those adopted to determine the value of Telecom Italia (Sum of the Parts).

3.2.4	Determination of the exchange ratio

The next table summarizes the range of the estimates of the exchange ratio calculated, with the methods and application criteria discussed in the preceding subsections, as the ratio of the estimated value of the Telecom ltalia ordinary share to the estimated value of the Olivetti share using the minimum and maximum values of the ranges reported earlier.

	Minimum	Mean	Maximum
Olivetti ordinary shares per Telecom Italia ordinary share	6.6	6.9	7.2
Olivetti Savings shares per Telecom Italia savings share	6.6	6.9	7.2

The Board of Directors, in the light of the indications provided by JP Morgan and after considering the results of the application of the above-mentioned valuation methods, reached a conclusion with regard to the ratio between the economic values of the two companies participating in the merger.

This conclusion was then compared with that reached by the Board of Directors of Telecom Italia, in the light of the indications provided by its own advisors, Lazard and Goldman Sachs.

At the end of the valuation process and the comparison between the results obtained by the two companies participating in the merger, the Board of Directors of Olivetti and the Board of Directors of Telecom Italia established that the “natural” exchange ratio on the basis of which to determine the assignment of the shares of the Company Resulting from the Merger was:

7 Olivetti shares assuming the current par value of Euro 1.00 each for every

1 Telecom Italia share assuming the current par value of Euro 0.55 each

The exchange ratio will be the same for both the Telecom Italia ordinary shares and for the Telecom Italia savings shares. As will be shown in Section 4, the “natural” exchange ratio will correspond to a different assignment ratio, made necessary by the decision to carry out the exchange through the redistribution of the capital of the Company Resulting from the Merger, which means that it will also be necessary to establish an assignment ratio for the Olivetti shares.

The above exchange ratio must be verified by the experts appointed under Article 2501-quinquies of the Civil Code, namely by the auditing firm Deloitte & Touche Italia S.p.A., appointed by the President of the lvrea Tribunal, for Olivetti, and by the auditing firm Reconta Ernst & Young, the external auditors, for Telecom ltalia, for the purpose of the issuance of the fairness opinion required by law.

3.2.5	Control methodologies

In order to test the accuracy of the exchange ratio obtained in the manner described above, a further test was made using the method based on stock market prices.

The method was applied considering the average exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) expressed by the market in different periods prior to the day on which Borsa Italiana S.p.A. suspended trading in the Olivetti and Telecom Italia securities in view of the forthcoming announcement of the Operation (the ratios given by the official prices recorded on 7 March 2003 and the weighted averages of the official prices in the preceding 1, 3, 6 and 12 months), adjusted for the effect of the distribution of reserves planned for June 2003, before the completion of the merger.

Account was not taken, instead, of the stock market prices of the Telecom Italia and Olivetti shares after the announcement of the Operation since they were influenced by the announcement and were therefore not deemed to be significant.

The following table shows the average exchange ratios obtained with reference to the different periods specified above.

	7 March	1 month	3 months	6 months	12 months
Olivetti ordinary shares per Telecom Italia ordinary share	6.7	7.0	6.9	7.1	6.9

The next table shows the minimum, mean and maximum values of the exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) given by the stock market in the periods considered above.

	Minimum	Mean	Maximum
Olivetti ordinary shares per Telecom Italia ordinary share	6.7	6.9	7.1

The above figures are consistent with the exchange ratio established using the main valuation method. It should be noted that the stock market price method cannot be used to test the exchange ratio for the savings shares owing to the non-existence of Olivetti savings shares. Nonetheless, in the light of the arguments put forward above regarding the hypothesis of a substantially unchanged discount for the savings shares of the Company Resulting from the Merger with respect to its ordinary shares compared with that recorded by Telecom Italia’s savings shares, the consistency of the exchange ratio established using the main valuation method can also be confirmed for the savings share ratio.

4.	Procedure for assigning the shares of the Company Resulting from the Merger

In view of the interest in maintaining a flexible capital structure of a size suitable for corporate activities and with a view to limiting the effects of the Operation on the future remuneration of the shares, it was considered advisable to leave the nominal capital of Olivetti substantially unchanged at the conclusion of the Operation inasmuch as the absolute increase in the nominal capital by means of the issue of as many new shares as are necessary to satisfy the Exchange Ratio of all the Telecom Italia shares to be exchanged would lead, under current accounting rules, on the one hand, to an increase in the shareholders’ equity consisting of capital with a consequent significant (exchange) merger deficit subject to amortization, obviously to the detriment of the remuneration of shares in future years, and, on the other, to a capital structure characterized by the nearly total prevalence of items not available for distribution.

Considering the adequacy of Olivetti’s share capital (in relation also to the overall size of the debt when this is measured against the cash generating capacity of the Company Resulting from the Merger, both in absolute terms and relative to the main European competitors), it was decided to carry out the share exchange primarily by redistributing Olivetti’s capital and have recourse to the issue of new shares only insofar as this proved necessary to maintain the share capital at the level currently subscribed.

The redistribution technique, which has also been used on previous occasions in important mergers involving listed companies, consists in dividing the share capital of the absorbing company and hence the shares composing it (in an equal, larger or smaller number than that existing, depending on whether the intention is to hold the par value of each share unchanged, decrease it or increase it) among the shareholders of the absorbing company and those of the absorbed company, according to what was referred to above as the “natural” Exchange Ratio between the shares.

Obviously, the redistribution takes the share capital of the absorbing company at the time the merger is implemented as the baseline. In the case in question, the share capital of Olivetti at the time the merger is implemented may vary from the current figure of Euro 8,845,537,520: (i) increasing as a consequence of the conversion of the “Olivetti 1,5% 2001-2004 convertibile con premio al rimborso” and “Olivetti 1,5% 2001-2010 convertibile con premio al rimborso” convertible bonds, the exercise of the “Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004” Olivetti warrants and the exercise of all the Olivetti stock options (“Conversions”) and (ii) decreasing as a consequence of withdrawals by Olivetti shareholders absent or contrary to the merger. The Absorbing Company’s capital “to be “redistributed” will therefore be the algebraic sum of the subscribed capital at the time the merger plan is approved and the subsequent variations up to the implementation of the merger.

Assuming the extreme cases of (i) the total exercise of Conversions and no withdrawals and (ii) no Conversions and the exercise of the right to withdraw by all the Olivetti minority shareholders except the relative majority shareholder Olimpia, Olivetti’s share capital at the time the merger is completed can vary between a maximum of Euro 11,926,697,278 and a minimum of Euro 2,738,756,641.

Since it is assumed that the post-merger share capital must not be less than the current figure of Euro 8,845,537,520, in the event that the decreasing effect of withdrawals outweighs the increasing effect of Conversions so that the share capital at the time the merger is implemented is less than Euro 8,845,537,520, the redistribution of the share capital will be accompanied by a simultaneous capital increase for the purpose of the merger to bring the share capital up to the above-mentioned minimum figure, apart from roundings serving to eliminate any resulting fractions of shares. In this connection Olivetti International has announced that it stands ready to renounce such number of shares or fractions of shares as will be necessary to close out the operation.

In the light of the method and principles described above, the share capital will be established and the share exchange carried out according to the following rules:

a)	Olivetti will fix the nominal value of its shares—in the amount resulting after Conversions on the one hand and withdrawals on the other—at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1. Consequently, Olivetti’s share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares.

b)	The new ordinary and savings shares with a par value of Euro 0.55 each making up the share capital at the time of the merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to assignment ratios reflecting, with reference to the actual number of shares to be redistributed, the “natural” exchange ratio specified above of 7 Olivetti ordinary or savings shares for every Telecom ltalia ordinary or savings share. In the redistribution only the Telecom Italia shares held by persons other than Olivetti and Telecom Italia itself will be exchanged with shares of the Company Resulting from the Merger. The number of shares of the Company to be Absorbed held by minority shareholders and actually to be exchanged will therefore vary, depending on the outcome of the tender offer that Olivetti may make after the shareholders’ meeting called to approve the merger and before the latter’s completion.

More precisely, where:

•	No. OLI Euro 1 shares denotes the number of Euro 1 Olivetti shares resulting after Conversions and withdrawals;

•	No. OLI Euro 0.55 shares denotes the number of shares of the Company Resulting from the Merger with a par value of Euro 0.55 each actually to be redistributed following the operation referred to at point a);

•	No. T.I. shares denotes the number of Telecom Italia shares held by minority shareholders that must be exchanged;

(1) the holders of Olivetti ordinary shares will be assigned, for every share held, a number of ordinary shares of the Company Resulting from the Merger equal to:

No. OLI Euro 0.55 shares

No. OLI Euro 1 shares + (No. T.l. shares x 7)

(2) the holders of Telecom Italia ordinary and savings shares will be assigned, for every ordinary or savings share held, a number of ordinary or savings shares of the Company Resulting from the Merger equal to:

seven times the number of shares assigned to Olivetti shareholders for every share held by the latter

Assuming the extreme case in which all the Conversions were carried out, all the shares reserved for the Telecom ltalia stock-option plans were issued, no withdrawals occurred and none of the holders of Telecom Italia ordinary and savings shares accepted the tender offer, the redistribution would involve 21,684,904,141 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each and the Telecom Italia shares to be exchanged would total (taking account of Olivetti’s holding in the capital of Telecom Italia and of the latter’s holding of treasury shares at the date of this Report) 4,459,575,170. In such case, applying the formula above would give the following assignment ratios:

(i)	0.502620 new ordinary shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for every Olivetti ordinary share with a par value of Euro 1 held at the date at which the merger becomes effective and for which the right of withdrawal has not been exercised;

(ii)	3.518341 new ordinary or savings shares of the Company Resulting from the Merger for every Telecom Italia ordinary or savings share, respectively, held at the date at which the merger becomes effective by minority shareholders other than Olivetti and Telecom Italia itself.

In the light of the above, since the variables represented by Conversions, Telecom Italia stock options exercised, withdrawals and acceptances of the tender offer can only be quantified exactly at the time the merger is implemented, it is evident that the assignment ratio for the purposes of redistribution can be established precisely only at the time the merger becomes effective.

At all events, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will accurately reflect the “natural” exchange ratio (1/7), as calculated above.

c)	As already indicated, if at the time the merger is implemented the Absorbing Company’s share capital is less than the current figure of Euro 8,845,537,520 because the decreasing effect of withdrawals outweighs the increasing effect of Conversions, the redistribution of the share capital just described will be accompanied by the simultaneous issue of up to a maximum of 11,103,237,962 new ordinary and saving shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for the purpose of the share exchange, against the transfer to capital of the portion of Telecom Italia’s shareholders’ equity belonging to minority interests, with the possibility of an exchange deficit. These additional shares will be assigned to all the shareholders of both the Absorbing Company and the Company to be Absorbed in proportion to their respective shareholdings obtained by applying the assignment ratios indicated at Point b).

Thus, even if such an event occurs, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will accurately reflect the “natural” exchange ratio (1 to 7), as calculated above.

d)	As part of the procedure for assigning the shares of the Company Resulting from the Merger, a service will be provided to the minority shareholders of both Olivetti and Telecom Italia, through authorized intermediaries, to permit the rounding of the number of newly-issued shares owned down or up to nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions.

In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly issued share of the Company Resulting from the Merger at the end of the Operation, maintenance of the position of shareholder will be ensured by Olivetti International S.A. making available to such persons, free of charge, one share of the Company Resulting from the Merger.

e)	The newly issued shares to be utilized for the share exchange will be assigned to those entitled by the respective authorized intermediaries participating in Monte Titoli S.p.A. at the date the Operation becomes effective. It will be possible to exchange Olivetti and Telecom shares which have not been dematerialized only by delivering them to an authorized intermediary for dematerialized book-entry in the central securities system.

Olivetti will promptly publish notices in at least three newspapers with a national circulation, of which one must be a financial newspaper, announcing the amount of the capital of the Company Resulting from the Merger at the time thereof as a result of the quantification of the variables involved in the Operation (Conversions, the exercise of Telecom Italia stock options, withdrawals from Olivetti, acceptances of the tender offer), the exact assignment ratio in the overall and final measure resulting from the outcome of the supplementary assignment described at Point c), if any, and the detailed instructions on how to carry out the share exchange and to trade or obtain fractional rights as provided for at Point d).

5.	Date on which the Operation becomes effective and dividend entitlement date

In accordance with Article 2504-bis, second paragraph, of the Civil Code (and with standard market practice for companies with listed shares), the Operation will become effective starting on the date of the last filing of the deed of merger provided for in Article 2504 of the Civil Code, or on such later date as may be specified in that deed.

The newly issued shares of the Company Resulting from the Merger will have regular dividend rights.

In accordance with the combined effect of Articles 2504-bis, third paragraph, and 2501-bis, first paragraph, Point 6, of the Civil Code, the transactions of Telecom Italia will be recorded in the accounts of the Company Resulting from the Merger starting from 1 January of the year in which the Operation becomes effective and thus, according to the planned timetable, from 1 January 2003, for tax purposes as well, pursuant to Article 123(7) of Presidential Decree 917/1986.

Consequently, on the date the Operation becomes effective, the Company Resulting from the Merger will assume all Telecom Italia’s assets, rights and obligations, including, but not limited to, all its fixed and movable, tangible and intangible assets, licences, authorizations, franchises, securities, current account assets and liabilities, loans, equity investments, insurance policies, labour contracts and every other contractual instrument.

6.	Tax effects of the Operation on Olivetti and Telecom Italia

This section, after first indicating the main provisions of tax law governing mergers, considers the most important tax aspects of the Operation.

6.1	Tax neutrality

Pursuant to Article 123 of Presidential Decree 917/1986 (the “Income Tax Code”) and Article 27(1) of Law 724/1994, mergers are transactions that do not give rise to the realization or distribution of capital gains or losses in respect of the assets of the company being absorbed.

6.2	Merger differences

The Operation will make it necessary to include specific items in order to achieve accounting balance between the assets and liabilities sides following the unification of the patrimonies of the companies involved. As mentioned earlier, in fact, the merger will give rise to a cancellation deficit and it is reasonable to expect that an exchange surplus will emerge.

The cancellation deficit, as mentioned in Subsection 1.1.4, will be allocated to Telecom Italia’s assets (In particular to its holding of TIM shares) and any difference will be included under “goodwill.”

Under Article 6(1) of Legislative Decree 358/1997 such revaluations may also be recognized for tax purposes if the 19% tax in lieu of income tax is paid. Pursuant to paragraph 2 of the same article, revaluations in connection with merger deficits may be recognized for tax purposes, even in the absence of payment of the tax in lieu of income tax, if and to the extent that the equity investments cancelled led to the previous owners being taxed on the resulting capital gains, net of the related capital losses and write-downs.

6.3	Reserves with tax deferred

The reserves with tax deferred shown in the latest financial statements of the company being absorbed will be included in the income of the absorbing company if and to the extent that they are not reconstituted in its accounts.

This rule does not apply to reserves that are taxable only if they are distributed (e.g., revaluation reserves), which have to be reconstituted in the balance sheet of the absorbing company only if there is a merger surplus or an increase in capital that exceeds the total capital of the companies participating in the merger, net of the parts of the capital of each company they already held. In this case the reserves will be included in the income of the absorbing company in the event of a subsequent distribution of the surplus or reduction in capital because it is excessive.

The reserves already allocated to capital by the company being absorbed are considered to be transferred to the capital of the absorbing company and form part of its income in the event of a reduction in capital because it is excessive.

6.4	Registration tax

Applicable in the fixed amount of Euro 129.11.

6.5	Effects on the shareholders of the company being absorbed

The exchange of the shares held by the shareholders of the company being absorbed is immaterial for tax purposes since it does not involve them in the realization of their shares.

For tax purposes the cost of the cancelled shares is automatically transferred to the new shares received in the exchange.

7.	Forecasts of the composition of major shareholders and of the control structure of the Company Resulting from the Merger

Since the Operation will lead to the entry of Telecom Italia’s shareholders into the capital of the Company Resulting from the Merger and the extinction of Telecom Italia, the forecasts of the composition of major shareholders at the end of the Operation refer to the Company Resulting from the Merger.

On 15 April 2003 the shareholders of Olivetti listed in the table below were found, on the basis of the shareholders’ register and the notifications of major shareholdings pursuant to Article 120 of Legislative Decree 58/1998, to possess more than 2% of the company’s capital:

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	2,524,127,813	28.54%
Caisse des Dépôts et Consignations*	389,200,000	4.40%
Assicurazioni Generali S.p.A.**	334,842,996	3.79%
Olivetti International S.A.***	211,931,328	2.40%
Mediobanca S.p.A.	200,000,000	2.26%

*	Investment held via CDC Ixis Capital Market
**	Investment held through subsidiaries
***	Subsidiary of Olivetti S.p.A. Under Article 2359-bis of the Civil Code, the voting rights of the shares held by Olivetti International S.A. may not be exercised.

The following table shows the foreseeable composition of shareholders with holdings of more than 2% in the Company Resulting from the Merger on the assumption: (i) that there are no Conversions (apart from those deriving from applications received by 31 March 2003, which are not yet reflected in Olivetti’s share capital filed with the Company Register but are considered in this analysis) and that no Telecom ltalia stock options have been exercised; (ii) that 25% of the shareholders other than Olimpia S.p.A. withdraw at a price taken to be equal to Euro 1 (which is in line with the average of the official prices recorded from 26 November 2002 up to today), giving a total outlay of about Euro 1,527 million; and (iii) that the tender offer is made at the average price between the minimum and maximum prices for the Telecom Italia ordinary and savings shares (i.e., Euro 7.7 per ordinary share and Euro 5.175 per savings share), giving a total outlay of about Euro 7,473 million, so that the tender offer covers about 14.6% of the ordinary and savings shares in the event of full acceptance.

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	1,336,092,044	13.65%
Caisse des Dépôts et Consignations*	206,014,537	2.10%

*	Investment held via CDC Ixis Capital Market.

It is foreseeable that no single shareholder will have control of the Company Resulting from the Merger, which, as mentioned earlier, will be fully contestable.

8.	Effects of the Operation on shareholders’ agreements falling within the scope of Article 122 of Legislative Decree 58/1998

The parties to the shareholders’ agreements falling within the scope of Article 122 of Legislative Decree 58/1998 that concern the companies participating in the merger have not sent any notification concerning the possible effects of the merger on such agreements.

9.	Amendments to the bylaws

As mentioned earlier, it is intended the Company Resulting from the Merger adopt new bylaws, corresponding substantially to those of the current Telecom ltalia bylaws.

In particular, following the Operation the Company Resulting from the Merger will change its name to “Telecom Italia S.p.A.,” with the consequent amendment of Article 1 of the bylaws and of the other articles in which the name of the company appears. It has been clarified that the Company Resulting from the Merger can continue to use its own corporate marks and those of Telecom Italia.

Article 2, regarding the registered office of the Company Resulting from the Merger, will be amended to make the registered office that of Telecom Italia at 2 Piazza Affari, Milan.

As specified earlier, upon completion of the Operation the Company Resulting from the Merger will adopt the corporate purpose of Telecom Italia, with the integral substitution of Article 3 of Olivetti’s current bylaws.

Article 5 of the bylaws of the Company Resulting from the Merger, concerning the share capital, will undergo a series of amendments to take account, in particular, of the redistribution and the assignment of the shares issued for the purpose of the exchange, as set out in Section 4, and of the adjustments necessary, in the light of the new amount of the share capital following the merger, for the conversion of the convertible bonds and the exercise of the warrants issued by the Absorbing Company and for the stock-option plans approved by the Absorbing Company and the Company to be Absorbed. In more detail, Article 5 of the bylaws will be amended as follows:

a)	a new maximum amount of Euro 492,726.30 will be established for the variable capital increase for the exercise of the options already assigned by the Absorbing Company under the “Piano triennale di Stock Option 2002-2004” stock option plan, increase to be carried out by 15 December 2004, with an update of up to a maximum of 895,866 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above mentioned options on the basis of the exchange ratio for the shareholders of the Absorbing Company in the context of the merger, at the price of Euro 3.308 per option held;

b)	a new maximum amount of Euro 10,743,649.40 will be established for the variable increase in capital for the exercise of the options already assigned by the Absorbing Company under the “Piano triennale Stock Option febbraio 2002-Dicembre 2004” stock-option plan, increase to be carried out by 31 December 2004, with an update of up to a maximum of 19,533,908 shares of the Company Resulting from the Merger with a par value of Euro 0.55 to be offered to the holders of the above-mentioned options on the basis of the exchange ratio for the shareholders of the Absorbing Company in the context of the merger, at a price of Euro 2.515 per option held;

c)	a new maximum amount of Euro 103,622,863.85 will be established for the increase in capital for the exercise of the “Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004” warrants, increase to be carried out by 20 June 2004, with an update of up to a maximum of 188,405,207 shares of the Company Resulting from the Merger with a par value of Euro 0.55 to be offered to the holders of the above-mentioned warrants on the basis of the exchange ratio for the shareholders of the Absorbing Company in the context of the merger, at a price already fixed by the governing bodies of the Absorbing Company and included in the warrant rules;

d)	a new maximum amount of Euro 180,568,488.10 will be established for the variable capital increase for the conversion of the “Olivetti 1,5% 2001-2004 convertibile con premio al rimborso” convertible bonds already issued by the Absorbing Company, increase to be carried out by 1 January 2004, with an update of up to a maximum of 328,306,342 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, reserved for the holders of the above-mentioned bonds at a conversion ratio equal to the exchange ratio for the shareholders of the Absorbing Company in the context of the merger.

e)	a new maximum amount of Euro 892,681,820.80 will be established for the variable capital increase for the conversion of the “Olivetti 1,5% 2001-2010 convertibile con premio al rimborso” convertible bonds already issued by the Absorbing Company, increase to be carried out by 1 January 2010, with an update of up to a maximum of 1,623,057,856 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, reserved for the holders of the above-mentioned bonds at a conversion ratio equal to the exchange ratio for the shareholders of the Absorbing Company in the context of the merger.

As mentioned earlier, the Company Resulting from the Merger will also have to take over Telecom Italia’s stock-option plans and will therefore have to honour the stock options already assigned thereunder. To this end, Olivetti will approve corresponding increases in capital permitting the issue in relation to such stock options of a number of shares updated in accordance with the exchange ratio and the assignment ratio provided for in the merger plan, while the exercise price will remain unchanged.

In other words, the owner of Telecom Italia stock options will maintain the right to subscribe, at the price already fixed, not for the original number of Telecom Italia shares but the larger number of shares of the Company Resulting from the Merger established on the basis of the “natural” exchange ratio of 1 to 7.

Naturally, the exact quantification of the new quantities that can be subscribed will be possible only when, at the time the deed of merger is signed, the assignment ratio is established, as provided for in Section 4. At all events, the foregoing calculations will accurately reflect, with respect to the number of shares currently obtainable, the “natural” exchange ratio of 1 to 7.

More precisely, Olivetti will approve an increase in capital for up to a total maximum amount of Euro 261,956,575.10 by means of the issue of up to a maximum of 476,284,682 shares with a par value of Euro 0.55 each, divided into the following variable tranches:

a)	a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the options already assigned by Telecom Italia under the “Piano di Stock Option 1999” stock-option plan, to be implemented by 31 January 2005 by the issue of up to a maximum of 39,943,826 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price of Euro 6.79 per option held;

b)	a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the options already assigned by Telecom ltalia under the “Piano di Stock Option 2000” stock-option plan, to be implemented by 30 July 2008 by the issue of up to a maximum of 97,130,710 shares of the Company Resulting from the Merger with a par value of Euro 0.55each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom ltalia shareholders in the context of the merger, at a price of Euro 13.815 per option held;

c)	a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the options already assigned by Telecom Italia under the “Piano di Stock Option 2001” stock-option plan, to be implemented by 30 April 2008 by the issue of up to a maximum of 153,016,232 shares with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price of Euro 10.488 per option held;

d)	a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the options already assigned by Telecom Italia under the “Piano di Stock Option Top 2002” stockoption plan, to be implemented by 28 February 2010 by the issue of up to a maximum of 55,637,980 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price of Euro 9.203 per option held;

e)	a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the options already assigned by Telecom Italia in three distinct lots under the “Piano di Stock Option 2002” stock-option plan, to be implemented for the three lots by 31 March 2008, 31 March 2009 and 31 March 2010 respectively by the issue of up to a maximum total of 130,555,934 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price for the three lots of Euro 9.665, Euro 7.952 and Euro 7.721 respectively per option held.

Article 6 will be reformulated and lay down the rules for the savings shares that will be issued by the Company Resulting from the Merger. These shares will entitle their holders to analogous preferential rights to those currently enjoyed by the holders of Telecom Italia savings shares. Provision will also be made, as announced, for the possibility for the preferred dividend established in the bylaws to be paid by means of the distribution of reserves (in accordance with the resolution that will be proposed to the Telecom Italia shareholders’ meeting called to approve the merger plan).

As regards corporate governance, the bylaws of the Company Resulting from the Merger will provide for the appointment of a Board of Directors with not less than 7 and not more than 23 members, appointed by means of a slate mechanism taken over in large part from Telecom Italia’s current bylaws.

Lastly, it needs to be underscored that Article of Telecom Italia’s bylaws contains clauses that give the Minister for the Economy and Finance some special powers, to be exercised in agreement with the Minister for Productive Activities, in application of Article 2 of Law 474/1994, it should be noted that such powers include the right to veto the adoption of merger resolutions and amendments to the bylaws that would suppress or alter such powers, which were introduced into Telecom Italia’s bylaws under a Prime Ministerial Decree of 21 March 1997 in the light of the sector of the company’s operations (telecommunications) and with a view to its privatization.

At the end of the meeting of its Board of Directors on 11 March 2003, Telecom ltalia requested the Minister for the Economy and Finance to indicate whether he intended to exercise the powers in question.

The Minister for the Economy and Finance subsequently informed Telecom Italia that he did not consider the conditions existed for the exercise of the power of veto with respect to the adoption by Telecom Italia’s shareholders’ meeting of the merger resolution. By contrast, as regards the question of the presence in the bylaws of the clauses giving the special powers, the Minister for the Economy and Finance indicated that he considered it necessary to maintain the power of expressing a favourable opinion on the acquisition of major shareholdings in the company’s capital and the power of veto as set out in the current bylaws of Telecom Italia.

The Minister for the Economy and Finance also stated that he had reached agreement with the Minister for Productive Activities on the indications regarding these questions.

With this premise, and pending the formalization of the measure best suited to the foregoing indications and any opinion the competent European Union authorities might express on the matter, the Minister for the Economy and Finance requested that the bylaws to be submitted to the shareholders’ meetings of the companies participating in the merger conform with the indications set out above.

The amendments to the bylaws described above will come into force on the date that the Operation becomes effective, pursuant to Article 2504-bis of the Civil Code and the merger plan.

The amended text of the bylaws of the Company Resulting from the Merger, including the above-mentioned special powers, to be submitted to the shareholders’ meetings of Olivetti and Telecom Italia for their approval is annexed to this Report.

10.	Considerations of the Board of Directors concerning the potential recourse to the right of withdrawal

At the end of the Operation the Company Resulting from the Merger will adopt the corporate purpose of Telecom Italia. This innovation is necessary in order to reflect the major change in the business of Olivetti, which will be transformed from a holding company into an operational company with numerous administrative authorizations and franchises and operations in regulated markets, so that its corporate purpose must include the supply of the services for which such authorizations and franchises have been granted.

In particular, the adoption of the new corporate purpose for the Company Resulting from the Merger serves to permit it to maintain the licences currently held by Telecom Italia for the supply of telecommunications services to the public.

In fact Telecom Italia’s activity consists essentially in the installation and operation of telecommunications equipment and in the supply of telecommunications services on the basis of individual licences and general authorizations issued under Presidential Decree 318/1997. Whereas the corporate purpose of Telecom ltalia laid down in its bylaws provides expressly for all the activities referred to above, the corporate purpose of Olivetti only mentions “production and marketing in the field ... of telecommunications” and “services” as a merely secondary activity (without further specification).

The change in the corporate purpose is also intended to allow the Company Resulting from the Merger to engage in other activities covered by Telecom Italia’s bylaws, such as advertising and publishing, which are not envisaged in Olivetti’s current bylaws.

The adoption of Telecom Italia’s corporate purpose means that the bylaws of the Company Resulting from the Merger will contain the requirement that holding equity investments should not be its principal activity, as it was for Olivetti. This formal change entails a substantial change in the risk profile associated with the investment since, as a consequence of the Operation, the Company Resulting from the Merger will no longer have the characteristics established by the Minister of the Treasury in implementing Article 113 of Legislative Decree 385/1993 to define the concept of “engaging as the principal activity, without dealings with the public, in the acquisition of equity interests.”

Under Article 2437 of the Civil Code, the Olivetti shareholders who are contrary to the merger resolution and those who are absent may exercise the right of withdrawal.

The right of withdrawal may be exercised by shareholders entitled to do so by sending a registered letter that must reach Olivetti within 3 days of the date of the shareholders’ meeting that approved the merger if sent by shareholders who were present at the meeting and contrary to the resolution or within 15 days of the filing of the resolution with the Company Register if sent by shareholders who were not present at the meeting. The date on which letters are received by Olivetti will count and not the date on which they were sent; it is therefore up to the shareholders contrary to the resolution to ensure compliance with the above-mentioned time limit since Olivetti takes no responsibility for transmission or delivery delays due to causes beyond its control.

For the purposes of legitimizing the exercise of the right of withdrawal, shareholders must also send Olivetti an appropriate certification, issued by an authorized intermediary pursuant to the provisions governing dematerialized financial instruments deposited with a central securities depository, attesting in particular the ownership of the company’s shares from the date of the merger resolution. As provided for by the regulations in force, when certifications are issued the shares will be blocked by the intermediary in question until they are redeemed.

Olivetti will inform shareholders in good time, as laid down by law, regarding the procedure and time limits for exercising the right of withdrawal.

The amount due to Olivetti shareholders who exercise the right of withdrawal will be based on the price per share calculated as the mean of the official prices of the six months preceding the date of the merger resolution. For the purposes of the redemption, consideration will be given to the daily quotations of the Olivetti shares in the six calendar months preceding the date of the adoption of the merger resolution.

The Olivetti shareholders who exercise their right of withdrawal will be entitled to have their shares redeemed from the date on which the Operation becomes effective, with the consequent right to be paid interest at the legal rate from such date.

Accordingly, at the time the Operation becomes effective for civil law purposes and simultaneously with the exchange of shares for the Olivetti shareholders who did not exercise the right of withdrawal, Olivetti will redeem and cancel the shares of the shareholders who exercised the right of withdrawal, with the related payment expected to be made at the latest within 90 days of the date on which the Operation becomes effective.

The sums due to the shareholders who exercise the right of withdrawal will be taxable profit for any part exceeding the subscription or purchase price paid for the shares Olivetti cancels (Article 44(3) of the “Income Tax Code”).

In the event that shareholders who are natural persons but not entrepreneurs or qualified shareholders are assigned reserves other than capital reserves, even if they were previously classified as share capital, the intermediary participating in the Monte Titoli S.p.A. central securities depository (or foreign central securities depositories participating therein) is required to apply the 12.50% tax in lieu of income tax pursuant to Article 27-ter, paragraph 1, of Presidential Decree 600/1973.

If, instead, the above-mentioned reserves were used to redeem non-residents, the tax in lieu of income would be 27%, without prejudice to the rate reduction provided for in double taxation agreements.

In the event that shareholders who are natural persons are qualified shareholders or, not being qualified shareholders, elect not to be subject to the tax in lieu of income referred to above, the taxable profit must be indicated in their tax returns for an amount equal to the difference between that redeemed and the subscription or purchase price for the shares Olivetti cancels and will be subject to personal income tax (lrpef) or separate taxation. At all events, for the part of the taxable profit determined in this way corresponding to the reserves, other than capital reserves, attributable to shareholders in relation to the shares cancelled, a tax credit on the dividends will be recognized up to the amount of the taxes referred to in Articles 105(1)(a) and 105(1)(b) of the “Income Tax Code”.

Milan, 15 April 2003

On behalf of the Board of Directors of Olivetti S.p.A.

(in original signed by Olivetti’s Legal Representative)

PROPOSED RESOLUTION TO THE SHAREHOLDERS’ MEETING

The meeting of ordinary shareholders of Olivetti S.p.A. (the Absorbing Company),

•	having seen the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., entered respectively in the Turin Company Register and the Milan Company Register on April 22, 2003 and on April 18, 2003 (the Merger Plan);

•	having examined the Directors’ report on the merger operation (the Merger);

•	having taken note of the balance sheets of the companies participating in the Merger, as shown in their draft financial statements for the year ended 31 December 2002;

•	having taken note of the reports on the congruousness of the merger exchange ratio prepared by the auditing firms Deloitte & Touche Italia S.p.A. for Olivetti and Reconta Ernst & Young S.p.A. for Telecom Italia;

•	having taken note of the timely filing of the documentation required under the applicable law;

•	having taken note of the Board of Auditors’ attestation that the present share capital is fully paid up;

resolves

1.	to approve the Merger Plan and consequently to proceed—with the accounting and tax effects starting on I January of the year in which the Merger becomes effective in respect of third parties, as provided for in the Merger Plan—with the merger of Telecom Italia S.p.A. into Olivetti S.p.A. on the basis of the following exchange ratio:

•	7 Olivetti ordinary shares with a par value of Euro 1 (one) for every Telecom Italia ordinary share with a par value of Euro 0.55 each;

•	7 Olivetti savings shares with a par value of Euro 1 (one) for every Telecom Italia savings share with a par value of Euro 0.55 each;

with the effectiveness of the whole operation subject (i) to the adoption by the shareholders’ meeting of Telecom ltalia of a like resolution and (ii) to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares to be issued;

2.	to withdraw and cancel the Olivetti shares with a par value of Euro 1 each (net of those for which the right of withdrawal has been exercised) and simultaneously to issue new ordinary and savings shares with a par value of Euro 0.55 each and regular dividend entitlement, in the number resulting from their assignment to Olivetti shareholders and Telecom Italia shareholders other than Olivetti in accordance with the following criteria:

A.	satisfaction of the exchange ratio between the economic values underlying the Olivetti and Telecom Italia shares by redistributing Olivetti’s capital at the time of the implementation of the Merger, net of the Olivetti shares with a par value of Euro 1 (one) for which the right of withdrawal has been exercised, subsequent to the change in the par value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, and thus by applying the following assignment ratios:

•	for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, assignment of “x” newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);

•	for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of “7x” newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);

•	for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of “7x” newly-issued savings shares of the Absorbing Company (with a par value of Euro 0.55 each);

where the number “x” is the ratio between

•	the total number of shares of the Absorbing Company with a par value of Euro 0.55 each to be redistributed and

•	the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the implementation of the Merger and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the implementation of the Merger;

B.	assignment, if necessary, to all the holders of the Absorbing Company’s ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the above-mentioned exchange ratio, of up to a maximum of 11,103,237,961 new shares, of the same class as the shares already assigned under the redistribution, with a par value of Euro 0.55 each (and thus up to a total maximum amount of Euro 6,106,780,879.10) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520.05.

A service will be provided to shareholders to handle any fractions of shares, without prejudice to any rounding deriving from the aforesaid assignment operations;

3.	to recalculate the remaining amount of the increase in capital already approved by the Extraordinary Shareholder’s Meeting of 4 October 2000, for the part set aside for the exercise of the “Warrant Azioni Olivetti ex Tecnost 1999-2004” warrants, up to a maximum amount of Euro 56,992,575.20, by means of the issue of up to a maximum of 103,622,864 ordinary shares with a par value of Euro 0.55 each.

A service will be provided to holders of the aforementioned warrants who exercise their subscription rights to handle any fractions of shares, without prejudice to any rounding deriving from the exercise of the warrants;

4.	to increase the share capital as of the date on which the Merger becomes effective — by reiterating, updating and, where necessary, renewing earlier resolutions to increase the share capital adopted by Olivetti’s Shareholders’ Meeting and Board of Directors, insofar as they are still effective — by the following divisible amounts to take account of the assignment ratio for Olivetti shareholders in the context of the Merger:

(i)	up to a maximum of Euro 492,726.30, by means of the issue of up to a maximum of 895,866 ordinary shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option 2002-2004” stock options, increase to be implemented by 15 December 2004;

(ii)	up to a maximum of Euro 10,743,649.40, by means of the issue of up to a maximum of 19,533,908 ordinary shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option febbraio 2002-dicembre 2004” stock options, increase to be implemented by 31 December 2004;

(iii)	up to a maximum of Euro 180,568,488.10, by means of the issue of up to a maximum of 328,306,342 ordinary shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1,5% 2001-2004 convertibile con premio al rimborso” convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.;

(iv)	up to a maximum of Euro 892,681,820.80, by means of the issue of up to a maximum of 1,623,057,856 ordinary shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1,5% 2001 -2010 convertibile con premio al rimborso” convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

A service will be provided to holders of the aforementioned securities who exercise their subscription/conversion rights to handle any fractions of shares, without prejudice to any rounding deriving from the exercise of the stock options and/or the conversion of the convertible bonds;

5.	to increase the share capital as of the date on which the Merger becomes effective—for the outstanding stock option plans of Telecom Italia S.p.A., insofar as they are still effective, with account taken of the assignment ratio for Telecom Italia ordinary shareholders in the context of the Merger—by up to a maximum of Euro 261,956,575.10, by means of the issue of up to a maximum of 476,284,682 ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

(i)	a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the “Piano di Stock Option 1999” stock options, increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 39,943,826 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held;

(ii)	a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 97,130,710 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held;

(iii)	a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 153,016,232 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held;

(iv)	a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 55,637,980 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held;

(v)	a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 130,555,934 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held.

A service will be provided to holders of the aforementioned options who exercise their subscription rights to handle any fractions of shares, without prejudice to any rounding deriving from the exercise of the stock options.

6.	to adopt as of the date on which the Merger becomes effective the bylaws annexed to the Merger Plan (the Bylaws of the Absorbing Company), to be understood as referred to here in their entirety, in the version consistent with the indications of the competent governmental authorities regarding the special powers of the Minister for the Economy and Finance under Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994;

7.	to grant severally to the Legal Representatives the powers needed:

(a)	to complete all the formalities required for the resolutions adopted to obtain all the necessary authorizations, with the right to approve and introduce into such resolutions, the Merger Plan and the Bylaws of the Absorbing Company annexed thereto any amendments, additions or deletions that may be requested or suggested by administrative authorities and/or following the exercise of the special powers referred to in Article 5 of the bylaws of Telecom ltalia S.p.A. or on the occasion of filings with the Company Register;

(b)	to draw up and sign, inter alia by having ad hoc recourse to attorneys or agents, in conformity with the resolution of point 1, the public merger instrument and every other assessment, supplement and amendment that should prove necessary or desirable, defining every agreement, condition, clause, time limit and procedure thereof in conformity with and in implementation of the Merger Plan;

(c)	to complete and amend at the signing of the merger instrument the numbers contained in Article 5 of the Bylaws of the Absorbing Company on the basis of the final assignment ratios obtained in accordance with the criteria set out in point 2;

(d)	to make, as and when necessary, the changes to Article 5 of the Bylaws of the Absorbing Company consequent on the implementation of the increases in capital referred to in points 2, 3 and 4, and to that end to complete all the formalities and publish all the notices required by law;

(e)	to establish the timetable and procedures for carrying out the redistribution and assignment operations referred to in point 2;

(f)	to do—inter alia by having ad hoc recourse to attorneys or agents—whatever else may be necessary for and conducive to the complete implementation of the foregoing resolutions, authorizing entries, transcriptions, annotations, amendments and corrections in public registers and every other competent seat.

Annex J

English Translation of Report of the Telecom Italia Board

to the Shareholders dated April 15, 2003

BOARD OF DIRECTORS OF TELECOM ITALIA S.p.A.

MEETING OF 15 APRIL 2003

REPORT ON THE PLAN FOR THE MERGER OF

TELECOM ITALIA S.p.A. INTO OLIVETTI S.p.A.

Milan, 15 April 2003

The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail.

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act’) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.

The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States

***

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Contents

1.	Description of the Operation and the reasons therefor, with particular regard to the operating objectives of the companies participating in the merger and the programmes formulated for achieving them		5

	1.2.	Description of the activities of Telecom Italia	5
	1.3.	Description of Olivetti’s activities	6
	1.4.	Main legal aspects of the Operation	7
	1.5.	Reasons for the Operation	10
	1.6.	Operating objectives and programmes to achieve them	11

2.	The values attributed to the Companies Participating in the Merger for the purpose of determining the Exchange Ratio		11

	2.1.	Objective of the valuation	11
	2.2.	Methods adopted and results obtained	12

3.	Conclusions		19

	3.1.	Determination of the Exchange Ratio	19
	3.2.	Exchange Ratio	20

4.	Procedure for assigning the shares of the Company Resulting from the Merger and the entitlement date of the shares		20

	4.1.	Procedure for carrying out the share exchange	20
	4.2.	Date on which the Merger becomes effective	23

5.	Date on which transactions are to be recorded in the Absorbing Company’s accounts		23

6.	Tax effects of the Operation on the Absorbing Company’s accounts		23

	6.1.	Direct taxes: regime of the Companies Participating in the Merger	23
	6.2.	Tax regime for the shareholders	23
	6.3.	Indirect tax regime	24

7.	Forecasts of the composition of the shareholders of the Company Resulting from the Merger		24

	7.1.	Telecom Italia shareholders	24
	7.2.	Olivetti shareholders	24
	7.3.	Effects of the Merger on the composition of shareholders	24

8.	Effects of the merger on shareholders agreements (Article 122 of Legislative Decree 5811998) regarding the shares of the Companies Participating in the Merger		25

9.	Changes to bylaws		25

	9.1.	Olivetti’s bylaws and changes deriving from the Merger	25

10.	Evaluation of recourse to the right of withdrawal (Article 131 of Consolidated Law and Article 2437 of the Civil Code) for Telecom Italia shareholders		27

	10.1.	Evaluation on the basis of Article 131 of the Consolidated Law	27
	10.2.	Evaluation on the basis of Article 2437 of the Civil Code	27

REPORT OF THE BOARD OF DIRECTORS OF TELECOM ITALIA S.p.A. ON THE PLAN FOR THE MERGER OF TELECOM ITALIA S.p.A. INTO OLIVETTI S.p.A. PURSUANT TO ARTICLE 2501-QUATER OF THE CIVIL CODE AND ARTICLE 70(2) OF CONSOB REGULATION 11971/1999 ON ISSUERS, AS AMENDED, IMPLEMENTING LEGISLATIVE DECREE 58/1998 (THE “CONSOLIDATED LAW”).

Dear Shareholders,

In accordance with Article 2501 quater of the Civil Code and Article 70 of Consob Regulation 11971/1999 (the “Regulation”), we submit for your consideration and approval the plan (the “Merger Plan”) for the merger (the “Merger” or the “Operation”) of Telecom Italia S.p.A. (“Telecom Italia” or the “Company to be Absorbed”) into Olivetti S.p.A. (“Olivetti” or the “Absorbing Company”, or—once the Merger becomes effective—the “Company Resulting from the Merger”). The purpose of this report is to describe and justify the Merger Plan from the legal and economic standpoints, with particular regard to the exchange ratio.

1.	Description of the Operation and the reasons therefor, with particular regard to the operating objectives of the companies participating in the merger and the programmes formulated for achieving them

1.1.	Description of the persons involved

1.1.1.	Telecom Italia S.p.A.: Telecom Italia is a company limited by shares with registered office at 2 Piazza Affari, Milan and headquarters at 4 Corso d’Italia, Rome, and a fully paid-up share capital of Euro 4,023,816,860.80 divided into 5,262,908,631 ordinary shares with a par value of Euro 0.55 each and 2,053,122,025 savings shares with a par value of Euro 0.55 each. The Company to be Absorbed is domiciled for tax purposes at its registered office, and its Milan Company Register Number and tax number is 00471850016.

1.1.2.	Olivetti S.p.A.: Olivetti is a company limited by shares with registered office at 77 Via Jervis, Ivrea, a fully paid-up share capital of Euro 8,845,537,520 divided into 8,845,537,520 ordinary shares with a par value of Euro 1 each. The Absorbing Company is domiciled for tax purposes at its registered office, and its lvrea Company Register number and tax number is 00488410010.

1.2.	Description of the activities of Telecom Italia

1.2.1.	The Telecom Italia Group is one of the largest international groups operating in the sector of telecommunications services and, more in general, information and communication technology. Its companies, leaders in fixed and mobile communications, the Internet and media, information technology and research offer integrated and innovative services in Italy and abroad. Its principal strength is its leadership in the domestic market in fixed and mobile telecommunications and Internet services. The companies of the Group have created broadband, fixed and mobile networks providing innovative services, complex solutions for ICT, multimedia messaging, solutions for mobile business, products for e-government and online banking.

1.2.2.	Following the changes in top management during 2001 and the significant overhaul of corporate growth strategies with the formulation of the Business Plan for 2002-2004 (the “Business Plan”), in 2002 an overall restructuring was launched. In particular, organizational restructuring led to the formation of a completely renewed, compact and stable management team. During 2002 the responsibilities of the “Domestic Wireline” and “Information Technology” business units were revised in depth and a new “South America” business unit was established.

1.2.3.	At Group level the so-called “professional families” were upgraded and strengthened with the establishment of a functional link between distinctive competences in the individual Telecom Italia Group companies and the analogous functions in the parent company so as (i) to ensure greater organizational effectiveness and the verification of resources, and (ii) to foster intra-Group mobility. In addition, new procedures were introduced for the approval and monitoring of investments and acquisitions, with the centralization of governance responsibilities.

1.2.4.	The objectives of financial strengthening and industrial restructuring were achieved in accordance with the Business Plan. The results obtained with the gain in efficiency and the plan of disposals (which generated a net cash flow of Euro 4,771 million in 2002) were decisive in reducing the Group’s debt from Euro 21,942 million at the end of 2001 to Euro 18,118 million at 31 December 2002. The proportion of debt with a maturity of more than one year rose from 64% at the end of 2001 to 75% at the end of 2002. The Group’s structure was simplified, with the number of companies declining from 714 to 416.

1.2.5.	Turning to business developments, 2002 brought a strengthening of Telecom Italia’s leadership in the Italian market, obtained thanks to effective marketing and the focus on innovation.

1.2.6.	In the field of mobile telephony, TIM S.p.A. ranks first among European operators in terms of the number of GSM lines on a single network and is the leader in Italy. In October TIM S.p.A. launched Brazil’s first GSM service, which reached more than 80 cities throughout the country.

1.2.7.	The following tables show selected income, balance sheet and financial data for the Telecom Italia Group and for Telecom Italia, drawn from the consolidated financial accounts for the 2002 fiscal year, Telecom Italia’s draft financial statements for 2002 and its financial statements for 2001 and 2000.

Selected economic and financial data for the Telecom Italia Group and Telecom Italia

TELECOM ITALIA GROUP

	2002	2001	2000(*)	2000
	(in millions of euros)
Sales of goods and services	30,400	30,818	27,169	28,911

Gross operating margin	13,964	13,619	12,217	13,118

Operating result	7,381	6,674	6,440	6,805

Consolidated net income (loss) of the parent company	(322)	(2,068)	2,028	2,028

Consolidated shareholders equity of the parent company	9,049	13,522	18,821	18,821

Consolidated net financial debt:	18,118	21,942	17,233	19,029
T medium/long-term	15,018	16,083	6,733	8,268
T short-term	3,100	5,859	10,500	10,761

Consolidated free cash flow from operations(1)	8,610	5,990	4,453	4,763

(*)	Reconstructed by consolidating the Nortel Inversora group (Telecom Argentina) using the equity rather than the proportionate method.
(1)	Operating result + Depreciation and amortization – Industrial investments – Change in working capital.

TELECOM ITALIA

	2002	2001	2000
	(in millions of euro)
Sales of goods and services	17,055	17,309	17,463

Gross operating margin	7,549	7,571	7,556

Operating result	4,045	3,983	3,595

Net income (loss)	(1,645)	151	2,559

Shareholders’ equity	10,956	15,871	18,714

Net financial debt:	15,128	16,913	16,839
T medium/long-term	11,848	10,371	3,188
T short-term	3,280	6,542	13,651

Free cash flow from operations(1)	5,291	4,584	4,234

(1)	Operating result + Depreciation and amortization – Industrial investments – Change in working capital.

1.3.	Description of Olivetti’s activities

1.3.1.	Olivetti, in conformity with its current corporate purpose, is a company entered in the special section of the general register, kept by the Italian Foreign Exchange Office, of persons engaging “principally” in financial activities “without dealings with the public” pursuant to and for the effects of Articles 106 and 113 of Legislative Decree 385/1993.

1.3.2.	Olivetti’s principal equity interest is that held in Telecom Italia (54.9% of the ordinary capital) and, indirectly, in its subsidiaries. Olivetti is also present in business sectors such as office products and services and real estate, notably through its subsidiaries Olivetti Tecnost S.p.A. (information technology and communications products and services) and Olivetti Multiservice S.p.A. (services related to the real-estate sector).

1.3.3.	The following tables show selected income, balance sheet and financial data for the Olivetti Group and for Olivetti, drawn from the consolidated financial statements for the 2002 fiscal year, Olivetti’s draft financial statements for 2002 and its financial statements for 2001 and 2002, appropriately reclassified to make them consistent with those of Telecom Italia.

Selected economic and financial data for the Olivetti Group and Olivetti

OLIVETTI GROUP

	2002	2001	2000(*)	2000
	(in millions of euros)
Sales of goods and services	31,408	32,016	28,374	30,116

Gross operating margin	14,033	13,707	12,272	13,173

Operating result	6,016	5,338	5,112	5,477

Consolidated net income (loss) of the parent company	(773)	(3,090)	(940)	(940)

Consolidated shareholders’ equity of the parent company	11,640	12,729	13,856	13,856

Consolidated net financial debt	33,399	38,362	35,728	37,524

T medium and long-term	33,309	37,042	25,622	27,157

T short-term	90	1,320	10,106	10,367

(*)	Reconstructed by consolidating the Nortel Inversora group (Telecom Argentina) using the equity rather than the proportionate method.

OLIVETTI

	2002	2001	2000
	(in millions of euros)
Net income (loss)	(6,240)	(871)	870

Shareholders’ equity	9,031	15,235	13,937

Net financial debt	15,195	16,322	17,991
T medium and long-term	12,472	10,293	17,150
T short-term	2,723	6,029	841

1.4.	Main legal aspects of the Operation

1.4.1.	The proposed Operation envisages the merger of Telecom Italia into Olivetti pursuant to and for the effects of Article 2501 et seq. of the Civil Code. The Operation was approved, as regards its objectives and principal characteristics, by the Boards of Directors of the interested companies in their meetings on 11 March 2003.

On 13 March 2003 Olivetti published the notice provided for by Article 2503-bis, second paragraph, of the Civil Code. The time limit for exercising of conversion rights de jure expired on 13 April 2003. However, it is appropriate to point out that the holders of bonds convertible into Olivetti shares will able to exercise conversion rights in accordance with rules of these bond issues even after the expiration of the time limit indicated in Article 2503-bis, second paragraph, of the Civil Code, without prejudice to the periods of suspension of such rights envisaged by the issue rules.

1.4.2.	The Merger will take place on the basis of the draft financial statements for the fiscal year ended 31 December 2002 of Olivetti and Telecom Italia (jointly the “Companies Participating in the Merger”), which were also adopted by the Boards of Directors of the Companies Participating in the Merger as statements of assets and liabilities under Article 2501-ter of the Civil Code (for each the “Merger Statement of Assets and Liabilities”).

1.4.3.	The Absorbing Company, as a consequence and at the conclusion of the Merger, will assume the name and corporate purpose of Telecom Italia. More in general, Olivetti will adopt new bylaws based on the current bylaws of Telecom Italia.

Concerning the amendment of the corporate purpose, premised that the extension of the corporate purpose to the performance of services in the telecommunications sector would by itself legitimate the right of withdrawal, it was nonetheless considered appropriate to take over Telecom Italia’s corporate purpose in its entirety, in order to permit the Absorbing Company to operate in all the sectors in which Telecom Italia is currently present, with particular regard to the activities that Telecom Italia is authorized to engage in pursuant to administrative measures.

In this regard, the fee schedules of the individual licences issued to Telecom Italia provide that “the corporate purpose of the company must include activities in the telecommunications sector”, which must refer to the provision of telecommunications services, as defined in Presidential Decree 318/1997, on the basis of which the licences were issued.

The inclusion of such activities in the corporate purpose of the licensee is among the elements evaluated for the grant of licences and, inasmuch as it responds to a specific prescription of the schedules accessory to such licences, must therefore be considered among the conditions for the preservation thereof by the successor Olivetti, whose corporate purpose does not currently provide for them.

As a consequence of the amendment of the corporate purpose within the context of the Merger, Olivetti shareholders who are absent or contrary to the resolutions approving the Operation will have the right to withdraw pursuant to and for the purposes of Article 2437 of the Civil Code (on the right to withdraw, see also Section 10 below).

The relative majority shareholder of Olivetti has already announced that it will not exercise its right of withdrawal.

1.4.4.	In order to give the shareholders of Telecom Italia a possibility to disinvest within the context of the Operation, Olivetti has announced its intention of making a partial tender offer for ordinary and savings shares of Telecom Italia (the “Offer”).

The consideration offered will be fixed on the basis of the weighted average of the official stock-market prices of the ordinary and savings shares of Telecom Italia in the period between 12 March 2003 and the date of the shareholders’ meeting of the Absorbing Company called to approve the Merger Plan, plus a premium of 20%, but in no case will such consideration be (i) greater than Euro 8.40 per ordinary share and Euro 5.65 per savings share or (ii) lower than Euro 7 per ordinary share and Euro 4.70 per savings share.

The market has been informed that the number of shares to be tendered for will be decided after the time limit for exercising the right to withdraw under Article 2437 of the Civil Code has expired and, therefore, after the amount of the outlay to be incurred by Olivetti for the withdrawal rights actually exercised (“Withdrawals”) has been ascertained. The maximum total amount to be allocated to the Offer will be Euro 9 billion, less the repayment for Withdrawals.

The Offer will be for the same percentage of ordinary shares and savings shares. If the resources allocated to the Offer for each of the two classes of shares (ordinary and savings) are not completely used for that class, they will be used for the other class. If the acceptances of the Offer by the holders of ordinary shares and savings shares were to exceed the quantity tendered for, they will be prorated with respect to each class.

On the basis of what Olivetti has indicated, if there were no Withdrawals and the Offer therefore had a maximum overall value of Euro 9,000,000,000:

a)	if made at the minimum price of Euro 7 per ordinary share and Euro 4.70 per savings share, the Offer would be for about 19.4% of the ordinary share capital and savings share capital respectively;

b)	if made at the maximum price of Euro 8.40 per ordinary share and Euro 5.65 per savings share, the Offer would be for about 16.1% of the ordinary share capital and savings share capital respectively.

The Offer will take place as soon as possible following the expiration of the time limit for the exercise of Withdrawals and will close before the merger instrument is signed. The Offer will cease to be effective in the event of failure to complete the procedure for filing the merger instrument with the Company Register within a given date, now tentatively envisaged to be 31 December 2003, without prejudice to the intention of the Companies Participating in the Merger to complete the formalities for the Merger in the shortest time possible, and specifically, as indicated in Subsection 1.4.8 below, by early August. The Offer will be evaluated by the Board of Directors of Telecom Italia pursuant to and for the purposes of Article 39 of the Regulation once the offer document has been received.

Since the Operation will result in Olivetti’s absorbing a subsidiary, it will have as a consequence the cancellation of the equity interest held by Olivetti in Telecom Italia at the time the Merger becomes effective and the assignment to Telecom Italia ordinary or savings shareholders other than Olivetti of ordinary or savings shares and to Olivetti shareholders of ordinary shares issued by the Company Resulting from the Merger on the basis of the assignment ratios corresponding to the exchange ratio. This assignment will be made by Olivetti’s capital at the completion of the Operation (see Section 4).

Olivetti will cancel all the Telecom Italia shares held at the time of the Merger. For the purposes of the annual financial statements, the difference between the carrying value of the cancelled Telecom Italia shares and the corresponding portion of shareholders’ equity will be positive and will thus give rise to a “cancellation deficit”. This deficit, whose size will also depend on the acceptances of the Offer, will be allocated to Telecom Italia assets (in particular, to the Tim shares held) and any difference recorded under the item “goodwill”. Considering the procedure for the assignment of the shares of the Company Resulting from the Merger by means of the redistribution technique, it is reasonable to expect that a share exchange surplus will emerge.

1.4.5.	For the share exchange, Olivetti will assign holders of Telecom Italia savings shares new savings shares with features identical to those of the shareholders currently issued by Telecom Italia. Among other things, the bylaws of the Company Resulting from the Merger will contain an article identical in content to that of the bylaws of Telecom Italia, including the possibility of satisfying the preferential rights of the holders of savings shares by distributing reserves, whose introduction in the bylaws of the Company to be Absorbed will be proposed at the shareholders’ meeting called to approve the Merger Plan.

In the context of the Operation, and as an essential aspect thereof, the savings shares that will be issued by the Absorbing Company for the share exchange in favour of holders of Telecom Italia savings shares are to be listed on the stock exchange. The new Olivetti savings shares will have a par value of Euro 0.55 each, thus corresponding fully to the current savings shares of Telecom in this respect as well.

The Operation will therefore not give rise to any prejudice for the holders of savings shares. Consequently, lacking the preconditions referred to in Article 2376 of the Civil Code and Article 146 of the Consolidated Law, it will not be necessary to call the special meeting of such shareholders.

Considering that as a consequence of the share exchange and the specific manner in which it is to be carried out each holder of savings shares will be assigned a larger number of savings shares that that currently held, and that each of the new shares assigned by the Absorbing Company will have the same par value as a Telecom Italia savings share, there will be an increase in the total amount of dividends payable on a preferential basis to the holders of Telecom Italia savings shares at the date the Merger becomes effective.

This advantage in absolute terms, together with the above-mentioned possibility of satisfying the preferential right by distributing reserves, undoubtedly improves the position of the holders of Telecom Italia savings shares.

1.4.6.	The Absorbing Company will succeed to all the legal relationships of Telecom Italia, including the concessions, licences and administrative authorizations granted thereto in accordance with the procedures established by the legislation in force. The Absorbing Company will also succeed to the relationships pertaining to Telecom Italia’s bond issues and stock-option plans; to this end, the Absorbing Company will implement the capital increases for the purpose of such plans and will update the capital increases for the convertible bonds, stock-option plans and warrants issued by Olivetti with the necessary adjustments to take account of the new par value of the Olivetti shares and the assignment procedure described in Section 4.

1.4.7.	At the end of the Merger, the (ordinary and savings) shares of the Company Resulting from the Merger will be listed on Borsa Italiana’s MTA electronic share market. Furthermore, it is expected that (i) the Company Resulting from the Merger will also succeed to Telecom Italia in being listed on the NYSE in the form of American Depositary Receipts (ADRs), and (ii) the Merger will not have consequences for the listing on the Frankfurt Stock Exchange of the ordinary shares of the Company Resulting from the Merger.

1.4.8.	It is the intention of the Companies Participating in the Merger to complete the Operation in the shortest possible time. The Merger is expected to become effective in early August 2003.

1.5.	Reasons for the Operation

1.5.1.	The Operation is framed in the reorganization drive aimed at creating value for Telecom Italia shareholders, launched in July 2001 and carried out through an industrial and financial restructuring with positive results despite the crisis in the stock markets and the telecommunications sector.

1.5.2.	The strategic objective of creating value for Telecom Italia shareholders involved the identification of a multiplicity of actions and initiatives. In particular, industrial restructuring and refocusing on the core business, completed earlier than had been announced to the financial community from September 2001 onwards and in line with the Business Plan, and carried out in part through the disposal of a number of non-strategic assets (such as the equity interests in Auna, Telemaco Immobiliare, Bouygues Decaux Telecom, Mobilkom Austria, Telekom Austria, Telespazio, Sogei and Lottomatica) led to:

•	an improvement in the operating result, with the consolidated operating result rising by 10.6% to Euro 7.4 billion in the 2002 fiscal year, and

•	a reduction in consolidated total net debt from Euro 21.9 billion at 31 December 2001 to Euro 18.1 million at 31 December 2002.

Meanwhile, Olivetti carried out a series of transactions to refinance its debt, with an improvement in the debt’s conditions of maturity.

The completion of the above-mentioned industrial restructuring activities of the Telecom Italia Group, together with the improvement in Olivetti’s financial situation, now makes it possible to take the further step of simplifying the Olivetti-Telecom Group’s corporate structure, in accordance with the market’s expectations, by merging Telecom Italia into Olivetti.

1.5.3.	As a consequence of the Operation, Telecom Italia shareholders will be able to benefit fully from the enhancement in value deriving from the execution of the Business Plan.

Currently, Telecom Italia is majority controlled by Olivetti and the latter has a major shareholder- Olimpia S.p.A.—holding 28.54% of its share capital.

As a result of the Merger, Olivetti’s controlling interest in Telecom Italia will be extinguished as a result of the cancellation of the shares, while Olimpia’s interest in Olivetti will be diluted substantially.

Consequently, Telecom Italia shareholders, like Olivetti shareholders, will hold shares of a fully contestable company in which there will be no controlling shareholder. In this regard, it is to noted that the final size of Olimpia S.p.A.’s holding in the Company Resulting from the Merger will depend on a series of factors such as the number of Conversions (as defined below), the number of Olivetti warrants and Telecom Italia stock options exercised, the number of Withdrawals and the number of acceptances of the Offer (see also what is indicated in Subsection 7.3).

This will result in a more liquid security and, on the basis of experience, an enhanced possibility of it being appreciated by the market, to the benefit of all the shareholders.

1.5.4.	At the same time, the Merger will create scope to improve tax efficiency, in compliance with the legislation in force, inter alia through the full and more rapid recovery within the Company Resulting from the Merger of Olivetti’s tax assets (see Subsection 2.2.3, Point E).

1.5.5.	The Operation as a whole will also make it possible to attain a more efficient financial structure, involving an increase in debt capital, whose net cost is lower than the cost of equity capital.

In connection with this aspect, it needs to be stressed that the increase in overall debt following the Merger involves reaching a level of debt (i) in line with or better than that of other companies of comparable size operating in the sector in Europe, and (ii) consistent and compatible with Telecom Italia’s set of activities and the prospective cash flows deriving from the execution of the Business Plan. According to the latter, debt is projected to decline with the utilization of the proceeds of the sales of other non-strategic assets. Furthermore, Telecom Italia will also benefit from the positive effects of unified debt management in terms of the lengthening of maturities and optimal correlation with corporate requirements.

1.5.6.	Moreover, the Company Resulting from the Merger is expected to maintain a capacity to produce profits and adopt a dividend-distribution policy that will ensure Telecom Italia’s current shareholders receive a total amount of dividends at least on a par with that currently received.

1.5.7.

In conclusion, the Board of Directors considers the Merger an essential step so that the shareholders of Telecom Italia can reap, without constraints arising from control by another listed company such as Olivetti, all the benefits of a widely-held company operating in a strategic sector and with significant potential for value growth. The Business Plan and the clear direction adopted by the Board of Directors in terms of focusing on core business and constantly improving operational efficiency ensure a trajectory of value creation without dispersion of economic resources, assuming the macroeconomic environment remains unchanged.

1.6.	Operating objectives and programmes to achieve them

1.6.1.	The Companies Participating in the Merger have agreed on the operating objectives and the programmes to achieve them on the part of the Company Resulting from the Merger. These objectives are basically the same as those of Telecom Italia, adopted by the Board of Directors on 13 February 2003, which in turn confirm the guidelines and objectives of the Business Plan. With specific regard to Olivetti, it should be noted that Olivetti Tecnost is basically neutral in terms of its impact on the operating result.

However, the Operation will result in a Merger deficit (deriving from share cancellation), any portion of which not classified as a Telecom Italia asset (specifically among equity interests) will be amortized over a period of 20 years. The updated financial projections take account of this additional portion of amortization.

1.6.2.	The same projections consider the financial charges associated with Olivetti’s present debt, as well as the effect of the tax asset connected with the value adjustments made in Olivetti’s and Telecom Italia’s draft financial statements for 2002. In addition to the disposals already envisaged by the Business Plan (Telekom Austria, Operazioni Real Estate), the projections also include the receipts from the disposal of the company into which Seat Pagine Gialle S.p.A. (“Seat Pagine Gialle”) is to be spun off.

1.6.3.	Lastly, it is estimated that the cash flows from operations and disposals of the Company Resulting from the Merger will be able to sustain not only a reduction in debt but also a dividend distribution policy such as to ensure Telecom Italia’s current shareholders a total dividend amount in line with that set out in the Business Plan, which expressly envisaged dividend policy remaining constant.

1.6.4.	The following table summarizes the above considerations at consolidated level, from which the sustainability of the commitments entered into for the future appears evident.

Billions of euros	Olivetti 2002 consolidated financial statements	Consolidated objectives of the Company Resulting from the Merger (*) CAGR 2002-2005***
Sales of products and services	31.4	4 - 4.5%
Gross operating margin % of sales	14.0 44.6%	5 - 5.5%
Operating result % of sales	6.0 19.1%	8 - 8.5%
		Cumulative 2003-2005
Free Cash Flow	8.6	29
Net financial position	33.4 **	343****

(*)	Assuming zero Withdrawals, fully diluted.
(**)	The net financial position does not take account of the forward purchase commitments (December 2005) in respect of Aldermanbury Investment Limited (formerly Chase Equities Limited), equal to Euro 2,417 million.
(***)	The scope of the consolidation is the same.
(****)	At 31 December 2004.

2.	The values attributed to the Companies Participating in the Merger for the purpose of determining the Exchange Ratio

2.1.	Objective of the valuation

2.1.1.	The objective of the valuation in question is to establish the exchange ratio (“Exchange Ratio”) on the basis of which the participation in the Company Resulting from the Merger of the shareholders of Olivetti and Telecom Italia respectively will be determined.

The purpose of the valuation, therefore, is to value the two Companies Participating in the Merger in order to obtain significantly comparable values for the purpose of determining the Exchange Ratio with respect to the specific Operation in question, considering all the shareholders of the Companies Participating in the Merger as parties interested in the valuation and the Exchange Ratio.

To achieve this objective, the valuations for the purpose of determining the Exchange Ratio require the identification and application of valuation methods based on uniform criteria for the Companies Participating in the Merger.

Such valuations may therefore differ from other valuations made in different contexts or for different purposes, notably as regards the selection of the methods used.

2.1.2.	The Board of Directors of Telecom Italia has reached its conclusions on the Exchange Ratio following a well-considered evaluation of the Companies Participating in the Merger, selecting from a multiplicity of valuation methods those generally considered most appropriate in the Merger in the light of the activities performed by the Absorbing Company and the Company to be Absorbed.

Furthermore, as suggested by theory and standard professional practice, the Board of Directors of Telecom Italia has compared the values attributed to the Companies Participating in the Merger on a going –concern basis.

The baseline accounting situation for the valuations performed is that resulting from the Merger Statements of Assets and Liabilities.

2.1.3.	For the purpose of determining the Exchange Ratio, the Board of Directors of the Company to be Absorbed was assisted by Lazard and Goldman Sachs as independent financial advisors (the “Advisors”).

It is to be noted that the Board of Directors of Olivetti was assisted by JP Morgan and by Professor Angelo Provasoli (who ascertained the consistency and appropriateness of the valuation methods adopted by JP Morgan for the Operation) as independent advisors.

2.1.4.	The methods followed and the results obtained by the Board of Directors of Telecom Italia, with the support of the Advisors, are described in the following subsection.

2.2.	Methods adopted and results obtained

2.2.1.	Introduction

A.	The Board of Directors of Telecom Italia, with the assistance of the Advisors, selected the valuation methods to be applied in the case in question taking into account:

a)	the specific objectives of the valuations in connection with the Operation;

b)	the nature of the activities performed by each of the Companies Participating in the Merger.

B.	Concerning the first aspect, in selecting the valuation principles and methods, reference was made, as is considered proper and appropriate in every kind of valuation, to the purpose of the exercise and to the significant factors allowing the value of the object of valuation to be calculated. Given the objective of obtaining comparable values for the determination of the Exchange Ratio, valuation methods based on uniform criteria were adopted for both the Companies Participating in the Merger.

In the case in question, the Exchange Ratio was established on the basis of a comparison of the values of the Companies Participating in the Merger.

As reported above, these values were determined on a going concern basis and can neither be considered to represent a separate valuation of the two Companies Participating in the Merger nor compared with any acquisition or disposal prices (which normally take account of majority premiums and minority discounts, if any). Nor do these values reflect strategic, operational and financial synergies expected from the Merger.

As indicated below, the Board of Directors utilized both the stock market price method and the sum-of-parts method for the valuation of both of the Companies Participating in the Merger. In particular, for the purpose of establishing the Exchange Ratio, values determined on the basis of uniform methods were compared: the ratio between stock-market prices on the one hand and the ratio between fundamental values (sum-of-parts) on the other. Consequently, in the circumstances it was considered that the Net Asset Value (NAV) method based on the current stock market value of the equity interest in Telecom Italia could not be adopted. In a valuation to establish the Exchange Ratio carried out on the basis of a fundamental method, the latter must also be applied to Olivetti’s equity interest in Telecom Italia. On the contrary, the application to Olivetti of a NAV based on the current stock-market value of the equity interest in Telecom Italia would lead to highly volatile results, mainly owing to Olivetti’s financial leverage. Besides, the application of this method would imply referring to market values for only one of the Companies Participating in the Merger, which the Board of Directors considered methodologically inadmissible.

C.	With regard to the second aspect, account was taken on the one hand of the various areas of the Telecom Italia Group’s operations and, on the other, of the fact that the controlling interest in Telecom Italia held by Olivetti represents a significant component of the latter’s balance sheet assets.

D.	In the light of the above, the following methods were used to calculate the values of Olivetti and Telecom Italia, with equal level of significance for the purpose of the valuation procedure:

(i)	stock-market prices (“Stock-Market Prices”) as the principal method. In this regard, it is noted that where companies interested in a merger have shares listed in regulated securities markets, theory and professional practice suggest that account should be taken of the results derivable from the stock-market prices of the respective shares, averaged over appropriate periods of time. In the case in question, the stock-market prices are considered to be particularly significant, taking account of the high capitalization and liquidity of Telecom Italia and Olivetti;

(ii)	the sum-of-parts (“Sum-of-Parts”) method as a control. Under this method a company’s value is calculated as the sum of the values of its separate units (taken as economic entities that can be valued independently) adjusted to take account of the company’s financial position, minority interests and, where material, of other effects such as those of off-balance-sheet items and potential tax benefits.

In applying the valuation methods described, account was taken of the planned distribution of reserves by Telecom Italia of up to a maximum of Euro 1,333 million, whose proposal to the shareholders’ meeting called to consider the Merger Plan was approved by the Board of Directors on 11 March 2003. Since under the timetable of the Merger the share exchange is to take place after the payment of the dividend, the impact of the distribution of reserves on the values of the economic capital of the two Companies Participating in the Merger was taken into account in establishing the Exchange Ratio.

Finally, it should be stressed that in determining the Exchange Ratio an analysis was made of the reasonably foreseeable effects of the possible exercise of the right of withdrawal by Olivetti shareholders and it was considered that on the basis, inter alia, of the share prices in the significant period already elapsed the outcome of such Withdrawals will not be such as to render a change in the Exchange Ratio necessary; and this inasmuch as the withdrawal price can be reasonably expected to be lower than the value attributed to the shares of Olivetti for the purpose of the Merger under the valuation methods used.

E.	The subsections that follow describe the methods and principles adopted in valuing the Companies Participating in the Merger both from the theoretical point of view and in terms of the main results.

2.2.2.	Stock-market price method

A.	The stock-market price method estimates the value of the capital on the basis of the stock-market prices recorded in a significant period concluding at a date close to that on which the estimation is performed. After the announcement of the Operation, the stock-market prices of Telecom Italia and Olivetti were influenced by the announcement. Hence, the prices following such announcement are not considered significant.

B.	The stock-market price method is not applicable to Telecom Italia savings shares inasmuch as Olivetti savings shares do not exist today. For the savings shares, it was therefore assumed that the prices of the Olivetti savings shares would reflect a discount similar to that applied by the market to the Telecom Italia savings shares, as detailed in Subsection 2.2.4.

C.	On the basis of the market data at 7 March 2003 (the last day of trading of the securities before the date of the board meetings that announced the Operation), it is found that:

a)	both of the Companies Participating in the Merger have a large market capitalization and a significant and widely-distributed float;

b)	as can be seen from the following table: (i) the daily volume of trading in Telecom Italia and Olivetti ordinary shares is high (around 1% of the float on average); and (ii) during the twelve months preceding the announcement of the Operation:

•	trades of Olivetti shares amounted to around 240% of the share capital (excluding the portion held by Olimpia S.p.A.), for a value of Euro 16.9 billion;

•	trades of Telecom Italia ordinary shares amounted to around 289% of the share capital represented by that class of shares (excluding the shares held by Olivetti), for a value of around Euro 54 billion.

Telecom (ordinary shares)	Italia Average volume	Cumulated volume	Average % of capital traded(*)	Cumulated % of capital traded(*)
	(’000)	(’000)
Prices
7 March 2003	42,131.3	42,131.3	1.8%	1.8%
Last week	38,225.3	191,126.4	1.6%	8.1%
Last month	28,994.8	579,895.0	1.2%	24.5%
Last 3 months	31,411.6	1,884,693.5	1.3%	79.5%
Last 6 months	30,126.5	3,765,810.3	1.3%	158.8%
Last year	27,073.7	6,849,656.0	1.1%	288.8%

Olivetti	Average volume	Cumulated volume	Average % of capital traded(*)	Cumulated % of capital traded(*)
	(’000)	(’000)
Prices
7 March 2003	90,695.9	90,695.9	1.0%	1.0%
Last week	86,240.0	431,200.0	1.4%	6.8%
Last month	59,319.6	1,186,392.2	0.9%	18.8%
Last 3 months	61,400.2	3,684,009.3	1.0%	58.3%
Last six months	61,220.3	7,652,538.4	1.0%	121.2%
Last year	59,851.9	15,142,528.8	1.0%	240.6%

(*)	On the total number of shares held by the market.

Source: Datastream

c)	both the Companies constitute a significant portion of the total capitalization of the Mibtel and MIB3O stock indices. At 24 March 2003 (for the MIB3O index) and 1 April 2003 (for the Mibtel index), according to data provided by Borsa Italiana:

•	Olivetti made up 1.9% of the Mibtel index and 2.4% of the MIB3O index; and

•	Telecom Italia made up 8.4% of the Mibtel index and 9.5% of the MIB3O index;

d)	Telecom Italia’s and Olivetti’s floats are significantly split up among Italian and foreign institutional investors and Italian retail investors, none of whom is in a position to influence the price of the securities.

D.	In order to mitigate the short-term fluctuations typical of the financial markets, in line with best valuation practice the analysis of the share prices was extended to the average figures recorded by the market in sufficiently large intervals of time.

Accordingly, the following were performed, among others:

a)	analysis of the simple averages over a time span extending up to the 12 preceding months;

b)	analysis of the volume-weighted averages over a time span extending up to the 12 preceding months;

c)	analysis of 1, 3, 6 and 12 month moving averages;

d)	adjustment of the value of Telecom Italia shares to take account of the planned distribution of the dividend for 2002.

E.	From the analysis of the historical price movements, the 1, 3, 6 and 12-month averages were identified as those falling within a corridor of constant valuations, as can be seen from the following table.

Market prices	Stock-market value		Value for the purpose of the share exchange		Ratio
	TI(€)	Oli(€)	TI post- div(€)	Oli(€)
Weighted averages
7 March 2003	5.9	0.86	5.7	0.86	6.7
1 month	6.5	0.91	6.3	0.91	7.0
3 months	7.0	0.99	6.8	0.99	6.9
6 months	7.4	1.02	7.2	1.02	7.1
12 months	7.8	1.11	7.6	1.11	6.9
Arithmetic averages
7 March 2003	5.9	0.86	5.7	0.86	6.7
1 month	6.6	0.91	6.4	0.91	7.0
3 months	7.0	0.99	6.9	0.99	7.0
6 months	7.4	1.01	7.2	1.01	7.1
12 months	7.9	1.11	7.7	1.11	6.9
Maximum and minimum prices
Maximum price in the last 12 months	9.7	1.47	9.5	1.47	6.5
Minimum prices in the last 12 months	5.9	0.84	5.7	0.84	6.8

Source: Datastream

*	Differences are due to rounding.

F.	The results shown above are also confirmed when the time horizon of the analysis is extended to 18 months.

2.2.3.	Sum-of-Parts method

A.	Under the Sum-of-Parts method, the value of Telecom Italia and Olivetti is calculated as the sum of the values of the individual units of each company, taken as economic entities that can valued independently. Such sum is suitably adjusted to take account of the financial position and minority interests for each of the Companies Participating in the Merger and, where material, of other effects, including those of any off-balance-sheet items and potential tax benefits.

B.	Given the significant incidence on Olivetti’s balance sheet assets of its controlling interest in Telecom Italia, the valuation procedure concentrated mainly on estimating Telecom Italia’s economic capital, which was also the key factor in determining that of Olivetti.

In view of the complexity of the corporate structure of the Group and the many areas in which it operates, the individual assets were valued using the methods, among those commonly employed for valuation purposes, deemed most appropriate to each specific situation. In particular, the principal assets, such as fixed and mobile telephony, were valued using the discounted cash flow (“DCF”) method.

The remaining assets and liabilities were valued on a case-by-case basis mainly with reference to their book or market value, in view of their limited importance in the overall valuation of Telecom Italia.

The DCF method was applied by discounting operating cash flows gross of any component of a financial nature (Free cash Flows or “FCF”). Under this method the value of a company is equal to the sum of the following components:

•	operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital;

•	net financial position and minority interests, which in the case in question were calculated with reference to 31 December 2002.

The DCF method was applied to determine the fundamental value for financial investors and reflects the following assumptions and approaches:

•	the Weighted Average Cost of Capital (“WAAC”) was calculated on a capital structure in line with the current one;

•	the growth rates used for the financial projections beyond the horizon of Telecom Italia’s Business Plan and for the calculation of the terminal value reflect growth prospects consistent with the relevant market benchmarks.

C.	In applying the DCF method, reference was made to the cash flows from operations for the main activities based on the economic and financial plans drawn up by Telecom Italia’s management. These are briefly described in what follows.

Fixed telephony

The economic and financial projections in this field were constructed starting from the market and economic and financial results achieved in 2002. For the years 2003-2005 they reflect the company’s strategic operating and financial objectives within a market scenario that refers basically to the Italian fixed telephony market.

The projections were developed assuming little change in the regulatory framework, which is reflected in the movements expected in the prices for access, interconnection and rented lines. In particular, consideration was given to the introduction of the network cap for access and interconnection, while for rented lines the financial projections reflect a continuation of the present downward trend of prices in the period 2003-2005.

In a retail market characterized (i) by a decline in the value of voice traffic at an annual rate of 2.3%, as a result of small increases in volumes and falling prices, and (ii) in increase in sales in the Internet, data transmission and high value-added services segments, the “Domestic Wireline” business unit is expected to maintain the present level of revenues, with an average compound annual growth rate estimated at 0% - 0.5% in the period 2002-2005.

With revenues performing as described above, the EBITDA is forecast to grow at an annual rate of 2% - 2.5% until 2005, with an objective for the margin on sales of more than 49%. These results stem from the strategy of focusing on the core business, product innovation and a policy aimed at enhancing efficiency and lowering production costs.

The high levels of profitability and of the generation of cash flow from operations will also benefit from capital spending on the order of Euro 6.2 billion in the period 2003-2005, of which about 80% will be on the development of innovative products and services.

The following table summarizes the financial objectives of the “Domestic Wireline” business unit, which consists principally of Telecom Italia’s activity in the field of fixed telephony.

	2002 (billions of euros)	CAGR 2002 - 2005 (%)
Revenues	17.0	0% - 0.5%
EBITDA	8.0	2% - 2.5%
Operating result	4.7	4.5% - 5%
		Cumulative 2003 - 2005 (billions of euros)
Capital spending	2.5	6.2

Mobile telephony (TIM)

In this field consideration was given to market data and the results for the year 2002, together with economic and financial projections based on the TIM group’s strategic objectives, with a distinction made between activities in Italy and abroad.

As regards the domestic market for mobile telephony, it is estimated that its value will have risen to 1.5% of GDP in 2005 and that the level of penetration will reach 100% in 2004. The level of profitability is expected to remain high in the European context.

The main source of the creation of value will be Value Added Services (VAS), which are expected to record a compound annual growth rate of around 30% in the period 2002-2005, with an objective for their contribution to Average Revenue Per User (ARPU) of 18%-22% in 2005, compared with 9% in 2002. Capital spending to sustain the growth of VAS in the domestic market is expected to increase from 28% of all capital spending on mobile telephony in 2003 to 35% in 2005.

Business abroad is expected to account for a rising proportion of mobile telephony revenues. In Brazil, which will be the main area of international expansion, it is estimated that the penetration of mobile telephony will rise from 19% in 2002 to 26% in 2005 and that over the same period the Group’s market share will grow from 16% to 26%, with the objective of increasing users to 12.5 million, of which 9.9 million on the GSM network; this growth will be sustained by capital spending on the order of Euro 1.1 billion in the period 2003-2005.

The following table summarizes the results achieved in 2002 and the main economic and financial objectives for the period 2003- 2005.

	2002 (billions of euros)	CAGR 2002 - 2005 (%)
Revenues	10.9	7% - 8%
EBITDA	5.0	8% - 9%
		Cumulative 2003 - 2005 (billions of euros)
Capital spending	1.7	5.6

Seat Pagine Gialle

In this case consideration was again given to market data and the results for the year 2002; reference was also made to a macroeconomic scenario with moderate growth in GDP and advertising in the main target markets (Italy and the United Kingdom).

In particular, Seat Pagine Gialle’s strategy focuses on the search for further efficiency gains and aggressive action to expand its business, in order to generate continuous and growing cash flows.

This growth in business will come from a strengthening of the Directories sector through the integration of the different platforms (phone, paper and the Internet) and the application of this model in foreign markets, starting with the United Kingdom.

As regards Internet business, a rapid growth in revenues is envisaged, at an annual rate of between 17% and 21% in the period 2002-2005.

The estimates underlying Seat Pagine Gialle’s financial projections are summarized in the following table.

	2002 (billions of euros)	CAGR 2002 - 2005 (%)
Revenues	2.0	6% - 8%
EBITDA	0.6	11% - 13%
Operating result	0.2	27% - 29%
		Cumulative 2003 - 2005 (billions of euros)
Capital spending	0.1	0.3

D.	The financial projections for the activities analyzed above provided the basis for the estimates of operating cash flows in the forecasting period considered and of the residual value at the end of that period (“Terminal Value”).

For the estimation of the Terminal Value, theory and professional practice proposes two alternatives:

•	the value corresponding to the capitalization of the normalized operating cash flow (or the present value of the operating cash flows expected for the period subsequent to the time horizon of the explicit projection), which can be estimated as follows:

VT=       FCFn

          (WACC-g)

where:

VT	=	Terminal Value;
FCFn	=	Normalized operating cash flow;
g	=	Assumed perpetual growth rate;
WACC	=	Weighted Average Cost of Capital;

or,

•	the value calculated on the basis of a multiple of EBITDA of the last year of the projection period considered.

Since the cash flows in question will be used to remunerate all the persons contributing capital, in discounting it is necessary to use a rate representing the cost of all the financial resources utilized by the company. This rate is identified as the Weighted Average Cost of Capital (WACC) and is calculated with reference to a capital structure in line with that of the company to be valued, as follows:

WACC = Kd (1 – t)   D   + Ke   E

                                 D+E         D+E

where:

Kd	=	Cost of debt capital;
Ke	=	Cost of equity capital;
D	=	Debt capital;
E	=	Equity capital;
t	=	Tax rate.

In particular, the prevailing practice is to calculate the cost of equity capital on the basis of the Capital Asset Pricing Model (CAPM), defined by the following formula:

Ke = Rf + Beta x (Rm – Rf)

where:

RI	=	rate of return on risk-free investments;
Beta	=	correlation coefficient between a share’s effective rate of return and the overall market rate of return;
Rm	=	overall market rate of return;
(Rm-RI)	=	premium required by the market with respect to the rate of return on risk-free investments.

The principle underlying this method rests on the hypothesis that in a liquid and efficient market investors determine the required rate of return only considering the degree of systematic (or market) risk of the investment, expressed by the relation between the variation in the price of the specific share and the variation in the market (Beta). The specific risk of the investment (the share) is not considered, since it can be eliminated by the investor through appropriate diversification of investments.

E.	In the light of the above, in the case in question reference was made to the operating cash flows for the individual units as shown by the economic and financial plans prepared by Telecom Italia. The Terminal Value was calculated using both a perpetual growth rate of the FCF and a multiple of EBITDA consistent with the results produced by comparable listed companies for the different sectors of reference.

The “normal” rate of return on riskless investments in the Italian market was used for the risk-free rate. Beta was calculated on the basis of the most appropriate market data, taking account of the financial structure of the activities being valued. The most recent valuation practice was followed for the risk premium required by the market.

For Olivetti, which has the structure of a holding company whose assets consist principally of the equity interest in Telecom Italia, the Sum-of-Parts method was applied by valuing such equity interest according to the procedures described earlier and valuing the remaining assets and liabilities principally at book or market value, in view of their limited importance in the overall valuation.

In the valuation of Telecom Italia and Olivetti account was also taken of the tax assets generated by value adjustments to the controlling interests held respectively by Telecom Italia in Seat Pagine Gialle and by Olivetti in Telecom Italia for the part that the Companies Participating in the Merger will effectively be able to use—independently of the completion of the Operation—on the basis of the taxable income they are forecast to make on their own.

From the sum of the values of the assets and the tax asset, calculated as described above, was subtracted the value of the net financial position at 31 December 2002, adjusted (i) for Telecom Italia, for the effect of the dividend to be distributed from reserves June 2003) and (ii) for Olivetti, for the pro forma effect of the conversion of the 1.5% 2001-2010 convertible bonds, consistently with the fully-diluted method, which assumes the conversion into ordinary shares.

F.	With reference to the Sum-of-Parts method, with the assistance of the Advisors the Board of Directors of Telecom Italia has identified the following values per ordinary share:

SUM-OF-PARTS METHOD

	Telecom Italia	Olivetti	Ratio
Value per ordinary share (in euros)	8.8	1.27	6.9

The results obtained applying the Sum-of-Parts method confirm the relative values found with the stock-market price method.

2.2.4.	Savings shares

For savings shares, inasmuch as shares of this class issued by Olivetti do not exist today, it was assumed, inter alia considering the preferential rights that Olivetti saving shares will have, that their prices reflected a discount similar to that applied by the market to Telecom Italia savings shares, and it was therefore considered appropriate to adopt the same Exchange Ratio as for ordinary shares.

It is a generally accepted principle, in fact, that other procedures for dividing the value of the capital between ordinary shares and savings shares would introduce discretionary elements into the valuation unsupported by any objective evidence.

Moreover, it appears unlikely that the discount of the savings shares of the Company Resulting from the Merger with respect to the ordinary shares will be significantly different from that of the Telecom Italia savings shares before the Operation. This view is based on consideration of effects of opposite sign: on the one hand, the increase in the overall dividend premium in absolute terms would suggest a reduction in the discount; on the other hand, the possibly greater rise in the price of the ordinary shares as a result of the Company Resulting from the Merger not being controlled anymore by another entity would suggest an increase.

2.2.5.	Main problems

In performing the valuations to determine the Exchange Ratio, the Board of Directors of Telecom Italia encountered the following main problems:

(i)	Possible further asset sales during 2003: at present it is not possible to foretell precisely the outcome of the planned disposal of the new company that will be created as a result of the spin-off of Seat Pagine Gialle. At all events, in view of the limited importance of the equity interest in Seat Pagine Gialle in the overall value of Telecom Italia, the disposal is not expected to require changes in the Exchange Ratio;

(ii)	taxation: the valuation was made on the basis of current tax law and therefore did not take into account the tax reform now being prepared, whose effects are difficult to quantify today;

(iii)	valuation of savings shares: no Olivetti savings shares exist today. To avoid introducing discretionary elements into the analysis unsupported by objective evidence, in the absence of historical data to which to refer for Olivetti, reference consideration was given only to the price differential between Telecom ordinary and savings shares.

The Board of Directors has also carefully considered, with the help of the Advisors, the arguments put forward by some institutional investors regarding the application of the NAV method to Olivetti, as a holding company whose most important asset is the holding in Telecom Italia. Although recognizing the complexity of the question, the Board of Directors has come to the conclusion that, given the purpose of the valuation and the need to adopt uniform criteria for both the Companies Participating in the Merger, it is correct to value Olivetti using the same methods as those adopted to determine the value of Telecom Italia (Stock-Market Prices and Sum of Parts).

3.	Conclusions

3.1.	Determination of the Exchange Ratio

3.1.1.	In the light of the valuations made with the aid of their respective Advisors, the Boards of Directors of Telecom Italia and Olivetti have defined and agreed the relative values of the Companies Participating in the Merger for the purpose of determining the Exchange Ratio.

3.1.2.	The exchange ratios derived by applying the methods used by the Board of Directors of Telecom Italia are summarized below:

METHOD	EXCHANGE RATIO
Stock-market price method
—7 March 2003	6.7
Weighted averages:
—1 Month	7.0
—3 Months	6.9
—6 Months	7.1
—12 Months	6.9
Sum-of-Parts method	6.9

3.1.3.	These conclusions were compared with those reached by the Board of Directors of Olivetti with the assistance of its financial advisor, JP Morgan. At the end of the comparison, the Exchange Ratio indicated below was established.

3.2.	Exchange Ratio

3.2.1.	On the basis of the valuations of the Companies Participating in the Merger described above, the following so-called “natural” Exchange Ratio was established”, corresponding to the exchange ratio that would have been applied without redistribution but through the issue of new shares for the purpose of the exchange:

•	7 Olivetti shares (ordinary and savings respectively) with a par value of Euro 1 each for every Telecom Italia ordinary share or savings share with a par value of Euro 0.55 each.

3.2.2.	No cash consideration is envisaged.

4.	Procedure for assigning the shares of the Company Resulting from the Merger and the entitlement date of the shares

4.1.	Procedure for carrying out the share exchange

4.1.1.	In view of the interest in maintaining a flexible capital structure of a size suitable for corporate activities and with a view to limiting the effects of the Operation on the future remuneration of the shares, it was considered advisable to leave the nominal capital of Olivetti basically unchanged at the conclusion of the Operation inasmuch as the absolute increase in the nominal capital by means of the issue of as many new shares as would be needed to satisfy the Exchange Ratio of all the Telecom Italia shares to be exchanged would have led, under the accounting rules in force, on the one hand, to an increase in the shareholders’ equity consisting of capital with a consequent significant (exchange) merger deficit subject to amortization, obviously to the detriment of the remuneration of shares in future years, and, on the other, to a capital structure characterized by the nearly total prevalence of items not available for distribution.

4.1.2.	Considering the adequacy of Olivetti’s share capital (in relation also to the overall size of the debt when this is measured against the cash generating capacity of the Company Resulting from the Merger, both in absolute terms and relative to the main European competitors), it is proposed that the share exchange be carried out primarily by redistributing Olivetti’s capital, with recourse to the issue of new shares only insofar as this proves necessary to maintain the share capital at the level currently subscribed.

4.1.3.	The redistribution technique, which has also been used on previous occasions in important mergers involving listed companies, consists in dividing the share capital of the absorbing company and hence the shares composing it (in an equal, larger or smaller number than that existing, depending on whether the intention is to hold the par value of each share unchanged, decrease it or increase it) among the shareholders of the absorbing company and those of the absorbed company, according to what was referred to above as the “natural” Exchange Ratio between the shares.

Obviously, the redistribution takes the share capital of the absorbing company at the time the merger is implemented as the baseline. In the case in question, the share capital of Olivetti at the time the Merger is implemented may vary from the current figure of Euro 8,845,537,520: (i) increasing as a consequence of the conversion of the “Olivetti 1,5% 2001-2004 convertibile con premio al rimborso” and “Olivetti 1,5% 2001-2010 convertibile con premio al rimborso” convertible bonds, the exercise of the “Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004” Olivetti warrants and the exercise of all the Olivetti stock options (“Conversions”) and (ii) decreasing as a consequence of Withdrawals. The Absorbing Company’s capital

“to be “redistributed” will therefore be the algebraic sum of the subscribed capital at the time the Merger Plan is approved and the subsequent variations up to the implementation of the Merger.

4.1.4.	Given the extreme cases of the total exercise of Conversions and no Withdrawals on the one hand and no Conversions and the exercise of the right to withdraw by all the Olivetti minority shareholders except Olimpia on the other, at the time the Merger is implemented, Olivetti’s share capital can vary between a maximum of Euro 11,926,697,278 and a minimum of Euro 2,738,756,641.

Since it is assumed that the post-Merger share capital must not be less than the current figure of Euro 8,845,537,520, in the event that the decreasing effect of Withdrawals outweighs the increasing effect of Conversions so that the share capital at the time the Merger is implemented is less than such amount, the redistribution of the share capital will be accompanied by a simultaneous capital increase for the purpose of the Merger to bring the share capital up to the abovementioned minimum figure, apart from roundings serving to eliminate any resulting fractions of shares.

4.1.5.	In the light of the method and principles described above, the share capital will be fixed and the share exchange carried out according to the following rules:

A.	Olivetti will fix the nominal value of its shares—in the amount resulting after Conversions on the one hand and Withdrawals on the other—at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1. Consequently, Olivetti’s share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares.

B.	The new ordinary and savings shares with a par value of Euro 0.55 each making up the share capital at the time of the Merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to assignment ratios reflecting, with reference to the actual number of shares to be redistributed, the “natural” Exchange Ratio specified above of 7 Olivetti ordinary or savings shares for every Telecom Italia ordinary or savings share. It should be noted in this respect that the Telecom Italia shares to be exchanged in the context of the redistribution with shares of the Company Resulting from the Merger with a new par value of Euro 0.55 each will naturally be the Telecom Italian shares held by persons other than Olivetti and Telecom Italia. The number of shares of the Company to be Absorbed held by minority shareholders and actually to be exchanged will therefore vary, depending on the outcome of the Offer that Olivetti may make after the shareholders’ meeting called to approve the Merger and before the latter’s completion.

More precisely, where:

No. OLI Euro 1 shares denotes the number of Euro 1 Olivetti shares resulting after Conversions and Withdrawals;

No. OLI Euro 0.55 shares denotes the number of new shares of the Company Resulting from the Merger with a par value of Euro 0.55 each actually to be redistributed following the operation referred to at point A;

No. T.I. shares denotes the number of Telecom Italia shares held by minority shareholders that must be exchanged;

(1)	the holders of Olivetti ordinary shares will be assigned, for every share held, a number of ordinary shares of the Company Resulting from the Merger equal to:

No. OLI Euro 0.55 shares

No. OLI Euro 1 shares + (No. T.I. shares X 7)

(2)	the holders of Telecom Italia ordinary and savings shares will be assigned, for every ordinary or savings share held, a number of ordinary or savings shares of the Company Resulting from the Merger equal to:

seven times the number of shares assigned to Olivetti shareholders for every share held by the latter

C.	Assuming the extreme case in which all the Conversions were carried out, all the shares reserved for the Telecom Italia stockoption plans were issued, no Withdrawals occurred and none of the holders of Telecom Italia ordinary and savings shares accepted the Offer, the redistribution would involve 21,684,904,142 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each and the Telecom Italia shares to be exchanged would total 4,459,575,170 (taking account of Olivetti’s holding in the capital of Telecom Italia and of the latter’s holding of own shares at the date of this Report). In such case, applying the formula above would give the following assignment ratios:

(i)	0.502620 new ordinary shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for every Olivetti ordinary share with a par value of Euro 1 held at the date at which the Merger becomes effective and for which the right of withdrawal has not been exercised;

(ii)	3.518341 new ordinary or savings shares of the Company Resulting from the Merger for every Telecom Italia ordinary or savings share, respectively, held at the date at which the Merger becomes effective by minority shareholders other than Olivetti and Telecom Italia itself.

D.	In the light of the above, since the variables represented by Conversions, the exercise of Telecom Italia stock options, Withdrawals and acceptances of the Offer can only be quantified exactly at the time the Merger is implemented, it is evident that the assignment ratio for the purpose of redistribution can be established precisely only at the time the Merger becomes effective.

E.	At all events, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned Telecom Italia shareholders will exactly reflect the “natural” Exchange Ratio (1/7) determined above.

F.	As already indicated, if at the time the Merger is implemented the Absorbing Company’s share capital is less than the current figure of Euro 8,845,537,520 because the decreasing effect of Withdrawals outweighs the increasing effect of Conversions, the redistribution of the share capital just described will be accompanied by the simultaneous issue of up to a maximum of 11,103,237,962 new ordinary and saving shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for the purpose of the share exchange, against the transfer to capital of the portion of Telecom Italia’s shareholders’ equity belonging to minority interests. These additional shares will be assigned to all the shareholders of both the Absorbing Company and the Company to be Absorbed in proportion to their respective shareholdings obtained by applying the assignment ratios indicated at Point B.

G.	Thus, even in the event of such an occurrence, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will exactly reflect the “natural” Exchange Ratio (1/7) determined above.

The foregoing is without prejudice to roundings made necessary by the exchange transactions. Olivetti International has announced that it stands ready to renounce such number of shares or fractions of shares as will be necessary to close out the operation.

H.	As part of the procedure for assigning the shares of the Company Resulting from the Merger, a service will be provided to the minority shareholders of both Olivetti and Telecom Italia, through authorized intermediaries, to round the number of newly-issued shares owned down or up to nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions. In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued Olivetti share at the end of the Operation, maintenance of the position of shareholder in the Absorbing Company will be ensured by Olivetti International S.A. making available to such persons, free of charge, one share of the Company Resulting from the Merger.

I.	The newly-issued shares to be utilized for the share exchange will be assigned to those entitled by the respective authorized intermediaries participating in Monte Titoli S.p.A. at the date the Operation becomes effective. It will be possible to exchange Olivetti and Telecom shares which have not been dematerialized only by delivering them to an authorized intermediary for dematerialized book-entry in the central securities system.

J.

Special notices, published in at least three newspapers with a national circulation (of which one must be a financial newspaper), will promptly announce the amount of the capital of the Company Resulting from the Merger at the time of the Merger as a result of the quantification of the variables involved in the Operation (Conversions, the exercise of Telecom Italia stock options, Withdrawals, acceptances of the Offer), the exact assignment ratio in the overall and final measure resulting from the outcome of the supplementary assignment described at Point F, if any, and the detailed instructions on how to carry out the share exchange and to trade or obtain fractional rights as provided for at Point H).

4.2.	Date on which the Merger becomes effective

4.2.1.	Pursuant to Articles 2504-bis, last paragraph, and 2501-bis, first paragraph, point 5, of the Civil Code, the newly-issued shares of the Company Resulting from the Merger will have regular dividend rights.

4.2.2.	Pursuant to Article 2504-bis, second paragraph, of the Civil Code, the effects of the Merger, except for those referred to in Article 2501-bis, points 5 and 6, of the Civil Code, will become effective starting on the date of the last filing of the merger instrument, or from such later date as may be specified in that instrument.

Consequently, on that date the Absorbing Company will assume all the assets, rights and obligations of the Company to be Absorbed, including, but not limited to, all the tangible and intangible assets, expropriation procedures, licences, authorizations, concessions, public service franchises, plant, machinery, equipment, motor vehicles and in general movable goods entered in public registers, patents, intellectual property, securities, current account assets and liabilities, loans, bond issues, equity investments, insurance policies, labour contracts and every other contractual instrument.

5.	Date on which transactions are to be recorded in the Absorbing Company’s accounts

5.1.1.	In accordance with the combined effects of Articles 2504-bis, last paragraph, and 2501-bis, point 6, of the Civil Code and Article 123(7) of Presidential Decree 917/1986, and in conformity with Point 6 of the Merger Plan, the transactions of the Absorbed Company will be recorded in the accounts of the Absorbing Company starting from 1 January of the year in which the Operation becomes effective and thus, according to the planned timetable, from 1 January 2003, for income tax purposes as well.

6.	Tax effects of the Operation on the Absorbing Company’s accounts

6.1.	Direct taxes: regime of the Companies Participating in the Merger

6.1.1.	For income tax purposes, pursuant to Article 123 of the Income Tax Code approved with Presidential Decree 917/1986 and to Article 27(1) of Law 724/1994, mergers are neutral and therefore do not constitute a realization or distribution of capital gains or losses in respect of the assets of the merged companies, including inventories and goodwill. In particular, with regard to the position of the Absorbing Company, it is to be noted that in principle merger differences are not included in income and are totally immaterial for tax purposes.

However, pursuant to Article 6(1) of Legislative Decree 358/1997 it is possible that the larger values stated in the accounts of the Absorbing Company as a consequence of the recording of cancellation or share exchange deficits may be recognized for tax purposes upon application thereto of the tax in lieu of income tax at the rate of 19%. Furthermore, pursuant to Article 6(2) of the same decree, such larger values stated in the accounts as a consequence of the recording of the cancellation deficit are considered to be recognized for tax purposes without any tax liability (that is, without application of the above-mentioned tax in lieu of income tax) if and to the extent that the equity interests cancelled have resulted in the previous holders paying tax on the capital gains, net of the related capital losses and writedown.

6.1.2.	Pursuant to Article 123(4) of Presidential Decree 917/1986, Olivetti will reconstitute:

•	the reserves with tax deferred in the latest financial statements of Telecom Italia;

•	the reserves subject to tax if they are distributed (Article 123(4), second sentence) up to the amount of any share exchange surplus.

6.1.3.	From the date on which the Merger becomes effective, Olivetti will succeed to Telecom Italia’s obligations and rights relating to income tax. Since the Operation is to be retroactive to 1 January of the year in which the Operation becomes effective for accounting and tax purposes, there is no separate tax period between the closing date of the last fiscal year of the Company to be Absorbed and the date on which the Merger becomes effective.

6.2.	Tax regime for the shareholders

6.2.1.

For the shareholders, the exchange of the shares held in the Company to be Absorbed does not constitute a sale of such securities since it simply involves replacing the securities of the Company to be Absorbed

(which will be cancelled as a result of the Merger) with securities of the Absorbing Company. Consequently, the cost of the equity investment in the Company to be Absorbed will be transferred to the shares issued by the received Absorbing Company received in exchange.

6.3.	Indirect tax regime

6.3.1.	For the purposes of indirect taxes, the Merger is a transaction excluded from the scope of V.A.T. pursuant to Article 2(3)(f) of Presidential Decree 633/1972, whereby transfers of assets in connection with corporate mergers are not considered sales material for V.A.T. purposes. Consequently, the merger instrument is subject to a registration fee of Euro 129.11 pursuant to Article 4(b) of the first part of the fee schedule annexed to Presidential Decree 131/1986.

7.	Forecasts of the composition of the shareholders of the Company Resulting from the Merger

7.1.	Telecom Italia shareholders

7.1.1.	According to the company share register, supplemented by communications received and available information, at the date of this Report the following shareholders hold an interest of more than 2% in the capital represented by ordinary shares of the Company to be Absorbed:

	NUMBER OF ORDINARY SHARES HELD	% OF ORDINARY SHARE CAPITAL
Olivetti S.p.A.	2,891,656,682	54.94%

7.2.	Olivetti shareholders

7.2.1.	According to the company share register, supplemented by communications received and available information, the following shareholders hold an interest of more than 2% of the capital represented by ordinary shares of the Absorbing Company:

	NUMBER OF ORDINARY SHARES HELD	% OF ORDINARY SHARE CAPITAL
Olivetti S.p.A.	2,524,127,813	28.54%
Caisse des Depots et Consignations	389,200,000	4.40%
Assicurazioni Generali S.p.A.	334,842,996	3.79%
Olivetti International S.A.	211,931,328	2.40%
Mediobanca S.p.A.	210,273,954	2.38%

*	Investment held via CDC Ixis Capital Market.
**	Investment held through subsidiaries.
***	Subsidiary of Olivetti S.pA. Under Article 2359-bis of the Civil Code, the voting rights of the shares held by Olivetti International S.A. may not be exercised.

7.3.	Effects of the Merger on the composition of shareholders

7.3.1.	As already mentioned the shareholder structure of the Company Resulting from the Merger depends on the number of Conversions and Withdrawals and consequently on the sum devoted to the Offer and the number of acceptances thereof. The following table shows the foreseeable composition of shareholders with holdings of more than 2% in the Company Resulting from the Merger on the assumption: (i) that there are no Conversions (apart from those deriving from applications received by 31 March 2003, which are not yet reflected in Olivetti’s share capital filed with the Company Register but are considered in this analysis) and that no Telecom Italia stock options have been exercised; (ii) that 25% of the shareholders other than Olimpia S.p.A. withdraw at a price taken to be equal to Euro 1 (which is in line with the average of the official prices recorded from 26 November 2002 up to today), giving a total outlay of about Euro 1,527 million; and (iii) that the Offer is made at prices between the minimum and maximum prices for the Telecom Italia ordinary and savings shares (i.e. Euro 7.7 per ordinary share and Euro 5.175 per savings share), giving a total outlay of Euro 7,473 million, so that the Offer covers about 14.6% of the ordinary and savings shares in the event of full acceptance.

	NUMBER OF ORDINARY SHARES HELD	% OF ORDINARY SHARE CAPITAL
Olimpia S.p.A.	1,336,092,044	13.65%
Caisse des Depots et Consignations	296,014,537	2.10%

*	Investment held via CDC Ixis Capital Market.

It is foreseeable that no single shareholder will have control of the Company Resulting from the Merger, which, as mentioned earlier, will be fully contestable.

8.	Effects of the merger on shareholders agreements (Article 122 of Legislative Decree 58/1998) regarding the shares of the Companies Participating in the Merger

The participants in the shareholders agreements falling within the scope of Article 122 of Legislative Decree 58/1998 for the Companies Participating in the Merger have not sent any notifications concerning possible effects of the Merger on such agreements.

9.	Changes to bylaws

9.1.	Olivetti’s bylaws and changes deriving from the Merger

9.1.1.	For the purpose of the Merger, Olivetti will amend its bylaws, basically adopting the current bylaws of Telecom Italia. In particular:

(i)	Olivetti will change its name to “Telecom Italia S.p.A.” and adopt Telecom Italia’s current corporate purpose in its entirety;

(ii)	the article of the bylaws concerning the share capital with incorporate the changes concerning the number, par value and class of the shares into which the share capital of the Company Resulting from the Merger will be divided as a result of the Merger on the basis of the assignment procedure described in Section 4. In particular, account is taken of the change in the par value of the shares from Euro 1 to Euro 0.55 and the amount of the capital increases already approved by Olivetti for the purpose of the convertible bond issues, stock-option plans and warrants consequently adjusted, with account also taken of the Exchange Ratio and assignment procedure described in Section 4. Lastly, the amendments are included that are necessary to ensure the assumption by the Company Resulting from the Merger of the commitments under the stock-option plans of the Company to be Absorbed, for the part still applicable. Section 9.12 illustrates the provisions that will be included in the article of the bylaws concerning the share capital with reference to the capital increases for the stock-option plans of the Company to be Absorbed;

(iii)	a specific article will concern the savings shares that will be assigned to the holders of Telecom Italia savings shares on the basis of the exchange ratio and assignment procedure described earlier. In accordance with Article 145 of the Consolidated Law, this article will specify the substance of the preferential rights attaching to the savings shares issued for the purpose of the exchange, the related conditions, limits and procedures for the exercise thereof and describe the legal treatment of this class of shares in the event of the delisting of the ordinary or savings shares of the Company Resulting from the Merger. The preferential rights of the savings shares to be issued in exchange will be the same as those of the Telecom Italia savings shares, including the possibility of satisfying the rights attaching to them by distributing reserves, whose introduction in the Telecom Italia bylaws will be proposed at the shareholders’ meeting called to consider the Merger Plan.

9.1.2.	As regards the clauses of Telecom Italia’s bylaws that give the Minister for the Economy and Finance some special powers, to be exercised in agreement with the Minister for Productive Activities, in application of Article 2 of Law 474/1994, it should be noted that such powers include the right to veto the adoption of merger resolutions and amendments to the bylaws that would suppress or alter such powers, which were introduced into Telecom Italia’s bylaws under a Prime Ministerial Decree of 21 March 1997 in the light of the sector of the company’s operations (telecommunications) and with a view to its privatization.

At the end of the meeting of its Board of Directors on 11 March 2003, Telecom Italia requested the Minister for the Economy and Finance to indicate whether he intended to exercise the powers in question.

The Minister for the Economy and Finance subsequently informed Telecom Italia that he did not consider the conditions existed for the exercise of the power of veto with respect to the adoption by Telecom Italia’s shareholders’ meeting of the merger resolution. By contrast, as regards the question of the presence in the bylaws of the clauses giving the special powers, the Minister for the Economy and Finance indicated that he considered it necessary to maintain the power of expressing a favourable opinion on the acquisition of major shareholdings in the company’s capital and the power of veto as set out in the current bylaws of Telecom Italia.

The Minister for the Economy and Finance also stated that he had reached agreement with the Minister for Productive Activities on the indications regarding these questions.

With this premise, and pending the formalization of the measure best suited to the foregoing indications and any opinion the competent Community authorities might express on the matter, the Minister for the Economy and Finance requested that the bylaws to be submitted to the shareholders’ meetings of the Companies Participating in the Merger conform with the indications set out above.

9.1.3.	The shareholders’ meeting of the Absorbing Company called to approve the Merger Plan will be required, in relation to what was just said, not only to update the resolutions adopted to increase the capital for the exercise of the rights attaching to the “Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004” warrants and the “Olivetti 1,5% 2001-2004 convertibile con premio al rimborso” and “Olivetti 1,5% 2001-2010 convertibile con premio al rimborso” convertible bonds and for the exercise of the Olivetti stock options, but also to approve increases in capital for the stock options issued by Telecom Italia that have not yet been exercised.

To this end, the Company Resulting from the Merger will approve corresponding increases in capital permitting the issue in relation to such stock options of a number of shares updated in accordance with the Exchange Ratio and the assignment ratio provided for in the Merger Plan, while the exercise price of the option with respect to the total number of shares updated as indicated above will remain unchanged. In other words, the owner of Telecom Italia stock options will maintain the right to subscribe, at the price already fixed, not for the original number of Telecom Italia shares but the larger number established on the basis of the assignment ratio as defined in Section 4.

In this case as well it will only be possible to calculate the exact numbers of shares that can be subscribed when the final assignment ratio is established at the time of the merger.

More precisely, with reference to Telecom Italia’s stock options, the Absorbing Company will approve an increase in capital divided into the following tranches, all of which will be variable up to a maximum amount:

1.	a tranche for the exercise of the 8,471,500 options already assigned by the Company to be Absorbed under the “Piano di Stock Option 1999” stock-option plan, to be implemented not later than 31 January 2005 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 6.79 for each option held;

2.	a tranche for the exercise of the 20,600,000 options already assigned by the Company to be Absorbed under the “Piano di Stock Option 2000” stock-option plan, to be implemented not later than 30 July 2008 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 13.815 for each option held;

3.	a tranche for the exercise of the 32,452,500 options already assigned by the Company to be Absorbed under the “Piano di Stock Option 2001” stock-option plan, to be implemented not later than 30 April 2008 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 10.488 for each option held;

4.	a tranche for the exercise of the 11,800,000 options already assigned by the Company to be Absorbed under the “Piano di Stock Option Top 2002” stock-option plan, to be implemented not later than 28 February 2010 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 9.203 for each option held;

5.	a tranche for the exercise of the 27,689,000 options already assigned by the Company to be Absorbed in three distinct lots under the “Piano di Stock Option 2002” stock-option plan, to be implemented not later for the three lots than 31 March 2008, 31 March 2009 and 31 March 2010 respectively by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price for the three lots of Euro 9.665, Euro 7.952 and Euro 7.721 respectively for each option held.

9.1.4.	As mentioned earlier, the amendment of the Absorbing Company’s corporate purpose is necessary in order to allow the Company Resulting from the Merger to continue all the activities currently performed by Telecom Italia, and particularly those performed on the basis of specific administrative measures.

In another respect, it is necessary to clarify that at the completion of the Merger the Company resulting from the Merger will be able to engage in other activities, such as “[...] publishing [and] advertising [...]”, which are not envisaged by Olivetti’s current corporate purpose.

Again with a view to not prejudicing the succession by the Company Resulting from the Merger to the activities of Telecom Italia, and especially to those performed on the basis of specific administrative measures, it was considered advisable to include in the corporate purpose the provision that “the acquisition [...] of equity interests in other companies or enterprises engaged in activities falling within the scope of the corporate purpose or related, complementary or similar thereto [...]” may be performed “provided it is not the Company’s principal activity”. Consequently, Olivetti will cease to be a holding company and will become a company operating principally in the sector of telecommunications services.

10.	Evaluation of recourse to the right of withdrawal (Article 131 of Consolidated Law and Article 2437 of the Civil Code) for Telecom Italia shareholders

10.1.	Evaluation on the basis of Article 131 of the Consolidated Law

10.1.1.	The Absorbing Company is listed, inter alia, on Borsa Italiana’s MTA electronic share market and will remain so at the completion of the Merger. Moreover, provision has been made for the Operation to be subject to the listing of the savings shares to be offered in exchange to holders of Telecom Italia savings shares at the date the Merger becomes effective.

Thus, there are no legal grounds for the exercise of the right of withdrawal provided for by Article 131 of the Consolidated Law.

10.2.	Evaluation on the basis of Article 2437 of the Civil Code

10.2.1.	As explained earlier, as a result of the Merger Olivetti will change its corporate purpose by adopting the current corporate purpose of Telecom Italia.

10.2.2.	Consequently, Telecom Italia shareholders will not be entitled to exercise the right of withdrawal provided for by Article 2437 of the Civil Code. By contrast, this right can be exercised by the Olivetti shareholders who are absent or contrary to the approval of the Merger Plan. More precisely, Olivetti shareholders who vote against the plan in the shareholders’ meeting will be able to exercise the right of withdrawal within 3 days of the date of the meeting, while those absent will be able to exercise it within 15 days of the date the resolution is filed with the Company Register. Withdrawal will be exercisable only by those who are Olivetti shareholders at the date on which the Olivetti shareholders’ meeting approves the Merger Plan.

* * * *

Milan, 15 April 2003

TELECOM ITALIA S.p.A.

For the Board of Directors

PROPOSAL TO THE SHAREHOLDERS’ MEETING

The meeting of ordinary shareholders of Telecom Italia S.p.A.,

•	having seen the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., entered respectively in the Turin Company Register and the Milan Company Register on April 18 and 22, 2003 (the Merger Plan);

•	having examined the Directors’ report on the merger operation (the Merger);

•	having taken note of the balance sheets of the companies participating in the Merger, as shown in their draft financial statements for the year ended 31 December 2002;

•	having taken note of the reports on the congruousness of the merger exchange ratio prepared by the auditing firms Deloitte & Touche Italia S.p.A. for Olivetti and Reconta Ernst & Young S.p.A. for Telecom Italia;

•	having taken note of the timely filing of the documentation required under the applicable law;

resolves

1.	to approve the Merger Plan and consequently to proceed—with the accounting and tax effects starting on 1 January of the year in which the Merger becomes effective in respect of third parties, as provided for in the Merger Plan—with the merger of Telecom Italia S.p.A. into Olivetti S.p.A. (the Absorbing Company) on the basis of the following exchange ratio:

•	7 Olivetti ordinary shares with a par value of Euro 1 (one) for every Telecom Italia ordinary share with a par value of Euro 0.55 each;

•	7 Olivetti savings shares with a par value of Euro 1 (one) for every Telecom Italia savings share with a par value of Euro 0.55 each;

with the effectiveness of the whole operation subject (i) to the adoption by the shareholders’ meeting of Olivetti of a like resolution and (ii) to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares to be issued by the Absorbing Company, taking note that the Olivetti shares with a par value of Euro 1 each (net of those for which the right of withdrawal has been exercised) will be withdrawn and that new ordinary and savings shares will be issued with a par value of Euro 0.55 each and regular dividend entitlement, in the number resulting from their assignment to Olivetti shareholders and Telecom Italia shareholders other than Olivetti in accordance with the following criteria:

A.	satisfaction of the exchange ratio between the economic values underlying the Olivetti and Telecom Italia shares by redistributing Olivetti’s capital at the time of the implementation of the Merger, net of the Olivetti shares with a par value of Euro 1 (one) for which the right of withdrawal has been exercised, subsequent to the change in the par value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, and thus by applying the following assignment ratios:

•	for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, assignment of “x” newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);

•	for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of “7x” newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);

•	for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of “7x” newly-issued savings shares of the Absorbing Company (with a par value of Euro 0.55 each);

where the number “x” is the ratio between

T	the total number of shares of the Absorbing Company with a par value of Euro 0.55 each to be redistributed and

T	the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the implementation of the Merger and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the implementation of the Merger;

B.	assignment, if necessary, to all the holders of the Absorbing Company’s ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the abovementioned exchange ratio, of up to a maximum of 11,103,237,961 new shares, of the same class as the shares already assigned under the redistribution, with a par value of Euro 0.55 each (and thus up to a total maximum amount of Euro 6,106,780,879.10) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520.05.

A service will be provided to shareholders to handle any fractions of shares, without prejudice to any rounding deriving from the aforesaid assignment operations;

2.	to grant severally to the Chairman, the Deputy Chairman and each of the Managing Directors the powers needed:

a)	to complete all the formalities required for the resolutions adopted to obtain all the necessary authorizations, with the right to approve and introduce into such resolutions, the Merger Plan and the Bylaws of the Absorbing Company annexed thereto any amendments, additions or deletions that may be requested or suggested by administrative authorities and/or following the exercise of the special powers referred to in Article 5 of the bylaws of Telecom Italia S.p.A. or on the occasion of filings with the Company Register;

b)	to draw up and sign, inter alia by having ad hoc recourse to attorneys or agents, in conformity with the resolution of point 1, the public merger instrument, defining every agreement, condition, clause, time limit and procedure thereof in conformity with and in implementation of the Merger Plan;

c)	to do—inter alia by having ad hoc recourse to attorneys or agents whatever else may be necessary for and conducive to the complete implementation of the foregoing resolutions, authorizing entries, transcriptions, annotations, amendments and corrections in public registers and every other competent seat.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: 1-13882

Telecom Italia S.p.A.

(Exact name of Registrant as specified in its charter)

Italy

(Jurisdiction of incorporation or organization)

Corso d’Italia 41, 00198 Rome, Italy

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 Ordinary Shares of €0.55 par value each	The New York Stock Exchange
Ordinary Shares of €0.55 par value each (the “Shares”)	The New York Stock Exchange*
American Depositary Shares, each representing 10 Savings Shares of €0.55 par value each	The New York Stock Exchange
Savings Shares of €0.55 par value each (the “Savings Shares”)	The New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐    Not applicable  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Shares or Savings Shares, as the case may be, pursuant to the requirements of the Securities and Exchange Commission.

i

ii

iii

INTRODUCTION

Telecom Italia S.p.A. (the “Company”) is incorporated as a joint stock company under the laws of Italy.

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in conformity with the Italian law governing consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (“Italian GAAP”), which, as described in Note 26 of Notes to the Consolidated Financial Statements, differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements of the Telecom Italia Group (including the notes thereto) included herein.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.    The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Annual Report contains certain forward-looking statements, including, but not limited to, the discussion of the changing dynamics of the marketplace, including liberalization of the telecommunications industry, the opening to competition of public voice telephone services, the Company’s outlook for growth in the telecommunications industry both within and outside of Italy, including sources of increasing revenues to offset the impact of increasing competition and the Company’s outlook regarding the impact of tariff rebalancing on the telecommunications industry. Such statements include, but are not limited to, statements under the following headings: (i) “Item 3. Key Information—Risk Factors”, (ii) “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2002—Updated Business Plan”, (iii) “Item 4. Information on the Telecom Italia Group—Regulation”, (iv) “Item 5. Operating and Financial Review and Prospects”, (v) “Item 8. Financial Information—Legal Proceedings” and (vi) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, including statements regarding the likely effect of matters discussed therein. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties, which are outside the Telecom Italia Group’s control, that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

•	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

•	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

•	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

•	the impact of regulatory decisions and changes in the regulatory environment;

•	the impact and consequences of the Merger;

•	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

•	the continuing impact of rapid changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

•	the impact of fluctuations in currency exchange and interest rates;

•	Telecom Italia Group’s ability to continue the implementation of its 2003-2005 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia Group’s interests in various companies;

•	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

•	Telecom Italia Group’s ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

•	Telecom Italia Group’s ability to successfully implement its internet strategy;

•	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America;

•	the amount and timing of any future impairment charges for Telecom Italia Group’s licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Group undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events. See the related cautionary statement under “Item 5. Operating and Financial Review and Prospects”.

KEY DEFINITIONS

The following terms appearing in this Annual Report have the meanings set forth below.

Company	means Telecom Italia S.p.A.

Draghi Law	means Legislative Decree No. 58 of February 24, 1998 and the specific implementing regulations issued by CONSOB.

EU	means the European Union.

Finsiel	means Finsiel-Consulenza e Applicazioni Informatiche S.p.A., the Telecom Italia Group’s principal subsidiary operating in Information Technology Market Business Unit.

Finsiel group	means Finsiel and its subsidiaries.

Framework Law	means Law No. 481 of November 14, 1995, which provides for, among other things, the definition of a transparent tariff system based on the “price cap” method.

Maccanico Law	means Law No. 249 of July 31, 1997, which established the formation of the National Regulatory Authority for regulating the communications industry and implemented the Framework Law.

Merger	means the merger of Telecom Italia into Olivetti, approved by the shareholders of Telecom Italia on May 24, 2003 and expected to be effective in the first half of August 2003.

National Regulatory Authority	means the independent body, responsible in Italy for the regulation of the telecommunications, radio and television broadcasting sector, established by the Maccanico Law.

New Telecom Italia	means the entity which will result from the Merger and “New Telecom Italia Group” means such entity together with its consolidated subsidiaries.

Olivetti	means Olivetti S.p.A., the holding company and controlling shareholder of Telecom Italia.

Savings Shares	means the savings shares, €0.55 par value each, of Telecom Italia.

SEAT	means Seat Pagine Gialle S.p.A.

Shares	means the ordinary shares, €0.55 par value each, of Telecom Italia.

Telecom Italia	means Telecom Italia S.p.A., the operating company for fixed telecommunications services and the holding company for various businesses, principally telecommunications.

Telecom Italia Group	means the Company and its consolidated subsidiaries.

Telecommunications Regulations	means the telecommunications regulations (approved by Presidential Decree No. 318 of September 19, 1997 which became effective on October 7, 1997, 15 days after its publication) adopted to implement a number of EU directives in the telecommunications sector.

TILab	means Telecom Italia Lab S.p.A. (formerly CSELT).

TIM	means Telecom Italia Mobile S.p.A., the Telecom Italia Group’s subsidiary operating in the mobile telecommunications business.

TIM Demerger	means the demerger which separated mobile telecommunications services from the Company’s predecessor company effective July 14, 1995.

Tin.it	means Telecom Italia Net S.p.A., the Telecom Italia Group’s subsidiary providing Internet access which was combined with SEAT in November 2000.

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.    KEY INFORMATION

RISK FACTORS

Risk Factors Relating to the Business of the Telecom Italia Group

Continuing competition in a fully liberalized market may further reduce Telecom Italia Group’s market share of domestic and international traffic and may cause further reductions in prices and margins.

Domestic competition exists in all of the principal telecommunications business areas in which the Telecom Italia Group operates, including, most significantly, fixed-line and mobile voice telecommunications services, which have been open to competition since 1998 for fixed-line services and since 1995 for mobile services. As a result, the Company and TIM face competition in Italy. This competition may increase due to the consolidation and globalization of the telecommunications industry in Europe and elsewhere. Consolidation is increasing rapidly and competition is expected to rise at all levels in the future. In addition, the use of the single European currency could further intensify competition by facilitating international operators’ entry into the Italian market and direct competition with Telecom Italia and with TIM in fixed and mobile telephony and in the local and long-distance markets. As of December 31, 2002, there were a number of significant competitors offering fixed-line services and two other operators (as a result of the merger of Blu with TIM) offering mobile services in the Italian domestic market; a third mobile competitor (H3G) has entered the market in 2003, offering 3G commercial services. Although the decline in Telecom Italia’s market share slowed during 2002, continuing pressures on prices due to competition and further erosion in market shares could adversely affect Telecom Italia Group’s results of operations. Additional changes in the regulatory regime, including carrier preselection, number portability and local loop unbundling could further increase competition for the services Telecom Italia Group provides which could also adversely affect its business.

Telecom Italia Group’s business may be adversely affected if it is unable to continue the introduction of new services to stimulate increased usage of its fixed and wireless networks.

In order to maintain a positive trend in revenues despite increased competition and lower prices, Telecom Italia Group’s strategy has been to introduce new services in both its fixed-line and wireless services to increase traffic on its networks and find alternative revenue sources. These services include non-voice services such as Internet, data traffic and value added services such as interactive mobile services that allow users to receive news or engage in simple banking transactions. TIM has also introduced multimedia messaging services (MMS) allowing users to send and to receive images, photos and files. Alternative revenue sources also include increased interconnection traffic from other operators using the Company’s fixed-line network. In addition to the steps taken in recent years, the Telecom Italia Group continues to develop new products and services, such as new data services for business customers, broadband services, enhanced communication services and new voice packages, in order to attract and retain customers, particularly business customers, and to stimulate usage of its fixed and wireless telecommunications network. The Telecom Italia Group is also investing in new infrastructure and technologies to enable it to introduce new products and services. The Telecom Italia Group expects that these strategic initiatives will require substantial expenditures and commitment of human resources. The Telecom Italia Group may not be able to introduce commercially these new products and services, and even if it introduces them, they may not be successful.

The Telecom Italia Group’s business will be adversely affected if it is unable to successfully implement its business plans, particularly in light of the Merger. Factors beyond the Telecom Italia Group’s control may prevent the Telecom Italia Group from successfully implementing its strategy.

Following the change in control of the Company in late 2001, the Telecom Italia Group adopted its 2002-2004 Industrial Plan and established priorities for 2002. The main objectives were:

•	Strengthen competitive capabilities;

•	Improve cost efficiency; and

•	Strengthen the financial structure.

Significant portions of the 2002-2004 Industrial Plan were completed during 2002, particularly the sale of non-core assets and debt reduction. The Telecom Italia Group also took steps to strengthen its competitive position in its core domestic market through the introduction of new products and tariff packages and confirmed to focus on lowering costs through the reduction of operating expenses and capital expenditures.

In connection with the proposed Merger, the Company has confirmed the objectives of the 2002-2004 Plan and stated that it has established certain targets, which include strict limits on capital expenditures and cost controls, together with further assets sales, to reduce the significantly higher levels of debt the Telecom Italia Group will have as a result of the Merger. See “––New Telecom Italia’s total net financial debt will increase if the Merger of Telecom Italia and Olivetti is successful” below.

Factors beyond the Telecom Italia Group’s control that could affect the further implementation and completion of the 2002-2004 Plan and the Telecom Italia Group reaching its targets for the period 2003-2005 include:

•	Telecom Italia Group’s ability to manage costs;

•	Telecom Italia Group’s ability to attract and retain highly-skilled and qualified personnel;

•	Telecom Italia Group’s ability to divest additional non-core businesses and the adequacy of the returns of such divestitures;

•	Telecom Italia Group’s ability to leverage on its core skills with particular focus on Latin America mobile and international broadband operations;

•	difficulties in developing and introducing new technologies, managing innovation and providing value-added services;

•	the need to establish and maintain strategic relationships;

•	declining prices for some of the Telecom Italia Group’s services and increasing competition;

•	the effect of adverse economic trends on the Telecom Italia Group’s principal markets; and

•	the effect of foreign exchange fluctuations on the Telecom Italia Group’s results of operations.

Regulatory decisions and changes in the regulatory environment could adversely affect Telecom Italia Group’s business.

Telecom Italia Group’s fixed and mobile telecommunications operations, as well as its broadband services businesses, are subject to extensive regulatory requirements in Italy and its international operations and investments are subject to regulation in their host countries. In Italy, the Company is the only operator subject to universal service obligations, including the provision of fixed public voice telecommunications services in non-profitable areas, publication of telephone directories and provision of subscriber information services at affordable prices and provision of public payphones. In addition, the National Regulatory Authority has identified the Company as an operator having significant market power in all relevant markets. As a result, the Company is, or will be, subject to a number of regulatory constraints, including:

•	a requirement to conduct its business in a transparent and non-discriminatory fashion;

•	a requirement to have its prices for fixed-line telecommunications services approved by the National Regulatory Authority prior to implementation in accordance with a price cap mechanism which is currently being reviewed by the National Regulatory Authority; and

•	a requirement to provide interconnection services, leased lines and access to the local loop to other operators at cost-oriented prices. These services include allowing other operators to interconnect to the Company’s network and transport traffic through the network and offering certain services relating to its local access network, or local loop, on an unbundled basis to other operators to enable these operators to access directly end users by leasing the necessary components from the Telecom Italia Group.

As a member of the European Economic Area, or EEA, Italy is additionally required to adapt its regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market as far as the directives are made relevant to the EEA Agreement. The EU regulators approved revised telecommunications regulation in March 2002. Implementation of such regulation through Italian law is expected by July 2003. The implementation of the revised telecommunications regulation and possible future decisions relating thereto may change the regulatory accounting system currently used by the Telecom Italia Group in a manner adverse to the Telecom Italia Group. Please see “Item 4.—Information on the Telecom Italia Group—Regulation” in this report for more information on the regulatory requirements to which the Telecom Italia Group is subject.

The Telecom Italia Group is unable to predict the impact of any proposed or potential changes in the regulatory environment in which it operates both in Italy and internationally. Changes in laws, regulation or government policy could adversely affect the Telecom Italia Group’s business and competitiveness. In particular, the Telecom Italia Group’s ability to compete effectively in its existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which the Telecom Italia Group is subject or extend them to new services and markets. In addition, changes in tax laws in countries in which the Telecom Italia Group operates could adversely affect its results of operations. Finally, decisions by regulators regarding the granting, amendment or renewal of licenses, to the Telecom Italia Group or to third parties, could adversely affect the Telecom Italia Group’s future operations in Italy and in other countries where it operates.

The Telecom Italia Group may not be able to achieve the expected return on the significant investments and capital expenditures it has made in Latin America due to the competitive environment in these markets. Returns from the sale of non-core international assets may be lower than expected.

In recent years the Telecom Italia Group pursued a significant strategic acquisition program in Latin America and Europe aimed at achieving a stronger competitive position and balancing the loss of market share in its domestic market. During the past 18 months the Telecom Italia Group has reconsidered this strategy. The Telecom Italia Group’s strategy is now focused on:

•	consolidating its international presence in Latin America;

•	developing its international investments in high-growth market segments, such as wireless, data and Internet;

•	strengthening its role of strategic partner in existing investments by increasing the transfer of its technological expertise and marketing know-how; and

•	rationalizing its existing international portfolio by divesting minority participations in non-strategic geographical markets.

As a result of this change in strategy, in 2002 the Telecom Italia Group divested certain of its most significant European assets such as BDT (Bouygues Decaux Telecom), Autel (Mobilkom Austria), 9Telecom group and Auna and is still seeking to divest certain international non-strategic assets. In addition, certain investments which were made during the 1999-2001 period have declined significantly in value resulting in significant write-downs and asset impairments. Due to the current market situation, the general economic conditions and the high level of competition, the actual returns from the announced divestment of non-strategic assets may be lower than the ones originally expected and further impairment charges and goodwill writedowns may be required.

Continuing rapid changes in technologies could increase competition or require the Telecom Italia Group to make substantial additional investments.

Many of the services the Telecom Italia Group offers are technology-intensive and the development of new technologies may render such services non-competitive. The Telecom Italia Group is already making and may have to make substantial additional investments in new technologies to remain competitive. The new technologies the Telecom Italia Group chooses may not prove to be commercially successful. In addition, the Telecom Italia Group may not receive the necessary licenses to provide services based on new technologies in Italy or abroad. As a result, the Telecom Italia Group could lose customers, fail to attract new customers or incur substantial costs in order to maintain its customer base.

The value of the Telecom Italia Group’s operations and investments may be adversely affected by political and economic developments in Italy or other countries.

The Telecom Italia Group’s business is dependent on general economic conditions in Italy, including levels of interest rates, inflation and taxes. A significant deterioration in these conditions could adversely affect the Telecom Italia Group’s business and results of operations. The Telecom Italia Group may also be adversely affected by political and economic developments in other countries where it has made significant investments in telecommunications operators. Some of these countries have political, economic and legal systems that are unpredictable. Political or economic upheaval or changes in laws or their application in these countries may harm the operations of the companies in which the Telecom Italia Group has invested and impair the value of these investments. A significant risk of operating in emerging market countries is that foreign exchange restrictions could be established. This could effectively prevent the Telecom Italia Group from receiving profits from, or from selling its investments in, these countries.

Fluctuations in currency exchange and interest rates may adversely affect the Telecom Italia Group’s results.

Because the Telecom Italia Group has made substantial international investments, primarily in U.S. dollars, and has significantly expanded its operations outside the euro zone, movements in the exchange rates of the euro against other currencies could have an adverse effect on the Telecom Italia Group’s revenues and operating results. A rise in the value of the euro relative to other currencies in certain countries in which the Telecom Italia Group operates or has made investments would reduce the relative value of the revenues or assets of the Telecom Italia Group’s operations in those countries and, therefore, may adversely affect the Telecom Italia Group’s operating results or financial position. In addition, the Telecom Italia Group has raised, and may raise in an increasing proportion in the future, financing in currencies other than the euro, principally the U.S. dollar. Accordingly, the value of those liabilities will be affected by fluctuations of the currencies of the countries in which the TI Group operates against the currency in which the financing is denominated. The Telecom Italia Group generally enters into a number of forward currency transactions, swaps and options to manage foreign currency risk exposure with respect to its non-euro denominated liabilities. However, the Telecom Italia Group can give no assurances that it will be successful in managing foreign currency risk exposure, taking into consideration that appropriate foreign currency swaps and options may not be available as needed on the relevant financial markets.

In addition, total net financial debt at year end 2002 was €18,118 million. As a result of the Merger and on completion of the Merger, under Italian GAAP New Telecom Italia will have up to €43,576 million of pro forma net financial debt. The Telecom Italia Group generally enters into interest rate swaps and interest rate options to manage its exposure to floating interest rates. However, the Telecom Italia Group can give no assurance that fluctuations in interest rates will not adversely affect its results of operations.

The Telecom Italia Group may not be able to realize the benefits of its investment in UMTS licenses and related capital expenditures.

Through TIM and other subsidiaries, the Telecom Italia Group has acquired a third generation mobile telephone, or UMTS, license to commence operations of UMTS services in Italy and Greece. As of June 20, 2003, TIM has committed to pay €2,417 million (of which €2,300 million has already been paid) for its UMTS license in Italy and, through its international subsidiaries and affiliated companies, a further €145 million for UMTS licenses in Greece (of which approximately €101 million has already been paid). The size of the market for UMTS products and services is unknown and may fall short of the industry’s expectations. The Telecom Italia Group cannot be certain that the demand for such services will justify the related costs. In some locations, the investments, although required under the licenses, may not be commercially desirable. In addition, the Telecom Italia Group has a number of significant competitors in each of its geographic markets.

The Telecom Italia Group will be rolling out the UMTS networks, together with its competitors, in compliance with the terms and conditions of their respective licenses. Given the substantial costs of upgrading Telecom Italia’s existing networks to support UMTS and the uncertainty regarding the commercial adoption of UMTS, the Telecom Italia Group may not be able to recoup its investment according to its estimates, if at all. The Telecom Italia Group has entered into and intends to enter into arrangements with other operators to share the costs and infrastructure of its planned UMTS networks. However, the Telecom Italia Group cannot give any assurance that it will succeed in concluding the necessary agreements with other operators on satisfactory terms. Moreover, while network sharing is intended to reduce costs, the Telecom Italia Group cannot give any assurance that this will be the case or that it will be able to make such network sharing work commercially or technically.

Devaluations of telecom assets and write-downs could adversely affect the Telecom Italia Group’s financial condition and results of operations.

Recent events in the market for telecom stocks and credit ratings of market participants, as well as the Telecom Italia Group’s ongoing review and refinement of its business plan, has resulted and may result in substantial impairment write-downs of the Telecom Italia Group’s assets at any time. Accounting standards relating to asset valuations and impairment may be refined to require the use of new criteria or methodology. Starting in fiscal year 2002, under U.S. GAAP, goodwill is tested for impairment pursuant to SFAS 142 “Goodwill and Other Intangible Assets”. In accordance with the provisions of SFAS 142, goodwill is no longer amortized, but is subject to annual impairment tests based on fair value. An interim assessment of goodwill may be necessary if an impairment indicator indicates that the fair value of a reporting unit may have decreased. Future changes in the fair value of the Telecom Italia Group’s business units could adversely affect the Telecom Italia Group’s U.S. GAAP results and financial conditions.

Growth in the traditional mobile telecommunications industry has slowed significantly during the past few years and our revenues may not grow as rapidly as in the past.

In recent years, the Telecom Italia Group’s revenues have grown or remained stable in large part because of the rapid growth in the mobile communications business. This growth has been driven largely by the rapid expansion of the mobile telecommunications market in Italy. However, as a result of this growth, mobile phone use in the Italian market is approaching saturation levels.

Continued growth in the mobile telecommunications markets in which the Telecom Italia Group operates depends on a number of factors, many of which are outside the Telecom Italia Group’s control. These factors include:

•	the activities of TIM’s competitors, including consolidation, tariff reductions and handset subsidies;

•	the development and introduction of new and alternative technologies for mobile telecommunications products and services and the attractiveness of these to customers;

•	customer usage habits;

•	general economic conditions; and

•	health risks or safety concerns associated with mobile telephones and transmission equipment.

If the mobile telecommunications markets in which TIM operates do not continue to expand, or TIM is unable to retain its existing customers or is unable to stimulate increases in customer usage, the Telecom Italia Group’s financial condition and results of operations may be harmed.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

Various reports have alleged that certain radio frequency emissions from wireless handsets and transmission equipment may be linked to various health concerns and may interfere with various electronic devices. The Telecom Italia Group cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will not be identified as a health risk in the future. The Telecom Italia Group’s mobile communications business may be harmed as a result of these alleged health risks. For example, this could result in a lower number of customers, reduced usage per customer or potential consumer liability for the Telecom Italia Group. In addition, although Italian law already requires strict limits in relation to transmission equipment, these concerns may cause regulators to impose greater restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services.

The Telecom Italia Group may be adversely affected if it fails to successfully implement its Internet strategy.

The Telecom Italia Group’s ability to develop successfully its Internet dial-up and broadband operations and its strategy to provide contents and services to consumers and small and medium-sized companies may be adversely affected if:

•	Internet usage in Italy grows more slowly than anticipated, for reasons such as changes in Internet users’ preferences;

•	competition increases, for reasons such as the entry of new competitors, consolidation in the industry or technological developments introducing new platforms for internet access and/or internet distribution; and

•	Telecom Italia experiences any network interruptions or related problems with network infrastructure.

Any of the above factors may adversely affect the Telecom Italia Group’s business and results of operations.

You may not be able to assert claims against Arthur Andersen

The consolidated financial statements of the Telecom Italia Group for the year ended December 31, 2000, appearing in our annual report on Form 20-F have been audited by PricewaterhouseCoopers S.p.A., independent auditors for 2000, whose report is based in part on the report of Arthur Andersen S.p.A., now called Deloitte & Touche Italia S.p.A..

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen S.p.A., as required by section 7 of the Securities Act for incorporation by reference of its reports on our consolidated financial statements for the year ended December 31, 2000. Rule 437a of the Securities Act, as amended, permits us to include these reports on the financial statements which will be incorporated by reference into our Registration Statement (File No. 333 - 127666) without the consent of Arthur Andersen S.p.A.. Because Arthur Andersen S.p.A. has not consented to the incorporation by reference of its reports therein, your ability to recover for claims against Arthur Andersen S.p.A. may be limited. In particular, you will not be able to recover against Arthur Andersen S.p.A., under Section 11 (a) (4) of the Securities Act for any untrue material fact contained in the financial statements audited by Arthur Andersen S.p.A. or any omission to state a material fact required to be stated therein.

Risk Factors Relating to the Merger

New Telecom Italia’s total net financial debt will increase if the Merger of Telecom Italia and Olivetti is successful.

On April 15, 2003, the Boards of Directors of Olivetti and the Company approved a plan of Merger between Olivetti and Telecom Italia. On May 24 and May 26 the Ordinary and Extraordinary Meetings of the Company’s Ordinary Shareholders and the Ordinary and Extraordinary Meetings of Olivetti’s Ordinary Shareholders voted in favor of the Merger, respectively. The merged company will be called Telecom Italia. The Merger is expected to become effective in the first half of August 2003, subject to the satisfaction of certain conditions.

From the date on which the Merger becomes effective and as a consequence thereof, New Telecom Italia will assume the rights and obligations of the Telecom Italia Group, continuing its activity. In particular, New Telecom Italia will succeed to Telecom Italia’s concessions, licenses and administrative authorizations subject to regulatory approvals, where required. In addition, it will be responsible for the additional businesses currently operated by Olivetti.

See “Item 4. Information on the Telecom Italia Group—Business—Significant Development during 2002—Merger of Telecom Italia into Olivetti”.

The debt of New Telecom Italia could be greater than the present total debt of Olivetti and Telecom Italia as a consequence of the Merger although the total amount will depend on the level of acceptances of Telecom Italia’s shareholders of the partial cash tender offer for Shares and Savings Shares by Olivetti. Under Italian GAAP, total net financial debt (see “Item 3. Key Information––Selected Financial and Statistical Information—Note 10”) is expected to be up to approximately €43.6 billion on a pro forma basis following the Merger, a maximum increase of approximately €25 billion from the net financial debt of €18.1 billion at December 31, 2002 of the Telecom Italia Group, of which about €15 billion is existing Olivetti net financial debt and a further €9 billion relates to the maximum amount of funding for the withdrawal rights exercised by certain Olivetti shareholders and the tender offers to be made by Olivetti for a portion of the Telecom Italia Shares and Savings Shares. At December 31, 2002 net financial debt of the Olivetti group was €33.4 billion (including the net financial debt of the Telecom Italia Group).

Net financial debt is projected to decrease and the €9 billion of additional debt which may be incurred is expected to be retired by the end of 2004, partly by using the proceeds of the sale of other non-strategic assets. There can be no assurance that factors beyond New Telecom Italia’s control, including but not limited to deterioration in general economic conditions, will not significantly affect New Telecom Italia’s ability to reduce such debt. The Telecom Italia Group’s business will be adversely affected if it is unable to successfully implement its business plans, particularly in light of the Merger. Factors beyond the New Telecom Italia Group’s control may prevent the New Telecom Italia Group from successfully implementing its strategy.

RATES OF EXCHANGE

Beginning with the fiscal year 2001, the Telecom Italia group has published its consolidated financial statements in euros. References to “€”, “euro” and “Euro” are to the euro, the currency of 12 member states of the European Union, including Italy and references to “lire”, “lira” and “Lit.” are to Italian lire, the former Italian non-decimal denomination of the euro, and references to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to U.S. dollars, the currency of the United States.

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00 = U.S.$1.1843, using the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on June 16, 2003. These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

Exchange Rates

Effective January 1, 1999, the following 11 European Union member states adopted the euro as a common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. They also established fixed conversion rates between their respective sovereign currencies and the euro. On January 1, 2001, Greece (together, with the 11 European Union member states referred to in the previous sentence, the “Member States”) joined the European Economic and Monetary Union. The exchange rate at which the lira was irrevocably fixed against the euro is Lit.1,936.27 = €1.00. On January 1, 2002, the Member States began issuing new euro-denominated bills and coins for use in cash transactions. As of March 1, 2002, the Member States withdrew the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions.

The Federal Reserve Bank of New York no longer quotes a Noon Buying Rate for the legacy currencies of any of the Member States.

At the extraordinary stockholders’ meeting held on May 3, 2001, Telecom Italia’s share capital was converted from lire into euros by rounding up the par value of the shares, from Lit. 1,000 (approximately €0.52) to €0.55 partially through the cancellation of 112,998,070 Savings Shares held in treasury.

The following table sets forth, for the year 1998 certain information regarding the Noon Buying Rate for lira expressed in lira per U.S.$1.

Calendar Period	High	Low	Average(1)	At Period End
1998	1,828	1,1592	1,737	1,654

(1)	Average of the rates for the last business day of each month in the relevant prices.

The following table sets forth for the years 1999 to 2002 and for the beginning of 2003 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period End
1999	1.1812	1.0016	1.0588	1.0070
2000	1.0335	0.8270	0.9207	0.9388
2001	0.9535	0.8425	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003 (through June 16, 2003)	1.1870	1.0361	1.1201	1.1843
Monthly Amounts
December 2002	1.0485	0.9927	1.0194	1.0485
January 2003	1.0861	1.0361	1.0622	1.0739
February 2003	1.0875	1.0708	1.0785	1.0779
March 2003	1.1062	1.0545	1.0797	1.0900
April 2003	1.0621	1.1180	1.0862	1.1180
May 2003	1.1853	1.1200	1.1556	1.1766
June 2003 (through June 16, 2003)	1.1870	1.1686	1.1759	1.1843

(1)	Average of the rates for the last business day of each month in the relevant period except for 2003 for which the date used is June 16, 2003.

Beginning January 4, 1999, the Shares and Savings Shares commenced trading on Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Shares and the Savings Shares and the price of the American Depositary Shares (“ADSs”) and the Savings Share American Depositary Shares (“Savings Share ADSs”), on the New York Stock Exchange (“NYSE”). Cash dividends were paid by Telecom Italia in lire until 2001 and in euro starting from 2002. Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of ADSs and Savings Share ADSs upon conversion by the Depositary of cash dividends paid in euro on the underlying Telecom Italia Shares and Telecom Italia Savings Shares. See “Item 10. Additional Information—Description of American Depositary Receipts”.

On completion of the Merger, New Telecom Italia will become a successor registrant to the Company under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and, therefore, become subject to and continue to file periodic reports under the 1934 Act required for a foreign private issuer. New Telecom Italia intends to seek a listing of the New Telecom Italia ordinary shares and savings shares to be issued if the Merger is completed, on the NYSE where such ordinary shares and savings shares will trade in the form of ADSs.

SELECTED FINANCIAL AND STATISTICAL INFORMATION

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report. The selected financial data (other than the 2000 pro forma data) for each of the five years in the period ended December 31, 2002, are extracted or derived from the consolidated financial statements of the Telecom Italia group, which have been audited by the following independent auditors: Reconta Ernst & Young S.p.A. (only for the years ended December 31, 2001 and 2002), PricewaterhouseCoopers S.p.A. (only for the year ended December 31, 2000) and Arthur Andersen S.p.A. (now called Deloitte & Touche Italia S.p.A.) for all other periods. In accordance with Italian law, the financial statements of the parent company Telecom Italia have been approved by the shareholders of Telecom Italia at its Annual Meeting of Shareholders held on May 24, 2003. The Telecom Italia Group’s Consolidated Financial Statements included herein have been approved by the Telecom Italia Board of Directors. Unless otherwise indicated, amounts presented are based on Italian GAAP.

	Year ended December 31,
	1998(1)		1999(1)	2000(1)	2000 pro forma (1)(2)	2001(1)	2002(1)
	(millions of Euro, except per share and per ADS amounts)
Statement of Operations Data in accordance with Italian GAAP:
Operating revenues	25,052	(3)	27,104	28,911	27,169	30,818	30,400
Other income	560		516	426	402	417	479

Total revenues	25,612	(3)	27,620	29,337	27,571	31,235	30,879

Cost of materials	2,342		2,477	2,259	2,132	1,972	1,779
Salaries and social security contributions	4,992		4,977	5,025	4,745	4,666	4,540
Depreciation and amortization	5,412		5,339	5,647	5,209	6,275	5,877
Other external charges	9,065	(3)	9,586	10,790	10,130	12,171	11,949
Changes in inventories	135		(130)	(277)	(255)	58	28
Capitalized internal construction costs	(1,078)		(1,062)	(912)	(831)	(581)	(675)

Total operating expenses	20,868	(3)	21,187	22,532	21,130	24,561	23,498

Operating income	4,744	(3)	6,433	6,805	6,441	6,674	7,381

Financial income	815		555	847	806	1,076	1,236
Financial expense	(868)		(1,466)	(2,470)	(2,261)	(5,031)	(3,399)

Of which write-downs and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies, net	(178)		(565)	(1,025)	(1,011)	(1,616)	(465)
Other income and expense, net	69	(3)	(507)	(214)	(184)	(3,452)	(5,637)

Income (loss) before income taxes	4,760		5,015	4,968	4,802	(733)	(419)
Income taxes	(2,048)		(2,606)	(2,020)	(1,910)	(925)	716

Net income (loss) before minority interests	2,712		2,409	2,948	2,892	(1,658)	297
Minority interest	(734)		(672)	(920)	(864)	(410)	(619)

Net income (loss)	1,978		1,737	2,028	2,028	(2,068)	(322)

Net income (loss) per Share(4)	0.2634		0.2309	0.2741	0.2741	(0.2858)	(0.0474)
Net income (loss) per Share ADS(4)	2.6339		2.3086	2.7410	2.7410	(2.8581)	(0.4736)
Dividends per Share	0.1446		0.3114	0.3125	0.3125	0.3125	0.3125 (5)
Dividends per Savings Share	0.1549		0.3218	0.3238	0.3238	0.3237	0.3235 (5)

Amounts in accordance with U.S. GAAP:
Total revenues	25,612	(3)	27,620	27,938	—	31,017	30,830
Operating income (loss)	4,662	(3)	6,153	(1,926)	—	2,272	4,850
Income (loss) before income taxes	4,419		4,774	7,058	—	(3,379)	1,357
Net income (loss)	1,526		1,505	3,522	—	(4,039)	828
Net income (loss) per Share—Basic(6)	0.2026		0.1998	0.4731	—	(0.5553)	0.1103
Net income (loss) per Share—Diluted(6)	0.2026		0.1997	0.4717	—	(0.5553)	0.1103
Net income (loss) per Share ADS—Basic(6)	2.0255		1.9982	4.7307	—	(5.5531)	1.1031
Net income (loss) per Share ADS—Diluted(6)	2.0255		1.9966	4.7173	—	(5.5531)	1.1031

	Year ended December 31,
	1998(1)		1999(1)	2000(1)	2000 pro forma (1)(2)	2001(1)	2002(1)
	(millions of Euro, except per share and per ADS amounts)

Balance Sheet Data in accordance with Italian GAAP:
Total current assets	12,186	(7)	12,749	16,395	15,673	16,736	15,716
Total fixed assets, net	23,584		23,508	23,425	20,721	21,757	19,291
Intangible assets, net	1,884		2,737	16,037	15,571	16,197	13,052
Total assets	44,870	(7)	46,058	65,515	61,985	62,670	52,786
Total short-term debt	4,824		4,969	15,136	14,745	9,114	5,089
Total current liabilities	16,865		17,448	27,482	26,510	21,945	17,616
Total long-term debt	5,598		5,166	8,268	6,733	16,083	15,018
Total liabilities	26,440	(7)	26,270	39,986	37,293	43,361	39,959
Total stockholders’ equity before minority interest	16,346		17,045	18,821	18,821	13,522	9,049
Total stockholders’ equity	18,430		19,788	25,529	24,692	19,309	12,827

Amounts in accordance with U.S. GAAP:
Total current assets	12,660		12,984	15,366	—	16,944	15,331
Total fixed assets, net	23,172		23,150	22,823	—	23,883	21,277
Intangible assets, net	5,292		5,894	24,084	—	22,506	18,384
Total assets	48,108		49,263	71,528	—	72,518	60,822
Total current liabilities	16,865		17,448	26,207	—	21,487	17,773
Total long-term debt	5,598		5,166	12,466	—	21,906	20,069
Total liabilities	26,908		26,908	44,848	—	52,332	46,129
Stockholders’ equity(8)	19,145		19,659	19,118	—	12,457	9,215

Financial Ratios in accordance with Italian GAAP:
Gross operating margin (Gross operating profit/operating revenues)(%)(9)	47.2		45.1	45.4	45.0	44.2	45.9
Operating income/operating revenues (ROS) (%)	18.9		23.7	23.5	23.7	21.7	24.3
Return on equity (ROE) (%)	15.3		12.6	13.0	13.0	n.a.	n.a.
Return on investments (ROI) (%)	18.5		23.6	18.8	18.4	16.0	20.4
Net debt/Net invested capital (debt ratio) (%)(10)	30.7		29.1	42.7	41.1	53.2	58.6

Statistical Data:
Subscriber fixed lines (thousands)(11)	25,986		26,502	27,153	27,153	27,353	27,142
ISDN equivalent lines (thousands)(12)	1,735		3,049	4,584	4,584	5,403	5,756
TIM lines in Italy (thousands)(13)	14,299		18,527	21,601	21,601	23,946	25,302
Subscriber fixed lines per full-time equivalent employee(14)	332		354	409	409	448	496
Page views Virgilio (millions)	—		505	2,218	2,218	3,945	5,267
Active Users (at year-end, thousands)	—		1,104	1,656	1,656	1,804	2,226

(1)	Beginning with the consolidated financial statements for the year ended December 31, 2001, under Italian GAAP, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method. Under U.S. GAAP, the Nortel Inversora group is accounted for using the equity method. These differences in accounting treatment for 2000 did not affect net income and stockholders’ equity but had an impact on other line items, such as operating revenues and operating expenses, as well as a number of balance sheet line items.
(2)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(3)

Beginning in 1999 the Telecom Italia Group changed the way in which it accounted for revenues from telecommunications services, calculating such revenues gross of interconnection and service charges payable to other operators and service providers and accounting for such interconnection and service charges as an operating expense (other external charges). In prior fiscal years, revenues from telecommunications services were accounted for net of interconnection and service charges. Due to this change, operating revenues from telecommunications services and other external charges increased by the same amount: €1,571 million in 1998. This accounting change had no impact on reported net income for 1998. In 1998, the item “other external charges” also takes into account additional expenses (€10 million) included in “other income and expense, net” in the consolidated financial statements in Telecom Italia’s 1998 Annual Report on Form 20-F.

(4)	Net income per Share in 1998 is calculated on the basis of 7,421,251,726 Shares and Savings Shares outstanding. Net income per Share in 1999 is calculated on the basis of 7,426,157,226 Shares and Savings Shares outstanding. Net income per share in 2000 is calculated on the basis of 7,321,179,156 Shares and Savings Shares outstanding; Savings Shares are net of 104,978,070 shares of treasury stock acquired during 2000. Net loss per Share in 2001 is calculated on the basis of 7,314,655,506 Shares and Savings Shares outstanding. Net loss per Share in 2002 is calculated on the basis of 7,265,103,156 Shares and Savings Shares outstanding; Shares are net of 5,280,500 shares of treasury stock and Savings Shares are net of 45,647,000 shares of treasury stock acquired during 2002.

The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on the Shares. Prior to 2000 the par value of the Savings Shares was Lit. 1,000 per share, while for 2001 and 2002, following the resolution of the extraordinary shareholders’ meeting held on May 3, 2001 regarding the re-denomination of Telecom Italia share capital into Euro, the calculations take into account the new par value per share of €0.55. Net income (loss) per Savings Share was €0.2737, €0.2412, €0.2844, €(0.2748) and €(0.0364) in each of 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively, and net income (loss) per Savings Share ADS was €2.7372, €2.4119, €2.8443, €(2.7481) and €(0.3636) in each of 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively.

As of December 31, 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, the number of Shares and Savings Shares outstanding was 7,421,251,726, 7,426,157,226, 7,426,157,226, 7,314,655,506 and 7,316,030,656, respectively. The increase in Shares and Savings Shares outstanding in 1999 is due to the issuance of 4,905,500 new Shares in connection with the Stock Option Plan. The decrease in Shares and Savings Shares outstanding in 2001 is due to the cancellation of 112,998,070 Savings Shares of treasury stock following the re-denomination of the share capital into Euro and the issuance of 1,496,350 new Shares in connection with the Stock Option Plan. The increase in Shares and Savings Shares outstanding in 2002 is due to the issuance of 1,375,150 new Shares in connection with the Stock Option Plan.

(5)	In order to ensure shareholders dividends commensurate with those paid out for 2001, in December 2002, reserves were distributed corresponding to a dividend of €0.1357 per Share and a dividend of €0.1357 per Savings Share. Furthermore, the Shareholders’ Meeting held on May 24, 2003 approved the pay out of an additional dividend of €0.1768 per Share and €0.1878 per Savings Share, by drawing from the income and capital reserves. Telecom Italia’s dividend coupons for the year ended December 31, 2002 were clipped on June 23, 2003, and such dividends for the year ended December 31, 2002 are payable from June 26, 2003.
(6)	In accordance with U.S. GAAP, the Net income (loss) per Share has been calculated using the two class method, since the Company has both Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standards No. 128, “Earnings per Share”, Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential common shares and is adjusted for any changes to income that would result from the assumed conversion of those potential common shares. For the purpose of these calculations, the weighted average number of Shares and Savings Shares was 7,421,251,726 for the year ended December 31, 1998, 7,421,660,518 for the year ended December 31, 1999, 7,398,247,829 for the year ended December 31, 2000, 7,314,353,578 for the year ended December 31, 2001 and 7,297,953,685 for the year ended December 31, 2002. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on the Shares. Prior to 2001 the par value of the Savings Shares was Lit. 1,000 per share, while for 2001 and 2002, following the resolution of the extraordinary shareholders’ meeting held on May 3, 2001 regarding the re-denomination of Telecom Italia share capital into Euro, the calculations take into account the new par value per share of €0.55. In addition, in accordance with U.S. GAAP, net income (loss) per Savings Share—Basic was €0.2129, €0.2101, €0.4834, €(0.5443) and €0.1213 in 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively, and net income (loss) per Savings Share ADS—Basic, was €2.1288, €2.1015, €4.8340, €(5.4431) and €1.2131 in 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively.
(7)

As a consequence of the introduction of the new Italian Accounting Principle for Income Taxes, beginning in 1999, deferred tax assets and liabilities are offset. Due to this change as of December 31, 1998 the amount of current assets was reduced by €114 million, while total assets and liabilities were reduced by the same amount of €379 million.
(8)	Stockholders’ equity under U.S. GAAP is calculated after elimination of minority interest. See Note 26 of Notes to Consolidated Financial Statements included elsewhere herein.
(9)	Gross Operating Profit was €11,821 million, €12,226 million, €13,118 million, €12,217 million, €13,619 million and €13,964 million in each of 1998, 1999, 2000 (historical), 2000 (pro forma), 2001 and 2002, respectively. Because Gross Operating Profit includes certain financial statement items and excludes others it is considered a non-GAAP financial measure as defined in Regulation G of the 1934 Act. Telecom Italia believes that Gross Operating Profit provides the best indication of the Telecom Italia Group’s operating performance and is meaningful information for investors. In addition the Telecom Italia Group also believes (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit.

	Year ended December 31,
	1998	1999	2000	2000 pro forma	2001	2002
	(millions of Euro)
Operating income	4,744	6,433	6,805	6,441	6,674	7,381
Depreciation and Amortization	5,412	5,339	5,647	5,209	6,275	5,877
Other external charges:
• Provision for bad debts	364	363	477	394	439	542
• Write-downs of fixed assets and intangibles	950	73	48	48	16	57
• Provision for risk	178	80	119	108	189	109
• Other provisions and operating charges	654	380	382	353	382	436
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(481)	(442)	(360)	(336)	(356)	(438)

Gross Operating Profit	11,821	12,226	13,118	12,217	13,619	13,964

(10)	For purposes of calculating the debt ratio, net financial debt is calculated as follows:

	As of December 31,
	1998	1999	2000	2000 pro forma	2001	2002
	(millions of Euro)
Short-term debt, including current portion of long-term debt	4,824	4,969	15,136	14,745	9,114	5,089
Long-term debt	5,598	5,165	8,268	6,733	16,083	15,018
Cash and cash equivalents:
• Bank and postal accounts	(582)	(668)	(1,299)	(1,281)	(757)	(1,251)
• Cash and valuables on hand	(3)	(9)	(5)	(4)	(5)	(4)
• Receivables for sales of securities	—	(5)	(1)	(1)	(3)	(55)
Marketable debt securities	(1,252)	(1,265)	(2,020)	(1,869)	(1,935)	(278)
Financial accounts receivable (included under “Receivables” and “Other current assets”)	(523)	(144)	(1,110)	(1,110)	(805)	(683)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net	112	95	59	20	250	282

Net Financial Debt	8,174	8,138	19,028	17,233	21,942	18,118

(11)	Data include multiple lines for ISDN and exclude internal lines.
(12)	Data exclude internal lines.
(13)	Data refer to TACS and GSM services lines, including holders of Prepaid Cards.
(14)	Ratio is based on employees of Telecom Italia only.

Dividends

Telecom Italia has normally paid annual cash dividends on its outstanding Shares and Savings Shares, although the determination of Telecom Italia’s future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to the Company’s earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time.

Telecom Italia’s management has publicly stated that in relation to the Merger between Olivetti and Telecom Italia, New Telecom Italia’s dividend policy is not expected to change. New Telecom Italia is expected to be able to distribute to the Company’s present shareholders an overall dividend corresponding to the dividends presently paid to them.

The dividends per share and per savings share declared by Telecom Italia with respect to each of the last five fiscal years and the aggregate dividend paid in such years are shown below. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Shares				Dividends on Savings Shares
Year ended December, 31	Euros per Share		U.S. dollars per Share(2)	(millions of euros)	Euros per Share		U.S. dollars per Share(2)	(millions of euros)
1998(1)	0.1446		0.15	759.94	0.1549		0.17	335.61
1999(1)	0.3099	(3)	0.29	1,638.10	0.3218	(3)	0.30	688.58
2000(1)	0.3125		0.27	1,643.93	0.3238		0.28	664.84
2001	0.3125	(4)	0.28	1,644.19	0.3237	(4)	0.29	662.33
2002	0.1357	(5)	0.13	713.47	0.1357	(5)	0.13	273.11

(1)	Dividends for 1998, 1999 and 2000 were paid in lire. The lire amounts were translated into euros at the irrevocably-fixed rate of exchange of Lit.1,936.27 = €1.
(2)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. See “—Rates of Exchange”.
(3)	The per share amount paid with respect to the fiscal year ended December 31, 1999 includes the distribution to all shareholders of the dividends payable on 26,046,820 Savings Shares held in treasury on the date the dividend was paid. A total of approximately €3.12 million was also distributed from the statutory reserve in order to round up such per share amounts.
(4)	Approved at the Annual Meeting of Shareholders held on May 7, 2002. Telecom Italia’s dividend coupons for the year ended December 31, 2001 were clipped on May 20, 2002 and were payable from May 23, 2002. Dividends for the year ended December 31, 2001 were paid also utilizing reserves.
(5)	In order to ensure shareholders dividends commensurate with those paid out for 2001, in December 2002, reserves were distributed and paid corresponding to a dividend of €0.1357 per Share and a dividend of €0.1357 per Savings Share. Furthermore, the Shareholders’ Meeting held on May 24, 2003 approved an additional dividend of €0.1768 per Share and €0.1878 per Savings Share, payable from income and capital reserves. Pursuant to Italian Stock Exchange rules, dividends on the Shares and the Savings Shares are payable from the fourth business day after the third Friday of each month, and in any case, at least four business days after the Annual Meeting of Shareholders approving the dividends. Telecom Italia’s additional dividend coupons for the year ended December 31, 2002 were clipped on June 23, 2003, and are payable from June 26, 2003.

Payment of annual dividends is subject to approval by the holders of ordinary shares at the annual general shareholders’ meeting, which must be convened within six months after the end of the financial year to which it relates. In addition, Article 21 of the Company’s Bylaws gives the Board of Directors the power to approve the distribution of “interim dividends”. Pursuant to Italian law, the distribution may be approved after the final approval of the preceding year’s financial statements, and the interim dividends may not exceed the lower of (i) the difference between profits from the preceding fiscal year and amounts required to be attributed to legal and statutory reserves and (ii) available reserves. Once paid in compliance with applicable laws, shareholders cannot be required to repay interim dividends to the Company if the shareholders collected such dividends in good faith. Dividends are usually payable within 30 days of the general shareholders’ meeting at which they are approved. Dividends not collected within five years from the date they become payable will be forfeited in favour of the Company.

According to the Italian Civil Code, before dividends may be paid with respect to any year, an amount equal to 5% of the net income of the Company for such year must be set aside to the legal reserve until the legal reserve, including amounts set aside during prior years, is at least equal to one-fifth of the par value of the Company’s issued share capital. This legal reserve is not available for payment of dividends. Such restriction on the payment of dividends applies, on a non-consolidated basis, to each Italian subsidiary of the Telecom Italia Group. The Company may also pay dividends out of available retained earnings from prior years or other reserves.

Dividends in respect of Shares and Saving Shares held with Monte Titoli S.p.A (“Monte Titoli”) are automatically credited to the accounts of the beneficial owners with the relevant participant of Monte Titoli, without the need for presentation by such beneficial owners of any documentation. See “Item 10. Additional Information—Description of Bylaws and Capital Stock”.

Arrangements between Euroclear or Clearstream and Monte Titoli permit the shareholders to collect the dividends through Euroclear or Clearstream. Holders of American Depositary Receipts (“ADRs”) are entitled to receive payments in respect of dividends on the underlying Shares and Savings Shares, as the case may be, in accordance with the relevant Deposit Agreement. If profits are not fully distributed, additional reserves are created.

Dividends payable on the Company’s Shares and Savings Shares may be subject to deduction of Italian withholding tax. See “Item 10. Additional Information—Taxation”. Italian regulations do not contain any specific restrictions on the payment of dividends to non-residents of Italy. See “Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders”.

Pursuant to Italian law, in connection with the payment of dividends, participants of Monte Titoli are required to supply to the Italian tax authorities certain information concerning the identity of non-resident shareholders holding Shares or Savings Shares and resident shareholders holding Shares or Saving Shares in registered form provided that such resident shareholders have not exercised the option to receive dividends with the deduction of the withholding tax and to subsequently include such dividends in the annual income statement. Shareholders are required to provide their Italian tax identification number, if any, or alternatively, in the case of legal entities, their name, country of establishment and address, or in the case of individuals, their name, address and place and date of birth, or in the case of partnerships, the information required for legal entities and the information required for individuals with respect to one of their representatives.

In the case of Ordinary Share ADSs and Savings Share ADSs owned by non-residents of Italy, Telecom Italia understands that the provision of information concerning the Depositary, in its capacity as holder of record of the Shares and Savings Shares, as the case may be, will satisfy these requirements. However, Telecom Italia will be required to provide information concerning non-resident beneficial owners of Ordinary Share ADSs and Savings Share ADSs, to the extent such owners wish to benefit from reduced withholding tax rates on dividends under an income tax convention, and claims for such benefits therefore must be accompanied by the required information. See “Item 10. Additional Information—Taxation”.

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

BUSINESS

A glossary of selected telecommunications terms used in the following description of the Telecom Italia Group’s business and elsewhere in this Annual Report can be found at the end of Item 4 of this Annual Report.

The legal and commercial name of the Company is Telecom Italia S.p.A. The Company is incorporated as a joint stock company under the laws of Italy. The duration of the Company extends until December 31, 2050.

On July 18, 1997, the Company’s predecessor company was merged with and into STET—Società Finanziaria Telefonica—per Azioni (“STET”), its parent holding company, with STET as the surviving corporation. As of the effective date of the merger, STET changed its name to Telecom Italia S.p.A. In November 1997, the Ministry of the Treasury of the Republic of Italy (the “Treasury”) completed the privatization of Telecom Italia selling substantially all of its stake in the Telecom Italia Group through a global offering, and a private sale to a stable group of shareholders. On May 21, 1999 Olivetti, through a tender offer, obtained control of the Telecom Italia Group when approximately 52.12% of Telecom Italia Shares were tendered to Olivetti. Through a series of transactions which started in July 2001, Olimpia acquired a 28.7% stake in Olivetti which resulted in the replacement of the then Board of Directors. On December 9, 2002 the Treasury sold all its remaining stake in the Company’s ordinary and savings share capital. More recently Hopa, the merchant bank led by Emilio Gnutti which participated in the 1999 take-over of Olivetti, gained a 16% stake in Olimpia, leading to a proportional reduction of the other shareholders. Please see “—Significant Developments during 2002—The Pirelli-Olimpia Transaction”.

The registered offices of Telecom Italia is at Piazza degli Affari 2, 20123 Milan, Italy. The corporate headquarters and the principal executive offices of Telecom Italia are located at Corso d’Italia 41, 00198 Rome, Italy, the telephone number is +39 06 3688 -1.

Introduction

At the end of 2002, the Telecom Italia Group was one of the world’s largest fixed telecommunications operators, with approximately 27.1 million subscriber fixed-lines installed (including ISDN equivalent lines). Through its subsidiary TIM, the Telecom Italia Group was also the largest mobile telecommunications operator in Italy and one of the largest in the world, with approximately 39.1 million mobile lines (which includes 31.5 million proportionate lines). The Telecom Italia Group also had 6.2 million mobile lines (2.2 million proportionate lines) through companies indirectly owned through Telecom Italia International. In Italy TIM is one of three operators with the right to provide GSM digital mobile telecommunications services and one of three operators with the right to provide DCS 1800 digital mobile telecommunications services (the fourth operator, Blu, was acquired in October 2002 and merged into TIM in December 2002). TIM is one of five entities which have acquired a UMTS license to provide third generation mobile services in Italy.

The Telecom Italia Group also provides leased lines and data communications services. Through SEAT, the Telecom Italia Group is a leading provider of Internet and directory publishing services, although Telecom Italia has recently agreed to sell the directory publishing business of SEAT. The sale is subject to the satisfaction of certain conditions. Please see “—Recent Developments—SEAT Spin-off and Proposed Sale”. Other activities of the Telecom Italia Group include the provision of IT software and services.

The Telecom Italia Group’s international portfolio of subsidiaries and investments includes fixed and mobile telecommunications companies which operate mainly in Latin America and certain countries in Europe.

Significant Developments during 2002

The Pirelli-Olimpia Transaction.

The information contained herein on the Pirelli-Olimpia transaction has been taken from publicly available information filed by the parties involved therein with regulatory authorities. So far as Telecom Italia is aware, no facts have been omitted herein which would render the information misleading. No further or other responsibility in respect of such information is accepted by Telecom Italia.

Share Ownership.    On July 30, 2001, Pirelli S.p.A. (hereinafter “Pirelli”) and Edizione Holding S.p.A. (hereinafter “Edizione”) signed an agreement with Bell for the acquisition, through a company to be named, of Olivetti stock owned by Bell, representing about 23.3% of Olivetti’s share capital. Edizione is the parent company of the Benetton group and is controlled by the Benetton family.

The agreement called for the acquisition of 1,552,662,120 ordinary shares and 68,409,125 warrants 2001-2002 on ordinary shares of Olivetti (hereinafter the “Olivetti Investment”), at a per unit price, respectively, equal to €4.175 and €1.0875, for a total price of €6,557 million, with a value date at August 31, 2001. The value date was to indicate that the price for the Olivetti Investment would be reduced if the payment was made before August 31, 2001 and increased if made after that date on the basis of the following formula: interest = total price x (1-month Euribor + 0.75%) x the number of days of early or delayed payment / 360.

The purchase transaction was subject to receipt of the necessary authorizations and in particular from the EU Commission. This authorization was received on September 20, 2001.

On August 3, 2001, Pirelli (80 percent) and Edizione Finance International S.p.A. (20 percent—a wholly-owned company of Edizione), set up Olimpia, the company designated for the acquisition of the aforementioned Olivetti Investment.

On August 9, 2001, Kallithea S.p.A. (a subsidiary of Pirelli S.p.A.) sold 147,337,880 Olivetti ordinary shares (equal to about 2.02% of Olivetti’s share capital) to Olimpia for a price per share of €4.193, for a total of approximately €618 million. Pirelli Finance Luxembourg S.A. (a subsidiary of Pirelli S.p.A.) and Edizione sold a total of 265,302,250 Olivetti ordinary shares (equal to about 3.64% of Olivetti’s share capital) to Olimpia at a total price of approximately €576 million.

On September 19, 2001, an agreement was signed among the majority shareholders of Bell, Pirelli, Edizione and Olimpia which called for a commitment by the majority shareholders of Bell to ensure that the latter, at the same time payment was made by Olimpia for the purchase of the Olivetti Investment, subscribed to bonds issued by Olimpia itself, with the following features: 6-year bonds for an amount of approximately €1,033 million, repayable at maturity, unless the bonds are redeemed in advance by the bondholder, convertible into 263,500,000 Olivetti shares in a ratio of one share for every bond with a face value of €3.92, bearing an annual fixed rate of interest of 1.5%, payable in cash at maturity or at the date of early redemption.

The agreement also called for the transfer of the Olivetti Investment in two tranches, the first for 552,000,000 Olivetti shares to be carried out on September 27, 2001 and the second for the remaining shares and warrants by October 12, 2001.

In execution of the above agreement, on September 27, 2001, 552,000,000 Olivetti shares were transferred from Bell to Olimpia (for an equivalent amount of €2,315 million), while on October 5, 2001, the remaining 1,000,662,120 Olivetti shares and 68,409,125 warrants were transferred from Bell to Olimpia (for an equivalent amount of €4,199 million and €74 million, respectively). On the same date, October 5, 2001, Bell subscribed to the Olimpia Bonds.

Under the agreements on July 30, 2001, Pirelli and Edizione agreed to purchase a further 54 million Olivetti shares, held originally by Banca di Roma S.p.A., for a price of €225 million, corresponding to a price per share of €4.175. Based on these understandings, on October 31, 2001, with the value date and delivery of the stock on November 2, 2001, Olimpia purchased these shares. This resulted in a holding of approximately 27.7% of the share capital of Olivetti.

On November 20, 2001, in order to hedge the risk on the value of the Olivetti shares to be delivered to the holders of the Olimpia Bonds, Olimpia entered into a forward purchase agreement with UniCredit Banca Mobiliare S.p.A. and Caboto IntesaBci S.p.A. (ex-Caboto Holding Sim S.p.A.), for 263,500,000 Olivetti shares at a price equal to the average purchase price of approximately €1.37 per Olivetti share plus a premium equal to approximately 32% of the average purchase price. Settlement can be made through the physical delivery of the shares against payment of the agreed price or payment of the differentials compared to the market price.

On November 23, 2001, after a capital increase voted by the Board of Directors of Olivetti on October 13, 2001, Olimpia, by exercising its option rights subscribed to 504,825,563 Olivetti shares (for a price of approximately €505 million) and 504,825,562 Olivetti 1.5% 2001-2010 convertible bonds with a premium at redemption (for a price of approximately €505 million).

On December 19, 2002, Olimpia made a proposal to the holders of the Olimpia Bonds to retire them in exchange for either Olivetti shares (as provided under the existing terms of the Olimpia Bonds) or, alternatively, a combination of Olivetti shares and the aforementioned Olivetti 2001-2010 1.5% bonds convertible into Olivetti shares (“Olivetti Bonds”). On December 19, 2002, Hopa S.p.A. (“Hopa”) and two companies that Hopa has advised and that are controlled by it, Holinvest S.p.A. (“Holinvest”) and G.P.P. International S.A., accepted Olimpia’s proposal for retirement of the total of 262,533,449 Olimpia Bonds held by them by delivery of a total of (i) 98,975,110 Olivetti shares (representing approximately 1.12% of the 8,845,313,805 Olivetti shares reported to be outstanding on December 31, 2002) effective in January 2003 and (ii) 163,558,339 Olivetti Bonds effective in June 2003.

Also on December 19, 2002, Pirelli, Edizione, UniCredito Italiano S.p.A. (“Unicredito”) and IntesaBci S.p.A.1 (“IntesaBCI”) (collectively, the “Former Olimpia Shareholders”), Olimpia and Hopa (collectively with the Former Shareholders and Olimpia, the “Parties”) executed a term sheet (the “Hopa Term Sheet”). Pursuant to the Hopa Term Sheet, the Parties agreed that, subject to certain terms and conditions, Holy S.r.l. (“Holy”), a wholly-owned subsidiary of Hopa, would be merged into Olimpia (the “Holy Merger”). As of the effective date of the Holy Merger, Holy shall own: (i) 163,558,339 million Olivetti Bonds and 99,941,661 Olivetti shares for a total book value of €476,935,000; (ii) a 19.999% equity stake in the capital stock of Holinvest, for a total book value of €385.4 million; (iii) net cash of €98.8 million, plus any dividends for the 98,975,110 Olivetti shares possibly distributed by Olivetti during the period between the date of the Hopa Term Sheet and the effective date of the Holy Merger.

Pursuant to the subsequent agreement signed by the Parties on February 21, 2003 (the “Hopa Agreement”), the Holy Merger took place on May 9, 2003. As a result of the Holy Merger and the net effect of the early redemption of Olimpia’s 1.5% 2001-2007 bonds, Olimpia’s holding in Olivetti increased to 2,252,094,364 shares, equal to a 28.55 stake in Olivetti’s share capital of the same date. As of May 9, 2003, Olimpia also holds 504,825,562 Olivetti 1.5% 2001-2010 convertible bonds with a premium at redemption and 68,409,125 Olivetti 2001-2002 warrants on ordinary shares.

As of the date of this Annual Report, the share capital of Olimpia is fully paid and is equal to €1,562,596,150, consisting of 1,562,596,150 shares of par value €1 each.

(1)	Its current name is “Banca Intesa S.p.A.”.

Following the Holy Merger, the share capital of Olimpia is held by Pirelli, Edizione, UCI, IntesaBci and Hopa in the following respective proportions: 50.4%, 16.8%, 8.4%, 8.4% and 16%.

As a result of the Merger, Olimpia’s shareholding in New Telecom Italia will be diluted to between 9.94% and 13.27%, depending on certain assumptions, from its current holding in Olivetti of 28.55%. See “—Recent Developments.”

Shareholders’ Agreements

There are shareholders’ agreements among Olimpia’s shareholders.

In particular, shareholders’ agreements were entered into between Pirelli and Edizione on August 7, 2001, as amended on September 14, 2001 and February 13, 2002 (hereinafter the “Agreements”). Shareholders agreements were entered into also between Pirelli, IntesaBci and UniCredito on September 14, 2001—amended on September 26, 2001 and October 24, 2001—(hereinafter “Agreements with the Banks”).

The Agreements and the Agreements with the Banks have a duration of three years and can be renewed at each expiration date. The renewal period is three years for the Agreements and two years for the Agreements with the Banks.

The Agreements and the Agreements with the Banks deal with the nomination of the Board of Directors of Olimpia, Olivetti, Telecom Italia, TIM and SEAT. They identify the key issues on which the board resolutions of Olimpia, Olivetti, Telecom Italia, TIM and SEAT have to decide in accordance with the Agreements and the Agreements with the Banks. The Agreements and the Agreements with the Banks also discuss the rules for the resolution of disagreements among the contracting parties on key issues (the so-called deadlock situations). In addition, the Agreements and the Agreements with the Banks govern the consequences among the parties of any change in the structure of control of Pirelli (in the Agreements with the Banks) and of Edizione or of Pirelli (in the Agreements); and grant the parties the right to purchase or sell (puts and calls) Olimpia shares in the event of withdrawal from the agreements themselves.

The provisions relating to the nomination of the members of the Boards of Directors of Olivetti, Telecom Italia, TIM and SEAT are set forth below. In connection with the composition of the Boards of Directors of Olivetti, Telecom Italia, TIM and SEAT, the parties to the Shareholders’ Agreements have agreed to use their best efforts, within the limits established by law, in order to cause:

•	the nomination by Edizione of one-fifth of the Boards of Directors, without taking into account the directors whose designation is reserved by law or applicable bylaws to the market or other parties;

•	the nomination of one director by Intesa;

•	the nomination of one director by Unicredito;

•	the nomination of the vice-president of the Boards of Directors from among the directors nominated by Edizione; and

•	in the event of the establishment of an Executive Committee, the election of one member of the Executive Committee from among the directors nominated by Edizione. See “Item 6.––Directors, Senior Management and Employees––Directors”.

CONSOB in its resolution dated October 30, 2001, which dealt with the matter of the authorization for the publication of the Olivetti prospectus for the offer of options on Olivetti ordinary shares and Olivetti 2001-2010 bonds, asked that the above prospectus indicate, based on CONSOB’s evaluation, that de facto control of Olivetti is held by Olimpia and Olimpia is subject to the sole control of Pirelli. CONSOB explained the reasons why this supplementary information was requested in the communication published in the CONSOB Informa Newsletter dated November 5, 2001.

Pirelli did not agree with the reasons expressed by CONSOB and on December 6, 2001 filed a request to review the matter so that the questions surrounding the issue could be reexamined and the comments expressed about Olimpia’s control over Olivetti could be revised. On January 8, 2002, under ruling No. RM/2001124, CONSOB gave its decision not agreeing with the request to review the matter of qualifying the holdings between Pirelli and Olimpia and between Olimpia and Olivetti.

Since the rulings were adverse, Olivetti, Pirelli and Olimpia filed an appeal with the TAR of Lazio to obtain their cancellation. The TAR of Lazio, in a ruling released on February 25, 2002, ruled favorably on the appeal, canceling the contested CONSOB rulings.

The Hopa Agreement provides that, from the effective date of the Holy Merger, Hopa and the Former Olimpia Shareholders are bound by an agreement governing their relationship as shareholders of Olimpia (the “Expanded Olimpia Shareholders Agreement”).

Under the Expanded Olimpia Shareholders Agreement, Hopa has the right to appoint one Olimpia director and the Former Olimpia Shareholders must use their best efforts in order to cause a director designated by Hopa nominated to the Board of Directors of Olivetti, Telecom Italia, TIM and SEAT (with a corresponding reduction in the number of Pirelli nominees). See “Item 6. Directors, Senior Management and Employees—Directors”.

Hopa does not have the right to veto any decision taken by the board of directors or shareholders of Olimpia. In the event of a disagreement between the former Olimpia Shareholders and Hopa with respect to the passage of a resolution by either the Extraordinary Shareholders Meeting or the Board of Directors of Olimpia concerning certain matters (including (i) the determination as to how Olimpia will vote its Olivetti shares at an Extraordinary Shareholders Meeting of Olivetti, (ii) the purchase or sale of securities exceeding a certain amount and (iii) failure of Olimpia to maintain a debt to equity ratio of 1:1), Hopa may cause the partial demerger of Olimpia, in which event Olimpia may cause the partial demerger of Holinvest S.p.A. (“Holinvest”), a company jointly owned by Hopa (80.001%) and Olimpia (19.999%). In the event of any such partial demerger transactions, Hopa would receive its proportional share of Olimpia’s assets and liabilities (determined in accordance with the Hopa Agreement) and Olimpia will receive its proportional share of Holinvest’s assets and liabilities (determined in accordance with the Hopa Agreement). Except under certain extraordinary circumstances (including the failure of Olimpia to hold at least 25% of Olivetti’s share capital or to maintain a debt to equity ratio of 1:1 after a specified cure period), no such partial demerger transactions may not be implemented prior to the third anniversary of the Holy Merger.

Hopa is granted certain co-sale rights in the event Pirelli reduces its equity interest in Olimpia.

Hopa, Holy, Holinvest and Hopa controlling companies (“the Hopa companies”), the Former Olimpia Shareholders and their respective controlling and controlled companies agreed not to acquire any additional Olivetti Shares except (i) in the case of Pirelli, in connection with the exercise of certain existing call options and swap agreements referred to in the Hopa Term Sheet, (ii) in the case of Edizione, Unicredito and Intesa BCI, as currently permitted, respectively, under the Agreements and the Agreements with the Banks, and (iii) in the case of the Hopa companies, as permitted under the Expanded Olimpia Shareholders Agreement.

The Expanded Olimpia Shareholders Agreement will have a three-year term as from the Holy Merger, subject to extension by mutual agreement of the parties thereto. If the Expanded Olimpia Shareholders Agreement is not renewed, the partial demerger transactions will occur and Hopa will receive a premium of at least €0.35 per Olivetti share (or financial instrument).

The Holinvest Shareholders Agreement will have a three-year term, subject to automatic extension if and to the extent the Expanded Olimpia Shareholders Agreement is extended.

The Parties have not sent any notification concerning the possible effects of the Merger on the Agreements, the Agreements with the Banks and the Hopa Agreement.

Updated Business Plan.

On February 14, 2002, Telecom Italia announced its 2002-2004 Industrial Plan (the “Industrial Plan”) and established its priorities for 2002. The main objectives were to:

•	Strengthen its competitive position;

•	Improve cost efficiency; and

•	Strengthen the Telecom Italia Group’s financial structure.

The Telecom Italia Group has sought to strengthen its competitive position in its core domestic market through the introduction of new products and services in its main business areas:

•	In Domestic Wireline, a new brand and a new range of services for broadband Internet (Alice) was launched, reaching, at the end of 2002, a customer base of 850,000 broadband accesses. New voice packages and innovative integrated solutions for business clients were also introduced;

•	In Mobile, a new offering of multimedia services (messaging and videostreaming) and voice portals was developed together with the launching of specialized packages for business; and

•	In Internet & Media, the directories product range was renewed, a new broadband portal was launched and the programs’ list of La7 (the Internet and Media business unit television station) was redesigned.

At December 31, 2002, the Telecom Italia Group had achieved 80% of the 2002-2004 announced target of cost reductions of €2 billion through the reduction of both operating expenses and capital expenditures.

With respect to strengthening Telecom Italia Group’s financial structure, consolidated net financial debt (see “Note 10 to Selected Financial and Statistical Information”) of €18.1 billion as of December 31, 2002, meant that the Telecom Italia Group had fully achieved its target of €18.3 billion established under the Industrial Plan notwithstanding payment of €1.7 billion of dividends paid in advance in December 2002. This level of net financial debt was reached in large part with proceeds from the asset disposal program totaling €5.2 billion from September 2001 to December 2002, which included in 2002 assets such as Auna, Telekom Austria, Mobilkom Austria, Bouygues Decaux Telecom, real estate assets sold in the context of the Tiglio Project (see below “—Description of Property—Tiglio Project”) and other smaller assets. As a result of the Merger, New Telecom Italia’s level of indebtedness will increase significantly. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to the Merger—New Telecom Italia’s total net financial debt will increase if the Merger of Telecom Italia and Olivetti is successful” and “Item 8. Financial Information—Condensed Consolidated Pro Forma Financial Data”.

The Telecom Italia Group’s Industrial Plan establishes certain financial targets which the Telecom Italia Group has confirmed also apply to the 2003-2005 period and take into account the Merger. These targets are focused on:

•	Innovation;

•	Leveraging its leadership in its core Italian domestic market;

•	Launching new value added services; and

•	Leveraging core capabilities to create new opportunities.

The financial targets (based on Italian GAAP) include:

Objectives of New Telecom Italia on a consolidated basis CAGR(1) 2002-2005
Operating revenues	4 – 4.5%
Gross operating profit	5 – 5.5%
Operating income	8 – 8.5%
Net financial debt (€ in billions)	34.3 (2)

(1)	Compound average growth rate.
(2)	At December 31, 2004.

Please see “Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act 1995” at the beginning of this Annual Report for a discussion of factors which could cause New Telecom Italia’s actual results to differ materially from the targets discussed above.

Reorganization.

During 2002, the process of reorganizing the Telecom Italia Group’s corporate structure continued.

The following new Functions were introduced and remain in place: Latin America Operations and Foreign Holdings, office of the General Counsel and Brand Enrichment.

Some institutionalized meetings such as a Purchasing Committee, which coordinates the purchasing process of the Telecom Italia Group, and the Network Development Committee, which is mandated to optimize the integration of wireline and mobile networks by controlling innovation and technological development, were added to the existing committees formed last year. They included the Business Reviews Committees, which monitor result, plans and projects of each Business Unit monthly, the Investments Committee which approves the major investments of the Telecom Italia Group, and the International Steering Committee, which defines the guidelines of the management of all the foreign holdings of the Telecom Italia Group.

As part of the reorganization, the Business Units underwent some further changes in 2002 and, in early 2003 the Telecom Italia Group further reorganized certain of its Business Units. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—General”.

Disposition and Acquisition of Certain Equity Investments

Dispositions.

Sale of Real Estate Assets. On June 20, 2003, the Telecom Italia Group announced that it reached an agreement with Lastra Holding B.V. a company within the Five Mounts Properties group (FMP), for the sale of certain Telecom Italia Group real estate assets. FMP is the real estate arm of BSG (the Beny Steinmetz Group), which is owned and managed by the Geneva based Beny Steinmetz family trusts and foundation.

The value of the agreement, which is expected to be finalized by the end of July 2003, is equal to approximately €355 million.

Disposal of TI logistics company arm.    On 27 January, 2003, Telecom Italia announced a transaction with TNT Logistics Italia whereby TNT takes over the stocking and distribution of fixed-line telephony products for customers and Telecom Italia Network assistance and installation. Among other factors, the transaction includes the transfer to TNT Logistics of certain assets of Telecom Italia comprising 6 central warehouses, 100 outlying warehouses and over 4.5 million telephone sets and telephone installation articles annually. Devised to promote a company focus on core business, the agreement became operational on March 5, 2003, upon receipt of clearance from the Italian Competition Authority and completion of union consultation procedures.

Disposal of GLB Servicos Interativos.    On January 15, 2003, Telecom Italia Finance disposed of its 28.57% stake held in GLB Servicos Interativos to TIM Brasil for a consideration of U.S.$ 15 million. At the end of January 2003, TIM Brasil sold such investment to the Globo broadcasting group. As a result of such transaction, the Telecom Italia Group realized a net gain of €4 million (see Note 25 of Telecom Italia’s consolidated financial statements included elsewhere in this Annual Report).

Disposal of Telekom Srbija.    On December 28, 2002, the Telecom Italia Group announced that it had agreed to sell to PTT Srbija its 29% holding in Telekom Srbija. The deal was finalized on February 20, 2003 and is expected to be completed by the end of June. PTT Srbija is to pay €195 million, of which €120 million is to be paid by June 2003, and the remainder to be settled in six half-yearly installments from January 2006. The shares disposed of shall be placed in escrow with an international bank until payment of the consideration is complete.

Sale of stake in IMMSI.    On November 22, 2002, Telecom Italia disposed of its 45% stake in IMMSI to Omniapartecipazioni S.p.A. for consideration of €69 million.

Sale of Telekom Austria.    In November 2002, Telecom Italia International N.V. sold 75 million Telekom Austria A.G. shares previously held by the Telecom Italia Group. The placement price was €7.45 per share generating gross proceeds of €559 million and a loss of €135 million. After this transaction, the Telecom Italia Group’s stake in Telekom Austria decreased from 29.78% to 14.78%.

Sale of Telespazio.    In November 2002, Telecom Italia finalized its agreement with Finmeccanica for the sale of Telespazio. The total impact on the Telecom Italia Group was to reduce net financial debt by €239 million and a net gain for the Telecom Italia Group of €36 million.

Project Tiglio.    On October 29, 2002, the transaction envisaged by the framework agreement between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds was finalized. The transaction provided for the integration of certain of the real estate properties of the companies involved, as well as the entities that provide real estate services to the same companies or to their subsidiaries. Under the framework agreement the Telecom Italia Group transferred assets to Tiglio I and Tiglio II in various corporate forms. The market value of these assets was €1,360 million, of which €50 million was related to Seat Pagine Gialle and approximately €1,310 million to real estate from Telecom Italia. The transaction had a net impact on the consolidated statement of operations of approximately €150 million for the Telecom Italia Group.

Partial sale of Stream stake.    On October 1, 2002, Telecom Italia signed an agreement with the News Corporation group, partner of Telecom Italia in Stream, and Vivendi Universal, current shareholder of Tele+, in order to allow Stream to purchase Tele+ and to subsequently create a single Italian pay-TV company on one platform. On April 30, 2003, following the approval by the competent authorities, the agreement with News Corporation announced in October 2002 was concluded. The new company arising from the integration between Stream and Tele+ has been named SKY ITALIA and Telecom Italia paid approximately €30 million for its stake in the transaction. The company is held by Telecom Italia (19.9%) and News Corporation (80.1%).

Solpart Participações.    On August 27, 2002, the Telecom Italia Group reached agreement with the other shareholders in Solpart Participações (which has indirect control of Brasil Telecom) to reduce its own stake in Solpart (from 37.29% to 19% of ordinary share capital) through a sale of 18.29% of the ordinary share capital to Timepart Participações and to Techold Participações. This reduction was carried out to overcome regulatory constraints which had prevented TIM´s local subsidiaries from commencing commercial operations of its GSM regulatory 1800 service. As soon as legally possible, the Telecom Italia Group intends to return to its previous investment position. To this extent option rights have been granted to all parties.

Sale of 9Telecom.    On August 26, 2002, the Telecom Italia Group completed, with the Louis Dreyfus Communication Networks group (LDCom), the sale of the Telecom Italia Group’s investment in 9Telecom and the concurrent purchase of approximately 7% of LDCom by the Telecom Italia Group. The net impact on the Telecom Italia Group’s result was a loss of €267 million. LDCom is part of the Louis Dreyfus group, a leading French holding company with international operations in telecommunications, energy, oil, maritime and agricultural commodities trading.

Sale of Auna.    On August 1, 2002, the Telecom Italia Group concluded the sale of Auna to Endesa, Union Fenosa and Banco Santander Central Hispano. The transfer of the entire interest held by the Telecom Italia Group (26.89%) resulted in proceeds of €1,998 million and contributed €1,033 million to the consolidated net result of the Telecom Italia Group.

Sale of Telemaco Immobiliare.    On August 1, 2002, Telecom Italia sold its 40% interest in Telemaco Immobiliare to Mirtus, an indirect subsidiary of the American real estate fund Whitehall promoted by the Goldman Sachs group, for net proceeds of €192 million. The net gain realized by the Telecom Italia Group was €64 million.

Sale of Sogei.    On July 31, 2002, Finsiel disposed of its 100% stake in Sogei to the Ministry of Economy and Finance, which reduced Telecom Italia Group’s net financial debt by €176 million.

Sale of stake in Mobilkom Austria.    On June 28, 2002, TIM International N.V. (“TIM International”), a subsidiary of TIM, disposed of its 25% stake in Mobilkom Austria group to Telekom Austria (a company 14.78% owned by Telecom Italia International as of December 31, 2002), generating proceeds of €756 million and resulting in a gain, which contributed €64 million to the consolidated net result of the Telecom Italia Group.

Sale of stake in Bouygues Decaux Telecom.    In March 2002, the Telecom Italia Group disposed of its 19.61% stake held by TIM International in BDT (Bouygues Decaux Telecom), parent company of the French operator Bouygues Telecom, generating proceeds of €750 million which contributed €266 million to the consolidated net result of the Telecom Italia Group.

Sale of stake in Lottomatica S.p.A.    In February 2002, Finsiel S.p.A. accepted the tender offer from Tyche S.p.A. (De Agostini group), for its 18.3% investment in Lottomatica S.p.A. Proceeds for Finsiel were €212 million resulting in a gain which contributed €73 million to the consolidated net result of the Telecom Italia Group.

Acquisitions.

Agreement for the acquisition of Megabeam.    In March 2003, Telecom Italia signed an agreement to acquire 100% of the share capital of Megabeam Italia S.p.A., the first Italian wireless Internet service provider, for consideration of €11.5 million. Megabeam’s acquisition falls under Telecom Italia’s broadband strategy, in which wireless technology, such as Wi-Fi, occupies a fundamental role in solutions for families and businesses. Megabeam offers Wi-Fi networking services in private sites and is experimenting the same Wi-Fi service in public places, for example,—in significant Italian airports and a hotel chain—using Wireless-Lan which operates on the 2,400-2,483.5 frequency. The execution of the agreement is subject to the approval of the Italian Antitrust Authority.

Purchase of Blu S.p.A.    On October 7, 2002, TIM concluded its agreement to purchase Blu S.p.A. (the fourth mobile operator) from its shareholders. Blu S.p.A. was merged with TIM S.p.A. becoming effective on December 23, 2002. The final purchase price was €84 million.

Acquisition of the assets of the Pagine Utili directories.    On September 11, 2002, the Telecom Italia Group reached an agreement with Pagine Italia S.p.A. for the acquisition of the assets of the Pagine Utili directories, the business segment represented principally by the so-called pocket pages with about 60,000 advertisers. The transaction involves the payment of 214 million Seat Pagine Gialle ordinary shares held by the

Telecom Italia Group, corresponding to 1.9% of the Seat Pagine Gialle ordinary share capital. The execution of this transaction is subject to the approval of the Italian Antitrust Authority. After the observations formulated by the Italian Antitrust Authority during the inquiry period, on January 16, 2003, Telecom Italia and Pagine Italia S.p.A. agreed to formally withdraw the announcement about the acquisition of the Pagine Utili business segment. The parties further agreed to extend the contract period in order to be able to renegotiate certain aspects of the transaction so that it can eventually be re-submitted to the Antitrust Authority.

Purchase of stakes in EPIClink.    On August 2, 2002, Telecom Italia purchased 86% of EPIClink S.p.A. for a price of €60.2 million. The shares were sold by Edisontel S.p.A. (30.3%), Pirelli (25.3%), IntesaBci (20%), E_voluzione (8%) and Camozzi Holding (2.4%). EPIClink specialized in outsourcing services in Information and Communication Technology (ITC) for small and medium-size businesses. After this transaction, EPIClink’s shareholder base is as follows: Telecom Italia, 86%, Pirelli, 5%, IntesaBci, 5%, Camozzi, 2% and E_voluzione, 2%. Telecom Italia is committed to acquire the residual 14% stake for a total consideration of €10 million.

Purchase of stakes in Stet Hellas.    In August 2002, TIM International purchased, from the Verizon Europe Holding II group, a 17.45% stake in the share capital of Stet Hellas for a price of €108 million. Together with its existing stake of 63.95%, TIM International now holds 81.40% of Stet Hellas’ share capital. The transaction, which in effect makes TIM International the only industrial partner and strategic shareholder in the company, falls within the framework of the Telecom Italia Group’s strategy to rationalize its international portfolio and consolidate its position in the Mediterranean Basin.

Investment in Webegg S.p.A.    In June 2002, IT Telecom S.p.A. purchased the 50% investment in Webegg S.p.A. held by Olivetti for consideration of €57.5 million. As of December 31, 2002, Webegg S.p.A. is held by IT Telecom S.p.A. (69.8%) and Finsiel S.p.A. (30.2%). The Webegg group is an Internet Consulting company offering its own solutions as well as those deriving from partnerships with the world’s leading Internet solutions companies.

Acquisition of Consodata shares.    On February 12, 2003 Seat Pagine Gialle acquired 1,108,695 ordinary shares in the French subsidiary Consodata S.A.—listed on the Paris Nouveau Marché stock exchange—after the founding shareholders´ exercised their option to sell, which was extended to them under an agreement made with previous Seat Pagine Gialle management on July 31, 2000. This transaction, undertaken at an agreed consideration of €44 per share—for a total of approximately €48.8 million—resulted in Seat Pagine Gialle acquiring a further 8.17% of the company share capital and voting rights, thereby raising its stake in Consodata S.A. to 98.60%.

Lisit Informatica.    On February 4, 2003, Telecom Italia, in a temporary association of companies with Finsiel and Lutech (Lucchini group), won the bid held by the Lombardy Regional Authority for the supply of the goods and services needed to disseminate and manage the “Regional Services Card” throughout the Lombardy Region. The total value of the bid won by the association led by Telecom Italia, scheduled to last until 2009, is approximately €350 million. Within the framework of the obligations undertaken, Telecom Italia and Finsiel acquired 35.2% of the share capital of LISIT, for a total of €54 million.

Early purchase of leased assets.    On January 27, 2003, procedures were completed for the early purchase of 12 property units (approximately 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Telecom Italia Group companies under financial leasing contracts. The deal involved a total financial payment of approximately €369 million for the entire Telecom Italia Group. Certain of these assets were recently agreed to be sold. See “—Dispositions” above.

Other Developments

Nortel Inversora S.A.    As per the decision of the Shareholders meeting of April 25, 2002, the Preferred A shares of Nortel Inversora S.A. have the right to vote (one vote per share), as a consequence of the default by Nortel Inversora in repaying the amortization plan related to those shares. Moreover, following Nortel Inversora first quarter 2002 results, Telecom Argentina Total Liabilities/Net Equity ratio exceeded 1.75, giving a voting right also to Preferred B shares, that was officially established during the Shareholders meeting of September 13, 2002. As a result Telecom Italia International and Telecom Italia voting rights have been respectively diluted from 17.5% to 11.86% and from 32.5% to 22.03%, respectively.

Recent Developments

Merger of Telecom Italia into Olivetti

On March 11, 2003, the Boards of Directors of Telecom Italia and Olivetti met to discuss the proposed merger of Telecom Italia with Olivetti (the “Merger”), in which Olivetti would be the surviving company, changing its name to Telecom Italia S.p.A. upon the Merger becoming effective. At that time each of the Telecom Italia Board and Olivetti Board agreed that the proposed Merger transaction should be explored, and established a proposed exchange ratio of seven Olivetti Ordinary Shares for each Telecom Italia Ordinary Share and seven Olivetti Savings Shares for each Telecom Italia Savings Share. Telecom Italia was advised by Lazard & Co. S.r.l. and Goldman Sachs SIM S.p.A. and Olivetti by JPMorgan Chase Bank.

The Telecom Italia Board and the Olivetti Board reconvened on April 15, 2003 and in each case concluded to proceed with the Merger and fixed the exchange ratios as described above. As a result, the plan of merger was agreed upon and the shareholders’ meetings of both companies were convened and such shareholders’ meetings were held on May 26, 2003 and May 24, 2003, on second and first call, respectively. At such meetings each of the Olivetti Ordinary shareholders and the Telecom Italia Shareholders approved the Merger transaction. The effectiveness of the Merger is conditioned upon the savings shares of New Telecom Italia being accepted for listing on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana.

In addition to the Merger, the following transactions are also contemplated:

•	Olivetti shareholders who either voted against the Merger or did not attend the shareholders’ meeting benefit from a withdrawal right of €0.9984 per share (which is the mean of the daily official prices of the Olivetti shares in the six months preceding the date the merger resolution was adopted on May 26, 2003). Olivetti shareholders were entitled to such a right by law due to the change in the corporate objectives of New Telecom Italia. As of June 12, 2003, the end of the withdrawal right period, Olivetti shareholders had exercised such right with respect to 10,958,057 Shares representing 0.12% of the outstanding Ordinary Shares. Olivetti shareholders will receive an aggregate payment of €10,940,525 when the Merger becomes effective.

•	Voluntary cash tender offers by Olivetti for a portion of the outstanding Telecom Italia Shares and Savings Shares, to be made in connection with the Merger and before its completion (although the cash tender offer is not being made to Savings Shareholders in the United States). The tender offers for the Telecom Italia Shares and the Telecom Italia Savings Shares will commence on June 23, 2003, with Olivetti tendering for approximately 17.3% of the shares in the respective classes.

In connection with financing the withdrawal right and the cash tender offers, Olivetti has entered into a term loan facility pursuant to which it will borrow up to €9 billion (assuming that the tender offers are fully subscribed) with respect to the above transactions. Any such payments for withdrawal rights and for the cash tender offers will only be made at the time the Merger becomes effective. See “Item 8. Financial Information—Condensed Consolidated Pro Forma Financial Data”. The total amount of the facilities is €15.5 billion, with the remaining €6.5 billion as a senior revolving credit facility available to refinance Telecom Italia’s existing €7.5 billion facility providing for working capital and general corporate purposes for Telecom Italia and, following the Merger, New Telecom Italia.

The tender offer for the Savings Share is not being made, directly or indirectly, in or into the United States and is not capable of being accepted, directly or indirectly, in or from the United States.

The Merger is expected to become effective in the first half of August 2003, subject to certain conditions required under Italian law. As a result of Olivetti being the surviving company (and changing its name to “Telecom Italia S.p.A.”), New Telecom Italia will, on completion of the Merger, succeed to the 1934 Act registration of Telecom Italia and become subject to the foreign private issuer reporting requirements of the 1934 Act. It is the intention of New Telecom Italia to apply for a listing, and complete such listing, on the New York Stock Exchange by the time of the effectiveness of the Merger.

Reasons for the Merger.

•	Principal Business Rationales

The purpose of the Merger is to merge the operations, assets and liabilities of Olivetti and Telecom Italia into a single company, a substantial majority of whose share capital and voting rights will be held by shareholders unaffiliated with Pirelli or Olimpia. The Telecom Italia Board believes that the Merger will produce a simplified, more transparent corporate, capital and financial and ownership structure, which will benefit the shareholders of both Telecom Italia and Olivetti. The principal benefits include the following:

•	Improved ownership structure: Majority ownership by shareholders unaffiliated with Pirelli or Olimpia.

As a result of, and immediately after, the Merger, shareholders unaffiliated with Olivetti, Pirelli or Olimpia will see their proportionate ownership of New Telecom Italia’s share capital increase substantially. Currently, Olivetti S.p.A. owns approximately 54.94% of the Telecom Italia Shares. The exact percentage of New Telecom Italia’s share capital that shareholders unaffiliated with Pirelli or Olimpia will hold immediately after the Merger depends on a number of factors, such as:

•	the number of Olivetti shares which may be issued upon conversion of Olivetti’s outstanding convertible bonds or exercise of Olivetti’s outstanding warrants (a portion of which are held by Olimpia and its affiliated entities);

•	the number of Olivetti shares issued pursuant to the exercise of outstanding stock options held by officers of Olivetti (Telecom Italia has suspended the exercise of outstanding stock options until after the Merger becomes effective); and

•	the number of Telecom Italia Shares and Savings Shares tendered in response to Olivetti’s cash tender offer for a portion of Telecom Italia’s Shares and Savings Shares.

As a result of the Merger it is expected that Olimpia will be the largest shareholder in New Telecom Italia. The exact percentage of Olimpia’s interest in New Telecom Italia’s share capital immediately after the Merger can not currently be determined and depends on the factors discussed above but is expected to be in a range of 9.94% to 13.27%.

The Telecom Italia Board believes that the expected new ownership structure will facilitate the markets’ valuation of New Telecom Italia based on New Telecom Italia’s business, financial condition and prospects and eliminates any negative effect that Telecom Italia’s current ownership structure may have on valuation. The Telecom Italia Board also believes that the absence of a controlling shareholder will produce a corresponding increase in the liquidity of the New Telecom Italia shares compared to the current liquidity of Telecom Italia Shares and that this has the potential to enhance market valuations of New Telecom Italia shares.

•	Improved corporate structure.

The Merger will simplify and make more transparent the Telecom Italia Group’s corporate structure. Instead of having Olivetti, an intermediate holding company with few operations of its own, between Olimpia and Olivetti’s other shareholders on the one hand and Telecom Italia on the other, all of Olivetti’s and Telecom Italia’s respective operations will be combined in a single entity with a single Board of Directors and a single Board of Statutory Auditors. In New Telecom Italia, Olimpia, Olivetti’s other shareholders and Telecom Italia’s minority shareholders will have direct ownership interests. This, and the integration of Olivetti’s and Telecom Italia’s respective corporate support functions, is expected to simplify and improve the corporate governance, management and decision-making process of New Telecom Italia compared to the current situation.

•	Rationalized capital and financial structure.

The Merger is intended to optimize financial and income flows within the New Telecom Italia Group through a more efficient management of the New Telecom Italia Group debt and more effective use of financial leverage. The Merger as a whole will also make it possible to attain a more efficient financial structure, with an increase in debt capital, which currently has a lower net cost than equity capital. It is also likely that these effects will lead to an improvement in the creditworthiness of New Telecom Italia, which, in turn, could lead to a more favorable rating and a reduction in the cost of future debt.

The Telecom Italia Board also believes that the Merger will produce a more unified approach to debt management (for example, with respect to extending maturities and co-ordinating with the needs of the businesses) than is currently the case for Olivetti and Telecom Italia on a stand-alone basis.

SEAT Spin-off

On April 1, 2003, the Board of Directors of SEAT approved the proposed proportional spin-off of substantially all of the Directories, Directory Assistance and Business Information business segments of SEAT into a newly incorporated company which will assume the current name of SEAT (“New SEAT”). Effective as of the date of spin-off, the corporate name of SEAT will be “Telecom Italia Media S.p.A.” (hereinafter referred to as “Telecom Italia Media”). The spin-off plan was approved by the SEAT extraordinary shareholders’ meeting held on May 9, 2003.

The spin-off plan provides for a spin-off on a proportional basis. The allocation of the shares of, respectively, New SEAT and Telecom Italia Media, is based on the net assets of each company as of December 31, 2002. Consequently, for every 40 ordinary (or savings, as applicable) shares currently owned, the present shareholders of SEAT will receive:

•	11 new ordinary (or savings, as applicable) shares of Telecom Italia Media, and

•	29 new ordinary (or savings, as applicable) shares of New SEAT.

The shares of both companies will be listed on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana: the effectiveness of the spin-off is conditioned upon the shares of New SEAT being accepted for listing.

The spin-off plan contemplates the creation of two independent companies, each focused on its core businesses. It is SEAT management’s view that SEAT operates in two broad market sectors that have increasingly developed separate and distinct characteristics in terms of strategy, operations and competitive landscape. The first sector is that of targeted advertising and telephone services, in which SEAT operates through its Directories, Directory Assistance and Business Information segments, providing answers to queries via printed, online and telephone products and services.

The second sector is that of traditional advertising and the Internet, in which SEAT operates through its Internet, TV and other business segments, primarily providing access and content services. In SEAT management’s view, both sectors present interesting development prospects (including broadband access and digital TV).

The strategic objective of the spin-off plan is to allow SEAT’s businesses in each of the two sectors to more rapidly respond to market developments and exploit market opportunities, with a more focused management and a resource allocation consistent with the development prospects of each business line.

The spin-off plan provides for the transfer to New SEAT of the following companies within the Directories, Directory Assistance and Business Information business segments of SEAT:

Directories:	Directories Italia Seat Pagine Gialle S.p.A. division, Annuari Italiani S.p.A., Euredit S.A., TDL group, Euro Directory S.A.

Directories Assistance:	Directories Assistance Seat Pagine Gialle division, Telegate group, Telegate Holding GmbH, IMR S.r.l.

Business Information:	Consodata S.A., Consodata group Ltd (including Netcreations Inc., Pan-Adress).

The other companies and business segments will remain in SEAT, which, as noted above, will be known as Telecom Italia Media.

For a further discussion of these businesses, please see “—Internet and Media.”

The spin-off, subject to certain conditions of Italian law, is expected to become effective at the end of July 2003.

Potential Sale of Telecom Italia’s stake in New SEAT

On June 10, 2003 Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which will be received by the Telecom Italia Group after the spin-off transaction creating New SEAT (including the shares resulting from the expected exercise of the J.P.Morgan Chase put option). The parties agreed on a sale price of €0.598 per New SEAT ordinary share, representing an enterprise value of approximately €5.65 billion.

The completion of the sale will be subject to the proportional spin-off becoming effective, the admission to listing of New SEAT, that is expected to occur by the beginning of August, and the approval of the relevant anti-trust authorities. Telecom Italia will receive approximately €3.03 billion for its stake. The buyers will also assume the estimated €708 million of debt of New SEAT at the closing.

The transaction will allow New Telecom Italia to reduce its net financial debt by approximately €3.74 billion.

See also “Item 8. Financial Information—Condensed Consolidated Pro Forma Financial Data”.

Telecom Italia—Hewlett-Packard deal.

On February 21, 2003, Telecom Italia and Hewlett-Packard agreed to a five-year management services and outsourcing agreement worth a total of €225 million. The agreement became effective on April 16, 2003 following receipt of clearance from the Italian Antitrust Authority and completion of labour union consultation procedures. Under the agreement, Hewlett-Packard will supply asset management, help desk, maintenance and workstation management services to the Telecom Italia Group, while IT Telecom will manage the Hewlett-Packard’s Italian operational activities in the SAP environment and house the systems in its Data Centers. The agreement also contemplated the sale by IT Telecom of the Desktop Management Services business (100%-owned by Telecom Italia) to the new Hewlett-Packard’s entity HP DCS (Hewlett-Packard Distributed Computing Services).

Restructuring of the Telecom Argentina group’s debt obligations.

On February 12, 2003, Telecom Argentina STET-France Telecom S.A. (controlled by Nortel Inversora) (“Telecom Argentina”) and its subsidiaries, Telecom Personal S.A. and Publicom S.A. announced their intention to launch a cash tender offer for a portion of their financial debt obligations and to make partial interest payments on their financial debt obligations. Having obtained any necessary authorizations, the offer started on April 16, 2003 and represents the beginning of the process to restructure the Telecom Argentina group’s debt obligations.

In June 2003, Telecom Argentina and its subsidiaries Telecom Personal S.A. and Publicom S.A., pursuant to a tender offer, repurchased U.S.$ 292 million principal amount of their financial debt obligations at a price of U.S.$ 160.6 million (55% of the face value).

Telecom Italia share buyback.

Under the buyback plan authorized by the Ordinary Telecom Italia Shareholders’ Meeting of November 7, 2001, the Company in March 2002 began to buy-back treasury shares on the market according to the terms and in the manner established by existing laws and the above shareholders’ resolution. During the period between January 1 and May 7, 2003, 8,662,500 savings shares were acquired at an average price of €4.73 per share, corresponding to an investment of €41 million, plus 915,000 ordinary shares at an average price of €6.83 per share, corresponding to a €6 million investment. The above authorization expired on May 7, 2003 and at such date, 54,309,500 savings shares had been acquired at an average price of €5.24 per share, corresponding to an investment of €285 million, plus 6,195,500 ordinary shares at an average price of €8.00 per share, corresponding to a €50 million investment. As a result of the merger of Telecom Italia with and into Olivetti, the Telecom Italia Ordinary and Savings Shares treasury stock will be cancelled.

Telecom Italia Group Results for the First Quarter Ended March 31, 2003.

For a discussion of first quarter results for 2003 see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2003 compared to March 31, 2002”.

Overview of the Telecom Italia Group’s Major Business Areas

The following is a chart of Telecom Italia Group’s business units as of March 31, 2003:

(1)	Mobile South America.
(2)	Previously included in the International Operations Business Unit.

The table below sets forth certain key data for each Business Unit.

		Domestic Wireline (1)	Mobile	South America (1)(2)	Internet and Media		IT Market (3)	IT Group (3)		Sub Total	Other activities and eliminations (4)		Consolidated Total
(millions of Euro, except number of employees)
Gross operating revenues	2002 2001 2000 (pro forma)(5) 2000	17,022 17,168 17,419 17,419	10,867 10,250 9,418 9,418	1,409 1,534 312 2,100	1,991 1,957 263 263		912 1,198 1,135 1,135	1,215 1,198 1,332 1,332		33,416 33,305 29,879 31,667	(3,016 (2,487 (2,710 (2,756	) ) ) )	30,400 30,818 27,169 28,911

Gross operating profit(6)	2002 2001 2000 (pro forma)(5) 2000	7,965 7,750 7,403 7,403	5,039 4,760 4,447 4,447	450 527 172 1,073	593 444 (35 (35	) )	104 166 136 136	140 188 203 203		14,291 13,835 12,326 13,227	(327 (216 (109 (109	) ) ) )	13,964 13,619 12,217 13,118

Operating income	2002 2001 2000 (pro forma)(5) 2000	4,700 4,361 3,904 3,904	3,358 3,136 2,988 2,988	146 187 99 473	232 31 (73 (73	) )	61 123 105 105	(21 22 (15 (15	) ) )	8,476 7,860 7,008 7,382	(1,095 (1,186 (567 (577	) ) ) )	7,381 6,674 6,441 6,805

Capital expenditures	2002 2001 2000 (pro forma)(5) 2000	2,462 2,801 2,710 2,710	1,715 3,151 4,206 4,206	216 406 68 592	81 175 34 34		30 30 37 37	158 162 159 159		4,662 6,725 7,214 7,738	180 265 161 161		4,842 6,990 7,375 7,899

Number of employees at the year end	2002 2001 2000 (pro forma)(5) 2000	53,682 57,895 62,366 62,366	18,702 16,721 15,257 15,257	5,461 5,746 1,087 8,585	7,715 9,264 7,515 7,515		4,493 6,441 7,400 7,400	7,327 6,844 6,385 6,385		97,380 102,911 100,010 107,508	4,333 7,045 7,161 7,161		101,713 109,956 107,171 114,669

(1)	The data relating to 2001 and 2000 have been reclassified and presented consistent with the 2002 presentation.
(2)	The data refer to Entel Chile Group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(3)	In early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group. Beginning January 1, 2002, Saritel S.p.A. was consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit.
(4)	The data presented include the operations of the Foreign Holdings Corporate Function and the Business Unit Satellite Services (the Telespazio group) which was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002.
(5)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(6)	See “Item 3. Key Information—Selected Financial and Statistical Information—Note 9”.

The following table sets forth, for the periods indicated, certain selected statistical data for the Italian fixed-line, mobile and internet businesses.

	Year ended December 31,
	2000	2001	2002
Subscription and Customers:
Subscriber fixed-lines at period-end (thousands)(1)	27,153	27,353	27,142
Subscriber fixed-line growth(%)	2.5	0.7	(0.8)
Subscriber fixed-lines per full-time equivalent employee at period-end(2)	409	448	496
ISDN equivalent lines at period-end (thousands)(3)	4,584	5,403	5,756
TIM lines at period-end (thousands)	21,601	23,946	25,302
TIM lines growth per annum(%)	16.6	10.9	5.7
Average revenue per mobile line per month(€)(4)	30.5	29.1	28.8
Cellular penetration at period-end (TIM lines per 100 inhabitants)(%)	37.5	41.6	43.9
Cellular market penetration at period-end (lines for the entire market per 100 inhabitants)(%)	73.3	89.0	95.0

Retail Traffic(5):
Average minutes of use per fixed-line subscriber during period(6)	4,722	4,739	4,292
Of which:
Local traffic during period (in average minutes)(7)	3,621	3,575	3,198
Long-distance traffic during period (domestic and international) (in average minutes)	1,101	1,163	1,094
Growth in international incoming and outgoing traffic in minutes(%)(8)	5.4	12.1	5.7
Total mobile outgoing traffic per month (millions of minutes)	1,569	1,795	1,960

Internet and Media:
Directories (units)	474	477	477
Of which SEAT Pagine Gialle	304	304	304
Of which Thomson (TDL Infomedia Ltd.)	170	173	173
Page Views Virgilio (millions)	2,218	3,945	5,267
Active Users (at year-end, thousands)	1,656	1,804	2,226

(1)	Data include multiple lines for ISDN and exclude internal lines.
(2)	Ratio is based on employees of Telecom Italia only.
(3)	Data exclude internal lines.
(4)	Including Prepaid Customers’ revenues and excluding equipment sales and including non—TIM customer traffic.
(5)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls (including calls to mobile phones).
(6)	Includes total fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).
(7)	Including district and internet dial-up traffic.
(8)	Data include incoming and outgoing wholesale traffic and retail outgoing traffic.

Strategy

General

Telecom Italia Group’s strategic priorities include:

•	consolidating its leadership in the domestic wireline market by increasing customer loyalty through innovative offers and stimulating the market for value added and broadband services, with special reference to ADSL technology; in the mobile market, to increase traffic volumes and develop value added services in line with user expectations (MMS, community videotelephony), in part through the introduction of UMTS technology; and, in the Internet and Media sector, to continue the development of broadband services and portals;

•	expanding the Telecom Italia Group’s presence abroad in markets where it can capitalize on its marketing and technological know-how: in the mobile business, in Latin America and especially in Brazil and, in the wireline business, through the development of the pan-European broadband network;

•	continuing to manage the Telecom Italia Group according to rigorous criteria of efficiency, relying on synergies deriving from the organizational model based on so-called “professional families” and service centers, cost control systems, and the careful selection of investment projects, aimed primarily at fostering innovation and growth.

Industrial investments will be directed towards reinforcing the following strategy:

•	focus on innovation;

•	continuing leadership in the domestic market; and

•	development of value added services.

The industrial investments planned for the three years 2003-2005 will be between €14 billion and €16 billion, more or less in line with the forecast for the three years 2002-2004. The breakdown by sector of activity is shown in the table below.

Approximate % of Industrial Investments
Domestic Wireline	45%
Mobile	40%
Internet and Media	2%
Other	13%

Domestic Wireline

The Telecom Italia Group’s wireline strategy will be driven by defense of market share in voice traffic, strong emphasis on data/internet growth and broadband development, and focus on obtaining continuing efficiencies and levels of capital expenditures.

In particular, the Telecom Italia Group intends to:

•	maintain its domestic leadership in its core business (voice services, internet access, data transmission services for businesses, national and international wholesale services);

•	consolidate its operational capabilities with the objective of offering best in class service levels to its customers and leverage opportunities to retain its client base by enhancing customer loyalty (through billing, CRM and customer contact);

•	concentrate on developing value added services, both for corporate and residential customers, to sustain revenue and margin levels, building, in particular, on the increasing penetration of internet and broadband services, but also on innovation in voice services and terminals, equipped with new facilities, similar to mobile phone functions;

•	run efficient operations and continue its cost-cutting program (personnel, real estate, general and administrative, network); and

•	maintain competitive services and focus investment on enhancing network evolution and innovation (optical transport, IP services, etc.).

There can be no assurance that these objectives and targets will actually be achieved.

Mobile

TIM’s strategy is focused on maintaining its leadership in the wireless market, in particular:

•	defending its share of the voice and SMS market;

•	developing a new GPRS and UMTS Mobile Data generation;

•	developing GSM services in Brazil and acquire leadership in the GSM Latin American market; and

•	completing the start-up phase of some subsidiaries.

The main strategic tools for the achievement of such objectives are:

•	focus on the customer, to be achieved through caring, segmentation of the offer, focus on high spending clients and leadership on customer acquisition;

•	premium positioning, guaranteed by the development of a consistent on-net community, by providing a high quality of service, by the maintenance of a price premium and by avoiding handsets subsidies;

•	technological innovation and leadership, characteristics associated with the TIM brand, to be maintained through: GPRS/UMTS development, launching innovative value added services, maintenance of high standards of quality for the Network and IT services and the progressive migration from a TDMA network to a GSM network for some controlled companies;

•	excellence in human resources, through recruitment, development and retention of “key” human resources, analysis and selection of methods for increasing flexibility of resources and the management of internal innovation process; and

•	profitability and cash flow generation, through maintenance of high efficiency levels on its network, IT and back-office, investments and working capital control and a prudent capital allocation policy.

There can be no assurance that these objectives and targets will actually be achieved.

The Organizational Structure

The following diagram highlights the organizational structure of the Telecom Italia Group as of June 16, 2003.

(1)	Consortium company which carries out Internal Auditing activities in the Telecom Italia Group and Olivetti.
(2)	Beginning April 1, 2003, the company Telecom Italia Lab, which was the Research & Development function, was merged by incorporation into Telecom Italia S.p.A. At the same time, this function took the name of Telecom Italia Lab.
(3)	Latin America Operations coordinates the activities of the Telecom Italia Group in Latin America. Beginning February 2003, Latin America Operations report directly to the CEO Carlo Buora for wireline TLC and to the head of the Mobile Business Unit Mobile for Mobile TLC.
(4)	As of June 16, 2003, Domestic Wireline took the name Wireline. At the same time, Giuseppe Sala was appointed General Manager directly reporting to the Telecom Italia CEO and Head of Wireline Riccardo Ruggiero. Beginning July 1, 2003, Luca Luciani is appointed Assistant of the Chairman.
(5)	As of June 18, 2003 the new central function, International Affairs, was established which reports directly to the CEO Carlo Buora. On the same date the central Function Foreign Holdings merged into International Affairs and the International Steering Committee was disbanded. Head of International Affairs is Giampaolo Zambeletti.

Telecom Italia Group’s organizational structure includes:

•	Central Functions, which are responsible for the Telecom Italia Group’s operations;

•	Operational Activities, which are responsible for the synergies of Intra-Group activities and for the supply of common services; and

•	Business Units, which are responsible for business development and managing operations for the external markets.

BUSINESS UNITS

Domestic Wireline

The Domestic Wireline Business Unit accounted for gross operating revenues of €17,022 million in 2002, €17,168 million in 2001 and €17,419 million in 2000. The organizational structure of the Domestic Wireline Business Unit as of December 31, 2002 was as follows:

(1)	On December 31, 2002 “International Wholesale Services” was moved to Telecom Italia Sparkle.

As a result of the 2002 Reorganization, Saritel (a company specializing in Internet operations and value added services for fixed and mobile telecommunications such as Internet hosting, e-business solutions, on-line services and vocal recognition software) was moved to the Information Technology Group Operating Activity and Intelcom San Marino S.p.A. is now included as part of the Domestic Wireline Business Unit.

Domestic Wireline operates on a national level as the consolidated market leader in wireline telephone and data service and call centers, for consumers and other operators. On an international level, Domestic Wireline develops fiber optic networks for wholesale customers, mainly in Europe and Latin America.

Subscribers.    The table below sets forth, for the periods indicated, certain subscriber data of Domestic Wireline.

	As of December 31,
	1998	1999	2000	2001	2002
Subscriber fixed-lines at period-end (thousands)(1)	25,986	26,502	27,153	27,353	27,142
Subscriber fixed-line growth (%)(2)	1.1	2.0	2.5	0.7	(0.8)
Subscriber fixed-lines per full time equivalent employee at period-end(3)	332	354	409	448	496
ISDN equivalent lines at period-end (thousands)(4)	1,735	3,049	4,584	5,403	5,756

(1)	Data include multiple lines for ISDN and exclude internal lines.
(2)	For each of the years ended December 31, the percentage growth figure represents growth per annum over the prior year’s end.
(3)	Ratios are based on employees of Telecom Italia.
(4)	Excluding internal lines.

At December 31, 2002, Domestic Wireline had approximately 27.1 million fixed subscriber lines, including approximately 18.9 million residential lines (including multiple lines for ISDN), approximately 8.0 million business lines (including multiple lines for ISDN), and approximately 230,000 public telephones lines (including ISDN equivalent lines). Italy has 48 subscriber lines per 100 inhabitants.

At December 31, 2002, Domestic Wireline had approximately 5.8 million ISDN equivalent lines. The number of subscribers is expected to continue increasing although marketing focus is on ADSL lines which provide greater speed on the Internet. This is evidenced by significant growth in broadband access: at December 31, 2002, Domestic Wireline had contracts for approximately 850,000 broadband points of access (390,000 at the end of 2001) with approximately 220,000 wholesale points of access (143,000 at the end of 2001) and 630,000 retail market points of access (247,000 at the end of 2001). The growth is attributable to the success of various tariff structures geared to the Mass Market, and to business customers. At the end of 2002 Domestic Wireline had contracts for 390,000 Mass Market and Soho broadband access and 240,000 business broadband access.

At December 31, 2002, 62% of the public telephones in service were equipped with phone card readers. The density of public telephones in Italy is among the highest in the world, with one public telephone per square kilometer and approximately 4.2 public telephones for every 1000 inhabitants. During 2002, ISDN technology was introduced to approximately 45% of public telephones in order to support the launch of innovative services (104,635 basic ISDN equivalent lines in public telephony architecture; unlike residential and business ISDN lines, each ISDN public telephone line is linked to only one phone).

Domestic Traffic

The table below sets forth, for the periods indicated, certain traffic data for Domestic Wireline.

	Year ended December 31,
	1998	1999	2000	2001	2002
Average minutes of use per fixed line subscriber during period(1)	4,259	4,298	4,722	4,739	4,292
of which:
Local traffic during period (in average minutes)(2)	2,628	2,767	3,621	3,575	3,198
Long distance traffic during period (domestic and international) (in average minutes)	1,631	1,531	1,101	1,163	1,094

(1)	Includes total fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to mobile networks); excludes traffic for special services.
(2)	Data for the years 1998 and 1999 include internet dial-up traffic and exclude district traffic which is accounted for in long distance traffic; data for the years 2000, 2001 and 2002 include district and internet dial-up traffic.

Domestic Fees and Tariffs.    Since November 1, 1999, the Telecom Italia Group’s traffic tariffs have been based on a per second billing system with an initial fixed charge (the “call set up”). The tariff per call set up varies depending on the kind of call: €0.0619 for local calls, €0.0787 for long distance calls (including calls to mobile) and €0.3098 for international calls. The tariff per second varies according to the kind of call, the time of day, the day of the week and, for long distance calls only, the distance. Since December 1997, the Telecom Italia Group has introduced tariff packages for residential and business customers which provide for discounts on national and international traffic tariffs and additional rental charges.

Traffic packages mainly consist of Teleconomy offers for Mass Market and Small office/home office (Soho) customers. Further customized offers are provided to business customers.

Teleconomy was launched as a brand in June 2000. The Teleconomy offers include tariff packages with targeted discounts and customized programs for residential and business customers. Teleconomy offers were revised in 2002 to further support retention efforts and to win back customers.

Penetration of Teleconomy offers and ADSL lines are key strategic priorities for Domestic Wireline.

New Teleconomy offers, which Domestic Wireline introduced in 2002, include:

•	for Mass Market customers: Teleconomy Forfait (no payment for national calls, excluded calls to mobile, for an additional fee) and Teleconomy Zero (fixed price for any national calls, excluded calls to mobile, for an additional fee); and

•	for Business customers: new offers as Teleconomy Professional (which provides a volume of no payment traffic minutes for an additional fee) and Teleconomy Zero Business (similar to Teleconomy Zero).

For Business customers Domestic Wireline has introduced specific offers for companies with high volumes of traffic, allowing companies to choose among a variety of price plans. In addition, Domestic Wireline has launched in two steps “Ricomincio date”, a standard offer for residential (February 2002) and business customers (second half 2002) which provide an amount of free national traffic minutes with no additional fees.

Domestic Tariff Rebalancing.    The Telecom Italia Group commenced rebalancing its tariffs in 1991 and made various adjustments until 1997. Since December 1998, the National Regulatory Authority has been responsible for tariff regulation. On July 28, 1999, the National Regulatory Authority introduced a price cap mechanism designed to promote productivity and efficiency for the Telecom Italia Group, as the incumbent operator in markets with a low level of competition. The price cap was applied until December 31, 2002 to a whole basket of public voice telephone services composed of activation fees, basic charges, long distance and international tariffs.

The table below sets forth, for the periods indicated, initial connection fees, bimonthly subscription fees and the average cost of a three-minute local call and a three-minute peak rate call for the four different domestic long distance regions (exclusive of value-added tax) and the percentage change since 1998.

	Year ended December 31,					Percentage change since
	1998(1)	1999(1)	2000(1)	2001(1)	2002	1998(2)
			(€)			(%)
Connection fee	103.29	103.29	103.29	103.29	100.00	-3.2
Bimonthly subscription fee:(3)
Residential subscribers	16.84	18.59	19.32	21.38	24.28	44.2
Business subscribers	26.24	27.27	27.27	29.23	30.40	15.9
Basic ISDN connection fee	103.29	103.29	103.29	103.29	100.00	-3.2
Basic ISDN bimonthly subscription fee:
Residential subscribers	33.05	33.05	33.05	33.05	33.05	0.0
Business subscribers	51.65	51.65	51.65	51.65	54.74	6.0
Three minute local call:
Standard	0.0930	0.0992	0.0992	0.0992	0.0992	6.7
Higher(4)	0.0930	0.0992	0.0992	0.0992	0.0992	6.7
Three minute call in the same District at higher rate(5)(6)	—	0.1312	0.1312	0.0992	0.0992	—
Three minute domestic long distance call at higher rate(7)(8):
Region 1	0.2231	0.2231	0.2231	0.2205	0.2205	-1.2
Region 2	0.3610	0.3610	0.3610	0.3522	0.3522	-2.4
Region 3	0.5903	0.4772	0.4065	0.3522	0.3522	-40.3
Region 4	0.5903	0.4772	0.4065	0.3522	0.3522	-40.3

(1)	The fees and costs for 1998, 1999, 2000 and 2001 were in Lire. The lire amounts have been converted to euros at the irrevocably fixed exchange rate of Lit. 1,936.27 = €1.
(2)	Data are not adjusted for inflation.
(3)	In February 2001, the residential and business subscription fees increased to € 20.45 and € 27.89, respectively.
(4)	For the year 1999, the introduction of “per second billing” resulted in an increase in the cost of a three minute call, while leaving unchanged the overall spending of the customers.
(5)	Long distance calls within the same area code. This tariff was introduced in November 1999.
(6)	In February 2001, district rates for three minute calls decreased by 24.4%.
(7)	In February 2001, the week-end flat tariff (€ 0.1431 for three minutes call) was introduced.
(8)	Since July 2001, Region 3 charge (applied to calls over 30 Km) was combined with the former Region 2 charge (applied to calls between 15 and 30 km), with the result that current Region 2 tariffs apply to all long distance calls over 15 km.

International Traffic

The table below sets forth, for the periods indicated, information with respect to incoming and outgoing traffic, including direct dial and operator assisted calls and mobile traffic.

	Year ended December 31,
	1998	1999	2000	2001	2002
Total outgoing traffic (millions of minutes)	2,339	2,390	2,706	3,015	3,405
Growth in outgoing traffic (%)(1)	5.89	2.18	13.2	11.4	13.0
Total incoming traffic (millions of minutes)	2,950	3,419	3,415	3,845	3,842
Growth in incoming traffic (%)(1)	12.64	15.90	-0.1	12.6	-0.1

(1)	For each of the years ended December 31, the percentage growth figures represent growth per annum over the prior year’s end.

Growth in the volume of international traffic from 1998 to 2002 has resulted mainly from macroeconomic factors such as growth in foreign demand and import/export activities, immigrants and new subscribers. The decline in gross operating revenues from 2001 to 2002 has resulted mainly from the impact of continuing tariff reductions and increasing competition. International traffic is mostly concentrated in communications with Germany, France, Romania, United Kingdom, Switzerland, United States, Spain and Albania, which together accounted for approximately 52% of toll minutes of outgoing international traffic in 2002.

Incoming international traffic is divided into two general categories: traffic incoming on the fixed network and traffic incoming, or deemed to be incoming, on the mobile network. With respect to the mobile network, the distinction between “incoming” or “deemed to be incoming” is that incoming traffic is the one generated abroad and directed to the mobile network in Italy, while traffic which is deemed to be incoming is traffic generated in Italy through the use of international calling cards. Because of the use of international calling cards, by the use of ITFN, such traffic is deemed to be incoming from an international network although the call may be generated in Italy.

In 2002, the traffic directed to the fixed network increased by 11%, growth that was offset by a decrease in the traffic directed to the mobile network. The traffic directed to the mobile network decreased because the component of the traffic “deemed to be incoming” registered a 61% decline due to the introduction of a surcharge for calls directed to the mobile network with a consequent increase in the price of the international calling cards.

International Tariffs.    International calls utilize the same per second billing as domestic calls, with the price per minute depending upon the country called and, beginning July 2002, for certain countries also on the type of connection (the price will vary depending on whether the destination number called is fixed or mobile). See “—Domestic Traffic—Domestic Fees and Tariffs”.

The table below sets forth, for the periods indicated, the average cost of a three-minute international call to a fixed line at standard rates (exclusive of value-added tax) for selected countries for outgoing traffic with destination to fixed line and the percentage change since 1998.

	As of December 31,					Percentage change since
	1998(1)	1999(1)(2)	2000(1)	2001(1)	2002(3)	1998(4)
			(€)			(%)
Germany, France	1.43	1.03	0.88	0.88	0.71	-50.3
United Kingdom	1.15	1.03	0.88	0.88	0.71	-38.3
Spain	1.43	1.03	0.88	0.88	0.71	-50.3
Russia	2.09	2.09	1.65	1.65	1.50	-28.2
Canada and United States	1.42	1.03	0.88	0.88	0.71	-50.0
Australia	3.29	2.64	2.43	2.43	2.38	-27.7
Japan	3.29	2.64	2.43	2.43	2.38	-27.7
Brazil	4.29	3.29	3.05	3.05	2.74	-36.1
Chile	5.45	5.45	4.91	4.91	2.74	-49.7

(1)	All amounts for 1998, 1999, 2000 and 2001 were converted to Euro at the fixed exchange rate of Lit. 1,936.27 = €1.
(2)	Rates became effective on November 1, 1999.
(3)	Since July 2002, price per minute of traffic into some countries is differentiated on the basis of the termination of the call (fixed network or mobile network).
(4)	Data are not adjusted for inflation.

International Tariff Rebalancing.    During the last three years there has been a meaningful reduction in the total cost for international traffic with overall international traffic tariffs falling by an average of 23%. In particular, the reduction in the international traffic tariffs to Western Europe, the USA and Canada was an average of 25% (approximately 70% of the international traffic is represented by the volume with these countries).

International Settlement Arrangements.    The Telecom Italia Group derives revenues from foreign telecommunications operators for incoming calls which use the Telecom Italia Group’s network. The Telecom Italia Group has bilateral settlement arrangements with other international telecommunications operators under the general auspices of the ITU. Because incoming and outgoing international traffic are relatively equal, the

Telecom Italia Group’s net payments on international accounting rates are negligible. This has the effect of limiting the Telecom Italia Group’s exposure to changes in currency exchange rates. The exposure to changes in currency exchange rates has also been reduced due to the adoption of the euro.

Leased Lines

At the end of 2002 gross operating revenues from leased lines, from retail and wholesale customers, including international leased lines, was €1,400 million (approximately equal to the level of gross operating revenues in 2001). With revenues from international services of approximately €75 million relatively stable, there has otherwise been a significant change in the revenue mix, with revenues from business customers falling, and revenues from other local operators growing significantly.

Leased lines services consist of offering to a customer-subscriber a permanent connection for telecommunication services between two geographically separate points. This kind of connection can be used to handle high volume voice, data or video transmission. During 2002 leased lines continued growing in connections between the Telecom Italia Group’s network and other telecommunication operators network, resulting in an increase in revenues from approximately €800 million in 2001 to approximately €870 million in 2002.

Revenues from business customers continued to decline in 2002 as business customers migrated towards broadband connections. As of December 31, 2002, there were approximately 320,000 (in points of entry of data network) lines leased to business customers (approximately 342,000 in 2001) and approximately 132,000 digital leased lines (152,000 in 2001).

During 2002 migration from low speed lines to high speed lines continued as customers favor the convenience of this kind of connection. Retail revenues for leased lines decreased from approximately €500 million in 2001 to approximately €440 million in 2002.

Interconnection with Other Operators

On February 6, 2003, the National Regulatory Authority approved, subject to certain technical and economic amendments, the 2002 Reference Offer (RO) originally submitted by the Telecom Italia Group in April 2002. The Telecom Italia Group’s Reference Offer includes the conditions for FRIACO (Flat-Rate Internet Access Call Origination) service, partial circuits provisions, shared access and sub-loop unbundling, thus enabling a competitive development of internet access and broadband services.

The offer presents, in comparison with the 2001 RO, a simplification of the interconnection planning process, includes a significant improvement of SLAs (Service Level Agreement) as well as further overall price reductions. Moreover, new elements are included such as double local exchange, transit at the level of local exchange, partial circuit offer, including new data speed and distances (more than 5 km).

Economic conditions have been defined according to the principle of non discrimination, transparency, objectivity and cost orientation. The RO will be retroactively applied to January 1, 2002. Pursuant to the recent decision of the National Regulatory Authority issued in March 2003 to adopt a network cap system, starting with the 2003 RO the market will have greater visibility over the arrangements relating to interconnection services, allowing operators to rely on stable economic values in preparing their own business plans.

The Telecom Italia Group offers a comprehensive range of network access services which allow other telecommunications companies access to its fixed-telephony network, including:

•	FRIACO: the Telecom Italia Group has been offering this service since 2001 but the 2002 RO provides for a 13% price reduction for local exchange, a 6.2% decrease at the metropolitan level and a 6.5% reduction for interconnection at the transit level.

•	Partial circuits: represent partial circuits from customer premises to the Other Licensed Operators’ Point Of Presence (“POP”), as a segment of an end-to-end leased line. The National Regulatory Authority determined that economic conditions are to be set according to the price ceiling methodology that was established by the European Commission Recommendation C(1999) 3863 of November 24, 1999, and introduced the price ceiling into national legislation with Order 10/00/CIR. For speeds and distances of partial circuit different from those included in the Recommendation, the prices are based, according to national as well as European accounting requirements, on Telecom Italia’s own costs, evaluated according to the fully allocated current costs model.

•	Billing and bad debt service: the Telecom Italia Group also offers billing to Other Licensed Operators (“OLOs”) who decide not to bill the customers (i.e. customers that are connected to the network through indirect access service) accessing their non geographic services. The Telecom Italia Group, as required by the National Regulatory Agency, fixed the level of charge for the billing service at 2.9% calculated on the total revenues of each OLOs non geographic service. With respect to bad debt, the level of risk and insolvency is subject to negotiation between Telecom Italia and the other Licensed Operators.

The 2002 RO includes a detailed and complete Local Loop Unbundling (“LLU”) offer (physical LLU, sub loop unbundling and shared access) and the Telecom Italia Group has satisfied all National Regulatory Authority requests. To date, the Telecom Italia Group has equipped more than 90% of the sites requested by OLOs.

Economic conditions for LLU are lower than the one proposed in the 2001 RO (monthly rental of copper pair for POTS/ISDN decreased by 5.9%, for ADSL decreased by 11.5%, shared access decreased by 61.8% and sub loop unbundling decreased by 9.3%). With regard to implementation, on December 31, 2002 Italy had 131,000 fully unbundled lines compared with approximately 3,000 at the end of 2001.

Finally, law 59/02 of April 8, 2002 requires that Internet Service Providers have access to the RO of the notified operators with reference to internet traffic origination (both for metered and unmetered interconnection) and termination on 70x codes (dedicated in Italy to Internet access) and Partial Circuits. On June 26, 2002 the National Regulatory Authority issued an Order to define the criteria for ISPs to gain access to the RO economic conditions that the Telecom Italia Group has implemented on the 2003 RO issued on April 11, 2003.

Data Services

Data services consist primarily of data transmission and network services for business customers and residential customers. Revenues from data services are included primarily in fixed subscription and connection fees.

Domestic Wireline provides a broad range of data transmission and web application services supported by a wide spectrum of technological platforms ranging from traditional to advanced platforms based on broadband access (SDH and xDSL).

Domestic Wireline’s strategy consists of large penetration of the Mass Market and SOHO segments with ADSL connections, supported by “Alice” and “Smart”. Domestic Wireline focuses on switching from traditional to innovative technologies to enlarge IP services and the applications market. This strategy has had a significant success with 850,000 broadband points of access sold to the retail and the wholesale market (390,000 at the end of 2001); of which 630,000 access have been sold to retail customers.

During 2002 Domestic Wireline introduced several innovative offers for the data transmission networks and Internet access, including:

•	new solutions with fiber optic technologies for SMEs, mainly for IP services;

•	revised solutions for security and for full outsourcing services for SMEs;

•	new web services offers for secured storage for Internet Data Center; and

•	customized solutions for e-learning applications.

Revenues from Data Services amounted to €916 million in 2002 and increased by 14.2% over 2001 (€802 million in 2001). Revenues from Data equipment were substantially in line with 2001 figures (approximately €220 million in 2002). Growth in services revenues has been driven mainly by innovative data services increasing by more than 50% (€387 million in 2002; €253 million in 2001); web services continued to increase strongly (30%) and amounted to €130 million in 2002.

Revenues from traditional Data Services decreased from €450 million in 2001 to €400 million in 2002 due to customer migration to broadband services.

Fixed Network

Since 1988, the Telecom Italia Group has installed high levels of fiberoptics, intelligent nodes, digital switching, satellite connections and high speed data transmission technology. The technologically advanced nature of its fixed network permits the Telecom Italia Group to offer a variety of advanced services such as toll free numbers, call waiting and call forwarding, VPNs, premium charges and charge splitting.

Domestic Network

Fixed Network.    The Telecom Italia Group’s domestic fixed network includes 66 transit switches and 628 main local switches. The long distance fixed network includes 3.7 million circuits, while the distribution fixed network includes 104 million kilometers of pairs over copper cable.

In 2002, the Telecom Italia Group set up interconnections with the networks of 5 additional operators, making a total of 65 operators at December 31, 2002. In the same period 19 operators have disconnected.

During the year 2002, the following contracts were also signed or renewed:

•	7 new interconnection agreements (adding to the 77 interconnection agreements previously agreed);

•	8 additional “reverse” agreements, terminating calls on the network of another operator, for a total of 64, since 1998;

•	6 agreements to supply high-speed access services using ADSL technology for a total of 29 since 2000;

•	11 carrier preselection contracts, 1 district carrier selection agreements, 7 number portability agreements;

•	7 contracts for the local loop unbundling service on the local network; and

•	18 contracts to supply Digital Data Circuits for a total of 83 from 1998.

Digitalization and ISDN.    At December 31, 2002, 100% of the Telecom Italia Group’s domestic telecommunications lines were connected to digital telecommunications exchanges. The digitalization of the long distance fixed network was completed in 1994 and the level of digitalization of the local fixed network has been 100% since 2000. Since the end of 1999, ISDN services have been accessible to substantially all of Italy. The Telecom Italia Group has one of the largest ISDN networks in Europe. ISDN allows subscribers to use their existing access lines for a number of purposes, including high speed data transmission, video-conferencing, high speed fax and faster Internet access. The Telecom Italia Group expects to continue to make investments in its fixed network to permit the expansion of ISDN and IN services.

SDH and ATM.    The Telecom Italia Group introduced SDH advanced transmission technology into operation in the long distance fixed network in 1996 and introduced such technology into operation for its local fixed network during 1997. These transmission systems are operating on fiberoptics from 155 Mbit/s up to 2.5 Gbit/s. Moreover, in 2002 we started using transmission systems with speed up to 10 Gbit/s. Work on the development of the Arianna network which, by use of the latest generation of SDH technologies and the new optical DWDM technology (Dense Wavelength Division Multiplexing) constitutes the basis for a new transport network with a high transmission capacity capable of covering the entire Italian territory, continued during 2002. The network will be used to transport flows with a high requirement for quality and availability, both in terms of incremental requirements and migration away from the current transit network. Arianna is based on a structure with SDH rings; since 2000, in order to reduce the number of fibers, DWDM systems have been used to multiply by a factor of 12 up to 40 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections. The network will be operated by the same system that is currently used for regional networks. The DWDM systems provide the natural link between current transport networks and the future optical OTN (Optical Transport Networks), multiplexing and exchange entirely within the optical domain, without any need for optical-electric conversion. In November 2002 Domestic Wireline introduced a new generation Optical Digital Cross Connect on Domestic Wireline transmission backbone in order to progress with the transition towards a new generation meshed ASTN (Automatically Switched Transport Network) optical backbone which will start during 2003. By using the ASTN approach it is possible to build a multiservice platform with a high level of integration with the IP network. First applications of Metro DWDM systems were developed in Rome and Milan metropolitan areas.

The evolution of the transport network towards the optical network will make it possible to increase the operational capacity of all types of traffic, from phone calls to Internet traffic.

ATM switching technology, introduced in 1996, allows the transfer of information combining data, video and other services over public and private networks both domestically and internationally. Telecom Italia ATM

(Atmosfera) and Frame Relay (Business Frame) networks are overall networks that work together as a multiservice network, using SDH transmission systems as physical layer. The ATM Network allows for the provision of ATM native services with access rates ranking from 2Mbit/s up to 155 Mbit/s. It also acts as a backbone for both the Frame Relay Access network (with access rates ranking from 64 kbit/s up to 2 Mbit/s), and for the DSL network, used for the provisioning of xDSL services (ADSL, HDSL and SDSL). The ATM/Frame Relay networks allows for access to IP and MPLS customers with access rate ranking from 64 kbit/s to 155 Mbit/s.

Network Quality and Productivity.    Telecom Italia Group’s investment in its domestic service network has enabled it to continue to reduce the average time required for the installation of new lines. The effectiveness rate of the fixed network is defined as the ratio of successful calls to the total number of call attempts, not including failures caused by the calling party’s behavior, in a specified time period. A successful call is a call attempt to a valid number, properly dialed, where the called party’s busy tone, ringing tone, or answer signal is recognized on the access line of the calling user.

To reduce costs and improve efficiency, the Telecom Italia Group undertook in 2001 and continued in 2002 an extensive program to reengineer its network operation and maintenance organization, which will permit a more effective use of human resources.

Beginning in 1999 operating systems were, in turn, developed with the aim of ensuring the offering of new services, optimizing operational activities and pursuing objectives of total quality. Procedures were developed for systems dedicated to supervising traffic for verifying levels, the immediate management of measurements and constant monitoring of the quality of the service provided. In systems that operate the flexible network for data transmission, features were activated which reduce activation and connection time, permit the timely recognition of customers who have experienced malfunctions in services and augment the availability of the connections themselves. Moreover, operating systems have been equipped with new features for marketing new services.

Broadband Network/ADSL.    The Telecom Italia Group’s broadband network is capable of supporting advanced telecommunications services and multimedia applications and, to this end, the Telecom Italia Group has installed significant levels of fiber optic cables in its fixed network. In 1998, the Telecom Italia Group began introducing ADSL systems over copper pairs to deliver interactive services (e.g., fast-Internet). ADSL allows the Telecom Italia Group to fulfill in the short-term, market driven needs to provide services like fast-Internet, multimedia, video conferencing and teleworking either for business or residential customers. Furthermore, ADSL together with other existing infrastructure and satellite services allows the Telecom Italia Group to focus the commercialization of its broadband network services on a market basis and to tailor investments to the growth of the market. With reference to access services using ADSL technology, in 1999, the technical and commercial trials with fast Internet access for residential and Soho customers, begun in Rome and Milan at the end of 1998, were concluded. In 2002, commercial services with access to ADSL technology for business customers and Internet Service Providers had been extended to 1,300 cities (approximately 700 at the end of 2001). The commercial services for business customers include the use of ADSL technology in urban areas to supply access to IP and ATM services of the Telecom Italia Group’s data networks. The services for ISPs supply ATM access based on ADSL technology to the public, leaving the commercial interface with the final customer to the Service Provider. At the end of 2002, the “local exchange areas” covered by ADSL technology numbered 2,120; in 2003, 3,000 local exchange areas are expected to be served.

Fiberoptic Cables.    At December 31, 2002, the Telecom Italia Group had installed approximately 3.6 million kilometers of optical fiber for access and transfers, of which approximately 0.99 million kilometers were installed on long distance fixed-lines. Fiberoptic cables significantly increase the capacity of the network and permit the Telecom Italia Group to provide new advanced services based on the simultaneous transmission of several kinds of signals, such as voice, data and video. To enable the offer of such services, the Telecom Italia Group is planning to introduce fiberoptics in its local access network.

In 2002, a project which started in the second half of 2000, consisting of the creation of an optical fiber ring between Milan and Palermo (T-Bone), was completed with the installation of about 6,000 kilometers of cable with 96 optical fibers on two backbones and the laying of two submarine links under the Strait of Messina.

Flexible Data Network.    The Telecom Italia Group also operates a flexible network equipped with a centralized system that makes it possible to establish dedicated data links from a work station. At December 31, 2002, 600,000 “direct digital line” access points and 166,500 “direct analog line” access points had been installed.

International Network

Since 1997, the Telecom Italia Group has rationalized its international fixed network and enhanced international transmission capacity.

The Telecom Italia Group owns capacity in a number of international cable links and its international network includes fiber optic cables to several countries. During 2002 major implementations in this traditional area were related to the upgrade of Catania (Italy) – Malta submarine cable, for supporting international voice traffic and IP connectivity, and to the completion of the Palma (Spain) – Algiers submarine link, for improving its capabilities to deliver traffic to Algeria.

On December 31, 2002, there were 9 exchanges utilized for voice services and digitalization of the international network exceeded 98%. In the aggregate, the Telecom Italia Group owns capacity on more than 360,000 kilometers of submarine cables.

In addition, the Telecom Italia Group has developed a new strategy building a number of proprietary networks in Europe, Latin America and in the Mediterranean area. These multiservice backbones are optical fiber rings with ring-topology protection that use the DWDM (Dense Wavelength Division Multiplexing) technology for transmission, while, for access and delivery, the POPs (Point of Presence) use multiservice platforms (voice, data and IP). These platforms complete the switching functions for voice and routing for data with packet/cell switching IP/ATM technology.

In 2002, three completely integrated multiservice backbones have been operating and supporting Telecom Italia’s international services. In particular, the main activities included:

•	Pan European Backbone. Fully activated cross-border services are available for wholesale customers: Managed Bandwidth, IP Connectivity, International Private Leased Circuit, Global Voice Services, .GRX (GPRS Roaming eXchange for Mobile Operator). The European fiber optic network (Pan European Backbone)—2 fiber pairs, 400 Gbit/s each—is laid in the main industrialized European countries: Italy, France, U.K., Netherlands, Belgium, Germany, Switzerland and Austria with a total length of 9,100 km. (an extension of the Pan European Backbone to Madrid and Barcelona in Spain is planned for the second quarter of 2003).

•	Mediterranean Nautilus. Mediterranean Nautilus Ltd., a company controlled by Telecom Italia, has built a new submarine optical ring, in a high-availability network configuration, with a total length of 7,000 km—6 fiber pairs, 64 lambda (10 Gbit/s each) per fiber pair. Such system will link the main markets of the Central-Eastern Mediterranean area: Italy, Greece, Turkey and Israel. Presently, the optical ring that links Catania, Athens, Chania-Crete, Haifa and Tel Aviv has been completed.

•	LAN (Latin American Nautilus). The final network configuration of Latin America Nautilus has been activated. The Latin American Nautilus is a new high capacity backbone, previously utilized in Latin America and now integrated with the transatlantic and European networks. The backbone is an optical fiber ring network both on earth and under sea, 30,000 km long, including the Miami-New York City link. The ring, having optical automatic traffic protection and a bandwidth up to 320 Gbits, links the most important cities of South America to Central and North America.

Furthermore, Telecom Italia of North America (TINA), a wholly owned subsidiary of Telecom Italia, has implemented two POPs in Newark (NJ) and Miami to offer Voice and IP/Data services. In order to improve the capabilities between such POPs, the Pan European Backbone and Latin American Nautilus, Telecom Italia together with TINA signed contracts to purchase capacity on the Flag Atlantic-1 transatlantic cable and TINA on the Middle Atlantic Crossing submarine cable.

Mobile

The Mobile Business Unit accounted for gross operating revenues of €10,867 million in 2002, €10,250 million in 2001 and €9,418 million in 2000.

The Mobile Business Unit (TIM group) operates in the sector of national and international mobile telecommunications. Its international operations are concentrated in Latin America and in the Mediterranean Basin.

As of December 31, 2002, the business unit was organized as follows:

In May 2002, the International Operations (IOP) “Operating Activity” was disbanded. As a result of this reorganization, all the companies based in Latin America are now coordinated by Latin America Operations (LAO). Beginning February 2003, Latin America Operations reports directly to the CEO Carlo Buora for wireline telecommunication and to Marco De Benedetti, the CEO of the Mobile Business Unit, for mobile telecommunication.

Among the large mobile telecommunications operators in Europe at the end of 2002 TIM has the largest number of lines in its domestic market (source: Mobile Communication magazine) and has been the fastest growing area of the Telecom Italia Group’s business for the past several years. Line growth was 17% in 2000, 11% in 2001 and 6% in 2002. Gross operating revenues from TIM totaled €7,929 million, €8,357 million and €9,022 million (€8,915 million net of Blu merger effect) in 2000, 2001 and 2002, respectively.

Holdings of International Operations

As a result of a corporate reorganization completed at the end of 2000, TIM acquired 100% of STET Mobile Holding (“SMH”), the international holding company of the Telecom Italia Group holding substantially all of the Telecom Italia Group’s wireless investments outside of Italy. On December 28, 2001, SMH merged with TIM International, the holder of stakes in Digitel and Is TIM. TIM International is managed by TIM and the international results have been fully consolidated with TIM’s results since January 1, 2001. In January 2001, TIM Brasil, a wholly owned subsidiary of TIM International, was formed to act as a sub holding company for the subsidiaries which acquired PCS licenses in Brazil (TIM Celular Centro Sul, TIM Sao Paulo and TIM Rio Norte). In November 2001, TIM International’s stake in Bitel (the majority shareholder of Tele Nordeste Celular and Tele Celular Sul) was contributed to TIM Brasil. TIM Brasil currently owns 100% of Bitel’s share capital. In December 2002 within the framework of the corporate reorganization process, TIM Sao Paulo was merged with TIM Celular Centro Sul and TIM Rio Norte and, in January 2003, changed its name to TIM Celular.

Corporacion Digitel and Maxitel, whose controlling stake was acquired at the end of 2000 have been fully consolidated with TIM’s results since January 1, 2001.

At December 31, 2002, the overall number of TIM lines calculated on a proportionate basis, in Italy and internationally was approximately 31.5 million. There are approximately an additional 2.2 million equity mobile lines calculated on a proportionate basis that are part of the Telecom Italia Group.

The following tables list the countries in which TIM (through TIM International) currently has operations, the ownership interest in each operator and the number of lines for each operator. Beginning in May 2002, all the Latin America companies owned by TIM International are coordinated by Latin America Operations. The mobile operations in Austria, France and Spain were sold during 2002.

Controlled Operations

Country	Operator	Percentage interest of TIM International		Total Wireless lines per operator at December 31, 2002
				(millions)
Europe
Greece	STET Hellas	81.40	(1)	2.5
Latin America(2)
Brazil	Maxitel Tele Nordeste Celular(*) Tele Celular Sul(*) TIM Celular (formerly TIM Sao Paulo)	100.00 21.18 20.68 100.00	(3)	1.4 1.9 1.7 0.3	(4)
Perú	TIM Perú	100.00		0.4	(5)
Venezuela	Digitel	66.56	(6)	0.9

(*)	Represents total of shares held; these entities are consolidated as the Group owns over 50% of the voting common stock.

Affiliated Companies

Country	Operator	Percentage interest of TIM International	Total Wireless lines per operator at December 31, 2002
			(millions)
Europe
Czech Republic	Radiomobil	4.35	3.5
Turkey	Is TIM	49.00	1.2	(7)

(1)	In August 2002, TIM International acquired a 17.45% stake in STET Hellas from Verizon. As a consequence of this acquisition the stake owned by TIM International in STET Hellas increased from 63.95% to 81.40%.
(2)	Pursuant to the 2002 Reorganization the activities of the Latin American companies are now coordinated by Latin America Operations.
(3)	In February 2002, TIM Brasil acquired 10% of ordinary shares of Maxitel, corresponding to 3.33% of the total capital.
(4)	Operations started October 18, 2002.
(5)	Operations started January 25, 2001.
(6)	In December 2002, TIM International increased its interest in Digitel, through a share capital acquisition, by 10%.
(7)	Operations started March 21, 2001.

Services—Italy.    TIM offers both digital and analog mobile services. The GSM digital service, which commenced operations in April 1995, uses digital technology and is the standard throughout Europe. GSM generally provides higher quality transmission than analog service and may be used by customers to make and receive mobile calls throughout Europe and certain other countries. As of June 11, 2003, roaming agreements have been reached with 319 operators in over 180 countries, allowing customers to make and receive calls abroad. See “—Mobile Tariffs” below. The analog service is based on the TACS 900 standard and began operation in 1990. See “—Cellular Network”.

The table below sets forth, for the periods indicated, geographic and population coverage data for TIM’s TACS and GSM services.

	Year ended December 31,
	1999	2000	2001	2002
	(%)
TIM Italian geographic coverage
TACS	83	83	83	83
GSM	89	92	94	94
TIM Italian population coverage
TACS	98	98	98	98
GSM	99	100	100	100

Customers and Lines.    The penetration of mobile telecommunications service in Italy is above the Western European average at approximately 95 lines per 100 inhabitants and growth rates have been substantially higher than the European average. This compares to a penetration rate of 73 and 89 lines per 100 inhabitants at the end of 2000 and 2001, respectively. The increase is due to innovative services and an increase in customers with multiple lines and operators. TIM’s customer base consists of TACS subscribers, customers holding TACS prepaid services, (“TACS Prepaid Customers”), GSM subscribers and customers holding GSM TIM Cards (“GSM Prepaid Customers”, and together with TACS Prepaid Customers, “Prepaid Customers”). In 2002, TIM added 48.5% of the net additional GSM lines, with 2.1 million net additions compared to 1.6 million for Vodafone Omnitel and the remaining 0.6 million attributable to Wind. At December 31, 2002, the number of lines for TIM’s TACS and GSM mobile service was approximately 25.3 million (of which 24.3 million were GSM lines, consisting of 2.7 million GSM subscribers and 21.6 million GSM Prepaid Customers). As of March 31, 2003, TIM’s customer base had increased to 25.7 million lines.

The table below sets forth, for the periods indicated, selected customer data for TIM’s domestic business.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(number of customers in thousands)
Lines at period end(1)	14,299	18,527	21,601	23,946	25,302
TACS subscribers	1,563	832	495	304	180
TACS prepaid lines	2,001	2,344	1,950	1,430	815
GSM subscribers(2)	2,453	2,442	2,485	2,538	2,685
GSM TIM Prepaid Lines	8,282	12,909	16,671	19,674	21,622

	(in %)
Customer growth	54.1	29.6	16.6	10.9	5.7
Churn(3)	16.8	12.7	15.7	15.6	18.0
TIM penetration(4)	25.1	32.5	37.5	41.6	43.9
Cellular market penetration(5)	35.9	53.1	73.3	89.0	95.0

	(€)(6)
Average revenue per line per month(7)	40.0	34.9	30.5	29.1	28.8

(1)	Includes lines of TACS and GSM services, including Prepaid Customers.
(2)	Commenced GSM services in April 1995.
(3)	In 1998 net of internal migration between TACS and GSM networks; since 1999 data refers to total lines. The churn rate for any given period represents the number of TIM customers whose service was discontinued during that period due to a payment default or who voluntarily gave up a mobile telephony service during that period, expressed as a percentage of the average number of customers during that period.
(4)	TIM customers per 100 inhabitants.
(5)	Customers per 100 inhabitants for the entire market.
(6)	The data for the years ended December 31, 1998, 1999 and 2000 was in lire and was translated into euros at the irrevocably-fixed rate of exchange of Lit. 1,936.27 = €1.
(7)	Including Prepaid Card revenues and excluding equipment sales and, since 1999, including non—TIM customer traffic revenues.

The significant growth in TIM’s mobile lines since October 1996 has resulted almost entirely from the marketing success of the GSM TIM Card, a prepaid card which permits the customer to make outgoing calls up to the limit on the card for the 12 months following issuance of the card or the last recharge of the card and receive an unlimited number of calls for the 13 months following issuance of the card or the last recharge of the card. If a GSM TIM Card is not recharged within this 12-month period, the customer will not be able to make outgoing calls but for one additional month such customer will be able to receive incoming calls. The GSM TIM Card can be recharged at any time to permit additional outgoing calls. The GSM TIM Card offers several advantages, including elimination of bad debt charges and lower administration costs, as no statements are sent to customers. The TACS prepaid service, which was introduced in December 1997, functions the same way as the GSM TIM Card and has successfully reduced the decline in usage of the TACS network. Approximately 89% of TIM’s lines at December 31, 2002 are prepaid.

UMTS License.    The Italian government awarded five UMTS licenses in Italy in November 2000. TIM, together with Omnitel S.p.A. (now Vodafone Omnitel N.V.), WIND S.p.A., Andala S.p.A. (now H3G S.p.A.) and IPSE S.p.A., were awarded licenses to provide third-generation mobile services. TIM has committed to pay €2,417 million for its license, with approximately €117 million, €117 million and €2,066 million having been paid in November 2002, November 2001 and December 2000, respectively. The remaining €117 million will be paid in 2003. The licenses are valid for 20 years starting January 1, 2002. In 2001, TIM began an experimental UMTS service in its service center in Padoa, and a gradual roll-out of the UMTS network has begun. Transition toward third generation services will be gradual with a broad launch of the service expected in 2004.

Traffic.    The table below sets forth, for the periods indicated, selected traffic data for TIM’s business.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(millions of minutes)
Total outgoing traffic per month	839	1,219	1,569	1,795	1,960
Total incoming and outgoing traffic per month	1,473(1)	1,989(2)	2,479(3)	2,815(4)	3,036(5)

	(% of total)
Of which:
TACS(6)	33.3	19.5	10.3	5.4	3.0
GSM(6)	66.7	80.5	89.7	94.6	97.0

(1)	Includes domestic mobile incoming and outgoing traffic (96.2% of total mobile traffic in 1998 compared to 96.9% in 1997), international traffic (2.3% in 1998 compared to 2.1% in 1997) and roaming traffic (1.5% in 1998 compared to 1.0% in 1997). These data include fixed outgoing traffic to the mobile network.
(2)	Includes domestic mobile incoming and outgoing traffic (93.9% of total mobile traffic in 1999 compared to 96.2% in 1998), international traffic (3.2% in 1999 compared to 2.3% in 1998) and roaming traffic (2.9% in 1999 compared to 1.5% in 1998). These data include fixed outgoing traffic to the mobile network.
(3)	Includes domestic mobile incoming and outgoing traffic (90.4% of total mobile traffic in 2000 compared to 93.9% in 1999), international traffic (2.9% in 2000 compared to 3.2% in 1999) and roaming traffic (6.7% in 2000 compared to 2.9% in 1999). These data include fixed outgoing traffic to the mobile network.
(4)	Includes domestic mobile incoming and outgoing traffic (92.8% of total mobile traffic in 2001 compared to 90.4% in 2000), international traffic (2.7% in 2001 compared to 2.9% in 2000) and roaming traffic (4.5% in 2001 compared to 6.7% in 2000). These data include fixed outgoing traffic to the mobile network.
(5)	Includes domestic mobile incoming and outgoing traffic (94.5% of total mobile traffic in 2002 compared to 92.8% in 2001), international traffic (2.3% in 2002, compared to 2.7% in 2001) and roaming traffic (3.2% in 2002 compared to 4.5% in 2001). These data include fixed outgoing traffic to the mobile network.
(6)	Includes traffic from Prepaid Customers.

Mobile Tariffs.    TIM’s mobile customers (other than Prepaid Customers) are charged a one-time connection fee, a monthly basic charge and traffic fees for calls, as well as a monthly government tax. Prepaid Customers are charged an initial connection fee of €26 for the GSM TIM Card and TACS prepaid service and are required to pay a fee ranging from €5 to €1 to the dealer for each recharge, according to the cost of each recharge. No other connection or subscription fees or taxes are payable by Prepaid Customers. Mobile customers (including Prepaid Customers) must purchase their own mobile telephone handsets. TIM does not subsidize the cost of mobile telephone handsets to its customers and does not intend to do so in the foreseeable future. In 2002, approximately 76.8% of revenues from TIM mobile services (net of access charge) were derived from traffic charges, 5.7% from sales and rental of equipment, 8.4% from VAS and 9.1% were miscellaneous revenues (subscription and connection fees).

TIM offers its customers a variety of different pricing packages which are tailored to address different usage patterns. Such packages include offerings to TIM’s GSM customers of “free minutes packages” which are available in various options. TIM also offers packages such as, TIM Menù, a dedicated TACS and GSM pre-paid card. The customer can choose a rate suited to his or her own needs, combining the various items on a menu. The objective is to simplify the service offer and at the same time make them more flexible.

TIM also offers innovative services, such as an offering called AutoRicarica. The AutoRicarica formula has proven to be particularly successful: according to this formula, TIM gives a bonus of €3.7 (VAT included) for each 100 minutes of calls received.

TIM also offers certain discount packages, which include TopTim, a discount plan for professionals that rewards both length of subscription and volume of traffic, and TimClub, a 15% discount on the three most frequently called wireless numbers (which is only available after the free bonus minutes have been used).

At the beginning of 2002, TIM launched the first exclusive service which allowed TIM customers to reverse billing charges to a rechargeable or contract TACS or GSM TIM mobile, or to Telecom Italia fixed network numbers.

In May 2002 TIM introduced the following new tariff plans: Unica and Unica10; customers can personalize their own tariff choosing between two options: SuperAutoricarica (self recharge from all numbers) and Trio, a special tariff for three TIM numbers or two TIM numbers and a Telecom Italia fixed network number.

GSM and TACs customers are charged on the basis of a per-seconds billing system paying for the actual duration of the call plus a call setup charge of €0.1 (which is not charged when free minutes are being used). At the end of 1997 TIM also introduced local tariffs. From time to time, TIM offers promotional packages to attract additional customers.

Value Added Services.    TIM has been building its brand as a platform for content providers by entering into partnerships and developing business synergies. TIM has offered WAP since May 2000 and has over 200 partnerships and commercial agreements with primary content and service providers, such as SEAT-Tin.it, Yahoo!Europe, Sonera Zed, Caltanet, Kataweb, Sit.com and Excite. TIM also has agreements with leading Italian banks and financial institutions to provide on-line trading and mobile banking. In August 2000, TIM launched GPRS services in the areas of Rome and Milan and GPRS national coverage was completed in December 2000. The GPRS service has been available to corporate customers since the first quarter of 2001 and was extended to consumer segments starting May 2001. GPRS services represent the transition between the evolution of second (GSM) to third (UMTS) generation mobiles.

The introduction of GPRS allowed TIM to launch other initiatives. All GSM lines are able to handle GPRS traffic, which has become a fundamental service for the professional market. TIM was the first provider to market GPRS in Italy, consolidating its technological leadership in the domestic market.

TIM also introduced M-Services, which represents a combination of multimedia services on its GSM and GPRS networks. M-Services allows customers to use their mobile phones to send photographs and images accompanied by written or musical messages and to access a WAP page simply by pressing a button (WAP Push). TIM has been the first in Europe to introduce the PhotoMessage service, a major step towards multimedia message services. In June 2002 these services became available with the new MMS (Mobile Multimedia Services) and will be available on UMTS in the future.

Billing.    TIM’s customers (other than Prepaid Customers) are billed in a staggered bimonthly billing cycle. TIM endeavors to minimize bad debts by implementing a credit check on each customer at the time of sign-up and by requiring certain customers to post a security deposit. In addition, if payment is not received, the customer is notified accordingly and his or her ability to place outgoing calls is interrupted. If no payment is received, all services are terminated. The average rate of innovative payments (credit cards, Banco Posta) made by customers (other than Prepaid Customers) rose, in 2002, to 66% of the total payments.

Marketing and Distribution.    TIM believes that its active marketing programs, extensive customer service and distribution network (primarily a nationwide network of independent dealers) and responsiveness to customer needs provide it with a significant competitive advantage. At December 31, 2002, there were 1,509 distribution partners, with 4,650 sales points (including 69 Telecom Italia Group outlets marketing TIM products and 24 shops directly owned by TIM). As of December 31, 2002, 4,143 TIM employees (about 40.4% of its total workforce) were involved in customer service activities.

Cellular Network.    TIM’s TACS network consists of 2,730 radio base stations and 60,291 radio channels. TIM has reduced the level of investment in its TACS network as the number of TACS customers has decreased. TIM’s GSM network consists of 11,750 radio base stations and 629,600 radio channels (an increase of 7.4% over 2001). The Telecom Italia Group believes that as a result of TIM’s enhancement of the GSM service and increased coverage, TIM’s network is in line with the best European GSM networks.

Services—International.    TIM continued to consolidate its role as a global player during 2002. TIM International’s presence is now primarily concentrated in Latin America and in the Mediterranean Basin. In December 2002 TIM had 13.8 million lines attributable to customers abroad, 6.2 million represented proportionate lines. 52.0% of TIM’s international lines are European mobile lines while 48.0% are Latin American mobile lines. See “—Companies Controlled by TIM International”.

“In-Europe”, TIM’s pan-European tariff, introduced in 2001, combines the preferential roaming agreements among TIM, its foreign subsidiaries and other European partners, allowing TIM customers to roam in 30 countries using the same tariff. As part of its international roaming service, TIM offers its customers the possibility of making calls from abroad with a simplified rate plan. Subscribers are allowed to use the same rates twenty-four hours a day and prepaid customers to charge the cost directly to their remaining credit rather than to a credit card. See “—Companies Controlled by TIM International”.

On April 7, 2003, TIM signed a cooperation agreement with Telefonica Moviles and T-Mobile International to set up an alliance to provide their customers with a unified and superior offering of products and services in the countries where the three operators are present, thereby strengthening their ability to compete in cross-border markets. Initially the partners plan to develop, through roaming agreements, joint offers in voice, data and mobile internet, in order to gain new customers, both private users as well as multinational companies and corporate users interested in maintaining their level and quality of services, regardless of the country or the operator. The benefits to customers will include simplified tariff schemes and the capacity to access the same service offering on a global scale, as easily as at home. Additional services will include recharging a prepaid account abroad, sending photos via MMS, accessing Customer Care in the client’s home language or the use of the same short code for SMS services. Another aim of the alliance would be to join forces to obtain synergies, economies of scale and greater sales potential, as well as equipment and handsets development, in order to meet the demand for new products and services. All these elements will lead to an improved service offering to customers.

TIM is focusing its efforts on becoming a technological and marketing partner for its affiliates. Examples of synergies implemented among TIM and affiliated companies are represented by the commercial launches of TIM Celular (formerly TIM Sao Paulo) in 2002 and TIM Perú in 2001. TIM’s strategy for international development focuses on consolidation in countries where new markets have greater growth potential. Targeted countries include Brazil (for GSM services), Perú and Venezuela where TIM’s affiliates have been awarded licenses and services have recently been started. These markets currently have low penetration rates and dense populations made up of young consumers who are more oriented toward value added services. See “—Companies Controlled by TIM International”.

Companies Controlled by TIM International

Europe

Greece

The Telecom Italia Group’s first international investment in Western Europe was the establishment of STET Hellas. STET Hellas was awarded one of two GSM licenses granted in Greece, in the 900 Mhz frequency band, and commenced commercial services in June 1993.

In July 2001, the company was awarded a UMTS license at the price of €145 million and a DCS 1800 license for €26 million. At December 31, 2002, STET Hellas had approximately 2.5 million lines. In 2002, operating revenues were €689 million against €523 million in 2001, gross operating profit was €255 million compared to €188 million in 2001 (a 35.6% increase) and operating income was €131 million against €89 million in 2001 (an increase of 47.2% compared to 2001).

STET Hellas was listed on NASDAQ and on the Amsterdam Stock Exchange in June 1998 through an initial public offering of American Depositary Shares on NASDAQ and of Dutch Depositary Receipts on the Amsterdam Stock Exchange. After completion of the initial public offering, the Telecom Italia Group’s stake through TIM International was reduced from 74.8% to 58.14%. In February 2001, a stake of 1.14% was acquired by TIM International. In October 2001, TIM International subscribed to a capital increase to finance the acquisition of its new business, and its stake rose to 63.95%. In August 2002, TIM International acquired the 17.45% stake of Verizon, its original joint venture partner. Consequently, as of December 31, 2002, the TIM group’s interest in STET Hellas was 81.40%.

Latin America

Brazil

In 2001, TIM Brasil (a wholly owned subsidiary of TIM International) was incorporated to act as a sub holding company for TIM Celular Centro Sul, TIM Sao Paulo and TIM Rio Norte. In November 2001, TIM International’s stake in Bitel (the majority shareholder of Tele Nordeste Celular and Tele Celular Sul) was contributed to TIM Brasil. Consequently, TIM Brasil is actually the holding company for all the Brazilian subsidiaries.

Tele Nordeste Celular Participacoes group.    A controlling interest in Tele Nordeste Celular, a supplier of mobile telephone services in the regions of Alagoas, Cearà, Paraiba, Pernambuco, Piaui and Rio Grande do Norte, was acquired in 1998. At the end of 2002, in a market with a penetration level of 12%, Tele Nordeste had more than 1.9 million lines (an increase of 9.6% compared to 2001), corresponding to a market share of approximately 59%.

In 2002, Tele Nordeste Celular reported operating revenues of Brazilian reais 984 million (€355 million), an increase of 12.3% in local currency compared to 2001; gross operating profit of Brazilian reais 523 million (€189 million), an increase of 25.7% in local currency compared to 2001; and operating income of Brazilian reais 271 million (€98 million), an increase of 26.0% in local currency compared to 2001.

Tele Celular Sul Participacoes group.    A controlling interest in Tele Celular Sul Participaçoes, a mobile telephone operator in the states of Paranà, Santa Caterina and in the city of Pelotas, was acquired in 1998. In 2002, Tele Celular Sul had 1.7 million lines (an increase of 7.5% compared to 2001) representing an overall market share of 61%. In 2002, Tele Celular Sul reported operating revenues of Brazilian reais 1,010 million (€364 million), an increase of 13.6% in local currency compared to 2001; gross operating profit of Brazilian reais 422 million (€152 million), an increase of 12.2% in local currency compared to 2001; and operating income of Brazilian reais 192 million (€69 million), an increase of 3.8% in local currency compared to 2001.

Maxitel.    In November 2000, TIM, through Bitel Participaçoes, acquired from UGB Participaçoes S.A. and Vicunha S.A., respectively, 19.43% and 18.53% of the ordinary and preferred shares of Maxitel, the Brazilian mobile telephony operator licensee in the states of Minas Gerais, Sergipe and Bahia in which it already held a 58.7% interest (43.15% of ordinary share capital). The transaction involved a total investment of approximately U.S.$240 million.

In February 2002, TIM International, through its wholly owned subsidiary TIM Brasil S.A., acquired from the minority shareholders UGB Participaçoes S.A. and Vicunha S.A. the remaining 10% of Maxitel ordinary shares for the equivalent of €27 million by exercising a call option.

In 2002, Maxitel reported operating revenues of Brazilian reais 755 million (€273 million), an increase of 29.7% in local currency compared to 2001, due to an increase in traffic; gross operating profit of Brazilian reais 293 million (€106 million), an increase of 61.9% in local currency compared to 2001. Operating income was Brazilian reais 74 million (€27 million).

TIM Celular.    On February 13, 2001 TIM’s subsidiaries TIM Sao Paulo and TIM Celular Centro Sul acquired PCS licenses in Brazil respectively in the regions of São Paulo and in the Districto Federal, in the middle/west and south region. On March 13, 2001, TIM Rio Norte acquired PCS licenses in the Northern and in the Rio de Janeiro and Espirito Santo states. On October 18, 2002, the three companies launched GSM services. In December 2002, within the framework of the corporate reorganization process, TIM Sao Paulo merged the other two companies and, in January 2003, changed its name to TIM Celular.

The company operates mobile network services using GSM technology in the north of Brazil, in the middle/west and south region and in the states of São Paulo, Rio de Janeiro and Espirito Santo and in the Districto Federal.

At the end of 2002, TIM Celular had 293 thousand lines. In 2002, TIM Celular reported operating revenues of Brazilian reais 108 million (€39 million); a loss in gross operating profit of Brazilian reais 472 million (€170 million) compared to a loss of Brazilian reais 33 million in 2001; and an operating loss of Brazilian reais 521 million (€188 million) compared to a loss of Brazilian reais 34 million in 2001.

Perú

In March 2000, TIM Perù was awarded the third mobile PCS license in the country at a cost of US$180 million. The license has a duration of 20 years, is renewable, and provides for the supply of mobile telecommunications service on the 1900 MHZ frequency band. The license permits TIM Perú to request licenses for supplementary services, including basic and long distance telephone services. These licences were obtained in March 2001 and October 2001.

The Telecom Italia Group has elected to use GSM technology for its mobile services in Perú consistent with the development of a Latin American platform and GSM roaming worldwide.

In 2002, TIM Perú reported operating revenues of 308 million Nuevo Soles (€93 million), a loss in gross operating profit of 95 million Nuevo Soles (€29 million) and an operating loss of 201 million Nuevo Soles (€61 million) against an operating loss of 238 million Nuevo Soles (€76 million) in 2001.

Venezuela

In December 2000, TIM acquired a 56.6% stake in Corporacion Digitel S.A., a Venezuelan mobile operator. The amount paid for this acquisition was approximately US$363 million (of which approximately US$107 million was in the form of a capital increase and the balance was in the form of a share purchase). In December 2002, TIM International acquired a further 10% of Corporacion Digitel’s share capital for €32 million. Consequently, TIM group’s interest in Digitel increased to 66.56%. Corporacion Digitel was awarded a 900 MHZ 20-year renewable GSM license in January 1998 and is operating in the Venezuelan Central Region, which, including Caracas and other major cities, is the most important economic region of Venezuela, with 60% of the national GDP.

In 2002, Corporacion Digitel changed its network architecture with the choice of Nokia as a main supplier, updated its technologies for prepaid services and launched GPRS and MMS services. At the end of 2002 Corporacion Digitel’s market share was 15%.

In 2002, Corporacion Digitel reported: operating revenues of 260 billion Bolivares (€177 million), an increase of 50.2% in local currency against operating revenues of 173 billion Bolivares in 2001; gross operating profit of 51 billion Bolivares (€35 million) compared to 10 billion Bolivares in 2001; and an operating loss of 30 billion Bolivares (€20 million), an increase in loss of 40.1% compared to 2001.

As a consequence of the recent devaluation of the Venezuelan currency against the U.S.$, Corporacion Digitel’s 2002 operating loss was equal to approximately 120% of its share capital. According to Venezuelan law, this situation would cause the winding-up of the company unless the General Shareholders’ Meeting, while approving the financial statements, provides for a replenishment of the losses. Under Venezuelan law losses can be offset through direct contributions by shareholders, without increasing the company’s share capital. Any shareholder not contributing pro-rata to the replenishment of losses could lose its investment in Corporacion Digitel.

In order to avoid participating in the loss replenishment, as well as to avoid losing their investment, some minority shareholders have initiated legal actions against Corporacion Digitel and TIM International, including the request for issuance of cautionary injunctions aimed at preventing the approval and/or the implementation of the replenishment of losses.

Most of the aforesaid legal actions have been rejected by the competent courts, so that on June 6, 2003, Corporacion Digitel’s annual Shareholders’ Meeting finally approved—with the contrary vote of the minority shareholders present at the Meeting—the 2002 financial statements and a loss replenishment in an amount suitable to bring Corporacion Digitel out of the situation envisaged in the Venezuelan Civil Code as to losses and necessary remedies. TIM International contributed to such replenishment with a financial credit it had towards the same Corporacion Digitel, of U.S.$45 million.

Other investments held by TIM International

Czech Republic

The Telecom Italia Group holds a 7.16% interest in C-Mobil B.V., a company which owns a 60.76% interest in Radiomobil, a mobile telecommunications operator, which in March 1996 won a GSM license in the Czech Republic. As of December 31, 2002, the penetration rate in the Czech Republic had reached almost 85% and Radiomobil had approximately 3.5 million customers. Radiomobil had operating revenues of €705 million and net income of €88 million in 2002.

Turkey

In line with its expansion strategy in the Mediterranean Basin, in April 2000, the Telecom Italia Group was awarded a mobile GSM 1800 license in Turkey. This license was acquired, at a price of US$ 2,525 million, through a special consortium (49% owned by Telecom Italia and 51% by Is Bank, the leading private bank in Turkey, in compliance with restrictions imposed by local laws about foreign investments). The second license was awarded to the fixed network operator (Turk Telekom) at the same time, according to the terms of the bid.

In September 2000, the Telecom Italia Group and Is Bank formed Is TIM, that, under the brand name “Aria”, launched GSM services in March 21, 2001. According to the agreements with Is bank, TIM was responsible for the technical and commercial operation of Is TIM. In December 2000, 49% of Is TIM was transferred to TIM International B.V. (now TIM International N.V.)

At the end of 2002, Is TIM had a customer base of approximately 1.2 million lines and it reported operating revenues of 141,276 billion Turkish lire (€83 million) and an operating loss of 715,735 billion Turkish lire (€420 million). These results are due to the consequence of the difficulties faced by Is TIM in developing its mobile business, because of the Turkish regulatory scenario. In fact beginning with the award of the license, some measures which should have fostered effective competition and permitted a new entrant to compete against incumbent operators (roaming arrangements in particular), did not effectively take place. These measures are essential in the light of international experience to foster competition and pursuant to applicable legislation in Turkey. Is TIM and its shareholders made repeated and formal efforts to have the situation rectified but was “de facto” prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender.

From a financial standpoint, at the end of 2002 Telecom Italia, in conjunction with TIM, concluded that the competitive conditions which would permit TIM to earn a return of investment did not exist. Facing this situation Telecom Italia and TIM have completely written off their investment in Is TIM. The investment held in Is TIM was written down (extraordinary loss of €1,491 million) and a provision was added to the reserve for risk and charges related to Is TIM (€850 million) against the guarantees provided by the Telecom Italia Group to financial institutions and suppliers as creditors of Is TIM and the loans to Is TIM by the Telecom Italia Group.

On May 13, 2003 TIM International signed a Term Sheet with Turk Telekom (the fixed line operator) outlining a set of guidelines for the integration of Is TIM and Aycell (the 4th Turkish mobile operator wholly owned by Turk Telekom). The agreement aims at obtaining significant operating and financial synergies through the combination of the two companies. Both the two telecoms operators, TIM and Turk Telekom will hold 40% of the shares of the new entity respectively; the remaining 20% will be held by Is Bank. The closing of the operation is expected by the end of June 2003.

Other Countries

During 2002 TIM disposed of its mobile investments in Austria, France and Spain. In Austria, TIM International sold its 25% stake in Mobilkom Austria to Telekom Austria. The sale was completed on June 28, 2002. In France, Telecom Italia sold its 19.61% stake in BDT, the company controlling 55% of French mobile company Bouygues Telecom, to Bouygues S.A. The sale was completed in March 2002. In Spain, TIM International sold its 3.81% stake in Auna. See “—Significant Developments during 2002—Disposition and Acquisition of Certain Equity Investments”.

South America

All the activities conducted by the Latin American subsidiaries (whether controlled by Telecom Italia International or by TIM International) are currently coordinated by Latin America Operations (LAO) and are developed in accordance with the Telecom Italia Group’s overall strategic plan. LAO reports to the International Steering Committee, composed of the Chairman and CEO. Permanent invitations to the Steering Committee meetings are extended to those in charge of the Domestic Wireline and Mobile Business Units. Beginning February 2003, Latin America Operations reports directly to the CEO Carlo Buora for Wireline telecommunication, and to Marco De Benedetti for Mobile telecommunication.

As of December 31, 2002, LAO was organized as follows:

A description of the companies providing mobile services (TIM Brasil group, TIM Perù and Corporacion Digitel) is provided under “—Mobile—Companies Controlled by TIM International—Latin America”.

International Strategy in Latin America

The Telecom Italia Group’s international strategy in Latin America has the following objectives:

•	consolidate the Telecom Italia Group’s presence in mobile and in the fixed-mobile integrated business;

•	maximize return on investments and focus on sustainable growth;

•	invest in high-growth market segments, such as wireless, data and broadband, through the creation of a common GSM platform and through the launch of VAS services based on state-of-the-art technologies that provide synergies to the Telecom Italia Group;

•	enhance the value of shareholdings, maximizing efficiency and cash cost control particularly on legacy services;

•	strengthen its role of strategic partner in the current operations by increasing the transfer of the Telecom Italia Group’s technological expertise and marketing know-how; and

•	divest investments in the existing Latin American portfolio where the Telecom Italia Group does not have control, in non-core businesses or divest minority participations in non-strategic geographical markets.

Significant Developments During 2002

During 2002 the Telecom Italia Group, through its wholly owned subsidiary Telecom Italia International N.V. (the primary vehicle by which the Telecom Italia Group holds its international wireline and integrated mobile/fixed-line investments), continued pursuing its targets, supporting the growth of its majority owned subsidiaries and focusing on rationalization of other investments.

The following key transactions were finalized during 2002:

•	Telecom Italia Group sold part of its stake in Solpart Participacoes S.A. (indirect parent company of Brasil Telecom) to other shareholders reducing the Telecom Italia Group’s stake in ordinary share capital from 37.29% to 19.0%. As a result, the regulatory restrictions preventing the TIM group from launching a mobile telephone service based on GSM technology throughout Brazil were removed. Within the framework of this transaction, both parties have an option which can be exercised in the event certain conditions are met that will restore the previous shareholder positions; and

•	the Telecom Italia Group, as a result of the Nortel Inversora Shareholders’ Meeting on April 25 and September 13, 2002 which gave voting rights in the shareholders’ meeting to the preferred shareholders and the right to appoint their own representative on the Board of Directors, has reduced its voting percentage in the shareholders’ meeting to 33.89%. The percentage holding of ordinary share capital has remained unchanged at 50%, as well as the economic rights thereto.

Finally, as part of the plan to restructure debt, on February 12, 2003, Telecom Argentina and its subsidiaries Telecom Personal S.A. and Publicom S.A. announced the intention to launch an offer for a portion of its financial debt for cash and to effect a partial payment of the interest due. Having obtained any necessary authorizations, the offer started on April 16, 2003 and represents the beginning of the process for restructuring the Telecom Argentina group’s debt obligations.

In June 2003, Telecom Argentina and its subsidiaries Telecom Personal S.A. and Publicom S.A., pursuant to a tender offer, repurchased U.S.$292 million principal amount of their financial debt obligations at a price of U.S.$160.6 million (55% of the face value).

Latin America Companies Controlled by Telecom Italia International

Chile

Telecom Italia International has a 54.76% stake in Entel Chile. Entel Chile is the largest long distance international telecommunications operator in Chile and the second largest national telecommunications operator. Through its mobile and two PCS licenses, Entel Chile is the largest wireless telecommunications operator with nationwide coverage with almost 2.3 million subscribers at the end of 2002 (a 18% increase compared to 2001).

Despite weaker demand and the strong Chilean Peso’s volatility, the Entel Chile group reported consolidated operating revenues of approximately €1,223 million in 2002 (an increase of 12.3% in local currency compared to 2001), gross operating profit of €381 million in 2002 (an increase of 17% in local currency compared to 2001) and an operating income of €151 million in 2002 (an increase of 37.5% in local currency compared to 2001, due to the increase of wireless operations). Entel Chile has been fully consolidated with Telecom Italia since the first quarter of 2001.

In 2002, the Company focused its efforts on reducing costs and capital expenditures levels, implying lowered funding requirements and increased its cash generation, and on growing to profitable mobile business (the wireless subsidiary has improved its Return on Sales (ROS) level from 18% in 2001 to 25% in 2002).

During 2002 Entel Chile launched a WLL (Wireless Local Loop) business in the Chilean broadband market and long distance operations in Perù and Venezuela. At the end of August, Entel Chile reduced staff levels (468 employees of both staff and outsourced workers were laid off) which has affected the 2002 results with a provision of approximately €10 million.

In September 2002, Entel Chile group restructured its debt through the refinancing of a US$ 300 million syndicated loan at a rate of Libor + 0.875%, which is lower than the 1.25% implicit spread of the older loan. The loan has a 5 year term with a 3 year grace period.

Bolivia

Telecom Italia International holds indirectly a 50% stake in Entel Bolivia, the Bolivian national long distance and international telephony operator, which it acquired in 1995. Entel Bolivia is a leader in the mobile market and owns a license to provide CATV services. Local regulations established that until November 2001, when liberalization of the market began, long distance telecommunication services would be provided by Entel Bolivia under a monopoly system. In 2001 complete deregulation of the telecommunication market took place, carrier selection was introduced and local access, previously in the exclusive hands of cooperatives, was liberalized.

Due to the increasing competition in the wireline segment (6 long-distance operators), together with the strong impact attributable to the volatility of the Bolivian currency, operating revenues were approximately €186 million in 2002, a decrease of 4.5% in local currency compared to 2001. Mobile growth partially compensated for a decline in wireline revenues. The competition resulted in lower profitability and gross operating profit was €72 million in 2002 (down 10.3% in local currency compared to 2001), while operating income was €2 million in 2002 (a decrease of 83.5% in local currency compared to 2001).

As of December 31, 2002, Entel Bolivia had 462,000 mobile customers, up 26% compared to the end of 2001, reaching a market share of 52% (45% in 2001). Subscriber fixed-lines were 50,000 at December 31, 2002, a 6% decrease compared to the end of 2001. Internet clients were approximately 15,000 as of December 31, 2002 (an increase of 23% compared to the end of 2001).

Latin America Affiliated Companies

Nortel Inversora

The current interest of 50% the Telecom Italia Group holds in the Nortel ordinary share capital is the result of an initial share of 32.5% acquired in 1990 for approximately U.S.$33 million and an additional share of 17.5% acquired in August 1999 for approximately U.S.$265 million. Nortel currently owns 54.74% of Telecom Argentina, which until October 1999 operated the telecommunications network in the northern part of Argentina (including Buenos Aires) among others, fixed-line and mobile telecommunications operations, international services, data transmission services, value-added services and directories publishing. Since October 1999, the Argentinean market has been progressively liberalized, and as a consequence Telecom Argentina has expanded its operations to the entire national territory. In June 1999, Telecom Argentina also expanded its mobile telecommunications services, by acquiring new licenses in the PCS technology, for a total amount of U.S.$327 million.

At the end of 2002, Telecom Argentina had accumulated 3.3 million fixed-line network subscribers corresponding to a 45% market share. Its subsidiary Telecom Personal (including Nucleo) which is a leading company in the wireless segment, accumulated more than 2.7 million mobile customers (80% with prepaid cards), with a market share of 33% in Argentina. In the Internet sector, there were approximately 177,000 subscribers (147,000 access clients and 30,000 Broad Band clients with a market share of 19%).

As a result of the financial crisis in Argentina, Telecom Argentina has seen a decline in the number of fixed lines and a migration from postpaid lines to prepaid lines in the mobile segment. There has also been a strong traffic fall in both mobile and fixed telephony. The situation can largely be attributed to the economic crisis the country is presently undergoing.

Argentina’s economy is in its fourth straight year of recession. In January 2002, the Argentine government removed the peg of the Argentine peso to the U.S.$, resulting in a significant devaluation of the peso against the U.S.$ and against other major currencies. The Argentine government has also defaulted on the payment of its debt obligations. Whether companies doing business in Argentina will default on their obligations depends upon their own financial condition, and, in the case of U.S.$ obligations, continued access to the foreign exchange markets. The default by the Argentine government and its decision to devalue the currency have resulted in considerable uncertainty about the government’s political stability, its management of the economy and the current exchange rate regime. Economic activity declined 10.9% in 2002. The GDP per capita decreased from U.S.$7,458 to U.S.$ 2,700.

In February 2002, Telecom Argentina hired Morgan Stanley as financial advisor in order to explore the possibility of restructuring and consequently reducing its debt. The Company declared its financial default on April 2, 2002, and in 2002 has not made payments on its debt since then. In 2002, payment of interest was also frozen starting from June 24, 2002. Currently Telecom Argentina is working on the restructuring of the debt. In 2002, Telecom Argentina continued to implement a cost and investment optimization process in order to improve cash flow. The use of this strategy is expected to go on in future years.

In 2002, the Telecom Argentina group recorded consolidated operating revenues of Argentine Pesos 3,983 million (€1,127 million). The gross operating profit was Argentine Pesos 2,417 million (€684 million) and the operating income was Argentine Pesos 2 million (€1 million).

On April 22 and April 24, 2002 the Board of Telecom Internet and Telecom Argentina approved the merger of Telecom Internet with Telecom Argentina.

Internet and Media

The Internet and Media Business Unit consists of the SEAT group. As of December 31, 2002 the Business Unit was organized as follows:

The Telecom Italia Group operates in the Internet and publishing services sector through Seat Pagine Gialle S.p.A. Telecom Italia acquired control of Seat Pagine Gialle S.p.A. in 2000 pursuant to the SEAT/TIN.IT transaction. As of December 31, 2002 Telecom Italia holds, directly and indirectly, approximately 55% of Seat’s ordinary share capital.

Through the combination of SEAT and Tin.it in 2000 and a number of key acquisitions in 2000 and 2001 (Telegate, Consodata, Netcreations, Holding Media e Comunicazione, the former Cecchi Gori Communications), SEAT has evolved into a leading multiplatform directory and business information provider, targeting small and medium-sized enterprises.

SEAT Spin-off

On April 11, 2003, the Board of Directors of SEAT approved the proposed proportional spin-off of substantially all of the Directories, Directory Assistance and Business Information business segments into a newly incorporated company (“New SEAT”). The spin-off plan was unanimously approved by SEAT’s Board of Directors on April 11, 2003, and was approved by the SEAT extraordinary shareholders’ meeting held on May 9, 2003.

The spin-off plan contemplates the creation of two independent companies, each focused on its core businesses. It is SEAT’s management’s view that SEAT operates in two broad market sectors that have increasingly developed separate and distinct characteristics in terms of strategy, operations and competitive landscape. The first sector is that of targeted advertising and telephone services, in which SEAT operates through its Directories, Directory Assistance and Business Information segments, providing answers to queries via printed, online and telephone products and services.

The second sector is that of traditional advertising and the Internet, in which SEAT operates through its Internet, TV and other business segments, primarily providing access and content services. Both sectors present interesting development prospects (including broadband access and digital TV).

The strategic objective of the spin-off plan is to allow SEAT’s businesses in each of the two sectors to more rapidly respond to market developments and exploit market opportunities, with a more focused management and a resource allocation consistent with the development prospects of each business line.

The spin-off plan provides for the transfer to New SEAT of the following companies within the Directories, Directory Assistance and Business Information business segments of SEAT:

Directories:	Directory Italia Seat Pagine Gialle S.p.A. division, Annuari Italiani S.p.A., Euredit S.A., TDL group, Euro Directory S.A.

Directories Assistance:	Directories Assistance Seat Pagine Gialle division, Telegate group, Telegate Holding GmbH, IMR S.r.l.

Business Information:	Consodata S.A, Consodata group Ltd (including Netcreations Inc., Pan-Adress).

SEAT’s other companies and business segments will remain in SEAT, which, as noted above, will be known as Telecom Italia Media.

Effective as of the date of the Spin-off, the beneficiary company will be called SEAT Pagine Gialle S.p.A. The spin-off, subject to certain conditions of Italian law, is expected to become effective at the end of July 2003.

Potential Sale of Telecom Italia’s stake in New SEAT

On effectiveness of the spin-off, Telecom Italia will retain its current interest in the share capital of New SEAT and Telecom Italia Media.

On June 10, 2003 Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which will be received by the Telecom Italia Group after completion of the spin-off transaction creating New SEAT (including the shares resulting from the expected early exercise of the J.P.Morgan Chase put option). The parties agreed on a sale price of €0.598 per New SEAT ordinary share, representing an enterprise value of approximately €5.65 billion.

The completion of the sale will be subject to the proportional spin-off becoming effective, the admission to listing of New SEAT, that is expected to occur by the beginning of August, and the approval of the relevant anti-trust authorities. Telecom Italia will receive approximately €3.03 billion for its stake. The buyers will also assume the estimated €708 million of debt of New SEAT at the closing.

The transaction will allow New Telecom Italia to reduce its net financial debt by approximately €3.74 billion.

See also “Item 8. Financial Information—Condensed Consolidated Pro Forma Financial Data”.

Business

The Internet and Media Business Unit is responsible for the whole chain of value in the media sector, satisfying the public’s need for information and entertainment, and the communication requirements of the business sector, through the production of traditional products on paper, and innovative products through the media of Internet, the telephone and television.

The Telecom Italia Group is a leader in the field of telephone publishing and is the second largest telephone publishing group in the United Kingdom. Furthermore, in Italy, SEAT Pagine Gialle is the top company in the marketing of services and products for the office and is present in the television sector with La7 and MTV Italia.

SEAT’s business activities are currently organized in six business segments:

•	directories;

•	directory assistance;

•	Internet;

•	office products & services;

•	business information; and

•	television and other.

In the Internet sector, SEAT Pagine Gialle promotes the development of all internet services for residential customers and for small and medium-size companies: access, portals and web services. In Directory Assistance, the group handles the 89.24.24 Pronto Pagine Gialle 24-hours service in Italy.

Directories and Directory Assistance

SEAT’s principal revenue generating activity is the sale of advertising in the telephone directory products that it publishes. SEAT’s principal publishing products are business-to-business Yellow Page directories (PagineGialle® Lavoro), business-to-consumer Yellow Page directories (PagineGialle® Casa) and the White Pages (PagineBianche®).

SEAT also publishes business-to-business Yellow Page directories with regional coverage (Pagine Gialle Professional) and national subscriber-only business-to-business directories, segmented by industry (Annuario SEAT PG), provides an operator-assisted talking Yellow Pages directory service accessible 24 hours a day, 365 days a year (Pronto Pagine Gialle) and publishes city maps and information about local public services (Tutto Città) to be inserted into certain editions of the Yellow Pages.

SEAT also provides on-line directory Yellow Pages service (PagineGialle.it) and White Pages service (PagineBianche.it).

In October 2002, SEAT launched a new edition of PagineBianche® that replaces the traditional directories and contains the telephone numbers of the other operators’ customers.

SEAT also participates in the European telephone directory advertising and services market through shareholdings in:

•	TDL Infomedia, which is the second largest directories publisher in the United Kingdom, through Thomson Local Directories;

•	EURÉDIT, a French company, which publishes and distributes Europages; and

•	Telegate, the second largest operator of directory assistance services and vocal portal services in Germany, with operations in Italy, Spain and the United States became part of the directory assistance business unit.

Internet

SEAT offers a full range of Internet services, consisting of:

•	Internet access services;

•	portal services;

•	on-line advertising services; and

•	web services.

Internet Access Services.    Through Tin.it, SEAT provides Internet access services to residential, SOHO and SME Internet users. The small office/home office, or SOHO, market consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home. The small- and medium-sized enterprise, or SME, market consists of businesses having between 3 and 50 employees.

Tin.it offers two principal access subscription plans:

•	free access (tin.it Free); and

•	premium access (dial-up, ISDN and ADSL access).

At December 31, 2002, Tin.it’s subscriber base amounted to approximately 6.6 million registered users and 2.2 million active users (defined as users who connect to the Internet at least once every 45 days).

Million users	2002	2001
Registered users	6.6	5.0
Active users	2.2	1.8

During 2002, SEAT re-launched its Tin.it brand and completely reviewed the range of products, introducing, in particular, an ADSL connection based on usage. This innovation marked an increase in the customer base (Alice, ADSL of Telecom Italia, +Tin.it).

Portal Services.     SEAT provides portal services through Matrix, which operates the Virgilio portal.

Virgilio is a leading Italian portal, with approximately 5.3 billion web page views in 2002 and approximately 3.9 billion web page views for 2001, that caters to the Italian speaking community on the Internet. Management believes that Virgilio, which has been on-line since July 1996, is one of the most complete Italian portals. It contains a search engine and a websites index, and it centralizes services in various interest areas such as stock quotes, weather forecasts, TV guides, games, chats advertisements and shopping. In order to simplify the use of information, Virgilio offers personalized, interactive services that correspond to the requirements of individual customers.

In 2002, SEAT launched the pay version (Virgilio Più) on its Virgilio portal with services and exclusives contents for customers. The continued innovation of products is one of the most important basis for future evolution of Virgilio and it represented the primary focus for investment during 2002.

In particular, SEAT revised the range of text products proposed by the Virgilio portal. In detail, PG Net product, launched in July 2002, generated a more effective use of its search engine by offering outgoing priority and listing on the results of searches. In only a few months, almost 33 thousand on-line customers (22% of total clients) subscribed to this new product.

On-line Advertising Services. Matrix’s division Active Advertising is a leading on-line advertising agency in Italy and has arrangements with approximately 20 Italian websites to provide advertising services.

Web Services.     SEAT provides web services through Tin.It and Matrix’s division Matrix Communication.

Tin.It provides different packages, which enable SME and SOHO customers to establish a presence on the Internet or provide e-commerce services. In particular, Tin.It’s Easy and Village packages provide SME and SOHO customers with solutions to build an Internet site, to advertise the site with a pre-assembled banner advertising campaign and to establish and manage e-commerce capabilities on the Internet.

Matrix Communication provides a wide range of web services, including communication consultancy, website construction and maintenance, housing and hosting services and technical assistance.

Office Products & Services and Business Information.

Through SEAT’s control of Gruppo Buffetti S.p.A. (“Buffetti”), SEAT is a leading distributor of office products and business solutions in Italy. Through certain controlled companies (Consodata and Databank) it also offers direct marketing and database services.

During 2002, SEAT repositioned towards products with greater added value, with the introduction of print on demand and the digital signature and the development of software and the ADSL subscription plan.

Television and other.

•	SEAT provides television services through Holding Media e Comunicazione S.p.A. which holds the broadcasting licenses for La7 and MTV Italia.

La7 is providing news information on a 24-hour basis, and is currently interacting with the Internet Services business segment in order to provide on-line news information through the use of video-streaming technology. La7 started broadcasting under the new format on March 18, 2002.

MTV Italia is a television channel providing music programs on a 24-hour basis. The brand MTV is a well known brand in the music industry and in the television network business. MTV Italia started broadcasting its programs on May 1, 2001.

In 2002, the main activities were:

•	repositioning of the television broadcasting channel La7 with new programming and programs starting March 2002, and significant development of MTV Italia;

•	consolidation of geographical coverage and the percentage of the population served by the signal distribution network ;

•	agreement with Cairo Communication to collect advertising business with a guaranteed minimum on channel La7 with effect from 2003; and

•	collaboration with the Virgilio portal for news.

•	Through Giallo Professional Publishing, SEAT has interests in companies publishing specialized information in the hotel, restaurant and entertainment industry, in electronics, information technology and audiovisual communication and in ceramics, architecture and urban design sectors.

Information Technology Market

The Information Technology Market (ITM) Business Unit was created in early 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit by type of customer. The ITM Business Unit includes the Finsiel group and is responsible for the information technology activities of the Telecom Italia Group for local and central government entities, as well as for banks, insurance companies, manufacturers and service companies. This Business Unit is also the supplier of system integration and IT consulting to the Italian government and local government authorities. As of December 31, 2002, ITM was organized as follows:

In order to reflect the new strategic guidelines, the Business Unit’s internal structure has been subdivided in accordance with the following functions and provides services in the field of IT and related activities, including the design, management and maintenance of software and information products and services for each-area:

Main Subsidiaries

Finsiel S.p.A.

Finsiel is held 77.92% by the Company, 14.38% by the Bank of Italy and 7.70% by other shareholders.

Finsiel provides services in the field of information technology and related activities, including services for local and central government entities. In addition, Finsiel provides management consulting and services related to company automation. Finsiel is the leading Italian firm in the systems integration and information technology consulting market, and one of the largest European companies of this type. Finsiel is the principal supplier of systems integration and information technology consulting to the Italian government and local government authorities, typically under long term exclusive arrangements.

During 2002, Finsiel increasingly focused new offerings of customized web-based solutions.

Banksiel S.p.A.

Banksiel, held 55.5% by Finsiel, is part of the Finsiel group’s Finance sector operations. Italy’s top banking industry IT player, in 2002, gained one of the first important customers in the insurance field, the Cattolica Assicurazioni group.

Insiel S.p.A.

Insiel, held 52% by Finsiel S.p.A., provides services in the field of information technology and related activities for local government entities. During 2002, Insiel acquired new contracts in government and healthcare.

Tele Sistemi Ferroviari S.p.A. (TSF)

TSF, held 61% by Finsiel, is the ICT partner for the Ferrovie dello Stato group companies, for which it designs and develops both systems for passenger and freight transport, management and administration systems. TSF also offers e-ticketing and electronic fleet monitoring systems to local transport companies.

Information Technology Group

The Information Technology Group (“ITG”) Operating Activity is responsible for the information technology activities of the Telecom Italia Group and covers the entire range of information services. It is oriented towards increasing efficiency and quality of service activities directed at all the Business Units of the Telecom Italia Group.

The Operating Activity was established in early 2002, completing a plan to integrate various companies.

As of December 31, 2002, IT Telecom S.p.A., the main company of the ITG Operating Activity, was organized as follows:

In June 2002, Telecom Italia contributed its shares in Netsiel S.p.A. (68.65%), Telesoft S.p.A. (60%), Sodalia S.p.A. (100%) and Netikos S.p.A. (25%) to IT Telecom S.p.A. (a wholly owned subsidiary of the Company). IT Telecom also purchased the remaining stake of Netsiel S.p.A. (31.35%), Telesoft S.p.A. (40%) and Netikos S.p.A. (75%) from Finsiel S.p.A., through a capital contribution received from the Company.

On June 27, 2002, IT Telecom S.p.A. (100% owned by Telecom Italia) bought Olivetti’s 50% stake in Webegg S.p.A. The price paid by IT Telecom was €57.5 million and was agreed on the basis of independent evaluations carried out by KPMG Corporate Finance for Telecom Italia and IT Telecom and by UBM for Olivetti. Following this operation, Webegg is owned by IT Telecom (69.8%) and Finsiel (30.2%).

In December 2002, Netsiel, Saritel, Sodalia and Telesoft, 100% owned by IT Telecom S.p.A., were merged into IT Telecom. The merger was carried out to obtain more efficiency and effectiveness in the information technology services rendered to the Telecom Italia Group and to focus consistently on innovation, services and products.

As of December 31, 2002, the Information Technology Group Operating Activity also included the Netikos group, the Webegg group and the TILAB group (100% owned by the Company) and was organized as follows:

The Netikos group was created by the Company to meet the increasing needs of Internet and wireless services solutions, as one-stop-shop partner to different corporations and institutions.

The Webegg group is focused on spreading the use of internet by commercial entities. It is mainly a supplier of CRM systems and a software factory for several different customers, such as banks and insurance companies.

TILab was established in March 2001 to combine the Telecom Italia Group’s venture capital and innovation activities, the Centro Studi e Laboratori Telecomunicazioni S.p.A. (or CSELT) research laboratories in Turin and the Future Centre in Venice and the Consumer Lab in Rome. The Technology Observatory in San Francisco collaborates, on an exclusive basis, with TILab. Telecom Italia Lab was formed to enhance the Telecom Italia Group’s competitive position, promoting and managing innovation and by identifying and developing business opportunities. Telecom Italia Lab’s strongest assets are its rich and consolidated R&D activities, its ability to promote corporate venture capital activities in emerging technology and to identify internal research areas through the development of new ideas.

Pursuant to the 2002 Reorganization, the venture capital activities of TILab became part of a separate venture capital central function and TILab became part of the Information Technology Group.

The Group spent €269 million, €138 million and €121 million on research and development in 2000, 2001 and 2002 respectively. The Group also receives grants from research and development national and international programs.

The purposes of the Group’s research and development activities are mainly the development of innovative services and applications, to meet the increasing demand from the market. Some R&D activities are also devoted to support the manufacturing sector outside the Group.

Development of innovative services is pursued through both the introduction in the network infrastructure of new platforms and systems that enable the provision of a wide range of services, and the use of state-of-the-art information and communications technologies for the development of highly innovative applications, tested on selected customers’ sites. Such activities are mainly carried out by TILab, the corporate research center of the Group. TILab performs both strategic research and research specifically requested by Group Companies.

The following main operations and developments that occurred in 2002 were:

•	acquisition of the minority associates’ share of Loquendo;

•	the development of an Interactive TV service;

•	the support of the evolution on the XDSL services; and

•	restructuring of the partnership with SVP FUND, realized through the departure of the USA Ramius Capital group and reduction of the Capital Committed.

The management activity, focused in the field of research and development with collaborative projects together with Pirelli Lab, has involved:

•	the study of enabling techniques in the mobile and fixed sectors;

•	the definition of network design, planning and management tools;

•	the definition and testing of local access techniques;

•	the development of solutions, products and architectures suitable for silicon integration;

•	the development of modular products, obtained as software and capable of being turned into firmware for specific solutions or for hardware components; and

•	the implementation of the interactive TV service.

In 2002, TILab’s basic research involved different sectors within both fixed and mobile telecommunications, with reference to services, infrastructures and technology.

For Internet and mobile applications, it was oriented towards integrated application and technological solutions for the multimedia offering, to the definition of content access modes and management of broadband customers, to the implementation and assessment of advanced solutions for the user environment (terminals, home wiring, application platforms).

Activities in the field of switching and networking were aimed at developing IP networks, developing Content Delivery Network architectures for an efficient distribution of multimedia contents and defining IPv6 introduction strategies, also assessing their impact on networks and services. Particular attention was also devoted to Wireless LAN and to the corporate solutions for the PABXless Company. Within this context, new telephony solutions were also developed, using innovative solutions for packet network telephony.

Within the mobile network field, techniques for the efficient management of radio resources were developed, along with tools for assessing Quality of Service in different network and traffic situations. Research in the network intelligence field, which, though it does have implications on the fixed network as well, is currently more closely linked with the evolution of the mobile network, was oriented to the study and definition of the set of functionalities and architectures that constitute the enabling middleware for the new services.

Research on network infrastructures involved the urban and transport network, experimenting with new optical network architectures with automatic switching, as well as the access network, proposing innovative solutions based on copper and fiber optics connections. New operational and strategic planning tools were also developed for fixed networks, to allow the operator to carry out technical/economic evaluations of the various network development options.

As a result of the new policy within the Telecom Italia Group to exploit intellectual property, the research activities described above led, in 2002, to the filing of 45 patent applications, up about 13% over the previous year.

Other Telecom Italia Group Activities

Real Estate and General Services

The “Real Estate and General Services” Function provided an interface for the various corporate Functions/Business Units to satisfy the needs of the real estate and general services area. In particular, the activities performed by the Real Estate and General Services Function concerned planning of sites and locations of the Telecom Italia Group, the design and construction of civil works, the maintenance of the properties and technological plant, in addition to providing real estate and general services.

This Function operated through the internal structures of Telecom Italia – mainly for the activities conducted on behalf of the Telecom Italia Business Units/Functions—and through the subsidiary Emsa Servizi S.p.A., which, for the most part, geared its activities towards the other companies in the Telecom Italia Group.

In February 2003, the Real Estate and General Services Operating Activity was disbanded; its activities and resources were reassigned to other corporate functions of the Telecom Italia Group.

Foreign Holdings Corporate Function

In May 2002, the companies and business segments of the Telecom Italia Group which formerly reported to the International Operations (IOP) “Operating Activity” were transferred to Domestic Wireline and the Foreign Holdings Corporate Function, while all the companies based in Latin America are now coordinated by Latin America Operations (LAO).

The corporate function Foreign Holdings, operating under the corporate control structure, is responsible for the companies Telecom Italia International, 9Telecom group, the BBNed group, the Telekom Austria group, Telekom Srbija, Etec S.A., Netco Redes and the residual segment of the former IOP.

Foreign Holdings Corporate Function reports to the CEO, Mr. Carlo Buora, in order to strengthen the relationship with other Central Functions and, in particular, with Mergers & Acquisitions with whom Foreign Holdings Corporate Function will evaluate opportunities to reorganize or restructure participations held by Telecom Italia operating in the fixed and integrated fixed-mobile telecommunication business.

During the course of 2002 the Telecom Italia Group, through the wholly owned company Telecom Italia International N.V., continued to pursue its targets under the Business Plan, focusing on reorganizing and rationalizing its international presence. The principal corporate transactions which took place in 2002 were the following:

•	on August 1, 2002, the Telecom Italia Group finalized the sale of the investment in Auna and Multimedia Cable to Endesa, Union Fenosa and Banco Santander Central Hispano;

•	on August 26, 2002, the French group 9Telecom was sold to LDCom with the simultaneous purchase on the part of Telecom Italia International of a 7.22% stake in LDCom. At December 31, 2002, the stake was reduced to 6.99% after the company effected a reserved capital increase in November;

•	Telecom Italia International, following the agreement reached in June with OIAG, in the month of November, sold 75,000,000 Telekom Austria shares at a price of euro 7.45 per share, reducing its investment from 29.78% to 14.78%. Under such agreement, the sale of the remaining part of the shares held by the Telecom Italia Group can be initiated as from January 1, 2004;

•

on December 28, 2002, the Telecom Italia Group announced that it had reached an agreement for the sale of its 29% stake in Telekom Srbija to PTT Srbija (the local state owned partner). The agreement for the sale was finalized on February 20, 2003 and the closing is scheduled to take place by the end of

June. PTT will pay €195 million, €120 million of which will be paid by June 2003. The remaining amount will be paid in six semi-annual installments beginning January 2006. The shares disposed of shall be placed in escrow with an international bank until payment of the consideration is complete.

The Netherlands

BBNed, established in July 2000, is 97.56% owned by Telecom Italia International. BBNed is an alternative carrier in the Netherlands, providing broadband local access to ISPs and business clients. Its commercial operations are based on unbundled local loop and co-locations services acquired from the local incumbent operator. During 2002 the company finalized the roll out of a nationwide DSL network with 300 points of presence, and experienced a large growth in its portfolio and revenues. As of December 31, 2002 BBNed had 15,800 ADSL lines and €11.7 million of revenues, compared to 462 lines and €0.6 million revenues in 2001. In 2002 BBNed had a gross operating loss and an operating loss of €14.9 million and €21.7 million, respectively.

Cuba

Telecom Italia International has a 29.29% interest in Empresa Nacional de Telecomunicaciones de Cuba S.A. (“ETEC S.A.”), the exclusive operator for national and international wire telecommunications services in Cuba. In order to fulfill the long term objectives related to its license, ETEC S.A. increased the number of lines from 555,000 in 2001 to 646,000 in 2002 (an increase of 16%), while the digitalization rate rose to 76% from 69% reached in 2001. Further development of telecomunication infrastructure includes the near completed fiber optic national backbone, and capacity doubling of the ATM/Frame Relay Network. In 2002, ETEC S.A. focused on Internet and data transmission commercial development, achieving a 35% growth compared to revenues of 2001 (from approximately U.S.$10 million in 2001 to U.S.$13.4 million in 2002). In 2002, total operating revenues were U.S.$294 million compared with U.S.$281 million in 2001, an increase of 4.6%. Gross Operating profit increased from U.S.$185 million in 2001 to U.S.$202 million in 2002 (an increase of 9.2%) and operating income was U.S.$139 million compared with U.S.$137 million in 2001 (an increase of 1.5%). Net income was U.S.$132 million in 2002 compared to U.S.$137 million in 2001 (a decrease of 3.6%).

Telespazio

The Satellite Services Business Unit (consisting of the Telespazio group, which was sold in November 2002, and Telecom Italia’s Satellite Telecommunications business segment) was responsible for developing satellite communication systems for phone and data, radio and television broadcasting and earth-observation.

Telespazio (a wholly owned subsidiary of Telecom Italia) designed, developed and managed satellite telecommunications systems for a variety of commercial uses and managed such systems for the Telecom Italia Group, including the public network utilized by Telecom Italia.

Other Subsidiaries

Telecom Italia Finance S.A.

Under the reorganization of the Telecom Italia Group companies in Luxembourg, in October 2002, Sogerim S.A. was absorbed by its sole shareholder Softe S.A., and Huit II was absorbed by its sole shareholder TI Media S.A. On December 16, 2002, Softe S.A. incorporated TI Media S.A. and the new company was merged with TI WEB S.A., which, on the same date, changed its name to Telecom Italia Finance. All the rights and obligations of the merged companies are vested in Telecom Italia Finance.

Following the merger, TI Finance, a subsidiary of Telecom Italia, took over responsibility of the international treasury function operating in support of the financial needs of the foreign companies of the Telecom Italia Group, a task previously carried out by Softe.

The company ended the year 2002 with a loss of €85 million, due principally to write-downs of €80 million. The write-downs specifically refer to a €24 million mark-to-market adjustment of third-party bonds in the portfolio, a €56 million mark-to-market adjustment of investments and the adjustment of the investment in GLB Serviços Interativos S.A. (Globo.com) to the sale price.

Saiat S.p.A.

The company, held 100% by Telecom Italia, carried out support services for the Telecom Italia Group, in the financial area and in investment management.

In 2002, in particular, the company continued to provide services under the program for the securitization of the Telecom Italia Group trade accounts receivable. Under the Tiglio Project, the company sold its interest (99.42%) in TELIMM to MSMC Immobiliare and, as part of the reorganization of the Luxembourg companies of the Telecom Italia Group, sold its stakes in Softe (0.01%) and Sogerim (0.05%).

T.I. Learning Services S.p.A.

The company operates in the training sector with the aim of achieving a leadership position in the market of learning and knowledge management. Due to the technologies at its disposal and the experience gained in this field, the company is able to design complex and customized training systems that can be used by large numbers of people. Its product range includes more than 1,000 courses for continuous training, particularly on topics associated with ICT and Business Management.

At December 31, 2002, the conferral of the “Training” business segment of the Telecom Italia Group was completed, concluding the project to rationalize the companies of the Telecom Italia Group operating in the field of traditional and web-based training approved by the Board of Directors of Telecom Italia on December 18, 2001.

Other Investments

Multimedia Services

Stream, a wholly owned subsidiary of Telecom Italia, was formed in 1993 with the objective of establishing and promoting a wide range of multimedia services and applications for the Italian and other international markets.

On May 29, 1999, Telecom Italia, News Corporation, Cecchi Gori group and SDS (an Italian company that sells broadcast rights for the exploitation of Italian football games) signed an agreement to develop the second digital TV platform, pursuant to a memorandum of understanding signed by the parties on April 27, 1999. Following such agreement, on June 7, 1999 Telecom Italia sold 65% of Stream’s shares to News Corporation, Cecchi Gori group and SDS for a total of €67 million. On May 16, 1999, SDS and Stream signed an agreement for the cable broadcast by Stream of sports events for the 1999-2000, 2000-2001 and 2001-2002 seasons. Stream has an option to renew the agreement for an additional three-year term. Stream will pay SDS an annual fee of €124 million.

On April 18, 2000, Telecom Italia and News Corp agreed to acquire the stakes owned by Cecchi Gori and SDS in Stream. Through the above mentioned transaction Telecom Italia and News Corp increased their respective stakes in Stream to 50%. The total cost to Telecom Italia and News Corp was approximately €196 million.

In 2000, Stream acquired broadcasting rights, for new television channels and programs and for Italian and European soccer championships. Interactive and Internet applications were developed and in December 2000 an e-mail service via the television set was launched.

Stream’s main activities in 2001 were:

•	enhancing its offer packages by including the Calcio channel and three new theme-oriented channels (MT Channel, Stream Verde and Fox News);

•	the acquisition of the broadcasting rights for all the football matches of the UEFA Champions League for seasons 2001-2002 and 2002-2003, and the rights of Bologna Calcio starting from the season 2001-2002; and

•	creation of the “single decoder” a machine which allows the customer to purchase the subscription to both Stream and Stream’s main competitor, Telepiu’ without installing two separate decoders.

On October 1, 2002, Telecom Italia signed an agreement with the News Corporation group (“News”), partner of Telecom Italia in Stream, and Vivendi Universal (“Vivendi”), current shareholder of Tele+, in order to allow Stream to purchase Tele+ and to subsequently create a single Italian pay-TV company on one platform.

On April 30, 2003, following the approval by the competent authorities, the agreement with News Corporation announced in October 2002 was concluded. The new company arising from the integration between Stream and Tele+ has been named SKY ITALIA and Telecom Italia paid approximately €30 million for its share in the transaction. The company is held by Telecom Italia (19.9%) and News Corporation (80.1%).

Competition

Domestic Fixed-line and International Telecommunications Services

Pursuant to the Telecommunications Regulations, fixed-line public voice telephony services and the operation of the fixed-line network for the provision of such services was liberalized effective January 1, 1998. Until January 1, 1998, the Telecom Italia Group was the sole provider of fixed-line public voice telephony services, which consist of local, long distance and international telecommunications services, in Italy. In addition to fixed-line public voice telephony services, over the last five years there has been increasing liberalization of all other business areas in which the Telecom Italia Group operates. The operation of telecommunications infrastructure for the provision of all telecommunications services other than fixed-line public voice telephony services was opened to competition by the Telecommunications Regulations and the Maccanico Law during 1997. As a result of the complete liberalization of the market for telecommunications services, the Telecom Italia Group has faced increasingly significant competition since 1998 in the Italian domestic market, including competition from foreign telecommunications operators, particularly with respect to medium-sized and large business customers.

On December 31, 2002, the number of licenses for the provision of both fixed voice telephony service and building public telecommunications networks granted by the Ministry of Communications and the National Regulatory Authority was approximately 163. See “—Regulation”.

The Telecom Italia Group faces increasing competition in international and domestic telecommunications services from, among others Albacom and Wind, TISCALI and Tele2. International telecommunications services and long distance domestic services as well as mobile telecommunications services are the areas of its business which are attracting substantial competition, based mainly on pricing.

Since the beginning of 2001 there has been increased competitive pressure with respect to local calls.

Although increased competition (including the need to adjust tariffs in response to competition) has affected the Telecom Italia Group’s operations, management believes that it will be able to increase traffic and revenue from domestic telecommunications services as a result of (i) the introduction and continued growth of new telecommunications services (in particular, non-voice services), capitalizing on the Telecom Italia Group’s advanced fixed network, (ii) growth in traffic due to increased Internet and data usage, (iii) increased interconnect traffic as a result of the growth of other mobile telecommunications operators and alternative telecommunications operators in Italy, (iv) continued growth of the Telecom Italia Group’s mobile telecommunications businesses, (v) continued focus on customer service quality and marketing initiatives, and (vi) growth of the Italian economy. The Telecom Italia Group expects its revenue mix to continue to change for domestic fixed telecommunications due to regulatory and competitive reasons, and the new business opportunities driven by data and Internet services and broadband access. On voice services, the Telecom Italia Group will seek to implement a strategy based on greater efficiency for its internal structure and competitive offerings in its services portfolio aimed at reducing market share losses.

The legal framework for regulation in the telecommunications sector in Italy was completely transformed, as a consequence of the adoption of the Maccanico Law (effective August 1, 1997), the Presidential Decree No 318/97 (the “Telecommunications Act”) (effective September 22, 1997) and a series of Orders issued by the National Regulatory Authority (see “—Regulation”) which have been important to the Telecom Italia Group as it has faced increasing competition. To date the regulatory environment has been characterized by an intensive implementation process in order to complete liberalization. The trend continued in 2002 as additional steps were taken regarding tariff rebalancing, interconnection charges and the further signing of contracts to permit the unbundling of the local loop. See “—Regulation”.

Although management has taken steps over the last several years in response to increased competition, as management expected it has lost fixed-line telephony services market share, in particular, with respect to domestic fixed long distance traffic (including fixed to mobile traffic) and outgoing fixed-line international traffic. In 2001, revenues from fixed-line telecommunications services were primarily affected by increased competition due to the development of carrier selection operators. Any decline in market share is expected to be offset in part by increased interconnection revenues as new competitors utilize Telecom Italia’s domestic fixed-line network. Telecom Italia maintained its subscriber lines volume in 2002, as the unbundling of the local loop did not have a significant impact in this year.

With respect to domestic fixed traffic, as a result of increasing competition and to limit market share losses, in particular for long distance traffic, Telecom Italia introduced a number of innovative tariff and loyalty packages, (such as Teleconomy and ‘Ricomincio da te’). About 24% of Telecom Italia Group’s customer base has subscribed to a loyalty package.

The Telecom Italia Group’s overall strategy is to focus on pricing, customer service and loyalty, and new offers to achieve customer retention in order to stop or slow further losses in market share. For the year ended December 2002, Telecom Italia was able to maintain its market share on total traffic volumes compared to December 2001.

In the domestic wireline telecommunications services market, the Telecom Italia Group is also continuing to pursue the new opportunities offered by the Internet (about 850,000 broadband access lines at the end of 2002) and data services that have offset, in part, the continuing decline in voice revenues.

The Telecom Italia Group believes it is in the best position to capture the potential benefits to be derived from E-value. The Telecom Italia Group intends to develop broadband networks in order to offer customers more bandwidth and convergent services.

Mobile Telecommunications Services

The Italian Mobile Market.    The mobile telephone market continued to grow in Italy in 2002, but at a slower pace (7% in 2002 compared to 21% in 2001 and 40% in 2000). By December 31, 2002, the number of cellular phone lines reached 54.8 million, corresponding to a penetration rate of around 95% of the population.

After several year of strong growth, the demand growth curve has reached its inflexion point and the remaining potential market will be smaller than the one already acquired. In addition, the increasing saturation means that new customers to be acquired are likely to result in lower revenues per customer as has been the case in recent years. Competition for mobile telecommunications services remained strong in 2002. Consequently TIM’s strategy has been focused on strengthening its leadership through innovative offers, CRM actions, quality performance, reinforcement of the core voice business and marketing VAS.

By the end of 2002, TIM was the leading Italian operator with a market share of 46.1%. Vodafone Omnitel had 34.6%, while Wind obtained 15.7%. The remainder (3.6%) was held by Blu, the fourth operator that was acquired by TIM, with its customers transferred to Wind.

The Regulatory Framework

In a scenario of increasing liberalization, the decisions taken by the National Regulatory Authority have greater impact. The most significant measures taken by the National Regulatory Authority were the designation of TIM and Omnitel as providers with considerable market strength in terms of cellular service, interconnection, the definition of new pricing scheduled for fixed-to-mobile communications, and the introduction of mobile number portability.

TIM’s role in the New Economy.    The opportunities offered by new technologies will accelerate the Information and Communication Technology (ICT) convergence process, linking the two currently fastest growing businesses: mobile communications and the Internet. TIM’s strategic choice with respect to this convergence is the open model. TIM will not focus on Internet content but, rather, it will create alliances with the best content producers in order to provide its customers with the most innovative and the widest range of opportunities, while guaranteeing customers transaction security through TIM’s authentication center. This is the context in which the strategic partnership with SEAT and agreement with YAHOO Europe in May 2000 operates.

Traditional Business and Value Added Services.    The development of new advanced services will necessarily lead to changes in TIM’s revenue structure. Value Added Services have and will continue to account for a rising proportion of revenues compared to those generated by voice traffic. TIM’s growth will be increasingly dependent on its ability to develop data traffic and innovative services.

Technological development in data transmission (GPRS, UMTS) and platforms (MMS) will generate new business models based on the capability of offering information, entertainment and advertising through mobile phones and of executing an increasing number of complete commercial and banking transactions.

This means the mobile economy will play a fundamental role in the new economy as a whole, and it is one of the segments with the highest potential growth rates and profitability.

TIM will seek out commercial synergies with web-oriented companies in the market, which will increasingly demand mobile services (information and media, on-line banking and trading, geographic positioning information system). A further objective will be the consummation of partnerships with prime content and service providers to develop m-commerce.

REGULATION

Overview

The legal framework for the regulation of the telecommunications sector in Italy has been extensively revised in recent years. This revision includes the liberalization of all telecommunications services including the provision of fixed-line public voice telephony services and the operation of networks to support the provision of such services, which were opened to competition as of January 1, 1998. Most importantly, the legal framework for regulation of the telecommunications sector in Italy has been completely transformed through the formation of the National Regulatory Authority in accordance with the Maccanico Law, which implemented the Framework Law, and the adoption of the Telecommunications Regulations by the Italian Government pursuant to Law No. 650 of December 23, 1996 (“Law 650”) and Law No. 189 of July 1, 1997 (“Law 189”) to implement a number of EU directives in the telecommunications sector, the general objective of which was to create a framework for a fully competitive telecommunications market. Effective August 1, 1997, the former Ministry of Posts and Telecommunications changed its name to the Ministry of Communications pursuant to the Maccanico Law. The Telecommunications Regulations (Presidential Decree no. 318 of September 19, 1997) became effective on October 7, 1997, and have been implemented by specific regulations. The Framework Law in general aimed at:

•	ensuring the improvement of competition and efficiency in the telecommunications sector;

•	establishing adequate quality standards;

•	ensuring access to telecommunications services in a homogeneous manner throughout Italy;

•	defining a clear and transparent tariff system based on the “price cap” method which, pursuant to the Maccanico Law, applied to the Telecom Italia Group’s fixed public voice telephony services for up to two years starting on August 1, 1997. The National Regulatory Authority applied the price cap to Telecom Italia fixed public voice telephony from August 1, 1999 to December 31, 2002; and

•	protecting consumers’ and users’ interests.

The Telecommunications Regulations completed the liberalization of the provision of all telecommunications services and the operation of all telecommunications networks in Italy, effective from October 7, 1997, except for the provision of fixed public voice telephony services and the operation of telecommunications networks to support provision of such services, which were liberalized as of January 1, 1998. Restrictions on other operators providing telecommunications services, other than fixed-line public voice telephony services and the operation of telecommunications networks, had been lifted by several previous measures, including the National Telecommunications Plan referred to in a Ministerial Decree of April 6, 1990 (the “NT Plan”), Law Decree No. 55 of February 11, 1997 (satellite communications) and Law Decree No. 103 of March 17, 1995 (“Decree 103”) and its implementing decrees and regulations (data communications, voice telecommunications for closed user groups and Value Added Services).

The Telecommunications Regulations contain provisions concerning:

•	the granting of general authorizations or individual licenses to provide telecommunications services;

•	universal service obligations and the mechanism for funding the net cost of such obligations;

•	access deficit contributions;

•	special obligations imposed on operators having significant market power, including the determination of interconnection charges using principles of cost orientation;

•	numbering, carrier selection and number portability;

•	rights of way; and

•	the essential requirements that must be complied with in the provision of services and when interconnecting with public telecommunications networks.

The National Regulatory Authority has established detailed regulations governing the telecommunications sector and has monitored their application, while the Ministry of Communications retained the responsibility for defining telecommunications policy in Italy. See “—The Telecommunications Regulations and Implementing Regulations”.

The activities of Telecom Italia and TIM were subject to the terms and conditions of their public operating concessions (the “Public Concessions”) which were the basis under which telecommunication services were provided by Telecom Italia and TIM prior to adoption of the Telecommunications Regulations. The Public Concessions were expected to be made consistent with the new regulatory framework by January 1, 1999, as required by the Telecommunications Regulations but the National Regulatory Authority only started the procedures to achieve such amendments at the end of December 1999. See “—Public Concessions”.

Since January 2001 Telecom Italia has been operating pursuant to a license (Order 820/00/Cons). See “—The Telecommunications Regulations and Implementing Regulations—Authorizations and Licensing”.

Other significant telecommunications measures include Ministry of Communications decrees, Presidential decrees and other regulations as well as orders of the National Regulatory Authority issued since its formation.

A new regulatory framework will be introduced in Italy by the incorporation of recently adopted EC Directives, the “Framework directive” together with three others on “Access”, “Authorization” and “Universal Service” (the “Data Protection” directive will be implemented separately). The new rules will be included in the national regulatory framework by July 24, 2003. In this connection, Law No. 166 of August 1, 2002 gave the Government a mandate to implement the new directives, and to adopt a code of legal and regulatory measures in the field of telecommunications. Furthermore, the European Commission published Recommendations on important product and services markets in electronic communications, as well as Guidelines for market analysis and the evaluation of significant market power.

The National Regulatory Authority and the Maccanico Law

The National Regulatory Authority consists of a President that has been appointed by the Italian Government through a Presidential decree, a Committee for Infrastructures and Networks, a Committee for Products and Services and the Council. Each of the Committees’ members is selected by the Italian Parliament (four by the Senate and four by the Chamber of Deputies) and appointed through a Presidential decree. Each of the Committees and the Council is responsible for establishing regulations for their specific areas.

The Committee for Infrastructures and Networks is responsible for, among other things, allocating radio frequencies relating to telecommunications services; defining objective and transparent criteria for establishing tariffs for interconnection and network access; regulating relationships among telecommunications companies; settling disputes regarding interconnection; and defining the scope of the universal service obligation and the operators subject to it, together with criteria for calculating and sharing its costs.

The Committee for Products and Services is responsible for, among other things, regulating product quality and conformity with EU directives governing the relationship between companies controlling fixed or mobile telecommunications networks and telecommunications service providers.

The Council is responsible for adopting regulations establishing criteria for issuing licenses for the telecommunications sector and for TV and radio activities (including cable and satellite broadcasting).

The Framework Law provides that the National Regulatory Authority shall cooperate with the Italian Government and the Parliament, advising and assisting them in several areas:

•	preparation of regulations in the telecommunications field;

•	preparation of drafts for renewal of and amendments to concessions, authorizations, and program contracts (contratti di programma), which are usually multi-year agreements between the relevant Ministry and the concession holders concerning quality of service and tariffs;

•	supervision of the procedures and requirements for adopting general authorizations and issuing individual licenses, with reference to matters such as network access and interconnection conditions;

•	establishment of the criteria to be followed by operators in determining tariffs;

•	monitoring operators to ensure their compliance with such tariff criteria;

•	issuance of directives aimed at ensuring accounting separation between different activities carried out by the same operator;

•	monitoring of the performance of services to ensure compliance with contracts and qualitative levels of service;

•	issuance of directives regarding quality of services;

•	examination of complaints filed by users and customers in relation to quality of services and the level of tariffs;

•	control of steps taken by operators to ensure equal treatment of their customers and verifying periodically the quality of the service provided; and

•	control of operators’ compliance with the general principles issued by the Italian Government and the National Regulatory Authority in relation to public services.

The National Regulatory Authority has been operational since June 1998.

The National Regulatory Authority has investigative powers, as well as the authority to impose sanctions on operators who do not comply with their directives and resolutions. In addition, the National Regulatory Authority is entitled to propose to the Ministry of Communications the revocation and/or suspension of general authorizations and individual licenses in the event of repeated violations by the holder. The Maccanico Law also permits the National Regulatory Authority to limit access to networks for security reasons.

The Telecommunications Regulations and Implementing Regulations

The principal provisions contained in the Telecommunications Regulations, which affect the provision of telecommunications services by the Telecom Italia Group and its competitors in Italy relate to:

•	authorizations and licensing;

•	universal service obligations;

•	obligations imposed on operators having significant market power, in particular with respect to interconnection agreements and accounting policies;

•	numbering (carrier selection, preselection, and number portability);

•	rights of way;

•	alignment of Public Concession to the new regulatory framework;

•	assignment of UMTS licenses; and

•	introduction of new broadband services (ADSL and XDSL).

Authorizations and Licensing

The Ministry of Communications has the power to grant individual authorizations and licenses.

The Telecommunications Regulations distinguish between a regime of general authorizations, under which operators meeting pre-established conditions determined by the Ministry of Communications may provide telecommunications services or operate telecommunications networks within the scope of such authorizations without individual licenses for the provision of telecommunications services and the operation of telecommunications networks. Operators are required to obtain individual licenses from the Ministry of Communications to provide telecommunications services or operate telecommunications networks not covered by a general authorization. An individual license is required for:

•	provision of fixed public voice telephony services;

•	mobile and personal communications services;

•	creation and operation of public telecommunications networks;

•	when specific obligations are to be imposed or limited resources such as frequency bandwidths have to be allocated.

The number of individual licenses can be restricted only to the extent required to ensure the efficient use of radio frequencies or until sufficient additional numbers are made available. The procedures for granting such licenses must be based on objective, non-discriminatory criteria. Mobile and personal communications licenses will be required to permit the provision of services using different technologies and cannot include unjustified technical restrictions.

The Ministry of Communications Decree of November 25, 1997, concerning the issue of individual licenses and general authorizations in the telecommunications sector, pursuant to the Telecommunications Regulations (“License Decree”) imposes specific obligations on operators in accordance with the scope of their individual licenses. Moreover, on dominant operators, and thus on the companies of the Telecom Italia Group, additional obligations are imposed such as:

•	non-discriminatory and cost-oriented interconnection offering;

•	publication of a standard list of interconnection tariffs;

•	offering of special accesses to the network (i.e., access at network termination points other than the standard ones);

•	accounting separation between the interconnection offering and other activities carried out by the operator;

•	carrier selection and number portability (see also “—Special Status of Operators Having Significant Market Power” and “—Numbering”); and

•	carrier selection should be considered both as “easy access” and “equal access”.

The Ministry of Communications issued, on February 5, 1998, a decree regarding fees to be paid by authorized and licensed operators, specifying the fees the latter will have to pay to refund the relevant administrative costs incurred by the National Regulatory Authority and the fees for the assignment of frequencies and numbering resources.

Telecom Italia (but not TIM) has been operating under a license regime since January 2001.

Presidential Decree No. 211 of August 1, 2002 changed the period of individual licenses in the TLC sector from 15 to 20 years (with an extension also for those already issued).

Universal Service Obligations

Under the Telecommunications Regulations, the universal service obligations include the provision of fixed-line public voice telephony service, publication of telephone directories and provision of subscriber information services, public payphones, free emergency call services and special services for disabled or disadvantaged people. To date Telecom Italia is the only operator subject to the universal service obligations, although similar obligations could be imposed on other operators. In such an event such other operators will be required to provide all or part of the services included in the universal service obligations on all or part of the national territory, under reasonable and non-discriminatory conditions. The net costs for the provision of the universal service is calculated on a long run forward-looking incremental cost basis. The telecommunications operators providing fixed-line public voice telephony service or mobile and personal communications services are required, under certain circumstances, to contribute to such costs.

In compliance with Ministry Communication Decree of March 10, 1998, Telecom Italia submits yearly (by March 31 of each year) to the National Regulatory Authority the evaluation of its net cost of the universal service. The National Regulatory Authority determines if the net cost represents an unfair burden on Telecom Italia and, in that case, appoints an independent Advisor to audit the cost evaluation. Before July 1 of each year, the National Regulatory Authority determines the final evaluation of the net cost, taking into account any indirect benefits, and informs the Ministry of Communications of the amounts due from each operator called to contribute.

By July 15 of each year, the Ministry of Communications publishes the amount due by the operators obliged to finance universal service, which has to be paid by August 15th . Telecom Italia, as the operator required to provide the universal service, receives payment from the Ministry of Communications on September 15 of the same year.

In accordance with the Telecommunication Regulations, Telecom Italia submitted the net cost of providing universal service for the first time for the year 1998. The National Regulatory Authority concluded that for 1998 the costs of such service were not an unfair burden for Telecom Italia. The National Regulatory Authority appointed an independent Advisor to audit the 1999 net costs submitted by Telecom Italia. On August 1, 2000, the National Regulatory Authority recognized a net cost for the provision of the universal service in the year 1999 of €62.4 million. The operators obliged to contribute to finance such net cost were: (a) Telecom Italia (57.1%); (b) TIM (28.1%); (c) Omnitel (13.8%), and (d) Infostrada (1%).

With Order 8/00/CIR Telecom Italia was requested to provide an assessment on the net cost foreseen for the year 2001, together with information regarding areas and customers estimated as not profitable, in order to allow the National Regulatory Authority to launch a public consultation aimed at determining the guidelines for the provision of the universal service on a competitive basis. On January 31, 2001, pursuant to the same Order, Telecom Italia filed its evaluation for the year 2001. On July 12, 2001, the National Regulatory Authority opened a public consultation in order to assess the possibility of using a bidding procedure for the assignment to operators, other than Telecom Italia, of all or part of the obligations relating to the universal service. The outcome of the consultation was published on January 17, 2002. No decision has been taken by the National Regulatory Authority.

In connection with the net cost for the year 2000 submitted by Telecom Italia, the National Regulatory Authority recognized a net cost of € 58.9 million, of which Telecom Italia contributes 48.3%. Other Operators obliged to contribute to finance such net cost are: TIM (31.4%); Omnitel (18.9%), and Infostrada (1.4%).

Regarding the net cost of 1999 and 2000, reimbursements have not yet been paid to Telecom Italia by the other operators, as some of them have filed a claim in the Administrative Court.

With respect to 1999, on January 27, 2002 the Administrative Court issued a decision in favor of the Other Local Operators, based only on procedural matters. Consequently, the procedure for the evaluation of the net cost for 1999 was re-opened by the National Regulatory Authority. With Order 5/03/CIR the National Regulatory Authority issued a final decision confirming its Order 8/00/CIR.

Decision from the Court on costs of 2000 is still pending.

In December 2001, the National Regulatory Authority published rules designed to grant to low income and to disabled customers certain reductions of the monthly rental fee for voice telephony services.

In 2002, Telecom Italia was confirmed as the operator with the obligation to supply the Universal Service under the conditions laid down in the regulations.

The National Regulatory Authority approved the net cost sustained by Telecom Italia to provide the Universal Service in 2001 of €40.52 million, to which Telecom Italia itself is to contribute 42.68% (euro 17.29 million), the remaining cost being funded by Other Local Operators (OLOs) (TIM, Vodafone, WIND, Infostrada).

Special Status of Operators Having Significant Market Power

Under the Telecommunications Regulations, telecommunications operators operating fixed-line or mobile networks, or offering fixed public voice telephony services, leased lines or international circuits, are subject to special obligations with respect to interconnection and accounting policies if they have Significant Market Power (SMP). An operator is presumed to have Significant Market Power if its share of the relevant market is greater than 25%, although the National Regulatory Authority may determine that an operator having a market share greater than 25% does not have Significant Market Power, in view of the operator’s ability to influence market conditions and its access to financial resources, or that an operator with a market share lower than 25% does have such power.

Starting from July 2003, with the introduction of the new European Framework, criteria for the identification of Significant Market Power will change: the European Commission, with its Recommendation C(2003)497, identifies 18 separate markets; the National Regulatory Authority will have to carry out a separate Market Analysis in each market, in order to identify:

•	the level of competition in each market;

•	the need to indicate one or more operator as having Significant Market Power;

•	the appropriate remedies, i.e. the rules to apply, if the case, to grant a correct competition.

In April 1998, Telecom Italia was identified as an operator having Significant Market Power in the markets of fixed telecommunications networks, fixed-line public voice telephony services, leased lines and interconnection services. Telecom Italia is the sole operator identified as having Significant Market Power for the above-mentioned markets. In April 1998, TIM was identified as having Significant Market Power in the market of mobile telecommunications services. See “—EU Telecommunications Law—The 1999 Review”.

With order 197/99 the National Regulatory Authority in September 1999 also determined that TIM and Omnitel had Significant Market Power for mobile telecommunications services and for domestic interconnections. The National Regulatory Authority reviews and evaluates Significant Market Power operators every year. In 2001, the National Regulatory Authority started a market analysis to identify the operators with Significant Market Power in the year 2000. In addition, on August 7, 2002, the National Regulatory Authority started a procedure to identify telecommunications organizations with Significant Market Power for 2001.

The Antitrust Authority concluded its inquiry with the aim of identifying the operators with Significant Market Power in the Internet access market (Resolution No. 219/02/CONS sent to Telecom on July 31, 2002) and the SMP 2000 inquiry (Resolution No. 350/02/CONS).

Significant Market Power Internet

In its approval of the measure granting equal status to Internet Service Providers (ISP) and OLOs (Law No. 59/2002), Parliament ruled that, within two months of the law coming into effect (by June 26, 2002), the National Regulatory Authority would update the list of operators with Significant Market Power in the Internet access market.

In Resolution No. 132/02/CONS of April 24, 2002, the National Regulatory Authority commenced the inquiry by conducting a public consultation with the aim of “Updating the list of operators with significant market power on the Internet access market [..]” which concluded with Resolution No. 219/02/CONS. This resolution identified Telecom Italia and Wind as operators with Significant Market Power in the market of calls terminating on the Internet using dial-up technology, and also identified Telecom Italia alone in the final market of switched Internet access services from the fixed network. The Resolution, which became effective immediately, referred to Presidential Decree No. 318/97 for the remedies (publication of interconnection price lists, separate accounting, cost orientation, etc.) which the two operators are bound to respect.

Significant Market Power 2000

In Resolution No. 350/02/CONS the National Regulatory Authority confirmed for the year 2000 that the following operators have Significant Market Power:

1)	Telecom Italia in the markets of public fixed telephone networks and services, leased line systems, and the national interconnection market;

2)	TIM in the markets of public mobile and national interconnection communications systems (termination);

3)	Vodafone Omnitel in the markets of public mobile and national interconnection communications systems (termination).

As far as the named operators are concerned, this special status automatically imposed a series of extra legal obligations over and above those which all telecommunications operators are normally expected to fulfill: cost orientation of interconnection prices (and also of retail/leased lines for Telecom Italia), transparency, non-discrimination, and, only for Telecom Italia, separate accounting.

Telecom Italia was designated as an operator with Significant Market Power in the interconnection market, despite having reduced its market share in 2000 to approximately 11% (based on revenues).

Significant Market Power 2001

An inquiry was begun by the National Regulatory Authority on August 7, 2002. An official decision was taken on May 7, 2003, but the text has not been published yet. From a press release by the National Regulatory Authority, we understand that the decision will confirm Telecom Italia as having SMP in the market of fixed network services, as well as TIM and Vodafone Omnitel in the mobile market.

The National Regulatory Authority intends to carry out the market analyses, under the new European regulatory framework by December 2003. In order to do this, the National Regulatory Authority intends to separate the most important markets according to current laws (Presidential Decree No. 318/97 and Law No. 59/02) into the 18 markets identified by the recommendation of the European Commission, and to entrust a large part of the above-mentioned analyses to external consultants.

The National Regulatory Authority will adopt the resolutions designating the operators with Significant Market Power for years 2003 onwards, and establish suitable regulatory measures for 2004.

Finally, on March 20, 2002 the National Regulatory Authority began an inquiry into Enel/Wind to verify whether, according to Article 9, sub-section 2 of Presidential Decree No. 318/97, it is necessary to adopt separate accounting directives with regard to Wind, and to impose restrictions ex ante regarding the use of infrastructures associated with special and exclusive rights, including access to information about the users of electricity.

Interconnection.    Telecommunications operators providing fixed-line public voice telephony services, mobile telecommunications services or leased line systems and having Significant Market Power are required to negotiate and enter into interconnection agreements at the request of other operators wishing to provide telecommunications services, to apply non- discriminatory terms and to communicate copies of their interconnection agreements to the National Regulatory Authority. Public fixed network operators and leased line service providers having Significant Market Power are required to publish a Reference Interconnection Offer (RIO). As required by EU Directive 96/19, Telecom Italia published its first RIO on July 1, 1997. Such list was subject to approval by the National Regulatory Authority. The Ministry of Communications Decree of April 23, 1998, published on June 10, 1998, pertaining to the interconnection agreements (“Interconnection Agreements Decree”) also provides specific implementing rules to be applied to interconnection agreements to be executed by telecommunications operators having a significant market power and providing fixed public voice telephony services, mobile telecommunications services or leased lines systems. Such rules deal with, among other things, nondiscriminatory and transparent practices, economic offering conditions (based on actual costs, including a reasonable return on investments), accounting separation and the content of the RIO to be published by the above mentioned operators, except those operating mobile networks. The economic conditions included in the RIO must range between the minimum and maximum thresholds fixed by the Recommendation of the European Commission C(98)50, with interconnection tariffs exceeding the maximum thresholds requiring justification by the concerned operators.

On July 15, 1999, Telecom Italia submitted a new cost based RIO. Prices proposed were consistent with the thresholds fixed by the Recommendation of European Commission 98/511/CE (Best Practice 1999). With Order 1/00/CIR of February 2000 the National Regulatory Authority established some modifications to be introduced in Telecom Italia’s RIO 1999, including the retroactive effect from January 1, 1999 for interconnection prices. In the same Order the National Regulatory Authority fixed terms and a deadline for publication of the Reference Interconnection Offer 2000 As a result, on April 3, 2000, Telecom Italia published the RIO 2000, which was evaluated by National Regulatory Authority in Order 10/00/CIR published on November 2, 2000.

Consequently, on April 9, 2001, Telecom Italia published a revised RIO for the year 2000, consistent with the new order, which increased the number of interconnection services (i.e., access to non-geographical numbers for dial-up Internet) and defines service level agreements.

In Resolution 13/01/CIR Telecom Italia was authorized not to insert the economic conditions for the routing of international traffic of other operators towards the United States, Canada, Switzerland, Norway and the member states of the European Community.

On September 7, 2001 Telecom Italia published the RIO 2001 for interconnection and unbundling of the local loop services. In the RIO 2001 there was a change from historical to current cost accounting methodology for interconnection traffic services, whereas local loop unbundling services are to be evaluated at historical costs. The RIO was evaluated in the Order 4/02/CIR of March 1, 2002.

In compliance with the rules laid down in Resolution No. 4/02/CIR, Telecom Italia re-published on April 3, 2002 the Reference Offer for 2001 which contains technical and economic conditions for supplying the interconnection services for local loop unbundling. The new RIO include generalized reductions on the prices of services provided to interconnected operators.

With regard to direct calls to Internet, Order No. 25/01/CIR established that Telecom Italia should introduce the new flat-rate interconnection rate known as “FRIACO” (the licensed operators pay a fixed charge instead of an amount based on the minutes of interconnection). On March 12, 2002, the National Regulatory Authority issued Resolution No. 5/02/CIR, approving Telecom Italia’s flat interconnection rate, but reducing the prices proposed by the Company.

According to Law 59 of April 8, 2002, Internet Service Providers also have the right to be granted the same economic conditions applicable to the other licensed operators according to the RIO. With Order 9/02/CIR of July, 18, 2002 the National Regulatory Authority defined the criteria of application to ISPs of the economic conditions of RIO, in compliance with the Law 59.

On April 18, 2002 Telecom Italia published the RIO 2002 for Interconnection and Unbundling 2002. The offer was successively integrated with Partial Circuits and FRIACO services (April 30, 2002), with PVC (Permanent Virtual Channel) ADSL and HDSL services (June 14, 2002), and with billing services (July 4, 2002).

With Order 2/03/CIR of February 27, 2003, the National Regulatory Authority asked Telecom Italia to integrate the RIO with other services (e.g. interconnection links at 34 and 155 mbps rates) and to modify the economic conditions of traffic conveyance services (origination, termination and transit) and other services such as number portability and Partial Circuits. Consequently, TI published a new RIO 2002 on March 27, 2003.

On the same date of Order 2/03/CIR, the National Regulatory Authority published Order 3/03/CIR, which (on the basis of the previous Order 152/02/CONS) introduces a “network cap”, a mechanism for defining in advance the rules for pricing RIO services according to the RPI (Retail Price Index) and productivity factors; the network cap applies for the period 2003-2006. The Order 152/02/CONS established also non discrimination criteria in interconnection and wholesale market between Telecom Italia and the other licensed operators: a) same conditions to other licensed operators as applied to its retail units; b) further obligations of accounting separation; c) functional separation between network and retail units; and d) price squeeze tests for retail offers.

In compliance with Order 3/03/CIR, Telecom Italia submitted the RIO 2003 on April 11, 2003, which is currently under evaluation by the National Regulatory Authority.

Local Loop Unbundling.    With Order 2/00/CIR issued on March 16, 2000 the National Regulatory Authority published the general guidelines regarding the services that must be offered by Telecom Italia on an unbundled basis: twisted copper pairs; fiber optics; access extension (lines between switches), and digital transmission channels (i.e., digital circuits between the local office of Telecom Italia and the operator’s point of presence) and the related economic pricing criteria, based on fully distributed historical costs. The Order allows other operators to have direct access to end users by leasing the network components from Telecom Italia (full unbundling) as well as leasing only the high bandwidth (shared access).

Telecom Italia appealed this Order to the Tribunale Amministativo Regionale del Lazio (TAR Lazio), in particular with respect to the inclusion of fiber optic in the mandatory offer and the costing criteria. On May 12, 2000, Telecom Italia put forward a Reference Offer for Local Loop Unbundling, for approval by the National Regulatory Authority. The National Regulatory Authority finally issued Orders 13/00/CIR and 14/00/CIR, respectively on December 30, 2000 and In January 2001. The former regards the technical and procedural aspects of the provisioning of local loop unbundling and co-location. The latter sets the rates for the unbundled services.

Telecom Italia published a revised Offer for 2000 on January, 31, 2001.

During 2001, in line with the suggestions made by the National Regulatory Authority, special areas were made available in exchanges to accommodate other operators with the aim of unbundling local loops. At December 31, 2001 Telecom Italia handed over equipped technological areas to operators in 748 exchanges. In addition, following Resolution No. 24/01/CIR, on December 12, 2001, Telecom Italia presented its rate plan to the National Regulatory Authority for shared access and sub loop (shared access to the local network and access to line boxes).

On April 18, 2002 Telecom Italia published the Reference Offer of Local Loop Unbundling for 2002, with price reductions for copper pair. On March 2002 around 17,400 unbundled lines were in place, 27 licensed operators requested co-location, 1,043 local switches for co-location were requested by licensed operators and 919 sites were ready for co-location.

On June 24, 2002, Telecom Italia presented the National Regulatory Authority with a “Virtual Unbundling” offer, which offers carrier preselection, inclusive of the payment for the unbundling charge wherever it is temporarily impossible to offer co-location. On September 16, 2002, following a number of meetings with the National Regulatory Authority, Telecom Italia further reduced the price of some unbundling services:

a)	shared access: the monthly subscription rate was reduced from euro 4.34 to euro 2.80; the activation charge was reduced from euro 94.36 to euro 81.00;

b)	full unbundling: the monthly subscription rate for the ADSL pair was reduced from euro 12.60 to euro 11.10;

c)	the fee for qualification of the ADSL pair was reduced from euro 39.51 to euro 10.37.

On February 27, 2003, with Order 2/03/CIR, the National Regulatory Authority approved Telecom Italia’s Reference Offer for 2002 (OR 2002), after hearing the opinions expressed by the Antitrust Authority and the European Commission, and after Telecom Italia’s submission to the National Regulatory Authority of its regulatory accounting for 2001, which took place on December 20, 2002.

Order No. 02/03/CIR confirms the monthly rental fees of LLU and sets a reduction of activation fees. As regards co-location services, the Order asked the application of internal Telecom Italia costs (approximately-40%) to the square-meter costs for co-location paid by OLOs. Furthermore the integration of the Offer with the coming services is required.

As regards RO 2003, Order 3/03/CIR of February, 27 2003, asked Telecom Italia to set the monthly rental fee on the basis of the following criteria: a) the best European tariff, b) the anticipation of efficiency on operational costs, c) the non discrimination principle and d) on the basis of the cost structure of access network assets.

Mobile termination rate.    According to the GSM Concessions of December 1994, mobile network operators were responsible for fixing tariffs for calls originated on the fixed network and terminated on mobile networks. Such regulatory framework has been modified by DPR 318/97 establishing, as a new principle, that the originating operator is responsible for fixing the retail tariff. This principle has been reaffirmed by the National Regulatory Authority with Order no. 85/98. Since issuing this order the Regulator has started an assessment of termination rates charged by mobile network operators and with Order 338/99 it set 19.0 eurocents/min, the maximum average termination price. The National Regulatory Authority has deemed it necessary to issue new regulations and on February 5, 2003 issued Order n. 47/03 setting new maximum values for the termination rates applied by mobile operators (TIM and Vodafone Omnitel) for calls originated on third networks. The ceilings for mobile termination charges will be 14.95 eurocents/min, as from June 1, 2003. For 2004 and 2005 the National Regulatory Authority has provided a mechanism (so called network cap) for the planned reduction of termination costs of fixed-mobile which will be introduced along with the improvements and fine-tuning of the regulatory accounting system based on incremental costs and the review of the obligations following the implementation of the new European regulatory framework. The National Regulatory Authority believes that, within this framework, a planned reduction of a maximum of 10% per year minus inflation in 2004/2005 would be reasonable.

Accounting Policies.    Operators having Significant Market Power are required to have an accounting system showing their costs in a transparent manner. Upon request, such operators must provide the National Regulatory Authority with a description of their cost accounting system to verify compliance with the provisions of the Telecommunications Regulations. Moreover, operators of fixed public networks and mobile networks and providers of fixed public voice telephony services, mobile telecommunications services and leased line services with significant market power must keep a separate accounting system distinguishing between the activities related to the building and operation of public telecommunications networks, the activities related to the provision of telecommunication services, the interconnection offering and the universal service provision.

The National Regulatory Authority chose KPMG as the independent Advisor for the auditing of the accounting separation Reports. In accordance with the Telecommunication Regulations, on September 4, 2000 Telecom Italia submitted the Regulatory Accounting Reports for the year ended December 31, 1999 to the National Regulatory Authority. On September 14, 2001 the Regulatory Accounting Reports for the year ended December 31, 2000 were also submitted to the National Regulatory Authority.

Due to a delay in the appointment of the independent advisor, the results of the audit on 1999 and reports were published only on November 6 , 2002 with Order 337/02/CONS. The results of audit on 2000 Reports were published in March 2003 with the Order 48/03/CONS. .

On June 17, 2002, the National Regulatory Authority issued Order 152/02 CONS which requires Telecom Italia to provide more detailed accounting reports on a current cost basis (fully allocated costs); the cost basis previously adopted was the historical one. In compliance with Order 152/02 CONS on December 2002 Telecom submitted the regulatory accounting Reports of year 2001 the auditing of which is in progress. During 2001 the National Regulatory Authority issued an order which raised the allowed return on capital employed—WACC (weighted average cost of capital) for regulatory purposes from 12.5% to 13.5% before taxes.

TIM cost accounting policy

According to Order 197/99 TIM and Vodafone Omnitel have been notified as a Significant Market Power operator in the national interconnection market and must provide a cost oriented fixed-mobile termination rate.

On the basis of Order 338/99 TIM was required to implement cost accounting report in order to calculate a fixed-mobile termination rate. In accordance with Order 340/00, in 2001 TIM produced a cost accounting system based on Fully Allocated Historical Cost Data for the year 1999 (positive certification was issued by the advisor of the National Regulatory Authority at the end 2002). It also introduced an accounting system based on a FAC-CC model (Fully Allocated Cost on a Current Cost basis), as an intermediate step towards the adoption of long-run incremental costs to determine the fixed –mobile rates. In December 2001 the National Regulatory Authority adopted Order n. 485/01 requiring the SMP operators to prepare historical accounts for the year 2000.

With the recent Order no. 399/02, the National Regulatory Authority requested both historical cost data and Current Cost data for the year 2001. It also required a Long run incremental cost orientation for the year 2002 as the last step for cost orientation.

Numbering

In accordance with the Telecommunications Regulations and by the issuance of various Order 3 the National Regulatory Authority issued regulations related to Number Portability and Carrier Preselection as described below.

Number Portability (“NP”)

Since February 2000, following the National Regulatory Authority Order 4/99/CIR and 7/00/CIR, which is consistent with EU Directive 98/61/CE, Service Provider Portability (SPP) in fixed networks was introduced, including non-geographic numbers (Premium Rates, Freephone Numbers, Splitting Charges).

Service Provider Portability allows an end user to retain his number independent of the organization providing service, in the case of geographic numbers at a specific location (same Local Area) and in the case of other than geographic numbers at any location. Implementation of SPP is related to negotiations and technical implementation timing among operators. Telecom Italia upgraded its network and operational systems to be in a position to offer NP consistent with the requirements of the regulations. NP for non-geographic numbers started in May 2000. NP for geographic numbers is planned to develop along with unbundling of the local loop.

Number portability for mobile services was established during 2001 and commenced in April 2002.

On March 28, 2002, the National Regulatory Authority issued Order 7/02/CIR: by November 30, 2002 the National Regulatory Authority will determine the price of Mobile Number Portability (“per number costs”) which shall be equal to the one-off price that the operator receiving the customer/recipient must pay to the operator giving the customer/donor the price. Mobile Number Portability will apply starting January 1, 2003. “Per cost number” will not be higher than the price applied to fixed-line services as established by Order 10/00/CIR at €10.02. In January 2003, The National Regulatory Authority issued a new Order (13/02/CIR) setting a cap price for the portability charge. This charge can not be higher than the price established for Number Portability between fixed operators.

Carrier Preselection.    Carrier selection (call by call) has been operational since the end of 1998 for long distance (national and international) and fixed mobile calls. Carrier selection for local calls has been available since January 2000.

Since February 2000, in accordance with Order 3/99/CIR and 4/00/CIR, which introduced new obligations for the provision of Carrier Preselection (i.e., timing, minimum daily number of user activations), customers can make inter-district, international calls and calls to mobile networks using a pre-selected carrier as an alternative to Telecom Italia, without dialing the identifying code required. Since July 2000 customers have also been able to make local calls (within the same district) with a pre-selected operator.

Rights of Way

The Telecommunications Regulations prohibit public authorities from discriminating in the granting of rights of way for the installation of public telecommunications infrastructures. The National Regulatory Authority and the local public authorities can promote the sharing of such structures and rights of way. If the access to such rights of way cannot be granted to a new operator, the National Regulatory Authority and the local public authorities can allow the access to existing infrastructure. The parties involved agree on the commercial terms of the sharing of the existing infrastructure.

Decree Law No. 198 of September 4, 2002 establishes fundamental principles with regard to the installation and alteration of TLC infrastructures that are regarded as strategic, and fixes precise terms for the issue of authorizations, abrogating the procedure of environmental impact assessment (VIA) and limiting the financial responsibility of companies to expenses associated with installation operations, digging and occupation of public property. Law No. 166 of August 1, 2002, also defined the new standards relating to the installation, access and sharing of multi-service cables and of cable ducts that need to be built following construction and maintenance work on civil works.

Public Concessions

The Telecommunications Regulations provided that by January 1, 1999, the Public Concessions were to be modified to make them consistent with the new regulatory framework, on the initiative of the National Regulatory Authority, with the aim of bringing the Public Concessions into line with the Telecommunications Regulations. All special or exclusive rights held by Telecom Italia under the former monopoly system, and not compatible with the introduction of competition, were to be considered abolished.

The National Regulatory Authority opened an inquiry on December 15, 1999 with the aim of bringing the Public Concessions into line with the new regulatory framework, modifying the content of the Public Concessions and eliminating the special and exclusive rights and obligations which were in conflict with the Telecommunications Regulations, such as approval by the Ministry of Communications of the long term and technical plans of Telecom Italia, the installation and operating of public telephone facilities in specific areas of the country, and the development of services in small centers.

At the end of its inquiry the National Regulatory Authority issued three individual licenses and a general authorization to Telecom Italia—formally notified on January 19, 2001:

•	An individual license for the installation and provision of public telecommunications networks, and for the provision to the public of voice telephone services (modification of the concessions and associated agreements formerly granted to SIP, Iritel and Italcable).

•	An individual license for the installation and operation of a network of coastal stations with the aim of providing mobile maritime services via Inmarsat satellite (modification of the concession and associated agreement formerly granted to Iritel).

•	An individual license for the plant and operation of radio-electric boarder stations, and the supply of mobile maritime services and mobile services via satellite through Inmarsat terminals (modification of the concession and associated agreement formerly granted to Sirm).

•	Authorization for the supply of satellite network and communications services (modification of the concession and associated agreement formerly belonging to Telespazio).

Each individual license included a list of specific charges, drawn up on the basis of the indications given by the ministerial Decree of November 25, 1997, containing “Provisions for the issue of individual licences in the telecommunications sector”.

The licenses and authorizations issued to Telecom Italia have the same expiry date as the Public Concessions (2012, according to Article 14 of Law No. 359/92, containing “Urgent measures for the rehabilitation of public finances”).

Pursuant to Law No. 448 of December 23, 1998, a new fee was instituted from January 1, 1999 to take the place of the license fee payable under the previous regulatory regime. The amount of the operating fee is based on a sliding scale (2.5% for 2001, 2.0% for 2002 and 1.5% for 2003). The Ministerial Decree of March 21, 2000 established that the fee should only be applied to revenues from installation activities and the supply of public telecommunications networks, local telephone service and mobile and personal service.

Under its Public Concession, Telecom Italia had the right to provide all mobile public telecommunications services, regardless of the technologies used. These rights were transferred to TIM as a consequence of the TIM Demerger. In accordance with the Presidential Decree No. 211 of August 1, 2002, the duration of TIM’s GSM concession is 20 years, commencing on February 1, 1995 (before such decree the duration was 15 years).

The Telecommunications Regulations provided that by January 1, 1999, the existing GSM concessions (Omnitel also was granted a GSM concession) were to be modified to make them consistent with the new regulatory framework. In March 2001 the GSM concessions were transformed into individual licenses.

TIM is also a holder of an individual license for radio mobile analogical (TACS) public service, for radio mobile paging public service and for the installation of their relative networks. The term of validity for the license corresponds to that of the original concession (2012 with a further five year extension according to the Order n. 286 issued by the National Regulatory Authority on September 25, 2002.

Licensed Operators

In December 2002, the number of licenses for the provision of both fixed voice telephony service and building public telecommunications networks and for mobile and satellite services granted by the Ministry of Communications and the National Regulatory Authority was about 209.

In the segment of mobile telecommunications services, one license was granted to the third national mobile operator (DCS-1800, GSM) Wind, which started on March 1, 1999, and another license (only for DCS-1800) was granted to the fourth national operator BLU, which started on May 16, 2000. Wind is the sole Italian telecommunications operator that was granted both a mobile and a fixed license at the time it started its operations. Fixed licenses have also been awarded to TIM (February 2001) and Omnitel. Mobile telecommunications services based on the DSC-1800 technology are also provided by the two GSM operators, TIM and Omnitel.

The Italian government awarded five UMTS licenses in Italy in December 2000. TIM, together with Omnitel S.p.A. (now Vodafone Omnitel N.V.), WIND S.p.A., Andala S.p.A. (now H3G S.p.A.) and IPSE S.p.A., were awarded licenses to provide the third generation mobile services. TIM committed to pay €2,417 million for its license, with €2,066 million paid in December 2000 and €117 million paid in November 2001 and November 2002. The remaining €117 million will be paid during 2003.

In 2002, Blu, the fourth operator, was acquired by TIM, with its customers transferred to Wind.

On August 1, 2002, TIM was granted individual licenses for the point multi-point system (Wireless Local Loop) on a frequency band of 27.5-29.5 GHz and a width of 112 MHz.

In accordance with Presidential Decree No. 211 of August 1, 2002, the duration of all individual licenses is now 20 years starting January 1, 2002 (before such decree the duration was 15 years). Transition towards the third generation will be gradual with an extensive launch of the service expected in 2004.

XDSL/ATM Broadband

In December 1999, Telecom Italia received temporary authorization from the National Regulatory Authority for the wholesale offering of ADSL/ATM access service to Other Licensed Operators and Internet Service Providers. In February 2000, Telecom Italia started the “always on” retail offering for fast internet access. The ADSL 640 wholesale offer has been partially modified by the National Regulatory Authority with order 217/00/CONS issued in April 2000. In February 2001, the National Regulatory Authority approved the Permanent Virtual Circuit (ADSL up to 2 Mbit/s and HDSL up to 155 Mbit/s technologies) offer as presented by Telecom Italia and authorized Telecom Italia to offer XDSL retail services branded as RING and FULL BUSINESS COMPANY from April 2001. At the end of 2002, ADSL 640 and XDSL wholesale services were available for about 70% of total lines; this percentage is expected to be 80% at the end of 2003. At the end of April 2003, the service is available in 1,300 towns.

Tariff and Pricing Policy

Overview

Telecom Italia operates in both domestic and international markets. Its pricing policy is established in accordance with existing regulations for Regulated Services, and in accordance with market and competitive factors.

Fixed Network.     Management believes that it is essential for Telecom Italia to have the flexibility to price its telecommunications services selectively in order to counter increased competition.

With Order 171/99 the National Regulatory Authority described the rules to be applied by Telecom Italia in setting the tariffs for the services offered. The Agency distinguished two kinds of tariffs. The first required prior approval by the Agency and applied to:

•	services under a price-cap obligation (RPI-X): the “X” is differentiated according to different levels of competition in the provision of the various telecommunications services (such as installation, connection charge, local voice calls, long distance voice calls, international voice calls);

•	services under cost-orientation and accounting separation obligations: Interconnection, Special Access and Leased Lines, due to the Significant Market Power of Telecom Italia in the provision of these services; and

•	services to be kept “affordable”, on the basis of the regulation concerning the universal service obligation.

The second category of tariffs required only a prior communication to the National Regulatory Authority itself and applied to so-called value added services for which a high level of competition exists.

Mobile Network.     GSM prices are established autonomously by each of the GSM Operators, taking into account, among other factors, structure and levels of prices/tariffs for interchangeable services (analog mobile services and basic telephony services) and the policies of the main European operators, subject only to the obligation to give the Ministry of Communications or the National Regulatory Authority, as applicable, 30 days’ notice of changes in prices. Since June 1998, subscribers’ TACS traffic fees were liberalized, so that TIM can modify all TACS prices according to its own strategy (but such fees may not be set lower than those for GSM).

Regulation of Tariffs and Pricing

On July 28, 1999, the National Regulatory Authority introduced the price cap mechanism to promote productivity and efficiency for Telecom Italia through December 31, 2002. The price cap mechanism related to:

•	rental and connection charges;

•	local charges;

•	trunk charges; and

•	international charges.

The Order stated that, on a yearly basis for three years (until December 2002), the reduction of overall customer expenditure had to be less than or equal to RPI + 4.5%. In the same Order, the National Regulatory Authority introduced specific subcaps on rental fees (RPI + 1%), local calls (RPI + 0%) and overall expenditure of residential customer (RPI-2.5%).

Following the EU Commission infringement procedure against Italy concerning the rebalancing of voice telephony tariffs (subscription fees, and charges for local, inter-district and international calls), on December 11, 2000, the National Regulatory Authority issued Order 847/00/CONS revising the price cap formulas in effect for rental and installation fees, and charges for local, national and international calls. For the period from January 2001 through December 2002, the price caps in effect were as follows:

General price cap (installation fees; monthly rentals, local, national and international call charges)	RPI	-4.5%
Sub-price cap on overall expenditures of residential users	RPI	-2.5%
Sub-price cap on installation fees and monthly rentals	RPI	+6%
Sub-price cap on local call charges	RPI	+0%

The change compared to the previous price cap formulas was an increase from RPI + 1% to RPI + 6% in the sub-price cap on installation fees and monthly rental charges.

The general effect of the new price cap formulas for 2001 provided for an increase of up to 8.5% in Telecom Italia’s access service charges (i.e., subscription fee) and a reduction of 9.8% in Telecom Italia’s traffic charges.

Tariffs set on the foregoing basis are proposed directly by the operator to the National Regulatory Authority and, to the extent the National Regulatory Authority does not object within 30 days (reduced from 90 days), the tariffs will be considered to have been approved.

Prices for all other services (other than universal services) provided by Telecom Italia may be established without the approval of the National Regulatory Authority. Management believes that the ability to price each service (other than universal services) selectively is important to Telecom Italia’s competitive position.

The National Regulatory Authority on August 5, 2002, launched a public consultation on the possible renewal of the Price Cap Mechanism. From the results of this consultation, it is known that all interested parties are in favor of a reduced control of prices.

Telecom Italia believes the National Regulatory Authority agrees with the introduction of a Safeguard Cap: a mechanism more flexible than Price Cap, which should prevent Telecom Italia from raising its average price: this does not forbid a small raise of a single price, provided that reduction in other prices grant that the average increase is zero (or lower).

However, with Order 152/02/CONS, the National Regulatory Authority introduced another mechanism to control prices, based on price tests. Telecom Italia’s offers must undergo two tests:

•	Test 1 (costs): prices must be higher than the underlying costs of Telecom Italia. The purpose of Test 1 is to avoid dumping;

•	Test 2 (replicability): offers must be higher than the underlying costs of an efficient alternative Operator, including a predefined mark-up. The purpose of Test 2 is to ensure that other operators are able to compete with Telecom Italia.

In some case, it may happen that a specific offer lies between the range of variation of the two tests: in this case, the National Regulatory Authority will perform a specific analysis taking into account also existing offers by alternative operators (which may sell services at a level lower than the one identified by test 2).

Pricing Policy and Telecom Italia’s Tariffs

Tariff Rebalancing.    Telecom Italia commenced rebalancing in 1991 with further adjustments approved by the Ministry of Communications in 1993, 1994, 1996, 1997 and 1998, and by the National Regulatory Authority in 1999, 2000, 2001 and 2002. The adjustments have progressively rebalanced Telecom Italia’s tariffs to align them more closely to underlying costs, taking into account demand for its services, particularly with respect to international calls, and inflation. As a consequence, subscription fees have been raised, while the relationship between tariffs for local and domestic long distance calls has gradually been narrowed to a current ratio of approximately 1:1.8 for reduced rate calls and 1:3.6 for standard rate calls.

These tariff adjustments caused subscribers’ costs to remain unchanged in real terms in 1995, and decreased in real terms by 2.6%, 3.4%, 1.6% and 3.8% in 1996, 1997, 1998 and 1999, respectively; they decreased in real terms by 4.5% in 2000, 2001 and 2002, respectively.

These decreases should be compared to inflation rates as set forth in the table below

	Year ended December 31,
	1995	1996	1997	1998	1999	2000	2001	2002
	(%)
Inflation Rate	5.4	4.0	1.9	2.0	1.7	2.5	2.7	2.5

Rebalancing has been accompanied by a simplified tariff structure which has reduced the number of tariff schemes, and clarification of the price of the services being offered to customers. For example, in the case of domestic fixed public voice telephony services, during the year 2001 the local tariffs were extended to all trunk calls within the same area code, while for trunk calls between different area codes (long distance domestic calls) a weekend price was introduced, and the number of zones based on distance was reduced from three to two. During 2002, the following tariff changes were introduced:

From February 1, 2002:

–	monthly fee for residential customers: increase of +6.3%;

–	30 minutes per month of free local calls for residential customers (which brought an average overall reduction of local calls of about -8%);

–	reduction of the off-peak tariff for trunk calls (for all customers) to the level of weekend tariff (average overall reduction of about -5%).

From July 1, 2002:

–	monthly fee for business customers: increase of +4%;

–	monthly fee for residential customers: increase of +6.9%;

–	30 minutes per month of free local calls also for business customers (which brought a further average overall reduction of local calls of about -3%);

–	15 minutes per month of free trunk calls for residential customers (which brought an average overall reduction of local calls of about -9.5%);

–	changes in the structure of international tariffs: tariffs are now different (for some countries) if the called party is a fixed or a mobile customer (this does not take in account international roaming). The average spend does not change.

From December 30, 2002:

–	international zones are reduced from 7 to 6; the overall reduction in prices is about 5.6%.

Following the EU Commission infringement procedure against Italy concerning the rebalancing of voice telephony tariffs (subscription fees, and charges for local, inter district and international calls), on December 11, 2000, the National Regulatory Authority issued Order 847/00/CONS revising the price cap formulas in effect for rental and installation fees, and charges for local, national and international calls. For the period from January 2001 through December 2002 the level of monthly rental sub cap was established at RPI+6% by the National Regulatory Authority’s Regulation 847/00/CONS.

With Order 469/01/CONS of December 19, 2001 the National Regulatory Authority established for 2002 the same level of monthly rental sub cap as that of 2001 (RPI+6%). On May 20, 2002 Telecom Italia notified the National Regulatory Authority of the final tariff changes relating to rebalancing, to be applied from July 1, 2002. Monthly rental for residential customers increased from € 11.36 to € 12.14.

Additional tariff rebalancing has been in effect since February 1, 2002. Residential basic subscriber charges were increased by 6.3% (from €10.69 to €11.36 a month, net of VAT) while the weekend rate (€0.02582 per minute plus the unit charge when the call is answered and VAT) was extended from 6.30 p.m. to 8 a.m. on weekdays and from midnight until midnight on Saturday, Sunday and public holidays for all local and long-distance calls.

On December 6, 1999, the National Regulatory Authority published Order No. 338/99, on fixed-to-mobile call prices: with this Order new and lower prices became effective on February 17, 2000 taking into account the reduction of termination charges and Telecom Italia retention. In 2001, the National Regulatory Authority concluded the proceedings on interconnection between fixed and mobile networks, begun in 2000, stating that TIM had observed the termination tariff for calls originating from the fixed network indicated in Order 338/99.

In 2001, the National Regulatory Authority published Order No. 485/01 CONS entitled “Guidelines for the regulatory accounting of operators with Significant Market Power” and Order 486/01 CONS that opens a public consultation on introduction of calculation methods for the maximum termination prices (price cap), as applied by operators with Significant Market Power.

The new charging regime provides for tariff levels which vary according to the type of originating calls from Telecom Italia’s fixed network (from Residential users, from Business customers, from public Payphones) and according to the called mobile network (Omnitel, TIM, WIND) and are independent from the type of subscription of the mobile customers (Family, Business).

For international traffic, the current rate structure continues to be optimized to correspond more closely with the type and volume of traffic and the evolution of competition in various geographic areas. Volume discounts and discounts based on the calling destination have been offered to business customers under the most recently implemented tariff structure.

For ISDN and telecommunications services provided through INs, tariffs will evolve in line with those for traditional telecommunications traffic, but are expected to involve specific tariff packages to stimulate growth.

Within the framework of the price cap mechanism and in observance of Resolution No. 847/00/CONS of December 11, 2000, the adjustments of February 1, July 1, and December 30, 2002 became effective and further reduced telephone expenses for residential and business customers. The adjustment of the monthly subscription charges was accompanied by further price reductions for local, out-of-district and international calls.

EU Telecommunications Law and Regulation

Italy is a member of the EU and, as such, is required to implement the directives issued by the EU. Although directives must be incorporated into domestic legislation to be fully effective, a directive or certain provisions of a directive may take effect automatically in a Member State on the prescribed deadline if it is sufficiently clear and specific, even if it is not formally adopted by such Member State by the prescribed deadline. If a directive is not formally implemented by the prescribed deadline, the only remedy available for an interested party is to seek damages against the Member State. Italy is also the addressee of various EU resolutions, recommendations and communications which are not legally binding, although politically important.

EU Directive on Competition in the Markets for Telecommunications Services and Networks

In June 1990, the European Commission adopted a Directive on Competition in the Markets for Telecommunications Services (“EU Directive 90/388”), which opened to competition telecommunications services other than fixed public voice telephony services. In particular, EU Directive 90/388 required the liberalization of circuit and packet switched data transmission, in accordance with regulations promulgated by each National Regulatory Authority. EU Directive 90/388 was formally implemented in Italy by Decree 103/1995.

On March 13, 1996, the European Commission adopted EU Directive 96/19, modifying EU Directive 90/388, which required the introduction of full competition in the telecommunications market, both for services and networks. In particular, EU Directive 96/19 called for liberalization of fixed public voice telephony services and the operation of networks to support such services by January 1, 1998. Pursuant to the Telecommunications Regulations implementing this EU directive and Law 650, the operation of telecommunications networks (other than for providing fixed public voice telephony services) was liberalized on effectiveness of the Telecommunications Regulations, and the offering of the infrastructure for the provision of fixed public voice telephony services has been liberalized since January 1, 1998. Under EU Directive 96/19, Telecom Italia published its standard interconnection offer.

In March 2001, the European Commission published in the Official Journal a notice concerning a draft directive on competition in the markets for electronic communications services, consolidating existing directives on competition in telecommunications market. The Directive makes reference to “electronic communications services” and “electronic communications networks” in order to take account of the convergence phenomenon which shapes the information technology, media and telecommunications industry, by bringing together under one single definition all electronic communications services and/or networks involved in the transmission of electromagnetic signals (i.e., fixed, wireless, cable TV, satellite networks). Among other provisions, the draft Directive provides that member States must remove exclusive and special rights in the provision of all electronic communications networks and in the use of radio frequencies. Also, dominant providers of electronic communications services must operate their public electronic communications networks and cable TV networks under separate legal entities. The directive was adopted by the European Commission on September 16, 2002 (Directive 2002/77/CE) and was published in the Official Journal on September 17, 2002.

Other Directives Relating to Liberalization of Telecommunications Services

Following the adoption of EU Directive 90/388, other directives and decisions were adopted by the European Commission including:

•	EU Directive 94/46 (the “Satellite Directive”), which liberalized satellite telecommunications services and EU Directive 88/301 relating to telecommunications terminal equipment (the “Telecommunications Terminal Equipment Directive”), which liberalized the market for terminal equipment, i.e. equipment directly or indirectly connected to the termination of a public telecommunications network used to send, process or receive information. The Satellite Directive was implemented in Italy by Law Decree No. 55 of February 11, 1997.

•	With Decision No 1215/2000/EC of May 16, 2000 the European Parliament and the European Council extended a coordinated authorization approach in the field of satellite personal communications services in the EU until December 31, 2003, implying that member States coordinate on authorization procedures with a view to authorizing the same satellite personal-communications services throughout the Community.

•	EU Directive 95/51 which allows CATV operators to provide through of their cable networks all telecommunications services. This directive was implemented in Italy by Law 650 and the Telecommunications Regulations.

•	EU Directive 96/2, liberalizing mobile telecommunications services within the EU (the “Mobile Telecommunications Directive”). The most important elements of the Mobile Telecommunications Directive implemented by Law 189 are the following:

•	Mobile telecommunications operators are authorized to construct their own infrastructure for the mobile network or to utilize infrastructure owned by third parties.

•	Direct interconnection among mobile networks is to be guaranteed.

•	The number of licenses for mobile telecommunications systems may be limited only on the basis of essential requirements and in case adequate frequencies are not available.

•	The conditions for granting licenses for access to frequencies and for interconnection to the fixed public telephony network shall be regulated with transparency, proportionality and non-discrimination.

•	Licenses to provide mobile telecommunications services using the advanced DCS 1800 digital technology were required to be issued by January 1, 1998.

Electromagnetic fields

In July 1999, the Council adopted a recommendation on the limitation of exposure of the general public to electromagnetic fields. The recommendation is based on a set of basic restrictions and reference levels as developed by the International Commission on non-ionizing radiation protection (ICNIRP) in the Guidelines for limiting exposure to time-varying electric, magnetic and electromagnetic fields. In accordance with the provisions contained in Recommendation 1999/519/CE, the Commission in April 2002 drew up the first Implementation report confirming the reference levels of exposure limits set by the 1999 Recommendation.

The ONP Directives

The EU directive relating to open network provision (“ONP”) (Council Directive 90/387/EC) (the “ONP Framework Directive”) sets out a body of principles for access to public telecommunications networks and services. The principles set out in this directive are intended to harmonize technical interfaces, usage conditions and rate principles throughout the EU and to insure objectivity, transparency and non-discrimination in access to services provided in accordance with ONP segments. The implementation of the general principles set forth in the ONP Directive has been deferred to other directives, such as the EU directive relating to leased lines (Directive 92/44/EC) (the “Leased Line Directive”).

The Leased Line Directive, adopted following the ONP Directive, requires Member States to ensure provision of a minimum set of leased lines and to publish certain information concerning the characteristics of the service (e.g., period of supply, duration of the contract and quality standards). It also establishes that, in order to ensure transparency, the relevant tariffs should be on a flat-rate basis, consisting of an initial connection charge and a periodic rental fee. According to this directive, leased line tariffs must be cost oriented. On October 6, 1997, the European Parliament and the Council adopted an EU Directive amending the ONP Framework Directive and Leased Line Directive for the purpose of adaptation to a competitive environment in telecommunications (Directive 97/51/EC). This Directive establishes that the ONP obligations, in the new competitive environment, apply only to organizations with significant market power (25% of relevant market).

On December 13, 1995, the European Parliament and the Council adopted the EU directive relating to ONP voice telephony (the “ONP Voice Telephony Directive”) (Directive 95/62/EC), applying ONP regulation to voice telephony services. This directive provides rules for publication of information, quality of services, subscription contracts, tariffs, accounting principles and access and use conditions.

On February 26, 1998, the European Parliament and the Council adopted the EU Directive on the application of ONP to voice telephony and on universal service for telecommunications in a competitive environment (Directive 98/10/EC). This Directive replaces the ONP Voice Telephony Directive, ensures the availability throughout the European Community of good quality fixed public telephony services and defines the set of services to which all users should have access in the context of universal service, in the light of specific national conditions, at an affordable price.

Licenses.    On April 10, 1997, the European Parliament and the Council adopted the EU directive relating to general authorizations and individual licenses, establishing a common framework for general authorizations and individual licenses and defining the conditions attached to such authorizations and licenses (Directive 97/13/EC).

Interconnection.    On June 30, 1997, the European Parliament and the Council adopted the EU directive relating to interconnection, establishing a common framework for interconnection obligations and interconnection tariff principles (Directive 97/33/EC). This Directive, that applies to organizations providing publicly available telecommunication services/networks, requires Member States to remove restrictions which prevent commercial negotiation about interconnection in accordance with EU Law. In particular all organizations providing public networks and/or publicly available telecom services:

•	have the right and the obligation to negotiate interconnection;

•	must publish terms and conditions for interconnection, including points of interconnection and interface specifications (reference interconnection offer);

•	must offer interconnection services applying ONP principles of non-discrimination and transparency; and

•	must introduce accounting separation for interconnection.

In late 1997, the Commission adopted Part 1 of a “Recommendation on Interconnection in a Liberalized Market”, which was officially approved on January 8, 1998. The purpose of this Recommendation was to make available to the national regulatory authorities in the Member States information concerning best practice for interconnection pricing and accounting separation, based on experiences from liberalized telecommunications markets around the world. In particular, Part I of this Recommendation concerned the pricing of call termination on networks operated by operators with significant market power. The Commission recommended maximum interconnection charges to be applied by such operators starting January 1, 1998. Part 2 of the Recommendation, which was officially adopted on April 8, 1998, aimed at ensuring transparency in the methods used for calculating interconnection charges. This Recommendation concerned the implementation of accounting separation and cost accounting systems by operators identified by their national regulatory authorities as having significant market power in accordance with Directive 97/33. The purpose of accounting separation, promoting the principles of transparency and cost orientation is to provide an analysis of information derived from the accounting records which reflect the performance of the different segments of the business as if they had been operated as separate businesses. The Commission adopted an amended Recommendation in March 2000. It has reviewed the best current practice charges for 2000 and saw no need to change them for 2001. On February 22, 2002 the Commission adopted a recommendation introducing further amendments to Recommendation 98/195/EC (previously amended by Recommendation 2000/263/EC), phasing out the Commission’s benchmarking exercise for call termination charges on fixed networks operated by organizations with significant market power. However, the points in the Recommendation concerning costs have not been amended.

Commission’s Communication Concerning the Introduction of Third Generation Mobile Communications in the EU.

On December 14, 1998, the European Parliament and the EU Council adopted decision 128/99/EC with the aim at facilitating the coordinated introduction of a third generation mobile and wireless communication system (UMTS) in the Community, on the basis of internal market principles and in accordance with commercial demand.

In March 2001, the Commission published a Communication concerning the introduction of third generation Mobile Communications in the European Union. The Communication confirmed the confidence the Commission has in the Third generation market perspectives, while recalling the underlying policy objectives in terms of building the Information Society, capitalizing on the success of Second generation, securing jobs, and preserving and expanding the lead the EU has on mobile communications in terms of technology development, competitiveness and service deployment. The Commission began a dialogue with the member States, operators and manufacturers in order to consider specific means to facilitate deployment of Third generation, and, among others, the conditions to permit network infrastructure sharing, which the Commission favors. On June 12, 2002, The Commission produced an analysis of the situation of 3G today, adopting a Communication entitled “Towards a full roll out of third generation mobile communication”. The Communication provides an overview of the 3G sector, focusing on the technological aspects, the new regulatory framework, the secondary trading of spectrum and on the obstacles to the roll out of 3G networks, such as environmental and local planning issues and health concerns.

Leased Lines Pricing

The Commission adopted, on November 24, 1999 a Recommendation on Leased Lines Interconnection prices for a liberalized telecommunications market.

Pricing of services for the interconnection of leased lines have to be provided in the RIO of public fixed network operators designated by the national regulatory authority as having significant market power in accordance with Directive 97/33/EC.

The Recommendation takes the form of a set of recommended price ceilings based on the prices in the three lowest cost Member States. Where charges are above the price ceilings, the National Regulatory Authority is to use its rights under article 7(2) of the Interconnection Directive (97/33/EC) to request full justification of the charges, and, if appropriate, require these charges to be lowered.

Local Loop unbundling

In response to the conclusions of the special European Council in Lisbon in March 2000 and to the commitments made in the Commission’s Communication on the results of the public consultation on the 1999 Review, the Commission proceeded with a separate legal measure on Local Loop Unbundling distinct from the proposal for a Directive on Interconnection and Access.

In December 2000, the European Parliament and the European Council adopted Regulation No. 2887 (“Regulation 2887”) on local loop unbundling. Regulation 2887 is concise, consisting of only five articles. The decision to use a regulation on LLU instead of a Directive was made because regulations do not require time for transposition and are immediate in effect once adopted. Regulation 2887 covers unbundled access to the access to the local loops and related facilities of fixed public telephone network operators that have been designated by the national regulatory authority as having Significant Market Power in the provision of fixed public telephone networks. Notified operators are required to publish December 31, 2000 and keep updated, a reference offer for unbundled access to their local loops and related facilities. Operators are required to meet reasonable requests from beneficiaries for unbundled access to their local loops and related facilities under transparent, fair and non-discriminatory conditions, and charge prices for such services set on the basis of cost-orientation.

When the National Regulatory Authority determines that the local access market is sufficiently competitive, it shall relieve the notified operators of the obligation for cost-oriented prices.

Radio spectrum policy

In July 2000, the Commission presented a proposal for a decision of the European Parliament and of the Council on a regulatory framework for radio spectrum policy in the European Community, which is intended to ensure the harmonized availability and efficient use of radio spectrum, where required to implement Community policies in areas such as communications, transport, broadcasting and research and development. The proposal draws upon the experience gained with Community decisions in the areas of satellite Personal Communications Services and UMTS. The decision was adopted on March 7, 2002 and published in the Official Journal on April 24, 2002. The decision seeks to complement, rather than to replace, the spectrum management activities of ITU/WRC and CEPT and of the member States by providing for a Radio Spectrum Committee which the Commission will consult periodically on relevant matters, thus contributing to the formulation, preparation and implementation of the Community radio spectrum policy.

Moreover, the Commission has announced its intention to adopt a Decision to establish a Radio Spectrum Policy group (RSPG), whose main function would be to advise the EU the Commission on the requirements and on the co-ordination of policy approaches and harmonized conditions related to radio spectrum. The decision was adopted in Summer 2002.

Voice over Internet

On December 22, 2000 the Commission published in the Official Journal a Communication on the status of voice services over the Internet. This updates a similar notice issued in January 1998 and follows a public consultation held in 2000.

The Commission considers that Internet telephony in general continues to fall outside the definition of voice telephony, except where Internet telephony meets each of the conditions established in the Directive as set out in the 1998 notice. This means, that Member States should normally continue to allow Internet access/service providers to offer voice on Internet under data transmission general authorizations, and that no mandatory requirement for an individual license is required. Conversely, voice communication services fulfilling the four conditions enshrined in the Directive and therefore appearing as substitutes for voice telephony services provided by traditional means should be regarded as voice telephony and be submitted to the relevant regulatory regime, in consideration of the principle of technological neutrality.

VAT and Electronic commerce

The Commission tabled in June 2000 proposals for a regulation to amend Reg. 218/92 on VAT and electronic commerce and for a Directive to amend the VI VAT Directive. The Commission’s proposal aims to ensure that certain electronically delivered services are taxed at the place of consumption. The proposals also clarify that VAT would apply to television and radio broadcasting services that are supplied on a subscription or pay-per-view basis. On May 7, 2002 the Council adopted the Commission’s proposal for the Directive. According to the new rules, EU suppliers will no longer have to levy VAT when they sell certain electronic services to non-EU Member States. Non-EU suppliers selling into the EU to private consumers would have to charge VAT and register for VAT purposes in one of the Member States. The new rules will need to be implemented by July 1, 2003.

Concerning the regulation, the Council reached a political agreement on the proposal in February 2002 but the Parliament needs to be consulted on the draft Regulation. Moreover, in November 2000 the Commission proposed a proposal for a Directive on the harmonization of the rules relating to VAT invoicing. The Directive 2001/115/EC was adopted and published on the Official Journal on December 20, 2001. The directive amends the existing provision on VAT invoices contained in the VI VAT directive to take account of electronic commerce. It contains provisions which aim at harmonising the statements that must be included on invoices for VAT purposes, allowing invoices to be transmitted and stored electronically, and enabling competent authorities of a Member State to access electronic invoices that are stored in other Member States.

On June 8, 2000 the European Parliament and the Council adopted Directive 2000/31/CE on certain legal aspects of information society services, in particular electronic commerce, in the Internal Market (Directive on electronic commerce).

This Directive disposes the free circulation of the Information Society services in the Internal Market, the exclusion of prior authorization for the services’ offer, the general information to be provided by the service provider, the possibility to conclude contracts by electronic means, the general non liability of intermediary service providers at certain conditions (mere conduit).

Internet Domain Name

In April 2000 the Commission published a Communication on the organization and management of the Internet—International and European policy issues 1998-2000. The EP adopted a resolution in March 2001.

Moreover, a Communication on the follow-up of the Working paper on the creation of .EU. Internet top level domain was published by the Commission in July 2000.

On April 22, 2002 the European parliament and the Council adopted a Regulation on the implementation of the .eu Top Level Domain, which sets out the framework to allow companies, organizations and individuals to register a .eu domain name address provided that they are established or reside in the EU. The regulation also provides for a register which will be the entity responsible for the organization, administration and management of the .eu top level domain.

Public procurement

On May 12, 1999, the EU Commission adopted a Communication including a list of services regarded as excluded from the scope of Council Directive 93/38/EEC coordinating the procurement procedures of entities operating in the water, energy, transport and telecommunications sectors (under Article 8 of this Directive, the Commission may exempt services from the application of the public procurement rules where it believes competition has developed sufficiently).

The Commission has thus reached the conclusion that public contracts relating to most telecommunications services in most Member States should be considered excluded from the scope of the Utilities Directive.

Television without Frontiers

On October 3, 1999 the Council adopted a Directive “on the coordination of certain provisions laid down by law, regulation or administrative action in Member States, concerning the pursuit of television broadcasting activities” (Television without Frontiers, 89/552/EEC)). This Directive was amended by the Directive 97/36/EC.

It provides specific regulation on the insertion of the advertising during programs, advertising ceilings during one hour and during one day, minor protection measures and the possibility by Member States to adopt more strict rules than those fixed in the Directive.

In April 2003 a public consultation began, in order to eventually update the Directive in view of adapting it to the new market and technological context.

The 1999 Review

It was intended that the 1998 regulatory package be reviewed by January 1, 2000. The Commission started a number of studies on the following subjects: (i) remaining barriers in the EU-wide telecommunications market; (ii) assessment of the interconnection situation in the EU; (iii) fixed-mobile convergence/integration; (iv) consumer demand; (v) quality of telecommunication services and consumer protection; (vi) need for a European regulator; and (vii) universal service obligations.

As a result of the above-mentioned studies, the Commission proposed the following five Directives:

•	a common regulatory framework for electronic communications networks and services (“Framework Directive”);

•	the authorization of electronic communications networks and services (“Authorization Directive”);

•	access to, and interconnection of, electronic communications networks and associated facilities (“Access Directive”);

•	universal service and users’ rights relating to electronic communications networks and services (“Universal Service Directive”); and

•	the processing of personal data and the protection of privacy in the electronic communications sector (“Personal Data Directive”).

The Framework, Authorization, Access and Universal service Directives were adopted in March 2002 and published in the Official Journal on April 24, 2002. Member States must adopt these Directives into their own laws by July 24, 2003. The new Directives will substantially change the existing regulatory framework.

Framework Directive.    In an important change described by the Commission as “rolling back regulation”, the Directive redefines the concept of Significant Market Power and the threshold for imposing obligations on certain operators. The directive amends the current definition of Significant Market Power based on a 25% or more share of the relevant market.

In the Directive, the notion of SMP is based on the concept of dominant position, calculated in a manner consistent with competition law practice. Significant Market Power implies the application of rules in accordance with the conditions imposed by the other Directives.

Authorization Directive.    The Authorization Directive provides for electronic communications services and networks to be provided under general authorization. Licenses will no longer be required and specific rights of use would be granted, separately from authorizations, for the assignment of radio frequencies and numbers.

A notification will require only the following elements:

•	a declaration of the intention to start operation;

•	contact information of the company requesting the authorization; and/or

•	a short description of the service provided.

Upon notification the company can start to operate a network and provide services, provided that it has the right to use radio frequency and numbers if needed. No information should be required prior to, or as a condition for, market access. Nonetheless, Member States could require some justified information (listed in the proposal) from undertakings.

Access Directive.    The Access Directive represents a significant departure from the current Interconnection Directive 97/33/EC which sets out common obligations to be followed by Significant Market Power operators in all Member States.

Under the directive, national regulatory agencies will have flexibility to select which access and interconnection obligations to impose on operators notified as having Significant Market Power in relevant markets. A maximum list of obligations is contained in the directive. The proposed operators with rights and obligations to interconnect are essentially the same as those defined in the current ONP Interconnection Directive.

National regulatory agencies will carry out an analysis of the competitiveness of a designated list of relevant product and service markets and identify which operators (if any) have Significant Market Power on any of the particular markets. A National Regulatory Authority will be able to impose price controls, including obligations for cost orientation of prices and obligations concerning cost accounting systems, for the provision of specific types of interconnection and/or access services.

National regulatory agencies will also be able to impose obligations for transparency, non-discrimination, and accounting separation on Significant Market Power operators in relation to interconnection and/or network access. These obligations are carried over from the current regulatory framework.

Universal Service Directive.    The Universal Service Directive replaces the existing directive on voice telephony and universal services. The Directive also contains rules on number portability, carrier selection and carrier pre-selection which are currently in the Interconnection Directive. The directive also covers the provision of leased lines and other mandatory services as well as a number of issues concerning users’ rights, such as contracts, tariff transparency and information and quality of service.

In general, the existing requirements for the provision of universal service, voice telephony facilities and leased lines will remain in place, at least for the time being. The principal changes are described below.

In an important section on retail price regulation (up to now only covered in national law), it is proposed that, when an operator has Significant Market Power in the provision of access to, and use of, public telephone services, the National Regulatory Authority must:

•	determine appropriate mechanisms for retail price control, such as price caps or specific price floors and ceilings;

•	ensure that the Significant Market Power operator sets prices at normal commercial levels;

•	notify to the Commission the names of organizations subject to retail price control; and

•	retail price control mechanisms should not be applied where effective competition exists.

The directive also provides for the extension of the requirement for number portability to mobile operators.

The processing of personal data and the protection of privacy is currently regulated by the general Data Protection Directive (95/46/EC) with specific issues in the telecommunications sector addressed by the Data Protection and Telecommunications Directive (97/66/EC).

Data Protection Directive

In July 2000, the Commission published a Draft proposal for a Directive for data protection on the Electronic Communications sector. It aims at replacing directive 97/66 of 1997 on the processing of personal data and the protection of privacy in the telecommunications sector by updating and adapting it to market and technological development.

On July 12, 2002, Directive 2002/58/CE was adopted on the treatment of personal information and on the safeguarding of privacy in the electronic communications sector. The new directive abrogates and replaces the above-mentioned directive 97/66.

The main changes are the extension of scope and technological neutrality. The principle of technological neutrality implies that “consumers and users should get the same level of protection regardless of the technology used. “Telecommunications services and networks” would be replaced by “electronic communications services and networks” in line with the proposed common Framework Directive.

The scope of the new directive is to include networks used for radio and television broadcasting and cable TV networks, irrespective of the type of information conveyed (these were excluded from Directive 97/66/EC) but would exclude content of broadcasting transmissions.

Guidelines on Market Analysis

In March 2001 the Commission published Draft Guidelines on market analysis and the calculation of Significant Market Power. The Commission has called for public comments and an exchange of views among the interested authorities and different market operators. The Guidelines set out the principles for use by national regulatory authorities in the analysis of effective competition, when determining whether an operator has significant market power. Operators having significant market power may be subject to obligations under other Directives in the regulatory package. The guidelines were adopted in July 2002.

On June 17, 2002, the Commission issued the draft of the Recommendation on the list of markets to which the new framework will be applied and a working document, for opening the public consultation on the Recommendation in accordance with Art. 15(1) of the Framework Directive. The Recommendation was adopted in February 2003.

Recommendation on relevant markets

Article 15(1) of the Framework Directive requires the Commission to adopt a Recommendation on relevant product and service markets. The Recommendation aims at identifying markets for which competition law remedies may be insufficient to effectively redress possible market failures.

The Recommendation was adopted on February 11, 2003 and identifies 18 relevant markets at retail and wholesale level. The range of different network topologies and technologies deployed across the EU means that in some cases National Regulatory agencies must decide the precise geographical boundaries between, or elements within, particular product and service markets identified in the Recommendation. National regulatory authorities may identify markets that differ from those of the Recommendation, provided they act in accordance with Article 7 of the Framework Directive.

Recommendation on remedies

The recommendation is under preparation by the Commission. The purpose of this recommendation will be to indicate to the respective national regulatory authorities which remedies have to be applied according with the principle of proportionality in order to achieve the objectives set out in the Framework directive. The Recommendation is at the earliest stage (no draft yet) and it should be adopted within the year 2003.

Competition Law

Telecom Italia is subject to Law No. 287 of October 10, 1990 (“Law 287”), the Italian competition law of general application, to the substantive rules of the Maccanico Law (“Law 249”) and to the competition rules of the EU. Law 287 forbids:

•	agreements (including resolutions and concerted practices) aimed at fixing prices, limiting production or access to markets and technological developments, sharing of markets, applying different conditions for the same services to the detriment of competitors, and subjecting contracts to the acceptance of conditions that, according to their nature and common practice, are not linked to the object of the contract;

•	abuses of dominant position (including practices aimed at fixing prices, limiting production or access to markets and technological developments, applying different contractual conditions for the same services to the detriment of competitors, as well as subjecting contracts to the acceptance of conditions that, according to their nature and common practice, are not linked to the object of the contract); and

•	concentrations of enterprises (i.e., mergers, acquisitions of controlling interests and concentrative joint ventures) which would result in the creation or strengthening of a dominant position. All concentrations in relation to which the combined overall turnover, in Italy, of the companies involved is higher than €377 million or the turnover of the company being acquired is, in Italy, higher than €37 million, must receive a prior authorization from the Antitrust Authority. These thresholds are adjusted every year to take account of inflation. Failure to file prior notification of a concentration to the Antitrust Authority will result in a fine from 1% to 10% of the turnover of the parties involved in the concentration, or higher in the case of fines for violation of a prohibition of a concentration.

Law 287 is administered by the Antitrust Authority which, either on its initiative or following a complaint submitted by any interested party (the “Interested Party”), has the power to investigate and ascertain compliance with Law 287. When the Antitrust Authority finds prima facie evidence that Law 287 has been violated, the parties involved (including the Interested Party) are notified of the opening of a formal investigation. The party under investigation (the “Investigated Party”) and the Interested Parties shall then have the right to be heard and to file written arguments with the Antitrust Authority. Pending the investigation, the Antitrust Authority may also require the parties involved and third parties to disclose information or to submit documents that it considers useful for the investigation. In addition, the Antitrust Authority may appoint experts and carry out direct inspections at the Investigated Party’s premises in order to examine and seize relevant documents.

If at the conclusion of the investigation the Antitrust Authority determines that Law 287 has been violated, it orders the Investigated Party to cure the relevant violation and, in the case of serious violations, imposes fines up to 10% of the turnover relating to the relevant activities. Any failure to comply is sanctioned with an additional fine up to 10% of the turnover of the Investigated Party.

With respect to competition matters, the decisions of the Antitrust Authority are considered administrative acts and may be appealed before the TAR of Lazio, based in Rome, for violation of law, abuse of power and lack of jurisdiction. The TAR may either reject the appeal or declare the Antitrust Authority’s decision null and void. The TAR, upon request of the complainant, may also suspend the enforcement of the decision of the Antitrust Authority. The TAR’s judgments may be further appealed before the State Council, whose decision is final.

The Antitrust Authority has no powers other than those indicated above. It may not issue provisional injunctions or impose liquidated damages for abuses of dominant positions. For these remedies, Law 287 confers special jurisdiction on the Court of Appeal that has jurisdiction over the relevant case.

In addition to Law 287, the Maccanico Law confers upon the National Regulatory Authority the power to enforce provisions aimed at ensuring pluralism in the communications sectors, including radio and television broadcasting activities.

Moreover, the competition rules of the EU (“EU Competition Law”) also have a direct effect in Italy. The main principles of EU Competition Law are contained in Articles 81 and 82 of the Treaty of Rome. Article 81 prohibits agreements or concerted practices between undertakings that may affect trade between Member States and has the object or effect of restricting competition within the EU. Article 82 prohibits any abuse of a dominant position within a substantial part of the EU that may affect trade between Member States. These rules are primarily enforced by the European Commission, which cooperates with the national competition authorities, and through the national courts. The Antitrust Authority has the power to apply Article 81(1) and Article 82, following its own procedures and imposing, if necessary, the fines provided for under Law 287. In September 1991, general guidelines were published by the European Commission on the application of EU Competition Law in the telecommunications sector. In August 1998, the European Commission published a notice updating the 1991 guidelines. These guidelines outline the EU’s approach to common competition issues.

On December 11, 1996, the Commission adopted a Communication on the application of the competition rules to access agreements in the telecommunications sector. The purpose of this notice is:

•	to set out access principles stemming from EU law in order to create more market certainty;

•	to define and clarify the relationship between competition law and sector specific regulation; and

•	to explain how competition rules will be applied in a consistent way across the converging sectors. On October 3, 1997, the EU adopted a further communication on the definition of the relevant market for the purpose of EU competition law. The aim of this notice is to provide guidance as to how the Commission applies the concept of relevant product and geographic market in its ongoing enforcement of EU competition law.

In April 1999, the Commission adopted a White Paper on modernization of the rules implementing Articles 81 and 82 of the EC Treaty, which examined various options for reforming the system and proposed the adoption of fundamentally different enforcement system called a direct applicable exception system. Such system is based on the direct applicability of the exception rule of Article 81.3, implying that the Commission and national competition authorities and courts would apply Art. 81.3 in all proceedings in which they are called upon to apply Art. 81.1, which is already directly applicable.

In September 2000, the Commission presented a Proposal for a Council regulation on the implementation of the rules on competition which provides for the abolition of the Commission exclusivity in the application of art. 81.3; a system of legal exception and evaluation ex post of the agreements; an effective decentralization of the enforcement of EU competition rules; and the strengthening of Commission’s investigation powers. Further to the debate at the European parliament in December 2001, the Council adopted Regulation No 1/2003 on December 16, 2002 implementing Articles 81 and 82 of the EC Treaty. This regulation will replace Regulation 17/62 when it comes into force on 1.5.2004. Until then, Regulation 17/62 remains in force. The new Regulation simplifies the way in which the EC Treaty’s antitrust rules are enforced in the European Union. Most importantly, the new Regulation abolishes the practice of notifying business agreements to the Commission, therefore reducing bureaucracy and legal costs for companies. The simplified system of the new Regulation is designed to facilitate the effective enforcement of the antitrust rules in the EU comprising more than 15 Member States. The new regulation allows national courts and competition authorities to directly apply Article 81(3) without prior involvement of the Commission.

Under the Regulation, where the trend of trade between Member States, the rigidity of prices or other circumstances suggest that competition may be restricted or distorted within the common market, the Commission may conduct an inquiry into a particular sector or into a particular type of agreements across various sectors. The Commission may request the undertakings or associations concerned to supply all the information necessary for giving effect to Arts. 81 and 82 of the Treaty and may carry out any inspections necessary for that purpose.

Under Regulation 17/62, in October 1999, the Commission launched the first phase of sectoral inquiries into telecommunications, regarding the conditions for providing and pricing of leased lines. In September 2000, the Commission published a Working document on the initial findings of the leased lines sector inquiry. In December 2002, the European Commission announced that it is closing the sector inquiry into leased lines pricing together with two cases concerning Belgium and Italy.

In February 2000, the European Commission launched the second phase of the investigation on competition rules into the telecommunications sector, sending out formal information requests concerning the conditions and pricing of national and international mobile roaming. In December 2000, the Commission published the Working Document on the preliminary findings of this phase of the sector inquiry. In July 2000, the Commission sent a request for information to the incumbent telecommunications operators to find out whether, and under what conditions, they allow their competitors access to the local loop. In July 2001, the Commission sent a questionnaire to new entrants asking to identify the remaining difficulties in obtaining local loop access. The purpose of the enquiry is to detect any abuses of a dominant position. These new requests for information mark the third stage of the sectoral enquiry on the telecommunications industry. The evaluation of the information collected is still ongoing.

On December 11, 2001 the European Commission issued a Green paper on the Review of Council Regulation (EEC) No 4064/89, concerning mergers with community dimensions. The Commission seeks to launch a wide ranging debate on the functioning of the EU merger control regime based on the experience gained during the last 10 years. On December 11, 2002 the Commission published a proposal for a Council Regulation on the control of concentrations between undertakings. The proposal tackles jurisdictional issues (such as the notion of concentration and the community dimension), substantive issues (such as the concept of dominance) and Procedural issues (such as the timing of notifications, the suspension of proceedings, etc.).

In December 2002 the Commission published also Draft Guidelines on horizontal mergers (which addresses the issue of oligopolies and collective dominance) and draft Best Practices on the conduct of EC merger control proceedings. The consultation process is still ongoing.

The Commission finds it is the appropriate time to review the Regulation, to ensure effective, efficient, fair and transparent control of concentrations at the most appropriate level.

GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

Access charge:    Amount paid per minute charged by the national operators for the use of their network by operators of other networks. Also, known as an “interconnection charge”.

ADSL (Asymmetric Digital Subscriber Line):    A copper based access technology that allows a telephony channel and a digital channel (from 1.5-8 Mbit/s) to be carried from the network to the customer (downstream) and a telephony channel and a low bit rate digital channel (16-64 Kbit/s) to be carried from the customer to the network (upstream). It is generally utilized in conjunction with an ATM transport network.

Analog:    A transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

Analog network:    A network using analog technology with circuit switching, capable of connecting one user with all the others, but with limited transmission capacity.

ATM (Asynchronous Transfer Mode):    A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

Backbone:    A primary shared communication path that serves multiple networks and may facilitate communications between different protocols.

Broadband services:    Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotex; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Broadcast:    Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSS (Business Support System):    The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System OSS.

Business Packet:    The Italian packet-switching data network.

Carrier:    Traditionally, the carrier is the company that makes the physical lines available.

CATV (Cable television):    Cable or fiber-based distribution of TV programs.

Cellular:    A technique used in mobile radio technology to use the same spectrum several times in one network. Low power radio transmitters are used to cover a “cell” (i.e., a limited area) so that the frequencies in use can be reused without interference for other parts of the network.

Channel:    The portion of a communications system that connects a source to one or more destinations. Also called circuit, line, link or path.

Closed User Group:    A group of telecommunications users that share a longstanding economic interest. This definition has arisen in a regulatory context; it permits the partial liberalization of some telecommunications services.

Coaxial cable:    A type of electrical cable in which a central conductor covered by an insulator is then surrounded with a cylindrical conducting sheath whose axis coincides with that of the central conductor, hence the term “coaxial”.

Corporate Network:    A network, which could be a virtual private network, provided by a corporation for its own use and possibly for that of other corporations. The network’s features are tailor-made to address the specific need of the client. It is separate from the network provided by the national telecommunications carrier, but it may be connected to the latter for the use of selected facilities.

Data Network Access Point:    Unit of measurement used in data network business.

DCS 1800 (Digital Communication System):    A derivative of the GSM cellular mobile telephone standard. “1800” refers to the frequency used of 1800 MHz. DCS 1800 is the European PCN standard.

Digital:    A mode of representing a physical variable such as speech using digits 0 and 1 only which vary in relation to the variable being represented. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection for external interference.

District traffic:    Long distance telephone calls within the same area code.

ESPRIT (European Strategic Programme for Research and Development in Information Technologies):    A program financed by the EU to sponsor research and development in information technology.

Exchange:    See Switch.

Frame Relay:    A data transmission service using fast protocols based on direct use of transmission lines.

Gateway:    A connection between the LANs and WANs of one or more suppliers. Can also mean the access nodes to international networks of various kinds.

GPS (Global Positioning System):    A constellation of satellites, orbiting the Earth two times a day, that is able to pinpoint precisely where a certain object is on Earth.

GSM (Global System for Mobile Communications):    A standard for mobile cellular telephony used in Europe, Asia, South Africa and Australia, based on digital transmission and cellular network architecture with roaming.

GSM TIM Card:    A prepaid, rechargeable card which permits the TIM mobile customer to make outgoing calls up to the limit of the card and receive an unlimited number of calls.

IN (Intelligent Network):    Network architecture that centralizes processing of calls and billing information for calls.

INTELSAT (International Telecommunications Satellite Organization):    An international organization formed in 1964 to provide satellite communications among countries.

Interactive:    The user can change some aspect of the program received.

Internet:    The world’s best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but which use the TCP/IP protocol platform.

ISDN (Integrated Services Digital Network):    A system in which several services (e.g., speech and data) may be simultaneously transmitted end to end in digital form.

ITU (International Telecommunication Union):    The worldwide policy, spectrum regulation and standardization body in telecommunications operating under the auspices of the United Nations.

LAN (Local Area Network):    A private network that covers a local geographic area and provides public telecommunications services as well as interconnection between personal computers.

Modem:    Modulator/Demodulator. A device that modulates digital data to allow their transmission on analog channels, generally consisting of telephone lines.

Multimedia:    A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

Network:    An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fibre optic or metallic cable or point to point radio connections.

Nodes:    Topological network junction, commonly a switching center or station.

ONP (Open Network Provision):    Principles and conditions laid down by the EU for access to and usage of public telecommunications networks and services. A network architecture that permits telecommunications services to be offered on facilities of public operators and for equipment to be connected to such networks.

Optical fiber:    A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

OSS (Operations Support System):    Methods and procedures (mechanized or not) which directly support the daily operation of the telecommunications infrastructure.

Outsourcing: Hiring outsiders to perform various telecommunications services, which may include planning, construction, hosting of a network or specific equipment belonging to a company, and, ultimately, the management of entire telecommunications systems. Value-added applications may also be provided in various sectors.

PABX:    Private Automatic Branch Exchange. Telephone switchboard for private use, but linked to the national telephone network.

Packet-Switched Services:    Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted (whether voice or data) is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

Pay-Per-View:    A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV:    Paid-for TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, connected to a conditional access system.

PCN (Personal Communications Network):    PCN is a cellular telephony network designed to have the high capacity required to support a mass market service.

PCS:    Means personal communications services.

Penetration:    The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100 on such a date.

Platform:    The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (management platform) a particular service (service platform).

POTS (Plain Old Telephone Service):    The basic telephony service supplying standard, single-line telephones, fixed-line services and access to public voice telephony network.

PSTN (Public Switched Telephone Network):    The public telephone network delivering the basic telephone service and, in certain circumstances, more advanced services.

Roaming:    A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract.

Satellite services:    Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

SDH Standard (Synchronous Digital Hierarchy):    The European standard for high-speed digital transmission.

Service Provider:    The party that provides end users and content providers with a range of services, including a proprietary, exclusive or third-party service center.

SME:    Refers to the small- and medium-size enterprise market which consists of businesses having between 3 and 50 employees.

SOHO:    Refers to the small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

Switch:    These are used to set up and route telephone calls either to the number called or to the next switch among the path. They may also record information for billing and control purposes.

Switched Transit Traffic:    Consists of calls placed between two other countries that are routed through the Italian fixed network.

Synchronous:    Type of data transmission in which there is permanent synchronization between the transmitter and the receiver.

TACS (Total Access Communication System):    An analog cellular network using the 900 MHz band based on a European standard also used in the UK, Ireland, Austria and Spain. Features include handover and available add-on services include answering, call notification, call transfer, differentiation of business and private calls, authorization code for outgoing international calls and itemized billing.

UMTS (Universal Mobile Telecommunication System):    Third generation mobile communication system.

Universal service:    The obligation to supply basic service to all users throughout the national territory at reasonable prices.

VAS (Value Added Services):    Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addresses and terminals; e-mail; fax; teletex; videotex and videotelephone.

Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

VAN (Value-added Network):    A type of public network that leases basic transmission facilities from a common carrier, adds features that enhance the service and provides the improved communications capability to end users. Automatic alternate routing network management and error correction are examples of the value added.

Videotex:    A service pursuant to an ITU standard, permitting remote access to database by telephone.

VPN (Virtual Private Network):    A network designed for a business or government agency, using the infrastructures of a carrier and providing customized services, which operates in such a manner as to appear dedicated to the user thereof.

WAN (Wide Area Network):    A private network that covers a wide geographic area using public telecommunications services.

WAP (Wireless Application Protocol):    A Technology which allows access to Internet using mobile radio sets, even without the use of a computer.

DESCRIPTION OF PROPERTY

General

As of December 31, 2002, the Telecom Italia Group owned approximately 7,200 buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. They house mainly exchange equipment and transmission equipment, and are used as part of the Telecom Italia Group’s continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

The principal categories of the Telecom Italia Group’s equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications, most of which are located throughout Italy. The Telecom Italia Group also has numerous computer installations which are primarily located at the headquarters of the Telecom Italia Group’s significant subsidiaries.

At December 31, 2002, telecommunications installations, including local and domestic long distance networks and radio transmission equipment, represented approximately 77% of the fixed assets of the Telecom Italia Group, land and buildings represented 11%, plant under construction, advances to suppliers and stock for fixed assets represented 8%, and furniture, office equipment and other equipment, technical installations and machinery comprised the remaining 4%.

As of December 31, 2002, the total amount of liens, mortgages and pledges on real property owned by the Telecom Italia Group was €254 million. Such liens, mortgages and pledges do not represent major encumbrances on fixed assets and on the material plans to expand or construct new facilities.

An important element of Telecom Italia’s restructuring plan was to realize value on its extensive real estate portfolio.

In November 2000, Telecom Italia established a partnership with Beni Stabili, a leading Italian real estate operator, and Lehman Brothers to manage a significant portion of Telecom Italia’s real estate portfolio.

Telecom Italia contributed a going concern including an important portion of its real estate portfolio to IM.SER and subsequently sold 45% of this company to Beni Stabili and 15% to Lehman Brothers.

The real estate portfolio originally held by IM.SER consisted of 581 properties, totaling 3.7 million square meters and was composed of two parts, the “Real Estate Investment Portfolio” and the “Real Estate Trading Portfolio”:

•	“Real Estate Investment Portfolio”, consisting of 386 properties totaling approximately 2.4 million square meters, located throughout Italy. All the properties, including buildings that contain telecommunications equipment, were leased to Telecom Italia at the end of 2000 under long-term lease contracts (21 plus 6 years) at market rates; and

•	“Real Estate Trading Portfolio”, consisting of 195 properties totaling approximately 1.3 million square meters, located throughout Italy. Of these properties, the majority have been leased at market rates to Telecom Italia under contracts allowing for early termination in favor of Telecom Italia.

In May 2001, IM.SER contributed its Real Estate Trading Portfolio to Telemaco Immobiliare, a newly formed company. Following such contribution, IM.SER sold the shares of Telemaco Immobiliare to its shareholders. The shareholders of Telemaco Immobiliare at that time were Beni Stabili with a 45% stake, Telecom Italia with a 40% stake and Lehman Brothers with a 15% stake.

On May 16, 2001 Beni Stabili exercised an option to buy the Lehman Brothers’ stake in IM.SER, resulting in Beni Stabili holding a 60% stake in IM.SER and Telecom Italia a 40% stake.

During 2002 some additional real estate related transactions were completed:

Tiglio Project

Pursuant to a framework agreement signed in May 2002 between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds (through MSMC Italy Holding B.V. and POPOY Holding B.V.)

certain real estate properties as well as the entities that provide real estate services to the same companies or to their subsidiaries were transferred to two new vehicles companies set up for this purpose (Tiglio I S.r.l. and Tiglio II S.r.l.).

Among the preliminary transactions for the concentration of the real estate assets in Tiglio I and Tiglio II, on October 24, 2002, the non-proportional partial spin-off of IM.SER (60% Beni Stabili and 40% Telecom Italia) was effected by which the relative real estate assets were contributed to the company IM.SER 60 (98% Beni Stabili group and 2% Telecom Italia) and to the company EMSA Immobiliare (100% controlled by Telecom Italia) in proportion to the stakes held in IM.SER, respectively, by Beni Stabili and Telecom Italia.

Following this transaction, which came after the positive conclusion of the securitization of IM.SER 60’s debt, and also to the effect of certain fixed asset acquisitions by companies in the Seat Pagine Gialle group, EMSA Immobiliare had a portfolio of 169 real estate properties.

On October 29, 2002, having satisfied the necessary conditions, a series of acts were finalized whereby the first stage of the Tiglio Project was concluded including the following:

•	the subscription, simultaneously with all the other participants, to a capital increase by Tiglio I for cash, with the consequent stake in the company equaling 36.85% (in addition, at Telecom Italia Group level, to the 2.1% subscribed to by Seat Pagine Gialle), in proportion to the value of the assets transferred by Telecom Italia (and by Seat Pagine Gialle) to Tiglio I to the total assets that were taken over by the latter company;

•	the subscription to a capital increase by Tiglio II paid for in kind by the contribution of Telecom Italia “Asset Management” business segment with the consequent stake in the company equaling 49.47%;

•	the sale of the investment in EMSA Immobiliare to OMS2 (100% controlled by Tiglio I);

•	the sale—directly and through the subsidiary Saiat—of the investment in Telimm S.r.l. to the company MSMC Immobiliare Holding (entirely controlled by Tiglio I).

With reference to the part of the Tiglio Project regarding the optimization of the service activities, in November, Telecom Italia sold its “Property Management”, “Project Management” and “Agency” businesses to the Pirelli & C. Real Estate group.

The above mentioned transactions gave rise to a total gross capital gain for the Telecom Italia Group of €234 million.

The agreement also calls for leveraging, during 2003, the assets of Tiglio I and Tiglio II through a market transaction within the framework of a strategy that could contribute to the development of the real estate financial market, with consequent significant opportunities for the Telecom Italia Group to leverage the investments currently held in the two companies. In the framework of this strategy, the assets of Tiglio I and Tiglio II would be contributed to one or more real estate investment funds in accordance with applicable laws and regulations, the shares of which would be purchased by institutional investors or listed and therefore offered to the public.

Finally, as agreed between the parties, December 24, 2002 marked the completion of the merger by absorption, in Tiglio I and Tiglio II, of the real estate investment holdings owned by them—falling under Tiglio Project and already 100% controlled, directly or indirectly—so that the corporate structure of the two subjects could be optimized, in view of the successive actions to leverage the assets on the market.

Sale of IMMSI

On November 22, 2002, Telecom Italia sold its stake in IMMSI to the company Omniapartecipazioni. The sale price was €68 million, with a gross gain of €1 million for the Telecom Italia Group.

Sale of Telemaco Immobiliare

On December 20, 2002, the final sale price was fixed relating to Telecom Italia’s investment in Telemaco Immobiliare to the company Mirtus. The net proceeds were €192 million for the Telecom Italia Group with a gross gain of €110 million.

On October 31, 2002, Telemaco Immobiliare exercised a put option on 28 real estate properties owned by Telegono (a company held 40% by Telecom Italia, 45% by the Beni Stabili group and 15% by Lehman Brothers) based on agreements formalized in the Sale and Purchase Agreement on July 31, 2002 between Mirtus and the three sellers of the company. For purposes of the acquisition of such assets, Telegono signed a loan agreement that will be extinguished partly by the consideration from the sale in progress of such properties.

Ortensia Project

On December 24, 2002, Telecom Italia and the other shareholders of Tiglio I (MSMC Italy Holding BV, Olivetti, Seat Pagine Gialle and Pirelli) and Tiglio II (POPOY Holding B.V.) formalized a binding agreement with the company Marzotto—which became effective on March 4, 2003—to set up a common vehicle company for the land owned by Tiglio I and Tiglio II together with the portfolio of areas owned, directly and indirectly, by Marzotto. The agreement calls for the deal to be finalized in 2003 through the spin-off of the land owned by Tiglio I and Tiglio II and other assets and liabilities related thereto to a company in which Marzotto, at the end of December 2002, on the basis of formalized agreements, had contributed a business segment inclusive of the land earmarked for the initiative. Given the valuation of the assets available at this time, it is expected that, when the spin-offs are completed, Telecom Italia will hold about a 28% stake in the company (in addition, at Telecom Italia Group level, of the 1% stake that will be held by Seat Pagine Gialle).

Early purchase of leased assets

On January 27, 2003, the procedures were completed for the early purchase of 12 property units (for about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Telecom Italia Group companies under financial leasing contracts. The deal involved a total financial payment of some euro 369 million for the entire Telecom Italia Group. Certain of these assets were recently agreed to be sold. See “—Disposition and Acquisition of Certain Equity Investments—Dispositions”.

Item 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with Italian GAAP, which differ in certain material respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to Telecom Italia, see Note 26 of Notes to the Consolidated Financial Statements included elsewhere herein. All of the data included in “Item 5. Operating and Financial Review and Prospects” for 2000 is based on the pro forma 2000 numbers which accounts for the Nortel Inversora group on the equity method.

Background

The European and the Italian market for telecommunications services.

In 2002, the European telecommunications market grew by 5.4%; in the next several years an average annual growth of approximately 4.1% is expected, despite an expected decrease in revenues in the mobile telecommunication sector.

In 2002, the Italian telecommunications services market grew by 4.3% (source: Eito). 38.3% of total market revenues was generated by fixed line telephone services, 49.2% by wireless telephone services and 12.5% by data and internet/on line services.

As in previous years, the growth in demand for telecommunications services continues to be driven by mobile telephone services and by the development of Internet and data services. With over 54 million subscriber lines at the end of 2002, Italy is one of the European countries with the highest penetration and number of subscribers (only Germany with 58 million subscriber lines has a higher number of mobile users). Italy is also among the first European countries where commercial offers are presently available for 3G services. The new entrant (H3G) has had the capability to offer UMTS services since March 2003. TIM is planning to launch 3G services gradually in the second half of 2003 and a broad commercial offer is expected in 2004.

In 2002, over 20 million people in Italy used the Internet. Internet usage growth was sustained by the increased penetration of business and residential broadband services, led by the commercial success of ADSL, with 850,000 installed subscriber lines at the end of the year. The fixed-line market, on the other hand, was adversely impacted by a new tariff reduction imposed by the regulator.

Over the next three years, the Italian telecommunications market is expected to grow faster than the European average, with an average yearly growth rate of 5%. The performance of broadband and new fixed line services is expected to continue to be strong, due to the migration of dial-up subscribers towards broadband services and an increase in ADSL penetration, with an average growth rate of 18% expected for these services. Meanwhile, overall market growth will be restricted by a flat access line market and a slight decrease in voice traffic value driven by price reduction (Source: 2002 EITO).

Competition

The Telecom Italia Group faces domestic competition in all of its businesses. See “Item 4. Information on the Telecom Italia Group—Business—Strategy” and “Item 4. Information on the Telecom Italia Group—Business—Competition”. Management expects further consolidation among suppliers of telecommunication services, especially at the national level. Incumbent operators (such as Telecom Italia) should be able to leverage their wider customer base and the ownership of the infrastructures to consolidate their position.

On the technological side, innovation will be aimed at offering broadband services with faster connections in the fixed line market and in the development of “seamless” solutions for the wireless market. The incumbent operators will focus their strategic plans on the introduction of new broadband value added services, on the defense of their domestic core businesses, and on the strengthening of their financial position through debt control.

Competitive pressure in the Italian market continued during 2002, as evidenced by the following:

•	continued pressure on tariffs, with a significant impact on fixed telephony revenues;

•	consolidation of Wind Infostrada as an integrated telecommunications operator (fixed and wireless). The market exit of 2G mobile operator “Blu”;

•	3G mobile operator “H3G” launched its commercial offer in March 2003, with full voice and data services expected to be available in 2003;

•	introduction of new broadband services based on fiber optic networks.

Competitive pressures were also evidenced by the following:

•	issuance of licenses for fixed networks and voice telephony service, which rose from 130 at the end of 2000, to 168 at the end of 2001 and 209 at the end of 2002;

•	further significant price reductions for voice traffic and for the internet access market;

•	gradual development of local loop unbundling and shared access which during 2001 resulted in 15 operators starting to sell services based on local loop unbundling and 23 operators at the end of 2002; and

•	the introduction of GPRS mobile services.

Divestitures and Cost Reduction Plan

In September 1999, following Olivetti’s takeover of Telecom Italia, the Telecom Italia Group implemented a restructuring plan which included the divestiture of certain Telecom Italia Group assets and a focus on cost reduction. During 2000 Telecom Italia largely completed this plan with the sale of Sirti (installation), Italtel (manufacturing), Teleleasing (leasing services), Meie (insurance), a sale of a significant portion of its real estate portfolio and certain other non-core assets.

These sales generated approximately €4,413 million in cash and were used to reduce the overall level of indebtedness at the end of 2000 which rose significantly as debt was incurred as a result of various acquisition and other investment activities during 2000, including the SEAT acquisition and international investments.

During 2000 the Telecom Italia Group agreed to certain employee reductions with its unions, particularly in the fixed line business. As a result, at the end of 2000, total employment in the Telecom Italia Group had been reduced in aggregate by 15,491, owing to personnel turnover, including permanent reductions in the fixed line business (primarily attributable to Telecom Italia), and the effect of the changes in the scope of consolidation (mainly due to the disposal of the Sirti and Italtel groups which led to a reduction in the number of employees of 17,857, offset in part by the increase in mobile services and the inclusion of the SEAT group with an increase of 7,179 units).

At December 31, 2001 the Telecom Italia Group employed 109,956 persons, an increase of 2,785 employees compared to 107,171 at December 31, 2000 pro forma. The increase of 2,785 units was mainly due to the changes in the scope of consolidation (relating to increases of 1,749 units in Internet and media and 1,464 units in Mobile Services as well as the inclusion of the Entel Chile group which led to an increase of 4,681 units). This was partially offset by a reduction of 5,460 units at Telecom Italia due to personnel turnover. The main component of the turnover related to the termination of employment at the Telecom Italia level, partly as a result of employee cutbacks made under Law No. 223/1991, based on agreements with the labor unions in March and July 2000 and September 2001.

At December 31, 2002 the Telecom Italia Group employed 101,713 persons, a decrease of 8,243 employees compared to 109,956 at December 31, 2001. The reduction of 8,243 units was due to the effect of the change in the scope of consolidation (a decrease of 2,883 units) and to changes in the level of personnel (a decrease of 5,360 units). The disposals of 9Telecom group (-1,003 units), Satellite Services (-1,168 units), Sogei and Consiel (-1,538 units) and the acquisitions of Blu (+618), Webegg group (+719) are the main components of the change in scope of consolidation. The change in overall levels consists of 12,567 employees leaving offset in part by 7,207 employees being hired. On July 30, 2002, Telecom Italia S.p.A. and certain Italian companies of the Telecom Italia Group signed agreements with the labor unions representing the sector for employee cutbacks involving a total of 3,803 employees, as established in the May 27, 2002 agreement relating to the Industrial Plan 2002-2004. Similar agreements have been signed by other Telecom Italia Group companies relating to a total of 380 employees.

Following the controlling interest acquisition by Olimpia in Olivetti, and subsequently a new management and a new Board of Directors taking control, the Telecom Italia Group implemented a further restructuring plan. See “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2002—The Pirelli-Olimpia Transaction” and “Item 4. Information on the Telecom Italia Group––Reorganization”. This plan also included further divestitures of assets, particularly non-strategic international assets. During 2001 and 2002 and the first months of 2003 disposals worth €5.2 billion were completed, slightly more than the initial 2002-2004 plan targets set at €5.0 billion.

The Telecom Italia Group’s corporate structure has also been streamlined, reducing the total number of companies from 714 to 416.

Furthermore, cash savings (operating costs plus capital expenditures) of €1,631 million were achieved, equivalent to 80% of the three-year €2 billion target set.

The results achieved through efficiency gains and the disposals plan have strongly impacted the Telecom Italia Group’s net financial debt (see for the definition “Item 3. Key Information––Selected Financial and Statistical Information”). At year-end 2002 consolidated net debt had been reduced to €18.1 billion, slightly better than the €18.3 billion Plan target.

As of December 31, 2002, the consolidated net debt of the Telecom Italia Group amounted to €18,118 million, down by €3,824 million compared with year-end 2001 (€21,942 million), even after a pay-out of dividends and the extraordinary distribution of reserves totaling €4,945 million. These increases to overall indebtedness were offset by disposals completed in 2002 worth €4,771 million in the aggregate. Investments and assets disposed of included Auna (€1,998 million), Bouygues Decaux Telecom (€750 million), Mobilkom Austria (€756 million), Lottomatica (€212 million), Sogei (€176 million), Telemaco Immobiliare (€192 million), IMMSI (€69 million), Tiglio I and II real estate transaction (€328 million), Telekom Austria (€559 million), Telespazio (€239 million), 9Telecom (- €529 million) and sundry others (€21 million). As a result of the Merger, consolidated net financial debt of New Telecom Italia will be approximately €43 billion. See also “Item 8. Financial Information––Condensed Consolidated Pro Forma Financial Data”.

Regulatory Environment

The regulatory environment in which the Telecom Italia Group operates has been reshaped by the adoption and implementation of new laws and regulations at both the Italian and EU levels, including the Framework Law, the Maccanico Law, the Telecommunications Regulations and the Orders issued by the National Regulatory Authority.

The year 2002 continued to be characterized by an intensive implementation process in order to complete deregulation. The Telecom Italia Group now considers this process to be complete. See “Item 4. Information on the Telecom Italia Group—Business—Competition” and “Item 4. Information on the Telecom Italia Group—Business—Regulation”.

Tariff Rebalancing

Telecom Italia has progressively rebalanced its tariffs to align them more closely to its underlying costs, including tariff adjustments made in the last six years. In general, the tariff rebalancing pursued by Telecom Italia has involved a gradual increase in subscription fees for residential and business customers, along with a decrease in tariffs for domestic long distance and international calls. From February 2002, Telecom Italia began offering to residential customers a certain volume of free local call minutes; from July 2002, the local traffic benefits was also extended to business customers. Furthermore Telecom Italia offers to residential customers a certain volume of free long distance call minutes.

The overall effect on customers’ total telephone bills of the tariff adjustments implemented during 2000, 2001 and 2002 are estimated as follows:

•	€251 million per year (a decrease of 2.84%) in 2000;

•	€165 million per year (a decrease of 1.97%) in 2001; and

•	€140 million per year (a decrease of 1.69%) in 2002.

These estimates are not cumulative and are based on certain average consumption patterns (called “consumption baskets” in regulatory terms—assuming the same volume of traffic for the prior year) and do not necessarily represent the overall effects of the tariff changes on the Telecom Italia Group’s accounts. The data above compares average levels of the customers’ annual spending.

Following the EU Commission infringement procedure against the Republic of Italy concerning tariff rebalancing, on December 11, 2000, the National Regulatory Authority revised the price cap formulas in effect for rental and installation fees, and charges for local, national and international calls through December 2002. The change compared to the previous price cap formulas was an increase from RPI + 1% to RPI + 6% in the sub-price cap on installation fees and monthly rental charges. The same increase for access fees (RPI + 6%) was established by the National Regulatory Authority for the year 2002.

The general effect of the new price cap formulas for 2002 provided for an increase of 8.8% in Telecom Italia’s access service charges (i.e. monthly subscription fee) and a reduction of 11.3% in Telecom Italia’s domestic traffic charges. The changes in tariffs implemented in year 2002, which increased residential monthly subscription fees by 12.7% and reduced certain call traffic charges, resulted in lower revenues from residential users of approximately €70 million.

Greater pricing flexibility has been important to Telecom Italia’s ability to remain competitive, particularly with respect to international telecommunications services for which there has been the greatest competition, and it remains an essential element of Telecom Italia’s strategy to be able to price services selectively in order to respond to competition by lowering prices on selected services.

See “Item 4. Information on the Telecom Italia Group—Business—The Organizational Structure—Domestic Traffic—Domestic Fees and Tariffs—Tariff Rebalancing”, “Item 4. Information on the Telecom Italia Group—International Traffic—International Tariffs—Tariff Rebalancing” and “Item 4. Information on the Telecom Italia Group—Regulation—Tariff and Pricing Policy—Pricing Policy and Telecom Italia’s Tariffs”.

Provisions and Write-downs and Gains on Disposal of Equity Investees of extraordinary nature

Results of operations in 2002 and 2001 were disproportionately impacted (compared to 2000 pro forma) by high levels of extraordinary expenses and income, including provisions and write-downs in equity investees and goodwill for subsidiary and affiliated companies, as well as the gains on disposal of investments. The following table sets out certain of these expenses and income and their impact on 2002 and 2001 results, before income taxes. Additional information can be found in Note 23 of Notes to the Consolidated Financial Statements included elsewhere herein.

	Year ended December 31,
	2000(1) (pro forma)	2001	2002
	(millions of Euro)
Provisions and write-downs of goodwill and equity Investees	—	(2,984)	(6,237)
Gains on the disposal of equity investments, fixed and intangible assets	1,146	392	2,413

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidated method.

•	In 2002, extraordinary provisions and write-downs of goodwill and equity investees (€6,237 million) were as follows:

•	write-down of the investment held in Is TIM (€1,491 million) and provision added to the reserve for risks and charges related to Is TIM (€850 million) against the guarantees provided by the Telecom Italia Group to financial institutions and suppliers as creditors of Is TIM and the loans to Is TIM by the Telecom Italia Group. Telecom Italia concluded that the value of its investments was permanently impaired, since, starting from the awarding of the license, some measures which should have fostered effective competition and guaranteed the full operability of the new entrant, did not effectively take place. These measures are essential in the light of international experience and pursuant to applicable legislation in Turkey. Is TIM made repeated and formal efforts but was “de facto” prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender pursuant to which its license was awarded. Due to the above mentioned difficulties, the conditions permitting a return of investment did not exist;

•	write-down of Seat Pagine Gialle goodwill (€1,544 million) and provision added to the reserve for forward purchase commitments of Seat Pagine Gialle Shares (€1,942 million) for the estimated non recoverability of the original price of the put option. These write-downs were taken as the Telecom Italia Group no longer considers its Directories business to be a core, strategic business. The write-down and the provision were made on the basis of the average Seat Pagine Gialle ordinary share price on the Italian Stock Exchange over the second half of 2002. In 2001, under financial expense, a provision of €569 million was also recorded for the forward purchase commitment of Seat Pagine Gialle shares connected with the estimated non recoverability, at that time, of the original price to exercise the option;

•	other write-downs of investments of €46 million and of goodwill for €321 million (of which: €103 million for Blu, €75 million for Corporacion Digitel, €96 million for Netco Redes and €47 million for other minor companies);

•	provision to reserve (€43 million) for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A., a subsidiary of Seat Pagine Gialle.

•	In 2001, the extraordinary provisions and write-down of goodwill and equity investees (€2,984 million), were as follows: i) €1,303 million for the write-down of goodwill relating to consolidated companies (9Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, TIM Brasil (TIM Celular Centro Sul, TIM Rio Norte and TIM Sao Paulo, into which were merged the two other companies and was renamed TIM Celular), Med-1 group and certain companies in the Seat Pagine Gialle group); ii) €1,078 million for the write-down of goodwill relating to companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group); and iii) €603 million for other provisions relating to investments.

Such provisions and write-downs of goodwill and equity investees were consistent with the strategic guidelines of the 2002-2004 Industrial Plan. In particular, after careful examination, adjustments were made to equity investees and goodwill and provisions were recorded for the losses of subsidiaries and affiliated companies in which it was apparent that the reason for the performance of the companies was not solely due to general economic conditions.

•	In 2002, gains on the disposal of equity investments, fixed and intangible assets (€2,413 million) are attributable to:

•	the sale of the 26.89% interest held by the Telecom Italia Group in Auna (€1,245 million), the 19.61% interest held by the Mobile Business Unit in Bouygues Decaux Telecom (€484 million), the 25% interest held by the Mobile Business Unit in the Mobilkom Austria group (€115 million), the 40% interest held in Telemaco Immobiliare (€110 million), the 100% interest held in Telespazio (€70 million), the 45% interest held by the Telecom Italia Group in Immsi (€1 million) and of other equity investments, fixed assets and business segments (€21 million);

•	the acceptance of the tender offer for Lottomatica shares by the Information Technology Market Business Unit (€133 million);

•	the concentration of the real-estate assets through the companies IMSER, Emsa and Telimm into Tiglio I (€159 million);

•	the transfer of Telecom Italia’s Asset Management unit to Tiglio II (€60 million); and

•	the transfer by Telecom Italia of its real estate services units (excluding facilities management) to the Pirelli & C. Real Estate group (€15 million).

Furthermore, in 2002, the Telecom Italia Group incurred the following expenses:

•	€135 million of losses from the sale of the 15% stake in Telekom Austria;

•	€235 million of expenses connected with the disposal of equity investments; and

•	€316 million related to the provisions made in conjunction with the disposal of the investment in the 9Telecom group (in particular, in view of the loss reported prior to sale, the French group 9Telecom had a negative effect on the 2002 statement of operations of the Telecom Italia Group of approximately €389 million).

•	In 2001, gains on the disposal of equity investments, fixed and intangible assets (€392 million) are attributable to:

•	the gain on the sale of the 70% holding in Mirror International Holding (the company through which the satellite companies were contributed to the Lehman Brothers group) for €170 million; and

•	the gain on the disposal of the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investments for €94 million.

•	In 2000, gains on the disposal of equity investments, fixed and intangible assets (€1,146 million) are attributable to the old divestiture plan of the Telecom Italia Group (€969 million), which was related to the sale of 80.1% of the Italtel group (€393 million), the Meie group (€232 million), Teleleasing (€21 million), the Sirti group (€11 million) and the sale of a portion of the real estate portfolio through the sale by Telecom Italia of the 60% of IM.SER (€312 million) to third parties. The remaining gains of €177 million were related to the sale of other equity investments and intangibles, fixed assets and business segments, of which €55 million came from the sale of the investment in the Bharti group in India.

Critical Accounting Policies

Telecom Italia’s discussion and analysis of its financial condition and results of operations are based upon Telecom Italia’s consolidated financial statements, which have been prepared in accordance with Italian GAAP. Reported financial condition and results of operations of Telecom Italia are sensitive to the accounting methods, assumptions and estimates that underlie the preparation of financial statements. Telecom Italia bases its estimates on historical experience and on various other assumptions that Telecom Italia believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing Telecom Italia’s financial statements. Telecom Italia believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of its consolidated financial statements.

The Telecom Italia Group also is required to select accounting principles for the annual reporting of its US GAAP results. Included in the following discussion are the US GAAP principles selected by the Telecom Italia Group that have the potential to generate significant differences from Italian GAAP and for which management is required to make substantial estimates and assumptions.

Revenue recognition

Telecom Italia’s primary revenue streams consist of fixed line telecommunication services, mobile telecommunication services, the sale of products including primarily telecommunication (both fixed and mobile)

equipment and office products, IT software and services, advertising services, publishing, and internet access and related services.

Revenues related to fixed line and mobile telecommunication services, principally network access, long distance, local and wireless airtime usage, are recognized when the services are provided based on the actual minutes of traffic provided and the contracted fee schedule with the customer. Certain revenues derived from telecommunication services, such as installation and activation fees are recognized at the date of installation or activation. Revenues billed in advance are deferred and recognized at the date the related service is provided.

Under U.S. GAAP, we defer recognition of non-refundable connection fees and other initial fees and recognize these over the estimated customer relationship period. We also defer the associated direct expenses over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. If the length of the estimated customer relationship period increases or decreases, the amounts of deferred revenue and deferred expense is adjusted over the revised estimated life.

Revenues from the sale of products, including telecommunication equipment and office products, are recognized when title transfers to the customer, which is either at the date the products are shipped or when the products are delivered and accepted by the customer.

IT services and software revenues are recognized at the date the related services are provided.

Revenues from the sale of advertising and publishing are recognized at the date of publication, which corresponds to the time at which the related publications are printed and delivered. Advertising revenue from on-line services is recorded on the date the on-line advertisement is posted to the related web site. Advertising revenue from television is recorded on the date at which the advertisement is shown. Payments received for advertising services to be rendered in future periods are deferred and recognized at the time the advertising is provided.

Revenues from Internet access and related services primarily represent subscription services, which are recognized over the subscription period on a straight-line basis.

Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded. The provision is based on an analysis of historical return patterns, which are subject to such factors as product quality, warranty lives and macroeconomic factors.

In connection with recording revenue, estimates and assumptions are required in determining the expected conversion of the revenue streams to cash collected. The reserve estimation process requires that management make assumptions based on historical results, future expectations, the economic and competitive environment and changes in the credit worthiness of the Telecom Italia Group’s customers, and other relevant factors. If these assumptions prove to be incorrect, Telecom Italia’s actual conversion rate of recorded revenue to cash may be lower than expected and we would be required to increase our allowance for doubtful accounts.

Accounting for long-lived assets

Property, plant and equipment and purchased intangible assets other than goodwill are recorded at acquisition cost. If such assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment and intangible assets. Property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over their estimated useful lives.

Property, plant and equipment are valued at acquisition or construction cost, less accumulated depreciation. Construction costs include directly allocable costs, an appropriate allocation of material and production overhead and interest accruing during the construction related to debt specifically associated with the related construction project.

Accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date for assets acquired in a business combination, and the useful lives of the assets over which the costs of acquiring these assets are charged to the statement of operations. The useful lives of long-lived assets are subject to such variables as technological feasibility, obsolescence, changes in consumer demand and strategic management decisions.

When an impairment in the value of assets occurs, nonscheduled write-downs are made. Telecom Italia assesses the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated. The determination of impairments of long-lived and intangible assets involves the use of estimates, which include but are not limited to the cause, the expected timing and the amount of the impairment. Impairment is based on a broad measure of factors. In evaluating assets for impairment, Telecom Italia typically considers, among other things, technological obsolescence, discontinuance of services, changes in market prices, significant negative industry or economic trends, significant underperformance relative to expected historical or project future operating results and other changes in circumstances that may indicate impairment.

To assess impairment of property, plant and equipment and amortizing intangible assets for purpose of U.S. GAAP, the Telecom Italia Group uses the guidance outlined in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If based on the preceding discussion management has concluded that impairment indicators exist, the Telecom Italia Group will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if the Telecom Italia Group adjusts these estimates in future periods, operating results could be significantly affected.

Valuation of goodwill

Goodwill resulting from business combinations is amortized on a straight-line basis over its estimated useful life.

The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed. Such allocation is often based on judgmental factors and estimates of fair values for assets that may not have a readily determinable market value. In addition, the useful life assigned to goodwill is an estimate based on the judgment of management at the time of acquisition. The estimated useful life is subject to adjustment if facts and circumstances indicate that the assets’ economic life has been affected by other variables, including technological feasibility, competitive factors and contractual rights.

Nonscheduled write-downs are provided when an impairment in the value of goodwill occurs. Telecom Italia reviews on a regular basis the performance of its subsidiaries. When there is reason to believe that the goodwill arising from the acquisition of a business is impaired and that the impairment is of a permanent nature, Telecom Italia compares the carrying amount of that subsidiary or business to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates. Methods commonly used by Telecom Italia for valuations include discounted cash flow methods, comparable market multiples and quoted stock market prices, if available. Factors affecting estimated fair values typically include discount rates, future cash flows, growth rates, weighted average cost of capital, market prices and control premiums. These estimates, including the methodologies used, are important in determining fair value and ultimately the amount of any goodwill impairment.

As of January 1, 2002 the Telecom Italia Group adopted the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result the Telecom Italia Group has ceased amortization of goodwill and indefinite lived intangible assets for U.S. GAAP purposes. The requirements of SFAS 142 include that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset, if available, should be used. If not available, then other valuation techniques, including discounted cash flow, comparables, etc., are acceptable. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans, require substantial management judgment and discretion. If actual results differ from these estimates, or if the Telecom Italia Group adjusts these estimates in future periods, operating results could be significantly affected.

Financial assets

Telecom Italia holds minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and that have highly volatile share prices. Telecom Italia records an investment impairment charge when it believes an investment has experienced a decline in value that is permanent. Determining whether an impairment is permanent involves considerable judgment and relies heavily on an assessment by management regarding the future development of the investee. In measuring impairments, Telecom Italia uses fair value as described above for goodwill impairments.

Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments.

For purposes of the Telecom Italia Group’s U.S. GAAP reporting, the Telecom Italia Group uses the guidance established in APB 18, The Equity Method of Accounting for Investments in Common Stock. If management concludes that an investment has incurred an other than temporary decline in value, a charge to earnings is recorded. In determining whether a decline is other than temporary and the amount of the decline, management considers several factors such as the investee’s inability to sustain an earning capacity which would justify the carrying amount, the current fair value (quoted market price, when available) of the investment and other factors, including assessments of the investees business plan and the medium to long-term economic outlook for the industry. The evaluation of all of these factors entails that management formulates assumptions that are subject to uncertainty.

Deferred taxes

Telecom Italia is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves a jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of the temporary differences resulting from differing treatment of items, such as accruals and amortization, among others, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within Telecom Italia’s consolidated balance sheet. Telecom Italia must assess in the course of its tax planning process the ability of the Company and its subsidiaries to obtain the benefit of deferred tax assets based on expected future taxable income and available tax planning strategies. If in management’s judgment, the deferred tax assets recorded will not be recovered, a valuation allowance is recorded to reduce the deferred tax asset.

Significant management judgment is required in determining Telecom Italia’s provision for income taxes, deferred tax assets, deferred tax liabilities and valuation allowances to reflect the potential inability to fully recover deferred tax assets. In the Telecom Italia Group’s Italian GAAP financial statements, the Telecom Italia Group generally applies a realization period of three to five years for the recognition of both deferred tax assets and liabilities. The analysis is based on the estimates of taxable income in the jurisdictions in which the Telecom Italia Group operates and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or Telecom Italia adjusts these estimates in future periods, Telecom Italia may need to establish an additional valuation allowance which could adversely affect Telecom Italia’s financial position and results of operations.

Under U.S. GAAP, the Telecom Italia Group assesses the recoverability of tax assets based on the criteria of “more likely than not”, that is, a probability of recoverability just over 50%. The probability assessment requires significant judgment regarding the timing of future book and tax reversals, which could be materially different from the actual results.

Accrued liabilities

Considerable judgment is exercised by Telecom Italia in recording the Company’s accrued liabilities and its exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

Judgment is necessary in assessing the likelihood that a pending claim or a liability will arise and to quantify the possible range of the final settlement. In case the occurrence of a contingency or potential liability is more likely than not, Telecom Italia accrues an amount for contingent liabilities that represents management’s estimate at that date. Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount accrued.

For purposes of U.S. GAAP, the Telecom Italia Group applies the guidance outlined in SFAS 5, Accounting for Contingencies. Under SFAS 5 a loss contingency is considered to exist when a future use of assets to settle a liability or claim is considered probable and can be reasonably estimated. The necessary estimates used by management rely on the analysis of internal specialists, attorneys, actuaries or other external specialists as considered necessary. A revision of the original estimates may significantly affect future operating results.

Financing, acquisition and lease transactions

Telecom Italia has entered into several financing, acquisition and lease transactions that have resulted in material off balance sheet accounting treatment. These transactions include entering into a put and call-agreement related to the acquisition of SEAT, the sale and the subsequent lease of certain real estate assets, the sale of a portion of Telecom Italia’s equity interest in certain satellite sector entities, and the sale of trade accounts receivable under a securitization program.

Telecom Italia has acquired several companies using the shares of listed subsidiaries as a form of currency, often in conjunction with a mix of cash. For purposes of acquisition accounting, no economic value is ascribed to the shares exchanged, therefore the recorded value of the acquired company does not reflect the value of the underlying shares given up. For purposes of U.S. GAAP, the shares of the subsidiaries used to acquire a target are fair valued as part of the purchase price, generally based on the quoted market price of the shares at the date of the announcement. As there is an economic value ascribed to these shares, the total investment in the acquired company is generally larger, including the associated goodwill, on a U.S. GAAP basis. From 2002, as part of the adoption of SFAS 142, this goodwill is no longer amortized, but rather becomes subject to the fair value impairment tests as previously described.

Under Italian GAAP the put-call arrangement associated with the acquisition of SEAT effectively results in a commitment of the Company to acquire a certain number of additional shares of SEAT at an agreed upon price. Neither the increase in the value of the investment in SEAT, nor the related commitment were required to be recorded as an asset and liability, respectively. Under U.S. GAAP these types of arrangements, and others entered into by the Telecom Italia Group that involve the use of puts and calls as a means to effect a transaction, are accounted for based on the substance of the underlying contractual rights and benefits, and can serve to increase the acquisition cost, total indebtedness or compensation expense.

The sale and the subsequent lease of certain real estate assets, the sale of a portion of Telecom Italia’s equity interest in certain satellite sector entities, and the sale of accounts receivable under securitization programs have been recorded as sale transactions and gains or losses were recognized for the differences between the fair value of the consideration received and the carrying value of the real estate assets, investments, and receivables sold. The real estate assets sold continue to be used in the ordinary course of operations of the Telecom Italia Group and are accounted for as operating leases. Management has substantial flexibility in structuring transactions to effect the recognition of assets, liabilities’ gains and losses. For purposes of U.S. GAAP, the sale of the real estate portfolio’s were not considered to be sales as the Telecom Italia Group maintained a continuing interest in the properties, therefore no gains were recognized and the assets remain on the balance sheet, with the cash received treated as a secured borrowing. Similarly, the securitization of certain equity stakes in the satellite sector with a special purpose entity resulted in that structured entity also being fully consolidated in the U.S. GAAP results of the Group.

However, the Group was able to deconsolidate the special purpose entity related to the accounts receivable securitization program initiated in 2001.

In general, U.S. GAAP requires a “substance over form” approach to structured transactions, including real estate leases, securitizations and other structured finance transactions. For purposes of U.S. GAAP, the Telecom Italia Group will adopt the financial reporting guidelines of FIN 46, Consolidation of Variable Interest Entities (an interpretation of ARB 51). Consolidation will no longer be determined solely on the majority of voting interests approach, but instead on identifying the enterprise holding the controlling financial interests in the variable interest entity. The assessment of which party is the controlling financial interest will require management to assess each transaction in which it currently holds such financial interests, assessing the probability of expected future gains and losses to arrive at a final decision regarding consolidation.

Derivatives

The Telecom Italia Group enters into several different types of derivative contracts in order to adjust and manage the various cash flows associated with foreign currency and interest rate exposures. For purposes of

Italian GAAP, the changes in the fair value of the derivative contract are not accounted for in the statement of operations until the contract has expired. The notional amount of the contracts open at the end of the fiscal year is disclosed.

Starting in 2001, for purposes of U.S. GAAP the Telecom Italia Group has used the guidance established in SFAS 133, Accounting for Derivative Instruments and Hedging Activities. Under U.S. GAAP, the Telecom Italia Group recognizes the change in the fair value of the derivative contract in the calculation of net income or loss for the period. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different assumptions could produce different financial results.

Adoption of International Accounting Standards

Recently, the EU has again restated its intention to require all listed companies within the EU member countries to adopt consistent accounting standards. The accounting standards that have been selected by the EU as the framework for this adoption are International Accounting Standards, now referred to as International Financial Reporting Standards (“IFRS”). The adoption of IFRS will be required no later than 2005. The adoption will require enabling legislation in each jurisdiction, including Italy, in order to grant to public companies in each member state the authorization to adopt accounting principles that are divergent from national standards. The requirement to adopt IFRS is part of the EU’s efforts to increase transparency and foster capital market efficiency in the EU.

The Telecom Italia Group currently uses Italian GAAP as its basis for financial reporting. The Telecom Italia Group also uses U.S. GAAP to meet its regulatory reporting requirements in the United States. For certain transactions, the results as reported under Italian GAAP can differ materially from the same transaction reported under U.S. GAAP. The Telecom Italia Group has established within selected subsidiaries designated IAS teams to assess the impact of adoption on the financial reporting of those entities, including a review of the various alternatives available under IFRS for accounting policies. Given the relatively early stage of implementation of IFRS, it is too early to determine the impact, if any, that the adoption of IFRS will have on the financial position and results of operations of the Telecom Italia Group.

Results of Operations

General

During 2000 Telecom Italia completed the merger of Tin.it, its internet service provider, with SEAT, in a transaction which resulted in the Telecom Italia Group owning approximately 60% of SEAT’s ordinary share capital. Although SEAT was fully consolidated for balance sheet purposes at December 31, 2000, SEAT’s results of operations were not included in the Telecom Italia Group’s statement of operations for purposes of Italian GAAP. As a result, the full impact of the SEAT acquisition was included in results of operations beginning only in 2001. Therefore the results of operations of the Internet and Media Business Unit is not comparable between 2001 and 2000 due to the SEAT acquisition. SEAT, as merged with Tin.it makes up Telecom Italia’s Internet and Media Business Unit.

Late 2000 marked the start of the transformation of the Telecom Italia Group announced in conjunction with the take-over by Olivetti. The transformation was shaped by the divestiture of non-core businesses, the focus on core areas and the reorganization of the controlling structure of the international companies. The Telecom Italia Group was reorganized into various autonomous Business Units from the standpoint of management, objectives, strategies and operational leverage.

At the beginning of 2001 the Telecom Italia Group reorganized its businesses into business units and began reporting its results by business unit during 2001.

Following the controlling interest acquisition by Olimpia in Olivetti, and a new management and a new Board of Directors taking control, the Telecom Italia Group implemented a further restructuring plan. This plan also included further divestitures of assets, particularly non-strategic international assets. In addition, during 2002 the Telecom Italia Group reorganized its business units as follows:

•	in early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group; beginning January 1, 2002, Saritel S.p.A. was consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit. For purposes of a more meaningful comparison, the data relating to 2001 and 2000 (pro forma) has been restated;

•	in May 2002, the International Operations (IOP) “Operating Activity” was eliminated. While the companies involved maintained the same corporate control structure, the companies and business segments of Telecom Italia which formerly reported to the IOP have been transferred to Domestic Wireline (Intelcom San Marino and Golden Lines), the Foreign Holdings Corporate Function (9Telecom Reseau group, BBNed group, Auna group, Telekom Austria group, Telekom Srbija, Etec S.A. and the residual segment of the former IOP), while all the companies based in Latin America are now coordinated by Latin America Operations (LAO).

At the end of 2002 the businesses of the Telecom Italia Group was organized on the basis of the following Business Units:

Domestic Wireline.    This business unit includes Telecom Italia Domestic Wireline (TIDW) which relates to the Italian domestic fixed line voice and data businesses on the fixed network; national businesses such as Atesia, related to call center, telemarketing and market research; Path.Net, responsible for the development and management of the single Public Administration Network (R.U.P.A.); and international activities relating to developing networks such as the European, Mediterranean and Latin American fiber optic rings. As a result of the 2002 reorganization Saritel has been moved to the Information Technology Group Operating Activity and Intelcom San Marino S.p.A. is now part of the Domestic Wireline Business Unit.

Mobile.    This business unit includes national and international mobile telecommunications businesses which are managed by TIM. Beginning in 2001 international mobile operations were consolidated and managed by TIM, through TIM International. International mobile operations are concentrated in the Mediterranean Basin and in Latin America.

South America.    In May 2002, following the elimination of the International Operations (IOP) “Operating Activity”, all the companies based in Latin America are now coordinated by Latin America Operations (LAO). Starting from February 2003, Latin America Operations (LAO) reports directly to Mr. Carlo Buora, Chief Executive Officer for the fixed line telephone services and to Mr. Marco De Benedetti, CEO of the Business Unit Mobile for wireless services.

Internet and Media.    This business unit includes the SEAT group, which was consolidated with the Telecom Italia Group in results of operations for the first time in 2001. This business segment is responsible for the whole chain of value in the media sector. Its operations run from directories to telephone publishing and television. The Business Unit is also the national leader in the marketing of products and services for the office. Seat Pagine Gialle promotes the development of all Internet services for residential customers and for small and medium-size companies, offering access, portals and web services. The Directories and Directory Assistance portion of the Internet and Media segment are expected to be divested in 2003. Please see “Item 4. Information on the Telecom Italia Group—Recent Developments—SEAT Spin-off and Proposed Sale”.

Information Technology Market.    The Information Technology Market Business Unit (the Finsiel group) was created in the early months of 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit by type of customer. The Business Unit is responsible for organizing the information technology activities of the Telecom Italia Group oriented towards the external market, in particular, central and local administrations moving towards decentralization and e-government, as well as banks and businesses. Its product range covers the whole chain of value of information services. The IT Market Business Unit creates solutions and services around platforms and products of the main market vendors. Customers’ problems are solved in one of three possible ways: by acquiring existing solutions on the market, developing special solutions, or by integrating components offered by Finsiel with typical market platforms (e.g.: Microsoft, SAP and Oracle).

Information Technology Group.    The Information Technology Group Operating Activity was created in early 2002 as a result of the rationalization of activities previously carried out in the Information Technology Services Business Unit. The unit also incorporates the operations of the TILab group which focuses on research and development. The Operating Activity is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

For a complete description of these Business Units, see “Item 4. Information on the Telecom Italia Group––Business Units.” For purposes of the following discussion selected financial data of each Business Unit has been provided for 2000 (pro forma), 2001 and 2002.

Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2003 compared to March 31, 2002

The information in this section should be read in conjunction with Telecom Italia’s consolidated financial statements, and the notes thereto, included elsewhere in this Annual Report.

The summary historical consolidated financial data for the Telecom Italia Group as of March 31, 2003, and for the three months ended March 31, 2002, have been derived from unaudited interim consolidated financial statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for the unaudited interim periods. Results for the three months ended March 31, 2003 are not necessarily indicative of results that may be expected for the entire year.

	Three Months ended March 31,
	2002	2003
	(Unaudited) (millions of Euro)
Statement of Operations Data:
Operating revenues	7,265	7,125
Other income	73	65

Total revenues	7,338	7,190

Cost of materials	295	338
Salaries and social security contributions	1,170	1,079
Depreciation and amortization	1,421	1,319
Other external charges	2,815	2,769
Changes in inventories	(21)	(36)
Capitalized internal construction costs	(73)	(145)

Total operating expenses	5,607	5,324

Operating income	1,731	1,866

Financial income	171	206
Financial expense	(681)	(622)
of which writedowns and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies, net	(34)	(118)
Other income and expense, net	543	(2)

Income before income taxes and minority interests	1,764	1,448
Income taxes	(624)	(703)

Net income before minority interests	1,140	745
Minority interest	(419)	(242)

Net income	721	503

	As of December 31, 2002	As of March 31, 2003
		(Unaudited)
	(millions of Euro)
Balance Sheet Data:
Total current assets	15,716	15,828
Total fixed assets, net	19,291	18,748
Intangible assets, net	13,052	12,792
Total assets	52,786	51,400
Total short-term debt	5,089	3,599
Total current liabilities	17,616	15,731
Total long-term debt	15,018	14,889
Total liabilities	39,959	37,909
Total shareholders’ equity before minority interest	9,049	9,518
Total stockholders’ equity	12,827	13,491

The following table sets forth operating revenues, gross operating profit and operating income by Business Unit.

	Operating Revenues		Gross Operating Profit		Operating Income
	Three months ended March 31,		Three months ended March 31,		Three months ended March 31,
	2002	2003	2002	2003	2002	2003
	(Unaudited) (millions of Euro)
Domestic Wireline(1)	4,175	4,235	1,941	1,973	1,198	1,233
Mobile	2,498	2,616	1,221	1,262	831	897
South America(2)	370	292	127	102	46	37
Internet and Media	333	345	27	47	(69)	(35)
IT Market(1)	278	156	33	10	25	0
IT Group(1)	168	229	11	11	(12)	(23)
Other activities and elimination(1)(3)	(557)	(748)	(86)	(102)	(288)	(243)

Total	7,265	7,125	3,274	3,303	1,731	1,866

(1)	Since January 1, 2003, the groups Netikos, Webegg and TILab, as well as the companies Loquendo and Eustema are no longer part of the IT Group Operating Activity. As a result of this reorganization, the groups Netikos and Webegg and the company Eustema were transferred to the IT Market Business Unit, the company Loquendo has been moved to the Domestic Wireline Business Unit and the TILab group is included in Other Activities. The data relating to the first quarter ended March 31, 2002 has been reclassified and presented consistent with the first quarter ended March 31, 2003 presentation.
(2)	The data refers to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(3)	The data presented includes the operations of the Foreign Holdings Corporate Function, TILab, the Real Estate activities, previously carried out by the Real Estate and General Services Operating Activity which was eliminated in February 2003 and the former Business Unit Satellite Services (the Telespazio group) which was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002.

Telecom Italia Group Consolidated Results

For the three months ended March 31, 2003, the consolidated net income after minority interests was €503 million (€745 million before minority interests) compared to €721 million (€1,140 million before minority interests) for the first three months of 2002, which included net capital gains of €339 million arising from the disposal of equity stakes in Bouygues Decaux Telecom and Lottomatica. Excluding these net capital gains, consolidated net income after minority interests for the first three months of 2003 increased by €121 million compared to the first three months of 2002.

The Telecom Italia group’s consolidated operating revenues for the three months ended March 31, 2003 were €7,125 million, a decrease of €140 million or 1.9% compared to the same period in 2002. Excluding the negative effects of exchange rate fluctuations (€348 million) and changes to the consolidation area (€218 million), organic growth reached 6.4% (an increase of €426 million). In particular, 9Telecom group and Sogei S.p.A. (consolidated for the first six months of 2002) as well as the Telespazio group (consolidated until 30 September 2002) left the scope of consolidation, while the Webegg group was added. Organic growth of consolidated operating revenues (revenues based on constant currency and excluding the effects of consolidation changes) reflected:

•	the significant increase in the revenues of the Mobile business unit which in Italy grew as a consequence of the positive performance of voice traffic, the development of value-added services (VAS) and sales of mobile phones boosted by the expansion of Multimedia Message Services (MMS);

•	the increase in the revenues of wireline/integrated companies in South America and Domestic Wireline (an increase of 1.4% compared to the first quarter of 2002) was due primarily to the growth in income from basic subscription charges and from sales. It more than compensated for the slight decline in traffic (a decrease of € 7.2 million compared to the first quarter of 2002) which decreased in the retail segment and increased in the wholesale area; and

•	the positive contribution of the Internet and Media business unit.

As of March 31, 2003, Telecom Italia had 27.1 million domestic subscriber fixed lines, including ISDN equivalent lines (substantially in line with domestic subscriber fixed lines as of December 31, 2002 and March 31, 2002) and TIM in Italy had 25.7 million domestic mobile lines (compared to 25.3 million as of December 31, 2002 and 24.1 million as of March 31, 2002).

Telecom Italia’s consolidated gross operating profit as calculated below (“Gross Operating Profit”) was flat at €3,303 million for the three months ended March 31, 2003 compared to €3,274 million for the three months ended March 31, 2002 (please see table below). Excluding the negative effects of exchange rate fluctuations and changes to the consolidation area (€96 million), organic growth was 3.9% (an increase of €125 million).

The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operations items included in calculating Gross Operating Profit:

	Three Months ended March 31,
	2002	2003
	(Unaudited) (millions of Euro)
Operating income	1,731	1,866
Depreciation and Amortization	1,421	1,319
Other external charges:
• Provision for bad debts	86	75
• Write-downs of fixed assets and intangibles	3	0
• Provision for risk	23	30
• Other provisions and operating charges	78	71
Other income (excluding operating grants, reimbursements for personal costs and costs of external services rendered)	(68)	(58)

Gross Operating Profit	3,274	3,303

Telecom Italia believes that Gross Operating Profit (as calculated above) provides the best indication of the Telecom Italia Group’s operating performance and is meaningful information for investors. In addition the Telecom Italia Group also believes (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group.

Gross operating margin (Gross Operating Profit as a percentage of operating revenues) was 46.4% for the three months ended March 31, 2003, compared to 45.1% for the three months ended March 31, 2002.

Telecom Italia’s consolidated operating income (total revenues less total operating expenses, including depreciation and amortization and other charges) amounted to €1,866 million for the three months ended March 31, 2003 compared to €1,731 million for the three months ended March 31, 2002 (an increase of 7.8%). Excluding the negative effects of exchange rate fluctuations and changes to the consolidation area, organic growth was 6.4%. The increase in operating income was largely due to the decrease in depreciation and amortization principally due to the write-down of the Seat Pagine Gialle goodwill made in 2002.

As a percentage of operating revenues, operating income increased from 23.8% in the first quarter of 2002 to 26.2% in the first quarter of 2003.

Financial income and financial expense, net, showed an improvement of €94 million, from a negative balance of €510 million in the first quarter of 2002 to a negative balance of €416 million in the first quarter of 2003, mainly as a result of the followings:

•	a decrease in interest expense due to lower average borrowings outstanding during the first quarter of 2003 as well as the improvement of the exchange rate which positively impacted some Latin American companies operating in Brazil and Venezuela, partially offset by;

•	the increase in net write-downs and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies (from €34 million in the first three months of 2002 to €118 million in the first quarter of 2003).

Other income and expense, net was a loss of €2 million in the first quarter of 2003 compared to income of €543 million in the first quarter of 2002, a decrease of €545 million. This decrease was principally a result of the disposals of Bouygues Decaux Telecom (€484 million) and Lottomatica (€133 million) which occurred in the first quarter of 2002.

The Telecom Italia Group’s net financial debt of €16,079 million represented a decrease from December 31, 2002 of €2,039 million, mainly as a result of the followings:

•	cash flow from operating activities was higher than capital expenditures (goodwill included) and financial investments totaling €860 million (€1,227 million in the first three months of 2002); and

•	proceeds from the first two installments relating to the disposal of Telekom Srbija of €60 million.

Net financial debt is determined as follows:

	As of December 31, 2002	As of March 31, 2003
		(Unaudited)
	(millions of Euro)
Short-term debt, including current portion of long-term debt	5,089	3,599
Long-term debt	15,018	14,889
Cash and cash equivalents:
• Bank and postal accounts	(1,251)	(1,884)
• Cash and valuables on hand	(4)	(44)
• Receivables for sales of securities	(55)	(77)
• Marketable debt securities	(278)	(283)
Financial accounts receivable (included under “Receivables” and “Other Current Assets”)	(683)	(406)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net	282	285

Net Financial Debt	18,118	16,079

The portion of gross financial debt due beyond twelve months rose from 75% at December 31, 2002 to 81% at March 31, 2003, including in long-term debt its current portion the percentage went up to 93% (88% as of December 31, 2002). See, however, “Item 8. Financial Information––Condensed Consolidated Pro Forma Financial Data” and “Item 8. Financial Information––Pro Forma Liquidity and Capital Resources.”

The securitization program, begun in June 2001, also continued for trade accounts receivable generated by the services rendered to residential customers of Telecom Italia S.p.A. The securitization of receivables led to an improvement in consolidated net financial debt as of March 31, 2003 of €839 million (€826 million as of December 31, 2002).

As of March 31, 2003, the Telecom Italia Group had 100,765 employees, a decrease of 948 units compared to December 31, 2002. The fall is primarily due to the changes to the area of consolidation (a decrease of 819 units), in connection with the disposal of Tess, Telecom Italia’s wholly owned subsidiary operating in the information systems for payroll services (a reduction of 404 units), the sale of the Logistic business segment of Telecom Italia Domestic Wireline (a decrease of 337 units) and the disposal of other minor companies in the Internet and Media Business Unit (a decrease of 78 units).

Business Units

The following discussion relates to the Telecom Italia Group’s principal Business Units as they were organized in the first quarter of 2003. In particular, in early 2003, the Telecom Italia Group further reorganized certain of its business units. Starting from January 1, 2003, the groups Netikos, Webegg and TILab, as well as the companies Loquendo and Eustema are no longer part of the Information Technology Group Operating Activity. As a result of this reorganization:

•	the groups Netikos and Webegg and the company Eustema are included in the Information Technology Market Business Unit;

•	Loquendo is included in Domestic Wireline Business Unit; and

•	TILab group is included in Other Activities.

Domestic Wireline

Domestic Wireline gross operating revenues for the three months ended March 31, 2003 were €4,235 million, an increase of 1.4% compared to €4,175 million for the three months ended March 31, 2002. The increase in revenues was due, in particular, to the higher revenues from basic subscription charges and sales which more than offset the slight decline in traffic revenues (a decrease of €7.2 million compared to the first quarter of 2002). The decline in traffic revenues was attributable to a reduction in the retail sector offset in part by an increase in the wholesale sector. The slight reduction in retail traffic (a decline of approximately €13.3 million or 0.8%) was due to the erosion of revenues from Voice and On Line Dial Up traffic partially offset by an increase in revenues from VAS traffic and Data traffic. In particular, the erosion of revenues from Voice and On Line Dial Up traffic continues to be affected by a number of factors, such as:

•	Domestic Wireline’s marketing strategy of giving preference to flat rate plans, which, in terms of economic results, lower the average yield on traffic and increase revenues from basic subscription charges; and

•	rate adjustments which lower average prices and access charges.

Revenues from national and international wholesale traffic (a total increase of €6.1 million or 1.3% compared to the first quarter of 2002), was attributable to growth of international traffic as a result of higher volumes of in transit traffic, which compensated for the reduction in national traffic generated mainly by an average reduction in the yield equal to 30%, compared to the first quarter of 2002.

Revenues from basic subscription charges and sales increased by approximately €110 million compared to the first quarter of 2002. Revenues from basic subscription charges rose by approximately €80 million, reflecting an increase in the retail segment of approximately €87 million, for access (an increase of approximately €54 million) and ADSL (an increase of approximately €27 million). Revenues from sales rose by approximately €30 million.

Gross operating profit increased from €1,941 million in the three months ended March 31, 2002 to €1,973 million in the three months ended March 31, 2003.

The Domestic Wireline Business Unit gross operating margin increased from 46.5% in the three months ended March 31, 2002 to 46.6% in the three months ended March 31, 2003. This improvement was due to the cost savings generated by further reductions in personnel, lower general and administrative expenses and network efficiency.

Operating income improved by 2.9% from €1,198 million in the first three months of 2002 to €1,233 million in the first three months ended March 31, 2003.

As of March 31, 2003, the Domestic Wireline Business Unit had 53,177 employees, a reduction of 680 units compared to December 31, 2002 (of which 337 units was relating to the sale of the Logistic business segment).

Mobile (TIM group)

TIM group gross operating revenues were €2,616 million for the three months ended March 31, 2003, a 4.7% increase over gross operating revenues for the same period in 2002 (€2,498 million). Net of devaluation of the Brazilian and Venezuelan exchange rates, the revenue growth in the first quarter of 2003 would have reached 15.4% with respect to the same period in 2002. This increase was primarily due to the positive performance of the Domestic Business and the improvements in STET Hellas (the Greek mobile operator).

Consolidated Gross Operating Profit increased by 3.4% from €1,221 million for the three months ended March 31, 2002 to €1,262 million for the three months ended March 31, 2003. Excluding the negative effects of exchange rate fluctuations, organic growth reached 8.1%. Such increase was due to the positive performance of the existing activities (Italy, Greece and Brazilian companies operating the TDMA technology), which offset the higher cost attributable to the start-up of the GSM service in Brazil launched in October 2002. The gross operating margin declined slightly from 48.9% for the first three months of 2002 to 48.2% for the first three months of 2003.

TIM group operating income for the three months ended March 31, 2003 increased by 7.9% to €897 million compared to the first three months of 2002 (€831 million).

As of March 31, 2003, the TIM group had 40.2 million wireless lines, not including Telecom Italia Group wireless lines, an increase of 2.7% compared to December 31, 2002. The TIM group lines include the lines of Aria—Is TIM (the Turkish mobile operator) and the lines of Radiomobil.

The Mobile Services Business Unit’s employees numbered 18,913 as of March 31, 2003, an increase of 211 compared to December 31, 2002.

For TIM, the Mobile Services business unit’s parent company, operating revenues for the three months ended March 31, 2003 were €2,149 million, an increase of 9% over the three months ended March 31, 2002. The growth of operating revenues was the result of the positive trend both in the evolution of voice traffic (+5.3% with respect to the same period of 2002) and of value added services (VAS), which in the first quarter of 2003 amounted to €233 million (+38.7% with respect to the same period of 2002). In the first quarter of 2003 the ratio of operating revenues from VAS to total service revenues was 11.1% compared to 8.6% in the first quarter of 2002.

TIM Gross Operating Profit for the three months ended March 31, 2003 was €1,136 million, a 7.6% increase compared to the first three months of 2002, while gross operating margin decreased to 52.9% from 53.5%.

TIM operating income for the first three months of 2003 was €880 million, a 10.8% increase compared to the three months ended March 31, 2002. Such increase benefited from lower amortization expense, relating to the UMTS license as a result of the issuance of the Presidential Decree No. 211 of August 1, 2002 which changed the period of individual licenses in the TLC sector from 15 to 20 years (with an extension also for those already issued).

South America

The following information relates to the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia.

Gross operating revenues for the first three months of 2003 decreased by 21.1% from €370 million for the first three months of 2002 to €292 million. The decrease in gross operating revenues was mainly due to exchange rate fluctuations which had a negative impact of €101 million (€88 million for Chilean Peso and €13 million for the Boliviano). Excluding this effect, €23 million of growth would have been recorded, related to the improved revenues of the Entel Chile group (an increase of 8.1% in local currency) partly offset by a slight reduction in revenues of Entel Bolivia (a decrease of 0.8%). In addition revenues were also reduced due to the suspension with effect from April 1, 2002 of the contribution of the management fee under the terms of the contract with Telecom Argentina, due to Telecom Argentina’s financial difficulties.

Gross Operating Profit was €102 million in the first three months of 2003 compared with €127 million for the first three months of 2002, a decrease of 19.7%. Excluding the negative effects of exchange rate fluctuations, organic growth was €9 million. Gross operating margin increased from 34.3% in the first three months of 2002 to 34.9% in the three months ended March 31, 2003.

Operating income decreased by €9 million or 19.6% from €46 million in the first quarter of 2002 compared to €37 million in the first quarter of 2003. The negative impact due to exchange rate fluctuations was €12 million.

As of March 31, 2003, South America had 5,412 employees, with a decrease of 49 units compared to the end of 2002.

*    *    *    *

In order to give an overall view of Latin America Operations (LAO), the following table sets forth, for the periods indicated, certain financial and other data for all the companies operating in South America (including also those operating under the Mobile business unit), providing both wireline and mobile phone services.

	Three Months ended March 31,
South America	2002	2003
	(millions of Euro, except employees)
Gross operating revenues	758	584

Gross Operating Profit	241	165

Operating income	44	14

Number of employees at period-end(1)	11,977	12,794

(1)	As of December 31, 2002 the employees numbered 12,511.

Internet and Media

For the three months ended March 31, 2003, SEAT’s consolidated operating revenues were €345 million compared to €333 million for the three months ended March 31, 2002, an increase of 3.6%. This increase was mainly due to the positive contributions of the Directories business (an increase of 2.1% compared to the first quarter of 2002) and of Internet services which achieved a significant increase in operating revenues and continued to increase its profitability as a consequence of diversification of revenue sources and broadband development.

The gross operating profit increased significantly (+74.1%), from €27 million in the first quarter of 2002 to €47 million in the first quarter of 2003, principally due to improvements in almost all areas of business and, in particular, in the areas of the Internet, Directories and Television.

For the three months ended March 31, 2003, operating income was a loss of €35 million compared to a loss of €69 million in the same period of 2002, an improvement of 49.3%. The lower loss was partly due to the reduction of adjusting provisions resulting from a more effective management of credit.

As of March 31, 2003, SEAT group had 7,559 employees, with a decrease of 156 units compared to the end of 2002.

Information Technology Market

Gross operating revenues were €156 million for the first quarter of 2003 compared to €278 million for the first quarter of 2002, a decrease of €32 million on a comparable consolidation basis (excluding data relating to Sogei and Consiel and including the Webegg group, the Netikos group and Eustema). This decrease was mainly attributable to the reduction in the revenues of Finsiel, resulting from lower volumes and generally lower prices charged to main customers, and to a contraction in the revenues of the Webegg group and, to a lesser extent, of Banksiel. This contraction was offset by an increase from the rise in the activities of Eustema and Eis, and the effect of the contributions made by Agrisian.

Gross Operating Profit decreased from €33 million (€22 million on a comparable consolidation basis) in the first quarter of 2002 to €10 million in the first quarter of 2003 and operating income decreased from €25 million (€14 million on a comparable consolidation basis) in the first quarter of 2002 to €0 million in the first quarter of 2003. These decreases were due to the above-mentioned price reductions with regard to main customers and were principally attributable to Finsiel.

As of March 31, 2003, Information Technology Market had 5,478 employees, with a decrease of 28 units compared to the end of 2002.

Information Technology Group

Gross operating revenues were €229 million for the first quarter of 2003 compared to €168 million for the first quarter of 2002, an increase of €61 million. This increase was principally due to higher volumes of work on business systems, operational systems and institutional projects, as well as the conclusion of some projects which were still in progress at December 31, 2002, namely projects for the Domestic Wireline Business Unit of Telecom Italia on Broadband, UNICA TD and Order Manager.

The gross operating profit, which remained unchanged in absolute terms (€11 million in the first quarter of 2003 and 2002), and the operating loss (€23 million in the first quarter of 2003 compared to a loss of €12 million in the first quarter of 2002) reflect the fall in prices which took place in the second half of 2002. Furthermore, operating loss was impacted by the increase in depreciation as a result of higher investments in infrastructure activities, principally made in the second half of 2002.

As of March 31, 2003, Information Technology Group had 5,059 employees, with an increase of 20 units compared to the end of 2002.

Results of Operations for the Three Years Ended December 31, 2002

Change in scope of consolidation

The results of operations of the Telecom Italia Group fully consolidate all Italian and foreign subsidiaries (other than subsidiaries not material to the Telecom Italia Group) in which Telecom Italia holds, directly or indirectly, more than 50% of the voting stock or has dominant influence (effective control).

Beginning with the 2001 results of operations, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally as permitted by art. 37 of Legislative Decree No. 127/1991, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group had been accounted for by the equity method.

Other entities in which Telecom Italia holds, directly or indirectly, between 20% and 50% of the voting rights, including jointly controlled companies, are accounted for under the equity method. These include a large number of its international investments. The equity in the earnings of such entities (i.e.: Telecom Italia’s proportional share in the profits or losses of these entities) is included in financial expense. See Note 22 of Notes to the Consolidated Financial Statements included elsewhere herein.

For purposes of the discussion which follows, we will only use the pro forma 2000 numbers so that all three years, 2002, 2001 and 2000, will be comparable as it relates to the treatment of the Nortel Inversora group.

The following main changes in the scope of consolidation took place during the three year period (2002, 2001 and 2000):

•	some investments were disposed of in 2002 and were consolidated in the results of operations as follows: the 9Telecom group for the period from January 1, 2002 to June 30, 2002; the former Satellite Services Business Unit for the period from January 1, 2002 to September 30, 2002 and the company Sogei for the period from January 1, 2002 to June 30, 2002;

•	the groups SEAT Pagine Gialle, Jet Multimedia, Magéos Explorer and Maxitel and the companies Digitel and Eustema were acquired at the end of 2000 and were consolidated in 2000 only for balance sheet purposes. These groups and companies were fully consolidated in the 2001 results of operations;

•	the Entel Chile group was included in the scope of consolidation beginning in 2001. Prior to 2001 this group was accounted for on an equity basis;

•	the Sirti and Italtel groups, disposed of during the last part of fiscal 2000, were consolidated only in the statement of operations for the period from January 1, 2000 to September 30, 2000.

The following table sets forth the Telecom Italia Group’s Italian GAAP statements of operations for the years ended December 31, 2000 (pro forma), 2001 and 2002.

	2000(1) (pro forma)	2001	2002
	(millions of Euro)
Operating revenues	27,169	30,818	30,400
Other income	402	417	479

Total revenues	27,571	31,235	30,879

Cost of materials	2,132	1,972	1,779
Salaries and social security contributions	4,745	4,666	4,540
Depreciation and amortization	5,209	6,275	5,877
Other external charges	10,130	12,171	11,949
Changes in inventories	(255)	58	28
Capitalized internal construction costs	(831)	(581)	(675)

Total operating expenses	21,130	24,561	23,498

Operating income	6,441	6,674	7,381

Financial income	806	1,076	1,236
Financial expense	(2,261)	(5,031)	(3,399)
of which writedowns and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies, net	(1,011)	(1,616)	(465)
Other income and (expense), net	(184)	(3,452)	(5,637)

Income (loss) before income taxes and minority interests	4,802	(733)	(419)
Income taxes	(1,910)	(925)	716

Net income (loss) before minority interests	2,892	(1,658)	297
Minority interest	(864)	(410)	(619)

Net income (loss)	2,028	(2,068)	(322)

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Business Unit Financial Data

The Telecom Italia Group operates predominantly in Italy and its core business is focused on domestic and international telecommunications services. For purposes of this Operating and Financial Review the Telecom Italia Group is providing three years of certain financial data for its Business Units.

The table below sets forth the gross operating revenues, gross operating profit, operating income and other data for the Telecom Italia Group’s Business Units, for the last three years:

		Domestic Wireline (1)	Mobile	South America (1)(2)	Internet and Media	IT Market (3)	IT Group (3)	Sub Total	Other activities and eliminations (4)	Consolidated Total
		(millions of Euro, except number of employees)
Gross operating revenues	2002	17,022	10,867	1,409	1,991	912	1,215	33,416	(3,016)	30,400
	2001	17,168	10,250	1,534	1,957	1,198	1,198	33,305	(2,487)	30,818
	2000 (pro forma)(6)	17,419	9,418	312	263	1,135	1,332	29,879	(2,710)	27,169
	2000	17,419	9,418	2,100	263	1,135	1,332	31,667	(2,756)	28,911

Gross operating profit(5)	2002	7,965	5,039	450	593	104	140	14,291	(327)	13,964
	2001	7,750	4,760	527	444	166	188	13,835	(216)	13,619
	2000 (pro forma)(6)	7,403	4,447	172	(35)	136	203	12,326	(109)	12,217
	2000	7,403	4,447	1,073	(35)	136	203	13,227	(109)	13,118

Operating income	2002	4,700	3,358	146	232	61	(21)	8,476	(1,095)	7,381
	2001	4,361	3,136	187	31	123	22	7,860	(1,186)	6,674
	2000 (pro forma)(6)	3,904	2,988	99	(73)	105	(15)	7,008	(567)	6,441
	2000	3,904	2,988	473	(73)	105	(15)	7,382	(577)	6,805

Capital expenditures	2002	2,462	1,715	216	81	30	158	4,662	180	4,842
	2001	2,801	3,151	406	175	30	162	6,725	265	6,990
	2000 (pro forma)(6)	2,710	4,206	68	34	37	159	7,214	161	7,375
	2000	2,710	4,206	592	34	37	159	7,738	161	7,899

Number of employees at the year end	2002	53,682	18,702	5,461	7,715	4,493	7,327	97,380	4,333	101,713
	2001	57,895	16,721	5,746	9,264	6,441	6,844	102,911	7,045	109,956
	2000 (pro forma)(6)	62,366	15,257	1,087	7,515	7,400	6,385	100,010	7,161	107,171
	2000	62,366	15,257	8,585	7,515	7,400	6,385	107,508	7,161	114,669

(1)	The data relating to 2001 and 2000 has been reclassified and presented consistent with the 2002 presentation.
(2)	The data refer to Entel Chile Group, Entel Bolivia Group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(3)	In early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group. Beginning January 1, 2002, Saritel S.p.A. was consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit.
(4)	The data presented include the operations of the Foreign Holdings Corporate Function and the former Business Unit Satellite Services (the Telespazio Group) which was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002.
(5)	Gross operating profit is a non-GAAP financial measure. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit on a consolidated basis.

	Year ended December 31,
	2000	2000 pro forma	2001	2002
	(millions of Euro)
Operating income	6,805	6,441	6,674	7,381
Depreciation and Amortization	5,647	5,209	6,275	5,877
Other external charges:
• Provision for bad debts	477	394	439	542
• Write-downs of fixed assets and intangibles	48	48	16	57
• Provision for risk	119	108	189	109
• Other provisions and operating charges	382	353	382	436
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(360)	(336)	(356)	(438)

Gross Operating Profit	13,118	12,217	13,619	13,964

(6)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora Group using the equity method instead of the proportional consolidation method.

Year ended December 31, 2002 compared with Year ended December 31, 2001.

Consolidated Operating Revenues

The Telecom Italia Group’s consolidated operating revenues decreased by 1.4% in 2002 compared to 2001. Organic growth (revenues based on constant currency and excluding the effects of consolidation changes) was 3.8%, excluding the effect of changes in exchange rates (a decrease of €763 million) and the effect of the change in the scope of consolidation (a decrease of €755 million). In particular, consolidated operating revenues were impacted by the disposition of the 9Telecom group and Sogei (which were consolidated only for the first six months of 2002), as well as by the disposition of the former Satellite Services Business Unit starting from October 1, 2002.

The increase in revenues, on a comparable consolidation basis, reflected the positive contribution made by the Mobile Business Unit and higher revenues from the Internet and Media segment, offset by a reduction in the amount contributed by the Domestic Wireline Business Unit where traffic revenues, despite a 2.4% increase in terms of minutes, decreased by 8.3% as a result of a lower average return on traffic (retail and wholesale). Such decrease was only partially offset by the increase in basic subscription charges.

The table below sets forth, for the periods indicated, gross operating revenues and consolidated operating revenues by Business Unit and the percentage contribution of such Business Unit to the Telecom Italia Group’s consolidated operating revenues.

	Year ended December 31,
	2001(1)			2002
	Gross Operating Revenues (2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues
	(millions of Euro, except percentages)
Domestic Wireline(4)(7)	17,168	15,220	49.4%	17,022	15,091	49.6%
Mobile	10,250	9,963	32.3%	10,867	10,595	34.9%
South America(5)(6)	1,534	1,531	5.0%	1,409	1,369	4.5%
Internet and Media	1,957	1,880	6.1%	1,991	1,900	6.2%
IT Market(7)(8)(9)	1,198	1,135	3.7%	912	876	2.9%
IT Group(7)	1,198	156	0.5%	1,215	111	0.4%
Other activities(10)	2,009	933	3.0%	1,433	458	1.5%

Total operating revenues	35,314	30,818	100.0%	34,849	30,400	100.0%

(1)	The data relating to 2001 has been reclassified and presented consistent with the 2002 presentation.
(2)	Gross operating revenues are total revenues of the various business areas of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(3)	Consolidated operating revenues are revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.
(4)	In May 2002, the International Operations (IOP) “Operating Activity” was disbanded. As a result the following companies became part of the Domestic Wireline Business Unit: Intelcom San Marino and Golden Lines.
(5)	The data refer to Entel Chile group, Entel Bolivia group, the company Telecom Italia do Brasil (in 2002 renamed Telecom Italia America Latina) and the business segment, South America of Telecom Italia.
(6)	Beginning with the year ended December 31, 2001, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method.
(7)	In early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group. Beginning January 1, 2002, Saritel S.p.A. has been consolidated in the IT Group Operating Activity instead of the Domestic Wireline Business Unit.
(8)	On July 31, 2002, Finsiel disposed of its 100% stake in Sogei S.p.A. to the Ministry of Economy and Finance – Fiscal Policy Department; as result of this, the 2002 figures presented include Sogei only for the first six months.
(9)	On October 3, 2002, Finsiel disposed of its 100% stake in Consiel S.p.A. to World Investment Partners S.A.; as a result of this, the 2002 figures presented include Consiel only for the first eight months.

(10)	The data presented include the operations of the Foreign Holdings Corporate Function (9Telecom Reseau group—disposed of in August 2002 and consolidated in the statement of operations for the first six months of 2002—, the BBNed group and what remains of the former IOP) and the former Business Unit Satellite Services (the Telespazio group) which was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002.

The table below sets forth, for the periods indicated, consolidated operating revenues by geographic area:

	Year ended December 31,
Geographic Area	2001		2002
	(millions of Euro, except percentages)
Italy	24,456	79.4%	24,652	81.1%
Other European countries	2,169	7.0%	2,182	7.2%
North America	968	3.1%	354	1.2%
Central and South America	2,592	8.4%	2,638	8.7%
Australia, Africa and Asia	633	2.1%	574	1.8%

Total operating revenues	30,818	100.0%	30,400	100.0%

Operating Expenses

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated operating revenues.

	Year ended December 31,
	2001		2002
	(millions of Euro, except percentages)
Cost of materials	1,972	6.4%	1,779	5.9%
Other external charges	12,171	39.5%	11,949	39.3%
Personnel costs (salaries and social security contributions)	4,666	15.1%	4,540	14.9%
Changes in inventories	58	0.2%	28	0.1%
Capitalized internal construction costs	(581)	(1.9)%	(675)	(2.2%)
Depreciation and amortization	6,275	20.4%	5,877	19.3%

Total operating expenses	24,561	79.7%	23,498	77.3%

The Telecom Italia Group’s operating expenses decreased by €1,063 million or 4.3% in 2002 compared to 2001. The decrease is attributable to the lower cost of materials, costs of external services rendered (included in other external charges), personnel costs, depreciation of fixed assets and amortization of goodwill.

As a percentage of the Telecom Italia Group’s operating revenues, operating expenses represented 79.7% and 77.3% in 2001 and 2002, respectively.

Cost of Materials

Cost of materials decreased by 9.8% in 2002 compared to 2001, principally as a result of the effect of the changes in the exchange rates which impacted the Latin American companies and the effect of the change in the scope of consolidation (Telespazio and Sogei).

Other External Charges

The table below sets forth, for the periods indicated, consolidated other external charges broken down by major components.

	Year ended December 31,
	2001	2002
	(millions of Euro)
Costs of external services rendered	9,552	9,229
Write-downs of fixed assets and intangibles	16	57
Provision for bad debts	439	542
Rent and lease payments	1,069	1,145
TLC license fee	524	431
Provision for risk	189	109
Other provisions and operating charges	382	436

Other external charges	12,171	11,949

Other external charges decreased by €222 million in 2002 compared to 2001 or 1.8%. These charges include costs of external services rendered, write-downs of fixed assets and intangibles, provision for bad debts, rent and lease payments, telecommunications license fees and other provisions and operating charges.

•	Costs of external services rendered decreased by €323 million or 3.4% in 2002 compared to 2001; the reduction was principally due to continuing action taken to improve efficiency and the exit from the scope of consolidation of the Telespazio and 9Telecom groups and the company Sogei, partly offset by the increase in the costs of operating and developing mobile telecommunications services.

•	Write-downs of fixed assets and intangibles increased by €41 million in 2002 compared to 2001.

•	Rent and lease payments increased by €76 million or 7.1% in 2002 compared to 2001, mainly due to higher costs sustained by TIM due to its continued expansion, partly offset by the effect of the change in scope of consolidation.

•	TLC license fee, which is principally payable to the Italian Government and is proportional to revenues, decreased by €93 million or 17.7% in 2002 compared to 2001 due to a reduction in both the revenue base and the rate (the aggregate rate for Telecom Italia and TIM declined from 2.5% in 2001 to 2.0% in 2002).

•	Other provisions and operating charges, which include losses on disposals and write-offs of fixed assets and intangibles (€36 million) and taxes other than income taxes (€115 million), increased by 14.1% in 2002 compared to 2001.

Personnel Costs

Personnel costs (salaries and social security contributions) decreased by €126 million or 2.7% to €4,540 million in 2002 from €4,666 million in 2001. The decrease was due to the following:

•	a decrease in Telecom Italia employee costs following layoffs in 2001 previously agreed with Telecom Italia’s unions and continuing reductions in employee levels particularly at Telecom Italia; and

•	the changes in the scope of consolidation as a result of the exclusion of Telespazio and 9Telecom groups and the company Sogei offset only in part by the inclusion of Webegg group, Blu, EPIClink and Netesi.

As a percentage of the Telecom Italia Group’s operating revenues personnel costs declined to 14.9% in 2002 compared to 15.1% in 2001. Employees at December 31, 2002 numbered 101,713 (109,956 as of December 31, 2001). The breakdown is as follows:

	As of December 31,
	2001	2002
Italy	90,628	83,541
Abroad	19,328	18,172

Total employees	109,956	101,713

At December 31, 2002 the Telecom Italia Group employed 101,713 persons, a decrease of 8,243 employees compared to 109,956 at December 31, 2001. Of such decrease, 2,883 units arose from the net effect of changes in the scope of consolidation and the remaining 5,360 units were related to lower levels of personnel, particularly at Telecom Italia.

The reduction due to the changes of the scope of consolidation is analyzed as follows:

•	exits of the 9Telecom group (a decrease of 1,003 units), the Telespazio group (a decrease of 1,168 units), the companies Sogei and Consiel (a total decrease of 1,538 units) and other minor companies (a decrease of 711 units); and

•	the inclusion of Blu (an increase of 618 units), the Webegg group (an increase of 719 units), the companies Netesi and EPIClink (a total increase of 168 units) and other minor companies (an increase of 32 units).

Telecom Italia is currently in a dispute with the Italian Social Security Authority (“INPS”) concerning the calculation of social security charges to be paid by the companies operated in Italy’s telecommunications services of the Telecom Italia Group. At December 31, 2002, Telecom Italia’s potential range of liability for principal contribution was estimated to be between €964 million and €1,289 million (€409 million of which has already been paid). Management does not believe that an adverse resolution of the dispute will have a material adverse effect on the Telecom Italia Group’s consolidated financial position in view of the fact that the sums due are to be paid over a period of 15 years (for more details see “Item 8. Financial Information––Legal Proceedings”).

Capitalized Internal Construction Costs

Capitalized internal construction costs represent sales of equipment, installations and services at market prices by Telecom Italia Group companies, principally to Telecom Italia and TIM. Capitalized internal construction costs increased from €581 million in 2001 to €675 million in 2002 (or a 16.2% increase) principally due to higher levels of capital expenditures spent on products and services purchased from subsidiaries.

Gross Operating Profit

The table below sets forth, for the periods indicated, the Telecom Italia Group’s Gross Operating Profit (see “—Business Unit Financial Data—Note 5” for the calculation of Gross Operating Profit) and gross operating margin (gross operating profit as a percentage of operating revenues).

	Year ended December 31,
	2001		2002
	(millions of Euro, except percentages)
Gross Operating Profit	13,619	44.2%	13,964	45.9%

Gross Operating Profit increased by €345 million or 2.5% in 2002 compared to 2001. Excluding the effect of changes in exchange rates (a decrease of €186 million) and the effect of the change in the scope of consolidation (a decrease of €120 million), Gross Operating Profit grew by €651 million or 4.9%. Gross operating margin increased to 45.9% in 2002 from 44.2% in 2001.

The overall increase in Gross Operating Profit was positively impacted by the reduction in costs of external services rendered and cost of materials due to continuing action taken to improve efficiency, as well as lower personnel costs.

Depreciation and Amortization

Depreciation and amortization which is recorded on a straight line basis over the estimated useful lives of the assets, decreased by €398 million or 6.3% in 2002 to €5,877 million compared to €6,275 million in 2001. Depreciation of fixed assets decreased by €251 million or 6.2% to €3,783 million in 2002 compared to €4,034 million in 2001. The decrease in depreciation of fixed assets was principally due to a reduction in the depreciation expense of Telecom Italia (€240 million), owing to a lower amount of depreciable assets and a change in the mix of depreciable assets.

Amortization of intangible assets decreased by €147 million or 6.6%, from €2,241 million in 2001 to €2,094 million in 2002. Goodwill represented €844 million of intangibles in 2002 compared to €1,022 million in 2001. The decrease in amortization of goodwill (€178 million) is mainly due to the write-down of goodwill recorded in 2001.

At year end 2002 goodwill had declined to €6,612 million from €9,141 million as of December 31, 2001, mainly as a result of the amortization described above as well as the extraordinary write-downs of goodwill on consolidated subsidiaries recorded in 2002 (€1,769 million, of which €1,544 million related to Seat Pagine Gialle) partly offset by additions (€369 million).

Operating Income

The table below sets forth, for the periods indicated, the Telecom Italia Group’s operating income (total revenues less total operating expenses, including depreciation and amortization and other charges).

	Year ended December 31,
	2001	2002
	(millions of Euro)
Operating income	6,674	7,381

Operating income for the Telecom Italia Group increased by €707 million or 10.6% in 2002 compared to 2001. Excluding the effect of changes in exchange rates and the effect of the change in the scope of consolidation, operating income grew by 9.9%. The increase in the amount of operating income is mainly attributable to the improvement in gross operating profit described above and the decrease in depreciation and amortization. As a percentage of operating revenues, operating income increased in 2002 to 24.3% from 21.7% in 2001.

Financial Income, Financial Expense, and Other Income and Expense, Net

The table below sets forth, for the periods indicated, the components of financial and other income and expense, net.

	Year ended December 31,
	2001	2002
	(millions of Euro)
Financial income	1,076	1,236
Financial expense	(5,031)	(3,399)
of which writedowns and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies, net	(1,616)	(465)
Other income and (expense), net	(3,452)	(5,637)

Total financial expense, net and other income and expense, net	(7,407)	(7,800)

Total financial expense, net and other income and expense, net increased from a net expense of €7,407 million in 2001 to a net expense of €7,800 million in 2002, a 5.3% increase.

Financial expense (which includes interest expense on financial indebtedness and income or loss from equity investees) decreased by €1,632 million or 32.4%. The decrease is attributable principally to the following:

•	a decrease in interest expense, from €1,460 million in 2001 to €1,226 million in 2002, due to lower average borrowings outstanding during 2002 as well as lower interest rates and fees;

•	the increase in losses on foreign exchange due to the negative performance of the rates of exchange which impacted certain Latin American companies, in particular Venezuela and Brazil;

•	the reduction in net write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies (€1,151 million), mainly as a result of:

•	the reduction of €236 million in amortization of goodwill arising at the time of the purchase of the investments in companies accounted for using the equity method (€80 million compared to €316 million in 2001) substantially due to the write-down of goodwill recorded in 2001;

•	the decrease of €914 million in value adjustments to financial assets for the Telecom Italia Group’s share of the equity in the earnings and losses of the unconsolidated companies accounted for using the equity method (a loss of €386 million compared to a loss of €1,300 million in 2001). Such value adjustments refer to the losses of Stream of €246 million (€241 million in 2001), of Is TIM of €171 million (€334 million in 2001) and the earnings balance of €31 million relating to the earnings (losses) of the other unconsolidated companies.

In 2001 financial expense was affected by the negative results of the investments in the Nortel Inversora group (€238 million) and in the Auna group (€203 million) and the write-down of Astrolink (€259 million) by

Telespazio as the related project was interrupted. The investment in the Nortel Inversora group, the carrying value of which was written-off in the consolidated financial statements at December 31, 2001, has remained unchanged. In 2001 we also recorded a provision of €569 million for the forward purchase commitment of Seat Pagine Gialle shares based on the estimated non recoverability of the original price to exercise the option. The provision for the year 2002 was recorded in other income and expense, net.

Other income and expense, net increased from a net expense of €3,452 million in 2001 to a net expense of €5,637 million in 2002.

This significant increase (€2,185 million) was mainly due to the increase of extraordinary provisions and write-downs of goodwill and equity investees (€3,253 million), partly offset by the growth in gains on the disposal of equity investments, fixed and intangible assets (€2,021 million), as described below.

Other income (€2,814 million) in 2002 included:

•	gains on the disposal of equity investments, fixed and intangible assets (€2,413 million) arising from:

•	the sale of the 26.89% interest held by the Telecom Italia Group in Auna (€1,245 million);

•	the sale of the 19.61% interest held by the Mobile Business Unit in Bouygues Decaux Telecom (€484 million);

•	the acceptance of the tender offer for Lottomatica shares by the Information Technology Market Business Unit (€133 million);

•	the sale of the 25% interest held by the Mobile Business Unit in the Mobilkom Austria group (€115 million);

•	the sale of the 40% interest held in Telemaco Immobiliare (€110 million);

•	the sale of the 100% interest held in Telespazio (€70 million);

•	the concentration of the real-estate assets through the companies IMSER, Emsa and Telimm into Tiglio I (€159 million);

•	the transfer of Telecom Italia’s Asset Management unit to Tiglio II (€60 million);

•	the transfer by Telecom Italia of its real estate services units (excluding facilities management) to the Pirelli & C. Real Estate group (€15 million);

•	the sale of the 45% interest held by the Telecom Italia Group in Immsi (€1 million);

•	the disposal of other equity investments, fixed assets and business segments (€21 million); and

•	income arising from the recovery of pre-amortization interest—on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999—following the termination of litigation after the courts ruled in Telecom Italia’s favor (€131 million);

•	the release of certain reserves (€77 million), primarily to absorb a portion of the reserve for risks and charges set up in 2001 by Telecom Italia to cover the expenses connected with the agreement to sell Stream to New Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement; and

•	grants (€9 million) and other income (€184 million).

Other expense (€8,451 million) in 2002 included:

•	extraordinary provision and write-downs of goodwill and equity investees (€6,237 million), detailed as follows:

•

write-down of the investment held in Is TIM (€1,491 million) and provision added to the reserve for risks and charges related to Is TIM (€850 million) against the guarantees provided by the Telecom Italia Group to financial institutions as creditors of Is TIM and the loans to Is TIM by the Telecom Italia Group. Telecom Italia concluded that the value of its investments was permanently impaired, since, starting from the awarding of the license, some measures which should have fostered effective competition and guaranteed the full operability of the new entrant, did not effectively take place. These measures are essential in the light of international experience and pursuant to applicable legislation in Turkey. Is TIM made repeated and formal efforts but was “de facto” prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender pursuant to which its license was awarded. Due to the above mentioned difficulties, no conditions enabling the return of investment seem to be granted;

•	write-down of Seat Pagine Gialle goodwill (€1,544 million) and provision added to the reserve for forward purchase commitments of Seat Pagine Gialle Shares (€1,942 million) for the estimated non recoverability of the original price of the put option. These write-downs were taken as the Telecom Italia Group no longer considers its Directories business to be a core, strategic business. The write-down and the provision were made on the basis of the average Seat Pagine Gialle ordinary share price on the Italian Stock Exchange over the second half of 2002;

•	other write-downs of investments of €46 million and of goodwill of €321 million (of which: €103 million for Blu, €75 million for Corporacion Digitel, €96 million for Netco Redes and €47 million for other minor companies);

•	provision to reserve (€43 million), made by Seat Pagine Gialle, for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A.;

•	charges as required under Law n. 58/1992 (€155 million);

•	restructuring costs related to expenses and provisions for employee cutbacks and layoffs (€494 million, of which €379 million relates to Telecom Italia);

•	the provisions made in conjunction with the disposal of the investment in the 9Telecom group (€316 million). In particular, in view of the loss reported prior to sale, the French group 9Telecom reduced results of operations of the Telecom Italia Group by a total of €389 million;

•	losses from the sale of the 15% stake in Telekom Austria (€135 million);

•	expenses connected with the disposal of equity investments (€235 million);

•	the extraordinary contributions to INPS established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the Fondo Previdenza Telefonici (FPT) that was abolished and became part of the general “Employee Pension Fund” (€74 million);

•	write-downs of fixed assets and intangibles (€190 million, of which €142 million related to Brazilian companies);

•	provisions to the reserves for risks and charges (€194 million, of which €135 million is for guarantees provided for the disposal of certain equity investments and business segments);

•	adjustment to Telecom Italia’s payable to customers relating to telephone prepaid cards (€158 million); and

•	other losses on disposals of equity investments, fixed assets and intangibles (€38 million) and other expenses (€225 million).

Other income (€852 million) in 2001 included:

•	gains on the sale of the 70% holding in Mirror International Holding (the company through which the satellite companies were contributed to the Lehman Brothers group) for €170 million and the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investments for €94 million;

•	income (€32 million) deriving from the partial cancellation, by the Council of State of resolution No. 7553/1999 by the Italian Antitrust Authority, under which TIM and Vodafone Omnitel were levied administrative fines for the alleged violation of antitrust laws relating to the price fixing of fixed-mobile rates;

•	income from the release of reserves by Telecom Italia recorded in prior years for risks which did not materialize (€120 million, mainly relating to the reserve for a contract with Iraq of €62 million and the reserve for corporate restructuring of €50 million).

Other expense (€4,304 million) in 2001 included:

•	€2,984 million for the extraordinary provisions and write-down of goodwill and equity investees, detailed as follows:

•	€1,303 million for the write-down of goodwill relating to consolidated companies (9Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste

Celular group, TIM Brasil (TIM Celular Centro Sul, TIM Rio Norte and TIM Sao Paulo, into which were merged the two other companies and was renamed TIM Celular), Med-1 group and certain companies in the SEAT Pagine Gialle group);

•	€1,078 million for the write-down of goodwill relating to companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group); and

•	€603 million for other provisions relating to investments;

•	€248 million relating to the provision for expenses connected with the Vivendi/Canal Plus agreement for the transfer of Telecom Italia’s investment in Stream;

•	€380 million of expenses for employee cutbacks and layoffs (of which €203 million relates to Telecom Italia);

•	€155 million for social security charges under Law 58/1992 to guarantee uniform status under the former Telephone Employees Pension Fund (FPT) which, as required by the 2000 Finance Bill, has became part of the general Employees Pension Fund;

•	€77 million of extraordinary contributions to INPS – established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the fund that was abolished; and

•	€85 million resulting from the decision to reposition the broadcasting station La7 as a consequence of the closing of a series of contracts.

Income Taxes

Income taxes represented a benefit of €716 million in 2002 compared to a tax expense of €925 million in 2001. The statutory income tax rate for 2002 and 2001 was stable at 40.25%.

The 2002 decrease in income taxes (€1,641 million) was due to a reduction in the taxable base caused mainly by the write-downs of equity investments which involved an increase in prepaid income taxes, as well as to the benefits arising from the merger of Blu into TIM.

Net Income (loss)

Net income (loss) before minority interest increased from a loss of €1,658 million in 2001 to net income of €297 million in 2002. The improvement in net income before minority interest in 2002 was principally attributable to the increase in operating income, the reduction in total financial expense, net and the income tax benefit in 2002, offset in part by the increase in other expense, net. Net loss after minority interest was €322 million in 2002 compared to a net loss of €2,068 million in 2001. Minority interest increased from €410 million in 2001 to €619 million in 2002 mainly due to higher levels of profit at TIM group, which is partially owned by the Telecom Italia Group.

Results of Operations of Business Units for the Year Ended December 31, 2002 compared to the Year Ended December 31, 2001.

Domestic Wireline

The following table sets forth for the periods indicated certain financial and other data for Domestic Wireline.

	Year ended December 31,
Domestic Wireline	2001(1)	2002
	(millions of Euro, except employees)
Gross operating revenues	17,168	17,022

Gross Operating Profit	7,750	7,965

Operating income	4,361	4,700

Number of employees at year-end	57,895	53,682

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

The following table sets forth for the periods indicated certain statistical data for Domestic Wireline.

	Year ended December 31,
	2001	2002
Subscription and Customers:
Subscriber fixed lines at period-end (thousands)(1)	27,353	27,142
Subscriber fixed line growth (%)	0.7	(0.8)
Subscriber fixed lines per employee at period-end(2)	448	496
ISDN equivalent lines at period-end (thousands)(3)	5,403	5,756

Retail Traffic(4):
Average minutes of use per fixed line subscriber during period(5)	4,739	4,292
Of which:
Local traffic during period (in average minutes)(6)	3,575	3,198
Long distance traffic during period (domestic and international) (in average minutes)	1,163	1,094
Growth in international incoming and outgoing traffic in minutes(7)	12.1	5.7

(1)	Data include multiple lines for ISDN and excludes internal lines.
(2)	Ratio is based on employees of the Company only.
(3)	Data exclude internal lines.
(4)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls (including calls to mobile phones).
(5)	Includes total fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).
(6)	Including district and internet dial up traffic.
(7)	Data include incoming and outgoing wholesale traffic and retail outgoing traffic.

Revenues from Domestic Wireline services in Italy consists of revenues from domestic and international traffic and fees from subscribers (including retention programs, like Teleconomy) and from other operators for interconnection to Telecom Italia’s network. In 2002 gross operating revenues from Domestic Wireline decreased by €146 million or 0.9% compared to a reduction of €251 million or 1.4% in 2001 when compared to 2000. The 2002 decrease is attributable principally to a reduction in traffic revenues (a decrease of €533 million) and sales revenues in spite of an increase from charges and fees (an increase of €539 million).

Traffic revenues decreased due to the continued fall in prices despite an increase in overall minutes as a result of the following effects:

•	commercial policies aimed at customer retention with offers (mainly Teleconomy and Alice) which provide discounted tariffs with a monthly fee;

•	further reductions in traffic tariffs partially offset by an increase in subscription fees due to the price cap system (on July 1, 2001 and on February 1, 2002); the price cap mechanism ended as of December 31, 2002. The National Regulatory Authority is now studying a new price cap mechanism; and

•	competition.

Minutes of total traffic increased by 2.4% compared to 2001 primarily due to interconnection charges from other operators traffic and international traffic which more than offset the reduction in retail traffic (a decrease of 9.4% compared to 2001). The decrease in retail traffic volumes is evident from the overall decline in average minutes of use per line for local traffic (including district and internet dial up traffic) and long distance traffic (including international outgoing from retail customers and fixed to mobile traffic):

•	local traffic usage decreased from average minutes of use of 3,575 in 2001 to 3,198 in 2002, due principally to the substitution of internet dial up traffic with innovative internet traffic (ADSL); and

•	long distance traffic usage decreased from average minutes of use of 1,163 in 2001 to 1,094 in 2002, due to the substitution effect of fixed to mobile traffic and competition.

Telecom Italia’s market share in retail traffic at December 31, 2002 was 72.2% in line with December 31, 2001 (72.1%). As of December 31, 2002, market share in local traffic remained unchanged with respect to

December 31, 2001 (73.1%). Market share has been gained in long distance traffic (from 68.2% at December 31, 2001 to 70.7% at December 31, 2002), offsetting losses in fixed to mobile (from 70.0% at December 31, 2001 to 69.2% at December 31, 2002) and international traffic from retail customers (from 68.2% at December 31, 2001 to 62.5% at December 31, 2002). This result reflects retention and win back policies supported by new Teleconomy offers, combined with selective marketing strategies for high value customers. Flat Voice Offers (Teleconomy offers and other business customized offers) had 5.2 million users at the end of 2002 compared to 4.1 million users at the end of 2001.

The gross average return on traffic was €3.9 cents per minute in 2002 compared to €4.2 cents per minute in 2001, a decrease of 8.3% which translates into a revenue loss of approximately €533 million. The decrease is attributable to the tariff reductions in domestic wholesale traffic due to the Italian Telecommunication Authority encouraging competition combined with decreased prices in international wholesale traffic.

The gross average return on retail traffic was €5.44 cents per minute, substantially in line with 2001, due to the significant increase of revenues in value added traffic services (+30% compared to 2001).

Included in gross operating revenues is other income which includes revenues for data services and data equipment (€1,570 million compared to €1,530 million in 2001), other equipment (€885 million compared to €920 million in 2001), access from other operators (€1,180 million compared to €1,160 million in 2001) and other revenues.

The number of fixed line subscribers in Italy decreased by 0.8% to approximately 27,142 million at December 31, 2002 representing a telecommunications density (fixed line subscribers to total population of Italy) of approximately 48% at December 31, 2002, which remained unchanged with respect to December 31, 2001. Such decrease takes into account the increase in ISDN lines (5,403,000 lines at the end of 2001 and 5,756,000 lines at the end of 2002).

Gross operating revenues from international traffic decreased to €1,598 million in 2002 compared to €1,652 million in 2001 despite a 17.9% increase in total international traffic volume, to 10,243 million minutes in 2002 from 8,685 million minutes in 2001. The volume increase was largely driven by outgoing traffic from OLOs and traffic carried. The revenue trend is mainly due to the impact of continuing tariff reductions and increasing competition.

Consolidated operating revenues were €15,220 million and €15,091 million in 2001 and 2002, respectively.

Despite the revenue decline, Gross Operating Profit increased from €7,750 million in 2001 to €7,965 million in 2002, a 2.8% increase compared to 2001, due to significant reductions in personnel costs (€85 million) and expenses (€255 million) as the result of an efficiency plan that brought savings in discretionary operating expenses of approximately €500 million.

Gross operating margin improved by 1.7%, from 45.1% in 2001 to 46.8% in 2002 as cost savings made up for the small decline in revenues.

Operating income increased from €4,361 million in 2001 to €4,700 million in 2002, a 7.8% increase, as a result of efforts to contain costs and improve the level of efficiency of invested capital. Operating Margin increased to 27.6% in 2002 compared with 25.4% in 2001, also due to a significant reduction of €265 million in depreciation and amortization.

Mobile

The following table sets forth, for the periods indicated, certain financial and other data for Mobile.

	Year ended December 31,
Mobile	2001	2002
	(millions of Euro, except employees)
Gross operating revenues	10,250	10,867

Gross Operating Profit	4,760	5,039

Operating income	3,136	3,358

Number of employees at year-end	16,721	18,702

The following table sets forth for the periods indicated, certain statistical data for TIM.

	Year ended December 31,
	2001	2002
TIM lines at period-end (thousands)	23,946	25,302
TIM lines growth per annum(%)	10.9	5.7
Average revenue per mobile line per month(€)(1)	29.1	28.8
Cellular penetration at period-end (TIM customers per 100 inhabitants)(%)	41.6	43.9
Cellular market penetration at period-end (customers for the entire market per 100 inhabitants)(%)	89.0	95.0
Total mobile outgoing traffic per month (millions of minutes)	1,795	1,960

(1)	Including Prepaid Customers revenues and excluding equipment sales.

Gross operating revenues from mobile services increased by 6% in 2002 compared to 2001, despite the impact of adverse exchange rates which impacted certain companies included in the Latin America Mobile Business Unit, in particular Venezuela and Brazil. Excluding the effect of changes in exchange rates, organic growth of revenues would have been 11.9% compared to 2001.

This increase was primarily due to TIM’s performance in the Italian market (an increase of 6.7%), despite increasing competition, and was mainly attributable to the increase of revenues relating to value added services, with some contribution from international companies. In addition, the operating revenues of Stet Hellas amounted to approximately €689 million in 2002, a 31.7% increase compared to 2001 mainly due to growth of outgoing traffic and value added services. In addition the number of mobile lines at Stet Hellas increased 17.8%.

Consolidated operating revenues were €9,963 million in 2001 and €10,595 million in 2002, respectively.

Gross Operating Profit amounted to €5,039 million, up €279 million, or 5.9% as compared to 2001. The gross operating margin however remained flat at 46.4%. Excluding the effect of changes in the exchange rates, the growth of Gross Operating Profit would have been 8.6% and is mainly attributable to the good performance of TIM and Stet Hellas as well as the improved results of TIM Perù, partially offset by the start-up costs of certain Latin American companies.

Operating income amounted to €3,358 million, an increase of €222 million, or 7.1%, compared to 2001. Operating margin improved from 30.6% in 2001 to 30.9% in 2002. Growth in operating income is mainly attributable to the increase in Gross Operating Profit.

TIM (parent company)

TIM, which during 2002 merged Blu S.p.A., the fourth Italian GSM operator, had operating revenues in 2002 of €9,022 million, an increase of 8.0% over 2001 (€8,915 million net of the merger impact, representing an increase of 6.7% over 2001). Revenues from services increased by 6.5% (net of the merger impact) with the same percentage of 2001 on total revenues (94.3%). The impact of lower prices was more than offset by greater traffic in minute terms (an increase of 7.8%).

TIM lines increased to 25,302,000 lines at December 31, 2002, a 5.7% increase compared to December 31, 2001. TIM’s total GSM lines increased by 9.4% in 2002, to 24,307,000 lines at December 31, 2002, while TIM’s total TACS lines decreased by 42.6% in 2002, to 995,000 lines at December 31, 2002, in each case compared to December 31, 2001. Due to the termination of the TACS services over the next few years, customer transfer to the GSM service is in progress. Approximately 96% of TIM’s lines are now GSM lines. The continuing significant growth in GSM lines was attributable principally to the continuing growth of the GSM TIM Card (a prepaid rechargeable GSM card) launched in October 1996, which had 21,622 thousand lines by December 31, 2002 compared to 19,674 thousand lines at December 31, 2001. Prepaid lines grew by 6.3% in 2002.

At December 31, 2002, TIM had a market share in Italy of approximately 46.1% (including TACS and GSM) compared to 46.7% at December 31, 2001, and a market share of approximately 45.1% for GSM only compared to 44.8% in 2001. The overall market grew by 6.8% in 2002 from 51.3 million lines at the end of 2001 to 54.8 million lines at the end of 2002. The aggregate number of customers at December 31, 2002 for TIM’s analog and GSM services represented a penetration rate of 43.9% compared to 41.6% at December 31, 2001.

TIM traffic volumes increased by 7.8% in terms of minutes and mobile traffic revenues (net of the Blu merger impact) increased by 3.5% in 2002 (€6,845 million) compared to 2001 (€6,613 million). The net increase in lines (up 5.7% compared to 2001) was partially offset by the continuing decline in average revenues per line and a decline in average revenue per minute due to increasing competitive pressures and the effect on prices. Average monthly revenue per mobile line (which includes traffic revenues and subscription fees) decreased from approximately €29.10 in 2001 to €28.80 in 2002 (including visitors).

TIM revenues from equipment sales increased by 9.3% in 2002 (€505 million) compared to 2001 (€462 million) as a result of the launch of Multimedia Messaging Services (MMS services). Mobile subscription fees decreased by 5.6% in 2002 (€203 million) compared to 2001 (€215 million) due to the continuing sharp expansion in the prepaid service customer base, where no subscription fees are paid.

TIM revenues from Value Added Services (VAS) (€752 million in 2002) increased by 41.4% compared to 2001. Due to the continuing introduction of new services and the particular success of SMS services, the VAS business grew significantly with revenues from value added services representing 8.9% of services revenues and 8.4% of total revenues in 2002, compared to 6.7% and 6.4%, respectively in 2001. In 2002 TIM actively marketed the increase in use of VAS through promotional campaigns.

The TIM churn rate, as a result of increased competition, rose to 1.5% per month, up from the 1.3% rate recorded in 2001.

TIM Gross Operating Profit was €4,404 million. Excluding a loss of €125 million due to the merger effect Gross Operating Profit reached €4,529 million, a growth of 7.2% compared with the previous year (€4,225 million) as a result of the increase in operating revenues and the actions taken for the containment of operating costs. Excluding the merger impact, gross operating profit accounted for 50.8% of overall revenues (50.6% in 2001).

TIM operating income was €3,153 million. Excluding a loss of €170 million due to the merger impact operating income was €3,323, a 2.8% increase compared with 2001. Excluding the merger impact, operating margin was 37.3% in 2002 and 38.7% in 2001.

TIM operating income was impacted by the increase in depreciation and amortization, as a result of the following:

•	the amortization only for fiscal purposes of the UMTS licence (€121 million gross of tax effects of €49 million);

•	the higher depreciation of fixed assets (an increase of €53 million) due to the revision of the estimate of the useful life of the depreciable assets.

Mobile Latin America

The following table sets forth for the periods indicated certain financial and other data for Mobile business unit in Latin America, coordinated by the Latin America Operations (LAO).

	Year ended December 31,
Mobile Latin America	2001(1)	2002
	(millions of Euro, except employees)
Gross operating revenues	1,403	1,298

Gross Operating Profit	355	274

Operating income (loss)	(72)	(98)

Number of employees at year-end	5,678	7,050

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

The operating revenues of the Mobile Business Unit in Latin America amounted to €1,298 million in 2002 compared with €1,403 million in 2001, a decrease of 7.5%. The decrease was mainly due to the weakening of the Brazilian and Venezuelan currencies against the Euro.

Gross Operating Profit amounted to €274 million, a decrease of €81 million, or 22.8%, compared to 2001, mainly due to the start-up costs of certain companies.

Operating loss amounted to €98 million compared to an operating loss of €72 million in 2001.

South America

In May 2002, the International Operations (IOP) “Operating Activity” was disbanded. As a result of this reorganization, all the companies based in Latin America are now coordinated by LAO.

The following table sets forth, for the periods indicated, certain financial and other data for the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia. Certain financial and other data of the Mobile Latin America Business Unit are described in the section pertaining to the Mobile Business Unit.

	Year ended December 31,
	2001(1)	2002
	(millions of Euro, except employees)
Gross Operating revenues	1,534	1,409

Gross Operating Profit	527	450

Operating income	187	146

Number of employees at year-end	5,746	5,461

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues were €1,409 million in 2002, a decrease of 8.1% compared to 2001. The decrease was mainly due to the adverse effect of the change in exchange rates (a decrease of €212 million, of which €182 million relates to the Chilean peso and €29 million for the Bolivian currency). On a constant currency basis, gross operating revenues would have increased by 5.7%, primarily due to an increase in the revenues of the Entel Chile group (+12.3% in local currency). This was partially offset by the effects of deregulation in the Bolivian market (Entel Bolivia reported a reduction in revenues of approximately 4.5% in local currency). In addition revenues also declined due to the suspension as of April 1, 2002 of the management fee under the terms of the contract with Telecom Argentina. Telecom Argentina has experienced significant financial difficulties and is currently in the process of restructuring its debts.

Consolidated operating revenues were €1,531 million in 2001 and €1,369 million in 2002, respectively.

The fluctuations in exchange rates described affected profitability. In particular, Gross Operating Profit decreased by €77 million, or 14.6%, compared to 2001, of which approximately €65 million was attributable to the weakening exchange currencies. Excluding the exchange effects, the reduction in the Gross Operating Profit would have been 2.3%, due primarily to the suspension of the management fee from Telecom Argentina and the lower profit margins in Bolivia partially offset by a recovery in profit margins in the Chilean mobile sector. As a percentage of revenues, Gross Operating Profit was 31.9% in 2002 (34.4% in 2001).

Operating income is consistent with the trends already described with regard to Gross Operating Profit. As a percentage of revenues, in 2002 operating income was 10.4% in 2002 (compared to 12.2% in 2001).

*    *    *    *

In order to give an overall view of Latin America Operations (LAO), the following table sets forth, for the periods indicated, certain financial and other data for all the companies operating in South America, providing both wireline and mobile phone services.

	Year ended December 31,
South America	2001(1)	2002
	(millions of Euro, except employees)
Gross operating revenues	2,937	2,706

Gross Operating Profit	882	724

Operating income	115	48

Number of employees at year-end	11,424	12,511

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Internet and Media

The following table sets forth, for the periods indicated, certain financial and other data for the Internet and Media business unit (the SEAT group).

	Year ended December 31,
Internet and Media	2001(1)	2002
	(millions of Euro, except employees)
Gross operating revenues	1,957	1,991

Gross Operating Profit	444	593

Operating income	31	232

Number of employees at year-end	9,264	7,715

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues increased by 1.7% from €1,957 million in 2001 to €1,991 million in 2002. The Directories business Area made the largest contribution to growth; the related revenues increased by 3.4%.

Consolidated operating revenues were €1,880 million in 2001 and €1,900 million in 2002.

Gross Operating Profit increased by 33.6% to €593 million (with a gross margin of 29.8%), while operating income increased to €232 million in 2002 compared to €31 million in 2001. These improvements were achieved, despite the poor advertising market, due to implementation of rationalization measures and the improvements achieved in efficiency, especially in the Internet, Directories and Directory Assistance areas (which together represented 73% of the combined revenues). In 2002, for the first time, all the business areas made a positive contribution to the consolidated Gross Operating Profit (with the sole exception of television, where reduced losses were recorded compared to 2001).

Total Internet users have grown from 5 million at the end of 2001 to 6.6 million at the end of 2002, of whom 2.2 million remained active after 45 days. Average connection time increased by 5.6% in 2002 compared to 2001.

Information Technology Market

The Information Technology Market Business Unit was created early in 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit by type of customer. The Business Unit is responsible for organizing the information technology activities of the Telecom Italia Group oriented towards the external market, in particular, central and local administrations moving towards decentralization and e-government, as well as banks and businesses.

The following table sets forth, for the periods indicated, certain financial and other data for the Information Technology Market business unit.

	Year ended December 31,
Information Technology Market	2001(1)	2002(2)(3)
	(millions of Euro, except employees)
Gross operating revenues	1,198	912

Gross Operating Profit	166	104

Operating income	123	61

Number of employees at year-end	6,441	4,493

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

(2)	On July 31, 2002, Finsiel disposed of its 100% stake in Sogei S.p.A. to the Ministry of Economy and Finance – Fiscal Policy Department. As result of this, the 2002 statement of operations items presented include Sogei only for the first six months.
(3)	On October 3, 2002, Finsiel disposed of its 100% stake in Consiel S.p.A. to World Investment Partners S.A.; as a result of this, the 2002 statement of operations items presented include Consiel only for the first eight months.

Gross operating revenues decreased by 23.9% from €1,198 million in 2001 to €912 million in 2002. On a comparable consolidation basis, gross operating revenues decreased by €48 million, or 5.0%, compared to 2001.

Other than the effects due to the changes in the scope of consolidation (mainly for the sale of Sogei S.p.A. and Consiel S.p.A.), a contributory factor to the decrease in revenues was a contraction in the revenues of Finsiel, Consiel and Banksiel, resulting from both lower volumes and a reduction in prices paid by important customers. This was offset by an increase at Intersiel and Insiel of the acquisition of new orders and new customers.

Consolidated operating revenues were €1,135 million in 2001 and €876 million in 2002.

The profitability of the IT Market Business Unit, both in terms of Gross Operating Profit and operating income, decreased, in addition to the effects due to the changes in the scope of consolidation, as a result of the already-mentioned reduction of prices on some contracts which were renewed during the year 2002, and the new bids won with lower contract prices, that were only partly offset by cost cuts and improved levels of efficiency.

The Gross Operating Profit decreased by 37.3% from €166 million in 2001 to €104 million in 2002. On a comparable consolidation basis, Gross Operating Profit decreased by €33 million, or 24.1%, compared to 2001.

Operating income decreased by 50.4% from €123 million in 2001 to €61 million in 2002. On a comparable consolidation basis, operating income decreased by €39 million, or 39.0%, compared to 2001.

Information Technology Group

The Information Technology Group Operating Activity was created early in 2002 as a result of the rationalization of activities previously carried out in the Information Technology Services Business Unit. The entity also incorporates the operations of TILAB group. The Operating Activity is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

The following table sets forth, for the periods indicated, certain financial and other data for the Information Technology Group.

	Year ended December 31,
Information Technology Group	2001(1)	2002
	(millions of Euro, except employees)
Gross operating revenues	1,198	1,215

Gross Operating Profit	188	140

Operating income	22	(21)

Number of employees at year-end	6,844	7,327

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues were stable and mainly affected by a reduction of prices on the services rendered principally to the domestic Wireline Business Unit, continuing with the price reduction policy of the previous year.

Consolidated operating revenues were €156 million in 2001 and €111 million in 2002.

Gross Operating Profit decreased by 25.5% from €188 million in 2001 to €140 million in 2002. Operating income decreased by €43 million from €22 million in 2001 to a loss of €21 million in 2002.

The decrease in profitability reflects the aforementioned reduction in prices, only partially offset by a fall in outside services and labor costs, which can be attributed essentially to the measures to improve efficiency begun at the start of the year 2002.

In 2002, operating income was also impacted by higher levels of amortization of software licenses as a result of acquisitions made during the year.

Other Telecom Italia Group Activities

The “Other Activities” of the Telecom Italia Group consist mainly of the “Real Estate and General Services” Operating Activity, the companies which previously reported to the former International Operations Business Unit and which, following the 2002 reorganization of international activities, were transferred to the Foreign Holdings Function and the Satellite Business Unit.

Real Estate and General Services

Until December 31, 2002, the range of services offered by the Real Estate and General Services operating activity was directed mainly towards other Telecom Italia Corporate Functions/Business Units. The activities managed by “Real Estate and General Services” consisted of the following: to provide asset and property management services and to leverage the value of the real estate properties of the Telecom Italia Group, to carry out the project design and work on properties and to provide project and facility management services.

As a result of the finalization of the Tiglio Project (See “Item 4. Information on the Telecom Italia Group—Description of Property”), in February 2003, the “Real Estate and General Services” operating activity was eliminated and the related activities and resources were transferred to the other Telecom Italia Corporate Functions.

The following table sets forth, for the periods indicated, certain financial and other data for the Real Estate and General Services.

	Year ended December 31,
Real Estate and General Services	2001	2002
	(millions of Euro, except employees)
Gross operating revenues	953	846

Gross Operating Profit	145	88

Operating income (loss)	(65)	(92)

Number of employees at year-end	1,889	1,393

Gross operating revenues decreased by €107 million, or 11.2%, from €953 million in 2001 to €846 million in 2002. Such decrease was mainly due to the adjustment of internal charges to other Telecom Italia Group companies to match market rates and the rationalization of premises occupied by clients.

Gross Operating Profit decreased by €57 million, or 39.3%, from €145 million in 2001 to €88 million in 2002. Gross Operating Profit benefited from €51 million of costs savings arising from actions taken to contain operating costs (external charges and personnel costs) which partially offset the reduction in revenues.

Operating loss increased by €27 million, or 41.5%, from €65 million in 2001 to €92 million in 2002.

Foreign Holdings Corporate Function

In May 2002, the International Operations (IOP) “Operating Activity” was disbanded. As a result of this reorganization, the corporate function, Foreign Holdings, is responsible for Telecom Italia International, 9Telecom group (disposed of in August 2002 and consolidated up to June 30, 2002 in the statement of operations) and the BBNed group, as well as Telekom Austria group, Telekom Srbija, Etec S.A. and Netco Redes. The function ensures the coordination, leveraging and rationalization of the foreign holdings held by Telecom Italia operating in the fixed and integrated fixed-mobile TLC business.

The following table sets forth, for the periods indicated, certain financial data for the Foreign Holdings Corporate Function.

	Year ended December 31,
International Subsidiaries	2001(1)	2002
	(millions of Euro)
Gross operating revenues	292	214

Gross Operating Profit (Loss)	(149)	(49)

(1)	The 2001 financial data have been reclassified and presented consistent with the presentation of 2002 financial data.

The data refer to BBNed group, Telecom Italia International and 9Telecom group which, due to its sale, was consolidated on a line by line basis only until June 2002. The data is, therefore, not comparable.

Satellite Services

The former business unit, Satellite Services (the Telespazio group), was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002. The Satellite Services (the Telespazio group and the “Satellite Telecommunications” business segment of Telecom Italia) was responsible for developing satellite communication systems for phone and data, radio and television broadcasting and earth-observation.

The following table sets forth, for the periods indicated, certain financial data for the Satellite Services.

	Year ended December 31,
Satellite Services	2001(1)	2002(1)
	(millions of Euro)
Gross operating revenues	648	237

Gross Operating Profit	159	12

Operating income (loss)	60	(6)

(1)	The 2002 financial data are related only to the first nine months, while the 2001 financial data refer to the entire year.

Year ended December 31, 2001 compared with Year ended December 31, 2000.

Consolidated Operating Revenues

The Telecom Italia Group’s consolidated operating revenues grew by 13.4% in 2001 compared to 2000 (an increase of 2.7% on a comparable consolidation basis).

The increase in consolidated operating revenues of 13.4% over 2000 was primarily due to the following:

•	the positive performance of mobile telephone services which offset a reduction in wireline telephone services in Italy, where revenues from traffic, in spite of a significant increase in terms of minutes, evidenced a reduction in the average return on traffic (retail and wholesale) that went from €5.5 cents to €3.9 cents per minute; and

•	the contribution made by the new companies included in the scope of consolidation, especially the Entel Chile group (€1,247 million) and the Seat Pagine Gialle group (€1,707 million), that was partly offset by the exclusion of the companies in the manufacturing and installation sector (Sirti and Italtel groups) which were included in the statement of operations only through September 30, 2000.

The table below sets forth, for the periods indicated, gross operating revenues and consolidated operating revenues by Business Unit and the percentage contribution of such Business Unit to the Telecom Italia Group’s consolidated operating revenues.

	Year ended December 31,
	2000(1)(2) (pro forma)			2001(2)
	Gross Operating Revenues(3)	Consolidated Operating Revenues(4)	% of Consolidated Operating Revenues	Gross Operating Revenues(3)	Consolidated Operating Revenues(4)	% of Consolidated Operating Revenues
	(millions of Euro, except percentages)
Domestic Wireline(5)(7)	17,419	15,327	56.4%	17,168	15,220	49.4%
Mobile	9,418	9,090	33.5%	10,250	9,963	32.3%
South America(6)	312	247	0.9%	1,534	1,531	5.0%
Internet and Media	263	179	0.7%	1,957	1,880	6.1%
IT Market(7)	1,135	1,039	3.8%	1,198	1,135	3.7%
IT Group(7)	1,332	145	0.5%	1,198	156	0.5%
Other activities(8)(9)(10)	2,821	1,142	4.2%	2,009	933	3.0%

Total operating revenues	32,700	27,169	100.0%	35,314	30,818	100.0%

(1)	Beginning with the consolidated financial statements for the year ended December 31, 2001, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method. For such reason, the 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(2)	2000 and 2001 gross operating revenues and consolidated operating revenues for each major business area and other activities of the Telecom Italia Group are reclassified and presented consistent with the presentation of 2002 gross operating revenues and consolidated operating revenues.
(3)	Gross operating revenues are total revenues of the various business areas of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(4)	Consolidated operating revenues are revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.
(5)	The data presented includes the following companies, which due to the 2002 reorganization, are part of the Domestic Wireline Business Unit: Intelcom San Marino and Golden Lines.
(6)	The data refers to Entel Chile group (only for 2001, the year in which the Telecom Italia Group acquired its control), Entel Bolivia group, the company Telecom Italia do Brasil (in 2002 renamed Telecom Italia America Latina) and the business segment South America of Telecom Italia.
(7)	The data presented reflects the split into two distinct units of the IT Services Business Unit which occurred in early 2002: IT Market and Information Technology Group. Furthermore, Saritel S.p.A. has been consolidated in the IT Group Operating Activity instead of the Domestic Wireline Business Unit.
(8)	The data presented includes the operations of the Foreign Holdings Corporate Function (9Telecom Reseau, Jet Multimedia and Mageos Explorer groups – these two groups have been fully consolidated in the statement of operations only starting from January 1, 2001, the BB Ned group and what remains of the former International Operations) and the former Business Unit Satellite Services.
(9)	In December 2000, 80.1% of Italtel’s capital stock was sold to a group of foreign investors headed by Clayton, Dubilier & Rice and Cisco System. In connection with this sale, Sogerim SA (merged in 2002 into Telecom Italia Finance), a wholly-owned subsidiary of Telecom Italia, retained approximately a 19% stake in Italtel. Only the economic results for the first nine months of 2000 have been included in the 2000 consolidated financial statements of the Telecom Italia Group.
(10)	In December 2000, Telecom Italia disposed of its interest in Sirti. Only the economic result for the first nine months of 2000 have been included in the 2000 consolidated financial statements of the Telecom Italia Group.

The table below sets forth, for the periods indicated, consolidated operating revenues by geographic area:

	Year ended December 31,
Geographic Area	2000(1) (pro forma)		2001
	(millions of Euro, except percentages)
Italy	23,033	84.8%	24,456	79.4%
Other European countries	1,809	6.7%	2,169	7.0%
North America	174	0.6%	968	3.1%
Central and South America	1,555	5.7%	2,592	8.4%
Australia, Africa and Asia	598	2.2%	633	2.1%

Total operating revenues	27,169	100.0%	30,818	100.0%

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Operating Expenses

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated operating revenues.

	Year ended December 31,
	2000(1) (pro forma)		2001
	(millions of Euro, except percentages)
Cost of materials	2,132	7.8%	1,972	6.4%
Other external charges	10,130	37.3%	12,171	39.5%
Personnel costs (salaries and social security contributions)	4,745	17.5%	4,666	15.1%
Changes in inventories	(255)	(0.9)%	58	0.2%
Capitalized internal construction costs	(831)	(3.1)%	(581)	(1.9)%
Depreciation and amortization	5,209	19.2%	6,275	20.4%

Total operating expenses	21,130	77.8%	24,561	79.7%

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

The Telecom Italia Group’s operating expenses increased by 16.2% in 2001 compared to 2000 mainly due to the changes in the scope of consolidation (principally the Entel Chile group and the SEAT group) and the expansion of mobile telecommunications services, as well as the increase in the amortization of goodwill. The increase in operating expenses, mainly due to the expansion of the Telecom Italia Group’s activities, was also reflected in the €1,619 million increase in costs of external services rendered (included in other external charges).

As a percentage of the Telecom Italia Group’s operating revenues, such operating expenses represented 77.8% and 79.7% in 2000 and 2001, respectively.

Cost of Materials

Cost of materials decreased by 7.5% in 2001 compared to 2000, principally due to the exclusion of the companies in the manufacturing and installation sector (Sirti and Italtel groups) which were included in the statement of operations only through September 30, 2000 as well as lower costs of sale for products at Telecom Italia since, beginning with the second half of 2000, for some customers, Telecom Italia only plans the telecommunications systems, leaving manufacturers with the costs of supplying the equipment. Such decrease was partly offset by the inclusion in the scope of consolidation of the SEAT group and the Entel Chile group.

Other External Charges

The table below sets forth, for the periods indicated, consolidated other external charges broken down by major components.

	Year ended December 31,
	2000(1) (pro forma)	2001
	(millions of Euro)
Costs of external services rendered	7,933	9,552
Write-downs of fixed assets and intangibles	48	16
Provision for bad debts	394	439
Rent and lease payments	751	1,069
TLC license fee	543	524
Provision for risk	108	189
Other provisions and operating charges	353	382

Other external charges	10,130	12,171

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Other external charges increased by €2,041 million in 2001 compared to 2000 or 20.1%.

•	Costs of external services rendered increased by 20.4% in 2001 compared to 2000 mainly due to the inclusion of the Entel Chile group and the SEAT group in the scope of consolidation, the increase in the costs of operating and developing mobile telecommunications services and the increase in the operations of certain foreign companies.

•	Write-downs of fixed assets and intangibles decreased by 66.7% in 2001 compared to 2000.

•	Rent and lease payments increased by 42.3% in 2001 compared to 2000, mainly due to higher costs sustained by the Company for rentals on buildings sold to IM.SER (€252 million) as well as the inclusion of the SEAT group in the scope of consolidation.

•	TLC license fee, which is principally payable to the Italian Government and is proportional to revenues, decreased by 3.5% in 2001 compared to 2000 due to a reduction in the revenue base and a reduction in the rate (the aggregate rate for Telecom Italia and TIM declined from 2.7% in 2000 to 2.5% in 2001).

•	Other provisions and operating charges, which include losses on disposals and write-offs of fixed assets and intangibles (€29 million) and taxes other than income taxes (€120 million), increased by 8.2% in 2001 compared to 2000.

Personnel Costs

Personnel costs (salaries and social security contributions) decreased by €79 million or 1.7% to €4,666 million in 2001 from €4,745 million in 2000; personnel costs declined to 15.1% of the Telecom Italia Group’s operating revenues in 2001 compared to 17.4% in 2000. The decrease was due to the following:

•	the exclusion from the scope of consolidation of the Sirti and Italtel groups (€383 million), and

•	the decrease in Telecom Italia costs following employee layoffs.

These decreases were only partly offset by the inclusion in the scope of consolidation of the Seat group (€360 million) and the Entel Chile group (€114 million). Employees at December 31, 2001 numbered 109,956 (107,171 as of December 31, 2000). The breakdown is as follows:

	As of December 31,
	2000(1) (pro forma)	2001
Italy	93,817	90,628
Abroad	13,354	19,328

Total employees	107,171	109,956

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

At December 31, 2001 the Telecom Italia Group employed 109,956 persons, an increase of 2,785 employees compared to a pro forma 107,171 at December 31, 2000. The increase of 2,785 units is principally due to the changes in the scope of consolidation (in particular increases of 1,749 units in Internet Media and 1,464 units in Mobile Services as well as the inclusion of the Entel Chile group which led to an increase of 4,681 employees) and a reduction of 5,460 units at Telecom Italia owing to personnel turnover.

The dispute with INPS concerning the calculation of social security charges to be paid by the companies operated in Italy’s telecommunications services of the Telecom Italia Group has been ongoing for many years. At December 31, 2001, Telecom Italia’s potential range of liability for principal contribution was estimated to be between €960 million and €1,284 million (€334 million of which had already been paid).

Capitalized Internal Construction Costs

Capitalized internal construction costs represent sales of equipment and installations at market prices by Telecom Italia Group companies, principally to Telecom Italia and TIM. Capitalized internal construction costs decreased from €831 million in 2000 to €581 million in 2001 (or 30.1% decrease) principally due to lower levels of capital expenditures spent on products purchased from subsidiaries within the Telecom Italia Group as well as the disposal of Sirti and Italtel groups.

Gross Operating Profit

The table below sets forth, for the periods indicated, the Telecom Italia Group’s Gross Operating Profit (see “—Business Unit Financial Data—Note 5” above for calculation of Gross Operating Profit) and gross operating margin (Gross Operating Profit as a percentage of operating revenues).

	Year ended December 31,
	2000(1) (pro forma)		2001
	(millions of Euro, except percentages)
Gross Operating Profit	12,217	45.0%	13,619	44.2%

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Gross Operating Profit increased by 11.5% in 2001 compared to 2000 (an increase of 6.6% on a comparable consolidation basis) but gross operating margin decreased to 44.2% in 2001 from 45.0% in 2000. The overall increase in Gross Operating Profit was primarily attributable to the changes in consolidation to include the SEAT group (€444 million) and the Entel Chile group (€374 million) and improved Gross Operating Profit from mobile telecommunications (€313 million).

Depreciation and Amortization

Depreciation and amortization which is calculated on a straight line basis over the estimated useful lives of the assets, increased by €1,066 million or 20.5% in 2001 to €6,275 million compared to €5,209 million in 2000. Depreciation of fixed assets decreased by €97 million or 2.3% to €4,034 million in 2001 compared to €4,131 million in 2000. The decrease in depreciation of fixed assets was principally attributable to the change in the scope of consolidation and a reduction in the depreciation expense of Telecom Italia (€415 million), owing to a lower amount of depreciable assets following the contribution of real estate assets to IM.SER, and a change in the mix of depreciable assets.

Amortization of intangible assets increased by €1,163 million or 107.9%, from €1,078 million in 2000 to €2,241 million in 2001. Goodwill represented €1,022 million of intangibles in 2001 compared to €168 million in 2000. The increase in amortization of goodwill which represented 73.4% of the total increase in amortization of intangible assets was mainly due to the acquisition of SEAT Pagine Gialle (€574 million), the acquisition of Jet Multimedia (€102 million) as well as other companies within the SEAT group (€99 million).

As a result primarily of the transactions which resulted in Telecom Italia acquiring a controlling stake in the SEAT group as well as certain other international investments made at the end of 2000, Telecom Italia recorded a significant increase in goodwill (goodwill as of December 31, 2000 was €10,171 million compared to €1,020 million as of December 31, 1999). At year end 2001 goodwill had declined to €9,141 million due to the amortization described above as well as the extraordinary write-downs of goodwill (€1,303 million) offset by additions (€1,174 million, of which €731 million was attributable to the acquisition of the additional stake in Entel Chile).

Operating Income

The table below sets forth, for the periods indicated, the Telecom Italia Group’s operating income (total revenues less total operating expenses, including depreciation and amortization and other charges).

	Year ended December 31,
	2000(1) (pro forma)	2001
	(millions of Euro)
Operating income	6,441	6,674

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Operating income for the Telecom Italia Group increased by 3.6% in 2001 compared to 2000. The increase in operating income is mainly attributable to improvement in Telecom Italia (an increase of €388 million), improved results of TIM group (operating income increased by €148 million) and positive effects from changes in consolidation area, partly offset by the higher goodwill amortization charges (€854 million). As a percentage of operating revenues, operating income decreased in 2001 to 21.7% from 23.7% in 2000 due principally to the higher goodwill amortization.

Financial Income, Financial Expense, and Other Income and Expense, Net

The table below sets forth, for the periods indicated, the components of financial and other income and expense, net.

	Year ended December 31,
	2000(1) (pro forma)	2001
	(millions of Euro)
Financial income	806	1,076
Financial expense	(2,261)	(5,031)
of which writedowns and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies, net	(1,011)	(1,616)
Other income and (expense), net	(184)	(3,452)

Total financial expense, net and other income and expense, net	(1,639)	(7,407)

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Total financial expense, net and other income and expense, net increased from a net expense of €1,639 million in 2000 to a net expense of €7,407 million in 2001, a 351.9% increase.

Financial expense (which includes interest expense on financial indebtedness and income or loss from equity investees) increased by 122.5%. The increase was attributable to the following principal factors:

•	higher average borrowings outstanding during 2001 principally attributable to financing the acquisition of SEAT as well as other acquisitions made during 2000 and 2001 which resulted in an increase of interest expense of €698 million (€762 million in 2000 and €1,460 million in 2001). See also “—Liquidity and Capital Resources”;

•	the provision relating to the forward commitment to purchase SEAT Pagine Gialle shares for a total of €569 million in connection with the estimate of the non recoverability of the original price to exercise the option;

•	higher levels of equity losses of investments in unconsolidated subsidiaries, affiliated and other companies (€1,616 million in 2001 compared to €1,011 million in 2000) which reflects primarily the results of operations for the Telecom Italia Group’s equity method investments, including amortization of goodwill that arose upon the acquisition of these investments (€316 million in 2001 and €462 million in 2000).

The higher expenses in 2001 were particularly affected by:

•	the losses of Is TIM (Turkey) of €334 million due not only to expenses incurred in conjunction with the start-up phase but also the effects of the currency crisis in Turkey and the application of inflation accounting principles;

•	the writedown of Stream (€241 million);

•	the losses of the Nortel Inversora group (€238 million), which were related to the economic crisis in Argentina and due mainly to exchange losses on financial payables.

Other income and expense, net increased from a net expense of €184 million in 2000 to a net expense of €3,452 million in 2001.

This significant increase was mainly due to the extraordinary provisions and write-downs of goodwill and equity investees which are described in more detail below.

Other income in 2001 included:

•	gains on the sale of the 70% holding in Mirror International Holding (the company through which the satellite companies were contributed to the Lehman Brothers group) for €170 million and the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investments for €94 million;

•	income (€32 million) deriving from the partial cancellation, by the Council of State of resolution No. 7553/1999 by the Italian Antitrust Authority under which TIM and Omnitel (now Vodafone-Omnitel) were levied administrative fines for the alleged violation of antitrust laws relating to the price fixing of fixed-mobile rates;

•	income from the release of reserves by Telecom Italia recorded in prior years for risks which did not materialize (€120 million, mainly relating to the reserve for a contract with Iraq of €62 million and the reserve for corporate restructuring of €50 million).

Other expense in 2001 included:

•	€2,984 million for the extraordinary provisions and write-down of goodwill and equity investees, detailed as follows:

•	€1,303 million for the write-down of goodwill relating to consolidated companies (9Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, TIM Brasil (TIM Celular Centro Sul, TIM Rio Norte and TIM Sao Paulo, into which were merged the two other companies and which was renamed TIM Celular), Med-1 group and certain companies in the Seat Pagine Gialle group);

•	€1,078 million for the write-down of goodwill relating to companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group); and

•	€603 million for other provisions relating to investments;

•	€248 million relating to the provision for expenses connected with the Vivendi/Canal Plus agreement for the transfer of Telecom Italia’s investment in Stream;

•	€380 million of expenses for employee cutbacks and layoffs (of which €203 million relates to Telecom Italia);

•	€155 million for social security charges under Law 58/1992 to guarantee uniform status under the former Telephone Employees Pension Fund (FPT) which, as required by the 2000 Finance Bill, became part of the general Employees Pension Fund;

•	€77 million of extraordinary contributions to INPS—established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the fund that was abolished; and

•	€85 million resulting from the decision to reposition the broadcasting station La7 as a consequence of the closing of a series of contracts.

In 2000, other income and expense, net was significantly lower due to significant gains on the disposal of investments (€1,146 million) offset by:

•	provisions made by TIM to reserve for technological risk (€400 million);

•	expenses and provisions connected to the transactions for the disposal of investment holdings and the real estate portfolio (€180 million);

•	restructuring costs (€480 million) principally related to Telecom Italia’s costs for its corporate reorganization plan;

•	the social security charges (€153 million) pursuant to Law No. 58/92 to guarantee uniform status under the former Telephone Employees Pension Fund (FPT);

•	the extraordinary annual contribution to INPS (€77 million) to meet the higher financial requirements covered by the rules of the Telephone Employees Pension Fund (FPT).

Income Taxes

Income taxes were €925 million in 2001 compared to €1,910 million in 2000. The statutory income tax rate for 2001 and 2000 was 40.25% and 41.25%, respectively. The 2001 decrease in income taxes (€985 million) was primarily due to a reduction in the taxable base caused by the extraordinary expenses associated with the extraordinary write-downs of Telecom Italia and TIM regarding the valuation of foreign investments.

Net Income (loss)

Net income (loss) before minority interest decreased from an income of €2,892 million in 2000 to a loss of €1,658 million. The loss in 2001 was principally attributable to the increase in total financial expense, net and other expense, net described above, offset in part by lower income taxes. Net loss after minority interest was €2,068 million in 2001 compared to income of €2,028 million in 2000. Minority interest decreased from €864 million in 2000 to €410 million in 2001 mainly due to lower levels of profit at TIM group.

Results of Operations of Business Units for the Year Ended December 31, 2001 compared to the Year Ended December 31, 2000.

Domestic Wireline

The following table sets forth, for the periods indicated, certain financial and other data for Domestic Wireline.

	Year ended December 31,
Domestic Wireline	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross operating revenues	17,419	17,168

Gross Operating Profit	7,403	7,750

Operating income	3,904	4,361

Number of employees at year-end	62,366	57,895

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

The following table sets forth for the periods indicated certain statistical data for Domestic Wireline.

	Year ended December 31,
	2000	2001
Subscription and Customers:
Subscriber fixed lines at period-end (thousands)(1)	27,153	27,353
Subscriber fixed line growth (%)	2.5	0.7
Subscriber fixed lines per employee at period-end(2)	409	448
ISDN equivalent lines at period-end (thousands)(3)	4,584	5,403

Retail Traffic(4):
Average minutes of use per fixed line subscriber during period(5)	4,722	4,739
Of which:
Local traffic during period (in average minutes)(6)	3,621	3,575
Long distance traffic during period (domestic and international) (in average minutes)	1,101	1,163
Growth in international incoming and outgoing traffic in minutes(7)	5.4	12.1

(1)	Data include multiple lines for ISDN and excludes internal lines.
(2)	Ratio is based on employees of the Company only.
(3)	Data exclude internal lines.
(4)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls (including calls to mobile phones).
(5)	Includes total fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).
(6)	Including district and internet dial up traffic.
(7)	Data include incoming and outgoing wholesale traffic and retail outgoing traffic.

Revenues from Domestic Wireline services in Italy consists of revenues from domestic and international traffic and fees from subscribers (including retention programs, like Teleconomy) and from other operators for interconnection to Telecom Italia network. Gross operating revenues from Domestic Wireline decreased by 1.4% in 2001 compared to 2000. This decrease resulted principally from a decline of 6.9% in revenues from traffic, inspite an increase in minutes of use of 22.5%. Although usage increased, the reduction in tariffs for long distance and international calls, the discount policies aimed at customer “retention” and the application of new interconnection rates to traffic to and from the mobile network, more than offset the increased usage and the increase in basic subscription charges (an increase of 12% (plus €426 million), mainly due to tariff increases effective August 1, 2000 and February 1, 2001). The gross average return on traffic was €4.2 cents per minute in 2001 compared to €5.5 cents per minute in 2000, a 23.6% decrease which translates into a revenue loss of approximately €655 million. Included in gross operating revenues is other income which includes revenues for data services and data equipment (€1,530 million), other equipment (€920 million), access from other operators (€1,160 million) and other revenues.

The number of fixed line subscribers in Italy rose by 0.7% to approximately 27,353 million at December 31, 2001 representing a telecommunications density (fixed line subscribers to total population of Italy) of approximately 48% at December 31, 2001, compared to approximately 47% at December 31, 2000. The increase is mainly attributable to the increase in ISDN lines (4,584,000 lines at the end of 2000 and 5,403,000 lines at the end of 2001).

The average retail traffic minutes of use per fixed line subscriber increased 0.3% during 2001 due to the growth of Internet traffic (included in local traffic). Telecom Italia’s market share on December 31, 2001 was approximately 73.1% for local traffic (Internet traffic included), down from approximately 87% on December 31, 2000, and approximately 68.2% for long distance traffic, down from approximately 75% on December 31, 2000. Telecom Italia took certain initiatives during 2000 and 2001 to slow the loss of market share in long distance traffic and high level of market share loss of local traffic. A selective marketing strategy and focus on service had stabilized the fixed line segments market shares at the end of 2001. These targeted marketing strategies included introduction of Teleconomy, an innovative bundled voice and Internet service offered on a unitary or flat fee basis. The offer, which was launched in the second half of 2000, was subscribed to by 2.1 million customers by the end of 2000 and by 4.2 million customers at December 31, 2001. Telecom Italia’s market share of fixed to mobile traffic declined from 74% on December 31, 2000 to 70% on December 31, 2001.

Gross operating revenues from international traffic was unchanged at €1,652 million in 2001 compared to €1,642 million in 2000 despite a 16.9% increase in total international traffic volume, to 8,685 million minutes in

2001 from 7,432 million minutes in 2000. The volume increase was largely driven by incoming and mobile (incoming and outgoing) traffic growth. The revenue trend was mainly due to the impact of continuing tariff reductions and increasing competition.

Consolidated operating revenues were €15,327 million and €15,220 million in 2000 and 2001, respectively.

Despite the revenue decline, Gross Operating Profit increased from €7,403 million in 2000 to €7,750 million in 2001, a 4.7% increase compared to 2000.

Domestic Wireline improved Gross Operating Profit despite the decrease in revenues during 2001 compared to the same period in 2000, as the decline in average per-minute prices for voice call traffic in the retail and wholesale market (a decline from €5.5 cents to €4.2 cents per minute) was partially offset:

•	by a significant increase in wireline traffic volumes (an increase of 22.5%), access fees by subscribers and other operators (an increase of 14%) and data transmission (an increase of 6.1%);

•	by major cost reductions (a reduction of €590 million) exceeding 5.8% due to rationalization and ongoing network efficiency gains.

The gross operating margin improved by 2.6%, from 42.5% in 2000 to 45.1% in 2001 as cost savings made up for the small decline in revenues.

Operating income increased from €3,904 million in 2000 to €4,361 million in 2001, a 11.7% increase. Operating Margin was 22.4% in 2000 and 25.4% in 2001. This significant improvement was mainly due to a reduction in amortization.

Mobile

The following table sets forth, for the periods indicated, certain financial and other data for Mobile.

	Year ended December 31,
Mobile	2000	2001
	(millions of Euro, except employees)
Gross operating revenues	9,418	10,250

Gross Operating Profit	4,447	4,760

Operating income	2,988	3,136

Number of employees at year-end	15,257	16,721

The following table sets forth for the periods indicated, certain statistical data for TIM.

	Year ended December 31,
	2000	2001
TIM lines at period-end (thousands)	21,601	23,946
TIM lines growth per annum(%)	16.6	10.9
Average revenue per mobile line per month(€)(1)	30.5	29.1
Cellular penetration at period-end (TIM customers per 100 inhabitants)(%)	37.5	41.6
Cellular market penetration at period-end (customers for the entire market per 100 inhabitants)(%)	73.3	89.0
Total mobile outgoing traffic per month (millions of minutes)	1,569	1,795

(1)	Including Prepaid Customers revenues and excluding equipment sales.

Gross operating revenues from mobile services increased by 8.8% in 2001 compared to 2000. This increase is attributable principally to the strong performance of TIM in Italy, despite increasing competition with increasing levels of revenues attributable to value added services. The increase is also due to the changes in the scope of consolidation which occurred in 2001 within the Latin America Mobile Business Unit which was also impacted by the deterioration of the exchange rates in Brazil.

The operating revenues of STET Hellas amounted to €523 million and remained substantially stable compared to 2000.

Consolidated operating revenues were €9,090 million in 2000 and €9,963 million in 2001.

Gross Operating Profit increased by 7.0% to €4,760 million in 2001 from €4,447 million in 2000. The gross operating margin, however, declined to 46.4% for 2001 against 47.2% in 2000. Such decrease was mainly attributable to the start-up international operations partially offset by containment of operating costs at TIM which grew more slowly than operating revenues.

Operating income increased from €2,988 million in 2000 to €3,136 million in 2001, a 5% increase. The increase in operating income was less than Gross Operating Profit due to higher depreciation.

TIM (parent company)

TIM operating revenues in 2001 were €8,357 million, an increase of 5.4% over 2000. Revenues from services increased by 7.9%. The impact of lower prices was more than offset by greater traffic in minute terms (an increase of 13.6%).

TIM lines increased to 23,946,000 at December 31, 2001, a 10.9% increase compared to December 31, 2000. TIM’s GSM lines increased by 16.0% in 2001, to 22,213,000 lines at December 31, 2001, while TIM’s TACS lines decreased by 29.1% in 2001, to 1,733 thousand lines at December 31, 2001, in each case compared to December 31, 2000. Approximately 93% of TIM’s lines are now GSM lines. The growth in GSM lines was attributable principally to the continuing growth of the GSM TIM Card (a prepaid rechargeable GSM card) launched in October 1996, which had 19,674,000 lines by December 31, 2001 compared to 16,671,000 lines at December 31, 2000. 98.3% of the 3.1 million new GSM lines activated by TIM during 2001 were prepaid cards.

At December 31, 2001, TIM had a market share in Italy of approximately 46.7% (including TACS and GSM) compared to 51% at December 31, 2000 and 61% at December 31, 1999, and a market share of approximately 44.8% for GSM only compared to 48% in 2000 and 57% in 1999. The market share decrease was due to increased competition from the third mobile operator (Wind) and a fourth operator Blu, that stopped its telecommunications business during 2002 due to strong competition and was ultimately acquired by TIM. The overall market grew in 2001 from 42.2 million customers at the end of 2000 to 51.3 million customers at the end of 2001. The aggregate number of customers at December 31, 2001 for TIM’s analog and GSM services represented a penetration rate of 41.6% compared to 37.5% at December 31, 2000.

TIM traffic volumes increased by 13.6% in terms of minutes and mobile traffic revenues (which for 2001 and 2000 have been reclassified in order to exclude VAS traffic, consistent with the reclassification made by TIM in 2002) increased by 5.3% in 2001 (€6,613 million) compared to 2000 (€6,281 million). The net increase in lines (up 10.9% compared to 2000) was partially offset by the continuing decline in average revenues per customer and a decline in average revenue per minute due to increasing competitive pressures and the effect on prices. Average monthly revenue per mobile line (which includes traffic revenues and subscription fees) decreased from approximately €31 in 2000 to €29 in 2001, as low-usage customers, principally non-business customers and GSM and TACS TIM Cardholders, grew further in 2001, making up almost 93.8% of the customer base. 98.3% of TIM’s net new additions for its GSM service came from Prepaid Customers.

TIM revenues from equipment sales decreased by 24.1% in 2001 (€462 million) compared to 2000 (€609 million). The mobile subscription fees decreased by 6.5% in 2001 (€215 million) compared to 2000 (€230 million) due to the continuing sharp expansion in the prepaid service customer base, where no subscription fees are paid.

TIM revenues from VAS (€532 million in 2001) increased by 56.5% compared to 2000. Due to the continuing introduction of new services and the particular success of SMS services, the VAS business grew significantly with revenues from value added services representing 8.0% of traffic revenues and 6.4% of total revenues in 2001, compared to 6.4% and 4.3%, respectively in 2000. In 2001 TIM promoted the increase in use of VAS through promotional campaigns. Such promotions entailed offers of free SMS services and the extension of SMS to TACS users.

In 2001, TIM launched its GPRS offer to the corporate and retail market.

The TIM churn rate, inspite of increased competition, remained at the same rate recorded in 2000, approximately 1.3% per month.

TIM Gross Operating Profit was €4,225 million, an increase of 9.9% compared with the previous year (€3,845 million) as a result of greater operating efficiency. Gross Operating Profit accounted for 50.6% of overall revenues (48.5% during 2000).

TIM operating income (€3,231 million) grew by 12.9% compared with 2000. Operating income as a percentage of operating revenues was 38.7% in 2001 and 36.1% in 2000.

Mobile Latin America

The following table sets forth for the periods indicated certain financial and other data for Mobile business unit in Latin America, coordinated by LAO.

	Year ended December 31,
Mobile Latin America	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross operating revenues	1,350	1,403

Gross Operating Profit	453	355

Operating income (loss)	(18)	(72)

Number of employees at year-end	4,417	5,678

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

The operating revenues of the Mobile Business Unit in Latin America amounted to €1,403 million in 2001 compared with €1,350 million in 2000, an increase of 3.9% mainly due to the changes in the scope of consolidation which occurred in 2001 within the Latin America Mobile Business Unit. Operating revenues were also impacted by the deterioration of the exchange rate in Brazil.

The increase in revenues of the Latin America Mobile Business Unit was mainly due to the first time consolidation of the start-up subsidiaries (Maxitel and Digitel which, prior to January 1, 2001, weren’t consolidated line by line, and TIM Perù which started its activities in January 2001). The Maxitel and Digitel operating revenues in 2001 were €277 million and €255 million, respectively. The operating revenues of TIM Perù in 2001 were €34 million.

Gross Operating Profit amounted to €355 million, a decrease of €98 million, or 21.6%, compared to 2000, mainly due to the start-up costs of certain companies.

Operating loss amounted to €72 million compared to an operating loss of €18 million in 2000.

South America

The following table sets forth, for the periods indicated, certain financial and other data for the Entel Chile group (only for 2001, the year in which the Telecom Italia Group acquired control), the Entel Bolivia group, the company, Telecom Italia do Brasil (in 2002 renamed Telecom Italia America Latina), and the South America business segment of Telecom Italia. Certain financial and other data of the Mobile Latin America Business Unit are described in the section pertaining to the Mobile Business Unit.

	Year ended December 31,
	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross Operating revenues	312	1,534

Gross Operating Profit	172	527

Operating income	99	187

Number of employees at year-end	1,087	5,746

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues increased by 391.7% in 2001, compared to 2000, benefiting mainly from the first time consolidation of the Entel Chile group.

Consolidated operating revenues were € 247 million in 2000 and €1,531 million in 2001, respectively.

The growth in revenues was principally attributable to the inclusion in the scope of consolidation of the Entel Chile group which had revenues of €1,251 million in 2001. In 2000 the Entel Chile group was accounted for on the equity basis.

Gross Operating Profit was €527 million in 2001 compared to €172 million in 2000. The growth in Gross Operating Profit was mainly due to the additional contribution of Entel Chile.

Operating Income was €187 million in 2001 compared to €99 million in 2000. The Operating Income showed an increase by 88.9% in spite of the new goodwill amortization associated with the Entel Chile group, amounting to €59 million.

*    *    *    *

In order to give an overall view of LAO, the following table sets forth, for the periods indicated, certain financial and other data for all the companies operating in South America, providing both wireline and mobile phone services.

	Year ended December 31,
South America	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross operating revenues	1,284	2,937

Gross Operating Profit	613	882

Operating income	218	115

Number of employees at year-end	5,504	11,424

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Internet and Media

The following table sets forth for the periods indicated certain financial and other data for the Internet and Media business unit (the SEAT group). During 2000 Telecom Italia completed the merger of Tin.it, its internet service provider, with SEAT, in a transaction which resulted in the Telecom Italia Group acquiring control of SEAT. Although SEAT was fully consolidated for balance sheet purposes at December 31, 2000, SEAT’s results of operations were included in the Telecom Italia Group’s statement of operations only beginning January 1, 2001. For such reason, information for the two periods discussed below is not comparable.

	Year ended December 31,
Internet and Media	2000	2001
	(millions of Euro, except employees)
Gross operating revenues	263	1,957

Gross Operating Profit	(35)	444

Operating income	(73)	31

Number of employees at year-end	7,515	9,264

SEAT was consolidated with Telecom Italia’s results of operations for the first time during 2001.

In 2001, gross operating revenues were €1,957 million, compared with €263 million in 2000. On a comparable consolidation basis, gross operating revenues increased by 2.6% from €1,908 million in 2000 to

€1,957 million in 2001. The Directories business Area made the largest contribution to growth; these results were achieved largely due to a strong increase in number of customers of Seat Pagine Gialle (plus 3.6%; 670,000 at the end of 2001), accompanied by a strong performance of new directory products.

Consolidated operating revenues were €179 million in 2000 and €1,880 million in 2001.

Gross operating profit in 2001 amounted to €444 million, compared with a loss of €35 million in 2000. Gross operating profit increased by 23% over 2000 on a comparable consolidation basis. This improvement can be attributed to the continuing rationalization of costs and to the improved profitability of the Directories business.

Operating Income in 2001 was €31 million compared with a loss of €73 million in 2000. On a comparable consolidation basis, operating income was €31 million as opposed to the operating loss of €1 million in 2000.

Total Internet users have grown from 2 million in 1999 to 4 million in 2000 and 5 million in 2001. At the end of March 2002 SEAT had 5.4 million Internet users, of whom 1.9 million remained active after 45 days. Average connection time increased by 40% in 2001 compared to 2000.

Information Technology Market

The Information Technology Market Business Unit was created early in 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit according to the type of customer. The Business Unit is responsible for organizing the information technology activities of the Telecom Italia Group oriented towards the external market, in particular, central and local government administrations moving towards decentralization and e-government, as well as banks and businesses.

The following table sets forth, for the periods indicated, certain financial and other data for Information Technology Market.

	Year ended December 31,
Information Technology Market	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross operating revenues	1,135	1,198

Gross Operating Profit	136	166

Operating income	105	123

Number of employees at year-end	7,400	6,441

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues increased by 5.6% from €1,135 million in 2000 to €1,198 million in 2001. Such increase was mainly due to higher volumes of Sogei, Tele Sistemi Ferroviari, Insiel, Banksiel and Aspasiel, partially offset by a contraction in the revenues of Finsiel and EIS, which were impacted by the disposal of some business segments, the lower volumes of Krenesiel as well as the decrease due to the changes in the scope of consolidation.

Consolidated operating revenues were €1,039 million in 2000 and €1,135 million in 2001.

Gross Operating Profit increased by 22.1% from €136 million in 2000 to €166 million in 2001. The growth in Gross Operating Profit was mainly due to the reduction in labour costs.

Operating income increased by 17.1% from €105 million in 2000 to €123 million in 2001, also as a result of the lower levels of depreciation of fixed assets due to a reduction of capital expenditures.

Information Technology Group

The Information Technology Group Operating Activity was created early in 2002 as a result of the rationalization of activities previously carried out in the Information Technology Services Business Unit. The entity also incorporates the operations of the TILAB group. The Operating Activity is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

The following table sets forth, for the periods indicated, certain financial and other data for the Information Technology Group.

	Year ended December 31,
Information Technology Group	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross operating revenues	1,332	1,198

Gross Operating Profit	203	188

Operating income	(15)	22

Number of employees at year-end	6,385	6,844

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues decreased by 10.1% from €1,332 million to €1,198 million. Such decrease was mainly due to the reduction of prices on services rendered to the Domestic Wireline Business Unit as a result of a new service agreement in force.

Consolidated operating revenues were €145 million in 2000 and €156 million in 2001.

Gross Operating Profit decreased by 7.4% from €203 million in 2000 to €188 million in 2001. The decrease in profitability reflects the aforementioned reduction in prices, and was only partially offset by a fall in outsourced professional services.

Operating income increased by €37 million from a loss of €15 million in 2000 to an income of €22 million in 2001, mainly as a result of the lower levels of depreciation of fixed assets.

Other Telecom Italia Group Activities

Real Estate and General Services

The activities managed by the “Real Estate and General Services” operating activity consisted of the following: to provide asset and property management services and to leverage the value of the real estate properties of the Telecom Italia Group, to carry out the project design and work on properties and to provide project and facility management services. The operating activity comprised the internal structures of Telecom Italia (Telecom Italia’s Real Estate and General Services business segment), as well as the consolidated companies Emsa, Telimm and Immsi and the affiliates IM.SER and Telemaco Immobiliare. The two latter companies became operational from December 1, 2000 and from May 1, 2001, respectively, following the real-estate spin-off transactions carried out by the parent company Telecom Italia at the end of 2000.

The following table sets forth, for the periods indicated, certain financial and other data for Real Estate and General Services.

	Year ended December 31,
Real Estate and General Services	2000	2001
	(millions of Euro, except employees)
Gross operating revenues	980	953

Gross Operating Profit	147	145

Operating income (loss)	(55)	(65)

Number of employees at year-end	2,073	1,889

Gross operating revenues decreased by €27 million, or 2.8%, from €980 million in 2000 to €953 million in 2001. Such decrease was mainly due to the adjustment of internal charges to other Telecom Italia Group companies according to the best market conditions.

The Gross Operating Profit amounted to €145 million in 2001 and remained substantially stable with respect to 2000.

Operating loss increased by €10 million, or 18.2%, from €55 million in 2000 to €65 million in 2001.

Foreign Holdings Corporate Function

The following table sets forth, for the periods indicated, certain financial data for the Foreign Holdings Corporate Function (9Telecom Reseau, Jet Multimedia and Mageos Explorer groups—these two groups have been fully consolidated in the statement of operations only starting from January 1, 2001—, the BBNed group and what remains of the ex IOP).

	Year ended December 31,
International Subsidiaries	2000(1)	2001(1)
	(millions of Euro)
Gross operating revenues	213	292

Gross Operating Profit (Loss)	(166)	(149)

(1)	The 2000 and 2001 financial data have been reclassified and presented consistent with the presentation of 2002 financial data.

Gross operating revenues increased by €79 million, or 37.1%, from €213 million in 2000 to €292 million in 2001 mainly as a result of the changes in the scope of consolidation. In 2000 and 2001, profitability was affected by the start-up phase of certain companies.

Satellite Services

The following table sets forth, for the periods indicated, certain financial and other data for the Satellite Services business unit which was disposed of in the fourth quarter of 2002.

	Year ended December 31,
Satellite Services	2000	2001
	(millions of Euro, except employees)
Gross operating revenues	340	648

Gross Operating Profit	50	159

Operating income	(52)	60

Number of employees at year-end	1,206	1,196

Operating revenues from Satellite Services increased by 90.6% from €340 million in 2000 to €648 million in 2001. This increase was principally due to the results of Telespazio’s space activities, offset by the early termination of the important Astrolink program. In the “Media & Communications” segment of activities, the revenues generated by the Television sector partly offset the fall in volumes of the Telecommunications sector. The growth of gross operating profit (an increase of 218% in 2001 compared to 2000) and operating income reflected the conclusion of the Astrolink program, whereas Media & Communications recorded a slight fall due to a declining price trend in telecommunication services. The suspension of the Astrolink project, on the other hand, involved an extraordinary write-down of the related financial investment. Overall, the negative extraordinary effects deriving from Astrolink were partly absorbed by the gains realized on the sale of shares in portfolio.

Liquidity and Capital Resources

Liquidity

The Telecom Italia Group’s primary source of liquidity is cash generated from operations, particularly from telecommunications services, and its principal uses of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders and strategic investments, such as international acquisitions.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Year ended December 31,
	2000 (1) (pro forma)	2001	2002
	(millions of Euro)
Net cash provided by operating activities	5,309	9,602	10,909
Net cash used in investing activities	(15,113)	(9,779)	(1,230)
Net cash provided by (used in) financing activities	10,412	(363)	(9,134)

Net increase (decrease) in cash and cash equivalents	608	(540)	545

Cash and cash equivalents:
Beginning of year	678	1,305	765

End of year	1,286	765	1,310

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Net Cash Provided by Operating Activities.    Net cash provided by operating activities was €10,909 million in 2002, €9,602 million in 2001 and €5,309 million in 2000.

The increase in 2002 compared to 2001 was primarily due to higher levels of net income before minority interest (€297 million of income in 2002 compared to a loss of €1,658 million in 2001), the significant level of write-downs of fixed assets, intangibles and other long-term assets (€4,384 million in 2002 compared to €4,039 million in 2001), the net change in other liabilities (with a positive contribution of €2,038 million in 2002 compared to a positive contribution of €1,232 million in 2001) as well as the changes in operating assets and liabilities which increased cash from operating activities by €670 million in 2002 compared with a positive contribution of €372 million in 2001. Such effects were only partially offset by lower levels of depreciation and amortization in 2002 (€5,877 million) compared to 2001 (€6,275 million) and net gains on disposals of fixed and intangible assets and other long-term assets (€2,210 million in 2002 compared with €330 million in 2001).

The increase in 2001 compared to 2000 was primarily due to higher levels of depreciation and amortization in 2001 (€6,275 million) compared to 2000 (€5,647 million) and the significant level of write-downs of fixed assets, intangibles and other long-term assets (€4,039 million in 2001 compared to €1,120 million in 2000) as well as the net change in operating assets and liabilities which reduced cash from operating activities by €3,993 million in 2000 compared with a positive contribution of €372 million in 2001. Such effects were only partially offset by lower levels of net income before minority interest (€2,892 million of income in 2000 compared to a loss of €1,658 million in 2001) and net gains on disposals of fixed and intangible assets and investments.

Net Cash Used in Investing Activities.    Net cash used in investing activities was €1,230 million in 2002, €9,779 million in 2001 and €15,113 million in 2000. Investments in fixed assets, which consisted for the most part of telecommunications installations acquired by Telecom Italia and TIM, were €3,258 million in 2002, €4,254 million in 2001 and €3,405 million in 2000. Investments in intangible assets (including goodwill of €369 million in 2002, €1,174 million in 2001 and €9,109 million in 2000) were €1,953 million in 2002, €3,910 million in 2001 and €13,079 million in 2000. The decrease in 2002 compared to 2001 was principally due to the reduced level of acquisitions in 2002. The significant decrease in 2001 compared to 2000 mainly reflects the reduced level of acquisitions in 2001 compared to 2000, in particular when compared to the SEAT acquisition in 2000 which resulted in high levels of goodwill. In addition, 2000 included the initial payments on TIM’s UMTS license in Italy. Investments in other long-term assets were €1,708 million in 2002, €3,093 million in 2001 and €3,000 million in 2000; in 2002 such investments include €1,325 million of equity investments (of which €287 million related to Telecom Italia treasury stock); in 2001 such investments include €1,906 million of investments made by TIM International in the associated company Is TIM (this entire investment was written off in 2002); in 2000 such investments include €871 million for a 30% stake of GLB Servicos Interativos (Globo.com), €662 million relating to the Savings Shares bought back by Telecom Italia and €307 million for setting up Is TIM which won the third GSM 1800 license in Turkey.

In 2000 the outflows due to investing activities were partially offset by the net proceeds arising from the disposal of intangible assets, fixed assets and long-term investments (€4,276 million). In 2001 and 2002 proceeds from such sales were €1,439 million and €5,698 million (mainly relating to the disposal of equity investments), respectively. Net proceeds in 2002 are largely responsible for the net cash used as it offset the levels of investment in fixed assets, intangible assets and other long-term assets.

Net Cash Provided by (Used in) Financing Activities.    Net cash provided by (used in) financing activities was a net cash use of €9,134 million in 2002 and €363 million in 2001 compared to net cash provided of €10,412 million in 2000. Net cash used in financing activities in 2002 reflected an increase of €3,878 million in long-term debt as the Telecom Italia Group continued its program begun in 2000 to replace short term debt with long term debt to extend the average life of its debt. The proceeds of such long term debt and those arising from the disposal of equity investments as well as part of the cash provided by operating activities was primarily used to retire indebtedness, including €4,025 million of short term debt and to fund the pay-out of dividends and the extraordinary distribution of reserves totaling €4,945 million (such payments relating to the 2001 year as well as €1,698 million in anticipation of the dividend to be paid for the 2002 year). Net cash used in financing activities in 2001 reflected a significant increase in long term debt (€10,816 million) as the Telecom Italia Group replaced short term debt with long term debt to extend the average life of its debt. The proceeds of such long term debt was primarily used to retire indebtedness, including €6,068 million of short term debt and to fund the dividend payout (€3,097 million relating to the year 2000). The inflow of cash in 2000 was due to the increases in short-term debt (€9,842 million) and in long-term debt (€1,707 million) as well as to capital contributions (€4,174 million, almost entirely related to the conversion of TIM’s savings shares), partly offset by repayments of long-term debt and the dividend payments of €3,049 million. The significant increase in short-term debt was primarily incurred to finance the acquisitions of equity investments, including, among others, the SEAT and Globo.com acquisitions.

Capital Resources

On a consolidated basis, at December 31, 2002 Telecom Italia’s outstanding long-term debt was €15,018 million (€16,083 million at December 31, 2001) and its short-term debt was €5,089 million (including current portion of long-term debt) compared to €9,114 million at December 31, 2001. Interest on such debt totaled €1,226 million in 2002 compared with €1,460 million in 2001.

The Telecom Italia Group’s short-term debt due to banks, including the current portion of long-term debt, was €3,225 million at December 31, 2002 (€6,895 million at December 31, 2001). As of December 31, 2002 the amount of unutilized short-term bank facilities was €9,832 million (€10,295 million as of December 31, 2001); €5,813 million (€4,561 million as of December 31, 2001) was related to Telecom Italia. Approximately 67% of these facilities were denominated in Euro and had varying interest rates.

In addition, at December 31, 2002, the Telecom Italia Group had cash and marketable securities in excess of €1,759 million (€2,956 at December 31, 2001). The Telecom Italia Group believes that its bank facilities, together with its portfolio of marketable securities and cash, are sufficient to meet its present working capital needs.

The following table aggregates Telecom Italia’s contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future. The amounts payable are as of December 31, 2002.

	Year ended December 31,
	2003	2004	2005	2006	2007	After 2007	Total
	(millions of euros)
Long-term debt (including current portion)	2,289	1,849	2,230	5,302	1,830	3,679	17,179
Finance lease	388	28	15	12	11	62	516

Total long-term debt	2,677	1,877	2,245	5,314	1,841	3,741	17,695
Operating lease	22	8	2	1	—	1	34
SEAT Put Option (1)	—	—	2,417	—	—	—	2,417
Rental obligations to IM.SER60, TIGLIO I, TIGLIO II (2)	209	209	209	209	209	2,773	3,818

	2,908	2,094	4,873	5,524	2,050	6,515	23,964

(1)	Assumes that J.P. Morgan Chase exercises put option on 710,777,200 SEAT ordinary shares at renegotiated option price of €3.40 at maturity in December 2005. See Note 18 to Notes to Consolidated Financial Statements included elsewhere herein.

(2)	Aggregate rental payments due under 21 year contracts.

The table above does not include short-term financial debt of € 2,412 million (excluding current portion of long-term debt) outstanding at December 31, 2002. For a discussion of the Telecom Italia Group’s capital expenditures in 2000, 2001 and 2002 and the Telecom Italia Group’s proposed capital expenditure commitments over the next three years, see “—Capital Expenditures”.

The Telecom Italia Group’s long-term debt (excluding current portion) was €15,018 million at December 31, 2002 and €16,083 million at December 31, 2001. The decrease in long term debt from 2001 to 2002 was primarily due to the repayment of notes which had come due, although new bond issues were carried out in 2002 and the share of long-term debt as a percentage of total financial indebtedness increased from 64% to 75%.

As of December 31, 2002 approximately 91% of the Telecom Italia Group’s long-term debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Chilean Peso. At December 31, 2002 approximately 32% of the long-term debt carried a floating rate.

In the year ended December 31, 2002, the Telecom Italia Group incurred new long-term debt of €3,878 million and reduced short-term debt (including current portion of long-term debt) by €4,025 million, compared to an incurrence of €10,816 million and a reduction of €6,068 million of long-term and short-term debt, respectively, in the year ended December 31, 2001. In 2002 such long-term indebtedness was incurred largely to refinance indebtedness coming due and to retire short-term indebtedness as the Telecom Italia Group extended the average maturity of its total financial indebtedness.

Long-term indebtedness of €2,677 million, €11,277 million and €3,741 million is scheduled to become due for repayment during 2003, in the years 2004-2007 and beyond 2007, respectively.

The Telecom Italia Group’s short-term debt (including current portion of long-term debt) was €5,089 million at December 31, 2002 and €9,114 million at December 31, 2001. The significant decrease in short-term debt reflects the policy of Telecom Italia to reduce its dependence on short-term financing and extend the average maturity of its debt. The Telecom Italia Group has achieved this result either through the policy of divestiture or through issuances of debt in the capital markets as described below.

In order to reduce its dependence on short-term debt, extend the average life of its financial indebtedness and expand its investor base, Telecom Italia established a US$ 10 billion global medium term note program (the “Global Note Program”) at the end of 2000; on December 18, 2001 the Board of Directors approved the increase of the above mentioned Global Note Program up to US$ 12 billion. The Global Note Program includes a shelf registration statement filed with the U.S. Securities and Exchange Commission permitting it to sell up to US$ 10 billion in debt securities (in any currency) which registration statement was declared effective on October 12, 2000. The Global Note Program also includes a Euro-Tranche which permits the Telecom Italia Group to offer debt securities outside the United States. Since January, 2001 the Telecom Italia Group has issued an aggregate principal amount of €12.5 billion in long-term debt in the capital markets under its Global Note Program, the net proceeds of which have been used to repay short-term indebtedness. The debt issued consisted of:

•	€2.5 billion of 1% exchangeable notes due 2006 (on September, 2002 the notes decreased by €536 million, becoming €1,964 million, due to the buy-back of the notes by Sogerim, merged in 2002 into Telecom Italia Finance, and their subsequent cancellation);

•	€3.0 billion of 6.125% fixed rate notes due 2006;

•	€1.0 billion of floating rate notes due 2004;

•	€2.0 billion of 7% fixed rate notes due 2011;

•	€1.5 billion of floating rate notes due 2005;

•	€1.25 billion of 5.625% notes due 2007; and

•	€1.25 billion of 6.25% notes due 2012.

The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial indebtedness to total stockholders’ equity, was 141.3% and 113.6% as of December 31, 2002 and December 31, 2001, respectively.

Centralized Treasury.    Telecom Italia has a centralized treasury that provides financial assistance to the Telecom Italia Group including TIM, and generally operates as the Telecom Italia Group’s principal banker, allocating cash where needed and collecting the liquid resources of the members of the Telecom Italia Group. As a result, Telecom Italia is able to ensure that its subsidiaries have adequate liquidity to satisfy their requirements. Telecom Italia also acts on behalf of its subsidiaries in negotiating bank lines of credit and provides financial consultancy services to its subsidiaries.

The central treasury function reduces the need of the members of the Telecom Italia Group to utilize banks, enables members of the Telecom Italia Group to obtain more favorable terms from banks when needed and enables Telecom Italia to maintain control over cash flows and to assure better utilization of surplus liquidity.

Cash Management.    Telecom Italia utilizes short-term credit lines to support expenses and disbursements that occur in the ordinary course of business, using free cash flow generated by its business to fund capital investments and acquisitions and to repay long-term debt.

Lines of Credit.    Short-term lines of credit granted to the Telecom Italia Group by banks, according to standard money market terms and conditions, consist partly of lines of credit with specified maturities and partly of lines of credit callable upon notice. All of the Company’s medium and long-term lines of credit relate to specific loans drawn down to fund the Company’s activities.

Capital Expenditures

The table below sets forth, for the periods indicated, the Telecom Italia Group’s total investments (including capital expenditures) based on the organization by Business Unit at December 31, 2002.

	Year ended December 31,
	2000(1)(2) (pro forma)	2001(2)	2002
	(millions of Euro)
Fixed assets:
Domestic Wireline(3)(5):
Local and long distance networks	697	903	819
Investment in subscribers’ equipment	335	299	169
Exchange equipment	449	528	552
Buildings and land	9	10	4
Other fixed assets	327	209	284

	1,817	1,949	1,828
Mobile:
Radio and transmission equipment	542	713	468
Exchange equipment	395	519	143
Buildings and land	31	52	70
Other fixed assets	225	246	394

	1,193	1,530	1,075
South America(4)	67	351	201
Internet and Media	17	82	28
IT Market(5)	25	19	11
IT Group(5)	101	109	85
Other activities(6)(7)(8)	185	214	30

Total fixed assets	3,405	4,254	3,258
Goodwill	9,109	1,174	369
Other intangible assets(9)	3,970	2,736	1,584

Total capital expenditures(10)	16,484	8,164	5,211

Financial investments(11)	3,000	3,093	1,708

Total investments	19,484	11,257	6,919

(1)

Beginning from the consolidated financial statements for the year ended December 31, 2001, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method. For such reason, the 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(2)	The data relating to 2001 and 2000 have been restated for purposes of comparison.
(3)	In May 2002, the International Operations (IOP) “Operating Activity” was disbanded, as a result the following companies became part of the Domestic Wireline Business Unit: Intelcom San Marino and Golden Lines.
(4)	The data refer to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(5)	In early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group. Beginning January 1, 2002, Saritel S.p.A. has been consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit.
(6)	The data presented include the additions to fixed assets of the Foreign Holdings Corporate Function (9Telecom Reseau group—disposed of in August 2002 and consolidated in the financial statements for the first six months of 2002—, the BBNed group and what remains of the ex IOP) and the former Business Unit Satellite Services (the Telespazio group) which was disposed of during the 4th quarter of 2002 and consolidated in the financial statements only for the first nine months of 2002.
(7)	In December 2000, 80.1% of Italtel’s capital stock was sold to a group of foreign investors headed by Clayton, Dubilier & Rice and Cisco System. In connection with this sale, Sogerim SA (merged in 2002 into Telecom Italia Finance), a wholly-owned subsidiary of Telecom Italia retained approximately a 19% stake in Italtel not sold by Telecom Italia. Therefore the figures presented include Italtel only for the first nine months of 2000.
(8)	In December 2000, Telecom Italia disposed of its interest in Sirti. Therefore the figures presented include Sirti only for the first nine months of 2000.
(9)	Other intangible assets include investments such as software for telecommunications systems and licenses.
(10)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.
(11)	Financial investments include also the Group’s investment in international activities.

The decrease in capital expenditures in 2002 (€5,211 million) compared to 2001 (€8,164 million) was due to a reduction both in fixed assets and in intangibles assets and the decrease in goodwill due to the significantly reduced levels of acquisitions of equity investments.

The decrease in capital expenditures in 2001 (€8,164 million) compared to 2000 (€16,484 million) was almost entirely due to the reduction in investments in intangible assets and included:

•	€1,174 million of goodwill (of which €731 million was attributable to the acquisition of the controlling interest in Entel Chile) and €2,736 million of other intangible assets (of which €1,080 million arose from the acquisition of new mobile telecommunications licenses in Brazil and Greece); and

•	€4,254 million of fixed assets mainly associated with telecommunications systems and equipment, machinery and installations.

Cash flows from operating activities in 2002 (€10,909 million) exceeded capital expenditures in fixed and intangible assets (€5,211 million) and total investments (€6,919 million). Excess cash was largely used to repay short-term debt and fund dividend payments.

Cash flows from operating activities in 2001 (€9,602 million) exceeded capital expenditures in fixed and intangible assets (€8,164 million) but was lower than total investments (€11,257 million).

Cash flows from operating activities in 2000 (€5,309 million) were lower than capital expenditures in fixed and intangible assets (€16,484 million) and total investments (€19,484 million).

Capital expenditures under Business Plan

Capital expenditures over the three-year period 2003-2005 are forecast to range between €14 billion and €16 billion, essentially matching the targets set in the 2002-2004 Industrial Plan (€16 billion).

The capital expenditures, by industry segments, are detailed as follow (as a percentage of the total value):

Domestic Wireline	~	45%

Mobile	~	40%

Internet and Media	~	2%

Other	~	13%

•	Domestic Wireline

Capital expenditures over the three years 2003–2005 are anticipated to be approximately €6.2 billion. Of this amount, 80% will be invested in innovative projects (investments in advanced network technologies, such as broadband and data network in new CRM platforms).

As regards the business, Residential market broadband access connections are expected to exceed 1.9 million at the end of 2004, an increase of 0.5 million over the existing 1.4 million target set for year-end 2004. The broadband access target for year-end 2005 (residential, business and wholesale) is 3.5 million. The target for Teleconomy subscriptions is around 6.1 million by year-end 2005, compared with the target of 5.9 million set for year-end 2004.

•	Mobile

The domestic capital expenditures plan for the next three year period will amount to €3.7 billion, of which 55% will be specifically earmarked to innovation.

As regards the international activities of TIM, particular attention is given to Brazil where, from 2003 to 2005 the overall amount of capital expenditures is forecasted to reach €1.1 billion. In 2005, TIM aims to reinforce its operations in the country by increasing its market share to 26% from the present level of 16%. The penetration of mobile telephony in Brazil, is expected to reach 26% (at present 19%).

Research and Development Activities

The Telecom Italia Group spent €269 million, €138 million and €121 million on research and development in 2000, 2001 and 2002, respectively. The Telecom Italia Group also receives grants from national and international programs for use in research and development activities.

The purposes of the Telecom Italia Group’s research and development activities is mainly the development of innovative services and applications, to meet the increasing demand from the market.

Such activities were mainly carried out by TILab, as part of the Information Technology Group Operating Activity, also through the collaboration of the Pirelli Laboratories. TILab performs both strategic research as well as research specifically requested by Telecom Italia Group Companies. The activities involved research and testing in the field of fixed, mobile and Internet telecommunications.

Consolidated Financial Statements as of and for the three Year period Ended December 31, 2002 – Reconciliation of Italian GAAP to U.S. GAAP.

During the three year period between 2000 to 2002 the Telecom Italia Group engaged in certain significant transactions which, under U.S. GAAP give rise to material differences in net income, shareholders’ equity and indebtedness when compared to Italian GAAP. In the course of 2000, 2001 and 2002, the following transactions occurred that have given rise to significant differences:

•	the acquisition of SEAT, including the SEAT put/call option financing entered into concurrently herewith;

•	the significant number of acquisitions made by SEAT using its ordinary shares as consideration for such acquisitions;

•	adoption of SFAS142 under U.S. GAAP, which requires that amortization of goodwill and indefinite lived intangibles be eliminated, and instead reviewed annually for impairment based on fair value;

•	the sale of certain real estate properties to IM.SER, a wholly owned subsidiary of the Telecom Italia Group, the subsequent sale of 60% of IM.SER to third parties and the transfer of these interests and other real estate assets as part of the “Tiglio” transactions;

•	restructuring of certain real estate properties within the Tiglio I and the Tiglio II framework;

•	the conversion offers of TIM and SEAT in which savings shares were exchanged for ordinary shares;

•	the substantial decrease in asset valuations in the Telecom and Internet sectors in general; and

•	the sale of certain equity investments in the satellite sector, with the Telecom Italia Group recognizing gains on the sale of an entity for which it still has a continuing ownership interest.

As a result of the foregoing transactions there are additional material differences and reconciling items in 2002, 2001 and 2000 than in prior years, to reconcile Italian GAAP net income and stockholders’ equity to U.S. GAAP. The following is a discussion of the U.S. GAAP treatment of such transactions and the impact on net income or loss and stockholders’ equity under Italian GAAP for the three year period ended December 31, 2002. For a complete description of the Telecom Italia Group’s reconciliation and other required U.S. GAAP disclosures see Notes 26, 27 and 28 of the Notes to the Consolidated Financial Statements included elsewhere herein.

Year ended December 31, 2002

Net Income

Under Italian GAAP, the net loss for the year ended December 31, 2002 was €322 million, whereas under U.S. GAAP the result was net income of €828 million. In 2002, the €1,150 million decrease in net loss from Italian to U.S. GAAP is largely attributable to certain of the transactions described above that have resulted in material adjustments to the Italian GAAP operating results. A description of such transactions and accounting differences and their impact on 2002 are described below:

•	As discussed in Note 28 (b), the Group adopted the accounting and presentation requirements of SFAS 142 as of January 1, 2002 for accounting applicable to goodwill and intangible assets. The requirements of SFAS 142 are such that goodwill and certain non-amortizing intangibles are no longer considered to be wasting assets. Instead, it is necessary to apply a fair value approach to goodwill on an annual basis. The adoption of SFAS 142 increased pre-tax income by €952 million, representing the total amount of goodwill recorded as an expense in the underlying Italian GAAP financial statements.

•	As discussed in Note 28 (d) to the financial statements, Telecom Italia entered into a simultaneous put and call arrangement with a minority interest shareholder in its 2000 acquisition of SEAT. Under U.S. GAAP, that transaction was considered the acquisition of a minority interest, and the entire agreement was accounted for in the 2000 U.S. GAAP financial statements. A significant portion of that acquisition was also written-off in the 2000 U.S. GAAP financial statements. In 2000 there was no accounting recognition for this agreement in the Italian GAAP financial statements. In the 2002 Italian GAAP financial statements, Telecom Italia accrued for an additional €1,942 million of the estimated amount of the put/call transaction, representing the estimated amount of the required future payment that will not be recoverable from the operations of SEAT. As the entire put/call financing, including the associated goodwill and impairment, has already been accounted for in the U.S. GAAP financial statements, the 2002 recognition of the same event in the underlying Italian GAAP financial statements requires that the 2002 recognition of the impairment be reversed, increasing U.S. GAAP pre-tax income by the same amount.

•	In 2002, Telecom Italia recorded additional impairments to its SEAT investment. As discussed in the accompanying financial statements as of December 31, 2002, Telecom Italia reviewed the carrying value of its investment in the Internet and Media operating segment as of December 31, 2002. That analysis resulted in an additional impairment charge for U.S. GAAP of €1,808 million. This difference is due to the fact that, because a different basis of accounting under Italian and U.S. GAAP was used for the original acquisition of SEAT, the carrying values of the reporting units impaired in 2002 were different, therefore leading to different impairment amounts.

•

In 2000 Telecom Italia entered into a series of transactions whereby certain real estate assets were transferred to a related party and subsequently partially sold. Telecom Italia retained an interest in the vehicle that held the real estate assets and, concurrent with the transaction, entered into long-term leases for the assets. In 2002, those same assets, in conjunction with other real estate assets of the Group, were again transferred through a complex series of contributions, acquisitions and disposals

(collectively referred to as the “Tiglio” transactions). The result of the Tiglio transactions was that, under U.S. GAAP, the Group was still considered to retain an interest in the underlying real estate assets. Therefore they failed the requirements under U.S. GAAP to recognize any gains on the sales and the Group was not allowed, under U.S. GAAP, to deconsolidate the assets and liabilities associated with the Tiglio structuring. Under U.S. GAAP in 2002, the decrease in pre-tax income of €136 million is due to the reversal of the gain recognized in the underlying Italian GAAP financial statements for the Tiglio transactions, net of the continuing impact of the original real estate transaction in 2000.

•	Telecom Italia considers a certain amount of shares in its controlled subsidiaries to be “available for sale”, meaning that those shares are available to be sold on the open market when the proper conditions exist. These shares are accounted for in marketable securities at the lower of cost or market for Italian GAAP purposes. For purposes of U.S. GAAP, it is not possible to allocate a portion of the shares held in the consolidated subsidiary as marketable securities in the balance sheet, instead, all of the shares must be consolidated. The effect on the consolidation of the Group is to decrease the net income attributable to minority interests and to decrease the associated minority interest liability on the U.S. GAAP balance sheet. In 2002, the minority interest allocation performed under Italian GAAP was decreased by €83 million pre-tax, representing the fact that the Group actually holds a higher percentage of shares in the controlled subsidiary than is accounted for in the Italian GAAP consolidation, therefore the earnings allocated to the minority interest is less in the U.S. GAAP results.

•	U.S. GAAP requires that interest expense be capitalized on all qualified borrowings for assets under construction. Italian GAAP requires that interest expense only be capitalized on assets that have a specific borrowing. During 2002, the Group continued to maintain the UMTS licenses acquired between 2000 to 2002 in construction in progress while the supporting networks are implemented. Under U.S. GAAP, an additional €127 million in interest expense was capitalized as the financing costs associated with constructing these assets. Interest capitalization will cease on these assets when they are ready for use. The higher level of capitalized interest results in higher levels of depreciation charges in the future.

Stockholders’ Equity, net of minority interests

Stockholder’s equity under U.S. GAAP at December 31, 2002 was €9,215 million, compared to €9,049 million under Italian GAAP. Although, the overall impact of the U.S. GAAP adjustments was to increase stockholders’ equity net of minority interest by €166 million, certain adjustments were material and certain line items of the U.S. GAAP condensed consolidated balance sheet were materially impacted.

Total assets as of December 31, 2002 under Italian GAAP were €52,786 million, compared to €60,822 million included in the U.S. GAAP balance sheet, an increase in total assets of €8,036 million. The difference can be attributed to the following:

•	at the end of 2002, there was a total of €9,606 million of goodwill recorded under U.S. GAAP, compared to €6,612 million for Italian GAAP, an increase of €2,994 million. The higher level of goodwill is primarily attributable to the residual amount of goodwill from the transactions associated with the formation of Telecom Italia and its various ownership changes and the discontinuance of goodwill amortization for U.S. GAAP purposes;

•	net fixed assets on the U.S. GAAP balance sheet are higher due to the inclusion of the real estate transferred to IM.SER in 2000 and Tiglio I and Tiglio II in 2002, which under U.S. GAAP have a book value of €1,907 million as of December 31, 2002, whereas under Italian GAAP these fixed assets are not recorded. Instead, the vehicles that own the assets and for which the Group holds a minority interest stake are recognized on the equity basis of accounting;

•	other various items including intangibles arising from purchase accounting under U.S. GAAP, capitalization of interest on tangible and intangible assets under construction and deferred tax assets;

•	with respect to liabilities, the material impact from the U.S. GAAP adjustments relates to long-term debt. Total long-term debt increases from €15,018 million under Italian GAAP to €20,069 million, due to the following items:

•

SEAT Put/Call Option Financing – pursuant to the various transactions relating to the arrangements between Huit II and the J.P. Morgan Chase Group, in which J.P. Morgan Chase has a put option to Telecom Italia for approximately 710 million SEAT shares at a price of €4.20 per share and Telecom Italia has a call option on approximately 660 million SEAT shares for the same price. The strike price was subsequently renegotiated to €3.40 per share. U.S. GAAP considers this transaction as the acquisition financing of a minority equity interest. As a result, U.S. GAAP requires Telecom Italia to record additional long-term debt of €2,417 million. Telecom Italia accrued €569 million of the obligation in 2001 which was paid in 2002 at its present value (€500 million), and €1,942 million in 2002. The amount accrued under Italian GAAP in 2002 is included under Other Liabilities in the accompanying financial statements, leaving an unrecognized liability of €475 million of the put/call transaction.

•	Sale of Real Estate to IM.SER and Tiglio Projects - In 2000 Telecom Italia transferred certain properties to a wholly owned subsidiary, IM.SER, after which Telecom Italia sold 60% of the shares to third party investors. After the sale of the majority stake in IM.SER, it subsequently borrowed €2,427 million and distributed the cash to the shareholders as an extraordinary dividend. Telecom Italia received, from both the divested equity ownership stake and the special dividend from IM.SER, approximately €2,700 million in cash receipts. Under Italian GAAP the Group recognized a gain on the partial sale of the ownership interest, removed the historical cost of the real estate from the balance sheet and IM.SER’s debt was not recognized. Telecom Italia subsequently leased the assets back from IM.SER. For purposes of U.S. GAAP, the continuing economic interest of the Group in IM.SER requires that the real estate remain on the consolidated balance sheet, along with the associated debt. In 2002, as discussed above, the Group also entered into a series of transactions with related parties and affiliates whereby certain real estate assets were transferred in exchange for ownership interests in two new companies (Tiglio I and Tiglio II) and the right to share in future sales of real estate property (also referred to as the “Tiglio” transactions). Therefore, under U.S. GAAP, similar to IM.SER, the assets and debt associated with the Tiglio transactions must remain on the consolidated balance sheet of the Group. The debt on the consolidated U.S. GAAP balance sheet at the end of 2002 for these transactions (IM.SER and Tiglio) was €2,366 million.

Year Ended December 31, 2001

Net Loss

Under Italian GAAP, the net loss for the year ended December 31, 2001 was €2,068 million in 2001 and under U.S. GAAP the net loss was €4,039 million. In 2001, the €1,971 million increase in net loss from Italian to U.S. GAAP is largely attributable to certain of the transactions described above that resulted in certain material adjustments. A description of such transactions and their impact on 2001 are described below:

•	SEAT acquisition—In late 2000 and into 2001, SEAT acquired a significant number of companies using SEAT’s own shares as consideration. Under Italian GAAP there is no economic value assigned to the use of stock in a transaction, therefore the purchase price of these transactions on an Italian GAAP basis is considerably lower. For purposes of U.S. GAAP, these transactions have also been treated as acquisitions; however, the fair value of the consideration given is used as the basis to assign the purchase price to the fair value of the assets acquired and liabilities assumed. In general, higher levels of intangible assets, including goodwill, exist in these transactions. Since the acquisition of SEAT effective October 1, 2000, for U.S. GAAP purposes SEAT added additional goodwill of €981 million in 2000 and €810 million in 2001 due to the use of its stock as the acquisition currency. In 2001, €184 million of this goodwill was amortized in the statement of operations.

•	In 2001, the Telecom Italia Group recorded €2,381 million in impairment charges under Italian GAAP. For purposes of U.S. GAAP, an additional €2,641 million in impairment charges were recorded, for a total charge of €5,022 million. For purposes of Italian GAAP the Telecom Italia Group used the fair value of the individual entities reviewed, with fair value generally being based on a discounted cash flow model. For purposes of U.S. GAAP, the process of reviewing assets for possible impairments requires the review of assets assuming the “lowest level of cash flows”. Therefore, for purposes of U.S. GAAP, the Telecom Italia Group was required to review certain assets for impairment at a lower level of analysis than that performed in the Italian GAAP review. Of the total charges under U.S. GAAP for impairment in 2001, €2,338 million was related to SEAT and SEAT subsidiaries. The remaining amount of the impairment charge is related to investments in Austria and Latin America.

•

As discussed in Note 28(d) and above, Telecom Italia entered into a simultaneous put and call arrangement with a minority interest shareholder in its 2000 acquisition of SEAT. The U.S. GAAP treatment of the transaction is described above. In 2001, the Telecom Italia Group re-negotiated certain terms with the option holder, with an agreement to reduce the option put price. However, the Telecom Italia Group is still required to pay the difference in the strike price reduction to the holder. For purposes of Italian GAAP, an accrual of €569 million was made to record this portion of the obligation in 2001, with a comparable charge to the statement of operations. For purposes of U.S. GAAP, since the transaction is recorded as debt on the U.S. GAAP balance sheet and accounted for in the SEAT purchase accounting the charge is reversed under U.S. GAAP and reduces the U.S. GAAP loss by €569 million before tax.

•	In 2001 Telecom Italia sold certain non-core investments in satellite sector companies, transferring its equity interests to Mirror, a wholly owned company, at fair value. Mirror borrowed €217 million in non-recourse debt to acquire these assets. Subsequent to the transfer, Telecom Italia sold 70% of Mirror to a merchant bank for €233 million. For purposes of Italian GAAP the Company recognized a gain of €170 million, with no additional debt recorded on the balance sheet. For purposes of U.S. GAAP, Mirror was deemed to be a non-qualifying special purpose entity, therefore the accounts of Mirror are required to be consolidated within the Telecom Italia Group. The effects of consolidating Mirror into the Telecom Italia Group’s U.S. GAAP financial statements was to reverse the gain recognized and increase the U.S. GAAP net loss, and to place an additional €450 million in debt on the balance sheet, €217 million as bank debt and €233 million as additional minority interest.

•	Certain subsidiaries of the Telecom Italia Group have their own publicly traded shares, which they use from time to time to effect acquisitions. Under Italian GAAP the reduction of the Telecom Italia Group’s ownership interest in a subsidiary is accounted for as an adjustment to stockholders’ equity. Under U.S. GAAP, the Telecom Italia Group consistently accounts for these types of dilutions as a non-operating gain or loss through the statement of operations. In 2001, €325 million in gains were recorded in the U.S. GAAP results due to these types of transactions.

Partially offsetting the effects of the foregoing was the capitalization of interest expense on construction in progress (including the UMTS licenses and their supporting networks) which reduced the U.S. GAAP loss by €124 million pre-tax.

Stockholders’ Equity, net of minority interests

Stockholders’ equity under U.S. GAAP at December 31, 2001 was €12,457 million, compared to €13,522 million under Italian GAAP. Although the overall impact on stockholders’ equity of the U.S. GAAP adjustments was to reduce stockholders’ equity net of minority interest by only €1,065 million, certain adjustments were material and certain line items of the U.S. GAAP condensed consolidated balance sheet were materially impacted.

Total assets as of December 31, 2001 under Italian GAAP were €62,670 million, compared to €72,518 million on the U.S. GAAP balance sheet, an increase in total assets of €9,848 million. The difference can be attributed to three asset classes: i) at the end of 2001, there was a total of €12,752 million goodwill recorded under U.S. GAAP, compared to €9,141 million for Italian GAAP, an increase of €3,611 million. The higher level of goodwill is attributable to the continuing effects of both the SEAT acquisition and the subsequent acquisitions done by SEAT, generally using their stock as the acquisition consideration, as well as the residual amount of goodwill from STET- Telecom Italia Merger; ii) net fixed assets on the U.S. GAAP balance sheet are higher due to the inclusion of the real estate transferred to IM.SER in 2000 which under U.S. GAAP have a book value of €2,202 million as of December 31, 2001; iii) other intangibles arising from the purchase accounting under U.S. GAAP for €2,698 million.

With respect to liabilities, the material impact from the U.S. GAAP adjustments relates to long-term debt. Long-term debt increased from €16,083 million to €21,906 million, due to the following items:

•	SEAT Put/Call Option Financing—pursuant to the various transactions relating to the arrangements between Huit II and the J.P. Morgan Chase group, in which J.P. Morgan Chase has a put option to Telecom Italia for approximately 710 million SEAT shares at a price of €4.20 per share and Telecom Italia has a call option on approximately 660 million SEAT shares for the same price. U.S. GAAP considers this transaction as the acquisition financing of a minority equity interest. As a result, U.S. GAAP requires Telecom Italia to record additional long-term debt of €2,985 million.

•	Sale of Real Estate to IM.SER—See a description of these transactions above under “Sale of Real Estate to IM.SER and Tiglio Projects”. As described above, for purposes of U.S. GAAP, the continuing economic interest of the Telecom Italia Group in IM.SER requires that the real estate remain in the consolidated balance sheet, along with the associated debt. The debt on the consolidated U.S. GAAP balance sheet at the end of 2001 for this transaction was €2,520 million.

Year Ended December 31, 2000

Net Income

Under Italian GAAP, net income for 2000 was €2,028 million and under U.S. GAAP net income was €3,522 million. In 2000, the €1,494 million increase in U.S. GAAP net income compared to Italian GAAP net income is largely attributable to the transactions referred to above which resulted in certain material adjustments:

•	SEAT acquisition. The acquisition of Telecom Italia’s controlling interest in SEAT consisted of both a cash component as well as the contribution of Tin.it shares, in each case in exchange for SEAT shares. Under Italian GAAP the cash component of the acquisition was accounted for under purchase accounting, and the exchange of shares was treated as a pooling of interest. Under U.S. GAAP the entire transaction was treated as a purchase for acquisition accounting purposes, which resulted in higher levels of goodwill being recorded for U.S. GAAP purposes than under Italian GAAP. U.S. GAAP also required Telecom Italia to record gains on the contribution of Tin.it shares to SEAT and on the distribution made by SEAT of SEAT shares to Telecom Italia shareholders in exchange for Tin.it shares. This distribution was treated as a dividend at fair value. The resulting gains under U.S. GAAP of €7,866 million increased U.S. GAAP net income.

•	Subsequent to acquiring control of SEAT, SEAT made a number of acquisitions and issued additional SEAT shares as consideration in such acquisitions. For U.S. GAAP purposes Telecom Italia recognized a gain of €398 million associated with the dilution effect the issuance of the new shares had on Telecom Italia’s shareholding. Italian GAAP only required adjustments to stockholders’ equity.

•	Offsetting these gains was a write down in goodwill associated with an impairment charge of €7,966 million based upon SFAS 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of. Due to the decline in the price of SEAT shares at December 31, 2000 and further analysis performed by Telecom Italia, which indicated that the fair value of SEAT was less than the carrying value of the investment, the goodwill related to the investment was considered impaired. Under U.S. GAAP, the fair market value of the SEAT acquisition was €16,024 million, including acquisition goodwill of €13,834 million. In addition, the historical financial statements of SEAT already included goodwill of €2,769 million. Under Italian GAAP, as a result of the treatment being split between purchase and pooling accounting, Telecom Italia recorded goodwill of €6,796 million. For Italian GAAP purposes there was no similar impairment charge.

•	Subsidiary Stock Conversions. In connection with TIM and SEAT exchanging ordinary shares for savings shares held by their respective shareholders, the holders of the savings shares were required to pay a cash premium as part of the exchange. The transactions resulted in a net increase in the book value of TIM and SEAT which, under U.S. GAAP, resulted in a non-operating gain of €2,212 million, increasing net income. Under Italian GAAP this gain was accounted for as an equity movement and had no impact on the statement of operations.

In addition to the foregoing, the reversal of certain provisions, (primarily relating to TIM) not allowable for U.S. GAAP purposes (an increase in U.S. GAAP net income of €407 million) was largely offset by the reversal of the gain recognized under Italian GAAP on the sale of the real estate assets (a reduction in net income of €315 million).

The aggregate impact of the foregoing, together with the other adjustments discussed in Note 26 to Notes to the Consolidated Financial Statements, resulted in the increase in U.S. GAAP net income in 2000 compared to Italian GAAP net income.

Stockholders’ Equity, net of minority interest

Stockholders’ equity under U.S. GAAP in 2000 were €19,118 million compared with €18,821 million under Italian GAAP. Although the overall impact on stockholders’ equity of the U.S. GAAP adjustments was not material, certain adjustments were material and certain line items on the U.S. GAAP condensed consolidated balance sheet were materially impacted.

Total assets as of December 31, 2000 under Italian GAAP were €65,515 million compared with €71,528 million under U.S. GAAP, a difference of €6,013 million. Substantially all of the difference is attributable to the higher levels of goodwill recorded for U.S. GAAP purposes (€18,071 million under U.S. GAAP compared to €10,299 million under Italian GAAP, an increase of €7,772 million), mainly attributable to the SEAT acquisition and acquisitions made by SEAT. In addition, the different accounting treatment of the real estate transaction under U.S. GAAP resulted in buildings with a historical carrying value of €2,381 million being recorded on the balance sheet. This was offset by a reduction in net fixed assets of €2,704 million attributable to Nortel Inversora group which is accounted for under U.S. GAAP in accordance with the equity method.

With respect to liabilities, the material impact from the U.S. GAAP adjustments relates to long-term debt. Long-term debt increased from €8,268 million under Italian GAAP to €12,466 million under U.S. GAAP. The increase in long-term debt is due to the following:

•	SEAT Put/Call Option Financing. Pursuant to the various agreements relating to the put/call transactions with Huit II entered into in 2000, U.S. GAAP considers these transactions as the acquisition financing of a minority equity interest. As a result, U.S. GAAP requires Telecom Italia to record additional long term debt of €2,985 million. Such amount is also included as part of the overall purchase price of the SEAT acquisition.

•	Real Estate Transaction. Under U.S. GAAP the sale of the 60% interest in IM.SER to unrelated third parties, together with certain dividends paid by IM.SER to its shareholders, including Telecom Italia, is treated as a secured borrowing resulting in an increase in long-term debt of €2,692 million.

•	Nortel Inversora group. The increases in long-term debt described above were partially offset by a reduction in long-term debt of €1,535 million attributable to Nortel Inversora group which is accounted for under U.S. GAAP in accordance with the equity method.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The foregoing discussion in “Item 5. Operating and Financial Review and Prospects” and the following discussion under “Item 11. Quantitative and Qualitative Disclosures About Market Risk” contains forward-looking statements which reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The following important factors could cause the Telecom Italia Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

•	the continuing impact of increased competition in a fully liberalized market, including competition from global and regional alliances formed by other telecommunications operators, in the Telecom Italia Group’s core domestic fixed-line and wireless markets;

•	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures;

•	the impact of regulatory decisions and changes in the regulatory environment;

•	the impact and consequences of the Merger;

•	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

•	the continuing impact of rapid changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

•	the impact of fluctuations in currency exchange and interest rates;

•	Telecom Italia Group’s ability to continue the implementation of its 2003-2005 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia Group’s interests in various companies;

•	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

•	Telecom Italia Group’s ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

•	Telecom Italia Group’s ability to successfully implement its internet strategy;

•	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America;

•	the amount and timing of any future impairment charges for Telecom Italia Group’s licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion should be read in conjunction with the “Summary of Accounting Polices” in the notes to the consolidated financial statements and in conjunction with Note 28 to the consolidated financial statements, which provides a summarized comparison of the nominal amounts, carrying values and market values of derivative and non-derivative financial instruments and other information relating to those instruments. In the normal course of business, the financial position of the Telecom Italia Group is subject to interest rate and foreign exchange rate risks. These market risks principally relate to the Telecom Italia Group’s outstanding debt and non-Euro denominated assets and liabilities. The Telecom Italia Group does not enter into derivative transactions for trading or speculative purposes. The following discussion is based on the amounts of indebtedness as derived from our Italian GAAP financial statements, see footnote 28 for a further discussion of items which, for purposes of US GAAP, are considered to be debt.

Debt Policy

The Telecom Italia Group’s debt used to support the financing of its domestic and international businesses contains an element of market risk from changes in interest and currency rates. With respect to interest rates applicable to medium and long-term debt, the Telecom Italia Group’s policy is to utilize both floating rate and fixed rate with different range of maturities. The Telecom Italia Group’s policy is intended to optimize the cost of funding/risk exposure mix, utilizing as providers of funds domestic and international capital markets and supranational agencies such as the European Investment Bank. The Telecom Italia Group policies address the use of financial derivatives, including the approval of counterparties and the investment of excess liquidity. These policies are intended to minimize financial risks and obtain more favorable terms from the counterparts. In addition, Telecom Italia has a centralized treasury that provides assistance to its subsidiaries worldwide and usually operates as the Telecom Italia Group’s main banker, allocating resources according to needs. The centralized treasury also gives support in negotiating credit lines and financial operations in general.

The table below sets forth, for the periods indicated, the aggregate principal amount of long-term debt (including current portion) payable in each year through 2007 and thereafter.

	2003	2004	2005	2006	2007	Thereafter	As of December 31, 2002 Total	As of December 31, 2001
	(millions of Euro)
Fixed Rate Debt	1,008	226	100	4,999	1,428	3,510	11,271	10,213
Floating Rate Debt	1,669	1,651	2,145	315	413	231	6,424	7,539

Total	2,677	1,877	2,245	5,314	1,841	3,741	17,695	17,752

As of December 31, 2002 the fair value of such outstanding debt amounted to approximately €18,360 million. The financial debt’s market value is estimated on the basis of the present value of the future cash flows.

The table below sets forth, for the periods indicated, the aggregate principal amount of long-term debt outstanding at year-end (excluding current portion of long-term debt) and the average interest rate, broken down into fixed and floating.

	Year ended December 31,
	2002	2003	2004	2005	2006	2007	Thereafter
	(millions of Euro, except for percentages)
Long-Term Fixed Rate Debt	10,120	9,987	9,936	4,937	3,510	3,484	3,361
Average Fixed Rate	5.94%	5.95%	5.94%	6.49%	6.84%	6.87%	6.90%
Long-Term Floating Rate Debt Swapped into Fixed Rate Debt	141	49	—	—	—	—	—
Average Swapped into Fixed Rate	2.94%	2.98%	—	—	—	—	—
Average Total Fixed Rate	5.90%	5.93%	5.94%	6.49%	6.84%	6.87%	6.90%
Floating Rate Debt	4,757	3,105	960	645	231	230	230

Total Long-Term Debt	15,018	13,141	10,896	5,582	3,741	3,714	3,591

As of December 31, 2002 approximately 91% of the Telecom Italia Group’s long-term debt was denominated in Euro, while the remainder, €1,334 million, was denominated in foreign currencies primarily US dollars, Pound Sterling, Brazilian Reais and Chilean Peso. After taking into account the Company’s derivative financial instruments, the Company’s long-term debt is not materially exposed to fluctuations in foreign exchange rates. At December 31, 2002 approximately 32% of the long-term debt carried a floating rate.

Market Risk Policy

The Telecom Italia Group’s policies regarding market risk consists of the following:

•	The Centralized Treasury determines the maximum level of interest rate and foreign exchange rate risk to which the Telecom Italia Group should be exposed. A Supervisory Committee meets on a regular basis to monitor the activities and the level and value of the current market risk exposures. The Centralized Treasury, operating as a service center, supplies financial services and actively supports to the Telecom Italia Group subsidiaries according to their requirements and local circumstances.

•	The Telecom Italia Group uses derivative financial instruments to manage these risks as discussed below and does not, in the ordinary course, enter into such instruments on a speculative basis. It is the Telecom Italia Group’s policy to retain any such instruments until maturity.

•	The Telecom Italia Group continually evaluates the credit quality of counterparties to minimize the risk of non-performance. Any such derivative financial instruments are entered into with major banks or financial institutions.

Financial Instruments

Interest Rate and Foreign Exchange Risk Management

Telecom Italia Group seeks to minimize market risk of its operating and financing activities and according to the evaluation of its exposures, selectively enters into derivatives instruments. Since Telecom Italia’s corporate objective is pursued through its commercial operations, meaning the sale of media and telecommunications services, unwanted foreign exchange and interest rate exposures are normally hedged, provided the risks would affect Telecom Italia’s cash flows.

The Telecom Italia Group is exposed to market risks arising from changes in interest rates, primarily in the Euro zone, in the United States and in Latin America. The Telecom Italia Group defines, the optimal mixture of fixed and floating-rate debt in each currency, and enters into financial derivatives to adjust their risk profile to the defined target mixture. Interest rate swaps (“IRS”) and interest rate options (“IRO”) are therefore used to reduce the interest rate exposure on fixed-rate and floating-rate bank loans and bonds. Telecom Italia Group uses cross-currency-interest rate swaps (“CCIRS”) and foreign currency forwards to convert foreign currency loans—mainly US dollar and euro—into the functional currencies of the various subsidiaries. As a result of these hedge activities, Telecom Italia Group as of December 31, 2002 was not subject to any material foreign exchange risk in its financial indebtness nor in its commercial operations.

To determine the market value of the financial derivatives, Telecom Italia Group uses various pricing models. The market value of interest rate swaps and of cross currency and interest rate swaps reflects the present value difference between the fixed rate to be paid/received and the interest rate assessed on the basis of the market trend having the same expiry date as the swap. The CCIRSs also reflect the difference between the foreign exchange rate at the closing of the swap and the market rate as of December 31, 2002. The market value of the cross currency and interest rate swaps depends also on the difference between the reference foreign exchange rate on the trade date and the foreign exchange rate on the valuation date.

With regard to IRSs and IROs, they involve or can involve the exchange of flows of interest calculated on the applicable notional principal amount at the agreed fixed or variable rates at the specified maturity date with the counterparties. This principal amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.

The same applies to CCIRSs which involve the exchange of capital, in the respective currencies of denomination, in addition to the settlement of periodic interest flows, at maturity and eventually at another date.

The counterparties to derivative contracts are generally highly rated banks and financial institutions and such counterparties are continually monitored in order to minimize the risk of non-performance.

The following tables give a description of the Telecom Italia Group financial derivative contracts outstanding as of December 31, 2002 to hedge the debt positions.

	Notional amount/ Capital exchanged at 12/31/2002	Market value of derivatives at 12/31/2002 (a)	Market value of underlying debt positions at 12/31/2002 (b)	Market value of debt including related derivatives at 12/31/2002 (c)=(b-a)	Market value of derivatives at 12/31/2001
	(millions of Euro)
Interest rate swaps and interest rate options	5,054	(37)	5,111	5,148	(35)
Cross-currency and interest rate swaps	827	28	829	801	(16)

	Interest Rate Derivative Instruments
	Maturities
IRS	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(millions of Euro)
EURO interest rate Swaps Receive variable, pay fixed
Amount	568	2	617				1,187	1,196
Average pay rate	3.84%	4.25%	5.27%
Average receive rate	Euribor 3m	Euribor 3m	Euribor 3m

EURO Interest rate Swaps Receive variable, pay variable
Amount	1,400 Euribor	152 Euribor 6m	182 Euribor 6m	175 Euribor 6m			1,909	1,909
Average pay rate	3m+ 35.8bp	Set in arrears	Set in arrears Rolint, Robot	Set in arrears Rolint, Robot,
Average receive rate(1)	Euribor 3m+ 66.5bp	Rolint, Robot,	Rendint, Rendibot	Rendint, Rendibot

EURO interest rate Swaps Receive fixed, pay variable
Amount			300 Euribor				300	305
Average pay rate			3m+ 108bp
Average receive rate			6.5%

U.S.$ interest rate Swaps Receive variable, pay fixed
Amount		86	42				128	128
Average pay rate		5.03 U.S.$ Libor %	5.03 U.S.$ Libor %	—
Average receive rate		6m	6m

BRL Interest rate Swaps Receive variable, pay fixed
Amount	8						8	8
Average pay rate	16.04%
Average receive rate	103% CDI (2)

Options/Collars

EURO interest rate collar	700						700	700
Average cap strike rate (purchased)	5.80%
Average floor strike rate (sold)	3.99%
U.S.$ interest rate collar Amount		48	24				72	72
Average cap strike rate (purchased)		7.1%	7.1%
Average floor strike rate (sold)		4.0%	4.0%

Swaption

Amount	750						750	793
Average Strike	5.53%

Total							5,054	5,111

(1)	Rolint, Robot, Rendint and Rendibot are customary domestic Italian parameter for medium/long-term debt.
(2)	The CDI is the customary domestic Brazilian parameter of overnight interest rate. The rate applied to the transaction was 103% of CDI. As of December 31, 2002 this rate was around 25% per annum.

	Foreign Exchange Derivative Instruments
	Maturities
Cross Currency Interest Rate Swap	2003		2004		2005		2006		2007	Thereafter	Total	Fair Value
	(millions of Euro)
Receive Fixed GBP, pay Fixed EURO
Amount
Average pay rate
Average receive rate

Receive variable GBP, pay Fixed EURO
Amount	234										234	235
Average pay rate	3.76 Libor GBP	%
Average receive rate	+4 bp

Receive variable GBP, pay variable EURO
Amount			79 Euribor 3m								79	79
Average pay rate			+ 11 bp Libor GBP 3m
Average receive rate			+10 bp

Receive Fixed U.S.$, pay variable BRL
Amount	78		23		12		2				115	115
Average pay rate	100 CDI	% (1)	100 CDI	%	100 CDI	%	100 CDI	%

Currency forward

Buy U.S.$/Sell UF (2) (Chilean Int. Rate)
Amount	262		116		10						388	389
Buy U.S.$/Sell CLP (Chilean Peso)
Amount	11										11	11

Total											827	829

(1)	The CDI is the customary domestic Brazilian parameter of overnight interest rate. As of December 31, 2002 this rate was around 25% per annum.
(2)	The UF (Unidad de Fomento) is the customary domestic Chilean parameter of interest rates linked to the inflation rate.

On December 31, 2002 there were also hedges on short-term treasury operations (currency forwards and CCIRS) in Telecom Italia S.p.A., Telecom Italia Finance and Seat Pagine Gialle group for a principal amount of approximately €1,433 million.

The Telecom Italia Group also entered into derivative contracts to hedge the interest rate and foreign currency risk on its financial assets. As of December 31, 2002, Telecom Italia Finance and the Brazilian subsidiary, TIM Celular, had entered into IRSs and CCIRSs on asset investments with a notional principal amount of €150 million.

Telecom Italia Group regularly assesses financial market risks and has established policies to manage and mitigate the adverse effects of these exposures. As a result, the Telecom Italia Group does not anticipate any material losses in these areas.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The following are the members of the Board of Directors of Telecom Italia as of June 16, 2003. All of the directors (with the exception of Riccardo Ruggiero and Pietro Modiano who were elected at the Telecom Italia shareholders’ meeting held on December 12, 2002 after Directors Paolo Maria Grandi and Enrico Bondi resigned in July and September 2002, respectively) were elected at the Telecom Italia shareholders’ meeting held on November 7, 2001 for a three-year term, that is until the Annual Shareholders Meeting to be called to approve the Company’s financial statements for the year ended December 31, 2003. The shareholders meeting of November 7, 2001 was called following the resignation of the previous Board of Directors following Olimpia’s acquisition of a 28.7% stake in Olivetti. At that meeting the number of directors was set at 15.

Name	Age	Position	Appointed
Marco Tronchetti Provera	55	Chairman(1)	2001
Gilberto Benetton	62	Deputy Chairman(1)	2001

Carlo Orazio Buora	57	Managing Director(1)	2001
Riccardo Ruggiero	42	Managing Director—General Manager(2)	2002
Umberto Colombo(3)	75	Director	2001
Francesco Denozza(3)	56	Director	2001
Luigi Fausti(3)	74	Director	2001
Guido Ferrarini(3)	52	Director	2001
Natalino Irti(3)	67	Director	2001
Gianni Mion	59	Director	2001
Pietro Modiano(4)	51	Director	2002
Massimo Moratti	58	Director	2001
Carlo Alessandro Puri Negri	50	Director	2001
Pier Francesco Saviotti	60	Director	2001
Roberto Ulissi(5)	40	Director	2001

(1)	Appointed by the Board of Directors on November 7, 2001.
(2)	Appointed as General Manager by the Board of Directors on May 7, 2002. Appointed as Managing Director by the Board of Directors on September 5, 2002 and subsequently confirmed as such by the Board of Directors on December 12, 2002, after the General Meeting elected him as a Director.
(3)	Independent Director.
(4)	Appointed by the Shareholders Meeting on December 12, 2002.
(5)	Appointed by the Treasury pursuant to the Privatization Law and the special powers of the State included in Telecom Italia Bylaws and considered independent by the Company.

Members of the Board of Directors that are considered “independent”, in accordance with the guidelines set down by the Preda Code, are those that (i) do not have, nor have they recently had, either directly, indirectly or on behalf of third parties, economic relationships of such significance as to influence the independence of their judgment with regard to the Telecom Italia Group, its subsidiaries, its Executive Directors, or its controlling shareholder or group of shareholders; (ii) do not hold directly, indirectly or on behalf of third parties equity investments of such magnitude as to allow them to exercise control or significant influence over the Company, nor do they participate in shareholder agreements for control over the Company, and (iii) are not close family members of Executive Directors of the Company or of persons that find themselves in the above situations.

Furthermore, Telecom Italia has adopted as a further condition of independence the requirement that Directors not participate in shareholder agreements containing clauses concerning the composition and the resolutions of the Board of Directors.

During 2002, the Board met nine times, mostly according to a timetable set forth in advance.

As of June 16, 2003, the Secretary of the Board of Directors was Francesco Chiappetta.

As to the Board of Directors of New Telecom Italia, see “––Board of Directors of New Telecom Italia”.

Special Powers of the State

Pursuant to the Privatization Law and the special powers of the State included in the current Telecom Italia Bylaws, the Treasury has the right to appoint one director of Telecom Italia. Pursuant to the Public Concessions,

prior to their conversion into licenses (see “Item 4. Information on the Telecom Italia Group—Regulation—Public Concessions”) the Ministry of Communications had the right to designate one director of Telecom Italia. As of now, no such power is retained by the Ministry of Communications.

According to a specific Decree by the Italian Minister for the Economy and Finance in agreement with the Italian Minister for Productive Activities, dated May 22, 2003, the New Telecom Italia’s bylaws (effective as from the date of the Merger becoming effective) will include a new version of the so called “Golden Share” powers. In particular, the aforementioned power of appointment has been cancelled. See “Item 7. Major Shareholders and Related-Party Transactions––Continuing Relationship with the Treasury”.

Impact of Certain Shareholders’ Agreements over the Nomination of Telecom Italia Group’s Companies Boards

Pursuant to the Agreements and the Agreements with the Banks (collectively, the “Shareholders Agreements”) Edizione Finance International S.A. (“Edizione Finance”), a company 100% owned by Edizione Holding, which was subrogated to Edizione Holding’s rights and obligations, may designate one-fifth of the members of the Board of Directors available for nomination (not including the members of the Board appointed by minority shareholders and government agencies) and, among them, the Deputy Chairman, who will hold the legal representation of the Company in absence of the Chairman. One member of the Board is appointed at the request and designation of IntesaBci and one member of the Board is appointed at the request and designation of Unicredito.

Moreover, pursuant to the Shareholders Agreements, Pirelli pledged, to the extent allowed by law, that no decision will be made by the Board of Directors without the favorable vote of at least one of the Board members appointed by Edizione Finance (if present) on the following points of business:

•	individual investments greater than €250 million;

•	purchase, sale and deeds of disposition for any reason whatsoever of controlling and connecting shareholdings with an individual value of more than €250 million;

•	deeds of disposition for any reason whatsoever of businesses or assets individually greater than €250 million;

•	proposals to call a Shareholder’s Extraordinary Meeting;

•	transactions between the Olivetti group and the Pirelli group for amounts individually greater than €50 million; and

•	transactions with related parties.

Pursuant to the Hopa Term Sheet (entered into by Pirelli, Edizione Holding, UniCredito and IntesaBci: the Former Olimpia Shareholders; Olimpia and Hopa), Hopa has the right to appoint one Olimpia director and the Former Olimpia Shareholders will seek to elect one director of each of Olivetti, Telecom Italia, SEAT and TIM nominated by Hopa (with a corresponding reduction in the number of Pirelli nominees).

Hopa has no right to veto any decision to take by the Board of Directors or shareholders of Olimpia.

For a description of the transactions that involved Pirelli, Edizione Holding, IntesaBCI and Unicredito in acquiring a stake in Olivetti through Olimpia and the following agreements, please see “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2002—The Pirelli-Olimpia Transaction”.

Bylaws

Pursuant to Articles 10 and 13 of Telecom Italia’s Bylaws (corresponding to articles 9 and 12 of New Telecom Italia’s Bylaws, respectively) the Board of Directors is appointed by the Shareholders’ Meeting through the “voto di lista” system (as described below) and is responsible for the ordinary and extraordinary management of Telecom Italia. The Board of Directors consists of not less than seven members and not more than 15 members. Directors may serve for a maximum term of three years, they may be re-elected and there is no statutory age limit for their eligibility.

The Shareholders Meeting held on November 7, 2001 resolved that the current Directors of Telecom Italia will remain in office for a three-year term (from 2001 to the Annual shareholders Meeting called to approve the

Telecom Italia financial statements for the year ended December 31, 2003). As a result of the Merger and Telecom Italia not being the surviving company, the Board of Directors of Telecom Italia (and its internal committees as well ) will be cancelled (but see hereinbelow: “Board of Directors of New Telecom Italia”).

If during the term of the Board of Directors one or more directors ceases to hold such position for any reason, the Board of Directors will appoint replacements by a resolution approved by the Board of Statutory Auditors. The directors so appointed will remain in office until the next Shareholders’ Meeting. The directors appointed by such Shareholders’ Meeting will remain in office for the same term as the other members already in office at the time of their appointments.

The Board of Directors appoints from its members a Chairman, if the Shareholders’ Meeting has not previously done so, and may appoint one Deputy Chairman, both of whom may be reappointed. The Board of Directors may also appoint one or more Managing Directors and determine his/their administrative powers. The Managing Director’s term of office ends with the term of the Board of Directors which appoints him. The Chairman and the Managing Directors are Telecom Italia’s legal representatives and in case of the Chairman’s absence, for any reason, the Deputy Chairman will replace him.

Board of Directors of New Telecom Italia

As a result of the Merger and Telecom Italia not being the surviving company, the Board of Directors of Telecom Italia (and its internal committees as well) will be cancelled. However, the members of the Board of Directors of Olivetti declared that, upon effectiveness of the Merger, they will consider their mandate as Directors of Olivetti, to be essentially completed. At the April 15, 2003 meeting of the Board of Directors of Olivetti, the members of the Board of Directors of Olivetti tendered their resignation with effect from the date of effectiveness of the Merger (apart from one Director, who resigned with immediate effectiveness).

At the Olivetti Shareholders’ Meeting held on May 26, 2003, the Olivetti shareholders appointed a new Board of Directors. The recommendation by the resigning Board was to elect a Board of Directors which essentially replicated the current Board of Directors of Telecom Italia, effective as from the effective date of the Merger, and which shall remain in office until the expiry of the term of the current Board of Directors of Telecom Italia. The term of the current Board of Directors of Telecom Italia will expire in 2004, after the approval of the 2003 financial statements.

Pursuant to the Olivetti Board’s recommendation, the shareholders’ meeting elected the following people as members of the Board of Directors of New Telecom Italia: Marco Tronchetti Provera, Gilberto Benetton, Carlo Orazio Buora, Riccardo Ruggiero, Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini, Pietro Modiano, Natalino Irti, Gianni Mion, Massimo Moratti, Carlo Alessandro Puri Negri, Pier Francesco Saviotti, Giovanni Consorte. Apart from Giovanni Consorte, all the mentioned people are the present Directors of the Company with the only exception being Roberto Ulissi, as a result of the Treasury not being granted any special power of appointment pursuant to New Telecom Italia’s bylaws. See above.

Corporate Governance

In keeping with the decision to reinforce the rules of corporate governance of the Telecom Italia Group during 2002 and the first half of 2003, the Company updated them to bring them in line with the best international practices. The review of certain previously adopted codes and charters was performed in accordance with the principle that governance practices should be constantly subject to verification and updating, in order to respond in a timely and effective manner to the demands arising from changes in operating practices and the evolution of the overall internal and external regulatory context.

In particular, within that framework, an overall review of the Company’s Code of Self-discipline is in progress and a group wide project is being developed that is aimed at verifying the suitability of the organizational models already in place in respect of the regulations set forth by Legislative Decree No. 231 of 2001, regarding the liability of business entities for certain violations committed by their associates, with consequent adjustment, where necessary, to the internal control system.

The documents related to the corporate governance instruments summarized below, are, for the most part, available for review on the Company’s website, with an English translation: www.telecomitalia.it.

The Telecom Italia Group chose to accept the principles drafted by the Corporate Governance Committee of Borsa Italiana S.p.A. (summarized in the Preda Code, the code of conduct adopted by Borsa Italiana) and therefore adopted specific practices formalized in codes and principles.

New Telecom Italia is expected to adopt and further develop Telecom Italia’s corporate governance structure and instruments. To this end New Telecom Italia will adopt new bylaws that will be largely the same as the current bylaws of Telecom Italia. The amended bylaws (which are attached to the merger plan) will come into force on the date of the Merger becoming effective.

As far as corporate governance issues are concerned, extensive reform of the Italian corporate law will become effective as from January 2004, pursuant to Legislative Decree n. 6/2003 (the “Vietti Law”). The Vietti Law calls for joint stock companies’ bylaws to be amended and certain decisions to be taken to this end. As of now, no such decision has been taken for either the Company or New Telecom Italia.

During 2002 and 2003, the Internal Control and Corporate Governance Committee and the Board of Statutory Auditors have monitored developments related to the Sarbanes-Oxley Act, including proposed new requirements for foreign private issuers, such as Telecom Italia, who have listed securities on the NYSE, relating to independent audit committees (as defined in Sarbanes-Oxley) and the role of such audit committee in overall corporate governance. The relevant U.S. exchanges, including the NYSE, must adopt final listing rules relating to such requirement by the end of 2003. Under the new rules, foreign private issuers must be in compliance with such independent audit committee requirements by July 31, 2005.

The principal current instruments governing the Company’s corporate governance are the following.

Code of Ethics

The Code of Ethics serves as a cornerstone for the whole corporate governance system, providing a core set of principles for an ethically-correct approach to the business. This document contains the objectives and values underlying the company operations, and refers to the principal stakeholders with whom the Telecom Italia Group interacts on a daily basis (shareholders, the financial markets, customers, the community and personnel).

Code of Self Discipline

The Company’s Board of Directors conformed to the recommendation made by Borsa Italiana in respect of adopting rules of self-discipline for the corporate bodies, and adopted the Telecom Italia code of self-discipline. As mentioned above, during 2002 the rules were implemented and a complete revision of the Code of Self-discipline of Telecom Italia is in progress.

The current Telecom Italia code provides, among other things, that an internal control and corporate governance committee and a remuneration committee be set up in the framework of the Board of Directors.

Furthermore, in accordance with Telecom Italia’s Code of Self-discipline the Board is exclusively responsible for (i) the examination and approval of the Company’s and the Telecom Italia Group’s strategic, industrial and financial plans; (ii) the examination and approval of transactions (including, for example, the acquisition and divestiture of direct or indirect controlling interests) of particular economic or strategic significance, with particular reference to transactions with related parties; (iii) the granting and revoking of the mandates of the Managing Director and the Executive Committee, if established, defining the limits, operating procedures and frequency, normally not less than every three months, with which they should report to the Board on the activities they have carried out in exercising their mandates; (iv) the determination, after having examined the proposals of the specific committee and consulted the Board of Statutory Auditors, of the compensation of the Managing Directors and those who hold particular offices, and, providing that the Shareholders’ Meeting has not already taken steps to do so, the breakdown of the overall compensation due to individual members of the Board and committees; (v) the supervision of the general management performance, with particular attention to situations of conflict of interest, taking into consideration information received from the Managing Director and the Internal Control and Corporate Governance Committee, and periodically comparing the results achieved with those planned; (vi) the verification of the adequacy of the Company’s and the Telecom Italia Group’s general organizational and administrative structure drawn up by the Managing Director; (vii) the preparation and adoption of the Company’s rules of corporate governance and the definition of the Telecom Italia Group’s corporate governance guidelines; (viii) the evaluation and approval of the Company’s and Telecom Italia Group’s annual budgets; (ix) the evaluation and approval of the periodic accounting documentation as provided by the existing regulations; (x) the examination and approval of investments and divestitures (also in real estate) of amounts exceeding Lire 500 billion (approximately euro 258.2 million); (xi) the nominating, revoking and conferring of powers of the General Managers of the Company, by proposal of the Managing Director; (xii) the appointments for the offices of Managing Director and Chairman in subsidiaries with sales equal to or higher than Lire 2,000 billion (approximately euro 1,033 million)—as per the latest available financial statements—and (xiii) reporting to the Shareholders during Shareholders’ Meetings.

The criteria adopted by Telecom Italia to identify transactions that should be examined, in advance, by the Board of Directors are both quantitative and qualitative, in that—in addition to an assessment of relevance based on the value of the transaction—an evaluation is carried out of the actual impact of the transaction on the performance of Telecom Italia. This may result in the requirement for advance Board approval of transactions that, while being lower than the defined materiality thresholds, exhibit particular critical elements, such as the nature of the counterparty, the time-frame of execution or the potential risks deriving from the transaction. In this regard, during 2002 Telecom Italia adopted a series of principles on the execution of transactions with related parties (see below for details), by virtue of which the Board of Directors approves, in advance, transactions with related parties, including intra-group transactions, with the exception of typical or usual transactions or those to be concluded under standard conditions.

As provided by the Code, it is normal practice for the Directors to be provided, sufficiently in advance of the Board meetings, with the documentation and information necessary to allow them to effectively participate in the Board’s business.

Code of Conduct on Insider Dealing

The Code of Conduct on Insider Dealing was prepared in compliance with regulations introduced by the Italian Stock Exchange, which include the obligation for listed companies to make periodic disclosure regarding operations undertaken on listed securities belonging to the issuer and to its subsidiaries by parties who may have access to price sensitive information, with effect from January 1, 2003.

The document responds to the framework regulations published by the Italian Stock Exchange in the following ways:

•	A flexible approach to identifying the pool of persons who are subject to disclosure obligations, in order to be able to take into account contingent situations requiring access to confidential information;

•	Extension of the obligation to provide notification to include operations carried out on listed financial instruments issued by parent companies (in addition to subsidiary companies);

•	A significant reduction in the quantitative threshold regarding the size of operations subject to market notification on a quarterly basis (from 50,000 to 30,000 euros) or immediately at the time of execution (from 250,000 to 80,000 euros);

•	Extension of the obligation for transparency to include dealings regarding the exercise of stock options or pre-emption rights, in addition to all operations regarding financial instruments issued by Telecom Italia Group companies, even when realized within the framework of management relations on an individual basis regarding investment portfolios for which the client has foregone the right to issue instructions; and

•	“Black-out periods”, that is to say predetermined periods during which persons who are subject to the provisions of the Code may not undertake dealings.

The Code of Conduct on Insider Dealing also provides for a system of strict sanctions which, for Directors and Auditors, includes the option of seeking removal from office from the Shareholders’ Meeting.

The Code of Conduct on Insider Dealing was brought into effect in advance of the compulsory date set out in the Stock Market Regulations (December 1, 2002 as opposed to January 1, 2003).

Principles governing transactions with related parties

During 2002 the Company adopted a series of principles for the execution of transactions with related parties. On the basis of those principles the Board of Directors approves in advance transactions with related parties, including intra-group transactions, with the exception of transactions that are ordinary course or to be finalized on arms length terms and conditions. To this end, the Board of Directors receives information on the nature of the relationship, the manner in which the transaction is to be executed, the conditions, even economic, for its realization, the valuation technique followed, the interests and underlying motivations and any risks to the Telecom Italia Group.

Furthermore, in the event that the relationship or transaction is with a Director or with a party related through a Director, the interested Director will be limited to providing clarification and will leave the meeting of the Board when the decision is to be taken.

In relation to the nature, value or other characteristics of the transaction, the Board of Directors, in order to avoid that the transaction is completed at unreasonable conditions, is assisted by one or more experts who, depending on the circumstances, expresses an opinion on the economic conditions, and/or the objectivity, and/or the technical aspects of the transaction.

Internal disclosure procedure according to article 150 of the Draghi Law

During 2002, internal rules were formalized, through a specific procedure, for the collection and communication to the Board of Statutory Auditors—in accordance with Article 150, paragraph 1, of the Draghi Law—of the most complete information relating to the activities being carried out, to the most significant economic, financial and equity transactions, to transactions with related parties (including intra-group transactions) and to atypical or other than ordinary course transactions.

In addition, additional procedures have been implemented to ensure that complete information flows from the Directors responsible for those activities to all members of the Board of Directors. That information includes executive activities and the status of transactions previously approved by the Board of Directors; in particular, Executive Directors report on the activities carried out by them—whether through the Company on its subsidiaries—in exercising the mandates conferred upon them, including the initiatives adopted and projects launched.

Procedure for the Communication of Price Sensitive Information to the Market

At the beginning of 2003, Telecom Italia formalized processes and procedures to be followed in communicating price sensitive information to the market. The procedure regulates the circulation of price sensitive information to the market, identifies the company functions and structures involved in the process, and also regulates the procedures to be followed in the event of rumors or requests for information by those responsible for the surveillance and management of the market. Furthermore, the procedure regulates the activities to be carried out for meetings with the financial community and the press, intended to ensure that the Company does not selectively disclose information. With regard to the internal management of information relating to the Telecom Italia Group, specific guidelines have been in place for sometime regarding the classification and management of information from the viewpoint of Company confidentiality and privacy.

Internal Control and Corporate Governance Committee

Telecom Italia’s Internal Control and Corporate Governance Committee, in its composition and in the activities carried out by it, has already adapted to the regulations of the Code of Self-discipline adopted by Borsa Italiana in July 2002.

The Committee is, in fact, composed exclusively of independent non-executive Directors, including the Directors Roberto Ulissi (Chairman), Guido Ferrarini and Natalino Irti. The Chairman of the Board of Statutory Auditors or, when it was considered appropriate to hold a joint meeting, all members of the Board of Statutory Auditors participated in the meetings of the Committee, of which in 2002 there were eight. The Internal Control and Corporate Governance Committee, based on the provisions of Telecom Italia’s Code of Self-discipline, carries out the following activities: (i) evaluates the adequacy of the internal control system; (ii) evaluates the work plan prepared by those in charge of internal control and receives periodic reports from the same; (iii) evaluates proposals formulated by independent audit firms wishing to be appointed as auditors, and the audit plan and results expressed in the letter of recommendations; (iv) discloses to the Board, at least every six months, at the time of the approval of the annual and semiannual financial statements, the work carried out by it and the adequacy of the system of internal control; and (v) monitors compliance with and periodic updating of the corporate governance regulations.

During 2002, the Committee contributed to the process of implementation of the corporate governance instruments, participating in the analysis and the definition of the documents that were subsequently adopted by the Company in the above-mentioned period. Furthermore, in adopting the new recommendations of the Preda Code, the committee examined, with the aid of the Company’s departments and the independent auditors Reconta Ernst & Young, the appropriateness of the accounting principles used and their uniformity in the preparation of the consolidated financial statements, following the evaluation and verification activities undertaken by management on the reasonableness of the carrying values of the Group’s investment portfolio.

Among other things, at the beginning of 2002, the Internal Control and Corporate Governance Committee approved the organizational decision to concentrate the internal audit activities of Telecom Italia, TIM and Seat, in a specific consortium company, which led to the creation of In.Tel.Audit Societá Consortile a r.l. (“In.Tel.Audit”). By creating In.Tel.Audit the Company repositioned and reorganized the system of internal control to take account of the complexity of the Telecom Italia Group, in addition to the new requirements set forth by Legislative Decree of June 8, 2001 No. 231/2001 (“Decree 231”) with regard to liabilities of business entities when certain crimes are committed by employees or agents.

The Committee also placed particular attention on the evolution of the American corporate regulations (i.e. the Sarbanes Oxley Act).

Remuneration Committee

Currently the members of the remuneration committee are Luigi Fausti (Chairman), Umberto Colombo (both independent non-executive Directors) and Pier Francesco Saviotti.

The remuneration committee has particular responsibility for formulating proposals to the Board in respect of the compensation of the senior management and of those Directors who hold specific offices, and, at the Managing Directors’ indication, in respect of the determination of criteria for the compensation of top management of the Company. During 2002, the Committee held six meetings, during which it reviewed such topics as the start-up of new stock option plans, the criteria to be utilized for the compensation of management and incentive formulas. Furthermore, the Committee identified the budget targets for the variable component of Executive Directors’ compensation, in accordance with Article 2389, paragraph 2, of the Italian Civil Code, with reference to the choices made by the Company regarding the compensation broken down into a fixed component and a variable component, contingent upon the achievement of predetermined budget objectives. The system is similar to that used for the rest of management which—in addition to the base salary—provides for the presence of incentive and loyalty systems by means of stock options.

Disclosure Procedures

Since it is Telecom Italia’s policy that all disclosures made by Telecom Italia to its security holders or the investment community should be accurate and complete and fairly present Telecom Italia’s financial condition and results of operations in all material respects, and should be made on a timely basis as required by applicable laws and stock exchange requirements, Telecom Italia has decided to follow the recommendation of the SEC by assigning certain review responsibilities to the Management Committee and to the Controllers Committee (the “Committees”) and certain heads of Corporate Functions. The Management Committee includes, in addition to the Executive Chairman, the CEO and the CFO, the following members: A. Andreoni, G. Bracco, A. Cappuccio, F. Chiappetta, O. Cristianci, O. Cuomo, P. Dal Pino, M. De Benedetti, F. Di Carlo, R. Perissich, G. C. Rocco di Torrepadula, R. Ruggiero, G. Sala, M. Sentinelli, G. Spreafico, G. N. Tronchetti Provera. The Controllers Committee includes: C. Baldizzone, M. T. Benetti, L. Luciani, A. Novati, A. Paternò, A. Pavani, P. Serra, R. Taranto(1). The review responsibilities are outlined in a Charter for Disclosures Procedures (the “Charter”) which was adopted by the Executive Chairman, the CEO and the CFO (the “Senior Officers”).

According to the Charter, the Committees and certain heads of Corporate Functions assist the Senior Officers in fulfilling their responsibility for oversight of the accuracy and timeliness of certain disclosures made by the Company. Among others, the Committees and certain heads of Corporate Functions are responsible for the following tasks:

•	Design and establish controls and other procedures (which may include procedures currently used by the Company) that are designed to ensure that (i) information required by the Company to be disclosed to the regulatory authorities is recorded, processed, summarized and reported accurately and on a timely basis and (ii) information is accumulated and communicated to management, including the Senior Officers, as appropriate to allow timely decisions regarding such required disclosure (“Disclosure Controls”).

•	Monitor the integrity and effectiveness of the Company’s Disclosure Controls.

•	Review and supervise the preparation of the Company’s Annual Report on Form 20-F and other periodic and current reports.

Moreover, the Committees and certain heads of Corporate Functions evaluate the effectiveness of the Company’s Disclosure Controls within 90 days prior to the filing of the Company’s Annual Report on Form 20-F. See “Item 15. Controls and Procedures”.

(1)	Moreover, the Corporate Functions include: F. S. Bruno, R. Moro, F. Tanzi, G. Tavaroli, R. Varetto.

Executive Officers

As of June 16, 2003, the executive officers of Telecom Italia and their respective ages, positions and year of appointment as executive officers were as follows:

Name	Age	Position	Appointed
Marco Tronchetti Provera	55	Executive Chairman	2001
Carlo Orazio Buora	57	Managing Director	2001
Riccardo Ruggiero	42	Managing Director and General Manager of Telecom Italia (2002); Head of Domestic Wireline Business Unit(1)	2001
Central Function:
Gustavo Emanuele Bracco	55	Head of Human Resources	2001
Enrico Parazzini	59	Head of Finance, Administration and Control	2001
Arrigo Andreoni	59	Head of Information Technology Group and Managing Director of IT Telecom	2001

Francesco Chiappetta	42	General Counsel	2002
Germanio Spreafico	50	Head of Purchasing	2001
Business Units:
Paolo Dal Pino	40	Head of Internet and Media Business Unit and Managing Director of SEAT Pagine Gialle	2001

Marco De Benedetti	40	Head of Mobile Business Unit and Managing Director of TIM	1999
Giuseppe Nino Tronchetti Provera	35	Head of Information Technology Market Business Unit and Managing Director of Finsiel	2002

(1)	As of June 16, 2003, Domestic Wireline took the name Wireline. At the same time, Giuseppe Sala was appointed General Manager directly reporting to the Telecom Italia Managing Director and Head of Wireline Riccardo Ruggiero.

Board of Statutory Auditors

As of June 16, 2003, the following table lists the members of the Telecom Italia Board of Statutory Auditors, including Telecom Italia Alternate Auditors, with their respective positions and year of appointment. The present Telecom Italia Board of Statutory Auditors was appointed by the General Meeting on May 24, 2003 .

Name	Position	Appointed
Ferdinando SUPERTI FURGA	Chairman(1)	2003
Rosalba CASIRAGHI(2)	Auditor	2003
Paolo GOLIA(2)(4)	Auditor	2003
Salvatore SPINIELLO	Auditor	2003
Gianfranco ZANDA(3)	Auditor	2003
Enrico LAGHI	Alternate Auditor	2003
Enrico Maria BIGNAMI(2)(4)	Alternate Auditor	2003

(1)	Appointed by the Board of Statutory Auditors on June 3, 2003.
(2)	Elected by minority shareholders.
(3)	Reappointed in 2003; member of the Board of Statutory Auditors since 1997.
(4)	Reappointed in 2003; member of the Board of Statutory Auditors since 2000.

As a result of the Merger and Telecom Italia not being the surviving company, the Board of Statutory Auditors of Telecom Italia will be cancelled. However, the Olivetti’s Shareholders’ Meeting on May 26, 2003 appointed the same people as Statutory Auditors.

Special Powers of the State

Pursuant to the Privatization Law and the special powers of the State included in the current Telecom Italia Bylaws, the Treasury has the right to appoint one statutory auditor of Telecom Italia. Such power was not exercised with reference to the appointment of the statutory auditors at the shareholders’ meeting held on May 24, 2003.

According to a specific Decree by the Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, dated May 22, 2003, New Telecom Italia’s bylaws (effective as from the date of the Merger becoming effective) will include a modified version of the so called “Golden Share”. In particular, the aforementioned power of appointment has been cancelled. For further information on the Company’s continuing relationship with the Treasury, see “Item 7. Major Shareholders and Related-Party Transactions––Continuing Relationship with the Treasury”.

In addition, pursuant to the Public Concessions, prior to their conversion into licenses (see “Item 4. Information on the Telecom Italia Group—Regulation—Public Concessions”) the Ministry of Communications and the Ministry of the Treasury had the right to designate one statutory auditor of Telecom Italia each. As of now, no such power is retained and therefore any reference to it has been deleted from New Telecom Italia’s bylaws.

Tasks of Board of Statutory Auditors

The Board of Statutory Auditors verifies the observance of the law and the bylaws and verifies the observance of the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and accounting system, and the adequacy of instructions given by the Company to its subsidiaries. The Board of Statutory Auditors must receive timely disclosures, at least on a quarterly basis, from the Board of Directors about the company business and significant transactions performed by the company and its subsidiaries, including potential conflict of interests issues. Statutory auditors must inform the CONSOB of any irregularity they detect in the course of their duties. Statutory auditors are required to attend Shareholders’ Meetings, Board of Directors meetings and Executive Committee meetings.

The Statutory Auditors are appointed by the Shareholders Meeting. The statutory auditors serve for a three-year term, may be reappointed and may be removed from their office for just cause and upon a resolution approved by the competent court. According to the law if shareholders have to elect more than three regular Statutory Auditors at least two must be elected by minority shareholders. A minimum of two statutory auditors can call Executive Committee meetings, Board of Directors’ meetings and the company’s shareholders meetings. In case any of the statutory auditors ceases for any reason to serve in such capacity, the older alternate auditor automatically replaces him until the next Shareholders’ Meeting, at which a replacement will be appointed by the shareholders.

Bylaws

Pursuant to Article 17 of Telecom Italia’s Bylaws, the Shareholders’ Meeting appoints the Board of Statutory Auditors through the “voto di lista” system, which is described below. Telecom Italia’s Board of Statutory Auditors is composed of not less than five and not more than eight regular auditors, as determined by a resolution of the shareholders meeting; two alternate auditors are also appointed. The Board of Statutory Auditors appoints among its members a Chairman. See “Item 10. Additional Information—Description of Bylaws and Capital Stock—Capital Stock—Voto di Lista”. Statutory auditors cannot be members of more than five Boards of Statutory Auditors of companies listed on the Italian Stock Exchange (excluding Telecom Italia and its subsidiaries).

According to New Telecom Italia’s bylaws, the board will be composed of either five or seven regular auditors.

External Auditors

Italian audit principles require that, in cases of corporate groups, the audit firm of the parent company should carry out the audit of the group’s most important entities in terms of the nature of operations, in such a way that it can act as the main group audit firm and express a professional evaluation of the financial statements in their entirety. For this reason and to optimize and simplify audit operations, Reconta Ernst & Young (“REY”) has been selected as the audit firm for the majority of Olivetti group companies.

Therefore on June 12, 2001 the Shareholders’ Meeting revoked “on just grounds” the assignment previously conferred to PricewaterhouseCoopers S.p.A. (“PwC”), in view of the fact that otherwise REY could not be qualified as the main audit firm for the Olivetti group. The early revocation of the assignment of PwC was contemplated in the agreement among Telecom Italia and PwC entered into in September 1999.

Following the revocation, the Shareholders’ Meeting conferred to REY an assignment for the complete audit of the financial statements of Telecom Italia, the consolidated financial statements of the Telecom Italia Group and a limited review for the half-year report in individual and consolidated form for the three-year period 2001, 2002 and 2003.

According to the reasons described above, REY is the audit firm for Olivetti and, therefore, New Telecom Italia as well.

Biographical Data

The following are the selected biographical data of the Directors and the Executive Officers.

Directors

Marco Tronchetti Provera:    Marco Tronchetti Provera was born in Milan, on January 18, 1948. Mr. Tronchetti Provera has been Telecom Italia Chairman since September 27, 2001. Mr. Tronchetti is also Chairman and CEO of Pirelli S.p.A., Chairman of Pirelli & C. S.a.p.a., of Pirelli & C. Real Estate S.p.A. and of Olimpia S.p.A., and Vice-Chairman and CEO of Olivetti S.p.A. Mr. Tronchetti Provera began his career in 1973 working in the family maritime transport business and establishing a financial holding company. In 1986 he joined the Pirelli group as a managing partner of Pirelli & C. In 1988 he was appointed CEO and General Manager of the Société Internationale Pirelli S.A., Basle, a position he held until 1992. He is also Chairman of CAM Finanziaria S.p.A., Vice Chairman of Confindustria, a Director of Luigi Bocconi University, and of Fondazione Teatro Alla Scala, Chairman of the Council for Relations between Italy and the United States, member of the European Round Table of Industrialists, of Gruppo Italiano Trilateral Commission, International Advisory Board of Allianz, International Council of J.P. Morgan and of New York Stock Exchange European Advisory Committee and of Giunta Direttiva Assonime.

Gilberto Benetton:    Gilberto Benetton was born in Treviso, on June 19, 1941. Mr. Benetton has been Telecom Italia Deputy Chairman since September 27, 2001. Mr. Benetton is also Deputy Chairman of Olivetti S.p.A. and Olimpia S.p.A. He began his activity in 1965 with his brothers Giuliana, Luciano and Carlo; Benetton group is active in 120 countries in the world. Chairman of Edizione Holding S.p.A., Autogrill S.p.A., Ragione S.a.p.a., Deputy Chairman of Fondazione Benetton, Director of Benetton group S.p.A., Banca Antonveneta, Pirelli S.p.A., Mediobanca S.p.A., Schemaventotto S.p.A., Sep S.p.A., HMS Host Corp., Lloyd Adriatico S.p.A., Autostrade S.p.A., Beni Stabili S.p.A. and Abertis Infraestructturas S.A.

Carlo Orazio Buora:    Carlo Orazio Buora was born in Milan, on May 26, 1946. Mr. Buora has been Chief Executive Officer of Telecom Italia since November 7, 2001, and currently is Chairman of TIM S.p.A.. He is also CEO and General Director of Pirelli S.p.A. where he was first Executive Officer of Finance and Administrative and CEO of Olivetti S.p.A. and Pirelli & C. S.p.A. Mr. Buora began his career in 1972 in Banca Nazionale del Lavoro group, then in 1979 he went to Merloni group where he became Chief of the Finance and Administration department. In 1982 he went to Snia BDP/FIAT group as Finance Executive Officer and Vice General Manager of Telettra S.p.A. In 1989 he also became General Director of Benetton group. Mr. Buora is also Managing Director of Pirelli & C. S.p.A., and a Director of Pirelli & C. Real Estate S.p.A., of Olimpia S.p.A., of RCS Mediagroup S.p.A., Ras S.p.A., F.C. Internazionale S.p.A. and Mediobanca S.p.A.

Riccardo Ruggiero:    Riccardo Ruggiero was born in Naples, Italy, on August 26, 1960. Since October 1, 2001 Mr. Ruggiero has been Head of the Telecom Italia Group Domestic Wireline Business Unit. On May 7, 2002 he was appointed General Manager of Telecom Italia and on September 5, 2002 he was appointed CEO. On the same date he was appointed by Telecom Italia’s Board of Director, Director of Telecom Italia and on December 12, 2002 he was confirmed CEO of Telecom Italia by the General Meeting. He began his career in 1986 as a Sales Manager at Fininvest S.p.A. Between 1988 and 1990, he worked as the Sales and Marketing Manager for AT&T Italia. He joined the Olivetti group as assistant to the CEO in 1990. He remained with the Group until 1995, during which time he covered a number of positions. In 1992, he became Vice President International Customers and Communications Sales Development worldwide for the Oliservice Organization; in 1994, Vice President Olivetti Telemedia Sales and Marketing Development. In 1996, he was appointed CEO of Infostrada—with responsibility for Market, Infrastructure and Human Resources—before taking over the same position at Italia On Line. He continued in both posts until 2001. In July 2001, Mr. Ruggiero joined the Telecom Italia Group as Head of the Telecom France Business Unit, with the brief of managing and developing Group business on the French market through the company´s participating interests.

Umberto Colombo:    Umberto Colombo was born in Livorno, on December 20, 1927. He is Director of Impregilo S.p.A.. Mr. Colombo has been Director of Telecom Italia since November 7, 2001. Mr. Colombo is also Chairman of Novamont S.p.A., of Alcantara S.p.A. and Kemyx S.p.A., Director of ACEA S.p.A., of Snia S.p.A., of FB Ambiente S.p.A., of SAES Getters S.p.A., of Energy Conversion Devices. Mr. Colombo has been Chairman of ENEA (1983-93) and Minister for “University and Scientific and Technologic Research (1993-94).

Member of the Honorary Trustee of the Aspen Institute of Humanistic Studies (United States), Member of China Council for International Cooperation on Environment and Development, of Lincei Academy, of XL Academy, European Academy, European Academy for Science, Arts and Letter, Academies of Engineering of Sweden, of Switzerland, United States, United Kingdom, Japan, American Academy of Arts and Sciences, Third World Academy of Sciences and New York Academy of Sciences. Author of several publications. Received “honoris causa” a PHD degree from Madras University and Mendeleyev University (Moscow) in engineering and a chemical engineering degree from Genoa University.

Francesco Denozza:    Francesco Denozza was born in Turin, on October 5, 1946. Mr. Denozza has been Director of Telecom Italia since November 7, 2001. Mr. Denozza is also Professor of Commercial Law at University of Milan School of Law.

Luigi Fausti:    Luigi Fausti was born in Ancona, on March 9, 1929. Mr. Fausti has been Director of Telecom Italia since November 7, 2001. He is also Director of MONRIF S.p.A., of Poligrafici Editoriale S.p.A. di Bologna, and Chairman of Patrimonio Immobiliare dello Stato S.p.A. Mr. Fausti began his career in 1947 in Banca Commerciale Italiana where he was Executive Officer and General Director of many branches and in 1990 he became CEO of the Bank, in 1994 Vice-Chairman and CEO, in 1997 Chairman and in 1999 Honorary Chairman. Received “honoris causa” an economics degree from Naples University.

Guido Ferrarini:    Guido Ferrarini was born in Genoa on August 8, 1950. Mr. Ferrarini has been Director of Telecom Italia since June 12, 2001. Mr. Ferrarini is also Director of Autostrade S.p.A. Member of the Board European Corporate Governance Institute, Bruxelles. He is professor of Financial Markets Law at the University of Genova School of Law, Director of Center of Law and Finance, legal expert and lawyer, Member of Board of Trustees IASC Foundation of London, Advisor of the Corporate Governance Committee of Borsa Italiana S.p.A., Co-director of Rivista delle Societá (Giuffrè), Honorary professor of University College Faculty of Law, London. Author of several publications.

Natalino Irti:    Natalino Irti was born in Avezzano, on April 5, 1936. Mr. Irti has been Director of Telecom Italia since November 7, 2001. Mr. Irti is also Vice-Chairman and Member of Giunta Direttiva Assonime, Chairman of “Istituto Italiano di Studi Storici”, professor of Civil Law of University of Rome “La Sapienza”, Member of Lincei Academy, Director of legal reviews and publications. Avvocato cassazionista.

Gianni Mion:    Gianni Mion was born in Vó, a town near Padoa, on September 6, 1943. Mr. Mion has been Director of Telecom Italia since November 7, 2001 and he is Vice President of TIM S.p.A., Director of Seat Pagine Gialle S.p.A., Olivetti S.p.A. and Olimpia. Mr. Mion is also CEO of Edizione Holding S.p.A., Director of Benetton group S.p.A., Autogrill S.p.A., 21 Investimenti, Autostrade S.p.A., Sagat S.p.A., Interbanca S.p.A., Banca Antonveneta, Dottore commercialista e revisore dei conti.

Pietro Modiano:    Pietro Modiano was born in Milan on November 3, 1951. Mr. Modiano has been Director of Telecom Italia since July 25, 2002. He began his career in Credito Italiano in 1977 where he was responsible of the Studies Department, in 1997 he was appointed CFO and in 2000 Vice-General Manager of Unicredito. He is also CEO of UniCredito Banca Mobiliare (1999), of Unicredit Banca d’Impresa (2003). Mr. Modiano is also Director of Borsa Italia S.p.A., Euro Capital Structures Ltd, Locat S.p.A., Unicredit Private Banking S.p.A. and Synesis Finanziaria S.p.A.

Massimo Moratti:    Massimo Moratti was born in Boscochiesanuova, a town near Verona, on May 16, 1945. Mr. Moratti has been Director of Telecom Italia since November 7, 2001. Mr. Moratti is also Director of Angelo Moratti – di Gianmarco e Massimo Moratti & C. S.a.p.a., CEO of Saras S.p.A. Raffinerie Sarde, Chairman of F.C. Internazionale Milano S.p.A., of Sarint S.A., Director of Interbanca S.p.A., and of Pirelli S.p.A.

Carlo Alessandro Puri Negri:    Carlo Alessandro Puri Negri was born in Genoa, on July 11, 1952. Mr. Puri Negri has been Director of Telecom Italia since November 7, 2001. Mr. Puri Negri is also Director of Aon Italia S.p.A. and Permasteelisa, Vice Chairman and CEO of Pirelli & C. Real Estate S.p.A., Vice Chairman of CAMFIN S.p.A., Pirelli & C. Ambiente S.p.A., Director of Pirelli S.p.A., Olimpia S.p.A., Olivetti S.p.A., Vice Chairman of Pirelli & C. S.p.A. Representative of the Labour Unions of Pirelli & C. S.p.A.

Pier Francesco Saviotti:    Pier Francesco Saviotti was born in Alessandria, on June 16, 1942. Mr. Saviotti has been Director of Telecom Italia since November 7, 2001. Mr. Saviotti began his career in Banca

Commerciale Italiana where he became Executive Officer and General Manager of many branches and in 1997 became General Director and in 1998 CEO and Director of the Bank. At present he is General Manager of Banca Intesa S.p.A., responsible for the credit area and he is also Director of Stefanel S.p.A., TOD’S S.p.A., Danieli S.p.A., and of Linificio and Canapificio Nazionale S.p.A., Istituto Europeo di Oncologia Milano.

Roberto Ulissi:    Roberto Ulissi was born in Rome on August 20, 1962. Mr. Ulissi has been Director of Telecom Italia since June 12, 2001. Mr. Ulissi is General Manager, Head of the Directorate IV of the Department of the Treasury of the Ministry of Economy and Finance (Responsible for Banking Financial Markets and Legal Affairs) and Contract professor of Banking Law at the faculty of Economics University of Cassino, Director of F.S. S.p.A., of Fincantieri S.p.A., of MEFOP S.p.A. and alternate member of the Board of Auditors of ENEL S.p.A., Member of the Banking Advisory Committee of the Financial Services Committee and alternate member of the European Securities Committee of the EU. Mr. Ulissi is and has been a member of several other governmental and ministerial committees.

Executive Officers

For the biographical data of Mr. Ruggiero please see above under “––Directors”.

Arrigo Andreoni:    Mr. Andreoni was born in Casorate Primo, near Pavia, Italy, on February 5, 1944. On January 15, 2002, Mr. Andreoni was appointed Head of Information Technology Group in Telecom Italia. Since November 21, 2001 he is Chairman and CEO of I.T. Telecom. Mr. Andreoni began his career in 1969 at the Montedison group, where he worked until 1993 in a number of positions at different group companies. Until 1972, he worked at Montedison´s Information Systems unit. In 1973, he transferred to software house Datamont, where he remained until 1981, gaining a number of promotions in his specific field, particularly industrial automation and technical applications. From 1981 to 1983, he worked at the Group´s Tecnimont engineering company as EDP manager, before being appointed Director of Information Technology Europe at Himont, a joint venture between Montedison and Hercules. Mr. Andreoni joined the Pirelli group in 1993 as IT Coordinator for the tyres business. In 1994, he was appointed Manager of Information Technology Worldwide. From 1994, he served as General Manager of Pirelli Informatica, of which he became CEO in 2001, a position he held until he joined the Telecom Italia Group, where from October 1, 2001 to January 14, 2002 he was Head of I.S. and Technology. Mr. Andreoni is currently a member of the Board of Directors of the following affiliates of Telecom Italia S.p.A. (with the offices hereinafter expressly specified): EPIClink S.p.A. (Director), Finsiel S.p.A. (Director), Netikos S.p.A. (Chairman), TeleAp S.p.A. (Chairman), Telecom Italia Learning Services S.p.A. (Director), Webegg S.p.A. (Chairman).

Gustavo Emanuele Bracco:    Mr. Bracco was born in Turin, Italy, on May 18, 1948. On October 1, 2001, he became Head of Telecom Italia Group Human Resources. Mr. Bracco began his career at Fiat in 1972, working for the Trade Union Relations Central Management. In 1976, he was appointed Personnel Manager at the Mirafiori factory. In 1977, he transferred to Toro Assicurazioni as Head of Industrial Relations and Labour Disputes, under the aegis of Central Personnel Management. He joined the Turin Industrial Union in 1979, where he worked until 1982, initially at the Research Office before moving to the Trade Union Service, where he rose through the ranks to the position of Head. Between 1983 and 1987, he worked at Cinzano, Saiag and Carello, with responsibility for Personnel and External Relations. In 1988, he returned to the Fiat group as Head of Personnel and Organization at the Engine Control Division. He took on the same role at CEAC in 1991 and at Fidis in 1994. He was appointed Head of Group Trade Union Relations in 1996. In 1998, Mr. Bracco went to work in London for New Holland as Head of Personnel and Organization, a position he subsequently filled in Chicago for Case-New Holland. He joined Pirelli in December 2000 as Group Head of Human Resources.

Francesco Umile Chiappetta:    Mr. Chiappetta was born in Rome, Italy, on September 13, 1960. Mr. Chiappetta was appointed Telecom Italia S.p.A. General Counsel on August 1, 2002. He is also the Secretary to the Telecom Italia Board of Directors. Mr. Chiappetta began his career in 1983 at Consob, Italy’s stock market and corporate regulatory body. Over the next ten years he held a number of positions at this organization, including Chief of the Regulation Office. Between 1998 and July 2001 he worked as Deputy General Manager for Assonime, the Association of Italian corporations, with responsibility for company law and capital market. In August 2001 he joined the Pirelli & C. Group as Head of Legal and Corporate Affairs, a position he filled until joining the Telecom Italia Group. From 1989 to 2002 he worked in academia, holding courses and lectures at leading Italian universities including “La Sapienza” in Rome, “Università di Roma Tre” and the “Luigi Bocconi” University in Milan. Mr. Chiappetta has widely published both on company and securities law. At the present time he is also Chairman of the Company Law Working Group of Unice (Union of Industrial and Employers’ Confederation of Europe).

Paolo Dal Pino:    Mr. Dal Pino was born in Milan, Italy, on June 26, 1962. Mr. Dal Pino became CEO of Seat Pagine Gialle in July 2001. Since October 1, 2001 he has been in charge of the Telecom Italia Group Internet & Media Business Unit. He began his career in 1986 at the Fininvest group as assistant to the Fininvest S.p.A. Planning and Control Manager. He moved in 1987 to the Mondadori S.p.A. group to take up the same post. In 1988, he was promoted to Administration, Finance and Control Manager at the Verkerke group, headquartered in Holland, where he worked until 1990. In 1990 he joined the Espresso group, where he was promoted through the ranks until he left the company in 2001. In 1990, he worked as Controller for “Editoriale La Repubblica” and in 1995, he became Administration, Finance and Control Manager; he was Managing Director and founder of Kataweb S.p.A., the Group Internet business holding company, and General Manager of the “Divisione Repubblica”, as well as a member of the Board. He has sat on the board of many Espresso group companies, including Manzoni and Finegil. In addition, he was a member of the ANSA Executive Committee. Mr. Dal Pino joined the Telecom Italia Group as CEO of Seat Pagine Gialle in July 2001. He is currently an Alumni member of the Council for US/Italy Relations, as well as a member of the Bocconi University Advisor Program.

Marco De Benedetti:    Mr. De Benedetti was born in Turin on September 9, 1962. On July 2, 1999 he was appointed TIM Chief Executive Officer. Mr. De Benedetti began his career with the marketing department of Procter & Gamble. From 1987 to 1989, he worked in Merger and Acquisitions for Wasserstein, Perella & Co., a New York merchant bank. He joined Olivetti in 1990 as assistant to Chief Executive Officer of Olivetti System & Networks. He was later promoted to Marketing and Services Manager. In December 1992, he was appointed General Manager of Olivetti Portugal. In September 1994, he became Chief Executive Officer of Olivetti Telemedia, subsequently also taking on the chairman’s role. In October 1996, he was named Chairman of Infostrada. In 1997, he was appointed company Chief Executive Officer. Since March 1998 he has served as Olivetti Group Central Manager for Telecommunications Strategies. Mr. De Benedetti is also Chairman of TIM Brasil S.A., Deputy Chairman of Is-TIM Telekomunikasyon Hizmetleri A.S., Director of TIM International N.V., Telecom Italia America Latina S.A. and also director of Cofide S.p.A..

Enrico Parazzini:    Mr. Parazzini was born in Milan, Italy, on March 18, 1944. He became Chief Financial Officer (CFO) of Telecom Italia Group on October 1, 2001. Mr. Parazzini began his career in 1968 as a Junior Auditor at Arthur Andersen. In 1969, he was hired by the Finance Department at General Electric. In 1970, he joined Honeywell Information Systems Italia. Over the next 20 years he was promoted through the company, holding the positions of Financial Planning Manager from 1975 to 1980, Administration and Control Manager from 1981 to 1986, and Chief Financial Officer from 1987 to 1990. In 1991, after Honeywell sold its business to the Bull group, Mr. Parazzini was appointed General Manager of Administration, Control, IT Systems and Logistics. He joined Pirelli as Group Controller in May 1992. He took active part in the process of group restructuring, with special reference to reform of the planning and control system. Between 1996 and 1999, he was Head of Administration, Group Purchasing and Risk Management. He was appointed Chief Financial Officer of the Cables and Systems division in 2000. Mr. Parazzini is currently a Board member of Seat Pagine Gialle, Finsiel, Italtel, Italtel Holding and Chairman of Telecom Italia International N.V.. Since 1994 he has worked as a visiting lecturer on the Multinational Group Planning and Control Course at the “Luigi Bocconi” University of Milan.

Giuseppe Sala:    Mr. Sala was born in Milan, Italy, on May 28, 1958. Mr. Sala was appointed General Manager of the Wireline Business Unit of Telecom Italia on June 16, 2003. In 1994 he was appointed Head of Strategic Planning and Control of Pirelli’s Tyres Sector. In 1998, Mr. Sala became Managing Director of Italian Tyres Division Pirelli S.p.A., and in 2001 he filled the position of Senior Vice President Operations—Tyres Sector of Pirelli’s Group. From March 2002 until September 2002 Mr. Sala held the position of Chief Financial Officer of TIM S.p.A.. In October 2002 he was appointed Assistant to the Chairman of the Telecom Italia Group.

Germanio Spreafico:    Mr. Spreafico was born in Lecco, Italy, on September 20, 1952. He was appointed Head of Telecom Italia Group Purchasing on October 1, 2001. He began his career in 1977 at the Pirelli Financial Division, where he worked for 10 years, during which time he was promoted through various positions in domestic and international finance and ultimately took charge of Italian market financial operations. Subsequent to this he moved to the Cable sector, initially as Chief Financial Officer of the Italian company, before taking on the same role for the French company. In 1997, he became Chief Financial Officer of the Group Cable Industry Holding Company, where he also took on the position of Chief Purchasing Officer. At the present time, Mr. Spreafico is Vice Chairman of Pirelli Cavi & Sistemi S.p.A., the holding company for the Pirelli Group Cable division, of which he was Head of Administration and Control and, from February 2000, Head of Purchasing.

Giuseppe Nino Tronchetti Provera:    Mr. Tronchetti Provera was born in Rome, Italy, on April 3, 1968. He has been head of the Information Technology Market Business Unit of the Telecom Italia Group since January 15, 2002. Mr. Tronchetti Provera began his career at McKinsey & Company, where for five years he worked as a Senior Management Consultant at a number of offices across Europe, working in industries such as air transport, energy, mobile telephony, steel, television media and insurance. In 1997, he founded Cam Tecnologie, of which he is CEO. The company develops technologies and products for the Energy Industry and the Environment. He is also Director of Camfin S.p.A.. Since 1999, he has served as Vice Chairman of the Kyoto Club. He sits on the boards of Malgara Chiari & Forti S.p.A., Medio Credito Centrale S.p.A., and FSB S.p.A.. He is currently Board member of Banksiel, Finsiel, Insiel. President of the ICT and Media District in Rome.

Employees

At December 31, 2002 the Telecom Italia Group employed 101,713 persons, a decrease of 8,243 employees compared to 109,956 at December 31, 2001. The reduction of 8,243 units is due to the effect of the change in the scope of consolidation (-2,883 units) and to personnel turnover (-5,360 units). The disposals of: 9Telecom Group (-1,003 units), Satellite Services (-1,168 units), Sogei and Consiel (-1,538 units) and the acquisitions of BLU (+618), Webegg group (+719) are the main components of the change in scope of consolidation. The turnover consists of 12,567 outgoings and 7,207 hiring.

On January 1, 2000, the “Fondo di previdenza per il personale addetto ai pubblici servizi di telefonia” (FPT) or Telephone Employees Pension Fund was abolished pursuant to the provisions of art. 41 of Law No. 488 of December 23, 1999 (the 2000 Finance Bill). From that date, those holding positions in this fund are registered in the obligatory general insurance fund, with separate accounting in the “Employees Pension Fund”, and the rules of the abolished fund continue to be applied. For the additional financial requirements necessary pursuant to specific FPT rules, an extraordinary contribution to INPS was required for the three years 2000-2002, amounting to approximately €77.5 million for each year to be charged to the companies which have employees registered in the abolished fund. The Telecom Italia Group’s contribution was charged on an accrual basis over the three year period.

Approximately 2% of the Telecom Italia Group’s employees held executive positions at December 31, 2002.

The Telecom Italia Group employees in Italy are represented by two categories of national unions, one for managerial staff and one for non-managerial staff. Employment agreements in Italy are generally collectively negotiated at national level between the national employers’ associations and the workers’ unions and, for medium and large companies, also at company level. Renewals of collectively negotiated contracts are subject to certain general guidelines agreed between the Italian Government and trade unions generally including that salary increases negotiated at national level may not exceed agreed upon inflation rates. Individual companies may enter into additional collective contracts based on, and following, the guidelines set out by the national collective agreements.

Employment contracts for managerial staff are ruled by a national collective agreement that will expire in December 2003. Its compensation clauses were renewed in March 2003.

The compensation clauses of the national collective agreement for non-managerial staff expired in December 2002, the remainder of the agreement will expire in December 2004.

The Telecom Italia Group personnel are covered by the general social security system for health care and pension. Telecom Italia Group employees may elect to be covered by additional health care and pension plans. So far approximately 65,000 Telecom Italia Group employees (70% of the employees entitled) adhered to the pension fund for telecommunications workers (“Telemaco”).

During 2002 the Telecom Italia Group performed activities regarding Internal Communication (more then 75% of group companies are linked to the Group Intranet ) and Training (2 millions hours for Italian personnel especially related to specific Business Oriented Training, Economics and Managerial Training).

The following table represents the personnel of the Telecom Italia Group at December 31, 2002 broken down by geographical areas and function:

	Manager	Professional	White-collar	Blue-collar	Total
Italy	1,865	4,882	70,783	6,011	83,541
Rest of Europe	116	482	4,655	74	5,327
North America	18	35	285	2	340
South America	164	852	11,351	43	12,410
Asia	3	17	75	—	95

Telecom Italia Group Total	2,166	6,268	87,149	6,130	101,713

The following table represents the personnel of the Telecom Italia Group at December 31, 2002 by Business Unit:

	Number of employees at end of period
	2002	2001
Domestic Wireline	53,682	57,895
Mobile	18,702	16,721
South America(1)	5,461	5,746
Internet & Media	7,715	9,264
IT Market	4,493	6,441
IT Group	7,327	6,844
Other Activities	4,333	7,045

Consolidated Total	101,713	109,956

(1)	The data refers to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the Business Segment South America of Telecom Italia.

COMPENSATION OF DIRECTORS AND OFFICERS

The total compensation paid or still due by Telecom Italia or by any of the Telecom Italia group subsidiaries in 2002 to (i) the members of the Board of Directors was €10,084 thousand, of which €2,116 thousand was due to the members of the Board of Directors who resigned in 2002; (ii) the executive officers was €14,186 thousand; and (iii) the members of the Board of Statutory Auditors was €748 thousand.

The following table lists the Directors and the Board of Statutory Auditors of Telecom Italia during 2002 and their respective compensation as of December 31, 2002. The compensation relates only to the period of 2002 in which they served as set forth below.

Board of Directors

Name	Position	Period	Compensation Base	Bonus	Non Cash benefits	Other Compensation
(thousands of Euro)
Marco Tronchetti Provera	Chairman	Jan 1, 2002 - Dec. 31, 2002	1,756(1)	1,200(2)

Gilberto Benetton	Deputy Chairman	Jan 1, 2002 - Dec. 31, 2002	103			13(3)

Carlo Orazio Buora	Managing Director	Jan 1, 2002 - Dec. 31, 2002	2,066(1)	1,200(2)		80(4)

Riccardo Ruggiero	Managing Director	Sep 5, 2002 - Dec 31,2002	71(1)			5(5)

	General Manager	May 7, 2002 -Dec 31, 2002		1,201	178	646(6)

Enrico Bondi	Managing Director	Jan 1, 2002 - Sep 5, 2002	1,406(1)	650		118(7)

Umberto Colombo	Director	Jan 1, 2002 - Dec. 31, 2002	155(8)

Francesco Denozza	Director	Jan 1, 2002 - Dec. 31, 2002	103

Luigi Fausti	Director	Jan 1, 2002 - Dec. 31, 2002	155(8)

Guido Ferrarini	Director	Jan 1, 2002 - Dec. 31, 2002	155(9)

Paolo Grandi	Director	Jan 1, 2002 - Jul 25, 2002	60(10)

Natalino Irti	Director	Jan 1, 2002 - Dec. 31, 2002	155(9)

Gianni Mion	Director	Jan 1, 2002 - Dec. 31, 2002	103(11)			183(12)

Pietro Modiano	Director	July 26, 2002 - Dec 31, 2002	34(13)

Massimo Moratti	Director	Jan 1, 2002 - Dec. 31, 2002	103

Carlo Alessandro Puri Negri	Director	Jan 1, 2002 - Dec. 31, 2002	103

Pier Francesco Saviotti	Director	Jan 1, 2002 - Dec. 31, 2002	155(8)

Roberto Ulissi	Director	Jan 1, 2002 - Dec. 31, 2002	155(14)

(1)	The amount includes the remuneration ex art. 2389, section 2, of the Italian Civil Code.
(2)	The amounts with respect to year 2002 was voted by the Board of Directors on March 11, 2003 and will be paid in 2003.
(3)	Remuneration for the post of director in the subsidiary SEAT Pagine Gialle.
(4)	Remuneration for the post of Chairman and Deputy Chairman in the subsidiary TIM not received but paid over to Telecom Italia.
(5)	Remuneration as Director of the subsidiary holding Banca della Rete not received but paid over to Telecom Italia.
(6)	Compensation for employment.
(7)	Remuneration for the post of Chairman of subsidiaries TIM, Telespazio, Seat Pagine Gialle and Stream not received but paid over to Telecom Italia.
(8)	The amount includes the remuneration paid as a member of the compensation Committee.
(9)	The amount includes the remuneration paid as a member of the Audit and Corporate Governance Committee.
(10)	Remuneration not received but paid over to Banca Intesa BCI.
(11)	Remuneration not received but paid over to Edizione Holding.
(12)	Remuneration for the posts of Director and Committee member in SEAT Pagine Gialle and Director and Deputy Chairman in TIM not received but paid over to Edizione Holding.
(13)	Remuneration not received but paid over to Unicredito.
(14)	The amount includes the remuneration paid as a member of the Audit and Corporate Governance Committee paid over by the person to the Administration Fund of the entity for which he works.

All of the executive officers contracts (with the exception of those of Messrs. Marco Tronchetti Provera, Carlo Orazio Buora, Riccardo Ruggiero and Giuseppe Nino Tronchetti Provera) contain the following clauses:

•	if the Company terminates the work relationship (with the exception of a termination for good cause) and the executive officer waives certain rights to which he is entitled pursuant to applicable Italian law, the Company will pay to the executive officer a separation allowance providing for between 2 and 4 years of salary plus, in certain cases, a lump sum corresponding to the average of bonus compensation received in the 3 years (or shorter period) preceding his termination; and

•	if the executive officer terminates the work relationship for good cause determined by a change reducing the responsibilities and tasks assigned to the executive officer, then such executive officer will be entitled to an amount corresponding to 50% of the amount as calculated above.

The following table lists the stock options held by Mr. Riccardo Ruggiero as General Manager of Telecom Italia. Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors and for a General Managers. The compensation in the form of stock options for Mr. Ruggiero was disclosed pursuant to legislative Decree No. 58/98 in the Telecom Italia Group’s home jurisdiction Annual Report for the year ended December 31, 2002. See also below “—Options to Purchase Securities from Registrant”.

		Options existing at 1/1/2002			New options granted during the year			Options exercised during the year			Options expired during the year	Options existing at 12/31/2002
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+ 4-7-10	(12)	(13)
First and last name	Post held	No. options	Exercise average price	Average expiration date	No. options	Exercise average price	Average expiration date	No. options	Exercise average price	Market average price at exercise	No. options	No. options	Exercise average price	Average expiration date
Riccardo Ruggiero	M.D.	750,000	10.488	2007	—	—	—	—	—	—	—	750,000	10.488	2007
	G.M.	750,000	10.488	2008	—	—	—	—	—	—	—	750,000	10.488	2008
		—	—	—	150,000	9.203	2008	—	—	—	—	150,000	9.203	2008
		—	—	—	150,000	9.203	2009	—	—	—	—	150,000	9.203	2009
		—	—	—	200,000	9.203	2010	—	—	—	—	200,000	9.203	2010

Board of Statutory Auditors

Name	Position	Period	Compensation Base		Bonus	Non Cash benefits	Other Compensation
			(thousands of Euro)
Paolo GERMANI	Chairman	Jan. 1, 2002 -Dec. 31, 2002	155	(1)
Mario BOIDI	Acting Auditor	Jan. 1, 2002 -Dec. 31, 2002	116
Paolo GOLIA	Acting Auditor	Jan. 1, 2002 -Dec. 31, 2002	116
Fabrizio QUARTA	Acting Auditor	Jan. 1, 2002 - Dec. 31, 2002	116
Gianfranco ZANDA	Acting Auditor	Jan. 1, 2002 - Dec. 31, 2002	116				129	(2)

(1)	Remuneration for the post not received by the person but paid over to the Administration Fund of the entity for which he works.
(2)	Remuneration for the post of chairman of the Board of Statutory Auditors in the subsidiary IT Telecom and Acting Statutory Auditor in the subsidiaries Finsiel, IMMSI, Telespazio and TIM. Telespazio and IMMSI were sold in November 2002.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

During 2002, two Stock Option Plans were adopted by the Board of Directors: the first (the “2002 Top Plan”) involves the top management executives, the second (the “2002 Plan”) involves the executives.

In February 2002, the “2002 Top Plan” was targeted at the sixteen top management executives through the grant of 11,800,000 options, that granted a right to subscribe to the same number of ordinary shares, to be issued pursuant to the mandate given to the board at the Extraordinary Shareholders’ Meeting of June 12, 2001.

The strike price, defined as the normal value of the share (equal to the arithmetic average of the official prices of the Shares on Telematico measured in the last month prior to the grant date), in accordance with current fiscal laws, is euro 9.203. The Plan is scheduled to last for three years.

Furthermore, the “2002 Plan” was launched for Telecom Italia Group management who already held options from the 2000 Stock Option Plan and other executives hired after July 27, 2001 (date of launch of 2001 Stock Option Plan). This plan was deemed necessary since, as a result of the general performance of the stock market during recent years, the 2000 Plan had lost its goals of providing management incentives and retention. Therefore, the new plan was based on the voluntary relinquishment of the 2000 Plan Options by executives still working for the Company.

The 2002 Plan, on December 31, 2002, involved 440 executives of the Telecom Italia Group of whom 398 had already taken part in the 2000 Plan of which, as described above, they voluntarily relinquished options.

The options were granted in March, August and October 2002. The strike price was defined as the normal value of the share (equal to the arithmetic average of the official prices of the Shares on Telematico measured in the last month previous to the grant date), in accordance with current fiscal rules. The weighted average price is equal to euro 9.606. The plan is scheduled to last for three years.

An English translation of the regulations relating to the 2002 Top Plan and of the 2002 Plan as approved by the Board of Directors are filed as exhibits. Please see “Item 19. Financial Statements and Exhibits”. The following table summarizes the key features of the Stock Option Plans in force in 2002:

	(Euro, except number of options)	Options existing at 1/1/2002	New options granted during the year	Options exercised during the year	Rights expired and not exercised during the year	Options expired during the year due to relinquishment	Options expired during the year due to termination of service/other reason	Options existing at 12/31/2002	Of which exercisable at 12/31/2002
1999 Plan	Number of options Exercise price Market price	9,846,650 6.79 9.713	— — —	1,375,150 6.79 9.325	— — —	— — —	— — —	8,471,500 6.79 7.202	8,471,500 6.79 —

2000 Plan	Number of options Exercise price Market price	50,570,000 13.815 9.713	— — —	— — —	— — —	29,820,000 13.815 9.837	150,000 13.815 8.062	20,600,000 13.815 7.202	10,699,996 13.815 —

2001 Plan	Number of options Exercise price Market price	66,320,000 10.488 9.713	— — —	— — —	— — —	— — —	2,032,500 10.488 8.163	64,287,500 10.488 7.202	32,560,000 10.488 —

2002 Plan	Number of options Average exercise price Market price	— — —	30,998,000 9.606 9.771	— — —	— — —	— — —	1,974,000 9.665 7.735	29,024,000 9.602 7.202	— — —

2002 Top Plan	Number of options Exercise price Market price	— — —	11,800,000 9.203 8.694	— — —	— — —	— — —	— — —	11,800,000 9.203 7.202	— — —

Plan	Exercise price (in Euro)	Number of options granted at December 31, 2002 and exercisable from					Total	Maximum period of options
		2001	2002	2003	2004	2005
1999	6.79	3,755,750	4,715,750	—	—	—	8,471,500	3 years beginning from each year

2000	13.815	5,349,998	5,349,998	9,900,004	—	—	20,600,000	5 years beginning from each year

2001	10.488	—	32,560,000	31,727,500	—	—	64,287,500	5 years beginning from each year

2002	9.665 7.952 7.721	— — —		8,395,200 252,000 60,000	8,395,200 252,000 60,000	11,193,600 336,000 80,000	27,984,000 840,000 200,000	5 years beginning from each year

2002 Top	9.203	—		3,540,000	3,540,000	4,720,000	11,800,000	5 years beginning from each year

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As a result of the Olivetti Offer and subsequent market purchases, Olivetti controls, as of June 16, 2003, 54.95% of the Shares of Telecom Italia. In 2001 Olimpia became the largest shareholder in Olivetti, (see “Item 4 Information on the Telecom Italia Group—Business—Significant Developments during 2002—The Pirelli-Olimpia Transaction”) with a stake of 28.7%.

Apart from the Merger (which will cancel Olivetti’s controlling shareholding), there are no arrangements known to the Company the operation of which may result in a change in control of the Company. See “Item 4. Information about the Telecom Italia Group—Recent Developments—Merger of Telecom Italia into Olivetti”.

The members of the Board of Directors who resigned in 2002 did not hold any Shares, Savings Shares, TIM Shares or SEAT Shares as of July 25, 2002 (Mr. Grandi) and as of September 5, 2002 (Mr. Bondi). The following table shows the ownership of Shares, Savings Shares, TIM shares and SEAT shares by certain members of the Board of Directors and the Board of Statutory Auditors as of December 31, 2002.

Name	Company	Number of shares held at end of prior year		Number of shares purchased	Number of shares sold	Number of shares held at the end of 2002
Board of Directors
Luigi Fausti	TIM ordinary shares	50,000	(1)			50,000
Natalino Irti	TIM ordinary shares	11,000	(1)		11,000
Pier Francesco Saviotti	TIM ordinary shares	10,000	(1)			10,000
Board of statutory auditors
Paolo Golia	Telecom Italia savings shares			4,309	4,309

(1)	Shares held from November 7, 2001, date of appointment to the Board of Directors.

As of June 9, 2003 no member of the Board of Directors or Board of Statutory Auditors beneficially owned more than 0.00331% of the Shares or Savings Shares.

The following table shows certain information, as of June 9, 2003, about the ownership of the Company’s Shares and Savings Shares by the Company’s directors and executive officers as a group and by the members of the Board of Statutory Auditors as a group.

Title of Class	Owner	Number Owned	% of class
Shares	Directors and executive officers as a group (15 Directors and 8 Executive Officers)	36,411	0.00069
	Board of Statutory Auditors as a group (5 persons)	18,000	0.00034
Savings Shares	Directors and executive officers as a group (15 Directors and 8 Executive Officers)	2,460	0.00012
	Board of Statutory Auditors as a group (5 persons)	68,000	0.00331

Continuing Relationship with the Treasury

Prior to the privatization of Telecom Italia in November 1997 (the “Privatization”), the Treasury owned 44.71% of the outstanding Shares and 0.62% of the outstanding Savings Shares. After completion of the Privatization, the Treasury continued to own 5.17% of the outstanding Shares and 0.62% of the outstanding Savings Shares of Telecom Italia. On December 9, 2002 the Treasury sold its entire stake held in Telecom Italia S.p.A. (approximately 3.5% of the ordinary share capital and approximately 0.7% of the savings share capital), through an offering to professional investors. The closing and settlement for the offering took place on December 12, 2002. Following closing, the Treasury no longer has a direct holding in Telecom Italia S.p.A..

As of the date of this Annual Report, the Treasury continues to be in a position to exert certain powers with respect to Telecom Italia through the exercise of the special powers included in Telecom Italia’s Bylaws. See “Item 10. Additional Information—Description of Bylaws and Capital Stock—Capital Stock—Limitations on Voting and Shareholdings—Special Powers of the State”; for a brief description of such special powers. Also see “Item 6. Directors, Senior Management and Employees”. Following the issuance by the EU of a directive on

May 4, 1999, on February 11, 2000, the Italian Government issued a decree (the “Golden Share Decree”), on the exercise by the Italian Government of certain special powers with respect to privatized companies. Pursuant to the Golden Share Decree, the Italian Government can use its special powers to protect the vital interests of the State and respond to indispensable reasons of general interest, including public law and order, public security, public health and national defense. The Italian Government will exercise such special powers in compliance with the principles of Italian and European Community laws, and in any case in line with the objectives of the privatization process, and the protection of competition and the market and having regard for non-discrimination principles. Such powers must be suitable and proportional to achieving the indispensable objectives of general interest described above. The Golden Share Decree provides that the Italian Government may exercise its special powers to prevent acquisitions of shares of privatized companies if such acquisitions (i) are not transparent and would not ensure full disclosure with respect to controlling share ownerships of the companies whose shares are being acquired and the objectives and industrial plans proposed by the buyers of the target companies, (ii) compromise the liberalization and market competition or are not in line with the company’s privatization goals, or entails situations of conflict of interests which could compromise the company’s mission with respect to the objectives of public interest, (iii) entail objective risks of being affected by criminal organizations, or involve the company in unlawful activities, (iv) jeopardize conservation of the special powers of the State, or (v) represent a considerable risk of serious harm to the vital interests of the State described above, including the supply of essential raw materials and goods, the supply of essential public services and the security of related installations and networks and, further, the development of advanced technological sectors.

The aforementioned special powers granted to the Italian Government by the Company’s Bylaws must be exercised according to the terms and in compliance with the principles provided for by the Golden Share Decree.

Following the meeting of its Board of Directors on March 11, 2003, Telecom Italia requested that the Minister for Economy and Finance indicate whether he intended to exercise the powers in question (with specific reference to the veto power on merger resolutions). The Minister informed Telecom Italia that he did not deem that the conditions for the exercise of its veto powers were met. Subsequently, on May 22, 2003, a Decree by the same Minister, in agreement with the Minister for Productive Activities, stated the exact wording of the clause of New Telecom Italia’s bylaws, with reference to the special powers: in particular, the decree maintained the power of assenting to the acquisition of major shareholdings in the company’s voting capital and the power of veto as currently provided for in Telecom Italia’s bylaws. On the other hand the power of assenting to major shareholders’ agreements and the power of appointment of one Director and one Statutory Auditor were relinquished.

RELATED-PARTY TRANSACTIONS

The Telecom Italia Group enters into transactions with affiliates, and various related parties. The following related party transactions relate to transactions between Telecom Italia and its subsidiaries and the Telecom Italia Group’s unconsolidated subsidiaries and affiliated companies as well as the members of the Board of Directors and the companies in which they hold corporate office or significant responsibility. Transactions between members of the Telecom Italia Group are excluded as they are eliminated on consolidation. All such transactions are within the Telecom Italia Group’s normal operations and were conducted on an arm’s length basis in accordance with specific regulatory provisions.

For purposes of comparison, the 2002 and 2001 related party transactions reflected in the statement of operations are also compared to the 2000 pro forma amounts to give effect to the consolidation of the Nortel Inversora group (Nortel Inversora and the controlled Telecom Argentina group) using the equity method instead of the proportional consolidation method.

The following related party transactions are reflected in the statement of operations for the years ended December 31, 2000, 2001 and 2002, respectively:

Related party transactions in the year ended December 31,
	2000		2001		2002
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Operating revenues	€919 million in 2000 pro forma, €837 million in 2000	Refers to: Nortel Inversora group (€163 million in 2000 pro forma, €81 million in 2000), Teleleasing (€113 million), Auna group (€57 million), Stream (€102 million), Lottomatica (€58 million) and SEAT (€211 million)	€881 million	Refers to: Astrolink (€296 million), Brasil Telecom (€120 million), Nortel Inversora group (€119 million), Teleleasing (€82 million), Auna group (€63 million), Stream (€55 million) and Lottomatica (€53 million)	€302 million	Refers to: Teleleasing (€105 million), Brasil Telecom (€48 million), Stream (€42 million), Auna group (€18 million), Telecom Argentina (€18 million) and Telekom Srbija (€17 million)

Cost of materials and other external charges	€377 million	Refers to: rent payable to IM.SER (€23 million); TLC service costs from Etec S.A. Cuba (€24 million) and Entel Chile group (€40 million); cost of materials and other external charges from Siemens Informatica (€80 million), SEAT (€61 million) and Teleleasing (€59 million).	€586 million	Refers mainly to: rent payable to IM.SER (€199 million) and Telemaco Immobiliare (€77 million); TLC service costs from Etec S.A. Cuba (€79 million)	€469 million	Refers mainly to: rent payable to IM.SER (€153 million) and Telemaco Immobiliare (€37 million); TLC service costs from Etec S.A. Cuba (€77 million); maintenance and assistance contracts from Italtel (€40 million) and Siemens Informatica (€24 million)

Related party transactions in the year ended December 31,
	2000		2001		2002
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Other income, net	€19 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.	€25 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.	€9 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.

Financial income and expense, net	Positive for €54 million	Refers to: interest expense payable to Teleleasing (€31 million) for financial leasing transactions and dividends received from the Eutelsat satellite consortium (€64 million).	Negative for €8 million	Refers to: accrued interest income on loans made to certain foreign unconsolidated subsidiaries and affiliated companies (€22 million); interest expense payable to Teleleasing (€30 million) for financial leasing transactions	Expense for €20 million	Includes: accrued interest income on loans made to certain subsidiaries and affiliates (€14 million); interest expense payable to Teleleasing for financial leasing transactions (€23 million); interest on the payable by TI Finance to Olivetti Finance NV (€11 million)

The following related party transactions are reflected on the balance sheets as of December 31, 2002 and 2001:

Related party transactions as of December 31,
	2001		2002
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies
Loans in long-term investments	€119 million	Refers mainly to loans granted to Bouygues Décaux Télécom (BDT) (€108 million) and other foreign unconsolidated subsidiaries and affiliated companies.	€440 million	Refers mainly to medium/long term loans made to Is TIM (€313 million), Tiglio I (€54 million), Telegono (€34 million) and Tiglio II (€30 million).

Trade accounts receivables and other current assets	€430 million	Comprises mainly receivables from Auna group (€90 million), Stream (€82 million), Telekom Srbija (€56 million net of provision), Nortel Inversora group (€21 million net of provision) and Teleleasing (€18 million).	€221 million	Comprises mainly receivables from Stream (€71 million), Telekom Srbija (€21 million net of provision), Teleleasing (€38 million) and Consorzio Telcal (€14 million).

Related party transactions as of December 31,
	2001		2002
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Trade accounts payable and other current liabilities	€485 million	Pertains mainly to supplier relationships connected with investments and transactions. In particular, they comprise trade accounts payable to Italtel group (€173 million), Siemens Informatica (€51 million), Teleleasing (€42 million) and advances from Consorzio Telcal (€85 million).	€697 million	They refer to payables to Olivetti for the settlement of Group VAT and receivables from the tax authorities transferred (€296 million) and supply contracts connected with operating and investment activities. They include: payables to the Italtel group (€150 million), Siemens Informatica (€40 million), Teleleasing (€17 million) and advances from Consorzio Telcal (€103 million).

Long-term and short-term debt	€1,170 million	They refer mainly to payables for finance leases to Teleleasing (€522 million) and a payable by TI Finance from Olivetti Finance N.V. (€600 million).	€406 million	They refer mainly to payables for finance leases to Teleleasing (€393 million).

Short-term financial receivables	€213 million	They refer mainly to short-term loans receivable from Stream (€122 million), Is TIM (€29 million), Telekom Srbija (€23 million) .	€35 million	They comprise short-term loans made to TMI group companies (€14 million) and Golden Lines (€10 million net of provisions).

Long and short-term contracts	€116 million	They refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan (€110 million).	€110 million	They refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan.

Guarantees and collateral	€1,261 million	They include sureties given on behalf of the Auna group (€510 million), Is TIM (€228 million), Stream (€86 million), as well as collateral given on behalf of Is TIM (€147 million).	€908 million	They comprise sureties provided on behalf of Is TIM (€537 million), Consorzio Csia (€85 million) and Stream (€72 million) as well as collateral on behalf of Is TIM (€110 million).

Capital expenditures	€665 million	They mainly consist of acquisitions telephone exchanges from the Italtel group (€567 million) and information and computer projects from Siemens Informatica (€31 million).	€455 million	They mainly consist of acquisitions of telephone exchanges from the Italtel group (€406 million) and computer projects from Webegg (€14 million) and Siemens Informatica (€19 million).

Moreover, related party transactions as of December 31, 2002 include:

Items	In the aggregate	Nature of the transaction
Purchases and sales commitments	€17 million	They refer to commitments with Teleleasing under operating leases.

Acquisition of investments	€58 million	They refer to the acquisition of the 50% of Webegg from Olivetti.

Disposal of investments	€690 million	They refer to the disposal of the 25% of Mobilkom Austria, through the disposal of the Autel holding to Telekom Austria.

Contribution and sale of business segments	€219 million	They refer to gains realized on the concentration of real estate assets in Tiglio I (€159 million) and the contribution of the “asset management” business segment to Tiglio II (€60 million).

Pirelli group and Edizione Holding group

Related party transactions, excluding transactions among group companies, also comprise those between the Telecom Italia Group with the Pirelli group and the Edizione Holding group in 2002 as follows.

The following related party transactions are reflected in the statement of operations for the year ended December 31, 2002:

Items	In the aggregate	Nature of the transaction
Operating revenues	€26 million	These mainly refer to telephone services to Pirelli group (€8 million) and to Edizione Holding (€16 million) and to information services to Pirelli group (€2 million).

Cost of materials and other external charges	€23 million	These essentially refer to R & D expenditures and the supply of services in the IPR field to Pirelli group (€21 million) and to Edizione Holding group (€2 million).

The following related party transactions are reflected on the balance sheet as of December 31, 2002:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€3 million	These mainly refer to the above-mentioned telephone services to Pirelli group (€1.6 million) and to Edizione Holding group (€1.5 million).

Trade accounts payable and other current liabilities	€9 million	These mainly refer to the supply contracts connected with investment activities to Pirelli group (€8 million) and to Edizione Holding group (€1 million).

Capital expenditures	€32 million	These mainly refer to purchases of telecommunications cables from Pirelli group.

Acquisition of investments and purchases commitments	€21 million	Purchase of 25.3% stake in EPIClink by Telecom Italia S.p.A. from Pirelli S.p.A. (€18 million) and purchase commitment for the remaining 5% (€3 million).
	€35 million	Purchase by TIM of Blu S.p.A. shares, stake from Edizione Holding S.p.A. and Autostrade S.p.A.

Acquisition of business segments	€3 million	Purchase of a business segment by EPIClink S.p.A. from Pirelli Informatica.

Disposal of business segments	€15 million	Gain on the sale of non-facility business segments to Pirelli Real Estate.

Moreover in 2002, telephone cards with an approximate value of €20 million, mostly for mobile phones, were sold to Autogrill S.p.A. (Edizione Holding group).

Related party transactions in 2001 also include those effected by the Telecom Italia Group with the Pirelli group, including:

•	Operating revenues: mainly refers to telephone services (€6.9 million).

The following related party transactions are reflected on the balance sheet as of December 31, 2001:

•	Trade accounts receivables and others: mainly refers to the above-mentioned telephone services (€0.6 million);

•	Trade accounts payable and others: mainly pertain to the supply contracts connected with supplier relationships (€6.4 million); and

•	Capital expenditures: mainly consist of purchases of telecommunications cables (€21.5 million).

The following related party transactions are reflected in the statement of operations for the three months ended March 31, 2003:

Related party transactions for the three months ended March 31, 2003
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies
Operating revenues	€36 million	Refers to: Teleleasing (€16 million), Stream (€3 million), Telecom Argentina (€3 million) and Telekom Srbija (€2 million).

Cost of materials and other external charges	€103 million	Refers mainly to: rent payable to Tiglio I (€20 million) and Tiglio II (€6 million); TLC service costs from Etec S.A. Cuba (€36 million); maintenance and servicing costs from Italtel (€12 million).

Other income, net	€1 million	Refers mainly to cost recoveries for personnel on loan to certain subsidiaries and affiliates.

Financial income and expense, net	Positive for €1 million	Refers to: accrued interest income on loans made to certain subsidiaries and affiliates (€6 million); interest expense payable to Teleleasing for financial leasing transactions (€5 million).

The following related party transactions are reflected on the balance sheet as of March 31, 2003:

Related party transactions as of March 31, 2003
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies
Loans under long-term investments	€428 million	Refers mainly to medium/long-term loans made to Is TIM (€302 million), Tiglio I (€54 million), Telegono (€24 million) and Tiglio II (€30 million).

Trade accounts receivables and other current assets	€200 million	Mainly refers to receivables from Stream (€66 million), Telekom Srbija (€22 million net of provisions), Teleleasing (€23 million) and Consorzio Telcal (€11 million).

Trade accounts payable and other current liabilities	€903 million	Refers to payables to Olivetti for the settlement of Group V.A.T. and receivables from the tax authorities transferred (€571 million) and supply contracts connected with operating and investment activities. They include: payables to the Italtel group (€84 million), Siemens Informatica (€40 million), Teleleasing (€13 million) and advances from Consorzio Telcal (€103 million).

Related party transactions as of March 31, 2003
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies
Long-term and short-term debt	€45 million	Refers mainly to payables for finance leases to Teleleasing (€29 million).

Short-term financial receivables	€37 million	Refers to short-term loans made to TI Sparkle group companies (€14 million) and Golden Lines (€8 million net of provisions).

Long and short-term contracts	€110 million	Refers mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan.

Guarantees and collateral	€947 million	Comprise sureties provided on behalf of Is TIM (€617 million), Corsorzio Csia (€85 million), Stream (€49 million) as well as collateral on behalf of Is TIM (€102 Million).

Capital expenditure	€46 million	Mainly consists of acquisitions of telephone exchanges from the Italtel group (€30 million) and computer projects from Siemens Informatica (€4 million).

Purchases and sales commitments	€12 million	Refers to commitments with Teleleasing under operating leases.

In the first quarter 2003, the buildings leased from Teleleasing under financial leasing contracts, recorded in the consolidated fixed assets, were purchased.

Pirelli Group and Edizione Holding Group

In the first quarter of 2003, the related party transactions, excluding transactions among group companies, also comprise those by the Telecom Italia Group with the Pirelli Group and the Edizione Holding Group. These transactions include:

Items	In the aggregate	Nature of the transaction
Operating revenues	€9 million	Mainly refers to computer services and the supply of energy services to the Pirelli group (€7 million) and telephone services to the Pirelli group (€1 million) and the Edizione Holding group (€1 million).

Cost of materials and other external charges	€12 million	Refers to planning and servicing expenditures to the Pirelli group.

Trade accounts receivables and other current assets	€9 million	Mainly refers to the above-mentioned telephone services rendered to the Pirelli group (€8 million) and the Edizione Holding group (€1 million).

Trade accounts payable and other current liabilities	€24 million	Mainly refers to supply contracts connected with investment activities from Pirelli group (€23 million) and the Edizione Holding group (€1 million).

Capital expenditure	€6 million	Mainly refers to purchase of telecommunications cables from the Pirelli group.

In the first quarter of 2003, TIM sold telephone cards for resale to the public to Autogrill S.p.A. (Edizione Holding Group), for an equivalent amount of about €7 million;

Telecom Italia has a commitment to acquire a further 5% interest in EPIClink from Pirelli S.p.A. for a total of €3 million.

In addition, subsequent to March 31, 2003, certain companies of the Telecom Italia Group have entered into agreements with related parties into the ordinary course of business.

Item 8.    FINANCIAL INFORMATION

Historical Financial Statements

See Items 18 and 19 for a list of financial statements and other financial information filed with this report.

The following pro forma financial information has been provided by our parent company Olivetti as detailed in the following sections.

Condensed Consolidated Pro Forma Financial Data

Unaudited Pro Forma Condensed Consolidated Financial Information of New Telecom Italia

The following pro forma unaudited condensed consolidated statement of operations for the year ended December 31, 2002 was prepared on the basis that the Merger occurred on January 1, 2002. The pro forma unaudited condensed consolidated balance sheet as of December 31, 2002 was prepared on the basis that the Merger occurred on December 31, 2002.

The pro forma unaudited condensed consolidated statement of operations for the year ended December 31, 2002 and the pro forma unaudited condensed consolidated balance sheet as of December 31, 2002 also give effect to the proposed spin-off of Directories, Directory Assistance and Business Information businesses of SEAT (collectively referred to as “New SEAT”) and the sale of Telecom Italia’s stake in New SEAT, announced on June 11, 2003, as if such transactions had occurred on January 1, 2002 for statement of operations purposes and as of December 31, 2002 for balance sheet purposes.

The pro forma information is intended to give a better understanding of the impact the Merger and the proposed spin-off and announced sale of New SEAT will have on the financial statements of New Telecom Italia when the Merger is completed. The presentation includes more detailed discussions below regarding the adjustments made to illustrate these effects. The unaudited pro forma condensed consolidated financial statements were prepared by combining certain historical amounts of each company. These amounts were then adjusted based on Olivetti’s assessment of the likely outcome of certain events. The notes to the unaudited pro forma condensed consolidated financial statements describe the adjustments made to the pro forma condensed consolidated financial statements to illustrate the pro forma effects of the Merger and the proposed spin-off and announced sale of New SEAT.

The following unaudited pro forma condensed consolidated financial information is presented to illustrate the effects of:

i)	the Merger between the Telecom Italia Group and Olivetti, the parent company and controlling shareholder of Telecom Italia;

ii)	the assumption of Olivetti’s debt together with the incurrence of an additional debt of €9 billion that will be used to finance the required withdrawal right of Olivetti shareholders (€11 million) and the voluntary partial cash tender offers extended to the Telecom Italia Group holders of Shares and Savings Shares for the residual amount, of the additional debt, assuming the tender offers are fully subscribed. The actual level of the additional debt will depend on the final results of the partial cash tender offers; and

iii)	the proposed spin-off and announced sale of New SEAT;

on the historical operating results and financial position of the Telecom Italia Group for the year ended December 31, 2002 and at December 31, 2002.

Olivetti, as the surviving company in the Merger, will account for the proposed Merger using the purchase method of accounting, under which tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their respective fair values. The unaudited pro forma condensed consolidated statement of operations includes such adjustments as are necessary to give effect to events directly attributable to the Merger, which are expected to have a continuing impact and are factually supportable. The pro forma allocations of the purchase price in the Merger have been reflected between identifiable intangible assets and goodwill applying the ratio deriving from the allocation that had been made in connection with the acquisition of the controlling interest in Telecom Italia by Olivetti in 1999. The purchase price allocation is subject to a complete fair value assessment and has therefore not been finalized due to the recent approval of the Merger transaction. Differences between the amounts included herein and the final allocations could be material.

The unaudited pro forma condensed consolidated financial information is presented in accordance with U.S. GAAP and includes the following:

•	The financial statements of Olivetti, with Telecom Italian consolidated, on a U.S. GAAP basis.

•	The proposed spin-off of New SEAT. The pro forma gives effect to the deconsolidation of the revenues, expenses, assets and liabilities of the spun-off entity and to the gross proceeds of approximately €3 billion to the Group deriving from the abovementioned sale. The gross proceeds include amounts attributable to the disposal of the New SEAT ordinary shares to be acquired by Telecom Italia through the expected early exercise of the SEAT put option.

•	The effect of borrowing up to €9 billion in additional debt to finance the withdrawal rights of the Olivetti shareholders and the voluntary partial cash tender offers by Olivetti for the Shares and the Savings Shares. For purposes of these pro-formas we have assumed that the tender offers are fully subscribed and the full amount is borrowed. The actual borrowed amount will depend, as described above, on the result of such tender offers. The newly merged company will assume this debt.

•	The estimated effect of the proposed partial cash tender offers for the Shares and the Savings Shares. The effects of the tender offers have been estimated based on the assumption that the maximum number of Shares and Savings Shares are tendered to Olivetti in the respective offers. The tender offer price for each of the Share offer and the Savings Share offer has been fixed based on the weighted average, plus a premium of 20%, of the official stock exchange prices of the Telecom Italia Shares and Savings Shares from March 12, 2003 to May 26, 2003, the day of the second call of Olivetti’s extraordinary shareholders’ meeting. This price has recently been fixed at €8.01 per Share and €4.82 per Savings Share. The tender offers are being made for 17.3% of each class, which represents approximately 908.9 million Shares and 354.6 million Savings Shares. The funding for the buy-back will come from the €9 billion discussed above.

•	The estimated impact of the Merger based on the agreed “natural” exchange ratio of 7 Olivetti Shares for each Telecom Italia Share and 7 Olivetti Savings Shares for each Telecom Italia Savings Share still held by third parties after the tender offer has been completed. Based on the estimates of Olivetti management, after taking into account the expected usage of the €9 billion borrowing for the Olivetti withdrawal right and the partial cash tender offers to holders of Telecom Italia Shares and Savings Shares, approximately 10,193 million Shares and 11,510 million Savings Shares will be held by third parties as a result of the Merger. The accompanying pro forma presentation uses the market share price of Olivetti’s stock as of two days before and two days after the announcement of the transaction on March 12, 2002 as the basis to estimate the fair value of the exchange offer for the Shares. Since Olivetti at the time of the announcement did not have savings shares, in order to estimate the fair value of the exchange with respect to the Savings Shares, the market share price of Savings Shares as of two days before and two days after the announcement of the transaction on March 12, 2002 has been used as the basis to estimate the fair value of the exchange offer for the Savings Shares.

•	The effects of the conversion of the Olivetti 1.5% 2001 – 2004 and Olivetti 1.5% 2001 – 2010 convertible bonds that had been converted for a total amount of €7 million by April 15, 2003, the last date for the conversion of Olivetti convertible bonds under the terms governing the issues.

•	The Telecom Italia dividend distribution to minority interest of approximately €794 million, approved at the shareholders’ meeting called to approve the Merger plan.

•	As regards the financing of the withdrawals by Olivetti shareholders and, for the remaining availability of the line of credit, for the purchase of Shares and Savings Shares in the tender offers, the €9 billion granted for that purpose and the related cost included in the pro forma statement of operations at an interest rate of 4.1%, with consideration given to the three tranches in which it will be disbursed.

•	The financing costs incurred in obtaining the line of credit to pay for the Olivetti withdrawals right and the purchase of Shares and Savings Shares in the voluntary partial cash tender offers of €90 million. This amount has been capitalized and amortized over the life of the debt, which is two years.

•	The costs that will be incurred in 2003 in connection with the successful outcome of the Merger for advisory services, legal opinions, valuations, etc., estimated to amount at most to €110 million have been included in the purchase price and short-term borrowings.

•	The reversal of the tax effect of €2,400 million of the write-down of the investment in Telecom Italia included in Olivetti’s statement of operations, since it was made only for tax purposes and in view of the fact that the write-down would not have been made on the assumption that the Merger was effective from January 1, 2002 and the tax effects of the pro forma adjustments reported in the statement of operations.

•	The elimination of the minority interest on the US GAAP result for the year 2002 of Telecom Italia consolidated by Olivetti.

The pro forma presentation indicates that the total additional goodwill from the Merger is approximately €17.3 billion. New Telecom Italia will adopt the requirements of SFAS 142 for goodwill and other indefinite lived intangibles. Therefore, no amortization has been reflected in the accompanying pro formas for the amount of the purchase price preliminarily allocated to goodwill and to intangibles with indefinite life.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and, because of its nature, is not necessarily indicative of the results of operations and the financial position of the Telecom Italia Group or New Telecom Italia had the Merger in fact occurred on those dates nor of the results of operations or the financial position of the Telecom Italia Group or New Telecom Italia for any future period.

U.S. GAAP Unaudited Pro Forma Condensed Consolidated Statement Of Operations For The Year Ended December 31, 2002

		Pro-forma
			Adjustments
	Telecom Italia U.S. GAAP consolidated historical Year Ended December 31, 2002 (for comparative purposes only) (1)	Olivetti U.S. GAAP consolidated with Telecom Italia Year Ended December 31, 2002 (2)	Disposal of New SEAT (3)		Effect of additional borrowing (4)	Effect of Merger (5)	New Telecom Italia U.S. GAAP Pro forma Year Ended December 31, 2002 (2+3+4+5)
	(Millions of Euro, except per share and per ADS amounts)		Net assets disposed of (*)	Cash received and early exercise of put option			(Millions of Euro, except per share and per ADS amounts)
	(millions of Euro)
Total revenues	30,830	31,864	(1,379)				30,485

Cost of materials	(1,776)	(2,312)	96				(2,216)
Personnel costs	(4,570)	(4,771)	285				(4,486)
Depreciation and amortization	(5,147)	(5,731)	471			(291)	(5,551)
Impairments of goodwill	(3,444)	(3,444)	3,257				(187)
Other operating expenses, net	(11,043)	(11,321)	484				(10,837)

Total operating expenses	(25,980)	(27,579)	4,593			(291)	(23,277)

Operating income / (loss)	4,850	4,285	3,214			(291)	7,208

Financial income and (expense), net	(2,296)	(2,813)	58	135	(369)	(74)	(3,063)
Other income (expense), net	(1,197)	(1,572)	(6)				(1,578)

Income (loss) before income taxes	1,357	(100)	3,266	135	(369)	(365)	2,567
Income tax benefit (expense)	98	3,176	(122)			(2,136)	918
Minority interest	(627)	(1,120)	(13)			505	(628)

Net income (loss)	828	1,956	3,131	135	(369)	(1,996)	2,857

Net income per Share—Basic	(6) 0.1103	(7) 0.2266	—	—	—	—	(8) 0.0919
Net income per Share—Diluted	(6) 0.1103	(7) 0.2266	—	—	—	—	(8) 0.0919
Net income per Share ADS—Basic	(6) 1.1031	—	—	—	—	—	(8) 0.9199
Net income per Share ADS—Diluted	(6) 1.1031	—	—	—	—	—	(8) 0.9199

(*)	After elimination of infra group transactions.

U.S. GAAP Unaudited Pro Forma Condensed Consolidated Balance Sheet As of December 31, 2002

		Pro-forma
			Adjustments
	Telecom Italia U.S. GAAP consolidated historical As of December 31, 2002 (for comparative purposes only) (1)	Olivetti U.S. GAAP consolidated with Telecom Italia As of December 31, 2002 (2)	Disposal of New SEAT (3)		Effect of additional borrowing (4)	Effect of Merger (5)	New Telecom Italia U.S. GAAP Pro forma As of December 31, 2002 (2+3+4+5)
			Net assets disposed of (*)	Cash received and early exercise of put option
	(millions of Euro)
Assets:
Current assets	15,331	21,599	(756)	(153)			20,690
Fixed assets, net	21,277	21,503	(54)				21,449
Goodwill relating to Telecom Italia	—	24,106				17,346	41,452
Other intangible assets	18,384	17,064	(4,237)			2,012	14,839
Other long-term assets	5,830	8,639	(35)	(139)	8,989	(8,899)	8,555

Total assets	60,822	92,911	(5,082)	(292)	8,989	10,459	106,985

Liabilities and stockholders’ equity:
Current liabilities	17,773	18,599	(650)	(882)		988	18,055
Long-term debt	20,069	38,375	(433)	(2,417)	9,000		44,525
Reserves and other liabilities	8,287	11,340	(817)			770	11,293

Total liabilities	46,129	68,314	(1,900)	(3,299)	9,000	1,758	73,873
Minority interest	5,478	9,373	(3)			(6,367)	3,003
Stockholders’ equity	9,215	15,224	(3,179)	3,007	(11)	15,068	30,109

Total liabilities and stockholders’ equity	60,822	92,911	(5,082)	(292)	8,989	10,459	106,985

(*)	After elimination of infra group transactions. The amount reported in the line Stockholders’ Equity relates to the percentage of ownership of Telecom Italia in New SEAT.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

Under U.S. GAAP, the combination of Telecom Italia and Olivetti will be accounted for under the purchase method of accounting for business combinations, with Olivetti treated as the acquiror. The total purchase consideration has been estimated based on several assumptions, including the estimated number of Shares and Savings Shares to be acquired by Olivetti from Telecom Italia shareholders in the respective tender offers and cancelled prior to the Merger becoming effective.

The preliminary announcement of the proposed merger of the two companies was made on March 12, 2003. On April 15, 2003 each of the Telecom Italia Board and the Olivetti Board approved the Merger and set the exchange ratio for the Merger. The terms of the agreement, including the “natural” exchange ratio of 7 Olivetti Shares for each Telecom Italia Share and 7 Olivetti Savings Shares for each Telecom Italia Savings Share were approved at the ordinary and extraordinary shareholders meeting of May 24, 2003 for Telecom Italia and May 26, 2003 for Olivetti. The Merger is expected to be completed in the first half of August 2003. Due to the fact that the Merger has not been completed yet, management has not had sufficient time to finalize its analysis of the purchase price allocation as of the date of the document. Therefore, the estimated consideration to be paid over the carrying value of Telecom Italia has been preliminarily reflected between identifiable intangible assets and goodwill as reported above in the accompanying pro formas. New Telecom Italia will use SFAS 142 in accounting for intangible assets with indefinite life and goodwill in the future, therefore no amounts have been amortized in the accompanying pro forma statement of operations for such assets and the amortization reported in the accompanying pro forma statement of operations relates only to intangible assets with lives between three to five years.

The accompanying pro formas are presented in the following manner:

1.	The consolidated Telecom Italia statement of operations for the year ended December 31, 2002 and balance sheet dated as of December 31, 2002 have been derived from the Telecom Italia U.S. GAAP consolidated financial statements included elsewhere herein, which have been audited by Reconta Ernst & Young after taking into account the significant differences between Italian and U.S. GAAP. These condensed consolidated statements are presented for comparative purposes only.

2.	The consolidated Olivetti statement of operations for the year ended December 31, 2002 and balance sheet dated as of December 31, 2002 have been provided to Telecom Italia by its controlling shareholder, Olivetti; Telecom Italia has not participated in the preparation of the Olivetti financial statements. Such statement of operations and balance sheet data have been derived from the Olivetti U.S. GAAP consolidated financial statements, which have been audited by Reconta Ernst & Young after taking into account the significant differences between Italian and U.S. GAAP. The financial statements of Olivetti include the consolidation of Telecom Italia on a U.S. GAAP basis.

3.	The adjustments in these columns are to give effect to the proposed spin-off from SEAT, the controlled Internet and Media subsidiary of Telecom Italia, of New SEAT and to the gross proceeds of approximately €3 billion from the sale of New SEAT based on the announcement of June 11, 2003 which, as described above, takes also into account the additional disposal of the New SEAT ordinary shares arising from the expected early exercise of the SEAT put option. These adjustments are derived from the carve-out U.S. GAAP financial statements of the affected SEAT businesses. The disposal of these businesses is occurring in two phases.

•	Phase one is a spin-off to the existing shareholders, including Telecom Italia, of shares in the New SEAT. This entity will be listed on the Italian stock exchange.

•	The second step is for Telecom Italia to sell the shares it will hold in New SEAT including, as described above, those arising from the expected early exercise of the SEAT put option. Pursuant to requirements of Italian Law, the purchasers of the New SEAT shares from Telecom Italia will be required to make the same offer to the remaining New SEAT shareholders.

These adjustments also include the pro forma effect of the fair value of the SEAT put option, expected to be exercised early, as of December 31, 2002 net of the previously deferred premium, for a total of €76 million, net of tax. Also included in equity is the preliminarily estimated loss on the closing of the New SEAT sale, estimated at approximately €96 million, net of tax.

4.	The effects in this column include the additional borrowing of €9 billion in order to finance the Olivetti withdrawal right and to finance the partial cash tender offers for Shares and Savings Shares that will be made based on the average market price, plus a premium of 20%, of €8.01 per Share and €4.82 per Savings Share. As indicated, the full amount will be borrowed if the tender offers for the Shares and Savings Shares are fully subscribed. To the extent that Olivetti acquires fewer Shares and/or Savings Shares in the tender offers it will borrow less under its term loan facility. For each €100 million less borrowed, interest expense would be reduced by approximately €4.1 million.

5.	The information included in this column has been provided to Telecom Italia by Olivetti. Telecom Italia has not participated in the preparation of the financial information relating to the purchase price allocation. This column gives effect to the estimated value of the completion of the Merger. Under U.S. GAAP, the average of the stock price for five days, two days before and two days after the announcement, are to be used to fair value the Olivetti shares exchanged. The average price of the Olivetti shares according to this approach was €0.8884.

The purchase price for the Merger is expected to be €24,051 million plus direct acquisition costs of €110 million. These amounts are included in the adjustments in column five. The total purchase price has been derived and allocated as follows:

(in millions of Euro)
Cash to be paid to existing Telecom Italia shareholders (a)	8,989
Value of Olivetti shares to be exchanged (a)	15,062
Direct acquisition costs	110

Total purchase price to be allocated	24,161

Carrying value of Telecom Italia on a U.S. GAAP basis	(5,573)
Preliminary allocation to identifiable intangibles on a proportional basis with the allocation that had been made at June 30, 1999	(2,012)
Related deferred taxes	770

Preliminary goodwill	17,346

(a) Assumes	tender offers are fully subscribed. If the tender offers are less than fully subcribed Olivetti will issue more shares in the Merger, which could result in a decrease on the amount of goodwill recorded for the Merger transaction.

The preliminary purchase price has been allocated on a preliminary basis to identifiable intangible assets and to goodwill. After the transaction has been completed New Telecom Italia will perform a purchase price allocation that will allocate the final purchase price to the fair value of the assets and liabilities assumed. The actual amount of that allocation, and the resulting goodwill, could differ materially from the preliminary goodwill estimated above.

6.	Net income per Share has been calculated using the two-class method since Telecom Italia has both Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standard 128, Earnings Per Share, Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential Shares and is adjusted for any changes to income that would result from the assumed conversion of those potential Shares. For the purpose of these calculations, the weighted average number of Shares and Savings Shares was 7,297,953,685 for the year ended December 31, 2002. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on Shares. In 2002, net income per Savings Share— Basic was €0.1213 and net income per Savings Share ADS—Basic was €1.2131.

7.	Net income per Share for Olivetti, which currently does not have a class of Savings Shares outstanding prior to the Merger, has been computed by dividing income available to shareholders by the weighted average number of Shares outstanding, and diluted earnings per Share is increased to include any potential Shares and is adjusted for any changes to income that would result from the assumed conversion of those potential Shares. For the purpose of these calculations, the weighted average number of Shares was 8,630,753,657 for the year ended December 31, 2002.

8.	Pro forma net income per share has been calculated based on the estimated number of Shares and Savings Shares that will be outstanding after the termination of the tender offers for the Shares and Savings Shares and the completion of the Merger. Olivetti currently does not have a class of Savings Shares outstanding prior to the Merger. In order to effect the Merger, Olivetti will issue new Savings Shares to the existing Savings Shareholders of Telecom Italia. The calculation of earnings per share was done on the basis of the two-class method described in Note 6 above. For purposes of these calculations, the weighted average number of shares was 30,333,649,850 for the year ended December 31, 2002. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on Shares. In 2002, pro forma net income per Savings Share—Basic was €0.1030 and pro forma net income per Savings Share ADS—Basic was €1.0300.

Potential Effects on Telecom Italia of the Merger

The following is a discussion of potential effects on Telecom Italia of the Merger with Olivetti.

•

The Merger with Olivetti will add approximately €24.4 billion in additional long-term debt to the Telecom Italia consolidated balance sheet as a result of : i) €9 billion to finance the withdrawal rights of the Olivetti shareholders and the voluntary partial cash tender offers for the Telecom Italia Shares and Savings Shares and ii) approximately €18.3 billion of debt of Olivetti as a consequence of the Merger. Such additional long-term debt is partially offset by the gross cash proceeds from the announced sale of New SEAT for approximately €3 billion.

•	The businesses of New SEAT, together with the related adjusting entries at Telecom Italia consolidated level resulted in an operating loss of approximately €3,214 million, of which €3,257 million was for impairments of goodwill and €471 million was for depreciation and amortization. The disposal of these units could have a material impact on New Telecom Italia’s continuing results of operations and financial conditions in the future.

•	New Telecom Italia requires additional investment for its ongoing business, including additional capital expenditures for its fixed and mobile businesses. The additional indebtedness could impact the ability of New Telecom Italia to make these additional investments.

•	It is further expected that after the allocation of the final purchase price, there will remain a significant amount of goodwill. Prior to the Merger, Olivetti already had €24,106 million in goodwill related to the acquisition of the 55% of the Shares of Telecom Italia in 1999. This goodwill will not be amortized on a periodic basis, instead, it will be subject to an annual impairment review under U.S. GAAP. The annual impairment review is contingent upon a number of variables and estimates. Depending on the future results of the underlying reporting units involved, the fair value of the reporting units could in the future be less than their carrying value, requiring additional write-offs of goodwill.

Pro Forma Liquidity and Capital Resources

The discussion which follows is based on the pro forma balance sheet which is prepared in accordance with U.S. GAAP and the total amount of indebtedness expected to be outstanding on completion of the Merger. As there are significant differences between U.S. GAAP and Italian GAAP (under U.S. GAAP total historical long-term debt of the New Telecom Italia Group increases from €33,804 million under Italian GAAP to €38,375 million under U.S. GAAP).

The primary differences between U.S. GAAP and Italian GAAP long-term debt relates to the U.S. GAAP treatment of the SEAT Put/Call arrangements and the sale by Telecom Italia of Real Estate to IM.SER as well as the Tiglio Projects carried out by Olivetti and Telecom Italia. For a discussion of these transactions, see “Item 5. Operating and Financial Review and Prospects—Consolidated Financial Statements as of and for the Three Year Period Ended December 31, 2002—Reconciliation of Italian GAAP to U.S. GAAP—Year Ended December 31, 2002” and Note 28 (d) and (i) of Notes to the consolidated financial statements included elsewhere herein.

On a pro forma consolidated basis, under U.S. GAAP, at December 31, 2002 New Telecom Italia’s outstanding long-term debt was €44,525 million (€38,375 million at December 31, 2002 on an historical basis) and its short-term debt at December 31, 2002 was €6,126 million, including current portion of long-term debt, (€6,827 million at December 31, 2002 on an historical basis). Pro forma financial expenses, net, which include the effect of the increased debt would have totaled approximately €3,063 million in 2002 compared with €2,813 million in 2002 on an historical basis.

Pro-forma long-term debt of New Telecom Italia Group’s under U.S. GAAP includes the bank facility of €9,000 million to be entered in 2003 and utilized to fund the withdrawal rights of the Olivetti shareholders and the voluntary partial cash tender offers for a portion of the Telecom Italia Shares and Savings Shares. If the total amount of the facility is used for the aforementioned reasons, the expected repayment terms are for €3,600 million in 2004 and for €5,400 million in 2005. In addition, pro-forma long-term debt is presented net of the gross proceeds from the announced sale of New SEAT of €3,033 million, of the lower amount of €266 million to be paid for the expected early exercise of the SEAT Put/Call arrangements originally recorded for €2,417 million and net of long-term debt of the New SEAT of €433 million. Finally pro-forma long-term debt is presented net of the conversion of convertible bonds by Olivetti for €7 million.

The New Telecom Italia Group’s short-term debt due to banks, including the current portion of long-term debt to banks, was €4,115 million on an U.S. GAAP pro forma basis (€3,926 million at December 31, 2002 on an historical basis). The increase is due to the pro forma short-term debt for the payment of dividends to third parties of €794 million, the direct costs associated with the Merger of €110 million, net of short-term borrowings of New SEAT of €15 million and current portion of long-term debt of New SEAT of €700 million. As of December 31, 2002 the amount of unutilized short-term bank facilities on a pro forma basis was €9,081 million. Approximately 69% of these facilities were denominated in Euro and had varying interest rates. In addition, at December 31, 2002, the New Telecom Italia Group had pro forma cash and marketable securities in excess of €5,585 million.

The following table aggregates New Telecom Italia Group’s U.S. GAAP pro forma contractual obligations and commitments with expected repayment terms in the future. The pro forma amounts payable as of December 31, 2002 are reported below.

	Year ended December 31,
	2003	2004	2005	2006	2007	After 2007	Total
	(millions of Euros)
Historical long-term debt (including current portion)	3,059	7,709	6,131	6,406	3,583	14,397	41,285
Finance lease	391	32	19	16	16	66	540

	3,450	7,741	6,150	6,422	3,599	14,463	41,825
Pro-forma disposal of New SEAT	(700)	—	(303)	—	—	(130)	(1,133)
Pro-forma long-term bank facility for the Merger (withdrawals and voluntary cash tender offers)	—	3,600	5,400	—	—	—	9,000
Pro-forma proceeds from sale of Directory business of SEAT	(3,033)	—	—	—	—	—	(3,033)
Pro-forma early exercise of the SEAT Put/Call arrangements	2,151	—	(2,417)	—	—	—	(266)
Pro-forma conversion of bonds	(7)	—	—	—	—	—	(7)

Pro forma long-term debt (including current portion)	1,861	11,341	8,830	6,422	3,599	14,333	46,386
Operating lease	29	14	8	7	6	5	69

Total	1,890	11,355	8,838	6,429	3,605	14,338	46,455

The table above does not include pro forma short-term financial debt of €4,265 million (excluding current portion of long-term debt) outstanding at December 31, 2002.

As of December 31, 2002 on a U.S. GAAP pro forma basis approximately 95% of New Telecom Italia Group’s long-term debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Chilean Peso. At December 31, 2002 approximately 19% of the long-term debt is carried a floating rate.

Pro-forma U.S. GAAP long-term debt of €1,861 million, €30,192 million and €14,333 million is scheduled to become due for repayment during 2003, in the years 2004-2007 and beyond 2007, respectively.

Long-term debt includes medium term notes issued by Olivetti and its subsidiaries for a total amount of €13,780 million. For each note issued, the original rate and any credit protection step-ups are reported below.

•	Olivetti International N.V. - €700 million

- Note (1998-2003) with a fixed annual 5.875% coupon + 0.15% step-up maturing in May 2003;

•	Olivetti International N.V. - €1,500 million

- Note (1999-2009) with a fixed annual 5% coupon + 0.15% step-up maturing in February 2009;

•	Olivetti International N.V. - Swiss francs 100 million equivalent to €69 million

- Swiss franc bond (1986-2046) with a fixed annual 5.625% coupon maturing in June 2046;

•	Olivetti Finance N.V. (originally Olivetti International Finance N.V.) - €4,200 million

- Note (1999-2004) with a fixed annual 5 3/8% coupon + 0.45% step-up maturing in July 2004;

•	Olivetti Finance N.V. - €200 million

- Note (2002-2005) with a floating rate coupon of 1.45% over the EONIA maturing in February 2005;

•	Olivetti Finance N.V. - €500 million

- Note (2002-2005) with a floating rate coupon linked to quarterly EURIBOR + 130 basis points. Bondholders may extend maturity for subsequent periods of 21 months up to an overall maximum term of 10 years;

•	Olivetti Finance N.V. - €1,100 million

- Note (2002-2006) with a floating rate quarterly coupon + 1.25% spread maturing in January 2006;

•	Olivetti Finance N.V. - €1,750 million

- Note (2002-2007) with a fixed annual 6.5% coupon maturing in April 2007;

•	Olivetti Finance N.V. (originally Olivetti International Finance N.V.) - €2,350 million

- Note (1999-2009) with a fixed annual 6 1/8% coupon + 0.45% step-up maturing in July 2009;

•	Olivetti Finance N.V. - €1,000 million

- Note (2002-2012) with a fixed annual 7.25% coupon maturing in April 2012;

•	Olivetti Finance N.V. - 20 billion yen equivalent to €161 million

- Note (2002-2032) with a fixed six-monthly 3.55% coupon maturing in May 2032 (callable by the issuer annually as from the tenth year); and

•	Olivetti Finance N.V. - €250 million

- Note (2002-2032) with a fixed annual 7.77% coupon maturing in August 2032.

All the above Olivetti Finance N.V. notes were issued under the Euro Medium Term Note Program (EMTN) which was launched in July 1999. In particular, the Boards of Directors of Olivetti and its financial subsidiaries Olivetti Finance N.V. and Olivetti International Finance N.V. approved in May 2002 a review of the Program, including the increase of the overall amount from €10 billion to €15 billion.

Long-term debt also includes convertible bonds issued by Olivetti and its subsidiaries for a total amount of €5,437 million, detailed as follows:

•	Olivetti Finance N.V.: 2000-2005 bond for €765 million exchangeable for Telecom Italia ordinary shares, with a fixed annual 1% coupon and redemption premium of 113.41% of the issue price (approximately €15.22 per bond) maturing in November 2005. Accordingly the loan determines an aggregate payable of €868 million. The yield on maturity is 3.5% per annum;

•	Olivetti S.p.A.: 2001-2004 bond for €1,267 million convertible into Olivetti S.p.A. shares, with a fixed annual 1.5% coupon and redemption premium of 105.07759% of the issue price (€2.6 per bond) maturing in January 2004. Accordingly the loan determines an aggregate payable of €1,331 million. The yield on maturity is 3.25% per annum;

•	Olivetti Finance N.V.: 2002-2004 zero-coupon bond for €385 million maturing in March 2004. The loan is convertible into Telecom Italia Shares; and

•	Olivetti S.p.A.: 2001-2010 bond for €2,410 million convertible into Olivetti S.p.A. shares, with a fixed annual 1.5% coupon and redemption premium of 118.37825% of the issue price (1.0 euros per bond) maturing in January 2010. Accordingly the loan determines an aggregate payable of €2,853 million. The yield on maturity is 3.5% per annum.

In addition long-term debt includes notes issued by Telecom Italia in order to reduce its dependence on short-term debt, extend the average life of its financial indebtedness and expand its investor base. For these purposes Telecom Italia established a U.S.$10 billion global medium term note program (the “Global Note Program”) at the end of 2000; on December 18, 2001 the Board of Directors approved the increase of the above mentioned Global Note Program up to U.S.$12 billion. Since January, 2001 the Telecom Italia Group has issued an aggregate principal amount of €12.5 billion in long-term debt in the capital markets under its Global Note Program, the net proceeds of which have been used to repay short-term indebtedness. The debt issued consisted of:

•	€2.5 billion of 1% exchangeable notes due 2006 (on September, 2002 the notes decreased by €536 million, becoming €1,964 million, due to the buy-back of the notes by Sogerim, merged in 2002 into Telecom Italia Finance, and their subsequent cancellation);

•	€3.0 billion of 6.125% fixed rate notes due 2006;

•	€1.0 billion of floating rate notes due 2004;

•	€2.0 billion of 7% fixed rate notes due 2011;

•	€1.5 billion of floating rate notes due 2005;

•	€1.25 billion of 5.625% notes due 2007; and

•	€1.25 billion of 6.25% notes due 2012.

In connection with the Merger, Olivetti mandated a group of “Mandated Lead Arrangers” to arrange and underwrite a €15.5 billion senior credit facilities (the “Facilities”). The Facilities, which have been subsequently fully syndicated, consist of:

•	a €9.0 billion senior term loan (the “Term Loan Facility”) to fund both the cash out payment to dissenting Olivetti shareholders and the cash consideration payable upon completion of Olivetti’s voluntary partial cash tender offers for Telecom Italia Shares and Savings Shares, and

•	a €6.5 billion senior revolving credit facility (the “Revolving Credit Facility”) which will provide for working capital and general corporate purposes for Telecom Italia and, following the Merger, for the new merged entity, and the refinancing of Telecom Italia’s existing €7.5 billion facility.

The drawn cost will be subject to a ratings grid; the repayment and cancellation of the Term Loan Facility will lead to a progressive reduction in the drawn cost.

Details of the facilities are as follows:

Term Loan Facility

On April 24, 2003, Olivetti entered into the €9 billion Term Loan Facility with Banca Intesa S.p.A., Barclays Capital, BNP Paribas, HSBC Bank plc, J.P.Morgan plc, The Royal Bank of Scotland plc, Unicredit Banca Mobiliare S.p.A. (as mandated lead arrangers), and J.P.Morgan Europe Limited (as agent).

Pursuant to the Term Loan Facility, up to €9 billion are available to finance:

(i)	The cash-out payment to Olivetti shareholders who have exercised their withdrawal right; and, for the amounts not used to finance the cash-out payment,

(ii)	The partial voluntary cash tender offers made by Olivetti for a portion of the Shares and the Savings Shares.

The Term Loan Facility is divided into three tranches. Under the terms and conditions of the Term Loan Facility the borrower may only use funds for the purposes described above.

Advances under the Term Loan Facility will bear interest at EURIBOR plus a margin that will depend on the long term credit rating assigned by Standard & Poor’s or Moody’s, or both, to New Telecom Italia’s debt. The margin will also vary depending on which tranche the borrower utilizes. The agreement includes customary representations and warranties, and may only be drawn if the Merger becomes effective.

Revolving Facility

On April 24, 2003, Olivetti received a binding offer from Banca Intesa S.p.A., Barclays Capital, BNP Paribas, HSBC Bank plc, J.P.Morgan plc, The Royal Bank of Scotland plc, Unicredit Banca Mobiliare S.p.A. (as mandated lead arrangers), and J.P.Morgan Europe Limited (as agent) to enter into the €6.5 billion multicurrency Revolving Credit Facility with:

•	New Telecom Italia (i.e. the company resulting from the Olivetti/Telecom Italia merger) and Telecom Italia Finance Société Anonyme (with the guarantee of Telecom Italia) if the Merger is effective prior to August 8, 2003; or

•	Telecom Italia and Telecom Italia Finance Société Anonyme (with the guarantee of Telecom Italia) if the Merger is not effective prior to August 8, 2003.

The Revolving Credit Facility is divided into two tranches aggregating €6.5 billion. Under the terms and conditions of the Revolving Credit Facility the borrower or borrowers (as defined therein) may use funds available for the short-term financial requirements of the New Telecom Italia Group, including repayments of commercial paper issued by any member of the New Telecom Italia Group, to refinance existing debt and for the general corporate purposes of the New Telecom Italia Group.

Advances made under the Revolving Credit Facility will bear interest at EURIBOR or LIBOR, as applicable, plus a margin that will depend on the long-term credit rating assigned by Standard & Poor’s or Moody’s or both, to the debt of New Telecom Italia. The margin will also vary depending on which tranche the borrower utilizes. The agreements include customary representations and warranties, including customary conditions to the utilization of the Revolving Credit Facility.

A summary of the maturities of the Facilities is reported below.

Facility	Amount € million	Tenor	Term out
Term Loan Facility
Tranche A	€3,600	364 days	6 months
Tranche B	€3,600	18 months[1]	6 months
Tranche C	€1,800	2 years	12 months
Revolving Credit Facility
Tranche D	€4,500	364 days	12 months
Tranche E	€2,000	3 years	None

1	Less one day

On a pro forma basis, New Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial indebtedness to total stockholders’ equity (including Minority interest), was 135% under U.S. GAAP as of December 31, 2002 compared with 156% on an historical basis,

Management believes that the potential increase of debt of the merged entity can be serviced by the sale of non-core assets and the cash flow generated from continuing operations.

LEGAL PROCEEDINGS

General

Telecom Italia Group companies are involved in a number of legal proceedings in the ordinary course of their business; most legal proceedings are related to credit collection of unpaid customers bills. In addition, proceedings involving alleged abuses of market–dominating positions against Telecom Italia and other antitrust proceedings are pending before Italian competition and regulatory authority. Other than as described herein, neither the Company nor any of its subsidiaries is a party to any proceedings and no such proceedings are known by the Company to be contemplated by governmental authorities or third–parties, which, if adversely determined, could have a material adverse effect on the Telecom Italia Group’s consolidated financial position or results of operations.

Antitrust Authority Investigation

On June 13, 2003, the Italian Antitrust Authority opened an investigation against Telecom Italia claiming that Telecom Italia abused its dominant position in relation to certain commercial practices relating to the wholesale and private market segments.

Fine on the Statutory Auditors

On February 4, 2003 the Ministry of Economy and Finance levied, through a decree a fine on the members of the Board of Statutory Auditors of the Company in office from June 1997 to June 2000 and to those at that time in office, with an injunction against the Company for paying the fine with the obligation of recourse against the same persons.

The event originated with the notice presented by Consob on August 21, 2001 to the Board of Statutory Auditors over three violations of art. 149, paragraph 3, of TUF relating to conflict of intent disclosure obligations.

Specifically, two violations, both of the same nature, regard the transaction for the purchase of TIM shares (March and April 2000) and the Telegate transaction (May 4, 2000) relative to which—according to Consob – the Managing Director pro tempore at that time Mr. Colaninno did not fulfil the disclosure requirements within the allotted time under art. 150, TUF. The failure to disclose the information under art. 150 within the three months established by the provision—according to Consob—falls under the irregularities which the Board of Statutory Auditors is obliged to communicate to Consob pursuant to art. 149, paragraph 3, TUF. This communication—according to Consob—should have been reported without delay, as soon as the Statutory Auditors became aware of the late disclosure of the information. These transactions were disclosed by the Board of Statutory Auditors in a memorandum read on June 12, 2001 during the Shareholders’ Meeting called to approve the 2000 financial statements. The third alleged violation regards the late notification to the Board of Directors and the Board of Statutory Auditors, on the part of the Managing Directors pro tempore and a director, of the existence of a potential conflict of interest in the transaction regarding the merger of Seat-Tin.it. According to Consob, the Statutory Auditors should have informed Consob without delay about this late notification.

These above-cited formal notices were opposed by the interested Statutory Auditors of Telecom Italia, on the basis of an interpretation of the provision different from that of Consob, and the same Statutory Auditors unanimously agreed not to take recourse in the possibility of paying the sanction, but filed counter-actions. The proceedings continued from October 2001 without any further notices to the persons concerned, until the imposition of the sanctions described above. The notice of sanction nevertheless states that there was no malicious intent.

All the members of the Board of Statutory Auditors concerned and Telecom Italia itself have contested the action before the Milan Court of Appeals. On June 4, 2003, the Milan Court of Appeals ruled in favour of the Board of Statutory Auditors and Telecom Italia’s motion and declared null and void the Ministry of Economy and Finance’s decree dated February 4, 2003.

Social Security Charges

With regard to Telecom Italia’s obligation required by Law No. 58/1992 to guarantee a uniform insurance status under the Telephone Workers’ Social Security Fund—FPT (part of the general “Employees Pension Fund” beginning January 1, 2000) to all employees in service in the Telecom Italia Group’s telephone companies (Stet, Sip, Italcable and Telespazio) as of February 20, 1992, as well as those who moved from the Public Administration to Iritel, Article 66, paragraph 1 of Law 331/1993 and converted into Law No. 427/1993 specifies that the sums due to the Fund should be recorded in the financial statements and are tax deductible in the years in which the fifteen equal annual deferred installments are paid to discharge this obligation.

At the present time, the amount of the liability, which will be determined by the National Social Security Institute (Istituto Nazionale della Previdenza Sociale—INPS), can be estimated only roughly, due to problems relating to the interpretation and application of the social security legislation and to the lack of certain data which only the social security institutions currently possess (at December 31, 2002, INPS had notified the Company of around 97% of the positions, the uniform insurance status of which gives rise to expenses for Telecom Italia).

Nevertheless, the financial statements as of December 31, 2002 include €595 million of residual payables to INPS relating to the estimate made for the employees of the former State Company for Telephone Services (ASST) by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to Iritel, and recorded by the latter company in its financial statements at December 31, 1993. As a result, these charges will have no impact on the results of future years, since they were already included in the aforementioned calculation.

A dispute concerning the application and interpretation of this law arose with INPS regarding, firstly, the effective date for the computation of the accrued interest due under Law No. 58/1992, in view of the fact that the liability is paid in installments. Telecom Italia maintains that interest should accrue from the time INPS notifies it of the actual amount of the liability, while INPS claims that the computation should be made as from February 20, 1992 or from the date of the transfer to Iritel, thus giving rise to pre–amortization interest. The second issue is the exclusion from the estimates under Law No. 58/1992 of all employees (except for employees of the former Iritel) who had filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, unless that application had not been processed by INPS. The position of the Company is that the criteria set forth in Law No. 29/1979—and, therefore, payment of the respective obligations—apply to these employees.

At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals, with recourse to the Court of Appeals being waived for a final determination of the correct interpretation of the law in question.

While the proceedings are pending, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company’s interpretation.

As stated later in the report, the dispute concerning pre–amortization interest was settled in the first half of the year 2002.

Having said that, a reasonable estimate of the principal amount of the liability attributable to Telecom Italia (excluding, as mentioned earlier, the part relating to the former Iritel employees) could vary between €964 million and €1,289 million (€409 million of which has already been paid), depending on conflicting interpretations and taking into account all personnel involved.

In either case, the impact of the charge should definitely be compatible with the income of future years, since, as allowed under Article 5, paragraph 3 of Law No. 58/1992, the payments requested by INPS will be made in fifteen equal annual deferred installments (including annual interest of 5%), starting when INPS formally submits its requests.

The remaining liability for obligations under Law No. 58/1992, to be paid in fifteen annual installments on the basis of the formal requests made by INPS up to December 31, 2002 and the interpretation of said requests, amounts to €1,227 million, divided as follows:

•	€859 million for the principal amount (except for the portion attributable to former Iritel employees);

•	€368 million in accrued interest.

The employee benefit obligations to guarantee uniform insurance status recorded in the consolidated statement of income for the year 2002 (under “extraordinary expense”) amount to €155 million inclusive of accrued and pre–amortization interest.

Pre–amortization interest (including that relating to the employees of the former Iritel), subsequent to the agreement between INPS and Telecom Italia, was paid by the latter—with reservation—in fifteen equal annual deferred installments, including interest at an annual rate of 5%, up to the end of 1999, for a total amount of €110 million, net of equalization interest and certain refunds made by INPS. As previously mentioned, Telecom Italia won the case under the ruling issued by the Court of Cassation No. 3398/2002, in keeping with the previous ruling No. 4242/2000 (as a result of which, from June 2000, the payment of the aforementioned interest and accrued interest was suspended). Consequently, Telecom Italia has a credit of €131 million (inclusive of an additional amount at the conventional annual rate of 5%) that was completely offset against the payment of the regular expense installments.

During 2002, Telecom Italia paid INPS the above–mentioned expenses also on behalf of other Telecom Italia Group companies—mainly TIM and TI Lab—for those employees transferred and covered by the obligation of a uniform insurance status under Law No. 58/1992, recovering the amounts paid from these same companies. The recovery is recorded in the statement of income under “extraordinary income” and amounts to €2 million.

Galactica Dispute

At the end of May 2001 a dispute arose between Telecom Italia and the Internet Service Provider Galactica S.p.A. (currently in liquidation under the name Servinternet S.p.a.) for wrongful termination by Telecom Italia of an agreement concerning the testing of an Internet flat-rate access service. Galactica sued Telecom Italia for the alleged illegality of withdrawal, claiming damages and challenging Telecom Italia not to interrupt the distribution of the service. In February 2002, in a separate claim, Galactica claimed further damages caused by the alleged unfair competition practices of Telecom Italia. In May 2002 the competent Italia court combined the two cases. On October 16, 2002, Servinternet presented another claim against Telecom Italia. This case has also been combined with the other two cases pending before the same court. In addition, the proceedings brought before the National Regulatory Authority concluded with no agreement having been reached.

Disputes Concerning Shareholders’ Resolutions

The disputes arising from the resolution with which the Shareholders’ Meeting on January 14, 2000 authorized the buy-back of Savings Shares through a tender offer and subsequent acquisitions on the stock market, concluded on January 10, 2001, are still pending at the first degree court.

In particular, certain shareholders filed a claim for damages against Olivetti, the Company, as well as the Chairman and Deputy Chairman pro tempore of the Company, for a total of €18.9 million. The claim is based on the alleged non-fulfillment of the commitments contained in the offering document relating to the takeover and exchange bid by Olivetti and Tecnost for Telecom Italia in 1999, and also for the resolutions passed by the shareholders’ meeting of January 14, 2000, especially in relation to the mandate to purchase Treasury Savings Shares on the open market, as set forth by applicable laws, subsequent to the end of the period of the offer.

The dispute with the Shareholder who pleaded that the proposal put to the shareholders’ meeting had been changed from the one deposited prior to the shareholders’ meeting, was rejected in its entirety by the Tribunal.

Inquiry by the Attorney General’s office of Turin

Telekom Srbija

In the first quarter of 2001 Italian newspaper reports alleged that improper payments were made in connection with the Company investment in Telekom Srbija. On June 9, 1997, Telecom Italia and OTE, the Greek telecommunications company, entered into a stock purchase agreement with Serbian PTT, at that time the sole shareholder of Telekom Srbija, as part of the privatization of the Serbian telecommunications sector. At that time Telecom Italia was controlled by the Italian government. Under the terms of the contract, Telecom Italia acquired a 29% interest in Telekom Srbija for approximately €457 million and OTE acquired a 20% interest for approximately €345 million.

In February 2001, the Attorney General’s Office of Turin ordered the start of a preliminary investigation into the transaction. Telecom Italia immediately made all the documentation and figures relating to the above-mentioned transaction available to the judicial authorities. Under Italian law and regulations, Telecom Italia’s statutory auditors and its external auditors PwC were required to investigate the matters relating to the alleged improper payments. On the basis of the tests and procedures performed, with the full cooperation of the responsible corporate officers of Telecom Italia, the audit firm and the statutory auditors stated that no facts had emerged, at the time, which could call into question the correctness of the statutory financial statements and consolidated financial statement of Telecom Italia at December 31, 1997, 1998 and 1999, or for fiscal year ended December 31, 2000. Law No. 99/02 dated May 21, 2002 established a specific Parliamentary Commission on Telekom Srbija.

SEAT

In July 2001, the Company was asked by the attorney general’s office of Turin to present documentation mainly concerning the transactions for the acquisition of SEAT and the merger of Tin.it-SEAT.

The Company has provided full cooperation to the authorities conducting the investigation.

Telekom Srbija Arbitration

At the end of May 2003, OTE, the Greek telecommunications company, notified to Telecom Italia (i) a Notice of Arbitration pursuant to the shareholders agreement dated June 9, 1997, and (ii) a Notice of Arbitration pursuant to the agreement between Telecom Italia and OTE dated June 4, 1997, alleging breaches of these agreements due, according to OTE, to the sale by Telecom of its 29% interest in Telekom Srbija. The Notice mentioned under (i) has been notified also to the Serbian PTT and to Telekom Srbija; OTE however has not yet proceeded to designate an arbitrator, and has requested the other parties to consent to a single arbitration tribunal to decide on all matters related to both agreements.

In this respect, the Serbian PTT has agreed to indemnify and hold harmless Telecom Italia from any claim and liability vis-à-vis OTE arising out of the Technical Assistance Agreement (referred to in the agreement dated June 4, 1997) and any related contract and the Shareholders Agreement.

Universal service

Omnitel and Infostrada appealed to the Administrative Court, or TAR, of Lazio against the ruling by the National Regulatory Authority against Telecom Italia to cancel Resolution No. 8/00/CIR regarding the “Application of the sharing mechanism for the net cost of the universal service for 1999”. See “Item 4. Information on the Telecom Italia Group—Regulation”.

Under this resolution, part of the cost was recognized as being an “unfair burden” for Telecom Italia. As a consequence of this, it was divided among Omnitel, Infostrada and TIM. Omnitel has not yet paid their share (totaling €8,6 million) to the special fund set up by the Ministry of Communications, thus preventing it from paying the whole amount owed to Telecom Italia.

In January 2002, the TAR ruled in favor of the appeal presented by Omnitel, but only in relation to procedural issues.

Omnitel appealed against the ruling before Consiglio di Stato and the next hearing has been fixed initially for July 2003.

In February 2002, appeals were presented before the TAR of Lazio by Omnitel Pronto Italia and Wind to annul, after suspension, the efficacy of the resolution issued by the National Regulatory Authority with regard to the sharing of the cost of the universal service for the year 2000.

With regard to the proceedings presented by Omnitel, the next hearing—fixed initially for May 14, 2003—has been postponed until a later date, waiting for a decision of the Consiglio di Stato mentioned above currently fixed for July 2003.

The plaintiffs contested the legality of the resolution for the lack of an inquiry and for not having had access to the documentation resulting from the consultancy commissioned by the National Regulatory Authority on the analysis of the net costs.

Omnitel also asked for the case to be referred to the Court of Justice of the European Community, for a preliminary interpretation, in order to ascertain the correct interpretation of EU directives, and, secondly, the non–application of Italian law.

SEAT—De Agostini Arbitration

De Agostini has initiated arbitration proceedings against SEAT, Matrix, Buffetti and Finanziaria Web for the alleged nonfulfillment of the framework agreement of September 20, 2000, with regard to SEAT’s obligation to acquire the Finanziaria Web S.p.A.’s shares still held by the De Agostini group (40% of Finanziaria Web S.p.A.’s share capital; the remaining 60% of Finanziaria Web S.p.A.’s shares are held by SEAT).

Effectively, De Agostini group maintains that all the conditions stipulated in the contract for executing the agreement were fulfilled, whereas SEAT maintains that this is not true and that, in any case, the fact that market conditions changed rendered the acquisition excessively onerous.

The De Agostini group is asking for specific performance of the framework agreement and that the Finanziaria Web shares should be transferred to SEAT for the amount originally agreed of €700 million, with payment beginning in June 30, 2003, as well as the payment of unspecified damages.

The arbitration proceedings are still pending. A final decision is expected by November 7, 2003.

Wind/Albacom—Telecom Italia: services with access in ADSL technology and RING services

On April 27, 2001, the Italian Antitrust Authority, pursuant to a complaint made by Wind (formerly Infostrada) alleging unfair practices of Telecom Italia relating to ADSL technologies, ruled that Telecom Italia had abused its dominant position in the ADSL and xDSL market and fined Telecom Italia €59 million. Telecom Italia appealed the ruling and the fine to the Regional Administrative Tribunal, or TAR, of Lazio. The TAR of Lazio dismissed the appeal but reduced the fine to €29 million. Although Telecom Italia has paid the fine, it appealed the ruling to the Italian administrative court of appeals (Consiglio di Stato).

During the period from 2001 to date, certain telecommunications operators have claimed that they suffered damages as a consequence of Telecom Italia’s alleged unfair trade practices: on January 2003 the Court of Appeals of Rome condemned Telecom Italia to pay €2 million as a refund for Albacom, Wind, Cable & Wireless (formerly Unidata) and Data Service.

Other telecommunications operators have made claims for similar reason, the cases are proceeding on the merits.

Alleged unfair trade practices by Telecom Italia

Following the filing of a petition by 27 fixed-line operators with the National Regulatory Authority alleging that Telecom Italia was conducting unfair trade practices hurting the development of a competitive market, the National Regulatory Authority, objecting to violations committed by Telecom Italia, commenced regulatory procedures to impose sanctions on Telecom Italia. In the context of these procedures, the National Regulatory Authority issued certain resolutions and notified Telecom Italia of the requirement to pay administrative fines.

Telecom Italia is challenging the resolutions and the notices to pay the fines before the TAR of Lazio.

Acquisition of Cecchi Gori Communications

In relation to litigation following the sale of TeleMonteCarlo television network, or TMC, through a sale and purchase agreement among SEAT, Cecchi Gori Media Holding group S.r.l. and Cecchi Gori group FIN.MA.VI. S.p.A. (“Cecchi Gori group”), the Cecchi Gori group initiated certain proceedings.

On August 6, 2001, the Cecchi Gori group filed a proceeding with the civil court of Milan asking for the rescission of the pledge agreement by which Cecchi Gori group granted a security interest in Cecchi Gori Communications S.p.A.’s ordinary shares to SEAT. The proceeding is still pending.

In addition, with reference the proceedings to overrule the validity of a resolution of the extraordinary shareholders’ meeting of Cecchi Gori Communications S.p.A. (on August 11, 2000), which modified articles of association, the shareholders’ meeting’s quorum and the board’s quorum, in May 2003 the civil Court of Rome rejected the plaintiff’s requests and sentenced the Cecchi Gori Group to pay the trial expenses incurred by SEAT and by Cecchi Gori Comminications.

In August 2001, the Cecchi Gori group, enforcing an arbitration clause, also commenced an arbitration proceeding against SEAT claiming rescission, invalidity or termination of the purchase and sale agreement of Cecchi Gori Communications S.p.A. and claiming damages. The arbitration panel has not yet issued a decision on this matter.

The Cecchi Gori group parties have also challenged, in the civil court of Rome, the validity of a resolution of the Ordinary and Extraordinary shareholders’ meeting of Cecchi Gori Communications S.p.A. (on April 27, 2001), which approved the company’s annual report, resolved to cover the losses for the year 2000 and increased its share capital. On June 13, 2002, the court rejected the complaints filed by the Cecchi Gori group. The Cecchi Gori group is appealing such decisions before the Court of Appeal of Rome.

Fee Concerning Article 20, Section 2 of Law No. 448 of December 23, 1998

Telecom Italia, TIM, Wind and Omnitel contested, before the TAR Lazio, the Ministerial Decree of March 21, 2000 introducing Italian Law No. 448 dated December 23, 1998, which, on January 1, 1999, established a new license fee in place of the concession fee, the amount of which progressively declines until 2003. The TAR Lazio asked the administrative offices of the Ministries of the Treasury and of Communications to consign a documented report of clarification regarding the correspondence that had taken place with the European Commission in connection with the approval of the above-mentioned law. Furthermore, with regard to extraordinary appeals presented by Infostrada and Albacom to the Head of State, asking for the annulment of the above-mentioned Decree, the Council of State brought the case before the European Court of Justice, raising the question of the non-compatibility of the fee with Community regulations relating to telecommunications. Following the dispute, Telecom Italia and TIM did not pay the fees for 2000, 2001 and 2002 but included the above mentioned fees plus interest in the financial statements of the corresponding years. The TAR of Lazio decided to bring the case introduced by Telecom Italia and TIM to the European Court of Justice.

Moreover, in March 2003, Telecom Italia and TIM brought suit before the TAR of Lazio in order to obtain the restitution of the concession fee relating to the year 1998 (fee which was paid in the year 1999) amounting to €529 million, of which €386 million relates to Telecom Italia and €143 million to TIM. The request is founded upon the illegitimacy of the provisions of Article 21 of D.P.R. 318/97, which kept the fee in force even after the EU Directive 97/113 came into effect and the term expired for its introduction into Italian Law.

SIN/Solpart

A complaint was filed against SIN (now Telecom Italia International) in August 2001 with the civil court of Curitiba (State of Paraná, Brazil) by a shareholder of Brazil Telecom (“Brazil Telecom”). The plaintiff seeks a preliminary restraining order suspending SIN’s veto rights in respect of certain corporate actions of Solpart, the holding company of Brazil Telecom. SIN had been granted veto rights in respect of such actions pursuant to a shareholders’ agreement dated July 19, 1998.

The plaintiff claims that SIN was not entitled to exercise its veto rights, first, because of a conflict of interest; and second, because in exercising its veto, SIN would have allegedly abused its power in relation to the acquisition of certain licenses for telecommunications services held by Companhia Riograndense de Telecomunicações (“CRT”) and improperly prevented Brazil Telecom from participating in an auction for those licenses.

The plaintiff’s request for a preliminary restraining order suspending the exercise of the veto rights was denied by the judge, and the judge’s ruling was affirmed on appeal.

The plaintiff has not yet served process on SIN for the commencement of litigation proceedings on the merits.

Brazil Telecom

In April 2001, Brazil Telecom filed suits against Telecom Italia, SIN, and the two directors of Brazil Telecom nominated by Telecom Italia.

Such Suits have been filed in order to obtain compensation for the alleged damages that Brasil Telecom would have suffered following the purchase of CRT (Companhia Riograndense de Telefonia) and the failure to participate in the Servicio Movel Pessoal auction. The judge has been asked to quantify the damages.

The first hearing was held on August 6, 2002 and the proceedings are still pending at the pre-trial phase.

Chase Manhattan Bank

A complaint was filed in June 2000 in the U.S. District Court for the District of Delaware by The Chase Manhattan Bank (“Chase”), now JPMorgan Chase Bank, in connection with an U.S.$800 million financing granted by Chase to Iridium Operating LLC, a subsidiary of Iridium LLC in 1998. Iridium LLC filed for Chapter 11 bankruptcy protection on August 13, 1999. The complaint seeks to enforce a commitment to purchase, under certain circumstances, additional capital of Iridium LLC by certain interest holders of Iridium LLC. The complaint asserts that the commitment to purchase additional capital was pledged as collateral to Chase in connection with the above referenced financing. Chase amended its complaint in February 2001 to assert additional claims for alleged fraud and misrepresentation against the defendants.

Telecom Italia directly held approximately a 3.8% interest in Iridium LLC until October 1996. In November 1996 Telecom Italia contributed its interest in Iridium LLC to Iridium Italia S.p.A., a company owned by Telecom Italia (30% interest), TIM (35% interest) and Telespazio (35% interest).

On April 5, 2002, the Magistrate Judge issued an Order granting Telecom Italia’s motion to dismiss. Such Order has been objected by Chase on April 19, 2002. Thereafter, Chase named Iridium Italia as defendant.

STET Hellas Dispute

In December 1996, Mobitel, a company of the Greek Interamerican group (now Demco Reinsurance), a minority shareholder of STET Hellas and, at that time, its exclusive representative, initiated arbitration proceedings at the Paris International Chamber of Commerce. Mobitel claims its right to receive commissions on outgoing traffic generated by the subscribers it had signed up and on incoming traffic generated by calls received by Stet Hellas customers from the fixed telephone network of OTE and that was generated by customers in default of payment allegedly derived from negligent behavior of Stet Hellas in dealing with customers. The alleged total loss is approximately U.S.$38 million. Mobitel and the Greek Interamerican group have also requested damages for a total of U.S.$172 million following the dissolution of their exclusive representative contract.

STET Hellas and Telecom Italia, which took over from Stet International (formerly the guarantor of STET Hellas and, as such, a party to the contracts) presented a counterclaim for an amount of about U.S.$210 million, mainly to cover the damages suffered as a result of the loss of the acquisition of market share caused by Mobitel’s breach.

In October 2000, a partial award was given which, in principle, agreed with Mobitel’s request for commissions on STET Hellas’s revenues from incoming traffic; in November 2001, the Board of Arbitration rejected Telecom Italia and STET Hellas’ claim that the Board of Arbitration did not have jurisdiction but that the ordinary Greek courts had exclusive jurisdiction concerning the decision over the amounts claimed, since the Arbitration Board had only been asked to decide on the obligation to pay, a matter which the Board of Arbitration had already decided.

Afterwards, a series of legal actions took place and on January 15 and 31, 2002, Mobitel claimed damages as follows: U.S.$19.6 million plus interest of U.S.$9.6 million for the commission on revenues generated by all calls (including incoming calls) made by customers acquired by Mobitel; U.S.$8.8 million plus interest for the Company’s failure to achieve a 45% market share; and a claim for damages as a result of the breach of the agreement amounting to U.S.$109.4 million.

STET Hellas quantified its claim against Mobitel as follows: U.S.$22.7 million for bad debts; U.S.$255.4 million for the loss of market share as a result of the failure of Mobitel and Interamerican to fulfill their obligations; and U.S.$611.2 million plus the legal interest for damages and loss of income incurred for the illegal termination by Mobitel of the distribution and sales agreement with the Company.

TIM’s Brazilian Subsidiaries

During last quarter of 2002, two Brazilian mobile operators requested the Courts of S. Paulo (Brazil) to issue preliminary injunctions to suspend: (i) the transfer of 18.3% of the share capital of Solpart Partecipações SA from Telecom Italia International to Techold Part. SA and Timepart SA.; and (ii) the administrative decision related to such transfer of shares. No preliminary injunctions have been granted and the proceedings may be continued for the merit by the plaintiffs.

During the first quarter of 2003, a Brazilian controlled company of TIM do Brasil, Maxitel SA, obtained the revocation of a preliminary injunction granted by the Court of Penambuco (Recife, Brazil). Such injunction had been obtained by the plaintiff within an açaõ popular proceeding aimed at objecting the validity of certain authorizations granted by the Brazilian telecommunications authority (ANATEL) to swap from SMC service to SMP service.

Bancomext/Etec S.A.

On August 12, 2002, the Civil Court of Turin, Italy, granted in favor of Banco Nacional de Comercio Exterior (“Bancomext”) an order for the attachment of any assets of Etec S.A. (a Cuban company indirectly participated by Telecom Italia) and Telan SA (majority shareholder of Etec S.A.), up to a maximum amount of €33 million.

Bancomext claims the alleged breach, by Telan and Etec S.A., of their alleged obligations vis–à–vis Bancomext to secure certain loans granted by Bancomext to the central bank of Cuba. Such proceeding is currently pending for the merit.

In December 2002, Etec S.A. and Telan filed a Request for Arbitration with the ICC aimed at obtaining an award stating that they are under no obligations vis–à–vis Bancomext. In February 2003, Bancomext filed its defenses with ICC, which is now expected to appoint the chairman of the arbitral panel.

Is TIM

On March 31, 2003, a request for arbitration was filed with the International Chamber of Commerce of Paris by Is TIM against the Turkish telecommunications regulatory agency in order to ascertain the violation of the concession granted in October 2000 wherein it is stated that the agency has the obligation to create and maintain market conditions such as to permit effective competition among the providers.

Is TIM has asked for compensation of damages from the agency that are provisionally quantifiable a U.S. $2.5 billion and to be ascertained during the course of the case. Moreover, the company has expressly reserved the right to ask, at some future date, within the same or in a separate proceeding, for the resolution of the concession contract and the consequent restitution of the price that was once paid.

The arbitration, governed by Turkish legislation, will be conducted in Istanbul.

Fastweb

On July 11, 2001, Telecom Italia and Fastweb signed the “Contract for access and utilization of civil infrastructures” in compliance with the ruling handed down by the Antitrust Authority, which obliged Telecom Italia to make its civil infrastructures available to competing operators for the supply of interactive and multimedia services, at non–discriminatory terms and prices aligned to costs.

Telecom Italia was subpoenaed on August 29, 2002 to appear before courts in action brought by Fastweb so that the judge could ascertain and state the precise amount of consideration due for the access and the utilization of said infrastructures, eliminating any doubts which arose concerning the interpretation of the clause governing the determination of price. Telecom Italia demanded that Fastweb pay about €46 million in consideration of contractual services.

Teleque Communications S.p.A.

Under the summons of November 6, 2002, Teleque Communications S.p.A., a company operating in the sector of prepaid telephone cards for international telephone services, has brought suit to summon Telecom Italia before the Rome Court of Appeals alleging unfair trade practices and asking for damages of €65 million. Teleque Communications claims that Telecom Italia acquired a competitive advantage by adding, for the supply of its interconnecting services, additional costs which, vice-versa, would not have been charged to Telecom Italia’s final customers of prepaid international services.

Dispute concerning the National Regulatory Agency resolutions 02/03/CIR and 03/03/CIR

On April 14, 2003, Telecom Italia challenged the National Regulatory Agency Resolution 02/03/CIR (“Valuation and request to change the rates of reference for 2002 by Telecom Italia”) and Resolution 03/03/CIR (“Criteria for the preparation of the rates of reference for 2003 by introducing a programmed system to adjust the maximum applicable rates”).

In particular, the dispute concerns (i) the improper reduction of the prices for interconnection service proposed by Telecom Italia for the year 2002, which would derive from the application—with retroactive effect—of a new criteria for the distribution of costs, considered to be unjustifiable from an economic standpoint, and (ii) the obligation to present the rates of reference for 2003 in a very short time–frame (30 days) on the basis of criteria that were never discussed during the preliminary discussions.

Argentina

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal start of proceedings to resolve the dispute which arose between the foreign investor (Telecom Italia, in this case) and the Argentine State, pursuant to the “Bilateral agreement between Italy and Argentina concerning the promotion and protection of investments”.

The proceedings are aimed at receiving compensation for the damages deriving from the emanation, on the part of the local government, of measures considered to be detrimental to the investment made in Telecom Argentina.

In particular, the notice is required in order to start the six–month period in which to effect an attempt at an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

Expense Compensation to the Ministry of Defense for the Liberation of the 900 Band Frequency

The Ministry of Defense and the Ministry of Communications, with the regulations formalized in 2001, have quantified the expenses to liberate the frequency band in question, charging such expenses mainly to TIM as the license holder of the TAC mobile service. The liberation of the band in question, instead, was aimed at amplifying the frequency resources to be destined to GSM and, as such, to be allocated among all the beneficiary operators.

Maintaining that such judgments are not legal, since they are based upon an incorrect interpretation of Ministerial Decree 113/98 which governs the matter, said judgments have been contested before the TAR of Lazio, asking for their annulment.

Dispute Concerning Resolution 399/02

On March 3, 2003, the National Regulatory Agency and Wind were notified of the appeal presented to the TAR against Resolution 399/02/CONS regarding the “Current cost accounting guidelines for notified operations of wireline and wireless networks” which constitutes the basis for establishing the prices to be applied to operators which ask to use of the network.

Telecom Italia has contested the part of the resolution in which the National Regulatory Authority establishes that the current cost method, adopted to replace the historical cost method, should not be applied equally to the copper network, that is, the so-called “access network”, for which the National Regulatory Authority has reserved the right to make future judgment and with reference to which it should continue, therefore, to apply the historical cost method.

Item 9.    LISTING

The principal trading market for the Shares and the Savings Shares is on Telematico, an automated screen trading system managed by Borsa Italiana. (See “—Securities Trading in Italy”).

Ordinary and Savings Share ADSs, each representing respectively ten Shares and ten Savings Shares, have been quoted on the NYSE since July 27, 1995. JPMorgan Chase Bank is the Company’s Depositary issuing ADRs evidencing the Ordinary Share ADSs and the Savings Share ADSs.

The table below sets forth, for the periods indicated, reported high and low official prices of the Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE. Beginning January 4, 1999, the Shares began trading on Telematico in euro.

	Telematico		NYSE
	High	Low	High		Low
	(€)		(U.S.$)
1999:
First quarter	9.68	7.34	111	7/16	86 7/16
Second quarter	9.87	9.05	108	8/16	96 1/16
Third quarter	10.78	7.96	111	13/16	85
Fourth quarter	13.71	7.61	139 15/16		82 5/16
2000:
First quarter	19.12	11.81	195		121 9/16
Second quarter	16.08	12.78	150 6/16		117 7/16
Third quarter	14.93	11.68	145 1/16		105
Fourth quarter(1)	13.67	11.24	121 14/16		97 8/16
2001:
First Quarter	13.42	10.50	127.50		95.55
Second Quarter	12.34	9.52	113.25		83.00
Third Quarter	10.74	6.40	94.50		60.00
Fourth Quarter	9.82	8.00	90.35		75.50
2002:
First Quarter	9.73	8.55	88.75		75.18
Second Quarter	9.21	7.49	85.00		74.60
Third Quarter	8.35	7.08	83.20		71.35
Fourth Quarter	8.31	7.03	85.25		70.45
2003:
January	7.53	6.73	80.19		73.00
February	7.08	6.40	75.64		68.88
March	6.47	5.31	70.20		58.65
April	7.35	6.44	81.40		70.14
May	7.88	7.23	94.43		80.41
June (through June 16)	7.94	7.64	94.25		89.56

Source: Reuters data

(1)	The official prices of Shares and Savings Shares and Ordinary and Savings Share ADSs for the periods prior to and including November 10, 2000 are not comparable to the official prices of these shares and ADSs in the following periods due to the effect of the demerger of Tin.it, which became effective on November 10, 2000.

At the close of business on June 16, 2003, there were 2,253,738 Ordinary Share ADSs outstanding held by 107 registered holders.

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE for the period following such date. Beginning January 4, 1999, the Savings Shares began trading on Telematico in euro.

	Telematico		NYSE
	High	Low	High		Low
	(€)		(U.S.$)
1999:
First quarter	6.24	5.11	72 3/16		58	6/16
Second quarter	5.36	4.37	61		48	10/16
Third quarter	5.46	4.52	56 14/16		49	10/16
Fourth quarter	5.76	4.18	60	5/16	46 15/16
2000:
First quarter	8.38	5.39	82	11/16	58 10/16
Second quarter	6.85	5.94	67	2/16	56 14/16
Third quarter	7.15	5.79	71		55
Fourth quarter(1)	6.29	5.50	58 8/16		52 4/16
2001:
First quarter	6.84	5.44	63.38		52.50
Second quarter	6.89	5.05	61.00		45.94
Third quarter	5.83	3.63	50.50		37.50
Fourth quarter	5.85	4.44	52.29		49.00
2002:
First Quarter	6.20	5.21	55.96		47.51
Second Quarter	6.14	4.94	57.00		50.32
Third Quarter	5.50	4.80	56.50		53.00
Fourth Quarter	5.38	4.77	56.33		48.67
2003:
January	4.90	4.39	50.50		49.49
February	4.64	4.38	52.00		49.50
March	4.44	3.35	42.97		36.00
April	4.39	3.89	47.00		42.50
May	4.76	4.32	52.70		47.25
June (through June 16)	4.86	4.61	57.59		53.00

Source: Reuters data

(1)	The official prices of the Shares and Savings Shares and Ordinary and Savings Share ADSs for the periods prior to and including November 10, 2000 are not comparable to the official prices of these shares and ADSs in the following periods due to the effect of the demerger of Tin.it, which became effective on November 10, 2000.

At the close of business on June 16, 2003, there were 137,359 Savings Share ADSs outstanding held by 7 registered holders.

Fluctuations between the euro and the U.S. dollar will affect the dollar equivalent of the price of the Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange. On June 20, 2001, the Noon Buying Rate for the euro was U.S.$0.8901 = €1.00.

New Telecom Italia’s ordinary and savings shares will be listed and traded on Telematico (the transaction being conditional upon New Telecom Italia’s savings shares being listed). New Telecom Italia will, on completion of the Merger, succeed to the 1934 Act registration of Telecom Italia and become subject to the foreign private issuer reporting requirements of the 1934 Act. It is the intention of New Telecom Italia to apply for a listing, and complete such listing, on the New York Stock Exchange by the time of the effectiveness of the Merger.

Securities Trading in Italy

Since July 1994, all Italian equity securities have been traded on Telematico except for those of certain smaller companies and cooperative banks traded on Mercato Ristretto under certain specific rules concerning trading hours and procedures and for those of high growth companies traded on Nuovo Mercato.

Telematico operates under the control of CONSOB, the public authority charged, among other things, with regulating securities markets and all public offerings of securities in Italy, and is managed by Borsa Italiana a joint stock company previously owned by the Treasury, sold through a tender offer to authorized intermediaries.

Securities transactions on Telematico are settled on a cash basis. Cash transactions are settled on the third business day following the trading date. Borsa Italiana issues a daily official list with certain information on transactions in each listed security, including the volume traded and the high and low prices of the day. No “closing price” is reported, but an “official price” calculated as a weighted average price of all trades effected during the trading day and a “reference price”(2) . The Bank of Italy clearing system assists with the settlement of transactions and the delivery of securities traded.

Residents of Italy and non-residents through their authorized agents may purchase or sell shares on Telematico, subject to satisfying (i) in case of sales, either the Margin or the Deposit, and (ii) in case of purchases, the Margin. “Margin” means a deposit equal to 100% of the agreed price, and “Deposit” means a deposit of an equal number of the same shares as those sold. If in the course of a trading day the maximum price variation between two consecutive contracts is ±5%, or maximum price variation of the contracts with respect to the control price(3) is ±10% an automatic five-minute suspension is declared. In the event of such a suspension, effect is not given to trades agreed but not confirmed before the suspension. In addition, Borsa Italiana has the authority to suspend trading in any security in response to extreme price fluctuations or for other reasons.

Starting May 15, 2000 the most liquid shares traded on Telematico, including the Shares and the TIM ordinary shares, have been traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 8.30 p.m. on every trading day, substantially under the same rules as Telematico except that the price of any security may not fluctuate by more than 3.5% from the reference price of said securities on Telematico on the same day.

American style call and put options are traded on the derivative market managed by Borsa Italiana which currently include the Shares, the Savings Shares and the TIM ordinary shares.

Effective July 1, 1998, the Italian financial markets have been regulated by the Draghi Law. With the Draghi Law, the Italian Government has introduced new laws and regulations governing some aspects of the financial sector and, in particular: (i) brokers and firms managing financial instruments; (ii) the Italian regulated Stock Exchanges; (iii) the offering to the public of financial instruments; (iv) public tender offers; (v) some aspects of corporate governance of listed companies; and (vi) insider trading. The Draghi Law contains framework provisions which have been implemented by specific regulations.

Clearance and Settlement of Telecom Italia Shares

Legislative Decree No. 213 of June 24, 1998 (“Dematerialization Decree”) provided for the dematerialization of financial instruments publicly traded on regulated markets including treasury bonds. From July 9, 1998, all companies that issue financial instruments that are publicly traded on regulated markets must inform Monte Titoli, a centralized securities clearing system owned by certain of the major Italian banks and financial institutions, which will open an account in the name of each company in its register.

Beneficial owners of Shares and Savings Shares must hold their interests through specific deposit accounts with any participant having an account with Monte Titoli. The beneficial owners of Shares and Savings Shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those Shares and Savings Shares through such accounts and may no longer obtain physical delivery of

(2)	The reference price shall be the closing-auction price. Where it is not possible to determine the closing-auction price, the reference price shall be the weighted average price of the last 10% of the quantity traded. Where no contracts have been concluded during the session, the reference price shall be determined by the Italian Exchange on the basis of a significant number of best bids and offers on the book during the session, giving greater weight to the most recent.

(3)	The daily control price shall be the reference price in the opening auction; the opening-auction price during continuous trading; the opening-auction price in the closing auction.

share certificates in respect of their Shares and Savings Shares. All new issues of Shares and Savings Shares and all other transactions involving Shares and Savings Shares must settle electronically in book-entry form.

Shares and Savings Shares are accepted for clearance through Euroclear and Clearstream. Holders of shares may elect to hold such Shares and Savings Shares through Euroclear or Clearstream (outside the United States).

Item 10.    ADDITIONAL INFORMATION

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Foreign Investment and Exchange Control Regulations in Italy

There are no exchange controls in Italy. Residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities without restriction and may export cash, instruments of credit and securities, in both foreign currency and euro, representing interest, dividends, other asset distributions and the proceeds of dispositions. There are no limitations on the right of non-resident or foreign beneficial owners to vote their Shares except as provided for all Telecom Italia shareholders by law. See “—Description of Bylaws and Capital Stock—Capital Stock—Limitations on Voting and Shareholdings”.

Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers into or out of Italy of cash or securities in bearer form in excess of €10,329.14 be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) by residents or non-residents that effect such transfers, or by credit institutions or other intermediaries that effect such transactions on their behalf. In addition, credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for five years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Ufficio Italiano Cambi will maintain reports for a period of ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents of Italy effecting transfers to and from Italy in excess of €10,329.14 in one year must disclose them in their annual tax declarations. Non-corporate residents must also give details in their tax declarations of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of €10,329.14 to, from, within and between foreign countries in connection with such assets during the fiscal year. No declaration is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply (i) if the total value of the investments and assets at the end of the taxable period or the total amount of the transfers effected during the year is not greater than €10,329.14 or (ii) in respect of foreign investments, foreign assets or transfers within the EU (except for transfer from or to Italy). For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

There can be no assurance that the present regulatory environment in or outside Italy will endure or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the EU and other international organizations and its adherence to various bilateral and multilateral international agreements.

DESCRIPTION OF BYLAWS AND CAPITAL STOCK

An extensive reform of Italian corporate law will become effective as from January 2004, pursuant to Legislative Decree n. 6/2003 (the “Vietti Law”). The Vietti Law calls for joint stock companies’ bylaws to be amended and certain decisions being taken to this end. As of now, no such decision has been taken for either the Company or New Telecom Italia.

The following description of the legislative framework consider laws and regulations which are effective as of June 16, 2003.

Bylaws

The Telecom Italia and Olivetti Extraordinary Shareholders’ Meetings held on May 24 and 26, 2003 respectively, resolved upon–among others–the approval of the plan of merger of Telecom Italia with and into Olivetti. In this transaction, the surviving company will be Olivetti, but a change in bylaws is expected. In fact the bylaws of New Telecom Italia (which are attached to the plan of merger) will correspond to Telecom Italia’s by-laws, except for minor changes.

Object

Telecom Italia’s (and New Telecom Italia’s) objects are described in Article three of Telecom Italia’s bylaws. Such objects are:

•	to install and operate fixed or mobile equipment and installations for the purpose of providing and operating licensed telecommunications services for public use, and to carry out the activities directly or indirectly related thereto;

•	to hold interests in other businesses falling within the scope of the above stated corporate object or otherwise related thereto;

•	to control and provide the strategic, technical, administrative and financial coordination, overseeing and managing the financial activities of controlled companies and businesses, and carrying out all transactions related thereto.

Directors

There are no provisions in Telecom Italia bylaws relating to: (1) the power of a director to vote on a proposal in which such director is materially interested, (2) the power of a director to (in the absence of an independent quorum) vote compensation to itself or any member of its body, (3) the power of a director to borrow money from the Company, (4) the retirement of a director under an age limit requirement and (5) the number of shares required for director’s qualification.

Under Italian law:

•	where a director (either directly or on behalf of third parties) has an interest in any specific transaction, which is in conflict with the interest of the company, such director is obliged to disclose this situation to the Board of Directors and the Board of Statutory Auditors and to abstain from voting. The Board adopted specific principles referring to related parties tarnsactions, which govern some aspects of the Board’s activity, in case of interest of one of its members;

•	the compensation of directors and of members of the Executive Committee, if any, is determined by the bylaws or resolved upon by the shareholders in the ordinary meeting. Telecom Italia shareholders approve and fix an overall compensation for the whole Board of Directors, the allotment of this overall compensation among its members is decided by the Board itself.

The Board of Directors grants specific positions to any of its members in compliance with the bylaws of the company; such positions include, among others, those of Chairman and Managing Director. The remuneration corresponding to such positions is then defined by the Board of Directors in its discretion, after acknowledging the opinion of the Board of Statutory Auditors.

There are no provisions in Italian law that govern the issue of directors borrowing money from the company and that set age or shareholding requirements for directors’ qualification.

Capital Stock

General

As of June 16, 2003, the full paid-in capital stock amounted to €4,023,833,058.30 and was constituted by 5,262,938,081 Shares and 2,053,122,025 Savings Shares, each of €0.55 par value.

In partial implementation of the authorization granted by the shareholders on December 15, 1998, the Board of Directors:

•	on December 17, 1999 passed a resolution to increase the share capital by payment of up to a maximum of €9,127,470, (such amount being the result of the conversion and recalculation of the previous lire amount following the May 3, 2001 shareholders’ meeting), by issuing a maximum of 16,595,400 Shares (of which 7,594,600 were issued as of June 20, 2002);

•	on June 12, 2001 passed a resolution to increase the share capital by payment of up to a maximum of €8,398,500 by issuing a maximum of 15,270,000 Shares;

•	on March 26, 2002 passed a resolution to increase the share capital by payment of up to a maximum of €3,025,000, by issuing a maximum of 5,500,000 Shares;

•	on February 13, 2003, resolved to increase the share capital by payment up to an amount of nominal maximum of 4,559,445.00 euros through the issue of a maximum of 8,289,900 Shares; and

•	on March 11, 2003, resolved to increase the share capital by payment up to an amount of nominal maximum of 13,570,205.00 euros through the issue of a maximum of 24,673,100 Shares.

See “Item 6. Directors, Senior Management and Employees—Options to Purchase Securities from Registrant”.

In partial implementation of the authorization granted by the shareholders on June 12, 2001, the Board of Directors:

•	on March 26, 2002 passed a first resolution to increase the share capital by payment of up to a maximum of €33,236,500, by issuing a maximum of 60,430,000 Shares;

•	on March 26, 2002 passed a second resolution to increase the share capital by payment of up to a maximum of €6,490,000, by issuing a maximum of 11,800,000 Shares;

•	on February 13, 2003, resolved to increase the share capital by payment up to an amount of nominal maximum of €127,050.00 through the issue of a maximum of 231,000 Shares; and

•	on March 11, 2003, resolved to increase the share capital by payment up to an amount of nominal maximum of €296,450.00 through the issue of a maximum of 539,000 Shares.

The bylaws of New Telecom Italia will take into account the aforementioned capital increases, by permitting the issue of a number of shares updated in accordance to the applicable assigment ratios, as provided for in the merger plan, while the exercise price of the various options with respect to the total number of shares updated as above will remain unchanged. In this connection, the owner of Telecom Italia stock options will maintain the right to subscribe, at the price already fixed, for the number of New Telecom Italia shares corresponding to the proper assignment ratio.

Classes of shares

According to Italian law, Savings Shares may not be issued for an amount which, including other preferred shares, if any, exceeds one-half of the Company’s share capital.

Pursuant to Telecom Italia’s bylaws any reduction in share capital made for the purpose of absorbing losses is applied to the par value of the Shares until they have been reduced to zero and only then is the par value of the Savings Shares reduced. If, as a consequence of capital reduction, the Savings Shares exceed half of the Company’s share capital, such excess must be eliminated within the following two years.

Form and Transfer

The Dematerialization Decree provides for the dematerialization of financial instruments publicly traded on regulated markets, including treasury bonds.

As a result, Shares and Savings Shares must be held with Monte Titoli. Most Italian banks, brokers and securities dealers have securities accounts as participants with Monte Titoli, and beneficial owners of Shares and Savings Shares may hold their interests through special deposit accounts with any such participant. The beneficial owners of Shares and Savings Shares held with Monte Titoli may transfer their Shares, collect dividends and exercise other rights (including voting rights) with respect to those shares through such accounts. Such shares held by Monte Titoli are transferred between beneficial owners by appropriate instructions being given to the relevant participants associated with Monte Titoli to debit the account with the bank of the vendor and to credit the account with the bank of the purchaser.

Voting rights relating to Shares and Savings Shares that have not been deposited with Monte Titoli may be exercised only by depositing them with an authorized intermediary, with the subsequent issuance of the necessary certification. The Company may be requested to perform the functions of an intermediary.

Each person owning a beneficial interest in Shares and Savings Shares held through Euroclear or Clearstream must rely on the procedures of Euroclear or Clearstream, respectively, and of institutions that have accounts with Euroclear or Clearstream to exercise any rights of a holder of shares. Holders may request Euroclear or Clearstream to transfer their Shares and Savings Shares to an account of such holder with a participant of Monte Titoli, in which case such holders may transfer their shares, collect dividends and exercise other shareholder rights through that participant. Any such transfer through that participant is not subject to Italian transfer tax if non-Italian parties are involved. See “—Taxation”.

Meetings of Shareholders

Holders of Shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings (“Shareholders’ Meetings”). At any Shareholders’ Meeting, each holder is entitled to cast one vote for each Share held. Votes may be cast personally or by proxy. Holders of Shares can also vote by mail.

Shareholders’ Meetings are called by the Company’s Board of Directors when required by law or the shareholders or deemed necessary. A minimum of two statutory auditors can call the Company’s shareholder meetings.

Shareholders’ Meetings must be convened at least once a year. At these ordinary meetings, holders of Shares (i) approve the annual accounts, (ii) appoint directors and statutory auditors and determine their remuneration, when necessary, and (iii) vote on any business matter submitted by the directors. Extraordinary Shareholders’ Meetings may be called to pass upon proposed amendments to the Bylaws, capital increases, mergers, dissolutions, issuance of debentures, appointment of receivers and similar extraordinary actions. The notice of a Shareholders’ Meeting may specify up to two meeting dates for an ordinary Shareholders’ Meeting and up to three meeting dates for an extraordinary Shareholders’ Meeting (“calls”).

An ordinary Shareholders’ Meeting is duly constituted on first call with the attendance of at least 50% of the outstanding Shares, while on second call there is no quorum requirement. In either case, resolutions are approved by holders of the majority of the Shares represented at a duly called meeting.

Extraordinary Shareholders’ Meetings are duly constituted with the attendance of more than one-half or one-third or one-fifth of the company’s share capital shareholders, on the first call, second call and third call, respectively. The favorable vote of at least two-thirds of the Shares represented at the meeting is necessary for the resolution approval. Resolutions concerning capital increases with the exclusion or limitation of subscription rights must always be approved by holders of more than 50% of the shares outstanding, irrespective of the call in which the resolution is taken.

The annual accounts of the Company are submitted for approval to the annual Shareholders’ Meeting, which must be convened within six months after the end of the financial year to which they relate. Shareholders are informed of all Shareholders’ Meetings to be held by publication of a notice in Gazzetta Ufficiale at least 30 days before the date fixed for the meeting. In the case of a Shareholders’ Meeting that is called at the request of the minority shareholders or a Shareholders’ Meeting called to approve the liquidation of the Company, the notice period is reduced to 20 days. The notice period is reduced to 15 days if the Company is subject to a tender offer and a Shareholders’ Meeting is called to consider defensive actions against such tender offer (in which case resolutions must be approved by at least 30% of the holders of the voting shares outstanding at all calls of the Shareholders’ Meeting). The notice must also be published in at least one national daily newspaper.

To attend any Shareholders’ Meeting, holders of Shares must be in possession of appropriate certification issued by an authorized intermediary. Special arrangements with the Depositary may be required for the beneficial owner of ADRs representing ADSs to attend Shareholders’ Meetings and exercise voting rights with respect to underlying Shares. See “—Description of American Depositary Receipts—Voting of Deposited Securities”.

Shareholders may attend the meeting by proxy using a power of attorney. Any one proxy cannot represent more than 200 shareholders. A proxy may be appointed only for one single meeting (including, however, the first, second and third call) and may be substituted only by the person expressly indicated in the form. The proxy can neither be a director, statutory auditor, employee of the company or of one of its controlled subsidiaries, nor a controlled company or the independent auditors of Telecom Italia or shareholders, directors, statutory auditors or employees of such independent auditors.

Votes by proxy may be solicited and collected for the shareholders’ meetings of listed companies. Proxy solicitation provisions allow individuals (so-called consignors), to promote, through special brokers, the soliciting of votes by proxy at shareholders’ meetings. The ownership—including joint ownership—of at least 0.5% (such reduced limit was introduced by CONSOB for Telecom Italia and other listed companies; the general ownership requirement is 1%) of the company’s voting share capital (registered in the shareholders’ register for at least six months) is a requisite for becoming a consignor. Soliciting brokers may be investment companies, banks, asset management companies and joint-stock companies, with soliciting votes by proxy as their only corporate object.

Shareholders associations composed of at least 50 people, each with no more than 0.1% voting share capital, may collect proxies among their group. In order to facilitate such operation among employee shareholders, the Bylaws provides that special spaces will be made available to such shareholders associations where information about solicitation can be made available and proxy collection operations can be carried out.

Votes may also be cast by mail. The “vote by mail” system is essentially based on the following principles: (a) the notice calling the shareholders’ meetings must specify that shareholders can vote by mail and must describe the procedures they have to follow; (b) the notice must also be sent to the centralized securities depositary system which will in turn distribute the notice to the depositary banks; (c) shareholders wishing to vote by mail must send the company a certification issued by the depositary banks certifying their shareholding and a special form (so called ballot) made available to such purpose by the issuer, which has to comply with specific CONSOB requirements; (d) such special forms are kept by the Chairman of the Board of Statutory Auditors until the votes are counted; (e) votes cast by mail must be delivered to the company at least 48 hours prior to the Shareholders’ Meeting; and, finally, (f) votes cast by mail remain valid for the second and third calls of the meeting and can be revoked by a written declaration until the day before the meeting.

The shareholders’ meetings may be called when requested to the Board of Directors by shareholders representing at least 10% of a company’s share capital, while action against directors, statutory auditors and general managers may be promoted by shareholders representing at least 5% of the Company’s share capital and who have been registered for at least six months. The Board of Directors can decide, in the best interest of the Company, not to call a shareholders’ meeting despite the request of the shareholders. The shareholders can appeal the decision of the Board to the Court, and the Court can issue a decree ordering the call of the meetings. The Board of Directors does not have the discretion to ignore a request to call a shareholders’ meeting if such request is made by shareholders representing at least 20% of the company’s share capital.

Although holders of Savings Shares are not entitled to vote in meetings of holders of Shares, they are entitled to attend special meetings of holders of Savings Shares (“Special Meetings”) and to appoint a joint representative (the “Joint Representative”) to represent them, with respect to the Company.

The Joint Representative, who is appointed by the Special Meetings or, in default, by the President of the Court, is entitled to (i) inspect certain corporate books of the Company, (ii) to attend the Shareholders’ Meetings and (iii) to challenge in court the resolutions adopted by such meetings. The Joint Representative is appointed for a maximum three-year term and, according to the Bylaws, is kept informed by the Company regarding corporate events that can affect the price trend of Savings Shares. The saving shareholders Meeting held on October 31, 2001 appointed Mr. Carlo Pasteris as joint Representative for a three year period ending on October 31, 2004.

Special Meetings may be called when deemed necessary or upon request by saving shareholders representing at least 1% of the outstanding Savings Shares either by the Joint Representatives or by the

Company’s Board of Directors in order to (a) appoint and revoke the Joint Representative, (b) approve the resolutions of the Shareholders’ Meetings that may affect the rights of Savings Shares, (c) set up an expense fund for the coverage of costs incurred in protecting rights of the Saving Shareholders, (d) negotiate possible disputes with the Company; and (e) resolve other issues relating to their position as holders of Savings Shares. To adopt resolutions related to (a), (c) and (e) above, a favorable vote of at least 20% of the Savings Shares is required at Special Meetings held on the first call, a favorable vote of at least 10% is required at Special Meetings held on the second call, and a favorable vote of at least a majority of the Savings Shares present is required at Special Meetings held on the third call. To adopt resolutions related to (b) and (d) above, a favorable vote of at least 20% of the Savings Shares is required at all calls of the Special Meetings.

To attend any Special Meeting, the holders of Savings Shares must be in possession of an appropriate certification issued by an authorized intermediary. Special arrangements with the Depositary may be required for the beneficial owner of ADRs representing Savings Share ADSs to attend Special Meetings and exercise voting rights with respect to underlying Savings Shares. See “—Description of American Depositary Receipts—Voting of Deposited Securities”.

Dividend Rights

Holders of Savings Shares are entitled each year to a distribution with respect to such year’s net profits in the amount of 5% of the par value of their shares. If with respect to any year a lesser amount is paid, the entitlement to payment of the shortfall is carried over for two successive years. In the event that dividends are paid to holders of Shares, holders of Savings Shares have a preferential right to receive a dividend per share that is 2% of the par value of the Savings Shares greater than that received by holders of the Shares.

The shareholders’ meeting on May 24, 2003 amended the relevant clause in order to allow the Annual Ordinary Shareholders’ meeting, in case the net profits for the previous years are not enough, to satisfy the aforementioned preferential rights by distributing reserves.

Subscription Rights

New Shares and/or Savings Shares may be issued pursuant to a resolution of holders of Shares at any extraordinary Shareholders’ Meeting. Pursuant to Italian law, shareholders (including holders of Savings Shares) are entitled to subscribe for new issues of Shares and/or Savings Shares, debentures convertible into Shares and/or Savings Shares and rights to subscribe for Shares and/or Savings Shares in proportion to their respective shareholdings.

Subject to certain conditions principally designed to prevent dilution of the rights of shareholders, subscription rights may be waived or limited by resolution taken by an extraordinary Shareholders’ Meeting by the affirmative vote of holders of more than 50% of the Shares outstanding. This majority is required at the first, second and third call.

The shareholders can adopt a resolution, at an extraordinary Shareholders’ Meeting, to convert available reserves into additional share capital. In such case, either the par value of all outstanding Shares is identically raised or the Shares resulting from the increase in share capital are allocated to the shareholders in proportion to their ownership before the increase without further contribution or payment from the shareholder.

Liquidation Rights

Subject to the satisfaction of all other creditors, holders of Shares are entitled to a distribution in liquidation. Holders of Savings Shares and preferred shares, if any, are entitled to a preferred right to distribution from liquidation up to their par value. No liquidation dividend is payable to the holders of other classes of shares until such preferential right has been satisfied in full. Thereafter, if there are surplus assets, holders of all classes of shares rank equally in the distribution of such surplus assets. Shares rank pari passu among themselves in a liquidation.

Purchase of Shares or Savings Shares by the Company

The Company may purchase its own Shares or Savings Shares subject to certain conditions and limitations. Such purchases must be authorized by a Shareholders’ Meeting and made only out of retained earnings or distributable reserves as shown on the most recent financial statements approved by the Shareholders’ Meeting. The par value of the Shares or Savings Shares purchased by the Company, including the Shares or Savings Shares, if any, held by the Company’s subsidiaries may not exceed 10% of the Company’s share capital. The Company may purchase its own Shares or Savings Shares either on the market or through a tender offer, according to the terms and conditions agreed with Borsa Italiana.

A corresponding reserve equal to the purchase price of such Shares or Savings Shares has to be created on the Company’s balance sheet. Such reserve is not available until such Shares or Savings Shares are sold or disposed of or canceled by the Company. Shares or Savings Shares purchased and held by the Company or one of its subsidiaries may be disposed of only pursuant to a resolution of the Company’s or, if applicable, its subsidiary’s Shareholders’ Meeting.

Neither the Company nor any company under its control may vote or subscribe for new Shares or Savings Shares of the Company. These subscription rights accrue to the other holders so long as such Shares or Savings Shares are held by the Company or a company under its control. The Shares or the Savings Shares, as long as they are owned by the Company, are not entitled to receive dividends.

On November 7, 2001, the shareholders’ ordinary meeting of Telecom Italia granted Telecom Italia’s Board of Directors authorization for the buyback of Shares or Savings Shares, or both, up to a maximum amount of €1.5 billion, provided however that the total number of shares acquired should not exceed 10% of registered capital. The share buyback could be undertaken on one or more occasions within a period of 18 months, starting from November 7, 2001, and would be undertaken in accordance with conditions agreed with the Italian Stock Exchange in order to guarantee equal shareholders’ treatment. The purchase price of each share was expected to be neither 15% higher nor 15% lower than the average of the reference prices recorded by the Italian Stock Exchange in the three trading days preceding each individual transaction. The authorization for the buy back expired on May 7, 2003. The disposal of the shares purchased pursuant to the share buy-back program is not subject to any time limit. Disposal of the shares may take place in one or more transactions and the shares may be disposed of by sale or exchange, including public offers and offers to shareholders, employees, directors and certain agents of Telecom Italia. The shares purchased pursuant to the share buy-back may also be disposed of within the framework of any stock option or share incentive plans. In the case of a sale, the sale price may not be less than the lowest purchase price; the shares may also be disposed of by coupling them with bonds or warrants. The sale price limit will not be applicable to disposal of shares in respect of employees, directors or collaborators of Telecom Italia, within the framework of any share incentive plans or stock option plans.

As of June 16, 2003, Telecom Italia owns 6,195,500 of its own Shares and 54,309,500 of its own Savings Shares. As a result of the Merger, the ordinary and savings shares treasury stock will be cancelled.

Reporting Requirements and Restrictions on Acquisitions of Shares

Pursuant to Italian securities regulations any acquisition or sale of an interest in excess of 2%, 5%, 7.5%, 10% and all higher multiples of five, in the voting shares of a listed company, must be notified to the listed company and to CONSOB within five trading days (defined as days on which Borsa Italiana is open) following the acquisition or sale. CONSOB must make such information public within three trading days from the notification.

For purposes of the disclosure requirements referred above: (i) a person’s holding must include both the shares owned by such person, even if the voting rights belong or are assigned to third parties, and the shares whose voting rights belong or are assigned to such person; (ii) a person’s holding shall also include both the shares owned by nominees, trustees or subsidiary companies and the shares of which the voting rights belong or are assigned to such persons; (iii) shares registered in the names of or endorsed to trustees and those whose voting rights are assigned to an intermediary in connection with collective or individual portfolio management services are not to be attributed to the persons controlling the trustee or the intermediary.

For the purposes of the disclosure requirements for 5%, 10%, 25% 50% and 75% thresholds, the calculation of holdings shall also include issued and subscribed shares that a person may buy or sell on his own initiative, either directly or through nominees, trustees or subsidiary companies. Shares that may be acquired by exercising conversion rights or warrants shall be included in the calculation only if the acquisition can be made within sixty days.

Shareholder agreements concerning the voting shares of a listed company must be notified to CONSOB and to the company if they include agreements on the exercise of voting rights and/or duties of consultation before voting. The same rule applies when the shareholder agreements concern the shares issued by a non-listed company that controls a listed company. The notification must include the share ownership of all parties filing it. When listed companies change their share capital, they must notify CONSOB and Borsa Italiana of the amount of the share capital and the number and classes of shares into which it is divided. CONSOB and Borsa Italiana must make the information available to the public no later than the day following the notification. The notification shall be made no later than the day following the event causing such modification or the day following the filing of the amended bylaws.

Any holdings by a listed company of an interest in excess of 10% in the voting shares of an unlisted company must be notified to CONSOB and to the company. The reduction of the participation within the 10% threshold must be notified to the company only. Notifications to CONSOB must be made within 30 days from the approval by the Board of Directors of the half-year and the annual reports; notifications to the company whose shares are being acquired or sold must be made within seven days from the transaction which results in exceeding or going within the 10% threshold. Such information must be made public when the half-year and the annual reports are deposited. For purposes of calculating the interest threshold above, the following unlisted companies shares must be taken into account: (i) shares owned by a listed company even if the voting rights belong to a third party; and (ii) shares attributing voting rights to a listed company if such voting rights grant the listed company dominant or significant voting powers.

In accordance with Italian antitrust laws and regulations, the Antitrust Authority is required to prohibit acquisitions of sole or joint control over a company that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, if the acquiring party and the company to be acquired operate in more than one Member State of the EU and exceed certain revenue thresholds, the antitrust approval of the acquisition falls within the exclusive jurisdiction of the European Commission. See “Item 4. Information on the Telecom Italia Group—Regulation—Competition Law”.

Limitations on Voting and Shareholdings

There are no limitations imposed by Italian law or by the Bylaws of Telecom Italia on the rights of non-residents of Italy or foreign persons to hold or vote the Shares other than those limitations described below, which apply equally to all owners of Shares.

Special Powers of the State

Telecom Italia’s Bylaws include special powers granted to the State as permitted by the Privatization Law. See “Item 7. Major Shareholders and Related-Party Transactions—Continuing Relationship with the Treasury”.

The special powers included in Telecom Italia’s Bylaws are as follows:

Approval of Material Acquisitions of Shares.    The State has the authority to approve or disapprove of the acquisition of material interests in the share capital of Telecom Italia (which is defined as 3% of the voting share capital). The Board of Directors is required to notify all such acquisitions to the Ministry of the Treasury. Until approval, the purchaser of the Shares may not vote the Shares and in case of disapproval or the expiration of the 60-day term within which the Minister of the Treasury has to make a decision. Short of approval by the Minister of the Treasury, the purchaser is obligated to resell the Shares within one year. (This power will remain in force in New Telecom Italia’s bylaws)

Approval of Material Voting Agreements.    The State has the authority to approve or disapprove of voting agreements involving a material amount of voting share capital (5% of the voting share capital or any lesser percentage as may be established by decree of the Minister of the Treasury). CONSOB is required to notify the Ministry of the Treasury of any voting agreements reported to it. Until approval, the shareholders participating in the voting agreement may not vote the Shares and in case of disapproval or the expiration of the 60-day term within which the Minister of the Treasury is required to make a decision without approval, the voting agreement is nugatory. Resolutions adopted with the decisive vote of shareholders linked by a shareholders’ agreement which, although not approved by the Treasury, is demonstrated by the shareholders’ behavior during the meeting may be challenged and voided. (This power will be deleted in New Telecom Italia’s bylaws)

Veto Power over Major Changes.    The State has veto power on resolutions to dissolve the company, approve mergers, demergers or disposition of the business, transfer the registered office abroad, change the corporate purposes or amend or modify the Minister of the Treasury’s special powers. (This power will remain in force in New Telecom Italia’s bylaws)

Board of Directors and Board of Statutory Auditors Representation.    The State has the power to appoint to the Board of Directors one director and to appoint to the Board of Statutory Auditors one member. (This power will be deleted in New Telecom Italia’s bylaws)

The foregoing special powers, which became effective on July 15, 1997, were granted to the Minister of the Treasury and will remain in effect, until such time as the process of liberalization of the telecommunications industry has reached a sufficiently advanced stage and the National Regulatory Authority has become firmly established. The determination that these conditions have been met shall be made by means of a decree of the Italian Prime Minister.

Voto di Lista

Pursuant to Telecom Italia’s Bylaws, the election of directors and statutory auditors, other than those appointed pursuant to the special powers described above, is made through the “voto di lista” system. The “voto di lista” system is primarily aimed at ensuring that minority shareholders are represented on the Board of Directors and Board of Statutory Auditors. For the Board of Statutory Auditors, representation of minority shareholders is mandatory.

By the “voto di lista” system, the Board of Directors is elected on the basis of lists or slates of candidates presented by the shareholders or by the outgoing Board of Directors; candidates are listed by means of progressive numbers. Each shareholder may submit only one slate, and each candidate may appear only on one slate. Only those shareholders who alone or together with other shareholders hold a total number of Shares representing at least 1% of the share capital entitled to vote at the Shareholders’ Meeting may submit slates. Each person entitled to vote may vote for only one slate. Four-fifths of the directors to be elected are chosen from the slate that obtains the highest number of shareholders’ votes in the progressive order in which they are listed on the slate. The remaining directors are chosen from the other slates; the votes obtained by the various slates are successively divided by one, two, three or four, depending on the number of directors to be chosen, and the quotients obtained are assigned progressively to candidates on each of these slates, in the order respectively specified on the slate. The quotients thus assigned to the candidates on the various slates are arranged in a single decreasing order. Those candidates who have obtained the highest quotients are elected to the Board of Directors.

Olimpia, who will be New Telecom Italia’s largest shareholder, may have the ability under the “voto di lista” system to propose a slate of directors and therefore the ability to cause its slate to be elected subject to minority shareholder representation. If Olimpia’s slate obtains the majority of the shareholders’ vote, Olimpia may be able to elect four-fifths of the directors of New Telecom Italia and consequently have substantial involvement in the day-to-day activities of New Telecom Italia and a significant influence on all matters to be decided by a vote of shareholders. See “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2002—The Pirelli-Olimpia Transaction”.

The election of the Board of Statutory Auditors is governed by the same procedures used for the election of the Board of Directors as far as presentation, filing and publication of slates are concerned. If the Board of Statutory Auditors is composed of three members one member of the Board of Statutory Auditors must be taken from the minority slate that obtains the largest number of votes. Two members must be taken from the minority slates if the Board of Statutory Auditors is composed of more than three members. According to New Telecom Italia’s bylaws, the board will be composed of either three or five members.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

The Company has entered into two Deposit Agreements among the Company, JPMorgan Chase Bank, as depositary, and the registered Holders from time to time of ADRs issued thereunder. The first such Deposit Agreement, dated as of February 14, 1995, provides for the deposit of Shares in registered form, par value €0.55 each and the issuance of the Ordinary Share ADSs; the second such Deposit Agreement, dated as of February 24, 1995 provides for the deposit of Savings Shares in registered form, par value €0.55 each and the issuance of the Savings Share ADSs. Because these agreements are otherwise substantially identical, such agreements (including all exhibits and amendments thereto) are referred to herein as the “Deposit Agreement”, deposited Shares as well as deposited Savings Shares are referred to as “Shares”, and the Ordinary Share ADSs or Savings Share ADSs, as the case may be, are referred to as the “ADSs”. The following is a summary of the material provisions of the Deposit Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the “Principal New York Office”), which is presently located at 60 Wall Street, New York, New York 10260. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

ADRs evidencing ADSs are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date hereof, the right to receive ten Shares (in the case of each Ordinary Share ADS) or 10 Savings Shares (in the case of each Savings Share ADS) in each case deposited under the Deposit Agreement (together with any additional Shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Shares, the “Deposited Securities”) with the Custodian, currently the Milan office of JPMorgan Chase Bank (together with any successor or successors thereto, the “Custodian”). An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders.

Deposit, Transfer and Withdrawal

In connection with the deposit of Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in form satisfactory to it: (a) a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons designated in such order an ADR or ADRs evidencing the number of ADSs representing such deposited Shares (a “Delivery Order”); (b) proper endorsements or duly executed instruments of transfer in respect of such Deposited Securities; (c) instruments assigning to the Custodian or its nominee any distribution on or in respect of such Deposited Securities or right to subscribe for additional Shares or indemnity therefore; and (d) proxies entitling the Custodian to vote such Deposited Securities until registered in its name. At the request, risk and expense of any holder of Shares, and for the account of such holder, the Depositary may receive certificates for Shares to be deposited, together with any other documents and payments required under the Deposit Agreement, for the purpose of forwarding such Share certificates to the Custodian for deposit thereunder. As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to any distribution upon Deposited Securities or change affecting Deposited Securities, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Custodian or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. The Depositary agrees to instruct the Custodian to place all Shares accepted for deposit into a segregated account separate from any Shares of the Company that may be held by such Custodian under any other depositary receipt facility relating to the Shares. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in the Deposit Agreement. Neither the Depositary nor the Custodian shall lend Deposited Securities.

After any such deposit of Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian (or such other evidence as the Company may accept), the Depositary, subject to the Deposit Agreement, shall execute and deliver at the designated transfer office in the Borough of Manhattan, the City of New York (the “Transfer Office”), to or upon the order of any person named in such notice, an ADR or ADRs registered as requested and evidencing the aggregate ADSs to which such person is entitled.

Subject to the terms of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (a) Shares in form satisfactory to the Custodian; (b) rights to receive Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or (c) other rights to receive Shares (until such Shares are actually deposited pursuant to (a) or (b) above, “Pre-released ADRs”) only if (i) Pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute Deposited Securities), (ii) each recipient of Pre-released ADRs agrees in writing with the Depositary that such recipient (a) owns such Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Shares for the account of the Depositary and (d) will deliver such Shares to the Custodian as soon as practicable and promptly upon demand therefore and (iii) all Pre-released ADRs evidence not more than 20% of all ADSs (excluding those evidenced by Pre-released ADRs). The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADRs at a place other than its office. Every person depositing Shares under the Deposit Agreement represents and warrants that such Shares are validly issued and outstanding, fully paid, non-assessable and free of preemptive rights, that the person making such deposit is duly authorized so to do and that such Shares are not restricted securities as such term is defined in Rule 144 under the Securities Act. Such representations and warranties shall survive the deposit of Shares and issuance of ADRs.

Subject to the terms and conditions of the Deposit Agreement, upon surrender of ADRs in form satisfactory to the Depositary at the Transfer Office, the Holder is entitled to delivery at the Custodian’s office of the Deposited Securities at the time represented by the ADSs evidenced thereby. At the request, risk and expense of the Holder of an ADR, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder.

Distributions on Deposited Securities

Subject to the terms and conditions of the Deposit Agreement, to the extent practicable, the Depositary will distribute by mail to each Holder entitled thereto on the record date set by the Depositary therefore at such Holder’s address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADRs evidenced by such Holder’s ADSs:

(a) Cash.    Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or authorized portion thereof (“Cash”), on an averaged, if possible, or other practicable basis, subject to appropriate adjustments for (i) taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain Holders, and (iii) deduction of the Depositary’s expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

(b) Shares.    (i) Additional ADRs evidencing whole ADSs representing any Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Shares (a “Share Distribution”) and (ii) U.S. dollars available to it resulting from the net proceeds of sales of Shares received in a Share Distribution, which Shares would give rise to fractional ADSs if additional ADRs were issued therefore, as in the case of Cash.

(c) Rights.    (i) Warrants or other instruments in the discretion of the Depositary after consultation with the Company, to the extent practicable, representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities (“Rights”), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the non-

transferability of the Rights, limited markets therefore, their short duration or otherwise, nothing (and any Rights may lapse).

(d) Other Distributions.    (i) Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights (“Other Distributions”), by any means that the Depositary may deem equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash. Such U.S. dollars available will be distributed by checks drawn on a bank in the United States for whole dollars and cents (any fractional cents being withheld without liability for interest and added to future Cash distributions).

To the extent that the Depositary determines in its discretion that any distribution is not practicable with respect to any Holder, the Depositary, after consultation with the Company, may make such distribution as it so deems practicable, including the distribution of foreign currency, securities or property (or appropriate documents evidencing the right to receive foreign currency, securities or property) or the retention thereof as Deposited Securities with respect to such Holder’s ADRs (without liability for interest thereon or the investment thereof).

There can be no assurance that the Depositary will be able to effect any currency conversion or to sell or otherwise dispose of any distributed or offered property, subscription or other rights, Shares or other securities in a timely manner or at a specified rate or price, as the case may be.

Disclosure of Interests

To the extent that the provisions of or governing any Deposited Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, Holders and all persons holding ADRs agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the Depositary in the Depositary’s compliance with any Company instructions in respect thereof, and the Depositary will use reasonable efforts to comply with such Company instructions.

Record Dates

The Depositary shall, after consultation with the Company, if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by the Company) for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such Holders at the close of business on such record date shall be so entitled.

Voting of Deposited Securities

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of Deposited Securities the Depositary will, unless otherwise instructed by the Company, promptly thereafter, mail to all Holders a notice containing (i) the information (or a summary thereof in a form provided by the Company) included in any such notice received by the Depositary, including the agenda for the meeting, (ii) a statement that the Holders as of the close of business on a specified record date will be entitled, subject to applicable provisions of Italian law and of the Company’s Certificate of Incorporation and Bylaws (any such provisions will be adequately summarized in such notice in a form provided by the Company), to instruct the Depositary as to the exercise of voting rights, if any, pertaining to the number of Deposited Securities represented by their respective ADSs, (iii) a statement as to the manner in which such instructions may be given, and (iv) a statement (in a form provided by the Company) as to the arrangements required in order to request that the Depositary obtain the issue of such proper document as would permit the Holder to vote the underlying Deposited Securities in the name of the said Holder. Upon the written delivery of instructions by a Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing the Deposited Securities represented by the ADSs, including without limitation Italian law and the Certificate of Incorporation and Bylaws of the Company to cause to be voted the Shares represented by the ADSs evidenced by such Holder’s ADRs in accordance with any instructions set forth in such request. In addition, in accordance with Italian law and the Certificate of Incorporation and Bylaws of the Company, a precondition for exercising any voting rights with respect to any Shares is that such Holder deposit in a blocked account established for such purpose the relevant ADS at least five days prior to the date of the related shareholders’ meeting.

The Depositary also agrees that, upon written request of a Holder received on or before the date established by the Depositary for such purpose, requesting that the Depositary obtain the issue of the proper document to enable him to vote, it shall use its reasonable efforts to obtain the issuance of such document as early as reasonably practicable prior to such meeting.

The Depositary shall not itself vote or attempt to exercise the right to vote that attaches to Deposited Securities other than in accordance with instructions received from a Holder as set forth above.

A Holder desiring to exercise voting rights on the basis of the document referred to above with respect to the Shares represented by its ADSs may do so by (a) depositing its ADRs in a blocked account with the Depositary until the completion of such meeting and (b) instructing the Depositary to (i) furnish the Custodian with the name and address of such Holder, the number of ADSs represented by ADRs held by such Holder and any other information required in accordance with Italian law or the Company’s Certificate of Incorporation and Bylaws and (ii) notify the Custodian of such deposit.

The Depositary and the Company may modify or amend the above voting procedures or adopt additional voting procedures from time to time as they determine may be necessary or appropriate to comply with mandatory provisions of Italian law and the Certificate of Incorporation and Bylaws of the Company and interpretations thereof. There can be no assurance that such amendments, modifications or additional voting procedures will not limit the practical ability of Holders to exercise voting rights in respect of the Shares represented by the ADSs.

Under Italian law, shareholders at Shareholders’ Meetings may modify the resolutions presented for their approval by the Board of Directors. In such case Holders who have given prior instructions to vote on such resolution will be deemed to have elected to have abstained from voting on any such revised resolution.

When the Company makes its annual accounts available at its offices in connection with a general meeting of shareholders at which a vote will be taken on such accounts, the Company will deliver to the Depositary and the Custodian copies of such accounts. Until such meeting, the Depositary will make available copies of such accounts for inspection at the office of the Depositary in New York, the office of the Custodian in Milan, Italy and any other designated transfer offices.

The Depositary and the Company agree to use reasonable efforts to make and maintain arrangements to enable Holders to vote the Shares underlying their ADRs.

Inspection of Transfer Books

The Deposit Agreement provides that the Depositary or its agent will keep books at its Transfer Office for the registration, registration of transfer, combination and split-up of ADRs, which at all reasonable times will be open for inspection by the Holders and the Company for the purpose of communicating with Holders in the interest of the business of the Company or a matter related to the Deposit Agreement.

Reports and Other Communications

The Deposit Agreement, the provisions of or governing Deposited Securities and any written communications from the Company, which are both received by the Custodian or its nominee as a holder of Deposited Securities and made generally available to the holders of Deposited Securities, are available for inspection by Holders at the offices of the Depositary and the Custodian and at the Transfer Office. The Depositary will mail copies of such communications (or English translations or summaries thereof) to Holders when furnished by the Company.

On or before the first date on which the Company makes any communication available to holders of Deposited Securities or any securities regulatory authority or stock exchange, by publication or otherwise, the Company shall transmit to the Depositary a copy thereof in English or with an English translation or summary. The Company has delivered to the Depositary, the Custodian and any Transfer Office, a copy of all provisions of or governing the Shares (other than copies of Italian law) and any other Deposited Securities issued by the Company or any affiliate of the Company, if any, and, promptly upon any change thereto, the Company shall deliver to the Depositary, the Custodian and any Transfer Office, a copy (in English or with an English translation) of such provisions (other than copies of Italian law) as so changed.

Changes Affecting Deposited Securities

Subject to the terms of the Deposit Agreement and the ADRs, the Depositary may, in its discretion, upon consultation with the Company, if practicable, amend the ADRs or distribute additional or amended ADRs (with or without calling ADRs for exchange) or cash, securities or property on the record date set by the Depositary therefore to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and the Depositary is hereby authorized to surrender any Deposited Securities to any person and to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend the ADRs or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS evidenced by ADRs shall automatically represent its pro rata interest in the Deposited Securities as then constituted.

Amendment and Termination of Deposit Agreement

The ADRs and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities, transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities and expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder of an ADR at the time any amendment so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement and the ADRs as amended thereby.

The Depositary shall, at the written direction of the Company, terminate the Deposit Agreement and the ADRs by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 90 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment within such 90 days. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs, except to advise Holders of such termination, receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and the ADRs, except for any indemnification obligations to the Company and to account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary and its agents.

Charges of Depositary

The Depositary may charge each person to whom ADRs are issued against deposits of Shares, including deposits in respect of Share Distributions, Rights and Other Distributions, and each person surrendering ADRs for withdrawal of Deposited Securities, U.S. $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement) and (iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency). These charges may be changed as permitted in the Deposit Agreement.

Liability of Holders for Taxes

If any tax or other governmental charge shall become payable by or on behalf of the Custodian or the Depositary with respect to an ADR, any Deposited Securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the Holder thereof to the Depositary. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination or, only for those reasons set forth in General Instruction I.A.(1) of Form F-6 under the Securities Act, any withdrawal of Deposited Securities until such payment is made. The Depositary may also deduct from any distributions on or in respect of Deposited Securities, or may sell by public or private sale for the account of the respective Holder any part or all of such Deposited Securities (after attempting by reasonable means to notify the Holder thereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the respective Holder remaining liable for any deficiency, and shall reduce the number of ADSs evidenced thereby to reflect any such sales of Shares.

In connection with any distribution to Holders, the Company or its agent will remit to the appropriate governmental authority or agency all amounts (if any) required under applicable law to be withheld and remitted by the Company or such agent and owing to such governmental authority or agency by the Company or such agent; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and remitted by the Depositary or the Custodian and owing to such authority or agency by the Depositary or the Custodian. The Depositary shall forward to the Company or its agent such information from its records as the Company may request to enable the Company or its agent to file necessary reports with governmental authorities or agencies. In the event that the Depositary determines that any distribution in property other than cash (including Shares and rights to subscribe therefore) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may by public or private sale dispose of all or a portion of such property (including Shares and rights to subscribe therefore) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or charges to the Holders entitled thereto as in the case of a distribution of Cash.

The Depositary and the Company agree to use reasonable efforts to make and maintain arrangements to enable persons that are considered United States residents for purposes of applicable law to receive any rebates, tax credits or other benefits (pursuant to treaty or otherwise) relating to distributions on the ADSs to which such persons are entitled. Notwithstanding the above, the Company may, by written notice to the Depositary, modify or withdraw the procedures described in this paragraph (including by ceasing to pay to the Depositary any amounts in respect of refunds of Italian withholding taxes), to the extent the Company determines that its participation in the refund process is no longer lawful or practical.

See “—Taxation” for additional information on tax issues relating to ADRs.

General Limitations

The Depositary, the Company, their agents and each of them shall: (a) incur no liability (i) if any present or future law, regulation, the provisions of or governing any Deposited Security, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the ADRs provides shall be done or performed by it, or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADRs; (b) assume no liability except to perform its obligations to the extent they are specifically set forth in the ADRs and the Deposit Agreement without gross negligence or bad faith; (c) be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADRs; or (d) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them in good faith to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities (provided such action or omission is in good faith), for the manner in which any such vote is cast or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs. The Company has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary has agreed to indemnify the Company against losses incurred by the Company to the extent such losses are due to the negligence or bad faith of the Depositary.

Prior to the issue, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or, subject to the last sentence of this paragraph, the withdrawal of any Deposited Securities, and from time to time, the Company, the Depositary or the Custodian may require: (a) payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of Shares or other Deposited Securities upon any applicable register and (iii) any applicable charges; (b) the production of proof satisfactory to it of (i) the identity and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and the ADRs, as it may deem necessary or proper; and (c) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The Depositary shall provide to the Company, promptly upon its written request, copies of any such proofs of citizenship or residence or other information referred to in (b) above so requested. The issuance of ADRs, the acceptance of deposits of Shares, the registration, registration of transfer, split-up or combination of ADRs or, subject to the last sentence of this paragraph, the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR register or any register for Deposited Securities is closed or when any such action is deemed necessary or advisable by the Depositary or the Company. Notwithstanding any other provision of the Deposit Agreement or the ADRs, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act.

Governing Law

The Deposit Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

JPMorgan Chase Bank

The Depositary is JPMorgan Chase Bank, a New York banking corporation, which has its principal office located in New York, New York. JPMorgan Chase Bank is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

The Consolidated Balance Sheets of J.P. Morgan Chase & Co. Incorporated (“J.P. Morgan”), the parent corporation of JPMorgan Chase Bank, are set forth in the most recent Annual Report and Form 10-Q. The Annual Report, Form 10-K and Form 10-Q of J.P. Morgan are on file with the SEC.

The Articles of Association of JPMorgan Chase Bank and Bylaws together with the annual report, Form 10-K and Form 10-Q of J.P. Morgan are available for inspection at the Principal New York Office of the Depositary.

TAXATION

Unless otherwise indicated, for purposes of the following discussion regarding taxation the Shares and the Savings Shares are collectively referred to as the “Telecom Italia Shares.”

Italian Taxation

The following is a summary of certain Italian tax consequences of the purchase, ownership and disposition of Shares, Savings Shares or ADRs as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Shares, Savings Shares or ADRs. For purposes of Italian law and the Italian-U.S. income tax convention (the “Treaty”), holders of American Depositary Shares which are evidenced by ADRs will be treated as holders of the underlying Shares or Savings Shares, as the case may be.

Income Tax

Savings Shares, Shares and ADRs. Under Italian law dividends paid to holders of Savings Shares and applicable ADRs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 12.5% withholding tax.

With respect to dividends paid to beneficial holders of Shares and ADRs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected, Italian law provides for a 27% withholding tax on dividends paid.

Under Italian law, all shares of Italian listed companies have to be registered in a centralized deposit system. With respect to dividends paid in connection with shares held in the centralized deposit system managed by Monte Titoli, such as Telecom Italia Shares, instead of the 27% or 12.5% withholding taxes mentioned above, a substitute tax will apply at the same tax rates as the above-mentioned withholding taxes. This substitute tax is levied by the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system.

Non-resident holders of Shares and ADRs have the right to recover, up to four-ninths of the 27% substitute tax on their dividend income, the income tax paid in their home country on the same dividend income providing adequate evidence, within 48 months from the date of payment of the foreign income tax.

These refunds are normally subject to extensive delays. In addition, these refunds are an alternative to seeking any relief from double taxation under the Treaty.

U.S. resident owners of Shares and ADRs may be entitled to reduced rates of tax on their dividends under the Treaty. Under circumstances where a U.S. resident owner is the actual beneficiary of the dividends and the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty provides that Italian taxes cannot exceed 15% of gross dividends.

To qualify for the reduced tax rate afforded by the Treaty, a beneficial owner of Shares or ADRs must provide the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following:

(i)	a declaration by the beneficial owner containing all the data identifying this person as the beneficial owner and establishing the existence of all the conditions necessary for the application of the Treaty; and

(ii)	a certification (Form 6166) issued by the U.S. Internal Revenue Service that states that the beneficial owner is a U.S. resident for tax purposes. The certification is valid until March 31 of the year following the submission.

The time for processing requests for certification by the U.S. Internal Revenue Service normally is six to eight weeks. Accordingly, in order to be eligible for the procedure described below, eligible ADR holders should begin the process of obtaining Form 6166 as soon as possible after receiving instructions from the Depositary on how to claim the reduced rate provided by the Treaty.

The Depositary’s instructions, which will be sent to all ADR holders before the dividend payment date, will specify certain deadlines for delivering to the Depositary any documentation required to obtain the reduced rate provided by the Treaty, including the certification that the eligible ADR holders must obtain from the U.S. Internal Revenue Service. In the case of ADRs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, the eligible ADR holders should deliver the required documentation directly to the Depositary.

If the holder of Shares or ADRs fails to obtain the reduced rate provided by the Treaty, a refund equal to the difference between the Treaty rate and the Italian 27% tax must be claimed directly from the Italian tax authorities. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities pursuant to the Treaty.

In the case of dividends derived by a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

Transfer Tax

No transfer tax is payable upon the transfer of Telecom Italia Shares through Telematico. Other types of transfers of shares listed on Telematico and ADSs are also exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer takes place are (i) banks, Italian securities dealing firms (“SIMs”) exchange agents or (ii) banks, SIMs or exchange agents on the one hand, and non-residents on the other hand or (iii) banks, SIMs or resident or non-resident exchange agents, on the one hand, and investment funds on the other hand. In any other case, transfer tax is currently payable at the following rates:

•	€0.072 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made between private individuals directly or through an intermediary that is not a bank, SIM or exchange agent;

•	€0.0258 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made either (i) between bank, SIM or exchange agent and a private individual or (ii) between private individuals through a bank, SIM or exchange agent; and

•	€0.0062 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made between banks, SIMs or exchange agents.

The mere change of the depositary (e.g., Euroclear, Clearstream, Monte Titoli, DTC or the Depositary) not involving a transfer of the ownership of the transferred shares will not trigger the Italian transfer tax.

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposition of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. For the purposes of CGT, the exchange of shares under a merger or demerger of Italian companies does not constitute a disposition of shares. Simply, the tax value and the holding period of the exchanged shares is rolled over to the shares received in exchange. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings in companies listed on a stock exchange and resident in Italy for tax purposes are not subject to CGT.

In addition, with respect to these non-resident holders, Telecom Italia could require a simple declaration in which they have to declare that they are U.S. residents for tax purposes.

A “qualified shareholding” consists of securities (except for Saving Shares and applicable ADR’s) that (i) entitle the holder to exercise more than 2% of the voting rights of a company with shares listed on a stock exchange (as is Telecom Italia’s case) or 20% of the voting rights of other companies, in each case in the ordinary meeting of the shareholders or (ii) represent more than 5% of the share capital of a company with shares listed on a stock exchange (as is Telecom Italia’s case) or 25% of the share capital of other companies.

The relevant percentage is calculated taking into account the holdings sold during a 12-month period. Where losses exceed gains, they can be carried forward for up to the fourth taxable period.

Pursuant to the Treaty, a U.S. resident will not be subject to CGT unless the Telecom Italia Shares or ADRs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell Telecom Italia Shares or ADRs may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty have been satisfied if CGT would otherwise be applicable.

Inheritance and Gift Tax

According to Law No. 383 of 18 October 2001 (“Law No. 383”), Italian inheritance and gift tax, previously payable on transfer of securities on death or by gift, has been abolished as of October 25, 2001.

However, for donees other than spouses, direct descendants or ancestors and other relatives within the fourth degree, if and to the extent that the value of the gift to any such donee exceeds € 180.759,91, the gift of shares may be subject to the ordinary transfer taxes that would apply if the shares had been transferred for consideration (i.e. registration tax at the flat rate of € 129.11).

Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift of assets (such as shares) which, if sold for consideration, would give rise to capital gains subject to CGT. In particular, if the donee sells the shares for consideration within 5 years from the receipt thereof as gift, the donee will be required to pay the relevant CGT, where applicable, as if the gift has never taken place.

There is currently no gift tax convention between Italy and the United States.

United States Federal Income Taxation

The following summary describes material U.S. federal income tax consequences of the acquisition, ownership and sale of Telecom Italia Shares, including Telecom Italia Shares represented by American Depositary Shares evidenced by ADRs, that are generally applicable to U.S. holders who own Telecom Italia Shares or ADRs as capital assets for U.S. federal income tax purposes. For these purposes, you are a U.S. holder if you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is includible in gross income regardless of its source.

This discussion is based on the tax laws of the United States currently in effect, including the Internal Revenue Code of 1986, as amended, Treasury Regulations, administrative announcements, and judicial decisions, as well as the Italian-U.S. income tax convention (the “Treaty”). These laws may change, possibly with retroactive effect. This discussion does not address U.S. state, local or non-U.S. tax consequences. This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U.S. federal income tax purposes. Accordingly, the analysis of the creditability of Italian taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Please note that this discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address purchasers subject to special rules, including:

•	partnerships;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities;

•	dealers and traders in securities or foreign currencies;

•	insurance companies;

•	financial institutions;

•	persons who own the Telecom Italia Shares or ADRs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of the Telecom Italia Shares or ADRs and one or more other positions for tax purposes;

•	persons whose functional currency is not the U.S. dollar for U.S. federal income tax purposes; or

•	persons who actually or constructively own 10% or more of the Company’s voting stock.

Please consult your tax advisors with regard to the application of U.S. federal income tax laws to the Telecom Italia Shares or ADRs, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions. For U.S. federal income tax purposes, holders of ADRs evidencing American Depositary Shares will be treated as owners of the underlying Shares or Savings Shares, as the case may be, represented by those American Depositary Shares and the discussion of U.S. federal income tax consequences to holders of ADRs applies as well to holders of the underlying Shares or Savings Shares, as the case may be.

Taxation of dividends

Distributions made with respect to the Telecom Italia Shares or ADRs (other than certain pro rata distributions of Telecom Italia Shares or ADRs), without reduction for any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Under recently enacted legislation, dividends received by noncorporate U.S. holders on Telecom Italia Shares or ADRs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this new legislation to your particular circumstances.

You will not be entitled to claim a dividends-received deduction for dividends paid on the Telecom Italia Shares or ADRs. The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be equal to the U.S. dollar value of such euros on the date of receipt by the Depositary in the case of U.S. holders of ADRs, or by the U.S. holder in the case of U.S. holders of Telecom Italia Shares, regardless of whether the payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain limitations and restrictions, Italian taxes withheld from distributions at the rate provided in the Treaty will be eligible for credit against a U.S. holder’s U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Treaty will generally not be eligible for credit against a U.S. holder’s federal income tax liability.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends the Company distributes with respect to the Telecom Italia Shares or ADRs will generally constitute “passive income.” You should consult your tax advisor concerning the foreign tax credit implications of the payment of these withholding taxes.

Taxation of capital gains

You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of Telecom Italia Shares or ADRs in the same manner as you would on the sale or exchange of any other shares of stock held as capital assets. As a result, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted basis in the Telecom Italia Shares or ADRs. The gain or loss will generally be U.S. source income or loss. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

The Company believes that it will not be considered a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2002. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held Telecom Italia Shares or ADRs, certain adverse consequences could apply to the U.S. holder.

Information Reporting and Backup Withholding

You may, under certain circumstances, be subject to information reporting and backup withholding with respect to dividends or the proceeds of any sale, exchange or redemption of ADRs or Telecom Italia Shares unless you:

•	are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact, or

•	provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against your U.S. federal income tax liability if you provide the required information to the U.S. Internal Revenue Service. If you are required to and do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the U.S. Internal Revenue Service.

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosure About Market Risk”.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.    CONTROLS AND PROCEDURES

Within 90 days prior to the date of this report, the Company, under the supervision and with the participation of our management, including the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Telecom Italia’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. There have been no significant changes in the Company’s internal controls or other factors that could significantly negatively affect internal controls subsequent to the date of their evaluation.

Item 16.    [Reserved]

PART III

Item 17.    FINANCIAL STATEMENTS

Not applicable.

Item 18.    FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Item 19.    FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

(b) Exhibits

1.1 Bylaws of the Company.

2.1 Deposit Agreements.

(a) Deposit Agreement dated as of February 14, 1995, as amended, among the Company, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank), as Depositary and the holders from time to time of American Depositary Receipts representing Ordinary Shares of the Company. *

(b) Deposit Agreement dated as of February 28, 1995, as amended, among the Company, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank), as Depositary and holders from time to time of American Depositary Receipts representing Savings shares of the Company. *

4.1 Public Telecommunications Licenses.*

(a) Decision No. 820/00/CONS of 22.11.2000

Individual license for installation and supply of public telecommunications networks and for the provision to the public of a voice telephony service (modifications to the concessions and annexed conventions, ex SIP, Iritel and Italcable).

4.2 Stock Option Plans

(a) 2002 Top Plan regulations and form of Letter of Assignment addressed to participants of the plan.

(b) 2002 Plan regulations and form of Letter of Assignment addressed to participants of the plan.

8.1 List of Subsidiaries.

Please see “Item 4. Information on the Telecom Italia Group—Business—Overview of the Telecom Italia Group’s Major Business Areas” and “—Business Units”.

*	Incorporated by reference to the Exhibits filed with the Company’s Registration Statement on Form 20-F/A on June 29, 2001.

10(a) Reports and consents of Auditors

(i) Consent of Reconta Ernst and Young S.p.A., Independent Accountants, dated June 23, 2003, relating to the independent audit report on the consolidated financial statements of Telecom Italia S.p.A. for the fiscal years ended December 31, 2002 and 2001.

(ii) Consent of Deloitte & Touche Sociedad de Auditores y Consultores Limitada, Independent Accountants, dated June 23, 2003, relating to the independent audit report on the consolidated financial statements of Empresa Nacional de Telecomunicaciones S.A. (Chile) for the fiscal years ended December 31, 2002 and 2001.

(iii) Consent of PricewaterhouseCoopers S.p.A., Independent Accountants, dated June 23, 2003, relating to the independent audit report on the consolidated financial statements of Finsiel Consulenza e Applicazioni Informatiche S.p.A. for the fiscal years ended December 31, 2002 and 2001.

(iv) Consent of KPMG Austria GmbH and Grant Thornton—Jonasch & Platzer, Independent Accountants, dated June 23, 2003, relating to the independent audit report on the combined consolidated financial statements of Mobilkom Austria A.G. for the fiscal year ended December 31, 2001.

(v) Consent of KPMG Austria GmbH and Grant Thornton—Jonasch & Platzer, Independent Accountants, dated June 23, 2003, relating to the independent audit report on the consolidated financial statements of Telekom Austria A.G. for the fiscal year ended December 31, 2001.

(vi) Consent of PricewaterhouseCoopers, Independent Accountants, dated June 23, 2003, relating to the independent audit report on the financial statements of Is—TIM Telekomunikasyon Hizmetleri A.S. for the fiscal year ended December 31, 2001.

(vii) Consent of PricewaterhouseCoopers S.p.A., Independent Accountants, dated June 23, 2003, relating to the independent audit report on the consolidated financial statements of Telecom Italia S.p.A. for the fiscal year ended December 31, 2000.

12(a) 906 Certification submitted for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

By:	/s/ CARLO ORAZIO BUORA
Name:	Carlo Orazio Buora
Title:	Chief Executive Officer

Dated  June 24, 2003

Certifications

Certification by the Executive Chairman of Telecom Italia S.p.A.

I, Marco Tronchetti Provera, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecom Italia S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

4.	The registrants’ other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrants’ disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrants’ other certifying officers and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants’ ability to record, process, summarize and report financial data and have identified for the registrants’ auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal controls; and

6.	The registrants’ other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ MARCO TRONCHETTI PROVERA

Name:	Marco Tronchetti Provera
Title:	Executive Chairman

June 24, 2003

A-I

Certification by the Chief Executive Officer of Telecom Italia S.p.A.

I, Carlo Orazio Buora, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecom Italia S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

4.	The registrants’ other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrants, including their consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrants’ disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrants’ other certifying officers and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants’ ability to record, process, summarize and report financial data and have identified for the registrants’ auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal controls; and

6.	The registrants’ other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ CARLO ORAZIO BUORA

Name:	Carlo Orazio Buora
Title:	Chief Executive Officer

June 24, 2003

A-II

Certification by the Head of Finance, Administration and Control of Telecom Italia S.p.A.

I, Enrico Parazzini, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecom Italia S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

4.	The registrants’ other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrants, including their consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrants’ disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrants’ other certifying officers and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants’ ability to record, process, summarize and report financial data and have identified for the registrants’ auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal controls; and

6.	The registrants’ other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ ENRICO PARAZZINI

Name:	Enrico Parazzini
Title:	Chief Financial Officer

June 24, 2003

A-III

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Telecom Italia S.p.A.

We have audited the accompanying consolidated balance sheets of Telecom Italia S.p.A., a subsidiary of Olivetti S.p.A., as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries and affiliated companies accounted for by the equity method of accounting, which statements reflect total assets of five percent and nine percent as of December 31, 2002 and 2001 respectively, and revenues constituting seven percent as of December 31, 2002 and 2001, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of those other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles established by the Italian accounting profession, which differ in certain respects from those followed in the United States (see Notes 26, 27 and 28 to the consolidated financial statements).

Turin, Italy

April 18, 2003

TELECOM ITALIA S.P.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

	December 31, 2001	December 31, 2002
	(millions of Euro)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	765	1,310
Marketable securities (Note 4)	2,191	449
Receivables (Note 5)	8,504	8,165
Inventories (Note 6)	636	411
Other current assets (Note 7)	4,640	5,381

TOTAL CURRENT ASSETS	16,736	15,716
Fixed assets	66,023	64,742
Less—accumulated depreciation	(44,266)	(45,451)

FIXED ASSETS, NET (Note 8)	21,757	19,291
INTANGIBLE ASSETS, NET (Note 9)	16,197	13,052
OTHER ASSETS (Note 10):	7,980	4,727
Investments in affiliates	6,586	2,286
Treasury stock	—	287
Securities	86	15
Other receivables	1,308	2,139

TOTAL ASSETS	62,670	52,786

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term debt (Note 11)	9,114	5,089
Payables, trade and other (Note 12)	10,583	10,100
Accrued payroll and employee benefits	898	955
Accrued income taxes	150	162
Other accrued liabilities (Note 13)	1,200	1,310

TOTAL CURRENT LIABILITIES	21,945	17,616
LONG TERM DEBT (Note 11)	16,083	15,018
RESERVES AND OTHER LIABILITIES:
Deferred income taxes	35	34
Other liabilities (Note 14)	3,948	5,986
Employee termination indemnities (Note 15)	1,350	1,305

TOTAL LIABILITIES	43,361	39,959

STOCKHOLDERS’ EQUITY:
Share capital (Note 16)	4,023	4,024
Additional paid-in capital	1,812	3,038
Reserves, retained earnings and profit (loss) of the year (Note 17)	7,687	1,987

Total stockholders’ equity before minority interest	13,522	9,049
Minority interest	5,787	3,778

TOTAL STOCKHOLDERS’ EQUITY	19,309	12,827

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	62,670	52,786

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

TELECOM ITALIA S.P.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000	2001	2002
	(millions of Euro)
Operating revenues	28,911	30,818	30,400
Other income (Note 19)	426	417	479

Total revenues	29,337	31,235	30,879

Cost of materials	2,259	1,972	1,779
Salaries and social security contributions	5,025	4,666	4,540
Depreciation and amortization	5,647	6,275	5,877
Other external charges (Note 20)	10,790	12,171	11,949
Changes in inventories	(277)	58	28
Capitalized internal construction costs	(912)	(581)	(675)

Total operating expenses	22,532	24,561	23,498

Operating income	6,805	6,674	7,381

Financial income (Note 21)	847	1,076	1,236
Financial expense (Note 22)	(2,470)	(5,031)	(3,399)
Other income and (expense), net (Note 23)	(214)	(3,452)	(5,637)

Income (loss) before income taxes and minority interests	4,968	(733)	(419)
Income taxes (Note 24)	(2,020)	(925)	716

Net income (loss) before minority interests	2,948	(1,658)	297
Minority interest	(920)	(410)	(619)

Net income (loss)	2,028	(2,068)	(322)

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

TELECOM ITALIA S.P.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000	2001	2002
	(millions of Euro)
OPERATING ACTIVITIES:
Net income (loss)	2,028	(2,068)	(322)
Minority interest	920	410	619
Depreciation and amortization	5,647	6,275	5,877
Net change in deferred taxes	51	(166)	(1)
(Gains) losses on disposals of fixed assets, intangibles and other long-term assets	(1,091)	(330)	(2,210)
Write-downs of fixed assets, intangibles and other long-term assets	1,134	4,039	4,384
Net change in other liabilities	704	1,232	2,038
Net change in reserve for employee termination indemnities	(177)	31	(45)
Changes in operating assets and liabilities	(3,776)	372	670
Other movements, net	112	(193)	(101)

Net cash flows from operating activities	5,552	9,602	10,909

INVESTING ACTIVITIES:
Investments in fixed assets	(3,889)	(4,254)	(3,258)
Investment grants	27	22	42
Addition to goodwill	(9,109)	(1,174)	(369)
Addition to other intangible assets	(4,010)	(2,736)	(1,584)
Addition to other long-term assets	(3,001)	(3,093)	(1,708)
Changes in consolidation area (net cash flow from acquisitions and disposals)	77	17	(51)
Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments	4,311	1,439	5,698

Net cash flows used in investing activities	(15,594)	(9,779)	(1,230)

FINANCING ACTIVITIES:
Changes in short-term debt	9,841	(6,068)	(4,025)
Increase in long-term debt	1,457	10,816	3,878
Repayment of and other changes to long-term debt	(1,754)	(2,254)	(4,100)
Capital contributions	4,174	240	58
Dividends paid	(3,049)	(3,097)	(4,945)

Net cash flows from (used in) financing activities	10,669	(363)	(9,134)

Increase (decrease) in cash and cash equivalents	627	(540)	545
CASH AND CASH EQUIVALENTS:
Beginning of year	678	1,305	765

End of year	1,305	765	1,310

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

TELECOM ITALIA S.P.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Share Capital	Attributable to Telecom Italia		Total	Attributable to minority interest	Total
		Additional Paid in Capital	Reserves, retained earnings and Profit (loss) of the year		Reserves, retained earnings and profit (loss) of the year
	(millions of Euro)
BALANCES AS OF JANUARY 1, 2000	3,835	1,803	11,407	17,045	2,743	19,788

Dividends paid (Euro 0.3114 per ordinary share and Euro 0.3218 per savings share)	—	—	(2,327)	(2,327)	(722)	(3,049)
Changes in consolidation area	—	—	370	370	1,076	1,446
Conversion of TIM’s savings share	—	—	1,671	1,671	2,498	4,169
Net difference arising on the translation of foreign currency financial statements and other minor adjustments	—	—	34	34	193	227
Net income	—	—	2,028	2,028	920	2,948

BALANCES AS OF DECEMBER 31, 2000	3,835	1,803	13,183	18,821	6,708	25,529

Effect of change in method of accounting for the investment in the Nortel Inversora Group	—	—	—	—	(837)	(837)
Dividends paid (Euro 0.3125 per ordinary share and Euro 0.3238 per savings share)	—	—	(2,309)	(2,309)	(788)	(3,097)
Exercise of stock options	1	9	—	10	—	10
Contribution by stockholders’	—	—	128	128	102	230
Cancellation of treasury stock and re-denomination of capital stock in Euro	187	—	(898)	(711)	—	(711)
Entel Chile group acquisition	—	—	—	—	358	358
Net difference arising on the translation of foreign currency financial statements and other minor adjustments	—	—	(349)	(349)	(166)	(515)
Net income (loss)	—	—	(2,068)	(2,068)	410	(1,658)

BALANCES AS OF DECEMBER 31, 2001	4,023	1,812	7,687	13,522	5,787	19,309

Dividends paid (Euro 0.3125 per ordinary share and Euro 0.3237 per savings share)	—	—	(2,306)	(2,306)	(941)	(3,247)
Extraordinary distribution of reserves	—	—	(987)	(987)	(711)	(1,698)
Exercise of stock options	1	8	—	9	—	9
Contribution by stockholders’	—	—	—	—	49	49
Transfers between reserves	—	1,218	(1,218)	—	—	—
Net difference arising on the translation of foreign currency financial statements and other minor adjustments	—	—	(867)	(867)	(1,025)	(1,892)
Net income (loss)	—	—	(322)	(322)	619	297

BALANCES AS OF DECEMBER 31, 2002	4,024	3,038	1,987	9,049	3,778	12,827

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Form And Content of the Consolidated Financial Statements

The consolidated financial statements of Telecom Italia S.p.A. (“Telecom Italia”) and its consolidated subsidiaries (collectively the “Group”) are prepared on the basis of the accounts of Telecom Italia and the financial statements of the individual consolidated companies as of December 31, 2002 as approved by their respective Boards of Directors, adjusted, where necessary, to conform with the accounting policies adopted by Telecom Italia. The accounting policies are consistent with the Italian law related to consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (collectively, “Italian GAAP”).

Italian GAAP differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The effects of these differences on stockholders’ equity as of December 31, 2001 and 2002 and on consolidated net income (loss) for each of the three years in the period ended December 31, 2002 are set forth in Note 26.

The consolidated financial statements and related notes as presented herein reflect certain reclassifications and disclosures to conform to an international presentation format, which differs from Telecom Italia’s financial statements and disclosures which are prepared in accordance with Italian legal requirements. The format presented does not result in any modification of stockholders’ equity and net income (loss) as reported on an Italian GAAP basis.

The consolidated financial statements of the Group include the accounts of Telecom Italia, and all subsidiaries (other than subsidiaries not material to the Group) in which the Group holds, directly or indirectly, more than 50% of the voting capital or has dominant influence (effective control) of the entity. The equity method of accounting is used for affiliated companies and other investments in which the Group has significant influence; generally this is represented by a level of voting control of at least 20% and not more than 50%. The purchase price paid over the fair value of the net assets acquired for affiliates and equity investees is amortized over a useful live of not more than 15 years. Investments held at a less than 20% level are accounted for at historical cost. The Group has made substantial acquisitions and disposals over the past three years that have had an impact on the comparability of the accompanying financial statements. To assist the reader of these financial statements and related notes with comparability, the Group has disclosed certain financial information throughout these footnotes to highlight those changes. Effective in 1999, Telecom Italia was acquired by Olivetti S.p.A. (“Olivetti” or “Parent”), an Italian company. As of December 31, 2002 Olivetti owned 54.94% of Telecom Italia ordinary shares. On March 11, 2003, the Boards of Directors of Telecom Italia and Olivetti met to discuss a plan to merge the Group into Olivetti. On April 15, 2003, the Boards reconvened and agreed to proceed with the Merger. The shareholders’ of both companies have since authorized the proposed Merger, the details of which are further discussed in Note 25—Subsequent events, in these financial statements.

Beginning with the consolidated financial statements for the year ended December 31, 2001, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 was proportionally consolidated as permitted by art. 37 of Legislative Decree No. 127/1991, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group had been accounted for by the equity method. The equity method of accounting for this investment provides a better representation since Telecom Italia owns a 50% voting interest in Nortel Inversora, which holds a 54.74 % interest in Telecom Argentina (the operating company) resulting in Telecom Italia indirectly owning 27.37% of the voting shares of the operating company, Telecom Argentina. This accounting change affected the classification of various amounts in the financial statements but had no effect on consolidated stockholder’s equity of the Telecom Italia Group at January 1, 2001 nor on its consolidated net income (loss) for any period presented. However, it did have an effect on the classification of financial statement line items in the consolidated balance sheet and statement of operations. The tabulation below shows the effects on certain statement of operations line items if the accounting change were applied retroactively to 2000.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Increase (decrease)—Amounts in millions of Euro

Year ended December 31, 2000
Statement of operations items
Total Revenues	(1,766)
Operating Income	(364)
Financial income and expense, net	168
Other income and (expense) net	30
Income before income taxes and minorities	(166)
Income Taxes	110
Net income before minority interests	(56)
Minority interest	56

The significant changes in the composition of the Group in recent years are:

•	In February 2002, controlled subsidiary Finsiel S.p.A. accepted the tender offer from Tyche S.p.A. (De Agostini group), for its 18.33% investment in Lottomatica S.p.A. Proceeds for Finsiel were Euro 212 million realizing a gain, which contributed Euro 73 million to the consolidated net result of the Telecom Italia Group.

•	In March 2002, the Telecom Italia Group disposed of its 19.61% stake held by TIM International in BDT (Bouygues Decaux Telecom), parent company of the French operator Bouygues Telecom, generating proceeds of Euro 750 million which contributed Euro 266 million to the consolidated net result of the Telecom Italia Group.

•	On June 28, 2002, TIM International N.V. disposed of its entire 25% stake in the Mobilkom Austria group to Telekom Austria (a company 14.78% owned by Telecom Italia International as of December 31, 2002), generating proceeds of Euro 756 million and realizing a gain, which contributed Euro 64 million to the consolidated net result of the Telecom Italia Group.

•	In June 2002, IT Telecom S.p.A. purchased the 50% investment in Webegg S.p.A. held by Olivetti S.p.A. for consideration of Euro 57.5 million. As of December 31, 2002, Webegg S.p.A. is held by IT Telecom S.p.A. (69.8%) and Finsiel S.p.A. (30.2%). The Webegg Group is an Internet consulting company.

•	On July 31, 2002, Finsiel disposed of its 100% stake in Sogei to the Ministry of Economy and Finance, which had the effect of reducing the Telecom Italia Group net financial debt by Euro 176 million (defined as long-term debt and short-term debt less cash and cash equivalents, marketable debt securities and financial receivables).

•	On August 1, 2002, the Telecom Italia Group concluded the sale of Auna to Endesa, Union Fenosa and Banco Santander Central Hispano. The transfer of the entire 26.89% interest held by the Group resulted in proceeds of Euro 1,998 million and contributed Euro 1,033 million to the consolidated net result of the Group.

•	On August 1, 2002, Telecom Italia sold the 40% interest held in Telemaco Immobiliare to Mirtus, an indirect subsidiary of the American real estate fund Whitehall promoted by the Goldman Sachs group, for net proceeds of Euro 192 million. The net gain realized by the Telecom Italia Group was Euro 64 million.

•	On August 2, 2002, Telecom Italia purchased 86% of EPIClink S.p.A. for a price of Euro 60.2 million. The shares were sold by Edisontel S.p.A. (30.3%), Pirelli S.p.A. (25.3%), IntesaBci S.p.A. (20%), E_voluzione (8%) and Camozzi Holding (2.4%). EPIClink specialized in outsourcing services in Information and Communication Technology (ITC) for small and medium-size businesses. After this transaction, EPIClink’s shareholder base is as follows: Telecom Italia 86%, Pirelli 5%, IntesaBci 5%, Camozzi 2% and E_voluzione 2%. Telecom Italia is committed to acquire the residual 14% stake for a total consideration of Euro 10 million.

•	On August 26, 2002, the Telecom Italia Group completed, with the Louis Dreyfus Communication Networks Group (LDCom), the sale of the Group’s investment in 9Telecom and the concurrent

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purchase of approximately 7% of LDCom by the Group. The net impact on the Telecom Italia Group’s results was a loss of Euro 267 million. LDCom is part of the Louis Dreyfus Group, a leading French holding company with international operations in telecommunications, energy, oil, maritime and agricultural commodities trading.

•	On August 27, 2002, the Telecom Italia Group reached agreement with the other shareholders in Solpart Participações (which has indirect control of Brasil Telecom) to reduce its own stake in Solpart (from 37.29% to 19% of ordinary share capital) through a sale of 18.29% of the ordinary share capital to Timepart Participações and to Techold Participações. This reduction was carried out to overcome regulatory constraints which had prevented TIM´s local subsidiaries from commencing commercial operations of its GSM 1800 service. As soon as legally possible, the Telecom Italia Group intends to return to its previous investment position. To this extent option rights have been granted to all parties.

•	In August 2002, TIM International N.V., a subsidiary of TIM, purchased from the Verizon Europe Holding II group, a 17.45% stake in the share capital of Stet Hellas, in which it already owned a 63.95% interest, for a price of Euro 108 million. The transaction, which in effect makes TIM International N.V. the only industrial partner and strategic shareholder in the company, falls within the framework of the Group’s strategy to rationalize its international portfolio and consolidate its position in the Mediterranean Basin.

•	On October 1, 2002, Telecom Italia signed an agreement with the News Corporation group (“News”), partner of Telecom Italia in Stream, and Vivendi Universal (“Vivendi”), current shareholder of Tele+, in order to allow Stream to purchase Tele+ and to subsequently create a single Italian pay-TV company on one platform.

On April 30, 2003, following the approval by the competent authorities, the agreement with News Corporation announced in October 2002 was concluded. The new company arising from the integration between Stream and Tele+ has been named SKY ITALIA and Telecom Italia paid approximately €30 million for the transaction. The company is held by Telecom Italia (19.9%) and News Corporation (80.1%).

•	On October 7, 2002, TIM finalized the preliminary contract signed on August 7, 2002 with Blu S.p.A. shareholders for the purchase of 100% of the company, subsequently merged with TIM S.p.A. The deed of merger was registered on December 18, 2002; on the same date the definitive price of Euro 84 million was established. The merger became effective on December 23, 2002.

•	On October 29, 2002, the transaction envisaged by the framework agreement between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds was finalized, allowing the integration of certain of the real estate properties of the companies involved, as well as the entities that provide real estate services to the same companies or to their subsidiaries.

Under the framework agreement the Group transferred assets to Tiglio I and Tiglio II in various corporate forms. The market value of these assets was Euro 1,360 million, of which Euro 50 million was related to Seat Pagine Gialle and approximately Euro 1,310 million to real estate from Telecom Italia. The transaction had a net impact on the consolidated statement of operations of approximately Euro 150 million for the Telecom Italia Group.

•	In November 2002, Telecom Italia finalized the agreement that was initially signed on August 2, 2002 with Finmeccanica for the sale of Telespazio. The total impact on the net financial debt of the Telecom Italia Group was Euro 239 million with a net gain for the Group of Euro 36 million.

•	In November 2002, Telecom Italia International N.V. closed the private placement of 75 million Telekom Austria A.G. shares previously held by the Group. The placement price was set at Euro 7.45 per share, generating gross proceeds of Euro 559 million and a loss of Euro 135 million. After this transaction, Telecom Italia Group’s stake in Telekom Austria decreased from 29.78% to 14.78%.

•	On November 22, 2002, Telecom Italia disposed of its 45% stake in IMMSI to Omniapartecipazioni S.p.A. for a consideration of Euro 69 million.

•

Under the reorganization of the Telecom Italia Group companies in Luxembourg, in October 2002, Sogerim S.A., was absorbed by its sole shareholder Softe S.A., and Huit II was absorbed by its sole shareholder TI Media S.A.. On December 16, 2002, Softe S.A. incorporated TI Media S.A. and the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

new company was merged with TI WEB S.A., which, on the same date, changed its name to Telecom Italia Finance. All the rights and obligations of the merged companies are vested in Telecom Italia Finance.

•	In February 2001, SEAT acquired a 54.5% stake in Consodata S.A. (“Consodata”), a French company listed on Paris’s Nouveau Marché. This acquisition was made through the issuance by SEAT of 63,789,104 of its ordinary shares in exchange for Consodata shares held by certain funds and management, followed by the contribution by SEAT to Consodata of its business information activity. In June 2001, SEAT exchanged 1,084,913 Consodata shares for a 100% stake in Pan-Adress GmbH, a German company operating in the direct marketing sector. Furthermore, in August 2001, as a result of a public exchange offer through the issuance by SEAT of 95,706,000 of its ordinary shares in exchange for 5,981,625 Consodata shares, SEAT’s stake in Consodata increased to 90.74%. As of December 31, 2002, SEAT’s stake in Consodata was 90.42%. Consodata operates in the business information sector in the French market.

•	In April 2001, SEAT increased its total stake in Telegate A.G. to 64.53% after acquiring Telegate Holding’s remaining 48.63% share capital. The acquisition was effected by SEAT issuing 150,579,625 of its ordinary shares in exchange for Telegate Holding shares. As of December 31, 2002, SEAT holds a 78.44% stake in Telegate A.G Telegate operates predominantly in Germany in the Directory Assistance sector.

•	In August 2001, subsidiary Huit II exchanged 186,000,000 Seat Pagine Gialle shares for 100% of ISM, a company that holds 33.3% of the share capital of Matrix. After this transaction, the Telecom Italia Group controls Matrix, a company that operates in the Internet sector.

•	In December 2001, Telecom Italia’s stakes in the former satellite consortia companies Eutelsat, Intelsat, Inmarsat and New Skies Satellites were transferred to a new company (Mirror International Holding S.a.r.l., “Mirror”), of which 70% was subsequently acquired by the Lehman Brothers Merchant Banking II L.P. closed fund with a minority stake acquired by Intesa BCI and Interbanca. As a result of the sale, Telecom Italia received Euro 450 million in cash and recorded in the consolidated financial statements a capital gain, before taxes, of Euro 170 million. The remaining interest in Mirror is accounted for using the equity method of accounting.

•	In April 2000, Telecom Italia purchased 50 million of Telecom Italia Mobile (“TIM”) ordinary shares at a price of Euro 636 million, in order to increase its own interest in the company.

•	In June 2000 the Group and Globo Organizacoes signed a strategic agreement in the Internet sector. The agreement involved the acquisition by Telecom Italia of 30% of the registered capital of GLB Servicos Interativos, an Internet company belonging to Globo Group, for U.S.$ 810 million cash. The stake was sold back to Globo Group for U.S.$ 15 million in 2003.

•	In November 2000 Telecom Italia, through its French subsidiary 9Télécom Reseau S.A., completed its acquisition of 95.5% of Jet Multimedia S.A., the French hosting services company. Total cash consideration was Euro 810.65 million.

•	In November 2000, TIM acquired a 56.6% stake in Corporacion Digitel S.A., a Venezuelan mobile operator. The amount paid for this acquisition was approximately U.S.$ 363 million. As of December 31, 2002, TIM holds 66.56% of Corporacion Digitel’s share capital (including an additional stake of 10% acquired in 2002 for Euro 32 million).

•	In November 2000, TIM acquired a further 37.96% stake in Maxitel S.A., the Brazilian wireless operator with a B-Band license, operating in the northeastern states of Minas Gerais, Bahia and Sergipe. The aggregate amount paid to acquire the stake was approximately U.S.$ 240 million. As of December 31, 2002, TIM holds 100% of Maxitel’s share capital.

•	In November 2000, Telecom Italia tendered its 49.1% stake in Sirti S.p.A. into the public tender offer of Wiretel S.p.A. Telecom Italia received total consideration of Euro 162 million for its stake.

•	In November 2000 Telecom Italia and Seat Pagine Gialle (“SEAT”) completed the demerger of Telecom Italia by way of transfer to SEAT of 8.168% of the share capital of Tin.it S.p.A., owned 100% by Telecom Italia, and the subsequent merger of the remaining 91.832% of Tin.it with SEAT. As of December 31, 2002 Telecom Italia owns, directly and indirectly, approximately 55% of SEAT’s ordinary share capital.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	On December 1, 2000, Telecom Italia contributed a going concern, including a portion of its real estate portfolio to IM.SER. S.p.A., and subsequently sold 60% of this company to a consortium of real estate investors. As a result of the transaction, Telecom Italia received approximately Euro 2.7 billion in cash and retained a 40% interest in IM.SER.

•	On December 6, 2000, Telecom Italia sold 80.1% of its wholly owned subsidiary Italtel S.p.A. to a group of investors led by Clayton, Dubilier & Rice and Cisco Systems. The Group still maintains an approximate 19% interest in Italtel.

•	On December 18, 2000 the Group signed an agreement to bring its investment in Entel Chile to 54.76% by acquiring the shares held by the Chilquinta and Matte groups for cash. The overall cost of the acquisition was U.S.$ 905 million. The Entel Chile group operates in the sectors of fixed and mobile telephone services, data-transmission and Internet-access services.

As a result of such changes:

•	the following operations disposed of during the fiscal year 2002 have been consolidated in the statement of operations as follows: the 9Telecom group for the period from January 1, 2002 to June 30, 2002; the Telespazio group for the period from January 1, 2002 to September 30, 2002 and the company Sogei for the period from January 1, 2002 to June 30, 2002;

•	the groups Seat Pagine Gialle, Jet Multimedia, Mageos Explorer and Maxitel and the companies Corporacion Digitel and Eustema, whose balance sheets were only consolidated as of December 31, 2000, in 2001 have been fully consolidated line-by-line, including the statement of operations; and

•	Sirti group and Italtel group, disposed of during the last part of fiscal 2000, were consolidated in the statement of operations for the period from January 1, 2000 to September 30, 2000.

The consolidation principles applied by Telecom Italia are as follows:

•	The assets and liabilities of the companies consolidated on a line-by-line basis are included in the consolidated financial statements after eliminating the carrying value of the investments against the related stockholders’ equity.

•	Differences arising on elimination of the investments against the fair value of the related stockholders’ equity of the subsidiaries at the date of acquisition are treated as follows:

•	if positive, they are recorded as “goodwill” in intangible assets and amortized on a straight line basis over the period estimated to be benefited and, in any case, not more than a period of 15 years;

•	if negative, they are recorded in stockholders’ equity as “consolidation reserve”, or, when the amount is due to expectations of unfavorable financial results, to “other liabilities (consolidation reserve for future risks and charges)”.

•	All significant intercompany transactions are eliminated, together with the unrealized intercompany profits included in inventory.

•	Unrealized intercompany profits, included in fixed assets and intangible assets, which arise from intraGroup sales of goods and services at market prices are eliminated, along with the related tax effects. Such sales, net of intercompany profits, are reclassified under the heading of capitalized internal construction costs in the accompanying consolidated statements of operations.

•	Accruals and adjustments made in the individual financial statements of the consolidated companies in accordance with the current tax legislation in order to obtain tax benefits otherwise not obtainable are eliminated.

•	The minority stockholders’ share of the equity and net income (loss) of consolidated subsidiaries, calculated using financial statements reflecting the Group’s accounting principles, are classified separately in the consolidated stockholders’ equity and the statement of operations for the year.

The financial statements expressed in foreign currency have been translated into Euro by applying the average annual exchange rate to the individual items of the statement of operations and the year-end exchange

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rate to the items of the balance sheet. The difference arising from the translation of beginning stockholders’ equity and the net result for the year at the year-end exchange rate is recorded in the reserves under consolidated stockholders’ equity.

For those consolidated subsidiaries and affiliated companies that use inflation accounting to eliminate distorting effects of inflation on the financial statements, these inflation adjusted financial statements have been translated at the year-end exchange rates for inclusion in the consolidation. The companies in the Group that apply inflation accounting principles are Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.R.L. (Romania), Is TIM Telekomunikasyon Hizmetleri A.S. (Turkey) and Teco Soft Argentina S.A. (Argentina).

Note 2—Regulation

The legal framework for the regulation of the telecommunications sector in Italy has been extensively revised in recent years. This revision includes the liberalization of substantially all telecommunication services including the provision of fixed public voice telephony services and the operation of networks to support the provision of such services, which were opened to competition as of January 1, 1998. Most importantly, the legal framework for regulation of the telecommunications sector in Italy has been completely transformed through the formation of the National Regulatory Authority (“NRA”) in accordance with the Maccanico Law, which implemented the Framework Law, and the adoption of the Telecommunications Regulations by the Italian Government pursuant to Law No. 650 of December 23, 1996 (“Law 650”) and Law No. 189 of July 1, 1997 (“Law 189”) to implement a number of EU directives in the telecommunications sector. The Telecommunications Regulations became effective on October 7, 1997, and have been implemented by specific regulations. The Framework Law in general is aimed at:

•	ensuring the improvement of competition and efficiency in the telecommunications sector;

•	establishing adequate quality standards;

•	ensuring access to telecommunications services in a homogeneous manner throughout Italy;

•	defining a clear and transparent tariff system on the “price cap” method which, pursuant to the Maccanico Law, applied to Telecom Italia’s fixed public voice telephony services for up two years from August 1, 1997 (which price cap method was extended by the NRA from August 1, 1999 to December 31, 2002); and

•	protecting the interests of consumers and users.

The Telecommunications Regulations completed the liberalization of the provision of all telecommunications services and the operation of all telecommunications networks in Italy, effective from October 7, 1997, except for the provision of fixed public voice telephony services and the operation of telecommunications networks to support provision of such services, which were liberalized as of January 1, 1998. Restrictions on other operators providing telecommunications services, other than fixed public voice telephony services and the operation of telecommunications networks, had been lifted by several previous measures.

The Telecommunications Regulations contain provisions concerning:

•	the granting of general authorizations or individual licenses to provide telecommunications services;

•	universal service obligations and the mechanism for funding the net cost of such obligations;

•	special obligations imposed on operators having significant market power, including the determination of interconnection charges using principles cost orientation;

•	numbering, carrier selection and number portability;

•	right of way; and

•	the essential requirements that must be complied with in the provision of services and when interconnecting between public telecommunications networks.

The NRA has established and will continue to establish detailed regulations governing the telecommunications sector and will monitor their application, while the Ministry of Communications will retain the responsibility for defining telecommunications policy in Italy.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2000, 2001 and 2002 the NRA adopted numerous resolutions in order to implement and detail general framework regulation. In particular, implementing regulations on carrier preselection, interconnection and local loop unbundling/shared access were adopted.

New European Regulatory Framework, that was published on April 2002 and will be transposed in National Laws by July 2003, will change the nature of regulatory and competitive markets, through increased liberalization and a decrease of ex ante regulation. Converging markets’ regulation will be privileged.

Note 3—Accounting policies

The principal accounting policies applied are as follows:

Securities

Debt securities included under current assets are valued at the lower of cost of acquisition or net realizable value based on market prices.

Debt securities acquired under “repurchase agreements”, for which the obligation exists to resell them at maturity, are included at purchase cost under current assets. The difference between the sales price and the purchase price is allocated to the statement of operations as it accrues.

Debt securities classified under non current assets (other assets) are held to maturity and recorded at purchase cost adjusted for the unamortized discount or premium. They are also adjusted for any permanent impairment in value.

Equity investments considered long-term in nature are recorded under non current assets (other assets) or, if acquired for subsequent sale, recorded under current assets.

Equity investments included under current assets, consisting mainly of shares of consolidated listed subsidiaries anticipated to be sold, are stated at the lower of cost and realizable value, based on the year-end stock market prices.

Contracts for the loan of equity securities are represented in the financial statements as two functionally related transactions: a loan and a repurchase transaction on the securities with the obligation of the borrower to resell them at maturity. Accordingly, “other current assets” and “short term debt” include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract.

Other long-term equity investments are recorded at acquisition or subscription cost, including incidental costs, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of long-term equity investments is written down and the impairment in value in excess of the corresponding carrying value is recorded under “reserves and other liabilities—other liabilities (reserve for contract and other risks and charges)”.

Write-downs of securities are reversed if the reason for the write-down no longer exists, but in no event can the subsequent reversal of the previous write-down exceed the prior carrying value.

Accounts receivable and payable

Accounts receivable and payable are recorded at their nominal value. Where required, provision is made to write-down the receivables to their estimated realizable value.

An estimate is made for doubtful receivables based upon a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies have been recorded at the exchange rate in effect at the date of the transaction; such assets and liabilities denominated in foreign currencies are remeasured at the prevailing rate at the balance sheet date, taking into consideration the hedging contracts, and any resulting unrealized losses are charged to the statement of operations as “financial expense” and unrealized gains are credited to the statement of operations as “financial income”.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the LIFO method for raw materials and finished products, the manufacturing cost for work in progress and semi-finished products and the weighted average method for purchased finished goods. Provision is made for potential losses on obsolete or slow-moving raw materials, finished products and other inventories, taking into account their expected future use and estimated realizable value. Contracts covering less than 12 months are valued using the actual manufacturing cost, while long-term contracts are accounted for using the percentage of completion method. Provision is also made for estimated losses on completion and any other related risks on long-term contracts.

Accruals and deferrals

These items are recorded on the accrual basis.

Fixed assets

Fixed assets are stated at purchase or construction cost plus accessory costs and directly attributable expenses. The values are periodically adjusted in those jurisdictions where the assets are located that allow or require monetary revaluations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets using the following annual rates applied to the historical or revalued costs:

Buildings	3 - 7%
Telecommunication system and equipment	3 - 33%
Machinery and installation	20 - 33%
Industrial and commercial equipment	15 - 25%
Other fixed assets	6 - 33%

Construction in progress is stated at cost. Ordinary repair and maintenance costs are charged to the statement of operations in the year they are incurred. Alterations and major overhauls that extend the life or increase the capacity of the asset are capitalized.

Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the accounts with any resulting gain or loss reflected in the statement of operations.

Capital grants

Capital grants provided by the Italian government or other public agencies in connection with investments in fixed assets are recorded in the year the grant is formally approved and, in any event, when the right to their receipt is definite. The grants are not subject to any restriction as to use and may not be reclaimed by the government. Capital grants are included in deferred income and recorded in the statement of operations in connection with the gradual depreciation of the assets they refer to.

Intangible assets

Intangible assets are recorded at cost and amortized on a straight line basis over the period of expected future benefit as follows:

Licenses, trademarks and similar rights	Contract duration (*)
Goodwill	Years to be benefited
Software	Principally in 3 years
Leasehold improvements	Shorter of the lease agreement or useful life

(*)	Except that, telecommunications licenses are amortized for not more than 15 years.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software costs capitalized represent only those costs associated with the development of new software or the enhancement of software when additional functionality is provided. The Company applies the same policy in accounting for web site development costs and for costs of computer software developed or obtained for internal use. All costs of maintaining existing software, costs for the enhancement of software that does not provide for additional functionality, and costs pertaining to the preliminary stage of software development are expensed as incurred.

Write-down of long-lived assets

The Group periodically evaluates potential impairment loss relating to long lived assets (fixed assets, intangible assets, including goodwill, and equity investees) when a change in circumstances occurs by assessing whether a permanent diminution in value has occurred. Impairment is recognized if the recoverable amount falls below its carrying value. In that event, an impairment loss is recognized based on the amount by which the net carrying value exceeds the recoverable amount, pursuant to Article 2426, Section 1, item 3 of the Italian Civil Code. Write-downs are reversed if the reason for the write-down no longer exists.

Employee termination indemnities

The amount of this reserve is determined in accordance with current laws and collective bargaining agreements.

The reserve for termination indemnities shown in the consolidated financial statements reflects the total amount of the indemnities, net of any advances taken, that each employee in the Italian consolidated companies would be entitled to receive if termination were to occur as of the balance sheet date.

Reserves for risks and other charges

Reserves for risks and other charges are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Research and development costs

Research and development costs are charged to the statement of operations as incurred. In 2000, 2001 and 2002 gross research and development costs charged to income (before revenue grants) amounted to Euro 269 million, Euro 138 million and Euro 121 million, respectively.

Revenue grants

Revenue grants represent contributions against operating costs mainly provided by the government or other public agencies in connection with research and development costs. They are recorded in the statement of operations in the year they are formally approved and in any event when the right to their receipt is definite. These grants are not subject to any restriction as to use and they may not be reclaimed by the government. Revenue grants are included in other income and are recorded as part of total revenues in the accompanying statement of operations.

Recognition of revenues and expenses

Revenues and expenses are recorded on the accrual basis.

Revenues are recorded in the statement of operations as follows:

i)	for telecommunication services companies (both fixed and mobile providers), in the year in which the services are provided. Revenues from telecommunication traffic are reported gross of the share

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

belonging to other operators and service providers which are reported, for the same amount, under operating expenses (other external charges).

Certain revenues deriving from fixed telephone and mobile services are billed in advance and are recognized when services are provided. Revenues deriving from other telecommunications services, principally network access, long distance, local and wireless airtime usage, are recognized based on minutes of traffic processed or contracted fee schedules. Revenues from installation and activation activities are recognized at the date of the installation or activation.

The revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by customers, as this is considered to be a separate earnings process from the sale of wireless services;

ii)	for IT software and services and other activities, on the basis of the services rendered during the year; and

iii)	revenues of the Internet and Media segment are primarily derived from advertising and publishing, sale of office and related products, and internet access and related services. Revenues from the sale of advertising and publishing are recognized in the statement of operations according to the date of publication, which corresponds to the time at which the directories are printed and delivered. Advertising revenue from on-line services is recorded on the date the on-line advertisement is posted to the related web site and advertising revenue from television is recorded on the date at which the advertisement is shown. Revenues from the sale of office and related products are recognized when title transfers, which generally corresponds to the date when products are shipped. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded. Revenues from internet access and related services, primarily subscription services, are recognized over the subscription period on a straight line basis.

Capitalization of interest policy

Interest on construction projects is capitalized when specific borrowings can be attributed to the project.

Income taxes

The companies within the Group are required to pay taxes on a separate company basis. Income taxes currently payable, recorded in accrued income taxes, are provided on the basis of a reasonable estimate of the tax liability for the year of all consolidated companies.

The Group also recognizes deferred income tax assets and liabilities that are determined under the liability method. Deferred income taxes represent the tax effect of temporary differences between the tax and financial reporting bases of assets and liabilities, using enacted tax rates, and the expected future benefit of net operating loss carry-forward. The tax benefit of tax loss carry-forwards is recorded only when there is a reasonable expectation of realization.

Deferred tax assets and deferred tax liabilities are offset, whenever allowed by local tax laws.

No deferred taxes are established on certain equity reserves, as management’s intent is not to distribute these reserves. Taxes would need to be provided for on these reserves if management expects to utilize or distribute them in the future.

Accounting for leases

Assets covered by finance lease contracts are recorded in fixed assets and depreciated from the date of the lease contract. The corresponding liability is allocated between short and long term debt. The interest element of the finance lease and the depreciation charge are recorded in the statement of operations. Depreciation is calculated on the same basis as that for similar owned assets.

All other leases are accounted for as operating leases.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial derivatives

Financial derivative contracts are used by the Group to hedge exposure to interest rate and foreign currency exchange risks. They are valued consistently with the underlying asset and liability positions and any net expense connected with each single transaction is recognized in the statement of operations.

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of operations in “financial income” or “financial expense” based on the accrual principle.

For financial instruments used to hedge exchange rate risks, the cost (or “financial component” calculated as the difference between the rate at the date of entering into the contract and the forward rate) is recorded in the statement of operations in “financial income” or “financial expense” based on the accrual principle.

Securitization of accounts receivables

Upon the sale of receivables to TI Securitization Vehicle S.r.l. (or the “Vehicle”), the underlying receivables are removed from the balance sheet. The difference between the carrying value of the receivables sold and the consideration received (including the deferred consideration under the deferred purchase price) is charged on the accrual basis to the consolidated statement of operations in “other external charges” or in “financial expense”. All expenses to initiate and operate the program are charged to “other external charges”. The notes issued under the program are not included in the consolidated balance sheet of Telecom Italia, as they are considered to be legal obligations of the Vehicle (see also Note 5).

Note 4—Cash and cash equivalents and marketable securities

Cash and cash equivalents

	As of December 31,
	2001	2002
	(millions of Euro)
Bank and postal accounts	757	1,251
Cash and valuables on hand	5	4
Receivables for sales of securities	3	55

	765	1,310

Bank and postal accounts consist mainly of funds on deposit in Italian and foreign banks in current accounts. Euro 300 million, due in the first months of 2003, are reserved for the creditors of Telesoft due to its merger and absorption in IT Telecom, for the creditors of Blu due to its merger and absorption by TIM and for the creditors of the companies H.M.C. Broadcasting and H.M.C.Produzioni for their mergers and absorption in TV Internazionale. Euro 198 million are reserved for a guarantee provided by Royal Bank of Scotland on behalf of Mediobanca in the interest of Is TIM. Therefore, as of December 31, 2002 a total of Euro 498 million in cash was restricted.

Marketable securities

	As of December 31,
	2001	2002
	(millions of Euro)
Marketable equity securities	256	171
Marketable debt securities	1,935	278

	2,191	449

As of December 31, 2002, marketable equity securities include Euro 170 million (Euro 247 million as of December 31, 2001) of listed shares in otherwise consolidated subsidiaries. The reduction from December 31, 2001 is mainly attributable to the write-down of TIM shares (Euro 75 million) to their market value.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Marketable debt securities consist of bank certificates of deposit held by the Tele Nordeste Celular group and of bonds held by TI Finance. The decrease of Euro 1,657 million from December 31, 2001 is essentially attributable to Softe and Sogerim, which, before their merger into TI Finance, reduced their bond portfolios.

The carrying values of both marketable equity and debt securities have been written-down by Euro 177 million to reflect market values at year end.

Note 5—Receivables

	As of December 31,
	2001	2002
	(millions of Euro)
Trade	8,711	8,738
Reserve for bad debt	(808)	(830)

	7,903	7,908
Unconsolidated subsidiaries	33	46
Affiliated companies	567	209
Parent company	1	2

	8,504	8,165

Gross trade accounts receivable at December 31, 2002 totaled Euro 8,738 million and consist, for the most part, of receivables for telecommunications services. Receivables are adjusted to estimated net realizable value through write-downs. Such write-downs mainly relate to other telecommunications companies. Trade accounts receivable are primarily held by Telecom Italia (Euro 3,753 million), TIM (Euro 1,404 million) and Seat Pagine Gialle group (Euro 894 million).

This caption also includes Euro 1,107 million of receivables from other telecommunications carriers and Euro 113 million of services to be performed by Seat Pagine Gialle representing the advertising commitments undertaken and invoiced by the company for directories that will be published in 2003. The same amount is recorded in payables, trade and other as deferred revenue.

In 2002, Telecom Italia S.p.A., Seat Pagine Gialle S.p.A. and TIM S.p.A. sold trade accounts receivables under non-recourse factoring arrangements for a total of Euro 3,843 million (Euro 3,297 million in 2001, only related to TIM S.p.A.). At December 31, 2002, receivables sold and not yet due totaled Euro 573 million (Euro 106 million as of December 31, 2001).

During 2001, Telecom Italia began a program (the “Program”) for the securitization of receivables generated by the services rendered to the customers of the Telecom Italia Domestic Wireline (TIDW) business unit and the customers of Path.Net (a wholly-owned subsidiary of Telecom Italia, which provides telephone services to the Public Administration). A first tranche of Euro 700 million of Notes was issued in June 2001 by the Vehicle, a non-consolidated special purpose vehicle for the Program which operates under Law No. 130/1999. The Program allows for the possibility of successive issues of notes, all with the same rights and risk profile, up to a total maximum amount of Euro 2 billion. This program continued in 2002.

The Program, regulated by the aforementioned law, allows the transfer of trade receivables, on a non-recourse basis, between Telecom Italia and Path.Net (assignors) and the Vehicle (assignee). The cash flows from the trade accounts receivable covered by the Program constitute the funds that the securitization vehicle uses to pay the interest and the principal to the note holders. Within the framework of the Vehicle’s disbursement plans and the time frame for the collection of the receivables, the sums received are also used to purchase new receivables generated by the normal operating activities of the assignors.

The price for this transaction, equal to the nominal value of the receivables, less a discount which takes into account the expenses that the Vehicle must bear, is paid to the respective assignor partly as an advanced purchase price, at the time of sale, and partly as a deferred purchase price. The deferred portion, which constitutes the credit enhancement under the Program, is paid to the assignor each time new receivables are sold, subject to the collection of the receivables, and is calculated by the rating agencies on the basis of pre-established estimates of

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the collection times and the amounts of the credit notes that will eventually be issued. Such estimates, and therefore also the deferred purchase price, is adjusted monthly on the basis of the effective performance of the receivables (i.e., a dynamic credit enhancement).

As regards the risk of non-collectibility, the respective assignor is responsible for the ultimate recovery from the debtors on the receivables sold, up to the limit of the amount of the deferred purchase price. The Vehicle would absorb any amounts over the deferred purchase price.

The first issue of notes backed by the securitization of receivables (called Series 2001-1) for a total of Euro 700 million, was divided into three classes having the following characteristics:

•	Class A1: Euro 100 million variable rate notes denominated in Euro with a maturity of approximately 18 months (maturing January 25, 2003) with a margin of 19 basis points over the 3-month Euribor;

•	Class A2: Euro 150 million variable rate notes denominated in Euro with a maturity of approximately 3 years (maturing July 25, 2004) with a margin of 27 basis points over the 3-month Euribor;

•	Class A3: Euro 450 million variable rate notes denominated in Euro with a maturity of approximately 5 years (maturing July 25, 2006) with a margin of 34 basis points over the 3-month Euribor.

These notes have been rated by Fitch, Moody’s and Standard & Poor’s at AAA/Aaa/AAA, respectively. The high ratings reflect the quality and diversification of the underlying receivable portfolio, the element of over collateralization represented by the dynamic credit enhancement, the legal structure of the transaction and other qualifying aspects of the program. The total amount of the trade accounts receivable sold under the securitization transactions in 2002 was Euro 9 billion (Euro 5.9 billion in 2001) and solely referred to receivables from residential customers generated by Telecom Italia. As of December 31, 2002, the receivables sold and not yet collected amounted to Euro 849 million (Euro 877 million as of December 31, 2001), of which Euro 757 million (Euro 684 million as of December 31, 2001) were not yet due.

The securitization and the factoring transactions led to an improvement in consolidated net financial debt as of December 31, 2002 of Euro 1,038 million (Euro 848 million as of December 31, 2001), of which Euro 826 million was due to the securitization Program.

Under the securitization Program, the Vehicle can invest the temporary excess liquidity from the Program by lending the excess cash to Telecom Italia. As of December 31, 2002, the balance of such loans to the Group totaled Euro 165 million (Euro 168 million as of December 31, 2001). The Group has recorded these amounts as financial payables included under “short term debt” in the accompanying consolidated balance sheet.

Note 6—Inventories

	As of December 31,
	2001	2002
	(millions of Euro)
Raw materials and supplies	22	19
Purchased finished goods	253	202
Work in progress and semi-finished products	6	8
Finished products	2	2
Long and short-term contracts	352	179
Advances to suppliers	1	1

	636	411

Inventories of Euro 193 million (Euro 245 million as of December 31, 2001) are held by companies providing telecommunications services, and Euro 170 million (Euro 234 million as of December 31, 2001) are held by companies providing information technology services and Euro 48 million are held by the Seat Pagine Gialle group and other minor subsidiaries. The reduction from December 31, 2001 is mainly attributable to the disposals of Sogei and the Telespazio Group (a decrease of Euro 133 million).

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Other current assets

	As of December 31,
	2001	2002
	(millions of Euro)
Receivables from banks and other loans	591	648
Receivables from national government and public agencies for subsidies and contributions	45	68
Cash receipts in transit	95	98
Tax receivables	1,544	1,262
Deferred tax assets	949	2,131
Prepaid expenses	364	274
Accrued income	152	39
Other	900	861

	4,640	5,381

Receivables from banks and other loans are mainly related to the deferred purchase price due from the securitization Vehicle (Euro 370 million) and amounts due from financial institutions for the lending of Seat Pagine Gialle shares (Euro 176 million) by Telecom Italia. These shares continue to be consolidated for financial reporting purposes. As required by the Bank of Italy regulations, an offsetting debt is recorded against the receivable from the financial institution. Such agreements were concluded during the months of February and March 2003.

The Euro 282 million decrease in tax receivables is principally due to lower VAT and current tax receivables for Telecom Italia (a decrease of Euro 596 million), partially offset by the increase in TIM current tax receivables (an increase of Euro 335 million) mainly due to the benefit arising from the merger of Blu into TIM.

Deferred tax assets, including those under Other assets (see Note 10), totaled Euro 3,336 million (Euro 1,410 million as of December 31, 2001), while deferred income tax liabilities amounted to Euro 34 million (Euro 35 million as of December 31, 2001). As a result, net deferred tax assets amounted to Euro 3,302 million (Euro 1,375 million as of December 31, 2001).

The Euro 1,926 million increase in deferred tax assets is mainly due to TIM (an increase of Euro 928 million) and Telecom Italia (an increase of Euro 1,080 million) and is related to the write-downs of equity investees and the provisions to the reserves for risks and charges; deferred tax liabilities are generally associated with deferred gains.

Other current assets include miscellaneous receivables due from the Italian government and other public institutions and advances to personnel.

Note 8—Fixed assets, net

Fixed asset balances, net of accumulated depreciation and write-downs, are detailed as follows:

		As of December 31, 2002
	2001	Cost	Accumulated Depreciation	Net book value
	(millions of Euro)
Land and buildings	2,877	3,563	(1,418)	2,145
Telecommunications systems and equipment, machinery and installations	16,649	56,666	(41,733)	14,933
Industrial and commercial equipment	73	957	(908)	49
Other	731	2,069	(1,392)	677
Construction in progress and advances to suppliers	1,427	1,487	—	1,487

	21,757	64,742	(45,451)	19,291

As of December 31, 2002 fixed assets include leased assets with a net book value of Euro 537 million (Euro 650 million as of December 31, 2001), with a gross value of Euro 696 million (Euro 799 million as of December

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31, 2001) less accumulated depreciation of Euro 159 million (Euro 149 million as of December 31, 2001). In January 2003, some property units leased by Telecom Italia and other Group companies were purchased ahead of schedule.

An analysis of the movements in fixed assets for each of the years is as follows:

	As of December 31,
	2001	2002
	(millions of Euro)
Balance, at beginning of the year	23,425	21,757
Effect of change in accounting for the Nortel Inversora Group	(2,704)	—

	20,721	21,757
Investments in fixed assets	4,254	3,258
Disposals	(172)	(533)
Depreciation(*)	(4,034)	(3,783)
Write-downs	(11)	(88)
Changes in consolidation area	1,345	(313)
Translation adjustments and other	(346)	(1,007)

Balance, end of the year	21,757	19,291

(*)	A breakdown of depreciation is as follows:

	2001	2002
	(millions of Euro)
Buildings	152	147
Telecommunications systems and equipment, machinery and installations	3,542	3,331
Industrial and commercial equipment	34	32
Other	306	273

	4,034	3,783

Translation adjustments amount to Euro 1,154 million, associated with the Mobile segment (Euro 674 million), the Entel Chile group (Euro 305 million), the Entel Bolivia group (Euro 111 million) and other minor subsidiaries (Euro 64 million).

In 2001, changes in consolidation area mainly refer to the inclusion of the Entel Chile group and consolidation of certain of SEAT’s subsidiaries, all of which were acquired in 2001.

For 2000, total depreciation expense was Euro 4,515 million.

A detail of investments in fixed assets by segment during each of the years is as follows:

	2001	2002
	(millions of Euro)
Domestic Wireline	1,949	1,828
Mobile	1,547	1,075
South America	351	201
Internet and Media	82	28
IT Market	19	12
IT Group	111	85

	4,059	3,229
Other activities and intercompany eliminations	195	29

	4,254	3,258

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Intangible assets

	As of December 31,
	2001	2002
	(millions of Euro)
Licenses, trademarks and similar rights	4,452	3,995
Goodwill	9,141	6,612
Software and other rights	1,274	1,256
Leasehold improvements	231	218
Work in progress and advances	874	831
Other	225	140

	16,197	13,052

•	Licenses, trademarks and similar rights decreased by Euro 457 million mainly as a result of the change in the exchange rates of South American countries (a decrease of Euro 650 million). They refer to the Mobile segment for Euro 3,446 million, mainly in respect of the remaining unamortized cost on the UMTS and PCS licenses (of which Euro 2,417 million is TIM), and other Telecom Italia Group companies for Euro 549 million, principally for Indefeasible Rights of Use (IRU) that have been granted to the Group and capitalized.

•	Goodwill decreased by Euro 2,529 million compared to December 31, 2001. This is mainly due to the amortization charge for the period (Euro 844 million), the write-downs of the residual goodwill of Jet Multimedia prior to its disposal (Euro 134 million) and of goodwill relating to Seat Pagine Gialle (Euro 1,544 million, in consideration of the fact that the Group no longer considers its Directories business to be a core, strategic business), Blu (Euro 103 million), Corporacion Digitel (Euro 75 million) and other minor subsidiaries (Euro 47 million) and the negative performances of the Brasilian Real and Chilean Peso as regards goodwill in those currencies (Euro 84 million).

Additions of goodwill for the year 2002 amounting to Euro 369 million (Euro 1,174 million in 2001), mainly for the purchase by TIM of Blu (Euro 103 million), Stet Hellas (Euro 66 million) and Corporacion Digitel (Euro 27 million) and by Telecom Italia of Netesi and EPIClink (Euro 67 million), as well as to the increase of the stake by IT Telecom in Webegg (Euro 24 million).

As of December 31, 2002, the residual value of goodwill mainly refers to:

(millions of Euro)
Seat Pagine Gialle	3,780
TIM	748
Entel Chile	739
Corporacion Digitel	266
TDL Infomedia	252
Holding Media e Comunicazione	163
Other companies	664

Total	6,612

•	Software and other rights principally include software for telecommunications services.

•	Work in progress and advances relate primarily to costs of developing software projects incurred by Telecom Italia, mainly for internal use.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in intangible assets during the year are as follows:

	As of December 31,
	2001	2002
	(millions of Euro)
Balance, at beginning of the year	16,037	16,197
Effect of change in accounting for the Nortel Inversora Group	(466)	—

	15,571	16,197
Goodwill	1,174	369
Other additions	2,736	1,584
Amortization	(2,241)	(2,094)
Disposals	(12)	(57)
Write-downs	(1,308)	(2,004)
Changes in consolidation area, translation adjustment and other	277	(943)

Balance, end of the year	16,197	13,052

In 2002 other additions mainly refer to capitalization of costs for telecommunications software and new licenses and similar rights acquired. The significant write-down in 2002 is substantially related to the Group’s investment in Seat Pagine Gialle.

Note 10—Other assets

	As of December 31,
	2001	2002
	(millions of Euro)
Investments in:
Unconsolidated subsidiaries	18	18
Affiliated companies	4,764	2,051
Other companies	145	217
Advances on future capital contributions	1,659	—

Total equity investments	6,586	2,286
Treasury stock	—	287
Other securities	86	15
Deferred tax asset	461	1,205
Other receivables	847	934

	7,980	4,727

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in affiliated companies decreased by Euro 2,713 million compared to 2001, mainly as a result of the disposals and write-downs of investments made during the year 2002. They are detailed as follows:

	As of December 31, 2001	Additions	Disposals	Valuation using the equity method(*)	As of December 31, 2002
	(millions of Euro)
Auna	690	193	(883)	—	—
BDT	158	—	(158)	—	—
Etec S.A.	551	—	—	(84)	467
GLB Serviços	24	—	—	(11)	13
IM.SER	141	—	(126)	(3)	12
Is TIM	81	—	—	(81)	—
Italtel Holding	65	—	—	(22)	43
Lottomatica	78	—	(78)	—	—
Mirror International	94	—	—	—	94
Mobilkom Austria	544	—	(553)	9	—
Mondus	18	—	(18)	—	—
Netco Redes	125	—	—	(103)	22
Solpart Participaçoes	238	—	(7)	(89)	142
Stream	32	234	—	(247)	19
Telemaco Immobiliare	91	—	(109)	18	—
Telekom Austria	1,460	—	(718)	(34)	708
Telekom Srbija	195	—	—	(8)	187
Tiglio I	—	197	—	—	197
Tiglio II	—	74	—	—	74
Other	179	6	(85)	(27)	73

Total	4,764	704	(2,735)	(682)	2,051

(*)	Includes the share of earnings or losses for the year, amortization of goodwill, change in the scope of consolidation and adjustments on the translation of foreign currency financial statements.

The investments valued by the equity method include the remaining unamortized portion (Euro 504 million, against Euro 1,688 million as of December 31, 2001) of goodwill relating to such investments. Goodwill is mainly associated with Telekom Austria for Euro 315 million and Etec S.A. for Euro 100 million.

As of December 31, 2001, advances on future capital contributions amounted to Euro 1,659 million relating to advances made by Tim International to its Turkish investee, Is TIM. As of December 31, 2002, such advances were completely written-down due to the deteriorating prospects for recoverability of the investment in Is TIM.

Treasury stock refer to 5,280,500 Telecom Italia ordinary shares and to 45,647,000 Telecom Italia savings shares; such shares have been bought under the buyback plan authorized by the Ordinary Telecom Italia Shareholders´ Meeting of November 7, 2001.

Other securities decreased by Euro 71 million from December 31, 2001. They mainly refer to the closed – end equity fund Saturn Venture Partners LLC by TIM and TILab (Euro 9 million) and other investments in securities (Euro 6 million).

Other receivables include the non current portion of the expenses related to the deferral of the premium paid for the put option on the SEAT shares, as well as receivables from affiliated companies, the revalued amount of the tax receivable from the prepayment of the tax on the reserve for employee severance indemnities, loans to employees, loans to third parties and security deposits.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Financial debt

	As of December 31, 2001	As of December 31, 2002
	Total	Denominated in Euro	Denominated in Foreign Currency	Total
	(millions of Euro)
Short-term debt(*)	9,114	4,320	769	5,089
Long-term debt	16,083	13,684	1,334	15,018

Total financial debt	25,197	18,004	2,103	20,107

(*)	Including current portion of long term debt.

Total financial debt fell by Euro 5,090 million compared to the end of 2001, after the payment of dividends and the extraordinary distribution of reserves of Euro 4,945 million.

In particular, the total financial debt as of December 31, 2002 benefited from disposals during the year 2002, net of related expenses, for a total amount of Euro of 4,771 million, mainly in connection with the sale of Auna (Euro 1,998 million), Bouygues Decaux Telecom (Euro 750 million), Mobilkom Austria (Euro 756 million), Lottomatica (Euro 212 million), Sogei (Euro 176 million), Telemaco Immobiliare (Euro 192 million), Immsi (Euro 69 million), Tiglio (Euro 328 million), Telekom Austria (Euro 559 million), Telespazio (Euro 239 million), 9Telecom (an out-flow of Euro 529 million) and other minor investments (Euro 21 million).

At the end of 2000, the Group established a Global Note Program, which allowed for the issuance of a total amount of U.S.$ 12 billion in debt, at various terms, rates and maturities. From time to time, the Group has issued debt under the Global Note Program in order to meet funding requirements and to refinance existing debt.

The portion of financial debt due beyond one year rose from 64% at December 31, 2001 to 75% at December 31, 2002: including in long-term debt its current portion (Euro 2,677 million) the percentage went up to 88% (70% as of December 31, 2001). Such increase is due to the refinancing of the debt with the issue of fixed-rate notes by Telecom Italia S.p.A. for Euro 2,500 million on February 1, 2002, divided into two tranches of Euro 1,250 million each, due, respectively, on February 1, 2007 and February 1, 2012. This issue was made pursuant to the Global Note Program.

Financial debt denominated in foreign currency as of December 31 of each year is as follows:

	In Foreign Currency
	2001	2002	2001	2002
	(millions)		(millions of Euro)
U.S.$	967	1,073	1,097	1,023
GBP	305	271	502	417
BRL (Brazil)	3,235	1,068	1,582	289
CLP (Chile)	538,381	194,807	937	258
NUEVO SOL (Perù)	329	258	109	70
YEN	450	631	4	3

Other			12	43

			4,243	2,103

A grouping of the financial debt by interest rates is as follows:

	As of December 31,
	2001	2002
	(millions of Euro)
Up to 2.5%	988	1,051
From 2.5% to 5%	19,650	8,836
From 5% to 7.5%	2,573	9,143
From 7.5% to 10%	700	462
Over 10%	1,050	439

	24,961	19,931
Non-interest bearing	236	176

	25,197	20,107

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The non-interest bearing financial payables relate to certain agreements entered into by Telecom Italia for the lending of SEAT shares (“prestito titoli”).

Long-term debt as of December 31, 2002 classified by maturity is as follows (in millions of Euro):

2003 (current portion of long-term debt)	2,677
2004	1,877
2005	2,245
2006(*)	5,314
2007	1,841
Beyond 2007	3,741

17,695

(*)	Includes Euro 1,964 million “Opera Notes” puttable from investors in March 2004.

Financial debt consists of the following:

	As of December 31,
	2001	2002
	Total	Long term debt	Short term debt(*)	Total
	(millions of Euro)
Debt to banks	10,235	1,803	3,225	5,028
Debt to other financial institutions	2,163	644	775	1,419
Convertible notes	2,500	1,964	—	1,964
Notes and bonds	8,183	10,511	113	10,624
Payables to affiliates	570	24	382	406
Note payables	220	—	241	241
Suppliers	168	13	8	21
Other	1,158	59	345	404

	25,197	15,018	5,089	20,107

(*)	Including current portion of long term debt.

•	Debt to banks, of Euro 5,028 million, decreased by Euro 5,207 million compared to December 31, 2001. Certain banks borrowings are secured by mortgages for Euro 25 million and liens and pledges for Euro 229 million mainly related to Maxitel. Furthermore, TIM International has pledged Digitel shares as a guarantee for a Credit Facility granted to the same company.

•	Debt to other financial institutions, of Euro 1,419 million, decreased by Euro 744 million compared to December 31, 2001. This debt is related to loans payable by Seat Pagine Gialle (Euro 780 million) to Seat Pagine Gialle Finance S.r.l., a special purpose vehicle, entirely owned by third parties, operating under Law No. 130/99 on securitization, loans payable to Cassa Depositi e Prestiti by Telecom Italia (Euro 284 million) and loans payable by Telecom Italia to the securitization Vehicle (Euro 165 million).

•	Convertible notes include notes issued by TI Finance in an aggregate principal amount of Euro 2,500 million, convertible into TIM or Seat Pagine Gialle shares, with the right of the issuer to pay off the amount due in cash. These are five-year notes and can be redeemed by the note holders before maturity at the end of the third year after issue. Convertible notes decreased by Euro 536 million due to the buy - back and subsequent cancellation of notes by TI Finance.

•	Notes and bonds, which totaled Euro 10,624 million and increased by Euro 2,441 million from December 31, 2001, include the following:

•	on April 10, 2001, notes were issued by TI Finance in an aggregate principal amount of Euro 6,000 million. The issue was divided into three tranches: the first, for Euro 1,000 million principal amount of floating rate notes, maturing on April 20, 2004; the second, for Euro 3,000 million principal amount of fixed-rate notes, maturing on April 20, 2006; the third, for Euro 2,000 million principal amount of fixed-rate notes, maturing on April 20, 2011;

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	on December 21, 2001, Telecom Italia issued floating rate notes of Euro 1,500 million principal amount, maturing June 21, 2005. Telecom Italia can call the notes at an earlier date at par, beginning from the second year and at every interest coupon date thereafter;

•	notes maturing in 2003 issued by the Brazilian subsidiaries Tele Nordeste Celular and Tele Celular Sul for Euro 108 million;

•	notes maturing between 2007 and 2023 issued by Entel Chile for Euro 208 million;

•	notes maturing between 2009 and 2010 issued by the TDL Infomedia Ltd group for Euro 116 million;

•	notes issued by Telecom Italia as part of the Global Note Program on February 1, 2002 for Euro 2,500 million, divided into two tranches of Euro 1,250 million each, at fixed interest rates, maturing, respectively on February 1, 2007 and February 1, 2012;

•	notes 2002—2022 reserved for subscription by employees, in service and retired, of companies directly and indirectly controlled by Telecom Italia with headquarters in Italy, for Euro 192 million.

•	Payables to affiliates, of Euro 406 million, decreased by Euro 164 million compared to the end of 2001 and are related mainly to Teleleasing (Euro 393 million) for financial lease contracts, some of which were redeemed early in January 2003.

•	Notes payable, of Euro 241 million, increased by Euro 21 million and refer to investment certificates maturing in June 2003, issued by Seat Pagine Gialle as part of the securitization transaction with Seat Pagine Gialle Finance S.r.l. (Euro 221 million) and to financial paper with a short-term maturity issued by Telecom Italia (Euro 20 million).

•	Other, of Euro 404 million, decreased by Euro 754 million compared to the end of 2001. The 2002 amounts were mainly due to the financial payables of Telecom Italia (Euro 213 million, of which Euro 176 million represents the loan of Seat Pagine Gialle shares and Euro 32 million for medium/long-term financial debt relating to the agreement reached with the Tax Administration over the assessments received in 2001 by Telecom Italia) and the TIM group (Euro 161 million, relating to the remaining amounts payable on the UMTS licenses acquired in Italy and Greece; such liabilities have considerably decreased as a result of the payment of the residual liability for the purchase of the PCS licenses by Tim Celular).

Note 12—Payables, trade and other

	As of December 31,
	2001	2002
	(millions of Euro)
Advances from customers	388	263
Trade payables	6,058	5,456
Payables to affiliated companies	349	247
Other taxes payable	672	397
Payables to customers	1,650	1,604
Other	1,466	2,133

	10,583	10,100

Advances from customers, which totaled Euro 263 million, decreased by Euro 125 million compared to December 31, 2001.

Trade payables decreased by Euro 602 million from December 31, 2001, mainly as a result of the reduction in payables by Telecom Italia (a decrease of Euro 146 million), the changes in the scope of consolidation (a decrease of Euro 368 million) and the negative performance of the Latin American currencies (Euro 282 million). This item also includes Euro 513 million of amounts due to other telecommunications operators.

Payables to customers consist of deposits paid by customers and pre-billed basic subscriber charges (mainly for January and February 2003), as well as prepaid traffic. The item also includes other liabilities for services to be performed by Seat Pagine Gialle (Euro 113 million) in relation to the delivery of the directories.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other includes payables for the telecommunications license fee totaling Euro 1,394 million (Euro 1,034 million as of December 31, 2001). Telecom Italia and TIM have contested the Ministerial Decree dated March 21, 2000 that introduced Law No. 448/1998, which set forth a new license fee as from January 1, 1999 in lieu of the previous concession fee. Consequently, they did not pay the license fee for the years 2000, 2001 and 2002.

Note 13—Other accrued liabilities

Other accrued liabilities consist of accrued expenses (primarily interest) of Euro 403 million as of December 31, 2001 and Euro 455 million as of December 31, 2002 and deferred income of Euro 797 million as of December 31, 2001 and Euro 855 million as of December 31, 2002. Deferred income includes, among other things, the pre-billed basic charges and rentals of telephone equipment and the unavailable portion of capital grants received.

Note 14—Other liabilities

	As of December 31,
	2001	2002
	(millions of Euro)
Reserve for taxes	154	198
Reserves for pensions and similar obligations	49	32
Reserve for restructuring costs	37	299
Reserve for forward purchase commitments (Put option on SEAT’s shares)	569	1,942
Reserve for risks and charges related to Is Tim	—	850
Reserve for contract and other risks and charges	2,209	1,859
Payable to INPS and other accruals	930	806

	3,948	5,986

•	The reserve for taxes mainly consists of estimated tax liabilities on positions still to be agreed or in dispute.

•	As of December 31, 2002, the reserve for restructuring costs includes Euro 194 million related to Telecom Italia.

•	The reserve for forward purchase commitments includes the accrual costs related to the contractual commitments to acquire the additional Seat Pagine Gialle shares for Euro 1,942 million. The amount of Euro 569 million recorded for the same purpose in 2001 was paid in November 2002 at the present value of Euro 500 million (see also Note 18).

•	The reserve for risks and charges related to Is TIM (Euro 850 million) was recorded in 2002 for the estimated value of the guarantees provided by the Telecom Italia Group to financial institutions on behalf of Is TIM and the loans to Is TIM by the Telecom Italia Group.

•	The reserve for contract and other risks and charges (Euro 1,859 million; Euro 2,209 million as of December 31, 2001) includes:

•	the reserves for contractual risks and other risks, mainly related to Telecom Italia, for a total of Euro 978 million (Euro 590 million as of December 31, 2001) provided in previous years and in the current year, relating to the 2000 IM.SER real estate transaction, the sales of Italtel, Sirti and Telespazio and the sale of the satellite consortiums (Mirror);

•	the reserves for the risks of technological revisions and future risks inherent to the regulatory framework of TIM for Euro 453 million (Euro 465 million as of December 31, 2001);

•	the TI Finance reserve of Euro 124 million relating to the financial expenses connected with the notes;

•	the Seat Pagine Gialle reserve of Euro 43 million recorded in 2002 for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A.; and

•	Payable to the Italian Social Security Agency (“INPS”) and other accruals includes the non-current portion of the contributions due for the personnel of IRITEL, the company merged into

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Old Telecom Italia in 1994 (see Note 18), as well as the deferred revenue from the capital grants provided by the government.

Note 15—Employee termination indemnities

Under Italian labor laws and regulations all employees are entitled to an indemnity upon termination of their employment relationship for any reason. The benefit accrues to the employee on a pro-rata basis during their employment period and is based on the individuals’ salary. The vested benefit payable accrues interest, and employees can receive advances thereof in certain specified situations, all as defined in the applicable labor contract regulations. The reserve for termination indemnities shown in the consolidated financial statements reflects the total amount of the indemnities, net of any advances taken, that each employee would be entitled to receive if termination were to occur as of the balance sheet date.

The reserve for employee termination indemnities decreased by Euro 45 million compared to the end of 2001, as a result of the followings:

(millions of Euro)
Balance, at beginning of the year	1,350
Provision for the year	208
Indemnities paid	(159)
Advances	(19)
Utilization of reserve for pension	(30)
Other variations	(45)

Balance, end of the year	1,305

Other variations mainly refer to the changes in the scope of consolidation.

Note 16—Share capital

Telecom Italia has two classes of shares outstanding, ordinary and savings shares, with the par value for each class of share set at Euro 0.55. There were 2,166,120,095 savings shares outstanding in 2000 and 2,053,122,025 in 2001 and 2002. Ordinary shares had 5,260,037,131 shares outstanding in 2000, 5,261,533,481 in 2001 and 5,262,908,631 in 2002. Share capital increased by Euro 756,000, compared to December 31, 2001. This increase is due to the exercise of stock options by various executives of the Group of 1,375,150 ordinary shares purchased under the Group’s stock option plan.

After these transactions, the share capital of Telecom Italia as of December 31, 2002 amounted to Euro 4,024 million and is fully paid and consists of 5,262,908,631 ordinary shares and 2,053,122,025 savings shares of par value Euro 0.55 each.

Savings shares do not carry voting rights, but entitle their holders to preferential rights to receive a dividend per share out of current years’ earnings that is 2% of the par value of the savings shares greater than that received by holders of ordinary shares.

Note 17—Additional paid-in capital and reserves, retained earnings and profit (loss) of the year

Additional paid-in capital

Additional paid-in capital of Euro 3,038 million increased by Euro 1,226 million, compared to December 31, 2001, as a result of the followings:

•

the reclassification of the Telecom Italia reserves, through the transfer of Euro 2,160 million from the “Miscellaneous reserve (included under “Reserves and retained earnings”)” to “Additional paid-in capital”, Euro 820 million from the “Additional paid-in capital” to the “Legal reserve (included under “Reserves and retained earnings”)” and Euro 660 million from the “Legal Reserve” to the “Miscellaneous reserve”. At the same time the miscellaneous reserve was renamed “Retained earnings

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

miscellaneous reserve”. Such reclassifications, resolved by the Telecom Italia ordinary Shareholders’ Meeting on December 12, 2002, serves to enhance the clarity of the accounts by facilitating immediate identification of the nature of the reserves as retained earnings or capital reserves;

•	an increase of Euro 8 million due to the foregoing options exercised in 2002 under the Group’s various stock option plans;

•	the reclassification from the “Additional paid-in capital” to the “Reserve for treasury stock in portfolio (included under “Reserves and retained earnings”) of Euro 122 million corresponding to the purchases made from October 1 to December 31, 2002, of 833,500 ordinary treasury shares at an average price of Euro 7.69 and 22,607,000 savings treasury shares at an average price of Euro 5.20 under the buyback program authorized by the ordinary Shareholders’ Meeting on November 7, 2001.

Reserves, retained earnings and profit (loss) of the year

	As of December 31,
	2001	2002
	(millions of Euro)
Reserves and retained earnings	9,755	2,309
Net income (loss)	(2,068)	(322)

	7,687	1,987

Reserves, retained earnings and profit (loss) of the year decreased by Euro 5,700 million compared to December 31, 2001. The reduction was due mainly to the payment of 2001 dividends (Euro 2,306 million), the extraordinary distribution of reserves (Euro 987 million), the net loss for the year (Euro 322 million), as well as the impact of the translation of certain foreign companies as a result of the unfavorable movements in the local currency against the Euro.

Included in reserves and retained earnings are retained earnings of subsidiaries, legal reserves, revaluation reserves and the reserves held on a tax-deferred basis. No income taxes have been provided with respect to such reserves either because they are considered permanently reinvested in the subsidiaries or because the conditions which could give rise to a tax liability are not expected to occur. Legal reserves are not available for payment of dividends.

Note 18—Commitments, guarantees and contingent liabilities

As of December 31, 2002, the Group has purchase commitments totaling Euro 2,858 million (Euro 3,305 million as of December 31, 2001).

In particular, the purchase commitments mainly refer to:

•	Telecom Italia’s commitment for the put option on Seat Pagine Gialle shares (Euro 2,417 million).

Under the contract agreed on March 15, 2000 (as subsequently amended), Telecom Italia gave Huit II a put option on 710,777,200 Seat Pagine Gialle shares at a strike price of Euro 4.20 per share. The contract provided for the exercise of such option after the deed of merger between Seat Pagine Gialle and Tin.it was recorded in the Companies Register. Huit II later transferred the put option to JP Morgan Chase Equity Limited (JPMCEL), together with the ownership of the corresponding Seat Pagine Gialle shares. On December 4, 2000, JPMCEL renegotiated the contract with Telecom Italia, extending the period to five years, with the possibility of exercising the option at an earlier date in April and May 2003, 2004 and 2005. The time extension made it possible to defer the financial impact of acquiring the shares.

Telecom Italia International then purchased from JPMCEL a call option on 660,777,200 Seat Pagine Gialle ordinary shares with the same expiry date and strike price as the put option, paying a total premium of Euro 747 million. Moreover, for the purpose of transferring the effects of this latter transaction to Telecom Italia, an identical call option agreement was then entered into with the same features between Telecom Italia and Telecom Italia International.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 25, 2002, Telecom Italia concluded the renegotiation of the December 4, 2000 put and call options with the JPMorgan Chase group.

In particular, a decision was made to reduce the exercise price of the aforementioned options from Euro 4.20 to Euro 3.40 per share; in view of the reduction, Telecom agreed to pay JPMorgan Chase Euro 569 million at the original expiration date of December 2005, unless Telecom Italia decided to exercise the right to pay the present value of the same amount prior to that date. To guarantee the performance of the obligations relating to the put option on Seat Pagine Gialle shares, TI Finance provided a guarantee (Euro 1,940 million) in the form of a Direct Participation Letter of Credit to JPMCEL.

A decision was also made to eliminate the right of either party to exercise the options, which expire on December 6, 2005, except for Telecom Italia’s right to exercise part of the call options earlier; the early exercise of the call option per tranche, beginning from December 2004, covers 355 million Seat Pagine Gialle shares.

As a result of such renegotiation, the aforementioned expense connected with the revision of the strike price of the options (Euro 569 million) was accounted for in the caption “due to other financial institutions” and had no effect on the statement of operations for the year 2002 after utilization of the reserve for forward purchase commitments of Seat Pagine Gialle Shares accrued for the same amount at the end of 2001. In November 2002, the re-negotiated debt was settled with a payment to JP Morgan Chase of Euro 500 million, corresponding to the present value of the debt.

Following an additional assessment as of December 31, 2002, a reserve for forward purchase commitments of Seat Pagine Gialle shares of Euro 1,942 million was recorded for the estimated non recoverability of the original price of the put option; this was done to reflect that the Group no longer considers its Directories business to be a core, strategic business;

•	Seat Pagine Gialle’s commitment (Euro 55 million) relating to the purchase of 9,122,733 Seat Pagine Gialle shares and the residual 0.27% stake of TDL Infomedia Ltd, held by certain executives, who are also shareholders of TDL Infomedia Ltd;

•	Telecom Italia’s commitment (Euro 10 million) relating to the purchase of the residual 14% stake of EPIClink’s share capital, held by Pirelli and other shareholders;

•	TIM’s commitment (Euro 20 million) for the purchase from Wind of assets related to the Blu’s core network;

•	operating lease commitments of Euro 34 million.

The reduction in the purchase commitments of Euro 447 million from December 31, 2001 is mainly related to the above-mentioned revision of the strike price of the options connected to the Seat Pagine Gialle Shares.

As of December 31, 2002, the Group has sale commitments totaling Euro 219 million (Euro 2,064 million as of December 31, 2001). The decrease of Euro 1,845 million is mainly due to the sale of Auna (as of December 31, 2001 the Group’s commitment for the sale of such company amounted to Euro 1,999 million).

As of December 31, 2002 the Group’s sales commitments include Euro 195 million for the sale to the PTT Srbija of the investment held in Telekom Srbija, Euro 10 million for the sale to the Accenture group of the investment held in TE.SS and Euro 7 million for the sale of the investment held in Siteba to the other shareholders.

As of December 31, 2002, the Group has given guarantees of Euro 1,113 million (Euro 1,422 million as of December 31, 2001). The amount of the guarantees provided is presented net of counter-guarantees received amounting to Euro 378 million (Euro 567 million as of December 31, 2001). Guarantees provided mainly consist of sureties provided by Telecom Italia and TIM on behalf of affiliated companies (of which Euro 537 million on behalf of Is TIM, against which a provision was recorded under the reserve for risks and charges) and others for medium/long-term loan transactions and guarantees on bids to acquire TLC licenses abroad.

As of December 31, 2002, the Group has given collateral of Euro 111 million (Euro 163 million as of December 31, 2001). Collateral provided mainly refers to Is TIM shares pledged as guarantees by TIM

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

International for the performance of the obligations covered by the supply contracts signed by Is TIM with Ericsson and Siemens.

The total amount of Telecom Italia commitments as of December 31, 2002 for building rental obligations to be paid to IM.SER 60, Tiglio I and Tiglio II under 21-year contracts was Euro 3,818 million. The commitment is Euro 209 million per year. Furthermore, Telecom Italia has given guarantees for a maximum amount of Euro 450 million on behalf of IM.SER 60 against contractual risk on buildings previously sold.

Telecom Italia and certain of its subsidiaries are involved in various legal actions. However, in the opinion of the Group’s management, the risks relating to such actions will not materially affect the Group’s financial position or results of operations.

Pursuant to a law enacted in 1992, Telecom Italia is required to ensure that all personnel employed on February 20, 1992 are covered by the Fondo Previdenza Telefonici (“FPT”), the telephone workers social security fund, for their entire retirement benefit, including sums due in respect to prior employment in other companies. The contributions to cover these benefits are to be computed by INPS (the Italian social security institution), and would be paid in 15 equal annual installments. A subsequent law established that the cost for such contributions should be recorded in the financial statements and be deductible for tax purposes in the respective years as paid. The amount of the liability for the contributions due is not certain as there is disagreement between the Group and INPS as to the computation of the amounts due. The issues are presently being debated in legal proceedings between the parties involved pending in front of the Italian judicial courts. Telecom Italia’s management believes that the aggregate liability as of December 31, 2002 relating to such contributions can be estimated to range from Euro 964 million to Euro 1,289 million (of which Euro 409 million has already been paid), net of the residual amount already recorded in 1993 by IRITEL and presently appearing in these consolidated financial statements following the IRITEL merger (Euro 595 million).

Pre-amortization interest (including that relating to the employees of the former IRITEL), subsequent to the agreement between INPS and Telecom Italia, was paid by the latter—with reservation—in fifteen equal annual deferred installments, including interest at an annual rate of 5%, up to the end of 1999, for a total amount of Euro 110 million, net of interest adjustments and certain reimbursements made by INPS. The dispute was resolved in Telecom Italia’s favor in order No. 3398/2002 decided by the Supreme Court, conforming to the previous order No. 4242/2000 that was handed down (by which the payment of the above interest and accrued interest related thereto was suspended as from June 2000).

Telecom Italia has recorded a receivable of Euro 131 million (including interest at 5%) in the 2002 statement of operations in “other income and (expense) net”. This receivable was entirely compensated by the payment of the current installments.

Management also believes that the other contributions eventually due will not significantly affect the Group’s financial position or future results of operations since, as provided for by the pertinent law, any costs required to be paid will be paid and recorded over a period of fifteen years.

Financial derivatives

The Group uses derivatives mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce the interest rate exposure on fixed-rate and floating-rate bank loans and bonds, and cross-currency & interest rate swaps (CCIRS) and currency forwards to convert various currency loans—mainly in US dollar and Euro—into the functional currencies of the various subsidiaries.

The following table gives a description of the financial derivative contracts used to hedge debt positions of the Group, outstanding as of December 31, 2002.

Notional amount/ Capital exchanged as of December 31, 2002
(millions of Euro)
Interest rate swaps and interest options	5,054
Cross currency and interest rate swaps	827

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

IRSs and IROs involve or can involve the exchange of flows of interest calculated on the applicable notional principal amount at the agreed fixed or variable rates at the specified maturity date with the counterparts. This principal amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.

The same also applies to CCIRSs which involve the exchange of capital, in the respective currencies of denomination, in addition to the settlement of periodic interest flows, at maturity and eventually at another date.

The counterparties to derivative contracts are generally highly rated banks and financial institutions and such counterparties are continually monitored in order to minimize the risk of non-performance.

Besides derivative contracts used as part of the management of debt exposure, as of December 31, 2002, there were IRSs and CCIRSs at TI Finance and TIM Celular to hedge financial assets representing a notional principal amount of Euro 150 million. Lastly, the Group has entered into transactions to hedge exchange rate exposure (currency forwards) on short-term treasury transactions for a principal amount of Euro 1,433 million.

Note 19—Other income

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Operating grants	20	24	19
Gain on disposal of intangibles and fixed assets	10	12	6
Amount credited to income of capital grants	72	73	65
Miscellaneous income	324	308	389

	426	417	479

In particular:

•	operating grants refer chiefly to the amounts received from government agencies to cover the costs of research, development and technological innovation;

•	capital grants recorded in the consolidated statement of operations represent the portion that became available during the year based on the depreciation pattern of the underlying fixed asset;

•	miscellaneous income from operations includes, among other things, late payment fees charged to customers of the telecommunications services companies (Euro 106 million in 2002, Euro 112 million in 2001 and Euro 110 million in 2000).

Note 20—Other external charges

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Costs of external services rendered	8,394	9,552	9,229
Rents and lease payments	798	1,069	1,145
Provision for bad debts	477	439	542
Provision for risk	119	189	109
Write-downs of fixed assets and intangibles	48	16	57
TLC license fee	572	524	431
Other provisions and operating charges	382	382	436

	10,790	12,171	11,949

The 2002 decrease in costs of external services rendered of Euro 323 million was mainly due to the deconsolidation of the Telespazio and 9Telecom groups and Sogei partly offset by the higher costs for the operation and development of mobile telecommunications. The 2001 increase in costs of external services

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rendered of Euro 1,158 million was mainly due to the higher costs for the operation and development of mobile telecommunications and the change in the scope of consolidation described in Note 1.

The decrease in the TLC license fee, which is principally payable to the Italian Government and is proportional to revenues, decreased in 2002 compared to 2001 and in 2001 compared to 2000 due to a reduction in the domestic fixed line revenue base and a reduction in the rate (the aggregate rate for Telecom Italia and TIM declined from 2.7% in 2000 to 2.5% in 2001 and 2% in 2002).

Note 21—Financial income

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Dividends	139	17	16
Capital gain on sale and other income from equity investments	167	137	2
Interest and capital gains on fixed-income securities	105	138	94
Interest and commission from:
—unconsolidated subsidiaries and associated companies	24	24	14
—banks	74	110	84
—customers	3	2	2
Gain on foreign exchange	196	217	478
Other	139	431	546

	847	1,076	1,236

In 2002, “other” includes Euro 392 million (Euro 298 million in 2001) of income on hedging contracts and income from the application of inflation accounting principles.

Note 22—Financial expense

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Interest and commission paid to:
—banks, on short and long term loans	678	815	257
—other financial institutions, on short and long term loans	59	155	169
—suppliers	32	10	12
—unconsolidated subsidiaries and associated companies	34	31	23
Interest and other charges on debenture loans	148	449	765
Losses on foreign exchange	175	348	874
Write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies, net	1,025	1,616	465
Write-downs of marketable debt and equity securities	134	291	176
Other	185	1,316	658

	2,470	5,031	3,399

Financial expense decreased by Euro 1,632 million compared to 2001 as a result of the followings:

•	the decrease in interest expense due to the lower average borrowings outstanding during 2002;

•	the increase in losses on foreign exchange due to the negative performance of the rates of exchange which impacted some Latin American companies, in particular Venezuela and Brazil;

•	the reduction in net write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies;

•	the decrease in “other” of Euro 658 million mainly as a result of the provision of Euro 569 million recorded in 2001 for the forward purchase commitment of Seat Pagine Gialle shares connected with the

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimated non recoverability of the original price to exercise the option. The provision for the year 2002 was recorded in “other income and (expense), net”.

The decrease in 2002 of Euro 1,151 million in net write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies was mainly due to:

•	the reduction of Euro 236 million in amortization of goodwill in companies accounted for using the equity method (Euro 80 million compared to Euro 316 million in 2001 and Euro 453 million in 2000) as a result of the write-downs of goodwill taken in the 2001 financial statements;

•	the decrease of Euro 914 million in valuation adjustments to the Group’s share of the equity in the earnings and losses of equity investees (a loss of Euro 386 million compared to a loss of Euro 1,300 million in 2001). Such valuation adjustments refer to the losses of Stream for Euro 246 million (Euro 241 million in 2001), of Is TIM for Euro 171 million (Euro 334 million in 2001) and the earnings balance of Euro 31 million relating to the earnings (losses) of other unconsolidated companies.

In 2001 this item was affected by the losses from the investments in the Nortel Inversora group (Euro 238 million) and in the Auna group (Euro 203 million) and the write-down of the Astrolink project (Euro 259 million) by Telespazio. The investment in the Nortel Inversora group, the carrying value of which was written-off in the consolidated financial statements at December 31, 2001, has remained unchanged.

Note 23—Other income and (expense), net

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Provisions and write downs of goodwill and equity investees	—	(2,984)	(6,237)
Restructuring costs	(492)	(380)	(494)
Charges as required under Law n. 58/1992 (see Note 18)	(153)	(155)	(155)
Gains on the disposal of equity investees, fixed and intangible assets	1,146	392	2,413
Other, net	(715)	(325)	(1,164)

	(214)	(3,452)	(5,637)

In 2002, provision and write-downs of goodwill and equity investments amounted to Euro 6,237 million (an increase of Euro 3,253 million compared with 2001). In 2002 it consisted of the following:

•	write-down of the equity investment held in Is TIM (Euro 1,491 million) and provision to the reserve for risks and charges related to Is TIM (Euro 850 million) for the guarantees provided by the Group to the creditors of Is TIM. It also includes the provision for the loans to Is TIM extended by the Group. Telecom Italia concluded that the value of its investments were permanently impaired, since, starting from the awarding of the license, some measures which should have fostered effective competition and guaranteed the full operability of the new entrant, did not effectively take place. These measures are essential in the light of international experience and pursuant to applicable legislation in Turkey. Is TIM made reiterated and formal efforts but was “de facto” prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender. Due to the above mentioned difficulties, no conditions enabling the return of investment seem to be granted;

•	write-down of the Seat Pagine Gialle goodwill (Euro 1,544 million) and accrual for the forward purchase commitments of Seat Pagine Gialle shares (Euro 1,942 million). The write-down and the provision were made on the basis of the average price of Seat Pagine Gialle ordinary shares based on traded on the Italian Stock Exchange over the second half of 2002;

•	other write-downs of investments for Euro 46 million and of goodwill for Euro 321 million (of which: Euro 103 million for Blu, Euro 75 million for Corporacion Digitel, Euro 96 million for Netco Redes and Euro 47 million for other minor companies);

•	reserve provision (Euro 43 million), made by Seat Pagine Gialle, for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A..

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2001, provision and write-downs of goodwill and equity investments amounted to Euro 2,984 million. In 2001 it consisted of the following:

•	Euro 1,303 million for the write-down of goodwill relating to consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brazil, Med-1 group and certain companies in the Seat Pagine Gialle group);

•	Euro 1,078 million for the write-down of goodwill relating to companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group); and

•	Euro 603 million for other provisions relating to equity investees.

Restructuring costs are related to expenses and provisions for employee cutbacks and layoffs.

In 2002 gains on the disposal of equity investees, fixed and intangible assets (Euro 2,413 million) arose from:

•	the sale of the 26.89% interest in Auna (Euro 1,245 million);

•	the sale of the 19.61% interest in Bouygues Decaux Telecom (Euro 484 million);

•	the acceptance of the tender offer for Lottomatica shares (Euro 133 million);

•	the sale of the 25% interest in the Mobilkom Austria group (Euro 115 million);

•	the sale of the 40% interest held in Telemaco Immobiliare (Euro 110 million);

•	the sale of the 100% interest held in Telespazio (Euro 70 million);

•	the concentration of the real-estate assets through the companies IMSER, Emsa and Telimm into Tiglio I (Euro 159 million);

•	the transfer of Telecom Italia’s Asset Management unit to Tiglio II (Euro 60 million);

•	the transfer by Telecom Italia of its real estate services units (excluding facilities management) to the Pirelli & C. Real Estate Group (Euro 15 million); and

•	the disposal of other equity investments, fixed assets and business segments (Euro 22 million).

In 2001 gains on the disposal of equity investments, fixed and intangible assets mainly arose from the sale of the 70% holding in Mirror International Holding, the company through which the satellite companies were contributed to the Lehman Brothers group (Euro 170 million) and the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investment (Euro 94 million), the dilution of the investment in Auna (Euro 16 million) and the increase in the net equity of Lottomatica as a result of the capital increase set aside for third parties when it was listed (Euro 35 million).

In 2000, gains on the disposal of equity investees, fixed and intangible assets mainly arose from the old divestiture plan of the Group (Euro 969 million), which was related to the sale of 80.1% of the Italtel group (Euro 393 million), the Meie group (Euro 232 million), Teleleasing (Euro 21 million), the Sirti group (Euro 11 million) and the sale of a portion of the real estate portfolio through the sale by Telecom Italia of the 60% of IM.SER (Euro 312 million) to third parties. The remaining gains of Euro 177 million were related to the sale of other equity investees and intangibles, fixed assets and business segments, of which Euro 55 million came from the sale of the investment in the Bharti group.

In 2002 “other, net” included:

•	income arising from the recovery of pre-amortization interest—on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reservation, to INPS up to 1999—following the termination of litigation after the courts ruled in Telecom Italia’s favor (Euro 131 million);

•	the release of reserves (Euro 77 million) set up in 2001 to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement;

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	grants (Euro 9 million) and other income (Euro 184 million);

•	the provisions made in conjunction with the disposal of the investment in the 9Telecom group (Euro 316 million). In particular, in view of the loss reported prior to sale, the French group 9Telecom had a negative effect on the 2002 statement of operations of the Telecom Italia Group for a total of Euro 389 million;

•	losses for the sale of the 15% stake in Telekom Austria (Euro 135 million);

•	expenses connected with the disposal of equity investees (Euro 235 million);

•	the extraordinary contributions to INPS established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the FPT (Euro 74 million);

•	write-downs of fixed assets and intangibles (Euro 190 million, of which Euro 142 million related to the Brazilian companies);

•	provisions to the reserves for risks and charges (Euro 194 million, of which Euro 135 million for guarantees provided for the disposals of equity investments and business segments);

•	adjustment to Telecom Italia’s payable to customers relating to telephone prepaid cards (Euro 158 million); and

•	other losses on disposals of equity investees, fixed assets and intangibles (Euro 38 million) and other expenses (Euro 225 million).

In 2001 “other, net” included: i) income from the release of reserves by Telecom Italia recorded in prior years for risks which did not materialize (Euro 120 million mainly relating to the reserve for the contract with Iraq of Euro 62 million and the reserve for corporate restructuring of Euro 50 million); ii) income (Euro 32 million) deriving from the partial cancellation, by the Council of State, of resolution No. 7553/1999 of the Antitrust Authority under which TIM and Omnitel Pronto Italia were levied administrative fines for the alleged violation of antitrust laws relating to the price fixing of fixed-mobile rates; iii) the provision for expenses connected with the Vivendi/Canal Plus agreement for the transfer of the investment in Stream (Euro 248 million); iv) the extraordinary contributions to INPS established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the FPT (Euro 77 million); and v) the costs resulting from the decision to reposition the broadcasting station La7 as a consequence of the closing of a series of contracts (Euro 85 million).

In 2000, “other, net” included: i) the provision made by TIM to the reserve for technological risk (Euro 400 million); ii) the expenses and provisions connected to the transactions for the disposal of investment holdings and the real estate portfolio (Euro 180 million); iii) the extraordinary annual contribution to INPS to meet the higher financial requirements covered by the rules of the FPT fund (Euro 77 million); and iv) the residual amount for the fine of Euro 41 million imposed on TIM by the Antitrust Authority for the alleged violation of rules against price-fixing. This amount was equal to the difference between the original fine (Euro 52 million) and the amount accrued by TIM in the 1999 financial statements (Euro 11 million).

Note 24—Income taxes

Income taxes include the current, deferred and prepaid income taxes of individual consolidated companies.

In 2002, an income tax benefit of Euro 716 million was recorded (compared to an expense of Euro 925 million in 2001 and Euro 2,020 million in 2000) as a result of a current income tax expense of Euro 1,451 million and a deferred income tax benefit of Euro 2,167 million.

The 2002 decrease in income taxes (Euro 1,641 million) was due to a reduction in the taxable base caused mainly by the write-downs of equity investees which involved an increase in prepaid income taxes, as well as to the benefits arising from the merger of Blu into TIM.

The 2001 decrease in income taxes (Euro 1,095 million) was due to a reduction in the taxable base caused mainly by the extraordinary provisions and write-downs of Telecom Italia and TIM regarding the valuation of foreign investments.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Italian and Foreign income (loss) before taxes are as follows:

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Italy	4,897	2,856	1,769
Foreign	71	(3,589)	(2,188)

	4,968	(733)	(419)

The provision for income taxes consisted of the following in the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Current tax expense:
Italy	2,289	1,158	1,301
Foreign	197	28	150

Total current tax expense	2,486	1,186	1,451
Deferred:
Italy	(493)	(254)	(2,198)
Foreign	27	(7)	31

Deferred tax expense / (benefit)	(466)	(261)	(2,167)

Income tax expense / (benefit)	2,020	925	(716)

Net Operating Losses

At December 31, 2001 and 2002, the Group has net operating loss carry-forwards of Euro 5,970 million and Euro 2,830 million, respectively. Against such net operating loss carry-forwards no deferred tax assets have been provided because of uncertainty of their recoverability. Utilization of these losses are limited to future earnings of the respective companies.

Note 25—Recent developments

Proposed Merger of Telecom Italia and Olivetti (the “Merger”)

On March 11, 2003, the Boards of Directors of Telecom Italia and Olivetti met and agreed to propose to the shareholders the combination of Telecom Italia with Olivetti (the “Merger”), with the combination to be effected through a series of steps. In May 2003, the ordinary shareholders of both the Group and Olivetti authorized that the Merger be accepted based on the terms as proposed by the Boards. Those terms include the extension of a withdrawal right to certain Olivetti shareholders (to be made at Euro 0.9984 per Olivetti share), after which a voluntary partial cash tender offer will be made to the ordinary shareholders and the savings shareholders of Telecom Italia at a price of Euro 8.010 per ordinary share and Euro 4.820 per savings share, respectively. The total amount of cash to be expended on the Olivetti withdrawal right and the ordinary share tender offer and the savings share tender offer is not to exceed Euro 9 billion. The completion of the tender offers is contingent on the Merger becoming effective. On completion of the Merger, Telecom Italia will be legally merged into Olivetti, with Olivetti then assuming the name, Board of Directors and corporate mission of Telecom Italia. The New Telecom Italia will assume the outstanding debt obligations of Olivetti, including the additional funds (up to Euro 9 billion) to be borrowed as part of the withdrawal and tender offer cash payments.

Disposal of GLB Servicos Interativos

On January 15, 2003, Telecom Italia disposed of its 28.57% stake held in GLB Servicos Interativos for a consideration of U.S.$ 15 million, realizing a net gain of Euro 4 million.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Renewal of first 2001 securitization tranche

On January 22, 2003, the securitization Vehicle renewed the first Euro 100 million tranche of Asset Backed Notes issued on January 29, 2001.

Early purchase of leased assets and subsequent partial sale

On January 27, 2003, the procedures were completed for the early purchase of 12 property units (for about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Group companies under financial leasing contracts. The deal involved a total cash payment of approximately Euro 369 million for the all the assets. On June 20, 2003, the Telecom Italia Group announced that it reached an agreement with Lastra Holding B.V. a company within the Five Mounts Properties group (FMP), for the sale of certain of these real estate assets. FMP is the real estate arm of BSG (the Beny Steinmetz Group), which is owned and managed by the Geneva based Beny Steinmetz family trusts and foundation.

The value of the agreement, which is expected to be finalized by the end of July 2003, is equal to approximately €355 million.

Disposal of TI logistics company arm

On 27 January, 2003, Telecom Italia announced a transaction with TNT Logistics Italia whereby TNT takes over the stocking and distribution of fixed-line telephony products for customers and Telecom Italia Network assistance and installation. Among other factors, the transaction includes the transfer to TNT Logistics of certain assets of Telecom Italia comprising 6 central warehouses, 100 outlying warehouses and over 4.5 million pieces of telephone sets and telephone installation articles annually. Devised to promote a company focus on core business, the agreement became operational on March 5, 2003, upon receipt of clearance from the Italian Competition Authority and completion of union consultation procedures.

Lisit Informatica

On February 4, 2003, Telecom Italia, in a temporary association of companies with Finsiel and Lutech (Lucchini Group), won the bid held by the Lombardy Regional Authority for the supply of the goods and services needed to disseminate and manage the “Regional Services Card” throughout the Lombardy Region.

The total value of the bid won by the association led by Telecom Italia, scheduled to last until 2009, is approximately Euro 350 million.

Within the framework of the obligations undertaken, Telecom Italia and Finsiel acquired 35.2% of the share capital of LISIT, for a total of Euro 54 million.

Acquisition of Consodata shares

On February 12, 2003 Seat Pagine Gialle acquired 1,108,695 ordinary shares in the French subsidiary Consodata S.A.—listed on the Paris Nouveau Marché stock exchange—after the founding shareholders´ exercised their option to sell, which was extended to them under an agreement made in the original acquisition by the preceding Seat Pagine Gialle management on July 31, 2000. This transaction, undertaken at an agreed consideration of Euro 44 per share—for a total of approximately Euro 48.8 million—has enabled Seat Pagine Gialle to acquire a further 8.17% of the company share capital and voting rights, thereby raising its stake in Consodata S.A. to 98.60%.

2002—2022 notes reserved for employees of the Telecom Italia Group

On February 13, 2003, the Board of Directors of Telecom Italia decided to reduce the 2002—2022 notes reserved for employees program from Euro 1 billion to Euro 400 million.

Disposal of Telekom Srbija

On December 28, 2002, the Telecom Italia Group announced that it had agreed to sell to PTT Srbija its 29% holding in Telekom Srbija. The deal was finalized on February 20, 2003 and is expected to be completed by the end of June. PTT Srbija is to pay Euro 195 million, of which Euro 120 million is to be paid by June 2003, and the remainder to be settled in six half-yearly installments from January 2006. The shares disposed of shall be placed in escrow with an international bank until payment of the consideration is complete.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mobile termination rates

On February 5, 2003, NRA issued Order n. 47/03 setting new maximum values for the termination rates applied by mobile notified operators (TIM and Vodafone Omnitel) for calls originated on third networks. The ceilings for mobile termination charges will be 14.95 eurocents/min, as from June 1, 2003. For 2004 and 2005 the NRA has provided a mechanism (so called network cap) for the planned reduction of termination costs of fixed-mobile which will be introduced along with the improvements and fine-tuning of the regulatory accounting system based on incremental costs and the review of the obligations following the implementation of the new European regulatory framework. The Authority believes that, within this framework, a planned reduction of a maximum of 10% per year minus inflation in 2004/2005 would be reasonable.

Telecom Italia—Hewlett-Packard deal

On February 21, 2003, Telecom Italia and Hewlett-Packard agreed a five-year management services and outsourcing arrangement worth a total of Euro 225 million. This outsourcing arrangement became effective on April 16, 2003 following receipt of clearance from the Italian Antitrust Authority and completion of union consultation procedures. Under the agreement, Hewlett-Packard is to supply asset management, help desk, maintenance and workstation management services to Telecom Italia, drawing upon the skills of around 600 IT Telecom specialists who will be transferred to a new Hewlett-Packard entity specialized in these services. For its part, IT Telecom is to house the systems and administer Hewlett-Packard Italia´s SAP environment operations. The agreement will lead to a closer focus on core business and is expected to generate efficiency gains through the realization of distributed environment management savings.

Restructuring of the Telecom Argentina group’s debt obligations

On February 12, 2003, Telecom Argentina STET-France Telecom S.A. (controlled by Nortel Inversora) and its subsidiaries Telecom Personal S.A. and Publicom S.A. announced their intention to launch a cash tender offer for a portion of their financial debt obligations and to make partial interest payments on their financial debt obligations. Having obtained any necessary authorizations, the offer started on April 16, 2003 and represents the beginning of the process for restructuring the Telecom Argentina group’s debt obligations.

In June 2003, Telecom Argentina STET-France Telecom S.A. (controlled by Nortel Inversora) and its subsidiaries Telecom Personal S.A. and Publicom S.A., pursuant to a tender offer, repurchased, U.S.$ 292 million principal amount of their financial debt obligations at a price of U.S.$ 160.6 million (55% of the face value).

Regulator approves 2002 interconnection price list

On February 27, 2003, the Infrastructures and Networks Commission of the National Regulatory Authority approved the interconnection price list for 2002, which Telecom Italia must apply to competing operators for the use of its network in the areas of interconnection services for traffic, billing services with the risk of non-payment for access by Telecom Italia subscribers to non-geographical numbers and unbundling local loop access services. The economic effects are included in the 2002 financial statements.

Agreement for the acquisition of Megabeam

In March 2003, Telecom Italia signed the agreement for the acquisition of 100% of the share capital of Megabeam Italia S.p.A., the first Italian wireless Internet service provider, for consideration of Euro 11.5 million.

Megabeam’s acquisition falls under Telecom Italia’s broadband strategy, in which wireless technology, such as Wi-Fi, occupies a fundamental role in solutions both for the family and for business. Megabeam offers Wi-Fi networking services in private sites and is experimenting the same Wi-Fi service in public places, for example,—in significant Italian airports and a hotel chain—using Wireless—Lan which operates on the 2,400-2,483.5 frequency.

The execution of the agreement is subject to the approval of the Antitrust Authority.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 26—Reconciliation to Accounting Principles Generally Accepted in the United States

The consolidated financial statements of the Group are prepared in accordance with accounting principles established or adopted by the Italian Accounting Profession as described in Notes 1, 2 and 3, which differ in certain significant respects from U.S. GAAP. A summary of the significant differences is as follows:

Business combinations

The accounting for business combinations and goodwill differs between Italian and U.S. GAAP for various reasons, which include but are not limited to the following: i) Italian GAAP allows, for certain transactions that use shares for part or all of the consideration, that the shares exchanged be accounted for as a pooling of interest, while U.S. GAAP requires that an acquirer be determined, the fair value of the securities exchanged be accounted for and that purchase accounting be used for all business combinations (subsequent to the adoption of Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”), ii) Italian GAAP allows a different measurement date to be used in valuing the securities issued in purchase combinations, while typically U.S. GAAP requires the average stock price used for a reasonable period of time before and after the date of announcement, while Italian GAAP often does not account for the value of the securities exchanged, iii) Italian GAAP allows flexibility as to when the effective date, and therefore the results of operations, can be included in the results of the Group and U.S. GAAP requires that the acquisition be accounted for as of the effective date, iv) a detailed allocation of the purchase price of a company is required under US GAAP for intangible assets other than goodwill, v) under U.S. GAAP certain put and call arrangements are considered to be acquisition financing and therefore part of the original purchase price, whereas under Italian GAAP they are not recorded until the amounts are paid, vi) the amortization of goodwill is required under Italian GAAP, but has ceased as of January 1, 2002 for purposes of U.S. GAAP upon the adoption of SFAS 142 and vii) the measurement of impairment under U.S. GAAP requires at least an annual fair value assessment under SFAS 142, with interim assessment necessary if impairment indicators are present.

As discussed further in U.S. GAAP accounting policy footnote (k), the Group has ceased amortization on all goodwill and indefinite lived assets associated with all acquisitions and equity investees, including those transactions below that have given rise to U.S. GAAP reconciling differences.

Goodwill deriving from STET—Telecom Italia merger

During 1997, Telecom Italia was merged with and into STET (STET was holding company of various businesses, principally telecommunications, of the Group prior to the merger of Telecom Italia into STET). Under Italian GAAP, the combination was accounted for as a merger and the financial statements reflected the ownership change based on the net book value of the combined entities. For Italian GAAP purposes, the merger was recognized as of January 1, 1997. Under U.S. GAAP, the combination was accounted for as a purchase, effective as of July 18, 1997. The assets and liabilities of Telecom Italia were recorded at fair value. The excess of the purchase price over the fair value of net assets was recorded as goodwill to be amortized until 2012, which represented the residual license period at the time of the merger.

Purchase method accounting transactions

Several acquisitions, which are required to be accounted for under the purchase method of accounting for U.S. GAAP purposes, have been recorded differently under Italian GAAP:

•	Telecom Italia formation—Upon the formation of Telecom Italia in 1994, Telecom Italia’s ownership percentage in the combined companies was diluted. The Italian GAAP financial statements reflected the ownership change impact based on the net book value of the combined entities, while U.S. GAAP required the ownership change to be treated as a purchase, at fair value. For U.S. GAAP purposes, the difference between fair value and book value was recorded as goodwill to be amortized until 2012, which represented the residual license period at the time of the formation.

•	Ownership change in Telecom Italia—In 1994, Telecom Italia increased its ownership in the predecessor entity by receiving previously unissued stock. Its Italian GAAP financial statements reflected this transaction as an equity reduction for the excess of the investment over the ownership percentage of Telecom Italia’s book value. Under U.S. GAAP this excess was recorded as an asset to be amortized over 19 years.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Seat Pagine Gialle S.p.A. (“SEAT”) has made several acquisitions since it was acquired in 2000. Certain of these acquisitions were made through the issuance of additional SEAT shares for the targets’ stock. For purposes of Italian GAAP, these transactions were recorded as changes in equity. For purposes of U.S. GAAP, the fair value of the stake received is used to determine the purchase price, if not readily determinable, then the fair value of SEAT’s shares were used to measure the acquisition price.

Revaluation of fixed assets

The Group has periodically revalued its fixed assets as permitted by Italian law. Under Italian GAAP the depreciation charge is based on the revalued amounts. U.S. GAAP does not permit revaluation of fixed assets and requires depreciation based on historical acquisition cost.

Elimination of intercompany profit on sales of intangible and fixed assets and related depreciation

Until 1993, the Group did not eliminate intercompany profit on sales of intangible and fixed assets within the Group. Therefore, certain intangible and fixed assets are valued at the sales amount instead of historical book value. The amounts, principally from Group manufacturing and installation companies to telecommunication companies, are being depreciated over the useful life of the assets. U.S. GAAP requires the elimination of intercompany profits and requires depreciation based on historical cost.

Capitalization of interest on tangible and intangible assets under construction and related depreciation

The Group capitalizes interest on construction projects only when specific borrowings can be attributed to the project. U.S. GAAP requires interest to be capitalized on both tangible and intangible assets regardless of whether specific borrowings relate to the project. The capitalized interest is being amortized over the remaining useful life of the assets.

Contributions to telephone workers social security fund

As discussed in Note 18 to these financial statements, pursuant to Italian laws, the Group has not recorded a liability for contributions due to INPS for prior employee service. U.S. GAAP generally requires the recognition of a liability when it is probable and can be reasonably estimated. Accordingly, an estimate of the liability is reflected in the U.S. GAAP reconciliations net of any payments made and expensed through the Italian GAAP statement of operations.

Investment in stock of subsidiary companies

The Group records the portion of the total stock owned in certain consolidated subsidiaries within current assets. These shares can be traded by the Group when market conditions allow. The portion of the earnings, losses and the ownership interest in the net assets associated with such stock is not consolidated under Italian GAAP, and the shares of the subsidiary are recorded at the lower of historical cost or fair value within current assets. Write-downs below historical cost are reversed in subsequent periods up to the original cost, if the fair value of the equity securities increases. Write-downs and any subsequent reversals are recorded in the statement of operations.

Under U.S. GAAP shares in consolidated subsidiaries cannot be treated as marketable securities, but rather must be consolidated. The value of the investment in subsidiary stock has been adjusted to original cost and has been eliminated upon consolidation. The elimination of the investment results in additional goodwill, the reversal of any write-downs or write-ups taken under Italian GAAP, and the accrual of the incremental income or losses from the additional ownership percentage being consolidated.

SEAT-Tin.it transaction

In 2000, several significant events occurred in connection with the acquisition of a controlling interest in SEAT, giving rise to the following differences. See also Note 28 (d) for further discussion of the SEAT acquisition.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	In February 2000, the Group announced its intention to acquire a controlling interest in SEAT, the publisher of the Italian yellow pages. The acquisition was made with a combination of cash and the issuance of shares in Telecom Italia’s wholly owned internet subsidiary, Tin.it, to SEAT. For purposes of Italian GAAP, the transaction was accounted for as an acquisition using purchase accounting for the cash portion of the acquisition, and as a pooling of interest for the exchange of shares. Goodwill of Euro 6,796 million was created under Italian GAAP. For purposes of U.S. GAAP the acquisition, including the shares exchanged, was accounted for at fair value using the purchase method of accounting. For U.S. GAAP purposes the distribution of the subsidiary’s shares to SEAT generated a gain of Euro 6,537 million representing the difference between the fair value of the SEAT shares received and the book value of the subsidiary’s shares issued. Additionally, SEAT shares were issued directly to Telecom Italia shareholders in exchange for 8.168 percent of the wholly-owned subsidiary’s shares, which has been accounted for as a dividend at fair value, generating a gain of Euro 1,329 million.

•	For purposes of Italian GAAP, the SEAT acquisition was considered effective as of December 31, 2000. For purposes of U.S. GAAP, the acquisition was considered effective as of October 1, 2000, the date that operating control of SEAT passed to Telecom Italia. Therefore, an adjustment has been recorded to account for the fourth quarter results of SEAT.

•	Under U.S. GAAP purchase accounting requirements, the fair value of the SEAT acquisition was Euro 16,025 million. Included in this amount was acquisition goodwill relating to SEAT of Euro 13,834 million . From the date at which the acquisition was announced until the end of December 31, 2000, the market valuations of hi-tech companies, in particular those associated with internet activity, were severely reduced. The share-price reduction was considered a possible indication of impairment, thereby requiring an analysis of a potential impairment of SEAT based upon SFAS 121, as discussed in the U.S. GAAP policy Note 28 (j). Based on this review, an impairment charge of Euro 7,966 million was recorded in the 2000 U.S. GAAP results to reduce the value of the SEAT investment.

•	As discussed further in Note 28 (d), Telecom Italia entered into a put/call arrangement with a third party in 2000 as part of the acquisition of SEAT. For US GAAP purposes, the put/call was recorded as indebtedness as part of the SEAT acquisition. As discussed in Notes 14 and 18, for Italian GAAP purposes, no initial recognition of the liability occurred in 2000. However, Euro 1,942 million and Euro 569 million were recorded in 2002 and 2001, respectively. As the acquisition and related debt has already been recorded under US GAAP in 2000, the accruals made under Italian GAAP in subsequent periods have been reversed.

•	After the acquisition of SEAT by the Group, SEAT made additional acquisitions in the fourth quarter of 2000 and throughout 2001. Certain of these acquisitions were done through the issuance of additional SEAT shares for the targets’ stock. For purposes of Italian GAAP, these transactions were recorded as changes in equity. For purposes of U.S. GAAP, the difference between the fair value of the assets received versus the proportional dilution of the SEAT investment resulted in a gain.

Sale of real estate properties

During the year 2000 the Group transferred certain real estate properties to a wholly owned subsidiary (“IM.SER”), 60% of which was then sold to third parties. Concurrent with the sale, the Group entered into long-term lease agreements for a portion of the real estate portfolio. Concurrent with the partial sale of the subsidiary, IM.SER borrowed funds from a syndicate of banks, with the funds being dispersed to the shareholders as a special dividend. For purposes of Italian GAAP, a gain was recognized to the extent of the fair market value of the transferred property over its historical cost for that portion sold to third parties. For purposes of U.S. GAAP, the transfer of the assets to the wholly owned subsidiary, the subsequent lease agreement, the receipt of cash by the Group from the partial sale of the subsidiary and the special dividend are treated as a secured borrowing, therefore the gain recorded has been reversed and the real estate retained, along with the additional indebtedness, has been recorded at historical cost. See also Note 28 (i) for a further discussion of the Group’s real estate transactions. In 2002 the Group entered into a series of other transactions that involved IMSER, Olivetti, Pirelli and SEAT. Under U.S. GAAP these transactions did not meet the sale/leaseback criteria, therefore the assets and certain debts of the special purpose entities are included in the U.S. GAAP financial statements.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non-capitalizable expenses

The Group entered into several transactions for which certain costs were capitalized under Italian GAAP. These costs include expenses related to the SMH (renamed TIM International) transaction and costs associated with certain intangible assets. For purposes of U.S. GAAP, these costs cannot be capitalized and have therefore been expensed. Subsequent periods’ amortization of these expenses is reversed for U.S. GAAP purposes.

Reversal of provisions

During the year 2000, due to the technological changes in the mobile phone industry, TIM determined that the invested cost related to analogic services, and the related network plants and billing systems, was rapidly approaching obsolescence due to the evolution of third generation services. The 2002 Italian GAAP financial statements reflect reserves for Euro 320 million recorded to accrue the estimated costs to modify these systems and/or to reflect their potentially reduced lives. U.S. GAAP requires that certain conditions must be met before reserves can be established and that the lives of fixed assets be evaluated to consider potential changes in the related depreciation period. These conditions, which under U.S. GAAP are stricter and more formal, have not been met. As a result, in the U.S. GAAP reconciliation these provisions have been reversed and the remaining lives and related depreciation expense have been revised to reflect the expected remaining useful lives of the assets. For periods subsequent to 2000, charges and reversals of the reserve and the modified depreciation are treated as expenses under US GAAP.

Subsidiary stock conversions

During 2000 two publicly traded subsidiaries, SEAT and TIM, each conducted share conversion offers related to their outstanding savings shares, a non-voting class of shares. As part of the conversion offering, holders of savings shares paid a premium to the applicable subsidiary and in return converted their savings shares to ordinary voting shares. These transactions resulted in a net increase in the book value of each subsidiary over and above Telecom Italia’s proportional investment.

For purposes of Italian GAAP, these gains were accounted for as changes in equity. For purposes of U.S. GAAP, these gains were recognized as non-operating gains in the statement of operations.

Common control transactions

During 2000, Telecom Italia acquired an additional ownership percentage of TIM by contributing its ownership of SMH (renamed TIM International) to TIM in exchange for new shares issued by TIM. Under Italian GAAP, this transaction resulted in an increase in equity and goodwill. As the timing of this transaction was near December 31, 2000, no amortization of the goodwill was recognized in the Italian GAAP financial statements.

Under U.S. GAAP, transactions between entities under common control require predecessor basis accounting. Therefore, the increase in equity and goodwill has been reversed. For periods subsequent to 2000, the annual amortization of the goodwill arising from this transaction is reversed for U.S. GAAP purposes.

Securitization of satellite investments

In late 2001, Telecom Italia formed a wholly-owned subsidiary domiciled in Luxembourg (Mirror International Holding, or “Mirror”) to which it transferred its non-controlling investments in certain entities in the satellite communications sector at an amount equal to the fair value of the investments contributed. Subsequently, 70% of the interest in Mirror was sold to Lehman Brothers Merchant Bank (LBMB), with Mirror subsequently obtaining debt financing. For Italian GAAP purposes this transaction was accounted for as a partial sale of financial assets with a pretax gain of Euro 170 million being recorded. For U.S. GAAP purposes, Mirror is deemed a non-qualifying special purpose entity and the transaction is not accounted for as a sale. Instead, the accounts of Mirror have been consolidated by the Group with an elimination of the related step-up of the assets and an elimination of the gain. The cash received from the debt financing of Mirror has been reflected as debt on the Group’s balance sheet and the cash received from the partial sale of the investment has been reflected as minority interest in Mirror.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative financial instruments

The Company enters into a number of derivative agreements to manage its risks related to changes in interest rates, foreign currency exchange rates and values of equity investments. The Company’s derivative instruments include interest rate swap and collar agreements, cross currency and interest rate swaps, foreign currency options and forward contracts and equity securities options.

The Company’s accounting policies related to its derivative financial instruments under Italian GAAP are described as follows:

•	Interest rate swap and collar agreements—The Company enters into interest rate swap and collar agreements as part of the management of its interest rate exposures. Interest rate differentials to be paid or received as a result of interest rate swap and collar agreements are accrued and recognized as an adjustment of interest expense related to the designated debt.

•	Cross currency and interest rate swaps—The Company enters into cross currency and interest rate swap agreements to manage its interest rate and foreign currency exchange exposures related to foreign currency denominated debt. The related foreign currency denominated debt and the foreign currency portion of the cross currency and interest rate swap agreements are adjusted using foreign currency exchange rates as of the related balance sheet date. Interest rate differentials to be paid or received as a result of cross currency and interest rate swap agreements are accrued and recognized as an adjustment of interest expense related to the designated debt.

•	Foreign currency options and forward contracts—The Company enters into foreign currency forward exchange contracts as part of the management of its foreign currency exchange rate exposures related to existing foreign currency denominated assets and liabilities or firm commitments denominated in foreign currencies. The foreign currency forward exchange contracts and the related hedged positions are adjusted using foreign currency exchange rates as of the related balance sheet date and any net expense connected with each single transaction is recognized in the statement of operations. Discounts or premiums on forward contracts are recorded in the statement of operations using the straight-line method over the term of the related contract.

Through December 31, 2000 the Company’s accounting policies were as described above for both U.S. and Italian GAAP. Effective January 1, 2001, the Company retained the accounting policies described above for Italian GAAP purposes, but for U.S. GAAP purposes adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 requires the Company to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. Any ineffective portions of net investment hedges are recognized in current earnings during the period of change. For derivative instruments not designated or qualifying as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Impairment of long-lived assets and goodwill

Under Italian GAAP, the Group recognizes impairments of fixed and long-lived assets when it becomes apparent that there has been a permanent diminution in value. Due to a strategic shift in the Group’s priorities in

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2001, coupled with a general decrease in asset values in the telecommunications sector, the Group has recorded write-downs to investments, including equity investees in both 2002 and 2001. See Note 28 (j) for the related discussion.

For U.S. GAAP, the Group follows the guidance provided in SFAS 142, as discussed previously, for all goodwill and indefinite lived assets in 2002. For periods prior to 2002, the Group used the guidance as outlined in SFAS 121, “Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of”. The application of SFAS 121 required, among other things, that an asset be identified and measured at it’s lowest level of cash flows for impairment. For purposes of recognizing impairment, the use of both SFAS 121 and SFAS 142 resulted in differences from the impairment amounts recognized under Italian GAAP. See Note 28 (j) for further details. In 2002, the Group adopted SFAS 144, as discussed at Note 28 (b).

Reversal of goodwill amortization

Italian GAAP requires that goodwill related to assets be amortized over the assets estimated economic life. Upon the adoption of SFAS 142, the Group has ceased amortizing goodwill associated with both subsidiaries and equity investees. Instead, the goodwill asset will be tested for impairment on at least an annual basis.

Other

Other is comprised of the following:

Stock options

From time to time Telecom Italia awards shares and stock options to certain employees. For purposes of Italian GAAP, the Group treats the exercise of stock options as increases in share capital and additional paid-in-capital upon exercise. For U.S. GAAP purposes the Group applies Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees” and its related interpretations. Under APB 25, these transactions are treated as compensation expense for the difference between the quoted market price of the shares and the cost of those shares to the managers. This difference is determined on the “measurement date”, which is the first date on which both the ultimate number of shares and the option or award prices are known.

Restructuring reserve

The Italian GAAP financial statements include a restructuring reserve made during the year 2000 as part of a group plan to reduce the workforce and re-train employees. U.S. GAAP requires that certain conditions must be met before a restructuring accrual can be established, as well as the type of costs that can be accrued. Training costs included within the accrual do not meet these conditions, and therefore, the U.S. GAAP reconciliation reflects an adjustment to eliminate this amount. For periods subsequent to 2000, any charges to or reversals from the reserve are treated as expenses for U.S. GAAP purposes. In 2002 the Group recorded an additional restructuring reserve, covering approximately 5,813 employees, predominantly in Telecom Italia’s Domestic Wireline Business Unit.

Investments in marketable securities

Telecom Italia Group holds marketable securities both for the purpose of selling them in the near term as well as holding them to take advantage of investment opportunities. As described in Note 3, under Italian GAAP, all investments are carried at the lower of cost or market value. Write-downs below historical cost are reversed in subsequent periods up to original cost if the fair market value of the securities increases.

Under U.S. GAAP, the securities must be classified into various categories depending on the intent of management. Under U.S. GAAP the securities are classified as either trading or available for sale. The Group’s “trading securities” are recorded at fair value, with unrealized gains and losses included in earnings. Available for sale securities are carried at fair value, with any unrealized gains or losses reflected in other comprehensive income on a net of tax basis. Declines in fair value of available for sale securities that are other than temporary are reflected in current period earnings.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition

Under Italian GAAP, non-refundable activation and installation fees, and their related costs, are generally charged and recognized at the outset of a service contract. Additionally, on-line advertising revenues are recognized at the date the advertisement is first posted. Under U.S. GAAP, up front revenues related to non-refundable fees and certain related direct costs are deferred and recognized over the expected customer relationship period, and on-line advertising revenues are recognized over the life of the advertising period on a straight-line basis.

Equity investees

The Group has certain investments in equity investees whereby the periodic accrual of income or loss is recorded on the basis of the Group accounting policies. For purposes of U.S. GAAP, the results of the equity investees are recognized on a U.S. GAAP basis.

Universal service

Telecom Italia provides certain services, known as “universal services”, which essentially requires the Group to offer telephony services to remote and difficult areas, thereby generating losses due to the high fixed and maintenance costs not being offset by an adequate revenue stream. These universal services have been deemed by the National Regulatory Authority to have benefited new fixed and mobile competitors who have entered the marketplace after the deregulation of the industry. Consequently, the National Regulatory Authority determined the costs of providing these services, based on data provided by Telecom Italia, and allocated a pro rata portion of the costs to various competitors, who were requested to pay such allocated amounts to a fund, a portion of which should be remitted to Telecom Italia. The legality and propriety of the allocated charge has been disputed by the competitors who have initiated legal proceeding with the National Regulatory Authority. Under Italian GAAP, Telecom Italia has accrued revenues related to universal service as “other income” in the accompanying statements of operations. Under U.S. GAAP the revenues for universal services will not be recognized until collected due to the uncertainty surrounding the amount and the collectibility of the revenues.

Deferred tax adjustments

The differences between Italian GAAP and U.S. GAAP are primarily related to the tax treatment for capital grants received by the Group prior to 1998 and the deferred taxes established for the basis differences of assets revaluations. Additionally, the Group under Italian GAAP generally recognize the benefit of net operating losses or other deferred tax assets when such benefit is reasonably certain, while under U.S. GAAP, it is recognized when it is more likely than not.

Comprehensive income

SFAS 130, “Reporting Comprehensive Income” requires disclosure of the components of and total comprehensive income in the period in which they are recognized in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise arising from transactions and other events and circumstances from non-owner sources. It includes all changes in stockholders’ equity during the reporting period except those resulting from investments by and distributions to owners. Unrealized gains and losses on investments classified as “available for sale securities” under U.S. GAAP, the cumulative effect of translation adjustments of foreign subsidiaries and the impact of adopting SFAS 133 related to derivatives have been recognized as a component of comprehensive income.

Treasury stock

Telecom Italia has periodically purchased its own ordinary and savings shares. Under Italian GAAP, these ordinary and savings shares have been recorded at historical cost within long-term assets, while under U.S. GAAP, the cost of the acquired shares is shown as a deduction from stockholders’ equity.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity investment in Nortel Inversora

Under Italian GAAP, the Company’s investment in Nortel Inversora was accounted for under the equity method until 1999, the proportional consolidation method in 2000 and the equity method in 2001 and 2002 (See Note 1). In accordance with U.S. GAAP, the investment in Nortel Inversora has been accounted for under the equity method of accounting for all periods presented. Other than the reclassification of minority interests from stockholders’ equity under Italian GAAP to minority interests under U.S. GAAP, there is no impact on net income or loss or stockholders’ equity as a result of the different accounting treatment under Italian and U.S. GAAP.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant differences and the effect of the above on consolidated net income (loss) and stockholders’ equity are set out below:

	Years ended December 31,
	2000	2001	2002
	(millions of Euro)
NET INCOME (LOSS)
Net income (loss) as reported in the consolidated statements of operations	2,948	(1,658)	297
Minority interest	(920)	(410)	(619)

Net income (loss), net of minority interest applicable for U.S. GAAP purposes	2,028	(2,068)	(322)
Items increasing (decreasing) reported net income (loss):
Goodwill deriving from STET—Telecom Italia merger	(194)	(194)	—
Purchase method accounting transactions	(4)	(524)	(138)
Revaluation of fixed assets	85	58	109
Elimination of intercompany profit on sales of intangibles and fixed assets and related depreciation	41	54	34
Capitalization of interest on tangible and intangible assets under construction and related depreciation	(29)	124	127
Contributions to telephone workers social security fund	(2)	73	75
Investment in stock of subsidiary companies	77	65	83
SEAT acquisition	7,866	—	—
Effects of SEAT’s 4th quarter results	(182)	—	—
SEAT put and call amortization	(15)	(145)	—
Reversal of provision on SEAT put option	—	569	1,942
Gain on subsidiary dilution	398	325	—
Sale of real estate properties	(315)	(34)	(136)
Non-capitalizable expenses	(95)	41	34
Reversal of provisions	407	(85)	(12)
Subsidiary stock conversions	2,212	—	—
Common control transactions	—	14	14
Securitization of Satellite investments	—	(130)	—
Derivative financial instruments	—	(73)	73
Impairment of goodwill and long-lived assets	(7,966)	(2,641)	(1,487)
Reversal of goodwill amortization	—	—	952
Other	25	(130)	106

Net adjustments	2,309	(2,633)	1,776
U.S. GAAP income (loss) before reconciliation effects of income taxes, minority interest and cumulative effect of accounting changes	4,337	(4,701)	1,454
Income taxes:
Deferred tax adjustments	(17)	(154)	64
Tax effect on reconciling items	(643)	149	(682)

U.S. GAAP income (loss) before reconciliation effect of minority interest and cumulative effect of accounting changes	3,677	(4,706)	836
Minority interest on reconciling items	(76)	647	(8)

Net income (loss) in accordance with U.S. GAAP, before cumulative effect of accounting changes	3,601	(4,059)	828
Cumulative effect of accounting changes (net of tax)	(79)	20	—

Net income (loss) in accordance with U.S. GAAP	3,522	(4,039)	828

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Ordinary Share Amounts in Accordance with U.S. GAAP (*)

	Years ended December 31,
	2000	2001	2002
	(Euro)
Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP before cumulative effect of accounting changes	0.48	(0.56)	0.11

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP before cumulative effect of accounting changes	0.48	(0.56)	0.11

Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP	0.47	(0.56)	0.11

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP	0.47	(0.56)	0.11

Earnings Per Savings Share amounts in accordance with U.S. GAAP (*)

	Years ended December 31,
	2000	2001	2002
	(Euro)
Basic EPS—per Savings Share amounts in accordance with U.S. GAAP before cumulative effect of accounting changes	0.49	(0.55)	0.12

Diluted EPS—per Savings Share amounts in accordance with U.S. GAAP before cumulative effect of accounting changes	0.49	(0.55)	0.12

Basic EPS—per Savings Share amounts in accordance with U.S. GAAP	0.48	(0.54)	0.12

Diluted EPS—per Savings Share amounts in accordance with U.S. GAAP	0.48	(0.54)	0.12

(*)	The earnings per share amounts have been calculated using the two class method due to ordinary and savings shares being outstanding, as set forth in SFAS 128, “Earnings Per Share”. Also refer to Note 28 (s) for additional information on earnings per share. The calculations take into account the requirement that holders of savings shares are entitled to an additional dividend equal to 2% of the par value of savings shares, above the dividends paid on the ordinary shares. Prior to 2001, the par value of the savings shares was Lire 1,000 per share, while for 2001 and 2002 following the resolution of the extraordinary stockholders’ meeting held on May 3, 2001, regarding the re-denomination of Telecom Italia’s share capital into Euro, the calculations take into account the new par value per share of Euro 0.55. For purposes of these calculations the weighted average number of shares was 7,398,247,829, 7,314,353,578 and 7,297,953,685 as of December 31, 2000, 2001 and 2002, respectively.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2001	2002
	(millions of Euro)
STOCKHOLDERS’ EQUITY
Stockholders’ equity as reported in the consolidated balance sheets	19,309	12,827
Minority interest	(5,787)	(3,778)

Stockholders’ equity, net of minority interest	13,522	9,049
Items increasing (decreasing) reported stockholders’ equity:
Goodwill deriving from STET-Old Telecom Italia merger	2,226	2,226
Purchase method accounting transactions	5,861	4,358
Revaluation of fixed assets	(580)	(465)
Elimination of intercompany profit on sales of intangibles and fixed assets and related depreciation	(177)	(143)
Capitalization of interest on tangible and intangible assets under construction and related depreciation	715	802
Contributions to telephone workers social security fund	(717)	(642)
Investment in stock of subsidiary companies	87	213
SEAT acquisition	5,653	5,653
Effects of SEAT’s 4th quarter results	(182)	(182)
SEAT put and call amortization	(160)	(160)
Reversal of provision on SEAT put option	569	2,511
Sale of real estate properties	(349)	(485)
Non-capitalizable expenses	(103)	(69)
Reversal of provisions	322	298
Common control transactions	(197)	(183)
Securitization of Satellite investments	39	39
Derivative financial instruments	(73)	28
Impairment of goodwill and long-lived assets	(10,607)	(10,618)
Other	(139)	(55)
Deferred tax adjustments	(55)	21
Treasury stock	—	(287)
Reversal of goodwill amortization	—	952
Cumulative effect of accounting changes, net of tax	22	—
Tax effect on reconciling items	(1,278)	(1,946)
Minority interests on reconciling items	(1,942)	(1,700)

Stockholders’ equity in accordance with U.S. GAAP	12,457	9,215

Note 27—Condensed U.S. GAAP consolidated financial statements

The condensed consolidated financial statements as of December 31, 2001 and 2002 and for the three year period ended December 31, 2002 presented below have been prepared to reflect the principal differences between the Group’s accounting policies and U.S. GAAP discussed above.

	As of December 31,
	2001	2002
	(millions of Euro)
ASSETS
Current assets	16,944	15,331
Fixed assets, net	23,883	21,277
Goodwill	12,752	9,606
Other intangible assets	9,754	8,778
Other long-term assets:
Deferred tax assets	1,206	1,975
Other	7,979	3,855

Total assets	72,518	60,822

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2001	2002
	(millions of Euro)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	21,487	17,773
Long-term debt	21,906	20,069
Reserves and other liabilities:
Deferred tax liabilities	2,616	2,024
Other liabilities	4,973	4,958
Employee termination indemnities	1,350	1,305

Total liabilities	52,332	46,129
Minority interest	7,729	5,478
Stockholders’ equity	12,457	9,215

Total liabilities and stockholders’ equity	72,518	60,822

In 2000, the condensed consolidated statement of operations also reflect the 50 per cent investment in Nortel Inversora on an equity basis, as opposed to the proportional consolidation method used for Italian GAAP purposes.

	Years ended December 31,
	2000	2001	2002
	(millions of Euro)
STATEMENTS OF OPERATIONS
Operating revenues	27,535	30,594	30,357
Other income	403	423	473

Total revenues	27,938	31,017	30,830

Operating expenses	(21,898)	(25,081)	(22,536)
Impairments of goodwill	(7,966)	(3,664)	(3,444)

Operating income/(loss)	(1,926)	2,272	4,850

Financial income and expenses and other income and expense, net	(1,492)	(5,976)	(3,493)
Gains on merger, demerger, subsidiary dilution and share conversions	10,476	325	—

Income (loss) before income taxes	7,058	(3,379)	1,357
Income taxes (expense) benefit	(2,524)	(917)	98

Income (loss) before minority interest and cumulative effect of accounting changes	4,534	(4,296)	1,455
Minority interest	(933)	237	(627)

Income (loss) before cumulative effect of accounting changes	3,601	(4,059)	828
Cumulative effect of accounting changes (net of tax)	(79)	20	—

Net income (loss)	3,522	(4,039)	828

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Share Capital	Additional Paid in Capital	Reserves, Retained Earnings and Profit (Loss) of the Year	Total
	(millions of Euro, unless for dividends per share)
Balance as of January 1, 2000	3,835	1,834	13,990	19,659
Dividends paid (Euro 0.31 per ordinary share and Euro 0.32 per savings share)	—	—	(2,327)	(2,327)
Dividend on demerger of Tin.it	—	—	(1,329)	(1,329)
Exercise of stock options	—	44	—	44
Treasury stock	—	—	(662)	(662)
Marketable securities	—	—	(5)	(5)
Translation adjustments on foreign currency financial statements	—	—	34	34
Equity investments and other minor adjustments	—	—	182	182
Net income	—	—	3,522	3,522

Balance as of December 31, 2000	3,835	1,878	13,405	19,118

Dividends paid (Euro 0.31 per ordinary share and Euro 0.32 per savings share)	—	—	(2,309)	(2,309)
Cancellation of treasury stock and re-denomination of capital stock in Euro	187	—	(898)	(711)
Contribution from stockholders’	—	—	128	128
Exercise of stock options	1	9	—	10
Translation adjustments on foreign currency financial statements	—	—	(349)	(349)
Other adjustments	—	—	609	609
Net income (loss)	—	—	(4,039)	(4,039)

Balance as of December 31, 2001	4,023	1,887	6,547	12,457

Dividends paid	—	—	(3,293)	(3,293)
Exercise of stock options	1	8	—	9
Translation adjustments on foreign currency financial statements	—	—	(867)	(867)
Other adjustments	—	—	81	81
Net income (loss)	—	—	828	828

Balance as of December 31, 2002	4,024	1,895	3,296	9,215

Other Comprehensive Income:

	2000	2001	2002
	(millions of Euro)
Net income (loss) for the year under U.S. GAAP	3,522	(4,039)	828
Translation adjustments on foreign currency financial statements during the year	34	(349)	(867)
Unrealized gains/(losses) on available for sale securities during the year	(5)	—	—
Adoption of derivative accounting (net of tax of Euro 1 million)	—	2	1

Total comprehensive income (loss) under U.S. GAAP	3,551	(4,386)	(38)

Note 28—Additional U.S. GAAP Disclosures

(a)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b)	Accounting changes

i)    Business combinations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, “Business Combinations” (“SFAS 141”). The Statement requires the use of the purchase method of accounting for all

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

business combinations initiated after June 30, 2001, thereby eliminating the use of the pooling of interest method of accounting for business combinations. In addition, SFAS 141 requires that intangible assets be recorded apart from goodwill if they meet certain criteria. This new standard did not have an impact on the Group’s results of operations, financial position or cash flows upon adoption as there were no acquisitions after July 1, 2001 that necessitated the accounting requirements of SFAS 141.

ii)    Accounting for goodwill and other intangible assets

In June 2001, the FASB issued SFAS 142 effective for fiscal years beginning after December 15, 2001. SFAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach based on the supposition that goodwill is not a “wasting asset” that requires periodic cost allocation. Thus, amortization of goodwill, including goodwill recorded in past business combinations and amortization of intangibles with an indefinite life, ceased upon adoption of SFAS 142. The Group adopted the provisions of SFAS 142 effective January 1, 2002. The Group completed the SFAS 142 transitional impairment test during the second quarter of 2002 and concluded that there was no impairment of goodwill at that time, as the fair value of its reporting units exceeded their carrying amounts as of January 1, 2002. Therefore, the second step of the transitional impairment test required under SFAS 142 was not necessary.

As required under SFAS 142, the Group performed the required impairment testing as of December 31, 2002. Based on that assessment, it was determined that certain reporting units within the Internet and Media segment were potentially impaired. As a result, the Group recorded a goodwill impairment charge of Euro 3,444 million. See also Note (k) for further information on the impairment charge.

The Groups 2001 and 2000 results of operations do not reflect the provisions of SFAS 142. Had the Group adopted SFAS 142 as of January 1, 2000, the net income (loss) and basic and diluted net income (loss) per ordinary share and savings share would have been the adjusted pro forma amounts indicated below:

	2000	2001
	(millions of Euro, except per share amounts)
Net income (loss) for the year under U.S. GAAP	3,522	(4,039)
Net income (loss) adjustment for amortization of goodwill	1,070	2,421

Adjusted net income (loss)	4,592	(1,618)

Reported Basic EPS per Ordinary Share	0.47	(0.56)
Reported Basic EPS per Savings Share	0.48	(0.54)
Reported Diluted EPS per Ordinary Share	0.47	(0.56)
Reported Diluted EPS per Savings Share	0.48	(0.54)

Adjusted Basic EPS per Ordinary Share	0.62	(0.22)
Adjusted Basic EPS per Savings Share	0.63	(0.21)
Adjusted Diluted EPS per Ordinary Share	0.62	(0.22)
Adjusted Diluted EPS per Savings Share	0.63	(0.21)

iii)    Impairment or disposal of long-lived assets (plant and equipment and acquired technology)

In August 2001, the FASB issued SFAS 144 “Accounting for the Impairment of Long-Lived Assets” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement applies to certain long-lived assets, including those reported as discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of”, and APB 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment. The Group adopted the provisions of SFAS 144 effective January 1, 2002.

The Statement requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The new statement also changes the measurement criteria for discontinued operations. SFAS 144 also broadens the reporting of discontinued operations to include the disposal of a component of an entity provided that the operations and cash flows of the component will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. The Statement does not apply to investments in equity investees. No write-downs of long-lived assets were recorded under SFAS 144 in 2002.

iv)    Derivative financial instruments

Effective January 1, 2001, the Group adopted SFAS 133, “Accounting for Derivative Instrument and Hedging Activities” (“SFAS 133”), and the corresponding amendments and interpretations to this Statement. The Statement requires that all derivative financial instruments be recognized in the financial statements and are to be measured at fair value regardless of the purpose or intent of holding them. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss). If the derivative is designated as a cash flow hedge, the effective portions of the change in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in net earnings (loss) when the hedged item affects operations. Ineffective portions of changes in the fair value of cash flow hedge are to be recognized in net earnings (loss) prior to the contracts expiration. If the derivative used in an economic hedging relationship is not designated in an accounting hedging relationship, changes in the fair value of the derivate are recognized in the statement of operations through the life of the contract.

For the year ended December 31, 2001, the adoption of SFAS 133 resulted in a cumulative decrease in the net loss of Euro 20 million, net of tax of Euro 7 million and an increase to OCI of Euro 2 million. The adoption of SFAS 133 did not materially affect either the basic or diluted loss per share ordinary or savings share.

(c)	New accounting standards

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The Interpretation requires expanded disclosure to be made in the guarantor’s financial statements in regards to the guarantees and obligations under certain agreements. It also requires that a guarantor recognize, as of the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statement periods ending after December 15, 2002 and have therefore been applied in the accompanying financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The Group is still evaluating the effect, if any, that adoption of the Interpretation will have on its financial condition and results of operations.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. Telecom Italia has sold certain of its trade accounts receivables to a sponsored conduit under a €2 billion accounts receivable securitization facility. Under the securitization facility, the Telecom Italia has an agreement to sell, on a revolving basis, pools of certain accounts receivables to a special-purpose entity vehicle ( the “Vehicle”). The vehicle then issues notes to investors, with the receivables being used as collateral. The revolving facility with Telecom Italia is to be used to pay off the issued securities. The SPE’s assets are legally isolated from the Company’s general creditors and the entity’s investors have no recourse to the Company’s other assets for failure of debtors to pay when due. The Company also retains servicing responsibilities and receives a market-based servicing fee.

The transfers of the accounts receivable are recognized as sales in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Gains and losses from transfers are recognized in the statement of operations when the Group relinquishes control of the transferred financial assets. The gain or loss recognized on a sale depends in part on the previous carrying amount of the

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets involved in the transfer, allocated between the portion of the assets sold and the retained interests based upon their respective fair values at the date of sale. The Company is in the process of evaluating the implications of the Interpretation to all variable interest entities with which it has involvement, but has determined that it will not be required to consolidate the Vehicle. The Group will begin applying the provisions of this new announcement effective July 1, 2003 on a prospective basis.

In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables”. The EITF addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and / or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be divided into separate units of accounting based on their relative fair values. The Issue also supersedes certain guidance set forth in SEC Staff Accounting Bulletin (“SAB”) 101. The final consensus is applicable to agreements entered into in financial quarters beginning after June 15, 2003, with early adoption permitted. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as a cumulative effect of a change in accounting principle. The Group will adopt this new pronouncement as of January 1, 2004. The Group is currently evaluating the impact of the Issue on results of operations, financial position and cash flows.

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations,” which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the asset’s useful life. The liability is accreted to its present value each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. The Group is required and plans to adopt the provisions of SFAS 143, effective January 1, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require gathering market information and the development of cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The Company has not completed its assessment of the impact SFAS 143 will have on its results of operations, financial position and cash flows.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities, which effectively nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity Including Certain Costs Incurred in a Restructuring (“EITF 94-3”). The principal differences between SFAS 146 and EITF 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by the FASB in this new Statement is that an entity’s commitment to a plan, in and of itself, does not create an obligation that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 also changes the accounting recognition of one-time termination benefits, requiring that those costs be recognized over the period of the employees’ service beyond a minimum retention period. Under EITF 94-3, these costs were accrued upfront when all the criteria of EITF 94-3 were met. The effective date for the new Statement is January 1, 2003, with earlier adoption allowed. The Group will apply the provisions of the Statement as of January 1, 2003.

In December 2002, the FASB issued SFAS 148 “Accounting for Stock-Based Compensation—Transition and Disclosure an Amendment of SFAS 123” (“SFAS 148”), The new Statement is applicable to those entities that decide to adopt the fair value stock based compensation as their primary accounting policy, as opposed to APB 25. The Group has adopted the additional disclosure requirements of SFAS 148.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2003 the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”), the new accounting standard for certain types of freestanding financial instruments and disclosure regarding possible alternatives to settling financial instruments. The Group has started to evaluate what impact, if any, adoption of the Statement will have on the Group’s consolidated financial condition and results of operation. The Statement is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003.

(d)	Acquisitions

2002

The Group uses SFAS 141, “Business Combinations” to account for acquisitions. Under SFAS 141, in every business combination an acquirer must be identified based on an overall assessment of the facts in each situation. The Group made several insignificant acquisitions in 2002. Periodically the Group also acquires shares or companies from related parties. The purchase accounting treatment for these acquisitions depends on an overall assessment of the share ownership before and after the transaction. In general, if the Group or an affiliate owns 50% or more of the shares before and after the transaction it is accounted for based on common control, and therefore historical basis accounting is used. The Group paid a total of Euro 1,199 million in cash for acquisitions in 2002, Euro 465 was for existing equity investees. Of the remaining Euro 734 million, Euro 108 million was for an additional stake in Stet Hellas, a controlled subsidiary of TIM. The acquisitions would not have had a material impact on consolidated operating revenues, income before income tax, net income or earning per share. The following represents the significant acquisitions in 2002:

Blu

On October 7, 2002, TIM purchased the number four wireless operator in Italy, Blu S.p.A. (“Blu”), with Blu being merged into TIM S.p.A. on December 23, 2002 (effectiveness date). Immediately prior to the acquisition, Blu sold off most of its core assets to the other competitor phone companies in Italy, as called for in the final anti-trust resolution that allowed the sale to go forward. TIM paid approximately Euro 84 million in cash to receive 100% of the shares of Blu, assumed approximately Euro 546 million in debt and forfeited approximately Euro 90 million in net receivables from Blu for a total purchase price under U.S. GAAP of Euro 720 million. The Italian anti-trust authorities requirement that Blu be acquired in pieces by all of the Italian market operators immediately before TIM acquired the stock resulting in the assessment that, under SFAS 141 and EITF No.98-3, Determining Whether Non monetary Transactions Involves Receipt of Productive Assets or of a Business (“EITF 98-3”), Blu did not represent a business as defined and therefore, no goodwill could be assigned based on the purchase price. As the acquisition of Blu did not qualify as a “business” as required under SFAS 141, the Group applied the guidance as established in EITF 98-11, “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations” (“EITF 98-11”). Based on the guidance in EITF 98-11, the acquisition of Blu has been treated as the acquisition of a collection of assets, including a part of the benefit of the net operating losses (“NOL’s”) acquired. In accordance with this guidance, part of the deferred tax assets related to the NOL’s of Blu were not recorded at the acquisition date, as these items were not known at the time of the acquisition. In accordance with EITF 98-11, the NOL’s first reduced long-lived assets to zero, prior to being recorded in the statement of operations. The benefit of the deferred tax assets was recognized in 2002, along with the deferred credit. The benefit from both the NOL’s and the deferred credit were recognized in the tax expense line of the condensed financial statements. The following represents the allocation of the purchase price paid for Blu (thousands of Euro):

Current assets, net	616,877
Long-term assets	52,514
Intangibles	22,400
Deferred tax on assets purchased	2,196
Tax net operating losses	103,214
Deferred credit	(77,466)

Net assets purchased	719,735

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EPIClink

On August 2, 2002, Telecom Italia reached an agreement with EPIClink S.p.A. (“EPIClink”) shareholders’ for the purchase of 86% of the outstanding shares of EPIClink. EPIClink is a company operating as a specialized operator in outsourcing services in information and communication technology for small and medium sized businesses. In particular it provides communication and Internet hosting and servicing management. The price paid for the controlling interest in EPIClink was Euro 60.2 million. The allocation of the purchase price paid for the controlling interest in EPIClink resulted in additional goodwill of Euro 49 million. The Group was granted a call option, exercisable in the first two years following the acquisition, by which the Group can acquire the remaining shares for the higher of either Euro 10 million or the fair value of the minority interest. After the expiration of the call option, the minority interests will have a put option by which they can put the remaining shares to the Group based on substantially the same terms. The results of EPIClink have been included on a consolidated basis since June 2002.

Webegg

In June 2002 the Group purchased the outstanding 50% of shares in Webegg from Olivetti, the Group’s controlling shareholder. The acquisition price of Euro 57.5 million represented the carrying value of the investment for Olivetti. The acquisition of the outstanding shares from Olivetti has been accounted for as a common control transaction, therefore the historical basis of the assets and liabilities of Webegg have been carried forward from the date of acquisition. The results of Webegg have been included on a consolidated basis since June 2002.

Stet Hellas

In 2002 the Group increased its controlling interest in its Greek mobile subsidiary, Stet Hellas. The Group purchased from Verizon Europe Holding II group an additional 17.45% interest in Stet Hellas for Euro 108 million in cash, increasing its total percentage to 81.40%. The acquisition has been accounted for under SFAS 141 using step acquisition accounting. An additional Euro 66 million of goodwill was associated with the additional ownership acquired.

2001

Entel Chile

In December 2000 the Telecom Italia Group signed an agreement to increase its investment in Entel Chile (“Entel”) from 26.16% to 54.76% by purchasing shares held by the Chilquinta Group and the Matte Group in a cash transaction. Entel operates in the sectors of fixed and mobile telephone services, data-transmission and Internet-access services. Previous to this investment the Group had owned a 26.16% interest in Entel Chile, which in accordance with U.S. GAAP was accounted for using the equity method. The overall cost of the acquisition was Euro 970 million, with the acquisition completed and accounted for as of April 1, 2001.

Under Italian GAAP, the Entel acquisition was accounted for by the purchase method, with the date of effective control designated as of January 1, 2001. The excess of the acquisition cost over the equity in the net book value of net assets acquired was allocated to goodwill, which was being amortized by the straight-line method over 15 years. Entel Chile has been included in the consolidated financial statements of Telecom Italia from January 1, 2001.

Under U.S. GAAP, the Entel acquisition was accounted for by the purchase method with April 1, 2001 designated as the effective date of the acquisition. The tangible and intangible assets acquired and liabilities assumed were recorded at estimated fair values. The following represents the purchase price allocation to the fair value of assets acquired and liabilities assumed:

(millions of Euro)
Purchase price	970
Net tangible and intangible assets acquired	(342)

Goodwill from acquisition	628

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortization of costs assigned to intangible assets and goodwill is computed by the straight line method over the expected period to be benefited, which is five years for software and 15 years for licenses and goodwill. Goodwill ceased being amortized as of January 1, 2002, the date that the Group adopted SFAS 142.

For U.S. GAAP purposes, Entel Chile has been included in the consolidated financial statements of Telecom Italia by the equity method of accounting for the 26.16% interest through March 31, 2001 and fully consolidated from April 1, 2001.

The following table reflects the results of operations on a pro forma basis as if the acquisition of Seat and Entel Chile had occurred as of January 1, 2000. The 2000 pro forma results of operations do not include the Euro 7,866 million in non-recurring gains from the distribution of Tin.it’s shares or the effects relating to the cumulative effect of accounting changes. The following unaudited pro forma information also excludes the effects of synergies and any other cost saving initiatives related to the acquisitions.

Unaudited	2000	2001
	(millions of Euro, except per share amounts)
Operating revenues	30,096	31,383
Net income (loss)	(3,495)	(4,187)

Earnings per Share:
Basic EPS—per ordinary share	(0.47)	(0.58)
Basic EPS—per savings share	(0.46)	(0.56)
Diluted EPS—per ordinary share	(0.47)	(0.58)
Diluted EPS—per savings share	(0.46)	(0.56)

Consodata

On February 9, 2001, SEAT gained a controlling stake (54.5%) of Consodata S.A. (“Consodata”), a company listed on the Paris Nouveau Marché in the business of information marketing. The acquisition occurred in the following manner: (i) SEAT issued 63,789,104 ordinary shares to the Consodata shareholders for 3,986,819 Consodata shares, corresponding to 39.27% of the French company’s share capital; then (ii) SEAT contributed their entire stake (100%) in the operating subsidiary Giallo Dat@ to Consodata in return for 3,383,520 new ordinary shares (25% of the new post-increase capital of Consodata). On May 30, 2001, SEAT announced a public tender offer in which sixteen new ordinary SEAT shares were offered for each Consodata share. The holders of 5,981,625 Consodata shares, equivalent to approximately 44.19% of the share capital, participated in the offer in which 95,706,000 new ordinary SEAT shares were issued on August 8, 2001. SEAT, therefore, gained a total interest of 90.74% in the new combined entity Consodata-Giallo Dat@. The Company’s total investment in Consodata totaled Euro 554 million. The operations of Consodata have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of Euro 514 million was recorded as goodwill, which was being amortized over 10 years computed on the straight line method. During 2002, the Group recorded an additional purchase of 8.17% of Consodata for approximately Euro 49 million. This purchase completed SEAT’s obligations under previously signed put and call arrangements. The entire amount paid was recorded as additional goodwill. The Company performed an impairment review under U.S. GAAP in accordance with its policy described in Note 28 (j), and as a result, recorded a non-cash impairment charge to the goodwill related to Consodata of Euro 457 million in 2001.

Telegate

As of October 1, 2000, SEAT owned 2.2% of Telegate AG, a publicly traded company in Germany, with a fair value of Euro 37 million. During November 2000, the Company acquired an additional 11.34% of Telegate AG and 51.37% of Telegate GmbH, a German holding company. Telegate GmbH directly owns 50.99% of Telegate AG. The acquisition was accomplished through the issuance by SEAT of 147,446,627 ordinary shares for a total purchase price of Euro 758 million. On April 5, 2001, SEAT purchased the remaining 48.63% of Telegate GmbH through the issuance of 150,579,625 new ordinary shares for a purchase price of Euro 309

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million. The total investment in Telegate GmbH and Telegate AG totaled Euro 1,104 million. The operations of Telegate GmbH and Telegate AG have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of Euro 1,048 million was recorded as goodwill, which was being amortized over 7 years computed on the straight line method. During 2002, the Group purchased an additional 13.9% of Telegate AG for approximately Euro 30 million via a capital increase. The capital increase was subscribed to only by SEAT and Telegate Gmbh, therefore giving the Group 78.44% of Telegate AG. An additional Euro 9 million in goodwill was recorded from this transaction. The Company performed an impairment review under U.S. GAAP in accordance with its policy described in Note 28 (j), and as a result, recorded a non-cash impairment charge to goodwill related to Telegate of Euro 907 million in 2001.

2000

SEAT Acquisition

On February 10, 2000, Telecom Italia announced that it had reached an agreement to acquire a controlling interest in the Italian yellow page publisher, SEAT Pagine Gialle S.p.A. (the “SEAT Acquisition”). In addition to its publishing business, SEAT also has Internet and television properties. The SEAT Acquisition was effected in a series of steps and was financed through a combination of cash and the issuance of shares in a wholly owned subsidiary of Telecom Italia, Tin.it, to SEAT. Through a proxy offering and an acquisition from a private investment vehicle (“Huit II”), Telecom Italia paid Euro 6,104 million in August 2000 and Euro 6 million in November 2000 to acquire 1,156 million ordinary shares and 327 million savings shares of SEAT. On November 15, 2000, Telecom Italia distributed shares in its previously wholly owned Internet subsidiary, Tin.it, to SEAT to obtain a further 4,675 million ordinary shares of stock. Concurrent with the shares issued, Telecom Italia distributed 8.168 per cent of Tin.it to SEAT on November 10, 2000, for which SEAT issued new shares directly to Telecom Italia’s shareholders. This part of the SEAT Acquisition was accounted for as a dividend to the Shareholders of Telecom Italia at fair market value. On November 20, 2000, Telecom Italia paid Euro 258 million to acquire a further 53 million ordinary shares.

For purposes of Italian GAAP, the cash consideration paid for SEAT’s shares was recorded under purchase accounting, the shares of Tin.it exchanged for the controlling interest in SEAT were accounted for based on the pooling of interest basis of accounting, therefore no value was ascribed to this portion of the SEAT Acquisition. For Italian GAAP purposes, the SEAT Acquisition was accounted for as of December 31, 2000. For purposes of U.S. GAAP, the shares of Tin.it exchanged for the controlling interest in SEAT have been accounted for as a purchase. The shares issued to Telecom Italia have been valued using the average quoted market price of the SEAT shares in the period from February 8 to February 14, 2000, including the announcement day of the SEAT Acquisition on February 10, 2000. For purposes of U.S. GAAP, the SEAT Acquisition was considered effective as of October 1, 2000, the date that operating control of SEAT was deemed to have passed to Telecom Italia, and therefore the SEAT Acquisition was accounted for as a purchase as of that date.

As part of the SEAT Acquisition, a put option was granted to minority shareholder Huit II under the agreement relating to the SEAT/Tin.it transaction entered into by, among others, Telecom Italia and Huit II on March 15, 2000. The put option allowed the holders of the option to put approximately 710 million SEAT shares to Telecom Italia at Euro 4.20 per share. The option was exercisable not later than the 12th business day after the completion of the transaction. On December 5, 2000, upon notification from the put holders of their intent to exercise, Telecom Italia entered into a transaction with a company of the JPMorgan/Chase, whereby JPMorgan/Chase acquired approximately 710 million SEAT ordinary shares from Huit II along with Huit II’s put option to sell such shares to Telecom Italia at the price of Euro 4.20 per share. In addition, the exercise period was lengthened to a maximum of five years and a corresponding call option over approximately 660 million shares was granted to Telecom Italia under the same terms and conditions as the put option, with the payment of a premium of approximately Euro 747 million. For purposes of U.S. GAAP, the put and call agreement has been accounted for as the acquisition financing of an additional equity interest, with the amounts due under the agreement included in the purchase price allocation below. The put/call agreement increased the investment in SEAT, including goodwill, by Euro 2,985 million with a corresponding increase in long-term debt. For purposes of Italian GAAP, the put and call obligations were not recognized in the financial statements in 2000. However, Euro 569 million and Euro 1,942 million were recognized in 2001 and 2002, respectively, based on the estimated

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

portion of the fixed option price that would not be recoverable upon exercise. The Group has decided to divest the Directories, Directories Assistance and Business Information businesses of SEAT in 2003.

The following represents the final purchase price allocation to the fair value of the assets acquired and liabilities assumed.

		(millions of Euro)
Cash purchase price		6,368
Fair value of merger transaction and put/call financing of minority interest acquisition		9,607
Transaction costs		49

Total consideration	A)		16,024
Net tangible and intangible assets acquired		3,639
Minority interest		(1,449)

	B)		2,190

Goodwill from acquisition	(A-B)		13,834

Like many companies operating in the technology sector, and in particular the Internet, as of December 31, 2000 the share price of SEAT had declined substantially from the date of the SEAT Acquisition announcement, falling to Euro 2.375 from the acquisition and merger price of Euro 4.2 agreed upon in February 2000. The reduction was considered to be an indicator of impairment for purposes of SFAS 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of, which was the accounting principle used by the Group at that time to assess impairment.

Based on Telecom Italia’s analysis and comparison of the undiscounted cash flow of SEAT, it was apparent that the undiscounted cash flows of SEAT were less than the carrying value of the investment in SEAT, at which point the goodwill related to the investment was considered impaired. Upon an analysis of the SEAT business plan, a discounted cash flow analysis was performed, with the outcome being a Euro 7,966 million reduction in the acquisition goodwill.

The remaining goodwill was being amortized on a straight-line basis over 12 years until January 1, 2002, when the Group adopted SFAS 142.

Holding Media e Comunicazione (formerly Cecchi Gori Communications)

On August 8, 2000, SEAT purchased 25% of Cecchi Gori Communications S.p.A. (“CGC” ) for a total of Euro 129 million in cash from Cecchi Gori Communication Media Holdings (“CGCMH”). During 2001, SEAT acquired the remaining 75% of CGC, bringing the Group’s total investment in CGC to Euro 217 million. The operations of CGC have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of Euro 72 million was recorded as goodwill, which was being amortized over 10 years computed on the straight line method until January 1, 2002, when the Group adopted SFAS 142.

TDL Infomedia

During December 2000, the Company acquired 99.6% of TDL Infomedia Ltd. (TDL) through the issuance of 140,672,537 ordinary shares for a total purchase price of Euro 527 million. The operations of TDL Infomedia Ltd. are included in the consolidated financial statements from the date of acquisition. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of Euro 443 million was recorded as goodwill, which was being amortized over 15 years computed using the straight line method. The Company has an option to acquire the remaining shares at a price to be determined based on a multiple of the operating results of TDL from 2001 through 2003 up to a maximum purchase price of Euro 120.2 million. In connection with the acquisition of TDL, SEAT entered into share lock-up agreements with certain executive shareholders of TDL. Under the terms of these agreements, the executives are restricted through 2004 from selling the 13,684,099 aggregate shares of SEAT received. As consideration, SEAT has guaranteed the executives a value of Euro 3.53 per share, as long as the executive remains employed by TDL at the end of the lock-up period. If at the conclusion of the lock-up period the quoted market price of

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEAT’s shares fall below the guaranteed value, Seat will be required to issue additional shares to the executives such that the total market value of all shares received equals the value of the original number of shares at the guaranteed value. The purchase option and share lock-up agreements result in potential additional compensation to the executives. As a result, during the term of the option and lock-up periods, compensation expense will be recorded to reflect the fair value of any additional shares, if any, to be issued at the end of each reporting period and the excess of the option price over the estimated fair value of additional shares to be acquired. The amount of compensation expense related to these agreements was Euro 21 million and Euro 32 million in 2002 and 2001, and was immaterial in 2000. No additional acquisition amounts payable have been recorded for the contingent consideration.

(e)	Supplemental disclosure of cash-flow information

Cash and cash equivalents

Cash and cash equivalents represent highly liquid investments that are readily convertible to cash and have original maturities of ninety days or less.

Other Information

	2000	2001	2002
	(millions of Euro)
Changes in Operating Assets and Liabilities
Marketable securities	(1,121)	265	1,742
Receivables	(238)	(53)	339
Inventories	305	89	225
Other current assets	(2,200)	(708)	(1,098)
Payables, trade and other	(469)	774	(717)
Accrued payrolls and employee benefits	294	(191)	57
Accrued income taxes	(316)	(145)	12
Other accrued liabilities	(31)	341	110

	(3,776)	372	670

Cash Paid During the Year For:
Interest	790	930	834

Income taxes	2,273	2,072	665

(f)	Marketable securities

The Group’s investments consist primarily of investment grade marketable debt and equity securities. For purposes of U.S. GAAP these securities are classified as either held to maturity, trading or available for sale. Held to maturity securities are securities that the Group has the ability and positive intent to hold until maturity, therefore they are carried at amortized cost. Trading securities are recorded at fair value with unrealized gains and losses included in the statement of operations. Available for sale securities are recorded at fair value with the net unrealized gains or losses reported, net of tax, in other comprehensive income. Prior to December 31, 2002, virtually all of the Group’s marketable securities were classified as trading. Given the pro-longed drop in security valuations over the last two years and the adequate liquidity generated by Group operations, the Group reclassified the portfolio to available for sale. The transfer was made at market value, resulting in a loss of Euro 169 million as of December 31, 2002. For purposes of Italian GAAP, investments are carried at the lower of cost or market value, with any gains or losses reflected in the statement of operations. Securities are valued using their specific identification.

The fair value of all portfolios is determined by quoted market prices.

December 31, 2002	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(Euro millions)	(Euro millions)	(Euro millions)	(Euro millions)
Trading securities	2	—	(1)	1
Available for sale	1,370	—	(168)	1,202

Total marketable securities	1,372	—	(169)	1,203

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2001	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(Euro millions)	(Euro millions)	(Euro millions)	(Euro millions)
Trading securities	2,331	—	(238)	2,093
Available for sale	—	—	—	—

Total marketable securities	2,331	—	(238)	2,093

(g)	Securitization of accounts receivable

During 2001, the Group began selling trade accounts receivable to a Special Purpose Entity (an “SPE”) Vehicle (the “Vehicle”) in a securitization transaction. In order to fund the purchase of the accounts receivable, the Vehicle issued Euro Medium Term Asset Backed Notes (the “Notes”) in the amount of Euro 700 million which are secured by the accounts receivable acquired. The Vehicle has the ability to issue additional Notes up to an aggregate amount of Euro 2 billion. Funds received from the collection of sold accounts receivable may be used to acquire additional accounts receivable from the Group.

Under Italian GAAP, the determination of whether the transfer of accounts receivable represents a sale, the inclusion or exclusion of the SPE in the consolidated financial statements of the Group and the determination of the amount of gain or loss on the sale is determined by the legal and contractual provisions of the agreement. For U.S. GAAP, the accounting for the transaction is primarily governed by SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). Under the provisions of SFAS 140, the agreement must meet certain defined criteria to qualify as a sale of financial assets, the SPE must meet certain defined criteria to preclude consolidation, and the amount of gain or loss on the sale is determined based on the consideration received, the carrying value of the underlying financial components sold and the fair value of the financial components retained. Even though the underlying accounting principles differ, there was no material difference in the accounting treatment of this transaction between Italian and U.S. GAAP.

Under the terms of the agreement, the Vehicle charges the Group an initial discount which varies based on the credit profile and other characteristics of each tranche of accounts receivable sold. Additionally, for the purposes of credit enhancement, the Vehicle withholds a portion of the purchase price as a deferred payment, representing the Group’s retained interest in the sold receivables. The amount of deferred payment withheld is adjusted on a monthly basis based on an evaluation of actual collections, delinquencies and other factors. The Group retains the servicing responsibility related to the sold receivables and receives a servicing fee from the Vehicle which is estimated to approximate the fair value of providing such services.

During 2002 and 2001, the following cash flows were received from and paid to the Vehicle (in Euro millions):

	December 31,
	2002	2001
Gross trade receivables sold to the Vehicle	9,003	5,907
Collections remitted to the Vehicle	(8,155)	(5,030)
Discount	(65)	(44)
Remaining retained interest	(394)	(337)

Net cash received in advance from the Vehicle	389	496

The amounts recorded in the balance sheets and statements of operations for 2002 and 2001 are as follows:

	December 31,
	2002	2001
Receivables to be collected still held by the Vehicle	849	877
Retained interest	394	337
Allowance for bad debts	24	29
Loss recognized in the statement of operations	89	73

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The losses on the sales of receivables to the Vehicle are due to the discount charged by the Vehicle and the bad debt provisions to adjust the retained risks to fair value. The retained interests represent the deferred purchase price that has yet to be received from the Vehicle and are included under other current assets.

(h)	Securitization of satellite investments

In 2001 Telecom Italia formed a wholly-owned subsidiary domiciled in Luxembourg, Mirror, to which it transferred certain investments in entities in the satellite communications sector at their fair market values of Euro 550 million. Mirror subsequently obtained a non-recourse loan of Euro 217 million from a merchant bank, which was subsequently disbursed to Telecom Italia, leaving Telecom Italia with net equity of Euro 333 million in Mirror under Italian GAAP. Subsequent to the loan, 70% of the equity in Mirror was sold to the same merchant bank for a total of Euro 233 million, providing Telecom Italia a total of Euro 450 million in cash from the partial disposal of the satellite shareholdings. In the consolidated Italian GAAP financial statements the transaction has been accounted for as a sale, with a gain of Euro 170 million being recognized on the sale of 70% of the assets and the remaining 30% interest in Mirror being recorded as an equity investment. For Italian GAAP purposes the remaining equity investment was considered impaired for Euro 40 million at December 31, 2001.

Under U.S. GAAP the structuring of the transaction was considered a securitization, with Mirror being deemed a non-qualifying special purpose entity, therefore the requirements for sales recognition accounting were not met. Consequently, U.S. GAAP requires that (i) the equity securities transferred to Mirror should continue to be reflected in the consolidated financial statements of Telecom Italia at historical cost, (ii) the gain of Euro 170 million and the valuation allowance of Euro 40 million recognized for Italian GAAP purposes should not be recognized and (iii) the accounting for the Euro 450 million of cash received by Telecom Italia be reflected in the consolidated balance sheet as additional bank debt of Euro 217 million and minority interest of Euro 233 million, representing the debt of Mirror and the cash received from Lehmann Brother Merchant Bank for its purchase of 70% of Mirror from Telecom Italia, respectively.

(i)	Sale of real estate properties

In late 2000, the Group transferred a going concern including a portion of their real estate portfolio to a wholly owned subsidiary, IM.SER, at the fair market value of Euro 2,900 million. The assets’ net book value on the date of transfer was Euro 2,392 million. Subsequently, the Group sold 60% of their interest in IM.SER to third parties for cash in the amount of Euro 1,740 million. Telecom Italia subsequently leased back 90% of the buildings contributed to IM.SER on long-term contracts. In total Telecom Italia received cash in the amount of Euro 2,700 million, which came from both the sale of the investment and a cash dividend distribution from IM.SER, with the distribution of funds being provided by IM.SER’s borrowing from a consortium of banks. Under Italian GAAP, a pre-tax gain for the amount of Euro 312 million was recorded in the consolidated financial statements. Under U.S. GAAP, the transfer of the assets to the wholly owned subsidiary, the subsequent lease agreement, the receipt of cash by the Group from the partial sale and the special dividend are considered to be secured borrowings. This type of accounting treatment requires that the real estate continue to be reflected in the consolidated financial statements and depreciated based on its historical net book value. Additionally, the gain recognized under Italian GAAP on the partial sale of the subsidiary is reversed for U.S. GAAP purposes. The balance sheet of the Group at December 31, 2002 under U.S. GAAP reflects an increase in long-term debt of Euro 2,366 million, an increase in real estate of Euro 1,907 million (net of the depreciation from the date of transfer) and a reduction in investments for Euro 271 million.

In 2002, the Group entered into additional arrangements in relation to its real estate assets. Through a series of assets contributions, transfers and partial sales, the Group re-packaged selected real estate assets with investors, recognizing a net impact of approximately Euro 150 million on the consolidated statement of operations under Italian GAAP. For purposes of US GAAP, significant portions of these transactions were considered to be either “failed-sale leasebacks” or “failed sales”. These transactions, including those related to Tiglio I and IM.SER, did not meet the accounting requirements for sale under either SFAS 98 Accounting for Leases or FAS 66 Accounting for Sales of Real Estate, therefore requiring that assets continue to be accounted for on the balance sheet. The transactions under Tiglio II are newly contributed assets and were also considered “failed sales” therefore requiring similar accounting to the aforementioned IM.SER transaction in 2000. The result in 2002 was such that a significant portion of the gains recognized under Italian GAAP were reversed for US GAAP and the additional assets and liabilities consolidated.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(j)	Impairment of long-lived assets

As discussed in Note 28 (b), the Group changed its method of accounting for long-lived assets, including goodwill, in 2002. Prior to 2002, the Group applied SFAS 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of”, to all long-lived assets, including goodwill.

Under both SFAS 121 and 144, the Group assesses potential impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or if the price of the asset has had considerable market depreciation. The recoverability of an asset’s carrying value is initially determined by comparing the undiscounted cash flows of the asset to its carrying value. If, after the initial assessment, impairment is deemed to exist, then the Group estimates the fair value of the asset based on discounted cash flows, independent appraisals or quoted market prices, if available. Any excess of carrying value over estimated fair value is written off and recorded as an expense in current period earnings. No impairment charges were taken under SFAS 144 in 2002.

As described in footnote 28 (d), in 2000 the Group acquired SEAT, a company operating in the Internet and publishing sectors. In 2000 under SFAS 121, the Group took a charge of approximately Euro 7,966 million in the initial year of the acquisition due to the decrease in asset prices for that sector. In 2001, Telecom Italia took additional impairment charges for goodwill under SFAS 121of Euro 5,022 million, Euro 2,496 million of which was again related to SEAT. Due to the adoption of SFAS 142 as of January 1, 2002, no impairments of goodwill were recorded using SFAS 121, and no impairments for other long-lived assets were recorded in 2002 under SFAS 144. See (k) for the discussion of impairments in 2002.

(k)	Goodwill and other intangible assets

As a technology, media and information company, the Group creates, distributes and manages information with inherent value. The Group does not recognize the fair value of internally generated intangible assets. However, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value in the consolidated balance sheet. As discussed previously, SFAS 142 was adopted by the Group as of January 1, 2002, and required that goodwill and certain other intangible assets deemed to have an indefinite life cease amortizing. As a result, goodwill ceased being amortized to the statement of operations on a periodic basis.

The Group annually reviews the carrying value of acquired indefinite-lived intangible assets, including goodwill, to determine if impairment may exist. An interim assessment of goodwill may be necessary if an impairment indicator exists that indicates that the fair value of a reporting unit may have decreased. The requirements of SFAS 142 include that indefinite-lived intangible assets be assessed for impairment using fair value measurement techniques, and, specifically, a two-step process must be utilized. The first step is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second part of the test is not considered necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part of the goodwill impairment test compares the implied value of the operating unit’s goodwill with the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the asset and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized equal to that excess.

In accordance with the requirements of SFAS 142, the annual impairment test of goodwill was conducted as of December 31, 2002. As part of that assessment, it was determined that certain reporting units within the Internet & Media reporting segment contained goodwill that was potentially impaired. The 2002 review incorporated into the analysis all of the known facts and management strategies at the time, including the

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

possibility that the ownership levels of certain businesses may change in the future. In particular, management had been assessing the structure and benefits of having the Internet & Media segment constituted as a single business. Although management had not committed to a plan regarding the disposal of certain reporting units of SEAT until after December 31, 2002, and therefore the requirements to meet discontinued operations or assets held for sale accounting criteria were not met at that time, the probability that a realignment of the business would take place, including the possible disposal valuations of those businesses, were considered. The 2001 valuation approach was based on a discounted cash flow model, using the best estimates of management at that time, including the intention to keep SEAT together as an integrated asset for the foreseeable future. In 2002 the fair value of the affected reporting units, in particular the Directories, Directory Assistance and Business Information, were derived based on an assessment of recent trading multiples for other similar assets. This approach was used as, given the increasing likelihood that Telecom Italia would sell these assets, the use of multiples for recent transactions for similar assets was considered more indicative of fair value than a discounted cash flow analysis. The remaining businesses of the Internet & Media segment that are not being sold were valued based on a combination of both multiples and the discounted cash flow method, with impairments identified recorded at the SEAT level and included as part of the Group’s reconciliation to U.S. GAAP. Using the comparables approach to the valuation, Telecom Italia identified that the fair value of the reporting units’ implied goodwill, after performing a hypothetical purchase price allocation, including intangibles, was Euro 3,352 million less than these assets carrying value, of which Euro 96 million related to businesses that are expected to remain as part of the Group. This charge was taken as of December 31, 2002.

On June 11, 2003, Telecom Italia announced the formal decision to sell SEAT. The following represents the carrying value of the major classes of assets and liabilities as of December 31, 2002 that will be included as part of the disposal group (in millions of Euro):

Current assets	1,530
Intangible assets	1,847
Current liabilities	1,424
Long-term debt	434
Deferred tax liabilities, net	834

(l)	Exchangeable Opera Notes

In March 2001 the Group issued, through its 100% owned finance subsidiary Sogerim (now TI Finance), Senior Unsecured Guaranteed Exchangeable Out Performance Equity, Redeemable in Any-Asset (“OPERA”) Notes, which bear interest at 1% per year, mature in 2006 and are fully and irrevocably guaranteed by Telecom Italia S.p.A. The Opera Notes are exchangeable for ordinary shares in Telecom Italia’s controlled subsidiaries TIM or SEAT. During the exchange period ending 10 business days before March 15, 2006, the holders of the Opera Notes have the right to exchange such notes for either SEAT or TIM shares, with the initial exchange ratios being Euro 1,000 nominal amount of Opera Notes for 232.5581 SEAT ordinary shares (giving the SEAT shares an exchange ratio value of Euro 4.30 per share) or 90.9091 TIM ordinary shares (giving TIM share an exchange ratio value of Euro 11.00 per share). On March 15, 2004, the holders of Opera Notes have an option to cause any remaining Opera Notes then outstanding to be redeemed, at the Accreted Principal amount, plus accrued interest. At maturity any remaining outstanding Opera Notes will be redeemed at 117.69% of their original principal amount, representing a yield to maturity of 4.25% for unredeemed notes.

TI Finance has the option of honoring the exchange request in shares made by the holders of the Opera Notes, or giving in exchange the cash value of the shares calculated at 95% of the simple arithmetic average of the quoted market price of the shares, or settle the exchange in any combination thereof.

TI Finance has the option to call the Opera Notes in whole, but not in part, after March 15, 2004 at the accreted principal amount plus accrued interest up to, but excluding the date of the redemption, if the cash value of either the TIM exchange property or the SEAT exchange property is equal to or greater than 120% of the aggregate accreted principal amount of the Opera Notes for at least 20 dealing days during any 30 consecutive dealing days.

The notes contain certain restrictive covenants including, but not limited to, restrictions related to the Company’s ability to incur debt senior to the Opera Notes. The covenants do not restrict dividends or loans to the Company.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2002 no holders of the Opera Notes has requested exchange of the Notes for either the shares of SEAT or TIM. The quoted market prices of SEAT and TIM at December 31, 2002 were Euro 0.64 and Euro 4.33, respectively. For the year ended December 31, 2002, TI Finance accrued interest on the nominal amount of the Opera Notes outstanding at the rate of 4.25%, the stipulated yield rate assuming the Opera Notes will be held to maturity in 2006.

(m)	Derivative financial instruments

The Group derivative financial instruments at December 31, 2002 consist of interest rate swap and collar agreements, cross currency and interest rate swaps, foreign currency options and forward contracts and equity securities options. Under SFAS 133, effective January 1, 2001, all such derivatives have been recognized on the balance sheet at fair value. Under the transition provisions of SFAS 133, the initial recognition of the fair value of derivative instruments was treated as a cumulative effect of a change in accounting principle in either current period earnings or as other comprehensive income depending on the previous nature and hedge designation of the derivative. As the Group did not formally designate its derivative instruments as hedges upon the adoption of SFAS No. 133, subsequent changes in the fair value of the derivative instruments have been recognized as a component of current period earnings according to the requirements of SFAS 133 described above.

During the year, the Group recognized pre-tax gains in current period earnings related to changes in the fair value of its derivative financial instruments of Euro 92 million in 2002 and losses of Euro 77 million 2001, and pre-tax gains in current period earnings of Euro 3 million for the amortization of the cumulative effect of adoption recorded in accumulated comprehensive income. The net gain of Euro 95 million and the net loss of Euro 73 million is included in the accompanying 2002 and 2001 U.S. GAAP basis statement of operations. For U.S. GAAP purposes, as of December 31, 2002 and 2001, the Company has recorded net derivative assets of Euro 45 million in 2002 and net derivative liabilities of Euro 6 million in 2001, additional long-term debt of Euro 2 million and Euro 30 million in 2002 and 2001, respectively, and pre-tax accumulated comprehensive income of Euro 2 million and Euro 3 million in 2002 and 2001, respectively, under the requirements of SFAS 133. All of the Euro 2 million in accumulated other comprehensive income will be amortized to current period earnings in 2003.

(n)	Fair value of financial instruments

As required by SFAS 107, “Disclosures about Fair Value of Financial Instruments”, the Group has estimated, where possible, the fair values of the most significant financial instruments held. The Group has not estimated the value of certain unlisted long-term investments, primarily relating to investments in affiliated companies. The fair value for marketable securities and long-term investments are based on quoted market prices for those instruments or discounted cash flow analysis.

For cash and cash equivalents, financial receivables from banks and short-term debt, the amounts reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the investments and the expected realization.

For long-term debt, the fair value was determined by discounting contractual future cash flows using the Group’s incremental borrowing rates for similar types of borrowing arrangements. The Group has certain investments for which it is not practicable to estimate fair value due to the lack of quoted market prices and the inability to estimate fair value without excessive costs.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values and carrying amounts of financial instruments are as follows:

	As of December 31,
	2001		2002
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(millions of Euro)
Cash & cash equivalents	765	765	1,310	1,310

Marketable securities	2,093	2,093	1,203	1,203

Long-term investments:
Affiliates:
Practicable to determine	5,100	5,348	222	236

Not practicable	979	—	1,444	—

Other:
Practicable to determine	86	86	15	15

Short term debt (excluding current portion of long-term debt)	7,621	7,621	2,412	2,412

Long-term debt (current portion included):
Floating rates	7,539	7,588	6,426	6,426
Fixed rates	16,098	16,083	16,321	16,993

	23,637	23,671	22,747	23,419

(o)	Stock-Based Compensation

The Group accounts for all stock-based compensation issued under the provisions and related interpretations of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Certain companies within the Group that have publicly traded stock also issue options to their employees. At the end of 2002, SEAT, TIM and Entel Chile all have some form of stock-based compensation program for employees. These plans are all accounted for under APB No. 25. Stock-based compensation (benefit)/expense of Euro 27.2 million, Euro 7 million and Euro (16 million) was recognized in 2000, 2001 and 2002, respectively. In 2002, the Group introduced several new plans to management and employees, as described below:

•	The 2002 plan for management (the “2002 Plan”) was granted on March 6, 2002, granting 29,958,000 options at a strike price of Euro 9.665 to each participant. The options vest annually over a period of three years, beginning in March 2003 and ending in March 2005. The 2002 Plan terminates in March 2010. The market value of the underlying shares at the date of grant was below the strike price; therefore no compensation expense has been recognized for this plan.

•	For selected senior managers, the “Top Plan” was introduced in 2002, granting 11,800,000 options at a strike price of Euro 9.203 per share. The options vest annually starting in February 2003 over a three-year period, the plan terminates in February 2010. The fair market value of the underlying shares was below the options strike price at the date of grant, therefore no compensation expense has been recognized under this plan.

•	The remaining two plans have a combined total of nine participants. The plans have granted a total of 1,040,000 shares to the participants, at a strike price ranging from Euro 7.721 to Euro 7.952. Both plans vest over a period of three years, terminating in March 2010. The fair market value of the underlying shares was below the options strike price at the grant and measurement dates, therefore no compensation expense has been recognized under this plan.

In 2001 the Board of Directors approved a plan, consisting of 67,025,000 options with an exercise price of Euro 10.488 per option. This plan is subject to certain performance criteria similar to the 2000 plan with vesting through July 2003. Total options outstanding under this plan at the end of 2002 was 64,287,500, no compensation expense was recorded in 2002 or 2001 for this plan as the exercise price was above the market price.

In 2000 the Board of Directors authorized an additional plan, under which a total of 51,430,000 options were granted at a strike price of Euro 13.815. The options vest ratably in three tranches of 15,460,000 in July of

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2001, 2002 and 2003, with an extraordinary tranche of 5,050,000 vesting in July 2003. The plan closes on July 31, 2008. The 2000 plan is also performance based, with the performance criteria based on the ratio of the arithmetic mean of Telecom Italia’s ordinary shares to the ratio of the Dow Jones Eurostoxx Indexes for the Telecommunications sector. If the performance criteria for an option tranche is not met in any particular year, but the performance criteria is met in the subsequent year, the options that had not initially met the performance criteria will be considered vested at that time. The first tranche of options has met the performance criteria; therefore, these options have vested. At the end of 2002, 20,600,000 options were outstanding under this plan, however no compensation expense has been recognized in any period presented as the exercise price of the options is above the market price.

In 1999 the Company adopted the 1999 Stock Option Plan, under which 16,595,400 options were granted at an exercise price of Euro 6.79 to key employees. The options issued under the 1999 plan vest annually in three year tranches starting in January 2000 and ending in January 2002, expiring on January 31, 2005. The options granted under this plan are performance based, which performance requires that the average share price of Telecom Italia for the month of December prior to the month of vesting (ie. December 1999, 2000 and 2001) is greater than the grant price. As of December 31, 2000 the first tranches of 4,905,500 options had been vested and exercised, with the second tranche of 5,754,900 becoming exerciseable as the vesting requirements had been met. The performance criteria for the remaining 5,935,000 options had not been met as of December 31, 2001, however the Board of Directors has resolved that the options would become exercisable beginning January 2002, regardless of performance criteria. A total of 1,375,150 options were exercised for Euro 9.3 million in 2002 and 1,496,350 options were exercised for Euro 7.7 million in 2001. A total of 8,471,500 options were outstanding at December 31, 2002. Compensation (benefit)/expense totaling Euro (16) million in 2002 and Euro 1.6 million in 2001 has been recorded with this option plan, respectively. No amounts were recognized in 2000.

The status of the stock options granted under all stock option plans is as follows:

	Number of Options	Weighted Average price per option
		(Euro)
Balance at January 1, 2000	11,689,900	6.79
Granted	51,430,000	13.82
Exercised	—	—
Forfeited	(278,400)	6.79

Outstanding at December 31, 2000	62,841,500	12.54
Granted	67,025,000	10.45
Exercised	(1,496,350)	6.79
Forfeited	(1,503,500)	10.06

Outstanding at December 31, 2001	126,866,650	11.51
Granted	42,798,000	9.50
Exercised	(1,375,150)	6.79
Forfeited	(34,106,500)	13.36

Outstanding at December 31, 2002	134,183,000	10.46

The following table summarizes certain information for the stock options granted under the stock option plans, which are outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Grant Prices	Shares	Weighted Average Remaining Life	Weighted Average Grant Price	Shares	Weighted Average Grant Price
(Euro)			(Euro)		(Euro)
6.79 – 7.95	9,511,500	2.55	6.91	8,471,500	6.79
9.20 – 9.67	39,784,000	6.30	9.49	—	—
10.49 – 13.82	84,887,500	4.62	11.30	43,259,996	11.31

	134,183,000			51,731,496

SFAS No. 123, “Accounting for Stock-Based Compensation” requires the disclosure of pro forma net income per share as if the Group had adopted fair-value accounting for stock-based awards.

Prior to 2002, the Group had used the Black-Scholes option pricing model to estimate the fair value of stock options granted to employees. Starting in 2002, the Group revisited the use of the Black-Scholes option-pricing

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

model and concluded that certain other option-pricing models, in particular binomial models, were better adapted to capturing the complexity of the fair value of these options. Therefore, effective January 1, 2002, the Group adopted the Cox-Ross-Rubenstein (“CRR”) binomial model for estimating the fair value of employee stock options. The CRR model uses a binomial tree to assess the probabilities that the price of the underlying stock might follow over the life of the option.

In contrast to the Black-Scholes model, the CRR model takes into account possible future stock prices at specified times between the grant date and the option maturity. An additional strength of the CRR model is that it is specifically designed to value options that can be exercised at any time (so called “American” options), as opposed to those that can only be exercised at the end of their maturity (so called “European” options). The Group’s employees are free to exercise their vested stock options once they are vested, therefore they are considered to be American type call options. Also, the Group has historically paid dividends, which it anticipates doing in the future. The CRR model also has the flexibility to incorporate assumptions related to the payment level of future dividends. The CRR model was designed for these types of options, therefore it provides more useful fair value information. The following pro forma information has been derived using the Black-Scholes option pricing model for 2000 and 2001 and the CRR model for 2002.

	2000	2001	2002
Expected life (years)	2.9	3	4.55
Expected volatility	40.8%	43.6%	41.32%
Risk free interest rate	5.4%	4.91%	5.00%
Expected dividend yield	1.5%	2.0%	3.02%

The Group’s pro forma earnings per share, had compensation costs been recorded in accordance with SFAS No. 123, are presented below, for all plans:

	2000	2001	2002
	(millions of Euro, except per share amounts)
Net income (loss), as reported	3,522	(4,039)	828
Add: Stock-based compensation expense (benefit) recognized under intrinsic value method	56	26	(33)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects.	(95)	(354)	(90)

Pro forma net income (loss) available to each class of shares	3,483	(4,367)	705

Earning (Loss) per share:
Basic EPS per Ordinary share—as reported	0.47	(0.56)	0.11
Basic EPS per Ordinary share—pro forma	0.47	(0.60)	0.09
Diluted EPS per Ordinary share—as reported	0.47	(0.56)	0.11
Diluted EPS per Ordinary share—pro forma	0.47	(0.60)	0.09

Basic EPS per Savings share—as reported	0.48	(0.54)	0.12
Basic EPS per Savings share—pro forma	0.48	(0.59)	0.10
Diluted EPS per Savings share—as reported	0.48	(0.54)	0.12
Diluted EPS per Savings share—pro forma	0.48	(0.59)	0.10

The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

(p)	Capitalization of interest expense

The Group capitalizes interest expense on both tangible and intangible assets under construction. The Group is currently capitalizing interest expense on acquired UMTS licenses, which under U.S. GAAP are considered as construction in progress. Amortization of the assets, including the capitalized interest costs, will begin when the assets are put in service. The Group incurred interest expense of Euro 991 million, Euro 1,870 million and Euro 1,459 million in 2000, 2001 and 2002, respectively, of which Euro 82 million, Euro 236 million and Euro 236 million was capitalized in 2000, 2001 and 2002, respectively.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(q)	Accounting for income taxes

For US GAAP reporting purposes, Telecom Italia follows the provisions of SFAS 109, “Accounting for Income Taxes”. In accordance with SFAS 109, Telecom Italia has recognized deferred tax assets and liabilities to reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. Where it is more likely than not that all or a portion of a deferred tax asset will not be utilized, a valuation allowance has been recorded against it.

The provision for income taxes consisted of the following in the years ended December 31, 2000, 2001, and 2002:

	2000	2001	2002
	(millions of Euro)
Current	2,390	1,179	1,451
Deferred	134	(262)	(1,549)

Total provision for income taxes	2,524	917	(98)

The actual provision for income taxes is different from income taxes computed by applying the Italian statutory tax rate (41.25% in 2000 and 40.25% in 2001 and 2002) for a number of reasons. In 2002, the Group recognized some tax benefit in connection with the acquisition of Blu, and for the recognition of deferred tax assets pertaining to existing tax loss carryforwards that could be recognized due to the Group implementing certain tax planning strategies. The Group also has recognized certain gains in lower foreign tax jurisdictions, thereby lowering the overall effective tax rate.

The components of the net deferred tax assets (liabilities) as of December 31, 2001 and 2002 are as follows:

	2001	2002
	(millions of Euro)
Deferred tax assets:
Intercompany profits	298	69
Accrued pension obligation	288	211
Revaluation of fixed assets	218	217
Provisions	713	2,073
Net operating losses	2,236	1,054
Other	367	1,135

Subtotal	4,120	4,759
Less—valuation allowance	(2,145)	(895)

	1,975	3,864

Deferred tax liabilities:
Accelerated depreciation	—	—
Capitalization of interest on assets	(195)	(175)
Intangibles assets	(1,236)	(1,083)
Tax suspended reserves in equity	(264)	(253)
Other	(328)	(834)

Subtotal	(2,023)	(2,345)

Net deferred tax asset/(liability)	(48)	1,519

At December 31, 2002, the Company has net operating loss carryforwards of Euro 3,308 million. Net operating losses in Italy expire within five years. The following outlines the scheduled expiration periods for the aforementioned net operating losses (in thousands of Euro):

2003	3,766
2004	—
2005	82,672
2006	188,773
2007	67,425
After 2007	188,924
Without expiration	2,776,190

Total NOL’s	3,307,750

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No provision has been made for Italian corporate taxes, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, because it is expected that all such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings due to the complexities associated with its hypothetical calculation.

(r)	Transactions with subsidiary and equity investee stock

Occasionally Telecom Italia will sell shares in its controlled subsidiaries or equity investees in the public market or through private placements. Gains and losses recognized on these transactions are recognized as non-operating in the statement of operations. No such transactions occurred in 2002.

(s)	Earnings per Share

In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding. The computation of diluted earnings per share is increased to include any potential ordinary shares. Potential ordinary shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. The effects of any potential ordinary shares are omitted when the effects of including them is anti-dilutive. Potential ordinary shares include options, warrants and convertible securities. In 2001 and 2002, no potential ordinary shares were considered dilutive, therefore basic and diluted shares were the same.

The computations of basic and diluted earnings per share for the years ended December 31, 2000, 2001 and 2002, prepared in accordance with U.S. GAAP, are as follows:

	2000	2001	2002
	(Thousands of Euro, except per share amounts)
Basic EPS(*)
Net Income/(loss)	3,521,926	(4,039,156)	827,478
Less: Euro 0.010 in 2000 and Euro 0.011 in 2001 and in 2002 premium payable to savings shares	(22,086)	(22,586)	(22,419)

	3,499,840	(4,061,742)	805,059

Weighted average number of shares (millions)	7,398	7,314	7,298

Basic EPS—ordinary shares	0.473	(0.555)	0.110
Add: Euro 0.010 in 2000 and Euro 0.011 in 2001 and 2002 premium payable to savings shares(**)	0.010	0.011	0.011

Basic EPS—savings shares	0.483	(0.544)	0.121

Diluted EPS(*)
Weighted average number of shares (millions)	7,398	7,314	7,298
Dilutive effect of stock options (millions)	21	—	—

Diluted weighted average number of shares (millions)	7,419	7,314	7,298

Diluted EPS—ordinary shares	0.472	(0.555)	0.110
Add: Euro 0.010 in 2000 and Euro 0.011 in 2001 and 2002 premium payable to savings shares(**)	0.010	0.011	0.011

Diluted EPS—savings shares	0.482	(0.544)	0.121

(*)	Calculated under the two class method considering distributed and undistributed earnings.
(**)	This takes into account the par value of Lire 1,000 per share as of December 31, 2000; following the resolution of the extraordinary stockholders’ meeting held on May 3, 2001, regarding the re-denomination of Telecom Italia’s share capital into Euro, the new par value per share as of December 31, 2001 and 2002 is equal to Euro 0.55.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(t)	Effects of Regulation

As discussed in Note 2, Telecom Italia is subject to the regulatory control of the National Regulatory Authority with additional oversight provided by numerous laws, decrees and codes. The regulatory framework is still evolving, taking into consideration EU requirements. It is anticipated that the final method will allow Telecom Italia to recover a certain level of costs (subject to price caps), but not necessarily its specific cost of providing service. Accordingly, U.S. GAAP, as described in SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”, which relates to an entity whose rates are regulated on an actual cost basis, is not currently applicable to these financial statements.

(u)	Segment information

During 2000 Telecom Italia completed the merger of Tin.it, its internet service provider, with SEAT, in a transaction which resulted in the Telecom Italia Group owning approximately 60% of SEAT’s ordinary share capital. Although SEAT was fully consolidated for balance sheet purposes at December 31, 2000, SEAT’s results of operations were not included in the Group’s statement of operations for purposes of Italian GAAP. As a result, the full impact of the SEAT acquisition was included in results of operations beginning only in 2001. Therefore the results of operations of the Internet and Media Business Unit is not comparable for 2000 when reviewed against 2001 and 2002.

Late 2000 marked the start of the transformation of the Telecom Italia Group, announced in conjunction with the take-over by Olivetti. The transformation was shaped by the divestiture of certain non-core businesses, the re-focus on core areas, the reorganization of the controlling structure of the international companies and the reorganization into various autonomous Business Units from the standpoint of management, objectives, strategies and operational leverage.

At the beginning of 2001 the Group reorganized its businesses into business units and began reporting its results by business unit during 2001.

Following Olimpia’s controlling acquisition in Olivetti, along with new management and Board of Directors taking control, the Group implemented a further restructuring plan. This plan also included further divestitures of assets, particularly non-strategic international assets. As a result, during 2002 the Group reorganized its business units as follows:

•	in early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group; beginning January 1, 2002, Saritel S.p.A. has been consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit. For purposes of a more meaningful comparison, the data relating to 2001 and 2000 has been restated;

•	in May 2002, the International Operations (IOP) was eliminated. While the companies involved maintained the same corporate control structure, the companies and business segments of Telecom Italia which formerly reported to the IOP have been transferred to selected Business Units, including Domestic Wireline (Intelcom San Marino and Golden Lines) and the Foreign Holdings Corporate Function (9Telecom Reseau group, BBNed group, Auna group, Telekom Austria group, Telekom Serbia, Etec S.A. and the residual segment of the ex IOP). All the companies based in Latin America are now coordinated by Latin America Operations (LAO).

At the end of 2002 the businesses of the Group were organized on the basis of the following Business Units:

Domestic Wireline.    This business unit includes Telecom Italia Domestic Wireline (TIDW) which relates to the Italian domestic fixed line voice and data businesses; including, national businesses such as Atesia (call center, telemarketing and market researches) and Path.Net, responsible for the development and management of the single Public Administration Network (R.U.P.A.). The Domestic Wireline Business Unit also includes the international activities relating to developing networks such as the European, Mediterranean and Latin American fiber optic rings. As a result of the 2002 reorganization Saritel has been moved to the Information Technology Group Operating Activity and Intelcom San Marino S.p.A. has jointed the Domestic Wireline Business Unit.

Mobile.    This business unit includes national and international mobile telecommunications businesses that are managed by TIM. Beginning in 2001 international mobile operations were consolidated with, and managed

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

by TIM, through TIM International. International mobile operations are concentrated in the Mediterranean Basin and in Latin America.

South America.    In May 2002, following the elimination of the IOP, all the companies based in Latin America are now coordinated by Latin America Operations (LAO). The South America segment consists of Entel Chile, Entel Bolivia and Telecom Italia America Latina and the South America business operations of Telecom Italia. The Mobile operations of the Group in South America are in the Mobile segment discussed above.

Internet and Media.    This business unit includes the SEAT group, which under Italian GAAP was consolidated with the Telecom Italia Group results of operations for the first time in 2001. This business segment is responsible for the whole chain of value in the media sector. Its operations run from directories to telephone publishing and television. The Business Unit is also the national leader in the marketing of products and services for the office. Seat Pagine Gialle promotes the development of all Internet services for residential customers and for small and medium-size companies; offering access, portals and web services. The Directories, Directory Assistance and Business Information, portion of Internet and Media Segment are expected to be divested in 2003.

Information Technology Market.    The Information Technology Market Business Unit (the Finsiel group) was created in the early months of 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit according to the type of customer. This Business Unit is predominantly composed of the Finsiel Group. The Business Unit is responsible for organizing the information technology activities of the Group, that are marketed to third parties, in particular, central and local governmental administrations moving towards decentralization and e-government, as well as banks and businesses. Its product range covers the whole chain of value of information services. The IT Market Business Unit creates solutions and services around platforms and products of the main market vendors. Customers’ problems are solved in one of three possible ways: by acquiring existing solutions on the market, developing special solutions, or by integrating components offered by Finsiel with typical market platforms (e.g.; Microsoft, SAP and Oracle).

Information Technology Group.    The Information Technology Group was created in the early months of 2002 as a result of the rationalization of activities previously carried out in the Information Technology Services Business Unit. The unit also incorporates the operations of the TILab group, which focuses on research and development. The Information Technology Group is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting policies of the segments are the same as those described in the significant accounting policies (Note 3). Information about the Group’s segments for the year ended December 31, 2000, 2001 and 2002 is as follows (in millions of Euro), all amounts have been reclassified for a consistent presentation:

	Domestic Wireline (1)(3)	Mobile	South America (1)(2)	Internet and Media	IT Market (3)	IT Group (3)	Other Activities (4)	Elimination and consolidated adjustments	Consolidated
2000
Operating revenues
-Third parties	15,327	9,090	2,055	179	1,039	145	1,076	0	28,911
-Intersegment(5)	2,092	328	45	84	96	1,187	1,835	(5,667)	0

	17,419	9,418	2,100	263	1,135	1,332	2,911	(5,667)	28,911
Gross operating profit(6)	7,403	4,447	1,073	(35)	136	203	29	(138)	13,118
Operating income	3,904	2,988	473	(73)	105	(15)	(539)	(38)	6,805
Depreciation and amortization	3,348	1,258	489	23	40	186	440	(137)	5,647
Investments in fixed assets	1,892	1,194	551	55	25	114	186	(128)	3,889
Identifiable assets	21,322	17,687	6,068	3,951	1,256	1,649	32,166	(18,584)	65,515

2001
Operating revenues
-Third parties	15,220	9,963	1,531	1,880	1,135	156	933	0	30,818
-Intersegment(5)	1,948	287	3	77	63	1,042	1,076	(4,496)	0

	17,168	10,250	1,534	1,957	1,198	1,198	2,009	(4,496)	30,818
Gross operating profit(6)	7,750	4,760	527	444	166	188	(157)	(59)	13,619
Operating income	4,361	3,136	187	31	123	22	(746)	(440)	6,674
Depreciation and amortization	3,196	1,469	253	320	32	157	479	369	6,275
Investments in fixed assets	1,949	1,547	351	82	19	111	215	(20)	4,254
Identifiable assets	20,230	17,036	3,242	4,072	1,418	1,422	38,481	(23,231)	62,670

2002
Operating revenues
-Third parties	15,091	10,595	1,369	1,900	876	111	458	0	30,400
-Intersegment(5)	1,931	272	40	91	36	1,104	975	(4,449)	0

	17,022	10,867	1,409	1,991	912	1,215	1,433	(4,449)	30,400
Gross operating profit(6)	7,965	5,039	450	593	104	140	(308)	(19)	13,964
Operating income	4,700	3,358	146	232	61	(21)	(690)	(405)	7,381
Depreciation and amortization	2,931	1,511	252	280	32	154	324	393	5,877
Investments in fixed assets	1,828	1,075	201	28	12	85	130	(101)	3,258
Identifiable assets	19,386	14,211	2,571	3,852	1,221	1,704	32,579	(22,738)	52,786

(1)	The data relating to 2001 and 2000 has been reclassified and presented consistent with the 2002 presentation.
(2)	The data refers to Entel Chile Group, Entel Bolivia Group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(3)	In early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group. Beginning January 1, 2002, Saritel S.p.A. has been consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	The data presented also includes the operations of the Foreign Holdings Corporate Function and the former Business Unit Satellite Services (the Telespazio Group) which was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002.
(5)	Intersegment sales consist of sales made between consolidated subsidiaries of the Group belonging to different segment. Such sales between segment are accounted for at selling prices which generally approximate prices to unaffiliated customers.
(6)	Telecom Italia believes that Gross Operating Profit provides the best indication of the Telecom Italia Group’s operating performance and is meaningful information for investors. In addition the Telecom Italia Group also believes (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. Gross operating profit represents operating income plus non-cash charges related to depreciation and amortization expense, provisions for bad debts, write-downs of fixed and intangible assets and accruals for risk and other provisions, reduced by other income except for operating grants, reimbursements for personnel costs and the costs of external services rendered.

Information about the Group’s segments by geographic area for the year ended December 31, 2000, 2001 and 2002 is as follows (in millions of Euro):

	Italy	Rest of Europe	Central and South America	Australia, Africa and Asia	Consolidated
2000
Operating revenues	23,037	1,843	3,217	814	28,911
Identifiable assets	45,030	10,306	10,140	39	65,515
Investments in fixed assets	2,782	246	861	0	3,889

2001
Operating revenues	24,456	2,169	2,592	1,601	30,818
Identifiable assets	42,780	12,036	7,798	56	62,670
Investments in fixed assets	2,887	411	955	1	4,254

2002
Operating revenues	24,652	2,182	2,638	928	30,400
Identifiable assets	41,352	5,973	5,318	143	52,786
Investments in fixed assets	2,408	203	625	22	3,258

(v)	Lease commitments

The following is a summary of all future minimum lease payments as of December 31, 2002 (in millions of Euro):

	Finance Leases	Operating Leases
2003	388	22
2004	28	8
2005	15	2
2006	12	1
2007	11	0
Thereafter	62	1

Total	516	34
Less current portion	388	22

Long-term portion	128	12

(w)	Related party transactions

The Telecom Italia Group enters into transactions with affiliates, and various related parties. The following related party transactions relate to transactions between Telecom Italia and its subsidiaries and the Telecom Italia Group’s unconsolidated subsidiaries and affiliated companies as well as the members of the Board of Directors and the companies in which they hold corporate office or significant responsibility. Transactions between members of the Telecom Italia Group are excluded as they are eliminated on consolidation.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following related party transactions are reflected in the statement of operations for the years ended December 31, 2000, 2001 and 2002:

Items	Related party transactions in the year ended December 31,
	2000		2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies
Operating revenues	€837 million	Refers to: Nortel Inversora group (€81 million in 2000), Teleleasing (€113 million), Auna group (€57 million), Stream (€102 million), Lottomatica (€58 million) and SEAT (€211 million)	€881 million	Refers to: Astrolink (€296 million), Brasil Telecom (€120 million), Nortel Inversora group (€119 million), Teleleasing (€82 million), Auna group (€63 million), Stream (€55 million) and Lottomatica (€53 million)	€302 million	Refers to: Teleleasing (€105 million), Brasil Telecom (€48 million), Stream (€42 million), Auna group (€18 million), Telecom Argentina (€18 million) and Telekom Srbija (€17 million)

Cost of materials and other external charges	€377 million	Refers to: rent payable to IM.SER (€23 million); TLC service costs from Etec S.A. Cuba (€24 million) and Entel Chile group (€40 million); cost of materials and other external charges from Siemens Informatica (€80 million), SEAT (€61 million) and Teleleasing (€59 million).	€586 million	Refers mainly to: rent payable to IM.SER (€199 million) and Telemaco Immobiliare (€77 million); TLC service costs from Etec S.A. Cuba (€79 million)	€469 million	Refers mainly to: rent payable to IM.SER (€153 million) and Telemaco Immobiliare (€37 million); TLC service costs from Etec S.A. Cuba (€77 million); maintenance and assistance contracts from Italtel (€40 million) and Siemens Informatica (€24 million)

Other income, net	€19 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.	€25 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.	€9 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items	Related party transactions in the year ended December 31,
	2000		2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Financial income and expense, net	Positive for €54 million	Refers to: interest expense payable to Teleleasing (€31 million) for financial leasing transactions and dividends received from the Eutelsat satellite consortium (€64 million).	Negative for €8 million

Refers to: accrued interest income on loans made to certain foreign unconsolidated subsidiaries and affiliated companies (€22 million); interest expense payable to Teleleasing (€30 million) for financial leasing transactions

Expense for €20 million

Includes: accrued interest income on loans made to certain subsidiaries and affiliates (€14 million); interest expense payable to Teleleasing for financial leasing transactions (€23 million); interest on the payable by TI Finance to Olivetti Finance NV (€11 million)

The following related party transactions are reflected on the balance sheets as of December 31, 2002 and 2001:

Items	Related party transactions in the year ended December 31,
	2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Loans in long-term investments	€119 million	Refers mainly to loans granted to Bouygues Décaux Télécom (BDT) (€108 million) and other foreign unconsolidated subsidiaries and affiliated companies.	€440 million	Refers mainly to medium/long term loans made to Is TIM (€313 million), Tiglio I (€54 million), Telegono (€34 million) and Tiglio II (€30 million).

Trade accounts receivables and other current assets	€430 million

Comprises mainly receivables from Auna group (€90 million), Stream (€82 million), Telekom Srbija (€56 million net of provision), Nortel Inversora group (€21 million net of provision) and Teleleasing (€18 million).

			€221 million	Comprises mainly receivables from Stream (€71 million), Telekom Srbija (€21 million net of provision), Teleleasing (€38 million) and Consorzio Telcal (€14 million).

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items	Related party transactions in the year ended December 31,
	2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Trade accounts payable and other current liabilities	€485 million	Pertains mainly to supplier relationships connected with investments and transactions. In particular, they comprise trade accounts payable to Italtel group (€173 million), Siemens Informatica (€51 million), Teleleasing (€42 million) and advances from Consorzio Telcal (€85 million).	€697 million	They refer to payables to Olivetti for the settlement of Group VAT and receivables from the tax authorities transferred (€296 million) and supply contracts connected with operating and investment activities. They include: payables to the Italtel Group (€150 million), Siemens Informatica (€40 million), Teleleasing (€17 million) and advances from Consorzio Telcal (€103 million).

Long-term and short-term debt	€1,170 million	They refer mainly to payables for finance leases to Teleleasing (€522 million) and a payable by TI Finance from Olivetti Finance N.V. (€600 million).	€406 million	They refer mainly to payables for finance leases to Teleleasing (€393 million).

Short-term financial receivables	€213 million	They refer mainly to short-term loans receivable from Stream (€122 million), Is TIM (€29 million), Telekom Srbija (€23 million) .	€35 million	They comprise short-term loans made to TMI group companies (€14 million) and Golden Lines (€10 million net of provisions).

Long and short-term contracts	€116 million	They refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan (€110 million).	€110 million	They refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan.

Guarantees and collateral	€1,261 million	They include sureties given on behalf of the Auna group (€510 million), Is TIM (€228 million), Stream (€86 million), as well as collateral given on behalf of Is TIM (€147 million).	€908 million	They comprise sureties provided on behalf of Is TIM (€537 million), Consorzio Csia (€85 million) and Stream (€72 million) as well as collateral on behalf of Is TIM (€110 million).

Capital expenditures	€665 million	They mainly consist of acquisitions telephone exchanges from the Italtel group (€567 million) and information and computer projects from Siemens Informatica (€31 million).	€455 million	They mainly consist of acquisitions of telephone exchanges from the Italtel group (€406 million) and computer projects from Webegg (€14 million) and Siemens Informatica (€19 million).

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Moreover, related party transactions as of December 31, 2002 include:

Items	In the aggregate	Nature of the transaction
Purchases and sales commitments	€17 million	They refer to commitments with Teleleasing under operating leases.

Acquisition of investments	€58 million	They refer to the acquisition of the 50% of Webegg from Olivetti.

Disposal of investments	€690 million	They refer to the disposal of the 25% of Mobilkom Austria, through the disposal of the Autel holding to Telekom Austria.

Contribution and sale of business segments	€219 million	They refer to gains realized on the concentration of real estate assets in Tiglio I (€159 million) and the contribution of the “asset management” business segment to Tiglio II (€60 million).

Pirelli group and Edizione Holding group

Related party transactions, excluding transactions among group companies, also comprise those between the Telecom Italia Group with the Pirelli group and the Edizione Holding group in 2002 as follows.

The following related party transactions are reflected in the statement of operations for the year ended December 31, 2002:

Items	In the aggregate	Nature of the transaction
Operating revenues	€26 million	These mainly refer to telephone services to Pirelli group (€8 million) and to Edizione Holding (€16 million) and to information services to Pirelli group (€2 million).

Cost of materials and other external charges	€23 million	These essentially refer to R & D expenditures and the supply of services in the IPR field to Pirelli group (€21 million) and to Edizione Holding group (€2 million).

The following related party transactions are reflected on the balance sheet as of December 31, 2002:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€3 million	These mainly refer to the above-mentioned telephone services to Pirelli group (€1.6 million) and to Edizione Holding group (€1.5 million).

Trade accounts payable and other current liabilities	€9 million	These mainly refer to the supply contracts connected with investment activities to Pirelli group (€8 million) and to Edizione Holding group (€1 million).

Capital expenditures	€32 million	These mainly refer to purchases of telecommunications cables from Pirelli group.

Acquisition of investments and purchases commitments	€21 million	Purchase of 25.3% stake in EPIClink by Telecom Italia S.p.A. from Pirelli S.p.A. (€18 million) and purchase commitment for the remaining 5% (€3 million).

	€35 million	Purchase by TIM of Blu S.p.A. shares, stake from Edizione Holding S.p.A. and Autostrade S.p.A.

Acquisition of business segments	€3 million	Purchase of a business segment by EPIClink S.p.A. from Pirelli Informatica.

Disposal of business segments	€15 million	Gain on the sale of non-facility business segments to Pirelli Real Estate.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Moreover in 2002, telephone cards for an approximate value of €20 million, mostly for mobile phones, were sold to Autogrill S.p.A. (Edizione Holding group).

Related party transactions in 2001 also include those effected by the Telecom Italia Group with the Pirelli group. In detail:

•	Operating revenues: mainly refers to telephone services (€6.9 million).

The following related party transactions are reflected on the balance sheet as of December 31, 2001:

•	Trade accounts receivables and others: mainly refers to the above-mentioned telephone services (€0.6 million);

•	Trade accounts payable and others: mainly pertain to the supply contracts connected with supplier relationships (€6.4 million); and

•	Capital expenditures: mainly consist of purchases of telecommunications cables (€21.5 million).

(x)—Is	TIM investment

During 2002, the Group continued to make investments in Telekomunikasyon Hizmetleri A.S. (Is TIM), its start up mobile telecom equity investee in Turkey. At December 31, 2002, the Group owned 49% of the voting stock of Is TIM. Since being awarded its license in April 2000, measures which should have fostered effective and open competition and permitted a new entrant to compete against the incumbent operators (roaming arrangements in particular), have not occurred. The de-regulation of the Turkish market has not occurred for a variety of reasons, including apparent opposition to the necessary changes by the incumbent operators and the regulatory approach of the competent institutions. In order to effectively compete in this and other markets, it is essential that new entrants be allowed to have access to the existing incumbent operators networks, in this case that includes the ability to have effective roaming coverage over a vast terrain.

Since its inception, Is TIM and its shareholders have made repeated and formal efforts to have this situation rectified but have been de facto prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender made for the license. As a result of the necessary conditions to open the mobile telecommunications market in Turkey to competition not having occurred, Is TIM has suffered significant losses and has been unable to effectively compete against the two much larger incumbent operators. Due to the considerable damages suffered by Is TIM, Is TIM filed a Request for Arbitration against the local telecommunications Authority, requesting a refund reflecting damages in the amount of U.S.$ 2.5 billion. In conjunction with the arbitration claim, TIM undertook full review of the Is TIM investment at year end December 31, 2002. That review included two appraisals, one from an independent major investment bank, to assess the fair value of the equity investee. The review encompassed all of the investments to date in Is TIM, including the original Euro 1.7 billion in convertible loans and the Euro 850 million relating to the Telecom Italia Group’s exposure with the same investee. Based on the fair value report of the investment bank and the independent analysis of the Group, a charge of Euro 2,341 million was taken. This charge together with the Euro 171 million accrual for losses of Is TIM resulted in total charges related to the equity investee in 2002 of approximately Euro 2.5 billion.

As is customary for significant investors, the Group attempted to obtain the audited financial statements of Is TIM as of December 31, 2002. Due to an impasse at the Board of Directors level relating to valuation of the assets of Is TIM, TIM was not able to obtain these financial statements. Set forth below are a list of some of the pertinent facts related to the structure of the joint venture arrangements between TIM and IS Bank Group which sets out certain of the reasons why TIM has been unable to resolve the impasse and obtain audited financial statements:

•	under the telecom sector rules of Turkey, TIM is not allowed to control more than 49% of Is TIM as at least 51% must be owned by a Turkish company;

•	Board of Directors: 4 IS Bank, 3 from TIM;

•	based on the shareholders agreement, all resolutions of the Board of Directors require the affirmative vote of the majority of the total Directors present at the meeting but the affirmative vote of at least two Directors designated by TIM and two Directors designated by IS Bank is required to adopt a resolution approving the balance sheet and the statement of operations of the company.

(y)	Subsequent events—Unaudited

Partial sale of Stream stake

On April 30, 2003, following the approval by the competent authorities, the agreement with News Corporation announced in October 2002 was concluded. The new company arising from the integration between Stream and Tele+ has been named SKY ITALIA and Telecom Italia paid approximately €30 million for the transaction. The company is held by Telecom Italia (19.9%) and News Corporation (80.1%).

Telecom Italia share buyback

Under the buyback plan authorized by the Ordinary Telecom Italia Shareholders’ Meeting of November 7, 2001, the company in March 2002 began to buy-back treasury shares on the market according to the terms and in the manner established by existing laws and the above shareholders’ resolution. During the period between January 1 and May 7, 2003, 8,662,500 savings shares were acquired at an average price of €4.73 per share, corresponding to an investment of €41 million, plus 915,000 ordinary shares at an average price of €6.83 per share, corresponding to a €6 million investment. The above authorization expired on May 7, 2003 and at such date, 54,309,500 savings shares had been acquired at an average price of €5.24 per share, corresponding to an investment of €285 million, plus 6,195,500 ordinary shares at an average price of €8.00 per share, corresponding to a €50 million investment. As a result of the merger between TI and Olivetti, the ordinary and savings shares treasury stock will be cancelled.

Turkey

On May 13, 2003 TIM International signed a Term Sheet with Turk Telekom (the fixed line operator) for outlining a set of the guidelines for the integration of Is TIM and Aycell (the 4th Turkish mobile operator wholly owned by Turk Telekom). The agreement aims at obtaining significant operating and financial synergies through the combination of the two companies. Both the two telecoms operators, TIM and Turk Telekom will hold 40% of the shares of the new entity respectively; the remaining 20% will be held by Is Bank. The closing of the operation is expected by the end of June 2003.

Spin-off and sale of Seat Pagine Gialle

Concurrently with the announcement of the Merger, the Group also decided to dispose of certain businesses of SEAT, in particular the Directories, Directory Assistance and Business Information business segments (“New SEAT”). On June 10, 2003 Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which will be received by the Telecom Italia Group after completion of the spin-off transaction creating New SEAT (including the shares resulting from the expected early exercise of the J.P. Morgan Chase put option). The parties agreed on a sale price of Euro 0.598 per New SEAT ordinary share, representing an enterprise value of approximately Euro 5.65 billion. The completion of the sale will be subject to the proportional spin-off becoming effective, the admission to listing of New SEAT, that is expected to occur by the beginning of August, and the approval of the relevant Antitrust Authorities. Telecom Italia will receive approximatley Euro 3.03 billion for its stake. The buyers will also assume the estimated Euro 708 million of debt of New SEAT at the closing.

The transaction will allow New Telecom Italia to reduce its net financial debt by approximately Euro 3.74 billion.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deloitte & Touche Sociedad de Auditores y Consultores Limitada

Av. Providencia 1760, Piso 6°, 7° y 8°

Santiago

Chile

Tel: (56-2) 270 3000

Fax: (56-2) 374 9177

www.deloitte.cl

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Shareholders

Empresa Nacional de Telecomunicaciones S.A.

We have audited the accompanying consolidated balance sheets of Empresa Nacional de Telecomunicaciones S.A. and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of income and cash flows for the years then ended, all expressed in thousands of Chilean pesos. These financial statements (including the related notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empresa Nacional de Telecomunicaciones S.A. and subsidiaries at December 31, 2001 and 2002 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in United States of America. The application of the latter would have affected the determination of net income for the years ended December 31, 2001 and 2002 and shareholders’ equity as of December 31, 2001 and 2002 to the extent summarized in Note 38 to the consolidated financial statements.

Santiago, Chile

January 23, 2003

PricewaterhouseCoopers SpA

To the Shareholders of

Finsiel SpA

We have audited the consolidated balance sheets of Finsiel SpA (an Italian corporation) and its subsidiaries (the “Company”) as of December 31, 2002 and 2001 (all expressed in Euro) and the related consolidated statements of income for the years then ended. These financial statements are the responsibility of the Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Finsiel SpA and its subsidiaries as of December 31, 2002 and 2001 and the results of their income for the years then ended, in conformity with the law governing consolidated financial statements and generally accepted accounting principles in Italy.

Accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States.

PricewaterhouseCoopers SpA

Corrado Testori

(Partner)

Rome, March 21, 2003

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta all’Albo Consob – Altri uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881 – Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Milano 20122 Corso Europa 2 Tel. 0277851 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60

Tel. 091349737 – Parma 43100 V.le Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37

Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 – Treviso 31100 Piazza Crispi 8 Tel. 0422542726 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Marinoni 12 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

Independent auditors’ Report

The Supervisory Board and Stockholders

Mobilkom Austria AG & Co KG and

Mobilkom Austria AG:

We have audited the accompanying combined consolidated balance sheets of Mobilkom Austria AG & Co KG and Mobilkom Austria AG (the “Company” or “Mobilkom”) as of December 31, 2001 and 2000, and the related combined consolidated statements of operations, cash flows and changes in stockholders’ equity for each of the years in the three year period ended December 31, 2001. These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mobilkom as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton—Jonasch & Platzer	KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungs-OHG	Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Vienna

March 15, 2002

Independent auditors’ Report

The Supervisory Board and Stockholders

Telekom Austria Aktiengesellschaft:

We have audited the accompanying consolidated balance sheets of Telekom Austria Aktiengesellschaft (“Telekom Austria”) as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telekom Austria as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton—Jonasch & Platzer	KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungs-OHG	Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Vienna

March 20, 2002

Basaran Nas Serbest Muhasebeci

Mali Müsavirlik A.S.

a member of

PricewaterhouseCoopers

BJK Plaza, Süleyman Seba Caddesi

No: 92 B Blok Kat 9 Akaretler

Besiktas 80680 Istanbul-Turkey

www.pwcglobal.com/tr

Telephone +90 (212) 259 4980

Facsimile +90 (212) 259 4902

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of

Is-Tim Telekomünikasyon Hizmetleri A.S.

We have audited the accompanying balance sheet of Is-Tim Telekomünikasyon Hizmetleri A.S. (“Is-Tim”) at 31 December, 2001 and the related statements of loss, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Is-Tim at 31 December 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basaran Nas Serbest Muhasebeci

Mali Müsavirlik Anonim Sirketi

a member of

PricewaterhouseCoopers

Murat Sancar, SMMM

Istanbul, 1 February 2002

PricewaterhouseCoopers SpA

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Stockholders of Telecom Italia SpA

We have audited the accompanying consolidated statements of operations, of changes in stockholders’ equity and of cash flows of TELECOM ITALIA SpA, (an Italian corporation) and its subsidiaries for the year ended December 31, 2000, all expressed in Euro. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the consolidated financial statements of Telecom Italia Mobile SpA, a subsidiary which is 54.8 percent owned by the Company, which statements reflect total revenues of 7,959 millions of Euro for the period ended December 31, 2000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Telecom Italia SpA, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated statements referred to above present fairly, in all material respects, the results of operations and of cash flows of TELECOM ITALIA SpA and its subsidiaries for the period ended December 31, 2000 in conformity with the Italian law governing consolidated financial statements and generally accepted accounting principles in Italy.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta all’Albo Consob – Altri uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881 – Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Milano 20122 Corso Europa 2 Tel. 0277851 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60

Tel. 091349737 – Parma 43100 V.le Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37

Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 – Treviso 31100 Piazza Crispi 8 Tel. 0422542726 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Marinoni 12 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

The accounting principles referred to above vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Euro for the period ended December 31, 2000 to the extent summarized in Note 26 to the consolidated financial statements.

Turin, May 21, 2001

PricewaterhouseCoopers SpA

/s/  Sergio Duca

Sergio Duca

(Partner)

This report is a copy of a report previously issued by Arthur Andersen S.p.A. This report was issued by Arthur Andersen S.p.A. in connection with its audit of Telecom Italia Mobile S.p.A. for the year ended December 31, 2000. This report has not been re-issued by Arthur Andersen S.p.A. nor has Arthur Andersen S.p.A. provided a consent to the inclusion of this report in this Form 20-F.

Report of Independent Accountants	Arthur Andersen SpA
To the Board of Directors and Shareholders of Telecom Italia Mobile S.p.A.:	Galleria San Federico 54 10121 Torino

We have audited the consolidated balance sheets of Telecom Italia Mobile S.p.A., and its subsidiaries as of December 31, 2000, and the related consolidated statements of income for the year ended December 31, 2000, all expressed in Euro. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which assets reflect approximately 24% of total assets as of December 31, 2000, while consolidated revenues, which refer to Telecom Italia Mobile S.p.A. only, have been fully analyzed by us, being the acquisition of the main subsidiary finalized at year end. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above give a true and fair view of the financial position of Telecom Italia Mobile S.p.A. and its subsidiaries as of December 31, 2000 and the results of their operations for the year ended December 31, 2000 in conformity with generally accepted accounting principles in Italy.

Turin, Italy

March 22, 2001

Sede Legale Via della Moscova 3 20121 Milano	Reg Imp 297992 Tribunale di Milano R.E.A. 960046 Cod Fisc 02466670581 Partita IVA 09869140153 Capitale Sociale Lire 3.000.000.000 i.v.	Bari Bologna Brescia Firenze Genova Milano Napoli Padova Roma Torino Treviso Verona

F-89